Form 20-F
IMPERIAL TOBACCO GROUP PLC
filed 2003-02-14
CIK 1072670

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 14, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended September 28, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 1-14874

IMPERIAL TABOCCO GROUP PLC

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization)

Upton Road
Bristol BS99 7UJ, England
011 44 117 963-6636

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class American Depositary Shares Ordinary shares of 10p each	Name of Exchange New York Stock Exchange New York Stock Exchange*
*
Listed, not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

        $600,000,000 aggregate principal amount of 7 1/8% Guaranteed Notes due April 1, 2009 of Imperial Tobacco Overseas B.V., fully and unconditionally guaranteed by Imperial Tobacco Group PLC and Imperial Tobacco Limited.

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of September 28, 2002: 729,200,921 Ordinary Shares of 10p each.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☒ Item 18 ☐

i

*
We have responded to Item 17 in lieu of responding to this Item.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report includes "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations described in such "forward-looking statements." These factors include, among other things, the following:

  •
  the declining demand for tobacco products caused by increasing excise duties, increasing governmental regulation and heightened public awareness of smoking-related health concerns;

  •
  health-related litigation and government investigations related to trading and excise duty;

  •
  competitive product and pricing pressures; and

  •
  foreign currency and interest rate fluctuations and fluctuations in other market rate sensitive agreements and instruments to which we are a party.

        Please also see the factors disclosed in Item 3D: Risk Factors.

        All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

PRESENTATION OF INFORMATION

  In this annual report:

  •
  "we," "our," "us," "group," "ITG" and similar terms, as well as "Imperial Tobacco," mean Imperial Tobacco Group PLC, including its predecessor companies, and its, or their, consolidated subsidiaries.

  •
  "ADR" means American Depositary Receipt and "ADRs" means American Depositary Receipts;

  •
  "ADS" means American Depositary Share and "ADSs" means American Depositary Shares;

  •
  "ASB" means the United Kingdom Accounting Standards Board;

  •
  "Australasian acquisition" means the portfolio of cigarette, roll-your-own and pipe tobacco and rolling paper brands in Australia and New Zealand, together with a factory in New Zealand, purchased from subsidiaries of British American Tobacco plc on September 3, 1999;

  •
  "Baelen" means the roll-your-own tobacco manufacturing and distribution business of Baelen International N.V. and Tabakbedrijf Baelen N.V., collectively the Baelen group, which we acquired on September 29, 2000;

  •
  "Demerger" means the demerger (spin-off) of Hanson PLC's tobacco interests to us on October 1, 1996;

  •
  "$," "U.S. dollars," "U.S.$," "dollars," "cents," and "c" refer to the currency of the United States;

  •
  "E.C." means the European Community, which includes the member states of the European Union;

  •
  "EFKA" means the rolling papers and tubes manufacturing and distribution business of EFKA—Werke Fritz Kiehn GmbH and EFKA Canada, collectively the EFKA group, which we acquired on October 2, 2000;

  •
  "E.U." means the European Union, which includes, Austria, Belgium, Denmark, Finland, France, Germany, Greece, the Republic of Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom;

  •
  "€" and "euro" refers to the single currency of the twelve member states of the European Union which have satisfied the convergence criteria set forth in the Maastricht Treaty and did not opt out of participation in European Economic and Monetary Union on January 1, 1999;

  •
  "FAS" means Financial Accounting Standard as prepared by the United States Financial Accounting Standards Board;

  •
  "FRF" refers to the currency of France prior to the adoption of the euro;

  •
  "FRS" means Financial Reporting Standard as prepared by the ASB;

  •
  "GAAP" means generally accepted accounting principles in the indicated country;

  •
  "Lao Tobacco" means Lao Tobacco Limited in which we acquired a controlling interest on February 6, 2002;

  •
  "Mayfair" means the cigarette vending operations of Mayfair Vending Limited, which we acquired on December 8, 2000;

  •
  "pounds sterling noon buying rate" means the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per £1.00 sterling;

  •
  "£," "pounds sterling," "sterling," "pence" and "p" refer to the currency of the United Kingdom;

  •
  "Reemtsma" means the cigarette manufacturing and distribution business of Reemtsma Cigarettenfabriken GmbH in which we acquired a 90.01% interest from Tchibo Holding AG and other investors on May 15, 2002. An option agreement has been entered into which will enable the group to acquire the outstanding 9.99%. As a result of a profit pooling agreement with the holders of the outstanding 9.99%, the group has consolidated 100% of the results and net assets of Reemtsma;

  •
  "Rizla" means the rolling papers manufacturing and distribution business of Rizla International B.V., which we acquired from certain investors on January 27, 1997;

  •
  "Tobaccor" means the cigarette manufacturing and distribution business of Tobaccor S.A. in which we acquired a 75% interest from Bolloré S.A. on March 30, 2001 and a further 12.5% on September 23, 2002. Terms have been agreed for the remaining interest of Bolloré in Tobaccor to be acquired by December 31, 2005;

  •
  "tonnes" means metric tonnes, equal to 1,000 kilograms or 2,204.6 pounds;

  •
  "turnover" means sales revenue;

  •
  "United Kingdom" and "U.K." means the United Kingdom of Great Britain and Northern Ireland;

  •
  "United States" and "U.S." means the United States of America;

  •
  "Van Nelle Tabak" means the non-U.S. tobacco business of Douwe Egberts Van Nelle, which we acquired from Sara Lee Corporation on July 1, 1998 and renamed "Van Nelle Tabak"; and

  •
  "VAT" means value added tax.

        Our fiscal year normally ends on the Saturday nearest September 30 of each year, except in fiscal 1998 when our fiscal year end was September 26, fiscal 1999 when our fiscal year end was September 25 and fiscal 2000 when our fiscal year end was September 23. Therefore, references to fiscal years can reflect either a 52-week or 53-week period.

        Our consolidated financial statements are expressed in pounds sterling and prepared in accordance with U.K. GAAP, which differs from U.S. GAAP in certain respects. Please see note 29 of the notes to our consolidated financial statements, included in this annual report, for a discussion of the principal differences between U.K. GAAP and U.S. GAAP relevant to our consolidated financial statements.

        Solely for your convenience, this annual report contains translations of certain pounds sterling amounts into U.S. dollars at the pounds sterling noon buying rate on September 27, 2002, the last business day prior to the date of our most recent balance sheet included in this annual report. The pounds sterling noon buying rate was $1.555 per £1.00 on September 27, 2002 and $1.635 per £1.00 on February 6, 2003.

        Translations contained in this annual report do not constitute representations that the stated pounds sterling amounts actually represent such U.S. dollar amounts or vice versa, or that amounts could be or could have been converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate. Fluctuations in the exchange rate between pounds sterling and U.S. dollars will affect, among other things, the U.S. dollar equivalent of the pound sterling price of our ordinary shares on the London Stock Exchange, which is likely to affect the market price of our ADSs. Such fluctuations could also affect the U.S. dollar equivalent of the pound sterling dividends paid on our ordinary shares.

        World data and individual market data referred to herein with respect to us and our competitors are management estimates derived, where available, from a variety of sources, including internal sales data, factory sales information provided by tobacco manufacturers and importers, customs data, trade journals, publications, governmental statistics as well as independently compiled market research statistics derived from point of sale surveys and trade questionnaires. Unless otherwise indicated, market volume and share data referred to herein with respect to us and our competitors refers to unit sales in the relevant fiscal year.

v

PART I

Item 1:    Identity of Directors, Senior Management and Advisers

        This item is not applicable.

Item 2:    Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3:    Key Information

A    Selected Financial Data

        The selected consolidated financial information of Imperial Tobacco set forth below should be read in conjunction with, and is qualified in its entirety by reference to, Imperial Tobacco's consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 29, 2001 and September 28, 2002 and for each of the three fiscal years in the period ended September 28, 2002 are derived from the audited consolidated financial statements included in this annual report. Such audited consolidated financial statements for Imperial Tobacco Group PLC as at September 29, 2001 and September 28, 2002 and for each of the three fiscal years in the period ended September 28, 2002 have been audited by PricewaterhouseCoopers, Chartered Accountants, as indicated in their report included in this annual report. The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 26, 1998, September 25, 1999 and September 23, 2000 and for each of the two fiscal years in the period ended September 25, 1999 are derived from financial statements not included in this annual report. You should read this information in conjunction with Item 5: Operating and Financial Review and Prospects and our consolidated financial statements and notes thereto included elsewhere in this annual report.

        Acquisitions made during the year include a controlling interest in Lao Tobacco (February 6, 2002) and 90.01% of Reemtsma (May 15, 2002). The results of these companies are included in our consolidated profit and loss account information from the date they were acquired and in our balance sheet information as at September 28, 2002. We also acquired a further 12.5% interest in Tobaccor (September 23, 2002).

        Balance sheet data is as at the Saturday nearest September 30, of the relevant fiscal year except in the 1998, 1999 and 2000 fiscal years, when the balance sheet data is at September 26, 1998, September 25, 1999 and September 23, 2000, respectively. Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. For a description of the principal differences between U.K. GAAP and U.S. GAAP relevant to our consolidated financial statements, a reconciliation to U.S. GAAP of net income for each of the three fiscal years in the period ended September 28, 2002, and a reconciliation to U.S. GAAP of shareholders' (deficit)/funds as at September 29, 2001 and September 28, 2002, see note 29 to our consolidated financial statements included in this annual report.

        Pounds sterling amounts in fiscal 2002 have been translated into U.S. dollars, solely for your convenience, at $1.555 per £1.00, the pounds sterling noon buying rate on September 27, 2002, the last business day prior to the date of our most recent balance sheet included in this annual report.

PROFIT AND LOSS ACCOUNT DATA

	Fiscal year
	1998		1999		2000		2001		2002		2002
	£		£		£		£		£		£
	(in millions, except "per ordinary share" and "per ADS" amounts)
Amounts in accordance with U.K. GAAP
Turnover(1)	4,029		4,494		5,220		5,918		8,296		12,900
Duty in turnover	(3,081)		(3,292)		(3,920)		(4,444)		(6,077)		(9,450)
Turnover excluding duty	948		1,202		1,300		1,474		2,219		3,450
Costs and overheads less other income	(512)		(684)		(740)		(870)		(1,616)		(2,512)
Operating profit	436		518		560		604		603		938
Interest	(111)		(118)		(110)		(110)		(180)		(280)
Profit on ordinary activities before tax	325		400		450		494		423		658
Taxation	(94)		(113)		(127)		(139)		(140)		(218)
Profit on ordinary activities after tax	231		287		323		355		283		440
Equity minority interests	—		—		—		(5)		(11)		(17)
Profit attributable to shareholders	231		287		323		350		272		423
Basic earnings per ordinary share(2)(5)(7)	37.2	p	46.4	p	52.3	p	56.6	p	41.0	p	63.8	c
Diluted earnings per ordinary share(3)(5)(7)	37.1	p	46.1	p	52.0	p	56.2	p	40.8	p	63.4	c
Amounts in accordance with U.S. GAAP
Net income	227		287		323		426		299		465
Basic net income per ordinary share(2)(5)(6)	36.5	p	46.4	p	52.3	p	68.9	p	45.1	p	70.1	c
Basic net income per ADS(6)	73.0	p	92.8	p	104.6	p	137.8	p	90.2	p	140.3	c
Diluted net income per ordinary share(3)(5)(6)	36.4	p	46.1	p	52.1	p	68.4	p	44.8	p	69.7	c
Diluted net income per ADS(2)(5)(7)	72.8	p	92.2	p	104.2	p	136.8	p	89.6	p	139.3	c

BALANCE SHEET DATA

	Fiscal year
Amounts in accordance with U.K. GAAP
	1998	1999	2000	2001	2002	2002
	£	£	£	£	£	£
	(in millions)
Amounts in accordance with U.K. GAAP
Total assets	1,077	1,308	1,529	1,870	6,472	10,064
Creditors: amounts falling due after more than one year	1,144	1,342	820	1,386	3,694	5,744
Shareholders' funds(4)	(1,661)	(1,476)	(1,279)	(1,101)	(75)	(117)
Capital employed
By location (based on origin)
U.K.	97	1	63	38	(100)	(156)
Germany	—	—	—	(1)	(1)	(1)
Other Western Europe	18	70	108	272	99	154
Rest of the World	—	8	26	21	339	527

	115	79	197	330	337	524

Capital employed is reconciled to the consolidated balance sheets as follows:	Restated for FRS19	Restated for FRS19
Net liabilities	(1,661)	(1,468)	(1,279)	(1,101)	(75)	(117)
Intangible fixed assets	—	(145)	(130)	(332)	(3,563)	(5,541)
Taxation	77	91	112	101	113	176
Net debt	1,617	1,505	1,383	1,540	3,695	5,746
Dividend payable	82	96	111	122	167	260

	115	79	197	330	337	524

Amounts in accordance with U.S. GAAP
Total assets	2,304	2,458	2,635	3,122	8,473	13,176
Shareholders' (deficit)/funds	(570)	(427)	(267)	(1)	1,105	1,718

(1)
Turnover represents the amount charged to customers in respect of goods supplied, exclusive of VAT but inclusive of duty. All income relates to continuing operations. All figures for 2002 include the results of Reemtsma for the four and half months since acquisition.

(2)
Basic earnings per share is calculated on the profit attributable to shareholders, divided by the weighted average number of shares assumed to be in issue during the year. Earnings per share amounts have been adjusted, for all periods presented, to reflect the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.

(3)
Diluted earnings per share is calculated on the profit attributable to shareholders, divided by the weighted average number of shares assumed to be in issue during the year plus potentially dilutive share options. Diluted earnings per share have been adjusted, for all periods presented, to reflect the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.

(4)
Net worth is negative because the consideration for the Demerger has been determined based upon the fair market value, rather than the book value, of net assets acquired. The difference between the consideration paid and net assets has been offset against equity.

(5)
Our issued and fully paid share capital at September 28, 2002 was 729,200,921 ordinary shares of 10p each. The increase of 208,343,120 ordinary 10p shares during the year was as a result of the two-for-five discounted rights issue approved on April 8, 2002 at 480p per share. This was the first change in our issued share capital since the Demerger on October 1, 1996.

(6)
The significant increase in U.S. GAAP earnings per share in fiscal 2001 is mainly due to the group deciding not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted. This resulted in a one-time, before tax, credit for the initial adoption of SFAS 133 totaling £4 million and an unrealized gain of £101 million, which was recorded in the determination of net income in 2001. In fiscal 2002, this resulted in a net unrealized loss of £10 million.

(7)
Earnings per share in fiscal 2002 have been adversely affected by additional amortization relating to the acquisition of Reemtsma of £62 million, exceptional restructuring costs of £103 million and exceptional finance charges of £33 million.

  Dividends

        The following tables set forth the amounts of interim, final and total cash dividends we paid in respect of our ordinary shares for each of the last five fiscal years, indicated both in pence per ordinary share, U.S. dollars per ordinary share and U.S. dollars per ADS, each representing two ordinary shares. U.S. dollar amounts have been translated, solely for your convenience, at the pounds sterling noon buying rate on each of the respective payment dates for such interim and final dividends, except for the final dividend in the 2002 fiscal year, which is to be paid on February 21, 2003 and for which the pounds sterling noon buying rate on September 27, 2002 has been used. The first table presents actual dividends per share; the second table presents dividends per share restated for all periods presented to reflect the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.

Dividends per share (previously quoted prior to rights issue)

				Translated into U.S. dollars per ordinary share			Translated into U.S. dollars per ADS
	Pence per ordinary share
Fiscal Year
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
1998	7.6	15.8	23.4	0.12	0.26	0.38	0.25	0.52	0.77
1999	8.8	18.7	27.5	0.14	0.31	0.45	0.28	0.62	0.90
2000	10.1	21.6	31.7	0.15	0.31	0.46	0.30	0.62	0.92
2001	10.8	23.7	34.5	0.15	0.35	0.50	0.30	0.70	1.00
2002(1)	12.0			0.18			0.37

(1)
The 2002 final dividend was not quoted at the date of approval of the rights issue.

Dividends per share (restated for rights issue)

				Translated into U.S. dollars per ordinary share			Translated into U.S. dollars per ADS
	Pence per ordinary share
Fiscal Year
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
1998	6.3	13.2	19.5	0.10	0.22	0.32	0.20	0.44	0.64
1999	7.4	15.6	23.0	0.12	0.26	0.38	0.24	0.52	0.76
2000	8.4	18.0	26.4	0.13	0.26	0.39	0.26	0.52	0.78
2001	9.0	19.8	28.8	0.13	0.29	0.42	0.26	0.58	0.84
2002	10.0	23.0	33.0	0.15	0.36	0.51	0.30	0.72	1.02

        The actual rate that cash dividends are converted to U.S. dollars by Citibank N.A., as depositary, may not equal the pounds sterling noon buying rates on the dividend payment date. Fluctuations in the exchange rate between pounds sterling and U.S. dollars and expenses of the depositary will affect the U.S. dollar amounts actually received by holders of ADRs upon conversion by the depositary of such cash dividends. For information concerning the taxation of dividends, see Item 10E: Taxation.

  Exchange Rates

        The following table sets forth, for the periods indicated, information in U.S. dollars to the nearest cent, with respect to:

  •
  the period end pounds sterling noon buying rate on the last business day in the applicable fiscal year;

  •
  the average of the pounds sterling noon buying rates on the last business day of each full month during the period;

  •
  the high pounds sterling noon buying rate; and

  •
  the low pounds sterling noon buying rate.

Fiscal Year	Period End	Average	High	Low
1998	1.70	1.65	1.70	1.62
1999	1.64	1.63	1.72	1.55
2000	1.46	1.57	1.68	1.40
2001	1.47	1.46	1.50	1.37
2002	1.55	1.47	1.56	1.41
2003 (through February 6, 2003)	1.64	1.60	1.65	1.54

        The high and low pounds sterling noon buying rate in U.S. dollars per £1.00 for the last six months were:

	High	Low
August 2002	1.57	1.52
September 2002	1.57	1.53
October 2002	1.57	1.54
November 2002	1.59	1.54
December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003 (through February 6, 2003)	1.65	1.64

        Pounds sterling are convertible into U.S. dollars at freely floating rates and there are currently no restrictions on the flow of pounds sterling between the United Kingdom and the United States. Fluctuations in the exchange rate between pounds sterling and U.S. dollars may affect our financial condition and results of operations. Fluctuations in such rates in the past are not necessarily indicative of fluctuations that may occur in the future. Translations contained in this annual report do not constitute representations that the stated pounds sterling amounts actually represent stated U.S. dollar amounts or vice versa, or that amounts could be or could have been converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate.

B    Capitalization and Indebtedness

        This section is not applicable.

C    Reasons for the Offer and Use of Proceeds

        This section is not applicable.

D    Risk Factors

        Set out below is a non-exhaustive list of risk factors of which investors in our company should be aware. In addition, we are subject to the same risk factors as any other business, for example the political stability in countries in which we operate and source our raw materials, the impact of natural disasters and changes in general economic conditions.

  We may be adversely affected by the declining demand for tobacco products

        In 2001 the most recent year for which world-wide information is available, an estimated 5.3 trillion cigarettes (2000: 5.2 trillion cigarettes) were sold throughout the world, including approximately 617 billion in the European Union, approximately 722 billion in North and South America, approximately 2.8 trillion in Asia Pacific, approximately 681 billion in Eastern Europe and the former Soviet Union, approximately 297 billion in the Middle East and approximately 167 billion in Africa. In fiscal 2002, in Germany, the largest market in the European Union, total sales of more than 144 billion cigarettes were recorded, while in the United Kingdom sales of U.K. duty paid cigarettes were approximately 57 billion, placing the United Kingdom among the five largest markets by volume in the European Union.

        The company's two most significant markets by volume are the domestic markets of Germany and the United Kingdom. In Germany, between 1997 and 2002, market volume has grown at a compound rate of 0.8%. Although a mature market, it has seen slight growth over the last year, but has become increasingly competitive with the rise of private label and value brands and a recent significant excise tax increase.

        Total U.K. cigarette consumer sales over the 1994 to 1998 fiscal years fell by an average of approximately 4% per annum. In the 1998 to 2001 fiscal years, the U.K. cigarette market declined by approximately 9% per annum based on unit sales, although in fiscal 2002, the U.K. duty paid cigarette market increased by approximately 3% based on unit sales due to the noticeable reduction in the proportion of the non-U.K. duty paid cigarette sales. However, the underlying historic adverse trend has been encouraged by consistent and substantial increases in excise duty on tobacco products, increasing governmental regulation, government-funded anti-smoking campaigns and heightened public awareness of smoking-related health concerns.

        The advertising, sale and consumption of tobacco products in Europe and elsewhere has also been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to claims that cigarette smoking and tobacco products are harmful to health. This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of cigarettes, introduced by regulation and voluntary agreements. In addition, anti-smoking groups are seeking to diminish the social acceptability of smoking. For additional information about the regulatory influences affecting cigarette consumption, please see Item 4B: Business Overview—Regulation.

        Any future substantial decline in cigarette consumption, particularly in the U.K. and German markets, could have a material adverse effect on our turnover, profits and financial condition.

  Increasing excise duties on tobacco products are likely to reduce the demand for tobacco products

        Cigarettes and other tobacco products are subject to excise duties, which represent a significant percentage of the retail price of such products. These duties have been steadily increasing in recent years.

        The United Kingdom, historically our most important market, has one of the highest levels of taxation on tobacco products in the world. Currently, approximately 79% of the recommended retail price for premium-priced cigarettes sold in the United Kingdom consists of duties in the form of a specific tax, which is levied at a fixed amount per thousand cigarettes; an ad valorem tax, which is levied at a fixed percentage of the retail price; and value added tax. We believe that the U.K. duty structure has limited the potential for deep price discounting, while the high absolute level of taxation has prompted consumers to switch from the higher margin premium price sector to lower price sectors and has encouraged both legal and illegal cross-border trade from countries with lower levels of duty.

        In Germany, over the last decade, tobacco duty increases have been broadly in line with inflation but in 2002 they were augmented by one euro cent per cigarette and have been augmented by a further one euro cent per cigarette in January 2003 as the government raises additional funds to help fund increased security measures in response to the September 11, 2001 terrorist attacks in the United States. Governments in other countries in which we operate have also imposed significant levels of taxation on tobacco products and a number have indicated that the level of tax will continue to increase. Substantial increases in excise duties on tobacco products have had, and are likely to continue to have, a material adverse effect on the size of the U.K., German and other international tobacco markets in which we operate and may have a material adverse effect on our turnover, profit and financial condition.

        International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading and counterfeiting have proliferated, to the detriment of government revenues. Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be exposed to investigations by customs or other authorities. Also, criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees. ITG, along with other responsible members of the tobacco industry, in liaison with government and customs authorities, have adopted a number of measures, including implementing pre-supply and post-supply checks on export shipments and strengthening information exchange with customs authorities, to combat illegal cross-border trading and counterfeiting. However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

        In the United Kingdom, the Committee of Public Accounts released a report on January 10, 2003, which outlined certain concerns with respect to Imperial Tobacco's anti-smuggling co-operation.

        In addition, in January 2003, an investigation commenced in Germany involving, among other things, exports by Reemtsma prior to its acquisition by us that were subsequently re-imported into Germany.

        We co-operate fully with any investigations by customs or other authorities and we intend to continue to do so. Nevertheless, there can be no assurances that such investigations will not result in negative publicity or actions being brought against us or our directors, executive officers or employees in the future, or that any such publicity or actions will not have a material adverse effect on our turnover, profit and financial condition. Also, although we have implemented procedures to detect and combat illegal trading in tobacco products, we cannot guarantee that all of our employees will follow these procedures, or that those not in compliance will be discovered in a timely fashion.

  We could incur substantial costs in connection with litigation

        Tobacco manufacturers, including us, have been sued by parties seeking damages for alleged smoking-related health effects. To date no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action in the United Kingdom or Republic of Ireland, historically our most important markets, or Germany. Only two tobacco-related health claims have ever proceeded to trial in the United Kingdom. In one claim, which did not involve us, judgment was entered for the defendants. In the other claim, a group action against us and another manufacturer was abandoned following a preliminary hearing on the issue of limitation in which judgment was made in our favor. In Germany, six applications for legal aid to fund claims were rejected by the Court of First Instance in 1999 and these judgments were upheld in the Appeal Court. However, we cannot assure you that legal aid funding will continue to be denied to plaintiffs in smoking-related health litigation in the future, that favorable decisions will be achieved in the proceedings pending against us, that additional proceedings by private, corporate or public sector plaintiffs will not be commenced against us in the United Kingdom or elsewhere or that we will not incur damages which, if incurred, would be material.

        In The Netherlands we have received letters claiming damages for alleged smoking-related health effects although no proceedings have been commenced against us at this time. In Germany and Poland one individual claimant in each country has served proceedings upon us during 2002. No trial date has been fixed in either case. In Australia, a statement of claim has been served but we have applied to have the claim dismissed.

        Historically, we have not sold tobacco products in the United States, the jurisdiction with the greatest smoking-related health litigation, and we have not been a party to any smoking-related litigation in the United States to date. However, Reemtsma had sold relatively small quantities of cigarettes in the United States between 1985 and 1999 and continues to have limited sales in the U.S. duty-free market. Reemtsma is not a party to the 1998 Master Settlement Agreement that certain U.S. market participants have entered into with, among others, the attorneys general of 46 U.S. states to settle healthcare reimbursement claims and other issues, and we cannot assure you that we will not be subject to litigation in the United States in the future.

        Although it is not possible to predict the outcome of the pending smoking-related litigation, we believe that we have meritorious defenses to these actions and that they will not have a material adverse effect upon our results of operations, cash flow or financial condition. Regardless of the outcome of the pending litigation, the costs of defending claims will be substantial and we may not be able to fully recover such costs, irrespective of whether we are successful in defending such claims.

        For additional information about litigation in our main markets, please see Item 4B: Business Overview—Legal environment.

  Our failure to manage growth could adversely affect our business

        Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions. This expansion into both developed and emerging markets may present more challenging operating environments where traditionally margins in general may be lower and in which dubious commercial practices may be more common than those in which we have historically operated. Acquisitions also require the attention of management and the diversion of other resources. Our ability to effectively integrate and manage acquired businesses, particularly the recent Reemtsma acquisition, and handle any future growth, will depend upon a number of factors, including our ability to: monitor operations; control costs; achieve harmonization synergies in a timely manner; maintain effective quality controls; optimize manufacturing capability; expand and maintain effective internal control, management and accounting systems; and attract and retain qualified personnel. Failure to implement any of these measures at a pace consistent with the growth of our business could adversely affect our financial condition, the results of our operations and our prospects.

        Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we will be able to identify all actual or potential liabilities of a company prior to its acquisition.

  We may be unable to identify further acquisition opportunities

        Historically, ITG has engaged in acquisitions, which have been complementary to the organic growth of the group. The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully consummating those transactions. Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate, believe that a proposed transaction will have an adverse effect on competition in the relevant market. Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions. ITG has historically faced competition for acquisitions, and in the future this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us. In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisition.

  We may be adversely affected by our significant market position in certain markets

        Imperial Tobacco Group has significant market shares in certain markets in which we operate, including the United Kingdom. As a result we may be subject to investigation for abuse of our position in these markets, which could result in adverse regulatory action by the authorities, including monetary fines, and negative publicity. For example, in the United Kingdom, on February 10, 2003, we received from the Office of Fair Trading a notice advising of an investigation by them, under the provisions of the U.K. Competition Act 1998, into the terms and conditions of our supply of rolling papers to the U.K. market.

        We co-operate fully with any investigations by the authorities and will continue to do so. Nevertheless there can be no assurances that such investigations will not result in actions being brought against us or that any such investigations or publicity will not have an adverse effect on our turnover, profit and financial condition.

  We are exposed to currency fluctuations

        We are exposed to the translation of the results of overseas subsidiaries into pounds sterling as well as the impact of trading transactions in foreign currencies. For significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the balance sheet translation risk.

        In the 2000, 2001 and 2002 fiscal years, 49% (£634 million), 53% (£783 million) and 66% (£1,455 million) of our turnover (excluding duty), respectively, and 38% (£217 million), 43% (£266 million) and 51% (£399 million) of our operating profit excluding exceptional items and amortization, respectively, was generated in markets outside the United Kingdom. The majority of sales in these markets is invoiced by us in currencies other than pounds sterling, in particular, U.S. dollars and euro, together with other European currencies. Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies. The acquisition of Reemtsma, whose principal markets are outside the United Kingdom, has further increased our exposure to currency fluctuations.

        Based on our results for fiscal 2002, a 10% increase in the value of the pound sterling relative to each of the other currencies in the countries in which we sell our products, would result in a £146 million and £40 million reduction in turnover (excluding duty) and operating profit, respectively.

        For additional information about our exposure to currency fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

  We are exposed to commodity fluctuations

        Our financial results are exposed to fluctuations in the price of tobacco leaf. Other than the cultivation of tobacco leaf principally for use by subsidiaries of Tobaccor, we are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. In addition, the current political situation in Zimbabwe has resulted, and may continue to result, in a significantly reduced tobacco crop in that country. This may also lead to increases in price which we may be unable to pass on to customers. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, Zimbabwe, Canada and India.

        In fiscal 2002, we purchased approximately 85,000 tonnes of tobacco leaf through a number of well- established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long-term contracts based on price. Based on fiscal 2002 purchase volumes, a 10% relative increase in the cost of tobacco leaf would result in an increase of approximately £14 million in tobacco leaf costs to the group.

  We are exposed to interest rate fluctuations

        We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at September 28, 2002, approximately 9% of our net debt, including deferred consideration, was denominated in pounds sterling, 88% in euro and the remaining 3% in other currencies. This compares with the position as at September 29, 2001, when approximately 30% of our net debt was denominated in pounds sterling, 63% in euro and the remaining 7% in other currencies. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling, euro and other currencies' interest rates. Based on our net interest charge for fiscal 2002 (excluding exceptional interest), a 10% relative increase in interest rates would result in an approximate increase of £1.6 million in the net interest charge.

        For additional information about our exposure to interest rate fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

  We operate in a highly competitive market

        Our principal competitors are Philip Morris International Inc. (or Philip Morris), British American Tobacco plc (or BAT), Japan Tobacco Inc. (or Japan Tobacco), Gallaher Group Plc (or Gallaher), and Altadis S.A. (or Altadis). These companies, some of which have greater financial resources than we have, remain strong competitors in the international markets in which we compete. Any increase in competitive activity of these companies and other local manufacturers could lead to further competition and pricing pressure on our brands and reduce profit margins. Our ability to compete with these companies may be limited by the regulatory environment in which we operate, including advertising restrictions, and this may adversely impact our efforts to strengthen our brand portfolio.

        Actions from our competitors may also have an unfavorable impact on our ability to meet our strategy of growing the group organically and through acquisitions.

  Our shares are subject to price fluctuations

        The price of both our ordinary shares and ADSs has been and may remain volatile, which could result in investors being unable to realize the amount originally invested.

        All dividends are paid in pounds sterling. Therefore any decline in the pound sterling/U.S. dollar exchange rate would reduce the U.S. dollar equivalent value of the dividends. Similarly, any such exchange movement could adversely affect the price at which our ADSs trade on the New York Stock Exchange.

        A non-exhaustive list of factors which could affect the price of our shares and ADSs includes:

  •
  Operating results;

  •
  Results of litigation both directly against ourselves and other companies within the tobacco sector;

  •
  Changes in analysts' recommendations;

  •
  Announcements of changes to regulations in respect of advertising, packaging, product constituents and taxation of tobacco products;

  •
  Merger activity, distribution agreements or joint ventures within the tobacco industry; and

  •
  Changes to key personnel.

  Additional risks arise for ADS holders

        Approximately 6% of our shares are held in the form of ADSs. Because holders of ADSs do not hold their ordinary shares directly, they may be subject to the following additional risks relating to ADSs rather than ordinary shares:

  •
  There can be no assurance that the depositary will be able to convert a dividend or other distribution paid in pounds sterling into U.S. dollars at a specified exchange rate, or sell any property, rights, shares or other securities at a specified price, or that any such transaction can be completed within a specified time period.

  •
  Upon receipt of a notice from us of a shareholders' meeting, the depositary has agreed to provide the holders of ADSs registered on the books of the depositary with any materials that we have distributed, along with a notice as to how each registered ADS holder can instruct the depositary on the voting of the ordinary shares underlying the holder's ADSs. We cannot guarantee that ADS holders will receive voting materials in time to instruct the depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or third parties, will not receive notice of a shareholders' meeting or have the opportunity to exercise a right to vote at all.

  •
  ADS holders may not receive copies of all reports from the depositary or us and may need to go to the depositary's offices to inspect any reports issued.

  •
  ADS holders may not receive all of the benefits of a holder of ordinary shares, such as rights to participate in any capital increase.

  •
  We and the depositary may amend or terminate the deposit agreement without the consent of the ADS holders in a manner that could prejudice ADS holders.

  •
  The ability of an ADS holder to bring an action against us may be limited under English law. We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical U.S. corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only our company can be the proper plaintiff in proceedings in respect of wrongful acts committed against it. In addition, it may be difficult for a U.S. holder to prevail in a claim against us under, or to enforce liabilities predicated upon, U.S. securities laws.

  •
  A U.S. holder of ADSs may not be able to enforce a judgment against some or all of our Directors and officers. Our Directors and executive officers are residents of countries other than the United States. Consequently, it may not be possible for a U.S. holder to effect service of process within the United States upon them or to enforce against them judgments of courts of the United States based on civil liabilities under the U.S. securities laws. We cannot assure you that a U.S. holder will be able to enforce any judgments in civil and commercial matters or any judgments under the U.S. securities laws against our Directors or executive officers who are residents of the United Kingdom or countries other than the United States. In addition, English or other courts outside the United States may not impose civil liability on our Directors or executive officers in any original action based solely on the U.S. securities laws brought against us or our Directors in a court of competent jurisdiction in England or other countries outside the United States.

Item 4:    Information on the Company

        Our principal activities are the manufacture and marketing of a comprehensive range of high quality tobacco and tobacco-related products, including the Embassy, Regal, Superkings, John Player Special, Lambert & Butler, Richmond, Fusion, Horizon, The Imperial, West, Davidoff, R1, Prima and Cabinet brand families of cigarettes; Drum, Golden Virginia, Van Nelle and Interval roll-your-own tobacco; Classic cigars; Amphora and St. Bruno pipe tobacco; and Rizla rolling papers.

        We sell tobacco products and tobacco-related products in more than one hundred countries and duty-free markets, with particular market strengths in the United Kingdom, Germany, The Netherlands, Belgium, the Republic of Ireland, France, Slovenia, the Ukraine, Russia, Poland, Hungary, Slovakia, Australasia, Taiwan, Kyrgyzstan and sub-Saharan Africa. In addition, we are developing our presence in emerging markets, particularly Asia Pacific.

        Imperial Tobacco Group PLC was incorporated on August 6, 1996 and as a public limited company in England and Wales became listed on the London Stock Exchange on October 1, 1996, when Hanson PLC spun-off its tobacco business to Imperial Tobacco. On November 9, 1998, ITG's American Depositary Shares, each representing two ordinary shares of 10p each, were listed on the New York Stock Exchange under the symbol "ITY".

        Imperial Tobacco Group PLC is registered in England and Wales (registered company number 3236483), and operates under the legislation of the United Kingdom. Our registered office is Imperial Tobacco Group PLC, P.O. Box 244, Upton Road, Bristol BS99 7UJ, England (telephone number: 011 44 117 963 6636; facsimile number: 011 44 117 966 7957). The ADR Depositary is Citibank Shareholder Services, P.O. Box 2502, Jersey City, New Jersey 07303-2502, U.S.A. Telephone number: 1-877-CITI-ADR (1-877-248-4237—toll free).

A    History and Development

        Our tobacco business has a long established history, dating back to 1901 when thirteen independent British tobacco companies merged to join forces in the face of competition from the American Tobacco Company.

        In 1973, when the United Kingdom joined the European Union, an agreement was reached with BAT for the exchange of certain trademarks. As a result of these historical arrangements and subsequent agreements with BAT and other third parties, we, like many international cigarette companies, do not have exclusive ownership of all our pre-1973 brands in all of the territories in which we operate. In general, we prefer to own the rights to our principal brands in the territories in which we operate. The brand rights to our most internationally distributed brand, Davidoff, for cigarettes only, are licensed to Reemtsma through a long term arrangement involving Davidoff & Cie SA, Zino Davidoff SA and other entities.

        In 1986, following a period of diversification away from the tobacco business and a continual loss of U.K. tobacco market share, the company was acquired by Hanson PLC. Under Hanson, we disposed of non-tobacco businesses and renewed our focus on our core tobacco business, including a program of rationalization and investment.

        Traditionally, the primary focus of our business was on the U.K. and Irish markets. However, since the Demerger in 1996 we have pursued a dynamic growth strategy to develop our business internationally through both organic growth and acquisitions. Consistent with this strategy, we have invested over £4.3 billion in acquisitions, principally of overseas businesses, including Reemtsma. In fiscal 2002, 66% of our total turnover less duty was attributable to our international business.

        In 1997 and 1998, respectively, we acquired Rizla and Van Nelle Tabak, which are both based in The Netherlands. In 1999, we acquired a portfolio of cigarette, tobacco and rolling paper brands in Australia and New Zealand, together with a factory in New Zealand, from subsidiaries of BAT. As a result of the acquisition, these brands had a combined cigarette market share of approximately 17% of the combined Australian and New Zealand markets.

        In October 2000, we completed two acquisitions to strengthen our roll-your-own tobacco and rolling papers businesses: the EFKA group, based in Germany and Canada, which holds strong positions in several rolling papers and tubes markets; and the Baelen group, which manufactures roll-your-own tobacco in Belgium, for sale in Belgium, France and other European countries. Baelen's main brand properties include Interval, which has a market share of over 10% in France, and Werwiqc. In December 2000, we completed the purchase by our subsidiary Sinclair Collis Limited of the cigarette vending operations of Mayfair Vending Limited from the TM Group. The net cash consideration, including acquisition expenses, for these three businesses was £83 million.

        In March 2001, we acquired from the Bolloré group a 75% interest in Tobaccor, the second largest cigarette manufacturer and distributor in Sub-Saharan Africa, for a cash consideration of £179 million together with acquisition costs of £3 million. Tobaccor has leading market shares in eight countries in French-speaking West and Central Africa, and Madagascar, and is the sole cigarette manufacturer in each of these countries. It also has interests in Vietnam. On September 23, 2002 Tobaccor purchased from Bolloré, by way of a share buy-back, a further 12.5% interest in Tobaccor with payment being due and made on December 31, 2002. Terms have been agreed to acquire the remaining interest of Bolloré in Tobaccor by December 31, 2005. Total consideration for these additional transactions amounts to £91 million, using a similar multiple of profit as for the acquisition of the original shares, and includes a net cash adjustment, incorporating dividends accrued since the acquisition.

        In August 2001, we entered into an agreement, effective September 2001, with Philip Morris for the distribution and sale of Marlboro brand cigarettes in the United Kingdom. In December 2001, we entered into a further agreement with Philip Morris for the manufacture and distribution of Raffles and the distribution of Chesterfield cigarettes in the United Kingdom.

        On February 6, 2002 we acquired a controlling interest in Lao Tobacco Limited, the state owned manufacturer and distributor of cigarettes in Laos, for £3 million in cash.

        On May 15, 2002, we completed the acquisition of 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH, a German manufacturer of cigarettes and other tobacco products, for a final consideration of £3.0 billion (net of £0.4 billion of liquid assets acquired). The group also entered into an option agreement and a profit pooling agreement whereby we acquired an option to purchase the outstanding 9.99% on similar terms and the holders of the outstanding 9.99% surrendered their interests in the equity and results of Reemtsma in exchange for a fixed return. As a result, the group has consolidated 100% of the results and net assets of Reemtsma and has reflected a liability in respect of the fixed return to the holders of the 9.99%. The transaction has been accounted as a purchase business combination. Total goodwill arising on the acquisition was £3.2 billion which is being amortized over 20 years.

        Reemtsma was the fourth largest international cigarette manufacturer in the world by volume (excluding the Chinese National Tobacco Corporation) with well-known global brand names such as West, Davidoff and R1. It is strongly represented in Germany, its home market, and in Western, Central and Eastern Europe and Asia, providing us with penetration into markets we had previously targeted for development. The acquisition was financed in part by way of a two-for-five discounted rights issue which generated proceeds of £985 million net of expenses, with the balance of the consideration being provided by bank debt. This acquisition has transformed Imperial Tobacco Group, creating a significantly larger group with a balanced international geographic spread and a comprehensive brand and product portfolio, with additional opportunities to deliver revenue growth and increased operational efficiencies, consistent with our strategic criteria for acquisitions. The acquisition of Reemtsma has significantly affected our reported results for fiscal 2002. For a discussion of the financial effects of the Reemtsma acquisition, see Item 5: Operating and Financial Review and Prospects.

        We have made no principal capital expenditures and divestitures since September 28, 2002 other than payment for the 12.5% of Tobaccor detailed above.

B    Business Overview

Market Background and Environment

  Cigarettes

        In 2001, the most recent year for which world-wide information is available, an estimated 5.3 trillion cigarettes (2000: 5.2 trillion cigarettes) were sold throughout the world, including approximately 617 billion in the European Union, approximately 722 billion in North and South America, approximately 2.8 trillion in Asia Pacific, approximately 681 billion in Eastern Europe and the former Soviet Union, approximately 297 billion in the Middle East and approximately 167 billion in Africa. In fiscal 2002, in Germany, the largest market in the European Union, total sales of more than 144 billion cigarettes were recorded while in the United Kingdom sales of U.K. duty paid cigarettes were approximately 57 billion, placing the United Kingdom among the five largest markets by volume in the European Union.

        The trend for cigarette consumption in the United Kingdom and most other Western European markets has tended to be one of slow decline primarily attributable to government regulation and enhanced awareness of health concerns, although in recent years overall consumption in Western Europe has been relatively stable. Total U.K. duty paid cigarette sales over the 1994 to 1998 fiscal years fell by an average of approximately 4% per annum and, in the 1998 to 2001 fiscal years, the U.K. duty paid cigarette market declined by approximately 9% per annum based on unit sales. However, in fiscal 2002 U.K. duty paid cigarette sales increased by nearly 3% compared with fiscal 2001.

        The high levels of duty imposed on the sale of tobacco products in the United Kingdom has resulted in significant quantities of cigarettes and other tobacco products being brought into the United Kingdom from jurisdictions where duty is lower. These consist both of legal imports of duty paid cigarettes purchased outside the United Kingdom, and illegal imports of both cigarettes above the limits established by HM Customs & Excise and cigarettes on which no duty has been paid. As a result, the market for cigarettes in the United Kingdom is divided principally into two parts: the U.K. duty paid market, for duty paid cigarettes purchased in the United Kingdom, and the non-U.K. duty paid market, for cigarettes imported from abroad. Although the total market for cigarettes in the United Kingdom has generally been declining slowly since 1998, the relative percentages of the total market represented by the U.K. duty paid and the non-U.K. duty paid market has varied. For example, in fiscal 2002, the U.K. duty paid market increased by approximately 3% based on unit sales, whereas there was a noticeable reduction in non-U.K. duty paid sales, reflecting a reduction in the rate of U.K. duty increases and greater enforcement efforts by HM Customs & Excise to reduce illegal cigarette smuggling. In 2002 HM Customs and Excise set higher indicative limits at which cigarettes imported duty paid from other countries in the European Union would be deemed to be for personal consumption and not subject to U.K. tax. These revised indicative limits may result in a higher proportion of non-U.K. duty paid cigarettes in the future.

  Roll-Your-Own

        Sales of roll-your-own tobacco are particularly strong in The Netherlands, Germany, Belgium, Luxembourg, France and the United Kingdom. The Dutch market is one of the largest individual roll-your-own tobacco markets in the world, with approximately 12,600 tonnes sold in 2002. It is estimated that roll-your-own tobacco accounted for approximately 45% of all cigarettes smoked in The Netherlands in 2002. Sales of roll-your-own tobacco in The Netherlands declined by 23% from 1991 through to 1996 and have decreased by 1-2% per annum in the period from 1996 to 2002. In Belgium and Luxembourg, sales of roll-your-own tobacco increased from 1993 to 2001 since when they have decreased. In France, sales of roll-your-own increased until 2000 and have since remained stable. In the United Kingdom and Germany, volume sales continue to increase.

  Tobacco Blends and Brands

        While there are local variations, cigarettes are manufactured using two principal tobacco blends, Virginia blend and American blend, each accounting for approximately half of the world market. Virginia blend products are predominant in the United Kingdom, African and most Asian markets, including China. American blend products are predominant in continental Europe, the United States, Latin America and the former Soviet Union. Roll-your-own tobacco is manufactured using blends of light and dark tobacco. Medium blends currently dominate the roll-your-own tobacco market in The Netherlands.

        There are significant differences between each tobacco market resulting from local preferences for tobacco blends and brands, the degree of governmental regulation, duty structures and distribution mechanisms in each market. Tobacco products are generally branded products with different brands preferred in different geographic regions. Consequently, brand ownership and management are important factors. In a number of markets, tobacco distribution arrangements and governmental regulations may act as barriers for new entrants into such markets. See Item 4B: Business Overview—Regulation.

Our Strategy

        Our primary objective is to create sustainable stakeholder value by growing our international operations, both organically and through acquisition, while continuing to strengthen our home market positions in the United Kingdom and Germany. To meet this goal, we have established the following corporate strategies:

            •    Strengthen our home market positions in the United Kingdom and Germany.

        Our historical roots are in the United Kingdom, which remains our largest and most profitable market. In fiscal 2002, 34.4% of our turnover excluding duty and 49.4% of our operating profit before amortization and exceptional items were derived from the U.K. market where we are the market leader in most of the product categories in which we operate. We are the leader in the U.K. cigarette market, with an average market share in fiscal 2002 of 42.9% in respect of our own brands, which include Lambert & Butler, Superkings, Regal, Richmond, and Embassy, five of the top ten brand families in the U.K. market, based on sales volume. We also distribute the Marlboro brand range in the United Kingdom, which had a 6.9% market share in fiscal 2002. We are the leader in the U.K. roll-your-own tobacco market, with a share of 64.4% in September 2002, where our Golden Virginia brand is the clear market leader, with a share of 49.8% in September 2002. We have a 48.8% share of the U.K. cigar market where we manufacture Classic, Small Classic, Panama, King Edward Coronets and Castella Panatellas, and distribute Henri Wintermans. We had a market share of about 39% in the U.K. pipe tobacco market, and our Rizla brands hold approximately 74% of the U.K. rolling paper market. In fiscal 2002 we increased our U.K. market share in cigarettes and cigars and maintained market share in roll-your-own and pipe tobacco. We intend to continue our focus on developing these important markets.

        Following the acquisition of Reemtsma, we now enjoy a major position in Germany, with an average cigarette market share of 20.3% in fiscal 2002. Around a quarter of all branded cigarettes sold in Germany are Reemtsma brands, including West, Davidoff, R1 and Cabinet.

  •
  Expand our presence in mature international markets, other than the United States, through organic growth and tobacco-related acquisitions.

        Although the historical focus of our business has been on the U.K. and Irish markets, since the Demerger in 1996 we have sought to expand internationally in developed markets, other than in the United States, through organic growth and tobacco-related acquisitions. We currently operate in a number of main markets, including The Netherlands, the Republic of Ireland, Germany, France, Spain, Portugal, Belgium and Luxembourg. The strategic evolution of the group from its U.K. roots into a multi-national business with worldwide tobacco interests has been significantly enhanced through the acquisition of Reemtsma. In Western European markets other than Germany, the brands and infrastructures we acquired in the Reemtsma and other acquisitions have further enhanced and complemented the group's scale and depth in the region.

        In France, our overall cigarette market share grew to 3.6% in September 2002 and our market share in roll-your-own tobacco grew to 29.6%. In the Republic of Ireland, our overall cigarette market share grew to 31% in fiscal 2002. In Australia and New Zealand, our market share continued to grow, with average cigarette market shares in fiscal 2002 of 17.9% and 17.7%, respectively, and average roll-your-own tobacco market shares of 61.4% and 24.3%, respectively.

  •
  Expand our presence in emerging markets through organic growth and, on a selective basis, through tobacco-related acquisitions and investments.

        We are selective about the markets we target and focus on the best opportunities for creating value for shareholders. Since the Demerger our favored initial approach has been to export a limited range of products, mainly cigarettes, through distribution agreements by third parties. As we build critical mass in a target market, we seek to develop our own management infrastructure and build more local expertise. On the back of this investment we then seek to expand our penetration of targeted markets either by continuing this export-led approach or by manufacturing locally, in order to achieve an effective cost structure. This continued expansion may be through contract or licensed manufacturing arrangements or by the acquisition of a local manufacturer or distributor.

        At the same time, with ongoing consolidation in the tobacco industry, we have continued actively to seek opportunities for acquisitions which both increase our international scale and penetration of our targeted markets, particularly where those businesses have highly complementary geographical profiles and powerful brand portfolios.

        Following the acquisition of Reemtsma, the group is now strongly represented in Central and Eastern Europe, including Poland, Slovenia, Hungary, Slovakia, Kyrgyzstan, the Ukraine and Russia. In Asia, we are the third largest tobacco company in Taiwan, with an overall market share of 13% in fiscal 2002. Prior to the acquisition, the group had little or no presence in these markets. The acquisition also strengthened our position in the Middle East. We now have operations in Vietnam, and we are developing our recent investments in Laos and Bangladesh. Our acquisition of Tobaccor in March 2001 has significantly strengthened our position in Africa.

        Our strategy includes international expansion through tobacco and tobacco-related acquisitions. We continue actively to review and consider potential acquisition opportunities outside the United Kingdom.

  •
  Increase productivity and control costs through capital investment in new production technology and by investing in product design and innovative processing techniques.

        Our ongoing search for productivity improvements, through the effective utilization of our assets, continues to drive our manufacturing strategy and the way we structure our business. The acquisition of Reemtsma has significantly changed the profile of the group, resulting in a well-invested manufacturing base comprising 37 factories worldwide, producing a broad range of cigarettes, roll-your-own and pipe tobaccos, cigars and rolling paper products, including tubes and filter tips. Following the acquisition, we have reorganized cigarette manufacturing into four regions: the European Union, Central and Eastern Europe, Africa and Asia, with other tobacco products organized under a single grouping. We anticipate that this structure will enable the business to benefit from shared technology and standards, allowing greater opportunity for productivity improvement and reduced manufacturing costs.

        Our strategy of seeking continuous performance improvement remains paramount. We believe there is potential for substantial synergy savings through a program of brand and blend rationalization and the extension of best practice across all manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation. To this end, we have developed "centers of excellence" for each product category to develop specialist manufacturing expertise in order to achieve both productivity improvements and overall cost savings. For example, during fiscal 2002 our cigarette factories had an underlying productivity increase of 8%, our roll-your-own tobacco operations achieved overall productivity improvements of 8%, and our rolling paper and tubes business achieved further underlying productivity gains of 5% and unit costs decreased by 8%.

        These strategies are subject to risks and costs that could prevent us from achieving all of our objectives. See Item 3D: Risk Factors.

        World data and individual market data referred to herein with respect to us and our competitors are management estimates derived, where available, from a variety of sources, including internal sales data, factory sales information provided by tobacco manufacturers and importers, customs data, trade journals, publications, governmental statistics as well as independently compiled market research statistics derived from point of sale surveys and trade questionnaires. Unless otherwise indicated, market volume and share data referred to herein with respect to us and our competitors refers to unit sales in the relevant fiscal year.

Business Operations

        Our underlying trading performance in each sector of the tobacco market is described below.

  United Kingdom

        The U.K. market remained our largest and most profitable in fiscal 2002, and once again has made a very significant contribution to the performance of the group. 34.4% of group turnover excluding duty and 49.4% of group operating profit before exceptional items and amortization in fiscal 2002 was generated in the United Kingdom. The combination of a relatively modest increase in excise duty, for the second year running, and vigorous activity by HM Customs & Excise to curtail tobacco smuggling, has led to a more stable duty paid market, which increased in size for the first time in many years. In addition, we believe there has been a noticeable reduction in the proportion of non-U.K. duty paid cigarette sales to around 25% of total consumption compared to approximately 30% in 2001, although the recent increase in indicative purchase levels of non-U.K. duty paid cigarettes that may be brought into the United Kingdom for personal consumption may impact on these trends. We remain convinced that tobacco smuggling can only be satisfactorily addressed by a fundamental realignment of U.K. excise duty rates with the lower rates prevailing in other mature markets of the world.

        Against this background, we had another successful year, recording further growth in cigarette market share which rose from an average of 39.7% in fiscal 2001 to 42.9% (excluding Marlboro, Raffles and own label brands previously sold through Park Lane) in fiscal 2002, consolidating still further our U.K. market leadership.

        Lambert & Butler, Britain's top selling cigarette brand family, grew market share during the year to 16.1% in September 2002 based on unit sales, while the Richmond brand family has grown to become Britain's second largest selling range in just three years since introduction, capturing 10.9% of the market by September 2002.

        In September 2001, we commenced distribution of the Marlboro brand range in the United Kingdom for Philip Morris. In fiscal 2002, substantial gains in retail distribution have been achieved with this brand range with market share rising to 6.9%.

        Following the acquisition of Reemtsma, we launched the Davidoff cigarette brand, which had previously been available in the United Kingdom only in limited locations in central London and a few international hotels, into the super-premium sector in September 2002, to capitalize on the reputation of our most internationally distributed brand. In addition, we integrated Reemtsma's U.K. subsidiary, Park Lane Tobacco Company Limited, which principally manufactures and sells private label cigarettes to several leading wholesale and retail groups, into our U.K. sales and logistics functions.

        Golden Virginia, now available in resealable packaging, maintained its clear leadership of the roll-your-own tobacco market with a share of 49.8% in September 2002. Drum and Drum Milde grew market share to a combined level of 14.6%, maintaining our overall share at 64.4%.

        Rizla continued to hold approximately 74% of the rolling papers market, supported this year by the introduction of Rizla Green and Rizla Red multipacks to leading supermarket groups. In cigars, our market share grew to 48.8% in September 2002 with a good performance from the Classic range, while in pipe tobacco our market share was maintained at around 39%.

        We have continued to invest heavily in sales force technology and analysis tools, and we believe the information provided by these tools gives us significant competitive advantage. Our merchandising equipment is installed in over 32,000 U.K. retail outlets and is supported by a comprehensive range and space planning service in respect of our display units.

  Germany

        The German cigarette market is the largest in Western Europe and, at 144 billion cigarettes in fiscal 2002, is over twice the size of the U.K. cigarette market. Following the acquisition of Reemtsma, it is our second principal market by volume. 12.3% of group turnover excluding duty and 8.5% of group operating profit before exceptional items and amortization in fiscal 2002 was generated in Germany, including four and a half months contribution from Reemtsma. Although a mature market, it has seen slight growth over the last year, but has become increasingly competitive with the rise of private label and value brands and a recent significant excise tax increase. Nevertheless the German market is highly profitable, second only to the United Kingdom in Western Europe, and provides a solid profit base for the enlarged group.

        Around a quarter of all branded cigarettes sold in Germany are Reemtsma brands, including West, Davidoff, R1 and Cabinet. Growth in private label brands slowed during 2002 as the price gap with branded products narrowed. Our share of the overall cigarette market, which had been under pressure during the year, averaged 20.3% in fiscal 2002 compared to 21.9% in fiscal 2001, including the Reemtsma brands.

        The West brand family retained its position as the second largest selling cigarette brand in Germany with a market share of 9.5% in fiscal 2002. West's market position in the mid-price sector was strengthened by a reduction in its price differential with value brands, resulting from recent duty increases, and was supported by an advertising campaign, consumer promotions and events. The West brand family was extended in September 2002 with the launch of West Presso, a new American blend concept. The most recent duty increases in January 2003 further reduced the price differential between value brands and premium brands. We believe that the West portfolio is well placed to benefit from this narrowing of price differentials.

        Davidoff, positioned in the highly profitable premium sector, is the fastest growing brand family among the top 30 brand families in Germany and by September 2002 achieved over 1% market share. R1 maintained its market leadership in the ultra light sector, with a market share of 1.8% in September 2002.

        The Cabinet brand family, with its authentic East German heritage, performed robustly against the challenge of private label brands. With a market share, in September 2002, of 8.1% in former East Germany, Cabinet is our number one brand in this region. Peter Stuyvesant again made a significant contribution as one of our leading brands in the high price sector, with a market share of 2.3% in September 2002.

        Through the acquisition of Reemtsma, we became the German market leader in other tobacco products, with a combined share of 45% in branded roll-your-own tobacco and make-your-own products. As a result of the launch of the make-your-own product, West Singles, our combined volume increased by more than 6% in a growing sector in fiscal 2002.

        Our overall position in the German market is being further strengthened as we combine our existing sales force and marketing operations supported by a unified distribution network.

  Other Western Europe

        Elsewhere in Western Europe, the acquired Reemtsma brands and operations are further enhancing and complementing our international scale and depth in the region. 22.3% of group turnover excluding duty and 27.5% of group operating profit before exceptional items and amortization in fiscal 2002 was generated in Other Western Europe, including four and a half months contribution from Reemtsma.

        Our historical businesses remain strong. Within the French cigarette market, the successful launch of Route 66 in 2001 has enhanced our cigarette portfolio which, together with the JPS brand range, helped to grow our overall market share to 3.6% at the end of fiscal 2002, including the Reemtsma brands. We also recorded significant growth in our roll-your-own tobacco share, achieving 29.6% of the market in September 2002 through the success of our Interval range, which is now France's biggest selling roll-your-own tobacco brand.

        We had another year of encouraging performance in Southern Europe, particularly in Spain, where JPS American Blend grew strongly this year, taking our overall blonde market share to 4.7% in September 2002. Excluding tourist brands, it is now the country's second fastest growing brand, driven by distribution gains, enhanced retail display and a series of consumer promotions. Davidoff confirmed its position as the fastest growing brand in the Greek domestic market, with a volume increase of 41% in fiscal 2002, growing sales for the fifth consecutive year.

        In the Republic of Ireland, we increased our overall market share to 31% (including Marlboro Light at 6%) during fiscal 2002. John Player King Size, Ireland's number one brand for more than ten years, widened its product range with the launch of John Player 100s. Lambert & Butler is also establishing itself in the market with a share of over 1% in September 2002.

        Drum, the world's number one roll-your-own tobacco based on unit sales, which celebrated its fiftieth anniversary in 2002, performed robustly in The Netherlands, its home market. Drum, now also available in a resealable pouch, remains the clear market leader contributing to a total group market share of just under 60% of the roll-your-own market in September 2002.

        On European ferries and in the Eurotunnel market, we increased our leading share through category management initiatives, which optimized the product ranges and stock quantities held. We also became the leading duty paid supplier to many key tourist airports within the European Union including Alicante, Palma de Mallorca and Amsterdam Schiphol.

        With the integration of Reemtsma, we are already starting to realize synergies as we rationalize areas of duplication. Revenues are also beginning to benefit from our enhanced brand portfolios and established distribution networks, supported by focused advertising and promotional expenditure.

  Rest of the World

        Our presence in the Rest of the World was significantly enhanced by the acquisition of Reemtsma. 30.9% of group turnover excluding duty and 14.6% of operating profit before exceptional items and amortization in fiscal 2002 was generated in the Rest of the World, including four and a half months contribution from Reemtsma.

        In Central and Eastern Europe our strategy is to invest in, and develop, our international strategic brands including Davidoff and West, while building on the platform provided by regional and local strategic brands.

        In Central Europe, which includes the markets of Poland, Slovenia, Hungary, Macedonia, the Czech Republic and Slovakia, we have maintained our position as the second largest tobacco company by sales volume, with stronger performances from our strategic brands compensating for some planned volume decline in traditional local brands. A number of markets in the region are increasing excise taxes in advance of joining the European Union which, while potentially having a negative impact on market volumes, has provided some beneficial pricing opportunities.

        Our sales in Poland have stabilized after a period of intense price competition. The West brand continued to grow strongly and our overall market share was broadly held at around 18% in fiscal 2002. In Slovenia, one of the most profitable markets in the region, we maintained our strong position as market leader, with growth in our market share to 76.5% in September 2002, driven by the success of West, Boss and Davidoff.

        Eastern Europe is our largest region by volume, and incorporates operations in the Ukraine, Russia and Kyrgyzstan, which recorded significant sales volume improvement.

        The Ukraine, our largest market in the region, recorded encouraging growth in international brands, particularly through the successful development of Davidoff and R1 taking our market share to 29.1% in September 2002. In addition, the recently launched Boss brand reached a market share of 1.3% in September 2002, complemented by a good performance from the Prima brand family, particularly Prima Optima.

        In Russia, sales volumes grew by 44% year-on-year, driven by increases in the innovative West StreamTec brand and advances by Davidoff and R1, supported by newly introduced line extensions and Maxim. The expansion of the sales force organization and supporting infrastructure was completed and now provides a framework for wider distribution of all the group's brands in the market.

        In Australia and New Zealand our market shares continued to grow, with cigarette market shares in fiscal 2002 averaging 17.9% and 17.7% respectively and roll-your-own tobacco shares averaging 61.4% and 24.3% respectively.

        The development of the group's business in Asia Pacific, an important growth region, continued to progress well. We now have operations in Vietnam where our share was 8% in September 2002, representing volume growth of over 30% in fiscal 2002. We are also developing our recent investments in Laos and Bangladesh. In China, we continue to progress arrangements with the Hongta group and State Tobacco Monopoly Administration leading on from a letter of intent signed by Reemtsma in 2001, although we can give no assurances that we will be able to enter into definitive agreements with them.

        Following the acquisition of Reemtsma, the group is now the third largest tobacco company in Taiwan with an overall share of 13% in fiscal 2002. This market is one of the key profit contributors to the group. Our Davidoff brand had approximately 70% of the premium-price sector in September 2002, and we remain well represented in the high price sector with Boss, and in the growing value sector, with West. The market has been disrupted in the past year by a general economic downturn and cigarette price increases as a result of taxes imposed to meet World Trade Organisation entry requirements. These factors have encouraged consumer downtrading, resulting in a decrease in our market share.

        In Africa and the Middle East, the group grew volume and market share and the acquisition of Reemtsma has significantly strengthened our position in the Middle East, complementing our already strong African business.

        In the Middle East, growth has been driven by a strong performance from the Davidoff brand, which is now building share in several Gulf markets, including Saudi Arabia and Kuwait. A manufacturing agreement for the production of the Bahman brand in Iran, together with the launch of the imported Davidoff and West brands, is expected to further enhance our presence in the region.

        In Africa, the integration of Tobaccor, which we acquired in March 2001, has significantly improved our results in the region, despite some political instability particularly in Madagascar and most recently in the Ivory Coast. Our African business has also benefited from strong organic growth in West Africa, where our Superkings King Size brand continues to perform strongly, particularly in Nigeria. In September 2002, we acquired a further 12.5% of Tobaccor for £45 million. Terms were also agreed to acquire the remaining shares we do not own by December 2005.

        Our Travel Retail and Global Duty Free business has delivered strong results in all areas, ahead of expectations, in a year that has been affected by reduced airline passenger numbers. In the U.K. duty free market we gained leadership of the cigarette market. The inclusion of Reemtsma's cigarette portfolio has helped to extend further our position in duty free outlets in Europe, Asia Pacific, Africa, the Middle East, the United States and the Caribbean.

        Across the Rest of the World region, the limited areas of infrastructure overlap for our Reemtsma and Imperial Tobacco businesses are being rationalized and initiatives are being implemented to leverage the value of the group's combined brands, including other tobacco products, through our well established distribution networks.

  Key Brands

  United Kingdom

  •
  Lambert & Butler
  The United Kingdom's best selling brand family, with 16.1% market share in September 2002.

  •
  Richmond
  Now the United Kingdom's second largest selling cigarette brand range in just three years since introduction.

  •
  Golden Virginia
  The clear leader of the roll-your-own tobacco market in the United Kingdom, with 49.8% market share in September 2002.

  •
  Rizla
  The world's number one rolling paper, with approximately three-quarters of the U.K. rolling paper market.

  •
  Classic
  Imperial Tobacco's biggest selling cigar and the second most popular cigar brand in the United Kingdom.

        We continued to hold brand leadership in four of the five product categories in the U.K. tobacco market. In fiscal 2002, we strengthened our leadership position in the U.K. market. Our operating profit, before exceptional items and amortization, increased to £390 million on turnover excluding duty, of £764 million. We held an average of 42.9% of the total U.K. cigarette market in fiscal 2002 (excluding Marlboro, Raffles and own label brands previously sold through Park Lane).

  Germany

  •
  West
  Maintained its position as Germany's second largest selling cigarette brand with a market share of 9.5%.

  •
  Davidoff
  A premium cigarette and the fastest growing brand family in Germany.

  •
  R1
  The market leader in the ultra light sector in Germany.

  •
  Cabinet
  Our number one brand family in East Germany with a market share of around 8.1% in this region.

  •
  Peter Stuyvesant
  A long established brand in Germany and one of our leading brands in the high price sector.

        The Reemtsma brands, including West, Davidoff, R1, Cabinet and Peter Stuyvesant, account for around a quarter of all branded cigarettes sold in Germany. Germany generated operating profit, before exceptional items and amortization of £67 million, including four and a half months contribution from Reemtsma, on turnover, excluding duty, of £274 million. Reemtsma held 20.3% of the German cigarette market in fiscal 2002.

  Other Western Europe

  •
  JPS American Blend
  Sold in France, Spain, Portugal, Italy, Austria and Greece.

  •
  John Player King Size
  Ireland's number one brand for more than 10 years.

  •
  Davidoff
  The fastest growing cigarette brand in Greece, with a 41% volume increase in 2002.

  •
  Route 66
  An American blend, value brand which continues to grow sales following its launch in France last year.

  •
  Drum
  The clear market leader in The Netherlands in the roll-your-own market, contributing to ITG's overall market share of approximately 60%.

        Our underlying performance in the mature markets of the Other Western Europe remains strong. We grew market share in France, Spain and Greece and held 31.0% of the total Republic of Ireland cigarette market in fiscal 2002 (including the Marlboro brand family). Our performance in this region is reflected in an operating profit before exceptional items and amortization of £217 million on turnover, excluding duty of £495 million(1).

(1)
Includes four and a half months contribution from Reemtsma.

  Rest of the World

  •
  Davidoff
  Imperial Tobacco's flagship strategic brand in Central and Eastern Europe.

  •
  West
  Our other strategic brand in Central and Eastern Europe which continues to increase sales, especially in Poland and Slovenia.

  •
  Prima
  Our family of local brands in the Ukraine which continues to perform well, especially   Prima Optima.

  •
  Horizon
  Our best selling brand in Australia with a market share of 13.4%.

  •
  Excellence
  A Virginia blend and our second biggest selling brand in West Africa, where it leads the low price sector.

        The Rest of the World is our largest region by volume and continues to be a key element in our international development strategy. Operating profit in fiscal 2002 was £115 million and turnover excluding duty, was £686 million(1).

(1)
Includes four and a half months contribution from Reemtsma.

Manufacturing

        The acquisition of Reemtsma has significantly changed the profile of the group, resulting in a well-invested manufacturing base comprising 37 factories worldwide, producing a broad range of cigarettes, roll-your-own and pipe tobaccos, cigars and paper products—including tubes and filter tips.

        Our strategy of seeking continuous performance improvement remains paramount. We aim to achieve substantial synergy savings through a program of brand and blend rationalization and the extension of best practice across all manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation. Occupational health and safety and concerns for the environment in which we operate continue to be a high priority and we maintain a proactive approach to meeting the challenges from regulatory changes and trends in the tobacco industry.

  Cigarettes

        Cigarette manufacturing has now been reorganized into four regions; the European Union, Central and Eastern Europe, Africa and Asia, with other tobacco products organized under a single grouping. We believe that this structure will benefit from shared technology and standards, allowing greater opportunity for productivity improvement and reduced manufacturing costs.

        During fiscal 2002, our cigarette factories had an underlying productivity increase of 8% after taking account of the impact in the previous year of a significant de-stocking program following changes in U.K. excise procedures. Unit costs did not increase despite additional expenditure relating to new regulatory disclosure requirements in the European Union. Initial estimates suggest that productivity increased by 15% at the core Reemtsma cigarette factories in fiscal 2002. In Germany, the Nordhausen cigarette factory ceased production in September 2002, with most of its production volume being transferred to Langenhagen.

        The creation of a "center of excellence" for filter technology in Debrecen, Hungary, is progressing well, and the in-house production of "StreamTec" filters for the West brand is expected to begin delivering benefits in fiscal 2003.

        The first phase of a new expansion process for stem has been installed and commissioned in Tarnowo, Poland. This product is now being included in some blends and is delivering significant cost savings. A major expansion of the Volgograd factory in Russia is underway, to meet increased market demand.

        In Dublin, planning permission has been granted for a new cigarette manufacturing and packing facility. The transfer of production is expected to be completed by the end of calendar 2003, with processed tobacco being sourced from our Langenhagen factory in Germany.

  Other Tobacco Products (OTP)

        Roll-your-own tobacco production has benefited from the £12 million investment in high-speed resealable pouch packaging machines at our Joure factory in The Netherlands. In fiscal 2002, our roll-your-own tobacco operations achieved overall productivity improvements of 8%. Our pipe tobacco product portfolio has been rationalized and the Liverpool factory in the United Kingdom downsized accordingly. Cigar production from the closed Cadena operations was transferred to our Bristol factory in the United Kingdom and production levels normalized following a de-stocking program over the year. This disruption held back the overall OTP productivity, with unit costs held at fiscal 2001 levels.

        Our strategy to create "centers of excellence" is underway. These include centers for roll-your-own tobacco at Joure, for cigars in Bristol and for American blend economy products at Lahr in Germany. The development of specialist manufacturing expertise associated with each product category is expected to deliver both productivity improvements and overall cost savings.

  Papers and tubes

        In our rolling paper and tubes business, further underlying productivity gains of 5% were achieved and unit costs decreased by 8%, through rebalancing production capacity and the closure of our production facility at Mazères in France. We also consolidated tubes production at Trossingen in Germany and rolling paper production at Wilrijk in Belgium and Treforest in Wales. During fiscal 2002, our Treforest production facility attained ISO 14001 certification for its environmental management practices.

        All of these measures are designed to keep our high quality, low cost production base at the forefront of efficiency, and further support our growing manufacturing operations worldwide.

        For a discussion of our underlying trading performance, see Item 5: Operating and Financial Review and Prospects.

Sales and Distribution

        Following the acquisition of Reemtsma, we reorganized our sales and distribution operations into a new regional format, covering the United Kingdom, Germany, Other Western Europe and Rest of the World.

        The selling of tobacco products is not of a strongly seasonal nature in most of the markets in which we operate.

  United Kingdom

  Sales and Marketing

        We place significant emphasis on the use of our direct sales force in marketing, which we regularly augment by a significant number of agency staff engaged on a temporary basis. Our strategy is to ensure the wide availability of our product ranges at competitive prices, by maximizing the number of points of sale at which our products are offered and constantly monitoring distribution outlets to ensure availability and price competitiveness.

        We have continued to invest heavily in sales force technology and analysis tools, and we believe the information provided gives us a significant competitive advantage. Our merchandising equipment is installed in over 32,000 UK retail outlets and is supported by a comprehensive range and space planning service in respect of our display units.

  Advertising and Promotion

        All our major brands were advertised during fiscal 2002, although the U.K. government has announced its intention to abolish tobacco advertising and sponsorship during 2003.

        Our brand promotion activities include the sponsorship of high profile sporting events that appeal to smokers. These include the world championship events for snooker, pool and darts, which are sponsored under the Embassy brand name, with other major regional events sponsored by Regal.

  Distribution

        Our U.K. distribution operations are organized around our two Customer Service Centers in Nottingham and Bristol, both of which handle the sale and distribution of products to the wholesale, cash and carry and retail trade within their respective geographic regions.

        Our two largest customers are Palmer & Harvey McLane Limited and Booker PLC, who are major operators in the wholesale and cash and carry sector in the U.K. market, supplying several thousand retail outlets. Together they accounted for approximately 36%, 37% and 42% of our UK turnover in fiscal 2000, fiscal 2001 and fiscal 2002, respectively.

  Germany

  Sales and Marketing

        Our marketing strategy in Germany mirrors the characteristics of our brand portfolio and focuses on all elements of the marketing mix, with the clear objective of improving market share and long-term profitability. In particular, it seeks to capitalize on our key account structure, using data on channels of distribution, which allows a consistent alignment of brand activities with consumer buying patterns.

        Our sales force seeks to ensure the ready availability of all our products through all distribution channels and to secure point of sale communication coverage of our key brands in both the retail and hotel and restaurant sectors.

  Advertising and Promotion

        Our marketing activities in Germany are concentrated on our strategic brand families West, Davidoff and R1 as well as our core brand in eastern Germany, Cabinet, using mass media advertising where this is permitted together with other consumer promotion and marketing activities.

  Distribution

        Our point of sale strategy is based on a weighted distribution approach, through which we seek to achieve higher distribution levels in high traffic outlets as well as relating distribution fees to sales volumes. It also focuses on supply chain management which helps prevent out of stock and off-the-shelf situations at retail outlets. In addition, we use our call centers for sales to our directly supplied customers as a distribution tool.

        In the German market, the retail food channel is the most important for cigarettes and tobacco products followed by petrol station outlets and vending machines. Accordingly, we focus our activities in the retail food sector through our weighted distribution and supply chain management. Also a range of trade marketing projects, including the use of cigarette dispensers, help secure a high level of distribution of our brands and point of sale communication opportunities. In petrol stations, we focus our activities on bespoke promotions to support our brands.

  Other Western Europe

        Other Western Europe comprises some 20 countries and our operations are conducted through subsidiaries in Ireland, The Netherlands, Belgium, France, Spain, Italy and Greece, as well as a network of wholesalers and distributors. While each subsidiary sells a diverse product range they all address their own market-specific opportunities with appropriate brands from our portfolio. The most prominent of these are JPS, Davidoff, Bastos and West cigarettes, Drum, Van Nelle, Interval and Golden Virginia roll-your-own tobaccos, Rizla and Efka rolling papers and tubes as well as Carl Upman cigars and Amphora pipe tobacco.

        In this region our business consists of both domestic sales to indigenous consumers and a travel retail business selling to consumers purchasing outside of their home market, often due to high home market excise duties and consequently high retail prices. In terms of domestic business, The Netherlands, Ireland, France and Greece are our most successful markets while in travel retail we have significant business in Spain, Portugal, Belgium and Luxembourg.

        In these domestic markets, we continue to believe that regular, frequent contact with targeted retailers is important and consequently we invest in both sales force manpower and technology to achieve high performance at the retail level, to help generate both distribution and merchandising gains and ultimately growth in market share.

        In the developed markets of Western Europe, while we invest in our own sales forces, we often find it more economic to contract out the physical distribution of our brands. Therefore, our largest customers across Western Europe are Altadis in Spain and France and Tobaccoland/Lekerland in The Netherlands, which perform this function.

        In terms of the promotion of our brands, we adhere strictly to applicable government and E.U. legislation as well as our own Code of Conduct, which requires that we only promote our brands to adult smokers. Increasingly the only remaining medium for dialogue with consumers is at point of sale and we therefore continue to invest to ensure maximum impact in these outlets.

        In such diversified markets, our unique portfolio, spanning all tobacco products, provides a platform to compete in almost every market segment across the region. Following the long-term investment in people and technology, we believe we have one of the largest and most sophisticated sales forces within the tobacco industry.

  Rest of the World

  Central and Eastern Europe

        The organization and structure of both our customer base and our consumers is very diverse across the different countries in Central and Eastern Europe. In order to cater for the specific demands of our various customers, we put significant emphasis on developing the most appropriate brand portfolio and communication strategies to meet these diverse requirements. Accordingly, our brand portfolio consists of our international brands, Davidoff, West and R1, regional brands such as Prima and local brands for specific markets such as Mars, Maxim and Symphonia.

        Where possible, we promote our brands via international advertising campaigns using outdoor and print media. In particular our sponsorship of West McLaren Mercedes in Formula One motor racing is being widely exploited. We implement a wide range of promotions at the points of sale and other places where our consumers meet and provide promotional support programs to our trade customers to help improve our market presence.

        All elements of consumer and trade promotions are applied in conformity with local legislation, prevailing market conditions and our own Code of Conduct for marketing tobacco products.

        To provide the best service to our customers and make our brands widely available, we control distribution in our strategic lead markets through our own market organizations or with the exclusive co-operation of local distribution partners. In Central Europe, the major markets of Poland, Hungary, the Czech Republic, Slovakia and Slovenia are covered via our own sales force organizations, providing full market coverage.

        Within Eastern Europe, market conditions are developing rapidly. In Ukraine, we cover the market via our own sales force structure while in Russia we have a sales force of over 300 complemented by the national logistic system of our local Russian distribution partner. In the emerging markets of Central Asia and the Caucasus, we co-operate with local partners while seeking to establish our own sales forces where market conditions allow.

  Africa

        In the markets where we manufacture, predominantly French West Africa and Madagascar, we employ our own sales forces to ensure quality distribution of our brands.

        In the remaining African markets where we have a presence, and especially in Nigeria where we have had significant success with the Superkings brand, we operate through third party distributors.

        The promotion of our brands is directed at adult smokers and our promotional activities, which range from outdoor billboards to the use of local sponsorship in a number of the French West African markets, is carried out in accordance with applicable local laws and regulations and our own Code of Conduct for marketing tobacco products.

  Middle East

        The enhancement of our portfolio, following the acquisition of Reemtsma, has had a positive impact on our operations in the Middle East, particularly with the Davidoff brand growing market share in several markets, especially the United Arab Emirates, Saudi Arabia and Kuwait. In addition, our operations in this area have been further enhanced following the agreement of a contract manufacturing arrangement with the Iran Tobacco Company for Bahman, one of Iran's leading brands.

        We sell our products through third party distributors in all the Middle East markets where we operate with brand support in most markets limited by legislation to point of sale materials.

  Asia

        Asia is considered an important region for development, with great potential, and historically both Imperial Tobacco and Reemtsma have invested considerable resources in the region. Reemtsma has developed a robust business in Taiwan led by the Davidoff brand, in conjunction with a strong local distribution partner, and backed by its own marketing support with media, point of sale and consumer promotional schemes. In Vietnam, our growing business has been supplemented with the acquisition of a controlling interest in Lao Tobacco in neighboring Laos. Joint venture arrangements with local partners have been concluded in both Bangladesh and Indonesia and in China we continue to work closely with the Chinese National Tobacco Corporation and the State Tobacco Monopoly Administration to develop our brands in this important market.

  Australasia

        In Australasia our business continues to progress with market share development in both the cigarette and roll-your-own sectors. Distribution for our brands is performed by third-party logistic service providers supported, in both the Australian and New Zealand markets, by significant sales forces supporting our brands at the point of sale and by our own marketing teams, who manage permissible marketing activities in these increasingly restrictive markets.

  Global Duty Free

        The domestic markets in the various regions are supported by duty free business in the relevant duty free retail outlets of each region. We manage this business on a global basis from the United Kingdom focusing on key international brands such as Davidoff as well as regionally important brands such as Drum, Lambert & Butler, Embassy, Regal and Golden Virginia, where appropriate.

Competition

  United Kingdom

        Our principal competitor in the U.K. tobacco market is Gallaher. For more than 30 years, we and Gallaher have held an aggregate share of over 70% of the U.K. cigarette market based on unit sales. At September 2002, Gallaher had an estimated U.K. market share based on unit sales in each of the cigarette, roll-your-own tobacco, cigar and pipe tobacco markets of approximately 38%, 29%, 47% and 49%, respectively. The other major participant in the U.K. cigarette market is Rothmans, which merged with BAT in fiscal 1999, which had an estimated U.K. market share of approximately 7% at September 28, 2002, based on unit sales.

  Germany

        Following the acquisition of Reemtsma, we are now one of the major participants in Germany, Europe's largest cigarette market. Based on unit sales in fiscal 2002 our main competitors, Philip Morris and BAT, had market share of 37% and 23% respectively.

  Other Western Europe

        In the Republic of Ireland, John Player & Sons Limited, Imperial Tobacco's wholly owned subsidiary, competes primarily with Gallaher and P.J. Carroll & Company Limited (a subsidiary of BAT), which in fiscal 2002 had estimated shares of the Irish cigarette market based on unit sales of approximately 50% and 18%, respectively.

        In The Netherlands, our roll-your-own tobacco brands compete primarily with Theodorus Niemeyer B.V., a subsidiary of BAT, which had an estimated 28% share of the Dutch roll-your-own tobacco market in fiscal 2002 based on unit sales. Our main competitors in other European roll-your-own tobacco markets are BAT in Belgium, Germany and France; Alois Pöschl GmbH & Co. KG in Germany; and Altadis in France.

  Rest of the World

        In other international cigarette markets, the main competitors are Philip Morris, BAT, Japan Tobacco International and the local domestic producers in each market. Our acquisition of Reemtsma has also increased our presence in Central and Eastern Europe. Our main competitors in these regions also include Skandinavisk (a part-owned subsidiary of BAT) and Liggett-Ducatt (a subsidiary of Gallaher).

        In Australia, we compete primarily with British American Tobacco Australasia Limited, a subsidiary of BAT, and Philip Morris.

        In substantially all of the markets in which we operate, we position our product ranges to compete primarily on the basis of price and quality.

Manufacturing Materials

        Our main materials are tobacco leaf, cigarette paper, acetate tow (for the production of cigarette filter tips), cardboard and other packaging materials, which are purchased from a number of suppliers. Our policy is not to be reliant, where practical, on any one supplier and we have not suffered any significant production losses as a result of an interruption in the supply of raw materials. Where there are only a few major suppliers of a main material, the failure of any one supplier could potentially have an impact on our business. However, we believe the risk of such an occurrence is low.

        We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, Zimbabwe, Canada and India. Our acquisition of Tobaccor has given us a direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor's subsidiaries. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. The current political situation in Zimbabwe has resulted, and may continue to result, in a significantly reduced tobacco crop, although this may be compensated by increases in other world crops. This may also lead to increases in price which we may be unable to pass on to customers.

Regulation

  General

        The manufacture, development, distribution, marketing, advertising, sale, product design and consumption of tobacco products in Europe and elsewhere has been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to claims that cigarette smoking and tobacco products are harmful to health. This has resulted in substantial restrictions introduced by regulation and voluntary agreements. In addition, anti-smoking groups are seeking to diminish the social acceptability of smoking through, among other things, publicity, public presentations and lobbying governments.

        For a discussion of the effects of regulatory influences and restrictions on our financial conditions and results of operations, see Item 5A: Operating and Financial Review and Prospects—Factors Affecting Results of Operations.

  Restrictions on advertising, sponsorship and promotion

        During the year to September 2002, advertising and promotion in the tobacco industry in the United Kingdom was restricted under the terms of voluntary agreements with the government and by legislation. These agreements limited the amount tobacco companies could spend on advertising, sponsorship and promotional activities, restricted the types of media and forms of advertising used and required the placement of a health warning on every advertisement for tobacco products in the United Kingdom.

        However in November 2002 the U.K. government approved the Tobacco Advertising and Promotion Act 2002. This Act will:

  •
  introduce a general ban on tobacco advertising;

  •
  eliminate tobacco offers, including gifts and coupons;

  •
  eliminate sponsorship of events to promote tobacco products; and

  •
  restrict the use of tobacco brand names on non-tobacco products.

        The implementation dates for the various provisions are November 20, 2002, February 14, 2003 and May 14, 2003, except for sponsorship of world sporting events which can continue until July 2006.

        In addition, there are various other country-specific restrictions both in the European Union and in markets outside the European Union in which we currently sell our tobacco products. These include various restrictions on advertising and sometimes the prohibition of sponsorship of sport. An E.C. directive on television broadcasting has prohibited television advertising for all tobacco products throughout the European Union since 1991.

        Following adoption of E.C. Directive 98/43/EC in June 1998, it was intended that member states would introduce a ban on most tobacco advertising and tobacco sponsorship of sporting and cultural events. This was challenged by the German government and by Imperial Tobacco, together with three other U.K. tobacco companies.

        On October 5, 2000, the European Court of Justice ("E.C.J.") delivered its opinion and ruling on the validity of the E.C. Directive 98/43/EC. They ruled that the directive should be annulled. Subsequently the E.U. Commission introduced a more limited directive, with greater emphasis on cross-border advertising and sponsorship. The main measures include a ban on tobacco advertising in print media, in radio broadcasting and on the Internet, and restrictions on certain sponsorship activities. This has been accepted by the European Parliament and Council in November/December 2002, and is expected to be implemented during 2003 and in any event by July 2005. While the new proposed directive has a narrower scope than that annulled by the E.C.J. in October 2000, it still contains many of the features of the former directive. However, the Council of Ministers have voted in favor of the directive, so it is expected to be enforced in 2003 unless it is challenged.

        The advertising and promotion of tobacco products in the Republic of Ireland is already highly regulated. Further restrictions have been proposed in the Public Health (Tobacco) Act 2002. The object of this Act is to strengthen control of the sale, marketing and smoking of tobacco products and to introduce measures for enforcing such controls. The provisions include bans on point of sale advertising and sales of packs containing less than 20 cigarettes and establish the Office of Tobacco Control in the Republic of Ireland. A legal challenge to the Act has been brought by the tobacco companies in the Republic of Ireland, including John Player & Sons Limited, and by other affected parties.

        In Hungary, Poland and Slovakia, there is a legislative ban on all forms of advertising of cigarette and other tobacco products except at the point of sale. In the Czech Republic and Slovenia, the advertising of tobacco products is prohibited by legislation on television and radio. Advertisements in the cinema, the national press, on billboards/posters and at the point of sale are subject to legislative restrictions, including a requirement to carry a government health warning. In all the countries referred to above, sponsorship, promotional activities and the use of brand or tobacco company names in relation to non-tobacco products are all either banned or heavily restricted (by legislation or voluntary agreement), except in the Czech Republic where there is no such restriction on the use of company names. Vending machines are prohibited in both Slovenia and Slovakia.

        Tobacco advertising on television and radio is restricted in Russia and prohibited in the Ukraine. Since July 11, 2001, it has been prohibited in Russia to show smoking in new productions of television and cinema films and theatrical performances unless it is an integral part of the artistic process. In both countries, tobacco advertisements in the press are subject to restrictions including a prohibition on front and back page advertisements. Restrictions are also placed on the location of billboards and posters. All advertisements must contain a health warning. In the Ukraine, there are legislative restrictions on the content of tobacco advertising and on tobacco sponsorship, including a prohibition on the sponsorship of events targeted mainly at youth audiences (under the age of 18).

        In Australia and New Zealand, there is a legislative prohibition against the advertising of tobacco products on transport. Television and radio broadcasts and international press originating outside New Zealand are subject to restrictions. In most Australian states, advertisements are permitted at the point of sale but subject to restrictions as to content and manner of display. In both countries, there are legislative prohibitions against tobacco advertising at international sporting or cultural events held in the respective countries, except for certain sporting events specifically exempted by legislation. In both countries, sponsorship is permitted only for events of "international significance" as defined in the Tobacco Advertising Prohibition Amendment Act 2000. In both countries, the use of brand and company names on non-tobacco products is prohibited by legislation, except in relation to exempt events.

  Tobacco taxation

        Cigarettes and other tobacco products are subject to excise duties, which have been steadily increasing in recent years and represent a significant percentage of the retail price of such products. The United Kingdom has one of the highest levels of taxation on tobacco products in the world and the current U.K. government had a policy of increasing tobacco duties by at least 5% per year after adjusting for inflation. However, in both 2001 and 2002, the U.K. government amended its tobacco taxation policy and only increased tobacco duties in line with inflation. Currently, approximately 79% of the recommended retail price for premium-priced cigarettes sold in the United Kingdom consists of duties in the form of a specific tax, which is levied at a fixed amount per thousand cigarettes; an ad valorem tax, which is levied at a fixed percentage of the retail price; and value added tax. The latest U.K. budget announcement was made on April 17, 2002, when the U.K. government increased duty by approximately 6p per pack of 20 premium-priced cigarettes with immediate effect.

        As discussed in this annual report, duty increases in the U.K. government's budget announcements affect the annual pattern of our inventory movements, which in turn affect our cash flows, inventory stock and debt levels. The U.K. government made budget announcements in respect of tobacco goods as follows:

Announced	Effective Date
March 17, 1998	December 1, 1998
March 9, 1999	March 9, 1999
March 21, 2000	March 21, 2000
March 7, 2001	March 7, 2001
April 17, 2002	April 17, 2002

        The next budget announcement is expected in March 2003, with any tobacco duty increase expected to be effective immediately.

        Rates of duty charged on tobacco products in the United Kingdom are typically higher than those charged in other E.U. countries. The U.K. duty structure has limited the potential for deep price discounting. However, the high absolute level of U.K. taxation has prompted consumers to switch from the premium price sector to lower price sectors and has also encouraged both legal and illegal cross-border trade from countries with lower levels of duty. Cross-border trading initially developed in the early 1990s principally in the roll-your-own tobacco sector where the differential in E.U. duty levels is most extreme. Cross-border trading has developed in cigarettes since 1997 despite an E.U. directive requiring that the minimum excise duty, excluding value added tax, imposed on the most popular price category of cigarettes in each E.U. country must represent not less than 57% of the total recommended retail price.

        In February 2002, this directive was amended to establish a fixed minimum rate of excise duty of €60 per thousand cigarettes, increasing to €64 per thousand cigarettes from July 2006, for the most popular price category of cigarettes in each E.U. member state. The directive also introduced annual increases, in July each year, to the minimum excise duty on roll-your-own tobacco in order to bring the tax on this product more closely into line with the minimum excise duty for cigarettes. The minimum E.U. excise duty levied on roll-your-own tobacco must have been at least 30% of retail price or €24 per kilogram by July 2002, increasing to at least 36% of retail price or €32 per kilogram by July 2004 across all E.U. member states. These increases in cigarette and roll-your-own tobacco minimum duty levels will have no effect on either the United Kingdom or Germany, where excise duty already exceeds these minimum rates.

        The levels of excise duties and value added tax on cigarettes and other tobacco products in Germany, although significant, are considerably lower than in the United Kingdom. As at October 2002, the total duty burden in Germany was £1.46 per pack of 20 premium-priced cigarettes and £1.39 per 50 grams of roll-your-own tobacco compared to £3.55 per pack of 20 premium-priced cigarettes and £6.27 per 50 grams of roll-your-own tobacco in the United Kingdom.

        In other parts of the world, the level of taxation on cigarettes is also considerably lower than in the United Kingdom and generally lower than in the European Union. At October 2002, the total duty burden on the most popular price category for a pack of 20 cigarettes, in selected countries where we have significant operations, was £1.80 in Australia, £0.60 in Slovenia, £0.33 in Taiwan, £0.03 in Ukraine and £0.02 in Nigeria.

        The following table gives the percentage of duty included in turnover by destination for the last three fiscal years:-

	2000	2001	2002
	%	%	%
United Kingdom	81.2	83.0	83.0
Germany	55.6	60.5	75.9
Other Western Europe	58.6	56.0	58.4
Rest of the World	67.3	60.2	53.7

  Restrictions on smoking

        There are various interest groups and anti-smoking lobbies seeking to curtail the sale of tobacco products to the public and reduce the social acceptability of smoking. In recent years, increased attention has been focused on the alleged harmful effects of environmental tobacco smoke or "passive smoking", resulting in restrictions on smoking in public places and smoking practices at work.

        Since December 1996, the European Community has continued to review existing and possible future anti-smoking strategies aimed at reducing the alleged public health impact of smoking on European citizens.

        In the United Kingdom, the Health and Safety Executive recommended the introduction of a new Approved Code of Practice to control tobacco smoke in the workplace. The Approved Code of Practice would replace the current voluntary approach.

        In Central Europe, smoking is prohibited on most forms of public transport and is prohibited either by legislation or self-regulation in most public places, including the workplace, where smoking is only permitted in designated areas. The legal age at which a person may be sold tobacco is 18 years, except for Slovenia where it is 15 years.

        In Eastern Europe, smoking is banned or restricted on all forms of public transport and there are legislative restrictions on smoking in public buildings, including the workplace. In addition, self-imposed restrictions have been adopted by organizations not covered by the legislative restrictions. Legislation prohibits the sale of tobacco to persons under 18 years of age.

        In Australia and New Zealand, smoking in many public places, including the workplace and public transport, is restricted by legislation. In New Zealand, there is a legislative ban on the marketing of any tobacco product other than for smoking. In both countries, the legal age at which a person may be sold cigarettes is 18 years.

  Product constituents

        An E.C. directive, limiting the tar yield of cigarettes manufactured for sale in the European Union since December 31, 1997 to 12 milligrams per cigarette, was operational in the United Kingdom and in most other E.U. countries. A revised voluntary agreement on the approval of new additives in tobacco products in the United Kingdom came into force in March 1997. As with previous voluntary agreements, it regulated the additives that may be used in tobacco products and limited their use. It also required information on additives to be provided to the U.K. Department of Health on request. The voluntary agreement also contained guidelines for the testing and use of new additives and the certification of compliance by U.K. tobacco manufacturers.

        Both of these have been superceded by a new E.U. directive on the manufacture, testing and sale of tobacco products.

        In Hungary, the maximum tar yield per cigarette is currently 15mg and after December 31, 2006 will be 12mg. Nicotine yield per cigarette must not exceed 1mg for "lower nicotine cigarettes," 1.8mg for "filter tip cigarettes," and 2 mg for "plain cigarettes." In Slovakia, the present upper limit for tar and nicotine content per cigarette is 12mg and 1.2mg respectively. In the Czech Republic, the maximum permitted tar yield per cigarette is 12mg. In Slovenia, the maximum permitted tar and nicotine yields per cigarette are 12mg and 1.7mg respectively. In Poland, the present maximum tar and nicotine yields permitted per cigarette are 15mg and 1.5mg respectively. However, these will be reduced to 12mg and 1.2mg respectively from July 1, 2003

        In Russia, the current maximum permitted constituent yields are 15mg tar and 1.3mg nicotine per cigarette for imported cigarettes and 22mg tar and 1.3mg nicotine per cigarette for domestic cigarettes. From January 1, 2003, there is a ban on the production and import of filter cigarettes with yields exceeding 14mg tar and 1.2mg nicotine per cigarette, and plain cigarettes exceeding 16mg tar and 1.3mg nicotine per cigarette. The retail sale of such cigarettes will be prohibited with effect from January 1, 2004. In the Ukraine, the maximum permitted yields cigarette are 15mg tar and 1.3mg nicotine for filter cigarettes, and 22mg tar and 1.5mg nicotine for domestic non filter cigarettes.

        The present maximum tar and nicotine yields in Taiwan are 15mg and 1.5mg per cigarette respectively. Between July 1, 2001 and June 30, 2007, the maximum tar and nicotine yields must be reduced to 12mg and 1.2mg respectively. In Vietnam, the present maximum tar and nicotine yields per cigarette are 22mg and 2.2mg respectively.

        In Australia, the current maximum per cigarette constituent levels are 14mg tar, 1.4mg nicotine and 18mg carbon monoxide. In New Zealand, there are no known restrictions, either by legislation or voluntary code, on the maximum levels of tar and nicotine content for cigarettes sold in the country.

  E.C. product directive

        The new E.C. directive on the manufacture, presentation and sale of tobacco products, 2001/37/EC, was adopted in 2001, and is now being implemented via national legislation throughout all member states. They were required to introduce their legislation by September 30, 2002, but not all have yet complied. The directive includes the following requirements:

        From January 1, 2004, the yields of cigarettes marketed and manufactured for the European Union will be:

  •
  10 milligrams per cigarette for tar (reduced from 12 milligrams);

  •
  1 milligram per cigarette for nicotine (new); and

  •
  10 milligrams per cigarette for carbon monoxide (new).

        Member states are permitted to apply the yield limits to exports from the European Union to countries outside the European Union from January 1, 2005, and must do so no later than January 1, 2007. Other requirements of the directive include increased health warnings that will cover at least 30% of the front of packs and 40% of the back. Product descriptors such as "light", "mild", "ultra" and "low tar," which it is claimed suggest that they are less harmful than other tobacco products, will also be banned from September 30, 2003.

        The directive also provides that tobacco manufacturers must submit to member states a list of all ingredients and the quantities used in their tobacco products. This list should also be accompanied by a statement setting out the reason for the ingredient's use, function and any toxicological data in burnt and unburned form.

        We intend to take all necessary steps to comply with this legislation.

  Packaging

        E.C. directive 94/62/EC on Packaging and Packaging Waste covers all packaging placed on the market within the European Union and all packaging waste. The directive set targets, to be achieved by 2001, for the recovery and recycling of packaging waste and states that no packaging should be placed on the market unless it conforms to certain "essential requirements," which are aimed to minimize the impact of packaging and packaging waste on the environment. Each member state has introduced its own domestic legislation to implement the directive.

        Similar legislation is being drawn up in other countries, particularly in those Central and Eastern European countries preparing to join the European Union. In Russia and the Ukraine, all tobacco product packs must carry a health warning. In the Ukraine, cigarette packs must also list tar and nicotine yields. In Russia from January 1, 2003, tar and nicotine yield figures must appear on the side of cigarette packs. In Taiwan and Vietnam, health warnings are required by legislation to be printed on all tobacco product packs. In Taiwan, constituents' listings are required on cigarette packs and, in Vietnam, manufacturers are encouraged to include tar and nicotine yield figures on cigarette packs. In addition, Australia has a National Packaging Covenant on used packaging materials.

        We continue our undertaking to comply with our legal obligations under national legislative requirements as they come into effect in all countries.

  House of Commons Public Accounts Committee

        In June 2002, Imperial Tobacco executives attended a meeting of the House of Commons Public Accounts Committee with regard to concerns reported by HM Customs & Excise, as part of their formal report to the Committee for the year to March 2001, over our level of anti-smuggling co-operation, the level of our products identified in their seizures of smuggled products during the period and the adverse impact this has had on U.K. Duty and VAT revenues. Following our June 2002 meeting, on January 10, 2003, the Public Accounts Committee released its report, which outlined the concerns regarding co-operation on anti-smuggling initiatives. Subsequent to this, on February 3, 2003, the Chairman of HM Customs & Excise confirmed to the Public Accounts Committee that there had been "a step change" in the level of our co-operation, which is now perceived by HM Customs & Excise as being much more productive.

        In this regard, prior to our meeting with the Public Accounts Committee in June 2002, we had already introduced a range of anti-smuggling measures, including pre-supply and post-supply checks on our export shipments, the introduction of new pack coding systems that identify the destination market, customers, production machine numbers and date of manufacture, strengthening our procedures for exchange of information with HM Customs & Excise and unilaterally stopping trade with approximately 30 distributors where evidence of product originally sold to them had been identified in HM Customs & Excise's seizures.

        We remain fully committed to working with HM Customs & Excise and we believe significant progress has been made in developing a positive and constructive working relationship, with the ultimate objective of agreeing a Memorandum of Understanding on anti-smuggling co-operation.

  Framework Convention on Tobacco Control

        The World Health Organisation ("WHO") has proposed a Framework Convention on Tobacco Control (or FCTC). During the May 1999 World Health Assembly, member states established both a FCTC Working Group and an Intergovernmental Negotiating Body. After several rounds of negotiation it seems that a text is approaching agreement, though there are still issues unresolved. The WHO hopes to have this accepted by May 2003.

        Elements of the current draft include proposals covering promotion and sponsorship, elimination of smuggling, regulation of ingredients, product disclosures, packaging and labeling, and measures related to the supply of tobacco. We have made submissions on the text, agreeing with certain points, but noting our concern about others and suggesting that the WHO is trying to take on powers more properly reserved for other national and international bodies.

  Future regulation

        We have successfully managed our business within the current regulatory climate and comply with regulations affecting our industry. Although it is not possible to predict the precise nature of any future legislation, regulations, directives or actions in the United Kingdom, Germany or other countries in which we sell our products, we believe that the various restrictions and regulations, together with the substantial increases in excise duties on smoking tobacco products, have had, and are likely to continue to have a detrimental effect on the size of the cigarette market overall and our turnover and operating performance in particular. Future profitability will depend on our continuing ability to expand internationally, to maintain operating margins, to adapt production capability, to increase efficiencies and to launch new products.

Legal environment

        Tobacco manufacturers in the United Kingdom and elsewhere in Europe have been subject to claims being made or threatened by individuals seeking damages for alleged smoking-related health effects. The first action brought against a tobacco manufacturer in the United Kingdom for alleged smoking-related health effects is believed to have been in 1988. To date, no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action against a tobacco manufacturer in the United Kingdom. Only two tobacco-related health cases have ever proceeded to trial in the United Kingdom. The first, which did not involve us, did not proceed to a full trial and no jury was involved. On October 21, 1996, after a hearing before a single judge on a preliminary issue as to whether the plaintiff suffered from the medical condition alleged, the plaintiff's claim was dismissed. The second was a hearing of a preliminary issue on limitation involving a group claim brought against us and another manufacturer. Following judgment in our favor, the claims were all abandoned.

        The majority of our turnover has historically been derived from sales in the United Kingdom, where the current legal environment is different from that in the United States. In fiscal 2002, none of our turnover was derived from sales of tobacco products in the U.S. duty paid market and approximately 0.14% was derived from sales of tobacco products in the U.S. duty free market. Unlike in the United States, claims in the United Kingdom can only be brought on behalf of named plaintiffs, not on behalf of an unnamed class. In addition, in U.K. personal injury cases, the unsuccessful party is generally liable for a substantial proportion of the successful party's costs, including counsels' fees. Exemplary damages, which are similar to punitive damages, cannot be claimed in Scotland and to date have not been claimed against a tobacco manufacturer in England and Wales. Exemplary damages in England, Wales and in the Republic of Ireland can only be awarded in exceptional cases, where it can be established that a defendant acted intentionally and/or with complete disregard for a plaintiff's interests. If awarded, exemplary damages are much more limited in amount than may be the case in the United States.

        To date there has been no recovery of damages against us in any jurisdiction in any claim alleging that our tobacco products have resulted in damage to the health of smokers. We have not entered into any out-of-court settlement with any plaintiff in any such action. We are vigorously contesting the pending actions described below and intend to continue to do so. However, there can be no assurance that legal aid funding will not be made available to plaintiffs in alleged smoking-related health litigation in the future, that favorable decisions will be achieved by us in any of these proceedings nor that additional proceedings will not be commenced in the United Kingdom or elsewhere. If we are found liable to pay damages in any jurisdiction, such a finding may precipitate further claims. If such claims are successful, the cumulative liability for damages could be very significant. Regardless of the outcome of any litigation, the cost of defending claims will be substantial and may not be fully recoverable by us, irrespective of whether we are successful in defending such claims.

        Our lawyers in the United Kingdom and all other jurisdictions where they have been appointed continue to advise us that we have meritorious defences to the legal proceedings in which plaintiffs are seeking damages for alleged smoking-related health effects, and to threatened actions of a similar nature.

        Other than as disclosed below, we are not a party to any litigation which, in our opinion, could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

  Litigation in England and Wales

        A writ was issued by the law firm of Haygarth Jones against us in England on June 19, 1998 on behalf of Raymond Joseph Kelly. It was claimed that Mr Kelly had developed chronic bronchitis and emphysema as a result of smoking our products. These proceedings were served on October 12, 1998 and Mr Kelly's Statement of Claim followed on November 9, 1998. Mr Kelly was granted legal aid in March 1996, but legal aid funding was later withdrawn. Following Mr Kelly's recent death, the Legal Services Commission have been informed by his wife that she does not wish to pursue an appeal against the withdrawal of legal aid. Haygarth Jones has been asked to confirm that the claim will be discontinued.

  Litigation in Northern Ireland

        In Northern Ireland, a writ was issued on February 2, 1998 (Pauline Stevenson -v- Gallaher Limited and Imperial Tobacco Trading Limited) in which the Plaintiff claims damages for alleged smoking-related health effects. To date no writ has been served.

        A letter before action sent on behalf of a Kevin Donnelly was received in August 2001. There has been no further contact with the Plaintiff's solicitors since then and it is believed that the Plaintiff may be waiting for his legal aid application to be processed.

  Litigation in Scotland

        We are currently involved in 11 separate legal actions in Scotland. Each pursuer (plaintiff) alleges damage to their health resulting from cigarette smoking. Legal aid has been refused in the ten actions where an application has been made. (No application has been made in the case of Boyd -v- Imperial Tobacco Limited). With the exception of two actions (McTear -v- Imperial Tobacco Limited and Traynor -v- Imperial Tobacco Limited) all the actions have been sisted (stayed). We understand that the nine stayed cases are not being pursued on a conditional fee basis as originally believed, but are being funded by the pursuers personally.

        Until 2001 three further claims were proceeding against us. The claims of Dunsmuir -v- Imperial Tobacco Limited, Forsyth -v- Imperial Tobacco Limited and Samson -v- Imperial Tobacco Limited were officially abandoned on April 10, 2001, April 20, 2001 and August 1, 2001 respectively.

        Only one of the actions, McTear -v- Imperial Tobacco Limited, is actively progressing in court. This action was commenced in the Court of Session in Scotland in January 1993 by Alfred McTear. It is now being pursued by his widow, Mrs Margaret McTear (the "Pursuer"). She claims that Mr McTear's lung cancer was caused by smoking our products. She seeks £500,000 in damages, plus interest. However, her legal advisers have indicated to the Scottish Legal Aid Board ("SLAB") that they consider the value of the claim to be in the region of £100,000.

        The Pursuer is not legally aided. Three applications for legal aid have been refused. Appeals against those refusals have also been unsuccessful, the most recent of which was refused on January 24, 2003. Her legal advisers have previously stated that they are acting on a no win no fee arrangement.

        In June 2000, on our application, the action was appointed to the Procedure Roll for debate. The debate was heard on October 9 and 10, 2001. We argued that certain parts of the Pursuer's pleadings did not meet the necessary legal requirements. We sought to strike out the inadequate parts of the claim. The court's judgment was issued on October 23, 2001. The court accepted the principal arguments advanced by us and on November 6, 2001 the court ordered the Pursuer to pay our expenses of the debate procedure. Following a hearing, the Auditor of Court determined that the expenses due to us amounted to £14,990. We obtained a court decree for payment of the expenses. They have registered an Inhibition (a form of charge) against the Pursuer's property. In general terms the effect of the Inhibition is to prevent the Pursuer from selling her property without our consent. However, failure to pay the expenses does not bar the Pursuer from continuing with the case.

        The adjustment period, in which the parties were entitled to revise their pleadings, ended in February 2000. However the parties may further amend their pleadings with leave of the court. An amendment process was initiated by us in July 2002. Amendments proposed by us and the Pursuer were agreed and formal approval of the amendments by the court was granted on December 12, 2002.

        On January 23, 2003 a hearing took place at which the Pursuer sought a court order to recover documents from us. (Under Scottish law parties to litigation are not obliged to disclose documents unless specifically ordered to do so by the court). The Pursuer's request for a wide class of documents relating primarily to marketing and advertising documents was refused on the basis that the extent of enquiry that the order would necessitate was not justified or necessary having regard to the Pursuer's pleadings. The Pursuer's request also sought disclosure of two specific documents and this part of the Request was allowed in part.

        The case has been set down (scheduled) for proof (trial) for 20 weeks commencing on October 7, 2003. Extensive preparations involving Counsel and the rest of the Scottish legal team are ongoing.

        The other action which has not been stayed is Traynor -v- Imperial Tobacco Limited. The Pursuer in that case represents himself. A Commission took place on May 2 to 4, 2001 at which Mr Traynor gave evidence to be used in the event that he is unable to attend trial. Following the Commission Mr Traynor lodged his Record (particulars of claim) at court, but did so outside the time limit. While this does not result in Mr Traynor's claim being dismissed, the case will not now proceed until either he or we bring a motion to allow the late Record.

        In April 2001 we received notice of the action of Cooper -v- Gallaher Limited and Imperial Tobacco Limited. Although the necessary documents were filed at court to enable the Pursuer to serve proceedings on the Defenders, under Scottish law the action is not actually commenced against a party until that party has been served. Gallaher has been served. However, the Pursuer's legal representatives have subsequently acknowledged that the Pursuer did not smoke our products and have confirmed that we will not now be served with proceedings.

        Finally, on May 17, 2002, we received notice from SLAB of an application for legal aid from a new potential Pursuer. Our submissions in response were filed on May 24, 2002. On August 22, 2002, we received notice that the application had been refused. No appeal was made against the refusal. No proceedings have been commenced by this potential Pursuer to date.

  Litigation in the Republic of Ireland

        In the Republic of Ireland, plenary summonses have been issued against us and other tobacco companies over the period October 17, 1997 to February 7, 2003, naming 446 individuals seeking damages for alleged smoking-related health effects. Since 1997, 252 claims have been dismissed, discontinued or confirmed as not proceeding by the relevant plaintiff firm, leaving a total of 167 individual claims against the tobacco companies. This figure excludes the 27 Lavelle Coleman plaintiffs as described below. As at February 7, 2003, 114 plaintiffs are seeking damages either jointly against us and other companies or solely against ourselves. Of these 105 individuals have served proceedings. No trial dates have been fixed in respect of any claim against us.

        The reduction in the total number of claims is largely due to a recent and ongoing attempt by the major plaintiff firms to determine which of the individuals they represent should proceed with their claims. As part of this process the plaintiff firms have identified a number of claims which will not be proceeding or where it has not been possible to obtain instructions. We expect that the number of potentially active claims against us and the other tobacco companies will continue to fall in the short term as further claims are dismissed or discontinued.

        In total, 40 statements of claim have been served on tobacco companies in Ireland, 34 of which have been served on us. The first of those statements of claim was served on February 5, 1999 on behalf of John Fitzgerald. Mr Fitzgerald's claim was discontinued on March 1, 2002. On March 6, 2002 a costs order was made, in our favor, against Mr Fitzgerald. On February 3, 2003 these costs were assssesed by the court at €136,355. On June 17, 2002 the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the plaintiffs Vincent Mallon and Margaret Delahunty. Notice for particulars have been served in respect of each Plaintiff. Mr Mallon and Ms Delahunty are seeking €86,385 and €141,050 respectively for the costs of purchasing cigarettes during their lifetimes. They are also seeking, inter alia, unspecified damages and an order that the Minister take such steps as is necessary to prohibit the sale of tobacco products in the Republic of Ireland. On September 23, 2002 the law firm Ward & Fitzpatrick served a statement of claim on behalf of Patricia Daynes. Ms Daynes is claiming unspecified damages. On November 22, 2002 we were served with 30 additional statements of claim by Ward & Fitzpatrick which are almost identical in substance and structure to the statement of claim served on behalf of Patricia Daynes. Notice for particulars have been served in respect of 17 of these claims. Such notices have not been filed where motions to dismiss claims are pending or, in the case of three claims, where the proceedings have not been properly served.

        Between June 9, 1999 and July 28, 2000, 27 plenary summonses were issued by plaintiffs represented by the law firm Lavelle Coleman. We were defendants in 21 of these cases and the sole defendant in one. None of these summonses have been served and they are now out of time. Accordingly, they are not included in the total number of plaintiffs who have issued proceedings against us and the other tobacco companies.

  Litigation in The Netherlands

        In The Netherlands, our subsidiary has received letters before action from or on behalf of 44 individuals seeking damages for alleged smoking-related health effects, but six of the individuals have now withdrawn their claims. Of the remaining 38 individuals, 34 are currently represented by one firm of lawyers, Sap De Witte Roth. We are aware of at least one further individual who may bring a claim against our subsidiary. To date no proceedings have been commenced, but there have been recent press reports that Sap De Witte Roth will institute proceedings in the coming months.

        Claim letters have also been received in The Netherlands by at least three other tobacco companies. Two of the individuals who have threatened to bring claims against our subsidiary have given evidence at preliminary hearings requested by two of the tobacco companies. The four tobacco companies have also taken evidence from 16 other individuals (including one person previously mentioned) and will take evidence from a further 12 individuals. The testimony given by five of those individuals indicates that they may not have smoked brands manufactured by our subsidiary. Information provided by Sap De Witte Roth indicates that a further six individuals may not have smoked brands manufactured by our subsidiary.

        Sap De Witte Roth has taken evidence from seven current or former employees of one of the tobacco companies and a further two employees were due to give evidence in August 2002, but the hearings were cancelled at the request of Sap De Witte Roth. That firm has also taken evidence from two current or former employees of another tobacco company and was due to take evidence from two further employees in December 2002.

        In July 2002 it was reported in the press that a foundation had been established in May 2002 to bring a class action against the tobacco industry seeking damages for alleged smoking related health effects. The foundation is the successor of three other foundations that had been referred to in press reports during 2000. The report stated that the foundation had received €250,000 from investors and benefactors and, without advertising, already has 100 claimants. In November 2002, it was reported in the press that this same foundation now had several hundred potential claimants and several million euros in financial backing. We became aware recently that a marketing bureau has been conducting a calling campaign targeted at people who smoke in order to persuade them to join litigation against the smoking industry. We do not have any information as to the identity of the marketing bureau or on whose behalf they are acting. No claims have yet been commenced. There were also press reports in 2000 that two firms had indicated that they will work together in bringing litigation against the tobacco industry, on behalf of health insurance companies, but there have been no recent reports regarding this. We are unaware of any information other than that reported above.

  Litigation in Germany

        In Germany, a claim has been brought against H.F. & Ph. F. Reemtsma GmbH. The claim was brought by a 54 year (now 55 year) old male claimant who served proceedings in the Court of First Instance of Arnsberg near Dortmund in Nordrhein-Westfalia on July 8, 2002. The Claimant alleges that he has smoked Reemtsma "Ernte 23" since the age of 17 and that he had a cardiac infarction in 1993, from which time he has had cardiovascular difficulties. The Claimant is represented by the same lawyer who acted for claimants in five out of six cases seeking legal aid for claims against tobacco companies in 1999, 2000 and 2001. All of these were rejected by the courts.

        Reemtsma was scheduled to file a defense by October 31, 2002 but due to the Claimant lodging further briefs and exhibits, Reemtsma was granted an extension until December 31, 2002 and the defense was filed on December 24, 2002. According to verbal information provided by the Judge to the Counsel for Reemtsma, the Claimant has requested an extension until April 30, 2003 to respond to the defense and the Judge will most likely review the matter thereafter. No trial date has yet been fixed.

        The claim is also the basis of a court case between the Claimant and a legal cost insurer which is still pending in the Federal Supreme Court. Reemtsma is not party to this proceeding. The Celle Court of Appeal held that the legal cost insurer had to provide insurance cover for the pending litigation against Reemtsma. This is on appeal and an oral hearing before the Federal Supreme Court has been scheduled for February 26, 2003. Reemtsma's German lawyers assume that a final judgment in this matter is likely to be rendered by the Federal Supreme Court on that date.

        In a separate matter, our German subsidiary (Imperial Tobacco Agio GmbH) received a letter before action dated March 26, 2002 on behalf of an individual, Heinz Seelgen. Herr Seelgen alleged that his medical condition was caused by smoking cigarillos manufactured by Imperial, and has threatened to initiate legal proceedings in the United States. In fact, the brand of cigarillos alleged to have been smoked by Herr Seelgen are not manufactured by ITG, only distributed by us. A response was sent to Herr Seelgen's legal advisers on April 8, 2002 denying the claims and stating that there were no grounds for bringing a claim in the United States. To date, there have been no further developments in this matter.

  Litigation in Poland

        Reemtsma Polska SA is a defendant in a claim commenced on June 18, 2001 in the Regional Court of Jelenia Gora by Zbigniew Czarnecki, a 69 year old male. The Claimant is seeking PLN75,000 (approximately £11,600) for loss of earnings and compensatory costs for medical treatment and suffering caused by his laryngeal cancer, diagnosed in 1994, which he alleges was caused by smoking cigarettes manufactured by Wytwornia Wyrobow Tytonowych S.A., a company acquired by Reemtsma Polska in 1996.

        The claim was served on Reemtsma Polska on January 30, 2002. Since then Reemtsma Polska has been represented at four preliminary hearings. No further hearings have been fixed.

  Litigation in Australia

        On May 21, 2002 a summons was served on Imperial Tobacco Australia Limited ("ITA") as Co-Defendant in an action commenced in the Supreme Court of New South Wales by an individual, Myriam Cauvin. A Statement of Claim was served on June 11, 2002 in place of the Summons listing ITA as the seventh of seven Defendants. The Plaintiff claims that ITA and the local companies of various other Defendants represent their overseas parent companies for the purposes of the litigation but none of these companies are currently parties to the litigation. In the case of ITA the overseas companies are Imperial Tobacco Limited and Imperial Tobacco Group PLC, both based in the United Kingdom.

        The Plaintiff alleges on behalf of herself and others, among other things, that one or more of ITA and the Co-Defendants (including Philip Morris (Australia) Limited and British American Tobacco Australia Services Limited) have engaged in conduct that was misleading or deceptive or likely to mislead or deceive in contravention of section 52 of the Trade Practices Act 1974 and/or equivalent provisions in State and/or Territory Fair Trading Legislation. The claims relate to a wide range of alleged conduct concerning the sale and distribution of cigarettes in Australia including the way smoking is advertised and promoted. The claims also allege misrepresentations by omission.

        The Plaintiff seeks a wide range of court orders on behalf of herself and others including injunctive relief regulating the advertising of cigarettes and requiring the Defendants set up a public education campaign and provide details of certain of their previous advertising campaigns as well as an order on behalf of the Plaintiff and others for unquantified compensation for loss or damages.

        ITA and the other Defendants are currently bringing a variety of strike out applications that involve both pleading and jurisdiction issues, including a challenge to the nature of the proceedings in seeking to involve overseas entities being represented by local companies.

        ITA is specifically making an application to have the claim dismissed or alternatively to have judgement entered against the Plaintiff. In summary, this is on the basis that the Plaintiff, who has been diagnosed with emphysema and lung cancer, claims to have started smoking in 1972 and to have smoked a number of cigarette brands, including Horizon. Imperial's subsidiary only acquired the right to manufacture, market and sell the Horizon brand of cigarettes in 1999.

        A hearing date of March 31, 2003 has been set for the motions for a period of two weeks.

  Saudi Arabia

        There were reports in the press in December 2001 that the King Faisal Specialist Hospital in Saudi Arabia has filed a lawsuit against ten tobacco companies including Imperial Tobacco seeking approximately U.S.$10 billion in compensation for treating alleged smoking-related health effects plus almost U.S.$3 billion for the actual cost of treatment. The reports also suggested that the hospital planned to file suits in U.S. and Swiss courts. To date, no court document has been served on Imperial Tobacco or, to our knowledge, any of the other international tobacco companies.

  U.K., Irish and Dutch government litigation

        Both in the United Kingdom and the Republic of Ireland the press has reported that relevant government departments and health authorities have been examining U.S. "Medicaid" litigation against tobacco companies for the cost to the state of treating patients with alleged smoking-related health effects in order to consider whether similar litigation might be available in these jurisdictions.

        In the Republic of Ireland, in its Report on Smoking and Health dated November 9, 1999, the Joint Oireachtas Committee on Health and Children recommended "that civil legal proceedings should be brought to recoup expenditure incurred in the treatment of tobacco-related illnesses and other expenditure resulting from such illnesses". The Sub-Committee on Health and Smoking appointed by the Joint Oireachtas Committee on Health and Children released its second interim report in July 2001 containing a recommendation that "the government move speedily to initiate legal proceedings against the tobacco industry in the Republic of Ireland, as successfully leveled by the U.S. States' governments and currently by the U.S. federal government". No government claim has been brought against the tobacco companies although it is understood that the government has sought legal advice on the feasibility of such a claim.

        The Republic of Ireland, the Irish Minister for Health and the Irish Attorney General have been joined in 17 individual proceedings (ten of which involve ourselves) served by Beauchamps and Peter McDonnell & Associates. The statements of claim served on behalf of Vincent Mallon and Margaret Delahunty (referred to above) assert that the Republic of Ireland failed to comply with various duties to take action to preserve the public health. Among the relief sought is a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health and the health of the Plaintiff, as well as various orders including an order to prohibit the sale of tobacco products and an order directing the Defendants to "make available to the Plaintiff all of the material relating to the dangers to the health of the Plaintiff".

        In 2000, the now former Dutch government instructed the government's lawyers to investigate and provide legal advice as to whether proceedings could successfully be brought against tobacco companies by the Dutch government for recovery of certain health care costs. During a Parliamentary Debate last year it was reported that the government's lawyers were still in the process of preparing legal advice. No claim has been made by the Dutch government.

  Non-product litigation

        German customs and legal authorities are currently investigating current and former employees of Reemtsma, including our Sales and Marketing Director, Mr Manfred Häussler, in connection with alleged trading, money laundering and other violations, including breach of the United Nations trade embargo against Iraq, prior to Imperial Tobacco's acquisition of Reemtsma in 2002. Imperial Tobacco has cooperated and intends to continue to cooperate with the German customs and legal authorities in their investigations. The board of directors is reviewing the situation in the light of legal advice it receives and in line with corporate governance best practice. We have established an independent committee of the board of directors, under the chairmanship of the senior non-executive director Anthony Alexander, to review the circumstances giving rise to the investigation. A steering group of senior executives has also been established to assist the board committee. Mr Häussler and Mr Ludger Staby, as a former chief executive of Reemtsma, take no part in discussions of the board of directors concerning this matter, nor in the board committee.

Operating Environment

        We judge our business success not only by financial performance, but also by the way we fulfill our obligations of effective stewardship and responsible behavior. We remain committed to meeting those responsibilities as a good corporate citizen.

        We celebrated the centenary of our formation in fiscal 2002, and in that connection we remember the tradition of philanthropy of the founding Wills' and Player's families, not least in the donations to universities, museums and the local communities in which we started. The development of infrastructure projects in Africa is also not new, with the group actively participating in the development of the former Nyasaland and Southern Rhodesia almost a century ago.

        We remain committed to the development of the communities of which we are a part, both in the United Kingdom and overseas. This commitment is reflected throughout our Tobaccor operations in Africa, where our initiatives include providing sanitation, health and education facilities as well as jobs and local revenue. Our African factories work closely with their local communities, often including community leaders on their advisory boards.

        In France, where economic conditions have led to the closure of our rolling papers factory in Mazères, we have sought to ensure that land is returned to the local community, as a gift, for its planned use as a museum.

  Communities, Charities & Employees

        We also seek to support and encourage positively the efforts of our staff both to participate in community activities and to raise money for charitable causes. In many cases, we match the money they raise using our charities fund. We also match donations made by employees under the Give As You Earn scheme administered through the Charities Aid Foundation.

        In fiscal 2002, as part of our ongoing commitment in the United Kingdom, we donated a total of £663,000 to charities; in many cases seeking to provide long-term funding for particular community initiatives including such organizations as the Citizens Advice Bureau. As it was our centenary year, the amount included special donations of £300,000 to support museums in Bristol and Nottingham to reflect the contribution the group has made to the economic life of both cities. Overseas, we donated a total of £191,000 including support for disaster relief and recovery work following the floods in Germany and donations to art, culture and social institutions, while Tobaccor supported AIDS campaigns and sports associations in Africa.

  Vision and Values

        We used the acquisition of Reemtsma as an opportunity to reaffirm our vision, values and beliefs to our employees. Our core values include not only working together for the good of the whole business and valuing individuality and hard work, but also committing the group to behaving responsibly, with high standards of business ethics and concern for the welfare of our employees.

        We also believe in creating opportunities for employees to develop individually and as a team, and place strong emphasis on learning and development. We have a loyal and motivated workforce and seek to encourage fulfillment of potential at every level of our business through internal and external training and skills enhancement. Comprehensive training programs to ensure effective management of our businesses have been established through links with Cranfield University and Ashridge in the United Kingdom and Centre Européen d'Education Permanente in France.

        To align further the interests of employees with those of shareholders, wherever possible we invite employees to build a stake in the group through ownership of Imperial Tobacco Group shares. Further opportunities to join Sharesave schemes in the United Kingdom and overseas were offered during fiscal 2002. In addition, in our centenary year, employees were invited to participate in the Centenary Share Matching Scheme, enabling them to share further in our economic success, to which they make such a positive contribution.

  Corporate social responsibility

        The board has reaffirmed its commitment to Corporate Social Responsibility and to its implementation throughout the Imperial Tobacco Group. Following the acquisition of Reemtsma, revised timetables for action are being drawn up and will be published on our website. The board takes a personal interest in these activities and the Director of Corporate Affairs is required to provide regular reports on progress to enable the board to report more fully on Corporate Social Responsibility issues in the group's 2003 Annual Report and Accounts.

  Occupational Health, Safety and the Environment ("OHSE")

        The group seeks to provide superior returns for its shareholders in a socially and environmentally responsible manner, while maintaining a commitment to sustainable development.

        In fiscal 2002, we have strengthened our occupational health, safety and environmental management systems in line with our commitment to move beyond basic legal compliance by seeking to minimize the adverse impact of our operations on the natural environment.

        We have extended our electricity supply contract so that all our U.K. grid electricity is obtained from renewable sources and qualifies as Climate Change Levy Exempt. Independent energy audits have already been completed at 13 of our European manufacturing and logistics sites to identify improvement opportunities and provide a sound basis for energy conservation measures to deliver the 10% reduction target in electricity consumption that we have set.

        Our objective of achieving ISO 14001 certification for all manufacturing and logistics operations owned prior to the acquisitions of Tobaccor and Reemtsma by the end of fiscal 2004 is progressing well, with Treforest and Avonmouth in the United Kingdom being our first sites to be recommended for certification. Four further sites are expected to be certified before the end of fiscal 2003 with the remaining 8 Imperial Tobacco sites a year later. Recently acquired Tobaccor and Reemtsma sites will also be integrated into an extended program.

        Our Occupational Health and Safety program has concentrated on risk assessment and on reducing manual handling risks. All our European manufacturing and logistics sites have been independently audited and are now strengthening management systems in line with OHSAS 18001.

        During fiscal 2002 we have improved our group OHSE performance measurement system and added new measures to improve its scope and robustness. We remain committed to continued progress in management systems development and performance improvement in our established facilities. The consolidation and integration of management and measurement processes in the enlarged organization is a priority for fiscal 2003.

        We seek to influence our tobacco suppliers through the Social Responsibility in Tobacco Production Programme, which is supported by a number of companies in the worldwide tobacco industry.

        A more comprehensive report on the group's occupational health and safety performance, verified by SGS U.K. Limited, is available on our web site www.imperial-tobacco.com.

  Product Stewardship

        We have published on our website details of the ingredients added to the tobacco in our cigarettes sold in major markets, in a format similar to that used for food products. We plan to extend the coverage to both the acquired Reemtsma cigarette portfolio and all markets of the world during the course of fiscal 2003.

        Declaration of the ingredients in the group's tobacco products has also been made to national authorities within the European Union in 2002, together with appropriate information on their toxicology under the terms of the E.U. Directive concerning the manufacture, presentation and sale of tobacco products.

        Along with other tobacco manufacturers in the United Kingdom and Australia, Imperial Tobacco has also assisted national authorities in gathering data on the smoke constituents of its tobacco products.

        As part of this exercise, we have also investigated the variability of measurements, provided by reliable laboratories, of over 40 constituents of cigarette smoke. The data, made available to appropriate authorities in the United Kingdom and to the academic community, suggest that the variability is presently too high for these measurements to be used for regulatory or verification purposes. Therefore, we are collaborating through the Centre de Coopération pour les Recherches Scientifiques relatives au Tabac (CORESTA) to develop more reliable and validated methods for measuring smoke constituents.

  Safety of Cigarettes

        We acknowledge that no cigarette should be regarded as safe. The group was one of the first to explore alternatives to tobacco in the 1960s, in dialogue with the U.K. Independent Scientific Committee on Smoking and Health. This led to the development of New Smoking Material (NSM) which, following extensive testing, was launched in the United Kingdom in 1977. Cigarette products containing NSM were vigorously opposed by the Health Education Authority and were subsequently withdrawn.

        This salutary experience illustrates the need to debate with public health bodies and agree objective criteria by which modifications made to cigarettes can be judged. It is only when these criteria are in place that tobacco companies can, with any confidence, focus their efforts on developing the next generation of products and offer them to the smoking public. We would welcome further discussion with appropriate authorities on this issue.

  Recent Tobacco Industry Issues

        During fiscal 2002 regulatory pressures on our industry have continued. In particular, there are several E.U. initiatives that are intended to restrict further the way in which we conduct our business.

        In 2001, the European Union passed a directive on the manufacture, presentation and sale of tobacco products. This requires much larger health warnings on all tobacco products, bans the use of product descriptors such as "lights" and "mild", and requires manufacturers to disclose details of ingredients and their purpose. The directive also imposes lower tar and nicotine yield ceilings and a new carbon monoxide yield ceiling, for all cigarettes sold in the European Union from January 2004. These yields will also apply to cigarettes manufactured for export outside the European Union, to take effect from January 2005 to January 2007 at E.U. member states' discretion. Member states were required to implement this directive by September 30, 2002, but, as at February 12, 2003, Austria, Denmark, Ireland, Greece, Italy and Portugal had not yet complied.

        Imperial Tobacco, along with BAT, challenged this directive on the grounds that it violates several principles of European law and obtained a hearing at the European Court of Justice (E.C.J.). In December 2002, the European Court ruled that the directive is valid and accordingly we are taking appropriate steps to prepare for compliance with any resulting legislation.

        In 2001, the European Commission also proposed a new directive that seeks to ban tobacco advertising in print media, in radio broadcasting and on the Internet, and restrict certain sponsorship activity. Along with other tobacco companies, we successfully challenged the original proposal on the grounds that it was legally unsound. A new directive was proposed that has a narrower scope than that annulled by the E.C.J. in October 2000, but which still contains many of the features of the former directive. However, the Council of Ministers have voted in favor of the directive, so it will be enforced in 2003 unless it is challenged.

        In the third area of tobacco regulation, the European Union is proposing a "Recommendation" on a range of tobacco issues, including youth smoking prevention, which would not be binding on E.U. member states. We agree with some features of the "Recommendation" and are making our views known to decision makers.

        Various national governments continue to introduce regulations including, in the United Kingdom, a ban on tobacco advertising, promotion and sponsorship, which received Royal Assent on November 7, 2002 and, in the Republic of Ireland, a comprehensive Tobacco Control Act.

        The WHO continues to progress the FCTC through international negotiations. While we agree with the need to take strong measures to stamp out the illegal trade in smuggled and counterfeit products and on youth smoking prevention, in other areas we believe the WHO is trying to assume responsibilities more appropriately left to other authorities.

        Although there are many regulatory requirements which the company must meet by law, there are other areas where we have been pro-active in voluntarily adopting standards which ensure we conduct our business in a socially responsible manner. In particular, we disclose details of the ingredients in our cigarettes on our website and we have implemented an "International Code of Practice for the Marketing of Tobacco Products", which underpins our existing high standards for self-regulation of advertising and marketing practices.

  Taxation

        In February 2002, the Council of Ministers adopted an E.U. directive revising the minimum rates of excise duties to be levied on manufactured tobacco products.

        The directive established a fixed minimum rate of excise duty of €60 per thousand cigarettes, increasing to €64 per thousand cigarettes from July 2006, for the most popular price category of cigarettes in each E.U. member state. Spain, the only member state to be affected by the €60 minimum, has been granted a derogation to delay applying this minimum until January 2005. In addition, both Spain and Greece have been granted a derogation to delay applying the €64 minimum until January 2008.

        The E.U. accession countries will have to implement significant duty increases in order to comply with the minimum cigarette excise tax amounts. Therefore, accession countries have been given derogations, the longest being up to January 2010, before having to comply with the €64 per thousand cigarettes excise duty minimum.

        The directive also introduced annual increases, in July each year, to the minimum excise duty on roll-your-own tobacco in order to bring the duty on this product more closely into line with the minimum excise duty for cigarettes. The minimum E.U. excise duty on roll-your-own tobacco will, therefore, increase from either 30% of retail price or €24 per kilogram, up to 36% of retail price or €32 per kilogram by July 2004 across all E.U. member states.

        These increases in cigarette and roll-your-own tobacco minimum excise duty levels will have no effect on either the United Kingdom or Germany, where excise duty already exceeds these minimum rates.

C    Organizational Structure

Principal subsidiaries

        The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales

Name	Principal activity

Imperial Tobacco Limited	Manufacture, marketing and distribution of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla UK Limited	Manufacture of rolling papers in the United Kingdom

Incorporated overseas

Name and country of incorporation	Principal activity

Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and distribution of tobacco products in Belgium
Imperial Tobacco Agio GmbH, Germany	Marketing and distribution of tobacco products in Germany
Imperial Tobacco Australia Limited, Australia	Marketing and distribution of tobacco products in Australia
Imperial Tobacco France S.A., France	Marketing of tobacco products in France
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and distribution of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and distribution of tobacco products in the Republic of Ireland
John Player S.L., Spain	Marketing of tobacco products in Spain
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture of roll-your-own and pipe tobaccos and distribution of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Distribution of roll-your-own and pipe tobaccos]

        The principal partly owned subsidiaries of the group held throughout the year are shown below. All are unlisted unless otherwise indicated.

Incorporated overseas

Name and country of incorporation	Principal activity	% owned(2)

Dunkerquoise des Blends S.A., France	Tobacco processing	100
Societe Ivoirienne des Tabacs S.A.(3), Cote d'Ivoire	Manufacture, marketing and distribution of tobacco products in the Ivory Coast	73
Tobaccor S.A., France(1)	Holding company	86

(1)
Terms have been agreed for the remaining interest of Bolloré in Tobaccor to be acquired by December 31, 2005 and as a result 100% of the results and net assets have been included in the group consolidation from September 23, 2002 and a liability reflected in respect of the holders of the remaining shares.

(2)
Percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same.

(3)
Listed on the Cote d'Ivoire Stock Exchange

        In addition the company also wholly owns the following partnership, whose principal place of business is Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.

Name and country of Organization	Principal activity

Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of rolling papers and tubes in Germany

        The principal subsidiaries of the group, acquired or incorporated in connection with the acquisition of Reemtsma Cigarettenfabriken GmbH on May 15, 2002, all of which are unlisted, are shown below:

Incorporated overseas

Name and country of incorporation	Principal activity	% owned(2)

Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and distribution of tobacco products	100
CINTA Compagnie Indépendente des Tabacs S.A., Belgium	Marketing and distribution of tobacco products in Belgium	75
Reemtsma Cigarettenfabriken GmbH, Germany(1)	Manufacture, marketing and distribution of cigarettes in Germany and international distribution of cigarettes	90
OOO Reemtsma, Russia	Marketing and distribution of cigarettes in Russia	100
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products	100
Reemtsma Debreceni Dohánigyàr Kft, Hungary	Manufacture, marketing and distribution of cigarettes in Hungary	100
Reemtsma España S.A., Spain	Marketing and distribution of cigarettes in Spain	100
Reemtsma International Asia Services Ltd., China	Marketing of cigarettes in China	100
Reemtsma International Far East Pte. Ltd., Singapore	Marketing and distribution of cigarettes in South East Asia	100
Reemtsma International Praha spol s.r.o., Czech Republic	Marketing and distribution of cigarettes in the Czech Republic	100
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes	100
Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and distribution of cigarettes in Kyrgyzstan	99
Reemtsma Polska S.A., Poland	Manufacture, marketing and distribution of tobacco products in Poland	96
Reemtsma Ukraine, Ukraine	Marketing and distribution of cigarettes in Ukraine	100
Slovak International Tabac a.s., Slovakia	Manufacture, marketing and distribution of tobacco products in Slovakia	100
Tobaèna Ljubljana d.o.o., Slovenia(2)	Manufacture, marketing and distribution of tobacco products in Slovenia	69

(1)
An option agreement has been entered into which will enable the group to acquire the outstanding 10%. As a result of a profit pooling agreement with the holders of the outstanding 10%, the group has consolidated 100% of the results and net assets of Reemtsma.

(2)
Percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same with the exception of Tobaèna Ljubljana d.o.o., in which the group holds 99% of the voting rights.

        In addition the group also owns the following partnership, formed in connection with the acquisition of Reemtsma Cigarettenfabriken GmbH, whose principal place of business is Parkstrasse 51, 22605 Hamburg, Germany.

Partnerships

Name and country of Organization	Principal activity

Reemtsma Holding GmbH & Co KG, Germany	Holding investments in subsidiary companies

        The consolidated group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the company, none of the shares in the subsidiaries are held directly by Imperial Tobacco Group PLC.

D    Property, Plant and Equipment

        We own and operate factories, distribution warehouses and sales and customer services centers in the United Kingdom, Belgium, Canada, France, Germany, the Republic of Ireland, The Netherlands, Spain, Poland, Eastern Europe, Russia, Central and Southern Africa, Kyrgyzstan, Macedonia, Cambodia, Australia and New Zealand.

        All of our principal properties are freehold or long leasehold. We believe they are adequate for their purpose and substantially utilized in line with the nature and function of each property.

        In most instances our current facilities are operating below their maximum capacity. None of our properties are pledged as collateral.

	Principal Use	Size/Annual Capacity
Freehold
United Kingdom
Upton Road, Bristol	Group headquarters & registered office	42,700 sq. ft.
Winterstoke Road, Bristol	Factory—cigar manufacture	800 million cigars for manufacturing & 630 million cigars for packing
Boundary Lane, Liverpool	Factory—pipe, roll-your-own and snuff tobacco manufacture	6,000 tonnes for processing & 7,100 tonnes for packing
Triumph Road & Wollaton Road, Nottingham	Bonded warehouses	24,000 tonnes of leaf tobacco
Overseas
Baelen, Belgium	Factory—smoking tobacco manufacture & packing	5,250 tonnes for processing & 5,050 tonnes for packing
Wilrijk, Belgium	Factory, warehouse & offices—rolling paper manufacture	35.0 billion leaves
Bobo Dioulasso, Burkino Faso	Factory—cigarette manufacture	3.3 billion cigarettes
Bouaké, Côte d'Ivoire	Factory—cigarette manufacture	8.1 billion cigarettes
Dunkerque, France	Factory—cut rag production	7,000 tonnes of cut tobacco
Berlin, Germany	Factory—cigarette manufacture	28.0 billion cigarettes
Hamburg, Germany	Offices	220,635 sq. ft.
Langenhagen, Germany	Factory—cigarette manufacture	24.6 billion cigarettes
Trossingen, Germany	Factory—tube manufacture	16.0 billion tubes & tips
Debrecen, Hungary	Factory—cigarette & filter manufacture	5.8 billion cigarettes
Dublin, Republic of Ireland	Factory, warehouse & office—cigarette manufacture	2.0 billion cigarettes
Mullingar, Republic of Ireland	Factory—roll-your-own tobacco processing & packing	12,600 tonnes for processing & 10,800 tonnes for packing
Bishkek, Kyrgyzstan	Factory—cigarette manufacture	3.3 billion cigarettes
Skopje, Macedonia	Factory—cigarette manufacture	2.6 billion cigarettes
Antsirabe, Madagascar	Factory—cigarette manufacture	4.0 billion cigarettes
Joure, The Netherlands	Factory & offices—roll-your-own & pipe tobacco manufacture & packing	21,800 tonnes manufactured & 18,500 tonnes packed
Meppel, The Netherlands	Factory—roll-your-own & pipe tobacco packing	8,300 tonnes of tobacco
Wellington, New Zealand	Factory—cigarette & roll-your-own manufacture	3.0 billion cigarettes & 1,860 tonnes of tobacco
Tarnowo Podgórne, Poland	Factory—cigarette manufacture	14.6 billion cigarettes
Dakar, Senegal	Factory—cigarette manufacture	4.1 billion cigarettes
Továrenskcba, Slovakiá	Factory—cigarette manufacture	6.7 billion cigarettes
Ljubljana, Slovenia	Factory—cigarette manufacture	8.6 billion cigarettes
Kiev, Ukraine	Factory—cigarette manufacture	21.2 billion cigarettes
Leasehold
United Kingdom
Fourth Way, Bristol	Regional distribution center	93,000 sq. ft./2.2 billion cigarettes
Bull Close Road, Nottingham	Regional distribution center	195,000 sq. ft./5.8 billion cigarettes
Thane Road, Nottingham	Factory—cigarette manufacture	50.0 billion cigarettes
Treforest Estate, Pontypridd	Factory, warehouse & offices—rolling paper manufacture	24 billion leaves
Overseas
Volgograd, Russia	Factory—cigarette manufacture	16.5 billion cigarettes

        In Dublin, planning permission has been granted for a new cigarette manufacturing and packing facility. The transfer of production is expected to be completed by the end of calendar 2003, with processed tobacco being sourced from our Langenhagen factory in Germany.

        A major expansion of the Volgograd factory in Russia is underway, to meet increased market demand. The program involves building and primary and secondary equipment with a total cost of approximately €19 million, resulting in increased annual capacity from the current 16.5 billion cigarettes to 22.0 billion cigarettes by 2005.

Item 5:    Operating and Financial Review and Prospects

        You should read the following information in conjunction with our consolidated financial statements and the notes thereto included in this annual report. Our financial statements are prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. See note 29 of the notes to our consolidated financial statements for a description of the principal differences and additional disclosures applicable to us for each of the three fiscal years in the period ended September 28, 2002.

        The following discussion includes the results of operations of EFKA, Baelen, Mayfair, Tobaccor and Reemtsma from the dates on which they were acquired, and not for prior periods.

        In connection with the forward-looking statements that appear in the following information, you should carefully review the cautionary statements referred to in "Disclosure Regarding Forward-Looking Statements" and Item 3D: Risk Factors included in this annual report.

Factors Affecting Results of Operations

        Our acquisition of Reemtsma in May 2002 had a significant effect on both our turnover and costs. In addition, it had the effect of reducing the significance of our U.K. operations to the group, with U.K. turnover decreasing from 69% of total turnover in fiscal 2001 to 54% in fiscal 2002, and U.K. turnover less duty decreasing from 47% of total turnover less duty in fiscal 2001 to 34% in fiscal 2002. In terms of operating profit margin, the Reemtsma acquisition had the effect of increasing our margins in Germany and reducing our margins in the Rest of the World. Because the acquisition changed our international profile, we have changed the way in which we analyze our business on a geographical basis. We now analyze turnover, duty, operating profit and operating margin based on the following regions: the United Kingdom, Germany, Other Western Europe, and the Rest of the World. We have restated our results for prior fiscal years to reflect this new analysis and have also allocated overheads on a more appropriate basis. Because our financial results for fiscal 2002 only include the results for Reemtsma for the period from May 15, 2002 to September 28, 2002, we expect that the acquisition will continue to impact our financial results significantly in fiscal 2003, the first year that will include Reemtsma for a full fiscal year.

  Definitions of Terms

        The following are definitions of the main terms used in Item 5A: Operating Results.

  Turnover

        Turnover represents the amount charged to customers in respect of goods supplied, excluding VAT but including excise duty. In accordance with U.S. GAAP, we recognize turnover upon shipment of products to customers when title and risk of loss pass to our customers.

  Duty

        Increases in duty are driven both by increases in turnover and by increases in the rates of duty in the jurisdictions in which we operate.

  Operating Profit

        Operating profit represents turnover less duty and costs and overheads less other income. Operating profit is driven largely by changes in turnover, but is also affected by increases in the rate of duty. In addition, during the period under review operating profit has been adversely affected by increased amortization of goodwill and by exceptional items, both resulting from acquisitions.

  Operating Margin

        Operating margin is calculated as operating profit after adjusting for amortization and exceptional items as a percentage of turnover excluding duty.

  U.K. Market Factors

        The U.K. cigarette market has been adversely impacted by the effect of excise duty increases, government funded anti-smoking campaigns, heightened public awareness of smoking-related health concerns and increasing governmental regulation. To date, we have been able to mitigate the impact of these through price increases to consumers. Future excise duty increases, changes in public smoking habits and restrictions on production, design, sales, distribution and marketing activities could have a material negative impact on our future operating revenues, although this impact is not currently quantifiable. Any future decline in the U.K. market may not be wholly offset by increased sales in the other operating regions. For a discussion of the size and trends in the U.K. tobacco market and taxation in that market, see Item 4B: Business Overview—Market Background and Environment.

        Other factors which influence the results of our U.K. operations include our share of the U.K. market (which is discussed in Item 4B: Business Overview—Business Operations) and our ability to pass on price increases to consumers. Manufacturers' own price increases have been a feature of the U.K. market for several years and have been possible because of the high specific tax component in the overall retail price of tobacco products, currently approximately 79% of the retail price of premium-priced cigarettes. This de-emphasizes the impact of manufacturer's own price increases on consumers. For example, based on the current duty and price structure, a 10% increase in the price (excluding duty) of premium-priced cigarettes would result in only an approximate 3.3% increase in the retail price of premium-priced cigarettes, including duty. An increase of 7p per pack of 20 cigarettes of our premium-priced brands was achieved in September 2002.

        Duty increases in the U.K. government's budget announcements affect the annual pattern of our turnover, cash flows, inventory stock and debt levels. In recent years, a significant proportion of our annual U.K. inventory movements, on which excise duty is levied, have occurred in the month preceding the budget announcement or implementation of the budget increase as customers have sought to avoid the expected duty increases by acquiring inventories of tobacco products at pre-budget prices. Any change in the timing of the budget announcement could have a material impact on our turnover, cash flows, inventory stock and debt levels in the year in which it occurs or in the year following such change. On November 9, 1999, the U.K. Chancellor of the Exchequer announced the U.K. government's intention to introduce the compulsory marking of U.K. duty-paid cigarettes and roll-your-own tobacco from early in 2001. In addition, restrictions on cigarette sales volumes have been introduced in order to limit the opportunity for the tobacco trade to benefit from stock profits on duty paid inventories. This has had a material impact on the monthly pattern of our turnover, cash flow, inventory movements and net debt levels although on an annual basis there is little impact, other than the average level of our net debt. The latest U.K. budget announcement was made on April 17, 2002, when the U.K. government increased duty by approximately 6p per pack of 20 premium-priced cigarettes with immediate effect. The next U.K. budget announcement is expected to be made in March 2003.

        Government regulation can also affect our results of operations in certain ways. For example, the European Union passed a directive on the manufacture, presentation and sale of tobacco products in 2001 which requires much larger health warnings on all tobacco products, bans the use of product descriptors such as "lights" and "mild", and requires manufacturers to disclose details of ingredients and their purpose. The implementation of this directive will require the rebranding of certain of our brands and one-time packaging costs. Other regulations restrict the types of media and forms of advertising of our products which may require us to enter into different advertising, marketing or sponsorship arrangements than we would otherwise contemplate. For a detailed discussion of the regulatory environment in which we operate, see Item 4B: Business Overview—Regulation.

        The sale of tobacco and tobacco-related products in international markets is an increasingly important part of our operations. In the 2000, 2001 and 2002 fiscal years, 49%, 53% and 66% of our turnover (excluding duty), and 38%, 43% and 51% of our operating profit (excluding exceptional items and amortization), respectively, were in non-U.K. markets. For a detailed discussion of our performance in the other markets, see Item 5A: Operating Results—Trading Performance.

  Critical Accounting Policies

        Our significant accounting policies are set out on pages F-6 to F-7 of the consolidated financial statements and conform with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements our management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

  Impairment of goodwill, other intangible assets and other long-lived assets

        In the U.K. GAAP financial statements, we amortize purchased goodwill arising since August 1, 1998 over its estimated economic life on a straight line basis subject to a maximum of 20 years. Previously all goodwill was written off against reserves in the period of acquisition. Unexpected future events may evidence an economic life less than this period in which case a higher amortization charge would be made in those future financial statements as a result of this shorter life. Intangible assets and other long-lived assets are amortized or depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Due to the long lives of such assets, changes to the estimates used can result in significant variations in the carrying value.

        We assess the impairment of identifiable intangibles and long-lived assets and related goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

  •
  significant underperformance relative to expected historical or projected future operating results;

  •
  significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

  •
  significant negative industry or economic trends.

        Where there is evidence of a potential impairment to the carrying value of long lived assets, we undertake an estimation of the fair value of that long-lived asset in accordance with the approach set out in FRS 11. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates. Estimates are used in deriving these cash flows and the discount rate.

        For U.S. GAAP purposes, goodwill arising on acquisitions prior to July 1, 2001, and all intangible assets are amortized over their estimated useful lives. Goodwill arising on acquisitions after July 1, 2001 is not subject to amortization, but instead is subject to an annual impairment review. Following the adoption of SFAS 142 "Goodwill and Intangible Assets" on October 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets will no longer be subject to amortization. The company will be required to review goodwill and long-lived intangible assets at least annually for impairment in accordance with this standard, which will involve the use of management estimates in the valuation of these assets. We expect that this will increase the difference in our results under U.K. GAAP and U.S. GAAP in the future as a result of the different treatment accorded to goodwill arising from the Reemtsma acquisition, which resulted in goodwill under U.K. GAAP of £3,209 million and under U.S. GAAP of £1,562 million.

        Amortization has increased in each fiscal year during the period under review as a result of our acquisitions of new businesses.

        We have not recognized any impairments during the periods presented in the consolidated financial statements included in this annual report.

  Legal proceedings

        The group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the group's lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the group. Consequently, we have not provided for any amounts in the consolidated financial statements.

        For additional information about litigation in our main markets, please see Item 4B: Business Overview—Legal environment.

  Derivative Financial Instruments

        The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under U.K. GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. All current derivative financial instruments qualify for hedge accounting under U.K. GAAP. U.S. GAAP requires the group to record all derivatives on the balance sheet at fair value. The group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly under U.S. GAAP movements in the fair values of derivatives are recorded in the profit and loss account.

  Pensions and Other Post Retirement Benefits

        Costs relating to the various pension schemes operating within the group are accounted for using methods that rely on actuarial estimates and assumptions to arrive at costs and liabilities for inclusion in the accounts. Whilst management believe that the actuarial assumptions are appropriate, any significant changes to those used could materially affect both our balance sheet and profit and loss account.

A    Operating Results

Results of Operations

        The following table gives certain information regarding our results of operations under U.K. GAAP for the periods listed below.

        Acquisitions have been included in our consolidated profit and loss from the following dates:

Acquisition	Date included
Baelen group	September 29, 2000
EFKA group	October 2, 2000
Mayfair	December 8, 2000
Tobaccor group	75% from March 30, 2001 and 100% from September 23, 2002
Lao Tobacco	February 6, 2002
Reemtsma group	May 15, 2002

	Fiscal Year
	2000(4)	2001(4)	2002
	£	£	£
	(millions, except percentages)
Turnover including duty(1)
United Kingdom	3,551	4,053	4,486
Germany	99	157	1,139
Other Western Europe	884	975	1,190
Rest of the World(2)	686	733	1,481
Total	5,220	5,918	8,296
Duty
United Kingdom	2,885	3,362	3,722
Germany	55	95	865
Other Western Europe	518	546	695
Rest of the World	462	441	795
Total	3,920	4,444	6,077
Turnover excluding duty
United Kingdom	666	691	764
Germany	44	62	274
Other Western Europe	366	429	495
Rest of the World(2)	224	292	686
Total	1,300	1,474	2,219
Costs and overheads less other income	740	870	1,616
Operating profit
United Kingdom	351	353	390
Germany	10	10	67
Other Western Europe	153	193	217
Rest of the World(2)	54	63	115

	568	619	789
Exceptional items and amortization	(8)	(15)	(186)
Total	560	604	603
Operating margin(3)
United Kingdom	52.7%	51.1%	51.0%
Germany	22.7%	16.1%	24.5%
Other Western Europe	41.8%	45.0%	43.8%
Rest of the World	24.1%	21.6%	16.8%
Total	43.7%	42.0%	35.6%

(1)
Turnover represents the amount charged to customers in respect of goods supplied, exclusive of VAT but inclusive of excise duty.

(2)
Includes sales to duty-free markets.

(3)
Operating profit pre-amortization and pre-exceptional items as a percentage of turnover excluding duty.

(4)
The comparative amounts for the 2000 and 2001 fiscal years have been adjusted to reflect both the new segments and a more appropriate ongoing basis of overhead allocation.

Fiscal 2002 vs Fiscal 2001

  Turnover including duty

        Turnover including duty increased by 40.2% to £8,296 million in fiscal 2002 from £5,918 million in fiscal 2001.

        This increase was principally due to the acquisition of the Reemtsma group on May 15, 2002. Excluding Reemtsma, group turnover including duty increased by 10.6% to £6,544 million in fiscal 2002, of which £214 million represents a full year's contribution from Tobaccor.

        In the United Kingdom, turnover including duty increased by 10.7% to £4,486 million in fiscal 2002 compared to £4,053 million in fiscal 2001. In fiscal 2002, the main factors affecting the increase in U.K. turnover including duty were as follows:

  •
  increases in U.K. government duty in March 2001 and April 2002;

  •
  manufacturer's own price increases of 6p per pack of cigarettes on our premium-priced brands in September 2001; and

  •
  a significant increase in our market share, which rose from an average of 39.7% in fiscal 2001 to 42.9% in fiscal 2002. This increase in market share has coincided with a more stable U.K. duty paid market, which increased in size for the first time in many years.

        In Germany, turnover including duty was £1,139 million in fiscal 2002 compared to £157 million in fiscal 2001. This is as a result of the purchase of the Reemtsma group, whose principal market is Germany. Excluding the Reemtsma acquisition turnover including duty increased by 45.9% to £229 million in fiscal 2002 from £157 million in fiscal 2001. This increase is principally due to a full year of distributing new Imperial Tobacco products to the German market.

        In Other Western Europe, turnover including duty increased by 22.1% to £1,190 million in fiscal 2002 compared to £975 million in fiscal 2001. In fiscal 2002, the main factors affecting the increase in turnover including duty were as follows:

  •
  the acquisition of Reemtsma, which accounted for £186 million or 86.5% of the £215 million increase; and

  •
  increased market share in France, the Republic of Ireland and on European ferries and the Eurotunnel markets.

        In Rest of the World, turnover including duty increased by 102.0% to £1,481 million in fiscal 2002 compared to £733 million in fiscal 2001. This is principally due to the acquisition of Reemtsma, which has a strong presence in Central and Eastern Europe and other emerging markets.

        Excluding the Reemtsma acquisition, turnover including duty in the Rest of the World increased by 19.2% to £874 million in fiscal 2002. The main factors affecting the increase were as follows:

  •
  the impact of a full year's results of Tobaccor, which operates in Africa; and

  •
  increased market share in Australia and New Zealand.

  Turnover excluding duty

        Turnover excluding duty increased in the year by 50.5% to £2,219 million in fiscal 2002 compared to £1,474 million in fiscal 2001, driven largely by the Reemtsma acquisition. Excluding Reemtsma, group turnover excluding duty increased 11.6% to £1,645 million in fiscal 2002 from £1,474 million in fiscal 2001.

        In the United Kingdom, turnover excluding duty increased by 10.6% to £764 million in fiscal 2002 compared to £691 million in fiscal 2001. In fiscal 2002, the main factors affecting the increase in turnover excluding duty are outlined above, with the exception of the increase in U.K. government duty.

        In Germany, turnover excluding duty was £274 million in fiscal 2002 compared to £62 million in fiscal 2001. This is as a result of the purchase of the Reemtsma group, whose principal market is Germany. Excluding the Reemtsma acquisition turnover excluding duty increased by 11.3% to £69 million in fiscal 2002 from £62 million in fiscal 2001.

        In Other Western Europe turnover excluding duty increased by 15.4% to £495 million in fiscal 2002 compared to £429 million in fiscal 2001. In fiscal 2002, the increase in turnover excluding duty was driven largely by the same factors leading to the increase in turnover including duty outlined above. Excluding the Reemtsma acquisition, turnover excluding duty in Other Western Europe increased by 4.2% to £447 million in fiscal 2002.

        In Rest of the World, turnover excluding duty increased by 134.9% to £686 million in fiscal 2002 compared to £292 million in fiscal 2001. This is principally due to the acquisition of Reemtsma, which has a very strong presence in Central and Eastern Europe and other emerging markets.

        Excluding the Reemtsma acquisition, turnover excluding duty in the Rest of the World increased by 27.4% to £372 million in fiscal 2002. The increase was driven largely by the same factors leading to the increase in turnover including duty outlined above.

  Operating profit

        Operating profit decreased by 0.2% to £603 million in fiscal 2002 from £604 million in fiscal 2001. This marginal decline reflects a reduction in duty as a percentage of turnover (73.2% in fiscal 2002 compared to 75.1% in fiscal 2001), offset by an increase in costs and overhead less other income as a percentage of turnover (19.5% in fiscal 2002 compared to 14.7% in fiscal 2001). The relative reduction of duty reflects the decreased significance of our U.K. operations (where duty is higher) to the group's results following the Reemtsma acquisition. The increase in costs and overheads was driven largely by exceptional restructuring costs of £103 million in fiscal 2002, principally reorganization costs to integrate Reemtsma within the group's existing businesses, and goodwill amortization of £83 million in fiscal 2002 compared to £15 million in fiscal 2001, reflecting amortization of goodwill incurred in connection with the acquisition of businesses, including Reemtsma and Tobaccor. Excluding exceptional and amortization costs, operating profit increased by 27.5% to £789 million in fiscal 2002 compared to £619 million in fiscal 2001. The analysis by region below excludes amortization and exceptional items.

        In the United Kingdom, operating profit increased by 10.5% to £390 million in fiscal 2002 compared to £353 million in fiscal 2001. This increase was in line with the 10.7% increase in U.K. turnover and reflected the benefits of price increases, increased market share (as described under "Turnover including duty" above), and the growth in the U.K. duty paid market. The initial contribution from the Philip Morris distribution contracts in the United Kingdom resulted in an operating profit of £17 million in fiscal 2002.

        In Germany, operating profit increased by £57 million to £67 million in fiscal 2002 from £10 million fiscal 2001. Of this £57 million increase in operating profit, £54 million resulted from the acquisition of Reemtsma.

        In Other Western Europe, operating profit increased by 12.4% to £217 million in fiscal 2002 compared to £193 million in fiscal 2001. This increase reflected increases in turnover including duty, as described above, offset by increases in duty, which grew at a faster rate.

        In Rest of the World, operating profit increased by 82.5% to £115 million in fiscal 2002 compared to £63 million in fiscal 2001. The main factors affecting this increase are the acquisition of Reemtsma and the full year effect of the Tobaccor acquisition in fiscal 2001.

  Operating margins

        Operating margins decreased to 27.2% in fiscal 2002 from 41.0% in fiscal 2001. This decrease was largely due to the amortization and exceptional items as described under "Operating profit" above. After adjusting for amortization and exceptional items, operating margins decreased to 35.6% in fiscal 2002 from 42.0% in fiscal 2001. This reduction reflects the full year results of Tobaccor and the acquisition of Reemtsma, both of which have operations in regions with lower market profitability.

        In the United Kingdom, operating margins, excluding amortization and exceptional items, fell marginally to 51.0% in fiscal 2002, compared to 51.1% in fiscal 2001, reflecting the stability in the U.K. duty paid market during the year.

        In Germany, operating margins, excluding amortization and exceptional items, increased to 24.5% in fiscal 2002 from a 16.1% margin in fiscal 2001. This reflects the higher operating margins of Reemtsma of 26.0%, alongside the lower margin existing Imperial Tobacco business that combines high margin roll-your-own tobacco and low margin private label cigarette sales.

        In Other Western Europe, operating margins, excluding amortization and exceptional items, reduced to 43.8% in fiscal 2002 from 45.0% in fiscal 2001. This reflects the combination of the lower Reemtsma operating margins with the existing higher Imperial Tobacco margins, in particular roll-your-own tobacco.

        In Rest of the World, operating margins, excluding amortization and exceptional items, reduced to 16.8% in fiscal 2002 from 21.6% in fiscal 2001. This reflects the combination of the lower margin Reemtsma business in this region, together with the effects of business forgone in Eastern Europe and investment in Asia Pacific.

Fiscal 2001 vs Fiscal 2000

  Turnover including duty

        Turnover including duty increased by 13.4% to £5,918 million in fiscal 2001 from £5,220 million in fiscal 2000.

        In the United Kingdom, turnover including duty increased by 14.1% to £4,053 million in fiscal 2001 compared to £3,551 million in fiscal 2000. In fiscal 2001, the main factors affecting the increase in turnover including duty were as follows:

  •
  increases in U.K. government duty in March 2000 and March 2001;

  •
  manufacturer's own price increases of 5p per pack of 20 cigarettes on our premium-priced brands in January 2001 and a further 6p per pack in September 2001;

  •
  a significant increase in our market share, which rose from an average of 37.8% in fiscal 2000 to 39.7% in fiscal 2001. At the end of fiscal 2001, we led the market with a share of 41.4% in respect of our own brands. This increase in market share more than compensated for the decline in the overall U.K. duty paid cigarette market; and

  •
  the acquisition of the Mayfair cigarette vending business from TM Group in December 2000.

        In Germany, turnover including duty increased by 58.6% to £157 million in fiscal 2001 compared to £99 million in fiscal 2000. The EFKA acquisition contributed £22 million in fiscal 2001. The remaining increase is due to the introduction of new products into the German market in fiscal 2001.

        In Other Western Europe, turnover including duty increased by 10.3% to £975 million in fiscal 2001 compared to £884 million in fiscal 2000. In fiscal 2001, our most recently established trading division in Southern Europe increased cigarette volumes by 29% and roll-your-own volumes by 51%. Elsewhere in Other Western Europe, in the retail travel sector and markets of Belgium and Luxembourg, we benefited from price increases, which more than compensated for lower volumes. Turnover growth also reflected duty increases across Other Western Europe.

        In Rest of the World, turnover including duty increased by 6.9% to £733 million in fiscal 2001 compared to £686 million in fiscal 2000. This increase was principally due to the Tobaccor acquisition in fiscal 2001.

  Turnover excluding duty

        Turnover excluding duty increased by 13.4% to £1,474 million in fiscal 2001 from £1,300 million in fiscal 2000, reflecting increases in all regions, particularly Other Western Europe and Rest of the World.

        In the United Kingdom, turnover excluding duty increased by 3.8% to £691 million in fiscal 2001 compared to £666 million in fiscal 2000. In fiscal 2001, the main factors affecting the increase in turnover excluding duty are outlined above, with the exception of the increase in U.K. government duty.

        In Germany, turnover excluding duty increased by 40.9% to £62 million in fiscal 2001 compared to £44 million in fiscal 2000. This increase was driven principally by the EFKA acquisition, which contributed £22 million in fiscal 2001.

        In Other Western Europe, turnover excluding duty increased by 17.2% to £429 million in fiscal 2001 compared to £366 million in fiscal 2000. The increase was attributable to the Baelen and EFKA acquisitions and price increases and improved sales in markets with a more favorable price structure, which more than offset the reduced sales in markets with a less favorable price structure.

        In Rest of the World, turnover excluding duty increased by 30.4% to £292 million in fiscal 2001 compared to £224 million in fiscal 2000. The increase was attributable to the purchase of Tobaccor in fiscal 2001.

  Operating profit

        Operating profit increased by 7.9% to £604 million in fiscal 2001 from £560 million in fiscal 2000, driven by increases in Other Western Europe and, to a lesser extent, Rest of the World. The analysis by region below excludes amortization. There were no exceptional items in fiscal 2001 and fiscal 2000.

        In the United Kingdom, operating profit increased by 0.6% to £353 million in fiscal 2001 compared to £351 million in fiscal 2000. This movement was against a backdrop of a declining cigarette market, which averaged 55 billion cigarettes in fiscal 2001 compared to 58 billion in fiscal 2000, the effects of downtrading, the anticipated reduction in stock profits as a result of previously announced changes in HM Customs & Excise regulations and reorganization costs of £2 million relating to the acquisition of Mayfair.

        The benefits of two price increases, increased market share (as described under "Turnover including duty" above), and the release of a marketing provision of £9 million relating to cigarette coupons, largely offset these adverse items.

        In Germany, operating profit was £10 million in both fiscal 2001 and fiscal 2000, as the increase in turnover excluding duty was matched by increases in costs and overheads.

        In Other Western Europe, operating profit increased by 26.1% to £193 million in fiscal 2001 compared to £153 million in fiscal 2000. The increase was attributable to the Baelen and EFKA acquisitions and improved sales in markets with more favorable price and margins, which more than offset the reduced sales in markets with less favorable price and margins.

        In Rest of the World, operating profit increased by 16.7% to £63 million in fiscal 2001 compared to £54 million in fiscal 2000. The increase was mainly as a result of the Tobaccor acquisition in fiscal 2001.

  Operating margins

        Operating margins, excluding amortization and exceptional items, decreased to 42.0% in fiscal 2001 from 43.1% in fiscal 2000. This decrease was mainly attributable to a reduction in operating margins in the United Kingdom as discussed below.

        In the United Kingdom, operating margins, excluding amortization and exceptional items, fell to 51.1% in fiscal 2001, compared to 52.7% in fiscal 2000, reflecting the reduction in stock profit and the acquisition of the business assets of Mayfair, a lower margin vending business, which were, in turn, partially offset by the effect of the release of the provision relating to the coupon redemption scheme, which was no longer required, and continued production cost savings.

        In Germany, despite operating profit remaining unchanged at £10 million, operating margins, excluding amortization and exceptional items, decreased to 16.1% in fiscal 2001 compared to 22.7% in fiscal 2000 due to increases in costs and overheads.

        In Other Western Europe, operating margins, excluding amortization and exceptional items, increased to 45.0% in fiscal 2001 compared to 41.8% in fiscal 2000. This reflects the price increases made during the year and continued production cost savings, partly offset by an increase in advertising and promotion expenditure and infrastructure costs.

        In Rest of the World, operating margins, excluding amortization and exceptional items, decreased to 21.6% in fiscal 2001 compared to 24.1% in fiscal 2000. This movement is mainly as a result of the lower margin Tobaccor business, an increase in advertising and promotion expenditure and infrastructure costs in relation to emerging markets.

Interest

        The group's interest charge, before exceptional finance charges, of £147 million (2001: £110 million; 2000: £110 million) comprised £52 million in relation to the acquisition of Reemtsma completed on May 15, 2002 and £95 million in respect of the funding of the rest of the group during fiscal 2002. Compared to fiscal 2001, our interest charge, excluding Reemtsma, has decreased by £15 million as the cash flow generation of the business and the impact of lower interest rates more than offset the incremental interest charge of £5 million for the Tobaccor acquisition. Our average cost of debt in fiscal 2002 was 5.7% (2001: 6.4%; 2000: 6.0%) reflecting decreases in underlying market rates. Interest cover, before amortization and exceptional items, was 5.4 (2001: 5.6; 2000: 5.1).

        In addition, there was an exceptional financing charge in fiscal 2002 relating to the write-off of £45 million of bank fees associated with the short-term bridging loan for the Reemtsma acquisition; this was partly offset by a £12 million foreign exchange gain resulting from the hedging arrangements to exchange the sterling proceeds of our two-for-five discounted rights issue into euros.

Taxation

        The tax charge for the year was £140 million, representing an effective tax rate of 27.7% (2001: 27.3%; 2000: 27.7%) on profit before non-deductible amortization. The group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain for the foreseeable future.

Impact of Foreign Currency Fluctuations

        We are exposed to movements in exchange rates for trading in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts.

        For additional information about our exposure to currency fluctuations, see Item 11: Quantitative and Qualitative Disclosures about Market Risk—Exposure to currency fluctuations.

B    Liquidity and Capital Resources

        We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at September 28, 2002, approximately 9% of our net debt, including deferred consideration, was denominated in pounds sterling, 88% in euro and the remaining 3% in other currencies. This compares with the position as at September 29, 2001, when approximately 30% of our net debt was denominated in pounds sterling, 63% in euro and the remaining 7% in other currencies. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates. We manage our exposure to interest rate changes through our financing activities and, where appropriate, through the use of derivative financial instruments, such as interest rate swaps, cross currency swaps and caps.

  Cash flows

        In fiscal 2002, the group generated £778 million (2001: £600 million; 2000: £423 million) of operating cash flow after net capital expenditure, representing a cash conversion rate of 99% (2001: 97%; 2000: 74%) on adjusted operating profit, in line with our normal rate of conversion. Net capital expenditure of £46 million (2001: £38 million; 2000: £47 million) was consistent with the level of ongoing asset replacements in the group, after allowing for £6 million of expenditure at Reemtsma in the four and a half months since acquisition. The impact of the acquisition of Reemtsma is reflected in the acquisition and financing cash flows.

        Net cash generated by operating activities was £824 million in fiscal 2002, £638 million in fiscal 2001 and £470 million in fiscal 2000. The fiscal 2002 cash inflow from operating activities represented 137% of operating profit. The cash inflow from operating activities after net capital expenditure represented 99% of operating profit, excluding amortization and exceptional items, in fiscal 2002 compared to 97% in fiscal 2001. Net capital expenditure in fiscal 2002 of £46 million reflected replacement expenditure following ongoing increased investment by the group. Other significant cash outflows during fiscal 2002 included investment in acquisitions (£3,176 million), interest (£153 million) and taxation payments (£157 million). Taxation payments were £17 million higher than the tax charge because of the acceleration of the payment of U.K. corporation tax, following the U.K. government's requirement for payments on account.

        In fiscal 2001, net cash inflow from operating activities represented 106% of operating profit of £604 million, an increase of 22% on the unusually low rate in fiscal 2000. Net capital expenditure in fiscal 2001 of £38 million reflected replacement expenditure following ongoing increased investment by the group. Other significant cash outflows during fiscal 2001 included investment in acquisitions (£261 million), interest (£157 million) and taxation payments (£154 million).

        In fiscal 2000, net cash inflow from operating activities represented 84% of operating profit of £560 million. This lower conversion rate of operating profits into cash inflow from operating activities was mainly the result of investment in stocks, both leaf stocks, where we increased holdings to take advantage of lower prices, and higher finished goods stocks in line with the growth in our international business. Adding fiscal 2000 to fiscal 1999, where the conversion rate of operating profits into cash inflow from operating activities was above normal, results in a conversion rate of 101%, which more fairly represents the ongoing cash generative capability of the business.

        Net cash outflows from returns on investments and servicing of finance were £156 million in fiscal 2002 compared with £160 million in fiscal 2001 and £82 million in fiscal 2000. Net interest paid in fiscal 2002 was £6 million greater than the interest charge (excluding exceptional finance charges) mainly due to the timing of interest payments on our outstanding euro bonds and U.S. dollar bonds. Similarly, net interest paid in fiscal 2001 was £47 million higher than the net interest charge because of the timing of interest payments on the euro bond and U.S. dollar bond.

        Net cash outflows from acquisitions and disposals were £3,176 million, £261 million and £3 million in the 2002, 2001 and 2000 fiscal years, respectively. In fiscal 2002, we acquired the Reemtsma group for a final consideration of £3.0 billion (net of £0.4 billion of liquid assets acquired).

        As discussed in this annual report, our strategy includes international expansion through tobacco and tobacco-related acquisitions. We continue to actively identify, review and consider potential acquisition opportunities outside the United Kingdom, some of which could be significant and require external funding.

        We incurred tangible fixed asset expenditure of £52 million, £44 million, and £49 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. The increase between fiscal 2002 and fiscal 2001 was largely due to £9 million of expenditure by Reemtsma in the four and a half months since acquisition.

        There are restrictions on the practical ability of some of our subsidiaries to transfer funds out of the country in which they operate. Exchange controls, relating to physical cash movements, operate in many countries in Central and Eastern Europe and in parts of Asia, which prevent us from transferring funds or, where it is possible to do so, a local tax is normally incurred. However, these restrictions do not have a material impact on our ability to meet our cash obligations.

        We believe that the cash flow generated from our operations, together with amounts available under our existing bank and credit facilities, are sufficient to fund our working capital needs, our anticipated capital expenditure and the servicing of our debt.

        The group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives under U.S. GAAP, where permitted, and accordingly, movements in the fair value of derivatives are recorded in the profit and loss account. See note 29 of the notes to our consolidated financial statements, included elsewhere in this annual report, for a summary of significant differences between U.S. GAAP and U.K. GAAP.

  Financing facilities

        The financing of the group changed significantly during fiscal 2002, as a result of the acquisition of Reemtsma on May 15, 2002. At the time of the acquisition, we refinanced all of our borrowings except our U.S.$600 million global bond (issued by Imperial Tobacco Overseas B.V. and guaranteed by us and by Imperial Tobacco Limited); our €1 billion Eurobond and various private placements issued from our Euro Medium Term Note program. We also cancelled our €1 billion euro commercial paper and U.S. $1 billion U.S. commercial paper programs, following a ratings downgrade to P3 from Moody's.

        The acquisition financing comprised a €5.5 billion syndicated bank facility, a 60 day £983 million subordinated bridge facility and £1 billion of equity funding raised from our rights issue in April 2002.

        The £1 billion equity issue was announced on March 7, 2002. It consisted of a two-for-five discounted rights issue of 208 million ordinary shares at 480 pence per share. The issue was priced at a 47% discount to the closing price of our ordinary shares on March 6, 2002. 97.38% of rights were taken up, and the remainder were sold on the open market. The proceeds raised were swapped into euro to finance the acquisition.

        The senior facility agreement for €5.5 billion and £250 million dated March 7, 2002 was between, among others, Imperial Tobacco Finance PLC, Imperial Tobacco and the Royal Bank of Scotland plc. The facilities comprised a 364 day revolving credit facility of up to €2.1 billion, with an option to extend the maturity to a date falling 18 months after the date of the agreement, a three year term loan facility of €1.4 billion, a five year revolving credit facility of up to €1.39 billion, a five year revolving credit facility of €0.61 billion, initially to be drawn in the form of one or more guarantees in respect of the payments due for the shares covered by the option agreement and an approximately four-month term loan facility for £250 million. The rate of interest is LIBOR (or EURIBOR, for advances in euro) plus a margin determined by reference to the long-term credit rating of Imperial Tobacco. The initial margin was 1.75%. The obligations of Imperial Tobacco Finance PLC were guaranteed by Imperial Tobacco and Imperial Tobacco Limited on a continuing basis and extended to the ultimate balance of all sums payable by Imperial Tobacco Finance plc under the facility agreement.

        The subordinated bridge facility agreement dated March 7, 2002 was entered into by, among others, Imperial Tobacco, ABN AMRO Bank N.V., Deutsche Bank AG London and Morgan Stanley Senior Funding, Inc. This was a 60 day £983 million facility with the rate of interest of LIBOR plus a margin of 0.75%. The rights of the bridge facility providers against Imperial Tobacco were subordinated to the rights of the lenders under the senior facility agreement against Imperial Tobacco in its capacity as guarantor. This facility was not actually drawn and was cancelled before its maturity date.

        Following a substantial reduction in the amounts outstanding under the senior facility agreement mainly as a result of refinancing under the Euro Medium Note Program, we entered into a new senior facility agreement on December 17, 2002. Parties to the new facility agreement included, among others, Imperial Tobacco Finance PLC, Imperial Tobacco, Imperial Tobacco Limited and HSBC Bank plc. The facilities comprised a €600 million committed 364 day revolving credit facility with a term out and extension option to extend the maturity to a date falling 24 months after the date of the agreement, a €290 million committed three year revolving credit facility, a €610 million committed three year revolving credit and guarantee facility, a €900 million committed five year revolving credit facility, a five year uncommitted facility in a maximum amount of £400 million and a €150 million committed five year swingline facility. Proceeds drawn down under the facilities were used to repay in full all outstanding loans under the original senior facility agreement, the commitments under which have been cancelled. All guarantees issued in respect of the payments due for the shares covered by the option agreement were adopted under this new facility.

        The rate of interest under the new committed senior facilities (other than the swingline facility) is LIBOR (or EURIBOR, for advances in euro) plus a margin determined by reference to the leverage ratio of Imperial Tobacco. The initial margin was 0.85%. The obligations of Imperial Tobacco Finance PLC are guaranteed by Imperial Tobacco and Imperial Tobacco Limited on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC under the facility agreement.

        On May 10, 2002, we increased the size of our Euro Medium Term Note Program, from €2 billion to €6 billion, with fourteen banks in the dealer group.

        On June 6, 2002 we utilized the Euro Medium Term Note Program to issue a three-tier €2.8 billion dual currency bond. This comprised a £350 million ten year 6.875% fixed rate pounds sterling denominated bond, which was swapped from fixed interest rate pounds sterling to floating rate euros; a €1.5 billion five year 6.25% fixed rate euro denominated bond and a €750 million three year 5.75% fixed rate euro denominated bond, both of which were swapped from fixed to floating euro interest rates. The proceeds from these bond issues were used to refinance the €2.1 billion 364-day bank facility and half of the €1.4 billion three year term loan. This enabled the margin on our remaining bank debt to fall to 1.5%.

        In August 2002, again utilizing the Euro Medium Term Note Program, we issued two additional private placements. Mainly using the proceeds from these issues, along with cash surpluses, we repaid the remaining €0.7 billion three year bank term loan. This enabled the margin on the remaining bank debt to fall to 1.25%.

        As at February 12, 2003, our issuance of notes under our €6 billion Euro Medium Term Note Program were as follows:

Issue date	Amount (in millions)	Annual Interest Rate(1)		Maturity	Type
September 27,1999	€650	6.375%		September 27, 2006	Public
December 13,1999	€100	6.375%		September 27, 2006	Public
September 29, 2000	£50	7.44%		September 29, 2004	Private
September 29, 2000	£10	7.44%		September 29, 2004	Private
October 9, 2000	€150	6.0%		October 9, 2003	Private
November 7, 2000	£6	LIBOR + 0.45%		March 3, 2003	Private
December 20, 2000	£40	7.44%		September 29, 2004	Private
December 20, 2000	£40	7.44%		September 29, 2004	Private
February 15, 2001	€250	6.375%		September 27, 2006	Public
March 15, 2001	€250	5.375%		March 15, 2004	Private
June 6, 2002	€750	5.75%		June 6, 2005	Public
June 6, 2002	€1,500	6.25%		July 6, 2007	Public
June 6, 2002	€350	6.875%		June 13, 2012	Public
August 8, 2002	£100	6.0%		November 8, 2004	Private
August 8, 2002	€100	EURIBOR + 0.85	%(2)	February 9, 2004	Private

(1)
Before interest and cross currency swaps (where applicable).

(2)
Floating Rate Note.

        We have given undertakings and financial covenants in respect of our business and financial position within these committed bank facilities at levels which we do not believe will impede the future development of our business. In addition, a change of control of Imperial Tobacco Group PLC would entitle the lending banks to require the facilities to be repaid in full.

        In addition to the £400 million uncommitted revolving credit facility mentioned above, we also have a number of bilateral uncommitted bank facilities provided by various banks. As of September 28, 2002, these totaled £250 million, none of which had been drawn down. These bank facilities have no set borrowing terms but depend on agreement as to rates on the day of draw-down.

        Note 15(v) of our consolidated financial statements included in this annual report shows details of the maturity profile of our committed and uncommitted borrowings as at September 28, 2002.

        For further details of our funding and treasury policy, see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

  Contractual Obligations and Commercial Commitments

        The following table sets forth the aggregate maturities of our debt, operating leases and other long-term obligations for the five years subsequent to September 28, 2002:

	Payment due by period
	Less than 1 year	1–2 years	3–5 years	After 5 years	Total
	In £ millions
Borrowings	93	458	2,472	715	3,738
Unconditional purchase obligations	5	—	—	—	5
Operating lease obligations	6	4	3	1	14
Deferred consideration	426	—	46	—	472
Other long-term obligations	38	38	68	—	144

Total contractual cash obligations	568	500	2,589	716	4,373

  Off-Balance Sheet Arrangements

        There were no off-balance sheet arrangements that may have a current or future material effect on the group's financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

C    Research and Development, Patents and Licenses

        Expenditure on research and development, patents and licenses is charged to the profit and loss account as it is incurred. Total expenditure on research and development in fiscal years 2002, 2001 and 2000 was £2.7 million, £2.7 million and £5.0 million, respectively.

        Expenditure on improving manufacturing efficiency and tobacco leaf blend development is included in production overheads.

        Expenditure on market research and the development of new brands and markets is not separately classified but included within marketing and advertising.

D    Trend Information

        Please refer to Item 4B: Business Overview, Item 5: Factors Affecting Results of Operations—Critical Accounting Policies—Legal proceedings and Item 5A: Operating Results, in which we discuss current trends affecting our business.

Item 6:    Directors, Senior Management and Employees

A    Directors and Senior Management

        The following table sets forth information as to our Directors and executive officers as of February 12, 2003.

Name	Age	Position
Derek Bonham	59	Chairman and Non-executive Director
Anthony Alexander	64	Vice Chairman and Non-executive Director
Gareth Davis	52	Chief Executive and Director
Robert Dyrbus	50	Finance Director
Manfred Häussler	57	Sales and Marketing Director
Simon Duffy	53	Non-executive Director
Sipko Huismans	62	Non-executive Director
Pierre Jungels	58	Non-executive Director
Iain Napier	53	Non-executive Director
Ludger Staby	67	Non-executive Director
Richard Hannaford	56	Company Secretary

        Derek Bonham has served as our Chairman and as a Non-executive Director of Imperial Tobacco since our Demerger from Hanson. Mr. Bonham joined Hanson in 1971, serving as Deputy Chairman from 1993 until February 1997 and as Chief Executive Officer from 1992 until February 1997, as well as Finance Director from 1981 until 1992. He also served as Executive Chairman of The Energy Group PLC following its demerger from Hanson in February 1997 until July 1998 and as director of The Energy Group PLC from its demerger until October 1998. Mr. Bonham currently serves as a Non-executive Director of TXU Corp. (USA) and Marconi plc and as Chairman of Cadbury Schweppes plc and CamAxys Group plc.

        Anthony Alexander has served as our Vice Chairman, Senior Independent Director and as a Non-executive Director of Imperial Tobacco since our Demerger. Mr. Alexander joined Hanson in 1971, serving as Chief Operating Officer United Kingdom from 1986 until the Demerger and as a Director from 1976 until the Demerger. He is also a Non-executive director of Inchcape PLC, Misys plc and Cookson Group plc.

        Gareth Davis has served as our Chief Executive and as a Director of Imperial Tobacco since our Demerger. Mr. Davis joined Imperial Tobacco in 1972 and served as Managing Director of our international business from 1988 until 1996 and as Manufacturing Director of cigarette and roll-your-own tobacco from 1987 until 1996. He has wide experience of all aspects of our business and has played a key role in the development of both general strategy and our ongoing expansion program.

        Robert Dyrbus has served as our Finance Director since our Demerger. Mr. Dyrbus joined Imperial Tobacco in 1989 and was appointed Finance Director of Imperial Tobacco in 1989. Previously, he was the Financial Controller within Hanson responsible for Imperial Tobacco, British Ever Ready Ltd. and Allders Ltd.

        Manfred Häussler has served as our Sales and Marketing Director since August 2002. He has spent his career in fast moving consumer goods, specializing in international sales and marketing. He joined Reemtsma Cigarettenfabriken GmbH in 1991 as President International. Prior to this he held senior sales and marketing positions with Colgate-Palmolive, Martini + Rossi, Braun AG, Bongrain and PUMA. He was responsible for Reemtsma's international growth throughout the 1990s. He is a Director of Markenverband (German association of the FMCG industry) and sits on the Governors Advisory Committee for the Economic and Social Development of Yunnan Province in the People's Republic of China.

        Simon Duffy has served as a Non-executive Director of Imperial Tobacco since our Demerger. Mr. Duffy is currently Chief Financial Officer of Orange SA having previously been Chief Executive of End2End Holdings Limited from April 2001. He was previously Deputy Chairman and Chief Executive Officer of World Online International B.V. from January 2000. Prior to this he was Group Finance Director of THORN EMI plc and became Finance Director of EMI Group plc on the demerger of Thorn plc in 1996. Prior to joining THORN EMI plc he was Operations Director of United Distillers and Director of Corporate Finance at Guinness plc. He is also a Non-executive director of GWR Group plc.

        Sipko Huismans has served as a Non-executive Director of Imperial Tobacco since our Demerger. Mr Huismans was the Chief Executive Officer of Courtaulds from 1991 until his retirement in 1996. He joined Courtaulds in 1961, where he served as a Director from 1984 until 1990 and Managing Director until the demerger of Courtaulds Textiles from Courtaulds in 1990. He has also served as a Non-executive Director of Vickers PLC.

        Pierre Jungels has served as a Non-executive Director of Imperial Tobacco since August 2002. He has held numerous senior international positions within the oil industry with Shell International and Petrofina SA. He became CEO of Enterprise Oil in 1996 leading the business to substantial geographic and financial growth until his retirement in November 2001. He is also the President of the Institute of Petroleum.

        Iain Napier has served as a Non-executive Director of Imperial Tobacco since March 2000. He has wide experience in the hospitality, leisure and branded drinks industry. As a former main board director of Bass PLC, he spent two years as Chief Executive of the Bass Leisure Division before moving on to become Chief Executive of Bass Brewers and Bass International Brewers. Following the sale of the Bass beer business in 2000 he became Vice President U.K. and Ireland for Interbrew SA until his resignation in 2001. He was appointed Group Chief Executive Officer of Taylor Woodrow plc in 2002.

        Ludger Staby has served as a Non-executive Director of Imperial Tobacco since August 2002. He joined Reemtsma Cigarettenfabriken GmbH in 1983. He served as Finance Director and Personnel Director before becoming CEO in 1989 until his retirement in 1998. A former CEO of Tchibo Holding AG, he is currently Chairman of the Supervisory Board of B&L Immobilien AG and a member of the Supervisory Boards of Reemtsma Cigarettenfabriken GmbH, Frosta AG, Systematics AG and WMP EuroCom AG. He is president of the German Group of the International Chamber of Commerce and a member of the ICC Executive Board, and a Board Member of the economic council of the Christian Democratic Union.

        Richard Hannaford was appointed Company Secretary of Imperial Tobacco Limited in 1988 and has served as our Company Secretary since our Demerger. Prior to this he held a number of management posts in accountancy and internal audit after joining Imperial Tobacco in 1973.

B    Compensation

        The aggregate compensation paid or accrued by us to or for all our Directors and executive officers1 during the fiscal year ended September 28, 2002 as a group (12 persons) for services in all capacities was approximately £4,430,000.

        The following information is provided in respect of our Directors for fiscal 2002:

Emoluments by individual Director	Base Salary £'000	Fees £"000	Supervisory Board fees £'000	Bonus £'000	Benefits in kind(2) £'000	LTIP(3) £'000	SMS(3) £'000	Total 2002 £'000	Total 2001 £'000
Executive Directors
Gareth Davis—Chief Executive	550	—	—	366	11	392	286	1,605	1,291
Robert Dyrbus—Finance Director	345	—	—	230	13	257	201	1,046	823
Clive Inston—Corporate Affairs Director(4)	68	—	—	45	2	376	352	843	667
Manfred Häussler—Sales and Marketing Director(5)	58	—	—	39	—	—	—	97	—

	1,021	—	—	680	26	1,025	839	3,591	2,781

Non-executive Directors
Derek Bonham—Chairman	—	180	—	—	—	—	—	180	180
Anthony Alexander—Vice Chairman	—	65	—	—	4	—	—	69	66
Simon Duffy	—	35	—	—	—	—	—	35	32
Sipko Huismans	—	35	5	—	—	—	—	40	32
Pierre Jungels(5)	—	6	—	—	—	—	—	6	—
Iain Napier	—	35	—	—	—	—	—	35	32
Ludger Staby(5)	—	6	5	—	—	—	—	11	—
Sir David Hardy(6)	—	—	—	—	—	—	—	—	12

	—	362	10	—	4	—	—	376	354

Total emoluments of Directors	1,021	362	10	680	30	1,025	839	3,967	3,135

Former Director
Stuart Painter(7)	—	128	5	—	—	—	—	133	94

	—	128	5	—	—	—	—	133	94

Total emoluments of Directors and former Director	1,021	490	15	680	30	1,025	839	4,100	3,229

(1)
The only executive officer who is not a director is Mr Richard Hannaford, the Company Secretary.

(2)
Benefits in kind include the provision of a company car and driver's services, health insurance, a tobacco allowance and subscriptions.

(3)
LTIP and SMS represent the value of awards vesting in the year both on annual vesting and retirement.

(4)
Mr Clive Inston retired on grounds of ill health on December 14, 2001.

(5)
Mr Manfred Häussler, Mr Ludger Staby and Dr Pierre Jungels were appointed to the Board on August 1, 2002.

(6)
Sir David Hardy retired from the board following the Annual General Meeting in February 2001.

(7)
Mr Stuart Painter retired from the Board on May 31, 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma Group.

  Base salary

        Base salary is reviewed annually and is determined by reference to individual responsibilities, performance and external market data. Therefore, it is set to reflect the experience, responsibility, effectiveness and market value of the executive.

  Annual cash bonus

        Executive Directors can earn bonuses, of up to two thirds of base salary, by reference to performance against financial targets determined by the remuneration committee. These annual bonuses do not form part of pensionable earnings.

        During the period under review, bonus targets related wholly to the achievement of group profit objectives. Performance in the year has resulted in bonuses as detailed in the table above being awarded. A cash bonus was also earned by other senior executives for achieving performance targets for the year to September 28, 2002.

        Under the Share Matching Scheme, Executive Directors and management may elect to invest any proportion of their gross bonus in our ordinary shares to be held by the Employee Benefit Trust. Provided that the shares elected for are left in the Trust for three years, the participant will receive the original shares plus additional shares equal in number to the original shares.

  Share incentives

        For a description of the Long-Term Incentive Plan (or LTIP), Share Matching Scheme (or SMS) and the Employee Benefit Trusts, see Item 6E: Share Ownership.

  Directors' pensions

        Our Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the group. For members who joined prior to April 1, 2002, the fund is non-contributory and fully funded with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age after 32 years' service. For members joining on or after April 1, 2002 ("New Members"), including Mr Manfred Häussler, employee contributions of 5% of pensionable salary are payable, the normal retirement age is 65 and maximum pension is achieved after 40 years service. Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

        For death before retirement, a capital sum equal to four times salary is payable together with a spouse's pension of two-thirds (half for New Members) of the member's expected pension at retirement. For death in retirement, a spouse's pension of two-thirds (half for New Members) of the member's pre-commutation pension is payable. Dependant children will also receive allowances.

        Other than for New Members, whose pensions after retirement increase by the lesser of 5% and the increase in the general index of retail prices ("RPI"), pensions increase by the lesser of 10% and the increase in RPI, together with an option under the rules to surrender part of a pension for pension increases in line with the general index of retail prices of up to 15%.

        All Executive Directors earn benefits on the standard scale with a normal retirement age of 60 except Mr Manfred Häussler, whose normal retirement age is 63.

        In addition to the pension arrangement above, Mr Manfred Häussler's service contract contains a provision that he will receive a similar benefit to that he would have received had he remained in his former Reemtsma plan. Under his former, non-contributory, plan he would have received 42% of his final salary upon retirement at age 63. Upon retirement Mr Manfred Häussler will receive his accrued pension from the Reemtsma plan and the Imperial Tobacco Pension Fund. The company has undertaken to provide for any shortfall between the pensions payable from the above plans and the agreed benefit. The company has been advised by its actuary that the estimated actuarial value of this top up will be in the order of £1.3 million in respect of Mr Manfred Häussler's future service.

        The company will also supplement Mr Manfred Häussler's salary to compensate him for the cost of his pension contributions into the Imperial Tobacco Pension Fund.

        The following table gives details for each Director as at September 28, 2002 of:

  •
  the annual accrued pension payable from normal retirement age, calculated as if he had left service at the period end;

  •
  the increase in accrued pension during the year, excluding any increase for inflation;

  •
  the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

        None of the Directors have made additional voluntary contributions.

	Age Years	Accrued pension £'000	Increase in accrued pension during the year £'000	Transfer value of increase £'000
Gareth Davis	52	369.3	35.2	390.6
Robert Dyrbus	49	148.6	18.7	164.5
Manfred Häussler	57	95.5	1.3	9.3
Clive Inston	Mr Inston retired on December 14, 2001 and was entitled to a pension of £172,000 per annum.

        The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

C    Board Practices

        Our board remains committed to high standards of corporate governance in its management of the affairs of the group, which it sees as a fundamental part of discharging its stewardship responsibilities. Accordingly, throughout the period under review it has complied with the best practice governance provisions as set out in Section 1 of Part 2 of the Combined Code on Corporate Governance issued by the U.K. Financial Services Authority, which we refer to as the Code.

  Service contracts

        Each of the Executive Directors' service agreements is terminable by either party giving 52 weeks' notice. There are no predetermined provisions for compensation on termination within Executive Directors' service agreements that exceed one year's emoluments, except for Mr Manfred Häussler. In his case our remuneration committee has exceptionally agreed that the requisite notice period at the commencement of his appointment shall be 104 weeks. This notice period is reducing at the rate of 2 weeks per calendar month until such time as the notice period reaches 52 weeks in July 2004. The initial longer notice period on first appointment was deemed essential to retain his services, which involved him in international relocation and foregoing the five year fixed-term contract he enjoyed within the Reemtsma group of companies. This run down arrangement also matches the notice period arrangements granted to Imperial Tobacco Group Directors upon listing in 1996.

        The Non-executive Directors do not have service contracts with Imperial Tobacco. The terms of their appointments are reviewed annually and are set forth in their appointment letters.

        In accordance with our Articles of Association, the appointments of Mr Simon Duffy, Mr Manfred Häussler, Mr Ludger Staby and Dr Pierre Jungels expire at the forthcoming annual general meeting and, being eligible, they intend to offer themselves for re-election.

  Board and board committees

        Our board, which meets at least five times a year, currently comprises seven Non-executive Directors and three Executive Directors, with a clear separation of the roles of Chairman and Chief Executive to ensure an appropriate balance of power and authority. Mr Anthony Alexander is the recognized senior independent Non-executive Director to whom any concerns can be conveyed. All of the Non-executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. However, in the context of the definition of "independence", it should be noted that Mr Ludger Staby held the position of Chief Executive of Reemtsma until 1998 and became Chief Executive of Tchibo Holding AG, the German holding company of Reemtsma, in February 2001, until his resignation in June 2002. The Directors' biographies, appearing in Item 6A: Directors and Senior Management, demonstrate a detailed knowledge of the tobacco industry together with a range of business and financial experience, vital to the management of an expanding international company.

        The full board manages overall control of the group's affairs by the schedule of matters reserved for its decision. These include responsibility for the group's commercial strategy, the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury and risk management policies and succession plans for senior executives. It also has procedures in place to allow Directors to seek both independent professional advice, at the group's expense, and the advice and services of the Company Secretary in order to fulfill their duties.

        All Directors are equally accountable under the law for the proper stewardship of the group's affairs, with the Non-executive Directors having a particular responsibility for ensuring strategies proposed for the development of the business are critically reviewed. This ensures they act in the best long term interest of shareholders, take account of the wider community of interest represented by employees, customers and suppliers and that social, environmental and ethical issues are fully integrated into the group's risk assessment processes.

        The board regularly reviews the strategy and operating results of the business, as well as approving annual budgets and medium-term plans. Actual results of the group are reviewed at each board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods. This ensures the board is supplied with information on the progress of the business in a timely manner.

        Within the financial and overall objectives of the group, the board delegates day to day and business control matters to the Chief Executive and Executive Directors who, with the executive management, are responsible for implementing group policy and monitoring the detailed performance of all aspects of the business, including post event reviews of major projects. They have full power to act subject to the reserved powers and sanctioning limits laid down by the board and the group's standards and policy guidelines.

        The Non-executive Directors also play a leading role in corporate accountability and governance through their membership of the remuneration committee, the nominations committee and the audit committee. The membership and responsibilities of each committee is considered below.

  Remuneration committee

        The remuneration committee consists exclusively of Non-executive Directors: Mr Derek Bonham, Mr Sipko Huismans and the recently appointed Dr Pierre Jungels, and meets at least twice a year under the chairmanship of Mr Iain Napier. The remuneration committee is responsible for setting salaries, incentives and other benefit arrangements of the Executive Directors and senior management, and overseeing our employee share schemes. Members of the remuneration committee do not participate in decisions concerning their own remuneration.

        The Chief Executive is invited to attend for appropriate items, but is excluded when his own performance and remuneration are under review.

        Since the listing of our ordinary shares on the London Stock Exchange in 1996, all increases in the remuneration of Non-executive Directors are required to be re-invested in Imperial Tobacco's shares. However, given their significant shareholding of our shares, this requirement to purchase shares has been waived in respect of the increases granted to Mr Derek Bonham and Mr Anthony Alexander in October 2002.

  Nominations committee

        The nominations committee comprising all the Non-executive Directors and the Chief Executive, with Mr Derek Bonham as chairman, meets when necessary to formulate succession plans and recommendations to the board for the appointment of directors. New directors appointed by the board must submit themselves for re-election by shareholders at the annual general meeting following their appointment. Thereafter all directors, in accordance with the Code, are subject to re-election at least every three years. The training needs in respect of new appointments to the board are assessed and arrangements put in place, as appropriate.

  Audit committee

        The audit committee, consisting exclusively of Non-executive Directors, Mr Anthony Alexander, Mr Iain Napier and the recently appointed Mr Ludger Staby, under the chairmanship of Mr Simon Duffy, meets at least three times a year. Its responsibilities cover the points recommended by the Code and required by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Its duties include, among other things, monitoring internal control throughout the group, approving our accounting policies and reviewing the interim and annual consolidated financial statements before submission to the full board. It also reviews and approves the scope and content of the risk assessment and compliance program implemented by the control and compliance function and, as part of the annual assessment of the need for a formal internal audit function, critically reviews the resource allocated to this activity. The Finance Director, other financial management and our compliance manager attend by invitation. Our external auditors also attend each meeting, report directly to the committee and have direct access to the committee without the presence of any Executive Director, or manager, providing a direct line of communication between the auditors and Non-executive Directors.

        The audit committee carries out six-monthly reviews of the remuneration received by PricewaterhouseCoopers for non-audit work, with the aim of seeking to balance objectivity and value for money. The fees for non-audit work in fiscal 2002 arose principally as a result of due diligence and tax planning work arising on the acquisition of Reemtsma and acting as reporting accountant. The outcome of the review in fiscal 2002 was that no conflict of interest exists between PricewaterhouseCoopers' audit and non-audit work and that this was the most cost effective way of conducting our business. In other situations, proposed assignments are subject to independent tendering and decisions taken on the basis of competence and cost effectiveness.

        To further formalize and reinforce the board's determination to ensure external auditor independence, in February 2003 the board approved a formal policy covering auditor independence. This defines both permitted and prohibited services provided by its external auditors as well as rules covering the rotation of audit partners and conforms to the requirements of SEC Rule 2-01 and the Sarbanes-Oxley Act.

        In this regard, the board has considered the membership of the audit committee and believes that all of its members are "audit committee financial experts" as defined in the SEC rules implementing Section 407 of the Sarbanes-Oxley Act by reference to their education and experience and that all, except Mr Ludger Staby, are considered "independent" for the purposes of Section 301 of the Sarbanes-Oxley Act. See Item 6A: Directors and Senior Management.

        In the light of the Sarbanes-Oxley Act, which was enacted on July 30, 2002, the board has given due consideration to the actions necessary to meet the new and enhanced standards for corporate accountability in the United States, as defined in this legislation, and how these might be best incorporated with existing procedures to meet best practice in the United Kingdom.

  Disclosure committee

        The board has formed a disclosure committee comprising senior executives of the company, which reports to the audit committee on a formal basis.

        The principal responsibilities and duties of this committee are to design, establish, maintain, review and evaluate the company's disclosure controls and procedures and to evaluate the effectiveness of these controls on a regular basis, in order to ensure the accuracy of our public disclosures and to assist the senior officers in providing the formal certificates required under U.S. legislation. To satisfy these requirements the committee's responsibilities will extend to the entirety of the company's disclosure, including financial information. It shall meet regularly to identify any sensitive areas of the business, determine the subject of any disclosures, evaluate disclosure issues, review internal controls with the company's external auditors and prepare or assist in the preparation of any disclosures that will be publicly filed or distributed.

        In this context the disclosures contained within this document have been received, reviewed and evaluated by the committee at its formal meeting in January 2003, following which appropriate assurances were given to the board that the disclosure committee was not aware of any reason why the Chief Executive and Finance Director could not provide the certifications at pages 112 and 113 in this document.

  Internal control

        The board acknowledges responsibility for our system of internal control. The audit committee, on behalf of the board, reviews the effectiveness of the system in accordance with the guidance set out in "Internal Control: Guidance for Directors on the Combined Code," which we refer to as the Turnbull guidance, from information and regular reports provided by management, the internally independent control and compliance function and external auditors. However, given the size and complexity of the group's operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives, by managing rather than eliminating risk.

        The board, including the Chief Executive and the Finance Director, has reviewed the effectiveness of the key procedures established to provide internal control and confirms that an ongoing process for identifying, evaluating and managing our significant risks has operated throughout the fiscal year. The process is regularly reviewed by the audit committee, which reports its findings for consideration by the board. There have been no significant changes to our system of internal controls effected since they were last reviewed by the board.

  Code of ethics

        Since Imperial Tobacco became listed on the London Stock Exchange on October 1, 1996, the board has had in place a code of business conduct which lays down the set of core values governing the manner in which all aspects of the business of the group and its subsidiaries are conducted. Adherence to the provisions of this code is a condition of employment at Imperial Tobacco.

        The main provisions of the code are specifically set out within our standards and policies manual, which is readily available to all employees on our intranet. The aim of the policy is to ensure that all our employees are aware of, and actively consider at all times, the ethical implications of business activities entered into, by providing guidelines relating, among other things, to:

  •
  share dealing for directors and employees;

  •
  the control and release of unpublished price sensitive information;

  •
  business dealings with customers and suppliers, relations with competitors, conduct of international business and adherence to laws, regulations and generally accepted standards of behavior in any jurisdiction in which the company operates; and

  •
  matters of public interest disclosure for employees (protection of corporate "whistle blowers") in respect of criminal and civil offences, miscarriage of justice and health, safety and environmental issues.

D    Employees

        The following table sets forth the average number of persons employed by the group for each of the fiscal years indicated, by location and business function:

	2000	2001	2002
United Kingdom	2,690	2,810	2,791
Germany	173	379	1,514
Other Western Europe	1,469	1,475	1,650
Rest of the World	583	1,696	5,485

	4,915	6,360	11,440

Selling	1,293	1,426	2,364
Marketing	152	312	546
Manufacturing	2,676	3,338	6,358
Administration	794	1,284	2,172

	4,915	6,360	11,440

        The average number of employees overseas has increased as a result of the inclusion of Reemtsma employees for the four and a half months subsequent to the completion of the acquisition, the acquisition of Lao Tobacco and the full year impact as a result of the acquisition of Tobaccor in fiscal 2001.

        At September 28, 2002, we had 17,309 employees, of which 2,712 (16%) were employed in the United Kingdom, 3,551 (20%) in Germany, 2,089 (12%) in Other Western Europe and 8,957 (52%) in Rest of the World. This is a decrease of 124 in the United Kingdom and increases of 3,154 in Germany, 585 in Other Western Europe and 6,253 in Rest of the World, compared to September 29, 2001. These changes in employee numbers were largely driven by our acquisition of Reemtsma.

        We consider relations with our employees to be good.

        We believe that one of our key strengths is the loyalty of our workforce. To reinforce this commitment, we have established a European Employee Forum for the provision of information and consultation on trans-national issues.

E    Share Ownership

        Employees are encouraged to build a stake in the company through ownership of our shares.

  Share Matching Scheme

        In January 1997, employees were encouraged to acquire and retain our ordinary shares, and were offered an opportunity to purchase up to £3,000 worth of our shares and lodge them with the Employee Benefit Trust under a Share Matching Scheme. Provided that the shares were left in the Trust, the lodged shares were matched with additional shares on a sliding scale ranging from 10% for one year's retention, up to a maximum of 50% for five years' retention when the Scheme matured in January 2002. Anyone investing £3,000 in the scheme in January 1997 ended up with shares worth £10,670 (valued on the date of vesting) when the Plan matured.

        To further encourage employees to acquire and retain a shareholding, the initiative was repeated in 2002 to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of Imperial Tobacco and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of our ordinary shares or ADSs and place them in the Employee Benefit Trust. Provided these shares are left in the Trust, the lodged shares will be matched on a sliding scale from 20% for one year's retention to a maximum of 100% if they are retained for five years.

        The Scheme also allows Executive Directors and management to take their bonus in shares, which are matched over a three-year period. The matching ratio for bonuses earned in fiscal 1997 was 1:2. For subsequent years this ratio has been enhanced to 1:1 to further encourage Directors and managers to build a meaningful shareholding in the group.

  Employee Benefit Trusts

        The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in the company, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. As potential beneficiaries of the Employee and Executive Benefit Trust, each of the Executive Directors is deemed to have a contingent interest in the 550,701 ordinary shares of the Company held by that Trust at February 4, 2003. Normally the Employee and Executive Benefit Trust is funded to purchase shares sufficient to cover its potential liabilities while the 2001 Employee Benefit Trust makes periodic purchases in the market in order to satisfy its liabilities.

  Long-Term Incentive Plan

        In each year since the Demerger in 1996, annual awards, based on a percentage of basic salary, have been made to Executive Directors and senior managers under the LTIP. The awards, which vest three years after grant, are subject to the satisfaction of a performance criterion, over a three-year performance period. Upon vesting, participants are granted a nil cost option, which expires no later than seven years after the grant date. To comply with tax and securities legislation in certain countries participants are granted options for less than seven years or are awarded shares at vesting. A further conditional award worth 75% of basic salary was made on November 25, 2002.

        The performance criterion, imposed on all awards made under the LTIP until November 2000, is based on a sliding scale depending on total shareholder return achieved over the period of the award. No vesting of the award occurs unless our total shareholder return exceeds that of 50% of the companies constituting the FT-SE 100 Index. At this performance threshold, 30% of the provisional award vests. If the return exceeds 80% of the FT-SE Index, the award vests in full. Between these thresholds the award vests on a straight-line basis. On vesting, a participant is granted a "nil cost" option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

        Our remuneration committee recognizes that it is difficult to set meaningful long-term performance targets in a rapidly changing business environment and in the context of volatile stock markets. It regularly reviews the appropriateness of the performance conditions under the LTIP to ensure they remain demanding, yet realistic, and effectively incentivize participants to perform at the highest level. In November 2000, in consultation with Towers Perrin, our principal remuneration consultants, it decided that total shareholder return no longer represented the most appropriate performance criterion for measuring future performance.

        For the November 2000 and future awards, our remuneration committee decided to replace the total shareholder return with earnings per share (or EPS) growth as the new performance criterion. This is seen as enhancing the incentive effect of the LTIP by focusing on the financial performance of the business, over which Directors and management have power to influence, rather than linking awards to a volatile share price unduly influenced by short term sector sentiment. The remuneration committee nevertheless retains absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the group before any awards vest, including maintenance of long-term return on capital employed.

        Awards vest on a sliding scale depending on average real growth in EPS after adjusting for inflation over the period of the award. No vesting occurs unless Imperial Tobacco's average real annual EPS growth is positive. Full vesting occurs if real EPS growth is equal to or exceeds 10%. Between these two points, the awards vest on a straight-line basis e.g. 50% vesting where the average real EPS growth per annum is equal to 5%. There is no opportunity to re-test if the performance criteria are not achieved.

        To ensure the interests of management remain aligned with those of shareholders, Executive Directors and senior management are also required to meet minimum shareholding guidelines by building a stake in the group to a value broadly equivalent to twice their base salary. At a more junior level, executives are expected to invest at a level equivalent to their base salary.

  Effects of the Rights Issue

        To take account of the effects of the rights issue approved on April 8, 2002, adjustments were made to awards under the group's share plans. In respect of the Share Matching Scheme, the Trustee sold sufficient rights "nil paid" to enable the balance of the rights to be taken up, using the proceeds of the sale. The newly acquired shares were allocated pro-rata to the relevant participants and will be released on the same basis as the awards to which they relate.

        In the case of savings related Sharesave Schemes and the LTIP, the Board adjusted the number of shares under option or subject to awards and in the case of the savings-related Sharesave Schemes the price at which the shares may be acquired was also adjusted.

        These adjustments, in line with scheme rules, have been approved by the group's auditors and, where appropriate, the Inland Revenue in the United Kingdom.

  Directors' Share Ownership

        The following table sets forth share ownership information, both beneficial and family interests, as of September 30, 2001, September 28, 2002 and February 6, 2003 with respect to all of our Directors and executive officers as a group. This table includes the shares owned by Mr. Clive Inston, Corporate Affairs Director, who retired on grounds of ill health on December 14, 2001.

	September 30, 2001(1)	Ordinary Shares September 28, 2002(2)	February 6, 2003
Executive Directors
Gareth Davis	138,904	260,982	383,060
Robert Dyrbus	102,441	184,993	259,731
Clive Inston (retired)	65,647	65,647	N/A
Manfred Häussler	17,850	17,850	17,850
Non-executive Directors
Derek Bonham	95,870	131,468	131,468
Anthony Alexander	96,529	132,710	132,710
Simon Duffy	4,627	6,707	6,709
Sipko Huismans	2,630	4,312	4,312
Pierre Jungels	—	854	854
Iain Napier	1,039	1,874	1,874
Ludger Staby	—	—	—
Company Secretary
Richard Hannaford	47,785	78,017	96,091

	573,322	885,414	1,034,659

(1)
Or date of appointment, if later.

(2)
Or date of retirement, if earlier. The total of 885,414 represents less than 1% of our outstanding ordinary shares.

  Options

        The company does not operate an executive share option scheme, although Executive Directors are eligible to participate in Imperial Tobacco's savings-related Sharesave Scheme. Under this Scheme, options are granted at a discount of up to 20% of the closing mid-market price on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

        Under the Sharesave Scheme, options are granted at a discount of up to 20% of the middle market price of our ordinary shares on the day prior to invitation to participants who have contracted to save up to £250 per month over a period of three or five years.

        In addition, an International Sharesave Plan was approved at our annual general meeting held on February 2, 1999. The International Sharesave Plan has since been made available to qualifying employees of our designated wholly owned non-U.K. subsidiaries. Like our current Sharesave Scheme, options are granted at a discount of up to 20% of the middle market price of our ordinary shares on the day prior to invitation to participants who have contracted to save up to £250, or the equivalent in the participants' local currency, per month over a three year period.

        The following table sets forth certain information as at January 31, 2003, with respect to the options outstanding under our U.K. Sharesave Scheme:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
June 12, 1998	December 31, 2003	302	p	404,634
June 9, 1999	January 31, 2003	459	p	2,616
June 9, 1999	January 31, 2005	459	p	155,234
June 5, 2000	January 31, 2004	361	p	697,119
June 5, 2000	January 31, 2006	361	p	356,928
June 7, 2001	January 31, 2005	483	p	449,668
June 7, 2001	January 31, 2007	483	p	247,394
June 7, 2002	January 31, 2006	824	p	396,107
June 7, 2002	January 31, 2008	824	p	396,845

        The following table sets forth certain information as at January 31, 2003, with respect to the options outstanding under our International Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
June 21, 1999	January 31, 2003	459	p	11,824
June 21, 1999	January 31, 2003	476	p	7,459
January 20, 2000	August 31, 2003	444	p	27,804
June 5, 2000	January 31, 2004	361	p	131,889
June 16, 2000	January 31, 2004	361	p	112,446
June 16, 2000	January 31, 2004	403	p	8,114
June 16, 2000(1)	January 31, 2004	U.S.$5.47	(1)	6,076
June 7, 2001	January 31, 2005	483	p	9,242
June 18, 2001	January 31, 2005	483	p	34,835
June 18, 2001	January 31, 2005	483	p	3,467
June 18, 2001(2)	January 31, 2005	U.S.$6.96	(2)	1,266
June 18, 2002	January 31, 2006	824	p	51,070
June 18, 2002	January 31, 2006	876	p	2,989
June 18, 2002(3)	January 31, 2006	U.S.$12.34	(3)	1,866

(1)
3,038 American Depositary Shares representing 6,076 ordinary shares.

(2)
633 American Depositary Shares representing 1,266 ordinary shares.

(3)
933 American Depositary Shares representing 1,866 ordinary shares.

        The following table sets forth certain information as at January 31, 2003, with respect to notional awards under our International Sharesave Plan:

Date of Grant	Expiration Date	Award Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
June 18, 2001	January 31, 2005	483	p	9,086
June 18, 2002	January 31, 2006	824	p	9,090

        Of the total number of our ordinary shares subject to such options, 9,390 of our ordinary shares were subject to options held by our Directors and executive officers as a group (12 persons).

        The following table sets forth certain information as of February 6, 2003, with respect to the interests of our Executive Directors in options to acquire ordinary shares, all of which were granted pursuant to our Sharesave Scheme.

	Balance at Sept 30, 2001	Granted during year	Exercised during year	Rights issue adjustment	Market price at date of exercise £	Balance at Sept 28, 2002(1)	Exercise price (rebased where appropriate) £	Range of exercisable dates of options held at Sept 28, 2002	Gains on exercise during the year(2) £'000	2001 £'000
Gareth Davis	3,532	—	(3,532)	—	11.40	—	2.93	Mar 1, 02– Aug 31, 02	30	—
	1,911	—	—	373	—	2,284	3.02	Jul 1, 03– Dec 31, 03	—	—
	—	1,205	—	—	—	1,205	8.24	Aug 1, 07– Jan 31, 08	—	—

	5,443	1,205	(3,532)	373		3,489			30	—

Robert Dyrbus	1,345	—	—	265	—	1,610	3.61	Aug 1, 03– Jan 31, 04	—	—
	670	—	—	132	—	802	4.83	Aug 1, 04– Jan 31, 05	—	—

	2,015	—	—	397		2,412			—	5

Clive Inston	3,532	—	—	—	—	3,532	2.93	Mar 1, 02– Aug 31, 03	—	—
	1,911	—	—	—	—	1,911	3.61	Jul 1, 03– Dec 31, 03	—	—

	5,443	—	—	—		5,443			—	—

(1)
Or date of retirement, if earlier.

(2)
Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise. Aggregate gains during the fiscal year were £29,916 (fiscal 2001: £4,946).

  Contingent rights in ordinary shares

        The following tables set forth certain information as of February 6, 2003, with respect to the contingent rights of our Executive Directors in our ordinary shares pursuant to the Long-Term Incentive Plan and the Share Matching Scheme. This includes the contingent rights of Mr Clive Inston, Corporate Affairs Director, who retired on grounds of ill health on December 14, 2001.

Conditional share awards under the Long-Term Incentive Plan

	Balance at Sept 30, 2001	Granted during year	Vested during year	Rights issue adjustment	Market price at date of exercise £	Balance at Sept 28, 2002(1)	Performance Period
Gareth Davis	42,331	—	(42,331)	—	9.265	—	December 1998–December 2001
	52,821	—	—	10,405		63,226	December 1999–December 2002
	51,689	—	—	10,182		61,871	November 2000–November 2003
	-	48,358	—	9,526		57,884	November 2001–November 2004

	146,841	48,358	(42,331)	30,113		182,981

Robert Dyrbus	27,779	—	(27,779)	—	9.265	—	December 1998–December 2001
	31,038	—	—	6,114		37,152	December 1999–December 2002
	31,925	—	—	6,289		38,214	November 2000–November 2003
	-	30,334	—	5,975		36,309	November 2001–November 2004

	90,742	30,334	(27,779)	18,378		111,675

Clive Inston	21,510	—	—	—		21,510	December 1998–December 2001
	23,137	—	—	—		23,137	December 1999–December 2002
	25,337	—	—	—		25,337	November 2000–November 2003
	-	23,739	—	—		23,739	November 2001–November 2004

	69,984	23,739	—	—		93,723

(1)
Or date of retirement, if earlier.

        In respect of the December 1999–December 2002 award, based on the total shareholder return to the end of the fiscal year, 100% of the award was vested.

        On November 25, 2002, the following Executive Directors were conditionally awarded ordinary shares under our LTIP, which will vest, free of charge, during December 2005, in proportion to the extent that the performance criterion is achieved:

Conditional Awards Granted November 25, 2002 and 2003 Balance at February 6,
Gareth Davis	46,923
Robert Dyrbus	29,718
Manfred Häussler	28,936

Contingent rights to shares under the Share Matching Scheme

	Balance at Sept 30, 2001	Contingent rights arising	Vested during year	Rights issue adjustment	Market price at date of vesting £	Balance at Sept 28, 2002'(1)	Expected vesting date
Gareth Davis	380	—	(380)	—	9.36	—	January 2002
	30,338	—	(30,338)	—	9.23	—	January 2002
	49,303	—	—	9,549		58,852	January 2003
	47,585	—	—	9,217		56,802	January 2004
	—	37,161	—	7,198		44,359	January 2005
	—	294	—	—		294	August 2007

	127,606	37,455	(30,718)	25,964		160,307

Robert Dyrbus	380	—	(380)	—	9.36	—	January 2002
	21,085	—	(21,085)	—	9.23	—	January 2002
	31,487	—	—	6,099		37,586	January 2003
	27,961	—	—	5,416		33,377	January 2004
	—	22,952	—	4,445		27,397	January 2005
	—	294	—	—		294	August 2007

	80,913	23,246	(21,465)	15,960		98,654

Clive Inston	380	—	—	—		380	January 2002
	17,174	—	—	—		17,174	January 2002
	26,869	—	—	—		26,869	January 2003
	20,844	—	—	—		20,844	January 2004

	65,267	—	—	—		65,267

(1)
Or date of retirement, if earlier.

        The following changes in contingent rights to shares under the Share Matching Scheme have occurred since September 28, 2002.

        On January 28, 2003, contingent rights to shares under the 2000 annual bonus Share Matching Scheme vested at the completion of the three-year matching period to participants including the following Executive Directors. For illustrative purposes only our ordinary share price on January 28, 2003, (the date of vesting) was £9.355 valuing the award as follows:

	Contingent rights to shares vesting	Illustrative value £'000
Gareth Davis	58,852	551
Robert Dyrbus	37,586	352

        On January 29, 2003, further contingent rights to shares arose under the 2003 annual bonus Share Matching Scheme when the Executive Directors took all or part of their annual bonus for fiscal 2002 in shares which are to be matched over a three year period.

	Contingent rights to shares arising	Expected vesting date
Gareth Davis	39,614	January 2006
Robert Dyrbus	24,848	January 2006
Manfred Häussler	17,850	January 2006

        The company's middle market share price at the close of business on September 27, 2002 was £10.02 and the range of the middle market price during the year was £6.86 (£8.20 unadjusted for the rights issue) to £11.60.

  Remuneration policy for Non-executive Directors

        Fees for our Non-executive Directors are determined by the board as a whole with regard to market practice within the restrictions contained in our Articles of Association. The Non-executive Directors do not take part in discussions on their own remuneration. They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the company) and do not participate in the group's share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership. To align further the interest of the Non-executive Directors with those of shareholders it was agreed that a proportion of their fees be applied, after tax, to purchase shares in the group. These shares are to be held by a nominee during the term of each Non-executive Directorship.

Item 7:    Major Shareholders and Related Party Transactions

A    Major Shareholders

        To our knowledge, we are not controlled directly or indirectly by any government or by any other corporation.

        As of February 6, 2003, we have been notified that the following persons had interests in 3% or more of our issued share capital.

	February 6, 2003		November 21, 2002		November 26, 2001		November 24, 2000
	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held
Legal & General Investment Management Limited	21.9	3.01	21.9	3.01	Less than 3%		Less than 3%
AXA -UAP and its subsidiaries	Less than 3%		Less than 3%		25.5	4.9	25.5	4.9
Aegon UK plc	Less than 3%		Less than 3%		Less than 3%		15.9	3.1
FMR Corp	Less than 3%		Less than 3%		Less than 3%		16.1	3.1

        None of the company's major shareholders have voting rights different from other shareholders.

        As of January 30, 2003, approximately 23,188,751 of our ADRs evidencing approximately 23,188,751 of our ADSs (representing approximately 46,377,502 of our ordinary shares) were held of record in the United States. These ADRs were held by approximately 4,930 registered holders and collectively represented approximately 6.36% of the total number of our ordinary shares outstanding. We believe that as of January 20, 2003, approximately 19.13% of our ordinary shares were beneficially owned by U.S. holders in the form of ADSs or as ordinary shares. Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

        Please see Item 6E: Share Ownership for details of our Directors' interest in our shares.

        To our knowledge, no arrangements exist which may at a subsequent date result in a change in control of the company.

B    Related Party Transactions

        To our knowledge there has been no material transaction, nor are there any proposed material transactions, with related parties, any of our directors or officers, or any of their relatives, or associates, with the exception of the remuneration arrangements detailed under Item 6B: Compensation.

        None of our directors or officers, nor any of their relatives or associates, is indebted to us or to any of our subsidiaries.

C    Interests of Experts and Counsel

        This section is not applicable.

Item 8:    Financial Information

A    Consolidated Statements and Other Financial Information

        Please refer to Item 17: Financial Statements which contains the consolidated financial statements and notes to the consolidated financial statements appended as pages F-1 to F-60 to this annual report.

        Our Directors have adopted and intend to retain a progressive dividend policy, which takes into account our underlying earnings growth, while maintaining an appropriate level of dividend cover.

        Our Directors intend to continue paying interim dividends in mid-August and final dividends in February in the approximate proportions of one third and two thirds, respectively, of the total annual dividend.

        Details of major litigation outstanding are given in Item 4B: Business Overview—Legal environment.

B    Significant Changes

        There have been no significant changes to our operations, financial position or company structure since September 28, 2002.

Item 9:    The Offer and Listing

A    Offer and Listing Details

        The principal trading market for our ordinary shares is the London Stock Exchange. Our ADSs, each representing two ordinary shares, trade on the New York Stock Exchange (or NYSE) under the symbol "ITY".

        The following table sets forth, for the periods indicated, (a) the reported high and low middle market quotations for our ordinary shares based on the Daily Official List of the London Stock Exchange and (b) the reported high and low sales prices of our ADSs on the NYSE Composite Tape from November 9, 1998, the date our ADSs commenced trading on the NYSE.

	London Stock Exchange (Pence per ordinary share)*		NYSE (U.S. dollars per ADS)
	High	Low	High	Low
Fiscal 1998
First Quarter	338.47	304.16
Second Quarter	379.05	322.57
Third Quarter	390.35	348.09
Fourth Quarter	533.01	393.28
Fiscal 1999
First Quarter	568.16	470.26	22.4375	20.3750
Second Quarter	631.33	499.96	24.2500	19.5000
Third Quarter	645.14	481.13	24.1900	18.1900
Fourth Quarter	636.77	518.37	24.6300	20.0000
Fiscal 2000
First Quarter	625.89	422.56	24.6300	15.7500
Second Quarter	479.04	322.15	18.6300	12.1250
Third Quarter	533.85	387.84	19.3750	13.6250
Fourth Quarter	589.08	505.40	21.3750	17.4375
Fiscal 2001
First Quarter	635.93	527.16	21.5000	18.3750
Second Quarter	626.73	521.30	21.8000	18.3750
Third Quarter	698.69	556.44	23.8000	19.2500
Fourth Quarter	748.90	667.31	25.7100	22.6300
Fiscal 2002
First Quarter	769.82	686.14	27.5700	23.6000
Second Quarter	970.64	758.94	33.4000	26.0500
Third Quarter	1160.00	939.00	34.8900	28.3500
Fourth Quarter	1126.00	874.00	35.2100	27.7200
Fiscal 2003
First Quarter	1055.00	913.00	33.5300	28.7700
Last six months
August 2002	1081.00	964.00	33.5000	30.3500
September 2002	1121.00	1002.00	35.2100	31.1700
October 2002	1013.00	940.00	31.8500	29.7000
November 2002	1032.00	913.00	32.4700	28.7700
December 2002	1055.00	919.00	33.5300	28.9200
January 2003	1083.00	922.00	34.6600	30.2000
February 2003 (through February 6)	938.50	912.50	31.2700	30.0100

*
The pre-April 8, 2002 ordinary share prices shown above have been adjusted to reflect the bonus element of the two for five discounted rights issue that occurred in fiscal 2002.

        Our ADSs are evidenced by American Depositary Receipts issued by Citibank, N.A., as the Depositary under the Amended and Restated Deposit Agreement, dated as of November 2, 1998, as amended, among us, Citibank, N.A. and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. Pursuant to the deposit agreement, Citibank N.A., as depositary, issued the ADRs evidencing the ADSs. Each ADS represents two of our ordinary shares (or evidence of a right to receive such ordinary shares).

B    Plan of Distribution

        This section is not applicable.

C    Markets

        Please see Item 9A: Offer and Listing Details for information regarding the markets in which our securities are traded.

D    Selling Shareholders

        This section is not applicable.

E    Dilution

        This section is not applicable.

F    Expenses of the Issue

        This section is not applicable.

Item 10:    Additional Information

A    Share Capital

        This section is not applicable.

B    Memorandum and Articles of Association

        The following description of certain provisions of Imperial Tobacco's Memorandum and Articles of Association and applicable English law is a summary only and is qualified in its entirety by reference to the Companies Act 1985 of Great Britain, as amended (the "Companies Act"), and Imperial Tobacco's Memorandum and Articles of Association, which have been filed as an exhibit to this annual report.

        All the issued and outstanding ordinary shares of Imperial Tobacco are fully paid. Accordingly, no further contribution of capital may be required by Imperial Tobacco from the holders of such shares.

Objects and Purposes

        Imperial Tobacco is incorporated under the name Imperial Tobacco Group PLC, and is registered in England under registered number 3236483. Imperial Tobacco's objects and purposes are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on generally the business of tobacco manufacturers, planters, growers, exporters, importers and merchants, as well as to carry on all other business necessary to achieve Imperial Tobacco's objectives.

Directors

        Imperial Tobacco's Articles of Association provide for a board of Directors consisting of not more than 12 nor less than two Directors, who shall manage the business and affairs of Imperial Tobacco.

        Under Imperial Tobacco's Articles of Association, a Director cannot vote in respect of any contract, arrangement, transaction or other proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director's interest in Imperial Tobacco's shares or other securities. This restriction on voting, however, does not apply to the following resolutions:

  •
  giving the Director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of Imperial Tobacco;

  •
  giving any guarantee, security or indemnity to the Director or a third party in respect of obligations of Imperial Tobacco for which the Director has assumed responsibility under an indemnity or guarantee;

  •
  relating to an offer of securities of Imperial Tobacco in which the Director participates as a holder of shares or other securities or in the underwriting;

  •
  concerning any other company in which the Director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the Director (together with any connected person) is not interested in more than 1% of any class of that company's equity share capital or the voting rights available to its shareholders;

  •
  relating to the arrangement of any employee benefit in which the Director will share equally with other employees; and

  •
  relating to any insurance that Imperial Tobacco purchases or renews for its Directors or any group of people, including Directors.

        In accordance with best practice in the United Kingdom for corporate governance, compensation awarded to Executive Directors is decided by a remuneration committee consisting exclusively of Non-executive Directors. Members of the remuneration committee do not participate in decisions concerning their own compensation.

        Under Imperial Tobacco's Articles of Association, the Directors may exercise all powers of Imperial Tobacco to borrow money and, subject to the provisions of the Companies Act, to issue debt securities.

        No person is disqualified from being a Director or is required to vacate that office by reason of an age limit requirement. Under the Companies Act, if, at a general meeting, a Director who is 70 or more years of age is proposed for election or re-election, that Director's age must be set out in the notice of the meeting.

        Directors are not required to hold any shares of Imperial Tobacco as a qualification to act as a Director.

Rights Attaching to Imperial Tobacco's Shares

  Dividend rights

        Holders of Imperial Tobacco's ordinary shares may declare dividends at a general meeting of shareholders, but may not declare dividends in excess of the amount recommended by the board. The Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution.

        All dividends or other sums payable on or in respect of any share that remains unclaimed may be invested or otherwise made use of by the Directors for the benefit of Imperial Tobacco until claimed. All dividends unclaimed for a period of 12 years or more after becoming due for payment will be forfeited and belong to Imperial Tobacco.

        Imperial Tobacco's Articles of Association permit a scrip dividend offer or offers under which holders of ordinary shares may be given the opportunity to elect to receive fully paid ordinary shares instead of cash, or a combination of shares and cash, with respect to future dividends.

  Voting rights

        Every holder of Imperial Tobacco's ordinary shares present in person at a meeting of shareholders has one vote on a vote taken by a show of hands and, on a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every fully paid share held. U.S. holders of ADSs are not shareholders of Imperial Tobacco, but may instruct Citibank N.A., the Depositary, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADSs.

        Voting at any meeting of shareholders is by show of hands unless a poll is demanded. Subject to the provisions of the Companies Act, a poll may be demanded by (i) the chairman of the meeting, (ii) at least three holders of ordinary shares present in person or by proxy and entitled to vote, (iii) by any holder of ordinary shares present in person or by proxy and representing not less than one-tenth of the total voting rights of all holders of ordinary shares entitled to vote at the meeting or (iv) by a holder of ordinary shares present in person or by proxy holding ordinary shares conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all ordinary shares conferring that right. Holders of Imperial Tobacco's ordinary shares do not have cumulative voting rights.

        Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless a company's articles of association specify otherwise. Imperial Tobacco's Articles of Association do not specify otherwise.

        Under English law, shareholders of a public company such as Imperial Tobacco are not permitted to pass resolutions by written consent.

  Liquidation rights

        In the event of the liquidation of Imperial Tobacco, after payment of all liabilities, the remaining assets would be shared equally by the holders of the ordinary shares. The liquidator, however, may divide among the shareholders in specie the whole or any part of the remaining assets and may determine how such division will be carried out as among the shareholders or the different classes of shareholders, provided that, in each case, he is authorized to do so by extraordinary resolution of the shareholders.

  Disclosure of interests

        Sections 198–211 of the Companies Act impose on a person interested in the shares of Imperial Tobacco a statutory obligation to notify Imperial Tobacco in writing and containing details set out in the Companies Act where:

  (A)
  he acquires (or becomes aware that he has acquired) or ceases to have (or becomes aware that he has ceased to have) an interest in shares comprising any class of Imperial Tobacco's issued and voting share capital; and

  (B)
  as a result, either he obtains, or ceases to have:

  (1)
  a "material interest" in 3% or more; or

  (2)
  an aggregate interest (whether "material" or not) in 10% or more,

of Imperial Tobacco's voting capital or the percentage of his interest in Imperial Tobacco's voting capital remains above the relevant level and changes by a whole percentage point.

        Broadly defined, a "material" interest means, any beneficial interest (including those of a spouse or child or a step-child, those of a company accustomed to act in accordance with the relevant person's instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognized scheme/collective investment scheme/open-ended investment company.

        Sections 204-206 of the Companies Act set out particular rules of disclosure where two or more parties (each a "concert party") have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/restrictions on any concert party with respect to the use, retention or disposal of the shares in the company and an acquisition of shares by a concert party pursuant to the agreement has taken place.

        Under Section 212 of the Companies Act, Imperial Tobacco may by notice in writing (a "Section 212 Notice") require a person that Imperial Tobacco knows, or has reasonable cause to believe is or was during the preceding three years interested in Imperial Tobacco's shares to indicate whether or not that is correct and, if that person does or did hold an interest in Imperial Tobacco's shares, to provide certain information as set out in the Companies Act.

        Where a Section 212 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restriction prohibiting, among other things, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares. Such restrictions may also void any agreement to transfer such shares. In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the United Kingdom. Under Imperial Tobacco's Articles of Association, certain of the powers of imposing restrictions granted to courts may be imposed by the board in certain circumstances.

        Sections 324 and 329 of the Companies Act deal with the disclosure by a person (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies.

        There are additional disclosure obligations under Rule 3 of the U.K. Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding or shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to a Regulatory Information Service and to Imperial Tobacco no later than 12:00 noon on the business day following the date of the acquisition.

        The U.K. City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and to their respective associates during the course of an offer period.

  Pre-emptive rights and new issues of shares

        Under Section 80 of the Companies Act, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities, as defined in the Companies Act, include Imperial Tobacco's ordinary shares or securities convertible into Imperial Tobacco's ordinary shares. In addition, Section 89 of the Companies Act imposes further restrictions on the issue of equity securities (as defined in the Companies Act, which include Imperial Tobacco's ordinary shares and securities convertible into ordinary shares) which are, or to be, paid up wholly in cash and not first offered to existing shareholders, except insofar as such statutory pre-emption rights have been disapplied in accordance with Section 95 of the Companies Act.

        Imperial Tobacco has an existing general disapplication of statutory pre-emption rights and an existing general consent (within the limits prescribed by the Financial Services Authority) that expire on the closure of the annual general meeting in 2003 or, if earlier, August 1, 2003.

  Variation of rights

        If, at any time, Imperial Tobacco's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or upon the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

        At every such separate general meeting, all of the provisions of Imperial Tobacco's Articles of Association relating to proceedings at a general meeting apply, except that:

  •
  the quorum is the number of persons (which must be at least two) who hold or represent by proxy at least one-third in nominal value of the issued shares of the class or, if such quorum is not present at an adjourned meeting, one person who holds shares of the class, regardless of the number of shares he holds;

  •
  any person present in person or by proxy may demand a poll; and

  •
  each shareholder will have one vote per share held in that particular class in the event a poll is taken.

        Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with, or subsequent to, that class of shares in sharing in profits or assets in Imperial Tobacco.

  General meetings and notices

        Shareholders must provide Imperial Tobacco with an address in the United Kingdom in order to be entitled to receive notices of shareholders' meetings. In certain circumstances, Imperial Tobacco may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of Imperial Tobacco's ADSs are entitled to receive notices under the terms of the deposit agreement relating to the ADSs.

        Under Imperial Tobacco's Articles of Association, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting and at a time and place determined by the Directors.

  Limitations on voting and shareholding

        There are no limitations imposed by English law or Imperial Tobacco's Articles of Association on the right of non-residents of the United Kingdom or foreign persons to hold or vote Imperial Tobacco's shares other than those limitations that would generally apply to all of the shareholders.

C    Material Contracts

        Other than as set out below, neither Imperial Tobacco nor any other member of the Imperial Tobacco Group has entered into any material contract otherwise than in the ordinary course of business for the two years prior to the date of publication of this annual report.

        In August 1996, we entered into an agreement with Hanson (the "Demerger Agreement") pursuant to which Hanson transferred its tobacco business to us in consideration for our issuing ordinary shares, representing all of our then outstanding share capital, to Hanson's shareholders. Under the Demerger Agreement, indemnities were given between Hanson and us in relation to certain tax liabilities that may result from the actions of Hanson and/or us and that may affect the tax liability of the other. We also indemnified Hanson against all liabilities in respect of tobacco-related litigation and certain other obligations, liabilities and costs. Hanson also indemnified us and our Directors for any liabilities or obligations incurred as a result of or arising from a breach of the representations and warranties made by Hanson under the Demerger Agreement.

        Also in August 1996, we entered into a deed with Hanson pursuant to which Hanson undertook not to take any action that might have the effect of disturbing any arrangements for the surrender of tax reliefs to us and members of our group for periods up to September 30, 1995, and to surrender certain tax reliefs (and enter into certain arrangements in relation to them) for the period ending September 30, 1996.

        In connection with our acquisition of Reemtsma Cigarettenfabriken GmbH, Imperial Tobacco entered into a share purchase agreement dated March 7, 2002 with Tchibo Holding Aktiengesellschaft and certain other holders of Reemtsma shares (together, the "Sellers"). Under this agreement we agreed to acquire approximately 90.01% of the Reemtsma shares for consideration of a cash payment of €5,221 million on a cash and debt free basis plus an additional amount of €140 million in respect of cash and cash equivalents (subject to certain adjustments). The Sellers made certain representations, warranties and indemnities in favor of Imperial Tobacco regarding the shares, the authorization of the Sellers to sell the shares and the business of Reemtsma and its subsidiaries and we made certain representations, warranties and indemnities in favor of the Sellers. The Sellers agreed not to compete with the Reemtsma Group in the production, distribution, sale or marketing of tobacco products for three years following completion of the acquisition, not to induce or attempt to induce any director or certain key employees to leave the employment of the Reemtsma Group for two years following the completion of the acquisition and not to use, disclose or divulge any confidential information relating to the Reetmsma Group for 20 years after the completion of the acquisition.

        Imperial Tobacco also entered into an option agreement dated March 7, 2002 with Tchibo Holding Aktiengesellschaft and certain other holders of Reemtsma shares (together, the "Deferred Sellers"), under which all parties agreed certain put and call options over approximately 9.99% of the issued shares of Reemtsma. The put option gives the Deferred Sellers the right to sell shares to us during the time period beginning either on the date of entering into the profit pooling agreement, as described below, or in any event on December 31, 2002, such right expiring on July 31, 2004. Each Deferred Seller may only exercise its right to sell in respect of all (and not some only) of its shares and the price we will pay for the shares will be the same price per share paid by us under the share purchase agreement (after adjustment). We have arranged for a bank guarantee to guarantee payment for the shares under the put option. The call option gives us the right to purchase the shares not already purchased under the put option, in the period beginning August 1, 2005 and expiring August 31, 2010. We may purchase all of the shares held by a Deferred Seller at a price to be determined according to a specified formula, although the total purchase price of the shares subject to these options is capped at €650 million. We are currently negotiating an option accession agreement whereby Tchibo Holding Aktiengesellschaft would transfer its rights and obligations under the option agreement to a wholly owned subsidiary.

        Under the terms of the option agreement, our subsidiary, Imperial Tobacco Holdings Germany GmbH & Co. KG, entered into a profit pooling agreement with Reemtsma dated May 15, 2002. Reemtsma agreed to transfer its entire profit and loss to our subsidiary, which in return agreed to pay compensation to the Deferred Sellers of 1.125% per year on the aggregate amount that each Deferred Seller would have received if he had sold his shares at the completion of the acquisition.

        In connection with our rights issue in 2002, we entered into an underwriting agreement dated March 7, 2002 with Hoare Govett Limited, Morgan Stanley & Co. International Limited and Deutsche Bank AG London, as Underwriters. Under that agreement, Hoare Govett Limited agreed to procure subscribers for certain of our shares or, failing which, the Underwriters agreed to subscribe for such shares. We agreed to pay the Underwriters an underwriting commission of one half of one percent of the aggregate value of the shares for the first 30 days of their commitment under the underwriting agreement and one eighth of one percent of the aggregate value of the shares for a prescribed period thereafter.

        In 2001, two members of the Imperial Tobacco Group, Ets L Lacroix Fils N.V. and Tabakbedrijf Baelen N.V., acquired 75% of the issued share capital of Tobaccor SA from Bolloré SA for consideration of FRF1.9 billion (approximately £179 million), pursuant to an agreement dated March 30, 2001. Imperial Tobacco was a party to the agreement as the guarantor of the obligations of Ets L Lacroix Fils N.V. and Tabakbedrijf Baelen N.V. In connection with this transaction, Bolloré SA retained 25% of the shares of Tobaccor SA. The parties to the sale agreement also entered into a shareholders agreement dated March 30, 2001, which provides Bolloré SA with certain minority protection rights. However, this agreement was superseded on September 23, 2002, when a new agreement was made for the purchase by Tobaccor from Bolloré, by way of a share buy-back, of a further 12.5% interest in Tobaccor with payment being made on December 31, 2002. Terms have been agreed to acquire the remaining interest of Bolloré in Tobaccor by December 31, 2005. Total consideration for these transactions amounts to £91 million, using a similar multiple of profit as for the acquisition of the original shares, and includes a net cash adjustment, incorporating dividends accrued since the acquisition.

        In 1999, we established a Euro Medium Term Note Program of €2 billion, with ten banks in the dealer group. We increased the size of the program on May 10, 2002 to €6 billion, with fourteen banks in the dealer group. We have utilized the Euro Medium Term Note Program as a platform for several debt issuances, as described in Item 5B: Liquidity and Capital Resources.

        See Item 6E: Share Ownership for a description of our Share Matching Scheme, LTIP, Sharesave Scheme and International Sharesave Scheme.

        See Item 6C: Board Practices—Service contracts for a description of the service contracts to which our Directors are parties.

D    Exchange Controls

        There are no U.K. restrictions on the import or export of capital that affect the remittances of dividends or other payments to non-resident holders of our ordinary shares except as otherwise set forth in "Item 10: Additional Information—Taxation" and except for restrictions that may be imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act of 1946 and the Emergency Laws Act of 1964, against the government or residents of certain countries. Except for restrictions that may be imposed from time to time by HM Treasury under such legislation, under English law and our Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold and transfer our ordinary shares in the same manner as U.K. residents or nationals.

E    Taxation

  General

        The following is a summary of certain U.S. federal income and U.K. tax consequences of the purchase and ownership of ADSs by a U.S. holder and not a complete analysis or listing of all of the possible tax consequences of such purchase or ownership. The following discussion relates to U.S. holders who hold such ADSs as capital investments and who are the beneficial owner of such ADSs. The tax treatment of a shareholder may vary depending on such shareholder's particular situation and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, dual resident entities, financial institutions, regulated investment companies, persons that hold ADSs as part of a "hedging" or "conversion" transaction or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes, persons that have a "functional currency" other than the U.S. dollar, dealers in securities, broker-dealers or entities which, alone or together with one or more associated corporations, control directly or indirectly 10% or more of our voting shares and persons who acquire ADSs as compensation) may be subject to special rules not discussed below. Investors are advised to consult their tax advisors with respect to the tax consequences of the purchase and ownership of ADSs, including specifically the consequences under state and local tax laws.

        A U.S. holder is (a) a citizen or resident of the United States; (b) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if a court within the United States is able to exercise primary jurisdiction over the trust and one or more U.S. persons have the authority to control substantial decisions of the trust. If a partnership holds ADSs, the U.S. federal income tax consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding ADSs should consult its tax advisor. The following discussion does not generally deal with the position of a U.S. holder who is resident or ordinarily resident in the United Kingdom for tax purposes or who is subject to U.K. taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom.

        The statements of U.S. federal income and U.K. tax laws set forth below are based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (including those in temporary form) and judicial and administrative interpretations thereof, the existing U.S.-U.K. double taxation convention relating to income and capital gains (the "Income Tax Convention") and U.K. tax laws and U.K. Inland Revenue practice in force as of the date of the filing of this annual report. All of the foregoing are subject to change, and such a change could have retroactive effect on the tax consequences described below.

        The United States and the United Kingdom have agreed the form of a new double tax convention (the "New Convention") to replace the "Income Tax Convention". If and when the New Convention (in its current form) between the United States and the United Kingdom enters into force, the tax consequences to U.S. holders of our ordinary shares or ADSs will differ as set out below.

        Beneficial owners of ADSs will generally be treated as the owners of the underlying ordinary shares for purposes of the Income Tax Convention and the U.S.-U.K. double taxation convention relating to estate and gift taxes (the "Estate and Gift Tax Convention") and for purposes of the Code. The following discussion assumes that U.S. holders are residents of the United States for purposes of the Income Tax Convention and the New Convention and are otherwise entitled to the benefits of these Conventions.

        The U.S. Treasury Department has expressed concern that depositories for depository receipts, or other intermediaries between the holders of ADSs of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders (as defined below) of such receipts or ADSs. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

  Taxation of dividends

        Subject to the passive foreign investment company rules discussed below, the gross amount of distributions paid to U.S. holders of ADSs (including the tax credit amount, as described below) will be treated as taxable dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits of ITG, as determined under U.S. federal income tax principles. Dividend income will be includable in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by the U.S. holder and will not be eligible for the dividends received deduction allowed to corporations under the Code.

        To the extent that the amount of any distribution exceeds ITG's current and accumulated earnings and profits for a taxable year (as so determined), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. holder on a subsequent disposition of the ADSs) and the balance in excess of adjusted basis will be taxed as capital gain recognized on a deemed sale or exchange of the ADSs. ITG does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and therefore distributions will generally be taxable as a dividend.

        The amount of any dividend paid in sterling will equal the U.S. dollar value of the sterling received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by a U.S. holder, regardless of whether the sterling is converted into U.S. dollars. If the sterling received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the sterling equal to its U.S. dollar value on the date of actual or constructive receipt. Any gain or loss realized by a U.S. holder on a subsequent conversion or other disposition of the sterling will be treated as ordinary income or loss and generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

        Under current U.K. tax law, we will not be required to withhold tax at source from dividend payments which we make. Under the Income Tax Convention, U.S. holders are generally entitled to a U.K. tax credit equal to one-ninth of the amount of the cash dividend (or the equivalent of 10% of the aggregate of the amount of the dividend and the associated U.K. tax credit) subject to a notional U.K. withholding tax in an amount not exceeding 15% of the aggregate of the amount of the dividend and the amount of the tax credit. Because the notional U.K. withholding tax will fully offset the U.K. tax credit, U.S. holders of ADSs will not receive any net payment from the U.K. Inland Revenue in respect of any U.K. tax credit on dividends paid by ITG. A U.S. holder may elect the benefits of the Income Tax Convention so as to include the U.K. tax credit amount in income and may claim a U.S. foreign tax credit for a notional U.K. withholding tax (subject to otherwise applicable limitations on U.S. foreign tax credit claims). This election is made by filing I.R.S. Form 8833 with the taxpayer's income tax return for the relevant year. If this election is made, for example, a U.S. holder that is an individual, who received an £8.00 dividend, will be considered to receive a dividend of £8.89 (£8.00 dividend plus an 89 pence gross U.K. tax credit). Such U.S. holder should also be considered to have paid 89 pence of U.K. tax that, subject to any applicable limitation, could be creditable against such U.S. holder's U.S. federal income tax liability.

        A U.S. holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the U.S. holder has not held the ordinary shares or ADSs for at least 16 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a U.S. holder has substantially diminished their risk of loss on the ordinary shares or ADSs are not counted toward meeting the 16-day holding period required by the statute. A U.S. holder that is under an obligation to make related payments with respect to the ordinary shares or ADSs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

        If the New Convention enters into force, the Income Tax Convention rules described above, relating to U.K. tax credits and notional withholding, will no longer apply to U.S. holders, except, if elected by such U.S. holder, during the twelve months after it comes into effect. It is not clear when the New Convention will enter into force. U.S. holders should consult their tax advisors regarding application of the foreign tax credit rules under the Income Tax Convention and the implications of the adoption of the New Convention, including its effective date.

  Taxation of capital gains

        A U.S. holder who is not resident or ordinarily resident for U.K. tax purposes in the United Kingdom will not be liable for U.K. taxation on capital gains realized or accrued on the sale or other disposal of ADSs unless, at the time of the sale or other disposal, the U.S. holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation, or such branch or agency.

        A U.S. holder of ADSs who is an individual and who, broadly, has, on or after March 17, 1998, ceased to be resident or ordinarily resident in the United Kingdom for U.K. tax purposes for a period of less than five years of assessment and who disposes of ordinary shares or ADSs during that period may also be liable to U.K. tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such U.S. holder was not resident or ordinarily resident in the United Kingdom at the time of the sale or other disposal. As described below, a U.S. holder will be liable for U.S. federal income tax on such gains.

        Subject to the passive foreign investment company rules discussed below, for U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or exchange of an ADS in an amount equal to the difference between the amount realized (or its U.S. dollar equivalent, determined at the spot rate on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date), if the amount is determined in a foreign currency) for the ADS and the U.S. holder's U.S. dollar tax basis in such ADS.

        Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period (determined under U.S. federal income tax principles) for such ADS exceeds one year. Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source income or loss, except that losses will be treated as foreign source to the extent that the U.S. holder received dividends that were includible in the financial services income basket during the 24 month period prior to the sale. Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates for certain taxpayers that hold the ADS for more than one year) and capital losses (the deductibility of which is subject to limitations).

  Passive Foreign Investment Company Rules

        A non-U.S. company is a passive foreign investment company ("PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. If ITG were a PFIC in any year during which a U.S. holder owned ADSs, the U.S. holder would be subject to additional taxes on any excess distributions received from ADSs and any gain realized from sale or other disposition of the ADSs (regardless whether ITG continued to be a PFIC). ITG believes that it is not, and does not expect to become a PFIC for U.S. federal income tax purposes. A determination as to whether a non-U.S. company is a PFIC must be made on an annual basis at the end of each taxable year, and ITG's status could change depending, among other things, upon changes in its activities and assets and upon the gross receipts and assets of corporations in which ITG owns a 25% or more interest, but which ITG does not control. Accordingly, no assurance can be given that ITG will not be considered a PFIC in the current or any future years. Investors should consult their tax advisors as to the consequences of an investment in a PFIC.

  U.S. backup withholding tax

        Dividends paid on ordinary shares or ADSs to a U.S. holder may be subject to a U.S. backup withholding tax of 30%. In addition, the payment of proceeds of a sale, exchange or redemption of our ordinary shares or ADSs to a U.S. holder may be subject to U.S. information reporting requirements and/or backup withholding tax.

        U.S. holders can avoid the imposition of backup withholding tax by (i) reporting their taxpayer identification number to their broker or paying agent on U.S. Internal Revenue Service Form W-9 or other applicable form, (ii) certifying that they are not subject to backup withholding or (iii) otherwise complying with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder will generally be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided that the required returns are filed with the U.S. Internal Revenue Service on a timely basis.

  Inheritance tax

        ADSs held by an individual who is domiciled for the purposes of the Estate and Gift Tax Convention in the United States and is not, for the purposes of the Estate and Gift Tax Convention, domiciled in the United Kingdom or a national of the United Kingdom, will generally not be subject to U.K. inheritance tax on the individual's death or on a transfer of ADSs during the individual's lifetime provided that the ADSs do not form part of the business property of a permanent establishment situated in the United Kingdom or pertain to a fixed base situated in the United Kingdom used for the performance of independent personal services. If the ADSs are transferred to or held in a settlement they will not be subject to U.K. inheritance tax, provided that at the time when the settlement was made the settlor was domiciled for the purposes of the Estate and Gift Tax Convention in the United States and was not for purposes of the Estate and Gift Tax Convention a national of the United Kingdom (and provided that the ADSs do not form part of the business property of a permanent establishment situated in the United Kingdom or pertain to a fixed base situated in the United Kingdom used for the performance of independent personal services). In the exceptional case where ADSs are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in the Estate and Gift Tax Convention.

  U.K. Stamp duty and stamp duty reserve tax

        The following statements are intended as a general guide to the current position in relation to stamp duty and stamp duty reserve tax ("SDRT"). Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for SDRT, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

        An instrument of transfer of an ADS is not subject to U.K. stamp duty or SDRT, provided that it is executed and kept at all times outside the United Kingdom. However, if an instrument executed on or after October 1, 1999 is brought into the United Kingdom, then in addition to U.K. stamp duty being payable within 30 days thereof at 0.5% of the consideration for the transfer (rounded up to the nearest £5), an interest charge will also be due, calculated from the date which is 30 days after the instrument was executed. Penalties may also be payable. An agreement to transfer ADSs in the form of depositary receipts will not give rise to a liability to U.K stamp duty or SDRT.

        A conveyance or transfer on sale of ordinary shares, as opposed to ADSs, outside the CREST system will normally give rise to a charge to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5), which is generally payable by the purchaser or transferee. An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the ordinary shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

        Where ordinary shares are issued or transferred to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, U.K. stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the ordinary shares or, in the case of an issue to such persons, the issue price of the ordinary shares.

        Under the CREST system for paperless share transfers, deposits of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of ordinary shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the ordinary shares on relevant transactions settled within the system.

        A conveyance or transfer outside the CREST system of the underlying ordinary shares represented by ADSs from the custodian of the depositary or the depositary to an ADS holder upon cancellation of the ADS will only be subject to a fixed U.K. stamp duty of £5 per instrument of transfer. Any such conveyance inside the CREST system will not be chargeable with any SDRT.

        In accordance with the terms of the Form of Amended and Restated Deposit Agreement dated as of November 2, 1998 among Imperial Tobacco, Citibank, N.A., as the Depositary, and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder, any stamp, transfer or other applicable tax or other governmental charge payable with respect to any ADS or any deposited security represented by the ADS shall be payable by the holder of such ADS or deposited security.

F    Dividends and Paying Agents

        This section is not applicable.

G    Statement by Experts

        This section is not applicable.

H    Documents on Display

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, will file reports and other information with the Securities and Exchange Commission. The reports and other information, as well as registration statements and exhibits and schedules thereto, may be inspected without charge at, and copies may be obtained at prescribed rates from, the public reference facilities of the U.S. Securities and Exchange Commission's principal office at:

        Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, U.S.A.

        And at the Securities and Exchange Commission's regional office at:

        500 West Madison Street, Suite 1400, Chicago, Illinois 60661, U.S.A.

        The public may obtain information on the operation of the Securities and Exchange Commission's public reference facilities by calling in the United States at 1-800-SEC-0330. Copies of the reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006, U.S.A.

        In addition, we file this material electronically with the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site that contains reports and information about issuers, like Imperial Tobacco, who file electronically. The address of that web site is www.sec.gov.

I      Subsidiary Information

        This section is not applicable.

Item 11:    Quantitative and Qualitative Disclosures about Market Risk

        The following discussion of our risk management activities includes forward-looking statements that involve uncertainties. You should read this information in conjunction with Item 5: Operating and Financial Review and Prospects and note 15 of our consolidated financial statements included in this annual report. For a discussion of uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements, see the cautionary statements referred to in "Disclosure Regarding Forward-Looking Statements."

        We operate a centralized group treasury function that is responsible for the management of the financial risks of the group together with its financing and liquidity requirements. It does not operate as a profit center, nor does it enter into speculative transactions and it is subject to policies and procedures approved by the board. A treasury sub-committee oversees the operation of group treasury in accordance with the delegated authorities set out by the board. The group treasurer reports on a regular basis to the board.

        By their nature, derivative instruments involve risk, including market risk and the credit risk of non- performance by counterparties. We have entered into such transactions with a diversified group of major financial institutions with suitable credit ratings in order to manage credit exposure. Based on our portfolio of financial and derivative instruments at September 28, 2002, we do not consider the risk of non-performance by counterparties to be material to us.

        The financial instruments held by the group as at September 28, 2002 and as at September 29, 2001 can be found in note 15 of our consolidated financial statements included in this annual report. The tables in note 15(v) and 15(vii) present the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the weighted average interest rates relevant.

  Exposure to interest rate fluctuations

        The group is exposed to fluctuations in interest rates on its borrowings and cash surplus and operates a policy designed to reduce this risk and maintain a cost efficient balance of fixed and floating rate debt.

        We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at September 28, 2002, approximately 9% of our net debt, including deferred consideration, was denominated in pounds sterling, 88% in euro and the remaining 3% in other currencies. This compares with the position as at September 29, 2001, when approximately 30% of our net debt was denominated in pounds sterling, 63% in euro and the remaining 7% in other currencies. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates. Based on our net interest charge for fiscal 2002 (excluding exceptional interest), a 10% relative increase in interest rates would result in an approximate increase of £1.6 million in the net interest charge. We manage our exposure to interest rate changes through our financing activities and, where appropriate, through the use of derivative financial instruments, such as interest rate swaps, cross currency swaps, and caps.

        As at September 28, 2002, the level of gross debt fixed after the effect of interest rate derivatives was as follows:

Currency	Total	Fixed Rate Financial Liabilities	Percentage of Borrowings Fixed
	(£ million)	(£ million)	(%)
Sterling	475	450	95
Euro	3,499	2,708	77
Australian dollar	98	25	26
U.S. dollar	31	—	—
Other	17	17	100

	4,120	3,200	78

        This table should be read in conjunction with note 15 of our consolidated financial statements included in this annual report.

        There has been no change in the percentage of borrowings fixed subsequent to September 28, 2002.

  Exposure to currency fluctuations

        We are exposed to movements in exchange rates for trading in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts.

        In fiscal 2002, 66% of our turnover (excluding duty), or £1,455 million, and 51% of our operating profit, or £405 million, was in international markets compared with 53% of our turnover (excluding duty) and 46% of our operating profit in fiscal 2001. The majority of sales in these markets is invoiced by us in currencies other than in pounds sterling, in particular, U.S. dollars and euro, together with other European currencies. Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

        Based on our results for fiscal 2002, a 10% increase in the value of the pounds sterling relative to each of the other currencies in the countries in which we sell our products, would result in a £146 million and £41 million reduction in turnover excluding duty and operating profit, respectively.

        We use foreign currency derivative instruments, such as forward foreign exchange contracts, to reduce our exposure to the risk that sales of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. Such foreign exchange contracts are designated for forecasted sales and purchases and reduce our overall exposure to exchange rate movements. As at September 28, 2002, we had £32.6 million notional outstanding forward foreign exchange contracts. As at September 29, 2001, there were no outstanding forward foreign exchange contracts. We intend to increase our use of foreign exchange contracts to hedge our foreign currency exposure to represent between three and nine months foreign currency denominated sales and purchases.

  Exposure to commodity fluctuations

        Our financial results are exposed to fluctuations in the price of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. The current political situation in Zimbabwe has resulted, and may continue to result, in a significantly reduced tobacco crop. This may also lead to changes in price. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, Zimbabwe, Canada and India. Our acquisition of Tobaccor has given us a direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor's subsidiaries.

        In fiscal 2002, we purchased approximately 85,000 tonnes of tobacco leaf through a number of well- established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long term contracts based on price. Based on fiscal 2002 purchase volumes, a 10% relative increase in the cost of tobacco leaf would result in an increase of approximately £14 million in tobacco leaf costs to the group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturer's own price increases and thereby limit any related effect on our operating profit.

Item 12:    Description of Securities other than Equity Securities

        This item is not applicable.

PART II

Item 13:    Defaults, Dividend Arrearages and Delinquencies

        There are no matters to be reported under this item.

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

        There are no matters to be reported under this item.

Item 15:    Disclosure Controls and Procedures

        Within the 90 days prior to the filing date of this annual report, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Finance Director, of the effectiveness and design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive and Finance Director concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

        For details of the audit committee, the disclosure committee, internal controls and the code of ethics adopted by senior executives and financial officers, please see Item 6C: Board Practices.

Item 16:    Reserved

PART III

Item 17:    Financial Statements

        Our consolidated financial statements, together with the report thereon by independent accountants, are filed as part of this annual report as pages F-2 to F-60.

        An index to these pages is given on page F-1.

Item 18:    Financial Statements

        This item is not applicable as we have responded to Item 17.

Item 19:    Exhibits

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco (incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).
2.1
Form of Indenture among Imperial Tobacco Overseas B.V., Imperial Tobacco and The Chase Manhattan Bank, as Trustee, including form of note (incorporated by reference to Exhibit 4.1 to Imperial Tobacco Overseas's and Imperial Tobacco's Registration Statement on Form F-1, dated March 26, 1999 (File Nos. 333-10128 and 333-10128-01)).
2.2
Form of Amended and Restated Deposit Agreement among Imperial Tobacco, Citibank, N.A., as the Depositary, and all holders and beneficial owners of ADRs issued thereunder (incorporated by reference to Exhibit 2.1 to Imperial Tobacco's Registration Statement on Form 20-F, dated October 26, 1998 (File No. 1-14874) (the "20-F Registration Statement")).
2.3
Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/8% Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco.
4.1	Demerger Agreement, dated as of August 28, 1996, between Hanson PLC and Imperial Tobacco (incorporated by reference to Exhibit 3.1 to the 20-F Registration Statement).
4.2	Deed, dated as of August 28, 1996, between Hanson and Imperial Tobacco Limited (incorporated by reference to Exhibit 3.2 to the 20-F Registration Statement).
4.3	Imperial Tobacco Group PLC Share Matching Scheme.
4.4	Imperial Tobacco Group PLC Long-Term Incentive Plan.
4.5	Imperial Tobacco Group PLC Sharesave Scheme.
4.6	Imperial Tobacco Group PLC International Sharesave Plan.
4.7	Imperial Tobacco Group PLC Bonus Match Plan.
4.8	Directors' Service Contracts.
4.9
Share Purchase Agreement, dated March 7, 2002 among Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).
4.10	Underwriting Agreement, dated March 7, 2002, between Imperial Tobacco, Hoare Govett Limited, Morgan Stanley & Co. International Limited and Deutsche Bank AG London.
4.11
Option Agreement, dated March 7, 2002, between Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

4.12	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma.
4.13
Euro 6,000,000,000 Debt Issuance Programme (Euro Medium Term Note Program) of Imperial Tobacco Overseas B.V. and Imperial Tobacco Finance PLC, guaranteed by Imperial Tobacco, with fourteen banks in dealer group, including J.P. Morgan Securities Ltd. as arranger (Offering Circular incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).
8.1	The list of Imperial Tobacco's subsidiaries is incorporated by reference to Note 30 of the Notes to Consolidated Financial Statements included in this annual report.
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL TOBACCO GROUP PLC
	By:	/s/ ROBERT DYRBUS Robert Dyrbus Finance Director
Date: February 13, 2003

CERTIFICATION

I, Gareth Davis, certify that:

1.
I have reviewed this annual report on Form 20-F of Imperial Tobacco Group PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 13, 2003	/s/ GARETH DAVIS Gareth Davis Chief Executive

CERTIFICATION

I, Robert Dyrbus, certify that:

1.
I have reviewed this annual report on Form 20-F of Imperial Tobacco Group PLC;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure control and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 13, 2003	/s/ ROBERT DYRBUS Robert Dyrbus Finance Director

IMPERIAL TOBACCO GROUP PLC

INDEX TO FINANCIAL STATEMENTS

IMPERIAL TOBACCO GROUP PLC

REPORT OF INDEPENDENT ACCOUNTANTS

        To the Board of Directors and the shareholders of Imperial Tobacco Group PLC.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of total recognized gains and losses and cash flows present fairly, in all material respects, the financial position of Imperial Tobacco Group PLC and its subsidiaries at September 28, 2002 and September 29, 2001 and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2002 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting policies generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended September 28, 2002 and the determination of consolidated shareholders' funds or deficit at September 28, 2002 and September 29, 2001 to the extent summarized in note 29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
 Chartered Accountants

Bristol, England
November 25, 2002

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	2000	2001	Existing operations 2002	Acquisitions 2002	Continuing operations 2002
		(In £'s million)
Turnover	1	5,220	5,918	6,544	1,752	8,296
Duty in turnover	1	(3,920)	(4,444)	(4,899)	(1,178)	(6,077)
Costs and overheads less other income	2	(740)	(870)	(1,043)	(573)	(1,616)

Operating profit	1	560	604	602	1	603

Group operating profit before amortization and exceptional items		568	619	682	107	789
Amortization		(8)	(15)	(21)	(62)	(83)
Exceptional items	3	—	—	(59)	(44)	(103)

Interest and other finance charges	5	(110)	(110)			(180)

Exceptional finance charges		—	—			(33)
Other interest and finance charges		(110)	(110)			(147)

Profit on ordinary activities before taxation		450	494			423
Taxation	6	(127)	(139)			(140)

Profit on ordinary activities after taxation		323	355			283
Equity minority interests		—	(5)			(11)

Profit attributable to shareholders		323	350			272
Dividends	7	(163)	(178)			(229)

Retained profit for the year	19	160	172			43

		Restated	Restated
Earnings per ordinary share—Basic	8	52.3p	56.6p			41.0p
—Adjusted	8	53.6p	59.0p			68.4p
(before exceptional items and amortization)
—Diluted	8	52.0p	56.2p			40.8p

Dividends per ordinary share—Interim	7	8.4p	9.0p			10.0p
—Proposed final	7	18.0p	19.8p			23.0p

        All activities derive from continuing operations. There is no difference between the profit as shown above and that calculated on an historical cost basis.

        The results for 2002 relate to the 52 weeks from September 30, 2001 to September 28, 2002. The results for 2001 relate to the 53 weeks from September 24, 2000 to September 29, 2001. The results for 2000 relate to the 52 weeks from September 26, 1999 to September 23,2000.

        Comparatives for earnings per share and dividends per share reflect the bonus element of the two-for-five discounted rights issue approved on April 8, 2002. The interim dividend per share for 2002 has been similarly adjusted.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	2000	2001	2002
	(In £'s million)
Profit attributable to shareholders	323	350	272
Exchange movements on retranslation of net investments and related borrowings	(10)	4	10
Taxation (debit)/credit on unhedged borrowings	(5)	(2)	2

Total recognized gains for the year	308	352	284

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED BALANCE SHEETS

	Notes	September 29, 2001	September 28, 2002
		(In £'s million)
Fixed assets
Intangible assets	9	332	3,563
Tangible assets	10	242	751
Investments	11	16	23

		590	4,337

Current assets
Stocks	12	501	977
Debtors	13	438	734
Investments	11	143	112
Cash		198	312

		1,280	2,135

Creditors: amounts falling due within one year	14	(1,541)	(2,322)

Net current liabilities		(261)	(187)

Total assets less current liabilities		329	4,150
Creditors: amounts falling due after more than one year	14	(1,386)	(3,694)
Provisions for liabilities and charges	16	(44)	(531)

Net liabilities		(1,101)	(75)

Capital and reserves
Called up share capital	17	52	73
Share premium account	19	—	964
Profit and loss account	19	(1,174)	(1,129)

Equity shareholders' funds	27	(1,122)	(92)
Equity minority interests	28	21	17

		(1,101)	(75)

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2000	2001	2002
		(In £'s million)
Net cash inflow from operating activities	24	470	638	824

Returns on investments and servicing of finance
Interest received		17	19	18
Interest paid		(99)	(176)	(171)
Dividends paid to minority interests		—	(3)	(3)

Net cash outflow from returns on investments and servicing of finance		(82)	(160)	(156)

Taxation		(115)	(154)	(157)

Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(49)	(44)	(52)
Sale of tangible fixed assets		2	6	6
Purchase of fixed asset investments		(1)	—	(8)

Net cash outflow from capital expenditure and financial investment		(48)	(38)	(54)

Acquisitions
Payments to acquire businesses		(1)	(275)	(3,442)
Net cash acquired with businesses		—	16	266
Deferred consideration in respect of prior year acquisitions		(2)	(2)	—

Net cash outflow from acquisitions		(3)	(261)	(3,176)

Equity dividends paid		(148)	(167)	(184)

Net cash inflow/(outflow) before management of liquid resources and financing		74	(142)	(2,903)

Management of liquid resources
(Increase)/decrease in investments held as current assets		(2)	8	233

Financing
Issue of ordinary share capital		—	—	1,000
Payments of expenses on issue of equity shares		—	—	(15)
Debt due within one year—increase/(decrease) in short-term borrowings		624	(542)	(502)
Debt due beyond one year—(decrease)/increase in borrowings		(564)	544	2,300

Net cash inflow from financing		60	2	2,783

Increase/(decrease) in cash in the year		132	(132)	113

        The consolidated cash flow for 2002 is for the period from September 30, 2001 to September 28, 2002. The consolidated cash flow for 2001 is for the period from September 24, 2000 to September 29, 2001. The consolidated cash flow for 2000 is for the period from September 26, 1999 to September 23, 2000.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

ACCOUNTING POLICIES

        The accounts have been prepared in accordance with Accounting Standards currently applicable in the United Kingdom. The principal accounting policies, which have been applied consistently, are set out below.

Basis of accounting

        The accounts have been prepared in accordance with the historical cost convention.

Basis of consolidation

        The consolidated accounts incorporate the audited accounts of Imperial Tobacco Group PLC and all its subsidiary undertakings.

        The results of businesses are included from the effective date of acquisition and businesses sold are included up to the date of disposal.

        The principal operating subsidiary undertakings are listed on pages F-43 and F-44.

Intangible fixed assets—goodwill

        Businesses acquired have been dealt with in the consolidated accounts using acquisition accounting. Upon the acquisition of a business, the fair values that reflect the condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of the businesses acquired into alignment with those of the group. Where the consideration paid exceeds the fair value of the net assets acquired, the difference is treated as goodwill.

        Goodwill arising on acquisitions made on or after September 27, 1998 is capitalized and amortized on a straight line basis over its useful economic life, a period not exceeding 20 years. Previously all goodwill was written off against reserves in the period of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is determined after including the attributable amount of purchased goodwill previously written off to reserves.

Intangible fixed assets—trademarks and licenses

        Trademarks and licenses are included at cost and depreciated in annual equal installments over a period which does not exceed 20 years.

Tangible fixed assets

        Tangible fixed assets are shown at cost less depreciation. No depreciation is provided on freehold land. Depreciation of other fixed assets is calculated to write off their cost less residual values over their expected useful lives as follows:

Freehold and leasehold buildings	up to 50 years	(straight line)
General plant and equipment	2 to 24 years	(straight line/reducing balance)
Motor vehicles	3 to 5 years	(straight line)

Impairment of fixed assets

        The carrying value of fixed assets is subject to periodic review and any impairment is charged to the profit and loss account.

Capitalization of interest

        Interest incurred on borrowings for the financing of long-term capital projects is capitalized at the weighted average cost of the related borrowings up to the date of completion of the project.

Stocks

        Stocks are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (FIFO) method. Cost includes an addition for overheads where appropriate.

Deferred taxation

        Deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognized where their recovery is considered more likely than not. Deferred tax assets and liabilities have not been discounted.

Turnover

        Turnover represents the amount charged to customers in respect of goods supplied, exclusive of VAT but inclusive of excise duty.

Research and development

        Expenditure on research and development is written off in the period in which it is incurred.

Foreign currencies

        Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction, or where forward cover contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies, where a contracted rate does not apply, are retranslated at the exchange rates ruling at the balance sheet date and any exchange differences are taken to the profit and loss account.

        The profit and loss accounts of overseas subsidiaries are translated at the average rate of exchange ruling during the year. The balance sheets of the overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Differences between the profit and loss accounts translated at average rates and at balance sheet rates are shown as a movement in reserves and in the statement of total recognized gains and losses.

        The group's significant overseas equity investments are hedged by borrowings in the currencies in which those assets are denominated. Exchange differences arising on the retranslation of the overseas net investments, including goodwill, less exchange differences on the borrowings, to the extent that they finance those investments, are taken to reserves through the statement of total recognized gains and losses. Other exchange gains and losses are dealt with in the profit and loss account.

Derivative financial instruments

        Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks. Instruments qualify for hedge accounting where the underlying asset or liability has characteristics which can be directly related to the instrument transacted. The gains and losses on those instruments, qualifying for hedge accounting, are recognized in the financial statements over the life of the transaction. All current derivative financial instruments qualify for hedge accounting under U.K. GAAP.

        The group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risks relating to monetary assets and liabilities).

Pension costs

        The cost of providing pensions is charged to the profit and loss account over employees' service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees, to the extent that any resulting credit does not exceed the regular cost.

Interest

        Interest payable and receivable is recognized in the profit and loss account on an accruals basis, subject to interest capitalized in respect of capital projects. Derivative transactions, principally interest rate swaps, are used to reduce exposure to interest rate movements on a proportion of floating rate debt. Hedge accounting is applied to these transactions and as a result the interest differentials under these transactions are recognized in the financial statements by adjustment of interest payable (and receivable) over the life of the transactions.

IMPERIAL TOBACCO GROUP PLC

NOTES TO THE ACCOUNTS

1      Segmental information

        The group is engaged in only one class of business; the manufacture, marketing and distribution of tobacco products and tobacco-related accessories.

        The geographical analysis has been amended to reflect more appropriately, in the opinion of the Directors, the activities of the enlarged group. The effect of the changes is to split what was previously International, into Germany, Other Western Europe and Rest of the World. The comparatives have been adjusted to reflect both the new segments and a more appropriate ongoing basis of overhead allocation.

        The geographical analysis of turnover, duty in turnover, operating profit and capital employed was as follows:

	Restated 2000	Restated 2001	Existing operations 2002	Acquisitions 2002	Continuing operations 2002
	(In £'s million)
Turnover
By destination
U.K.	3,551	4,053	4,437	49	4,486
Germany	99	157	229	910	1,139
Other Western Europe	884	975	1,004	186	1,190
Rest of the World	686	733	874	607	1,481

Total continuing operations	5,220	5,918	6,544	1,752	8,296

By origin
U.K.	4,004	4,623	5,087	49	5,136
Germany	98	164	237	1,045	1,282
Other Western Europe	1,011	1,027	1,106	293	1,399
Rest of the World	586	642	811	453	1,264
To group companies	(479)	(538)	(697)	(88)	(785)

Total continuing operations	5,220	5,918	6,544	1,752	8,296

	Restated 2000	Restated 2001	Existing operations 2002	Acquisitions 2002	Continuing operations 2002
	(In £'s million)
Duty in turnover
By destination
U.K.	2,885	3,362	3,680	42	3,722
Germany	55	95	160	705	865
Other Western Europe	518	546	557	138	695
Rest of the World	462	441	502	293	795

Total continuing operations	3,920	4,444	4,899	1,178	6,077

	Restated 2000	Restated 2001	Existing operations 2002	Acquisitions 2002	Continuing operations 2002
	(In £'s million)
Operating profit
By destination
U.K.	351	353	390	—	390
Germany	10	10	13	54	67
Other Western Europe	153	193	211	6	217
Rest of the World	54	63	68	47	115

Trading operations	568	619	682	107	789
Amortization	(8)	(15)	(21)	(62)	(83)
Exceptional items	—	—	(59)	(44)	(103)

Total continuing operations	560	604	602	1	603

By origin
U.K.	438	455	483	—	483
Germany	14	18	26	67	93
Other Western Europe	77	109	116	5	121
Rest of the World	39	37	57	35	92

Trading operations	568	619	682	107	789
Amortization	(8)	(15)	(21)	(62)	(83)
Exceptional items	—	—	(59)	(44)	(103)

Total continuing operations	560	604	602	1	603

	2001	Existing operations 2002	Acquisitions 2002	Continuing operations 2002
	(In £'s million)
Capital employed
By location (based on origin)
U.K.	38	(103)	3	(100)
Germany	(1)	(7)	6	(1)
Other Western Europe	272	102	(3)	99
Rest of the World	21	29	310	339

Total continuing operations	330	21	316	337

        Capital employed is reconciled to the consolidated balance sheet as follows:

	2001	2002
	(In £'s million)
Net liabilities	(1,101)	(75)
Intangible fixed assets	(332)	(3,563)
Taxation	101	113
Net debt	1,540	3,695
Dividend payable	122	167

	330	337

2      Costs and overheads less other income

	2000	2001	Existing operations 2002	Acquisitions 2002	Continuing operations 2002
	(In £'s million)
Changes in stocks of finished goods and work in progress (excluding excise duty)	8	13	12	(3)	9
Raw materials and consumables (excluding excise duty)	228	241	282	198	480
Employment costs (note 4)	153	184	204	97	301
Depreciation and amortization	33	49	63	74	137
Exceptional items (note 3)	—	—	59	44	103
Other operating charges	318	383	423	163	586

	740	870	1,043	573	1,616

	2000	2001	2002
	(In £'s million)
Other operating charges above include:
Auditors' fees and expenses	0.7	0.8	2.3
(including company: 2000: £69,000; 2001: £75,000; 2002: £81,000)
	2000	2001	2002
	(In £'s million)
Auditors fees and expenses for non-audit work, being advice in connection with:
Acquisitions	0.4	1.4	4.0
Other work, principally taxation advice	0.4	0.3	0.3

In the U.K.	0.8	1.7	4.3
Overseas	0.4	0.4	0.5

	1.2	2.1	4.8

        The group has not sought any management consultancy services from its auditors.

3      Exceptional items

        Exceptional items of £103 million comprise £9 million in respect of the streamlining of the group's operations announced in October 2001 and £94 million in respect of the reorganization of the group, announced in September 2002, to integrate Reemtsma with the group's existing businesses. These costs relate primarily to termination of employment.

        The exceptional finance charge is explained in note 5. The tax relief on exceptional items is disclosed in note 6.

4      Directors and employees

	2000	2001	2002
	(In £'s million)
Employment costs
Wages and salaries	133	159	259
Social security costs	15	18	29
Pension costs	5	7	13

	153	184	301

        For further information of directors, directors' remuneration and directors' share options, refer to Item 6: Directors, Senior Management and Employees.

Average number of persons employed by the group during the year

U.K.	2,690	2,810	2,791
Germany	173	379	1,514
Other Western Europe	1,469	1,475	1,650
Rest of the World	583	1,696	5,485

	4,915	6,360	11,440

        The average number of employees overseas has increased by 5,099 as a result of the inclusion of Reemtsma employees for the four and a half months subsequent to the completion of the acquisition, the acquisition of Lao Tobacco and the full year impact of the prior year acquisition of Tobaccor.

5      Interest and other finance charges

	2000	2001	2002
	(In £'s million)
Interest payable
On bank loans and overdrafts	61	41	50
On other loans	68	90	118

	129	131	168
Interest capitalized	(2)	(1)	—

	127	130	168
Interest receivable	(17)	(20)	(21)

Net interest	110	110	147
Exceptional finance charges	—	—	33

	110	110	180

        During the year the group negotiated new bank facilities in order to finance the acquisition of Reemtsma Cigarettenfabriken GmbH. This incurred one-off facility arrangement fees of £45 million which have been fully expensed in the period as exceptional finance charges, partially offset by a £12 million foreign exchange gain resulting from hedging arrangements to exchange the sterling equity issuance into euros.

6      Taxation

	2000	2001	2002
	(In £'s million)
Analysis of charge in the year
Current tax
U.K. Corporation tax at 30.0% (2000: 30.0%; 2001: 30.0%)	95	96	98
Adjustments to current tax in respect of prior years	(5)	(4)	(1)

	90	92	97
Overseas
Current	32	43	70

Total current tax	122	135	167
Deferred tax
Origination and reversal of timing differences	5	4	(27)

Total tax charge	127	139	140

        The tax charge includes tax relief on exceptional items of £37 million.

Factors affecting the current tax charge for the year

        Pre-goodwill amortization, the tax assessed for the year at 27.7% is lower than the standard higher rate of corporation tax in the U.K. (30.0%). Post-goodwill amortization, the effective tax rate exceeded 30.0% and the differences are explained below:

	2000	2001	2002
	(In £'s million)
Profit on ordinary activities before taxation	450	494	423

Profit on ordinary activities multiplied by standard rate of corporation tax in the U.K. of 30.0% (2000: 30.0%; 2001: 30.0%)	135	148	127
Effects of:
Expenses not deductible for tax purposes	3	2	1
Non-deductible goodwill	—	2	25
Lower tax rates on overseas earnings	(10)	(8)	(12)
Current deferred tax	(5)	(4)	27
Other	(1)	(5)	(1)

Total current tax	122	135	167

Factors that may affect future charges

        No provision has been made for deferred tax on gains rolled over into replacement assets. Such tax would become payable only if the assets were sold without it being possible to claim rollover relief. The total amount unprovided is £6 million and it is not envisaged that any tax will become payable in the foreseeable future. No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, associates or joint ventures, as no dividends have been declared. The group does not intend to remit dividends in future but if it were to there would be an immaterial tax charge as a result.

7      Dividends on ordinary shares

	2000	2001	2002
	(In £'s million)
Interim 10.0p (Restated: 2000: 8.4p; 2001: 9.0p)	52	56	62
Proposed final 23.0p (Restated: 2000: 18.0p; 2001: 19.8p)	111	122	167

	163	178	229

        Comparative dividend per ordinary share figures and the interim dividend per share for 2002 have been adjusted for the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.

8      Earnings per share

	Restated 2000	Restated 2001	2002
	(In pence)
Earnings per share
Basic	52.3	56.6	41.0
Adjustment for exceptional items and amortization	1.3	2.4	27.4

Adjusted	53.6	59.0	68.4

Diluted	52.0	56.2	40.8

	(In £'s million)
Earnings
Basic	323	350	272
Adjustment for exceptional items and amortization	8	15	182

Adjusted	331	365	454

        Adjusted earnings per share are calculated before tax effected exceptional items of £99 million (notes 3, 5 and 6) and amortization of £83 million, since the Directors consider that this gives a useful additional indication of underlying performance.

        Previously, adjusted earnings per share had been calculated using earnings before amortization of the intangible assets acquired in Australia and New Zealand in September 1999, and the purchase of the EFKA group, the Baelen group, Tobaccor and Mayfair vending business assets in 2001.

        There would be no significant dilution of earnings if the outstanding share options referred to in note 18 were exercised.

	Restated 2000	Restated 2001	2002
	(Number)
Weighted average number of shares outstanding during the year
Basic	618,067,536	618,713,424	663,380,317
Effect of share options	2,263,701	4,090,105	3,677,285

Diluted	620,331,237	622,803,529	667,057,602

        Comparative figures have been adjusted for the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.

9      Intangible fixed assets

	Trademarks, licenses	Goodwill	Total
	(In £'s million)
Cost
As at September 30, 2001	120	239	359
Exchange movements	4	28	32
Acquisitions	—	3,281	3,281

As at September 28, 2002	124	3,548	3,672

Accumulated amortization
As at September 30, 2001	17	10	27
Exchange movements	—	(1)	(1)
Charge for the year	8	75	83

As at September 28, 2002	25	84	109

Net book value
As at September 28, 2002	99	3,464	3,563

As at September 29, 2001	103	229	332

10    Tangible fixed assets

	Land and buildings	Plant and machinery	Fixtures and vehicles	Total
	(In £'s million)
Cost
As at September 30, 2001	65	383	46	494
Exchange movements	1	1	(1)	1
Reclassifications	2	(3)	1	—
Acquisitions	174	295	46	515
Additions	3	30	19	52
Disposals	—	(14)	(6)	(20)

As at September 28, 2002	245	692	105	1,042

Accumulated depreciation
As at September 30, 2001	21	210	21	252
Exchange movements	—	(1)	(1)	(2)
Reclassifications	—	(1)	1	—
Charge for the year	4	36	14	54
Disposals	—	(8)	(5)	(13)

As at September 28, 2002	25	236	30	291

Net book value
As at September 28, 2002	220	456	75	751

As at September 29, 2001	44	173	25	242

        There was no interest capitalized on plant and machinery capital projects included in additions for the year (2001: £1 million). The cumulative amount of interest capitalized in the total cost of fixed assets above amounts to £3 million (2001: £3 million).

	2001	2002
	(In £'s million)
Land and buildings at net book value:
Freehold	27	185
Long leasehold	17	17
Short leasehold	—	18

	44	220

11    Investments

	Own shares	Other investments	Total
	(In £'s million)
Fixed asset investments
As at September 30, 2001	13	3	16
Additions	—	1	1
Investment in own shares in the year	8	—	8
Amortization charge in the year	(2)	—	(2)

As at September 28, 2002	19	4	23

Own shares

        The investment in own shares represents shares in Imperial Tobacco Group PLC by the Imperial Tobacco Group PLC Employee Benefit Trusts (note 18). The market value of the shares at September 28, 2002 was £39 million (2001: £31 million).

	2001	2002
	(In £'s million)
Current asset investments
Short-term deposits	10	51
Other liquid assets	133	61

	143	112

12    Stocks

	2001	2002
	(In £'s million)
Raw materials	237	489
Work in progress	17	18
Finished stock	189	363
Other stock	58	107

	501	977

        Other stock comprises mainly duty paid tax stamps.

13    Debtors

	2001	2002
	(In £'s million)
Amounts falling due within one year
Trade debtors	385	608
Corporate taxes	—	38
Other debtors and prepayments	49	85

	434	731
Amounts falling due after more than one year
Other debtors and prepayments	4	3

	438	734

14    Creditors

	2001	2002
	(In £'s million)
Amounts falling due within one year
Borrowings (note 15)	496	93
Trade creditors	114	170
Corporate taxes	85	92
Other taxes, duties and social security contributions	627	1,151
Deferred consideration	—	426
Other creditors	41	50
Accruals and deferred income	56	173
Proposed dividend	122	167

	1,541	2,322

	2001	2002
	(In £'s million)
Amount falling due after more than one year
Borrowings (note 15)	1,385	3,645
Deferred consideration	—	46
Accruals and deferred income	1	3

	1,386	3,694

15    Borrowings and financial instruments

        The group operates a centralized treasury function that is responsible for the management of the financial risks of the group, together with its financing and liquidity requirements. It does not operate as a profit center, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the board. On a day to day basis, the Group Treasurer discusses matters with a treasury sub-committee, consisting of senior executives, including the Finance Director. The Group Treasurer reports on a regular basis to the board, including provision of monthly treasury summaries, quarterly presentations and an annual review of strategy.

        The following table analyses the group's financial liabilities at the balance sheet date:

	2001	2002
	(In £'s million)
Amounts falling due within one year
Bank loans and overdrafts	71	57
Commercial paper	372	—
Other loans	53	36

	496	93

Amounts falling due after more than one year
Bank loans—between one and two years	6	2
Other loans—between one and two years	6	456
Bank loans—between two and five years	—	339
Other loans—between two and five years	1,004	2,133
Other loans—after five years	369	715

	1,385	3,645

Total borrowings	1,881	3,738

        The loans maturing after five years are the U.S. $600 million global bond (which matures in April 2009), and the £350 million sterling bond (which matures in June 2012).

        In addition to the bank loans maturing between two and five years there are €610 million of bank guarantees issued to support the future purchase of 9.99% of Reemtsma Cigarettenfabriken GmbH.

(i)    Interest rate risk profile of financial liabilities

        The group is exposed to fluctuations in interest rates on its borrowings and surplus cash. In order to manage interest rate risk, the group maintains both fixed and floating rate debt and uses derivatives, including interest rate and cross currency swaps, to vary the mix.

        The following table analyses the currency and interest composition of the group's financial liabilities at the balance sheet date.

			Fixed rate financial liabilities
Currency	Total 2002	Floating rate financial liabilities 2002	Fixed rate financial liabilities 2002	Weighted average interest rate % 2002	Weighted average period for which rate is fixed Years 2002
	(In £'s million)
Sterling	475	25	450	6.6	4.5
Euro	3,117	409	2,708	4.4	2.9
Australian dollar	98	73	25	5.3	2.3
U.S. dollar	31	31	—	n/a	n/a
Other	17	—	17	10.3	3.2

	3,738	538	3,200	4.7	3.1

			Fixed rate financial liabilities
Currency	Total 2001	Floating rate financial liabilities 2001	Fixed rate financial liabilities 2001	Weighted average interest rate % 2001	Weighted average period for which rate is fixed Years 2001
	(In £'s million)
Sterling	687	157	530	6.5	4.4
Euro	1,065	927	138	3.3	1.5
Australian dollar	94	94	—	n/a	n/a
U.S. dollar	31	31	—	n/a	n/a
Other	4	4	—	n/a	n/a

	1,881	1,213	668	5.8	3.8

        The floating rate financial liabilities comprise of bank borrowings and capital market issuance. The majority of bank borrowings bear interest at rates fixed in advance for periods of one month and three months by reference to LIBOR (in the case of sterling and Australian dollar borrowings) and EURIBOR (in the case of euro borrowings). The capital market issuance in place at the year end bear interest (post interest and currency swaps) at rates fixed in advance for six months by reference to LIBOR (in the case of the U.S. dollar bond) and three months by reference to EURIBOR (in the case of the sterling and euro bonds).

        The figures shown in the tables above take into account various interest rate and currency swaps. Hence the U.S. dollar denominated bond issued in 1999 is shown within the sterling balance, and the sterling bond issued in 2002 is shown in the euro balance. The fixed rate financial liabilities do not take into account the forward start swaps, which become effective after the balance sheet date.

(ii)  Currency risk disclosure

        The group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of trading transactions in foreign currencies. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the translation risk. For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cash flows. At the year end, £32.6 million notional of forward foreign exchange deals were outstanding (2001: nil).

        The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

	Net foreign currency monetary assets/(liabilities)
Functional currency of group operation	Sterling 2002	Euro 2002	U.S. dollars 2002	Central & Eastern Europe 2002	Australian dollars 2002	Other 2002	Total 2002
	(In £'s million)
Sterling	—	1,061	(3)	—	21	26	1,105
Euro	43	—	13	256	3	6	321
Other	30	(40)	(26)	—	—	14	(22)

	73	1,021	(16)	256	24	46	1,404

	Net foreign currency monetary assets/(liabilities)
Functional currency of group operation	Sterling 2001	Euro 2001	U.S. dollars 2001	Swiss francs 2001	Australian dollars 2001	Other 2001	Total 2001
	(In £'s million)
Sterling	—	29	(7)	(7)	27	2	44
Euro	359	—	(11)	(18)	11	—	341
Other	30	—	—	—	—	—	30

	389	29	(18)	(25)	38	2	415

        The figures shown in the tables above take into account the effect of the currency swaps held as shown in the analysis on pages F-24 and F-25.

(iii) Borrowing facilities

        The group has various borrowing facilities available to it. The undrawn committed facilities available to it as at September 28, 2002 in respect of which all conditions precedent have been met at that date were as follows:

	2001	2002
	(In £'s million)
Expiring in one year or less	880	71
Expiring between two and five years	—	537

	880	608

        The U.S. dollar and euro commercial paper programs were cancelled during 2002, hence there were no committed facilities to support commercial paper at the balance sheet date (2001: £838 million).

        In addition to the above committed facilities there are other uncommitted facilities available to the group.

(iv)  Fair values of derivative financial instruments

        A comparison by category of the fair values and book values of the group's financial liabilities is set out below:

	Positive fair values 2002	Negative fair values 2002	Fair value 2002	Book value 2002
	(In £'s million)
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	111	(116)	(5)	—
Currency swaps	100	—	100	—
	Positive fair values 2001	Negative fair values 2001	Fair value 2001	Book value 2001
	(In £'s million)
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	48	(28)	20	—
Interest rate caps	1	—	1	—
Currency swaps	84	—	84	—

        The figures shown in the tables above for derivative financial instruments have been derived from third party valuations as at the balance sheet date.

(v)  Detailed analysis of financial assets and financial liabilities

        The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 28, 2002:

		Maturity date and weighted average interest rate
		2003	(%)	2004	(%)	2005	(%)	2006	(%)	2007	(%)	There- after	(%)	Total	Fair value
		(in £'s million unless otherwise stated)
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	134	3.3											134	134
	Euro	248	3.1											248	248
	Other	42	4.5											42	42

Total cash deposits		424												424	424

Weighted average receivable interest rate (%)			3.3											3.3

Short-term debt	Sterling	(26)	4.3											(26)	(26)
	Euro	(29)	4.0											(29)	(29)
	U.S. dollars	(31)	2.5											(31)	(31)
	Other	(7)	11.9											(7)	(7)

Total short-term debt		(93)												(93)	(93)

Long- term debt	Sterling			(80)	5.0							(369)	5.7	(449)	(484)
	Euro			(376)	4.1	(567)	4.4	(523)	4.5	(1,276)	4.6	(346)	4.6	(3,088)	(3,197)
	Australian dollars							(98)	5.0					(98)	(98)
	Other			(2)	10.0					(8)	8.5			(10)	(10)

Total long-term debt				(458)		(567)		(621)		(1,284)		(715)		(3,645)	(3,789)
Weighted average payable interest rate (%)			4.2		4.3		4.4		4.6		4.6		5.2	4.6

        The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

        Credit risks on the amounts due from counterparties, in relation to cash deposits and other financial instruments, are managed by limiting the aggregate amount of exposure to any one counterparty, based on their credit rating.

        The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 29, 2001:

		Maturity date and weighted average interest rate
		2002	(%)	2003	(%)	2004	(%)	2005	(%)	2006	(%)	There- after	(%)	Total	Fair value
		(in £'s million unless otherwise stated)
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	238	4.4											238	238
	Euro	96	3.3											96	96
	Other	7	3.7											7	7

Total cash deposits		341												341	341

Weighted average receivable interest rate (%)			4.1											4.1

Short- term debt	Sterling	(238)	4.8											(238)	(238)
	Euro	(129)	5.1											(129)	(129)
	Australian dollars	(94)	4.5											(94)	(94)
	U.S. dollars	(31)	3.4											(31)	(31)
	Other	(4)	4.5											(4)	(4)

Total short-term debt		(496)												(496)	(496)

Long- term debt	Sterling					(80)	5.3					(369)	6.6	(449)	(457)
	Euro			(12)	7.8	(308)	4.9			(616)	4.7			(936)	(964)

Total long-term debt				(12)		(388)				(616)		(369)		(1,385)	(1,421)

Weighted average payable interest rate (%)			4.7		7.8		5.0				4.7		6.6	5.2

        The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

(vi)  Hedges

        An analysis of the unrecognized gains and losses on hedges at the year end is set out below:

	Gains 2001	Losses 2001	Gains 2002	Losses 2002
	(In £'s million)
Unrecognized gains and losses on hedges at beginning of year	25	(20)	133	(28)
Gains and losses arising in previous years recognized in the year	(1)	—	(14)	1

Gains and losses arising before the start of the year not recognized in the year	24	(20)	119	(27)
Gains and losses arising in the year not recognized in the year	109	(8)	92	(89)

Unrecognized gains and losses on hedges at end of year	133	(28)	211	(116)

Of which:
Gains and losses expected to be recognized in the next year	14	(1)	6	(4)
Gains and losses expected to be recognized in the years following next year	119	(27)	205	(112)

(vii) Derivative financial instruments

        The following table presents the derivative financial instruments held by the group at September 28, 2002. The table presents the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the related weighted average interest rate where relevant. Some of the interest rate swaps have embedded options and assumptions have been made based on third party valuations at the balance sheet date to determine whether such options are likely to be exercised in order to determine the probable maturity date.

	Accounting year ending in
										There- after			Fair value
	2003		2004		2005		2006		2007			Total
	(in £'s million unless otherwise indicated)
Sterling interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount			75				25	(2)	50	325	(1)	475	(38)
Weighted average interest rate to pay (%)			7.6				4.3		6.6	5.6		6.0
Interest rate swaps—pay variable, receive fixed:
Notional amount			80									80	9
Weighted average interest rate to receive (%)			7.4									7.4
Weighted average margin over LIBOR to pay (%)			0.8									0.8

Euro interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount	582		498		531				924	173		2,708	(78)
Weighted average interest rate to pay (%)	4.0		4.3		4.4				4.7	5.1		4.4
Interest rate swaps—pay variable, receive fixed:
Notional amount			252		471		629		943			2,295	102
Weighted average interest rate to receive (%)			5.6		5.6		6.1		6.1			5.9
Weighted average margin over EURIBOR to pay (%)			0.7		1.1		1.0		1.2			1.1
Caps purchased:
Notional amount			126				126					252	—
Weighted average strike price (%)			5.5				5.5					5.5

Australian dollar interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount					25							25	—
Weighted average interest rate to pay (%)					5.3							5.3

Currency swaps
Notional amount										370	(3)	370	68
US dollar interest rate to receive (%)										7.1		7.1
Sterling interest margin over LIBOR to pay (%)										1.3		1.3
Notional amount	6	(3)	60	(3)	100	(3)				350	(3)	516	26
Sterling interest rate to receive (%)			7.4		6.0					6.7		6.7
Interest margin over LIBOR to receive (%)	0.5											0.5
Interest margin over EURIBOR to pay (%)	0.6		0.9		1.0					1.3		1.2
Notional amount	98	(3),(4)										98	6

        The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

(1)
The following trades are included within this balance:

  £25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparties option.

  £50 million forward start five-year swaps starting October 2001 at 5.5% with the counterparties option to extend for a further five years.

  £70 million swaps maturing April 2003 at 6.0% with the counterparties option to extend for a further five years.

  £95 million swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be cancelled between July 2008 and January 2013.

(2)
£25 million swaps maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade. This trade is expected to be cancelled in April 2006.

(3)
Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

(4)
Margins (over EURIBOR in the case of interest receivable, and over AUD bank bills in the case of interest payable) are less than 0.05%.

        The following table presents the derivative financial instruments held by the group at September 29, 2001.

	Accounting year ending in
											There- after			Fair value
	2002		2003		2004		2005		2006				Total
	(in £'s million unless otherwise indicated)
Sterling interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount	150				75				25	(2)	355	(1)	605	(28)
Weighted average interest rate to pay (%)	7.3				7.6				4.3		5.9		6.4
Interest rate swaps—pay variable, receive fixed:
Notional amount					80								80	9
Weighted average interest rate to receive (%)					7.4								7.4
Weighted average margin over LIBOR to pay (%)					0.8								0.8

Euro interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount	65				73		65	(4)					203	10
Weighted average interest rate to pay (%)	3.2				3.5		4.2						3.6
Interest rate swaps—pay variable, receive fixed:
Notional amount					247				620				867	27
Weighted average interest rate to receive (%)					5.6				6.1				6.0
Weighted average margin over EURIBOR to pay (%)					0.7				1.0				0.9
Interest rate swaps—pay fixed, receive variable:
Notional amount	43												43	2
Weighted average margin EONIA to receive (%)	0.5												0.5
Weighted average margin over EURIBOR to pay (%)	0.5												0.5
Caps purchased:
Notional amount					124				124				248	1
Weighted average strike price (%)					5.5				5.5				5.5

Taxation equalization derivatives
Notional amount	271												271	—

Currency swaps
Notional amount											370	(2)	370	16
US dollar interest rate to receive (%)											7.1		7.1
Sterling interest margin over LIBOR to pay (%)											1.3		1.3
Notional amount			6	(3)	60	(3)							66	5
Sterling interest rate to receive (%)					7.4								7.4
Interest margin over LIBOR to receive (%)			0.5										0.5
Interest margin over EURIBOR to pay (%)			0.6		0.9								0.9
Notional amount	94	(3)											94	12
Interest margin over EURIBOR to receive (%)	0.0												0.0
Interest margin over AUD bank bills to pay (%)	0.1												0.1

        The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

(1)
The following trades are included within this balance:

  £25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparties option.

  £50 m forward start five-year swaps starting October 2001 at 5.5% with the counterparties option to extend for a further five years.

  £70 million swaps maturing April 2003 at 6.0% with the counterparties option to extend for a further five years.

  £75 million swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be canceled in April 2010.

(2)
This trade is a £25 million swaps maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade. This trade is expected to be canceled in January 2006.

(3)
Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

(4)
£65 million (€105 million) forward start three-year swaps starting March 2002 at 4.2% with the counterparties option to double the notional at the start date.

        The taxation equalization derivatives are used to manage the exposure that arises due to the mis-match of taxation treatment of non-sterling investments and borrowings.

16    Provisions for liabilities and charges

	Reorganization and rationalization	Unfunded pension obligations	Deferred taxation	Other	Total
	(In £'s million)
As at September 30, 2001	9	7	16	12	44
Exchange movements	—	3	—	—	3
Acquisitions	19	289	70	55	433
Provided/(released) in the year	103	6	(27)	6	88
Utilized in the year	(18)	(4)	—	(15)	(37)

As at September 28, 2002	113	301	59	58	531

        The reorganization and rationalization provision mainly relates to the restructuring announced in October 2001 and restructuring following the acquisition of Reemtsma group. The provision covers committed costs which are expected to be incurred by the end of 2003.

        Unfunded pension obligations relate to pension schemes in Europe. The group's main pension schemes are held in separately administered funds and are described in note 23.

        Other provisions principally relate to a long-term marketing contract which will be utilized by October 2006.

        The amounts provided for deferred taxation and the amounts unprovided were as follows:

	Provided		Unprovided
	2001	2002	2001	2002
	(In £'s million)
Excess of capital allowances	13	96	—	—
Chargeable gains on property	4	—	5	6
Short-term timing differences	(1)	(37)	(1)	(1)
Other	—	—	—	3

	16	59	4	8

17    Called up share capital

	2001	2002
	(In £'s million)
Authorized
1,000,000,000 ordinary shares of 10p each	100	100

Issued and fully paid
729,200,921 ordinary shares of 10p each (2001: 520,857,801)	52	73

        The company's two-for-five discounted rights issue approved on April 8, 2002 created a total of 208,343,120 ordinary shares of 10p each issued at 480p per share. Of the total of £985 million raised, net of expenses of £15 million, £21 million was credited to share capital and £964 million to the share premium account.

18    Share options

        The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

			Number of shares
Date of grant	Date exercisable/ performance period	Option grant price (adjusted)	Granted (adjusted)	Exercised (adjusted)	Lapsed or Canceled (adjusted)	Outstanding at September 28, 2002
		£
Sharesave options
U.K.
December 6, 1996	3/1/2000-12/31/2002	2.45	2,050,580	(1,760,105)	(289,067)	1,408
May 14, 1997	7/1/2000-12/31/2002	2.70	505,614	(401,013)	(103,324)	1,277
June 12, 1998	7/1/2001-12/31/2003	3.02	796,221	(284,938)	(95,000)	416,283
June 9, 1999	8/1/2002-1/31/2005	4.59	599,862	(162,007)	(273,468)	164,387
June 5, 2000	8/1/2003-1/31/2006	3.61	1,203,945	(13,219)	(102,049)	1,088,677
June 7, 2001	8/1/2004-1/31/2007	4.83	758,286	(188)	(43,389)	714,709
June 7, 2002	8/1/2005-1/31/2008	8.24	820,132	—	(13,957)	806,175
International
France
June 21, 1999	8/1/2002-1/31/2003	4.76	15,349	—	(4,231)	11,118
June 16, 2000	8/1/2003-1/31/2004	4.03	9,214	—	(1,016)	8,198
June 18, 2001	8/1/2004-1/31/2005	4.83	3,676	—	(140)	3,536
June 18, 2002	8/1/2005-1/31/2006	8.76	2,989	—	—	2,989
Ireland
June 5, 2000	8/1/2003-1/31/2004	3.61	158,733	(1,899)	(21,238)	135,596
June 7, 2001	8/1/2004-1/31/2005	4.83	9,564	—	(322)	9,242
Other
June 21, 1999	8/1/2002-1/31/2003	4.59	189,858	(69,844)	(87,946)	32,068
January 20, 2000	3/1/2003-8/31/2003	4.44	57,067	(2,235)	(26,751)	28,081
June 16, 2000	8/1/2003-1/31/2004	3.61	132,042	(3,051)	(15,692)	113,299
June 18, 2001	8/1/2004-1/31/2005	4.83	51,148	(1,338)	(7,003)	42,807
June 18, 2002	8/1/2005-1/31/2006	8.24	62,908	—	(1,043)	61,865
		(in U.S. dollars)
United States(1)
June 21, 1999	8/1/2002-1/31/2003	7.35	7,761	—	(7,761)	—
June 16, 2000	8/1/2003-1/31/2004	5.47	6,076	—	—	6,076
June 18, 2001	8/1/2004-1/31/2005	6.96	1,266	—	—	1,266
June 18, 2002	8/1/2005-1/31/2006	12.34	1,866	—	—	1,866

			7,444,157	(2,699,837)	(1,093,397)	3,650,923

(1) Granted as American Depositary Shares representing two ordinary shares.
Conditional awards
Share Matching Scheme
January 16, 1997			93,541	(77,522)	(16,019)	—
January 14, 1999			370,264	(332,666)	(37,598)	—
January 28, 2000			804,370	(54,711)	(103,021)	646,638
January 29, 2001			673,244	(21,500)	(43,889)	607,855
January 29, 2002			650,767	(384)	(5,091)	645,292
August 12, 2002—Centenary Scheme			231,941	—	—	231,941

			2,824,127	(486,783)	(205,618)	2,131,726

Long-Term Incentive Plan
December 1, 1997	Dec 1997-Dec 2000		427,696	(370,789)	(56,907)	—
December 1, 1998	Dec 1998-Dec 2001		341,692	(271,163)	(70,529)	—
November 29, 1999	Dec 1999-Dec 2002		400,920	(25,772)	(48,640)	326,508
November 27, 2000	Nov 2000-Nov 2003		394,625	(7,696)	(38,656)	348,273
November 26, 2001	Nov 2001-Nov 2004		384,376	—	—	384,376

	1,949,309	(675,420)	(214,732)	1,059,157

Total options/awards	12,217,593	(3,862,040)	(1,513,747)	6,841,806

        Following the rights issue approved on April 8, 2002, adjustments were made to the share plans. In respect of the Share Matching Scheme, the Trustees sold sufficient rights "nil paid' to enable the balance of the rights to be taken up. In the case of the Sharesave and LTIP Schemes the number of shares under option, or subject to awards, were adjusted. In the case of the Sharesave Scheme the option price was also adjusted.

UK Sharesave Scheme

        Under the terms of the Imperial Tobacco Group PLC Sharesave Scheme the Board may offer options to purchase ordinary shares in the company to U.K. employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is up to 20% less than the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to the invitation. The options may normally be exercised during the period of six months after the expiry of the SAYE contract, either three or five years after entering the Scheme.

International Sharesave Plan

        Under the Plan the Board may offer options to purchase ordinary shares or American Depositary Shares (ADSs) in the company to non-U.K. employees who enter into a savings contract. The price at which options may be offered varies depending on local laws, but for ordinary shares will not be less than 80% of the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to invitation. In respect of ADSs the price will not be less than 80% of the closing price on the New York Stock Exchange on the same day. Options may normally be exercised during the six months after expiry of the savings contract, three years after entering the Plan.

Long-Term Incentive Plan

        In respect of the performance period ending in December 2001, the company's total shareholder return ranked the company between 14th and 15th position in the FTSE 100 Index, exceeding the bottom 85 companies in the Index and therefore the award vested in full on January 9, 2002.

        In respect of the December 1999—December 2002 award, based on the total shareholder return to the end of the financial year, 100% of the award vested.

Share Matching Scheme

        The Share Matching Scheme is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares. In January 1997, employees of the group were given the opportunity to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trust under a share matching arrangement. Provided that the shares were left in the Trust, the lodged shares were matched with additional shares on a sliding scale ranging from 10% for one year's retention, up to a maximum of 50% for five years' retention.

        For Executive Directors and selected management, individuals may elect to invest any proportion of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the group, the participant would receive the original shares plus additional shares. The matching ratio for bonuses earned in the 1996/97 financial year was 1:2. For subsequent years this ratio has been enhanced to 1:1 to further encourage Directors and managers to build a meaningful shareholding in the group.

        To encourage employees further to acquire and retain a shareholding, there was an initiative in 2002 to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the company and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trust. Provided these shares are left in the Trust, the lodged shares will be matched on a sliding scale from 20% for one year's retention to a maximum of 100% if they are retained for five years.

Employee Share Ownership Trusts (ESOT)

        The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. At September 28, 2002, the Trusts held 3.9 million (2001: 3.7 million) ordinary shares, with a nominal value of £385,342, all acquired in the open market at a cost of £26.7 million (2001: £18.4 million). These were financed by a gift of £1.7 million and an interest free loan of £25 million. None of the ESOT shares have been allocated to employees or Directors as at September 28, 2002. All finance costs and administration expenses connected with the ESOT are charged to the profit and loss account as they accrue. The cost of the shares is being amortized over the performance period of the associated schemes. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

19    Reserves

	Share premium account	Profit and loss account
	(In £'s million)
As at September 23, 2000	—	(1,331)
Profit for the year	—	172
Goodwill exchange movements	—	(17)
Other net exchange movements	—	4
Taxation debit on unhedged borrowings	—	(2)

As at September 29, 2001	—	(1,174)
Premium on rights issue shares	979	—
Issue costs of rights issue	(15)	—
Profit for the year	—	43
Goodwill exchange movements	—	(10)
Other net exchange movements	—	10
Taxation credit on unhedged borrowings	—	2

As at September 28, 2002	964	(1,129)

        The cumulative amount of goodwill written off against the group's reserves, net of goodwill relating to undertakings disposed of, is £2,354 million (2001: £2,344 million).

        Included in other net exchange movements are exchange losses of £36 million (2001: £7 million) arising on borrowings denominated in foreign currencies designated as hedges of foreign net investments.

20    Acquisitions

        Reemtsma.    On May 15, 2002 the group acquired a 90.01% interest in Reemtsma Cigarettenfabriken GmbH and entered into an option agreement which will enable it to acquire the outstanding 9.99%. The group also entered into a profit pooling agreement whereby the holders of the outstanding 9.99% surrendered their interests in the equity and results of Reemtsma in exchange for a fixed return. As a result the group has consolidated 100% of the results and net assets of Reemtsma and has reflected a liability to the holders of the 9.99%. The acquisition method has been adopted.

        The book values of the Reemtsma group assets and liabilities acquired, with provisional fair values, are set out below:

	Book value	Accounting policy alignment	Fair value adjustment	Fair value
	(In £'s million)
Intangible fixed assets	4	(4)	—	—
Tangible fixed assets	266	219	26	511
Investments	191	8	—	199
Stocks	419	54	—	473
Debtors	244	(5)	—	239
Cash	266	—	—	266
Creditors	(646)	23	—	(623)
Borrowings	(20)	—	—	(20)
Provisions	(253)	(64)	(46)	(363)
Deferred Taxation	(3)	(85)	18	(70)
Minority interests	(4)	—	—	(4)

	464	146	(2)	608

Goodwill				3,209

Acquisition price including costs				3,817

Satisfied by:
Cash				3,407
Acquisition costs				32

Cash consideration in 2002				3,439
Deferred consideration				378

				3,817

        The accounting policy alignments represent the restatement of assets and liabilities in accordance with the group's accounting policies. The principle adjustments are:

i)
Valuation of stocks on a first-in, first-out (FIFO) basis;

ii)
Applying the group's depreciation policies; and

iii)
Alignment of accounting policy for pensions.

        The fair value adjustments are:

i)
Revaluation of tangible fixed assets based on market values at the date of acquisition; and

ii)
Provision made against the future contractual commitments with regard to a long-term marketing contract.

        Under German GAAP the profit after tax and minority interest for Reemtsma for the period from January 1, 2002 to May 14, 2002 and the year ended December 31, 2001 was £31 million and £189 million respectively. Total recognized gains for the same periods were £24 million and £188 million respectively.

        The results of Reemtsma since acquisition, before amortization charges of £62 million, have been included within the group's reported figures for the year ended September 28, 2002 and are set out below. For the periods prior to acquisition, the consolidated results of Reemtsma, prepared on a U.K. GAAP basis for comparability, are also set out below:

	Year ended December 31, 2001	January 1 to May 14, 2002	May 15 to September 28, 2002
	(In £'s million)
Turnover	4,330	1,531	1,752

Operating profit pre exceptional items	220	46	107
Exceptional items	(26)	—	(44)

Operating profit	194	46	63

Profit on ordinary activities before taxation	357	68	69
Taxation	(76)	(20)	(22)

Profit on ordinary activities after taxation	281	48	47
Equity minority interests	(2)	—	—

Profit attributable to shareholders	279	48	47

        Within the 2002 consolidated cash flow statement, Reemtsma contributed the following amounts:

        Net cash outflow from operating activities £46 million, cash inflow from returns on investment and servicing of finance £6 million, cash outflow on taxation £9 million, cash outflow on capital expenditure and financial investment £6 million, and net cash inflow from movement of liquid resources £102 million.

        Tobaccor S.A. minority.    On September 23, 2002 Tobaccor purchased from Bolloré, by way of a share buy-back, a further 12.5% interest in Tobaccor. The remaining interest of Bolloré in Tobaccor is scheduled to be acquired by December 31, 2005. Total consideration for these transactions amounts to £91 million, using a similar multiple of profit as for the acquisition of the original shares, and includes a net cash adjustment, incorporating dividends accrued since the acquisition.

        As a result of these transactions, the company has consolidated 100% of the results and net assets of Tobaccor from September 23, 2002, and reflected a liability to the holders of the remaining shares.

        The fair and book value of the net assets acquired is £19 million, giving rise to goodwill of £72 million.

        Lao Tobacco.    On February 6, 2002 the group acquired the controlling interest in Lao Tobacco.

        The fair value of the individual assets at the date of acquisition, which was also the book value, is set out below:

Book and fair value
(In £'s million)
Tangible fixed assets	4
Stocks	2
Debtors	3
Short-term creditors	(3)

6
Minority interest arising on acquisition of Lao Tobacco	(3)
Goodwill	—

Acquisition price including costs	3

Satisfied by:
Cash	3

        Goodwill on all acquisitions is being amortized on a straight line basis over their useful economic life. This has been assessed as 20 years for both the Reemtsma and Lao Tobacco acquisitions.

21    Capital commitments

	2001	2002
	(In £'s million)
Contracted but not provided for	6	5

22    Legal proceedings

        The group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the group's lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the group.

23    Pensions

        The group operates pension schemes in the U.K. and overseas, principally those operated by Imperial Tobacco Limited, John Player & Sons Limited, Rizla companies, Van Nelle Tabak companies, Reemtsma group companies, Imperial Tobacco Australia Limited, Imperial Tobacco New Zealand Limited and Imperial Tobacco (EFKA) GmbH & Co. KG. The main schemes are of the defined benefit type and the assets are held in trustee administered funds, apart from the German Schemes which are unfunded.

        The principal group scheme, covering U.K. employees, is the Imperial Tobacco Pension Fund ("the Scheme'). An actuarial valuation of the Scheme was made at March 31, 2001. The assumptions which had the most significant effect when valuing the Scheme's liabilities were those relating to the rate of investment return earned on the Scheme's existing assets and the rates of increase in pay and pensions. It was assumed that the future investment returns relative to market values at the valuation date would be 5% per annum and that pay and pension increases would average 4.25% and 2.5% per annum respectively. The assets were brought into account at their market value.

        At March 31, 2001, the market value of the assets of the Scheme was £2,439 million. The total assets were sufficient to cover 111% of the benefits that had accrued to members for past service, after allowing for expected future pay increases. Group contributions to the Scheme remain suspended having regard to the surplus disclosed in this valuation.

        There was no pension cost to disclose in respect of the Scheme for the year ended September 28, 2002. The pension cost has been assessed in accordance with the advice of Watson Wyatt LLP, actuaries and consultants, using the projected unit method. There were no outstanding or prepaid contributions at the balance sheet date.

        Actuarial valuations of the pension liabilities of the Reemtsma pension schemes were undertaken at May 31, 2002 and September 30, 2002. The valuations disclosed unfunded past service liabilities of £287 million at May 31, 2002 and £291 million at September 30, 2002. The pension cost reported for the Reemtsma pension schemes for the period since acquisition was £7.5 million.

        The pension cost relating to foreign schemes is calculated in accordance with local accounting principles. The pension cost for the foreign schemes in the year was £13 million (2001: £7 million).

FRS 17 disclosures for the year to September 28, 2002

        The group has continued to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 "Retirement benefits", which was to be mandatory for the group for the year ended September 2003, has been indefinitely deferred. However, the following transitional disclosures are still required.

        The results of the most recent available actuarial valuations for the principal group schemes have been updated to September 28, 2002 by Watson Wyatt LLP, actuaries and consultants.

        The main financial assumptions used in the valuation of the Schemes' liabilities under FRS 17 are:

	At September 29, 2001	At September 28, 2002
	(% p.a.)	(% p.a.)
Inflation	2.5	2.3
Rate of increase in salaries	3.0 to 4.5	3.0 to 4.1
Rate of increase of pensions in payment	1.5 to 2.5	2.0 to 2.4
Discount rate	5.5 to 7.5	4.5 to 5.8

        The scheme assets and the expected rate of return were:

	Expected rate of return	At September 29, 2001 Fair value	Expected rate of return	At September 28, 2002 Fair value
	(% p.a.)	(In £'s million)	(% p.a.)	(In £'s million)
Equities	7.5 to 9.5	1,323	6.3 to 8.8	1,199
Bonds	3.8 to 6.5	673	4.0 to 6.5	623
Others	5.0 to 6.5	365	5.0 to 7.0	299

		2,361		2,121

        The following amounts at September 28, 2002 were measured in accordance with the requirements of FRS 17:

	At September 29, 2001	At September 28, 2002
	(In £'s million)
Fair value of scheme assets	2,361	2,121
Actuarial value of scheme liabilities	(2,015)	(2.389)

Assets less liabilities	346	(268)
Less: irrecoverable surplus in respect of the closed New Zealand Scheme	(2)	(1)

Recognized pension asset/(liability)	344	(269)
Related deferred tax (liability)/asset	(103)	7

Net pension asset/(liability) under FRS 17	241	(262)

Pension liability recognized in net assets	—	(301)
Net pension asset not recognized in net assets	241	39

        The valuation identified overall liabilities of £269 million which comprised £43 million in respect of schemes with a surplus, less £312 million in respect of schemes with a deficit.

        If the above amounts had been recognized in the financial statements, the group's net liabilities and profit and loss account at September 28, 2002 would be as follows:

	At September 29, 2001	At September 28, 2002
	(In £'s million)
Net liabilities excluding pension asset/(liability)	(1,101)	(75)
Add back unfunded pension provision included in net assets	—	301
Less recognized deferred tax asset	—	(20)
Pension asset/(liability)	241	(262)

Net liability including pension asset/(liability)	(860)	(56)

Profit and loss account excluding pension asset/(liability)	(1,174)	(1,129)
Pension reserve	241	(262)

Profit and loss account	(933)	(1,391)

        The following amounts would have been recognized in the performance statements in the year to September 28, 2002 under the requirements of FRS 17:

2002
(In £'s million)
Operating profit:
Current service cost	27
Past service costs	2

Total operating charge	29

Other finance income:
Expected return on pension scheme assets	152
Interest on pension scheme liabilities	(123)

Net return	29

Statement of total recognized gains and losses (STRGL)
Actual return less expected return on pension scheme assets	(282)
Experience gain arising on the scheme liabilities	15
Loss on changes in assumptions underlying the present value of the scheme liabilities	(66)
Currency loss	(2)
Changes in irrecoverable surplus in respect of New Zealand scheme	1

Actuarial loss recognized in STRGL	(334)

Movement in deficit during the year:
Surplus in scheme at beginning of year	344
Contributions	11
Current service cost	(27)
Past service cost	(2)
Acquisition	(289)
Other finance income	29
Actuarial loss	(334)
Currency loss	(2)
Change in irrecoverable surplus in respect of New Zealand scheme	1

Deficit in scheme at end of year	(269)

        The details of experience gains and losses under FRS 17 for the year to September 28, 2002 are as follows:

Difference between the expected and actual return on scheme assets:
Amount (£'s million)	(282)
Percentage of schemes assets	13.3%
Experience gain on scheme liabilities:
Amount (£'s million)	15
Percentage of the present value of the scheme liabilities	0.6%
Total amount recognized in statement of total recognized gains and losses:
Amount (£'s million)	(334)
Percentage of the present value of the scheme liabilities	14.0%

24    Reconciliation of operating profit to net cash flow from operating activities

	2000	2001	2002
	(In £'s million)
Operating profit	560	604	603
Depreciation and amortization	33	49	137
(Decrease)/increase in provisions for liabilities and charges	—	(4)	78
(Increase)/decrease in stocks	(114)	17	11
Decrease/(increase) in debtors	38	(162)	(50)
(Decrease)/increase in creditors	(47)	134	45

Working capital cash (outflow)/inflow	(123)	(11)	6

Net cash inflow from operating activities	470	638	824

25    Reconciliation of net cash flow to movement in net debt

	2000	2001	2002
	(In £'s million)
Increase/(decrease) in cash in year	132	(132)	113
Cash inflow from increase in debt	(60)	(2)	(1,798)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	2	(8)	(233)

Change in net debt resulting in cash flows	74	(142)	(1,918)
Currency and other movements	48	(5)	(35)
Current asset investments acquired with subsidiary	—	—	199
Loans acquired with subsidiary	—	(10)	(20)
Deferred consideration	—	—	(381)

Movement in net debt in the year	122	(157)	(2,155)
Opening net debt	(1,505)	(1,383)	(1,540)

Closing net debt	(1,383)	(1,540)	(3,695)

26    Analysis of net debt

	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total
	(In £'s million)
As at September 23, 2000	330	150	(1,044)	(819)	—	(1,383)
Cash flow	(132)	(8)	542	(544)	—	(142)
Acquisitions	—	—	(2)	(8)	—	(10)
Exchange movements	—	1	8	(14)	—	(5)

As at September 29, 2001	198	143	(496)	(1,385)	—	(1,540)
Cash flow	113	(233)	502	(2,300)	—	(1,918)
Acquisitions	—	199	(19)	(1)	—	179
Exchange movements	1	3	(80)	41	—	(35)
Deferred consideration	—	—	—	—	(381)	(381)

As at September 28, 2002	312	112	(93)	(3,645)	(381)	(3,695)

27    Reconciliation of movements in shareholders' funds

	2001	2002
	(In £'s million)
Profit attributable to shareholders	350	272
Dividends	(178)	(229)

Retained profit for the year	172	43
Rights issue	—	985
Goodwill exchange movements	(17)	(10)
Other net exchange movements	4	10
Taxation (debit)/credit on unhedged borrowings	(2)	2

Net addition to shareholders' funds	157	1,030
Opening shareholders' funds	(1,279)	(1,122)

Closing shareholders' funds	(1,122)	(92)

28    Equity minority interests

2002
(In £'s million)
As at September 30, 2001	21
Acquisitions	7
Dividends declared	(3)
Purchase of shares from minorities	(19)
Share of profit	11

As at September 28, 2002	17

29    Summary of differences between U.K. and U.S. generally accepted accounting principles ("GAAP")

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). Such principles differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). A summary of principal differences and additional disclosures applicable to the group is set out below.

	Explanation reference		2000	2001	2002
			(In £'s millions)
Profit attributable to shareholders under U.K. GAAP			323	350	272
U.S. GAAP adjustments:
Pensions	(i	)	24	45	13
Amortization of goodwill	(ii	)	(13)	(14)	48
Amortization of brands/trademarks/licenses	(ii	)	(4)	(8)	(38)
Deferred taxation	(iii	)	(7)	(45)	16
Mark to market adjustments—reversal of derivatives beyond committed debt	(iv	)	—	1	—
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	—	105	(10)
Employee share schemes charge to the profit and loss account	(vii	)	—	—	(4)
Acquisitions inventory step-up	(viii	)	—	(8)	(42)
Restructuring costs on acquisition	(ix	)	—	—	44

Net income under U.S. GAAP			323	426	299

	Explanation reference		Restated 2000	Restated 2001	2002
			(In pence)
Amounts in accordance with U.S. GAAP
Basic net income per ordinary share	(x	)	52.3	68.9	45.1
Basic net income per ADS	(x	)	104.6	137.8	90.2
Diluted net income per ordinary share	(x	)	52.1	68.4	44.8
Diluted net income per ADS	(x	)	104.2	136.8	89.6
	Explanation reference		2001	2002
			(In £'s millions)
Equity shareholders' funds under U.K. GAAP			(1,122)	(92)
U.S. GAAP adjustments:
Pensions	(i	)	322	335
Goodwill, less accumulated amortization of £4 million (2001: £52 million)	(ii	)	466	(1,122)
Brands/trademarks/licenses, less accumulated amortization of £62 million (2001: £24 million)	(ii	)	372	2,712
Deferred taxation	(iii	)	(253)	(967)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	105	95
Proposed dividend	(v	)	122	167
Shares held by the Employee Share Ownership Trusts	(vi	)	(13)	(19)
Employee share schemes charge to the profit and loss account	(vii	)	—	(4)

Shareholders' (deficit)/funds under U.S. GAAP			(1)	1,105

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(i)    Pensions

        Group contributions to the Imperial Tobacco Pension Fund ("the Scheme") are suspended as a result of the surplus disclosed in note 23. Under U.K. GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognized in the balance sheet. A pension liability is recognized for the German unfunded pension schemes.

        Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards No. 87. Under SFAS 87, a pension asset representing the excess of Scheme assets over benefit obligations has been recognized in the balance sheet.

(ii)  Intangible assets

        Both U.K. and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under U.K. GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after September 27, 1998 are capitalized and amortized over their useful life not exceeding a period of 20 years. Prior to September 27, 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

        Under U.S. GAAP, identifiable intangible assets are separately valued and amortized over their useful lives for all purchase transactions closing after June 2001. Goodwill is no longer subject to amortization, but rather an annual assessment of impairment by applying a fair value based test. For purchase transactions prior to June 30, 2001, goodwill was capitalized and is being amortized over its useful lives. The separately identifiable intangible assets included in the U.S. GAAP balance sheet are principally comprised of brand rights which are being amortized over 25 to 30 years.

(iii) Deferred taxation

        Under U.K. GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognized where their recovery is considered more likely than not.

        U.S. GAAP requires deferred taxation to be provided in full, using the liability method. In addition, U.S. GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognized and is being amortized over the useful lives of the underlying intangible assets.

(iv)  Derivative financial instruments

        The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under U.K. GAAP, derivative financial instruments, that reduce exposures on anticipated future transactions, may be accounted for using hedge accounting.

        U.S. GAAP requires the group to record all derivatives on the balance sheet at fair value. The group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)  Proposed dividends

        Under U.K. GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year's earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

        Under U.S. GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi)  Shares held by the Employee Share Ownership Trusts (ESOT)

        Under U.K. GAAP, shares held by the Trusts are recorded at cost and reflected as a fixed asset investment in the group's balance sheet.

        Under U.S. GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds.

(vii) Employee share schemes charge to the profit and loss account

        Under U.K. GAAP, the cost of shares purchased by the ESOTs in conjunction with an employee share scheme are charged to the profit and loss account according to the book value of the shares at the date of purchase. The cost of employee share schemes not held under the ESOTs are charged using the quoted market price of shares at the date of grant. The charge is accrued over the vesting period of the shares in both cases.

        Under U.S. GAAP, the compensation cost is recognized for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(viii)  Inventory step-up

        Under U.K. GAAP, the fair value of inventory is represented by the acquired companies' current cost of reproducing that inventory.

        Under U.S. GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(ix)  Restructuring costs

        Under U.K. GAAP, restructuring provisions may only be recognized as a fair value adjustment if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

        Under U.S. GAAP, restructuring liabilities associated with acquisitions relating solely to the acquired entity may be provided in the opening balance as a fair value adjustment if specific criteria about restructuring plans are met.

(x)  Net income per ordinary share

        The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with Statement of Financial Accounting Standards No. 128.

	Restated 2000		Restated 2001		2002
	(In £'s million)
Numerator:
Numerator for basic and diluted net income per ordinary share	323		426		299
Denominator (number of shares):
Denominator for basic net income per ordinary share	618,067,536		618,713,424		663,380,317
Effect of Common Stock Equivalents (number of shares):
Employees share options	2,263,701		4,090,105		3,677,285
Denominator for diluted net income per ordinary share	620,331,237		622,803,529		667,057,602
Basic net income per ordinary share	52.3	p	68.9	p	45.1	p
Diluted net income per ordinary share	52.1	p	68.4	p	44.8	p

Basic net income per ADS	104.6	p	137.8	p	90.2	p
Diluted net income per ADS	104.2	p	136.8	p	89.6	p

        Each American Depositary share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

        Comparative figures have been adjusted for the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.

(xi)  US GAAP equity roll forward

        Shareholders' equity roll forward prepared in accordance with US GAAP is as follows:

	2001	2002
	(In £'s million)
Balance at beginning of year	(267)	(1)
Net income	426	299
Rights issue	—	985
Dividends	(167)	(184)
ESOT shares	5	(6)
Net exchange movements	2	12

Balance at end of year	(1)	1,105

(xii) Cash flow statements

        The consolidated cash flow statements have been prepared under U.K. GAAP in accordance with FRS 1 (revised) and present substantially the same information as required under SFAS 95. There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

        In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1 (revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

        A summary of the group's cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below. For the purposes of this summary, the group considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

	2000	2001	2002
	(In £'s million)
Net cash provided by operating activities	273	324	511
Net cash used in investing activities	(50)	(299)	(3,023)
Net cash (used in)/provided by financing activities	(89)	(165)	2,591

Net increase/(decrease) in cash and cash equivalents	134	(140)	79
Effect of exchange rate changes on cash and cash equivalents	(5)	1	4
Cash and cash equivalents at beginning of year	351	480	341

Cash and cash equivalents at end of year	480	341	424

Cash and cash equivalents at end of year are:
Cash at bank and in hand	330	198	312
Current asset investments	150	143	112

(xiii)  Impact of new accounting standards

        In June 2001, the FASB issued SFAS 142 "Goodwill and Other Intangible Assets". According to this statement goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair value based test. The standard is effective for all new acquisitions in the current accounting period and will become effective for all goodwill and amortization in the accounts to September 30, 2003.

        In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations" which requires recording the fair value of a liability for an asset retirement obligation in the period incurred. The standard is effective for the company for the year ending September 30, 2003. The adoption of this statement is not expected to have a material effect on the company's results.

        In August 2001, the FASB issued SFAS 144 "Accounting for the impairment or Disposal of Long-Lived Assets". The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB statement 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of', and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The statement is effective for the company for the year ending September 30, 2003 and generally its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the company's results.

        In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements 4, 44 and 46, Amendment of FASB Statement 13, and Technical Corrections". This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 "Reporting Results of Operations'. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the company for the year ending September 30, 2003. The adoption of this statement is not expected to have a material effect on the company's results.

        In July 2002, the FASB issues SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Resolution)." The company has not yet adopted SFAS 146, nor determined the effect of the adoption SFAS 146, on the company's results of operations or financial position.

30    Principal Subsidiaries

        The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below:

Registered in England and Wales Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and distribution of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla UK Limited	Manufacture of rolling papers in the United Kingdom
Incorporated overseas Name and country of incorporation	Principal activity
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and distribution of tobacco products in Belgium
Imperial Tobacco Agio GmbH, Germany	Marketing and distribution of tobacco products in Germany
Imperial Tobacco Australia Limited, Australia	Marketing and distribution of tobacco products in Australia
Imperial Tobacco France S.A., France	Marketing of tobacco products in France
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and distribution of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and distribution of tobacco products in the Republic of Ireland
John Player S.L., Spain	Marketing of tobacco products in Spain
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture of roll-your-own and pipe tobaccos and distribution of tobacco products in the Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Distribution of roll-your-own and pipe tobaccos

        The principal partly owned subsidiaries of the Group held throughout the year are shown below. All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned(2)
Dunkerquoise des Blends S.A., France	Tobacco processing	100
Societe Ivoirienne des Tabacs S.A.(3), Cote d'Ivoire	Manufacture, marketing and distribution of tobacco products in the Ivory Coast	73
Tobaccor S.A., France(1)	Holding company	86

(1)
Terms have been agreed for the remaining interest of Bolloré in Tobaccor to be acquired by December 31, 2005 and as a result 100% of the results and net assets have been included in the group consolidation from September 23, 2002.

(2)
Percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same.

(3)
Listed on the Cote d'Ivoire Stock Exchange.

        In addition the Company also wholly owns the following partnership, whose principal place of business is Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.

Name and country of Organization	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of rolling papers and tubes in Germany

        The principal subsidiaries of the group, acquired or incorporated in connection with the acquisition of Reemtsma Cigarettenfabriken GmbH on May 15, 2002, all of which are unlisted, are shown below:

Incorporated overseas Name and country of incorporation	Principal activity	% owned(2)
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and distribution of tobacco products	100
CINTA Compagnie Indépendente des Tabacs S.A., Belgium	Marketing and distribution of tobacco products in Belgium	75
Reemtsma Cigarettenfabriken GmbH, Germany(1)	Manufacture, marketing and distribution of cigarettes in Germany and international distribution of cigarettes	90
OOO Reemtsma, Russia	Marketing and distribution of cigarettes in Russia	100
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products	100
Reemtsma Debreceni Dohánigyàr Kft, Hungary	Manufacture, marketing and distribution of cigarettes in Hungary	100
Reemtsma España S.A., Spain	Marketing and distribution of cigarettes in Spain	100
Reemtsma International Asia Services Ltd., China	Marketing of cigarettes in China	100
Reemtsma International Far East Pte. Ltd., Singapore	Marketing and distribution of cigarettes in South East Asia	100
Reemtsma International Praha spol s.r.o., Czech Republic	Marketing and distribution of cigarettes in the Czech Republic	100
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes	100
Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and distribution of cigarettes in Kyrgyzstan	99
Reemtsma Polska S.A., Poland	Manufacture, marketing and distribution of tobacco products in Poland	96
Reemtsma Ukraine, Ukraine	Marketing and distribution of cigarettes in Ukraine	100
Slovak International Tabac a.s., Slovakia	Manufacture, marketing and distribution of tobacco products in Slovakia	100
Tobacna Ljubljana d.o.o., Slovenia(2)	Manufacture, marketing and distribution of tobacco products in Slovenia	69

(1)
An option agreement has been entered into which will enable the group to acquire the outstanding 10%. As a result of a profit pooling agreement with the holders of the outstanding 10%, the group has consolidated 100% of the results and net assets of Reemtsma.

(2)
Percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same with the exception of Tobacna Ljubljana d.o.o., in which the group holds 99% of the voting rights.

        In addition the group also owns the following partnership, incorporated in connection with the acquisition of Reemtsma Cigarettenfabriken GmbH, whose principal place of business is Parkstrasse 51, 22605 Hamburg, Germany.

Partnerships Name and country of Organization	Principal activity
Reemtsma Holding GmbH & Co KG, Germany	Holding investments in subsidiary companies

        The consolidated group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the company, none of the shares in the subsidiaries are held directly by Imperial Tobacco Group PLC.

31    Supplemental Condensed Consolidating Financial Information

        The following condensed consolidating financial information is given in respect of Imperial Tobacco Limited ("Subsidiary Guarantor"), which became joint full and unconditional guarantor on February 10, 2003, with Imperial Tobacco Group PLC ("Parent"), of the $600,000,000 7 1/8% Guaranteed Notes due April 1, 2009 of Imperial Tobacco Overseas B.V. ("Issuer"). Imperial Tobacco Limited and Imperial Tobacco Overseas B.V. are wholly-owned subsidiaries of Imperial Tobacco Group.

        Investments in subsidiaries in the following condensed consolidated financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

  •
  Elimination of investments in subsidiaries;

  •
  Elimination of intercompany accounts;

  •
  Elimination of intercompany sales; and

  •
  Elimination of equity in earnings of subsidiaries.

PROFIT AND LOSS ACCOUNT

	Period Ended September 28, 2002
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Turnover	—	—	4,295	5,526	(1,525)	8,296
Duty in turnover	—	—	(3,558)	(2,883)	364	(6,077)

Turnover excluding duty	—	—	737	2,643	(1,161)	2,219
Costs and overheads less other income	(33)	—	(412)	(2,334)	1,163	(1,616)

Operating profit/(loss)	(33)	—	325	309	2	603
Income from shares in group undertakings	372	—	295	1,255	(1,922)	—

Profit on ordinary activities before interest	339	—	620	1,564	(1,920)	603
Interest	—	—	15	(195)	—	(180)

Profit on ordinary activities before tax	339	—	635	1,369	(1,920)	423
Taxation	—	—	(77)	(62)	(1)	(140)

Profit on ordinary activities after tax	339	—	558	1,307	(1,921)	283
Equity minority interests	—	—	—	(11)	—	(11)
Dividends	(229)	—	(560)	(1,362)	1,922	(229)

Profit/(loss) for the year	110	—	(2)	(66)	1	43

	Period Ended September 29, 2001
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Turnover	—	—	3,933	3,037	(1,052)	5,918
Duty in turnover	—	—	(3,244)	(1,419)	219	(4,444)

Turnover excluding duty	—	—	689	1,618	(833)	1,474
Costs and overheads less other income	(8)	—	(388)	(1,307)	833	(870)

Operating profit/(loss)	(8)	—	301	311	—	604
Income from shares in group undertakings	186	—	—	359	(545)	—

Profit on ordinary activities before interest	178	—	301	670	(545)	604
Interest	—	1	(8)	(103)	—	(110)

Profit on ordinary activities before tax	178	1	293	567	(545)	494
Taxation	—	—	(68)	(71)	—	(139)

Profit on ordinary activities after tax	178	1	225	496	(545)	355
Equity minority interests	—	—	—	(5)	—	(5)
Dividends	(178)	(1)	(347)	(197)	545	(178)

Profit/(loss) for the year	—	—	(122)	294	—	172

	Period Ended September 23, 2000
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Turnover	—	—	3,576	2,647	(1,003)	5,220
Duty in turnover	—	—	(2,841)	(1,255)	176	(3,920)

Turnover excluding duty	—	—	735	1,392	(827)	1,300
Costs and overheads less other income	(5)	—	(413)	(1,149)	827	(740)

Operating profit/(loss)	(5)	—	322	243	—	560
Income from shares in group undertakings	263	—	—	414	(677)	—

Profit on ordinary activities before interest	258	—	322	657	(677)	560
Interest	—	—	(13)	(97)	—	(110)

Profit on ordinary activities before tax	258	—	309	560	(677)	450
Taxation	—	—	(78)	(49)	—	(127)

Profit on ordinary activities after tax	258	—	231	511	(677)	323
Equity minority interests	—	—	—	—	—	—
Dividends	(163)	—	(414)	(263)	677	(163)

Profit/(loss) for the year	95	—	(183)	248	—	160

BALANCE SHEET DATA

	As at September 28, 2002
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Fixed Assets
Intangible assets	—	—	—	157	3,406	3,563
Tangible assets	—	—	141	610	—	751
Investments	1,035	—	1,489	25,738	(28,239)	23

Total assets	1,035	—	1,630	26,505	(24,833)	4,337

Current assets
Stocks	—	—	172	829	(24)	977
Debtors	479	385	2,304	26,272	(28,706)	734
Investments	—	—	—	112	—	112
Cash	9	—	12	291	—	312

Total current assets	488	385	2,488	27,504	(28,730)	2,135
Creditors: amounts falling due within one year	(274)	(1)	(3,023)	(27,730)	28,706	(2,322)

Net current assets/(liabilities)	214	384	(535)	(226)	(24)	(187)

Total assets less current liabilities	1,249	384	1,095	26,279	(24,857)	4,150
Creditors: amount due after more than one year	—	(384)	—	(3,310)	—	(3,694)
Provisions for liabilities and charges	—	—	(9)	(524)	2	(531)

Net assets/(liabilities)	1,249	—	1,086	22,445	(24,855)	(75)

Capital and reserves
Called up share capital	73	—	11	7,019	(7,030)	73
Share premium account	964	—	973	13,869	(14,842)	964
Profit and loss account	212	—	102	1,554	(2,997)	(1,129)

Equity shareholders' funds	1,249	—	1,086	22,442	(24,869)	(92)
Equity minority interests	—	—	—	3	14	17

	1,249	—	1,086	22,445	(24,855)	(75)

	As at September 29, 2001
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Fixed Assets
Intangible assets	—	—	—	129	203	332
Tangible assets	—	—	143	99	—	242
Investments	52	—	500	5,820	(6,356)	16

Total assets	52	—	643	6,048	(6,153)	590

Current assets
Stocks	—	—	173	345	(17)	501
Debtors	250	406	1,793	16,132	(18,143)	438
Investments	—	—	—	143	—	143
Cash	40	—	56	102	—	198

	290	406	2,022	16,722	(18,160)	1,280
Creditors: amounts falling due within one year	(188)	(1)	(2,546)	(16,949)	18,143	(1,541)

Net current assets/(liabilities)	102	405	(524)	(227)	(17)	(261)

Total assets less current liabilities	154	405	119	5,821	(6,170)	329
Creditors: amount due after more than one year	—	(405)	—	(981)	—	(1,386)
Provisions for liabilities and charges	—	—	(14)	(30)	—	(44)

Net assets/(liabilities)	154	—	105	4,810	(6,170)	(1,101)

Capital and reserves
Called up share capital	52	—	1	618	(619)	52
Share premium account	—	—	—	3,146	(3,146)	—
Profit and loss account	102	—	104	1,036	(2,416)	(1,174)

Equity shareholders' funds	154	—	105	4,800	(6,181)	(1,122)
Equity minority interests	—	—	—	10	11	21

	154	—	105	4,810	(6,170)	(1,101)

CASH FLOW DATA

	For the period ended September 28, 2002
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Cash flows from operating activities	(21)	—	441	404	—	824
Cash flows from returns on investments and servicing of finance	—	—	1	(157)	—	(156)
Taxation	—	—	(74)	(83)	—	(157)
Cash flows from capital expenditure and financial investment	(983)	—	(1,011)	(15,075)	17,015	(54)
Acquisitions
Payments to acquire businesses	—	—	—	(3,442)	—	(3,442)
Net cash acquired with businesses	—	—	—	266	—	266
Deferred consideration	—	—	—	—	—	—

Net cash flow from acquisitions	—	—	—	(3,176)	—	(3,176)

Equity dividends paid	(184)	—	—	—	—	(184)
Management of liquid resources	—	—	—	233	—	233
Cash flows from financing	1,157	—	599	18,042	(17,015)	2,783

Increase/(decrease) in cash in the year	(31)	—	(44)	188	—	113

	For the period ended September 29, 2001
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Cash flows from operating activities	(9)	—	384	266	—	641
Cash flows from returns on investments and servicing of finance	—	—	2	(165)	—	(163)
Taxation	—	—	(103)	(51)	—	(154)
Cash flows from capital expenditure and financial investment	—	—	(17)	(387)	366	(38)
Acquisitions
Payments to acquire businesses	—	—	—	(275)	—	(275)
Net cash acquired with businesses	—	—	—	16	—	16
Deferred consideration	—	—	—	(2)	—	(2)

Net cash flow from acquisitions	—	—	—	(261)	—	(261)

Equity dividends paid	(167)	—	—	—	—	(167)
Management of liquid resources	—	—	—	8	—	8
Cash flows from financing	156	—	(317)	529	(366)	2

Increase/(decrease) in cash in the year	(20)	—	(51)	(61)	—	(132)

	For the period ended September 23, 2000
Amounts in accordance with U.K. GAAP	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Cash flows from operating activities	(6)	—	347	127	—	468
Cash flows from returns on investments and servicing of finance	—	—	(8)	(72)	—	(80)
Taxation	21	—	(88)	(48)	—	(115)
Cash flows from capital expenditure and financial investment	—	—	(60)	(54)	66	(48)
Acquisitions
Payments to acquire businesses	—	—	—	(1)	—	(1)
Net cash acquired with businesses	—	—	—	—	—	—
Deferred consideration	—	—	—	(2)	—	(2)

Net cash flow from acquisitions	—	—	—	(3)	—	(3)

Equity dividends paid	(148)	—	—	—	—	(148)
Management of liquid resources	—	—	—	(2)	—	(2)
Cash flows from financing	148	—	(120)	98	(66)	60

Increase/(decrease) in cash in the year	15	—	71	46	—	132

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

	Year ended September 28, 2002
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Profit/(loss) attributable to shareholders under U.K. GAAP	339	—	558	1,296	(1,921)	272
U.S. GAAP adjustments:
Pensions	—	—	18	(5)	—	13
Amortisation of goodwill	—	—	—	48	—	48
Amortisation of brands/trademarks/licenses	—	—	—	(38)	—	(38)
Deferred taxation	—	—	(5)	21	—	16
Mark to market adjustments	—	—	—	(10)	—	(10)
Employee share schemes charge to the profit and loss account	—	—	(3)	(1)	—	(4)
Acquisitions inventory step-up	—	—	—	(42)	—	(42)
Restructuring costs on acquisition	—	—	—	44	—	44

Net income under U.S. GAAP	339	—	568	1,313	(1,921)	299

Equity shareholders' funds under U.K. GAAP	1,249	—	1,086	22,442	(24,869)	(92)
U.S. GAAP adjustments:
Pensions	—	—	304	31	—	335
Goodwill	—	—	—	(1,122)	—	(1,122)
Brands/trademarks/licenses	—	—	—	2,712	—	2,712
Deferred taxation	—	—	(95)	(872)	—	(967)
Mark to market adjustments	—	—	—	95	—	95
Proposed dividend	167	—	—	—	—	167
Shares held by Employee share ownership trusts	—	—	(19)	—	—	(19)
Employee share schemes charge to the profit and loss account	—	—	(3)	(1)	—	(4)

Shareholders' funds/(deficits) under U.S. GAAP	1,416	—	1,273	23,285	(24,869)	1,105

        A summary of the group's cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.

Cash flow statements
Net cash provided by operating entities	(21)	—	368	164	—	511
Net cash used in investing activities	—	—	(20)	(3,003)	—	(3,023)
Net Cash provided by/(used in) financing activities	(10)	—	(392)	2,993	—	2,591

Net increase/(decrease) in cash and cash equivalents	(31)	—	(44)	154	—	79
Effect of exchange rate changes on cash and cash equivalents	—	—	—	4	—	4
Cash and cash equivalents at beginning of year	40	—	56	245	—	341

Cash and cash equivalents at end of year	9	—	12	403	—	424

Cash and cash equivalents at end of year are:
Cash at bank and in hand	9	—	12	291	—	312
Current assets investments	—	—	—	112	—	112

	Year ended September 29, 2001
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Profit/(loss) attributable to shareholders under U.K. GAAP	178	1	225	491	(545)	350
U.S. GAAP adjustments:
Pensions	—	—	39	6	—	45
Amortisation of goodwill	—	—	—	(14)	—	(14)
Amortisation of brands/trademarks/licenses	—	—	(8)	—	(8)
Deferred taxation	—	—	(12)	(33)	—	(45)
Mark to market adjustments	—	—	—	106	—	106
Acquisitions inventory step-up	—	—	—	(8)	—	(8)

Net income under U.S. GAAP	178	1	252	540	(545)	426

Equity shareholders' funds under U.K. GAAP	154	—	105	4,800	(6,181)	(1,122)
U.S. GAAP adjustments:
Pensions	—	—	285	37	—	322
Goodwill	—	—	—	466	—	466
Brands/trademarks/licenses	—	—	—	372	—	372
Deferred taxation	—	—	(90)	(163)	—	(253)
Mark to market adjustments	—	—	—	105	—	105
Proposed dividend	122	—	—	—	—	122
Shares held by Employee share ownership trusts	—	—	(13)	—	—	(13)

Shareholders' funds/(deficits) under U.S. GAAP	276	—	287	5,617	(6,181)	(1)

        A summary of the group's cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.

Cash flow statements
Net cash provided by operating entities	(9)	—	283	50	—	324
Net cash used in investing activities	—	—	(17)	(282)	—	(299)
Net Cash provided by/(used in) financing activities	(11)	—	(317)	163	—	(165)

Net increase/(decrease) in cash and cash equivalents	(20)	—	(51)	(69)	—	(140)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	1	—	1
Cash and cash equivalents at beginning of year	60	—	107	313	—	480

Cash and cash equivalents at end of year	40	—	56	245	—	341

Cash and cash equivalents at end of year are:
Cash at bank and in hand	40	—	56	102	—	198
Current assets investments	—	—	—	143	—	143

	Year ended September 23, 2000
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £'s million)
Profit/(loss) attributable to shareholders under U.K. GAAP	258	—	231	511	(677)	323
U.S. GAAP adjustments:	—	—	—	—	—
Pensions	—	—	19	5	—	24
Amortisation of goodwill	—	—	—	(13)	—	(13)
Amortisation of brands/trademarks/licenses	—	—	—	(4)	—	(4)
Deferred taxation	—	—	(6)	(1)	—	(7)

Net income under U.S. GAAP	258	—	244	498	(677)	323

        A summary of the group's cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.

Cash flow statements
Net cash provided by operating entities	15	—	251	7	—	273
Net cash used in investing activities	—	—	(29)	(21)	—	(50)
Net Cash provided by/(used in) financing activities	—	—	(151)	62	—	(89)

Net increase/(decrease) in cash and cash equivalents	15	—	71	48	—	134
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(5)	—	(5)
Cash and cash equivalents at beginning of year	45	—	36	270	—	351

Cash and cash equivalents at end of year	60	—	107	313	—	480

Cash and cash equivalents at end of year are:
Cash at bank and in hand	60	—	107	163	—	330
Current assets investments	—	—	—	150	—	150

EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco (incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874) ).
2.1
Form of Indenture among Imperial Tobacco Overseas B.V., Imperial Tobacco and The Chase Manhattan Bank, as Trustee, including form of note (incorporated by reference to Exhibit 4.1 to Imperial Tobacco Overseas's and Imperial Tobacco's Registration Statement on Form F-1, dated March 26, 1999 (File Nos. 333-10128 and 333-10128-01)).
2.2
Form of Amended and Restated Deposit Agreement among Imperial Tobacco, Citibank, N.A., as the Depositary, and all holders and beneficial owners of ADRs issued thereunder (incorporated by reference to Exhibit 2.1 to Imperial Tobacco's Registration Statement on Form 20-F, dated October 26, 1998 (File No. 1-14874) (the "20-F Registration Statement")).
2.3
Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/8% Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco.
4.1	Demerger Agreement, dated as of August 28, 1996, between Hanson PLC and Imperial Tobacco (incorporated by reference to Exhibit 3.1 to the 20-F Registration Statement).
4.2	Deed, dated as of August 28, 1996, between Hanson and Imperial Tobacco Limited (incorporated by reference to Exhibit 3.2 to the 20-F Registration Statement).
4.3	Imperial Tobacco Group PLC Share Matching Scheme.
4.4	Imperial Tobacco Group PLC Long-Term Incentive Plan.
4.5	Imperial Tobacco Group PLC Sharesave Scheme.
4.6	Imperial Tobacco Group PLC International Sharesave Plan.
4.7	Imperial Tobacco Group PLC Bonus Match Plan.
4.8	Directors' Service Contracts.
4.9
Share Purchase Agreement, dated March 7, 2002 among Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).
4.10	Underwriting Agreement, dated March 7, 2002, between Imperial Tobacco, Hoare Govett Limited, Morgan Stanley & Co. International Limited and Deutsche Bank AG London.
4.11
Option Agreement, dated March 7, 2002, between Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).
4.12	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma.
4.13
Euro 6,000,000,000 Debt Issuance Programme (Euro Medium Term Note Program) of Imperial Tobacco Overseas B.V. and Imperial Tobacco Finance PLC, guaranteed by Imperial Tobacco, with fourteen banks in dealer group, including J.P. Morgan Securities Ltd. as arranger (Offering Circular incorporated by reference to Imperial Tobacco's Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

8.1	The list of Imperial Tobacco's subsidiaries is incorporated by reference to Note 30 of the Notes to Consolidated Financial Statements included in this annual report.
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
PRESENTATION OF INFORMATION
PART I
  Item 1: Identity of Directors, Senior Management and Advisers
  Item 2: Offer Statistics and Expected Timetable
  Item 3: Key Information
  Item 4: Information on the Company
  Item 5: Operating and Financial Review and Prospects
  Item 6: Directors, Senior Management and Employees
Conditional share awards under the Long-Term Incentive Plan
Contingent rights to shares under the Share Matching Scheme
  Item 7: Major Shareholders and Related Party Transactions
  Item 8: Financial Information
  Item 9: The Offer and Listing
  Item 10: Additional Information
  Item 11: Quantitative and Qualitative Disclosures about Market Risk
  Item 12: Description of Securities other than Equity Securities
PART II
  Item 13: Defaults, Dividend Arrearages and Delinquencies
  Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15: Disclosure Controls and Procedures
  Item 16: Reserved
PART III
  Item 17: Financial Statements
  Item 18: Financial Statements
  Item 19: Exhibits
SIGNATURES
CERTIFICATION
CERTIFICATION
IMPERIAL TOBACCO GROUP PLC INDEX TO FINANCIAL STATEMENTS
IMPERIAL TOBACCO GROUP PLC REPORT OF INDEPENDENT ACCOUNTANTS
IMPERIAL TOBACCO GROUP PLC CONSOLIDATED PROFIT AND LOSS ACCOUNTS
IMPERIAL TOBACCO GROUP PLC STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
IMPERIAL TOBACCO GROUP PLC CONSOLIDATED BALANCE SHEETS
IMPERIAL TOBACCO GROUP PLC CONSOLIDATED CASH FLOW STATEMENTS
IMPERIAL TOBACCO GROUP PLC ACCOUNTING POLICIES
IMPERIAL TOBACCO GROUP PLC NOTES TO THE ACCOUNTS
EXHIBITS