Form 20-F
period 2003-09-30
IMPERIAL TOBACCO GROUP PLC
filed 2004-02-10
CIK 1072670

As filed with the Securities and Exchange Commission on February 10, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NUMBER 1-14874

IMPERIAL TOBACCO GROUP PLC

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization)

Upton Road

Bristol BS99 7UJ, England

011 44 117 963-6636
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange
American Depositary Shares	New York Stock Exchange
Ordinary Shares of 10p each	New York Stock Exchange*

* Listed, not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$600,000,000 aggregate principal amount of 7 1/8% Guaranteed Notes due April 1, 2009 of Imperial Tobacco Overseas B.V., fully and unconditionally guaranteed by Imperial Tobacco Group PLC and Imperial Tobacco Limited.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2003: 729,200,921 Ordinary Shares of 10p each.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

TABLE OF CONTENTS

Part I
Item 1.		Identity of Directors, Senior Management and Advisers
Item 2.		Offer Statistics and Expected Timetable
Item 3.		Key Information
	A	Selected Financial Data
	B	Capitalization and Indebtedness
	C	Reasons for the Offer and Use of Proceeds
	D	Risk Factors
Item 4.		Information on the Company
	A	History and Development
	B	Business Overview
	C	Organizational Structure
	D	Property, Plant and Equipment
Item 5.		Operating and Financial Review and Prospects
	A	Operating Results
	B	Liquidity and Capital Resources
	C	Research and Development, Patents and Licenses
	D	Trend Information
Item 6.		Directors, Senior Management and Employees
	A	Directors and Senior Management
	B	Compensation
	C	Board Practices
	D	Employees
	E	Share Ownership
Item 7.		Major Shareholders and Related Party Transactions
	A	Major Shareholders
	B	Related Party Transactions
	C	Interests of Experts and Counsel
Item 8.		Financial Information
	A	Consolidated Statements and Other Financial Information
	B	Significant Changes
Item 9.		The Offer and Listing
	A	Offer and Listing Details
	B	Plan of Distribution
	C	Markets
	D	Selling Shareholders
	E	Dilution
	F	Expenses of the Issue

i

Item 10.		Additional Information
	A	Share Capital
	B	Memorandum and Articles of Association
	C	Material Contracts
	D	Exchange Controls
	E	Taxation
	F	Dividends and Paying Agents
	G	Statement by Experts
	H	Documents on Display
	I	Subsidiary Information
Item 11.		Quantitative and Qualitative Disclosures about Market Risk
Item 12.		Description of Securities other than Equity Securities

Part II
Item 13.		Defaults, Dividend Arrearages and Delinquencies
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.		Disclosure Controls and Procedures
Item 16.
	A	Audit Committee Financial Expert
	B	Code of Ethics
	C	Principal Accountant’s Fees and Services
	D	Exemptions from Listing Standards for Audit Committees

Part III
Item 17.		Financial Statements
Item 18.		Financial Statements*
Item 19.		Exhibits
Signatures

* We have responded to Item 17 in lieu of responding to this Item.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations described in such “forward-looking statements.” These factors include, among other things, the following:

•                                          the declining demand for tobacco products caused by increasing excise duties, increasing governmental regulation and heightened public reaction to smoking-related health concerns;

•                                          health-related litigation;

•                                          government investigations related to trading and excise duty;

•                                          competitive product and pricing pressures; and

•                                          foreign currency and interest rate fluctuations.

Please also see the factors disclosed in Item 3D: Risk Factors.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

PRESENTATION OF INFORMATION

In this annual report:

•                                          “we,” “our,” “us,” “group,” “ITG” and similar terms, as well as “Imperial Tobacco” and “Imperial,” mean Imperial Tobacco Group PLC, including its predecessor companies, and its, or their, consolidated subsidiaries;

•                                          “ADR” means American Depositary Receipt and “ADRs” means American Depositary Receipts;

•                                          “ADS” means American Depositary Share and “ADSs” means American Depositary Shares;

•                                          “ASB” means the U.K. Accounting Standards Board;

•                                          “Baelen” means the roll-your-own tobacco manufacturing and distribution business of Baelen International N.V. and Tabakbedrijf Baelen N.V., collectively the “Baelen group”, which we acquired on September 29, 2000;

•                                          “Demerger” means the demerger (spin-off) of Hanson PLC’s tobacco interests to us on October 1, 1996;

•                                          “$,” “U.S. dollars,” “U.S.$,” “dollars,” “cents,” and “c” refer to the currency of the United States;

•                                          “E.C.” means the European Community, which includes the Member States of the European Union;

•                                          “EFKA” means the rolling papers and tubes manufacturing and distribution business of EFKA - Werke Fritz Kiehn GmbH and EFKA Canada, collectively the “EFKA group”, which we acquired on October 2, 2000;

•                                          “E.U.” means the European Union, which includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, the Republic of Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom;

•                                          “€” and “euro” refers to the single currency of the twelve Member States of the European Union which have satisfied the convergence criteria set forth in the Maastricht Treaty and did not opt out of participation in European Economic and Monetary Union on January 1, 1999;

•                                          “FRS” means Financial Reporting Standard as prepared by the ASB;

•                                          “GAAP” means generally accepted accounting principles in the indicated country;

•                                          “Lao Tobacco” means Lao Tobacco Limited, in which we acquired a controlling interest on February 6, 2002;

•                                          “Mayfair” means the cigarette vending operations of Mayfair Vending Limited, which we acquired on December 8, 2000;

•                                          “pounds sterling noon buying rate” means the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per £1.00 sterling;

•                                          “£,” “pounds sterling,” “sterling,” “pence” and “p” refer to the currency of the United Kingdom;

•                                          “Reemtsma” means the cigarette manufacturing and distribution business of Reemtsma Cigarettenfabriken GmbH in which we acquired a 90.01% interest from Tchibo Holding AG and other investors on May 15, 2002. An option agreement was entered into which enables the group to acquire the outstanding 9.99%. As a result of a profit pooling agreement with the holders of the outstanding 9.99%, the group has consolidated 100% of the results and net assets of Reemtsma and on January 13, 2004, we acquired a further 9.19% of Reemtsma, taking our total holding to 99.20%;

•                                          “Rizla” means the rolling papers manufacturing and distribution business of Rizla International B.V., which we acquired from certain investors on January 27, 1997;

•                                          “SEC” means the U.S. Securities and Exchange Commission;

•                                          “SFAS” means Statement of Financial Accounting Standard as prepared by the U.S. Financial Accounting Standards Board;

•                                          “Tobaccor” means the cigarette manufacturing and distribution business of Tobaccor S.A., in which we acquired a 75% interest from Bolloré S.A. on March 30, 2001. Following the acquisition of a further 12.5% on September 23, 2002, we agreed a fixed price for the purchase of the remaining 12.5%. The remaining interest of Bolloré in Tobaccor was then acquired in October 2003 with payment deferred until December 31, 2005. As a result of these arrangements, we have consolidated 100% of Tobaccor S.A. since September 23, 2002;

•                                          “tonnes” means metric tonnes, equal to 1,000 kilograms or 2,204.6 pounds;

•                                          “turnover” means sales revenue;

•                                          “United Kingdom” and “U.K.” means the United Kingdom of Great Britain and Northern Ireland;

•                                          “United States” and “U.S.” means the United States of America;

•                                          “Van Nelle Tabak” means the non-U.S. tobacco business of Douwe Egberts Van Nelle, which we acquired from Sara Lee Corporation on July 1, 1998 and renamed “Van Nelle Tabak”; and

•                                          “VAT” means value added tax.

In the past our fiscal year normally ended on the Saturday nearest September 30 of each year, except in fiscal 1999 when our fiscal year end was September 25 and fiscal 2000 when our fiscal year end was September 23. However, from fiscal 2003 and henceforth, our fiscal year end has been changed to September 30. Therefore, references to fiscal years can reflect either a 52-week or 53-week period or, for fiscal 2003, a 52-week and three-day period. Going forward, our fiscal year will be a period of 365 or 366 days.

Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

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

Solely for your convenience, this annual report contains translations of certain pounds sterling amounts into U.S. dollars at the pounds sterling noon buying rate on September 30, 2003, the date of our most recent balance sheet included in this annual report. The pounds sterling noon buying rate was $1.662 per £1.00 on September 30, 2003 and $1.838 per £1.00 on February 3, 2004.

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

Solely for your convenience, we have provided the website addresses of certain third parties in this annual report. We do not take responsibility for the information contained in any of those websites and no information in those websites should be deemed to be incorporated in this annual report.

v

PART I

Item 1:  Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2:  Offer Statistics and Expected Timetable

This item is not applicable.

Item 3:  Key Information

A                                                               Selected Financial Data

The selected consolidated financial information of Imperial Tobacco set forth below should be read in conjunction with, and is qualified in its entirety by reference to, Imperial Tobacco’s consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 28, 2002 and September 30, 2003 and for each of the three fiscal years in the period ended September 30, 2003 are derived from the audited consolidated financial statements included in this annual report. Such audited consolidated financial statements for Imperial Tobacco Group PLC as at September 28, 2002 and September 30, 2003 and for each of the three fiscal years in the period ended September 30, 2003 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in their report included in this annual report.  The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 25, 1999, September 23, 2000 and September 29, 2001 and for each of the two fiscal years in the period ended September 23, 2000 are derived from financial statements not included in this annual report. You should read this information in conjunction with Item 5: Operating and Financial Review and Prospects and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Balance sheet data is as at September 25, 1999, September 23, 2000, September 29, 2001, September 28, 2002 and September 30, 2003 respectively. Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. For a description of the principal differences between U.K. GAAP and U.S. GAAP relevant to our consolidated financial statements, a reconciliation to U.S. GAAP of net income for each of the three fiscal years in the period ended September 30, 2003, and a reconciliation to U.S. GAAP of shareholders’ funds as at September 28, 2002 and September 30, 2003, see note 29 to our consolidated financial statements included in this annual report.

Pounds sterling amounts in fiscal 2003 have been translated into U.S. dollars, solely for your convenience, at $1.662 per £1.00, the pounds sterling noon buying rate on September 30, 2003, the last business day of our most recent balance sheet included in this annual report.

	Fiscal year
PROFIT AND LOSS ACCOUNT DATA	1999		2000		2001		2002		2003		2003
	£		£		£		£		£		$
	(in millions, except “per ordinary share” and “per ADS” amounts)
Amounts in accordance with U.K. GAAP
Turnover (1)	4,494		5,220		5,918		8,296		11,412		18,967
Duty in turnover	(3,292)		(3,920)		(4,444)		(6,077)		(8,212)		(13,649)
Turnover excluding duty	1,202		1,300		1,474		2,219		3,200		5,318

Operating profit before amortization and exceptional items(2)	518		568		619		789		1,135		1,886
Amortization	—		(8)		(15)		(83)		(203)		(337)
Exceptional items	—		—		—		(103)		(51)		(85)
Operating profit	518		560		604		603		881		1,464
Profit on disposal of fixed assets	—		—		—		—		12		20
Profit on ordinary activities before interest and taxation	518		560		604		603		893		1,484
Interest	(118)		(110)		(110)		(180)		(237)		(394)
Profit on ordinary activities before tax	400		450		494		423		656		1,090
Taxation	(113)		(127)		(139)		(140)		(232)		(385)
Profit on ordinary activities after tax	287		323		355		283		424		705
Equity minority interests	—		—		(5)		(11)		(3)		(5)
Profit attributable to shareholders	287		323		350		272		421		700
Basic earnings per ordinary share(3)(6)	46.4	p	52.3	p	56.6	p	41.0	p	58.1	p	96.6	c
Diluted earnings per ordinary share(4)(6)	46.1	p	52.0	p	56.2	p	40.8	p	57.9	p	96.2	c

Amounts in accordance with U.S. GAAP
Net income	287		323		426		299		496		824
Basic net income per ordinary share(3)(6)(7)	46.4	p	52.3	p	68.9	p	45.1	p	68.5	p	113.8	c
Basic net income per ADS(7)	92.8	p	104.6	p	137.8	p	90.2	p	137.0	p	227.7	c
Diluted net income per ordinary share(4)(6)(7)	46.1	p	52.1	p	68.4	p	44.8	p	68.2	p	113.3	c
Diluted net income per ADS(7)	92.2	p	104.2	p	136.8	p	89.6	p	136.4	p	226.7	c

	Fiscal year
BALANCE SHEET DATA	1999	2000	2001	2002	2003	2003
	£	£	£	£	£	$
	(in millions)
Amounts in accordance with U.K. GAAP
Total assets	1,308	1,529	1,870	6,472	6,964	11,574
Creditors: amounts falling due after more than one year	1,342	820	1,386	3,694	3,485	5,792
Shareholders’ funds(5)	(1,476)	(1,279)	(1,101)	(75)	95	158

Capital employed By location (based on origin)
U.K.	1	63	38	(100)	227	377
Germany	—	—	(1)	(1)	64	106
Rest of Western Europe	70	108	272	99	119	198
Rest of the World	8	26	21	339	311	517
International	78	134	292	437	494	821
	79	197	330	337	721	1,198

	Restated for FRS19	Restated for FRS19
Capital employed is reconciled to the consolidated balance sheets as follows:
Net (liabilities)/assets	(1,468)	(1,279)	(1,101)	(75)	95	158
Intangible fixed assets	(145)	(130)	(332)	(3,563)	(3,807)	(6,327)
Taxation	91	112	101	113	148	246
Net debt	1,505	1,383	1,540	3,695	4,068	6,761
Dividend payable	96	111	122	167	217	360
	79	197	330	337	721	1,198

Amounts in accordance with U.S. GAAP
Total assets	2,458	2,635	3,122	8,473	9,147	15,202
Shareholders’ (deficit)/funds	(427)	(267)	(1)	1,105	1,470	2,443

(1)              Turnover represents the amount charged to customers in respect of goods supplied, exclusive of VAT but inclusive of duty. All income relates to continuing operations. Figures for 2003 include the full year results of Reemtsma. Figures for 2002 include the results of Reemtsma for the four and half months from acquisition.

(2)              Management assesses the financial performance of our business using a measure of operating profit before amortization of goodwill and intangibles and before exceptional items.  Management believe that this measure provides a better comparison of underlying business performance. This measure is derived from the face of the consolidated statement of income.

(3)              Basic earnings per share is calculated on the profit attributable to shareholders, divided by the weighted average number of shares assumed to be in issue during fiscal 2003.

(4)              Diluted earnings per share is calculated on the profit attributable to shareholders, divided by the weighted average number of shares assumed to be in issue during fiscal 2003 plus potentially dilutive share options.

(5)              Net worth is negative for the fiscal years 1999, 2000, 2001 and 2002 because the consideration for the Demerger was determined based upon the fair market value, rather than the book value, of net assets acquired. The difference between the consideration paid and net assets was offset against equity.

(6)              Our issued and fully paid share capital as at September 30, 2003 was 729,200,921 ordinary shares of 10p each. Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

(7)              The significant increase in U.S. GAAP earnings per share in fiscal 2001 is mainly due to the group deciding not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted. This resulted in a one-time, before tax, credit for the initial adoption of SFAS 133 totaling £4 million and an unrealized gain of £101 million, which was recorded in the determination of net income in 2001. In fiscal 2002 and 2003, this resulted in net unrealized losses of £10 million and £82 million respectively.

Dividends

The following tables set forth the amounts of interim, final and total cash dividends we paid in respect of our ordinary shares for each of the last five fiscal years, indicated both in pence per ordinary share, U.S. dollars per ordinary share and U.S. dollars per ADS, each representing two ordinary shares. U.S. dollar amounts have been translated, solely for your convenience, at the pounds sterling noon buying rate on each of the respective payment dates for such interim and final dividends, except for the final dividend in the 2003 fiscal year, which is to be paid on February 20, 2004 and for which the pounds sterling noon buying rate on September 30, 2003 has been used.

Dividends per share

Fiscal Year	Pence per ordinary share			Translated into U.S. dollars per ordinary share			Translated into U.S. dollars per ADS
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
1999	7.4	15.6	23.0	0.12	0.26	0.38	0.24	0.52	0.76
2000	8.4	18.0	26.4	0.13	0.26	0.39	0.26	0.52	0.78
2001	9.0	19.8	28.8	0.13	0.29	0.42	0.26	0.58	0.84
2002	10.0	23.0	33.0	0.15	0.36	0.51	0.30	0.72	1.02
2003	12.0	30.0	42.0	0.20	0.50	0.70	0.40	1.00	1.40

The table above presents dividends per share reflecting the bonus element of the two-for-five discounted rights issue approved on April 8, 2002. The actual dividends per share previously quoted prior to the rights issue are shown below:

Dividends per share (previously quoted prior to rights issue)

Fiscal Year	Pence per ordinary share			Translated into U.S. dollars per ordinary share			Translated into U.S. dollars per ADS
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
1999	8.8	18.7	27.5	0.14	0.31	0.45	0.28	0.62	0.90
2000	10.1	21.6	31.7	0.15	0.31	0.46	0.30	0.62	0.92
2001	10.8	23.7	34.5	0.15	0.35	0.50	0.30	0.70	1.00
2002(1)	12.0			0.18			0.37

(1) The 2002 final dividend was not quoted at the date of approval of the rights issue.

The actual rate that cash dividends are converted to U.S. dollars by Citibank N.A., as depositary, may not equal the pounds sterling noon buying rates on the dividend payment date. Fluctuations in the exchange rate between pounds sterling and U.S. dollars and expenses of the depositary will affect the U.S. dollar amounts actually received by holders of ADSs upon conversion by the depositary of such cash dividends. For information concerning the taxation of dividends, see Item 10E: Taxation.

Exchange Rates

The following table sets forth, for the periods indicated, information in U.S. dollars to the nearest cent, with respect to:

•                                          the period end pounds sterling noon buying rate on the last business day in the applicable fiscal year;

•                                          the average of the pounds sterling noon buying rates on the last business day of each full month during the period;

•                                          the high pounds sterling noon buying rate; and

•                                          the low pounds sterling noon buying rate.

Fiscal Year	Period End	Average	High	Low
1999	1.64	1.63	1.72	1.55
2000	1.46	1.57	1.68	1.40
2001	1.47	1.46	1.50	1.37
2002	1.55	1.47	1.56	1.41
2003	1.66	1.61	1.66	1.56
2004 (through February 3, 2004)	1.84	1.77	1.84	1.70

The high and low pounds sterling noon buying rates in U.S. dollars per £1.00 for the last six months were:

	High	Low
August 2003	1.62	1.57
September 2003	1.66	1.57
October 2003	1.70	1.66
November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004 (through February 3, 2004)	1.84	1.82

Pounds sterling are convertible into U.S. dollars at freely floating rates and there are currently no restrictions on the flow of pounds sterling between the United Kingdom and the United States. Fluctuations in the exchange rate between pounds sterling and U.S. dollars may affect our turnover, profit and financial condition. Fluctuations in such rates in the past are not necessarily indicative of fluctuations that may occur in the future. Translations contained in this annual report do not constitute representations that the stated pounds sterling amounts actually represent stated U.S. dollar amounts or vice versa, or that amounts could be or could have been converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate.

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

We may be adversely affected by the declining demand for tobacco products in certain regions

In 2002, the most recent year for which world-wide information is available, an estimated 5.3 trillion cigarettes (2001: 5.3 trillion cigarettes) were sold throughout the world, including approximately 614 billion in Western Europe, approximately 713 billion in North and South America, approximately 2.8 trillion in Asia Pacific, approximately 710 billion in Eastern Europe and the former Soviet Union, approximately 248 billion in the Middle East and approximately 193 billion in Africa. In fiscal 2003, in Germany, the largest market in Europe, total sales of more than 138 billion cigarettes were recorded, while in the United Kingdom sales of U.K. duty paid cigarettes were approximately 54 billion, placing the United Kingdom among the five largest markets by volume in Western Europe.

The company’s two most significant markets by volume are the domestic markets of Germany and the United Kingdom. In Germany, between fiscal years 1997 and 2003, market volume has grown at a compound rate of 0.1%. Over the last year the German duty paid cigarette market has declined by 4%, with consumers switching from cigarettes to other tobacco products, which have increased by 9%, in response to recent significant excise tax increases.

Total U.K. duty paid cigarette consumer sales over the 1994 to 1998 fiscal years fell by an average of approximately 4% per annum and in the 1998 to 2003 fiscal years, the U.K. cigarette market declined by an average of approximately 6% per annum based on unit sales. The U.K. government’s announcement in October 2002 of increased duty paid indicative levels for E.U. travelers contributed to a 4% decline in the size of the U.K. duty paid market in fiscal 2003. The underlying historic adverse trend has been encouraged by consistent and substantial increases in excise duty on tobacco products, increasing governmental regulation, government-funded anti-smoking campaigns and heightened public reaction to smoking-related health concerns.

The advertising, sale and consumption of tobacco products in Europe and elsewhere has also been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to claims that cigarette smoking and tobacco products are harmful to health. This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of cigarettes, introduced by regulation and voluntary agreements. In addition, anti-smoking groups are seeking to diminish the social acceptability of smoking. For additional information about the regulatory influences affecting cigarette consumption, please see Item 4B: Business Overview – Regulation.

Any future substantial decline in cigarette consumption, particularly in the U.K. and German markets, could have a material adverse effect on our turnover, profit and financial condition.

Increasing excise duties on tobacco products are likely to reduce the demand for tobacco products

Cigarettes and other tobacco products are subject to excise duties, which represent a significant percentage of the retail price of such products. These duties have been steadily increasing in recent years.

The United Kingdom, historically our most important market, has one of the highest levels of taxation on tobacco products in the world. Currently, approximately 79% of the recommended retail price for premium-priced cigarettes sold in the United Kingdom consists of duties in the form of a specific tax, which is levied at a fixed amount per thousand cigarettes; an ad valorem tax, which is levied at a fixed percentage of the retail price; and value added tax. We believe that the U.K. duty structure has limited the potential for deep price discounting, while the high absolute level of taxation has prompted consumers to switch from the higher margin premium price sector to lower price sectors and has encouraged both legal and illegal cross-border trade from countries with lower levels of duty and the heightened incidence of counterfeit products.

In Germany, over the last decade, tobacco duty increases have been broadly in line with inflation but they were augmented by one euro cent per cigarette in 2002 and by a further one euro cent per cigarette in January 2003 as the government raised additional funds to help fund increased security measures in response to the September 11, 2001 terrorist attacks in the United States. During fiscal 2003, the German government originally proposed three tax increases of 1.5 euro cent per cigarette to take place on January 1, 2004, October 1, 2004 and July 1, 2005, respectively. However, following discussions by a Conciliation Committee in the German government, the tax on cigarettes will now be increased by 1.2 euro cent per cigarette on March 1, 2004, December 1, 2004 and September 1, 2005, respectively.

Governments in other countries in which we operate have also imposed significant levels of taxation on tobacco products and a number have indicated that the level of tax will continue to increase during fiscal 2004.  Substantial increases in excise duties on tobacco products have had, and are likely to continue to have, a material adverse effect on the size of the domestic duty paid U.K., German and other international tobacco markets in which we operate and may have a material adverse effect on our turnover, profit and financial condition.

Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which we operate

International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading and counterfeiting have proliferated, to the detriment of government revenues. Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be exposed to investigations by customs or other authorities. Also, criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees. ITG, along with other responsible members of the tobacco industry, in liaison with government and customs authorities, has adopted a number of measures, including implementing pre-supply and post-supply checks on export shipments and strengthening information exchange with customs authorities, to combat illegal cross-border trading and counterfeiting. However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

In the United Kingdom, the Committee of Public Accounts released a report in January 2003, which outlined certain concerns with respect to Imperial Tobacco’s anti-smuggling co-operation. In July 2003, following extensive dialogue, we signed a Memorandum of Understanding with HM Customs & Excise. The purpose of the Memorandum of Understanding is to set out a framework of co-operation between HM Customs & Excise and Imperial Tobacco in order to seek to limit the smuggling of both contraband and counterfeit products into the U.K., while minimizing obstacles to legitimate trade. The fall in the smuggling of Imperial Tobacco’s brands back into the United Kingdom during fiscal 2003 has been encouraging. We continue our dialogue with governments in other markets to explore opportunities for the possible extension of memorandum of understanding protocols.

During January 2003, German authorities conducted and instigated a significant search of certain group premises, including Reemtsma’s headquarters in Hamburg, Germany, as part of wide-ranging investigations into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the group. These investigations are ongoing and we continue to co-operate fully with the authorities in their investigations, which in some instances could last several years.

We co-operate fully with any investigations by customs or other authorities and we intend to continue to do so; however, there can be no assurances that such investigations will not result in negative publicity or actions being brought against us or our directors, executive officers or employees in the future, or that any such publicity or actions will not have a material adverse effect on our turnover, profit and financial condition. Also, although we have implemented procedures to detect and combat illegal trading in tobacco products, we cannot guarantee that all of our employees will follow these procedures, or that those not in compliance will be discovered in a timely fashion.

We may be adversely affected by challenges to the tax status of other tobacco products

The European Commission has challenged the German government’s application of E.U. tax directives, whereby certain products are taxed as fine-cut tobacco as opposed to cigarettes. If agreement cannot be reached on the appropriate definition and resulting tax classification, the matter could be referred to the European Court of Justice for determination. This particular case only affects products on sale in Germany. We are the world’s leading manufacturer of other tobacco products by volume and, as such, any significantly unfavorable tax treatment of other tobacco products, if widely adopted, may have a material adverse effect on our turnover, profit and financial condition.

We could incur substantial costs in connection with litigation

Tobacco manufacturers, including us, have been sued by parties seeking damages for alleged smoking-related health effects.  To date no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action in the United Kingdom, the Republic of Ireland (historically our most important markets) or Germany. Only three tobacco-related health claims have ever proceeded to trial in the United Kingdom. In one claim, which did not involve us, judgment was entered for the defendants. In another claim, a group action against us and another manufacturer was abandoned following a preliminary hearing on the issue of limitation in which judgment was made in our favor. In the third claim, commenced by Alfred McTear against us in 1993, the trial started on October 7, 2003 and is scheduled to last until February 2004.

In the Republic of Ireland, we are a defendant in 39 claims commenced by individual plaintiffs, of whom 30 have served statements of claim. In Germany, six applications for legal aid to fund claims were rejected by the Court of First Instance in 1999, 2000 and 2001 and these judgments were upheld in the Appeal Court. During 2002, one individual claimant served proceedings upon us. The claim was rejected by the court on November 14, 2003 as being without merit. The judgment is currently under appeal. In Poland, where one individual claimant served proceedings upon us in 2002, there have been several hearings, with further hearings expected in fiscal 2004. In Australia, an individual claimant has served proceedings on seven companies including Imperial Tobacco and a statement of claim has been served. The statement of claim has been the subject of various legal challenges by the defendants. In The Netherlands, we have received letters claiming damages for alleged smoking-related health effects although no writ has been issued at this time.

We cannot assure you that legal aid funding will continue to be denied to plaintiffs in smoking-related health litigation in the future, that favorable decisions will be achieved in the proceedings pending against us, that additional proceedings by private, corporate or public sector plaintiffs will not be commenced against us in the United Kingdom or elsewhere or that we will not incur damages which, if incurred, may be material.

Historically, we have not sold tobacco products in the United States, the jurisdiction with the greatest occurrence of smoking-related health litigation. However, Reemtsma had sold relatively small quantities of cigarettes in the United States between 1985 and 1999 and continues to have limited sales in the U.S. duty-free market. Reemtsma is not a party to the 1998 Master Settlement Agreement that certain U.S. market participants have entered into with, among others, the attorneys general of 46 U.S. states, to settle healthcare reimbursement claims and other issues, and we cannot assure you that we will not be subject to litigation in the United States in the future.

Although it is not possible to predict the outcome of the pending smoking-related litigation, we believe that we have meritorious defenses to these actions and that they will not have a material adverse effect upon our turnover, profit or financial condition. Regardless of the outcome of the pending litigation, the costs of defending claims will be substantial and we may not be able to fully recover such costs, irrespective of whether we are successful in defending such claims.

For additional information about litigation in our main markets, please see Item 4B: Business Overview – Legal environment.

Our failure to manage growth could adversely affect our business

Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions. This expansion into both developed and emerging markets may present more challenging operating environments where margins in general may be lower and in which dubious commercial practices may be more common than those in which we have historically operated. Acquisitions also require the attention of management and the diversion of other resources. Our ability to effectively integrate and manage acquired businesses, particularly the Reemtsma acquisition in fiscal 2002, and handle any future growth, will depend upon a number of factors, including our ability to:

•                                          monitor operations;

•                                          control costs;

•                                          achieve harmonization synergies in a timely manner;

•                                          maintain effective quality controls;

•                                          optimize manufacturing capability;

•                                          expand and maintain effective internal control, management and accounting systems; and

•                                          attract and retain qualified personnel.

Failure to implement any of these measures at a pace or to a degree consistent with the growth of our business could adversely affect our turnover, profit and financial condition.

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

We may be unable to identify further acquisition opportunities

Historically, ITG has engaged in acquisitions, which have been complementary to the organic growth of the group.  The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully consummating those transactions. Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market. Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions.  ITG has historically faced competition for acquisitions, and in the future this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us. In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisition.

We may be adversely affected by our significant market position in certain markets

Imperial Tobacco Group has achieved significant market shares in certain markets in which we operate, including the United Kingdom and Germany. As a result we may be subject to investigation for abuse of our position in these markets, which could result in adverse regulatory action by the authorities, including monetary fines, and negative publicity.

During fiscal 2003, we received two inquiries from the Office of Fair Trading in the United Kingdom (the “OFT”) into alleged infringements of U.K. competition law. The first inquiry related to a relatively minor portion of the group’s business involving our supply of rolling papers to the U.K. market.  The second, received by us (and we understand, by a number of other tobacco manufacturers and retailers) in August 2003, related to individual manufacturer’s vertical trading arrangements with certain retailers for tobacco and related products in the United Kingdom.  In each case, we have provided the OFT with the information requested and have confirmed that we intend to continue co-operating fully with the OFT in its inquiries.

Nevertheless there can be no assurances that such investigations will not result in actions being brought against us or that any such investigations or publicity will not have an adverse effect on our turnover, profit or financial condition.

We are exposed to currency fluctuations

We are exposed to the translation of the results of overseas subsidiaries into pounds sterling as well as the impact of trading transactions in foreign currencies. For significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the balance sheet translation risk.

In the 2001, 2002 and 2003 fiscal years 53% (£783 million), 66% (£1,455 million) and 76% (£2,440 million) of our turnover (excluding duty), respectively, and 43% (£266 million), 51% (£399 million) and 64% (£729 million) of our operating profit excluding exceptional items and amortization, respectively, was generated in markets outside the United Kingdom. The majority of sales in these markets are invoiced by us in currencies other than pounds sterling, in particular, U.S. dollars and euro, together with other European currencies. Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies. The acquisition of Reemtsma, whose principal markets are outside the United Kingdom, has further increased our exposure to currency fluctuations.

For additional information about our exposure to currency fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to commodity fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. Other than the cultivation of tobacco leaf principally for use by subsidiaries of Tobaccor, we are not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. In addition, the current political situation in Zimbabwe has resulted, and may continue to result, in a significantly reduced tobacco crop in that country.  This may also lead to increases in price which we may be unable to pass on to customers. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, Malawi, Canada and India.

We are exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at September 30, 2003, approximately 16% of our net debt, including deferred consideration, was denominated in pounds sterling, 83% in euro and the remaining 1% in other currencies. This compares with the position as at September 28, 2002, when approximately 9% of our net debt was denominated in pounds sterling, 88% in euro and the remaining 3% in other currencies. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling, euro and other currencies’ interest rates.

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

•                                          changes in analysts’ recommendations;

•                                          announcements of changes to regulations in respect of advertising, packaging, product constituents and taxation of tobacco products;

•                                          merger activity, distribution agreements or joint ventures within the tobacco industry;

•                                          changes to key personnel; and

•                                          regulations restricting smoking in public places.

Additional risks for ADS holders

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

•                                          Upon receipt of a notice from us of a shareholders’ meeting, the depositary has agreed to provide the holders of ADSs registered on the books of the depositary with any materials that we have distributed, along with a notice as to how each registered ADS holder can instruct the depositary on the voting of the ordinary shares underlying the holder’s ADSs. We cannot guarantee that ADS holders will receive voting materials in time to instruct the depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or third parties, will not receive notice of a shareholders’ meeting or have the opportunity to exercise a right to vote at all.

•                                          ADS holders may not receive copies of all reports from the depositary or us and may need to go to the depositary’s offices to inspect any reports issued.

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

Item 4:  Information on the Company

Our principal activities are the manufacture, marketing and selling of a comprehensive range of high quality tobacco and tobacco-related products, including the Embassy, Regal, Superkings, John Player Special, Lambert & Butler, Richmond, Horizon, West, Davidoff, R1, Prima and Cabinet brand families of cigarettes; Drum, Golden Virginia, Van Nelle and Interval roll-your-own tobacco; Classic cigars; Amphora and St. Bruno pipe tobacco; and Rizla rolling papers.

We sell tobacco products and tobacco-related products in more than one hundred and thirty countries and duty-free markets, with particular market strengths in the United Kingdom, Germany, The Netherlands, Belgium, the Republic of Ireland, France, Slovenia, the Ukraine, Russia, Poland, Hungary, Slovakia, Australasia, Taiwan, Kyrgyzstan and sub-Saharan Africa. In addition, we are developing our presence in emerging markets, particularly in Asia Pacific.

Imperial Tobacco Group PLC was incorporated on August 6, 1996 and as a public limited company in England and Wales, became listed on the London Stock Exchange on October 1, 1996, when Hanson PLC spun-off its tobacco business to Imperial Tobacco. On November 9, 1998, ITG’s American Depositary Shares, each representing two ordinary shares of 10p each, were listed on the New York Stock Exchange under the symbol “ITY”.

Imperial Tobacco Group PLC is registered in England and Wales (registered company number 3236483), and operates under the legislation of the United Kingdom. Our registered office is Imperial Tobacco Group PLC, P.O. Box 244, Upton Road, Bristol BS99 7UJ, England (telephone number: 011 44 117 963 6636; facsimile number: 011 44 117 966 7957). The ADR Depositary is Citibank Shareholder Services, P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A. Telephone number: 1-877-CITI-ADR (1-877-248-4237 – toll free).

A                                                               History and Development

Our tobacco business has a long established history, dating back to 1901 when thirteen independent British tobacco companies merged to join forces in the face of competition from the American Tobacco Company.

In 1973, when the United Kingdom joined the European Union, an agreement was reached with BAT for the exchange of certain trademarks. As a result of these historical arrangements and subsequent agreements with BAT and other third parties, we, like many international cigarette companies, do not have exclusive ownership of all our pre-1973 brands in all of the territories in which we operate. In general, we prefer to own the rights to our principal brands in the territories in which we operate. The brand rights to our most internationally distributed cigarette brand, Davidoff, are licensed to Reemtsma through a long-term arrangement involving Davidoff & Cie SA, Zino Davidoff SA and other entities.

In 1986, following a period of diversification away from the tobacco business and a continual loss of U.K. tobacco market share, the company was acquired by Hanson PLC. Under Hanson, we disposed of non-tobacco businesses and renewed our focus on our core tobacco business, including a program of rationalization and investment.

Traditionally, the primary focus of our business was on the U.K. and Irish markets. However, since the Demerger in 1996 we have pursued a dynamic growth strategy to develop our business internationally through both organic growth and acquisitions. Consistent with this strategy, we have invested over £4.7 billion in acquisitions to January 31, 2004, principally of overseas businesses, including Reemtsma. In fiscal 2003, 76% of our total turnover less duty was attributable to our international business.

In 1997 we acquired Rizla, based in Belgium, and in 1998 we acquired Van Nelle Tabak, based in The Netherlands. In 1999, we acquired a portfolio of cigarette, tobacco and rolling paper brands in Australia and New Zealand, together with a factory in New Zealand, from subsidiaries of BAT. As a result of the acquisition, these brands had a combined cigarette market share of approximately 17% of the combined Australian and New Zealand markets.

In October 2000, we completed two acquisitions to strengthen our roll-your-own tobacco and rolling papers businesses: the EFKA group, based in Germany and Canada, which holds strong positions in several rolling papers and tubes markets; and the Baelen group, which manufactures roll-your-own tobacco in Belgium, for sale in Belgium, France and other European countries. Baelen’s main brand properties include Interval, which has a market share of over 10% in France, and Werwiqc.  In December 2000, we completed the purchase by our subsidiary Sinclair Collis Limited of the cigarette vending operations of Mayfair Vending Limited from the TM Group. The net cash consideration, including acquisition expenses, for these three businesses was £83 million.

In March 2001, we acquired from the Bolloré group a 75% interest in Tobaccor, the second largest cigarette manufacturer and distributor in Sub-Saharan Africa, for a cash consideration of £179 million together with acquisition costs of £3 million. Tobaccor has leading market shares in eight countries in French-speaking West and Central Africa, and Madagascar, and is the sole cigarette manufacturer in each of these countries. It also has interests in Vietnam. On September 23, 2002 Tobaccor purchased from Bolloré, by way of a share buy-back, a further 12.5% interest in Tobaccor with payment made on December 31, 2002. The remaining interest of Bolloré in Tobaccor was acquired in October 2003 with payment deferred until December 31, 2005. Total consideration for these additional transactions amounts to £91 million, using a similar multiple of profit as for the acquisition of the original shares, and includes a net cash adjustment, incorporating dividends accrued since the acquisition.

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

On May 15, 2002, we completed the acquisition of 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH, a German manufacturer of cigarettes and other tobacco products, for a final consideration of £3.0 billion (net of £0.4 billion of liquid assets acquired). The group also entered into an option agreement and a profit pooling agreement whereby we acquired an option to purchase the outstanding 9.99% on similar terms and the holders of the outstanding 9.99% surrendered their interests in the results of Reemtsma in exchange for a fixed return. As a result, the group has consolidated 100% of the results and net assets of Reemtsma and has reflected a liability in respect of the fixed return to the holders of the 9.99%. The transaction has been accounted as a purchase business combination. Total goodwill arising on the acquisition was £3.2 billion which is being amortized over 20 years. On January 13, 2004, we purchased, for approximately €558 million in cash, a further 9.19% of Reemtsma after Tchibo Holdings AG exercised its put option, taking our total holding in Reemtsma to 99.20%.

Reemtsma was the fourth largest international cigarette manufacturer in the world by volume (excluding the Chinese National Tobacco Corporation) with well-known global brand names such as West, Davidoff and R1. It is strongly represented in Germany, its home market, and in Western, Central and Eastern Europe and Asia, providing us with penetration into markets we had previously targeted for development. The acquisition was financed in part by way of a two-for-five discounted rights issue which generated proceeds of £985 million net of expenses, with the balance of the consideration being provided by bank debt. This acquisition has transformed Imperial Tobacco Group, creating a significantly larger group with a balanced international geographic spread and a comprehensive brand and product portfolio, with additional opportunities to deliver revenue growth and increased operational efficiencies, consistent with our strategic criteria for acquisitions. The acquisition of Reemtsma has significantly affected our reported results for fiscal 2002 and fiscal 2003. For a discussion of the financial effects of the Reemtsma acquisition, see Item 5: Operating and Financial Review and Prospects.

We have made no principal capital expenditures and divestitures since September 30, 2003 other than the further purchase of 9.19% of Reemtsma on January 13, 2004 as disclosed above.

B                                                               Business Overview

Market Background and Environment

Cigarettes

In 2002, the most recent year for which world-wide information is available, an estimated 5.3 trillion cigarettes (2001: 5.3 trillion cigarettes) were sold throughout the world, including approximately 614 billion in Western Europe, approximately 713 billion in North and South America, approximately 2.8 trillion in Asia Pacific, approximately 710 billion in Eastern Europe and the former Soviet Union, approximately 248 billion in the Middle East and approximately 193 billion in Africa. In fiscal 2003, in Germany, the largest market in Europe, total sales of more than 138 billion cigarettes were recorded, while in the United Kingdom sales of U.K. duty paid cigarettes were approximately 54 billion, placing the United Kingdom among the five largest markets by volume in Western Europe.

The trend for cigarette consumption in the United Kingdom and most other Western European markets has tended to be one of slow decline primarily attributable to government regulation and enhanced awareness of health concerns, although in recent years overall consumption in Western Europe has been relatively stable. Total U.K. duty paid cigarette sales over the 1994 to 1998 fiscal years fell by an average of approximately 4% per annum and, in the 1998 to 2003 fiscal years, the U.K. duty paid cigarette market declined by an average of approximately 6% per annum based on unit sales.

In Germany, between fiscal years 1997 and 2003, market volume has grown at a compound rate of 0.1%. Over the last year the German duty paid cigarette market has declined by 4%, with consumers switching from cigarettes to other tobacco products, which have increased by 9%, in response to recent significant excise tax increases.

The high levels of duty imposed on the sale of tobacco products in many Western European markets have resulted in significant quantities of tobacco products being imported from jurisdictions where duty is lower.  These consist of legal imports of both duty free and duty paid products purchased in other E.U. countries and of illegal imports on which no duty has been paid.

Roll-Your-Own

Sales of roll-your-own tobacco are particularly strong in The Netherlands, Germany, Belgium, Luxembourg, France and the United Kingdom. The Dutch market is one of the largest individual roll-your-own tobacco markets in the world, with approximately 11,800 tonnes sold in 2003. It is estimated that roll-your-own tobacco accounted for approximately 45% of all cigarettes smoked in The Netherlands in 2003. Sales of roll-your-own tobacco in The Netherlands declined by 23% from 1991 through to 1996 and have decreased by 1-3% per annum on average in the period from 1996 to 2003. In Belgium and Luxembourg, sales of roll-your-own tobacco increased from 1993 to 2001 since when they have decreased. In France, sales of roll-your-own increased until 2000 and have since remained stable. In the United Kingdom and Germany, volume sales continue to increase.

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

There are significant differences between each tobacco market resulting from local preferences for tobacco blends and brands, the degree of governmental regulation, duty structures and distribution mechanisms in each market. Tobacco products are generally branded products with different brands preferred in different geographic regions. Consequently, brand ownership and management are important factors. In a number of markets, tobacco distribution arrangements and governmental regulations may act as barriers for new entrants into such markets. See Item 4B: Business Overview – Regulation.

Our Strategy

Our primary objective is to create sustainable stakeholder value by growing our international operations, both organically and through acquisition, while continuing to strengthen our core market positions in the United Kingdom and Germany. To meet this goal, we have established the following corporate strategies:

Strengthen our core market positions in the United Kingdom and Germany.

Our historical roots are in the United Kingdom, which remains our largest and most profitable market. U.K. operating profit in fiscal 2003 increased to £406 million from £390 million in fiscal 2002 and margins were up to 53.4%  (2002: 51.0%). These increases reflect share growth, the benefits of manufacturer’s price increases and a reduced cost base, partly offset by the effects of consumers switching from the higher margin premium price sector to lower price sectors. We are the leader in the U.K. cigarette market, with an average market share in fiscal 2003 of 44% in respect of our own brands, which include Lambert & Butler, Superkings, Regal, Richmond, and Embassy.  We also distribute the Marlboro brand range in the United Kingdom, which had a 7.5% market share in September 2003.  We are the leader in the U.K. roll-your-own tobacco market, with a share of 64% in September 2003, where our Golden Virginia brand is the clear market leader.  Drum and Drum Gold strengthened their positions to 15.8% market share in September 2003. We grew our market share in the small cigar sector to 38.6% during the year. Our Rizla brands hold over three-quarters of the U.K. rolling paper market.  In fiscal 2003 we increased our U.K. market share in cigarettes and small cigars and maintained market share in roll-your-own and pipe tobacco. We intend to continue our focus on developing these important market sectors.

As a result of the acquisition of Reemtsma, we hold a significant position in Germany. Operating profit in Germany rose to £228 million in 2003 from £67 million in 2002. This result incorporates a full year of Reemtsma results, a positive overall trading performance, synergy benefits and a favorable euro exchange rate gain of approximately £20 million. In addition, a reduced cost base compared to that applied in the previous Reemtsma business helped the significant uplift in operating margins to 35.3% in the year, compared to a pro forma margin for the enlarged group of 23.0%. Our branded share of the total market, including other tobacco products, increased in fiscal 2003 to 21.4%, up from 21.1% in fiscal 2002. Our key cigarette brands are West, the second largest selling cigarette in Germany with a market share of 9.5%, Davidoff, R1, Cabinet and Peter Stuyvesant. We are market leaders in the growing other tobacco products sector, where our market share has increased from 23% in fiscal 2002 to 33.5% in fiscal 2003.

Expand our presence in international markets, other than the United States, through organic growth and tobacco-related acquisitions.

We continue to seek to expand internationally in selected markets, other than in the United States, through organic growth and tobacco-related acquisitions. We currently operate in a number of markets in Western Europe, including The Netherlands, the Republic of Ireland, France, Spain, Portugal, Belgium and Luxembourg. In Western European markets, the brands and infrastructures we acquired in the Reemtsma and other acquisitions have further enhanced and complemented the group’s scale and depth in the region.

In addition, we have a significant presence in Australia and New Zealand following our acquisition in 1999 of a portfolio of cigarette, tobacco and rolling paper brands, together with a factory in New Zealand, from subsidiaries of BAT.

Following the acquisition of Reemtsma, the group is now strongly represented in Central and Eastern Europe, including Poland, Slovenia, Hungary, Slovakia, the Ukraine, Russia and also Kyrgyzstan. Our strategy for this region continues to be focused on strengthening our international strategic brands, particularly Davidoff and West, and expanding our presence in key markets while seeking to improve profitability. In Asia Pacific, we have a significant market position in Taiwan, complemented by businesses in Vietnam and Laos. In China, a contract has been signed for local production and distribution of West, which started in December 2003. We continue to strengthen our position in the Middle East with growth being driven by the strong performance of Davidoff. In Africa, there have been good performances in Madagascar, Burkino Faso, Senegal and Nigeria.

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

At the same time, with ongoing consolidation in the tobacco industry, we have continued actively to seek opportunities for acquisitions which both increase our international scale and penetration of our targeted markets, particularly where those businesses have highly complementary geographical profiles and strong brand portfolios.

Increase productivity and control costs through capital investment in new production technology and by investing in product design and innovative processing techniques.

Our ongoing search for productivity improvements, through the effective utilization of our assets, continues to drive our manufacturing strategy and the way we structure our business.  Following the acquisition of Reemtsma, the integration of manufacturing throughout the combined group has been a major feature of the year. Productivity has increased by 8% over fiscal 2003 and unit costs have been reduced by 6% compared to fiscal 2002.

Our strategy of seeking continuous performance improvement remains paramount. We believe there is continuing potential for substantial cost savings through a program of brand and blend rationalization and the extension of best practice across all manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation. To this end, we have developed ‘centers of excellence’ for each product category to develop specialist manufacturing expertise in order to achieve both productivity improvements and overall cost savings.

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

United Kingdom

The United Kingdom continues to make a significant contribution to the performance of the group, generating 36% of operating profit before amortization and exceptional items in fiscal 2003.

The U.K. cigarette market has been adversely impacted by the effect of excise duty increases, government funded anti-smoking campaigns, heightened public awareness of smoking-related health concerns and increasing governmental regulation. To date, we have been able to mitigate the impact of these through price increases to consumers. The U.K. government announcement in October 2002 of increased duty paid indicative levels for E.U. travelers, from 800 to 3,200 cigarettes, prompted an initial decline in the size of the U.K. duty-paid market. Future excise duty increases, changes in public smoking habits and restrictions on production, design, sales, distribution and marketing activities could have a material negative impact on our future operating revenues, although this impact is not currently quantifiable. The market stabilized towards the end of fiscal 2003, and we estimate the U.K. duty-paid cigarette market averaged 54 billion cigarettes in the year to September 2003 (2002: 56 billion) with a roll-your-own tobacco market of 2,800 tonnes (2002: 2,800 tonnes).

We had another successful year in the United Kingdom, with our branded cigarette market share continuing to grow from an average of 42.9% in 2002 to 44.0% in 2003, further extending our market leadership.

Lambert & Butler, the top selling U.K. cigarette brand family, grew market share to 16.2% in September 2003. Richmond continued to strengthen and remains the second largest selling brand family in the United Kingdom with market share consistently growing in the four years since its launch to 12.2% in September 2003. In the premium sector, Embassy delivered another robust performance closing the year with market share of 3.9%.

In our second year of distributing the Marlboro brand family on behalf of Philip Morris, we increased retail distribution such that its market share reached 7.5% in September 2003.

Our strong position in the roll-your-own tobacco market was maintained with a market share of over 64%, with Golden Virginia retaining clear leadership of the category. Drum and Drum Gold, now available in new resealable pouches, strengthened their positions to 15.8% market share at the end of fiscal 2003.

Rizla continued to hold over three-quarters of the rolling papers market and in September 2003, we announced the introduction of Rizla Silver, a premium ultra-fine rolling paper. Our cigar range, including Classic, Panama and King Edward Coronets, had a good year with market share growing to 38.6% of the small cigar sector.

In light of U.K. legislation, which significantly restricted tobacco advertising and sponsorship, we strengthened our brand availability and visibility at the point-of-sale. Our focus has been on developing a leading position in the supply of merchandising display furniture to retail outlets. We have over 33,000 units installed, in the various retail channels in the United Kingdom.

During 2003, Imperial Tobacco was voted ‘Supplier of the Year’ by retailers from the convenience sector, beating more than 60 leading branded grocery and drinks manufacturers.

In the United Kingdom, our key integration actions are now complete, with the closure of the former Reemtsma company offices. The manufacturing of a range of private label products, which was formerly conducted by Reemtsma’s Park Lane Tobacco Company Limited, has been transferred to our U.K. sales and logistics operations. These sales have not been included in the group’s market share.

The size of the market will continue to be a key factor affecting our U.K. profitability. In the context of moderate market decline, we see opportunities to improve profits further through effective management of our brand portfolio and cost efficiencies. We will continue to transfer expertise gained in our extensive U.K. operations to other similar markets, such as those in the rest of Western Europe, ensuring that we share and build best practice and skills across the group.

Other factors which influence the results of our U.K. operations include our share of the U.K. market and our ability to pass on price increases to consumers. Manufacturers’ own price increases have been a feature of the U.K. market for several years and have been possible because of the high specific tax component in the overall retail price of tobacco products, currently approximately 79% of the retail price of premium-priced cigarettes. This de-emphasizes the impact of manufacturer’s own price increases on consumers. For example, based on the current duty and price structure, a 10% increase in the price (excluding duty) of premium-priced cigarettes would result in only an approximate 2.4% increase in the retail price of premium-priced cigarettes, including duty. An increase of 8p per pack of 20 cigarettes of our premium-priced brands was achieved in June 2003.

Duty increases in the U.K. government’s budget announcements affect the annual pattern of our turnover, cash flows, inventory stock and debt levels. Up to and including the budget for 2000, a significant proportion of our annual U.K. inventory movements, on which excise duty is levied, occurred in the month preceding the budget announcement or implementation of the budget increase as customers sought to avoid the expected duty increases by acquiring inventories of tobacco products at pre-budget prices. In early 2001, the U.K. Chancellor of the Exchequer introduced the compulsory marking of U.K. duty-paid cigarettes and roll-your-own tobacco. In addition, restrictions on cigarette sales volumes were introduced in order to limit the opportunity for the tobacco trade to benefit from stock profits on duty paid inventories around the time of a Chancellor’s budget. The latest U.K. budget announcement was made on April 9, 2003, when the U.K. government increased duty by approximately 8p per pack of 20 premium-priced cigarettes with immediate effect. The next U.K. budget announcement is expected to be made in March 2004.

Germany

Germany, the largest market in Western Europe, generated significant profits for the group, accounting for 20% of operating profit before amortization and exceptional items in fiscal 2003.

Following an excise duty increase in January 2003, the German market has seen an increasing focus on value with consumers switching from cigarettes to other tobacco products, mainly in the roll-your-own and make-your-own sector. This market sector grew by 9% to 24 billion cigarette equivalents in fiscal 2003, while the factory made cigarette market has declined by around 6 billion to 138 billion cigarettes. This decline has predominantly affected branded cigarettes, which decreased by around 5% in fiscal 2003 to 116 billion cigarettes, while private label cigarettes have increased slightly to 22 billion, 15.9% of the market.

Subsequent to the excise duty increase of one euro cent per cigarette in January 2003, the German government announced further significant increases in tobacco tax on May 8, 2003, to finance the restructuring of the German health system. The original proposal was for three tax increases of 1.5 euro cent per cigarette to take place on January 1, 2004, October 1, 2004 and July 1, 2005, respectively.  However, following discussions by a Conciliation Committee in the German government, the tax on cigarettes will now be increased by 1.2 euro cent per cigarette on March 1, 2004, December 1, 2004 and September 1, 2005, respectively.

Our branded share of the total market, including other tobacco products, increased in fiscal 2003 to 21.4%, up from 21.1% in fiscal 2002. We are market leaders in the growing other tobacco products sector, where our market share has increased from 23% in fiscal 2002 to 33.5% in fiscal 2003. Our cigarette market share has declined slightly to 19.6% in fiscal 2003 from 20.3% in fiscal 2002, mainly due to consumers switching between cigarettes and other tobacco products.

During the financial year, the West brand franchise, including other tobacco products, strengthened its position in Germany with an increase in market share to 11% in 2003, while West retained its position as the second largest selling cigarette brand in Germany. West Singles, an innovative make-your-own product launched in November 2001, has made a significant contribution to this success.

The premium brand family Davidoff strengthened its position by increasing market share to an average of 1.1% in fiscal 2003. The range was extended through the launch of Davidoff Ultra in November 2002 and Davidoff Slims in September 2003. R1 maintained its market leadership in the ultra light sector, with a market share of 1.8% in fiscal 2003, and Peter Stuyvesant performed robustly at 2.2% of market in fiscal 2003.

The Cabinet brand family, our best selling brand in the former East Germany, performed solidly with a market share of around 8% in this region and was complemented by JPS Red, introduced in February 2003, further strengthening our position in this region.

By successfully integrating the three German sales forces following the acquisition, we have realized significant synergies and improved our cost base. The refocusing of the sales force has been designed to help optimize our distribution in the convenience and supermarket sectors, where market share for other tobacco products has grown to more than 33%. In addition, the former Reemtsma headquarters in Hamburg was sold in October 2003, and will close no later than June 2004.

In an environment of regular tax increases, we expect to see increasing market segmentation with downtrading in cigarettes and migration to other tobacco products. With our market leadership position in other tobacco products, complemented by cigarette portfolio opportunities and cost efficient operations, we believe we remain well positioned to benefit from these changing market dynamics.

Rest of Western Europe

The Rest of Western Europe again delivered a strong performance. Good domestic results in a number of markets were enhanced by benefits from increased indicative levels available to U.K. travelers within the European Union.

In France, a significant tax increase in January 2003 led to a cigarette market decline of 7.6% between January and September 2003. In spite of the adverse external environment, we succeeded in achieving improved margins in cigarettes, and in May 2003, West was launched in France, achieving widespread national distribution. In addition, we have grown our roll-your-own tobacco market share to 30% in fiscal 2003, driven by the successful performance of Interval, averaging 13.5% in the year.

Our business in Southern Europe made significant progress. Our greater focus on Italy resulted in a strong performance for the combined portfolio, assisted by the launch of Route 66 and benefiting from improved distribution and trade marketing structures. Volume and market share increased in Spain, up to 4.2% in September 2003 (2002: 3.7%), and in Greece the group’s record 6.9% market share in fiscal 2003 was driven by the performance of Davidoff.

In Belgium and Luxembourg, we have grown Interval and Route 66 while our key domestic brand Bastos performed robustly. Distribution agreements with Altadis in Belgium and Luxembourg were terminated in July 2003.

In the face of overall cigarette market decline in Ireland, we succeeded in growing market share, achieving 31.5% in 2003 (2002: 31.0%). In The Netherlands, despite some adverse trends in the roll-your-own tobacco market, Drum was stable at 24% market share and Van Nelle grew to 25.5% in September 2003. In the growing cigarette market, our share increased to 2.7% in fiscal 2003 (2002: 2.4%), supported by good performances from Davidoff and West.

After a strong start to the year, sales in the important registered mobile operator sector, which includes cross-channel ferries, Eurotunnel shops and French and Spanish airports, have been tempered in some outlets by the impact of French domestic price increases in January 2003.

During the year, the integration of Reemtsma delivered substantial infrastructure savings and improved supply chain efficiencies throughout the region, following a program of distributor rationalization.

We believe that rising taxes in a number of markets will encourage cross-border shopping within the European Union. The next few years will be challenging as cross-border shopping has already emerged in those E.U. markets which have imposed significant tax increases such that tobacco prices are higher than in other E.U. Member States. While the United Kingdom is a prime example, other countries, such as France, have also experienced cross-border shopping. In order to respond effectively to the challenge of the change in consumer purchasing patterns, manufacturers will need to realign the geographical distribution of their brands. We have already recognized this and distribute a wide range of U.K. brands in such countries as Belgium, Luxembourg and Spain for traveling U.K. consumers. In January 2004 we introduced John Player Red in Belgium for French consumers. This policy is complemented by an enlarged brand portfolio with increased representation across E.U. Member States.

Rest of the World

The Rest of the World, which encompasses Central and Eastern Europe, Australasia, Asia Pacific, the Middle East and Africa, and Global Duty Free, continues to generate strong volumes for the group, accounting for 50% of total volumes and showing improving profitability.

Our strategy for Central and Eastern Europe continues to be focused on strengthening our international strategic brands, particularly Davidoff and West, and expanding our presence in key markets while seeking to improve profitability.

In Poland, historically high tobacco tax increases have led to an overall tobacco market decline and an erosion of industry margins. In July 2003, prices increased but the market continues to be highly competitive. Against this background, the increase in our market share from 17.9% to 19.3% in fiscal 2003 was driven by growth in Mocne and West and the launch of Route 66.

Our total sales volumes in the Ukraine exceeded last year, due to the strong development of Prima and R1, with R1 growing by 30% since launch. We also increased prices in Ukraine, which delivered improved margins.

We continued to grow market share in Russia for the third consecutive year, rising to 5.1% in September 2003. This was driven by the continuing development of Davidoff, West and R1, supported by the successfully established brand Maxim Classic. Davidoff shipment volumes grew by 24% during the period, and the brand gained strength from the increased demand for Davidoff Slims. In the highly competitive environment of the low and mid-priced segment, Maxim was launched in a round-cornered pack in April 2003, and has been well received.

In a year characterized by an increasingly competitive environment in Australia, cigarette volumes grew and market share was broadly held at just under 18% on the back of improvements driven by Superkings and Peter Stuyvesant. Roll-your-own tobacco volumes have also grown and our share reached 62.4% in fiscal 2003 (2002: 61.4%) through the strong performance of the Champion brand.

In Asia Pacific, the world economic slowdown has adversely affected most Asian economies and the SARS outbreak especially impacted Taiwan, China, Singapore and Hong Kong.

In Taiwan, these factors and a general destocking across the market led to a decline in total market volumes from 42 billion in fiscal 2002 to 39 billion cigarettes in fiscal 2003. Consequently, our volumes and market share have been under pressure, particularly due to our portfolio bias toward premium brands. In the last few months of the financial year we have seen a recovery in volumes, and market share appears to be stabilizing, closing fiscal 2003 at 11.2% (2002: 13%). The implementation of a new sales and distribution organization should further assist recovery.

Our businesses in Vietnam and Laos continue to perform beyond expectations. Bastos enjoyed strong growth in Vietnam with an increase in volume of over 30% during the year, taking our share of the total market to 8.6% in fiscal 2003 (2002: 8%). In Laos our volumes have more than doubled over the past year.

In China, our co-operation with the State Tobacco Monopoly Administration and the negotiations with the Yuxi Hongta Group, resulted in the signing of a formal contract with the Yuxi Hongta Group for local production and distribution of West, which started in December 2003.

In the Middle East, growth continues to be driven by the performance of Davidoff across the region, including the key markets of Saudi Arabia, the United Arab Emirates, Kuwait and Lebanon.

In Africa, the political situation in the Ivory Coast appears to have stabilized and sales volumes are currently around two-thirds of their pre-crisis levels. Both Burkina Faso and Senegal performed well during the year with improved volumes and market shares, and the West launch into the Senegalese market made encouraging progress. There has been a very good performance in Madagascar, which returned to pre-conflict levels of profitability, and Nigeria made good progress in the year with overall volumes up approximately 15% in fiscal 2003 compared to the previous year.

In the Global Duty Free business, significant progress has been made with the enhanced portfolio, with over 180 new product listings; prices have increased and distributor arrangements rationalized.

The key U.K. duty-free market continues to perform well in both volume and share terms. Market share has grown to 38.3% in fiscal 2003 (2002: 33.8%), securing our leading position.

The conflict in the Middle East along with the outbreak of SARS had an adverse effect on the number of travelers this year, which particularly impacted upon a number of duty-free market volumes in Asia where Davidoff has a strong brand presence.

We see many growth opportunities for the group in the Rest of the World, although the region is inherently more volatile than other regions in which we operate. We will continue to concentrate on growing our volumes and profitability in existing markets, looking for opportunities in new markets and making focused investments where we see long-term potential.

Key Brands

United Kingdom

•                                          Lambert & Butler

The United Kingdom’s best selling cigarette brand family, with 16.2% market share in September 2003.

•                                          Richmond

The United Kingdom’s second largest selling cigarette brand range with 12.2% market share in September 2003.

•                                          Golden Virginia

The clear leader of the roll-your-own tobacco market in the United Kingdom, with 48.9% market share in September 2003.

•                                          Rizla

The world’s number one rolling paper, with approximately three-quarters of the U.K. rolling paper market.

•                                          Classic

Imperial Tobacco’s biggest selling cigar and the second most popular small cigar brand in the United Kingdom.

In fiscal 2003, we strengthened further our leadership position in the U.K. market. Our operating profit before amortization and exceptional items increased to £406 million on turnover excluding duty of £760 million. We held an average of 44.0% of the total U.K. cigarette market in fiscal 2003 (excluding an average of 11.6% for Marlboro, Raffles and own label brands previously sold through Park Lane).

Germany

•                                          West

Retained its position as the second largest selling cigarette brand in Germany with a market share of 9.5% and strengthened its leadership in other tobacco products.

•                                          Davidoff

The premium brand family strengthened its position by increasing market share to an average of 1.1% in fiscal 2003.

•                                          R1

Maintained its position as the market leader in the ultra light sector in Germany.

•                                          Cabinet

Our number one brand family in the former East Germany with a market share of 8.0% in this region.

•                                          Peter Stuyvesant

A long established brand in Germany and one of our leading brands in the high price sector with 2.2% market share.

•                                          Drum

The number one brand family in the traditional roll-your-own market.

Our branded share of the total market, including other tobacco products, increased in fiscal 2003 to 21.4%. We held an average of 19.6% of the total German cigarette market. Our leadership in the growing other tobacco products sector was strengthened. In fiscal 2003, our operating profit before amortization and exceptional items increased to £228 million on turnover excluding duty, of £645 million.

Rest of Western Europe

•                                          JPS American Blend

Sold in France, Spain, Portugal, Italy, Austria and Greece.

•                                          John Player King Size

Ireland’s number one brand for more than 10 years.

•                                          Davidoff

Davidoff maintained its growth momentum particularly in Greece, with a 28% volume increase in fiscal 2003.

•                                          Route 66

An American blend, value brand which continues to grow sales following its launch in Italy this year.

•                                          Drum

The world leading roll-your-own tobacco, which together with our Van Nelle brand, holds a dominant position in The Netherlands and contributes to our roll-your-own market share of 57% there.

Our underlying performance in the mature markets of the Rest of Western Europe remains strong. We grew market share in Spain and Greece and achieved 24.9% of the total Republic of Ireland cigarette market in fiscal 2003 (excluding 6.6% for the Marlboro brand family). Our performance in this region is reflected in an operating profit before amortization and exceptional items of £307 million on turnover excluding duty of £652 million.

Rest of the World

•                                          Davidoff

Imperial Tobacco’s flagship strategic premium brand in this region.

•                                          West

Our other strategic brand in Central and Eastern Europe which continues to increase market share, especially in Poland and Slovenia.

•                                          Prima

The leading brand family in the Ukraine.

•                                          Horizon

Our best selling brand in Australia with an average market share of 12.6%.

•                                          Excellence

A Virginia blend and our second biggest selling brand in West Africa, where it leads the low price sector.

The Rest of the World is our largest region by volume and continues to be a key element in our international development strategy. Operating profit before amortization and exceptional items in fiscal 2003 was £194 million and turnover excluding duty was £1,143 million.

Manufacturing

The integration of manufacturing throughout the combined group has been a major feature of the fiscal year. Productivity has increased by 8% over the year and unit costs have been reduced by 6% compared to fiscal 2002. This performance would have been further improved had conflicts in the Middle East and Africa, along with the SARS outbreak not adversely affected operations. In addition, in the European Union, factories implemented packaging changes resulting from the E.U. Product Directive. Despite these factors, manufacturing contributed significantly to the delivery of overall synergies in the group.

Simplification and rationalization of our product portfolios and packaging continue to be areas of focus, while maintaining our reputation as a flexible supplier of innovative and high quality products. In addition, we rationalized our supplier base, realizing purchasing economies of scale. We also concentrated on the important area of business quality, particularly in applying common quality standards and measures, and obtained ISO accreditations across a number of factories. Our program of Stock Keeping Unit reductions has been slow so far, mainly due to the demands of the new E.U. health warning requirements, and we plan to accelerate our work in the coming months.

As part of the integration we disposed of the fermentation and printing facilities at Lahr. Additionally, we recently announced closures in Meppel (roll-your-own tobacco packing facility), Cambodia (cigarette factory) and Avonmouth (distribution center). The activities formerly conducted at these sites are being integrated into other existing facilities with no adverse effect on operations.

In January 2004, we announced the closure of our cigarette manufacturing sites in Hungary, Slovenia and Slovakia. Our filter production center in Hungary will also close. The closures are expected be completed by May 2004. This restructuring of our European manufacturing operations is part of an ongoing commitment to enhance productivity and improve operational efficiencies.

At key locations around the world, we have invested in state-of-the-art equipment, further improving our efficiency and competitiveness. Capacity is being significantly increased in Russia to meet the market demand for our products. In Dublin, the new making and packing facility has been progressed during the year and will come on-stream in the first half of fiscal 2004. We obtained a manufacturing license to produce in Turkey and our green field site facility near Izmir is intended to be fully operational in early 2005.

In June, we simplified the structure of our manufacturing operations into three regions covering the group’s global operations. Each region has responsibility for all products including cigarettes, roll-your-own and pipe tobaccos, cigars, filters, tubes and rolling paper products. Within each region, ‘leading factories’ have been identified to provide supporting activities to local satellite factories. Benefits will arise by avoiding service and support duplication.

We have now established a consistent benchmarking system across our factories and are looking to develop this further, extending productivity and efficiency measures to the group’s supply chain, logistics and distribution activities.

Moving towards a consistently measured production capability across the group gives us significant opportunity to review and balance our total supply chain activity, while retaining the flexibility to react quickly to changing market conditions. This is an area from which we expect to gain significant benefit over the coming years.

The future still holds considerable opportunities for further standardization and capacity optimization across the group’s product range. We will continue to focus on these opportunities, investing where appropriate, while keeping a tight control of costs.

For a discussion of our underlying trading performance, see Item 5: Operating and Financial Review and Prospects.

Sales and Distribution

Following the acquisition of Reemtsma, we reorganized our sales and distribution operations into a new regional format, covering the United Kingdom, Germany, Rest of Western Europe and Rest of the World.

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

We have continued to invest heavily in sales force technology and analysis tools, and we believe the information provided gives us a significant competitive advantage.  Our merchandising equipment is installed in over 33,000 U.K. retail outlets and is supported by a comprehensive range and space planning service in respect of our display units.

Advertising and Promotion

All our major brands were advertised prior to a U.K. advertising ban introduced on February 14, 2003. Since that time the only permitted tobacco advertising has been at the point of sale.

Sponsorship is also banned, but there is an exemption for events such as Formula 1 and the Embassy World Snooker Championships until July 2005, in line with the dates set by the E.U. Advertising Directive.

Distribution

Our U.K. distribution operations are organized around our two Customer Service Centers in Nottingham and Bristol, both of which handle the sale and distribution of products to the wholesale, cash and carry and retail trade within their respective geographic regions.  With effect from December 2003 the Bristol Customer Service Center closed and our U.K. distributions operations were centralized in the Nottingham Customer Service Center.

Our two largest customers are Palmer & Harvey McLane Limited and Booker PLC, who are major operators in the wholesale and cash and carry sector in the U.K. market. Together they accounted for approximately 37%, 42% and 45% of our U.K. gross turnover including duty in fiscal 2001, fiscal 2002 and fiscal 2003, respectively.

Germany

Sales and Marketing

Our marketing strategy in Germany mirrors the characteristics of our brand portfolio and focuses on all elements of the marketing mix, with the objective of improving market share and long-term profitability. In particular, it seeks to capitalize on our key account structure, using data on channels of distribution, which allows a consistent alignment of brand activities with consumer buying patterns.

Our sales force seeks to ensure the ready availability of all our products through all distribution channels and to secure point of sales communication coverage of our key brands in both the retail and hotel and restaurant sectors.

Advertising and Promotion

Our marketing activities in Germany are concentrated on our strategic brand families West, Davidoff, R1 and Drum as well as our core brand in eastern Germany, Cabinet, using mass media advertising where this is permitted together with other consumer promotion and marketing activities.

Distribution

Our point of sale strategy is based on a weighted distribution approach, through which we seek to achieve higher distribution levels in high traffic outlets as well as relating distribution fees to sales volumes. It also focuses on supply chain management which helps prevent our product being out of stock or off-the-shelf at retail outlets. In addition, we use our call centers for sales to our directly supplied customers as a distribution tool.

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

Rest of Western Europe

Rest of Western Europe comprises some 20 countries and our operations are conducted through subsidiaries in Ireland, The Netherlands, Belgium, France, Spain, Italy and Greece, as well as a network of wholesalers and distributors.  While each subsidiary sells a diverse product range they all address their own market-specific opportunities with appropriate brands from our portfolio. The most prominent of these are JPS, Davidoff, Bastos and West cigarettes, Drum, Van Nelle, Interval and Golden Virginia roll-your-own tobaccos, Rizla and Efka rolling papers and tubes as well as Carl Upmann cigars and Amphora pipe tobacco.

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

In the developed markets of Western Europe, while we invest in our own sales forces, we often find it more economic to contract out the physical distribution of our brands. Therefore, our largest customers across Western Europe are Altadis in Spain and France and Tobaccoland / Lekerland in The Netherlands, which perform this function.

In terms of the promotion of our brands, we adhere strictly to applicable government and E.U. legislation as well as our own Code of Conduct, which requires that we only promote our brands to adult smokers.  Increasingly the only remaining medium for dialogue with consumers is at point of sale and we therefore continue to invest to ensure maximum impact in these outlets.

In such diversified markets, our unique portfolio, spanning all tobacco products, provides a platform to compete in almost every market segment across the region. In addition, we have invested in people and technology to improve our sales force effectiveness at point of sale.

Rest of the World

Central and Eastern Europe

The organization and structure of both our customer base and our consumers is very diverse across the different countries in Central and Eastern Europe. In order to cater for the specific demands of our various customers, we put significant emphasis on developing the most appropriate brand portfolio and communication strategies to meet these diverse requirements. Accordingly, our brand portfolio consists of our international brands, Davidoff, West and R1 and local brands for specific markets such as Prima, Mars, Maxim and Symphonia.

Where possible, we promote our brands via international advertising campaigns using outdoor and print media. In particular, our sponsorship of West McLaren Mercedes in Formula One motor racing is being widely used. We implement a wide range of promotions at the points of sale and other places where our consumers meet and provide promotional support programs to our trade customers to help improve our market presence. All elements of consumer and trade promotions are applied in conformity with local legislation, prevailing market conditions and our own Code of Conduct for marketing tobacco products.

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

Within Eastern Europe, market conditions are developing rapidly. In Ukraine, we cover the market via our own sales force structure while in Russia we have a sales force of over 400 complemented by the national logistics system of our local Russian distribution partner. In the emerging markets of Central Asia and the Caucasus, we co-operate with local partners while seeking to establish our own sales forces where market conditions allow.

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

Middle East

The enhancement of our portfolio, following the acquisition of Reemtsma, has had a positive impact on our operations in the Middle East, particularly with the Davidoff brand growing market share in several markets, especially the United Arab Emirates, Saudi Arabia, Kuwait and Lebanon.

We sell our products through third party distributors in all the Middle East markets where we operate with brand support in most markets limited by legislation to point of sale materials.

Asia

Asia is considered an important region for development, with great potential, and historically both Imperial Tobacco and Reemtsma have invested considerable resources in the region. Reemtsma has developed a robust business in Taiwan led by the Davidoff brand, in conjunction with a strong local distribution partner, and backed by its own marketing support with media, point of sale and consumer promotional schemes. In Vietnam, our growing business has been supplemented with the acquisition of a controlling interest in Lao Tobacco in neighboring Laos. In China, a contract has been signed for local production and distribution of West, which started in December 2003.

Australasia

In Australasia, our business continues to progress. Distribution for our brands is performed by third-party logistic service providers supported, in both the Australian and New Zealand markets, by significant sales forces supporting our brands at the point of sale and by our own marketing teams, who manage permissible marketing activities in these increasingly restrictive markets.

Global Duty Free

The domestic markets in the various regions are supported by duty free business in the relevant duty free retail outlets of each region. We manage this business on a global basis from the United Kingdom focusing on key international brands such as Davidoff, West and Drum rolling tobacco as well as regionally important brands such as Lambert & Butler, Regal, Superkings, R1 and Golden Virginia, where appropriate.

•                                          The Global Duty Free business has made significant progress as a result of the enhanced balanced product portfolio and sales and marketing teams. We have introduced over 180 new brand variants into new Duty Free outlets around the world.

•                                          The key U.K. duty free market continues to perform well in terms of both volume and market share. Market share has grown to 38.3% in fiscal 2003, compared with 33.8% over the same period in 2002, securing the leading position in the U.K. duty free cigarette market.

•                                          There has been an impact on travel in fiscal 2003 due to the Iraq war and the SARS virus. This particularly impacted parts of the Asia duty free market where Davidoff has a strong brand presence.

•                                          After a strong start to the year, volumes in the important Registered Mobile Operator sector that includes cross channel ferries, the Eurotunnel shops and French and Spanish airports, have been negatively impacted by French domestic price increases in January 2003.

•                                          Imperial Tobacco is the leading supplier of duty paid tobacco products to Western European travel retail outlets (former duty free outlets, including ferries and airport shops).

Competition

United Kingdom

Our principal competitor in the U.K. tobacco market is Gallaher. For more than 30 years, we and Gallaher have held an aggregate share of over 70% of the U.K. cigarette market based on unit sales. At September 2003, Gallaher had an estimated U.K. market share based on unit sales in each of the cigarette, roll-your-own tobacco, cigar and pipe tobacco markets of approximately 38%, 29%, 47% and 49%, respectively. The other major participant in the U.K. cigarette market is Rothmans, which merged with BAT in fiscal 1999, which had an estimated U.K. market share of approximately 6% at September 2003, based on unit sales.

Germany

In Europe’s largest cigarette market our main competitors are Philip Morris and BAT. Based on fiscal 2003 unit sales they had a cigarette market share of 37% and 23% respectively. In the growing other tobacco products sector we primarily compete with Brinkmann Niemeyer GmbH, a subsidiary of BAT, which had a share of 20% in this segment.

Rest of Western Europe

In the Republic of Ireland, John Player & Sons Limited, Imperial Tobacco’s wholly owned subsidiary, competes primarily with Gallaher and P.J. Carroll & Company Limited (a subsidiary of BAT), which in fiscal 2003 had estimated shares of the Irish cigarette market based on unit sales of approximately 50% and 19%, respectively.

In The Netherlands, our roll-your-own tobacco brands compete primarily with Theodorus Niemeyer B.V., a subsidiary of BAT, which had an estimated 24% share of the Dutch roll-your-own tobacco market in fiscal 2003 based on unit sales. O ur main competitors in other European roll-your-own tobacco markets are BAT in Belgium, Germany and France; Alois Pöschl GmbH & Co. KG in Germany; and Altadis in France.

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

Manufacturing Materials

Our main materials are tobacco leaf, rolling paper, acetate tow (for the production of cigarette filter tips), and printed packaging materials utilising carton board. These are purchased from a number of suppliers. Our policy is not to be reliant, where practical, on any one supplier and we have not suffered any significant production losses as a result of an interruption in the supply of raw materials. Where there are only a few major suppliers of a main material, such as for carton blanks and printed packet wrappings, the failure of any one supplier could potentially have an impact on our business. However, we believe the risk of such an occurrence is low.

We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, Malawi, Canada and India. Our acquisition of Tobaccor has given us a direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. The current political situation in Zimbabwe has resulted, and may continue to result, in a significantly reduced tobacco crop, although this may be compensated by increases in other world crops.  This may also lead to increases in price which we may be unable to pass on to customers.

Operating Environment

We take our obligations as a responsible corporate citizen seriously and we are committed to high standards of corporate governance.

We further recognize that to build a sustainable profitable business, we need to ensure high standards of corporate responsibility across all aspects of our business. We have grown rapidly during recent years, both organically and through substantial acquisitions of businesses operating in widely different markets. This has created new opportunities and challenges as we build the profitability and sustainability of our business internationally.

A team focused solely on corporate responsibility has been established and tasked with embedding our corporate responsibility principles into the group’s executive management processes and practices across the business. Our corporate website (www.imperial-tobacco.com) now contains the group’s Business Principles and its International Standard for the Marketing of Tobacco Products, together with information on Group Policies, re-examined and re-issued following the acquisition of the Reemtsma business. These documents have been approved by the Board and are binding on all employees.

We issued our first Corporate Responsibility Review in fiscal 2003 on our website. This details our approach, processes, progress and future plans. In our implementation-driven business culture, we consider it preferable to integrate corporate responsibility within the executive management of the company. Our working model relies on using the functional management structure of the group for implementation internationally, coordinated by the corporate responsibility team.

An external review was completed during fiscal 2003, and a strategy for stakeholder engagement and dialogue is being introduced to ensure stakeholders’ views can be better understood and incorporated into management decision-making as appropriate.

While we place our shareholders first among our stakeholders, we are committed to our wider stakeholders and to supporting the local communities in which we operate.

Product Stewardship

The group believes no one should regard cigarettes as safe. We would welcome further discussion with government authorities to agree objective criteria and predictive tests by which they could judge whether future products offered a potentially reduced risk. Under the terms of the E.U. Directive 2001/37/EC, we provided the national authorities within the European Union with information on the ingredients used in our tobacco products, including toxicological safety data.

Through the U.K. Tobacco Manufacturers’ Association, we have continued to work with the U.K. Department of Health on the analysis of 44 smoke constituents in 25 cigarette brands representing around 60 per cent of the U.K. market. Performed at a laboratory chosen by the U.K. Department of Health, the study shows a strong relationship between almost all of the smoke constituents and the tar and carbon monoxide (CO) levels in the brands studied. This study calls into question the value of measuring smoke constituents other than tar, nicotine and carbon monoxide routinely.

Occupational Health, Safety and the Environment

We continue to place a high priority on occupational health, safety and the environment (OHS&E), setting standards that go beyond basic compliance. The key issues identified in the 2002 OHS&E report remain our priority and progress is outlined in more detail in our Corporate Responsibility Review contained in our website: www.imperial-tobacco.com.

The introduction of environmental management systems to meet ISO 14001 at all manufacturing sites is ahead of target. Seven sites gained certification to ISO 14001 by the end of fiscal 2003 and we are well on the way to meeting our fiscal 2004 target of having a further five sites certified by the end of fiscal 2004.

A 27% increase in our score in the U.K. Business in the Environment Index 2002 is a further illustration of the progress we have made, raising our ranking from 144 in 2001 to 75 in 2002. Future scores may show a dip in performance until recently acquired sites are fully integrated.

A climate change strategy for the group has been developed following the Carbon Disclosure Project involving the Global 500 companies. A review of air-conditioning plants is underway, and vehicles with lower carbon emissions have been selected in revised fleet management contracts. The renewable energy contract in the United Kingdom has resulted in a reduction in carbon dioxide emissions of around 28,000 tonnes in the 12 months to March 2002. Independent energy audits in the European Union, Central and Eastern Europe and our main African factories have been conducted this year and identified additional potential energy savings.

Over 60 per cent of non-hazardous solid waste produced by sites in the group that are able to report data was recycled. Approximately 0.3% of the total was classed as hazardous, as defined in local regulations.

The group commissioned a biodiversity impact assessment across all our operations. In Madagascar, plans for operations to be self-sufficient in wood in the course of 2007 remain on target and native hardwood is being planted in addition to fast-growing eucalyptus. At some sites in Africa, improved curing barns are being introduced, which will be more durable and fuel efficient.

Employees

The health, safety and general welfare of all employees is a high priority. Our manufacturing accident rate remains similar to previous years, close to the U.K. tobacco sector average. We hope to improve this performance as actions are taken following independent safety management system audits and reviews. We believe that the way in which we encourage and reward openness, innovation and good performance among our employees at all levels is fundamental to our business success.

The group has an equal opportunities policy, which recognizes and rewards ability and performance.

We aim to promote good working relationships with employees and with their representatives through trade unions, works councils and other organizations. Where business changes may impact employment in a particular location, we aim to reconcile the needs of the business with those of employees, so that those affected are treated fairly. We will inform and consult with employees and their representatives and may also involve the local community and other stakeholders if the changes are significant.

The group encourages employees to share in the financial success of the company, through Sharesave, Share Matching and Long-Term Incentive Plans (where permitted by law), which were extended to 27 countries in 2003.

Social and Community Investments

We purchase over 95% of our tobacco from leaf suppliers and grow the remainder, primarily in Madagascar. We are a significant employer in Madagascar, both directly and indirectly. Employees there have benefited from the group securing electricity and food supplies, as well as making contributions towards local healthcare provision.

In 2003, we extended the Social Responsibility in Tobacco Production program across all our operations, as detailed on our website, to ensure high standards for the cultivation and purchase of tobacco leaf. The program covers integrated crop management, tobacco processing and socio-economic issues. It involves self-assessment, continual improvement and verification visits on an intended three-year cycle.

The Board has decided that the group will be guided on human rights issues by the Organisation for Economic Co-operation and Development guidelines for multinational enterprises, and a program of social audit and performance improvement has been established.

As a matter of policy, the group does not employ children and our supplier policy promotes compliance with international standards on child labor. We are an active member of the Eliminating Child Labour Trust (www.endchildlabour.org).

The group has long supported community activities in the geographical areas of its operations and in 2003, our total charitable donations were £575,000.

We support and encourage employees to participate in community activities and to raise money for charitable causes, and in many cases we match the money raised. We also match donations made by employees under the Give As You Earn scheme, administered through the U.K. Charities Aid Foundation.

Regulatory Issues

Regulatory pressures on the industry identified last year have continued during 2003.

Governments around the world are pursuing, in varying degrees, the further regulation of tobacco products. We continue to manage these challenges and seek to engage with governments to find workable, practical solutions to changing regulations.

World Health Organisation’s Framework on Tobacco Control

In May 2003, the World Health Organisation’s Framework Convention on Tobacco Control (FCTC) was adopted at the 56th World Health Assembly.

Key provisions of the FCTC include, inter alia, the restriction and/or ban of advertising and the disclosure of advertising expenditures, the global introduction of large health warnings and a suggestion to use pictorial health warnings, a global ban on descriptors such as ‘mild’ or ‘light’, measures to restrict access to tobacco and reduce consumption, tax increases, licensing of tobacco retailers, on-pack indication of country of origin as well as destination in local language(s), destruction of confiscated equipment, machinery and products, restriction and/or prohibition of duty-free sales, substantial testing of smoke constituents other than tar, nicotine and carbon dioxide, promotion and support of alternative crops as well as the implementation of product liability laws to hold manufacturers responsible for smoking related health risks.

While we agree with several aspects of the convention, most notably the need to prevent youth smoking and the urgent need to stamp out both smuggling and counterfeiting of tobacco products, the FCTC also includes measures that we believe are more appropriately dealt with by other relevant authorities, and some that we believe are inappropriate. The convention needs to be ratified by 40 countries before it comes into effect, 90 days after the fortieth country has done so.

E.U. Product Directive (2001/37/EC)

In June 2001, the European Union passed a directive on the manufacture, presentation and sale of tobacco products. Imperial Tobacco, together with BAT, challenged it on the grounds that it violated several principles of European law. In December 2002, the European Court of Justice ruled that the directive was valid. The directive has now been transposed into national regulations in all E.U. Member States.

From January 1, 2004, the yields of cigarettes marketed and manufactured for sale in the European Union must not exceed:

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

Countries expected to accede to the European Union in May 2004 have gradually lowered their yields over the last years and will ultimately have to comply with the 10, 1 and 10 milligram requirement as set down by the E.U. Product Directive. Where regulated, the maximum yields generally increase the further east a country is located. For example, the maximum yields are 12mg tar/1.2 mg nicotine in Slovakia; 14mg/1.2mg in Russia; 15mg/1.5mg Taiwan and 24mg/2.2mg in Vietnam. Few African countries have maximum yields in place. In addition, a number of other countries still do not regulate the nicotine or tar contents of cigarettes (for example Canada, New Zealand and Turkey). Finally, it should be noted that the great majority do not require carbon monoxide yields to be stipulated.

The most visible requirements of the directive are the larger health warnings required for all tobacco products and the removal of descriptors such as ‘light’, ‘mild’, ‘ultra’ and ‘low tar’.

Also in September 2003, the E.U. Commission adopted a decision which outlines the use of pictorial health warnings that may replace the warnings on the back of the pack should a member state choose to require them. It is unlikely that the precise details of the pictorial warnings will be known until September 2004. Some of the key points are:

•                                          a library of pictures will be made available by the Commission by September 30, 2004;

•                                          the pictorial health warnings should be reproduced in accordance with the technical specifications for printing which the Commission will make available;

•                                          Member States can decide whether pictorial health warnings are required on some or all tobacco products and that the warnings could differ between Member States;

•                                          there is a possibility that more than one pictorial health warning could be used for each of the 14 additional health warnings;

•                                          Member States which require pictorial health warnings should allow appropriate transitional periods for the production and packaging changes to take place and the disposal of old stock, but no specific dates are mentioned; and

•                                          Member States cannot require color photographs before October 1, 2004.

The directive also required manufacturers and importers to submit details of all ingredients used in tobacco products to each member state, along with any available toxicological data. In December 2002, we submitted ingredient information and toxicological data in all Member States, even in the absence of national regulations. The format in which the ingredient information was submitted has been accepted by most Member States.

However, The Netherlands has rejected this format, and required the submission and publication of the detailed recipes of all tobacco products sold in the Dutch market. We believe that the Tobacco (Lists of Ingredients) Regulation 2003, which provides for publication of ingredients and formulae of tobacco products, goes beyond what is allowed by the E.U. Directive on which the Dutch regulation is based. Like any company, we have concerns about revealing unique product formulae and, together with other leading tobacco manufacturers, we began legal proceedings in September 2003 to prevent this. We expect that the Belgian authorities will await the outcome of the Dutch case before imposing sanctions for non-compliance with Belgian regulations.  To date, the Belgian authorities have not insisted on companies submitting by-brand submission, although their template does require it.

Several countries expected to accede to the European Union in May 2004 are also starting to implement the directive prior to their accession. By actively sharing best practice and information across the group, we are seeking to ensure we are in a strong position to meet these regulations.

E.U. Council Recommendation (2003/54/EC)

In December 2002, the Council of E.U. Health Ministers adopted a recommendation on the prevention of smoking and on initiatives to improve tobacco control (2003/54/EC).

The “recommendation”, sets out measures to Member States on advertising, public smoking, youth smoking prevention, restrictions on vending machines, a ban on packs of less than 19 cigarettes and the prohibition of promotional items bearing tobacco brand names. While not legally binding, it does set out the approach expected from Member States in their national regulations.

Some Member States have already started implementing measures from the recommendation: an age limit has been introduced in both Belgium and France and the French and Portuguese governments have introduced bans on packs containing less than 19 or 20 cigarettes, respectively.

Advertising and Sponsorship

The European Union also passed a new Advertising and Sponsorship Directive in May 2003. The new directive is narrower in scope than its predecessor, which was annulled by the European Court of Justice in October 2000 and places greater emphasis on cross-border advertising and sponsorship. The main provisions include a ban on tobacco advertising in printed media and in radio broadcasting and on the Internet. However, we believe it still contains several flaws of the former directive.

On September 9, 2003, the German government initiated legal action with the European Court of Justice to annul parts of the directive. All Member States have to implement it by July 31, 2005 at the latest. Parallel to this, the Federation Internationale de l’Automobile (FIA), which runs Formula 1, has filed legal action with the European Court of First Instance to delay enforcement of the directive. The hearing is expected to take place in late 2004.

In the United Kingdom, the Advertising & Sponsorship Act came into force in February 2003. All advertising is now prohibited except at the point-of-sale, which may also be severely restricted if the draft regulations notified to the European Commission come into force. Sponsorship is also banned, but there is an exemption for events such as Formula 1 and the Embassy World Snooker Championships until July 2005, in line with the dates set by the E.U. Advertising Directive. Regulations covering brand sharing have also been notified by the United Kingdom to the European Union restricting the use of tobacco brand names on non-tobacco products which have the aim of promoting a tobacco product.

In Ireland, the Office of Tobacco Control has been established and the draft Public Health (Tobacco) Bill has been notified to the E.U. Commission. The Bill prohibits cigarette packs containing less than 20 cigarettes and the display of tobacco products at the point of sale.

Tobacco advertising and sponsorship is regulated in many of our key markets, with Hungary, Slovenia and New Zealand having comprehensive bans in place. Where regulated, the scope is similar world-wide; most countries have banned television and radio advertising while advertising in cinemas, the national press, on (outdoor) billboards and posters, as well as point-of-sale advertising, is more or less heavily restricted and in some cases subject to accompanying health warnings (for example in Poland, Russia and Ukraine). Sampling, which is the distribution of free cigarettes, and sponsorship of cultural events is generally prohibited; however, most countries have granted transition periods for the sponsorship of sporting events.

Smoking in Public Places

The debate on smoking in public places continues in many countries.  There are various interest groups and anti-smoking organizations lobbying and working on reducing the social acceptability of smoking. In recent years, attention has been focused on the alleged harmful effects of environmental tobacco smoke, resulting in restrictions on smoking in public places and smoking practices at work.

The European Commissioner for Health and Consumer Protection has stated that he is working on a major initiative aimed at banning smoking in workplaces. However, the proposal is still in its early stages. Once drafted it still needs to go through the normal E.U. legislative process.

The Irish government intends to introduce a ban on smoking in public places from late March 2004. However, there is considerable opposition to this ban from the hospitality sector concerned at its effect on trade. To date, the U.K. government has indicated that it prefers to proceed with voluntary restrictions on smoking, working with the hospitality industry rather than introducing legislation.

In The Netherlands, a workplace smoking ban took effect on January 1, 2004; the hospitality sector as well as theaters and concert venues will be exempted provided that, by the end of 2003, employers had drawn up a list of measures to move in the direction of non-smoking catering establishments.

Furthermore, New Zealand passed a public smoking ban in December 2003 providing for smoke-free facilities from January 1, 2004. The hospitality industry has been granted a period of grace until December 2004.

We remain committed to continuing to work constructively with individual governments and other regulatory bodies to ensure the sensible and proportionate regulation of tobacco products.

Regulatory Inquiries

During January 2003, German authorities conducted and instigated a significant search of certain group premises, including Reemtsma’s headquarters in Hamburg, Germany, as part of wide-ranging investigations into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the group. A number of Reemtsma employees were named in search orders. A board committee under the chairmanship of Mr Anthony Alexander was established to monitor the progress and conduct of the investigations on a regular basis and to consider any implications of the investigations on the group and the group’s responses, on behalf of the board.  While no charges have yet been brought against these employees or Reemtsma in relation to these investigations, since they could take several years to be concluded, in the interests of good corporate governance, the board of directors required that the named employees be suspended on full pay.  In the light of this, Mr Manfred Häussler, one of the named employees, tendered his resignation as a director of Imperial Tobacco Group PLC and stepped down from his position as speaker of the Vorstand, the board of directors of Reemtsma. Given that it could not be excluded that the investigations might eventually bring about a conflict of interest between Imperial Tobacco and Mr Ludger Staby, a non-executive director of Imperial Tobacco Group PLC and formerly chief executive of Tchibo Holding AG, the board thought it appropriate that he step down and accordingly accepted his resignation in July 2003. We continue to cooperate fully with the authorities in their investigations.

During fiscal 2003, we received two inquiries from the Office of Fair Trading in the United Kingdom (the “OFT”) into alleged infringements of U.K. competition law. The first inquiry related to a relatively minor portion of the group’s business involving our supply of rolling papers to the U.K. market.  The second, received by us (and we understand, by a number of other tobacco manufacturers and retailers) in August 2003, related to individual manufacturer’s vertical trading arrangements with certain retailers for tobacco and related products in the United Kingdom.  In each case, we have provided the OFT with the information requested and have confirmed that we intend to continue co-operating fully with the OFT in its inquiries.

Given the early stages of these inquiries, it is not possible to assess if the OFT intends to reach an adverse decision in either inquiry.  Similarly it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines.  However, in the event that the OFT considers a company has infringed U.K. competition law, it has the authority to levy a maximum fine not exceeding 10% of U.K. revenues for the last three years against such infringing company. In 2003, the net U.K. turnover of Imperial Tobacco was £760 million. In the event of an adverse decision by the OFT, however, we would have significant rights of appeal.

As at February 4, 2004, no notice has been filed by the OFT that it intends to reach an adverse decision in relation to these matters. In any event, the group intends to defend its position vigorously. We co-operate fully with the authorities in their investigations which in some instances could last several years.

Legal environment

Tobacco manufacturers in the United Kingdom and elsewhere in Europe have been subject to claims being made or threatened by individuals seeking damages for alleged smoking-related health effects. The first action brought against a tobacco manufacturer in the United Kingdom for alleged smoking-related health effects is believed to have been in 1988. To date, no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action against a tobacco manufacturer in the United Kingdom.  Only three tobacco-related health cases have ever proceeded to trial in the United Kingdom. The first, which did not involve us, did not proceed to a full trial. The second was a hearing of a preliminary issue on limitation involving a group claim brought against us and another manufacturer.  Following judgment in our favor, the claims were all abandoned. The third case is currently being tried in Scotland as discussed below.

The majority of our turnover has historically been derived from sales in the United Kingdom, where the current legal environment is different from that in the United States. In fiscal 2003, none of our turnover was derived from sales of tobacco products in the U.S. duty paid market and approximately 0.15% was derived from sales of tobacco products in the U.S. duty free market. Unlike in the United States, claims in the United Kingdom can only be brought on behalf of named plaintiffs, not on behalf of an unnamed class. Cases are tried before a judge, not a jury. In addition, in U.K. personal injury cases, the unsuccessful party is generally liable for a substantial proportion of the successful party’s costs, including counsels’ fees. Exemplary damages, which are similar to punitive damages, cannot be claimed in Scotland and to date to our knowledge have not been claimed against a tobacco manufacturer in England and Wales. Exemplary damages in England, Wales and in the Republic of Ireland can only be awarded in exceptional cases, where it can be established that a defendant acted intentionally and/or with complete disregard for a plaintiff’s interests.  If awarded, exemplary damages are much more limited in amount than may be the case in the United States.

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

Litigation in England and Wales

A writ was issued by the law firm of Haygarth Jones against us in England on June 19, 1998 on behalf of Raymond Joseph Kelly.  It was claimed that Mr Kelly had developed chronic bronchitis and emphysema as a result of smoking our products.  These proceedings were served on October 12, 1998 and Mr Kelly’s Statement of Claim followed on November 9, 1998.  Mr Kelly was granted legal aid in March 1996, but legal aid funding was later withdrawn.  Following Mr Kelly’s death, the Legal Services Commission was informed by his wife that she did not wish to pursue an appeal against the withdrawal of legal aid.  By order dated October 1, 2003, the St Helens County Court, of its own motion, dismissed the claim. No appeal has been lodged against the dismissal and the time to do so has expired.

Litigation in Northern Ireland

In Northern Ireland, a writ was issued on February 2, 1998 (Pauline Stevenson -v- Gallaher Limited and Imperial Tobacco Trading Limited) in which the plaintiff claims damages for alleged smoking-related health effects.  To date no writ has been served.

A letter before action sent on behalf of a Kevin Donnelly was received in August 2001. There has been no further contact with the plaintiff’s solicitors since then and it is believed that the plaintiff may be waiting for his legal aid application to be processed.

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

Until 2001 three further claims were proceeding against us. The claims of Dunsmuir -v- Imperial Tobacco Limited, Forsyth -v- Imperial Tobacco Limited and Samson -v- Imperial Tobacco Limited were officially abandoned on April 10, 2001, April 20, 2001 and August 1, 2001, respectively.

Only one of the actions, McTear -v- Imperial Tobacco Limited, is actively progressing in court. This action was commenced in the Court of Session in Scotland in January 1993 by Alfred McTear. It is now being pursued by his widow, Mrs Margaret McTear (the “Pursuer”). She claims that Mr McTear’s lung cancer was caused by smoking our products.  She seeks £500,000 in damages, plus interest.  However, for the purposes of the proof, her legal advisors have quantified the value of her claim at £185,000.

The Pursuer is not legally aided. Four applications for legal aid have been refused.  Appeals against those refusals have also been unsuccessful, the most recent of which was refused in October 2003. Her legal advisers have previously stated that they are acting on a no win no fee arrangement.

Proof (trial) commenced on October 7, 2003 and is expected to finish in February 2004, with judgment handed down within two to three months from the end of proof.

The other action which has not been stayed is Traynor -v- Imperial Tobacco Limited.  The Pursuer in that case represents himself. A Commission took place on May 2 to 4, 2001 at which Mr Traynor gave evidence to be used in the event that he is unable to attend trial. Following the Commission Mr Traynor lodged his Record (particulars of claim) at court, but did so outside the time limit.  While this does not result in Mr Traynor’s claim being dismissed, the case will not now proceed until either he or we bring a motion to allow the late Record.

Litigation in the Republic of Ireland

In the Republic of Ireland, plenary summonses were issued against us and other tobacco companies over the period October 17, 1997 to January 19, 2004, naming 446 individuals seeking damages for alleged smoking-related health effects.  Since 1997, 359 of these claims have been dismissed, discontinued or confirmed as not proceeding by the relevant plaintiff firm (this figure includes 20 dismissed claims which are under appeal), leaving a total of 57 individual claims outstanding against the tobacco companies. This latter figure excludes the 27 Lavelle Coleman plaintiffs as described below, together with three other claims that have been excluded for similar reasons, again as described below.  As at February 6, 2004, 39 plaintiffs are seeking damages either jointly against us and other companies or solely against us (this figure excludes the 20 dismissed claims which are under appeal). Of these, 33 individuals have served plenary summonses.  Statements of claim have been served on us in 30 of these claims. No trial dates have been fixed in respect of any claim against us.

The reduction in the total number of claims is largely due to an attempt by the major plaintiff firms to determine which of the individuals they represent should proceed with their claims.  As part of this process the plaintiff firms have identified a number of claims which will not be proceeding or where it has not been possible to obtain instructions.  We have therefore been able to secure the dismissal of a number of claims for want of prosecution.

In total, 53 statements of claim have been served on us since the proceedings commenced.  The first of those statements of claim was served on February 5, 1999 on behalf of John Fitzgerald. Mr Fitzgerald’s claim was discontinued on March 1, 2002. On March 6, 2002 a costs order was made, in our favor, against Mr Fitzgerald. On February 3, 2003 these costs were assessed by the court at €136,355. Mr Fitzgerald’s lawyers have said he has no assets or available income to pay these costs.  We have asked the plaintiff’s lawyers for an explanation as to why such claim was brought by them on behalf of Mr Fitzgerald.

On June 17, 2002 the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the plaintiffs Vincent Mallon and Margaret Delahunty. Notice for particulars have been served in respect of each plaintiff.  Replies to particulars were served on us in respect of Vincent Mallon on September 17, 2003 and in respect of Margaret Delahunty on October 2, 2003.  Mr Mallon and Ms Delahunty are seeking €86,385 and €141,050, respectively, for the costs of purchasing cigarettes during their lifetimes. They are also seeking, inter alia, unspecified damages and an order that the Minister take such steps as are necessary to prohibit the sale of tobacco products in the Republic of Ireland. A further eight statements of claim have been served on us by Beauchamps during December 2003. In February 2003, Beauchamps applied to the High Court for orders joining the Irish State amending various summonses to include new causes of action. Amended summonses have now been served in eight of the 13 claims against us.

On September 23, 2002 the law firm Ward & Fitzpatrick served a statement of claim on behalf of Patricia Daynes, who has since died. Ms Daynes was claiming unspecified damages. On November 22, 2002 we were served with 30 additional statements of claim by Ward & Fitzpatrick which are almost identical in substance and structure to the statement of claim served on behalf of Patricia Daynes. However, this figure includes a number of cases where dismissals have since been ordered or where the plaintiff has discontinued the claim. Notices for particulars were served in respect of 17 of these claims. Such notices have not been filed where motions to dismiss claims are pending or, in the case of three claims, where the order extending the time for service is under appeal. That appeal was heard in two cases (Butler and Reilly) before Mr Justice de Valera on October 13, 2003 and judgment is still awaited. In respect of the third case (Olohan), the motion seeking to set aside the order granting renewal and extension of time for service has been adjourned to the Court’s list to fix dates. As a result, it is currently uncertain when that motion will be heard. Replies to notices for particulars were received from Ward & Fitzpatrick in respect of ten of these claims on December 22, 2003.  Motions in default of defense were received from Ward & Fitzpatrick in those cases on January 26, 2004. Since receipt of those motions, we have served notices for further and better particulars and will press for adequate replies. In the case of three plaintiffs that have recently died Ward & Fitzpatrick intend to seek reconstitution of the proceedings.  In addition, Ward & Fitzpatrick are appealing a number of dismissals obtained by us. These appeals against dismissal are listed to be heard on February 17, 2004.

Guilfoyles have served statements of claim against us on behalf of ten individuals. These statements of claim were served on February 28, 2003. The statements of claim are very similar in substance and structure. The plaintiffs are seeking unspecified damages (including aggravated and/or exemplary damages) and various declarations including a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health generally and the health of each plaintiff.  On July 24, 2003, the Master dismissed the claims of nine of these individuals where statements of claim had been served out of time and awarded costs to us. Guilfoyles have served notice that they intend to appeal the Master’s decision to dismiss these nine claims. We issued a notice of appeal in the remaining case where the Master refused to dismiss the motion and extended time for serving the statement of claim and reserved costs.  All ten motions have been listed for hearing on March 3, 2004.

Henry P Kelly Solrs, who represent one plaintiff, served a statement of claim on December 5, 2003, following a motion to dismiss for want of prosecution being issued by us.  This motion is listed for hearing on February 13, 2004.

Between June 9, 1999 and July 28, 2000, 27 plenary summonses were issued by plaintiffs represented by the law firm Lavelle Coleman. We were defendants in 21 of these cases and the sole defendant in one. None of these summonses have been served and they are now out of time. Accordingly, they are not included in the total number of plaintiffs who have issued proceedings against us and the other tobacco companies.  There are a further three individual plaintiffs whose proceedings have not been included due to non-service of summons.

Litigation in The Netherlands

In The Netherlands, our subsidiary has received letters before action from or on behalf of 44 individuals seeking damages for alleged smoking-related health effects, but 15 of the individuals have now withdrawn their claims. Of the remaining 29 individuals, 25 are currently represented by one firm of solicitors, Sap De Witte Roth. We are aware of four other non-represented individuals who may bring claims against our subsidiary.  While there were press reports in February 2003 that Sap De Witte Roth would institute proceedings in the coming months, recent indications are that proceedings are unlikely to be instituted for some time.

Claim letters have also been received in The Netherlands by at least three other tobacco companies. Two of the individuals who have threatened to bring claims against our subsidiary have given evidence at preliminary hearings requested by two of the tobacco companies. The four tobacco companies have taken direct evidence from 22 current claimants in total. The testimony given by five of those individuals indicates that they may not have smoked brands manufactured by our subsidiary.  Information provided by Sap De Witte Roth indicates that a further six individuals may not have smoked brands manufactured by our subsidiary. Additionally, six counter-hearings have been concluded whereby testimony from family and friends of five claimants was taken. A series of other counter-hearings relating to three other claimants are scheduled to take place over the next few months.

Sap De Witte Roth have taken evidence from seven current or former employees of one of the tobacco companies and evidence from four current or former employees of another tobacco company. No applications have been made to take evidence from current or former employees of our subsidiary.

In July 2002 it was reported in the press that a foundation had been established in May 2002 to bring a class action against the tobacco industry seeking damages for alleged smoking-related health effects. The foundation is the successor of three other foundations that had been referred to in press reports during 2000. The report stated that the foundation had received €250,000 from investors and benefactors and, without advertising, already had 100 claimants. In November 2002, it was reported in the press that this same foundation now had several hundred potential claimants and several million euros in financial backing. We are aware that a marketing bureau conducted a calling campaign targeted at people who smoked in order to persuade them to join litigation against the smoking industry. We do not have any information as to the identity of the marketing bureau or on whose behalf they are acting.  No claims have been commenced. There were also press reports in 2000 that two firms had indicated that they will work together in bringing litigation against the tobacco industry, on behalf of health insurance companies, but there have been no recent reports regarding this.

Litigation in Germany

In Germany, a claim has been brought against one of our subsidiaries. The statement of claim named H.F. & Ph. F. Reemtsma GmbH as defendant even though this entity legally no longer existed due to a merger prior to the claim being filed. However, the court subsequently concluded that our subsidiary Reemtsma was the defendant in this lawsuit.

The claim was brought by a then 54 year old male-claimant, Wolfgang Heine, who served proceedings in the Court of First Instance of Arnsberg near Dortmund in Nordrhein-Westfalia on July 8, 2002. Mr Heine alleges that he has smoked Reemtsma “Ernte 23” since the age of 17 and that he had a cardiac infarction in 1993, from which time he has had cardiovascular difficulties. He is represented by the same lawyer who acted for claimants in five out of six cases seeking legal aid for claims against tobacco companies in 1999, 2000 and 2001. All of these were rejected by the courts.

Reemtsma filed its defense on December 24, 2002. Mr Heine failed to respond to the defense. However, the value of the claim was subsequently increased (€125,000 for alleged pain and suffering and €88,355.12 for alleged loss of income).

The first oral hearing took place on November 7, 2003 and the court indicated that it would render a decision on November 14, 2003.

On November 14, 2003 the court in Arnsberg denied the claim on all counts. The court stated that Mr Heine’s claim failed on the merits, giving reasons including the following: (i) all Mr Heine’s claims were time-barred under the applicable statutes of limitation; (ii) Mr Heine’s claim for “addiction” was without merit; (iii) there was no evidence that Reemtsma’s products were defective in any respect; (iv) the risks associated with smoking are widely known; (v)  there was no obligation on Reemtsma to warn of any alleged risks prior to being required to do so by statute; and (vi) Mr Heine did not offer any evidence to show that his alleged heart disease was caused by Reemtsma’s products. Mr Heine has lodged an appeal against this judgment.  Counsel for Reemstma expects the appeal to be unsuccessful.  At the end of November, Mr Heine also applied for the statement of facts in the Court’s judgment and the findings concerning the factual submissions to be corrected.  This application was, however, denied by the court.

In an action between Mr Heine and his legal cost insurer, the Celle Court of Appeal held that the legal cost insurer had to provide insurance cover for the litigation then pending against Reemtsma, which was upheld by the German Federal Supreme Court in a judgment on March 19, 2003. Reemtsma was not a party to this lawsuit.

In a separate matter, our German subsidiary (Imperial Tobacco Agio GmbH) received a letter before action dated March 26, 2002 on behalf of an individual, Heinz Seelgen. Mr Seelgen alleged that his medical condition was caused by smoking cigarillos manufactured by Imperial, and threatened to initiate legal proceedings in the United States. In fact, the brand of cigarillos alleged to have been smoked by Mr Seelgen are not manufactured by Imperial, only distributed by us. A response was sent to Mr Seelgen’s legal advisers on April 8, 2002 denying the claims and stating that there were no grounds for bringing a claim in the United States.  To date, there have been no further developments in this matter.

Litigation in Poland

Reemtsma Polska SA is a defendant in a claim commenced on June 18, 2001 in the Regional Court in Poznań by an individual claimant, Zbigniew Czarnecki. Mr Czarnecki is seeking PLN75,000 (approximately £11,600) for loss of earnings and compensatory costs for medical treatment and suffering caused by his laryngeal cancer, diagnosed in 1994, which he alleges was caused by smoking cigarettes manufactured by Wytwórnia Wyrobów Tytoniowych S.A., a company acquired by Reemtsma Polska in 1996.

The claim was served on Reemtsma Polska on January 30, 2002.  Since then Reemtsma Polska has been represented at a number of hearings.  The last hearing, at which two witnesses for the defendant were heard, took place on December 22, 2003 in the District Court in Jelenia Góra. At that hearing, the Court ordered that proceedings in Jelenia Góra be closed and that the case be returned to the Regional Court in Poznań.

Litigation in Australia

Myriam Cauvin commenced proceedings against Imperial Tobacco Australia Limited (“ITA”) as the seventh of seven defendants on June 11, 2002. She claimed that ITA and the local companies of various other defendants represent their overseas parent companies for the purposes of the litigation but none of these companies were made parties to the litigation. In the case of ITA the overseas companies are Imperial Tobacco Limited and Imperial Tobacco Group PLC, both based in the United Kingdom.

Ms Cauvin alleges, among other things, that one or more of ITA and the co-defendants (including Philip Morris (Australia) Limited and British American Tobacco Australia Services Limited) have engaged in conduct that was misleading or deceptive or likely to mislead or deceive in contravention of section 52 of the Trade Practices Act 1974 and/or equivalent provisions of the State and/or Territory Fair Trading Legislation.

ITA and other defendants brought a variety of interlocutory applications that involved substantive, pleading and jurisdiction issues, including a challenge to the nature of the proceedings in seeking to involve overseas entities being represented by local companies.

On March 31, 2003 the court heard applications from the defendants including ITA that involved pleading issues.  The court also heard ITA’s separate application to have the claim against ITA dismissed or alternatively to have judgment entered against Ms Cauvin on the basis that ITA did not commence operations until June 18, 1999.

Her Honour Justice Bell gave judgment on August 1, 2003.  She refused to dismiss the claim against ITA.  She did however, strike out Ms Cauvin’s claims that the Australian companies represent their overseas counterparts and were liable for the implementation of an alleged international conspiracy on their behalf.

On August 27, 2003 ITA served and filed a holding summons for leave to appeal from the judgment.  ITA has also sought that the period for filing an appeal be extended so that all aspects of the proceedings can be finally determined at first instance. The appeal has not yet been listed for hearing.

Ms Cauvin has sought the court’s leave to amend her statement of claim in accordance with Her Honour’s judgment of August 1, 2003.  The defendants have not consented to this leave being granted.  Arguments as to leave to amend the statement of claim have been postponed until a date to be set.

The defendants (other than ITA) were also pursuing security for costs. The other defendants’ security for costs arguments were heard on November 6 and 7, 2003 and judgment was given on December 19, 2003. Each of those defendants’ motions seeking security for costs were struck out with costs ordered against those defendants.

The proceedings are presently focused on interlocutory disputes about the statement of claim in both the Supreme Court and in the Court of Appeal and ITA has not yet filed a defense to the plaintiff’s claim. The proceedings in the New South Wales Supreme Court and in the New South Wales Court of Appeal are continuing.

Saudi Arabia

There were reports in the press in December 2001 that the King Faisal Specialist Hospital in Saudi Arabia has filed a lawsuit against ten tobacco companies including Imperial Tobacco seeking approximately U.S.$10 billion in compensation for treating alleged smoking-related health effects plus almost U.S.$3 billion for the actual cost of treatment. The reports also suggested that the hospital planned to file suits in U.S. and Swiss courts. To date, no court document has been served on Imperial Tobacco or, to our knowledge, on any of the other international tobacco companies.

U.K., Irish and Dutch government litigation

Both in the United Kingdom and the Republic of Ireland the press has reported that relevant government departments and health authorities have been examining U.S. “Medicaid” litigation against tobacco companies for the cost to the state of treating patients with alleged smoking-related health effects in order to consider whether similar litigation might be available in these jurisdictions.

In the Republic of Ireland, in its Report on Smoking and Health dated November 9, 1999, the Joint Oireachtas Committee on Health and Children recommended “that civil legal proceedings should be brought to recoup expenditure incurred in the treatment of tobacco-related illnesses and other expenditure resulting from such illnesses”. The Sub-Committee on Health and Smoking appointed by the Joint Oireachtas Committee on Health and Children released its second interim report in July 2001 containing a recommendation that “the government move speedily to initiate legal proceedings against the tobacco industry in the Republic of Ireland, as successfully leveled by the U.S. States’ governments and currently by the U.S. federal government”. No government claim has been brought against the tobacco companies and the media has reported that the government has been advised by its lawyers that such claim would not be feasible.

The Republic of Ireland, the Irish Minister for Health and the Irish Attorney General have been joined by the plaintiffs in 17 individual proceedings (ten of which involve our Irish subsidiary) served by Beauchamps and Peter McDonnell & Associates. Statements of claim have been served in ten of these cases (referred to above) and assert that the Republic of Ireland failed to comply with various duties to take action to preserve the public health. Among the relief sought is a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health and the health of the plaintiff, as well as various orders including an order to prohibit the sale of tobacco products and an order directing the defendants to “make available to the plaintiff all of the material relating to the dangers to the health of the plaintiff”.

With respect to government litigation matters in The Netherlands, the now former Dutch government instructed its government lawyers in 2000 to investigate and provide legal advice as to whether proceedings could successfully be brought against tobacco companies by the Dutch government for the recovery or recoupment of certain health care costs.  During a Parliamentary debate last year, it was reported that the government’s lawyers were still in the process of preparing legal advice. No claim has been made by the Dutch government.

We, along with other tobacco companies, recently submitted a court challenge against the Dutch government’s implementation of Directive 2001/37/EC of the European Parliament and of the Council on the approximation of the laws, regulations and administrative provisions of the Member States concerning the manufacture, presentation and sale of tobacco products of June 5, 2001. We have asserted that the Dutch implementation measures (the Tobacco Act and accompanying Regulation) require product information relating to ingredients to be disclosed In a manner that can, among other things, jeopardize vital trade secrets protected by the Directive, E.U. Law, International Public Law and Netherlands’ Law (both civil and administrative). Among the E.U. Member States, The Netherlands is the only jurisdiction that has interpreted the Directive in this manner. The Dutch government is in the process of preparing its answer as this case is in the initial stages of litigation and was given an extension to file its brief.

C                                                               Organizational Structure

Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla UK Limited	Manufacture of rolling papers in the United Kingdom

Incorporated overseas Name and country of incorporation	Principal activity
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of cigarettes in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and sale of tobacco products in the Republic of Ireland
Reemtsma Debreceni Dohánigyàr Kft, Hungary	Manufacture, marketing and sale of cigarettes in Hungary
John Player S.A., Spain	Marketing and sale of cigarettes in Spain
Imperial Tobacco (Asia) Ptd. Ltd., China	Marketing of cigarettes in China
Reemtsma International Praha spol s.r.o., Czech Republic	Marketing and sale of cigarettes in the Czech Republic
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes in the Ukraine
Reemtsma Ukraine, Ukraine	Marketing and sale of cigarettes in the Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of cigarettes in Russia
Slovak International Tabac a.s., Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture of roll-your-own and pipe tobaccos and marketing and sale of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Sale of roll-your-own and pipe tobaccos throughout the world

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned (1)
CINTA Compagnie Indépendente des Tabacs S.A., Belgium	Marketing and sale of tobacco products in Belgium	100	(2)
Dunkerquoise des Blends S.A., France	Tobacco processing	100
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of cigarettes	99	(3)
Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	99
Reemtsma Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96
Societe Ivoirienne des Tabacs S.A. (4), Cote d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	73
Tobaccor S.A., France	Holding investments in subsidiary companies	86
Tobačna Ljubljana d.o.o., Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76

(1) The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

(2) On October 17, 2003 we acquired the remaining 25.1% interest in CINTA from Société Nationale D’Exploitation Industrielle Des Tabacs et Allumettes. Accordingly, CINTA is now a wholly owned subsidiary.

(3) On January 13, 2004, we acquired a further 9.19% of Reemtsma, taking our total holding to 99.2%.

(4) Listed on the Cote d’Ivoire Stock Exchange

In addition the group also wholly owns the following partnerships:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany
Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.
Reemtsma Holding GmbH & Co KG, Germany Principal place of business: Parkstrasse 51, 22605 Hamburg, Germany.	Holding investments in subsidiary companies

The consolidated group financial statements include all the subsidiary undertakings and entities shown above.  With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the company, none of the shares in the subsidiaries are held directly by the company.  A full list of subsidiaries is attached to the Annual Return of the group available from Companies House, Crown Way, Cardiff CF14 3UZ.

D                                                               Property, Plant and Equipment

We own and operate factories, distribution warehouses and sales and customer services centers in the United Kingdom, Belgium, Canada, France, Germany, the Republic of Ireland, The Netherlands, Spain, Poland, Eastern Europe, Russia, Central and Southern Africa, Kyrgyzstan, Macedonia, Australia and New Zealand.

All of our principal properties are freehold or long leasehold. We believe they are adequate for their purpose and are at present substantially utilized in line with the nature and function of each property.

In most instances our current facilities are operating below their estimated maximum capacity output. None of our properties are pledged as collateral.

	Principal Use	Size	Annual Capacity
Freehold
United Kingdom
Upton Road, Bristol	Group headquarters & registered office	42,700 sq. ft.
Winterstoke Road, Bristol	Factory – cigar manufacture	208,100 sq. ft.	800 million cigars for manufacturing & 630 million cigars for packing
Boundary Lane, Liverpool	Factory – pipe, roll-your-own and snuff tobacco manufacture	318,400 sq. ft.	6,000 tonnes for processing & 7,100 tonnes for packing
Triumph Road & Wollaton Road, Nottingham	Bonded warehouses	561,400 sq. ft.	24,000 tonnes of leaf tobacco

Overseas
Menen, Belgium	Factory – smoking tobacco manufacture & packing	82,600 sq. ft.	5,250 tonnes for processing & 5,050 tonnes for packing
Wilrijk, Belgium	Factory, warehouse & offices – rolling paper manufacture	133,500 sq. ft.	43 billion leaves
Bobo Dioulasso, Burkino Faso	Factory – cigarette manufacture	74,000 sq. ft.	2 billion cigarettes
Bouaké, Côte d’Ivoire	Factory – cigarette manufacture	441,300 sq. ft.	8 billion cigarettes
Dunkerque, France	Factory – cut rag production	59,200 sq. ft.	7,000 tonnes of cut tobacco
Libreville, Gabon	Factory – cigarette manufacture	38,800 sq. ft.	5 billion cigarettes
Berlin, Germany	Factory – cigarette manufacture	673,500 sq. ft.	40 billion cigarettes
Langenhagen, Germany	Factory – cigarette manufacture	948,300 sq. ft.	34 billion cigarettes
Lahr, Germany	Factory – other tobacco products, tubes & papers	536,500 sq. ft.	12 billion tubes & tips
Trossingen, Germany	Factory – tube manufacture	176,500 sq. ft.	20 billion tubes & tips
Debrecen, Hungary	Factory – cigarette & filter manufacture	277,600 sq. ft.	11 billion cigarettes & 4 billion filters

	Principal Use	Size	Annual Capacity
Mullingar, Republic of Ireland	Factory – roll-your-own tobacco processing & packing	87,200 sq. ft.	7,630 tonnes for primary & 11,570 tonnes for secondary processing
Bishkek, Kyrgyzstan	Factory – cigarette manufacture	238,400 sq. ft.	8 billion cigarettes
Skopje, Macedonia	Factory – cigarette manufacture	427,300 sq. ft.	3 billion cigarettes
Antsirabe, Madagascar	Factory – cigarette manufacture	80,700 sq. ft.	3 billion cigarettes
Joure, The Netherlands	Factory & offices – roll-your-own & pipe tobacco manufacture & packing	208,500 sq. ft.	21,800 tonnes manufactured & 18,500 tonnes packed
Wellington, New Zealand	Factory – cigarette & roll-your-own manufacture	167,200 sq. ft.	4 billion cigarettes & 1,950 tonnes of tobacco
Tarnowo Podgórne, Poland	Factory – cigarette manufacture	449,200 sq. ft.	20 billion cigarettes
Dakar, Senegal	Factory – cigarette manufacture	328,900 sq. ft.	4 billion cigarettes
Továrenská, Slovakia	Factory – cigarette manufacture	295,000 sq. ft.	10 billion cigarettes
Smolnik, Slovakia	Factory – cigar and pipe tobacco manufacture	133,200 sq. ft.	133 million cigars & 1,034 tonnes of pipe tobacco
Ljubljana, Slovenia	Factory – cigarette manufacture	566,300 sq. ft.	159,000 sq. ft./11 billion cigarettes
Kiev, Ukraine	Factory – cigarette manufacture	393,000 sq. ft.	29 billion cigarettes
Leasehold
United Kingdom
Bull Close Road, Nottingham	Regional distribution center	146,200 sq. ft.	6 billion cigarettes
Thane Road, Nottingham	Factory – cigarette manufacture	659,000 sq. ft.	50 billion cigarettes
Treforest Estate, Pontypridd	Factory, warehouse & offices – rolling paper manufacture	30,700 sq. ft.	24 billion leaves

Overseas
Dublin, Republic of Ireland	Factory, warehouse & office – cigarette manufacture	106,500 sq. ft.	2 billion cigarettes
Volgograd, Russia	Factory – cigarette manufacture	253,600 sq. ft.	20 billion cigarettes

In Dublin, a new cigarette manufacturing and packing facility has been built. The transfer of production was completed by December 2003, with processed tobacco being sourced from our Langenhagen factory in Germany.

A major expansion of the Volgograd factory in Russia started in August 2002, to meet increased market demand. The program involves building and primary and secondary equipment with a total cost of approximately €19 million, to be financed internally. Prior to expansion, annual capacity was 16 billion cigarettes and this has since increased to 20 billion cigarettes. It is expected to rise to 22 billion cigarettes on completion by 2005.

In Turkey we have acquired a greenfield site near Izmir to build a cigarette factory. The construction contract has yet to be finalized but we expect the facility to be fully operational by early 2005.

In January 2004 we announced the closure of our cigarette manufacturing sites in Hungary, Slovenia and Slovakia. Our filter production center in Hungary will also close. The closures are expected be completed by May 2004. This restructuring of our European manufacturing operations is part of an ongoing commitment to enhance productivity and improve operational efficiencies.

Item 5:  Operating and Financial Review and Prospects

You should read the following information in conjunction with our consolidated financial statements and the notes thereto included in this annual report. Our financial statements are prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. See note 29 of the notes to our consolidated financial statements for a description of the principal differences and additional disclosures applicable to us for each of the three fiscal years in the period ended September 30, 2003.

The following discussion includes the results of operations of Baelen, EFKA, Mayfair, Tobaccor and Reemtsma from the dates on which they were acquired, and not for prior periods.

In connection with the forward-looking statements that appear in the following information, you should carefully review the cautionary statements referred to in “Disclosure Regarding Forward-Looking Statements” and Item 3D: Risk Factors included in this annual report.

Factors Affecting Results of Operations

Our acquisition of Reemtsma in May 2002 had a significant effect on both turnover and costs in fiscal 2002 and fiscal 2003. Figures for fiscal 2003 include the full year results of Reemtsma. Figures for fiscal 2002 include the results of Reemtsma for the four and a half months from acquisition. In addition, it had the effect of reducing the significance of our U.K. operations to the group, with U.K. turnover decreasing from 69% of total turnover in fiscal 2001 to 54% in fiscal 2002 to 40% in fiscal 2003, and U.K. turnover excluding duty decreasing from 47% of total turnover less duty in fiscal 2001 to 34% in fiscal 2002 to 24% in fiscal 2003.

Because the acquisition changed our international profile, in fiscal 2002 we changed the way in which we analyze our business on a geographical basis.  We now analyze turnover, duty, operating profit and operating margin based on the following regions: the United Kingdom, Germany, Rest of Western Europe, and the Rest of the World.  We restated our results for fiscal 2001 to reflect this new analysis and have also allocated overheads on a more appropriate basis.

Other factors which influence the results of our operations include our market share and regulatory issues, both of which are discussed in Item 4B: Business Overview under “Business Operations” and “Regulatory Issues”, respectively.

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

Turnover excluding duty

Turnover excluding duty represents the amount received by us from customers after deducting duty payable to governmental authorities and removes the distorting effect of varying levels of duty in different markets.

Operating Profit

Operating profit represents turnover excluding duty less costs and overheads less other income.  Operating profit is driven largely by changes in turnover, but is also affected by increases in the rate of duty.  In addition, during the period under review operating profit has been adversely affected by increased amortization of goodwill and by exceptional items, both resulting from the Reemtsma acquisition.

Operating profit excluding amortization and exceptional items

Operating profit excluding amortization and exceptional items represents operating profit before deducting the costs of amortization and exceptional items. Management believe that this measure provides a better comparison of underlying business performance and is the measure used by management to assess the financial performance of the business. This measure is derived from the face of the consolidated statement of income.

Operating Margin

Operating margin is calculated as operating profit as a percentage of turnover excluding duty.

Critical Accounting Policies

Our significant accounting policies are set out on pages F-9 to F-10 of the consolidated financial statements and conform with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”).  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes.  In preparing these financial statements our management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality.  The application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Impairment of goodwill, other intangible assets and other long-lived assets

In the U.K. GAAP financial statements, we amortize purchased goodwill arising since August 1, 1998 over its estimated economic life on a straight line basis subject to a maximum of 20 years. Previously all goodwill was written off against reserves in the period of acquisition. Unexpected future events may evidence an economic life less than this period in which case a higher amortization charge would be made in those future financial statements as a result of this shorter life.  Intangible assets and other long-lived assets are amortized or depreciated over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Due to the long lives of such assets, changes to the estimates used can result in significant variations in the carrying value.

We assess the impairment of identifiable intangibles and long-lived assets and related goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

•                                          significant underperformance relative to historical or projected future operating results;

•                                          significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•                                          significant negative industry or economic trends.

Where there is evidence of a potential impairment to the carrying value of long-lived assets, we undertake an estimation of the fair value of that long-lived asset in accordance with the approach set out in FRS 11 “Impairment of fixed assets and goodwill”. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates. Estimates are used in deriving these cash flows and the discount rate.

For U.S. GAAP purposes, goodwill arising on acquisitions prior to July 1, 2001, and all intangible assets are amortized over their estimated useful lives.  Goodwill arising on acquisitions after July 1, 2001 is not subject to amortization, but instead is subject to an annual impairment review.   Following the adoption of SFAS 142 “Goodwill and Other Intangible Assets” on October 1, 2002, all pre-existing goodwill and indefinite-lived intangible assets are no longer subject to amortization.  The company has completed the first step of the impairment review under the transitional requirements of SFAS 142 and an annual impairment test as of September 30, 2003. No impairment charge of goodwill was indicated. The adoption of SFAS142 has increased the difference in our results under U.K. GAAP and U.S. GAAP, and will continue to do so in the future as a result of the different treatment accorded to goodwill arising. We have goodwill of £3,701 million under U.K. GAAP and £2,640 million under U.S. GAAP.

Amortization has increased in each fiscal year during the period under review as a result of our acquisitions of new businesses. In fiscal 2003, amortization of goodwill was £194 million and other intangibles £9 million.

We have not recognized any impairments during the periods presented in the consolidated financial statements included in this annual report.

Legal proceedings

The group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the turnover, profit or financial condition of the group. Consequently, we have not provided for any amounts in the consolidated financial statements.

For additional information about litigation in our main markets, please see Item 4B: Business Overview – Legal environment.

Derivative Financial Instruments

We use derivative financial instruments to manage exposure to foreign exchange and interest rate risks. The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.  Instruments qualify for hedge accounting where the underlying asset or liability has characteristics which can be directly related to the instrument transacted. The gains and losses on those instruments which qualify for hedge accounting are recognized in the financial statements over the life of the transaction. All of our current derivative financial instruments qualify for hedge accounting under U.K. GAAP.  U.S. GAAP requires the group to record all derivatives on the balance sheet at fair value.  The group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly under U.S. GAAP movements in the fair values of derivatives are recorded in the profit and loss account.

Pensions and Other Post Retirement Benefits

We operate defined benefit pension schemes in the United Kingdom and overseas. Costs relating to the various pension schemes operating within the group are accounted for using methods that rely on actuarial estimates and assumptions to arrive at costs and liabilities for inclusion in the accounts. These assumptions include discount rates, assumed rates of return, salary increases and turnover rates. We review our actuarial assumptions on an annual basis and make modifications to them when it is deemed appropriate to do so. While management believe that the actuarial assumptions are appropriate, any significant changes to those used could materially affect both our balance sheet and profit and loss account.

A             Operating Results

Results of Operations

The following table gives certain information regarding our results of operations under U.K. GAAP for the periods listed below.

Acquisitions have been included in our consolidated profit and loss from the following dates:

Acquisition	Date included
Baelen group	September 29, 2000
EFKA group	October 2, 2000
Mayfair	December 8, 2000
Tobaccor group	75% from March 30, 2001 and 100% from September 23, 2002
Lao Tobacco	February 6, 2002
Reemtsma group	May 15, 2002

	Fiscal year
	2001	2002	2003
	£	£	£
	(millions, except percentages)

Turnover including duty(1)
United Kingdom	4,053	4,486	4,568

Germany	157	1,139	2,765
Rest of Western Europe	975	1,190	1,635
Rest of the World(2)	733	1,481	2,444
International

1,865

3,810

6,844

Total	5,918	8,296	11,412

Duty in turnover
United Kingdom	3,362	3,722	3,808

Germany	95	865	2,120
Rest of Western Europe	546	695	983
Rest of the World	441	795	1,301
International

1,082

2,355

4,404

Total	4,444	6,077	8,212

Turnover excluding duty
United Kingdom	691	764	760

Germany	62	274	645
Rest of Western Europe	429	495	652
Rest of the World(2)	292	686	1,143
International	783	1,455	2,440

Total	1,474	2,219	3,200

Costs and overheads less other income	870	1,616	2,319

Operating profit
United Kingdom	353	390	406

Germany	10	67	228
Rest of Western Europe	193	217	307
Rest of the World (2)	63	115	194
International	266	399	729

Trading operations

619

789

1,135

Amortization and Exceptional items	(15)	(186)	(254)
Total	604	603	881

Operating margin (3)
United Kingdom	51.1%	51.0%	53.4%

Germany	16.1%	24.5%	35.3%
Rest of Western Europe	45.0%	43.8%	47.1%
Rest of the World	21.6%	16.8%	17.0%
International	34.0%	27.4%	29.9%

Total	42.0%	35.6%	35.5%

(1) Turnover represents the amount charged to customers in respect of goods supplied, exclusive of VAT but inclusive of excise duty.

(2) Includes sales to duty-free markets.

(3) Operating profit pre-amortization and pre-exceptional items as a percentage of turnover excluding duty.

Fiscal 2003 vs Fiscal 2002

Our fiscal 2003 results have been significantly impacted by the full year contribution from Reemtsma, acquired in May 2002. Reemtsma has been integrated into the group such that we cannot accurately report our operating results split between Reemtsma and the rest of the group.

Turnover including duty

Turnover including duty increased by 37.6% to £11,412 million in fiscal 2003 from £8,296 million in fiscal 2002.

This increase was principally due to a full year’s contribution from Reemtsma, which had a significant impact on all regions except the United Kingdom.

In the United Kingdom, turnover including duty increased by 1.8% to £4,568 million in fiscal 2003 compared to £4,486 million in fiscal 2002. In fiscal 2003, the main factors affecting the increase in U.K. turnover including duty were as follows:

•              U.K. government duty increased in April 2002 and April 2003;

•              we implemented manufacturer’s own price increases of 8p per pack of cigarettes on our premium-priced brands in June 2003; and

•              we increased our market share, which rose from an average of 42.9% in fiscal 2002 to 44.0% in fiscal 2003. This increase in market share has coincided with a decline in the U.K. duty paid cigarette market as consumers switched from cigarettes to other tobacco products in response to significant excise tax increases.

In Germany, turnover including duty was £2,765 million in fiscal 2003 compared to £1,139 million in fiscal 2002. In fiscal 2003, the main factor affecting the increase in turnover including duty was the full year’s contribution from Reemtsma whose principal market is Germany. Underlying turnover including duty was affected by the following factors:

•              excise duty increased by one euro cent per cigarette in January 2003; and

•              we increased our branded share of the total market, rising from 21.1% in fiscal 2002 to 21.4% in fiscal 2003. We are market leaders in the growing other tobacco products sector, where our market share increased from 23% in fiscal 2002 to 33.5% in fiscal 2003. Our cigarette market share declined slightly to 19.6% in fiscal 2003 from 20.3% in fiscal 2002, mainly due to consumers switching between cigarettes and other tobacco products.

In the Rest of Western Europe, turnover including duty increased by 37.4% to £1,635 million in fiscal 2003 compared to £1,190 million in fiscal 2002. The main factor affecting the increase in fiscal 2003 was the full year’s contribution from Reemtsma. Good domestic results in a number of markets were enhanced by benefits from increased indicative levels available to U.K. travelers within the European Union:

•              in France, a significant tax increase in January 2003 led to a cigarette market decline of 7.6% between January and September 2003. We grew our roll-your-own tobacco market share to 30% in fiscal 2003;

•              volume and market share increased in Spain, up to 4.2% in September 2003 from 3.7% in September 2002;

•              in Ireland, we grew cigarette market share, up to 31.5% in fiscal 2003 from 31.0% in fiscal 2002; and

•              in The Netherlands, despite some adverse trends in the roll-your-own tobacco market, Drum was stable at 24% market share and Van Nelle grew to 25.5% in September 2003.

In the Rest of the World, turnover including duty increased by 65.0% to £2,444 million in fiscal 2003 compared to £1,481 million in fiscal 2002. Again, the main factor affecting this performance was the full year’s contribution from Reemtsma, which has a strong presence in Central and Eastern Europe and other emerging markets. Key underlying market factors affecting turnover including duty were as follows:

•              in Poland, historically high tobacco tax increases led to an overall tobacco market decline. We increased our market share from 17.9% in fiscal 2002 to 19.3% in fiscal 2003;

•              we continued to grow market share in Russia for the third consecutive year, rising to 5.1% in September 2003;

•              in Australia, cigarette volumes grew and market share held at just under 18% in fiscal 2003. Roll-your-own tobacco volumes also grew and our share reached 62.4% in fiscal 2003, up from 61.4% in fiscal 2002;

•              in Asia Pacific, the world economic slowdown adversely affected most Asian economies and the SARS outbreak especially impacted Taiwan, China, Singapore and Hong Kong;

•              in Africa, the political situation in the Ivory Coast appears to have stabilized and sales volumes are currently around two-thirds of their pre-crisis levels. Both Burkina Faso and Senegal performed well during the year with improved volumes and market shares. Nigeria made good progress with volumes up 15% in fiscal 2003 compared to fiscal 2002; and

•              the key U.K. duty-free market performed well in both volume and share terms. Market share grew to 38.3% in fiscal 2003 from 33.8% in fiscal 2002.

Turnover excluding duty

Turnover excluding duty increased in the year by 44.2% to £3,200 million in fiscal 2003 compared to £2,219 million in fiscal 2002.

The full year’s contribution from Reemtsma has significantly affected all regions except the United Kingdom.

The main factors affecting turnover excluding duty in each region are outlined above, with the exception of government excise duty increases.

In the United Kingdom, turnover excluding duty decreased by 0.5% to £760 million in fiscal 2003 compared to £764 million in fiscal 2002.

In Germany, turnover excluding duty was £645 million in fiscal 2003 compared to £274 million in fiscal 2002.

In the Rest of Western Europe, turnover excluding duty increased by 31.7% to £652 million in fiscal 2003 compared to £495 million in fiscal 2002.

In the Rest of the World, turnover excluding duty increased by 66.6% to £1,143 million in fiscal 2003 compared to £686 million in fiscal 2002.

Operating profit

Operating profit increased by 46.1% to £881 million in fiscal 2003 from £603 million in fiscal 2002. This reflects organic growth in the underlying business, the synergies achieved through the successful integration of Reemtsma and a full year’s contribution from that business. Synergies of approximately £150 million were achieved in fiscal 2003; approximately £35 million from production and purchasing efficiencies, approximately £70 million from sales and marketing and approximately £45 million from corporate and regional overheads. Included in costs and overheads are exceptional restructuring costs of £51 million in fiscal 2003 compared to £103 million in fiscal 2002 and goodwill amortization of £203 million in fiscal 2003 compared to £83 million in fiscal 2002, reflecting a full year’s amortization charge in connection with the acquisition of Reemtsma. Excluding exceptional and amortization costs, operating profit increased by 43.9% to £1,135 million in fiscal 2003 compared to £789 million in fiscal 2002. The analysis by region below excludes amortization and exceptional items.

In the United Kingdom, operating profit increased by 4.1% to £406 million in fiscal 2003 compared to £390 million in fiscal 2002. This increase reflects the benefits of manufacturers price increases, increased market share (as described under “Turnover including duty” above) and a reduced cost base, partly offset by the downtrading effects of consumers switching from cigarettes to other tobacco products in response to significant excise tax increases.

In Germany, operating profit increased by £161 million to £228 million in fiscal 2003 from £67 million in fiscal 2002. This is as a result of a full year’s contribution from Reemtsma, a positive overall trading performance, synergy benefits and a favourable euro exchange rate gain of approximately £20 million.

In the Rest of Western Europe, operating profit increased by 41.5% to £307 million in fiscal 2003 compared to £217 million in fiscal 2002. This reflects strong underlying trading together with a full year’s contribution from Reemtsma and the synergy benefits from the acquisition, with local cost savings being partly offset by an additional central overhead allocation. In addition, a favourable euro exchange rate gain of approximately £30 million further enhanced operating profit.

In the Rest of the World, operating profit increased by 68.7% to £194 million in fiscal 2003 compared to £115 million in fiscal 2002. This is a result of a full year’s contribution from Reemtsma, which has a strong presence in Central and Eastern Europe and other emerging markets, and synergy savings partly offset by currency losses of approximately £27 million.

Operating margins

Operating margins increased slightly to 27.5% in fiscal 2003 from 27.2% in fiscal 2002. After adjusting for amortization and exceptional items, operating margins decreased slightly to 35.5% in fiscal 2003 from 35.6% in fiscal 2002.

In the United Kingdom, operating margins, excluding amortization and exceptional items, increased to 53.4% in fiscal 2003, compared to 51.0% in fiscal 2002. This increase reflects the benefits of manufacturers price increases and a reduced cost base, partly offset by downtrading effects.

In Germany, operating margins, excluding amortization and exceptional items, increased to 35.3% in fiscal 2003 from a 24.5% margin in fiscal 2002. This is as a result of a full year’s contribution from Reemtsma, a positive overall trading performance, synergy benefits, a favourable euro exchange rate gain of approximately £20 million, together with a reduced cost base compared to that applied in the previous Reemtsma business.

In the Rest of Western Europe, operating margins, excluding amortization and exceptional items, increased to 47.1% in fiscal 2003 from 43.8% in fiscal 2002. This is as a result of a full year’s contribution from the Reemtsma group together with associated synergy benefits from the acquisition, with local cost savings being partly offset by an additional central overhead allocation. In addition, a favourable euro exchange rate gain of approximately £30 million further enhanced reported operating margin.

In the Rest of the World, operating margins, excluding amortization and exceptional items, increased marginally to 17.0% in fiscal 2003 from 16.8% in fiscal 2002. This is as a result of synergy benefits from the acquisition partly offset by currency losses of approximately £27 million.

Fiscal 2002 vs Fiscal 2001

Our fiscal 2002 results were significantly impacted by the acquisition of Reemtsma in May 2002. U.K. GAAP required disclosure in fiscal 2002 of the impact of acquisitions on our operating results. These disclosures provided in fiscal 2002 can be summarized as follows:

	Fiscal 2002
(In £ million)	Excluding Reemtsma	Reemtsma	Total
Turnover including duty	6,544	1,752	8,296
Turnover excluding duty	1,645	574	2,219
Operating profit	602	1	603

Turnover including duty

Turnover including duty increased by 40.2% to £8,296 million in fiscal 2002 from £5,918 million in fiscal 2001.

This increase was principally due to the acquisition of the Reemtsma group on May 15, 2002. Excluding Reemtsma, group turnover including duty increased by 10.6% to £6,544 million in fiscal 2002, of which £214 million represents a full year’s contribution from Tobaccor.

In the United Kingdom, turnover including duty increased by 10.7% to £4,486 million in fiscal 2002 compared to £4,053 million in fiscal 2001. In fiscal 2002, the main factors affecting the increase in U.K. turnover including duty were as follows:

•              increases in U.K. government duty in March 2001 and April 2002;

•              manufacturer’s own price increases of 6p per pack of 20 cigarettes on our premium-priced brands in September 2001; and

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

In the Rest of Western Europe, turnover including duty increased by 22.1% to £1,190 million in fiscal 2002 compared to £975 million in fiscal 2001. In fiscal 2002, the main factors affecting the increase in turnover including duty were as follows:

•              the acquisition of Reemtsma, which accounted for £186 million or 86.5% of the £215 million increase; and

•              increased market share in France, the Republic of Ireland and on European ferries and the Eurotunnel markets.

In the Rest of the World, turnover including duty increased by 102.0% to £1,481 million in fiscal 2002 compared to £733 million in fiscal 2001. This is principally due to the acquisition of Reemtsma, which has a strong presence in Central and Eastern Europe and other emerging markets.

Excluding the Reemtsma acquisition, turnover including duty in the Rest of the World increased by 19.2% to £874 million in fiscal 2002. The main factors affecting the increase were as follows:

•              the impact of a full year’s results of Tobaccor, which operates in Africa; and

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

In Germany, turnover excluding duty was £274 million in fiscal 2002 compared to £62 million in fiscal 2001. This is as a result of the purchase of the Reemtsma group, whose principal market is Germany. Excluding the Reemtsma acquisition turnover excluding duty increased by 11.3% to £69 million in fiscal 2002 from £62 million in fiscal 2001, reflecting a full year of distributing new Imperial Tobacco products to the German market.

In the Rest of Western Europe, turnover excluding duty increased by 15.4% to £495 million in fiscal 2002 compared to £429 million in fiscal 2001. In fiscal 2002, the increase in turnover excluding duty was driven largely by the same factors leading to the increase in turnover including duty outlined above. Excluding the Reemtsma acquisition, turnover excluding duty in the Rest of Western Europe increased by 4.2% to £447 million in fiscal 2002.

In the Rest of the World, turnover excluding duty increased by 134.9% to £686 million in fiscal 2002 compared to £292 million in fiscal 2001. This is principally due to the acquisition of Reemtsma, which has a very strong presence in Central and Eastern Europe and other emerging markets.

Excluding the Reemtsma acquisition, turnover excluding duty in the Rest of the World increased by 27.4% to £372 million in fiscal 2002. The increase was driven largely by the same factors leading to the increase in turnover including duty outlined above.

Operating profit

Operating profit decreased by 0.2% to £603 million in fiscal 2002 from £604 million in fiscal 2001. This marginal decline reflects the increase in turnover excluding duty in fiscal 2002 offset by exceptional restructuring costs of £103 million, principally reorganization costs to integrate Reemtsma within the group’s existing businesses, and goodwill amortization of £83 million, compared to £15 million in fiscal 2001, reflecting amortization of goodwill incurred in connection with the acquisition of businesses, including Reemtsma and Tobaccor. Excluding exceptional and amortization costs, operating profit increased by 27.5% to £789 million in fiscal 2002 compared to £619 million in fiscal 2001. The analysis by region below excludes amortization and exceptional items.

In the United Kingdom, operating profit increased by 10.5% to £390 million in fiscal 2002 compared to £353 million in fiscal 2001. This increase was in line with the 10.7% increase in U.K. turnover and reflected the benefits of price increases, increased market share (as described under “Turnover including duty” above), and the growth in the U.K. duty paid market. The initial contribution from the Philip Morris distribution contracts in the United Kingdom contributed an operating profit of £17 million in fiscal 2002.

In Germany, operating profit increased by £57 million to £67 million in fiscal 2002 from £10 million fiscal 2001. Of this £57 million increase in operating profit, £54 million resulted from the acquisition of Reemtsma.

In the Rest of Western Europe, operating profit increased by 12.4% to £217 million in fiscal 2002 compared to £193 million in fiscal 2001. This increase reflected the initial contribution of the Reemtsma business enhanced by a good trading result from the existing Imperial operations.

In the Rest of the World, operating profit increased by 82.5% to £115 million in fiscal 2002 compared to £63 million in fiscal 2001. The main factors affecting this increase are the acquisition of Reemtsma and the full year effect of the Tobaccor acquisition in fiscal 2001.

Operating margins

Operating margins decreased to 27.2% in fiscal 2002 from 41.0% in fiscal 2001. This decrease was largely due to the amortization and exceptional items as described under “Operating profit” above. After adjusting for amortization and exceptional items, operating margins decreased to 35.6% in fiscal 2002 from 42.0% in fiscal 2001. This reduction reflects the full year results of Tobaccor and the acquisition of Reemtsma, both of which have lower margin operations, partly as a result of the market structure in some of the regions in which they operate.

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

In the Rest of Western Europe, operating margins, excluding amortization and exceptional items, reduced to 43.8% in fiscal 2002 from 45.0% in fiscal 2001. This reflects the combination of the lower Reemtsma operating margins with the existing higher Imperial Tobacco margins, in particular in respect of roll-your-own tobacco.

In the Rest of the World, operating margins, excluding amortization and exceptional items, reduced to 16.8% in fiscal 2002 from 21.6% in fiscal 2001. This reflects the combination of the lower margin Reemtsma business in this region, together with the effects of business forgone in Eastern Europe and investment in Asia Pacific.

Interest

There was an increase in the group’s interest charge to £237 million in fiscal 2003, compared to £180 million in fiscal 2002, which included an exceptional finance charge of £33 million. The underlying increase was mainly as a result of the full year’s cost of financing the Reemtsma acquisition. Additionally, the strengthening of the euro increased the interest charge on the euro portfolio of debt by £14 million, offset by lower interest rates on the floating element of debt and cheaper bank facilities following the refinancing during the year.

The group’s interest charge in fiscal 2002 of £180 million (2001: £110 million) comprised £52 million in relation to the acquisition of Reemtsma together with £33 million of exceptional finance charges and £95 million in respect of the funding of the rest of the group during fiscal 2002. Compared to fiscal 2001, our interest charge, excluding Reemtsma, decreased by £15 million as the cash flow generation of the business and the impact of lower interest rates more than offset the incremental interest charge of £5 million for the Tobaccor acquisition.

In addition, there was an exceptional financing charge in fiscal 2002 relating to the write-off of £45 million of bank fees associated with the short-term bridging loan for the Reemtsma acquisition; this was partly offset by a £12 million foreign exchange rate gain resulting from the hedging arrangements to exchange the sterling proceeds of our two-for-five discounted rights issue into euros.

This resulted in a cost of debt including fees in fiscal 2003 of 6.1% (2002: 6.1%; 2001: 6.3%); excluding fees the core cost of debt was 5.6% (2002: 5.7%; 2001: 6.2%). Interest cover before amortization and exceptional items in fiscal 2003 was 4.8 times (2002: 5.4; 2001: 5.6).

Taxation

The tax charge for the year was £232 million (2002: £140 million; 2001: £139 million), representing an effective tax rate of 27.1% (2002: 27.7%; 2001: 27.3%) on profit before non-deductible amortization. The tax rate on reported profit before tax was 35.4% (2002: 33.1%; 2001: 28.1%). The group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain.

Impact of Foreign Currency Fluctuations

We are exposed to movements in exchange rates for trading in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts.

For additional information about our exposure to currency fluctuations, see Item 11: Quantitative and Qualitative Disclosures about Market Risk – Exposure to currency fluctuations.

B                     Liquidity and Capital Resources

We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at September 30, 2003, of our net debt, including deferred consideration, 16% was denominated in pounds sterling, 83% in euros and the remaining 1% in other currencies. This compares with the position as at September 28, 2002, when approximately 9% of our net debt was denominated in pounds sterling, 88% in euro and the remaining 3% in other currencies. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates. We manage our exposure to interest rate changes through our financing activities and, where appropriate, through the use of derivative financial instruments, such as interest rate swaps, cross currency swaps and caps.

Cash flows

For internal management purposes, we use a measure of “operating cash flow after net capital expenditure”. This measure deducts our capital expenditures from our net cash inflow from operating activities.

Operating cash flow after net capital expenditure is not a measure determined in accordance with generally accepted accounting principles. We believe however that our definition is a relevant measure as it represents the amount of cash available to us for the repayment of our indebtedness, for strategic acquisitions to grow our business, or for other investing or financing activities.

We reconcile operating cash flow after net capital expenditure to net cash inflow from operating activities as follows:

Fiscal year

(In £ million)	2001	2002	2003
Net cash inflow from operating activities	638	824	802
Net capital expenditure	(38)	(46)	(59)
Operating cash flow after net capital expenditure	600	778	743

In fiscal 2003, the group generated £743 million (2002: £778 million; 2001: £600 million) of operating cash flow after net capital expenditure, representing a cash conversion rate of 65% (2002: 99%; 2001: 97%) on operating profit before amortization and exceptional items. Net cash generated by operating activities was £802 million in fiscal 2003, £824 million in fiscal 2002 and £638 million in fiscal 2001. The fiscal 2003 cash inflow from operating activities represented 91% of operating profit (2002: 137%; 2001: 106%). This decrease is as a result of several working capital timing differences and cash outflows associated with the utilization of the integration provision which affected the cash conversion rate. Adjusting for these factors, the underlying cash conversion rate was 100%. Net capital expenditure of £59 million (2002: £46 million; 2001: £38 million) was consistent with the level of ongoing asset replacements in the group, after allowing for a full twelve months of expenditure at Reemtsma. Other significant cash outflows during fiscal 2003 included interest (£234 million), taxation payments (£154 million) and deferred consideration in respect of prior years acquisitions (£47 million).

In fiscal 2002, net cash inflow from operating activities represented 137% of operating profit. The cash inflow from operating activities after net capital expenditure represented 99% of operating profit, before amortization and exceptional items, in fiscal 2002 compared to 97% in fiscal 2001. Net capital expenditure in fiscal 2002 of £46 million reflected replacement expenditure following ongoing increased investment by the group. Other significant cash outflows during fiscal 2002 included investment in acquisitions (£3,176 million), interest (£153 million) and taxation payments (£157 million). Taxation payments were £17 million higher than the tax charge because of the acceleration of the payment of U.K. corporation tax, following the U.K. government’s requirement for payments on account.

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

Net cash outflows from returns on investments and servicing of finance were £237 million in fiscal 2003 compared with £156 million in fiscal 2002 and £160 million in fiscal 2001. This increase was mainly as a result of the full year’s cost of financing the Reemtsma acquisition. Net interest paid in fiscal 2003 was £3 million lower than the net interest charge mainly due to the timing of interest payments on our outstanding euro bonds and U.S. dollar bonds. Net interest paid in fiscal 2002 was £6 million higher than the net interest charge (before exceptional finance charges), also due to the timing of interest payments on our euro bonds and U.S. dollar bonds.

Net cash outflows from acquisitions and disposals were £49 million, £3,176 million and £261 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively. In fiscal 2003 we paid £47 million deferred consideration in respect of prior years’ acquisitions. In fiscal 2002, we acquired the Reemtsma group for a final consideration of £3.0 billion (net of £0.4 billion of liquid assets acquired).

As discussed in this annual report, our strategy includes international expansion through tobacco and tobacco-related acquisitions. We continue to actively identify, review and consider potential acquisition opportunities outside the United Kingdom, some of which could be significant and require external funding.

We incurred tangible and intangible fixed asset expenditure of £82 million, £52 million, and £44 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively. The increase between fiscal 2003 and fiscal 2002 was largely due to a full twelve months of expenditure by Reemtsma, acquired in fiscal 2002.

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

We believe that the cash flow generated from our operations, together with amounts available under our existing financing facilities, are sufficient to fund our working capital needs, our anticipated capital expenditure and the servicing of our debt.

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

Financing facilities

The financing of the group changed significantly during fiscal 2002, as a result of the acquisition of Reemtsma on May 15, 2002. At the time of the acquisition, we refinanced all of our borrowings except our U.S.$600 million global bond (issued by Imperial Tobacco Overseas B.V. and guaranteed by us and by Imperial Tobacco Limited); our €1 billion Eurobond and various private placements issued from our Euro Medium Term Note program. We also cancelled our €1 billion euro commercial paper and U.S. $1 billion U.S. commercial paper programs, following a ratings downgrade to P3 from Moody’s.

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

The senior facility agreement for the acquisition financing comprised of €5.5 billion and £250 million dated March 7, 2002 between, among others, Imperial Tobacco Finance PLC, Imperial Tobacco and the Royal Bank of Scotland plc. The facilities comprised a 364 day revolving credit facility of up to €2.1 billion, with an option to extend the maturity to a date falling 18 months after the date of the agreement, a three year term loan facility of €1.4 billion, a five year revolving credit facility of up to €1.39 billion, a five year revolving credit facility of €0.61 billion, initially to be drawn in the form of one or more guarantees in respect of the payments due for the shares covered by the option agreement and an approximately four-month term loan facility for £250 million. The rate of interest is LIBOR (or EURIBOR, for advances in euro) plus a margin determined by reference to the long-term credit rating of Imperial Tobacco. The initial margin was 1.75%. The obligations of Imperial Tobacco Finance PLC were guaranteed by Imperial Tobacco and Imperial Tobacco Limited on a continuing basis and extended to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC under the facility agreement.

Following a substantial reduction in the amounts outstanding under the acquisition facility agreement mainly as a result of refinancing under the Euro Medium Note Program in June 2002 and August 2002, we entered into a new senior facility agreement on December 17, 2002. Parties to the new facility agreement included, among others, Imperial Tobacco Finance PLC, Imperial Tobacco, Imperial Tobacco Limited and HSBC Bank plc. The facilities comprised a €600 million committed 364 day revolving credit facility with a term out, which means that it becomes fully drawn until repaid and can not be repaid and reborrowed, and extension option to extend the maturity to a date falling two years after the date of the agreement, a €290 million committed three year revolving credit facility, a €610 million committed three year revolving credit and guarantee facility, a €900 million committed five year revolving credit facility, a five year uncommitted facility in a maximum amount of £400 million and a €150 million committed 364 day swingline facility. Proceeds drawn down under the facilities were used to repay in full all outstanding loans under the acquisition facility agreement, the commitments under which have been cancelled. All guarantees issued in respect of the payments due for the shares covered by the option agreement were adopted under this new facility.

Subsequent to September 30, 2003, we have extended the maturity dates for both the €600 million committed 364 day revolving credit facility and the €150 million committed 364 day swingline facility to December 14, 2004.

The rate of interest under the new committed senior facilities (other than the swingline facility) is LIBOR (or EURIBOR, for advances in euro) plus a margin determined by reference to the leverage ratio of Imperial Tobacco. The initial margin was 0.85% and this decreased to 0.65% in May 2003 and 0.55% in December 2003. The obligations of Imperial Tobacco Finance PLC under the facility agreement are guaranteed by Imperial Tobacco Group PLC and Imperial Tobacco Limited on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC under the facility agreement.

Also during the year, we requested additional financing under the £400 million five year uncommitted facility and utilized a maximum of £270 million from the period from May 2003 to August 2003. Subsequent to September 30, 2003, we have also incurred £145 million of additional financing under the £400 million five year uncommitted facility that is available to be drawn between March 2004 and August 2004.

As at February 10, 2004, our issuance of notes under our €6 billion Euro Medium Term Note Program were as follows:

Issue date	Amount	Annual Interest Rate(1)	Maturity	Type
	(in millions)
September 27,1999	€650	6.375%	September 27, 2006	Public
December 13,1999	€100	6.375%	September 27, 2006	Public
September 29, 2000	£50	7.44%	September 29, 2004	Private
September 29, 2000	£10	7.44%	September 29, 2004	Private
December 20, 2000	£40	7.44%	September 29, 2004	Private
December 20, 2000	£40	7.44%	September 29, 2004	Private
February 15, 2001	€250	6.375%	September 27, 2006	Public
March 15, 2001	€250	5.375%	March 15, 2004	Private
June 6, 2002	€750	5.75%	June 6, 2005	Public
June 6, 2002	€1,500	6.25%	July 6, 2007	Public
June 6, 2002	£350	6.875%	June 13, 2012	Public
August 8, 2002	£100	6.0%	November 8, 2004	Private
December 4, 2003	£200	6.25%	December 4, 2018	Public

(1)   Before interest and cross currency swaps (where applicable)

We have given undertakings and financial covenants in respect of our business and financial position within the committed bank facilities at levels which we do not believe will impede the future development of our business. In addition, a change of control of Imperial Tobacco Group PLC would entitle the lending banks to require the facilities to be repaid in full.

In addition to the £400 million uncommitted revolving credit facility mentioned above, we also have a number of bilateral uncommitted bank facilities provided by various banks. As of September 30, 2003, these totaled £95 million, none of which had been drawn down. These bank facilities have no set borrowing terms but depend on agreement between both parties as to maturity and cost of borrowing on the day of draw-down.

Note 15(v) of our consolidated financial statements included in this annual report shows details of the maturity profile of our committed borrowings as at September 30, 2003.

For further details of our funding and treasury policy, see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

Contractual Obligations and Commercial Commitments

The following table sets forth the aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2003:

	Payment due by period
In £ million	Less than 1 year	1 – 2 years	3 – 5 years	After 5 years	Total
Borrowings	605	637	2,035	755	4,032
Unconditional purchase obligations	7	—	—	—	7
Operating lease obligations	10	8	16	21	55
Deferred consideration	425	—	57	—	482
Other long-term obligations	42	42	33	—	117
Total contractual cash obligations	1,089	687	2,141	776	4,693

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that may have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

C                     Research and Development, Patents and Licenses

Expenditure on research and development, patents and licenses is charged to the profit and loss account as it is incurred. Total expenditure on research and development in fiscal years 2003, 2002 and 2001 was £0.8 million, £2.7 million and £2.7 million, respectively.

Expenditure on improving manufacturing efficiency and tobacco leaf blend development is included in production overheads.

Expenditure on market research and the development of new brands and markets is not separately classified but included within marketing and advertising.

D                     Trend Information

Please refer to Item 4B: Business Overview, Item 5: Factors Affecting Results of Operations – Critical Accounting Policies – Legal proceedings and Item 5A: Operating Results, in which we discuss current trends affecting our business.

Item 6:  Directors, Senior Management and Employees

A                     Directors and Senior Management

The following table sets forth information as to our Directors and executive officers as of February 4, 2004.

Name	Age	Position
Derek Bonham	60	Chairman and Non-Executive Director
Anthony Alexander	65	Vice Chairman and Non-Executive Director
Gareth Davis	53	Chief Executive and Director
Robert Dyrbus	51	Finance Director
David Cresswell	58	Manufacturing Director
Bruce Davidson	47	Sales and Marketing Director
Frank Rogerson	51	Corporate Affairs Director
Simon Duffy	54	Non-Executive Director
Sipko Huismans	63	Non-Executive Director
Pierre Jungels	59	Non-Executive Director
Iain Napier	54	Non-Executive Director
David Thursfield	58	Non-Executive Director
Richard Hannaford	57	Company Secretary

Derek Bonham has served as our Chairman and as a Non-Executive Director of Imperial Tobacco since our Demerger from Hanson. Mr Bonham joined Hanson in 1971, serving as Deputy Chairman from 1993 until February 1997 and as Chief Executive Officer from 1992 until February 1997, as well as Finance Director from 1981 until 1992. He also served as Executive Chairman of The Energy Group PLC following its demerger from Hanson in February 1997 until July 1998 and as director of The Energy Group PLC from its demerger until October 1998. Mr Bonham is a Non-Executive Director of TXU Corp. (USA) and CamAxys Group plc and has previously served as Non-Executive Chairman of Marconi plc and Chairman of Cadbury Schweppes plc.

Anthony Alexander has served as our Vice Chairman, Senior Independent Director and as a Non-Executive Director of Imperial Tobacco since our Demerger. Mr Alexander joined Hanson in 1971, serving as Chief Operating Officer United Kingdom from 1986 until the Demerger and as a Director from 1976 until the Demerger. He is also a Non-Executive Director of Inchcape PLC, Misys plc and Cookson Group plc.

Gareth Davis has served as our Chief Executive and as a Director of Imperial Tobacco since our Demerger. Mr Davis joined Imperial Tobacco in 1972 and served as Managing Director of our international business from 1988 until 1996 and as Manufacturing Director of cigarette and roll-your-own tobacco from 1987 until 1996. He has wide experience of all aspects of our business and has played a key role in the development of both general strategy and our ongoing expansion program. He is also a Non-Executive Director of Wolseley plc.

Robert Dyrbus has served as our Finance Director since our Demerger. Mr Dyrbus joined Imperial Tobacco in 1989 and was appointed Finance Director of Imperial Tobacco in 1989. Previously, he was the Financial Controller within Hanson responsible for Imperial Tobacco, British Ever Ready Ltd and Allders Ltd and was one of the three-man Hanson team involved in the strategic reorganization of Imperial Tobacco.

David Cresswell has served as our Manufacturing Director since June 2003. Mr Cresswell is an electrical engineer by background and joined Imperial Tobacco in 1961.  He has undertaken a number of senior roles and has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions namely cigarette, paper and roll-your-own and pipe tobacco.

Bruce Davidson has served as our Sales and Marketing Director since October 2003. Mr Davidson has been part of the senior management team transforming the scale and reach of our international business since joining Imperial Tobacco in 1998. Prior to joining Imperial Tobacco he held a number of senior management positions with BAT and Inchcape plc, including that of Chief Executive of Timberland Asia Pacific.

Frank Rogerson has served as our Corporate Affairs Director since June 2003. Mr Rogerson joined Imperial Tobacco in 1977 and has held a number of senior general management positions including Managing Director of Cigar and Roll-Your-Own Tobacco and was Business Development Director at the time of the Reemtsma acquisition.

Simon Duffy has served as a Non-Executive Director of Imperial Tobacco since our Demerger. Mr. Duffy is currently Chief Executive Officer of NTL Incorporated having previously been Chief Financial Officer of Orange SA until March 2003 and Chief Executive of End2End Holdings Limited to March 2003. He was previously Deputy Chairman and Chief Executive Officer of World Online International B. V. from January 2000. Prior to this he was Group Finance Director of THORN EMI plc and became Finance Director of EMI Group plc on the demerger of Thorn plc in 1996. Prior to joining THORN EMI plc he was Operations Director of United Distillers and Director of Corporate Finance at Guinness plc. He is also a Non-Executive director of GWR Group plc.

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

Iain Napier has served as a Non-Executive Director of Imperial Tobacco since March 2000. He has wide experience in the hospitality, leisure and branded drinks industry. As a former main board director of Bass PLC, he spent two years as Chief Executive of the Bass Leisure Division before moving on to become Chief Executive of Bass Brewers and Bass International Brewers. Following the sale of the Bass beer business in 2000 he became Vice President U. K. and Ireland for Interbrew SA until his resignation in 2001. He was appointed Group Chief Executive Officer of Taylor Woodrow plc in 2002.

David Thursfield was appointed a Non-Executive Director in November 2003. Mr Thursfield joined Ford Motor Company in 1979, from British Leyland, and is currently Executive Vice President, Ford Motor Company and President, International Operations and Global Purchasing responsible for the Premier Automotive Group, Mazda Motor Company, Ford of Europe, Ford Asia Pacific operations and Global Purchasing organizations. He has had senior management responsibility for plants in North America, Europe, South America and Australia.

Richard Hannaford was appointed Company Secretary of Imperial Tobacco Limited in 1988 and has served as our Company Secretary since our Demerger. Prior to this he held a number of management posts in accountancy and internal audit after joining Imperial Tobacco in 1973.

B                     Compensation

The aggregate compensation paid or accrued by us to or for all our Directors and executive officers(1) during the fiscal year ended September 30, 2003 as a group (15 persons) for services in all capacities was approximately £5,626,000.

The following information is provided in respect of our Directors for fiscal 2003:

Emoluments by individual Director	Base Salary	Fees	Super- visory Board Fees	Bonus	Benefits in kind (1) (7)	Sub total	LTIP(2)	SMS(2)	Total 2003	Total 2002
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors
G Davis, Chief Executive	600	—	—	400	12	1,012	590	551	2,153	1,605
R Dyrbus, Finance Director	380	—	—	253	14	647	347	351	1,345	1,046
C A C Inston, Corporate Affairs Director(5)	—	—	—	—	—	—	—	—	—	843
M A Häussler, Sales and Marketing Director(4) (8)	298	—	—	190	105	593	—	—	593	97
D Cresswell, Manufacturing Director (6)	83	—	—	56	5	144	—	—	144	—
F A Rogerson, Corporate Affairs Director(6)	83	—	—	56	5	144	—	—	144	—
	1,444	—	—	955	141	2,540	937	902	4,379	3,591
Non-Executive Directors
D C Bonham, Chairman	—	220	—	—	1	221	—	—	221	180
A G L Alexander, Vice Chairman	—	70	—	—	4	74	—	—	74	69
S P Duffy	—	35	—	—	—	35	—	—	35	35
S Huismans	—	35	23	—	—	58	—	—	58	40
P H Jungels	—	35	—	—	—	35	—	—	35	6
I J G Napier	—	35	—	—	—	35	—	—	35	35
L W Staby(4)	—	27	18	—	—	45	—	—	45	11
	—	457	41	—	5	503	—	—	503	376
Former Directors
S T Painter(3)	—	100	23	—	—	123	—	—	123	133
M A Häussler (4) (8)	86	—	—	56	2	144	—	—	144	—
L W Staby (4)	—	8	5	—	—	13	—	—	13	—
C A C Inston (5)	—	—	—	—	—	—	5	—	5	—
	86	108	28	56	2	280	5	—	285	133
	1,530	565	69	1,011	148	3,323	942	902	5,167	4,100

(1)           Benefits in kind principally include the provision of a company car and health insurance.

(2)           LTIP and SMS represent the value of awards vesting and LTIP options exercised in the year both on annual vesting and retirement.

(3)           Mr S T Painter retired from the board on May 31, 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

(4)           Mr M A Häussler and Mr L W Staby resigned from the board on July 9, 2003.

(5)           Mr C A C Inston retired on grounds of ill health on December 14, 2001.

(6)           Mr D Creswell and Dr F A Rogerson were appointed to the board on June 1, 2003.

(7)           Benefits in kind include relocation assistance of £102,000 in respect of Mr M A Häussler.

(8)           Base salary of Mr M A Häussler includes the payment of a pension allowance of £14,000 which is neither eligible for bonus nor share schemes and is not pensionable.

(9)           No sums were paid to any Directors by way of taxable expenses allowances.

(10)         Mr B C Davidson was appointed to the board on October 1, 2003 at a base salary of £300,000 per annum with the same terms and notice period as Mr D Cresswell and Dr F A Rogerson.

Base salary

Base salary is reviewed annually and is determined by reference to individual responsibilities, performance and external market data. Therefore it is set within a range around the market median for similar sized, publicly quoted companies to reflect the experience, responsibility, effectiveness and market value of the executive. The comparator group of companies chosen is the FTSE 50 excluding companies in the Financial and Pharmaceutical sectors. Base salary is the only element of the package used to determine pensionable earnings.

Annual cash bonus

For each financial year to September 2003, Executive Directors could earn annual bonuses up to a maximum of two thirds base salary, by reference to performance against financial targets determined by the remuneration committee.

During the period under review, bonus targets related principally to the achievement of group profit objectives.  Performance in the year has resulted in bonuses as detailed in the table above being awarded. A cash bonus was also earned by other senior executives for achieving performance targets for the year to September 30, 2003.

For the year to September 30, 2004, bonus performance criteria will again relate to group profit growth, however the specific targets are not disclosed since they are considered to be commercially confidential. To align the Executive Directors bonuses more closely to market levels, the potential maximum bonus has been increased from 66% to 100% for the Chief Executive and Finance Director and 75% for other Executive Directors. However, attainment of these increased bonus levels is subject to achievement of stretching, incremental profit-based performance criteria.

Under the Share Matching Scheme, Executive Directors and management may elect to invest any proportion up to a maximum of 100% of their gross bonus in our ordinary shares to be held by the Employee Benefit Trust. Provided that the shares elected for are left in the Trust for three years the participant will receive the original shares plus additional shares equal in number to the original shares. In respect of investments made by Executive Directors under the SMS from their bonus payable in December 2003, a performance criterion will now be applied to the matched shares such that matching will only occur if the group has achieved an average of 3% real increase in earnings per share per annum over the three year retention period, being an indicator of sustained ongoing profit delivery. It will be based upon the same protocol as that applying to the Long-Term Incentive Plan. There will be no opportunity to retest if this performance criterion is not met.

Share incentives

For a description of the Long-Term Incentive Plan (or LTIP), Share Matching Scheme (or SMS) and the Employee Benefit Trusts, see Item 6E: Share Ownership.

Directors’ pensions

Our Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the group. For members who joined prior to April 1, 2002, the fund is non-contributory and fully funded with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age after 32 years’ service. For members joining on or after April 1, 2002 (“New Members”), including Mr Manfred Häussler, employee contributions of 5% of pensionable salary are payable, the normal retirement age is 65 and maximum pension is achieved after 40 years service. Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

For death before retirement, a capital sum equal to four times salary is payable together with a spouse’s pension of two-thirds (half for New Members) of the member’s expected pension at retirement. For death in retirement, a spouse’s pension of two-thirds (half for New Members) of the member’s pre-commutation pension is payable. Dependant children will also receive allowances.

Other than for New Members, whose pensions after retirement increase by the lesser of 5% and the increase in the general index of retail prices (“RPI”), pensions increase by the lesser of 10% and the increase in RPI, together with an option under the rules to surrender part of a pension for pension increases in line with the general index of retail prices of up to 15%.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60.

In addition to the pension arrangement above, Mr Manfred Häussler’s service contract contains a provision that he will receive a similar benefit to that he would have received had he remained in his former Reemtsma plan. Under his former, non-contributory, plan he would have received 42% of his final salary upon retirement at age 63. Upon retirement Mr Manfred Häussler will receive his accrued pension from the Reemtsma plan and the Imperial Tobacco Pension Fund. The company has undertaken to provide for any shortfall between the pensions payable from the above plans and the agreed benefit. The company has been advised by its actuary that the estimated actuarial value of this shortfall will be in the order of £1.2 million.

In previous years, details of Directors’ pension benefits have been reported in accordance with the Listing Rules of the UK Listing Authority.  However, the Directors’ Remuneration Report Regulations 2002 have introduced the requirement to disclose additional information for directors’ pension benefits under defined benefit schemes.

The following table provides the information on both bases and gives details for each Director as at September 30, 2003 of:

•              the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end;

•              the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules; and

•              the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors have made additional voluntary contributions.

			Disclosures required under Directors’ Remuneration Report Regulations 2002							Listing Rules
	Age at 9/30/03 Years	Pension-able service at 9/30/03 Years	Accrued pension			Transfer value of accrued pension				Increase in accrued pension (net of inflation) during the year		Transfer value of increase net of inflation)
			at 9/29/02	Increase during the year	at 9/30/03	at 9/29/02	Increase during the year net of Directors contri- butions	Director’s contri- bution	at 9/30/03
			£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000		£’000
G Davis	53	31	369	34	403	3,822	968	—	4,790	23		283
R Dyrbus	50	21	149	23	172	1,234	437	—	1,671	19		184
M A Häussler	57	13	96	14	110	769	365	10	1,144	14		137
D Cresswell(1)	58	41	107	33	140	1,719	767	—	2,486	20	(1)	355
F A Rogerson(1)	50	26	92	30	122	757	414	—	1,171	16	(1)	157

(1)           The increase in accrued pension disclosed under the requirements of the Listing Rules in respect of Mr D Cresswell and Dr F A Rogerson has been calculated over the period since their appointment to the Board on June 1, 2003.

The transfer values disclosed above do not represent a sum paid or payable to the individual Director. Instead they represent a potential liability of the pension scheme.

C                     Board Practices

Our board remains committed to high standards of corporate governance in its management of the affairs of the group, which it sees as a fundamental part of discharging its stewardship responsibilities. Accordingly, throughout the period under review it has complied with the best practice governance provisions as set out in Section 1 of Part 2 of the Combined Code on Corporate Governance issued by the U. K. Financial Services Authority, which we refer to in this annual report as the Code.

Service contracts

Each of the Executive Directors’ service agreements is terminable by either party giving 52 weeks’ notice. There are no predetermined provisions for compensation on termination within Executive Directors’ service agreements that exceed one year’s emoluments, except for Mr Manfred Häussler. In his case, prior to his resignation as a director our remuneration committee had exceptionally agreed that the requisite notice period at the commencement of his appointment was 104 weeks. This notice period was reducing at the rate of two weeks per calendar month until such time as the notice period reaches 52 weeks in July 2004. The initial longer notice period on first appointment was deemed essential to retain his services, which involved him in international relocation and foregoing the five year fixed-term contract he enjoyed within the Reemtsma group of companies. This run down arrangement also matches the notice period arrangements granted to Imperial Tobacco Group Directors upon listing in 1996.

The Non-Executive Directors do not have service contracts with Imperial Tobacco. The terms of their appointments are reviewed annually and are set forth in their appointment letters.

In accordance with our Articles of Association, the appointments of Mr Sipko Huismans, Mr Iain Napier, Mr David Cresswell, Dr Frank Rogerson, Mr Bruce Davidson and Mr David Thursfield expire at the forthcoming annual general meeting and, being eligible, they intend to offer themselves for reappointment.

Board and board committees

Our board, which meets at least five times a year, currently comprises seven Non-Executive Directors and five Executive Directors, with a clear separation of the roles of Chairman and Chief Executive to ensure an appropriate balance of power and authority. Mr Anthony Alexander is Vice Chairman and the recognized senior independent Non-Executive Director to whom any concerns can be conveyed. All of the Non-Executive Directors, in the opinion of the board, are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. During the year, and prior to their resignations, Mr Manfred Häussler and Mr Ludger Staby were excluded from those parts of board and board committees’ meetings at which the progress of the German investigations were reviewed.

During the year Dr Frank Rogerson was appointed to the board as Corporate Affairs Director to reflect the importance of the complex regulatory environment in which we now operate, while Mr David Cresswell’s appointment as Manufacturing Director underlines the significance of our worldwide manufacturing and supply chain network and the risks and opportunities arising. Both appointments were effective from June 1, 2003.

At the same time, to further formalize and enhance the process of control and management of the larger and more complex group, the Chief Executive’s committee comprising the then Executive Directors and certain senior executives, including the Managing Director - International, the Director of Finance and Planning and Group Human Resources Director, was formed. This is not only providing strong support to the Executive Directors but will also assist in the process of succession planning within our enlarged pool of management talent.

Further to this, at the end of September it was announced that Mr Bruce Davidson would join the board as Sales & Marketing Director, with responsibility for our global sales and marketing activities across Europe, Asia Pacific, Africa, the Middle East and Australasia. This appointment was effective from October 1, 2003.

The full board manages overall control of the group’s affairs by the schedule of matters reserved for its decision. These include responsibility for the group’s commercial strategy, the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury and risk management policies and succession plans for senior executives. It also has procedures in place to allow Directors to seek both independent professional advice, at the group’s expense, and the advice and services of the Company Secretary in order to fulfill their duties.

All Directors are equally accountable under the law for the proper stewardship of the group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring strategies proposed for the development of the business are critically reviewed. This ensures they act in the best long term interest of shareholders, take account of the wider community of interest represented by employees, customers and suppliers and that social, environmental and ethical issues are fully integrated into the group’s risk assessment processes.

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

Within the framework of the Chief Executive’s committee, the board delegates day to day and business control matters to the Chief Executive and Executive Directors who, with the executive management, are responsible for implementing group policy and monitoring the detailed performance of all aspects of the business, including post-event reviews of major projects. They have full power to act subject to the reserved powers and sanctioning limits laid down by the board and the group’s standards and policy guidelines.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the remuneration committee, the nominations committee and the audit committee. The membership and responsibilities of each committee is considered below.

Remuneration committee

The remuneration committee, consisting exclusively of Non-Executive Directors, Mr Derek Bonham, Mr Sipko Huismans, Mr Iain Napier and Dr Pierre Jungels meets at least twice a year under the chairmanship of Mr Iain Napier. The remuneration committee is responsible for setting salaries, incentives and other benefit arrangements of the Executive Directors and senior management, and overseeing our employee share schemes. Members of the remuneration committee do not participate in decisions concerning their own remuneration.

The Chief Executive attends by invitation to respond to questions raised by the committee. However, he is specifically excluded from any matter concerning the details of his remuneration.

Since the listing of our ordinary shares on the London Stock Exchange in 1996, all increases in the remuneration of Non-Executive Directors are required to be re-invested in Imperial Tobacco’s shares. However, given their significant shareholding of our shares, this requirement to purchase shares has been waived in respect of the increases granted to Mr Derek Bonham and Mr Anthony Alexander in October 2002. With the increase in fees of other Non-Executive Directors from October 1, 2003 from £35,000 to £40,000, it has been agreed that the salary threshold after which their fees are required to be reinvested in shares of the group be increased from £25,000 to £30,000.

Nominations committee

The nominations committee comprising all the Non-Executive Directors and the Chief Executive, with Mr Derek Bonham as chairman, meets when necessary to formulate succession plans and recommendations to the board for the appointment of directors. New directors appointed by the board must submit themselves for reappointment by shareholders at the annual general meeting following their appointment. Thereafter all directors, in accordance with the Code, are subject to reappointment at least every three years. The training needs in respect of new appointments to the board are assessed and arrangements put in place, as appropriate.

Audit committee

The audit committee, consisting exclusively of independent Non-Executive Directors, Mr Anthony Alexander, Mr Iain Napier and Mr Simon Duffy, meets at least three times a year under the chairmanship of Mr Simon Duffy. All of its members are qualified accountants, or have held senior finance positions in publicly quoted companies. The board therefore believes that all of its members are ‘audit committee financial experts’ as defined in the SEC rules implementing Section 407 of the Sarbanes-Oxley Act by reference to their education and experience and that all are considered “independent” for the purposes of Section 301 of the Sarbanes-Oxley Act. See Item 6A: Directors and Senior Management. After the fiscal 2003 year end Dr Pierre Jungels was invited to join the committee to replace Mr Ludger Staby who resigned during the year. The committee’s terms of reference cover the points recommended by the Code. Its duties include monitoring internal control throughout the group, approving the group’s accounting policies and reviewing the interim and annual financial statements before submission to the full board. It is also intended, in line with the New Code issued by the Financial Reporting Council as guidance to be adopted for reporting years beginning on or after November 1, 2003, that the committee formally review all statements containing financial information and in particular, the requirement to review our filing with the SEC of Form 20-F, prior to board approval, is to be incorporated into the committee’s annual program.

The committee also reviews and approves the scope and content of the risk assessment and compliance program implemented by the control and compliance function and, as part of the annual assessment of the need for a formal internal audit function, critically reviews the resource allocated to this activity. The Finance Director, other financial management and the group’s compliance manager attend by invitation. The group’s external auditors also attend each meeting and have direct access to the committee without the presence of any Executive Director or executive, providing a direct line of communication between the auditors and Non-Executive Directors. An opportunity for the group’s compliance manager to meet formally with the committee at least annually, without management being present, is also being arranged to meet the New Code requirements.

The group has always maintained a policy of strict separation between the auditing and consultancy functions of its external auditors. However at the beginning of this financial year, in order to continue to meet best practice in the light of new regulations and legislation, the group strengthened this policy with the introduction of a formal auditor independence policy which conforms to the requirements of Rule 2-01 of Regulation S-X and the Sarbanes-Oxley Act. This provides clear definitions of services that the external auditors may and may not provide such that their independence and objectivity is not impaired, as well as establishing a formal authorization process, including the tendering and pre-approval by the audit committee, for allowable non-audit work that they may perform. The audit committee has also carried out six-monthly reviews of the remuneration received by PricewaterhouseCoopers LLP for non-audit work, with the aim of seeking to balance objectivity, value for money and compliance with this policy. The fees for non-audit work in fiscal 2003 have arisen principally as a result of tax advisory work associated with reorganization of legal entities within the group following the acquisition of Reemtsma, together with some due diligence activity. The outcome of the reviews in fiscal 2003 was that no conflict of interest exists between PricewaterhouseCoopers LLP’s audit and non-audit work and that this was the most cost effective way of conducting the group’s business. In other situations, proposed assignments are subject to independent tendering and decisions taken on the basis of competence and cost effectiveness.

In the light of the Sarbanes-Oxley Act, the board has given due consideration to the actions necessary to meet the new and enhanced standards for corporate accountability in the United States, as defined in this legislation, and how these might be best incorporated with existing procedures to meet best practice in the United Kingdom.

Disclosure committee

The board has formed a disclosure committee comprising senior executives of the company, which reports to the audit committee on a formal basis.

The principal responsibilities and duties of this committee are to design, establish, maintain and review the company’s disclosure controls and procedures and to evaluate the effectiveness of these controls on a regular basis, in order to ensure the accuracy of our public disclosures and to assist the senior officers in providing the formal certifications required under U.S. legislation. To satisfy these requirements the committee’s responsibilities extend to the entirety of the company’s disclosure, including financial information. It meets regularly to identify any sensitive areas of the business, determine the subject of any disclosures, evaluate disclosure issues, review internal controls with the company’s external auditors and prepare or assist in the preparation of any disclosures that will be publicly filed or distributed.

In this context the disclosures contained within this document have been received, reviewed and evaluated by the committee at its formal meeting in January 2004, following which appropriate assurances were given to the board that the disclosure committee was not aware of any reason why the Chief Executive and Finance Director could not provide the certifications included as Exhibits 12.1 and 12.2 and 13 in this annual report.

Further committee

During January 2003, German authorities conducted and instigated a significant search of certain group premises, including Reemtsma’s headquarters in Hamburg, Germany, as part of wide-ranging investigations into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the group. A number of Reemtsma employees were named in search orders. A board committee under the chairmanship of Mr Anthony Alexander was established to monitor the progress and conduct of the investigations on a regular basis and to consider any implications of the investigations on the group and the group’s responses, on behalf of the board. While no charges have been brought against these employees or Reemtsma in relation to these investigations, since they could take several years to be concluded, in the interests of good corporate governance, the board required that the named employees be suspended on full pay. We continue to cooperate fully with the authorities in their investigations.

Internal control

The board acknowledges responsibility for our system of internal control. The audit committee, on behalf of the board, reviews the effectiveness of the system in accordance with the guidance set out in “Internal Control: Guidance for Directors on the Combined Code,” which we refer to as the “Turnbull guidance”, from information and regular reports provided by management, the internally independent compliance function and external auditors. However, given the size and complexity of the group’s operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives, by managing rather than eliminating risk.

The board, either directly, or through the audit committee which regularly reports its finding for consideration by the board, reviewed the effectiveness of the key procedures which have been established to provide internal control and confirms that an ongoing process for identifying, evaluating and managing our significant risks has operated throughout the fiscal year. There have been no significant changes to our system of internal controls effected since they were last reviewed by the board.

Code of ethics

Since Imperial Tobacco became listed on the London Stock Exchange on October 1, 1996, the board has had in place a code of business conduct which lays down the set of core values governing the manner in which all aspects of the business of the group and its subsidiaries are conducted. Adherence to the provisions of this code is a condition of employment at Imperial Tobacco.

The main provisions are set out within our code on the conduct of business contained within the Group’s policies manual, which is readily available to all employees on our intranet. The aim of the policy is to ensure that all our employees are aware of, and actively consider at all times, the ethical implications of business activities entered into, by providing guidelines relating, among other things, to:-

•              share dealing for directors and employees;

•              the control and release of unpublished price sensitive information;

•              business dealings with customers and suppliers, relations with competitors, conduct of international business and adherence to laws, regulations and generally accepted standards of behavior in any jurisdiction in which the company operates; and

•              matters of public interest disclosure for employees (protection of corporate “whistle blowers”) in respect of criminal and civil offences, miscarriage of justice and health, safety and environmental issues.

To further reinforce the group’s commitment to high standards of business conduct, the group has adopted an additional Code of Ethics for its principal officers, including our Chief Executive and Finance Director. This ensures that written standards are in place to deter wrong doing and promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure of information, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of breaches of the code and accountability for adherence, by the group’s principal officers.

D                     Employees

The following table sets forth the average number of persons employed by the group for each of the fiscal years indicated, by location and business function:

	2001	2002	2003
United Kingdom	2,810	2,791	2,821
Germany	379	1,514	3,096
Rest of Western Europe	1,475	1,650	1,739
Rest of the World	1,696	5,485	9,148
	6,360	11,440	16,804

Selling	1,426	2,364	4,858
Marketing	312	546	492
Manufacturing	3,338	6,358	8,937
Administration	1,284	2,172	2,517
	6,360	11,440	16,804

The average number of employees has increased as a result of the inclusion of Reemtsma employees for a full twelve months in fiscal 2003 compared to four and a half months subsequent to the completion of the acquisition in fiscal 2002.

At September 30, 2003, we had 15,965 employees, of which 2,747 (17%) were employed in the United Kingdom, 2,820 (18%) in Germany, 1,484 (9%) in Rest of Western Europe and 8,914 (56%) in Rest of the World. This is an increase of 35 in the United Kingdom and decreases of 731 in Germany, 605 in Rest of Western Europe and 43 in Rest of the World, compared to September 28, 2002. These changes in employee numbers were driven by reorganization and integration activities following the Reemtsma acquisition in May 2002.

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

Share Matching Scheme

In August 2002, to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited, all employees of Imperial Tobacco and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of our ordinary shares or ADSs and place them in the Employee Benefit Trust. Provided these shares are left in the Trust, the lodged shares will be matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they are retained for five years.

The Scheme also allows Executive Directors and management to take their bonus in shares, which are matched over a three-year period. The matching ratio for bonuses earned in fiscal 1997 was 1:2. For subsequent years this ratio has been enhanced to 1:1 to further encourage Directors and managers to build a meaningful shareholding in the group. For bonuses earned in fiscal 2003 by Executive Director, these shares will not be matched unless our average real earnings per share growth per annum is equal to or exceeds 3%.

Employee Benefit Trusts

The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in the company, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. As potential beneficiaries of the Employee and Executive Benefit Trust, each of the Executive Directors is deemed to have a contingent interest in the 499,234 ordinary shares of the company held by that Trust at February 4, 2004. Normally the Employee and Executive Benefit Trust is funded to purchase shares sufficient to cover its potential liabilities while the 2001 Employee Benefit Trust makes periodic purchases in the market in order to satisfy its liabilities.

Long-Term Incentive Plan

In each year since the Demerger in 1996, annual awards, based on a percentage of basic salary, have been made to Executive Directors and senior managers under the LTIP. The awards, which vest three years after grant, are subject to the satisfaction of a performance criterion, over a three-year performance period. Upon vesting, participants are granted a nil cost option, which expires no later than seven years after the grant date. To comply with tax and securities legislation in certain countries participants are granted options for less than seven years or are awarded shares at vesting. A further conditional award worth up to 75% of basic salary was made on November 20, 2003.

The performance criterion, imposed on all awards made under the LTIP until November 2000, was based on a sliding scale depending on total shareholder return achieved over the period of the award. No vesting of the award occurred unless our total shareholder return exceeded that of 50% of the companies constituting the FTSE 100 Index. At this performance threshold, 30% of the provisional award vested. If the return exceeds 80% of the FTSE Index, the award vested in full. Between these thresholds the award vested on a straight-line basis. On vesting, a participant was granted a “nil cost” option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

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

For the November 2000 and future awards, our remuneration committee decided to replace the total shareholder return with earnings per share growth as the new performance criterion. This is seen as enhancing the incentive effect of the LTIP by focusing on the financial performance of the business, over which Directors and management have power to influence, rather than linking awards to a volatile share price unduly influenced by short-term sector sentiment. The remuneration committee nevertheless retains absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the group before any awards vest, including maintenance of long-term return on capital employed.

Awards vest on a sliding scale depending on average growth in basic EPS based on an agreed protocol to allow appropriate adjustments for amortization, exceptional and extraordinary items. The adjustments are confirmed by the Auditors after adjusting for inflation over the period of the award. No vesting occurs unless the company’s average real EPS growth is positive. Full vesting occurs if real EPS growth is equal to or exceeds 10%. Between these two points the award vests on a straight-line basis. In order to ensure that performance criterion remains challenging for the award, in 2003 and for future awards vesting will only occur if the average real EPS growth exceeds 3% per annum. The upper threshold of 10% real EPS growth will remain unchanged.

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

Effects of the Rights Issue

To take account of the effects of the rights issue approved on April 8, 2002, adjustments were made to awards under the group’s share plans. In respect of the Share Matching Scheme, the Trustee of the Employee Benefit Trusts sold sufficient rights “nil paid” to enable the balance of the rights to be taken up, using the proceeds of the sale. The newly acquired shares were allocated pro-rata to the relevant participants and will be released on the same basis as the awards to which they relate.

In the case of savings-related Sharesave Schemes and the LTIP, the Board adjusted the number of shares under option or subject to awards and in the case of the savings-related Sharesave Schemes the price at which the shares may be acquired was also adjusted.

These adjustments, in line with scheme rules, have been approved by the group’s auditors and, where appropriate, the Inland Revenue in the United Kingdom.

Directors’ Share Ownership

The following table sets forth share ownership information, both beneficial and family interests, as of September 29, 2002, September 30, 2003 and February 4, 2004 with respect to all of our Directors and executive officers as a group. This table includes the shares owned by Mr Manfred Häussler, our former Sales and Marketing Director and Mr Ludger Staby a Non-Executive Director, both of whom resigned from the board on July 9, 2003. It also includes the shares owned by Mr Bruce Davidson, our current Sales and Marketing Director who was appointed on October 1, 2003 and Mr David Thursfield, a Non-Executive Director who was appointed on November 17, 2003.

	Ordinary Shares
	September 29, 2002(1)	September 30, 2003(2)	February 4, 2004
Executive Directors
Gareth Davis	260,982	263,366	286,939
Robert Dyrbus	184,993	186,603	197,194
Manfred Häussler	17,850	18,265	—
David Cresswell	69,374	69,385	83,093
Frank Rogerson	66,270	66,270	76,430
Bruce Davidson	—	123,523	123,523

Non-Executive Directors
Derek Bonham	131,468	131,468	131,468
Anthony Alexander	132,710	132,710	132,710
Simon Duffy	6,707	7,442	7,445
Sipko Huismans	4,312	4,929	4,929
Pierre Jungels	854	1,471	1,471
Iain Napier	1,874	2,491	2,491
Ludger Staby	—	—	—
David Thursfield	—	—	—

Company Secretary
Richard Hannaford	78,017	77,275	87,053
	955,411	1,085,198	1,134,746

(1)     Or date of appointment, if later

(2)     Or date of retirement, if earlier and in the case of Mr Bruce Davidson and Mr David Thursfield their date of appointment. The total of 1,085,198 represents less than 1% of our outstanding ordinary shares.

Options

The company does not operate an executive share option scheme, although Executive Directors are eligible to participate in Imperial Tobacco’s savings-related Sharesave Scheme. Under this Scheme, options are granted at a discount of up to 20% of the closing mid-market price on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

In addition, an International Sharesave Plan was approved at our annual general meeting held on February 2, 1999, with approval in respect of our French employees being renewed at our annual general meeting held on February 3, 2004. The International Sharesave Plan has since been made available to qualifying employees of our designated non-U.K. subsidiaries. Like our current Sharesave Scheme, options are granted at a discount of up to 20% of the middle market price of our ordinary shares on the day prior to invitation to participants who have contracted to save up to £250, or the equivalent in the participants’ local currency, per month over a three year period.

The following table sets forth certain information as at January 31, 2004, with respect to the options outstanding under our U.K. Sharesave Scheme:

Date of Grant	Expiration Date	Option Grant Price	Number of Ordinary Shares Issuable Upon Exercise
		(Adjusted)
June 9, 1999	January 31, 2005	459p	149,794
June 5, 2000	January 31, 2004	361p	107
June 5, 2000	January 31, 2006	361p	346,742
June 7, 2001	January 31, 2005	483p	407,422
June 7, 2001	January 31, 2007	483p	236,507
June 7, 2002	January 31, 2006	824p	363,405
June 7, 2002	January 31, 2008	824p	359,179
June 4, 2003	January 31, 2007	822p	400,191
June 4, 2003	January 31, 2009	822p	215,500

The following table sets forth certain information as at January 31, 2004, with respect to the options outstanding under our International Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price		Number of Ordinary Shares Issuable Upon Exercise
		(Adjusted)
June 7, 2001	January 31, 2005	483p		9,242
June 18, 2001	January 31, 2005	483p		27,998
June 18, 2001	January 31, 2005	483p		3,356
June 18, 2001 (1)	January 31, 2005	U.S.$6.96	(1)	1,266
June 18, 2002	January 31, 2006	824p		42,296
June 18, 2002	January 31, 2006	876p		2,465
June 18, 2002 (2)	January 31, 2006	U.S.$12.34	(2)	1,866
June 4, 2003	January 31, 2007	822p		68,639
June 17, 2003	January 31, 2007	822p		450,429
June 17, 2003	January 31, 2007	857p		24,989
June 17, 2003 (3)	January 31, 2007	U.S.$12.135	(3)	7,028

(1)   633 American Depositary Shares representing 1,266 ordinary shares.

(2)   933 American Depositary Shares representing 1,866 ordinary shares.

(3)   3,514 American Depositary Shares representing 7,028 ordinary shares.

The following table sets forth certain information as at January 31, 2004, with respect to notional awards under our International Sharesave Plan:

Date of Grant	Expiration Date	Award Grant Price	Number of ordinary shares Issuable Upon Exercise
		(Adjusted)
June 18, 2001	January 31, 2005	483p	9,086
June 18, 2002	January 31, 2006	824p	9,090
June 17, 2003	January 31, 2007	822p	70,597

Of the total number of our ordinary shares subject to such options, 14,590 of our ordinary shares were subject to options held by our Directors and executive officers as a group (15 persons).

The following table sets forth certain information as of February 3, 2004, with respect to the interests of our Executive Directors in options to acquire ordinary shares, all of which were granted pursuant to our Sharesave Scheme. This table includes the shares owned by Mr Manfred Häussler, our former Sales and Marketing Director who resigned from the board on July 9, 2003. It also includes the shares owned by Mr Bruce Davidson, our current Sales and Marketing Director who was appointed October 1, 2003.

	Balance at Sept 29, 2002(1)	Granted during the year	Exercised during the year	Market price at date of exercise	Balance at Sept 30, 2003(2)	Exercise price	Range of exercisable dates of options held at September 30, 2003	Gains on exercise during the year (3)	2002
				£		£		£’000	£’000
G Davis	2,284	—	(2,284)	10.80	—	3.02	07/01/2003-12/1312003	18	30
	1,205	—	—	—	1,205	8.24	08/01/2007-01/31/2008
	—	774	—	—	774	8.22	08/01/2008-01/31/2009
	3,489	774	(2,284)	—	1,979			18	30
R Dyrbus	1,610	—	(1,610)	9.80	—	3.61	081/01/2003-01/31/2004	10	—
	802	—	—	—	802	4.83	08/01/2004-01/31/2005
	—	675	—	—	675	8.22	08/01/2006-01/31/2007
	2,412	675	(1,610)		1,477			10	—
M A Häussler	—	1,125	—	—	1,125	8.22	08/01/2006-01/31/2007
	—	1,125	—	—	1,125			—	—
D Cresswell	2,008	—	—	—	2,008	8.24	08/01/2007-01/31/2008
	2,008	—	—	—	2,008			—	—
F A Rogerson	2,008	—	—	—	2,008	8.24	08/01/2007-01/31/2008
	2,008	—	—	—	2,008			—	—
B C Davidson	—	—	—	—	1,125	8.22	08/01/2006-01/31/2007
	—	—	—	—	1,125			—	—

(1)     Or date of appointment, if later

(2)     Or date of resignation, if earlier and at date of appointment if after the fiscal year end

(3)     Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise. Aggregate gains during the fiscal year were £27,735 (fiscal 2002: £29,916).

Contingent rights in ordinary shares

The following tables set forth certain information as of February 3, 2004, with respect to the contingent rights of our Executive Directors in our ordinary shares pursuant to the Long-Term Incentive Plan and the Share Matching Scheme. This table includes the shares owned by Mr Manfred Häussler, our former Sales and Marketing Director who resigned from the board on July 9, 2003. It also includes the shares owned by Mr Bruce Davidson, our current Sales and Marketing Director who was appointed October 1, 2003.

Executive Directors’ Conditional Share Awards under the Long-Term Incentive Plan

	Balance at Sept 29, 2002(1)	Granted during year	Market price at date of grant	Date of grant
Vested during year

Market price at date of vesting

Market price at date of exercise

Amount realised on exercise

Balance at Sept 30, 2003(2)

Performance period

£

£

£

£’000

G Davis	63,226	—	5.55	11/29/99	(63,226)	10.55	9.335	590	—	December 1999 – December 2002
	61,871	—	6.18	11/27/00	—	—	—	—	61,871	November 2000 – November 2003
	57,884	—	7.12	11/26/01	—	—	—	—	57,884	November 2001 – November 2004
	—	46,923	9.59	11/25/02	—	—	—	—	46,923	November 2002 – November 2005
	182,981	46,923			(63,226)				166,678
R Dyrbus	37,152	—	5.55	11/29/99	(37,152)	10.55	9.335	347	—	December 1999 – December 2002
	38,214	—	6.18	11/27/00	—	—	—	—	38,214	November 2000 – November 2003
	36,309	—	7.12	11/26/01	—	—	—	—	36,309	November 2001 – November 2004
	—	29,718	9.59	11/25/02	—	—	—	—	29,718	November 2002 – November 2005
	111,675	29,718			(37,152)				104,241
M A Häussler	—	28,936	9.59	11/25/02	—	—	—	—	28,936	November 2002 – November 2005
	—	28,936			—				28,936
D Cresswell	12,131	—	6.18	11/27/00	—	—	—	—	12,131	November 2000 – November 2003
	11,225	—	7.12	11/26/01	—	—	—	—	11,225	November 2001 – November 2004
	9,906	—	9.59	11/25/02	—	—	—	—	9,906	November 2002 – November 2005
	33,262								33,262
F A Rogerson	12,939	—	6.18	11/27/00	—	—	—	—	12,939	November 2000 – November 2003
	11,926	—	7.12	11/26/01	—	—	—	—	11,926	November 2001 – November 2004
	10,427	—	9.59	11/25/02	—	—	—	—	10,427	November 2002 – November 2005
	35,292								35,292
B C Davidson		—	6.18	11/27/00	—	—	—	—	15,932	November 2000 – November 2003
		—	7.12	11/26/01	—	—	—	—	15,013	November 2001 – November 2004
		—	9.59	11/25/02	—	—	—	—	11,991	November 2002 – November 2005
									42,936

(1)           Or date of appointment, if later

(2)           Or date of retirement, if earlier and at date of appointment if after the fiscal year end

In respect of the November 1999 – November 2003 award, based on earnings per share to the end of the 2003 fiscal year, 100% of the award vested on November 27, 2003.

On November 20, 2003, the following Executive Directors were conditionally awarded ordinary shares under our LTIP, which will vest, free of charge, during November 2006, in proportion to the extent that the performance criterion is achieved:

Conditional Awards Granted November 20, 2003 and Balance at February 3, 2004
Gareth Davis	47,872
Robert Dyrbus	30,464
David Cresswell	21,760
Frank Rogerson	21,760
Bruce Davidson	21,760

On November 27, 2003, contingent rights to shares under the November 2000 – November 2003 LTIP vested in full at the completion of the three-year performance period to participants including the following Executive Directors. For illustrative purposes only our ordinary share price on November 27, 2003, (the date of vesting) was £10.61 valuing the award as follows:

	Contingent rights to shares vesting	Illustrative value
		£’000
Gareth Davis	61,871	656
Robert Dyrbus	38,214	405
David Cresswell	12,131	129
Frank Rogerson	12,939	137
Bruce Davidson	15,932	169

Executive Directors’ Contingent Rights to Shares Under the Share Matching Scheme

	Balance at Sept 29, 2002(1)	Contingent rights arising	Market price at date of grant 1/29/03	Vested during year	Market price at date of vesting 1/28/03	Balance at Sept 30, 2003(2)	Expected vesting date
			£		£
G Davis	58,852	—	—	(58,852)	9.355	—	January 2003
	56,802	—	—	—	—	56,802	January 2004
	44,359	—	—	—	—	44,359	January 2005
	294	—	—	—	—	294	August 2007
	—	39,614	9.255	—	—	39,614	January 2006
	160,307	39,614	—	(58,852)	—	141,069
R Dyrbus	37,586	—	—	(37,586)	9.355	—	January 2003
	33,377	—	—	—	—	33,377	January 2004
	27,397	—	—	—	—	27,397	January 2005
	294	—	—	—	—	294	August 2007
	—	24,848	9.255	—	—	24,848	January 2006
	98,654	24,848	—	(37,586)	—	85,916
M A Häussler	—	17,850	9.255	—	—	17,850	January 2006
	—	17,850	—	—	—	17,850
D Cresswell	16,577	—	—	—	—	16,577	January 2004
	13,706	—	—	—	—	13,706	January 2005
	294	—	—	—	—	294	August 2007
	12,101	—	—	—	—	12,101	January 2006
	42,678	—	—	—	—	42,678
F A Rogerson	17,841	—	—	—	—	17,841	January 2004
	14,620	—	—	—	—	14,620	January 2005
	294	—	—	—	—	294	August 2007
	12,857	—	—	—	—	12,857	January 2006
	45,612	—	—	—	—	45,612
B C Davidson	—	—	—	—	—	14,497	January 2004
	—	—	—	—	—	17,615	January 2005
	—	—	—	—	—	294	August 2007
	—	—	—	—	—	15,239	January 2006
	—	—	—	—	—	47,645

(1)     Or date of appointment, if later

(2)     Or date of retirement, if earlier and at date of appointment if after the fiscal year end

The following changes in contingent rights to shares under the Share Matching Scheme have occurred since September 30, 2003.

On January 29, 2004, contingent rights to shares under the 2001 annual bonus Share Matching Scheme vested at the completion of the three-year matching period to participants including the following Executive Directors. For illustrative purposes only our ordinary share price on January 29, 2004, (the date of vesting) was £10.87 valuing the award as follows:

	Contingent rights to shares vesting	Illustrative value
		£’000
Gareth Davis	56,802	617
Robert Dyrbus	33,377	363

On January 29, 2004, further contingent rights to shares arose under the 2004 annual bonus Share Matching Scheme when the Executive Directors took all or part of their annual bonus for fiscal 2003 in shares which are to be matched over a three year period.

	Contingent rights to shares arising	Expected vesting date
Gareth Davis	36,761	January 2007
Robert Dyrbus	23,822	January 2007
David Cresswell	13,262	January 2007
Frank Rogerson	13,692	January 2007
Bruce Davidson	14,811	January 2007

The company’s middle market share price at the close of business on September 30, 2003 was £9.81 and the range of the middle market price during the year was £9.09 to £11.10.

Remuneration policy for Non-Executive Directors

Fees for our Non-Executive Directors are determined by the board as a whole with regard to market practice within the restrictions contained in our Articles of Association. The Non-Executive Directors do not take part in discussions on their own remuneration. They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the company) and do not participate in the group’s share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership. To align further the interest of the Non-Executive Directors with those of shareholders it was agreed that a proportion of their fees be applied, after tax, to purchase shares in the group. These shares are to be held by a nominee during the term of each Non-Executive Directorship.

Item 7:   Major Shareholders and Related Party Transactions

A                     Major Shareholders

To our knowledge, we are not controlled directly or indirectly by any government or by any other corporation.

As of February 4, 2004, we have been notified that the following persons had interests in 3% or more of our issued share capital.

	February 4, 2004		November 13, 2003		November 21, 2002		November 26, 2001
	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held
	(millions)		(millions)		(millions)		(millions)
Legal & General Investment Management Limited	21.9	3.01	21.9	3.01	21.9	3.01	Less than 3%
AXA-UAP and its subsidiaries	Less than 3%		Less than 3%		Less than 3%		25.5	4.9

None of the company’s major shareholders have voting rights different from other shareholders.

As of January 30, 2004, approximately 23,571,456 of our ADRs evidencing approximately 23,571,456 of our ADSs (representing approximately 47,142,912 of our ordinary shares) were held of record in the United States. These ADRs were held by approximately 4,641 registered holders and collectively represented approximately 6.47% of the total number of our ordinary shares outstanding. We believe that as of January 30, 2004, approximately 21.31% of our ordinary shares were beneficially owned by U.S. holders in the form of ADSs or as ordinary shares. Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Please see Item 6E: Share Ownership for details of our Directors’ interest in our shares.

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

Item 8:  Financial Information

A                     Consolidated Statements and Other Financial Information

Please refer to Item 17: Financial Statements which contains the consolidated financial statements and notes to the consolidated financial statements appended as pages F-1 to F-54 to this annual report.

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

Details of major litigation outstanding are given in Item 4B: Business Overview – Legal Environment.

B                     Significant Changes

There have been no significant changes to our operations, financial position or company structure since September 30, 2003.

Item 9:  The Offer and Listing

A                     Offer and Listing Details

The principal trading market for our ordinary shares is the London Stock Exchange. Our ADSs, each representing two ordinary shares, trade on the New York Stock Exchange (or NYSE) under the symbol “ITY”.

The following table sets forth, for the periods indicated, (a) the reported high and low middle market quotations for our ordinary shares based on the Daily Official List of the London Stock Exchange and (b) the reported high and low sales prices of our ADSs on the NYSE Composite Tape from November 9, 1998, the date our ADSs commenced trading on the NYSE.

	London Stock Exchange (Pence per ordinary share) *		NYSE (U.S. dollars per ADS)
	High	Low	High	Low
Fiscal 1999
First Quarter	568.16	470.26	22.4375	20.3750
Second Quarter	631.33	499.96	24.2500	19.5000
Third Quarter	645.14	481.13	24.1900	18.1900
Fourth Quarter	636.77	518.37	24.6300	20.0000
Fiscal 2000
First Quarter	625.89	422.56	24.6300	15.7500
Second Quarter	479.04	322.15	18.6300	12.1250
Third Quarter	533.85	387.84	19.3750	13.6250
Fourth Quarter	589.08	505.40	21.3750	17.4375
Fiscal 2001
First Quarter	635.93	527.16	21.5000	18.3750
Second Quarter	626.73	521.30	21.8000	18.3750
Third Quarter	698.69	556.44	23.8000	19.2500
Fourth Quarter	748.90	667.31	25.7100	22.6300
Fiscal 2002
First Quarter	769.82	686.14	27.5700	23.6000
Second Quarter	970.64	758.94	33.4000	26.0500
Third Quarter	1160.00	939.00	34.8900	28.3500
Fourth Quarter	1126.00	874.00	35.2100	27.7200
Fiscal 2003
First Quarter	1055.00	913.00	33.5300	28.7700
Second Quarter	1083.00	909.00	34.6600	29.6500
Third Quarter	1110.00	990.00	36.8800	32.1900
Fourth Quarter	1082.00	964.00	36.4700	31.0000
Fiscal 2004
First Quarter	1104.00	967.00	39.7600	32.2500

Last six months
August 2003	1024.00	965.00	32.8000	31.2300
September 2003	1005.50	964.00	33.6800	31.0000
October 2003	990.00	967.00	33.9500	32.2500
November 2003	1068.00	967.50	37.1800	32.6300
December 2003	1104.00	1056.00	39.7600	37.0000
January 2004	1121.00	1063.00	41.3900	39.2600
February 2004 (through February 3)	1132.00	1105.00	41.9900	40.5000

* The pre-April 8, 2002 ordinary share prices shown above have been adjusted to reflect the bonus element of the two for five discounted rights issue that occurred in fiscal 2002.

Our ADSs are evidenced by ADRs issued by Citibank, N.A., as the Depositary under the Amended and Restated Deposit Agreement, dated as of November 2, 1998, as amended, among us, Citibank, N.A. and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. Pursuant to the Amended and Restated Deposit Agreement, Citibank N.A., as depositary, issued the ADRs evidencing the ADSs. Each ADS represents two of our ordinary shares (or evidence of a right to receive such ordinary shares).

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

B                     Memorandum and Articles of Association

The following description of certain provisions of Imperial Tobacco’s Memorandum and Articles of Association and applicable English law is a summary only and is qualified in its entirety by reference to the Companies Act 1985 of Great Britain, as amended (the “Companies Act”), and Imperial Tobacco’s Memorandum and Articles of Association, which have been filed as an exhibit to this annual report.

All the issued and outstanding ordinary shares of Imperial Tobacco are fully paid. Accordingly, no further contribution of capital may be required by Imperial Tobacco from the holders of such shares.

Objects and Purposes

Imperial Tobacco is incorporated under the name Imperial Tobacco Group PLC, and is registered in England under registered number 3236483. Imperial Tobacco’s objects and purposes are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on generally the business of tobacco manufacturers, planters, growers, exporters, importers and merchants, as well as to carry on all other business necessary to achieve Imperial Tobacco’s objectives.

Directors

Imperial Tobacco’s Articles of Association provide for a board of Directors consisting of not more than 16 nor less than two Directors, who shall manage the business and affairs of Imperial Tobacco. The maximum size of the board was increased from 12 to 16 at our annual general meeting on February 3, 2004.

Under Imperial Tobacco’s Articles of Association, a Director cannot vote in respect of any contract, arrangement, transaction or other proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in Imperial Tobacco’s shares or other securities. This restriction on voting, however, does not apply to the following resolutions:

•      giving the Director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of Imperial Tobacco;

•      giving any guarantee, security or indemnity to the Director or a third party in respect of obligations of Imperial Tobacco for which the Director has assumed responsibility under an indemnity or guarantee relating to an offer of securities of Imperial Tobacco in which the Director participates as a holder of shares or other securities or in the underwriting concerning any other company in which the Director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the Director (together with any connected person) is not interested in more than 1% of any class of that company’s equity share capital or the voting rights available to its shareholders;

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

Under Imperial Tobacco’s Articles of Association, the Directors may exercise all powers of Imperial Tobacco to borrow money and, subject to the provisions of the Companies Act, to issue debt securities.

No person is disqualified from being a Director or is required to vacate that office by reason of an age limit requirement. Under the Companies Act, if, at a general meeting, a Director who is 70 or more years of age is proposed for election or re-election, that Director’s age must be set out in the notice of the meeting.

Directors are not required to hold any shares of Imperial Tobacco as a qualification to act as a Director.

Rights Attaching to Imperial Tobacco’s Shares

Dividend rights

Holders of Imperial Tobacco’s ordinary shares may declare dividends at a general meeting of shareholders, but may not declare dividends in excess of the amount recommended by the board. The Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution.

All dividends or other sums payable on or in respect of any share that remains unclaimed may be invested or otherwise made use of by the Directors for the benefit of Imperial Tobacco until claimed. All dividends unclaimed for a period of 12 years or more after becoming due for payment will be forfeited and belong to Imperial Tobacco.

Imperial Tobacco’s Articles of Association permit a scrip dividend offer or offers under which holders of ordinary shares may be given the opportunity to elect to receive fully paid ordinary shares instead of cash, or a combination of shares and cash, with respect to future dividends.

Voting rights

Every holder of Imperial Tobacco’s ordinary shares present in person at a meeting of shareholders has one vote on a vote taken by a show of hands and, on a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every fully paid share held. U.S. holders of ADSs are not shareholders of Imperial Tobacco, but may instruct Citibank N.A., the Depositary, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADSs.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. Subject to the provisions of the Companies Act, a poll may be demanded by (i) the chairman of the meeting, (ii) at least three holders of ordinary shares present in person or by proxy and entitled to vote, (iii) by any holder of ordinary shares present in person or by proxy and representing not less than one-tenth of the total voting rights of all holders of ordinary shares entitled to vote at the meeting or (iv) by a holder of ordinary shares present in person or by proxy holding ordinary shares conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all ordinary shares conferring that right. Holders of Imperial Tobacco’s ordinary shares do not have cumulative voting rights.

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless a company’s articles of association specify otherwise. Imperial Tobacco’s Articles of Association do not specify otherwise.

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

Disclosure of interests

Sections 198 - 211 of the Companies Act impose on a person interested in the shares of Imperial Tobacco a statutory obligation to notify Imperial Tobacco in writing and containing details set out in the Companies Act where:

(A)          he acquires (or becomes aware that he has acquired) or ceases to have (or becomes aware that he has ceased to have) an interest in shares comprising any class of Imperial Tobacco’s issued and voting share capital; and

(B)           as a result, either he obtains, or ceases to have:

(1)           a “material interest” in 3% or more; or

(2)           an aggregate interest (whether “material” or not) in 10% or more,

of Imperial Tobacco’s voting capital or the percentage of his interest in Imperial Tobacco’s voting capital remains above the relevant level and changes by a whole percentage point.

Broadly defined, a “material” interest means, any beneficial interest (including those of a spouse or child or a step-child, those of a company accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognized scheme/collective investment scheme/open-ended investment company.

Sections 204-206 of the Companies Act set out particular rules of disclosure where two or more parties (each a “concert party”) have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/restrictions on any concert party with respect to the use, retention or disposal of the shares in the company and an acquisition of shares by a concert party pursuant to the agreement has taken place.

Under Section 212 of the Companies Act, Imperial Tobacco may by notice in writing (a “Section 212 Notice”) require a person that Imperial Tobacco knows, or has reasonable cause to believe is or was during the preceding three years, interested in Imperial Tobacco’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in Imperial Tobacco’s shares, to provide certain information as set out in the Companies Act.

Where a Section 212 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restriction prohibiting, among other things, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares. Such restrictions may also void any agreement to transfer such shares. In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the United Kingdom. Under Imperial Tobacco’s Articles of Association, certain of the powers of imposing restrictions granted to courts may be imposed by the board in certain circumstances.

Sections 324 and 329 of the Companies Act deal with the disclosure by a person (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies.

There are additional disclosure obligations under Rule 3 of the U.K. Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding or shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to a Regulatory Information Service, to the Panel on Takeovers and Mergers and to Imperial Tobacco no later than 12:00 noon on the business day following the date of the acquisition.

The U.K. City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and to their respective associates during the course of an offer period.

Pre-emptive rights and new issues of shares

Under Section 80 of the Companies Act, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities, as defined in the Companies Act, include Imperial Tobacco’s ordinary shares or securities convertible into Imperial Tobacco’s ordinary shares. In addition, Section 89 of the Companies Act imposes further restrictions on the issue of equity securities (as defined in the Companies Act, which include Imperial Tobacco’s ordinary shares and securities convertible into ordinary shares) which are, or to be, paid up wholly in cash and not first offered to existing shareholders, except insofar as such statutory pre-emption rights have been disapplied in accordance with Section 95 of the Companies Act.

Imperial Tobacco has an existing general disapplication of statutory pre-emption rights and an existing general consent (within the limits prescribed by the Financial Services Authority) that expire on the closure of the annual general meeting in 2005 or, if earlier, August 1, 2005.

Variation of rights

If, at any time, Imperial Tobacco’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or upon the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

At every such separate general meeting, all of the provisions of Imperial Tobacco’s Articles of Association relating to proceedings at a general meeting apply, except that:

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

General meetings and notices

Shareholders must provide Imperial Tobacco with an address in the United Kingdom in order to be entitled to receive notices of shareholders’ meetings. In certain circumstances, Imperial Tobacco may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of Imperial Tobacco’s ADSs are entitled to receive notices under the terms of the deposit agreement relating to the ADSs.

Under Imperial Tobacco’s Articles of Association, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting and at a time and place determined by the Directors.

Limitations on voting and shareholding

There are no limitations imposed by English law or Imperial Tobacco’s Memorandum and Articles of Association on the right of non-residents of the United Kingdom or foreign persons to hold or vote Imperial Tobacco’s shares other than those limitations that would generally apply to all of the shareholders.

C                     Material Contracts

Other than as set out below, neither Imperial Tobacco nor any other member of the Imperial Tobacco Group has entered into any material contract otherwise than in the ordinary course of business for the two years prior to the date of publication of this annual report.

In August 1996, we entered into an agreement with Hanson (the “Demerger Agreement”) pursuant to which Hanson transferred its tobacco business to us in consideration for our issuing ordinary shares, representing all of our then outstanding share capital, to Hanson’s shareholders. Under the Demerger Agreement, indemnities were given between Hanson and us in relation to certain tax liabilities that may result from the actions of Hanson and/or us and that may affect the tax liability of the other. We also indemnified Hanson against all liabilities in respect of tobacco-related litigation and certain other obligations, liabilities and costs. Hanson also indemnified us and our Directors for any liabilities or obligations incurred as a result of or arising from a breach of the representations and warranties made by Hanson under the Demerger Agreement.

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

In connection with our acquisition of Reemtsma Cigarettenfabriken GmbH, Imperial Tobacco entered into a share purchase agreement dated March 7, 2002 with Tchibo Holding AG and certain other holders of Reemtsma shares (together, the “Sellers”). Under this agreement we agreed to acquire approximately 90.01% of the Reemtsma shares for consideration of a cash payment of €5,221 million on a cash and debt free basis plus an additional amount of €140 million in respect of cash and cash equivalents (subject to certain adjustments). The Sellers made certain representations, warranties and indemnities in favor of Imperial Tobacco regarding the shares, the authorization of the Sellers to sell the shares and the business of Reemtsma and its subsidiaries and we made certain representations, warranties and indemnities in favor of the Sellers. The Sellers agreed not to compete with the Reemtsma group in the production, distribution, sale or marketing of tobacco products for three years following completion of the acquisition, not to induce or attempt to induce any director or certain key employees to leave the employment of the Reemtsma group for two years following the completion of the acquisition and not to use, disclose or divulge any confidential information relating to the Reemtsma group for 20 years after the completion of the acquisition.

Imperial Tobacco also entered into an option agreement dated March 7, 2002 with Tchibo Holding Aktiengesellschaft and certain other holders of Reemtsma shares (together, the “Deferred Sellers”), under which all parties agreed certain put and call options over approximately 9.99% of the issued shares of Reemtsma. The put option gives the Deferred Sellers the right to sell shares to us during the time period beginning either on the date of entering into the profit pooling agreement, as described below, or in any event on December 31, 2002, such right expiring on July 31, 2004. Each Deferred Seller may only exercise its right to sell in respect of all (and not some only) of its shares and the price we will pay for the shares will be the same price per share paid by us under the share purchase agreement (after adjustment). We have arranged for a bank guarantee to guarantee payment for the shares under the put option. The call option gives us the right to purchase the shares not already purchased under the put option, in the period beginning August 1, 2005 and expiring August 31, 2010. We may purchase all of the shares held by a Deferred Seller at a price to be determined according to a specified formula, although the total purchase price of the shares subject to these options is capped at €650 million.

Under the terms of the option agreement, our subsidiary, Imperial Tobacco Holdings Germany GmbH & Co. KG (subsequently renamed Reemtsma Holdings GmbH & Co. KG), entered into a profit pooling agreement with Reemtsma dated May 15, 2002. Reemtsma agreed to transfer its entire profit and loss to our subsidiary, which in return agreed to pay compensation to the Deferred Sellers of 1.125% per year on the aggregate amount that each Deferred Seller would have received if he had sold his shares at the completion of the acquisition. On January 13, 2004, we purchased a further 9.19% of Reemtsma for approximately €558 million in cash, after Tchibo Holding AG exercised its put option, taking our total holding in Reemtsma to 99.20%. The nature of the profit pooling agreement is such that we have, since May 2002, consolidated 100% of the results and net assets of Reemtsma; and the consideration due for the balance of the shares has been included in net debt since that date.

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

In 2001, two members of the Imperial Tobacco Group, Ets. L. Lacroix Fils N.V. and Tabakbedrijf Baelen N.V., acquired 75% of the issued share capital of Tobaccor SA from Bolloré SA for consideration of FRF1.9 billion (approximately £179 million), pursuant to an agreement dated March 30, 2001. Imperial Tobacco was a party to the agreement as the guarantor of the obligations of Ets. L. Lacroix Fils N.V. and Tabakbedrijf Baelen N.V. In connection with this transaction, Bolloré SA retained 25% of the shares of Tobaccor SA. The parties to the sale agreement also entered into a shareholders agreement dated March 30, 2001, which provides Bolloré SA with certain minority protection rights. However, this agreement was superseded on September 23, 2002, when Tobaccor completed the purchase from Bolloré, by way of a share buy-back, of a further 12.5% interest in Tobaccor with payment being made on December 31, 2002. On October 6, 2003, Tobaccor completed the purchase, by way of a share buy–back, of Bolloré’s remaining interest in Tobaccor with payment to be made on December 31, 2005. Total consideration for these transactions amounts to €153 million (approximately £102 million).

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

See Item 6E: Share Ownership for a description of our Share Matching Scheme, LTIP, Sharesave Scheme and International Sharesave Scheme.

See Item 6C: Board Practices – Service contracts for a description of the service contracts to which our Directors are parties.

D                     Exchange Controls

There are no U.K. restrictions on the import or export of capital that affect the remittances of dividends or other payments to non-resident holders of our ordinary shares except as otherwise set forth in “Item 10: Additional Information - Taxation” and except for restrictions that may be imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act of 1946 and the Emergency Laws Act of 1964, against the government or residents of certain countries. Except for restrictions that may be imposed from time to time by HM Treasury under such legislation, under English law and our Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold and transfer our ordinary shares in the same manner as U.K. residents or nationals.

E                      Taxation

General

The following is a summary of certain U.S. federal income and U.K. tax consequences of the purchase and ownership of ADSs by a U.S. holder (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase or ownership. The following discussion relates to U.S. holders who hold such ADSs as capital investments and who are the beneficial owner of such ADSs. The tax treatment of a shareholder may vary depending on such shareholder’s particular situation and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, dual resident entities, financial institutions, regulated investment companies, persons that hold ADSs as part of a “hedging” or “conversion” transaction or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, dealers in securities, broker-dealers or entities which, alone or together with one or more associated corporations, control directly or indirectly 10% or more of our voting shares and persons who acquire ADSs as compensation) may be subject to special rules not discussed below. The following discussion does not address alternative minimum tax consequences. Investors are advised to consult their tax advisors with respect to the tax consequences of the purchase and ownership of ADSs, including specifically the consequences under state and local tax laws.

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

The statements of U.S. federal income and U.K. tax laws set forth below are based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (including those in proposed and temporary form) and judicial and administrative interpretations thereof, the existing U.S.-U.K. double taxation convention relating to income and capital gains (the “Income Tax Convention”) and U.K. tax laws and U.K. Inland Revenue practice in force as of the date of the filing of this annual report. All of the foregoing are subject to change, and such a change could have retroactive effect on the tax consequences described below.

The Income Tax Convention entered into force as of March 31, 2003, and replaced a former double tax convention between the United States and the United Kingdom (the “Former Income Tax Convention”). Under certain circumstances, certain shareholders may elect to have the provisions of the Former Income Tax Convention apply for a limited period of time. Investors are advised to consult their own tax advisors with respect to the availability and advisability of such an election.

Beneficial owners of ADSs will generally be treated as the owners of the underlying ordinary shares for purposes of the Income Tax Convention and the U.S.-U.K. double taxation convention relating to estate and gift taxes (the “Estate and Gift Tax Convention”) and for purposes of the Code. The following discussion assumes that U.S. holders are residents of the United States for purposes of the Income Tax Convention and are otherwise entitled to its benefits.

The U.S. Treasury Department has expressed concern that depositories for depository receipts, or other intermediaries between the holders of ADSs of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or ADSs. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Taxation of dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions paid to U.S. holders of ADSs will be treated as taxable dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits of ITG, as determined under U.S. federal income tax principles. Dividend income will be includable in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by the U.S. holder and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

To the extent that the amount of any distribution exceeds ITG’s current and accumulated earnings and profits for a taxable year (as so determined), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. holder on a subsequent disposition of the ADSs) and the balance in excess of adjusted basis will be taxed as capital gain recognized on a deemed sale or exchange of the ADSs. ITG does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and therefore distributions will generally be taxable as a dividend.

Under recent U.S. tax legislation (the “2003 Tax Act”), “qualified dividend income” received by individual U.S. holders (as well as certain trusts and estates) generally will be taxed at a preferential U.S. federal income tax rate provided certain conditions are met, including a minimum holding period with respect to the relevant shares of 60 days during a specified 120-day period. For this purpose, “qualified dividend income” generally includes dividends paid on shares in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “qualifying treaty”). Dividends paid by ITG will likely constitute “qualified dividend income” for U.S. federal income tax purposes because the ADSs are tradable on the New York Stock Exchange and ITG should be eligible for benefits under the Income Tax Convention, which is a qualifying treaty.

Under the 2003 Tax Act, the amount of the qualified dividend income, if any, paid by ITG to a U.S. holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend. It is anticipated that there will be administrative pronouncements concerning these provisions in the future.

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

Under current U.K. tax law, we will not be required to withhold tax at source from dividend payments which we make. A U.S. holder of ADSs resident outside the United Kingdom will not be entitled to any payments from the U.K. Inland Revenue in respect of the tax credit attaching to any dividend paid by us.

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

Taxation of capital gains

A U.S. holder who is not resident or ordinarily resident for U.K. tax purposes in the United Kingdom will not be liable for U.K. taxation on capital gains realized or accrued on the sale or other disposal of ADSs unless, at the time of the sale or other disposal, the U.S. holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and such ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation, or such branch, agency or permanent establishment.

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

Subject to the passive foreign investment company rules discussed below, for U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or exchange of an ADS in an amount equal to the difference between the amount realized (or its U.S. dollar equivalent, determined at the spot rate on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date), if the amount is determined in a foreign currency) for the ADS and the U.S. holder’s U.S. dollar tax basis in such ADS.

Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period (determined under U.S. federal income tax principles) for such ADS exceeds one year. Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source income or loss, except that losses will be treated as foreign source to the extent that the U.S. holder received dividends that were includible in the financial services income basket during the 24 month period prior to the sale. Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates for certain taxpayers that hold the ADS for more than one year) and capital losses (the deductibility of which is subject to limitations).

Passive Foreign Investment Company Rules

A non-U.S. company is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. If ITG were a PFIC in any year during which a U.S. holder owned ADSs, the U.S. holder would be subject to additional taxes on any excess distributions received from ADSs and any gain realized from sale or other disposition of the ADSs (regardless whether ITG continued to be a PFIC). ITG believes that it is not, and does not expect to become a PFIC for U.S. federal income tax purposes. A determination as to whether a non-U.S. company is a PFIC must be made on an annual basis at the end of each taxable year, and ITG’s status could change depending, among other things, upon changes in its activities and assets and upon the gross receipts and assets of corporations in which ITG owns a 25% or more interest, but which ITG does not control. Accordingly, no assurance can be given that ITG will not be considered a PFIC in the current or any future years. Investors should consult their tax advisors as to the consequences of an investment in a PFIC.

U.S. backup withholding tax

Dividends paid on ordinary shares or ADSs to a U.S. holder may be subject to a U.S. backup withholding tax of 28%. In addition, the payment of proceeds of a sale, exchange or redemption of our ordinary shares or ADSs to a U.S. holder may be subject to U.S. information reporting requirements and/or backup withholding tax.

U.S. holders can avoid the imposition of backup withholding tax by (i) reporting their taxpayer identification number to their broker or paying agent on U.S. Internal Revenue Service Form W-9 or other applicable form, (ii) certifying that they are not subject to backup withholding or (iii) otherwise complying with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder will generally be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required returns are filed with the U.S. Internal Revenue Service on a timely basis.

Inheritance tax

ADSs held by an individual who is domiciled for the purposes of the Estate and Gift Tax Convention in the United States and is not, for the purposes of the Estate and Gift Tax Convention, domiciled in the United Kingdom or a national of the United Kingdom, will generally not be subject to U.K. inheritance tax on the individual’s death or on a transfer of ADSs during the individual’s lifetime provided that the ADSs do not form part of the business property of a permanent establishment situated in the United Kingdom or pertain to a fixed base situated in the United Kingdom used for the performance of independent personal services. If the ADSs are transferred to or held in a settlement they will not be subject to U.K. inheritance tax, provided that at the time when the settlement was made the settlor was domiciled for the purposes of the Estate and Gift Tax Convention in the United States and was not for purposes of the Estate and Gift Tax Convention a national of the United Kingdom (and provided that the ADSs do not form part of the business property of a permanent establishment situated in the United Kingdom or pertain to a fixed base situated in the United Kingdom used for the performance of independent personal services). In the exceptional case where ADSs are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in the Estate and Gift Tax Convention.

U.K. Stamp duty and stamp duty reserve tax

The following statements are intended as a general guide to the current position in relation to stamp duty and stamp duty reserve tax (“SDRT”). Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for SDRT, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

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

A conveyance or transfer on sale of ordinary shares, as opposed to ADSs, outside the CREST system will normally give rise to a charge to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5), which is generally payable by the purchaser or transferee. An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration for the ordinary shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

Where ordinary shares are issued or transferred to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, U.K. stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the ordinary shares or, in the case of an issue to such persons, the issue price of the ordinary shares.

Under the CREST system for paperless share transfers, deposits of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise usually at the rate of 0.5% of the value of the consideration given. Paperless transfers of ordinary shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the ordinary shares on relevant transactions settled within the system.

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

F                 Dividends and Paying Agents

This section is not applicable.

G                Statement by Experts

This section is not applicable.

H                     Documents on Display

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, will file reports and other information with the Securities and Exchange Commission. The reports and other information, as well as registration statements and exhibits and schedules thereto, may be inspected without charge at, and copies may be obtained at prescribed rates from, the public reference facilities of the U.S. Securities and Exchange Commission’s principal office at:

Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, U.S.A.

And at the Securities and Exchange Commission’s regional office at:

500 West Madison Street, Suite 1400, Chicago, Illinois 60661, U.S.A.

The public may obtain information on the operation of the Securities and Exchange Commission’s public reference facilities by calling in the United States at 1-800-SEC-0330. Copies of the reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006, U.S.A.

In addition, we file this material electronically with the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site that contains reports and information about issuers, like Imperial Tobacco, who file electronically. The address of that web site is www.sec.gov

I                       Subsidiary Information

This section is not applicable.

Item 11:  Quantitative and Qualitative Disclosures about Market Risk

The following discussion of our risk management activities includes forward-looking statements that involve uncertainties. You should read this information in conjunction with Item 5: Operating and Financial Review and Prospects and note 15 of our consolidated financial statements included in this annual report. For a discussion of uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements, see the cautionary statements referred to in “Disclosure Regarding Forward-Looking Statements.”

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

By their nature, derivative instruments involve risk, including market risk and the credit risk of non-performance by counterparties. We have entered into such transactions with a diversified group of major financial institutions with suitable credit ratings in order to manage credit exposure. Based on our portfolio of financial and derivative instruments as at September 30, 2003, we do not consider the risk of non-performance by counterparties to be material to us.

The financial instruments held by the group as at September 30, 2003 and as at September 28, 2002 can be found in note 15 of our consolidated financial statements included in this annual report. The tables in note 15(v) and 15(vii) present the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the weighted average interest rates relevant.

Exposure to interest rate fluctuations

The group is exposed to fluctuations in interest rates on its borrowings and cash surplus and operates a policy designed to reduce this risk and maintain a cost efficient balance of fixed and floating rate debt.

We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at September 30, 2003, approximately 16% of our net debt, including deferred consideration, was denominated in pounds sterling, 83% in euro and the remaining 1% in other currencies. This compares with the position as at September 28, 2002, when approximately 9% of our net debt, including deferred consideration, was denominated in pounds sterling, 88% in euro and the remaining 3% in other currencies. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates. Based on our net interest charge for fiscal 2003, a 10% relative increase in interest rates would result in an approximate increase of £3.6 million in the net interest charge, compared to £1.6 million for fiscal 2002. We manage our exposure to interest rate changes through our financing activities and, where appropriate, through the use of derivative financial instruments, such as interest rate swaps, cross currency swaps, and caps.

As at September 30, 2003, the level of gross debt fixed after the effect of interest rate derivatives was as follows:

Currency

Total

Fixed Rate Financial Liabilities

Percentage of Borrowings Fixed

(£ million)

(£ million)

(%)

Sterling

772

450

58

Euro

3,111

2,570

83

Australian dollar

114

58

51

U.S. dollar

11

—

—

Other	24	16	67
	4,032	3,094	77

This table should be read in conjunction with note 15 of our consolidated financial statements included in this annual report.

£75 million notional of sterling derivatives have matured subsequent to September 30, 2003.

Exposure to currency fluctuations

We are exposed to movements in exchange rates for trading in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts.

On significant acquisitions of overseas companies, borrowings are made in local currency, after the use of derivative financial instruments, to minimize the translation risk. It remains our policy not to hedge profit and loss account translation exposures. Transaction exposures are hedged where deemed appropriate with the use of foreign exchange contracts.

In fiscal 2003, 76% of our turnover (excluding duty), or £2,440 million, and 64% of our operating profit before amortization and exceptional items, or £729 million, was in international markets compared with 66% of our turnover (excluding duty) and 51% of our operating profit before amortization and exceptional items in fiscal 2002. The majority of sales in these markets are invoiced by us in currencies other than in pounds sterling, in particular, U.S. dollars and euro, together with other European currencies. Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

Based on our results for fiscal 2003, a 10% increase in the value of the pounds sterling relative to each of the other currencies in the countries in which we sell our products, would result in a £244 million and £73 million reduction in turnover excluding duty and operating profit before amortization and exceptional items, respectively.

We use foreign currency derivative instruments, such as forward foreign exchange contracts, to reduce our exposure to the risk that sales of products to foreign customers will be adversely affected by changes in exchange rates. Such foreign exchange contracts are designated for forecasted sales and reduce our overall exposure to exchange rate movements. As at September 30, 2003, we had £47.7 million notional outstanding forward foreign exchange contracts, with a fair value of less than £500,000, hedging forecast Taiwanese dollar sales of TW$2.64 billion. All of these contracts mature within one year. As at September 28, 2002, there were £32.6 million notional outstanding forward foreign exchange contracts relating to the Taiwanese dollar forecast sales maturing within one year. We intend to increase our use of foreign exchange contracts to hedge our transactional foreign currency exposure.

Exposure to commodity fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. The current political situation in Zimbabwe has resulted, and may continue to result, in a significantly reduced tobacco crop. This may also lead to changes in price. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, Malawi, Canada and India. Our acquisition of Tobaccor has given us a direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries.

In fiscal 2003, we purchased approximately 123,000 tonnes of tobacco leaf through a number of well- established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long-term contracts based on price. Based on fiscal 2003 purchase volumes, a 10% relative increase in the cost of tobacco leaf would result in an increase of approximately £19 million in tobacco leaf costs to the group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturer’s own price increases and thereby limit any related effect on our operating profit.

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

Item 16:

A                     Audit Committee Financial Expert

See Item 6C: Board Practices – Audit committee.

B                     Code of Ethics

See Item 6C: Board Practices – Code of Ethics.

C                     Principal Accountant’s Fees and Services

Details of the aggregate fees billed for each of the last three fiscal years for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP (and its predecessor PricewaterhouseCoopers), for the audit of the group’s annual financial statements are set out in Note 2, Costs and overheads less other income, on page F-13 of the consolidated financial statements.

D             Exemptions from Listing Standards for Audit Committees

There are no matters to be reported under this item.

PART III

Item 17: Financial Statements

Our consolidated financial statements, together with the report thereon by independent accountants, are filed as part of this annual report as pages F-2 to F-54.

An index to these pages is given on page F-1.

Item 18: Financial Statements

This item is not applicable as we have responded to Item 17.

Item 19: Exhibits

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco.

2.1

Form of Indenture among Imperial Tobacco Overseas B.V., Imperial Tobacco and The Chase Manhattan Bank, as Trustee, including form of note (incorporated by reference to Exhibit 4.1 to Imperial Tobacco Overseas’s and Imperial Tobacco’s Registration Statement on Form F-1, dated March 26, 1999 (File Nos. 333-10128 and 333-10128-01)).

2.2

Form of Amended and Restated Deposit Agreement among Imperial Tobacco, Citibank, N.A., as the Depositary, and all holders and beneficial owners of ADRs issued thereunder (incorporated by reference to Exhibit 2.1 to Imperial Tobacco’s Registration Statement on Form 20-F, dated October 26, 1998 (File No. 1-14874) (the “1997 20-F Registration Statement”)).

2.3

Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/8% Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco. (incorporated by reference to Exhibit 2.3 to Imperial Tobacco’s Registration Statement on Form 20-F, dated February 14, 2002 (File No. 1-14874) (the “2002 20-F Registration Statement”)).

4.1	Demerger Agreement, dated as of August 28, 1996, between Hanson PLC and Imperial Tobacco (incorporated by reference to Exhibit 3.1 to the 1997 20-F Registration Statement).

4.2	Deed, dated as of August 28, 1996, between Hanson and Imperial Tobacco Limited (incorporated by reference to Exhibit 3.2 to the 1997 20-F Registration Statement).

4.3	Imperial Tobacco Group PLC Share Matching Scheme.

4.4	Imperial Tobacco Group PLC Long-Term Incentive Plan.

4.5	Imperial Tobacco Group PLC Sharesave Scheme.

4.6	Imperial Tobacco Group PLC International Sharesave Plan.

4.7	Imperial Tobacco Group PLC Bonus Match Plan.

4.8	Directors’ Service Contracts.

4.9

Share Purchase Agreement, dated March 7, 2002 among Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco’s Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

4.10

Underwriting Agreement, dated March 7, 2002, between Imperial Tobacco, Hoare Govett Limited, Morgan Stanley & Co. International Limited and Deutsche Bank AG London. (incorporated by reference to Exhibit 4.10 to the 2002 20-F Registration Statement).

4.11

Option Agreement, dated March 7, 2002, between Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco’s Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

4.12	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma (incorporated by reference to Exhibit 4.12 to the 2002 20-F Registration Statement).

4.13

Euro 6,000,000,000 Debt Issuance Programme (Euro Medium Term Note Program) of Imperial Tobacco Overseas B.V. and Imperial Tobacco Finance PLC, guaranteed by Imperial Tobacco, with fourteen banks in dealer group, including J.P. Morgan Securities Ltd. as arranger (Offering Circular incorporated by reference to Imperial Tobacco’s Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 30 of the Notes to Consolidated Financial Statements included in this annual report.

11.1	Code of Ethics

12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL TOBACCO GROUP PLC

By:	/s/ Robert Dyrbus

Name:	Robert Dyrbus
Title:	Finance Director
Date:	February 10, 2004

IMPERIAL TOBACCO GROUP PLC

INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors

Consolidated Profit and Loss Accounts for the fiscal periods ended September 2001, 2002 and 2003

Statements of Total Recognized Gains and Losses for the fiscal periods ended September 2001, 2002 and 2003

Consolidated Balance Sheets as at September 28, 2002 and September 30, 2003

Consolidated Cash Flow Statements for the fiscal periods ended September 2001, 2002 and 2003

Accounting Policies

Notes to the Accounts

IMPERIAL TOBACCO GROUP PLC

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and the shareholders of Imperial Tobacco Group PLC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of total recognized gains and losses and cash flows present fairly, in all material respects, the financial position of Imperial Tobacco Group PLC and its subsidiaries at September 30, 2003 and September 28, 2002 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United Kingdom.  These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Bristol, England
November 17, 2003 except for note 22a for which the date is February 10, 2004

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	For the year ended September 30, 2003		Before amortization and exceptional items		Amortization		Exceptional items		Total
	(In £’s million)	Notes	2003		2003		2003		2003
	Turnover	1	11,412		—		—		11,412
	Duty in turnover	1	(8,212)		—		—		(8,212)
	Turnover excluding duty		3,200		—		—		3,200
	Costs and overheads less other income	2	(2,065)		(203)		(51)		(2,319)
	Operating profit	1	1,135		(203)		(51)		881
	Profit on disposal of fixed assets	3	—		—		12		12
	Profit on ordinary activities before interest and taxation		1,135		(203)		(39)		893
	Interest and other finance charges	5	(237)		—		—		(237)
	Profit on ordinary activities before taxation		898		(203)		(39)		656
	Taxation	6	(243)		—		11		(232)
	Profit on ordinary activities after taxation		655		(203)		(28)		424
	Equity minority interests	28	(3)		—		—		(3)
	Profit attributable to shareholders		652		(203)		(28)		421
	Dividends	7							(304)
	Retained profit for the year	19							117

Earnings per ordinary share	• Basic	8	90.0	p	(28.0	)p	(3.9	)p	58.1	p
	• Diluted	8	89.6	p	(27.9	)p	(3.8	)p	57.9	p

Dividends per ordinary share	• Interim	7							12.0	p
	• Proposed final	7							30.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The results for 2003, which include a full year’s contribution from Reemtsma, relate to the 52 weeks and three days from September 29, 2002 to September 30, 2003.

The accompanying notes are an integral part of these financial statements

	For the year ended September 28, 2002		Before amortization and exceptional items		Amortization		Exceptional items		Total
	(In £’s million)	Notes	2002		2002		2002		2002
	Turnover	1	8,296		—		—		8,296
	Duty in turnover	1	(6,077)		—		—		(6,077)
	Turnover excluding duty		2,219		—		—		2,219
	Costs and overheads less other income	2	(1,430)		(83)		(103)		(1,616)
	Operating profit	1	789		(83)		(103)		603
	Interest and other finance charges	5	(147)		—		(33)		(180)
	Profit on ordinary activities before taxation		642		(83)		(136)		423
	Taxation	6	(177)		—		37		(140)
	Profit on ordinary activities after taxation		465		(83)		(99)		283
	Equity minority interests	28	(11)		—		—		(11)
	Profit attributable to shareholders		454		(83)		(99)		272
	Dividends	7							(229)
	Retained profit for the year	19							43

Earnings per ordinary share	• Basic	8	68.4	p	(12.5	)p	(14.9	)p	41.0	p
	• Diluted	8	68.1	p	(12.5	)p	(14.8	)p	40.8	p

Dividends per ordinary share	• Interim	7							10.0	p
	• Proposed final	7							23.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The results for 2002, which include four and a half months’ contribution from Reemtsma, relate to the 52 weeks from September 30, 2001 to September 28, 2002.

The accompanying notes are an integral part of these financial statements

	For the year ended September 29, 2001		Before amortization		Amortization		Total
	(In £’s million)	Notes	2001		2001		2001
	Turnover	1	5,918		—		5,918
	Duty in turnover	1	(4,444)		—		(4,444)
	Turnover excluding duty		1,474		—		1,474
	Costs and overheads less other income	2	(855)		(15)		(870)
	Operating profit	1	619		(15)		604
	Interest and other finance charges	5	(110)		—		(110)
	Profit on ordinary activities before taxation		509		(15)		494
	Taxation	6	(139)		—		(139)
	Profit on ordinary activities after taxation		370		(15)		355
	Equity minority interests	28	(5)		—		(5)
	Profit attributable to shareholders		365		(15)		350
	Dividends	7					(178)
	Retained profit for the year	19					172

Earnings per ordinary share	• Basic	8	59.0	p	(2.4	)p	56.6	p
	• Diluted	8	58.6	p	(2.4	)p	56.2	p

Dividends per ordinary share	• Interim	7					9.0	p
	• Proposed final	7					19.8	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The results for 2001 relate to the 53 weeks from September 24, 2000 to September 29, 2001.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

(In £’s million)	2001	2002	2003
Profit attributable to shareholders	350	272	421
Exchange movements on retranslation of net investments and related borrowings	4	10	101
Taxation (debit)/credit on borrowings hedging overseas equity investments	(2)	2	33
Total recognized gains for the year	352	284	555

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED BALANCE SHEETS

(In £’s million)	Notes	September 28, 2002	September 30, 2003

Fixed assets
Intangible assets	9	3,563	3,807
Tangible assets	10	751	714
Investments	11	23	43
		4,337	4,564
Current assets
Stocks	12	977	1,009
Debtors	13	734	1,002
Investments	11	112	68
Cash		312	321
		2,135	2,400
Creditors: amounts falling due within one year	14	(2,322)	(2,875)
Net current liabilities		(187)	(475)
Total assets less current liabilities		4,150	4,089
Creditors: amounts falling due after more than one year	14	(3,694)	(3,485)
Provisions for liabilities and charges	16	(531)	(509)
Net (liabilities)/assets		(75)	95

Capital and reserves
Called up share capital	17	73	73
Share premium account	19	964	964
Profit and loss account	19	(1,129)	(961)
Equity shareholders’ funds	27	(92)	76
Equity minority interests	28	17	19
		(75)	95

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED CASH FLOW STATEMENTS

(In £’s million)	Notes	2001	2002	2003

Net cash inflow from operating activities	24	638	824	802
Returns on investments and servicing of finance
Interest received		19	18	20
Interest paid		(176)	(171)	(254)
Dividends paid to minority interests		(3)	(3)	(3)
Net cash outflow from returns on investments and servicing of finance		(160)	(156)	(237)
Taxation		(154)	(157)	(154)

Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(44)	(52)	(82)
Sale of tangible fixed assets		6	6	23
Purchase of fixed asset investments		—	(8)	(40)
Net cash outflow from capital expenditure and financial investment		(38)	(54)	(99)

Acquisitions
Payments to acquire businesses		(275)	(3,442)	(2)
Net cash acquired with businesses		16	266	—
Deferred consideration in respect of prior year acquisitions		(2)	—	(47)
Net cash outflow from acquisitions		(261)	(3,176)	(49)
Equity dividends paid		(167)	(184)	(254)
Net cash (outflow)/inflow before management of liquid resources and financing		(142)	(2,903)	9

Management of liquid resources
Decrease in investments held as current assets		8	233	58
Financing
Issue of ordinary share capital		—	1,000	—
Payments of expenses on issue of equity shares		—	(15)	—
Debt due within one year - (decrease)/increase in borrowings		(542)	(502)	501
Debt due beyond one year - increase/(decrease) in borrowings		544	2,300	(587)
Net cash inflow/(outflow) from financing		2	2,783	(86)
(Decrease)/increase in cash in the year		(132)	113	(19)

The consolidated cash flow for 2003 is for the period from September 29, 2002 to September 30, 2003. The consolidated cash flow for 2002 is for the period from September 30, 2001 to September 28, 2002. The consolidated cash flow for 2001 is for the period from September 24, 2000 to September 29, 2001.

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

The principal operating subsidiary undertakings are listed on pages F-45 and F-46.

Intangible fixed assets – goodwill

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

Intangible fixed assets – trademarks and licenses

Trademarks and licenses are included at cost and amortized in annual equal installments over a period which does not exceed 20 years.

Tangible fixed assets

Tangible fixed assets are shown at cost less depreciation. No depreciation is provided on freehold land. Depreciation of other fixed assets is calculated to write off their cost less residual values over their expected useful lives as follows:

Freehold and leasehold buildings	up to 50 years	(straight line)
Plant and equipment	2 to 20 years	(straight line/reducing balance)
Fixtures and motor vehicles	3 to 14 years	(straight line)

Impairment of fixed assets

The carrying value of fixed assets is subject to periodic review and any impairment is charged to the profit and loss account.

Stocks

Stocks are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (FIFO) method. Cost includes an addition for overheads where appropriate.

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

The group’s significant overseas equity investments are hedged by borrowings in the currencies in which those assets are denominated. Exchange differences arising on the retranslation of the overseas net investments, including goodwill, less exchange differences on the borrowings, to the extent that they finance those investments, are taken to reserves through the statement of total recognized gains and losses. Other exchange rate gains and losses are dealt with in the profit and loss account.

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

The group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures, other than those on currency risks relating to monetary assets and liabilities.

Pension costs

The cost of providing pensions is charged to the profit and loss account over employees’ service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees to the extent that any resulting credit does not exceed the regular cost.

Leases

Rental costs in respect of operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Interest

Interest payable and receivable is recognized in the profit and loss account on an accruals basis. Derivative transactions, principally interest rate swaps, are used to reduce exposure to interest rate movements on a proportion of floating rate debt. Hedge accounting is applied to these transactions and as a result the interest differentials under these transactions are recognized in the financial statements by adjustment of interest payable (and receivable) over the life of the transactions.

IMPERIAL TOBACCO GROUP PLC

NOTES TO THE ACCOUNTS

1                                         Segmental information

The group is engaged in only one class of business; the manufacture, marketing and sale of tobacco products and tobacco related accessories.

The geographical analysis of turnover including duty, duty in turnover, operating profit and capital employed was as follows:

(In £’s million)	2001	2002	2003
Turnover including duty
By destination
U.K.	4,053	4,486	4,568

Germany	157	1,139	2,765
Rest of Western Europe	975	1,190	1,635
Rest of the World	733	1,481	2,444
International	1,865	3,810	6,844
	5,918	8,296	11,412
By origin
U.K.	4,623	5,136	5,350

Germany	164	1,282	3,002
Rest of Western Europe	1,027	1,399	2,260
Rest of the World	642	1,264	2,070
International	1,833	3,945	7,332
To group companies	(538)	(785)	(1,270)
	5,918	8,296	11,412

(In £’s million)	2001	2002	2003
Duty in turnover
By destination
U.K.	3,362	3,722	3,808

Germany	95	865	2,120
Rest of Western Europe	546	695	983
Rest of the World	441	795	1,301
International	1,082	2,355	4,404
	4,444	6,077	8,212

(In £’s million)	2001	2002	2003
Turnover excluding duty
By destination
U.K.	691	764	760

Germany	62	274	645
Rest of Western Europe	429	495	652
Rest of the World	292	686	1,143
International	783	1,455	2,440
	1,474	2,219	3,200

(In £’s million)	2001	2002	2003
Operating profit
By destination
U.K.	353	390	406

Germany	10	67	228
Rest of Western Europe	193	217	307
Rest of the World	63	115	194
International	266	399	729
Trading operations	619	789	1,135
Amortization	(15)	(83)	(203)
Exceptional items	—	(103)	(51)
	604	603	881

By origin
U.K.	455	483	545

Germany	18	93	233
Rest of Western Europe	109	121	237
Rest of the World	37	92	120
International	164	306	590
Trading operations	619	789	1,135
Amortization	(15)	(83)	(203)
Exceptional items	—	(103)	(51)
	604	603	881

(In £’s million)	2002	2003
Capital employed
By location (based on origin)
U.K.	(100)	227

Germany	(1)	64
Rest of Western Europe	99	119
Rest of the World	339	311
International	437	494
	337	721

Capital employed is reconciled to the consolidated balance sheet as follows:

(In £’s million)	2002	2003
Net (liabilities)/assets	(75)	95
Intangible fixed assets	(3,563)	(3,807)
Taxation	113	148
Net debt	3,695	4,068
Dividend payable	167	217
	337	721

2                                         Costs and overheads less other income

	(In £’s million)	2001	2002	2003
	Changes in stocks of finished goods and work in progress (excluding excise duty)	13	9	6
	Raw materials and consumables (excluding excise duty)	241	480	693
	Employment costs (note 4)	184	301	487
	Depreciation and amortization	49	137	286
Operating lease charges	- plant and machinery	—	1	1
	- other assets	3	6	9
	Exceptional operating costs (note 3)	—	103	51
	Other operating charges	380	579	786
		870	1,616	2,319

(In £’s million)	2001	2002	2003
Other operating charges above include:

Auditors’ fees and expenses (including company: 2001: £75,000; 2002: £81,000; 2003: £81,000)	0.8	2.3	2.1
	0.8	2.3	2.1
Non-audit fees:

In the U.K.	1.7	4.3	1.7
Overseas	0.4	0.5	0.6
	2.1	4.8	2.3
	2.9	7.1	4.4

In accordance with best practice guidelines issued during the year, the following further disclosures are given:

	(In £’s million)	2001	2002	2003
	Audit fees:
	Statutory audit	0.8	2.3	2.1
	Audit related regulatory work	0.1	1.0	0.1
		0.9	3.3	2.2
	Non-audit fees:
	Audit related services	1.4	1.0	0.3

Tax services	• Compliance	0.1	0.1	0.2
	• Consultancy	0.5	2.7	1.7
		0.6	2.8	1.9
		2.9	7.1	4.4

3                                         Exceptional items

Exceptional operating costs of £51 million comprise £42 million in respect of the reorganization of the group, announced in September 2002, to integrate Reemtsma with the group’s existing businesses, £5 million in respect of the closure of the Meppel factory in The Netherlands and a further £4 million to finalize the streamlining of the group’s operations announced in October 2001. These provisions relate primarily to termination of employment.

The profit on disposal of fixed assets of £12 million relates to the sale of the Dublin factory site, which was sold in March 2003.

The tax relief on exceptional items is disclosed in note 6.

In 2002 the exceptional operating costs of £103 million comprised £9 million in respect of the streamlining announced in October 2001 and £94 million in respect of the reorganization of the group, following the Reemtsma acquisition. These costs related primarily to termination of employment.

The 2002 exceptional finance charge is explained in note 5.

4                                         Directors and employees

(In £’s million)	2001	2002	2003
Employment costs
Wages and salaries	159	259	406
Social security costs	18	29	47
Pension costs (note 23)	7	13	34
	184	301	487

For further information of Directors, Directors’ remuneration and Directors’ share options, refer to Item 6: Directors, Senior Management and Employees.

Average number of persons employed by the group during the year

(Number)	2001	2002	2003
U.K.	2,810	2,791	2,821

Germany	379	1,514	3,096
Rest of Western Europe	1,475	1,650	1,739
Rest of the World	1,696	5,485	9,148
International	3,550	8,649	13,983
	6,360	11,440	16,804

The average number of employees has increased as a result of the full year impact of the 2002 acquisition of Reemtsma.

5                                         Interest and other finance charges

(In £’s million)	2001	2002	2003
Interest payable
On bank loans and overdrafts	41	50	46
On other loans	90	118	212
	131	168	258
Interest capitalized	(1)	—	—
	130	168	258
Interest receivable	(20)	(21)	(21)
Net interest	110	147	237
Exceptional finance charges	—	33	—
	110	180	237

During 2002 the group negotiated new bank facilities in order to finance the acquisition of Reemtsma Cigarettenfabriken GmbH. This incurred one-off facility arrangement fees of £45 million which were fully expensed in the period as exceptional finance charges, partially offset by a £12 million foreign exchange rate gain resulting from hedging arrangements to exchange the sterling equity issuance into euros.

6                                         Taxation

Analysis of charge in the year

(In £’s million)	2001	2002	2003
Current tax
U.K. Corporation tax at 30.0% (2001: 30.0%; 2002: 30.0%)	96	98	82
Adjustments to current tax in respect of prior years	(4)	(1)	12
	92	97	94
Overseas
Current	43	70	142
Total current tax	135	167	236
Deferred tax
Origination and reversal of timing differences	4	(27)	(4)
Total tax charge	139	140	232

The tax charge includes tax relief on exceptional items of £11 million (2002: £37 million).

Factors affecting the current tax charge for the year

Pre-goodwill amortization, the tax assessed for the year at 27.1% is lower than the standard higher rate of corporation tax in the United Kingdom (30.0%). Post-goodwill amortization, the effective tax rate exceeded 30.0%. A reconciliation between the current tax charge at the standard U.K. rate and the actual current tax charge is shown below:

(In £’s million)	2001	2002	2003

Profit on ordinary activities before taxation	494	423	656
Profit on ordinary activities multiplied by standard rate of corporation tax in the U.K. of 30.0% (2001: 30.0%; 2002: 30.0%)	148	127	197
Effects of:
Expenses not deductible for tax purposes	2	1	8
Non-deductible goodwill	2	25	61
Lower tax rates on overseas earnings	(8)	(12)	(33)
Current deferred tax	(4)	27	4
Other	(5)	(1)	(1)
Total current tax	135	167	236

Factors that may affect future charges

No provision has been made for deferred tax on gains rolled over into replacement assets.  Such tax would become payable only if the assets were sold without it being possible to claim rollover relief.  The total amount unprovided is £6 million and it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, associates or joint ventures, as no dividends have been declared.  The group currently does not have any intention to remit dividends from overseas subsidiaries to the United Kingdom but if it were to do so, the tax effect would be immaterial.

7                                         Dividends on ordinary shares

(In £’s million)	2001	2002	2003
Interim 12.0p (2001: 9.0p; 2002: 10.0p)	56	62	87
Proposed final 30.0p (Restated: 2001: 19.8p; 2002: 23.0p)	122	167	217
	178	229	304

8                                         Earnings per share

(In pence)	2001	2002	2003
Earnings per share
Basic	56.6	41.0	58.1
Adjustment for amortization and exceptional items	2.4	27.4	31.9
Adjusted	59.0	68.4	90.0
Diluted	56.2	40.8	57.9
(In £’s million)
Earnings
Basic	350	272	421
Adjustment for amortization and exceptional items	15	182	231
Adjusted	365	454	652

Adjusted earnings per share are calculated before tax effected exceptional items of £28 million (2002: £99 million)(notes 3, 5 and 6) and amortization of £203 million (2002: £83 million), since the Directors consider that this gives a useful additional indication of underlying performance.

2001 adjusted earnings per share have been calculated using earnings before amortization of the intangible assets acquired in Australia and New Zealand in September 1999, and the EFKA group, the Baelen group, Tobaccor and Mayfair vending business assets in 2001.

There would be no significant dilution of earnings if the outstanding share options referred to in note 18 were exercised.

(Number)	2001	2002	2003
Weighted average number of shares outstanding during the year
Basic	618,713,424	663,380,317	724,328,162
Effect of share options	4,090,105	3,677,285	3,225,153
Diluted	622,803,529	667,057,602	727,553,315

9                                         Intangible fixed assets

(In £’s million)	Trademarks, licenses	Goodwill	Total
Cost
As at September 29, 2002	124	3,548	3,672
Exchange movements	19	401	420
Acquisition related (note 20)	—	47	47
As at September 30, 2003	143	3,996	4,139

Accumulated amortization
As at September 29, 2002	25	84	109
Exchange movements	4	16	20
Charge for the year	9	194	203
As at September 30, 2003	38	294	332

Net book value
As at September 30, 2003	105	3,702	3,807
As at September 28, 2002	99	3,464	3,563

10                                  Tangible fixed assets

(In £’s million)	Land and buildings	Plant and machinery	Fixtures and motor vehicles	Total
Cost
As at September 29, 2002	245	692	105	1,042
Exchange movements	12	41	11	64
Reclassifications	1	2	(3)	—
Acquisition related (note 20)	—	(57)	—	(57)
Additions	18	45	19	82
Disposals	(15)	(26)	(5)	(46)
As at September 30, 2003	261	697	127	1,085

Accumulated depreciation
As at September 29, 2002	25	236	30	291
Exchange movements	6	21	2	29
Charge for the year	10	51	22	83
Disposals	(5)	(26)	(1)	(32)
As at September 30, 2003	36	282	53	371

Net book value
As at September 30, 2003	225	415	74	714
As at September 28, 2002	220	456	75	751

Land and buildings at net book value:

(In £’s million)	2002	2003
Freehold	185	202
Long leasehold	17	19
Short leasehold	18	4
	220	225

11                                  Investments

(In £’s million)	Own shares	Other investments	Total
Fixed asset investments
As at September 29, 2002	19	4	23
Additions	—	3	3
Net investment in own shares in the year	22	—	22
Amortization charge in the year	(5)	—	(5)
As at September 30, 2003	36	7	43

Own shares

The investment in own shares represents shares in Imperial Tobacco Group PLC held by the Imperial Tobacco Group PLC Employee Benefit Trusts (note 18).  The market value of the shares at September 30, 2003 was £54 million (2002: £39 million).

(In £’s million)	2002	2003
Current asset investments
Short-term deposits	51	32
Other liquid assets	61	36
	112	68

12                                  Stocks

(In £’s million)	2002	2003
Raw materials	489	431
Work in progress	18	19
Finished stock	363	453
Other stock	107	106
	977	1,009

Other stock comprises mainly duty paid tax stamps.

13                                  Debtors

(In £’s million)	2002	2003
Amounts falling due within one year
Trade debtors	608	858
Corporate taxes	38	33
Deferred tax	—	10
Other debtors and prepayments	85	100
	731	1,001
Amounts falling due after more than one year
Other debtors and prepayments	3	1
	734	1,002

14                                  Creditors

(In £’s million)	2002	2003
Amounts falling due within one year
Borrowings (note 15)	93	605
Trade creditors	170	154
Corporate taxes	92	141
Other taxes, duties and social security contributions	1,151	1,063
Deferred consideration	426	425
Other creditors	50	86
Accruals and deferred income	173	184
Proposed dividend	167	217
	2,322	2,875

(In £’s million)	2002	2003
Amount falling due after more than one year
Borrowings (note 15)	3,645	3,427
Deferred consideration	46	57
Accruals and deferred income	3	1
	3,694	3,485

15                                  Borrowings and financial instruments

The group operates a centralized treasury function that is responsible for the management of the financial risks of the group, together with its financing and liquidity requirements. It does not operate as a profit center, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the board. On a frequent basis, the Group Treasurer discusses matters with a treasury sub-committee, consisting of senior executives, including the Finance Director. The Group Treasurer reports on a regular basis to the board, including provision of monthly treasury summaries and an annual review of strategy.

The following table analyzes the group’s financial liabilities at the balance sheet date:

(In £’s million)		2002	2003
Amounts falling due within one year
Bank loans and overdrafts		57	106
Other loans		36	499
		93	605

Amounts falling due after more than one year
Bank loans	– between one and two years	2	2
Other loans	– between one and two years	456	635
Bank loans	– between two and five years	339	287
Other loans	– between two and five years	2,133	1,748
Other loans	– after five years	715	755
		3,645	3,427

Total borrowings		3,738	4,032

Loans amounting to £8 million  (2002: £9 million) are secured by charges, mortgages or liens on certain fixed assets.

In addition to the bank loans maturing between two and five years, there are euro 610 million of bank guarantees issued to support the future purchase of 9.99% of Reemtsma Cigarettenfabriken GmbH.

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

The following table analyzes the currency and interest composition of the group’s financial liabilities at the balance sheet date.

			Fixed rate financial liabilities
Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate %	Weighted average period for which rate is fixed Years
(In £’s million)	2003	2003	2003	2003	2003
Sterling	772	322	450	6.0	6.5
Euro	3,111	541	2,570	4.5	2.6
Australian dollar	114	56	58	5.0	1.9
U.S. dollar	11	11	—	n/a	n/a
Other	24	8	16	10.2	2.1
	4,032	938	3,094	4.8	3.2

			Fixed rate financial liabilities
Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate %	Weighted average period for which rate is fixed Years
(In £’s million)	2002	2002	2002	2002	2002
Sterling	475	25	450	6.6	4.5
Euro	3,117	409	2,708	4.4	2.9
Australian dollar	98	73	25	5.3	2.3
U.S. dollar	31	31	—	n/a	n/a
Other	17	—	17	10.3	3.2
	3,738	538	3,200	4.7	3.1

The floating rate financial liabilities comprise of bank borrowings and capital market issuance. The majority of bank borrowings bear interest at rates fixed in advance for periods of one month by reference to LIBOR (in the case of sterling borrowings) and EURIBOR (in the case of euro borrowings). The capital market issuance in place at the year end bears interest (post interest and currency swaps) at rates fixed in advance for six months by reference to LIBOR (in the case of the U.S. dollar bond), for three months by reference to EURIBOR (in the case of the sterling bond and some of the euro bonds) and for three months by reference to Australian dollar bank bills (in the case of one of the euro bonds).

The figures shown in the tables above take into account various interest rate and currency swaps. Hence the U.S. dollar denominated bond issued in 1999 is shown within the sterling balance, and the sterling bond issued in 2002 is shown in the euro balance. The fixed rate financial liabilities do not take into account forward start swaps, which may became effective after the balance sheet date.

(ii)                                Currency risk disclosure

The group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of trading transactions in foreign currencies. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the translation risk. For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cash flows. At the year end, £47.7 million notional of forward foreign exchange deals were outstanding (2002: £32.6 million).

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

Functional currency of group operation	Net foreign currency monetary assets / (liabilities)
	Sterling	Euro	U.S dollars	Australian dollars	Other	Total
(In £’s million)	2003	2003	2003	2003	2003	2003
Sterling	—	918	5	(118)	17	822
Euro	640	—	19	12	2	673
Other	(1)	(32)	(33)	—	26	(40)
	639	886	(9)	(106)	45	1,455

Functional currency of group operation	Net foreign currency monetary assets / (liabilities)
	Sterling	Euro	U.S. dollars	Australian dollars	Other	Total
(In £’s million)	2002	2002	2002	2002	2002	2002
Sterling	—	1,061	(3)	21	26	1,105
Euro	43	—	13	3	262	321
Other	30	(40)	(26)	—	14	(22)
	73	1,021	(16)	24	302	1,404

The figures shown in the previous tables take into account the effect of the currency swaps held as shown in the analysis on pages F-27 and F-28.

(iii)                            Borrowing facilities

The group has various borrowing facilities available to it. The undrawn committed facilities which are all available at a floating rate, as at September 30, 2003 in respect of which all conditions precedent have been met at that date were as follows:

(In £’s million)	2002	2003
Expiring in one year or less	71	84
Expiring in more than one year but not more than two years	—	420
Expiring between two to five years	537	549
	608	1,053

In addition to the above committed facilities there are other uncommitted facilities available to the group.

(iv)                               Fair values of derivative financial instruments

A comparison by category of the fair values and book values of the group’s financial liabilities is set out below:

	Positive fair values	Negative fair values	Fair value	Book value
(In £’s million)	2003	2003	2003	2003
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	154	(151)	3	—
Currency swaps	42	(32)	10	—

	Positive fair values	Negative fair values	Fair value	Book value
(In £’s million)	2002	2002	2002	2002
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	111	(116)	(5)	—
Currency swaps	100	—	100	—

The figures shown in the tables above for derivative financial instruments have been derived from third party valuations as at the balance sheet date.

(v)                                   Detailed analysis of financial assets and financial liabilities

The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 30, 2003:

In £’s million unless otherwise indicated		Maturity date and weighted average interest rate
		2004	(%)	2005	(%)	2006	(%)	2007	(%)	2008	(%)	There- after	(%)	Total	Fair value
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	102	3.6											102	102
	Euro	169	1.8											169	169
	Other	118	4.6											118	118
Total cash deposits		389												389	389
Weighted average receivable interest rate (%)			3.1											3.1

Short-term debt	Sterling	(157)	4.1											(157)	(159)
	Euro	(420)	2.9											(420)	(424)
	U.S. dollars	(11)	1.5											(11)	(11)
	Other	(17)	7.6											(17)	(17)
Total short-term debt		(605)												(605)	(611)

Long-term debt	Sterling									(246)	4.3	(369)	5.0	(615)	(664)
	Euro			(635)	3.2	(588)	3.1	(1,047)	3.4	(35)	2.8	(386)	3.4	(2,691)	(2,825)
	Australian dollars					(114)	5.0							(114)	(114)
	Other			(2)	8.7	(2)	8.6	(1)	8.6	(2)	9.3			(7)	(7)
Total long-term debt				(637)		(704)		(1,048)		(283)		(755)		(3,427)	(3,610)
Weighted average payable interest rate (%)			3.3		3.2		3.4		3.4		4.1		4.2	3.6

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

The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 28, 2002:

In £’s million unless otherwise indicated		Maturity date and weighted average interest rate
		2003	(%)	2004	(%)	2005	(%)	2006	(%)	2007	(%)	There- after	(%)	Total	Fair value
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	134	3.3											134	134
	Euro	248	3.1											248	248
	Other	42	4.5											42	42
Total cash deposits		424												424	424
Weighted average receivable interest rate (%)			3.3											3.3
Short-term debt	Sterling	(26)	4.3											(26)	(26)
	Euro	(29)	4.0											(29)	(29)
	U.S. dollars	(31)	2.5											(31)	(31)
	Other	(7)	11.9											(7)	(7)
Total short-term debt		(93)												(93)	(93)
Long-term debt	Sterling			(80)	5.0							(369)	5.7	(449)	(484)
	Euro			(376)	4.1	(567)	4.4	(523)	4.5	(1,276)	4.6	(346)	4.6	(3,088)	(3,197)
	Australian dollars							(98)	5.0					(98)	(98)
	Other			(2)	10.0					(8)	8.5			(10)	(10)
Total long-term debt				(458)		(567)		(621)		(1,284)		(715)		(3,645)	(3,789)
Weighted average payable interest rate (%)			4.2		4.3		4.4		4.6		4.6		5.2	4.6

The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

(vi)                               Hedges

An analysis of the unrecognized gains and losses on hedges at the year end is set out below:

	Gains	Losses	Gains	Losses
(In £’s million)	2002	2002	2003	2003
Unrecognized gains and losses on hedges at beginning of year	133	(28)	211	(116)
Gains and losses arising in previous years recognized in the year	(14)	1	(6)	4
Gains and losses arising before the start of the year not recognized in the year	119	(27)	205	(112)
Gains and losses arising in the year not recognized in the year	92	(89)	(9)	(71)
Unrecognized gains and losses on hedges at end of year	211	(116)	196	(183)
Of which:
Gains and losses expected to be recognized in the next year	6	(4)	16	(12)
Gains and losses expected to be recognized in the years following next year	205	(112)	180	(171)

(vii)                           Derivative financial instruments

The following table sets out the derivative financial instruments held by the group at September 30, 2003. The table presents the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the related weighted average interest rate where relevant.  Some of the interest rate swaps have embedded options and assumptions have been made based on third party valuations at the balance sheet date to determine whether such options are likely to be exercised in order to determine the probable maturity date.

	Accounting year ending in								There- after			Fair value
(in £’s million unless otherwise indicated)	2004		2005		2006		2007	2008			Total
Sterling interest rate derivatives
Interest rate swaps-– pay fixed, receive variable:
Notional amount	75						50	120	230	(1)	475	(36)
Weighted average interest rate to pay (%)	7.6						6.6	6.4	5.1		6.0
Interest rate swaps - pay variable, receive fixed:
Notional amount	80										80	2
Weighted average interest rate to receive (%)	7.4										7.4
Weighted average margin over LIBOR to pay (%)	0.8										0.8
Euro interest rate derivatives
Interest rate swaps - pay fixed, receive variable:
Notional amount	580	(2)	592		74	(3)	1,030	63	231		2,570	(115)
Weighted average interest rate to pay (%)	4.2		4.5		2.4		4.8	3.1	4.9		4.5
Interest rate swaps - pay variable, receive variable:
Notional amount	35	(4)									35	—
Interest rate swaps – pay variable, receive fixed:
Notional amount	280		526		701		1,051				2,558	152
Weighted average interest rate to receive (%)	5.6		5.6		6.1		6.1				5.9
Weighted average margin over EURIBOR to pay (%)	0.7		1.1		1.0		1.2				1.1
Caps purchased:
Notional amount	140				140						280	—
Weighted average strike price (%)	5.5				5.5						5.5

Australian dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount			29		29						58	—
Weighted average interest rate to pay (%)			5.3		4.7						5.0

Currency swaps
Notional amount									370	(5)	370	40
U.S. dollar interest rate to receive (%)									7.1		7.1
Sterling interest margin over LIBOR to pay (%)									1.3		1.3
Notional amount	60	(5)	100	(5)					350	(5)	510	(28)
Sterling interest rate to receive (%)	7.4		6.0						6.7		6.7
Interest margin over EURIBOR to pay (%)	0.9		1.0						1.3		1.2
Notional amount	114	(5)(6)									114	(2)

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

£50 million swaps maturing in October 2006 at 5.5% with the counterparties option to extend for a further five years.

£95 million swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be cancelled between December 2008 and December 2030.

£25 million swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade.  This trade is expected to be cancelled in January 2026.

(2)          Included within this balance is a euro 35 million swap maturing in April 2006 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in June 2004.

(3)          Included within this balance is a euro 35 million swap maturing in April 2006 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in December 2005.

(4)          Margins (over EURIBOR in the case of interest receivable, and over average EURIBOR in the case of interest payable) are less than 0.04%.

(5)          Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

(6)          Margins (over EURIBOR in the case of interest receivable, and over AUD bank bills in the case of interest payable) are less than 0.06%.

The following table presents the derivative financial instruments held by the group at September 28, 2002.

	Accounting year ending in									There-			Fair
(in £’s million unless otherwise indicated)	2003		2004		2005		2006		2007	after		Total	value
Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount			75				25	(2)	50	325	(1)	475	(38)
Weighted average interest rate to pay (%)			7.6				4.3		6.6	5.6		6.0
Interest rate swaps – pay variable, receive fixed:
Notional amount			80									80	9
Weighted average interest rate to receive (%)			7.4									7.4
Weighted average margin over LIBOR to pay (%)			0.8									0.8
Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	582		498		531				924	173		2,708	(78)
Weighted average interest rate to pay (%)	4.0		4.3		4.4				4.7	5.1		4.4
Interest rate swaps – pay variable, receive fixed:
Notional amount			252		471		629		943			2,295	102
Weighted average interest rate to receive (%)			5.6		5.6		6.1		6.1			5.9
Weighted average margin over EURIBOR to pay (%)			0.7		1.1		1.0		1.2			1.1
Caps purchased:
Notional amount			126				126					252	—
Weighted average strike price (%)			5.5				5.5					5.5

Australian dollar interest rate derivatives
Interest rate swaps - pay fixed, receive variable:
Notional amount					25							25	—
Weighted average interest rate to receive (%)					5.3							5.3

Currency swaps
Notional amount										370	(3)	370	68
U.S. dollar interest rate to receive (%)										7.1		7.1
Sterling interest margin over LIBOR to pay (%)										1.3		1.3
Notional amount	6	(3)	60	(3)	100	(3)				350	(3)	516	26
Sterling interest rate to receive (%)			7.4		6.0					6.7		6.7
Interest margin over LIBOR to receive (%)	0.5											0.5
Interest margin over EURIBOR to pay (%)	0.6		0.9		1.0					1.3		1.2
Notional amount	98	(3),(4)										98	6

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

(3)          Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

(4)          Margins (over EURIBOR in the case of interest receivable, and over AUD bank bills in the case of interest payable) are less than 0.05%.

16                                  Provisions for liabilities and charges

(In £’s million)	Reorganization and rationalization	Unfunded pension obligations	Deferred taxation	Other	Total
As at September 29, 2002	113	301	59	58	531
Exchange movements	9	35	3	12	59
Acquisition related (note 20)	—	—	(19)	—	(19)
Provided/(released) in the year	51	30	(7)	6	80
Utilized in the year	(117)	(20)	4	(19)	(152)
Classified as a debtor	—	—	10	—	10
As at September 30, 2003	56	346	50	57	509

The reorganization and rationalization provision relates to the restructuring following the acquisition of Reemtsma in 2002, the closure of the Meppel factory in The Netherlands and the streamlining of operations announced in October 2001. The additional amounts provided in the year relate primarily to termination of employment. The balance of the provision will mainly be utilized by the end of 2004.

Unfunded pension obligations relate to pension schemes in Germany. The group’s main pension schemes are held in separately administered funds and are described in note 23.

Other provisions principally relate to a long-term marketing contract which will be utilized by October 2006.

The amounts provided for deferred taxation and the amounts unprovided were as follows:

	Provided		Unprovided
(In £’s million)	2002	2003	2002	2003
Excess of capital allowances	96	78	—	—
Chargeable gains on property	—	3	6	6
Short-term timing differences	(37)	(31)	(1)	—
Other	—	—	3	—
Deferred tax provision	59	50	8	6

Deferred tax asset (note 13)	—	10	1	4

17                                  Called up share capital

(In £’s million)	2002	2003
Authorized
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

18                                  Share options

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

			Number of shares
Date of grant	Date exercisable/ performance period	Option grant price £	Granted	Exercised	Lapsed or Cancelled	Outstanding at September 30, 2003
Sharesave options
U.K.
December 6, 1996	3/1/2000-8/31/2002	2.45	2,050,580	(1,760,105)	(290,475)	—
June 9, 1997	7/1/2000-12/31/2002	2.70	505,614	(410,467)	(95,147)	—
June 12, 1998	7/1/2001-12/31/2003	3.02	796,221	(660,796)	(122,864)	12,561
June 9, 1999	8/1/2002-1/31/2005	4.59	599,862	(175,650)	(274,124)	150,088
June 5, 2000	8/1/2003-1/31/2006	3.61	1,203,945	(732,991)	(103,324)	367,630
June 7, 2001	8/1/2004-1/31/2007	4.83	758,286	(13,512)	(81,296)	663,478
May 31, 2002	8/1/2005-1/31/2008	8.24	820,132	(3,211)	(69,025)	747,896
June 4, 2003	8/1/2006-1/31/2009	8.22	638,919	—	(11,274)	627,645

International:
France
June 21, 1999	8/1/2002-1/31/2003	4.76	15,349	(7,459)	(7,890)	—
June 16, 2000	8/1/2003-1/31/2004	4.03	9,214	(7,217)	(1,100)	897
June 18, 2001	8/1/2004-1/31/2005	5.22	3,676	—	(209)	3,467
June 18, 2002	8/1/2005-1/31/2006	8.76	2,989	—	(604)	2,385
June 17, 2003	8/1/2006-1/31/2007	8.57	25,906	—	(917)	24,989
Ireland
June 5, 2000	8/1/2003-1/31/2004	3.61	158,733	(129,156)	(12,745)	16,832
June 7, 2001	8/1/2004-1/31/2005	4.83	9,564	—	(322)	9,242
June 4, 2003	8/1/2006-1/31/2007	8.22	68,955	—	—	68,955
Other
June 21, 1999	8/1/2002-1/31/2003	4.59	189,858	(116,234)	(73,624)	—
January 20, 2000	3/1/2003-8/31/2003	4.44	57,067	(20,983)	(8,280)	27,804
June 16, 2000	8/1/2003-1/31/2004	3.61	132,042	(83,821)	(12,708)	35,513
June 18, 2001	8/1/2004-1/31/2005	4.83	51,148	(3,614)	(9,328)	38,206
June 18, 2002	8/1/2005-1/31/2006	8.24	62,908	(204)	(10,276)	52,428
June 17, 2003	8/1/2006-1/31/2007	8.22	544,718	—	(12,258)	532,460
		(in U.S. dollars)
United States (1)
June 16, 2000	8/1/2003-1/31/2004	5.47	6,076	—	(922)	5,154
June 18, 2001	8/1/2004-1/31/2005	6.96	1,266	—	—	1,266
June 18, 2002	8/1/2005-1/31/2006	12.34	1,866	—	—	1,866
June 17, 2003	8/1/2006-1/31/2007	12.14	7,028	—	—	7,028
			8,721,922	(4,125,420)	(1,198,712)	3,397,790

(1) Granted as American Depositary Shares representing two ordinary shares.

Conditional awards
Share Matching Scheme
January 28, 2000			804,370	(692,704)	(111,666)	—
January 29, 2001			673,244	(55,399)	(69,670)	548,175
January 29, 2002			650,767	(21,557)	(53,057)	576,153
August 12, 2002 – Centenary Scheme			231,941	(909)	(9,582)	221,450
January 29, 2003			762,883	(902)	(10,609)	751,372
			3,123,205	(771,471)	(254,584)	2,097,150
Long-Term Incentive Plan
November 29, 1999	Dec 1999-Dec 2002		400,920	(351,877)	(49,043)	—
November 27, 2000	Nov 2000-Nov 2003		394,625	(28,341)	(47,369)	318,915
November 26, 2001	Nov 2001-Nov 2004		384,376	(10,721)	(45,381)	328,274
November 26, 2002	Nov 2002-Nov 2005		474,547	(956)	(21,971)	451,620
			1,654,468	(391,895)	(163,764)	1,098,809
Total options/awards			13,499,595	(5,288,786)	(1,617,060)	6,593,749

U.K. Sharesave Scheme

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

Long-Term Incentive Plan

In respect of the performance period ending in December 2002, the company’s total shareholder return exceeded that of all the companies in the FTSE 100 Index. By exceeding the bottom 80 per cent of the companies in the Index, the award vested in full on January 6, 2003.

In respect of the November 2000 - November 2003 award, based on the earnings per share to the end of the financial year, 100% of the award vested.

Share Matching Scheme

The Share Matching Scheme is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares. There was an initiative in 2002 to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the company and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts. Provided these shares are left in the Trusts, the lodged shares will be matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they are retained for five years.

For Executive Directors and selected management, individuals may elect to invest any proportion of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the group, the participant would receive the original shares plus additional shares. The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the group.

Employee Share Ownership Trusts (ESOTs)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. At September 30, 2003, the Trusts held 5.5 million (2002: 3.9 million) ordinary shares, with a nominal value of £552,042, all acquired in the open market at a cost of £49.1 million (2002: £26.7 million). These were financed by a gift of £1.7 million and an interest free loan of £47.4 million. None of the ESOT shares have been allocated to employees or Directors as at September 30, 2003. All finance costs and administration expenses connected with the ESOTs are charged to the profit and loss account as they accrue. The cost of the shares is being amortized over the performance period of the associated schemes. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

19                                  Reserves

(In £’s million)	Share premium account	Profit and loss account
As at September 29, 2001	—	(1,174)
Premium on rights issue shares	979	—
Issue costs of rights issue	(15)	—
Profit for the year	—	43
Goodwill exchange movements	—	(10)
Other net exchange movements	—	10
Taxation credit on borrowings hedging overseas equity investments	—	2
As at September 28, 2002	964	(1,129)
Profit for the year	—	117
Goodwill exchange movements	—	(83)
Other net exchange movements	—	101
Taxation credit on borrowings hedging overseas equity investments	—	33
As at September 30, 2003	964	(961)

The cumulative amount of goodwill written off against the group’s reserves, net of goodwill relating to undertakings disposed of, is £2,437 million (2002: £2,354 million).

Included in other net exchange movements are exchange losses of £338 million (2002: £36 million) arising on borrowings denominated in foreign currencies designated as hedges of foreign net investments.

20                                  Acquisitions

Reemtsma. During 2002 the group acquired a 90.01% interest in Reemtsma Cigarettenfabriken GmbH and entered into an Option Agreement enabling the acquisition of the outstanding 9.99%. The group also entered into a Profit Pooling Agreement whereby the holders of the outstanding 9.99% surrendered their interests in the results of Reemtsma in exchange for a fixed return. As a result the group has consolidated 100% of the results and net assets of Reemtsma and have reflected a liability to the holders of the 9.99%. The acquisition method has been adopted. Provisional fair valuations included in the 2002 group financial statements have, in accordance with FRS 7 “Fair values in acquisition accounting”, been finalized resulting in a decrease in net assets acquired of £47 million and a corresponding increase in purchased goodwill which has been incorporated into the 2003 group financial statements.

The principal adjustments have been a £57 million reduction on plant and machinery following completion of a comprehensive review of the assets acquired, together with a £19 million decrease in associated deferred taxation liability.

21                                  Commitments

Capital Commitments (In £’s million)	2002	2003
Contracted but not provided for	5	7

Operating lease annual commitments	Land and buildings	Other	Land and buildings	Other
(In £’s million)	2002	2002	2003	2003

Leases expiring
Within one year	1	1	1	1
Between one and five years	2	1	1	2
After five years	1	—	4	1

22                                  Legal proceedings

The group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the group.

22a                            Office of Fair Trading inquiries

In response to a request in August 2003 from the Office of Fair Trading (the “OFT”) received by the company (and it is understood by a number of other tobacco manufacturers and retailers), the company provided the OFT in October 2003 with certain information.

In December 2003 the OFT, in response to press speculation, confirmed publicly that it had commenced an inquiry into individual manufacturer’s vertical trading arrangements with certain retailers for tobacco and related products in the United Kingdom. However, as at February 10, 2004 the OFT has not provided any indication that it intends to reach an adverse decision against the company nor, to the company’s knowledge, against any of the other tobacco manufacturers or retailers. In the event that the OFT considers a company has infringed U.K. competition law, it is empowered, subject to appeal, to levy a maximum fine not exceeding 10% of U.K. revenues for the last three years. In 2003, the net U.K. turnover of the company was £760 million.

Given the early stages of this inquiry, it is not possible to assess the outcome of this inquiry or the extent of any fines that may arise should an infringement of U.K. competition law have arisen.

23                                  Pensions

The group operates pension schemes in the U.K. and overseas, principally those operated by Imperial Tobacco Limited, John Player & Sons Limited, Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and Badische Tabakmanufaktur Roth-Handle GmbH (BTM).  The main schemes are of the defined benefit type and the assets are held in trustee administered funds, apart from the German schemes which are unfunded.

The principal group scheme, covering U.K. employees, is the Imperial Tobacco Pension Fund (‘the Scheme’). An actuarial valuation of the Scheme was made at March 31, 2001. The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rate of investment return earned on the Scheme’s existing assets and the rates of increase in pay and pensions. It was assumed that the future investment returns relative to market values at the valuation date would be 5% per annum and that pay and pension increases would average 4.25% and 2.5% per annum respectively. The assets were brought into account at their market value.

At March 31, 2001, the market value of the assets of the Scheme was £2,439 million. The total assets were sufficient to cover 111% of the benefits that had accrued to members for past service, after allowing for expected future pay increases. Group contributions to the Scheme remain suspended having regard to the surplus disclosed in this valuation.

There was no pension cost to disclose in respect of the Scheme for the year ended September 30, 2003. The pension cost has been assessed in accordance with the advice of Watson Wyatt LLP, actuaries and consultants, using the projected unit method. There were no outstanding or prepaid contributions at the balance sheet date.

Since the date of the last formal actuarial valuation of the Scheme, stock markets have fallen significantly, impacting the valuation of the assets of the scheme. The pension cost will be reassessed following the next formal valuation as at March 31, 2004. This valuation is not expected to have a material effect on the future profits of the group.

Actuarial valuations of the pension liabilities of the Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and BTM pension schemes were undertaken at September 28, 2002 and September 30, 2003. The quantified unfunded past service liabilities of £291 million at September 28, 2002 and £337 million at September 30, 2003, which has been recognized in the accounts, together with the other German unfunded schemes. The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rates of increase in pay and pensions. These would be in the range of 2.8% to 2.9% for the increase in pay and 1.5% to 1.6% for the increase in pensions.

The pension cost relating to foreign schemes is calculated in accordance with local accounting principles. The pension cost for foreign schemes in the year was £34 million (2002: £13 million).

FRS 17 disclosures for the year to September 30, 2003

The group has continued to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 “Retirement benefits”, which was to be mandatory for the group for the year ended September 2003, has been deferred by the Accounting Standards Board until accounting periods commencing on or after January 1, 2005. However, the following transitional disclosures are still required.

The results of the most recent available actuarial valuations for the principal group schemes have been updated to September 30, 2003 by Watson Wyatt LLP, actuaries and consultants.

The main financial assumptions used in the valuation of the Schemes’ liabilities under FRS 17 are:

	At September 29, 2001	At September 28, 2002	At September 30, 2003
	% p.a.	% p.a.	% p.a.
Inflation	2.5	2.3	2.6
Rate of increase in salaries	3.0 to 4.5	3.0 to 4.1	2.8 to 4.4
Rate of increase of pensions in payment	1.5 to 2.5	2.0 to 2.4	1.5 to 2.6
Discount rate	5.5 to 7.5	4.5 to 5.8	4.2 to 5.5

The scheme assets and the expected rate of return were:

	Expected rate of return	At September 29, 2001 Fair value	Expected rate of return	At September 28, 2002 Fair value	Expected rate of return	At September 30, 2003 Fair value
	% p.a.	(In £’s million)	% p.a.	(In £’s million)	% p.a.	(In £’s million)
Equities	7.5 to 9.5	1,323	6.3 to 8.8	1,199	6.9 to 8.3	1,365
Bonds	3.8 to 6.5	673	4.0 to 6.5	623	2.9 to 5.6	614
Others	5.0 to 6.5	365	5.0 to 7.0	299	3.8 to 7.1	308
		2,361		2,121		2,287

The following amounts at September 30, 2003 were measured in accordance with the requirements of FRS 17:

(In £’s million)	At September 28, 2002	At September 30, 2003

Fair value of scheme assets	2,121	2,287
Actuarial value of scheme liabilities	(2.389)	(2.693)
Assets less liabilities	(268)	(406)
Less: irrecoverable surplus in respect of the closed New Zealand Scheme	(1)	(1)
Pension liability under FRS 17	(269)	(407)
Related deferred tax asset	111	157
Net pension liability under FRS 17	(158)	(250)

Net pension liability recognized in net (liabilities)/assets	(181)	(208)
Net pension asset/(liability) not recognized in net (liabilities)/assets	23	(42)

The valuation identified overall liabilities of £407 million (2002: £269 million) which comprised £1 million (2002: £43 million) in respect of schemes with a surplus, less £408 million (2002: £312 million) in respect of schemes with a deficit.

If the above amounts had been recognized in the financial statements, the group’s net (liabilities)/assets and profit and loss account at September 30, 2003 would be as follows:

(In £’s million)	At September 28, 2002	At September 30, 2003
Net (liabilities)/assets as reported	(75)	95
Add back: unfunded pension provision included in net assets	301	346
Less: recognized deferred tax asset	(120)	(138)
Net pension liability under FRS 17	(158)	(250)
Total FRS 17 pension adjustment	23	(42)
Net (liability)/asset including pension liability under FRS 17	(52)	53

Profit and loss account as reported	(1,129)	(961)
Total FRS 17 pension adjustment	23	(42)
Profit and loss account including net pension liability under FRS 17	(1,106)	(1,003)

The following amounts would have been recognized in the performance statements in the year to September 30, 2003 under the requirements of FRS 17:

(In £’s million)	2002	2003
Operating profit:
Current service cost	(27)	(35)
Past service cost	(2)	(3)
Curtailment loss	—	(11)
Total operating charge	(29)	(49)

Other finance income:
Expected return on pension scheme assets	152	141
Interest on pension scheme liabilities	(123)	(133)
Net return	29	8
Net impact on profit and loss before taxation	—	(41)
Pension cost recognized in the profit and loss before taxation	(13)	(34)
Pension cost not recognized in the profit and loss before taxation	13	(7)

Statement of total recognized gains and losses (STRGL):
Actual return less expected return on pension scheme assets	(282)	124
Experience gain/(loss) arising on the scheme liabilities	15	(66)
Loss on changes in assumptions underlying the present value of the scheme liabilities	(66)	(144)
Currency loss	(2)	(35)
Change in irrecoverable surplus in respect of New Zealand scheme	1	—
Actuarial loss recognized in STRGL	(334)	(121)

Movement in deficit during the year:
Surplus/(deficit) in schemes at beginning of year	344	(269)
Contributions	11	24
Current service cost	(27)	(35)
Past service cost	(2)	(3)
Curtailment loss	—	(11)
Acquisition	(289)	—
Other finance income	29	8
Actuarial loss	(334)	(86)
Currency loss	(2)	(35)
Change in irrecoverable surplus in respect of New Zealand scheme	1	—
Deficit in schemes at end of year	(269)	(407)
Pension provision recognized in net assets	(301)	(346)
Deficit in schemes at end of year not recognized in net assets	32	(61)

The details of experience gains and losses under FRS 17 for the year to September 30, 2003 are as follows:

	2002	2003
Difference between the expected and actual return on scheme assets:
Amount (£’s million)	(282)	124
Percentage of schemes assets	-13.3%	5.4%

Experience gain/(loss) on scheme liabilities:
Amount (£’s million)	15	(66)
Percentage of the present value of the scheme liabilities	0.6%	-2.5%

Total amount recognized in statement of total recognized gains and losses:
Amount (£’s million)	(334)	(121)
Percentage of the present value of the scheme liabilities	-14.0%	-4.5%

24                                  Reconciliation of operating profit to net cash flow from operating activities

(In £’s million)	2001	2002	2003
Operating profit	604	603	881
Depreciation and amortization	49	137	286
(Decrease)/increase in provisions for liabilities and charges	(4)	78	(69)

Decrease in stocks	17	11	62
Increase in debtors	(162)	(50)	(233)
Increase/(decrease) in creditors	134	45	(125)
Working capital cash (outflow)/inflow	(11)	6	(296)
Net cash inflow from operating activities	638	824	802

25                                  Reconciliation of net cash flow to movement in net debt

(In £’s million)	2001	2002	2003
(Decrease)/increase in cash in the year	(132)	113	(19)
Cash (inflow)/outflow from (increase)/decrease in debt	(2)	(1,798)	86
Cash inflow from decrease in liquid resources	(8)	(233)	(58)
Change in net debt resulting from cash flows	(142)	(1,918)	9
Currency and other movements	(5)	(35)	(382)
Current asset investments acquired with subsidiary	—	199	—
Loans acquired with subsidiary	(10)	(20)	—
Deferred consideration	—	(381)	—
Movement in net debt in the year	(157)	(2,155)	(373)
Opening net debt	(1,383)	(1,540)	(3,695)
Closing net debt	(1,540)	(3,695)	(4,068)

26                                  Analysis of net debt

(In £’s million)	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total
As at September 29, 2001	198	143	(496)	(1,385)	—	(1,540)
Cash flow	113	(233)	502	(2,300)	—	(1,918)
Acquisitions	—	199	(19)	(1)	—	179
Exchange movements	1	3	(80)	41	—	(35)
Deferred consideration	—	—	—	—	(381)	(381)
As at September 28, 2002	312	112	(93)	(3,645)	(381)	(3,695)
Cash flow	(19)	(58)	(501)	587	—	9
Exchange movements	28	14	(11)	(369)	(44)	(382)
As at September 30, 2003	321	68	(605)	(3,427)	(425)	(4,068)

27                                  Reconciliation of movements in shareholders’ funds

(In £’s million)	2002	2003
Profit attributable to shareholders	272	421
Dividends	(229)	(304)
Retained profit for the year	43	117
Rights issue	985	—
Goodwill exchange movements	(10)	(83)
Other net exchange movements	10	101
Taxation credit on borrowings hedging overseas equity investments	2	33
Net addition to shareholders’ funds	1,030	168
Opening shareholders’ funds	(1,122)	(92)
Closing shareholders’ funds	(92)	76

28                                  Equity minority interests

(In £’s million)	2002	2003
Balance at beginning of year	21	17
Exchange movements	—	2
Acquisitions	7	—
Dividends declared	(3)	(3)
Purchase of shares from minorities	(19)	—
Share of profit	11	3
Balance at end of year	17	19

29                                  Summary of differences between U.K. and U.S. generally accepted accounting principles (‘GAAP’)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (‘U.K. GAAP’). Such principles differ in certain respects from generally accepted accounting principles in the United States (‘U.S. GAAP’). A summary of principal differences and additional disclosures applicable to the group is set out below.

(In £’s million)	Explanation reference		2001	2002	2003
Profit attributable to shareholders under U.K. GAAP			350	272	421
U.S. GAAP adjustments:
Pensions	(i	)	45	13	2
Amortization of goodwill	(ii	)	(14)	48	194
Amortization of brands/trademarks/licenses	(ii	)	(8)	(38)	(102)
Deferred taxation	(iii	)	(45)	16	57
Mark to market adjustments – reversal of derivatives beyond committed debt	(iv	)	1	—	—
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	105	(10)	(82)
Employee share schemes charge to the profit and loss account	(vii	)	—	(4)	6
Acquisitions inventory step-up	(viii	)	(8)	(42)	—
Restructuring costs on acquisition	(ix	)	—	44	—
Net income under U.S. GAAP			426	299	496

(In pence)	Explanation reference		2001	2002	2003
Amounts in accordance with U.S. GAAP
Basic net income per ordinary share	(x	)	68.9	45.1	68.5
Basic net income per ADS	(x	)	137.8	90.2	137.0
Diluted net income per ordinary share	(x	)	68.4	44.8	68.2
Diluted net income per ADS	(x	)	136.8	89.6	136.4

(In £’s million)	Explanation reference		2002	2003
Equity shareholders’ funds under U.K. GAAP			(92)	76
U.S. GAAP adjustments:
Pensions	(i	)	335	345
Goodwill, less accumulated amortization of £(190) million (2002: £4 million)	(ii	)	(1,122)	(1,060)
Brands/trademarks/licenses, less accumulated amortization of £162 million (2002: £62 million)	(ii	)	2,712	2,921
Deferred taxation	(iii	)	(967)	(1,008)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	95	13
Proposed dividend	(v	)	167	217
ESOT shares	(vi	)	(19)	(36)
Employee share schemes	(vii	)	(4)	2
Shareholders’ funds under U.S. GAAP			1,105	1,470

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(i)                                    Pensions

Under U.K. GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24). Its objectives and principles are broadly in line with those set out in the U.S. accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (SFAS 87). However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Group contributions to the Imperial Tobacco Pension Fund (“the Scheme”) are suspended as a result of the surplus disclosed in note 23. Under U.K. GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognized in the balance sheet for the U.K. and Irish pension schemes. A pension liability and related pension expense is recognized for the German unfunded pension schemes, in accordance with SSAP 24.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87. Under SFAS 87, a pension asset representing the excess of Scheme assets over benefit obligations has been recognized in the balance sheet.

(ii)                                Intangible assets

Both U.K. and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under U.K. GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on, or after, September 27, 1998 are capitalized and amortized over their useful life, not exceeding a period of 20 years. Prior to September 27, 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

Under U.S. GAAP, identifiable intangible assets are separately valued and amortized over their useful lives. The separately identifiable intangible assets included in the U.S. GAAP balance sheet are principally comprised of brand rights which are being amortized over 25 to 30 years.

The company adopted SFAS 142, “Goodwill and Other Intangible Assets” with effect from July 1, 2001 and accordingly goodwill generated on acquisitions after this date was not amortized. For purchase transactions prior to July 1, 2001, goodwill was capitalized and amortized over its useful life. From September 29, 2002, in accordance with SFAS 142, the company no longer amortizes goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The company has completed the first step of the impairment test under the transitional requirements of SFAS 142 and an annual impairment review as of September 30, 2003. No impairment charge of goodwill was indicated. A reconciliation of previously reported net income under U.S. GAAP and income per share to the amounts adjusted for the exclusion of goodwill amortization is presented below. Income per ordinary share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average ordinary shares outstanding for all periods presented.

	2001	2002	2003
(In £’s million)
Net income under U.S. GAAP	426	299	496
Adjustment for net goodwill amortization	22	27	—
Adjusted	448	326	496
(In pence)
Basic net income per ordinary share	68.9	45.1	68.5
Adjustment for net goodwill amortization	3.6	4.1	—
Adjusted	72.5	49.2	68.5
(In pence)
Diluted net income per ordinary share	68.4	44.8	68.2
Adjustment for net goodwill amortization	3.5	4.0	—
Adjusted	71.9	48.8	68.2

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

(v)                                   Proposed dividends

Under U.K. GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year’s earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

Under U.S. GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi)                               Shares held by the Employee Share Ownership Trusts (ESOTs)

Under U.K. GAAP, shares held by the Trusts are recorded at cost and reflected as a fixed asset investment in the group’s balance sheet.

Under U.S. GAAP, these shares are recorded at cost and reflected as a deduction from shareholders’ funds.

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

(viii)                       Inventory step-up

On acquisition under U.K. GAAP, the fair value of inventory is represented by the acquired companies’ current cost of reproducing that inventory.

On acquisition under U.S. GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(ix)                              Restructuring costs

On acquisition under U.K. GAAP, restructuring provisions may only be recognized as a fair value adjustment, if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

On acquisition under U.S. GAAP, restructuring liabilities relating solely to the acquired entity may be provided in the opening balance as a fair value exercise, if specific criteria about restructuring plans are met.

(x)                                  Net income per share

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS 128.

(In £’s million)	2001		2002		2003
Numerator:
Numerator for basic and diluted net income per ordinary share	426		299		496
Denominator (number of shares):
Denominator for basic net income per ordinary share	618,713,424		663,380,317		724,328,162
Effect of Common Stock Equivalents (number of shares):
Employees share options	4,090,105		3,677,285		3,225,153
Denominator for diluted net income per ordinary share	622,803,529		667,057,602		727,553,315
Basic net income per ordinary share	68.9	p	45.1	p	68.5	p
Diluted net income per ordinary share	68.4	p	44.8	p	68.2	p
Basic net income per ADS	137.8	p	90.2	p	137.0	p
Diluted net income per ADS	136.8	p	89.6	p	136.4	p

Each ADS represents two Imperial Tobacco Group PLC ordinary shares.

(xi)                              U.S. GAAP equity roll forward

Shareholders’ equity roll forward prepared in accordance with U.S. GAAP is as follows:

(In £’s million)	2002	2003
Balance at beginning of year	(1)	1,105
Net income	299	496
Rights issue	985	—
Dividends	(184)	(254)
ESOT shares	(6)	(17)
Net exchange movements	12	140
Balance at end of year	1,105	1,470

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

A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below. For the purposes of this summary, the group considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(In £’s million)	2001	2002	2003
Net cash provided by operating activities	324	511	411
Net cash used in investing activities	(299)	(3,023)	(108)
Net cash (used in)/provided by financing activities	(165)	2,591	(380)
Net (decrease)/increase in cash and cash equivalents	(140)	79	(77)
Effect of exchange rate changes on cash and cash equivalents	1	4	42
Cash and cash equivalents at beginning of year	480	341	424
Cash and cash equivalents at end of year	341	424	389
Cash and cash equivalents at end of year are:
Cash at bank and in hand	198	312	321
Current asset investments	143	112	68

(xiii)                      Impact of new accounting standards

In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS 149  “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement is not expected to have a material effect on the company’s results.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first fiscal period beginning after December 15, 2003. The adoption of this statement is not expected to have a material effect on the company’s results.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” FIN No. 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The group currently have no contractual relationship or other business relationship with a variable interest entity and, therefore, the group does not expect the adoption of FIN No. 46 to have a material effect on its consolidated financial position, results of operations or cash flows.

30          Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla UK Limited	Manufacture of rolling papers in the United Kingdom

Incorporated overseas Name and country of incorporation	Principal activity

Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of cigarettes in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and sale of tobacco products in the Republic of Ireland
Reemtsma Debreceni Dohánigyàr Kft, Hungary	Manufacture, marketing and sale of cigarettes in Hungary
John Player S.A., Spain	Marketing and sale of cigarettes in Spain
Imperial Tobacco (Asia) Ptd. Ltd., China	Marketing of cigarettes in China
Reemtsma International Praha spol s.r.o., Czech Republic	Marketing and sale of cigarettes in the Czech Republic
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes in the Ukraine
Reemtsma Ukraine, Ukraine	Marketing and sale of cigarettes in the Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of cigarettes in Russia
Slovak International Tabac a.s., Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture of roll-your-own and pipe tobaccos and marketing and sale of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Sale of roll-your-own and pipe tobaccos throughout the world

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned(2)
CINTA Compagnie Indépendente des Tabacs S.A., Belgium	Marketing and sale of tobacco products in Belgium	75
Dunkerquoise des Blends S.A., France	Tobacco processing	100
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of cigarettes	90
Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	99
Reemtsma Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96
Societe Ivoirienne des Tabacs S.A. (1), Cote d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	73
Tobaccor S.A., France	Holding investments in subsidiary companies	86
Tobačna Ljubljana d.o.o., Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76

(1)   Listed on the Cote d’Ivoire Stock Exchange

(2)   The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

In addition the group also wholly owns the following partnerships:

Name and country	Principal activity

Imperial Tobacco (EFKA) GmbH & Co. KG, Germany Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.	Manufacture of tubes in Germany

Reemtsma Holding GmbH & Co KG, Germany Principal place of business: Parkstrasse 51, 22605 Hamburg, Germany.	Holding investments in subsidiary companies

The consolidated group financial statements include all the subsidiary undertakings and entities shown above.  With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the company, none of the shares in the subsidiaries are held directly by the company.  A full list of subsidiaries is attached to the Annual Return of the group available from Companies House, Crown Way, Cardiff CF14 3UZ.

31                                  Supplemental Condensed Consolidating Financial Information

The following condensed consolidating financial information is given in respect of Imperial Tobacco Limited (“Subsidiary Guarantor”), which became joint full and unconditional guarantor on February 10, 2003, with Imperial Tobacco Group PLC (“Parent”), of the $600,000,000 7 1/8% Guaranteed Notes due April 1, 2009 of Imperial Tobacco Overseas B.V. (“Issuer”). Imperial Tobacco Limited and Imperial Tobacco Overseas B.V. are wholly-owned subsidiaries of Imperial Tobacco Group.

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

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

Period Ended September 30, 2003

(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,424	9,400	(2,412)	11,412
Duty in turnover	—	—	(3,667)	(5,288)	743	(8,212)
Turnover excluding duty	—	—	757	4,112	(1,669)	3,200
Costs and overheads less other income	(5)	—	(462)	(3,521)	1,669	(2,319)
Operating profit/(loss)	(5)	—	295	591	—	881
Profit on disposal of fixed assets	—	—	—	12	—	12
Income from shares in group undertakings	240	—	80	492	(812)	—
Profit on ordinary activities before interest	235	—	375	1,095	(812)	893
Interest	—	—	17	(254)	—	(237)
Profit on ordinary activities before tax	235	—	392	841	(812)	656
Taxation	—	—	(49)	(183)	—	(232)
Profit on ordinary activities after tax	235	—	343	658	(812)	424
Equity minority interests	—	—	—	(3)	—	(3)
Equity income/(loss)	186	—	259	—	(445)	—
Profit attributable to shareholders	421	—	602	655	(1,257)	421
Dividends	(304)	—	(420)	(392)	812	(304)
Profit/(loss) for the year	117	—	182	263	(445)	117

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

	Period Ended September 28, 2002
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,295	5,526	(1,525)	8,296
Duty in turnover	—	—	(3,558)	(2,883)	364	(6,077)
Turnover excluding duty	—	—	737	2,643	(1,161)	2,219
Costs and overheads less other income	(33)	—	(412)	(2,334)	1,163	(1,616)
Operating profit/(loss)	(33)	—	325	309	2	603
Income from shares in group undertakings	372	—	295	1,255	(1,922)	—
Profit on ordinary activities before interest	339	—	620	1,564	(1,920)	603
Interest	—	—	15	(195)	—	(180)
Profit on ordinary activities before tax	339	—	635	1,369	(1,920)	423
Taxation	—	—	(77)	(62)	(1)	(140)
Profit on ordinary activities after tax	339	—	558	1,307	(1,921)	283
Equity minority interests	—	—	—	(11)	—	(11)
Equity income/(loss)	(67)	—	(89)	—	156	—
Profit attributable to shareholders	272	—	469	1,296	(1,765)	272
Dividends	(229)	—	(560)	(1,362)	1,922	(229)
Profit/(loss) for the year	43	—	(91)	(66)	157	43

PROFIT AND LOSS ACCOUNT
Amounts in accordance with U.K. GAAP

Period Ended September 29, 2001

(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	3,933	3,037	(1,052)	5,918
Duty in turnover	—	—	(3,244)	(1,419)	219	(4,444)
Turnover excluding duty	—	—	689	1,618	(833)	1,474
Costs and overheads less other income	(8)	—	(388)	(1,307)	833	(870)
Operating profit/(loss)	(8)	—	301	311	—	604
Income from shares in group undertakings	186	—	—	359	(545)	—
Profit on ordinary activities before interest	178	—	301	670	(545)	604
Interest	—	1	(8)	(103)	—	(110)
Profit on ordinary activities before tax	178	1	293	567	(545)	494
Taxation	—	—	(68)	(71)	—	(139)
Profit on ordinary activities after tax	178	1	225	496	(545)	355
Equity minority interests	—	—	—	(5)	—	(5)
Equity income/(loss)	172	—	289	—	(461)	—
Profit attributable to shareholders	350	1	514	491	(1,006)	350
Dividends	(178)	(1)	(347)	(197)	545	(178)
Profit/(loss) for the year	172	—	167	294	(461)	172

BALANCE SHEET DATA

Amounts in accordance with U.K. GAAP

	As at September 30, 2003
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Fixed Assets
Intangible assets	—	—	—	370	3,437	3,807
Tangible assets	—	—	134	580	—	714
Investments	—	—	—	30,426	(30,383)	43
Total assets	—	—	134	31,376	(26,946)	4,564

Current assets
Stocks	—	—	138	905	(34)	1,009
Debtors	440	360	4,209	25,859	(29,866)	1,002
Investments	—	—	—	68	—	68
Cash	—	—	20	301	—	321
Total current assets	440	360	4,367	27,133	(29,900)	2,400
Creditors: amounts falling due within one year	(345)	(1)	(3,024)	(29,376)	29,871	(2,875)
Net current assets/(liabilities)	95	359	1,343	(2,243)	(29)	(475)
Total assets less current liabilities	95	359	1,477	29,133	(26,975)	4,089

Creditors: amount due after more than one year	—	(359)	—	(3,126)	—	(3,485)
Provisions for liabilities and charges	—	—	(11)	(498)	—	(509)
Net assets/(liabilities)	95	—	1,466	25,509	(26,975)	95

Capital and reserves		—
Called up share capital	73	—	11	7,609	(7,620)	73
Shareholders’ equity	22	—	1,455	17,905	(19,379)	3
Equity shareholders’ funds	95	—	1,466	25,514	(26,999)	76
Equity minority interests	—	—	—	(5)	24	19
	95	—	1,466	25,509	(26,975)	95

BALANCE SHEET DATA

Amounts in accordance with U.K. GAAP

As at September 28, 2002

(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Fixed Assets
Intangible assets	—	—	—	157	3,406	3,563
Tangible assets	—	—	141	610	—	751
Investments	—	—	—	25,738	(25,715)	23
Total assets	—	—	141	26,505	(22,309)	4,337

Current assets
Stocks	—	—	172	829	(24)	977
Debtors	190	385	3,938	24,927	(28,706)	734
Investments	—	—	—	112	—	112
Cash	9	—	12	291	—	312
Total current assets	199	385	4,122	26,159	(28,730)	2,135
Creditors: amounts falling due within one year	(274)	(1)	(3,023)	(27,730)	28,706	(2,322)
Net current assets/(liabilities)	(75)	384	1,099	(1,571)	(24)	(187)
Total assets less current liabilities	(75)	384	1,240	24,934	(22,333)	4,150

Creditors: amount due after more than one year	—	(384)	—	(3,310)	—	(3,694)
Provisions for liabilities and charges	—	—	(9)	(524)	2	(531)
Net assets/(liabilities)	(75)	—	1,231	21,100	(22,331)	(75)
		—
Capital and reserves		—
Called up share capital	73	—	11	7,019	(7,030)	73
Shareholders’ equity	(148)	—	1,220	14,078	(15,315)	(165)
Equity shareholders’ funds	(75)	—	1,231	21,097	(22,345)	(92)
Equity minority interests	—	—	—	3	14	17
	(75)	—	1,231	21,100	(22,331)	(75)

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

For the period ended September 30, 2003

(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(16)	—	65	753	—	802
Cash flows from returns on investments and servicing of finance	—	—	—	(237)	—	(237)
Taxation	—	—	(63)	(91)	—	(154)
Cash flows from capital expenditure and financial investment	—	—	(30)	(69)	—	(99)
Acquisitions
Payments to acquire businesses	—	—	—	(2)	—	(2)
Net cash acquired with businesses	—	—	—	—	—	—
Deferred consideration	—	—	—	(47)	—	(47)
Net cash flow from acquisitions	—	—	—	(49)	—	(49)
Equity dividends paid	(254)	—	—	—	—	(254)
Management of liquid resources	—	—	—	58	—	58
Cash flows from financing	261	—	36	(383)	—	(86)
Increase/(decrease) in cash in the year	(9)	—	8	(18)	—	(19)

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

For the period ended September 28, 2002

(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(21)	—	441	404	—	824
Cash flows from returns on investments and servicing of finance	—	—	1	(157)	—	(156)
Taxation	—	—	(74)	(83)	—	(157)
Cash flows from capital expenditure and financial investment	(983)	—	(1,011)	(15,075)	17,015	(54)
Acquisitions
Payments to acquire businesses	—	—	—	(3,442)	—	(3,442)
Net cash acquired with businesses	—	—	—	266	—	266
Net cash flow from acquisitions	—	—	—	(3,176)	—	(3,176)
Equity dividends paid	(184)	—	—	—	—	(184)
Management of liquid resources	—	—	—	233	—	233
Cash flows from financing	1,157	—	599	18,042	(17,015)	2,783
Increase/(decrease) in cash in the year	(31)	—	(44)	188	—	113

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

For the period ended September 29, 2001

(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(9)	—	384	266	—	641
Cash flows from returns on investments and servicing of finance	—	—	2	(165)	—	(163)
Taxation	—	—	(103)	(51)	—	(154)
Cash flows from capital expenditure and financial investment	—	—	(17)	(387)	366	(38)
Acquisitions
Payments to acquire businesses	—	—	—	(275)	—	(275)
Net cash acquired with businesses	—	—	—	16	—	16
Deferred consideration	—	—	—	(2)	—	(2)
Net cash flow from acquisitions	—	—	—	(261)	—	(261)
Equity dividends paid	(167)	—	—	—	—	(167)
Management of liquid resources	—	—	—	8	—	8
Cash flows from financing	156	—	(317)	529	(366)	2
Increase/(decrease) in cash in the year	(20)	—	(51)	(61)	—	(132)

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2003

	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	£’m	£’m	£’m	£’m	£’m	£’m
Profit/(loss) attributable to shareholders under U.K. GAAP	421	—	602	655	(1,257)	421
U.S. GAAP adjustments:
Pensions	—	—	8	(6)	—	2
Amortization of goodwill	—	—	—	194	—	194
Amortization of brands/trademarks/licenses	—	—	—	(102)	—	(102)
Deferred taxation	—	—	(2)	59	—	57
Mark to market adjustments	—	—	—	(82)	—	(82)
Employee share schemes charge to the profit and loss account	—	—	5	1	—	6
Equity income/(loss)	75	—	64	—	(139)	—
Net income under U.S. GAAP	496	—	677	719	(1,396)	496
Equity shareholders’ funds under U.K. GAAP	95	—	1,466	25,514	(26,999)	76
U.S. GAAP adjustments:
Pensions	—	—	311	34	—	345
Goodwill	—	—	—	(1,060)	—	(1,060)
Brands/trademarks/licenses	—	—	—	2,921	—	2,921
Deferred taxation	—	—	(97)	(911)	—	(1,008)
Mark to market adjustments	—	—	—	13	—	13
Proposed dividend	217	—	—	—	—	217
Shares held by Employee share ownership trusts	—	—	(36)	—	—	(36)
Employee share schemes charge to the profit and loss account	—	—	1	1	—	2
Equity accounting adjustment	1,158	—	998	—	(2,156)	—
Shareholders’ funds/(deficits) under U.S. GAAP	1,470	—	2,643	26,512	(29,155)	1,470
A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.
Cash flow statements
Net cash provided by operating entities	(16)	—	2	425	—	411
Net cash used in investing activities	—	—	(8)	(100)	—	(108)
Net cash provided by/(used in) financing activities	7	—	14	(401)	—	(380)
Net increase/(decrease) in cash and cash equivalents	(9)	—	8	(76)	—	(77)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	42	—	42
Cash and cash equivalents at beginning of year	9	—	12	403	—	424
Cash and cash equivalents at end of year	—	—	20	369	—	389
Cash and cash equivalents at end of year are:
Cash at bank and in hand	—	—	20	301	—	321
Current assets investments	—	—	—	68	—	68

Year ended September 28, 2002

	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	£’m	£’m	£’m	£’m	£’m	£’m
Profit/(loss) attributable to shareholders under U.K. GAAP	272	—	469	1,296	(1,765)	272
U.S. GAAP adjustments:
Pensions	—	—	18	(5)	—	13
Amortization of goodwill	—	—	—	48	—	48
Amortization of brands/trademarks/licenses	—	—	—	(38)	—	(38)
Deferred taxation	—	—	(5)	21	—	16
Mark to market adjustments	—	—	—	(10)	—	(10)
Employee share schemes charge to the profit and loss account	—	—	(3)	(1)	—	(4)
Acquisitions inventory step-up	—	—	—	(42)	—	(42)
Restructuring costs on acquisition	—	—	—	44	—	44
Equity income/(loss)	27	—	17	—	(44)	—
Net income under U.S. GAAP	299	—	496	1,313	(1,809)	299
Equity shareholders’ funds under U.K. GAAP	(75)	—	1,231	21,097	(22,345)	(92)
U.S. GAAP adjustments:
Pensions	—	—	304	31	—	335
Goodwill	—	—	—	(1,122)	—	(1,122)
Brands/trademarks/licenses	—	—	—	2,712	—	2,712
Deferred taxation	—	—	(95)	(872)	—	(967)
Mark to market adjustments	—	—	—	95	—	95
Proposed dividend	167	—	—	—	—	167
Shares held by Employee share ownership trusts	—	—	(19)	—	—	(19)
Employee share schemes charge to the profit and loss account	—	—	(3)	(1)	—	(4)
Equity accounting adjustment	1,013	—	843	—	(1,856)	—
Shareholders’ funds/(deficits) under U.S. GAAP	1,105	—	2,261	21,940	(24,201)	1,105
A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.
Cash flow statements
Net cash provided by operating entities	(21)	—	368	164	—	511
Net cash used in investing activities	—	—	(20)	(3,003)	—	(3,023)
Net cash provided by/(used in) financing activities	(10)	—	(392)	2,993	—	2,591
Net increase/(decrease) in cash and cash equivalents	(31)	—	(44)	154	—	79
Effect of exchange rate changes on cash and cash equivalents	—	—	—	4	—	4
Cash and cash equivalents at beginning of year	40	—	56	245	—	341
Cash and cash equivalents at end of year	9	—	12	403	—	424
Cash and cash equivalents at end of year are:
Cash at bank and in hand	9	—	12	291	—	312
Current assets investments	—	—	—	112	—	112

Year ended September 29, 2001

	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	£’m	£’m	£’m	£’m	£’m	£’m
Profit/(loss) attributable to shareholders under U.K. GAAP	350	1	514	491	(1,006)	350
U.S. GAAP adjustments:
Pensions	—	—	39	6	—	45
Amortization of goodwill	—	—	—	(14)	—	(14)
Amortization of brands/trademarks/licenses	—	—	—	(8)	—	(8)
Deferred taxation	—	—	(12)	(33)	—	(45)
Mark to market adjustments	—	—	—	106	—	106
Acquisitions inventory step-up	—	—	—	(8)	—	(8)
Equity income/(loss)	76	—	49	—	(125)	—
Net income under U.S. GAAP	426	1	590	540	(1,131)	426

A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.
Cash flow statements
Net cash provided by operating entities	9	—	283	50	—	324
Net cash used in investing activities	—	—	(17)	(282)	—	(299)
Net Cash provided by/(used in) financing activities	(11)	—	(317)	163	—	(165)
Net increase/(decrease) in cash and cash equivalents	20	—	(51)	(69)	—	(140)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	1	—	1
Cash and cash equivalents at beginning of year	60	—	107	313	—	480
Cash and cash equivalents at end of year	40	—	56	245	—	341
Cash and cash equivalents at end of year are:
Cash at bank and in hand	40	—	56	102	—	198
Current assets investments	—	—	—	143	—	143

Exhibits

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco.

2.1

Form of Indenture among Imperial Tobacco Overseas B.V., Imperial Tobacco and The Chase Manhattan Bank, as Trustee, including form of note (incorporated by reference to Exhibit 4.1 to Imperial Tobacco Overseas’s and Imperial Tobacco’s Registration Statement on Form F-1, dated March 26, 1999 (File Nos. 333-10128 and 333-10128-01)).

2.2

Form of Amended and Restated Deposit Agreement among Imperial Tobacco, Citibank, N.A., as the Depositary, and all holders and beneficial owners of ADRs issued thereunder (incorporated by reference to Exhibit 2.1 to Imperial Tobacco’s Registration Statement on Form 20-F, dated October 26, 1998 (File No. 1-14874) (the “1997 20-F Registration Statement”)).

2.3

Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/8% Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco. (incorporated by reference to Exhibit 2.3 to Imperial Tobacco’s Registration Statement on Form 20-F, dated February 14, 2002 (File No. 1-14874) (the “2002 20-F Registration Statement”)).

4.1	Demerger Agreement, dated as of August 28, 1996, between Hanson PLC and Imperial Tobacco (incorporated by reference to Exhibit 3.1 to the 1997 20-F Registration Statement).

4.2	Deed, dated as of August 28, 1996, between Hanson and Imperial Tobacco Limited (incorporated by reference to Exhibit 3.2 to the 1997 20-F Registration Statement).

4.3	Imperial Tobacco Group PLC Share Matching Scheme.

4.4	Imperial Tobacco Group PLC Long-Term Incentive Plan.

4.5	Imperial Tobacco Group PLC Sharesave Scheme.

4.6	Imperial Tobacco Group PLC International Sharesave Plan.

4.7	Imperial Tobacco Group PLC Bonus Match Plan.

4.8	Directors’ Service Contracts.

4.9

Share Purchase Agreement, dated March 7, 2002 among Imperial Tobacco, Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco’s Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

4.10

Underwriting Agreement, dated March 7, 2002, between Imperial Tobacco, Hoare Govett Limited, Morgan Stanley & Co. International Limited and Deutsche Bank AG London. (incorporated by reference to Exhibit 4.10 to the 2002 20-F Registration Statement).

4.11

Option Agreement, dated March 7, 2002, between Tchibo Holding Aktiengesellschaft and certain other holders of shares of Reemtsma (incorporated by reference to Imperial Tobacco’s Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

4.12	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma (incorporated by reference to Exhibit 4.12 to the 2002 20-F Registration Statement).

4.13

Euro 6,000,000,000 Debt Issuance Programme (Euro Medium Term Note Program) of Imperial Tobacco Overseas B.V. and Imperial Tobacco Finance PLC, guaranteed by Imperial Tobacco, with fourteen banks in dealer group, including J.P. Morgan Securities

Ltd. as arranger (Offering Circular incorporated by reference to Imperial Tobacco’s Report of Foreign Private Issuer on Form 6-K, dated October 28, 2002 (File No. 1-14874)).

8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 30 of the Notes to Consolidated Financial Statements included in this annual report.

11.1	Code of Ethics

12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.