Form 20-F
period 2004-09-30
IMPERIAL TOBACCO GROUP PLC
filed 2005-03-21
CIK 1072670

As filed with the Securities and Exchange Commission on March 21, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2004: 729,200,921 Ordinary Shares of 10p each.

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

Item 17  ☒     Item 18  ☐

TABLE OF CONTENTS

Part I

Item 1.		Identity of Directors, Senior Management and Advisers

Item 2.		Offer Statistics and Expected Timetable

Item 3.		Key Information

	A	Selected Financial Data

	B	Capitalization and Indebtedness

	C	Reasons for the Offer and Use of Proceeds

	D	Risk Factors

Item 4.		Information on the Company

	A	History and Development

	B	Business Overview

	C	Organizational Structure

	D	Property, Plant and Equipment

Item 5.		Operating and Financial Review and Prospects

	A	Operating Results

	B	Liquidity and Capital Resources

	C	Research and Development, Patents and Licenses

	D	Trend Information

	E	Contractual Obligations and Commercial Commitments

	F	Off-Balance Sheet Arrangements

Item 6.		Directors, Senior Management and Employees

	A	Directors and Senior Management

	B	Compensation

	C	Board Practices

	D	Employees

	E	Share Ownership

Item 7.		Major Shareholders and Related Party Transactions

	A	Major Shareholders

	B	Related Party Transactions

	C	Interests of Experts and Counsel

Item 8.		Financial Information

	A	Consolidated Statements and Other Financial Information

	B	Significant Changes

i

Item 9.		The Offer and Listing

	A	Offer and Listing Details

	B	Plan of Distribution

	C	Markets

	D	Selling Shareholders

	E	Dilution

	F	Expenses of the Issue

Item 10.		Additional Information

	A	Share Capital

	B	Memorandum and Articles of Association

	C	Material Contracts

	D	Exchange Controls

	E	Taxation

	F	Dividends and Paying Agents

	G	Statement by Experts

	H	Documents on Display

	I	Subsidiary Information

Item 11.		Quantitative and Qualitative Disclosures about Market Risk

Item 12.		Description of Securities other than Equity Securities

Part II

Item 13.		Defaults, Dividend Arrearages and Delinquencies

Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15.		Disclosure Controls and Procedures

Item 16.

	A	Audit Committee Financial Expert

	B	Code of Ethics

	C	Principal Accountant’s Fees and Services

	D	Exemptions from Listing Standards for Audit Committees

Part III

Item 17.		Financial Statements

Item 18.		Financial Statements*

Item 19.		Exhibits

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

•                  “ADR” means American Depositary Receipt and “ADRs” means American Depositary Receipts;

•                  “ADS” means American Depositary Share and “ADSs” means American Depositary Shares;

•                  “ASB” means the U.K. Accounting Standards Board;

•                  “Baelen” means the roll your own tobacco manufacturing and distribution business of Baelen International N.V. and Tabakbedrijf Baelen N.V., collectively the “Baelen group,” which we acquired on September 29, 2000 and have now merged into Ets. L. Lacroix Fils N.V.;

•                  “CTC” means the filter tubes manufacturing business of the CTC Tube Company of Canada, which we acquired on May 11, 2004;

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

•                  “E.U.” means the European Union, which includes Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, the Republic of Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom;

•                  “€” and “euro” refer to the single currency of the twelve Member States of the European Union which have satisfied the convergence criteria set forth in the Maastricht Treaty and did not opt out of participation in European Economic and Monetary Union on January 1, 1999;

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

•                  “Reemtsma” means the cigarette manufacturing and distribution business of Reemtsma Cigarettenfabriken GmbH in which we acquired a 90.01% interest from Tchibo Holding AG and other investors on May 15, 2002.  An option agreement was entered into which enabled the group to acquire the outstanding 9.99%.  As a result of a profit pooling agreement with the holders of the outstanding 9.99%, the group consolidated 100% of the results and net assets of Reemtsma and reflected a liability to the holders of the 9.99% from May 15, 2002.  During fiscal 2004, we acquired the remaining 9.99% of Reemtsma;

•                  “Rizla” means the rolling papers manufacturing and distribution business of Rizla International B.V., which we acquired from certain investors on January 27, 1997;

•                  “SEC” means the U.S. Securities and Exchange Commission;

•                  “SFAS” means Statement of Financial Accounting Standard as prepared by the U.S. Financial Accounting Standards Board;

•                  “Tobaccor” means the cigarette manufacturing and distribution business of Tobaccor S.A., in which we acquired a 75% interest from Bolloré S.A. on March 30, 2001.  Following the acquisition of a further 12.5% on September 23, 2002, we agreed a fixed price for the purchase of the remaining interest.  The remaining interest of Bolloré in Tobaccor was then acquired in October 2003 with payment deferred until December 31, 2005.  We consolidate 100% of Tobaccor S.A.;

•                  “tonnes” means metric tonnes, equal to 1,000 kilograms or 2,204.6 pounds;

•                  “turnover” means sales revenue;

•                  “United Kingdom” and “U.K.” mean the United Kingdom of Great Britain and Northern Ireland;

•                  “United States” and “U.S.” mean the United States of America;

•                  “Van Nelle Tabak” means the non-U.S. tobacco business of Douwe Egberts Van Nelle B.V., which we acquired from Sara Lee Corporation on July 1, 1998 and renamed “Van Nelle Tabak”; and

•                  “VAT” means value added tax.

In the past our fiscal year normally ended on the Saturday nearest September 30 of each year, except in fiscal 2000 when our fiscal year end was September 23.  However, from fiscal 2003 and henceforth, our fiscal year end has been changed to September 30.  Therefore, references to fiscal years can reflect either a 52-week or 53-week period or, for fiscal 2003, a 52-week and three-day period.  For fiscal 2004 our year end is, and going forward, our fiscal year will be, a period of 365 or 366 days.

Management assesses the financial performance of our business using non-GAAP measures of turnover excluding duty and operating profit before amortization of goodwill and intangibles and before exceptional items.  Management believes that these measures provide a better comparison of underlying business performance.  The non-GAAP measure of turnover excluding duty removes the distortion in the trends of our turnover and operating margins that are caused by the different excise regimes that exist within the markets in which we operate.  These measures are derived from our consolidated statements of income.

Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

Our consolidated financial statements are expressed in pounds sterling and prepared in accordance with U.K. GAAP, which differs from U.S. GAAP in certain respects.  Please see note 30 of the notes to our consolidated financial statements, included in this annual report, for a discussion of the principal differences between U.K. GAAP and U.S. GAAP relevant to our consolidated financial statements.

Solely for your convenience, this annual report contains translations of certain pounds sterling amounts into U.S. dollars at the pounds sterling noon buying rate on September 30, 2004, the date of our most recent balance sheet included in this annual report.  The pounds sterling noon buying rate was $1.809 per £1.00 on September 30, 2004 and $1.923 per £1.00 on March 10, 2005.

Translations contained in this annual report do not constitute representations that the stated pounds sterling amounts actually represent such U.S. dollar amounts or vice versa, or that amounts could be or could have been converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate.  Fluctuations in the exchange rate between pounds sterling and U.S. dollars will affect, among other things, the U.S. dollar equivalent of the pounds sterling price of our ordinary shares on the London Stock Exchange, which is likely to affect the market price of our ADSs.  Such fluctuations could also affect the U.S. dollar equivalent of the pounds sterling dividends paid on our ordinary shares.

World data and individual market data referred to herein with respect to us and our competitors are management estimates derived, where available, from a variety of sources, including internal sales data, factory sales information provided by tobacco manufacturers and importers, customs data, trade journals, publications and governmental statistics, as well as independently compiled market research statistics derived from Point of Sale surveys and trade questionnaires.  Unless otherwise indicated, market volume and share data referred to herein with respect to us and our competitors refers to unit sales in the relevant fiscal year.  All market shares and comparisons of market shares are stated on a moving annual total basis, unless stated otherwise.  This is a change from previous years and has required the restating of some fiscal 2003 comparative amounts to provide a consistent moving annual total basis.

Solely for your convenience, we have provided our website address and those of certain third parties in this annual report.  We do not take responsibility for the information contained in any third-party websites and no information in our website or any third-party websites should be deemed to be incorporated in, or form a part of, this annual report.

v

PART I

Item 1:  Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2:  Offer Statistics and Expected Timetable

This item is not applicable.

Item 3:  Key Information

A     Selected Financial Data

The selected consolidated financial information of Imperial Tobacco set forth below should be read in conjunction with, and is qualified in its entirety by reference to, Imperial Tobacco’s consolidated financial statements and notes thereto included elsewhere in this annual report and with Item 5: Operating and Financial Review and Prospects.  The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 30, 2003 and September 30, 2004 and for each of the three fiscal years in the period ended September 30, 2004 are derived from the audited consolidated financial statements included in this annual report.  Such audited consolidated financial statements for Imperial Tobacco Group PLC as at September 30, 2003 and September 30, 2004 and for each of the three fiscal years in the period ended September 30, 2004 have been audited by PricewaterhouseCoopers LLP, as indicated in their report included in this annual report.  The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 23, 2000, September 29, 2001 and September 28, 2002 and for each of the two fiscal years in the period ended September 29, 2001 are derived from financial statements not included in this annual report.

Balance sheet data is as at September 23, 2000, September 29, 2001, September 28, 2002, September 30, 2003 and September 30, 2004.  Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP.  For a description of the principal differences between U.K. GAAP and U.S. GAAP relevant to our consolidated financial statements, a reconciliation to U.S. GAAP of net income for each of the three fiscal years in the period ended September 30, 2004, and a reconciliation to U.S. GAAP of shareholders’ funds as at September 30, 2003 and September 30, 2004, see note 30 to our consolidated financial statements included in this annual report.

Pounds sterling amounts in fiscal 2004 have been translated into U.S. dollars, solely for your convenience, at $1.809 per £1.00, the pounds sterling noon buying rate on September 30, 2004, the last business day of our most recent balance sheet included in this annual report.

	Fiscal year
	2000		2001		2002		2003		2004		2004
	£		£		£		£		£		$
	(in millions, except “per ordinary share” and “per ADS” amounts)
PROFIT AND LOSS ACCOUNT DATA
Amounts in accordance with U.K. GAAP
Turnover (1)	5,220		5,918		8,296		11,412		11,005		19,908
Duty in turnover	(3,920)		(4,444)		(6,077)		(8,212)		(7,973)		(14,423)
Turnover excluding duty(2)	1,300		1,474		2,219		3,200		3,032		5,485

Operating profit before amortization and exceptional items(3)	568		619		789		1,135		1,218		2,203
Amortization	(8)		(15)		(83)		(203)		(204)		(369)
Exceptional items	—		—		(103)		(51)		(129)		(233)
Operating profit	560		604		603		881		885		1,601
Profit on disposal of fixed assets	—		—		—		12		7		13
Profit on ordinary activities before interest and taxation	560		604		603		893		892		1,614
Interest	(110)		(110)		(180)		(237)		(204)		(369)
Profit on ordinary activities before tax	450		494		423		656		688		1,245
Taxation	(127)		(139)		(140)		(232)		(238)		(431)
Profit on ordinary activities after tax	323		355		283		424		450		814
Equity minority interests	—		(5)		(11)		(3)		(5)		(9)
Profit attributable to shareholders	323		350		272		421		445		805
Basic earnings per ordinary share(4)(6)	52.3	p	56.6	p	41.0	p	58.1	p	61.4	p	111.1	c
Diluted earnings per ordinary share(5)(6)	52.0	p	56.2	p	40.8	p	57.9	p	61.2	p	110.7	c

Shares used in calculation of basic earnings per share	618,067,536		618,713,424		663,380,317		724,328,162		724,263,415		724,263,415
Shares used in calculation of diluted earnings per share	620,331,237		622,803,529		667,057,602		727,553,315		727,592,045		727,592,045

Amounts in accordance with U.S. GAAP
Operating profit	567		619		624		981		976		1,766
Net income	323		426		299		496		543		982
Basic net income per ordinary share(4)(6)(7)	52.3	p	68.9	p	45.1	p	68.5	p	75.0	p	135.7	c
Basic net income per ADS(7)	104.6	p	137.8	p	90.2	p	137.0	p	150.0	p	271.4	c
Diluted net income per ordinary share(5)(6)(7)	52.1	p	68.4	p	44.8	p	68.2	p	74.6	p	135.0	c
Diluted net income per ADS(7)	104.2	p	136.8	p	89.6	p	136.4	p	149.2	p	270.0	c

Shares used in calculation of basic earnings per share	618,067,536		618,713,424		663,380,317		724,328,162		724,263,415		724,263,415
Shares used in calculation of diluted earnings per share	620,331,237		622,803,529		667,057,602		727,553,315		727,592,045		727,592,045

	Fiscal year
	Restated for UITF 17 & 38(9)
	2000	2001	2002	2003	2004	2004
	£	£	£	£	£	$
	(in millions)
BALANCE SHEET DATA
Amounts in accordance with U.K. GAAP
Total assets	1,529	1,870	6,453	6,928	6,429	11,630
Creditors: amounts falling due after more than one year	820	1,386	3,694	3,485	3,267	5,910
Shareholders’ funds(8)	(1,279)	(1,101)	(94)	59	136	246

Capital employed
By location (based on origin)
U.K.	63	38	(119)	191	247	447
Germany	—	(1)	(1)	64	(31)	(56)
Rest of Western Europe	108	272	99	119	77	139
Rest of the World	26	21	339	311	298	539
International	134	292	437	494	344	622

	197	330	318	685	591	1,069
Capital employed is reconciled to the consolidated balance sheets as follows:
Net (liabilities)/assets	(1,279)	(1,101)	(94)	59	136	246
Intangible fixed assets	(130)	(332)	(3,563)	(3,807)	(3,547)	(6,417)
Taxation	112	101	113	148	161	291
Net debt	1,383	1,540	3,695	4,068	3,588	6,491
Dividend payable	111	122	167	217	253	458
	197	330	318	685	591	1,069
Amounts in accordance with U.S. GAAP
Total assets	2,635	3,122	8,473	9,147	8,695	15,729
Shareholders’ funds	(267)	(1)	1,105	1,467	1,659	3,001

(1)          Turnover represents the amount charged to customers in respect of goods sold, services supplied and license fees, exclusive of applicable sales taxes or equivalents but inclusive of excise duty.

Sales of goods are recognized when risks and rewards of ownership pass to the customer and when collectibility of the related receivables is reasonably assured.

Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered.  License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

All income relates to continuing operations.  Figures for 2003 and 2004 include the full year results of Reemtsma.  Figures for 2002 include the results of Reemtsma for the four and a half months from acquisition.

(2)          Management assesses the financial performance of our business using a measure of turnover excluding duty.  Management believes that this measure provides a better comparison of underlying business performance, as it removes the distortion in the trends of our turnover and operating margins that are caused by the different excise regimes that exist within the markets in which we operate.  This measure is derived from our consolidated statements of income.  This measure is reconciled to the GAAP measure of turnover in Item 5A: Operating Results.

(3)          Management assesses the financial performance of our business using a measure of operating profit before amortization of goodwill and intangibles and before exceptional items.  Management believes that this measure provides a better comparison of underlying business performance.  This measure is derived from our consolidated statements of income.

(4)          Basic earnings per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue during the same period.

(5)          Diluted earnings per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue during the same period plus potentially dilutive share options.

(6)          Our issued and fully paid share capital as at September 30, 2004 was 729,200,921 ordinary shares of 10p each.  Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

(7)          The significant increase in U.S. GAAP earnings per share in fiscal 2001 is mainly due to the group deciding not to satisfy the requirements of SFAS 133 to achieve hedge accounting for its derivatives.  This resulted in a one-time, before tax credit for the initial adoption of SFAS 133 totaling £4 million and an unrealized gain of £101 million, which was recorded in the determination of net income in 2001.  In fiscal 2002, 2003 and 2004, this resulted in net unrealized losses of £10 million, £82 million and £50 million, respectively.

(8)          Net worth is negative for the fiscal years 2000, 2001 and 2002 because the consideration for the Demerger was determined based upon the fair market value, rather than the book value, of net assets acquired.  The difference between the consideration paid and net assets was offset against equity.

(9)          The balance sheet at September 30, 2002 and September 30, 2003 has been restated following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” as issued by the U.K. Accounting Standards Board (ASB).

Dividends

The following tables set forth the amounts of interim, final and total cash dividends we paid in respect of our ordinary shares for each of the last five fiscal years, indicated in pence per ordinary share, U.S. dollars per ordinary share and U.S. dollars per ADS, each of which represents two ordinary shares.  U.S. dollar amounts have been translated, solely for your convenience, at the pounds sterling noon buying rate on each of the respective payment dates for such interim and final dividends.

Dividends per share

	Pence per ordinary share			Translated into U.S. dollars per ordinary share			Translated into U.S. dollars per ADS
Fiscal Year	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2000	8.4	18.0	26.4	0.13	0.26	0.39	0.26	0.52	0.78
2001	9.0	19.8	28.8	0.13	0.29	0.42	0.26	0.58	0.84
2002	10.0	23.0	33.0	0.15	0.36	0.51	0.30	0.72	1.02
2003	12.0	30.0	42.0	0.20	0.56	0.76	0.40	1.12	1.52
2004	15.0	35.0	50.0	0.28	0.66	0.94	0.56	1.32	1.88

The table above presents dividends per share reflecting the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.  The actual dividends per share previously quoted prior to the rights issue are shown below:

Dividends per share (previously quoted prior to rights issue)

	Pence per ordinary share			Translated into U.S. dollars per ordinary share			Translated into U.S. dollars per ADS
Fiscal Year	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2000	10.1	21.6	31.7	0.15	0.31	0.46	0.30	0.62	0.92
2001	10.8	23.7	34.5	0.15	0.35	0.50	0.30	0.70	1.00
2002(1)	12.0			0.18			0.37

(1)          The 2002 final dividend was not quoted at the date of approval of the rights issue.

The actual rate at which cash dividends are converted to U.S. dollars by Citibank N.A., as depositary, may not equal the pounds sterling noon buying rates on the dividend payment date.  Fluctuations in the exchange rate between pounds sterling and U.S. dollars and expenses of the depositary will affect the U.S. dollar amounts actually received by holders of ADSs upon conversion by the depositary of such cash dividends.  For information concerning the taxation of dividends, see Item 10E: Taxation.

Exchange Rates

The following table sets forth, for the periods indicated, information in U.S. dollars to the nearest cent, with respect to:

•                  the period end pounds sterling noon buying rate on the last business day in the applicable fiscal year;

•                  the average of the pounds sterling noon buying rates on the last business day of each full month during the period;

•                  the high pounds sterling noon buying rate; and

•                  the low pounds sterling noon buying rate.

Fiscal Year	Period End	Average	High	Low
2000	1.46	1.57	1.68	1.40
2001	1.47	1.46	1.50	1.37
2002	1.55	1.47	1.56	1.41
2003	1.66	1.61	1.66	1.56
2004	1.81	1.80	1.90	1.66
2005 (through March 10, 2005)	1.92	1.90	1.92	1.83

The high and low pounds sterling noon buying rates in U.S. dollars per £1.00 for the last six months were:

	High	Low
September 2004	1.81	1.77
October 2004	1.84	1.78
November 2004	1.91	1.83
December 2004	1.95	1.91
January 2005	1.91	1.86
February 2005	1.92	1.86
March 2005 (through March 10, 2005)	1.93	1.91

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

We may be adversely affected by the declining demand for tobacco products in certain regions

In 2003, the most recent year for which worldwide information is available, an estimated 5.3 trillion cigarettes (2002: 5.3 trillion cigarettes) were sold throughout the world, including approximately 0.6 trillion in Western Europe (2002: 0.6 trillion), approximately 0.7 trillion in North and South America (2002: 0.7 trillion), approximately 2.8 trillion in Asia Pacific (2002: 2.8 trillion), approximately 0.7 trillion in Eastern Europe (2002: 0.7 trillion), approximately 0.3 trillion in the Middle East (2002: 0.3 trillion) and approximately 0.2 trillion in Africa (2002: 0.2 trillion).  Notwithstanding this general stability in the worldwide demand for cigarettes in fiscal 2004, there have been declines within certain markets in recent years.

The company’s two most significant markets by volume are the domestic markets of the United Kingdom and Germany.

In the United Kingdom, sales of U.K. duty-paid cigarettes were approximately 53 billion in fiscal 2004, placing it among the five largest markets by volume in Western Europe.  Total U.K. duty-paid cigarette consumer sales between fiscal years 1997 and 2004 fell by an average of approximately 5% per annum.  The average decline was approximately 9% per annum between fiscal years 1997 and 2000, following which the rate of decline has fallen to an average of approximately 2% per annum.  The underlying historic adverse trend has been encouraged particularly by consistent and substantial increases in excise duty on tobacco products, and also by increasing governmental regulation and heightened public awareness of smoking-related health concerns.  The United

Kingdom has one of the highest levels of taxation on tobacco products in the world, as approximately 78% of the recommended retail price for premium-priced cigarettes in that market consists of duties and taxes.  We believe that the U.K. duty structure has limited the potential for deep price discounting, while the high absolute level of taxation has prompted consumers to switch from the higher premium-price sector to lower-price sectors and has encouraged both legal and illegal cross-border trade from countries with lower levels of duty and heightened the incidence of counterfeit products.

In Germany, the largest market in Europe, total duty-paid sales of approximately 119 billion cigarettes were recorded in fiscal 2004.  Between fiscal years 1997 and 2004, market volume for cigarettes has fallen by an average of approximately 2% per annum.  However, within this period, between 1997 and 2002, market volume grew at a compound rate of 0.8%.  Since then, the duty-paid market has declined, following the impact of significant excise duty increases as the German government introduced taxes to fund anti-terrorism and health-care measures.  These duty increases augmented cigarette prices by one euro cent per cigarette in 2002 and January 2003, with further increases of 1.2 euro cents per cigarette on March 1, 2004 and December 1, 2004, and with another such increase proposed for September 1, 2005.  During the period since 1997, the market volume of other tobacco products has increased by an average of almost 8% per annum as consumers switch from cigarettes in response to the tax increases.

The advertising, sale and consumption of tobacco products in Europe and elsewhere have also been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to claims that cigarette smoking and tobacco products are harmful to health.  This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of cigarettes, introduced by regulation and voluntary agreements.  It has also resulted in the imposition of significant levels of taxation on tobacco products over recent years, and a number of countries have indicated that these may continue to increase during fiscal 2005.  In addition, anti-smoking groups are seeking to diminish the social acceptability of smoking.  For additional information about the regulatory influences affecting cigarette consumption, please see Item 4B: Business Overview – Regulatory Issues.

Any future substantial decline in the total tobacco market, particularly in the U.K. and German markets, could have a material adverse effect on our turnover, profit and financial condition.

Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which we operate

International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading and counterfeiting have proliferated, to the detriment of individual government revenues.  Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be exposed to investigations by customs or other authorities.  Criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees.  ITG, along with other responsible members of the tobacco industry, in liaison with government and customs authorities, has adopted a number of measures, including implementing pre-supply and post-supply checks on export shipments and strengthening information exchanges with customs authorities, to combat illegal cross-border trading and counterfeiting.  However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

In July 2003, following extensive dialogue, we signed a Memorandum of Understanding with HM Customs & Excise in the United Kingdom.  The Memorandum of Understanding sets out a framework of co-operation between HM Customs & Excise and Imperial Tobacco in order to seek to limit the smuggling of both contraband and counterfeit products into the United Kingdom, while minimizing obstacles to legitimate trade.  The fall in the smuggling of Imperial Tobacco’s brands back into the United Kingdom during fiscal 2004 has continued to be encouraging.  Since July 2003 we have signed five further Memoranda of Understanding with other customs authorities in Europe and discussions are at various stages with a number of other countries.

The investigation by German authorities, initiated in January 2003, into alleged foreign trading and related violations by Reemtsma employees during a period prior to its acquisition by the group is continuing.  A number of former and current employees have been interviewed and the German authorities have sought assistance from several other jurisdictions to obtain evidence.  However, to date, no charges have been brought against such individuals or Reemtsma in relation to these investigations, which could take several years to be concluded. A board committee, established in 2003 under the chairmanship of Mr Anthony Alexander, continues to monitor the progress and conduct of the investigation on a regular basis and the group’s responses on behalf of the board.  The German authorities’ investigations are based on alleged activities prior to the group’s acquisition of Reemtsma, and the committee remains satisfied that, since the acquisition, the group has not been involved in any activities of a nature similar to those alleged by the German authorities.

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

We may be adversely affected by challenges to the tax status of other tobacco products

The European Commission has challenged the German government’s application of E.U. tax directives, whereby certain products are taxed as fine-cut tobacco as opposed to cigarettes, and the matter has been referred to the European Court of Justice for determination.  This particular case only affects products on sale in Germany.  However, we are the world’s leading manufacturer of other tobacco products by volume and, as such, any significantly unfavorable tax treatment of other tobacco products, if widely adopted, may have a material adverse effect on our turnover, profit and financial condition.

We could incur substantial damages and costs in connection with litigation

Tobacco manufacturers, including us, have been sued by parties seeking damages for alleged smoking-related health effects.  To date no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action in the United Kingdom or Germany (our most important markets).  Only three tobacco-related health claims have ever proceeded to trial in the United Kingdom.  In one claim, which did not involve us, judgment was entered for the defendants.  In another claim, a group action against us and another manufacturer was abandoned following a preliminary hearing on the issue of limitation in which judgment was made in our favor.  In the third claim, which was commenced by Alfred McTear against us in 1993 and ended in February 2004, we expect judgment to be handed down in early 2005.  The impact of litigation on our business is discussed in further detail in Item 4B: Business Overview – Legal Environment.

Historically, Imperial did not sell tobacco products in the United States, the jurisdiction with the greatest occurrence of smoking-related health litigation.  However, Reemtsma had sold relatively small quantities of cigarettes in the United States between 1985 and 1999 and we continue to have limited sales in the U.S. duty-free market.  We are not a party to the 1998 Master Settlement Agreement that certain U.S. market participants have entered into with, among others, the attorneys general of 46 U.S. states, to settle healthcare reimbursement claims and other issues, and we cannot assure you that we will not be subject to litigation in the United States in the future.

We cannot assure you that legal aid funding will continue to be denied to plaintiffs in smoking-related health litigation in any jurisdiction in the future, that favorable decisions will be achieved in the proceedings pending against us, that additional proceedings by private, corporate or public sector plaintiffs will not be commenced against us in the United Kingdom or elsewhere, or that we will not incur damages which, if incurred, may be material.

Although it is not possible to predict the outcome of the pending smoking-related litigation, we believe that we have meritorious defenses to all pending actions and that they will not have a material adverse effect upon our turnover, profit or financial condition.  Regardless of the outcome of any litigation, we will incur costs defending claims which we may not be able to fully recover, irrespective of whether we are successful in defending such claims.  Historically the costs of defending such claims have not been material.

For additional information about litigation in our main markets, please see Item 4B: Business Overview – Legal Environment.

Our failure to manage growth could adversely affect our business

Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions.

Acquisitions require the attention of management and the diversion of other resources.  Our ability to effectively integrate and manage acquired businesses and handle any future growth will depend upon a number of factors, including our ability to:

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

We may be adversely affected by our activities in developing markets

Our expansion into both developing and emerging markets may present more challenging operating environments where margins in general may be lower and in which commercial practices may be of a lower standard than those in which we have historically operated.

In addition, some of the countries in which we operate, such as Iran and Syria, are subject to certain international sanctions. Our current operations in these jurisdictions are not material to our turnover, profit and financial condition. We seek to comply fully with international sanctions to the extent they are applicable to us. However, in doing so we may be restricted in the sources of products that we supply to these jurisdictions or by the nationality of the personnel that we involve in these activities. Future changes in international sanctions may prevent us from doing business in certain jurisdictions entirely.

Further, we may suffer from adverse public reaction or reputational harm as a result of doing business in countries that have been identified as state sponsors of terrorism by the U.S. State Department or that are subject to international sanctions, notwithstanding that these sanctions do not apply to us as a U.K-based group and regardless of the materiality of our operations in such countries to our operations or financial condition.  Any such reaction could have a material adverse effect on our turnover, profit and financial condition or on the market price for our shares and ADSs.

We may be unable to identify further acquisition opportunities

Historically, ITG has engaged in acquisitions, which have been complementary to the organic growth of the group.  The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully consummating those transactions.  Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market.  Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions.  ITG has historically faced competition for acquisitions, and in the future this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us.  In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisitions.

We may be adversely affected by our significant market position in certain markets

Imperial Tobacco Group has significant market shares in certain markets in which we operate, including the United Kingdom and Germany.  As a result, we may be subject to investigation for abuse of our position in these markets, which could result in adverse regulatory action by the authorities, including monetary fines, and negative publicity.

In fiscal 2003, we received two inquiries from the Office of Fair trading in the United Kingdom (“OFT”) into alleged infringements of U.K. competition law.  The first inquiry related to a relatively minor portion of the group’s business involving our supply of rolling papers to the U.K. market.  We were informed by the OFT on June 9, 2004 that the investigation into the terms and conditions of our supply of rolling papers had ended. Information was supplied to the OFT in October 2003 in relation to the second inquiry, which relates to the operations of the U.K. tobacco supply chain.  The OFT’s investigation is ongoing.

There can be no assurances that any such investigations will not result in actions being brought against us or that any such investigations or publicity will not have an adverse effect on our turnover, profit or financial condition.

We are exposed to currency fluctuations

We are exposed to the translation of the results of overseas subsidiaries into pounds sterling as well as the impact of trading transactions in foreign currencies.  For significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the balance sheet translation risk.

In the 2002, 2003 and 2004 fiscal years, 46% (£3,810 million), 60% (£6,844 million) and 57% (£6,229 million) of our turnover, respectively, and 51% (£399 million), 64% (£729 million) and 63% (£764 million) of our operating profit excluding exceptional items and amortization, respectively, was generated in markets outside the United Kingdom.  The majority of sales in these markets are invoiced by us in currencies other than pounds sterling, in particular, U.S. dollars and euro.  Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

For additional information about our exposure to currency fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to commodity fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf.  Other than the cultivation of tobacco leaf principally for use by subsidiaries of Tobaccor, we are not directly involved in the cultivation of tobacco leaf.  As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown.  Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.  In addition, political situations, such as those in Zimbabwe, may result in a significantly reduced tobacco crop in any affected country.  This may also lead to increases in price that we may be unable to pass on to customers.  We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, Argentina, Uganda and India.

We are exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our borrowings and surplus cash.  As at September 30, 2004, approximately 19% of our net debt was denominated in pounds sterling, 80% in euro and the remaining 1% in other currencies.  This compares with the position as at September 30, 2003, when approximately 16% of our net debt, including deferred consideration, was denominated in pounds sterling, 83% in euro and the remaining 1% in other currencies.  Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates.

For additional information about our exposure to interest rate fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

We operate in highly competitive markets

Our principal competitors are Philip Morris International Inc. (or Philip Morris), British American Tobacco plc (or BAT), Japan Tobacco International Inc. (or Japan Tobacco), Gallaher Group Plc (or Gallaher), and Altadis S.A. (or Altadis).  These companies, some of which have greater financial resources than we have, remain strong competitors in the international markets in which we operate.  Any increase in competitive activity of these companies and other local manufacturers could lead to further competition and pricing pressure on our brands and reduce profit margins.  Our ability to compete with these companies may be limited by the regulatory environment in which we operate, including advertising restrictions, and this may adversely impact our efforts to strengthen our brand portfolio.  Actions from our competitors may also have an unfavorable impact on our ability to meet our strategy of growing the group organically and through acquisitions.

Our shares are subject to price fluctuations

The prices of both our ordinary shares and ADSs have been and may remain volatile, which could result in investors being unable to realize the amount originally invested.  All dividends on our shares are paid in pounds sterling.  Therefore any decline in the pounds sterling/U.S. dollar exchange rate would reduce the U.S. dollar equivalent value of the dividends.  Similarly, any such exchange movement could adversely affect the price at which our ADSs trade on the New York Stock Exchange.

A non-exhaustive list of factors that could affect the price of our shares and ADSs includes:

•                  operating results;

•                  results of litigation both directly against ourselves and other companies within the tobacco sector;

•                  changes in analysts’ recommendations;

•                  the introduction of International Financial Reporting Standards (IFRS) will lead to some changes in the group’s accounting policies, results and the presentation of our financial statements in the future.  For further information, please see note 29 of the financial statements included elsewhere herein;

•                  announcements of changes to regulations in respect of advertising, packaging, product constituents and taxation of tobacco products;

•                  regulations restricting smoking in public places;

•                  merger activity, distribution agreements or joint ventures within the tobacco industry; and

•                  changes to key personnel.

Additional risks for ADS holders

As at February 28, 2005, approximately 7.1% of our shares are held in the form of ADSs.  Because holders of ADSs do not hold their ordinary shares directly, they may be subject to the following additional risks relating to ADSs rather than ordinary shares:

•                  There can be no assurance that the depositary will be able to convert a dividend or other distribution paid in pounds sterling into U.S dollars at a specified exchange rate, or sell any property, rights, shares or other securities at a specified price, or that any such transaction can be completed within a specified time period.

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

Item 4:  Information on the Company

Our principal activities are the manufacture, marketing and selling of a comprehensive range of high quality tobacco and tobacco-related products, including the Embassy, Regal, Superkings, Lambert & Butler, Peter Stuyvesant, Maxim, Richmond, West, Davidoff, R1, Prima and Cabinet brand families of cigarettes; Drum, Golden Virginia, Van Nelle and Interval roll your own tobacco; Classic cigars; Amphora and St. Bruno pipe tobacco; and Rizla rolling papers.

We sell tobacco products and tobacco-related products in more than 130 countries and duty-free markets.  Our key markets include the United Kingdom, Germany, The Netherlands, Belgium, the Republic of Ireland, France, Spain, Greece, Poland, the Ukraine, Russia, Australia, Taiwan, and sub-Saharan Africa.

Imperial Tobacco Group PLC was incorporated on August 6, 1996 as a public limited company in England and Wales, and became listed on the London Stock Exchange on October 1, 1996, when Hanson PLC spun-off its tobacco business to Imperial Tobacco.  On November 9, 1998, ITG’s American Depositary Shares, each representing two ordinary shares of 10p each, were listed on the New York Stock Exchange under the symbol “ITY.”

Imperial Tobacco Group PLC is registered in England and Wales (registered company number 3236483), and operates under the legislation of the United Kingdom.  Our registered office is Imperial Tobacco Group PLC, P.O. Box 244, Upton Road, Bristol BS99 7UJ, England (telephone number: 011 44 117 963 6636; facsimile number: 011 44 117 933 7430).  The ADR Depositary is Citibank Shareholder Services, P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A. (telephone number: 1-877-CITI-ADR or
1-877-248-4237 – toll free).

A               History and Development

Our tobacco business has a long-established history, dating back to 1901 when 13 independent British tobacco companies merged to join forces in the face of competition from the American Tobacco Company.

Traditionally, the primary focus of our business was on the U.K. and Irish markets.  However, since the Demerger in 1996 we have pursued a dynamic growth strategy to develop our business internationally through both organic growth and acquisitions.  Consistent with this strategy, we have invested £4.8 billion in acquisitions to January 31, 2005, principally of overseas businesses, as follows:

Fiscal year	Acquisition
2004	CTC
2002	Reemtsma
2001	Tobaccor, Mayfair
2000	Baelen, EFKA
1999	Portfolio of brands in New Zealand and Australia
1998	Van Nelle Tabak
1997	Rizla

The most recent material acquisitions and agreements are discussed below.

In March 2001, we acquired from the Bolloré group a 75% interest in Tobaccor, the second largest cigarette manufacturer and distributor in sub-Saharan Africa, for a cash consideration, including acquisition expenses, of £182 million.  Tobaccor has leading market shares in eight countries in French-speaking West and Central Africa and in Madagascar and is the sole cigarette manufacturer in each of these countries.  It also has interests in Vietnam.  On September 23, 2002, Tobaccor completed the purchase from Bolloré, by way of a share buy-back, of a 12.5% interest in Tobaccor, with payment of the €72 million (£47 million) purchase price being made on December 31, 2002.  On October 6, 2003, Tobaccor completed the purchase, by way of a share buy-back, of Bolloré’s remaining interest in Tobaccor.  Payment of the purchase price of €81 million (approximately £56 million) is scheduled to be made on December 31, 2005.  We consolidate 100% of Tobaccor S.A.

In August 2001, we entered into an agreement, effective September 2001, with Philip Morris for the distribution and sale of Marlboro brand cigarettes in the United Kingdom.  In December 2001, we entered into a further agreement with Philip Morris for the manufacture and distribution of Raffles and the distribution of Chesterfield cigarettes in the United Kingdom.

On May 15, 2002, we completed the acquisition of 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH, a German manufacturer of cigarettes and other tobacco products, for a final consideration of £3.0 billion (net of £0.4 billion of liquid assets acquired).  The group also entered into an option agreement and a profit pooling agreement whereby we acquired an option to purchase the outstanding 9.99% on similar terms and the holders of the outstanding 9.99% surrendered their interests in the results of Reemtsma in exchange for a fixed return.  As a result, the group consolidated 100% of the results and net assets of Reemtsma and reflected a liability in respect of the fixed return to the holders of the 9.99% from May 15, 2002.  The transaction was accounted for as a purchase business combination.  Total goodwill arising on the acquisition was £3.2 billion, which under UK GAAP is being amortized over 20 years.  On January 13, 2004, April 20, 2004 and July 14, 2004, we purchased, for approximately £386 million, £15 million and £17 million in cash, respectively, the remaining 9.99% of Reemtsma after the remaining holders exercised their put options.

Reemtsma was the fourth largest international cigarette manufacturer in the world by volume, with well-known brand names such as West, Davidoff and R1 and strong representation in Germany, Western, Central and Eastern Europe and Asia.  The acquisition was financed in part by way of a two-for-five discounted rights issue, which generated proceeds of £985 million net of expenses, with the balance of the consideration being provided by bank debt.  This acquisition transformed Imperial Tobacco Group, creating a significantly larger group with a balanced international geographic spread and a comprehensive brand and product portfolio, with additional opportunities to deliver revenue growth and increased operational efficiencies, consistent with our strategic criteria for acquisitions.  The acquisition of Reemtsma has significantly affected our reported results since fiscal 2002.  For a discussion of the financial effects of the Reemtsma acquisition, see Item 5: Operating and Financial Review and Prospects.

We have made no significant capital expenditures or divestitures since September 30, 2004.

B             Business Overview

World data and individual market data referred to herein with respect to us and our competitors are management estimates derived, where available, from a variety of sources, including internal sales data, factory sales information provided by tobacco manufacturers and importers, customs data, trade journals, publications, and governmental statistics as well as independently compiled market research statistics derived from Point of Sale surveys and trade questionnaires.  Unless otherwise indicated, market volume and share data referred to herein with respect to us and our competitors refer to unit sales in the relevant fiscal year.  All market shares and comparisons of market shares are now stated on a moving annual total basis, unless stated otherwise.  This is a change from previous years and has required the restating of some fiscal 2003 comparative amounts to provide a consistent moving annual total basis.

Market Background and Environment

Cigarettes

In 2003, the most recent year for which worldwide information is available, an estimated 5.3 trillion cigarettes (2002: 5.3 trillion cigarettes) were sold throughout the world, including approximately 0.6 trillion in Western Europe (2002: 0.6 trillion), approximately 0.7 trillion in North and South America (2002: 0.7 trillion), approximately 2.8 trillion in Asia Pacific (2002: 2.8 trillion), approximately 0.7 trillion in Eastern Europe (2002: 0.7 trillion), approximately 0.3 trillion in the Middle East (2002: 0.3 trillion) and approximately 0.2 trillion in Africa (2002: 0.2 trillion).

The trend for cigarette volumes in the United Kingdom and most other Western European markets has tended to be one of slow decline primarily attributable to government regulation and enhanced awareness of health concerns.  Successive tax increases across the region have led to an overall decrease in the cigarette market.  With our strength in the other tobacco products sector, we have benefited as prices have risen and consumers have migrated to other tobacco products and downtraded within the cigarette sector.  Duty increases have also provided opportunities for manufacturer’s price increases.

In the United Kingdom, sales of U.K. duty-paid cigarettes were approximately 53 billion in fiscal 2004, placing it among the five largest markets by volume in Western Europe.  Total U.K. duty-paid cigarette consumer sales between fiscal years 1997 and 2004 fell by an average of approximately 8% per annum.  The average decline was approximately 9% per annum between fiscal years 1997 and 2000, following which the rate of decline has fallen to an average of approximately 2% per annum.  The underlying historic adverse trend has been encouraged particularly by consistent and substantial increases in excise duty on tobacco products, and also by increasing governmental regulation and heightened public awareness of smoking-related health concerns.

In Germany, the largest market in Europe, total duty-paid sales of approximately 119 billion cigarettes were recorded in fiscal 2004.  Between fiscal years 1997 and 2004, market volume for cigarettes has fallen by an average of approximately 2% per annum.  However, within this period, between 1997 and 2002, market volume grew at a compound rate of 0.8%.  Since then, the duty-paid market has declined, following the impact of significant excise duty increases as the German government introduced taxes to fund anti-terrorism and health-care measures.

The high levels of duty imposed on the sale of tobacco products in many Western European markets have resulted in significant quantities of cigarettes being imported from jurisdictions where duty is lower.  These consist of legal imports of both duty free and duty-paid products purchased in other E.U. countries and of illegal imports.

Roll your own tobacco

We are the market leader in roll your own tobacco in the United Kingdom, The Netherlands, France, Greece, Ireland, Italy and Spain and have a significant share in the high volume German market.

In the United Kingdom and Germany, volume sales have increased as consumers search for greater value by switching from factory made cigarettes to roll your own tobacco.

The Dutch market is one of the largest individual roll your own tobacco markets in the world, with approximately 11,200 tonnes sold in fiscal 2004.  It is estimated that roll your own tobacco accounted for approximately 46% of all cigarettes smoked in The Netherlands in 2004.  Sales of roll your own tobacco in The Netherlands declined by 23% from 1991 to 1996 and have decreased by approximately 2% per annum on average in the period from 1996 to 2004.

In France, sales of roll your own tobacco increased until 2000, after which they stabilized, with further growth experienced in fiscal 2004.  In southern Europe (including Spain, Italy and Greece), sales of roll your own tobacco have increased by approximately 17% in fiscal 2004 compared to fiscal 2003.

Tobacco blends and brands

While there are local variations, cigarettes are manufactured using two principal tobacco blends, Virginia blend and American blend, each accounting for approximately half of the world market.  Virginia blend products are predominant in the United Kingdom, Africa and most Asian markets, including China and India.  American blend products are predominant in continental Europe, the United States, Latin America and the former Soviet Union.  Roll your own tobacco is manufactured using blends of light and dark tobacco.

There are significant differences between tobacco markets resulting from local preferences for tobacco blends and brands, the degree of governmental regulation, duty structures and distribution mechanisms in each market.  Tobacco products are generally branded products, with different brands preferred in different geographic regions.  Consequently, brand ownership and management are important factors.  In a number of markets, tobacco distribution arrangements and governmental regulations, including duty and tariff structures, may act as barriers for new entrants into such markets.  See Item 4B: Business Overview – Regulatory Issues.

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

Our historical roots are in the United Kingdom, which remains our largest and most profitable market. Our strategic focus continues to be the profitable development of our strong portfolio across all product groups, building on our market leading positions particularly in cigarettes, roll your own tobacco and rolling papers. In a market where advertising restrictions have increased over the last few years, our in-market activities are concentrated at the Point of Sale via our salesforce and trade marketing investments.

We hold a significant market position in Germany in both cigarette and other tobacco products, mainly inherited through our acquisition of Reemtsma in May 2002.  Our strategic focus is the profitable development of our business, through improvements in our share positions in both cigarettes and other tobacco products, with salesforce activities and trade marketing investments supplemented by brand marketing initiatives.

Expand our presence in international markets, other than the United States, through organic growth and tobacco-related acquisitions.

We continue to seek to expand internationally in selected markets, other than in the United States, through organic growth and tobacco-related acquisitions.

We currently operate in a number of markets in Western Europe, including The Netherlands, the Republic of Ireland, France, Spain, Italy, Greece, Belgium and Luxembourg.  In Western European markets, we are focusing on building cigarette market shares, leveraging from a strong profit base in roll your own tobacco and rolling papers in the region and supported by our ongoing investment in trade marketing.

Outside of Western Europe we have regional strengths in Africa, the Middle East, Central Europe, Eastern Europe, Asia, Australasia and in duty free. Our key markets within these regions include the Ivory Coast, Poland, Russia, the Ukraine, Taiwan and Australia. Our strategy continues to be focused on developing our international strategic brands, particularly Davidoff and West, and expanding our market presence while seeking to improve profitability. Our investments support both trade and brand marketing initiatives.

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

Our ongoing search for productivity improvements, through the effective utilization of our assets and eradication of surplus capacity, continues to drive our manufacturing strategy and the way we structure our business.

We seek continuous performance improvement and believe there is continuing potential for cost savings through an ongoing program of brand and blend rationalization and the extension of best practice across all manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation.  To this end, we have developed ‘centers of excellence’ for each product category, which has not only reduced duplication of activities but also extended ‘best practice’ manufacturing skills and experiences around the group.

Our cost focus extends outside of manufacturing to all aspects of our cost base, including our capital investment and working capital disciplines.

These strategies are subject to risks and costs that could prevent us from achieving all of our objectives.  See Item 3D: Risk Factors.

Business Operations

Our underlying trading performance in each sector of the tobacco market is described below.

United Kingdom

The United Kingdom continued to make a significant contribution to the performance of the group, generating 37% of operating profit before amortization and exceptional items in fiscal 2004 (fiscal 2003: 36%).  This reflected an increase in operating profit before amortization and exceptional items of 11.8%, from £406 million in fiscal 2003 to £454 million in fiscal 2004.

The U.K. cigarette market has been adversely impacted by the effect of excise duty increases, heightened public awareness of smoking-related health concerns and increasing governmental regulation.  To date, we have been able to mitigate the impact of these through price increases to consumers and through cost savings.  The market remained relatively stable in fiscal 2004, and we estimate the U.K. duty-paid cigarette market averaged 53 billion cigarettes in fiscal 2004 (fiscal 2003: 54 billion), with the roll your own tobacco market increasing to 2,900 tonnes (fiscal 2003: 2,800 tonnes).  The trend of duty increases has continued into March 2005, when in his annual budget, the U.K. Chancellor of the Exchequer levied an increase in duty in line with inflation, which translates approximately to an additional 7p per 20 cigarettes and 8p per 25g of roll your own tobacco.

In the first full year of the new advertising restrictions in the United Kingdom (see Item 4B: Regulatory Issues – Advertising and Sponsorship below), our market shares benefited from the strong brand names in our portfolio.  Our branded cigarette market share continued to grow from an average of 44.0% in fiscal 2003 to 44.6% in fiscal 2004, further extending our market leadership.

Lambert & Butler, the top selling U.K. cigarette brand family, performed well, with a market share of 16.2% in fiscal 2004 (fiscal 2003: 16.3%).  Richmond, the number two cigarette brand family, continued to strengthen, with market share growing to 13.2% in fiscal 2004 (fiscal 2003: 11.5%).  In a declining premium sector, Embassy remained stable, closing the year with market share of 3.7% (fiscal 2003: 3.9%).

In our third year of distributing the Marlboro brand family on behalf of Philip Morris, we increased retail distribution such that its market share reached 7.5% in fiscal 2004 (fiscal 2003: 7.3%).

We have further extended our market leadership within other tobacco products and rolling papers, with a strong performance in roll your own tobacco from Golden Virginia and the growth of the premium rolling paper Rizla Silver following a successful launch in October 2003.  Our market share in the roll your own tobacco market increased to 65.6% in fiscal 2004 from 64.4% in fiscal 2003.  Rizla continued to hold over three-quarters of the rolling papers market.  Our cigar range, including Classic, Panama and King Edward Coronets, had a good year, with market share growing to 38.7% of the small cigar sector from 38.0% in fiscal 2003.

An increase of 6 to 8p per pack of 20 cigarettes of our premium-priced brands was achieved in June 2004.  A further increase of 6 to 8p per pack of 20 cigarettes was also achieved in January 2005

The United Kingdom continues to be the largest profit center for the group.  In the context of a stable market and continuing downtrading, we believe that our strong brand equity across the product portfolio leaves us well placed for improving profit delivery.

Germany

Successive tax increases over the past few years have resulted in a decline in the total market, including other tobacco products.  In fiscal 2004, we estimate that the total tobacco market decreased by 7.4% to 150 billion cigarette equivalents (fiscal 2003: 162 billion).  Within this, we estimate the cigarette market decreased by 13.8% to 119 billion cigarettes from 138 billion in fiscal 2003, with other tobacco products increasing by 29.2% to 31 billion cigarette equivalents (fiscal 2003: 24 billion cigarette equivalents).

In the context of these challenging market conditions, operating profit before amortization and exceptional items increased by 3.9% to £237 million (fiscal 2003: £228 million).  This was due to continued growth in other tobacco products, together with margin improvements stemming from a manufacturer’s price increase and cost savings.  We have been quick to respond to the significant developments in Germany, realigning our business to meet market conditions.

Duty increases have widened the price differentials with nearby countries, encouraging further cross-border trade.  This has also driven consumer downtrading, both within the cigarette market and to other tobacco products.  Make your own products, including the profitable singles segment, have experienced strong growth, with singles more than doubling in volume despite an increasingly competitive environment.

Our overall branded share of the total market including other tobacco products was 20.8% (fiscal 2003: 21.4%).  Reflecting the market dynamics, our overall branded cigarette share decreased slightly to 18.9% (fiscal 2003: 19.6%).  Despite a 31.6% increase in our singles volumes to 5.0 billion (fiscal 2003: 3.8 billion), our overall market share of other tobacco products declined to 28.0% (fiscal 2003: 31.2%) due to increased competition.

In April, we initiated a pricing strategy that created a new price segment in Germany through the national launch of JPS Red and subsequently JPS Silver and JPS Blue.  Market shares of the JPS brand family have shown encouraging trends, capturing 2% of the total tobacco market in September 2004.  This supported the growth of our total cigarette share in Germany to 19.6% by the end of fiscal 2004.

Market share of the West brand franchise, including both cigarettes and other tobacco products, was broadly consistent at just under 10.8%.  In the premium segment, we have been encouraged by the performance of Davidoff, which held its market share at 1.1%.

The market remains challenging, with a further tax increase planned for September 2005, although this is currently under review.  We are pleased with the steps we have taken to improve our profitability and we will build on these, further capitalizing on our broad cigarette portfolio together with a further price increase implemented in December 2004.  We believe that our market leadership in the growing other tobacco products category and our ability to remain flexible and adaptable to changing market conditions should support the profitable development of the German market.

Rest of Western Europe

Operating profit before amortization and exceptional items was up to £329 million in fiscal 2004 (fiscal 2003: £307 million) reflecting generally positive cigarette share performances and our strength in other tobacco products together with margin improvements.

Successive tax increases across the region, particularly in France, have led to an overall decrease in cigarette volumes.  We have benefited as duty increases have provided opportunities for manufacturer’s price increases.  Our business in the Rest of Western Europe region is balanced, with relatively modest but growing cigarette market shares in most countries and a strong other tobacco products presence.

In France, roll your own tobacco volumes increased by 15%, with Interval, the market leader, up to 14.9% market share (fiscal 2003: 13.5%).  In cigarettes, despite overall market volume declines, we have broadly held market share at 3.5% (fiscal 2003: 3.4%), and have extended the JPS brand franchise with the introduction of a make your own product.

Since we repositioned West at a more favorable price point in The Netherlands in February 2004, market share has doubled from 0.5% to 1.0%.  This, combined with the performance of Davidoff, has brought our cigarette market share to 3.3% (fiscal 2003: 2.7%).  Our roll your own tobacco market share has decreased to 54.3% (fiscal 2003: 57.5%), impacted by the growth in the value end of the market.

In Ireland, our cigarette market share has remained broadly stable at 24.8% (fiscal 2003: 24.9%), excluding brands distributed for third parties.  Growth in Superkings has supported a stable JP Blue brand family, despite a decline in overall market volumes mainly as a result of successive substantial duty increases.

In Southern Europe, our cigarette market share in Spain was up to 4.5% (fiscal 2003: 4.2%), and Davidoff has performed well in both Italy and Greece.  We have also increased roll your own tobacco volumes by 18% in these markets, specifically with Golden Virginia.

Our strong infrastructure has ensured brand availability for consumers traveling within the European Union.  We have experienced a positive performance in our Southern Europe travel retail business, including Malta and Cyprus since their accession to the European Union.  Given recent tax increases in France, we have seen consumers move away from purchasing tobacco products on cross-channel ferries and Eurotunnel.

We remain confident of our continued organic growth potential in the Rest of Western Europe.  Our balanced brand portfolio provides opportunities both in cigarettes and other tobacco products, supported by our ongoing investment in trade marketing.

Rest of the World

The Rest of the World, which encompasses Central and Eastern Europe, Australasia, Asia Pacific, the Middle East, Africa and global duty free, continued to generate strong volumes for the group and showed improving profitability.

This supported the growth in regional operating profit before amortization and exceptional items to £198 million (fiscal 2003: £194 million) from margin improvements and good performances in markets within Asia, Australasia, Africa, the Middle East and our duty free business.  The results in this region were also impacted by volume pressures in parts of Central and Eastern Europe and adverse foreign exchange movements.

The broad spread of markets across this region offers good potential for both organic growth and improved profitability, particularly in markets where we have strong positions such as Taiwan, the Ukraine, Australia, Poland, Russia and in duty free.  Our investments are focused on further sustainable growth opportunities such as China and Turkey.  Davidoff has grown significantly in the past year, increasing by 22% by volume within the Rest of the World region, demonstrating its broad international appeal.

In Asia, cigarette market share in Taiwan remained at over 11%, with excellent progress from Boss, complemented by our core Davidoff market share.  In China, we have undertaken a number of initiatives with the Yuxi Hongta Group including further co-operation to develop the West brand in the key cities of Kunming and Shanghai.  In Vietnam, Bastos market share was up to 8.9% (fiscal 2003: 8.6%) in a growing market, and the redevelopment of the factory in Laos will improve our quality and provide opportunities to increase volumes in this market.

Our cigarette share was held in Australia at just under 18%, where we are represented mainly by Horizon, Superkings and Peter Stuyvesant.  Market share in roll your own tobacco was up at 64.1% (fiscal 2003: 62.4%), driven by Champion.

Positive growth trends in Africa and the Middle East have continued, with some further recovery in the Ivory Coast in fiscal 2004.  Davidoff has led volume increases in the Middle East.

In Central and Eastern Europe, we have been managing European Union accession and focusing on profitable sales volumes while restructuring the business to match current market conditions.

In Poland, our cigarette share was 17.3% (fiscal 2003: 19.3%), adversely impacted by our decision not to absorb recent tax increases.  Against a background of tax-driven market size reductions, we remain focused on profitability in Poland and in other Central European markets, including Slovenia, Slovakia and Hungary.  A robust volume and share performance in the higher margin business in the Czech Republic has been encouraging, as has our growth in the make your own sector in Hungary.

In Russia, the performance of our cigarette brands in the premium categories increased overall market share to 5.2% (fiscal 2003: 4.9%), but overall volumes were down due to trade stock adjustments and declining performances of certain brands in the low price category.  In the Ukraine, we achieved volume growth from Boss White, Davidoff and R1, despite a reduction in some of our lower margin brands.

The acquisition of the business and assets of CTC added to our position as world leader in the rolling papers and tubes market.

In our duty free business, Asian markets have rebounded strongly following the impact of SARS experienced in fiscal 2003.  We saw better than expected volumes in accession states ahead of European Union enlargement and encouraging growth in duty free in Turkey and the Middle East led by Davidoff.

By its nature, the Rest of the World region is more volatile than others in which we operate, but we believe that the balance of our business leaves us well positioned.  We continue to focus on profitable volume growth, supported by selective investments.  We believe that this region offers attractive growth opportunities both in terms of volume and profit.

Key Brands

United Kingdom

•                  Lambert & Butler

The United Kingdom’s best selling cigarette brand family, with 16.2% market share in fiscal 2004.

•                  Richmond

The United Kingdom’s second largest selling cigarette brand family, with 13.2% market share in fiscal 2004.

•                  Superkings

Superkings continues to be a leading brand in the U.K. mid-priced sector.

•                  Regal

Launched in 1969, Regal is a particularly strong brand in the North of England.

•                  Embassy

Embassy No1 Kingsize is one of the top five brands in the premium-price sector.

•                  Golden Virginia

The clear leader of the roll your own tobacco market in the United Kingdom, with 50.0% market share in fiscal 2004.

•                  Drum

One of the most important brands in our roll your own tobacco portfolio.

Germany

•                  West
Retained its position as the second largest selling cigarette brand in Germany, with a market share of 9.0%, in fiscal 2004; and increased other tobacco product sales continued to support the brand franchise.

•                  Davidoff
The premium brand family maintained its position by keeping market share to an average of 1.1% in fiscal 2004.

•                  R1
Maintained its position as the market leader in the ultra light sector in Germany.

•                  Cabinet
Our number one brand family in the former East Germany, with a market share in that region of 7.6% in fiscal 2004.

•                  Peter Stuyvesant
A long established brand in Germany and one of our leading brands in the high price sector, with 2.1% market share in fiscal 2004.

•                  Drum
The number one brand family in the traditional roll your own tobacco market.

Rest of Western Europe/Rest of the World

•                  Davidoff
We have seen encouraging brand development in the Rest of Western Europe region, with sales of Davidoff up by 6%, and good performances in both Italy and Greece.  Davidoff is our flagship strategic premium brand in the Rest of the World region.

•                  West
Since the early 1990s, West has become a popular brand in more than 100 countries, with particular strengths in Western, Central and Eastern Europe.  West is the leading brand in Slovenia and Slovakia.

•                  Prima
The leading brand family in the Ukraine.

•                  Maxim
Our market share in Russia grew from 2.6% to 2.7% in fiscal 2004.

•                  Bastos
Following a major relaunch in 1996, Bastos plays an important part in our cigarette portfolio in Vietnam and Belgium.

•                  Golden Virginia
With volumes up 2.7% in Rest of Western Europe, Golden Virginia was particularly successful in Spain, where it saw growth of 17.8% in fiscal 2004.

•                  Drum
One of our key roll your own tobacco brands, which, together with our Van Nelle brand, holds a dominant position in The Netherlands.  Together, Drum and Van Nelle contribute to our roll your own tobacco market share of 54.3% in The Netherlands.

Manufacturing

In fiscal 2004, we have continued to achieve considerable improvements across our manufacturing base.  With a flexible approach, we have effectively managed the impact of volume reductions in certain markets and have also made progress in addressing the current levels of over-capacity within the enlarged European Union.

Productivity was up by 6% in fiscal 2004, a strong performance given the volume reductions, and reached 11% in the second half, including the effect of our factory closures.  Progress was made with unit cost reductions across all our major product groups, most notably in other tobacco products, which showed a reduction of 7% compared with fiscal 2003.

In a major initiative for the year, we rationalized our manufacturing base within Europe, closing our cigarette operations in Slovakia, Slovenia and Hungary and our filter production center in Hungary.  This was undertaken without adverse impact on our operations.  Surplus machinery from these sites has been transferred elsewhere in the group and we expect this rationalization process to deliver further improvements in efficiency and quality around the group.

We also made progress in standardizing our products, processes and systems.  We reduced stockkeeping units by 14% and implemented a group-wide systematic approach for evaluating the introduction of new brands and line extensions.  Blends were reduced by 14%, complemented by continuing reductions in the number of ingredients used.

In June 2003, we simplified the structure of our manufacturing operations into three regions covering the group’s global operations.  Each region has responsibility for all products and within each region, and ‘lead factories’ have been identified to provide supporting activities to local satellite factories.  The ‘lead factory’ structure introduced in Europe during fiscal 2004 has not only reduced duplication of activities but also extended best practice manufacturing skills and experience around the group.  In support of our global standards in quality and health and safety, ISO accreditation was achieved across nine additional factories this year.

We announced the closure of our cigarette-manufacturing site in the Republic of Ireland in December 2004.  The closure was completed in February 2005.  Our sales and marketing, finance and IT operations will be relocated to another site in Dublin.

We continued to invest in a number of manufacturing locations, including those in the United Kingdom, Germany and Laos.  The construction of our Turkish factory has been completed and production is expected to commence towards the end of March 2005.

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

United Kingdom

Sales and Marketing

We place significant emphasis on the use of our direct sales force in marketing, which we regularly augment with a significant number of agency staff engaged on a temporary basis.  Our strategy is to ensure the wide availability of our product ranges at competitive prices, by maximizing the number of Points of Sale at which our products are offered and constantly monitoring distribution outlets for availability and price competitiveness.

We have continued to invest in sales force technology and analysis tools, and we believe the information provided gives us a significant competitive advantage.

Our trade marketing capabilities, for example in space planning continue to improve brand availability and Point of Sale visibility, despite reduced opportunities to communicate with our consumers following increased advertising restrictions.

Our sales force has continued to support our customers, especially in helping them to manage the impacts of new regulation.  We were proud to have this recognized when, for the second consecutive year, we were awarded ‘Best Supplier’ by retailers from the convenience sector.

Advertising and Promotion

All our major brands were advertised prior to a U.K. advertising ban introduced on February 14, 2003.  Since that time, the only permitted tobacco advertising has been at the Point of Sale.  Advertising at the Point of Sale is now regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 which took effect on December 21, 2004 in England, Wales and Northern Ireland.  These regulations are discussed in greater detail in Item 4B: Regulatory Issues - Advertising and Sponsorship below.

Sponsorship is also banned in the United Kingdom, but there is an exemption for events such as Formula One and the Embassy World Snooker Championships until July 2005, in line with the dates set by the E.U. Advertising Directive.

Distribution

Until December 2003, our U.K. distribution operations were organized around our two Customer Service Centers in Nottingham and Bristol, both of which handled the sale and distribution of products to the wholesale, cash and carry and retail trade within their respective geographic regions.  Effective December 2003, the Bristol Customer Service Center closed and our U.K. distribution operations were centralized in the Nottingham Customer Service Center.

Our two largest customers are Palmer & Harvey McLane Limited and Booker PLC, who are major operators in the wholesale and cash-and-carry sector in the U.K. market.  Together they accounted for approximately 42%, 45% and 47% of our U.K. gross turnover including duty in fiscal 2002, fiscal 2003 and fiscal 2004, respectively.

Germany

Sales and Marketing

Our marketing strategy in Germany focuses on all elements of the marketing mix, with the objective of improving market share and long-term profitability.  In particular, our strategy seeks to capitalize on our key account structure, using data on channels of distribution, which helps to provide a consistent alignment of brand activities with consumer buying patterns.

Our sales force seeks to ensure the availability of all our products through all distribution channels and to secure Point of Sale communication coverage of our key brands in both the retail and the hotel and restaurant sectors.

Advertising and Promotion

Our marketing activities in Germany are concentrated on our strategic brand families West, JPS, Davidoff and Drum as well as our core brand in eastern Germany, Cabinet, using media advertising together with other consumer promotion and marketing activities.

Advertising of tobacco products in Germany and the rest of the European Union is restricted under the E.U. Advertising and Sponsorship Directive.  However, in September 2003, the German government challenged parts of the Directive before the European Court of Justice; the hearing is expected to take place in 2005.  See Item 4B: Regulatory Issues – Advertising and Sponsorship.

Distribution

Our Point of Sale strategy is based on a weighted distribution approach, through which we seek to achieve higher distribution levels in high traffic outlets as well as to relate distribution fees to sales volumes.  It also focuses on supply chain management, which helps prevent our product being out of stock or off-the-shelf at retail outlets.  In addition, we use our call centers for sales to our directly supplied customers.

In the German market, the retail food channel is the most important for cigarettes and tobacco products, followed by fuel station outlets and vending machines.  Accordingly, we focus our activities in the retail food sector through our weighted distribution and supply chain management.  A range of trade marketing projects, including the use of cigarette and other tobacco products dispensers, help secure a high level of distribution of our brands and Point of Sale communication opportunities.  In fuel stations, we focus our activities on custom tailored promotions to support our brands.

Rest of Western Europe

Our operations in the Rest of Western Europe are conducted through subsidiaries including in Ireland, The Netherlands, Belgium, France, Spain, Italy and Greece, as well as a network of wholesalers and distributors.  While each subsidiary sells a diverse product range, they all address their own market-specific opportunities with appropriate brands from our portfolio.

In this region our business consists of both domestic sales to indigenous consumers and a travel retail business selling to consumers purchasing outside of their home market, often due to high home market excise duties and consequently high retail prices.  In terms of domestic business, The Netherlands, Ireland, France and Greece are our most successful markets, while in travel retail we have significant business in Spain, Portugal, Belgium and Luxembourg.

In these domestic markets, we continue to believe that regular, frequent contact with targeted retailers is important.  Consequently, we invest in both sales force manpower and technology to achieve high performance at the retail level, to help generate both distribution and merchandising gains and ultimately to grow market share.

In the developed markets of Western Europe, while we invest in our own sales forces, we often find it more economic to contract out the physical distribution of our brands.  Therefore, our largest customers across Western Europe are Logista in Spain, Altadis in France and Tobaccoland/Lekerland in The Netherlands, which perform this function.

In terms of the promotion of our brands, we adhere strictly to applicable government and E.U. legislation as well as our own Code of Conduct, under which we only promote our brands to adult smokers.  Increasingly the only remaining medium for dialogue with consumers is at the Point of Sale and we therefore continue to invest to ensure maximum impact in these outlets.

In such diversified markets, our unique portfolio, spanning all tobacco products, provides a platform to compete in almost every market segment across the region.  In addition, we have invested in people and technology to improve our sales force effectiveness at the Point of Sale.

Rest of the World

Central and Eastern Europe

The organization and structure of both our customer base and our consumers is very diverse across the different countries in Central and Eastern Europe.  In order to cater to the specific demands of our various customers, we put significant emphasis on developing the most appropriate brand portfolio and communication strategies to meet these diverse requirements.  Accordingly, our brand portfolio consists of our international brands and local brands for specific markets.

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

Within Eastern Europe, market conditions are developing rapidly.  In the Ukraine, we cover the market via our own sales force structure, while in Russia we have a sales force of around 400, complemented by the national logistics system of our local Russian distribution partner.  In the emerging markets of Central Asia and the Caucasus, we co-operate with local partners while seeking to establish our own sales forces where market conditions allow.

Africa

In the markets where we manufacture, predominantly French West Africa and Madagascar, we employ our own sales forces to ensure quality distribution of our brands.  In the remaining African markets where we have a presence, we operate through third party distributors.

The promotion of our brands is directed at adult smokers and our promotional activities, which range from outdoor billboards to the use of local sponsorship in a number of the French West African markets, are carried out in accordance with applicable local laws and regulations and our own Code of Conduct for marketing tobacco products.

Middle East

The enhancement of our portfolio following the acquisition of Reemtsma has had a positive impact on our operations in the Middle East, particularly with the Davidoff brand growing market share in several markets, including the United Arab Emirates, Saudi Arabia, Kuwait and Lebanon.

We sell our products through third party distributors in all the Middle East markets where we operate, with brand support limited by legislation to Point of Sale material in most markets.

Asia

Asia is considered an important region for development, with great potential, and historically we have invested considerable resources in the region.  Imperial has further developed the robust business established by Reemtsma in Taiwan led by the Davidoff brand in conjunction with a strong local distribution partner, and its own media support with Point of Sale and consumer promotional schemes.  In Vietnam, our growing business has been supplemented with the acquisition of a controlling interest in Lao Tobacco in neighboring Laos.  In China, we have undertaken a number of initiatives with the Yuxi Hongta Group, including further co-operation to develop the West brand in the key cities of Kunming and Shanghai.

Australasia

In Australasia, our business continues to progress.  Distribution for our brands is performed by third-party logistic service providers supported, in both the Australian and New Zealand markets, by significant sales forces supporting our brands at the Point of Sale and by our own marketing teams, who manage permissible marketing activities in these increasingly restrictive markets.

Global Duty Free

The domestic markets in the various regions are supported by duty free business in the relevant duty free retail outlets of each region.  We manage this business on a global basis from the United Kingdom, focusing on key international brands as well as regionally important brands.

•                  In the duty free business, Asian markets recovered significantly following the impact of the SARS virus which was experienced in fiscal 2003.  In addition, there were better than expected volumes in the accession states ahead of European Union enlargement along with encouraging growth in duty free sales in Turkey and the Middle East led by Davidoff.

•                  In the Registered Mobile Operator business, the important French sector (cross channel ferries, Eurotunnel and French airports) was negatively affected in fiscal 2004 by tax driven retail price increases.  The Spanish airport sector also proved difficult in fiscal 2004, with British consumers switching away from airport shops in favor of Spanish high street stores.

Competition

United Kingdom

Our principal competitor in the U.K. tobacco market is Gallaher.  For more than 30 years, we and Gallaher have held an aggregate estimated share of over 70% of the U.K. cigarette market based on unit sales.  At September 2004, Gallaher had an estimated U.K. market share based on unit sales in each of the cigarette, roll your own tobacco, cigar and pipe tobacco markets of approximately 38%, 28%, 47% and 49%, respectively.  The other major participants in the U.K. cigarette market are BAT and Philip Morris, which had estimated U.K. cigarette market shares of approximately 6% and 8% respectively in fiscal 2004.

Germany

In Europe’s largest cigarette market our main competitors are Philip Morris and BAT. In fiscal 2004, they had an estimated cigarette market share of 37% and 17%, respectively.  In the growing other tobacco products sector we primarily compete with a subsidiary of BAT, which had an estimated share of approximately 21% in this segment.

Rest of Western Europe/Rest of the World

In other international cigarette markets, the main competitors are subsidiaries of Philip Morris, BAT, Japan Tobacco, Altadis and Gallaher and the local domestic producers in each market.

Manufacturing Materials

Our main materials are tobacco leaf, rolling paper, acetate tow (for the production of cigarette filter tips) and printed packaging materials utilizing carton board.  These are purchased from a number of suppliers.  Our policy is not to be reliant, where practical, on any one supplier, and we have not suffered any significant production losses as a result of an interruption in the supply of raw materials.  Where there are only a few major suppliers of a main material, such as for carton blanks and printed packet wrappings, the failure of any one supplier could potentially have an impact on our business.  However, we believe the risk of such an occurrence is low.

We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, Argentina, Uganda and India.  Our acquisition of Tobaccor in fiscal 2001 gave us a direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries.  Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.  Political situations such as that in Zimbabwe may significantly affect tobacco crops.  We try to offset these fluctuations in production by purchasing tobacco crops from other areas of the world.

Intellectual Property

In 1973, when the United Kingdom joined the European Union, an agreement was reached with BAT for the exchange of certain trademarks.  As a result of these historical arrangements and subsequent arrangements with BAT and other third parties, we, like many international cigarette companies, do not have exclusive ownership of all our pre-1973 brands in all the territories in which we operate.  The brand rights to our most internationally distributed cigarette brand, Davidoff, are licensed to Reemtsma through a long-term arrangement involving Davidoff & Cie SA, Zino Davidoff SA and other entities.

Operating Environment

Our objective is to build a sustainable and profitable business while behaving as a good corporate citizen in all of our activities.  The rapid international expansion of the group in recent years has extended the challenges that we have needed to address.

Our first Corporate Responsibility Review was published on our website (www.imperial-tobacco.com) in December 2003.  This was our first formal review and set out both our approach and the processes by which we ensure that responsible corporate behavior is embedded across all of our business activities.  As well as detailing our progress and our plans for the future, the Review highlighted the areas requiring further attention.  Our 2004 Review, published in December 2004, outlines the improvements we have made in the year, as well as the development of our key performance indicators and our stakeholder engagement program.

During the year, we conducted a review of group policies which were updated and reissued to management teams around the business.  We supported our communication activities with a number of regional training programs focusing on compliance with our rigorous supply policy.

Fiscal 2004 was the second year of our Social Responsibility in Tobacco Production program and we are pleased with the improvements in our supplier scores.  External consultants have now reviewed all low-performing suppliers to help them develop improvement plans.  This approach has also been extended across our major non-tobacco suppliers, who have reported generally high standards of risk management.

With regard to human rights, we now have five social auditors trained to SA8000 standards who have evaluated the priority areas of our operations as part of a four year rolling program.  Together with the International Labour Organisation, we are active board members of the Elimination of Child Labour in Tobacco Foundation.

Product stewardship and health remain priorities for the group, given the controversial nature of our products.  Our research and development programs are undertaken to improve our knowledge of tobacco, smoking and the diseases associated with smoking.  We use this knowledge to research potentially reduced exposure products that might be regarded by government authorities as having potentially reduced risk.  We intend to be an active and effective participant in developments in this area.  We would welcome further discussions between government authorities and industry experts to define objective criteria and predictive tests by which these products can be judged.

Employees

During the year, we have continued to further develop our employment practices.

A number of initiatives are in place to support the training and development of employees at all levels and to support the effective succession planning for key management roles.  High-potential managers are sponsored at a group level, with appropriate development plans supporting their progression.

We believe that our benefit packages are competitive and in fiscal 2004, key representative roles were benchmarked against comparator companies to ensure remuneration is correctly positioned.  Employees are also invited to share in the wealth created by the group by participating in sharesave schemes.  Operating in 30 countries with 43% of eligible employees participating, the scheme was commended by Proshare in the category of most successful International Expansion of Employee Share Ownership and won the Global Equity Organisation award for Best Plan Effectiveness.

We aim to promote good working relations with employees and their representatives through trade unions, works councils and other organizations and encourage efficient employee communications.  Membership of our European Employee Forum was extended during the year to include European Union accession countries.  A total of more than 8,400 employees are now represented through this consultation body.

Where changes impact on employment in a particular location, we seek to ensure that affected employees are treated fairly and responsibly.  For example, in May 2004, our cigarette factories in Slovenia, Slovakia and Hungary, and our filter production center in Hungary, were closed.  In line with normal company practice, consultation took place with local works councils and trades unions.  We were pleased with the constructive engagement that took place and resulted in mutually acceptable arrangements.  Outplacement support was offered in every location.

The health and safety of all our employees is a high priority, regardless of location, and our progress on the key issues is reported in our 2004 Corporate Responsibility Review.

Environmental Impact

Throughout our operations, we identify measures to minimize the environmental impact of our activities, and a further nine factories gained ISO 14001 certification during fiscal 2004, bringing the total to 14.

Our ranking in the Business in the Environment (BiE) index of environmental management was 79%.  We are pleased to have maintained this score following the transforming Reemtsma acquisition.  This is due to the rapid integration of our management and performance measures.

We are reducing our carbon dioxide emissions in a number of different ways.  For example:

•                  over 95% of the electricity bought in the United Kingdom was generated from renewable energy sources;

•                  more fuel-efficient vehicles have been selected in revised fleet management contracts;

•                  our co-operation with the Carbon Trust in the United Kingdom shows how we can work with other organizations to implement self-regulation and improve our performance to help the government meet its targets;

•                  our independent energy audits help our manufacturing teams to evaluate potential energy saving opportunities; and

•                  in Madagascar, we continue to progress plans for our operations to become self-sufficient in wood.  This involves planting trees and introducing more fuel-efficient curing barns.

During the year, our climate change strategy was evaluated as part of the Carbon Disclosure Project and ranked among the top 50 climate change leaders from a cross section of the world’s multinational businesses.  We remain committed to our energy reduction target of 10% per unit of production by 2010.

Social and Community Investment

We aim to assist the communities in which we operate internationally and to support our employees’ work in their communities.

Many communities view tobacco growing as a means of sustaining their economy and we are active in a number of countries in full-scale or early stage tree planting activities, well drilling, education and health projects.

We normally donate around 0.1% of our profits after tax and our total charitable donations in fiscal 2004 were £920,000.  The board has decided to raise this commitment incrementally over the next three years to 0.2% of the pre-tax profits of the previous year.  We often match the money raised by employees for special projects.  This approach allows us to contribute to those causes that our employees favor.

Regulatory Issues

Regulatory pressures on the industry have continued during 2004.

Governments around the world are pursuing, in varying degrees, the further regulation of tobacco products.  These actions include, among other things, restricting or banning the advertising of tobacco products and sponsorship of sporting events by tobacco companies, requiring written and/or pictorial health warnings to be included on tobacco packaging, limiting the yield of tar, nicotine and carbon monoxide and banning descriptors such as ‘mild’ or ‘light.’  We continue to manage these challenges and seek to engage with governments to find workable, practical solutions to changing regulations.

World Health Organisation’s Framework on Tobacco Control

In May 2003, the World Health Organisation’s (WHO) Framework Convention on Tobacco Control (FCTC) was adopted at the 56th World Health Assembly.

Key provisions of the FCTC include, among other things: the restriction and/or ban of advertising and the disclosure of advertising expenditures; the global introduction of large health warnings and a suggestion to use pictorial health warnings; a global ban on descriptors such as ‘mild’ or ‘light;’ measures to restrict access to tobacco and reduce consumption; tax increases; licensing of tobacco retailers; on-pack indication of country of origin as well as destination in local language(s); destruction of confiscated equipment, machinery and products; restriction and/or prohibition of duty-free sales; substantial testing of smoke constituents other than tar, nicotine and carbon monoxide; promotion and support of alternative crops; and product liability laws (where they do not exist) to hold manufacturers responsible for smoking related health risks.

While we agree with several aspects of the convention, most notably the need to prevent youth smoking and the urgent need to stamp out both smuggling and counterfeiting of tobacco products, the FCTC also includes measures that we believe fall under the jurisdiction of other authorities such as the World Trade Organization (WTO) and the International Organization for Standardization (ISO).  We believe that creating a role for the WHO to regulate on issues like standardization, smuggling, international aid and product labeling would be inefficient and inappropriate since these lie outside the WHO core competencies and are dealt with by other bodies.  Furthermore, we believe that some of the provisions are inappropriate or can be regulated effectively at a regional, national or local level.  The 40 ratifications required for the convention to take effect were met on November 30, 2004.  According to the procedural matters established for the FCTC, it finally entered into force 90 days later, on February 27, 2005.

E.U. Product Directive (2001/37/EC)

In June 2001, the European Union passed a directive on the manufacture, presentation and sale of tobacco products.  Imperial Tobacco, together with BAT, challenged it on the grounds that it violated several principles of European law.  In December 2002, the European Court of Justice ruled that the directive was valid and therefore should be transposed into Member States’ national regulations.

The requirement for implementing the directive into national regulation also applies to the new E.U. Member States who joined on May 1, 2004.  All new E.U. Member States, with the exception of Estonia, have published regulations implementing the directive.

The directive requires that the yields of cigarettes marketed or manufactured in the European Union must not exceed:

•                  10 milligrams per cigarette for tar (reduced from 12 milligrams);

•                  1 milligram per cigarette for nicotine (new); and

•                  10 milligrams per cigarette for carbon monoxide (new).

By way of derogation, cigarettes exceeding these limits may continue to be manufactured within and exported from the European Union.  However, Member States may apply the limits to exports from January 1, 2005 and in any case must apply the limits by January 1, 2007 at the latest.  Descriptors such as ‘light,’ ‘mild,’ ‘ultra’ and ‘low tar’ were also banned.

The directive requirement for black and white health warnings has now been introduced in many markets across the European Union.  It also required the European Commission to adopt rules for the use of color photographs or other illustrations to depict and explain the health consequences of smoking.

These rules were published by the Commission in their Decision in September 2003.  The Decision does not make pictorial health warnings mandatory across the European Union, but requires Member States to follow its rules if they choose to adopt these images for certain types of tobacco products for sale in their market.  The Decision requires the image to be placed on the second most visible surface of the tobacco package in the area currently reserved for the 14 rotating warnings.

Pre-testing of various images for each of the 14 current text only warnings took place in all 25 E.U. Member States.  The three images deemed to be most effective for each warning (42 in total) were presented by Commissioner Byrne in October 2004 to make up the Commission ‘library.’  Member States choosing to require pictorial health warnings will have to pick the images from this library.  The result could be the pictures varying from country to country to take cultural differences into account, although they must all have been selected from the Commission’s ‘image library.’

The 42 images presented by Commissioner Byrne still have to be adopted by the Regulatory Committee established under Article 10 of 2001/37/EC, as do the technical specifications for reproducing the images on tobacco packages.  In spite of this Belgium has already adopted legislation requiring pictorial health warnings to be introduced for cigarettes once the Commission makes them available.  The governments of Finland and Sweden have been vocal against the use of pictorial health warnings.

The directive also required manufacturers and importers to submit details of all ingredients used in tobacco products to each Member State, along with any available toxicological data.  Starting in December 2002, we have submitted ingredient information and toxicological data in all Member States, even in the absence of national regulations.  The format in which the ingredient information was submitted has been accepted by most Member States.  However, The Netherlands has rejected this format, and required the submission and publication of the detailed recipes of all tobacco products sold in the Dutch market.  We believe that the Tobacco (Lists of Ingredients) Regulation 2003, which provides for publication of ingredients and formulae of tobacco products, goes beyond what is allowed by the E.U. Directive on which the Dutch regulation is based.  Like any company, we have concerns about revealing unique product formulae and, together with other leading tobacco manufacturers, we began legal proceedings in September 2003 to prevent this.  A first hearing of the case is scheduled for April 14, 2005, but we have filed for a short-term postponement from this date.  We expect that the Belgian authorities will await the outcome of the Dutch case before imposing sanctions for non-compliance with Belgian regulations.  To date, the Belgian authorities have not insisted on companies submitting by brand, although their template does require it.

Regulation in Australasia

On June 25, 2004 the Australian government announced that cigarette packs will be required to carry graphic health warnings occupying 30% of the front and 90% of the back of packs within 18 months of the regulations being published.  Furthermore, the regulations foresee the removal of tar, nicotine and carbon monoxide yield statements from packs, to be replaced by relevant information on the toxic hazards of tobacco smoke.

The New Zealand government is currently reviewing the Smoke-free Environments Regulations 1999.  In July 2004, the government issued a consultation paper discussing labeling issues (including the possibility to introduce pictorial health warnings) together with contents regulation and the submission of ingredients information.  Imperial Tobacco New Zealand has made a submission on the consultation paper to the New Zealand government.

Advertising and Sponsorship

The European Union also passed a new Advertising and Sponsorship Directive in May 2003.  The new directive is narrower in scope than its predecessor, which was annulled by the European Court of Justice in October 2000, and places greater emphasis on cross-border advertising and sponsorship.  The main provisions include a ban on tobacco advertising in printed media, radio broadcasting and on the Internet.  However, we believe it still contains several flaws of the former directive.

All Member States have to implement the directive by July 31, 2005 at the latest.  On September 9, 2003, the German government initiated legal action with the European Court of Justice to annul parts of the directive.  Parallel to this, the Federation Internationale de l’Automobile (FIA), which runs Formula One, has filed legal action with the European Court of First Instance to delay enforcement of the directive.  The hearing is expected to take place in 2005.

In the United Kingdom, the Advertising and Sponsorship Act came into force in February 2003, banning all advertising except at the Point of Sale.  The latter is regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 which took effect on December 21, 2004 for England, Wales and Northern Ireland.  Under the regulations, tobacco advertising inside tobacconists is limited to a total surface equivalent to one A5 size sheet of paper (approximately 8 1/4 x 5 7/8 inches) including a 30% health warning and a National Health Service Quitline telephone number.  Furthermore, advertising on tobacco vending machines is limited to one true image of a tobacco product sold from the relevant machine.  Scotland has passed almost identical regulations under the Tobacco Advertising and Promotion (Point of Sale) (Scotland) Regulations 2004, which also took effect on December 21, 2004.  Sponsorship is also banned, but there is an exemption for events such as Formula One and the Embassy World Snooker Championships until July 2005, in line with the dates set by the E.U. Advertising Directive.  In November 2004 we renegotiated our agreement with McLaren Group Limited to terminate our sponsorship of their Formula One racing team prior to July 2005 in order to comply with the U.K. regulations.

In Ireland, the Office of Tobacco Control has been established and the Public Health (Tobacco) (Amendment) Act 2004 has come into force.  The Act prohibits cigarette packs containing fewer than 20 cigarettes and advertising and the display of tobacco products at the Point of Sale.  Together with other leading tobacco manufacturers we have challenged the Act, because we believe that it infringes constitutional law and goes beyond what is required by the E.U. Product or Advertising and Sponsorship Directives.  The hearing is expected to take place in late 2005.

Tobacco advertising and sponsorship is regulated in many of our key markets, with Hungary, Slovenia and New Zealand having comprehensive bans in place.  Where regulated, the scope is similar world-wide; most countries have banned television and radio advertising, while advertising in cinemas, the national press, on (outdoor) billboards and posters and at the Point of Sale is more or less heavily restricted and in some cases subject to accompanying health warnings (for example in Poland, Russia and the Ukraine).  Sampling, which is the distribution of free cigarettes, and sponsorship of cultural events is generally prohibited; however, most countries have granted transition periods for the sponsorship of sporting events.

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

On November 16, 2004 the U.K. government presented a White Paper on Public Health covering areas such as public smoking, obesity and alcohol consumption.  With regard to public smoking, the government intends to introduce legislation through a staged approach:

•                  by the end of 2006, all government departments will be smoke-free;

•                  by the end of 2007, all enclosed public places and workplaces except premises licensed to serve alcoholic beverages will be smoke-free; and

•                  by the end of 2008, arrangements for licensed premises will take effect: a ban will be in effect in venues where food is prepared and/or served, while other pubs, bars and membership clubs can choose their smoking policy.  In all venues smoking will be prohibited around the bar.

On November 10, 2004, Scottish First Minister Jack McConnell outlined government proposals for a smoking ban in Scotland in all workplaces and enclosed public places, including hospitality venues, from spring 2006.  The legislation will be introduced through the forthcoming Smoking, Health and Social Care (Scotland) Bill, which was introduced to the Scottish Parliament on December 17, 2004.

The Irish workplace-smoking ban took effect on March 29, 2004, providing for all workplaces including hospitality venues to be smoke free.  Limited exemptions have been issued for places such as hotel and bed and breakfast bedrooms, some care institutions, places of detention and beer gardens.  Although the government describes the ban as a success, the Vintners Federation of Ireland, which represents more than 6,000 pub owners, has members reporting losses in the range of 15% to 25%.

In The Netherlands, a workplace-smoking ban took effect on January 1, 2004.  With regard to the hospitality industry, agreement was reached with the Ministry of Health on a self-regulation system: no general smoking ban will be introduced in hospitality venues until the end of 2008.  In return, the hospitality industry will increase non-smoking areas in all venues.  Furthermore, the hospitality industry will need to undertake efforts to decrease on site sales of tobacco products by the end of 2008.  The self-regulation system will be reviewed on a yearly basis.

In New Zealand, the exemption from the public smoking ban granted to the hospitality industry expired on December 10, 2004.  From that date, all venues have had to be completely smoke free.

We remain committed to continuing to work constructively with individual governments and other regulatory bodies to ensure the sensible and proportionate regulation of tobacco products.

Legal Environment

Tobacco manufacturers in the United Kingdom and elsewhere in Europe have been subject to claims being made or threatened by individuals seeking damages for alleged smoking-related health effects.  The first action brought against a tobacco manufacturer in the United Kingdom for alleged smoking-related health effects is believed to have been in 1988.  To date, no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action against a tobacco manufacturer in the United Kingdom.  Only three tobacco-related health cases have ever proceeded to trial in the United Kingdom.  In one claim, which did not involve us, judgment was entered for the defendants.  In another claim, a group action against us and another manufacturer was abandoned following a preliminary hearing on the issue of limitation in which judgment was made in our favor.  In the third claim, which was commenced by Alfred McTear against us in 1993 and ended in February 2004, we expect judgment to be handed down in mid 2005.

The majority of our turnover has historically been derived from sales in the United Kingdom, where the current legal environment is different from that in the United States.  In fiscal 2004, none of our turnover was derived from sales of tobacco products in the U.S. duty-paid market and approximately 0.13% was derived from sales of tobacco products in the U.S. duty free market.  Unlike in the United States, claims in the United Kingdom can only be brought on behalf of named plaintiffs, not on behalf of an unnamed class.  Cases are tried before a judge, not a jury.  In addition, in U.K. personal injury cases, the unsuccessful party is generally liable for a substantial proportion of the successful party’s costs, including counsels’ fees.  Exemplary damages, which are similar to punitive damages, cannot be claimed in Scotland, and to date, to our knowledge have not been claimed against a tobacco manufacturer in England and Wales.  Exemplary damages in England, Wales and the Republic of Ireland can only be awarded in exceptional cases, where it can be established that a defendant acted intentionally and/or with complete disregard for a plaintiff’s interests.  If awarded, exemplary damages are much more limited in amount than may be the case in the United States.

To date there has been no recovery of damages against us in any jurisdiction in any claim alleging that our tobacco products have resulted in damage to the health of smokers.  We have not entered into any out-of-court settlement with any plaintiff in any such action.  We are vigorously contesting the pending actions described below and intend to continue to do so.  However, there can be no assurance that legal aid funding will not be made available to plaintiffs in alleged smoking-related health litigation in the future, that favorable decisions will be achieved by us in any of these proceedings nor that additional proceedings will not be commenced in the United Kingdom or elsewhere.  If we are found liable to pay damages in any jurisdiction, such a finding may precipitate further claims.  If such claims are successful, the cumulative liability for damages could be very significant.  Regardless of the outcome of any litigation, we will incur costs defending claims which we may not be able to fully recover, irrespective of whether we are successful in defending such claims.  Historically the costs of defending such claims have not been material.

Our lawyers in the United Kingdom and all other jurisdictions where they have been appointed continue to advise us that we have meritorious defenses to the legal proceedings in which plaintiffs are seeking damages for alleged smoking-related health effects and to threatened actions of a similar nature.

Other than as disclosed below, we are not a party to any litigation which, in our opinion, could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

Litigation in England and Wales

A writ was issued by the law firm of Haygarth Jones against us in England on June 19, 1998 on behalf of Raymond Joseph Kelly.  It was claimed that Mr Kelly had developed chronic bronchitis and emphysema as a result of smoking our products.  These proceedings were served on October 12, 1998 and Mr Kelly’s Statement of Claim followed on November 9, 1998.  Mr Kelly was granted legal aid in March 1996, but legal aid funding was later withdrawn.  Following Mr Kelly’s death, the Legal Services Commission was informed by his wife that she did not wish to pursue an appeal against the withdrawal of legal aid.  By order dated October 1, 2003, the St Helens County Court, of its own motion, dismissed the claim.  No appeal has been lodged against the dismissal and the time to do so has expired.  There are at present no other pending or, in so far as we are aware, threatened proceedings against ITG in England and Wales.

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

Litigation in Scotland

We are currently involved in 12 separate legal actions in Scotland.  Each pursuer (plaintiff) alleges damage to their health resulting from cigarette smoking.  Legal aid has been refused in the ten actions where an application has been made.  No application has been made in the case of Boyd -v- Imperial Tobacco Limited.  With the exception of two actions (McTear -v- Imperial Tobacco Limited and Traynor -v- Imperial Tobacco Limited) all the actions have been sisted (stayed).  We understand that nine of the stayed cases are being funded by the pursuers personally.

The tenth stayed case is Dougan -v- Imperial Tobacco Limited.  A letter before action was received in March 2004, on behalf of the widower of Jean Dougan, and a summons was subsequently served on April 30, 2004.  The summons alleges that Mrs Dougan smoked Embassy cigarettes from 1960 to the early 1990s, was diagnosed with lung cancer in April 2001 and died as a result of the illness in July 2001.  It is alleged that Mrs Dougan was unaware that smoking could cause lung cancer and that Imperial Tobacco had a duty to advise Mrs Dougan of the dangers to her health of smoking cigarettes.  It is also alleged that throughout the 1960s Imperial sought to contradict the public health message and advertised its products in such a way as to make smoking seem an attractive thing to do.  Gallaher is named as second defender in the action.  Bishops, Mr Dougan’s legal representatives, have confirmed that Mr Dougan has funding from the Communication Workers Union to enable Mr Dougan to preserve the claim from statute of limitation problems.  In July 2004 the action was stayed for a period of six months to enable further investigations to be conducted.  On January 11, 2005 the stay was continued (at the Pursuer’s unopposed request) for a further six months for the same reasons.

Until 2001 three further claims were proceeding against us.  The claims of Dunsmuir -v- Imperial Tobacco Limited, Forsyth -v- Imperial Tobacco Limited and Samson -v- Imperial Tobacco Limited were officially abandoned on April 10, 2001, April 20, 2001 and August 1, 2001, respectively.

Only one of the actions, McTear -v- Imperial Tobacco Limited, is actively progressing in court.  This action was commenced in the Court of Session in Scotland in January 1993 by Alfred McTear.  It is now being pursued by his widow, Mrs Margaret McTear.  She claims that Mr McTear’s lung cancer was caused by smoking our products.  She seeks £500,000 in damages, plus interest.  However, for the purposes of the proof, her legal advisors have quantified the value of her claim at £185,000.

Mrs McTear is not receiving legal aid.  Four applications for legal aid were refused.  Appeals against those refusals were unsuccessful.  Her legal advisers have previously stated that they are acting on a no-win no-fee arrangement.

Proof (trial) commenced on October 7, 2003 and ended on February 20, 2004.  We expect judgment to be handed down in mid 2005.

The other action that has not been formally stayed is Traynor -v- Imperial Tobacco Limited.  The pursuer in that case represents himself.  A commission took place in May 2001 at which Mr Traynor gave evidence to be used in the event that he is unable to attend trial.  Following the commission Mr Traynor lodged his Record (particulars of claim) at court, but did so outside the time limit.  While this does not result in Mr Traynor’s claim being dismissed, the case will not now proceed until either he or we bring a motion to allow the late Record.

Litigation in the Republic of Ireland

In the Republic of Ireland, plenary summonses have been issued against John Player and other tobacco companies over the period October 17, 1997 to January 21, 2003, naming 446 individuals seeking damages for alleged smoking-related health effects.  Since 1997, 409 of these claims have been dismissed, discontinued or confirmed as not proceeding by the relevant plaintiff firm, leaving a total of 37 individual claims outstanding against the tobacco companies.  As at March 14, 2005, 23 plaintiffs are seeking damages either jointly against John Player and other companies or solely against John Player.  Of these, all 23 individuals have served originating summonses.  Statements of claim have also been served on John Player in all 23 of these claims.  No trial dates have been fixed in respect of any claim against John Player.

The reduction in the total number of claims is largely due to an attempt by the major plaintiff firms to determine which of the individuals they represent should proceed with their claims, together with a withdrawal from the litigation by Ward & Fitzpatrick, which is discussed in more detail below.  As part of this process the plaintiff firms have identified a number of claims which will not be proceeding or where it has not been possible to obtain instructions.  We have therefore been able to secure the dismissal of a number of claims for want of prosecution.

In total, 54 statements of claim have been served on us since the proceedings commenced.  The first of those statements of claim was served on February 5, 1999 on behalf of John Fitzgerald.  Mr Fitzgerald’s claim was discontinued on March 1, 2002.  On March 6, 2002 a costs order was made, in favor of John Player, against Mr Fitzgerald.  On February 3, 2003 these costs were assessed by the court at €136,355 (approximately £92,000).  Mr Fitzgerald’s lawyers have said he has no assets or available income to pay these costs.  We have asked the plaintiff’s lawyers for an explanation as to why such claim was brought by them on behalf of Mr Fitzgerald.

On June 17, 2002 the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the plaintiffs Vincent Mallon and Margaret Delahunty.  Notice for particulars have been served in respect of each plaintiff.  Replies to particulars were served on us in respect of Vincent Mallon on September 17, 2003 and in respect of Margaret Delahunty on October 2, 2003.  Mr Mallon and Ms Delahunty are seeking €86,385 and €141,050, respectively (approximately £59,000 and £96,000, respectively), for the costs of purchasing cigarettes during their lifetimes.  They are also seeking, among other things, unspecified damages and an order that the Minister take such steps as are necessary to prohibit the sale of tobacco products in the Republic of Ireland.  A further eight statements of claim have been served on us by Beauchamps during December 2003.  In February 2003, Beauchamps applied to the High Court for orders joining the Irish State amending various summonses to include new causes of action in these ten cases.  Amended summonses have now been served in nine of the 11 claims against us.

The defendants have issued motions to dismiss on the grounds of procedural and inherent delay in ten of these outstanding claims.  In one of these cases, the plaintiff has recently died.  Replying affidavits have been received in all nine of the other cases.  These motions had been listed before the court in the list to fix dates on March 9, 2005 but were taken out of the list with liberty to the defendants to mention the motions and have the motions re-entered when all further affidavits have been exchanged.  These motions may be heard in June or July 2005.

The remaining Beauchamps/McDonnell case already stands dismissed by the Master and is under appeal (Raymond Garland).  Beauchamps/McDonnell have applied to come off record.  The motion to come off record was listed before the Court on February 11, 2005 but has since been taken out of the list.  Mr Garland’s appeal is listed for hearing on April 21, 2005.  It appears that Beauchamps/McDonnell will bring a fresh application to come off record before that date.

On September 23, 2002 the law firm Ward & Fitzpatrick served a statement of claim on behalf of Patricia Daynes.  Ms Daynes was claiming unspecified damages.  On November 22, 2002 we were served with 30 additional statements of claim by Ward & Fitzpatrick which are almost identical in substance and structure to the statement of claim served on behalf of Patricia Daynes.  However, this figure includes a number of cases where dismissals have since been ordered or where the plaintiff has discontinued the claim.  Notices for particulars were served in respect of 17 of these claims.  Such notices have not been filed where motions to dismiss claims are pending or, in the case of three claims, where the order extending the time for service is under appeal.  That appeal was heard in two cases (Butler and Reilly) before Mr Justice de Valera on October 13, 2003.  De Valera J granted the appeals and dismissed the claims in April 2004.

In respect of the third case (Olohan), the motion seeking to set aside the order granting renewal and extension of time for service was adjourned to the Court’s list to fix dates.  Events were superseded by Ward & Fitzpatrick’s withdrawal from the litigation and the Olohan claim was discontinued.

During the course of 2004, the co-defendants successfully defended appeals against dismissal by Ward & Fitzpatrick before Quirke J in March 2004 and successfully had dismissed further claims by Ward & Fitzpatrick before Ms Justice Finlay Geoghegan in July 2004 on the grounds of both procedural and inherent delay.  As a consequence, Ward & Fitzpatrick obtained instructions to discontinue all but four of their clients’ claims.  Ward & Fitzpatrick has come off record in respect of those remaining four plaintiffs.  All of the four plaintiffs, were voluntarily discontinued by the plaintiffs themselves or were dismissed by Finlay-Geoghegan J. on February 10, 2005.

Guilfoyles have served statements of claim against John Player on behalf of 11 individuals.  Ten of these statements of claim were served on February 28, 2003.  The statements of claim are very similar in substance and structure.  The plaintiffs are seeking unspecified damages (including aggravated and/or exemplary damages) and various declarations including a declaration that the manufacture, distribution and supply of cigarettes are injurious to the public health generally and the health of each plaintiff.  On July 24, 2003, the Master dismissed the claims of nine of these individuals where statements of claim had been served out of time and awarded costs to John Player.  Guilfoyles have served notice that they intend to appeal the Master’s decision to dismiss these nine claims.  We issued a notice of appeal in the remaining case where the Master refused to dismiss the motion and extended time for serving the statement of claim and reserved costs.  The ten motions are not currently proceeding pending consideration by Guilfoyles of the Ward & Fitzpatrick judgments of Quirke J and Finlay Geoghegan J.

In the other case (Margaret O’Driscoll), the statement of claim was served out of time on March 31, 2004.  The statement of claim was returned to Guilfoyles on April 7, 2004.

John Devane Solicitors, who represent one plaintiff, served a statement of claim on May 20, 2004.  The statement of claim was returned as it was served out of time.

Henry P Kelly Solicitors, who represent one plaintiff, served a statement of claim on December 5, 2003, following a motion to dismiss for want of prosecution being issued by us.  This motion was heard on February 13, 2004 and the case was dismissed.

Between June 9, 1999 and July 28, 2000, 27 plenary summonses were issued by plaintiffs represented by the law firm Lavelle Coleman.  John Player was defendant in 21 of these cases and the sole defendant in one.  None of these summonses have been served and they are now out of time.  Accordingly, they are not included in the total number of plaintiffs who have issued proceedings against John Player and the other tobacco companies.

Litigation in The Netherlands

In The Netherlands, our subsidiary has received letters before action from or on behalf of 44 individuals seeking damages for alleged smoking-related health effects, but 15 of the individuals have now withdrawn their claims.  Of the remaining 29 individuals, 25 are currently represented by one firm of lawyers, Sap Advocaten (formerly Sap De Witte Roth).  We are aware of four other non-represented individuals who may bring claims against our subsidiary.  While there were press reports in February 2003 that Sap Advocaten would institute proceedings in the coming months, no proceedings have been commenced to date.  Based on recent comments by Sap Advocaten, it may be that proceedings on behalf of one or more claimant will be instituted in the first half of 2005.

Claim letters have also been received in The Netherlands by at least three other tobacco companies.  Two of the individuals who have threatened to bring claims against our subsidiary have given evidence at preliminary hearings requested by two of the tobacco companies.  The four tobacco companies have taken direct evidence from 22 current claimants in total.  The testimony given by five of those individuals indicates that they may not have smoked brands manufactured by our subsidiary.  Information provided by Sap Advocaten indicates that a further six individuals may not have smoked brands manufactured by our subsidiary.  Additionally, a number of counter-hearings have taken place, during which testimony from family and friends of five claimants was taken.

Sap Advocaten have taken evidence from seven current or former employees of one of the tobacco companies and evidence from four current or former employees of another tobacco company.  No applications have been made to take evidence from current or former employees of our subsidiary.

In July 2002 it was reported in the press that a foundation had been established in May 2002 to bring a class action against the tobacco industry seeking damages for alleged smoking-related health effects.  The foundation is the successor of three other foundations that had been referred to in press reports during 2000.  The report stated that the foundation had received €250,000 (approximately £170,000) from investors and benefactors and, without advertising, already had 100 claimants.  In November 2002, it was reported in the press that this same foundation now had several hundred potential claimants and several million euros in financial backing.  We are aware that a marketing bureau conducted a calling campaign targeted at people who smoked in order to persuade them to join litigation against the smoking industry.  We do not have any information as to the identity of the marketing bureau or on whose behalf they are acting.  No claims have been commenced.  There were also press reports in 2000 that two firms had indicated that they will work together in bringing litigation against the tobacco industry on behalf of health insurance companies, but there have been no recent reports regarding this.

Litigation in Germany

In Germany, a claim has been brought against one of our subsidiaries.  The statement of claim named H.F. & Ph. F. Reemtsma GmbH as defendant even though this entity legally no longer existed due to a merger prior to the claim being filed.  However, the court subsequently concluded that our subsidiary Reemtsma was the defendant in this lawsuit.

The claim was brought by a male claimant, Wolfgang Heine, who served proceedings in the Court of First Instance of Arnsberg near Dortmund in Nordrhein-Westfalia on July 8, 2002.  Mr Heine alleges that he has smoked Reemtsma “Ernte 23” since the age of 17 and that he had a cardiac infarction in 1993, from which time he has had cardiovascular difficulties.  He is represented by the same lawyer who acted for claimants in five out of six cases seeking legal aid for claims against tobacco companies in 1999, 2000 and 2001.  All of these were rejected by the courts.

Reemtsma filed its defense on December 24, 2002.  Mr Heine failed to respond to the defense.  However, the value of the claim was subsequently increased (€125,000 for alleged pain and suffering and €88,355 for alleged loss of income) (approximately £85,000 and £60,000 respectively).

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

At the end of November 2003, Mr Heine applied for the statement of facts in the court’s judgment and the findings concerning the factual submissions to be corrected.  This application was denied by the court.  The claimant subsequently lodged an appeal against the judgment to the Court of Appeal in Hamm.  Following briefs filed by both parties, the Court of Appeal in Hamm notified the parties on June 21, 2004 of its intention to dismiss Mr Heine’s appeal without an oral hearing and, on July 14, 2004, formally dismissed the appeal.

The claimant is now pursuing the only route left open to him and has filed a constitutional complaint with the German Federal Constitutional Court in Karlsruhe.  While we are not party to these proceedings, the claimant’s lawyer has voluntarily provided our German counsel with a copy of the brief filed on August 10, 2004.  We believe that it is unlikely that the Constitutional Court will permit the case to proceed.

In an action between Mr Heine and his legal cost insurer, the Celle Court of Appeal held that the legal cost insurer had to provide insurance cover for the litigation then pending against Reemtsma, which was upheld by the German Federal Supreme Court in a judgment on March 19, 2003.  Reemtsma was not a party to this lawsuit.

In a separate matter, one of our German subsidiaries (Imperial Tobacco Agio GmbH) received a letter before action dated March 26, 2002 on behalf of an individual, Heinz Seelgen.  Mr Seelgen alleged that his medical condition was caused by smoking cigarillos manufactured by Imperial and threatened to initiate legal proceedings in the United States.  In fact, the brand of cigarillos alleged to have been smoked by Mr Seelgen is not manufactured by Imperial, only distributed by us.  A response was sent to Mr Seelgen’s legal advisers on April 8, 2002 denying the claims and stating that there were no grounds for bringing a claim in the United States.  To date, there have been no further developments in this matter.

Litigation in Poland

Imperial Tobacco Polska S.A. (formerly Reemtsma Polska S.A.) is a defendant in a claim commenced on June 18, 2001 in the Regional Court in Poznań by an individual claimant, Zbigniew Czarnecki.  Mr Czarnecki is seeking PLN 75,000 (approximately £11,600) for loss of earnings and compensatory costs for medical treatment and suffering caused by his laryngeal cancer, diagnosed in 1994, which he alleges was caused by smoking cigarettes manufactured by Wytwórnia Wyrobów Tytoniowych S.A., a company acquired by Imperial Tobacco Polska S.A in 1996.

The claim was served on Imperial Tobacco Polska S.A. on January 30, 2002.  Since then Imperial Tobacco Polska S.A. has been represented at a number of hearings.  At a hearing on June 30, 2004 in the Regional Court in Poznań, the Court decided to appoint an expert otolaryngologist to advise the court on scientific and medical issues.  Since June 2004, Imperial Tobacco Polska S.A. has lodged a number of expert reports and pleadings at court, dealing with legal causation, scientific causation, addiction, limitation, negligence and public awareness.  Imperial Tobacco Polska S.A. obtained a copy of the report produced by the court expert on November 23, 2004 and both parties filed responses to the report in December 2004.  The last hearing took place on March 9, 2005.  The next hearing has been scheduled for April 27, 2005.  Judgment is expected in the middle of 2005.

In a separate matter, on December 3, 2004, Imperial Tobacco Polska S.A. received a letter from the Polish Association of Health Promotion and Health Education in Labor Environment (the “Association”) seeking compensation on behalf of Polish smokers on the basis that Imperial Tobacco Polska S.A. failed to warn of/concealed the dangers resulting from alleged addiction to nicotine.  The letter threatened to bring a class action against Imperial Tobacco Polska S.A. if the company did not enter into negotiations for the compensation of Polish smokers.  Press reports indicate that thousands of people have joined the action and advertisements for potential claimants have appeared in the Polish press.  Imperial Tobacco Polska S.A. responded to the letter on January 7, 2005 denying the claim.  On February 4, 2005, the Association filed statements of claim against a number of tobacco companies, including Imperial Tobacco Polska S.A.  However, the statement of claim has not yet been served on Imperial Tobacco Polska S.A.  On March 14, 2005 Imperial Tobacco Polska S.A. received a further letter from the Association alleging criminal conduct on the part of individual members of the management boards of tobacco firms operating in Poland, including Imperial Tobacco Polska S.A., arising from their alleged concealment of the dangers resulting from alleged addiction to nicotine.  We are not aware that any proceedings based on this latest allegation have been commenced either against Imperial Tobacco Polska S.A. or any officer or former officer of Imperial Tobacco Polska S.A.

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

On March 31, 2003 the court heard applications from the defendants, including ITA, that involved pleading issues.  The court also heard ITA’s separate application to have the claim against ITA dismissed or alternatively to have judgment entered against Ms Cauvin on the basis that ITA did not commence operations until June 18, 1999.

Her Honour Justice Bell gave judgment on August 1, 2003.  She refused to dismiss the claim against ITA.  She did however, strike out Ms Cauvin’s claims that the Australian companies represent their overseas counterparts and were liable for the implementation of an alleged international conspiracy on their behalf.

On August 27, 2003, ITA served and filed a holding summons for leave to appeal from the judgment.  ITA has also sought that the period for filing an appeal be extended so that all aspects of the proceedings can be finally determined at first instance.  The appeal has not yet been listed for hearing and will next be in court on July 4, 2005 for further directions, at which time ITA will be seeking a date from the court to file a detailed summary of argument.

The defendants (other than ITA) were also pursuing security for costs.  The other defendants’ security for costs arguments were heard on November 6 and 7, 2003 and judgment was given on December 19, 2003.  Each of those defendants’ motions seeking security for costs was denied, with costs ordered against those defendants.

The proceedings are presently focused on interlocutory disputes about the statement of claim in both the Supreme Court and in the Court of Appeal.  On May 17, 2004 the court heard the outstanding elements of the strike out and summary dismissal applications brought by the defendants, in particular the plaintiff’s ability to claim relief on behalf of other persons.

Her Honour Justice Bell gave judgment on September 24, 2004.  She struck out all references to “other persons” in the statement of claim.  She also struck out all claims for the relief sought on behalf of other persons.  She noted that subject to obtaining leave to file a second amendment statement of claim, the plaintiff could re-plead her claim so that the compensation would be limited to any loss or damage suffered by her alone.

The matter has now been listed for a four-day hearing on April 1, 2005.  This hearing will deal with argument in relation to the defendants’ costs of the strike out and summary dismissal motions.  Justice Bell will also consider the plaintiff’s Notice of Motion to join additional companies to the claim and the plaintiff’s application for leave to file a second amended statement of claim incorporating the changes outlined in Her Honour’s decisions of August 1, 2003 and September 24, 2004.

U.K., Irish and Dutch government litigation

In both the United Kingdom and the Republic of Ireland the press has reported that relevant government departments and health authorities have been examining U.S. “Medicaid” litigation against tobacco companies for the cost to the state of treating patients with alleged smoking-related health effects in order to consider whether similar litigation might be available in these jurisdictions.

In the Republic of Ireland, in its Report on Smoking and Health dated November 9, 1999, the Joint Oireachtas Committee on Health and Children recommended that “civil legal proceedings should be brought to recoup expenditure incurred in the treatment of tobacco-related illnesses and other expenditure resulting from such illnesses.”  The Sub-Committee on Health and Smoking appointed by the Joint Oireachtas Committee on Health and Children released its second interim report in July 2001 containing a recommendation that “the government move speedily to initiate legal proceedings against the tobacco industry in the Republic of Ireland, as successfully leveled by the U.S. States’ governments and currently by the U.S. federal government.”  No government claim has been brought against the tobacco companies and the media has reported that the government has been advised by its lawyers that such a claim would not be feasible.

The Republic of Ireland, the Irish Minister for Health and the Irish Attorney General have been joined by the plaintiffs in 17 individual proceedings (ten of which involve our Irish subsidiary) served by Beauchamps and Peter McDonnell & Associates.  Statements of claim have been served in ten of these cases (referred to above) and assert that the Republic of Ireland failed to comply with various duties to take action to preserve the public health.  Among the relief sought is a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health and the health of the plaintiff, as well as various orders including an order to prohibit the sale of tobacco products and an order directing the defendants to “make available to the plaintiff all of the material relating to the dangers to the health of the plaintiff.”

In April 2004 we challenged, together with other leading tobacco manufacturers, the Republic of Ireland’s Public Health (Tobacco) (Amendment) Act 2003 and Regulations based on it.  The Act implements the E.U. Product Directive and the E.U. Advertising and Sponsorship Directive.  It prohibits, among other things, cigarette packs containing less than 20 cigarettes as well as advertising and display of tobacco products at the Point of Sale.  Together with other leading tobacco manufacturers, we have challenged the Act because we believe that it infringes Irish constitutional law as well as European Union law.  The Commercial Court in Dublin is scheduled to hear the case in the course of 2005.

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

In September 2003 we, along with other tobacco companies, submitted a court challenge against the Dutch government’s implementation of Directive 2001/37/EC of the European Parliament and of the Council on the approximation of the laws, regulations and administrative provisions of the Member States concerning the manufacture, presentation and sale of tobacco products of June 5, 2001.  We have asserted that the Dutch implementation measures (the Tobacco Act and accompanying Regulation) require product information relating to ingredients to be disclosed in a manner that can, among other things, jeopardize vital trade secrets protected by the Directive, E.U. law, international public law and Dutch law (both civil and administrative).  Apart from Belgium, The Netherlands is the only jurisdiction among the E.U. Member States that has interpreted the Directive in this manner.  The Court has set April 14, 2005 as the date for the first hearing.  We have filed for a short-term postponement of this date.  Belgium seems to be prepared to wait for the outcome of this case, because no action has been taken against any of the tobacco manufacturers so far for submitting ingredients information in a different format than required by Belgian law implementing the Directive.

C     Organizational Structure

Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales
Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla U.K. Limited	Manufacture of rolling papers in the United Kingdom

Incorporated overseas
Name and country of incorporation	Principal activity
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Dunkerquoise des Blends S.A., France	Tobacco processing
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco Magyarorszäg Dohänyforgalmazö kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Slovakia, Slovakia	Manufacture, marketing and sale of tobacco products in the Slovak Republic
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma International Praha spol s.r.o., Czech Republic*	Marketing and sale of tobacco products in the Czech Republic
Reemtsma Kiev Tyutyunova Fabrika, the Ukraine	Manufacture of cigarettes in the Ukraine
Reemtsma Ukraine, the Ukraine	Marketing and sale of tobacco products in the Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S, France	Holding investments in subsidiary companies
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture of roll your own and pipe tobaccos and marketing and sale of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Sale of roll your own and pipe tobaccos

* As of December 1, 2004, name changed to Imperial Tobacco CR s.r.o.

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned(2)
Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96
Societe Ivoirienne des Tabacs S.A(1), Côte d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74
Tobačna Ljubljana d.o.o., Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76

In addition the group also wholly owns the following partnerships:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany
Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.

Reemtsma Holding GmbH & Co KG, Germany	Holding investments in subsidiary companies
Principal place of business: Max-Born-Strasse 4, 22761 Hamburg, Germany.

(1) Listed on the Côte d’Ivoire Stock Exchange.

(2) The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

The consolidated group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the ultimate holding company, Imperial Tobacco Group PLC, none of the shares in the subsidiaries are held directly by Imperial Tobacco Group PLC. A full list of subsidiaries is attached to the Annual Return of the group available from Companies House, Crown Way, Cardiff, CF14 3UZ, United Kingdom.

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

In most instances our current facilities are operating below their estimated maximum capacity output.  None of our properties is pledged as collateral.

A list of our principal properties is set out below:

	Principal Use	Size	Annual Capacity
Freehold
United Kingdom
Upton Road, Bristol	Group headquarters & registered office	42,700 sq. ft.	Not applicable
Winterstoke Road, Bristol	Factory – cigar manufacture	208,100 sq. ft.	800 million cigars for manufacturing & 630 million cigars for packing
Boundary Lane, Liverpool	Factory – pipe, roll your own and snuff tobacco manufacture	318,400 sq. ft.	4,000 tonnes for processing & 7,100 tonnes for packing
Triumph Road & Wollaton Road, Nottingham	Bonded warehouses	561,400 sq. ft.	24,000 tonnes of leaf tobacco

Overseas
Menen, Belgium	Factory – smoking tobacco manufacture & packing	82,600 sq. ft.	4,200 tonnes for processing & 5,100 tonnes for packing
Wilrijk, Belgium	Factory, warehouse & offices – rolling paper manufacture	133,500 sq. ft.	66 billion leaves
Bobo Dioulasso, Burkina Faso	Factory – cigarette manufacture	74,000 sq. ft.	3 billion cigarettes
Bouaké, Côte d’Ivoire	Factory – cigarette manufacture	441,300 sq. ft.	8 billion cigarettes
Dunkerque, France	Factory – cut rag production	59,200 sq. ft.	13,000 tonnes of blended tobacco
Libreville, Gabon	Factory – cigarette manufacture	38,800 sq. ft.	2 billion cigarettes
Berlin, Germany	Factory – cigarette manufacture	673,500 sq. ft.	51 billion cigarettes
Langenhagen, Germany	Factory – cigarette manufacture	948,300 sq. ft.	45 billion cigarettes
Lahr, Germany	Factory – other tobacco products, tubes & papers	536,500 sq. ft.	11 billion tubes & tips
Trossingen, Germany	Factory – tube manufacture	176,500 sq. ft.	28 billion tubes & tips

	Principal Use	Size	Annual Capacity
Freehold (continued)
Overseas (continued)
Mullingar, Republic of Ireland	Factory – roll your own tobacco processing & packing	87,200 sq. ft.	6,100 tonnes for primary and 14,200 tonnes for secondary processing
Bishkek, Kyrgyzstan	Factory – cigarette manufacture	238,400 sq. ft.	8 billion cigarettes
Skopje, Macedonia	Factory – cigarette manufacture	427,300 sq. ft.	5 billion cigarettes
Antsirabe, Madagascar	Factory – cigarette manufacture	80,700 sq. ft.	5 billion cigarettes
Joure, The Netherlands	Factory & offices – roll your own & pipe tobacco manufacture & packing	208,500 sq. ft.	21,800 tonnes manufactured & 18,500 tonnes packed
Wellington, New Zealand	Factory – cigarette & roll your own tobacco manufacture	167,200 sq. ft.	6 billion cigarettes & 1,900 tonnes of tobacco
Tarnowo Podgórne, Poland	Factory – cigarette manufacture	449,200 sq. ft.	25 billion cigarettes
Dakar, Senegal	Factory – cigarette manufacture	328,900 sq. ft.	5 billion cigarettes
Smolnik, Slovakia	Factory – cigar and pipe tobacco manufacture	133,200 sq. ft.	133 million cigars and 1,500 tonnes primary of pipe tobacco and 8,800 tonnes packing
Kiev, the Ukraine	Factory – cigarette manufacture	393,000 sq. ft.	25 billion cigarettes

Leasehold
United Kingdom
Bull Close Road, Nottingham	Regional distribution center	146,200 sq. ft.	6 billion cigarettes
Thane Road, Nottingham	Factory – cigarette manufacture	659,000 sq. ft.	81 billion cigarettes
Treforest Estate, Pontypridd	Factory, warehouse & offices – rolling paper manufacture	30,700 sq. ft.	26 billion leaves

Overseas
Dublin, Republic of Ireland	Factory, warehouse & office – cigarette manufacture	106,500 sq. ft.	5 billion cigarettes
Volgograd, Russia	Factory – cigarette manufacture	253,600 sq. ft.	28 billion cigarettes

Capacities reflect relocation of, and new investment in, machinery throughout the year.  Additionally, the basis for capacity evaluation has been reviewed to ensure group-wide consistency.

In January 2004 we announced the closure of our cigarette manufacturing sites in Hungary, Slovenia and Slovakia and our filter production center in Hungary.  The closures were completed by May 2004.  Surplus machinery from these sites is being transferred and will deliver further improvements in efficiency and quality around the group.

We also announced the closure of our cigarette-manufacturing site in the Republic of Ireland in December 2004.  The closure was completed in February 2005.  Our sales and marketing, finance and IT operations will be relocated to another site in Dublin.  The closure will not have a material effect on our operating results or financial position.

During fiscal 2004, we disposed of properties in Avonmouth in the United Kingdom, the former Reemtsma headquarters in Hamburg, Germany and a former factory in Kiev in the Ukraine.  In Turkey, the construction of our cigarette factory on a greenfield site near Izmir has been completed and production is expected to commence towards the end of March 2005.

Item 5:  Operating and Financial Review and Prospects

You should read the following information in conjunction with our consolidated financial statements and the notes thereto included in this annual report.  Our financial statements are prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP.  See note 30 of the notes to our consolidated financial statements for a description of the principal differences and additional disclosures applicable to us for each of the three fiscal years in the period ended September 30, 2004.

The following discussion includes the results of operations of Reemtsma from the date on which it was acquired, and not for prior periods.

In connection with the forward-looking statements that appear in the following information, you should carefully review the cautionary statements referred to in “Disclosure Regarding Forward-Looking Statements” and Item 3D: Risk Factors included in this annual report.

Factors Affecting Results of Operations

Our acquisition of Reemtsma in May 2002 had a significant effect on both turnover and costs in fiscal 2002, fiscal 2003 and fiscal 2004.  Figures for fiscal 2003 and fiscal 2004 include the full year results of Reemtsma.  Figures for fiscal 2002 include the results of Reemtsma for the four and a half months from acquisition.  In addition, the acquisition had the effect of reducing the significance of our U.K. operations to the group, with U.K. turnover decreasing from 54% of total turnover in fiscal 2002 to 40% in fiscal 2003, stabilizing at 43% in fiscal 2004.

Other factors which influence the results of our operations are discussed in Item 4B: Business Overview under Business Operations and Regulatory Issues, respectively.

Turnover

Turnover represents the amount charged to customers in respect of goods sold, services supplied and license fees, exclusive of applicable sales taxes or equivalents but inclusive of excise duty.

Sales of goods are recognized when risks and rewards of ownership pass to the customer and when collectibility of the related receivables is reasonably assured.

Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered.  License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

Turnover is driven principally by sales volumes, the prices we are able to charge for our products and the amount of excise duty imposed by governmental authorities in the various jurisdictions in which we operate.

Duty

Increases in duty are driven both by increases in turnover and by increases in the rates of duty in the jurisdictions in which we operate.

Turnover excluding duty

Turnover excluding duty represents the amount received by us from customers after deducting duty payable to governmental authorities.  Management believes that this measure provides a better comparison of underlying business performance, as it removes the distortion in the trends of our turnover and operating margins that are caused by the different excise duty regimes that exist within the markets in which we operate.  This measure is derived from our consolidated statements of income.  See Item 5A: Operating Results.

Turnover excluding duty is driven principally by sales volumes and the prices we are able to charge for our products.

Operating profit

Operating profit represents turnover excluding duty less costs and overheads less other income.  Operating profit is driven largely by changes in turnover and in operating costs, but is also affected by increases in the rate of duty.  In addition, during the period under review operating profit has been adversely affected by increased amortization of goodwill and by exceptional items, both resulting from the Reemtsma acquisition.

Operating profit excluding amortization and exceptional items

Operating profit excluding amortization and exceptional items represents operating profit before deducting the costs of amortization and exceptional items.  Management believes that this measure provides a better comparison of underlying business performance and is the measure used by management to assess the financial performance of the business.  This measure is derived from our consolidated statements of income.  See Item 5A: Operating Results.

Operating margin

Operating margin is calculated as operating profit as a percentage of turnover excluding duty.

Critical Accounting Estimates

Our significant accounting policies are set out on pages F-9 to F-11 of the consolidated financial statements and comply with U.K. GAAP.  We believe our most critical accounting estimates include those relating to fixed assets, legal proceedings, derivative financial instruments and pensions.  The application of these accounting estimates involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Fixed assets

In our U.K. GAAP financial statements, we amortize purchased goodwill arising since August 1, 1998 over its estimated economic life on a straight-line basis subject to a maximum of 20 years.  Previously all goodwill was written off against reserves in the period of acquisition.  Unexpected future events may evidence an economic life less than this period, in which case a higher amortization charge would be made in those future financial statements as a result of this shorter life.

Intangible assets (other than goodwill) and tangible fixed assets are amortized or depreciated over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness.  Due to the long lives of such assets, changes to the estimates used can result in significant variations in the carrying value.

We assess the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Factors considered important which could trigger an impairment review include the following:

•                  significant underperformance relative to historical or projected future operating results;

•                  significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•                  significant negative industry or economic trends.

In addition, under U.K. GAAP we assess the impairment of goodwill at the end of the first full financial year following the year of the related acquisition.  Where there is evidence of a potential impairment to the carrying value of fixed assets, we undertake an estimation of the fair value of that fixed asset in accordance with the approach set out in FRS 11 “Impairment of fixed assets and goodwill.”  The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the business unit to which the goodwill relates.  Estimates are used in deriving these cash flows and the discount rate.  An impairment loss would be recognized in our profit and loss account to the extent that the carrying value of the asset was in excess of the fair value and would be included in the determination of operating profit.

For U.S. GAAP purposes, goodwill arising on acquisitions prior to July 1, 2001 and all identifiable intangible assets are amortized over their estimated useful lives.  Goodwill arising on acquisitions after July 1, 2001 is not subject to amortization, but instead is subject to an annual impairment review.  Following the adoption of SFAS 142 “Goodwill and Other Intangible Assets,” all goodwill arising on acquisitions prior to July 1, 2001 is no longer amortized from October 1, 2002, but is instead subject to an annual impairment review.

We assess the impairment of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.  When we determine that there is an indicator that the carrying value of goodwill may not be recoverable, we measure impairment based on estimates of the fair values of the underlying assets of the reporting unit.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of our fixed asset accounting estimates affect the amounts reported in our financial statements, especially our estimates of the expected useful economic lives and the carrying values of those assets.  If our business conditions were different, or if we used different assumptions in the application of this and other accounting estimates, it is likely that materially different amounts would be reported in our financial statements.  Adjustments to earnings resulting from revisions to estimates relating to fixed asset accounting have been insignificant for each of the years in the three-year period ending September 30, 2004.

Legal proceedings

In accordance with U.K. GAAP we only recognize liabilities in our accounts where we have a present obligation from a past event, a transfer of economic benefits is probable and we can make a reliable estimate of what the transfer might be.  In instances such as these, a provision is calculated and recorded in our accounts.  In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the accounts.

A contingent liability will be disclosed when a possible obligation has arisen but its existence will only be confirmed by future events not wholly within our control or in circumstances where an obligating event has occurred but it is not possible to quantify the size or likelihood of that obligation crystallizing.  Realization of any contingent liabilities not currently recognized or disclosed in our financial statements could have a material effect on our financial condition.

Application of these accounting principles to legal cases in which claimants are seeking damages for alleged smoking-related health effects is inherently difficult given the complex nature of the facts and law involved.  Deciding whether or not to provide for loss in connection with such claims requires management to make determinations about various factual and legal matters beyond our control.

We review outstanding legal cases following developments in the legal proceedings and at least every six months, in order to assess the need for provisions in our financial statements.  Among the factors that we consider in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, our experience in similar cases, and any decision of our management as to how we intend to respond to the litigation, claim or assessment.

To the extent our determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, our future financial statements may be materially affected, with an adverse impact upon our results of operation, financial position and liquidity.

As disclosed in Item 4B: Business Overview – Legal Environment, the group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects.  In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, our Directors believe that the pending actions will not have a material adverse effect upon the turnover, profit or financial condition of the group.  Consequently, we have not provided for any amounts in the consolidated financial statements in each of the years in the three-year period ended September 30, 2004.

Derivative financial instruments

We use derivative financial instruments to manage exposure to foreign exchange and interest rate risks.  Instruments qualify for hedge accounting where the underlying asset or liability has characteristics that can be directly related to the instrument transacted.  The gains and losses on those instruments that qualify for hedge accounting are recognized in the financial statements over the life of the transaction.  All of our current derivative financial instruments qualify for hedge accounting under U.K. GAAP.

U.S. GAAP requires us to record all derivatives on the balance sheet at fair value.  We have decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for our derivatives, where permitted, and accordingly, under U.S. GAAP, movements in the fair values of derivatives are recorded in the profit and loss account.  We revalue derivative financial instruments every six months using third party valuations.  Any significant changes in the level of market interest rates or foreign currency exchange rates could have a material impact on the fair values of derivatives held in our U.S. GAAP balance sheet and the gains and losses reported in our U.S. GAAP profit and loss account.

Pensions and other post retirement benefits

We operate defined benefit pension schemes in the United Kingdom, Germany and selected other overseas locations.  Costs relating to the various pension schemes operating within the group are accounted for, under both U.K. and U.S. GAAP, using methods that rely on actuarial estimates and assumptions to arrive at costs and liabilities for inclusion in the accounts.  These assumptions include discount rates, assumed rates of return, salary increases, employee turnover rates and mortality rates.  We review our actuarial assumptions on an annual basis and make modifications to them when it is deemed appropriate to do so.  While management believes that the actuarial assumptions are appropriate, any significant changes to those used could materially affect both our balance sheet and profit and loss account, and result in an increase in our profit and loss account charge in relation to pensions and other post retirement benefits in future years, and, as a consequence, impact on the asset or liability held in our balance sheet.

Our U.K. GAAP pension expense in fiscal 2004 was £32 million (fiscal 2003: £34 million, fiscal 2002: £13 million).  The 2003 and 2004 U.K. GAAP pension expenses include a full year of expense relating to the Reemtsma group.  The figure for 2002 includes the Reemtsma pension expense for the four and a half months from the date of acquisition.

We estimate that the impact of a 0.5% increase or decrease in the discount rate or the expected return on plan assets on the U.K. GAAP pension expense would be immaterial.  Similarly, we estimate that a 0.5% reduction in the discount rate would increase the pension expense under U.S. GAAP by £15 million, while a 0.5% increase would reduce the U.S. GAAP pension expense by approximately £16 million.  We estimate that a 0.5% decrease/(increase) in the expected return on plan assets would increase/(reduce) the U.S. GAAP pension expense by approximately £11 million.

We review our assumptions in respect of our pension benefits annually.  The impact on earnings and cash flows resulting from revisions to estimates relating to these assumptions have been insignificant for each of the years in the three-year period ended September 30, 2004.

Adoption of International Financial Reporting Standards

Following a regulation issued by the Council of the European Union, all European companies listed on a European Securities market will be required to adopt the E.U. endorsed International Financial Reporting Standards (IFRS) and International Accounting Standards as issued by the International Accounting Standards Board in the preparation of financial statements from 2005 onwards.  This means we will prepare our first financial statements in accordance with IFRS for the year ended September 30, 2006.  The adoption of these standards will lead to some changes in our accounting policies, results and the presentation of the financial statements.

Uncertainty still exists about the number of comparative years of financial statements the group will be required to present to comply with U.S. requirements.  Usually these require two years of comparative information for the profit and loss account and cash flow statement.  On March 11, 2004, the SEC published proposals whereby foreign registrants adopting IFRS for the first time would only be required to provide one year of comparative information instead of two.  If the proposals are approved, the opening balance sheet for the group will be as at

October 1, 2004.  Uncertainty also exists regarding the final standards which will be applicable on transition, particularly in respect of IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 19 “Employee Benefits.”

We have established a formal project team to manage the transition to IFRS reporting.  The project is monitored by a steering committee and regular updates are provided to the board and audit committee.  For a discussion of certain potential effects of the adoption of IFRS, see note 29 to the consolidated financial statements contained in this annual report.

A               Operating Results

Results of Operations

The following table gives certain information regarding our results of operations under U.K. GAAP for the periods listed below.

Acquisitions have been included in our consolidated profit and loss from the following dates:

Acquisition	Date included
Lao Tobacco	February 6, 2002
Reemtsma group	May 15, 2002
Tobaccor Group	March 30, 2001
CTC	May 11, 2004

	Fiscal Year
(In £’s million, except percentages)	2002	2003	2004
Turnover including duty(1)
United Kingdom	4,486	4,568	4,776

Germany	1,139	2,765	2,478
Rest of Western Europe	1,190	1,635	1,556
Rest of the World(3)	1,481	2,444	2,195
International	3,810	6,844	6,229
Total	8,296	11,412	11,005

Duty in turnover
United Kingdom	3,722	3,808	3,983

Germany	865	2,120	1,888
Rest of Western Europe	695	983	922
Rest of the World	795	1,301	1,180
International	2,355	4,404	3,990
Total	6,077	8,212	7,973

Turnover excluding duty(2)
United Kingdom	764	760	793

Germany	274	645	590
Rest of Western Europe	495	652	634
Rest of the World(3)	686	1,143	1,015
International	1,455	2,440	2,239
Total	2,219	3,200	3,032

Costs and overheads less other income	1,616	2,319	2,147

	Fiscal Year
(In £’s million, except percentages)	2002	2003	2004
Operating profit before amortization and exceptional items
United Kingdom	390	406	454

Germany	67	228	237
Rest of Western Europe	217	307	329
Rest of the World(3)	115	194	198
International	399	729	764

Operating profit before amortization and exceptional items	789	1,135	1,218
Amortization and exceptional items	(186)	(254)	(333)
Operating profit	603	881	885

Operating margin before amortization and exceptional items(4)
United Kingdom	51.0%	53.4%	57.3%

Germany	24.5%	35.3%	40.2%
Rest of Western Europe	43.8%	47.1%	51.9%
Rest of the World	16.8%	17.0%	19.5%
International	27.4%	29.9%	34.1%

Total operating margin before amortization and exceptional items(4)	35.6%	35.5%	40.2%

Total operating margin after amortization and exceptional items(5)	27.2%	27.5%	29.2%

(1)          Turnover including duty represents the amount charged to customers in respect of goods sold, services supplied and license fees, exclusive of applicable sales taxes or equivalents but inclusive of excise duty.

(2)          Management assesses the financial performance of our business using a measure of turnover excluding duty.  Management believes that this measure provides a better comparison of underlying business performance, as it removes the distortion in the trends of our turnover and operating margins that are caused by the different excise regimes that exist within the markets in which we operate.  This measure is derived from our consolidated statements of income.

(3)          Includes sales to duty-free markets.

(4)          Operating profit pre-amortization and pre-exceptional items as a percentage of turnover excluding duty.

(5)          Operating profit post-amortization and post-exceptional items as a percentage of turnover excluding duty.

Fiscal 2004 vs Fiscal 2003

Turnover including duty

Turnover including duty decreased by 3.6% to £11,005 million in fiscal 2004 from £11,412 million in fiscal 2003.  Of this, duty represented £7,973 million in fiscal 2004, a 2.9% decrease from £8,212 million in fiscal 2003.  This reflected decreases in Germany, Rest of Western Europe and Rest of the World, partly offset by an increase in the United Kingdom.

In the United Kingdom, turnover including duty increased by 4.6% to £4,776 million in fiscal 2004 compared to £4,568 million in fiscal 2003.  Of this, duty represented £3,983 million in fiscal 2004, a 4.6% increase over £3,808 million in fiscal 2003.  The main factors influencing the increased turnover in the United Kingdom were:

•                  increased prices as a result of both manufacturer’s own price increases of 6p to 8p per pack of cigarettes in June 2003 and June 2004 and increases in excise duty levied by the U.K. government which came into force in April 2003 and March 2004; and

•                  sales volumes of roll your own tobacco increased by 5.5% in fiscal 2004 over fiscal 2003, rising to approximately 1,900 tonnes from 1,800 tonnes as many consumers switched in their continued search for greater value.  Some of this increase was therefore offset by a decline in sales volumes of cigarettes (excluding brands distributed for Philip Morris) of 0.4% to 25.2 billion cigarettes in fiscal 2004 from 25.3 billion in fiscal 2003.

In Germany, turnover including duty decreased by 10.4% to £2,478 million in fiscal 2004 compared to £2,765 million in fiscal 2003.  Of this, duty represented £1,888 million in fiscal 2004, a 10.9% decrease from £2,120 million in fiscal 2003.  Turnover including duty was affected by the following factors:

•                  following successive tax increases over the past few years; the market in cigarettes has continued to fall from an estimated 138 billion in fiscal 2003 to an estimated 119 billion in fiscal 2004.  In this same period, we have seen our own sales (excluding brands distributed for third parties) decline to approximately 23.9 billion in fiscal 2004 from approximately 29.7 billion in fiscal 2003;

•                  some of the decline in the cigarette market generally and in our sales has been compensated by an increase in sales of other tobacco products to approximately 8.7 billion cigarette equivalents in fiscal 2004 from approximately 7.6 billion in fiscal 2003; and

•                  additionally, prices paid by consumers have increased by 22.8 euro cents, 5.6 euro cents and 11.6 euro cents per 19 cigarettes from March 2004 as a result of increases in excise duty, VAT and manufacturer’s price increases, respectively.

In the Rest of Western Europe, turnover including duty decreased by 4.8% to £1,556 million in fiscal 2004 compared to £1,635 million in fiscal 2003.  Of this, duty represented £922 million in fiscal 2004, a 6.2% decrease from £983 million in fiscal 2003.  The decrease in turnover including duty was mainly impacted by the cessation of a third party distribution arrangement in Belgium.  Successive tax increases across the region have led to an overall decrease in cigarette volumes.  We have benefited, however, as prices have risen and consumers have migrated to other tobacco products and downtraded within the cigarette sector.  Duty increases have also provided opportunities for manufacturer’s price increases.  Key factors affecting turnover including duty were as follows:

•                  in France, roll your own tobacco volumes increased by 15%, while Interval, the market leader, increased market share to 14.9% (2003: 13.2%).  In cigarettes, despite overall market volume declines, we have broadly held market share at 3.5% (2003: 3.4%), and have extended the JPS brand franchise with the introduction of a make your own product.  Prices paid by consumers in France have increased by €1.10 per 20 cigarettes during fiscal 2004, with €1.06 being due to tax and duty increases and the remaining 4 euro cents being a manufacturer’s price increase;

•                  the overall market volume for cigarettes in Spain fell by 1%, and market share increased to 4.5% in September 2004 from 4.2% in September 2003.  Prices paid by consumers in Spain have increased by 15 euro cents during fiscal 2004, with 10 euro cents being a result of increases in tax and duty and 5 euro cents reflecting manufacturer’s price increases;

•                  in Ireland, our cigarette share remained consistent at 24.8% in fiscal 2004 (fiscal 2003: 24.9%), excluding brands distributed for third parties; and

•                  since we reduced prices for West to a more favorable price point in The Netherlands in February, market share has doubled.  This, combined with the performance of Davidoff, has brought our cigarette share to 3.3% (2003: 2.7%).  Prices paid by consumers for 20 cigarettes have increased by 64 euro cents during fiscal 2004, with 47 euro cents and 17 euro cents being due to tax and duty and manufacturer’s price increases, respectively.  Our roll your own tobacco market share has decreased to 54.3% in fiscal 2004 (fiscal 2003: 57.5%), impacted by the growth in the value end of the roll your own tobacco market.

In the Rest of the World, turnover including duty decreased by 10.2% to £2,195 million in fiscal 2004 compared to £2,444 million in fiscal 2003.  Of this, duty represented £1,180 million in fiscal 2004, a 9.3% decrease from £1,301 million in fiscal 2003.  Key underlying market factors affecting turnover including duty were as follows:

•                  we disposed of two wholesale businesses at the end of fiscal 2003;

•                  in Poland, our cigarette share decreased to 17.3%, with approximately 12 billion cigarettes sold in fiscal 2004 (fiscal 2003: market share - 19.3%, volume sold – 14 billion), adversely impacted by our decision not to absorb recent tax increases.  The total market reduced by 4% to approximately 69 billion;

•                  we continued to grow market share in Russia for the fourth consecutive year, rising to 5.2% in September 2004, although volumes reduced to approximately 16 billion (fiscal 2003: 18 billion), due to trade de-stocking initiatives during the year;

•                  in Australia, cigarette market share held at just under 18% in fiscal 2004 (volumes being at approximately 4 billion in both years).  Roll your own tobacco volumes grew from 927 tonnes in fiscal 2003 to 971 tonnes in fiscal 2004 and our share reached 64.1% in fiscal 2004, up from 62.4% in fiscal 2003;

•                  in Asia Pacific, cigarette market share in Taiwan remains at over 11%, while in China we have undertaken a number of initiatives with the Yuxi Hongta Group, including further co-operation to develop the West brand in the key cities of Kunming and Shanghai.  In Vietnam, Bastos market share was up to 8.9% (2003: 8.6%) in a growing market, and the redevelopment of the factory in Laos should improve our quality and provide opportunities to increase volumes in this market.  Our volumes sold in the region increased to approximately 14 billion (fiscal 2003: 12 billion);

•                  positive growth trends in Africa and the Middle East have continued with some further recovery in the Ivory Coast in 2004; and

•                  in our duty-free business, Asian markets have rebounded strongly following the impact of SARS last year.  We saw better than expected volumes in accession states ahead of European Union enlargement and encouraging growth in duty free in Turkey and the Middle East led by Davidoff.

Turnover excluding duty

Turnover excluding duty decreased by 5.3% to £3,032 million in fiscal 2004 compared to £3,200 million in fiscal 2003.  The decrease reflects decreases in all regions except the United Kingdom.

The main factors affecting turnover excluding duty in each region are outlined above, with the exception of government excise duty increases.

In the United Kingdom, turnover excluding duty increased by 4.3% to £793 million in fiscal 2004 compared to £760 million in fiscal 2003.

In Germany, turnover excluding duty decreased by 8.5% to £590 million in fiscal 2004 compared to £645 million in fiscal 2003.

In the Rest of Western Europe, turnover excluding duty decreased by 2.8% to £634 million in fiscal 2004 compared to £652 million in fiscal 2003.

In the Rest of the World, turnover excluding duty decreased by 11.2% to £1,015 million in fiscal 2004 compared to £1,143 million in fiscal 2003.

Operating profit

Operating profit increased by 0.5% to £885 million in fiscal 2004 from £881 million in fiscal 2003.  Included in costs and overheads are exceptional restructuring costs of £129 million in fiscal 2004 compared to £51 million in fiscal 2003 and goodwill amortization of £204 million in fiscal 2004 compared to £203 million in fiscal 2003.

Operating profit before amortization and exceptional items

Excluding amortization and exceptional items, operating profit increased by 7.3% to £1,218 million in fiscal 2004 compared to £1,135 million in fiscal 2003, the result of our focus on profitable volume development combined with further cost efficiencies from our operations and support functions.  The exceptional costs in fiscal 2004 mainly related to the closure of factories in Central Europe and a number of operational restructurings.  In addition, exceptional costs include the costs relating to the agreed renegotiation of the Formula One contract due to legislative constraints.

In Germany, operating profit increased by 3.9% to £237 million in fiscal 2004 from £228 million in fiscal 2003.  This was due to continued growth in other tobacco products, together with margin improvements stemming from a manufacturer’s price increase and cost savings, offsetting volume declines.

In the Rest of Western Europe, operating profit increased by 7.2% to £329 million in fiscal 2004 compared to £307 million in fiscal 2003.  This reflects a strong performance throughout the region, with increased cigarette shares in many markets, our strength in other tobacco products and margin improvements.

In the Rest of the World, operating profit increased by 2.1% to £198 million in fiscal 2004 compared to £194 million in fiscal 2003.  The profit performance was due to margin improvements and good performances in markets within Asia, Australasia, Africa, the Middle East and our duty free business.  The results were also impacted by volume pressures in parts of Central and Eastern Europe and adverse foreign exchange movements of £15 million.  Results were not materially affected by the disposal of two wholesale businesses at the end of fiscal 2003.

Operating margins

Operating margins increased slightly to 29.2% in fiscal 2004 from 27.5% in fiscal 2003.  See below for a discussion of factors affecting regional operating margins.

Operating margins before amortization and exceptional items

Operating margins before amortization and exceptional items increased to 40.2% in fiscal 2004 from 35.5% in fiscal 2003.

In the United Kingdom, operating margins, excluding amortization and exceptional items, increased to 57.3% in fiscal 2004, compared to 53.4% in fiscal 2003.  This increase reflects price increases and cost efficiencies.

In Germany, operating margins, excluding amortization and exceptional items, increased to 40.2% in fiscal 2004 from 35.3% in fiscal 2003, as a result of manufacturer’s price increases supported by cost efficiencies.

In the Rest of Western Europe, operating margins, excluding amortization and exceptional items, increased to 51.9% in fiscal 2004 from 47.1% in fiscal 2003.  Duty increases have provided opportunities for manufacturer’s price increases.

In the Rest of the World, operating margins, excluding amortization and exceptional items, increased marginally to 19.5% in fiscal 2004 from 17.0% in fiscal 2003.  Results were affected by the disposal of two low margin wholesale businesses at the end of fiscal 2003 and adverse foreign exchange movements of £15 million.

Fiscal 2003 vs Fiscal 2002

Our fiscal 2003 results were significantly impacted by the full year contribution from Reemtsma, acquired in May 2002.  Reemtsma was integrated into the group such that we cannot accurately report our operating results split between Reemtsma and the rest of the group.

Turnover including duty

Turnover including duty increased by 37.6% to £11,412 million in fiscal 2003 from £8,296 million in fiscal 2002.  Of this, duty represented £8,212 million in fiscal 2003, a 35.1% increase from £6,077 million in fiscal 2002.

This increase was principally due to a full year’s contribution from Reemtsma, which had a significant impact on all regions except the United Kingdom.

In the United Kingdom, turnover including duty increased by 1.8% to £4,568 million in fiscal 2003 compared to £4,486 million in fiscal 2002.  Of this, duty represented £3,808 million in fiscal 2003, a 2.3% increase from £3,722 million in fiscal 2002.  In fiscal 2003, the main factors affecting the increase in U.K. turnover including duty were as follows:

•                  U.K. government duty increased in April 2002 and April 2003;

•                  we implemented manufacturer’s own price increases of 8p per pack of cigarettes on our premium-priced brands in June 2003; and

•                  we increased our volumes of cigarette sales (excluding those brands distributed for Philip Morris) by 0.4%, from 25.2 billion cigarettes in fiscal 2002 to 25.3 billion cigarettes in 2003.  Sales of roll your own tobacco remained constant over the two years at approximately 1,800 tonnes.

In Germany, turnover including duty was £2,765 million in fiscal 2003 compared to £1,139 million in fiscal 2002.  Of this, duty represented £2,120 million in fiscal 2003 a 145% increase over £865 million in fiscal 2002.  In fiscal 2003, the main factor affecting the increase in turnover including duty was the full year’s contribution from Reemtsma, whose principal market is Germany.  Underlying turnover including duty was affected by the following factors:

•                  excise duty increased by one euro cent per cigarette in January 2003; and

•                  we increased our branded share of the total market, rising from 21.1% in fiscal 2002 to 21.4% in fiscal 2003.  We are market leaders in the growing other tobacco products sector, where our market share increased from 23% in fiscal 2002 to 31.2% in fiscal 2003.  Our cigarette market share declined slightly to 19.6% in fiscal 2003 from 20.3% in fiscal 2002, mainly due to consumers switching between cigarettes and other tobacco products.  Sales volumes across both sectors increased as a result of the impact of a full year’s contribution from Reemtsma in fiscal 2003 for the first time.

In the Rest of Western Europe, turnover including duty increased by 37.4% to £1,635 million in fiscal 2003 compared to £1,190 million in fiscal 2002.  Of this, duty represented £983 million in fiscal 2003, a 41.4% increase over £695 million in fiscal 2002.  The main factor affecting the increase in turnover including duty in fiscal 2003 was the full year’s contribution from Reemtsma.  Good domestic results in a number of markets were enhanced by benefits following an increase in the indicative levels that U.K. travelers may bring into the United Kingdom for personal consumption from elsewhere within the European Union:

•                  in France, a significant tax increase in January 2003 led to a cigarette market decline of 7.6% between January and September 2003.  However, we grew our roll your own tobacco market share to 30% in fiscal 2003;

•                  volume and market share increased in Spain, up to 4.2% in September 2003 from 3.7% in September 2002;

•                  in Ireland, we grew cigarette market share, up to 31.5% in fiscal 2003 from 31.0% in fiscal 2002; and

•                  in The Netherlands, despite some adverse trends in the roll your own tobacco market, Drum was stable at 24% market share and Van Nelle grew to 25.5% in September 2003.

In the Rest of the World, turnover including duty increased by 65.0% to £2,444 million in fiscal 2003 compared to £1,481 million in fiscal 2002.  Of this, duty represented £1,301 million in fiscal 2003, a 63.6% increase over £795 million in fiscal 2002.  Again, the main factor affecting this performance was the full year’s contribution from Reemtsma, which has a strong presence in Central and Eastern Europe and other emerging markets.  Key underlying market factors affecting turnover including duty were as follows:

•                  in Poland, historically high tobacco tax increases led to an overall tobacco market decline.  Nevertheless, we increased our market share from 17.9% in fiscal 2002 to 19.3% in fiscal 2003;

•                  we continued to grow market share in Russia for the third consecutive year, rising to 5.1% in September 2003;

•                  in Australia, cigarette volumes grew and market share held at just under 18% in fiscal 2003.  Roll your own tobacco volumes also grew and our share reached 62.4% in fiscal 2003, up from 61.4% in fiscal 2002;

•                  in Asia Pacific, the world economic slowdown adversely affected most Asian economies and the SARS outbreak especially impacted Taiwan, China, Singapore and Hong Kong;

•                  in Africa, the political situation in the Ivory Coast appeared to have stabilized and sales volumes were around two-thirds of their pre-crisis levels.  Both Burkina Faso and Senegal performed well during the year with improved volumes and market shares.  Nigeria made good progress, with volumes up 15% in fiscal 2003 compared to fiscal 2002; and

•                  the key U.K. duty free market performed well in both volume and share terms.  Market share grew to 38.3% in fiscal 2003 from 33.8% in fiscal 2002.

Turnover excluding duty

Turnover excluding duty increased in the year by 44.2% to £3,200 million in fiscal 2003 compared to £2,219 million in fiscal 2002.

The full year’s contribution from Reemtsma significantly affected all regions except the United Kingdom.

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

Operating profit

Operating profit increased by 46.1% to £881 million in fiscal 2003 from £603 million in fiscal 2002.  This reflected organic growth in the underlying business, the synergies achieved through the successful integration of Reemtsma and a full year’s contribution from Reemtsma.  Synergies of approximately £150 million were achieved in fiscal 2003; approximately £35 million from production and purchasing efficiencies, approximately £70 million from sales and marketing and approximately £45 million from corporate and regional overheads.  Included in costs and overheads are exceptional restructuring costs of £51 million in fiscal 2003 compared to £103 million in fiscal 2002 and goodwill amortization of £203 million in fiscal 2003 compared to £83 million in fiscal 2002, reflecting a full year’s amortization charge in connection with the acquisition of Reemtsma.

Operating profit before amortization and exceptional items

Excluding amortization and exceptional items, operating profit increased by 43.9% to £1,135 million in fiscal 2003 compared to £789 million in fiscal 2002.  The analysis by region below excludes amortization and exceptional items.

In the United Kingdom, operating profit increased by 4.1% to £406 million in fiscal 2003 compared to £390 million in fiscal 2002.  This increase reflected the benefits of manufacturer’s price increases, increased market share (as described under “Turnover including duty” above) and a reduced cost base, partly offset by the downtrading effects of consumers switching from cigarettes to other tobacco products in response to significant excise tax increases.

In Germany, operating profit increased by £161 million to £228 million in fiscal 2003 from £67 million in fiscal 2002.  This was as a result of a full year’s contribution from Reemtsma, a positive overall trading performance, synergy benefits and a favourable euro exchange rate gain of approximately £20 million.

In the Rest of Western Europe, operating profit increased by 41.5% to £307 million in fiscal 2003 compared to £217 million in fiscal 2002.  This reflected strong underlying trading together with a full year’s contribution from Reemtsma and the synergy benefits from the acquisition, with local cost savings being partly offset by an additional central overhead allocation.  In addition, a favorable euro exchange rate gain of approximately £30 million further enhanced operating profit.

In the Rest of the World, operating profit increased by 68.7% to £194 million in fiscal 2003 compared to £115 million in fiscal 2002.  This was a result of a full year’s contribution from Reemtsma, which has a strong presence in Central and Eastern Europe and other emerging markets, and synergy savings partly offset by currency losses of approximately £27 million.

Operating margins

Operating margins increased slightly to 27.5% in fiscal 2003 from 27.2% in fiscal 2002.  See below for a discussion of factors affecting regional operating margins.

Operating margins before amortization and exceptional items

Operating margins before amortization and exceptional items decreased slightly to 35.5% in fiscal 2003 from 35.6% in fiscal 2002.

In the United Kingdom, operating margins, excluding amortization and exceptional items, increased to 53.4% in fiscal 2003, compared to 51.0% in fiscal 2002.  This increase reflected the benefits of manufacturer’s price increases and a reduced cost base, partly offset by downtrading effects.

In Germany, operating margins, excluding amortization and exceptional items, increased to 35.3% in fiscal 2003 from a 24.5% margin in fiscal 2002.  This was as a result of a full year’s contribution from Reemtsma, a positive overall trading performance, synergy benefits, and a favourable euro exchange rate gain of approximately £20 million, together with a reduced cost base compared to that applied in the previous Reemtsma business.

In the Rest of Western Europe, operating margins, excluding amortization and exceptional items, increased to 47.1% in fiscal 2003 from 43.8% in fiscal 2002.  This was as a result of a full year’s contribution from the Reemtsma group together with associated synergy benefits from the acquisition, with local cost savings being partly offset by an additional central overhead allocation.  In addition, a favourable euro exchange rate gain of approximately £30 million further enhanced reported operating margin.

In the Rest of the World, operating margins, excluding amortization and exceptional items, increased marginally to 17.0% in fiscal 2003 from 16.8% in fiscal 2002.  This was as a result of synergy benefits from the acquisition partly offset by currency losses of approximately £27 million.

Interest

There was a decrease in the group’s interest charge to £204 million in fiscal 2004, compared to £237 million in fiscal 2003, mainly as a result of higher levels of floating rate debt and lower euro interest rates.

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

The exceptional financing charge in fiscal 2002 related to the write-off of £45 million of bank fees associated with the short-term bridging loan for the Reemtsma acquisition; this was partly offset by a £12 million foreign exchange rate gain resulting from the hedging arrangements to exchange the sterling proceeds of our two-for-five discounted rights issue into euros.

This resulted in a cost of debt including fees in fiscal 2004 of 5.6% (2003: 6.1%; 2002: 6.1%); excluding fees the core cost of debt was 5.2% (2003: 5.6%; 2002: 5.7%).  Interest cover before amortization and exceptional items in fiscal 2004 was 6.0 times (2003: 4.8; 2002: 5.4).

Taxation

The tax charge for the year was £238 million (2003: £232 million; 2002: £140 million), representing an effective tax rate of 26.9% (2003: 27.1%; 2002: 27.7%) on profit before non-deductible amortization.  The tax rate on reported profit before tax was 34.6% (2003: 35.4%; 2002: 33.1%).  The group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain.

Impact of Foreign Currency Fluctuations

We are exposed to movements in exchange rates for transactions in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts.

For additional information about our exposure to currency fluctuations, see Item 11: Quantitative and Qualitative Disclosures about Market Risk – Exposure to currency fluctuations.

B               Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from our operating activities to meet our contractual obligations and commercial commitments.  In addition, liquidity includes our undrawn bank facilities, cash and current investment balances together with our ability to obtain appropriate debt and equity financing.

The group consistently converts a high level of operating profit (excluding amortization) into operating cash flow after net capital expenditure, with an average conversion rate since 1997 of 89% and 98% in fiscal 2004.  We expect this level of cash conversion to continue in the future.

As at September 30, 2004, we had committed bank facilities of £1.4 billion of which £0.6 billion was utilized.  In addition, we had bilateral uncommitted facilities totaling £125 million, of which £47 million had been drawn at September 30, 2004.  Our cash balances and current investments as at September 30, 2004 were £262 million and £77 million, respectively.

The following table sets forth the aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2004.

	Payment due by period
In £’s million	Less than 1 year	1 – 2 years	3 – 5 years	After 5 years	Total
Borrowings	719	796	1,833	579	3,927
Unconditional purchase obligations	12	—	—	—	12
Operating lease obligations	12	10	18	13	53
Deferred consideration(1)	—	56	2	—	58
Other long-term obligations(2)	—	—	—	—	—
Total contractual cash obligations	743	862	1,853	592	4,050

This compares to September 30, 2003:

	Payment due by period
In £’s million	Less than 1 year	1 – 2 years	3 – 5 years	After 5 years	Total
Borrowings	605	637	2,035	755	4,032
Unconditional purchase obligations	7	—	—	—	7
Operating lease obligations	10	8	16	21	55
Deferred consideration(1)	425	—	57	—	482
Other long-term obligations(2)	42	42	33	—	117
Total contractual cash obligations	1,089	687	2,141	776	4,693

(1) During fiscal 2004, we acquired the remaining 9.99% minority interests in Reemtsma.  These minority arrangements were such that we consolidated 100% of Reemtsma from May 2002, with the remaining minority share already included in net debt as deferred consideration of £425 million.  The actual payment made totaled £418 million, the difference of £7 million due to exchange rate movements.  As such, the effect of the buyout was to replace the guarantees that were in issue with bank borrowings.

(2) The amounts included within the other long-term obligations line item at September 30, 2003 related to a long-term marketing contract.  Following renegotiation of this contract during fiscal 2004, no long-term obligations remain in respect of this contract.

Our capital expenditures in fiscal 2004 were £103 million, and we would expect our level of investment in future years to be no more than £100 million.

We believe that the cash flow generated from our operations, together with amounts available under our existing financing facilities, are sufficient to fund our working capital needs and our anticipated expenditure and to meet our contractual obligations and commercial commitments.

Cash flows

For internal management purposes, we use a measure of “operating cash flow after net capital expenditure.”  This measure deducts our capital expenditures from our net cash inflow from operating activities.

Operating cash flow after net capital expenditure is not a measure determined in accordance with generally accepted accounting principles.  We believe, however, that our definition is a relevant measure, as it represents the amount of cash available to us for the repayment of our indebtedness, for strategic acquisitions to grow our business, or for other investing or financing activities.

We reconcile operating cash flow after net capital expenditure to net cash inflow from operating activities as follows:

	Fiscal year
In £’s million, except for percentages	2002	2003	2004
Net cash inflow from operating activities	824	802	1,241
Net capital expenditure	(46)	(59)	(48)
Operating cash flow after net capital expenditure	778	743	1,193

Operating profit	603	881	885
Cash conversion rate after net capital expenditure	129%	84%	135%

Operating profit before amortization and exceptional items	789	1,135	1,218
Cash conversion rate before amortization and exceptional items	99%	65%	98%

Fiscal 2004

In fiscal 2004, the group generated £1,193 million (2003: £743 million; 2002: £778 million) of operating cash flow after net capital expenditure, representing a cash conversion rate of 98% (2003: 65%; 2002: 99%) on operating profit before amortization and exceptional items.  Net cash generated by operating activities was £1,241 million in fiscal 2004, £802 million in fiscal 2003 and £824 million in fiscal 2002.  The fiscal 2004 cash inflow from operating activities represented 140% of operating profit (2003: 91%; 2002: 137%), and was ahead of our adjusted operating profit, benefiting from a £79 million improvement in working capital in fiscal 2004.

Our capital expenditures in fiscal 2004 were £103 million, and we would expect our level of investment in future years to be no more than £100 million.

Net capital expenditure of £48 million (2003: £59 million; 2002: £46 million) was consistent with the level of ongoing asset replacements in the group.

Other significant cash outflows during fiscal 2004 included interest (£209 million), taxation payments (£236 million) and deferred consideration in respect of prior years’ acquisitions (£420 million).

Net cash outflows from returns on investments and servicing of finance were £212 million in fiscal 2004 compared with £237 million in fiscal 2003, mainly as a result of higher levels of floating rate debt and lower euro interest rates.  Net interest paid in fiscal 2004 was £5 million higher (fiscal 2003: £3 million lower) than the net interest charge due to the timing of interest payments on our euro and U.S. dollar bonds.

Net cash outflows from acquisitions and disposals were £447 million and £49 million in fiscal 2004 and fiscal 2003, respectively.  In fiscal 2004, we paid £420 million (£418 million of which related to the acquisition of Reemtsma) and in fiscal 2003 we paid £47 million deferred consideration in respect of prior years’ acquisitions.

Fiscal 2003

In fiscal 2003, net cash inflow from operating activities represented 91% of operating profit.  The cash inflow from operating activities after net capital expenditure represented 65% of operating profit, before amortization and exceptional items, in fiscal 2003 compared to 99% in fiscal 2002.  Net capital expenditure in fiscal 2003 of £59 million reflected replacement expenditure following ongoing increased investment by the group.  Other significant cash outflows during fiscal 2003 included investment acquisitions (£49 million), interest (£234 million) and taxation payments (£154 million) and deferred consideration in respect of prior years’ acquisitions (£47 million).

Fiscal 2002

In fiscal 2002, net cash inflow from operating activities represented 137% of operating profit.  Net capital expenditure in fiscal 2002 of £46 million reflected replacement expenditure following ongoing increased investment by the group.  Other significant cash outflows during fiscal 2002 included investment in acquisitions (£3,176 million), interest (£153 million) and taxation payments (£157 million).  Taxation payments were £17 million higher than the tax charge because of the acceleration of the payment of U.K. corporation tax, following the U.K. government’s requirement for payments on account.  Net cash outflows from returns on investments and servicing of finance were £156 million in fiscal 2002, reflecting the partial year financing costs from the Reemtsma acquisition.  Net cash outflows from acquisitions and disposals were £3,176 million in fiscal 2002.  In fiscal 2002, we acquired 90.01% of the Reemtsma group for a total consideration of £3.0 billion (net of £0.4 billion of liquid assets acquired).

As discussed in this annual report, our strategy includes international expansion through tobacco and tobacco-related acquisitions.  We have a range of options for utilizing our balance sheet strength, which include other significant acquisitions, bolt-on acquisitions and share buybacks.  While we continue to pursue value-enhancing acquisitions in addition to investing in organic growth, we will, if necessary, initiate share buybacks to maintain an efficient capital structure to enhance returns to shareholders.

There are restrictions on the practical ability of some of our subsidiaries to transfer funds out of the country in which they operate.  Exchange controls relating to physical cash movements operate in some countries around the world, which prevent us from transferring funds or, where it is possible to do so, normally cause us to incur a local tax.  However, these restrictions do not have a material impact on our ability to meet our cash obligations.

We believe that the cash flow generated from our operations, together with amounts available under our existing financing facilities, are sufficient to fund our working capital needs and our anticipated capital expenditure and to meet our contractual obligations and commercial commitments.

Financing facilities

The financing of the group changed significantly during fiscal 2002 as a result of the acquisition of Reemtsma on May 15, 2002.  At the time of the acquisition, we refinanced all of our borrowings except our U.S. $600 million (approximately £332 million) global bond (issued by Imperial Tobacco Overseas B.V. and guaranteed by us and by Imperial Tobacco Limited), our €1 billion (approximately £700 million) eurobond and various private placements issued from our euro medium term note program.  We also cancelled our €1 billion (approximately £700 million) euro commercial paper and U.S. $1 billion (approximately £550 million) U.S. commercial paper programs following a ratings downgrade to P3 from Moody’s.

The acquisition financing comprised a €5.5 billion (approximately £3.8 billion) syndicated bank facility, a 60-day £983 million subordinated bridge facility and £1 billion of equity funding raised from our rights issue in April 2002.

The £1 billion equity issue was announced on March 7, 2002.  It consisted of a two-for-five discounted rights issue of 208 million ordinary shares at 480 pence per share.  The issue was priced at a 47% discount to the closing price of our ordinary shares on March 6, 2002.  97.38% of rights were taken up, and the remainder was sold on the open market.  The proceeds raised were swapped into euros to finance the acquisition.

The senior facility agreement for the acquisition financing comprised €5.5 billion (approximately £3.8 billion) and £250 million dated March 7, 2002 between, among others, Imperial Tobacco Finance PLC, Imperial Tobacco and the Royal Bank of Scotland plc.  The facilities comprised a 364-day revolving credit facility of up to €2.1 billion (approximately £1.5 billion), with an option to extend the maturity to a date falling 18 months after the date of the agreement; a three year term loan facility of €1.4 billion (approximately £1 billion); a five year revolving credit facility of up to €1.39 billion (approximately £1 billion); a five year revolving credit facility of €0.61 billion (approximately £0.4 billion), initially to be drawn in the form of one or more guarantees in respect of the payments due for the shares covered by the option agreement; and an approximately four-month term loan facility for £250 million.  The rate of interest was LIBOR (or EURIBOR, for advances in euro) plus a margin determined by reference to our long-term credit rating.  The initial margin was 1.75%.  The obligations of Imperial Tobacco Finance PLC were guaranteed by Imperial Tobacco Limited and us on a continuing basis and extended to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC under the facility agreement.

Following a substantial reduction in the amounts outstanding under the acquisition facility agreement, mainly as a result of refinancing under the euro medium term note program in June 2002 and August 2002, we entered into a new senior facility agreement on December 17, 2002.  Parties to the new facility agreement included, among others, Imperial Tobacco Finance PLC, Imperial Tobacco, Imperial Tobacco Limited and HSBC Bank plc.  The facilities comprised a €600 million (approximately £415 million) committed 364-day revolving credit facility with a term out, which means that it becomes fully drawn until repaid and can not be repaid and reborrowed; an extension option to extend the maturity to a date falling two years after the date of the agreement; a €290 million (approximately £200 million) committed three year revolving credit facility; a €610 million (approximately £422 million) committed three year revolving credit and guarantee facility; a €900 million (approximately £622 million) committed five year revolving credit facility; a five year uncommitted facility in a maximum amount of £400 million; and a €150 million (approximately £104 million) committed 364-day swingline facility.  Proceeds drawn down under the facilities were used to repay in full all outstanding loans under the acquisition facility agreement, the commitments under which have been cancelled.  All guarantees issued in respect of the payments due for the shares covered by the option agreement were adopted under this new facility.  Subsequent to September 30, 2004 this facility was canceled, and a new facility was agreed on February 10, 2005.  The new facilities consist of a €2,250 million (approximately £1,750 million) committed five year revolving credit facility, a five year uncommitted facility in a maximum amount of £500 million and a €300 million (approximately £206 million) committed 364-day swingline facility.  Proceeds drawn down under the facilities were used to repay in full all outstanding loans under the previous senior facility agreement, the commitments under which have been canceled.

In December 2003, the maturity date for the €600 million (approximately £415 million) committed 364-day revolving credit facility was extended to December 14, 2004.  This facility was subsequently canceled on September 1, 2004.  The maturity date for the €150 million (approximately £104 million) committed 364-day swingline facility was extended in December 2003 to December 14, 2004 and was extended again in December 2004 to December 13, 2005.  On February 10, 2005 this facility was canceled and replaced under our new bank facility by a €300 million committed 364-day swingline facility.

The rate of interest under the committed senior facilities (other than the swingline facility) is LIBOR (or EURIBOR, for advances in euro) plus a margin determined by reference to our leverage ratio.  The initial margin was 0.85% and decreased to 0.65% in May 2003, 0.55% in December 2003 and 0.50% in April 2004.  The margin has increased to 0.55% in December 2004.  The obligations of Imperial Tobacco Finance PLC under the facility agreement are guaranteed by Imperial Tobacco Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC under the facility agreement.  The rate of interest under the new committed senior facility (other than the swingline facility) is LIBOR (or EURIBOR for advances in euro) plus a margin of 0.375% unless our credit rating falls to a non-investment grade.  The obligations of Imperial Tobacco Finance PLC under the new facility agreement are guaranteed by Imperial Tobacco Limited, Imperial Tobacco Enterprise Finance Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC under the facility agreement.

During fiscal 2004, we also requested additional financing under the £400 million five year uncommitted facility; £195 million was offered, of which £145 million was accepted, but this was not utilized during the period of availability from March 2004 to August 2004.  This compares to 2003, where £270 million was offered and £170 million was accepted and utilized during the period from April 2003 to September 2003.  Subsequent to September 30, 2004, we have requested additional financing under this uncommitted facility; £325 million was offered and we have accepted £100 million that is available to be drawn between March 2005 and August 2005.  Following the refinancing in February 2005, £50 million of the accepted funding was carried over into the new facility, which is available to be drawn between March 2005 and August 2005.

During the year we issued a 15-year sterling bond of £200 million, maturing December 4, 2018, from our euro medium term note program.  Subsequent to September 30, 2004, our £100 million private placement issuance under our euro medium term note program matured on November 8, 2004.  This program was also increased during the year to €10 billion (approximately £7 billion).  As at March 10, 2005, our issuance of notes under this program were as follows:

Issue date	Amount (in millions)	Approximate amount in £ millions	Annual Interest Rate(1)	Maturity	Type
September 27, 1999	€650	£449	6.375%	September 27, 2006	Public
December 13, 1999	€100	£69	6.375%	September 27, 2006	Public
February 15, 2001	€250	£173	6.375%	September 27, 2006	Public
June 6, 2002	€750	£519	5.75%	June 6, 2005	Public
June 6, 2002	€1,500	£1,037	6.25%	June 6, 2007	Public
June 6, 2002	£350		6.875%	June 13, 2012	Public
December 4, 2003	£200		6.25%	December 4, 2018	Public

(1)  Before interest and cross currency swaps (where applicable).

We have given undertakings and financial covenants in respect of our business and financial position within our committed bank facilities at levels that place an upper limit on our net debt levels without refinancing our bank debt.  These financial covenants are a minimum ratio of “earnings before interest, tax, depreciation and amortization” (“EBITDA”) to net interest and a maximum ratio of EBITDA to net debt.  We have been in full compliance with these covenants since inception of the facilities in December 2002.  A change of control of Imperial Tobacco would entitle the lending banks to require the facilities to be repaid in full.  The covenants under the new senior facility are calculated on the same basis.

In addition to the £400 million uncommitted revolving credit facility mentioned above, we also have a number of bilateral uncommitted bank facilities provided by various banks.  As at September 30, 2004, these totaled £125 million, of which £47 million had been drawn.  This compares to September 30, 2003, when we had uncommitted facilities totaling £95 million, of which none were drawn.  These bank facilities have no set borrowing terms but depend on agreement between both parties as to maturity and cost of borrowing on the day of draw down.

Note 15(v) of our consolidated financial statements included in this annual report shows details of the maturity profile of our committed borrowings as at September 30, 2004.

The group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives under U.S. GAAP, where permitted, and, accordingly, movements in the fair value of derivatives are recorded in the profit and loss account.  See note 30 of the notes to our consolidated financial statements, included elsewhere in this annual report, for a summary of significant differences between U.S. GAAP and U.K. GAAP.

For further details of our funding and treasury policy, see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

C               Research and Development, Patents and Licenses

Expenditure on research and development, patents and licenses is charged to the profit and loss account as it is incurred.  Total expenditure on research and development in fiscal years 2004, 2003 and 2002 was £0.2 million, £0.8 million and £2.7 million, respectively.

Expenditure on improving manufacturing efficiency and tobacco leaf blend development is included in production overheads.

Expenditure on market research and the development of new brands and markets is not separately classified but included within marketing and advertising.

D               Trend Information

Please refer to Item 4B: Business Overview, Item 5: Factors Affecting Results of Operations – Critical Accounting Estimates – Legal proceedings and Item 5A: Operating Results, in which we discuss current trends affecting our business.

E                 Contractual Obligations and Commercial Commitments

The aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2004, together with the position as at September 30, 2003 are set out in the tables shown in Item 5B: Liquidity and Capital Resources above.

F                 Off-Balance Sheet Arrangements

Other than arrangements disclosed elsewhere in this annual report, there are no off-balance sheet arrangements that may have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

Item 6:  Directors, Senior Management and Employees

A               Directors and Senior Management

The following table sets forth information as to our Directors and executive officers as of March 10, 2005:

Name	Age	Position
Derek Bonham	61	Chairman and Non-Executive Director
Anthony Alexander	66	Joint Vice Chairman and Senior Non-Executive Director
Iain Napier	55	Joint Vice Chairman and Non-Executive Director
Gareth Davis	54	Chief Executive and Director
Robert Dyrbus	52	Finance Director
David Cresswell	60	Manufacturing Director
Frank Rogerson	52	Corporate Affairs Director
Simon Duffy	55	Non-Executive Director
Sipko Huismans	64	Non-Executive Director
Pierre Jungels	61	Non-Executive Director
Susan Murray	48	Non-Executive Director
David Thursfield	59	Non-Executive Director
Matthew Phillips	34	Company Secretary

Derek Bonham has served as our Chairman and as a Non-Executive Director of Imperial Tobacco since our demerger from Hanson.  Mr Bonham joined Hanson in 1971, serving as Deputy Chairman from 1993 until February 1997 and as Chief Executive Officer from 1992 until February 1997, as well as Finance Director from 1981 until 1992.  He also served as Executive Chairman of The Energy Group PLC following its demerger from Hanson in February 1997 until July 1998 and as director of The Energy Group PLC from its demerger until October 1998.  Mr Bonham is a Non-Executive Director of TXU Corp. (USA) and Non-Executive Chairman of CamAxys Group plc and Songbird Estates plc and has previously served as Non-Executive Chairman of Marconi plc and Non-Executive Chairman of Cadbury Schweppes plc.

Anthony Alexander has served as our Vice Chairman, Senior Independent Director and as a Non-Executive Director of Imperial Tobacco since our Demerger.  Mr Alexander joined Hanson in 1971, serving as Chief Operating Officer United Kingdom from 1986 until the Demerger and as a Director from 1976 until the Demerger.  He is also a Non-Executive Director of Misys plc and Platinum Investment Trust plc.

Iain Napier has served as a Non-Executive Director of Imperial Tobacco since March 2000 and was appointed Joint Vice Chairman in December 2004.  He has wide experience in the hospitality, leisure and branded drinks industries.  As a former main board director of Bass PLC, he spent two years as Chief Executive of the Bass Leisure Division before moving on to become Chief Executive of Bass Brewers and Bass International Brewers.  Following the sale of the Bass beer business in 2000 he became Vice President U.K. and Ireland for Interbrew S.A. until his resignation in 2001.  He was appointed Group Chief Executive Officer of Taylor Woodrow plc in 2002.  He has also served as a Non-Executive Director of BOC Group plc.

Gareth Davis has served as our Chief Executive and as a Director of Imperial Tobacco since our Demerger.  Mr Davis joined Imperial Tobacco in 1972 and served as Managing Director of our international business from 1988 until 1996 and as Manufacturing Director of cigarette and roll your own tobacco from 1987 until 1996.  He has wide experience in all aspects of our business and has played a key role in the development of both general strategy and our ongoing expansion program.  He is also a Non-Executive Director of Wolseley plc.

Robert Dyrbus has served as our Finance Director since our Demerger.  Mr Dyrbus joined Imperial Tobacco in 1989, when he was appointed Finance Director.  Previously, he was the Financial Controller within Hanson responsible for Imperial Tobacco, British Ever Ready Ltd and Allders Ltd and was one of the three-man Hanson team involved in the strategic reorganization of Imperial Tobacco.

David Cresswell has served as our Manufacturing Director since June 2003.  Mr Cresswell is an electrical engineer by background and joined Imperial Tobacco in 1961.  He has undertaken a number of senior roles and has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions, namely cigarette, paper and roll your own tobacco.

Frank Rogerson has served as our Corporate Affairs Director since June 2003.  Mr Rogerson joined Imperial Tobacco in 1977 and has held a number of senior general management positions, including Managing Director of cigar and roll your own tobacco.  He was Business Development Director at the time of the Reemtsma acquisition.

Simon Duffy has served as a Non-Executive Director of Imperial Tobacco since our Demerger.  Mr Duffy is currently Chief Executive Officer of ntl Incorporated having previously been Chief Financial Officer of Orange S.A. until March 2003 and Chief Executive Officer of End2End Holdings Limited to March 2003.  He was previously Deputy Chairman and Chief Executive Officer of World Online International B.V. from January 2000.  Prior to this he was Group Finance Director of THORN EMI plc and became Finance Director of EMI Group plc on the demerger of Thorn plc in 1996.  Prior to joining THORN EMI plc, he was Operations Director of United Distillers and Director of Corporate Finance at Guinness plc.  He is also a Non-Executive director of GWR Group plc.

Sipko Huismans has served as a Non-Executive Director of Imperial Tobacco since our Demerger.  Mr Huismans was the Chief Executive of Courtaulds from 1991 until his retirement in 1996.  He joined Courtaulds in 1961, where he served as a Director from 1984 until 1990 and Managing Director until the demerger of Courtaulds Textiles from Courtaulds in 1990.  He has also served as a Non-Executive Director of Vickers PLC.

Pierre Jungels has served as a Non-Executive Director of Imperial Tobacco since August 2002.  He has held numerous senior international positions within the oil industry with Shell International, Petrofina S.A. and British Gas PLC.  He became Chief Executive Officer of Enterprise Oil in 1996, leading the business to substantial geographic and financial growth until his retirement in November 2001.  He is also Chairman of Offshore Hydrocarbon Mapping plc and a Non-Executive Director of Woodside Petroleum Ltd and Offshore Logistics Inc.

Susan Murray was appointed a Non-Executive Director in December 2004.  Ms Murray was a member of the Board of Littlewoods Limited from October 1998 to January 2004, latterly as Chief Executive of Littlewoods Stores Limited.  Prior to joining Littlewoods, she was Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc.  Ms Murray is a fellow of the Royal Society of Arts, a council member of the Advertising Standards Authority and a Non-Executive Director of Enterprise Inns Plc and SSL International PLC.  She has also served as a Non-Executive Director of Aberdeen Asset Management PLC.

David Thursfield was appointed a Non-Executive Director in November 2003.  Mr Thursfield joined Ford Motor Company in 1979 from British Leyland, and was Executive Vice President, Ford Motor Company and President, International Operations and Global Purchasing, responsible for the Premier Automotive Group, Mazda Motor Company, Ford of Europe, Ford Asia Pacific operations and Global Purchasing organizations until his retirement in May 2004.  He remains a consultant to the company.  He has had senior management responsibility for plants in North America, Europe, South America and Australia.

Matthew Phillips was appointed Company Secretary in October 2004.  He joined Imperial Tobacco’s legal department in 2000, having previously worked for the law firms Linklaters and Burges Salmon.  He was closely involved in the negotiations for Imperial Tobacco’s acquisitions of Tobaccor and Reemtsma.

B               Compensation

The aggregate compensation paid or accrued by us to or for all our Directors and executive officers during the fiscal year ended September 30, 2004 as a group (15 persons) for services in all capacities was approximately £8,680,000.

The following information is provided in respect of our Directors for fiscal 2004:

Emoluments by individual Director	Base Salary £’000	Fees £’000	Super- visory Board Fees £’000	Bonus £’000	Benefits in kind (1 & 7) £’000	Sub total £’000	LTIP(2) £’000	SMS(2) £’000	Total 2004 £’000	Total 2003 £’000
Executive Directors
G Davis, Chief Executive	660	—	—	506	21	1,187	660	617	2,464	2,153
R Dyrbus, Finance Director	420	—	—	322	15	757	408	363	1,528	1,345
M A Häussler, Sales and Marketing Director (4)&(8)	—	—	—	—	—	—	—	—	—	593
D Cresswell, Manufacturing Director	300	—	—	209	16	525	129	180	834	144
F A Rogerson, Corporate Affairs Director	300	—	—	209	16	525	141	194	860	144
B C Davidson, Sales and Marketing Director(6)	300	—	—	209	152	661	170	158	989	—
	1,980	—	—	1,455	220	3,655	1,508	1,512	6,675	4,379
Non-Executive Directors(11)
D C Bonham, Chairman	—	220	—	—	2	222	—	—	222	221
A G L Alexander, Joint Vice Chairman	—	70	—	—	5	75	—	—	75	74
I J G Napier, Joint Vice Chairman(10)	—	40	—	—	—	40	—	—	40	35
S P Duffy	—	40	—	—	—	40	—	—	40	35
S Huismans	—	40	22	—	—	62	—	—	62	58
P H Jungels	—	40	—	—	—	40	—	—	40	35
L W Staby(4)	—	—	—	—	—	—	—	—	—	45
D W Thursfield	—	35	—	—	—	35	—	—	35	—
	—	485	22	—	7	514	—	—	514	503
Former Directors
S T Painter(3)	—	125	22	—	—	147	—	—	147	123
M A Häussler (4)&(8)	397	—	—	258	26	681	—	—	681	144
L W Staby (4)	—	12	7	—	—	19	—	—	19	13
C A C Inston (5)	—	—	—	—	—	—	—	—	—	5
	397	137	29	258	26	847	—	—	847	285
	2,377	622	51	1,713	253	5,016	1,508	1,512	8,036	5,167

(1).                               Benefits in kind principally include the provision of a company car and health insurance.

(2).                               LTIP and SMS represent the value of awards vesting and LTIP options exercised in the year both on annual vesting and retirement.

(3).                               Mr S T Painter retired from the board on May 31, 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

(4).                               Mr M A Häussler and Mr L W Staby resigned from the board on July 9, 2003.

(5).                               Mr C A C Inston retired on grounds of ill health on December 14, 2001.

(6).                               Mr B C Davidson was appointed to the board on October 1, 2003.  He resigned from the board on February 9, 2005.

(7).                               Benefits in kind include one-off relocation assistance of £135,520 in respect of Mr B C Davidson.

(8).                               Base salary of Mr M A Häussler includes the payment of a pension allowance of £10,200 which is neither eligible for bonus nor share schemes and is not pensionable.

(9).                               No sums were paid to any Directors by way of taxable expenses allowances.

(10).                         Mr I J G Napier was appointed as Joint Vice Chairman on December 8, 2004.

(11).                         Ms S Murray was appointed to the board as a Non-Executive Director on December 8, 2004.

Base salary

Base salary is reviewed annually and is determined by reference to individual responsibilities, performance and external market data.  Therefore it is set within a range around the market median of the comparator group to reflect the experience, responsibility, effectiveness and market value of the relevant executive.  The comparator group of companies chosen remains the FTSE 50 excluding companies in the Financial and Pharmaceutical sectors.  Base salary is the only element of the package used to determine pensionable earnings.

Annual cash bonus

For fiscal 2005, bonus performance criteria will again relate principally to group profit growth, however the specific targets are not disclosed since they are considered to be commercially confidential.  For fiscal 2004 onwards, the potential maximum bonus was increased from 66 2/3% to 100% for the Chief Executive and Finance Director and to 75% for other Executive Directors.  However, attainment of these increased bonus levels is subject to achievement of stretching, incremental performance criteria.

During the period under review, bonus targets related principally to the achievement of group profit objectives.  Performance in the year has resulted in bonuses as detailed in the table above being awarded.  Cash bonuses were also earned by other senior executives for achieving performance targets for fiscal 2004.

Under the Share Matching Scheme (“SMS”), Executive Directors and management may elect to invest any proportion up to a maximum of 100% of their gross bonus in our ordinary shares to be held by a nominee controlled by the Employee Benefit Trust.  Provided that the shares lodged are left in the Trust for three years, the participant will receive the original shares plus additional shares equal in number to the original shares.

In respect of investments made by Executive Directors under the Share Matching Scheme from their bonus payable in December 2003 and for future years, a performance criterion will be applied to the matched shares such that matching will only occur if the group has achieved in excess of an average of 3% real increase in earnings per share per annum over the three year retention period, being an indicator of sustained ongoing profit delivery.  Achievement measurement is based upon the same protocol as that applying to the Long-Term Incentive Plan.  There will be no opportunity to re-test if this performance criterion is not met.

Share incentives

For a description of the Long-Term Incentive Plan (“LTIP”), Share Matching Scheme (“SMS”) and the Employee Benefit Trusts, see Item 6E: Share Ownership.

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

For death before retirement, a capital sum equal to four times salary is payable, together with a spouse’s pension of two-thirds of the member’s expected pension at retirement.  For death in retirement, a spouse’s pension of two-thirds of the member’s pre-commutation pension is payable.  Dependent children will also receive allowances.

Pensions increase by the lesser of 10% and the increase in the retail price index, together with an option under the rules to surrender part of a pension for pension increases in line with the general index of retail prices of up to 15%.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60.

In previous years, details of Directors’ pension benefits have been reported in accordance with the Listing Rules of the U.K. Listing Authority.  However, the Directors’ Remuneration Report Regulations 2002 have introduced the requirement to disclose additional information for directors’ pension benefits under defined benefit schemes.

The following table provides the information on both bases and gives details for each Director as at September 30, 2004 of:

•                  the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end;

•                  the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules of the U.K. Listing Authority; and

•                  the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors have made additional voluntary contributions.

	Age at 9/30/04 Years	Pension- able service at 9/30/04 Years	Disclosures required under Directors’ Remuneration Report Regulations 2002
			Accrued pension			Transfer value of accrued pension				Listing Rules
			at 10/01/03 £’000	Increase during the year £’000	at 9/30/04 £’000	at 10/01/03 £’000	Increase during the year net of Directors contri- butions £’000	Director’s contri- butions £’000	at 9/30/04 £’000	Increase in accrued pension (net of inflation) during the year £’000	Transfer value of increase (net of inflation) £’000
G Davis	54	32	403	40	443	4,790	824	—	5,614	29	366
R Dyrbus	51	22	172	27	199	1,671	393	—	2,064	22	233
D Cresswell	59	42	140	60	200	2,486	1,307	—	3,793	56	1,064
F A Rogerson	51	27	122	53	175	1,171	636	—	1,807	49	516
B C Davidson(1)	48	6	19	3	22	147	39	—	186	3	29

(1) Mr Davidson resigned from the board on February 9, 2005.

The transfer values disclosed above do not represent a sum paid or payable to the individual Director.  Instead they represent a potential liability of the pension scheme.

C               Board Practices

Our board remains committed to high standards of corporate governance, which it sees as a cornerstone in managing the business affairs of the group and a fundamental part of discharging its stewardship responsibilities.  Accordingly, throughout the period under review it has complied with the best practice governance provisions as set out in Section 1 of the Combined Code on Corporate Governance issued by the U.K. Financial Services Authority, which we refer to in this annual report as the Code.

In addition, the group is addressing actively those few issues where it does not yet fully meet the further governance provisions of the New Combined Code (the “New Code”), issued by the Financial Reporting Council in July 2003.  However, the board is not required to report formally on compliance with the New Code until the Directors report to shareholders in respect of the financial year ending September 30, 2005.

Since Imperial Tobacco Group PLC also has securities registered with the U.S. Securities and Exchange Commission (SEC), it complies with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign issuers.  In light of this ongoing obligation, work is currently well underway to enable the group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which are applicable for our financial year ending September 30, 2006.

Service contracts

Each of the Executive Directors’ service agreements is terminable by either party giving 52 weeks’ notice.  There are no predetermined provisions for compensation on termination within Executive Directors’ service agreements.

The Non-Executive Directors do not have service contracts with Imperial Tobacco.  The terms of their appointments are reviewed annually and are set out in their appointment letters.

In accordance with our Articles of Association, the appointments of Mr Anthony Alexander, Mr Derek Bonham, Mr Gareth Davis, Mr Robert Dyrbus and Ms Susan Murray expired at the 2005 annual general meeting and, being eligible, they offered themselves for re-election and were duly re-elected.

Board and board committees

Our board, which meets at least five times a year, currently comprises eight Non-Executive Directors and four Executive Directors, with a clear separation of the roles of Chairman and Chief Executive to ensure an appropriate balance of power and authority.  Mr Anthony Alexander is the recognized senior independent Non-Executive Director to whom any concerns can be conveyed.  In the opinion of the board, all of the Non-Executive Directors are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgment and, following disclosure of their other commitments, have sufficient time available to contribute effectively to the board.

On October 1, 2003 Mr Bruce Davidson was appointed to the board as Sales and Marketing Director, with responsibility for the group’s global sales and marketing activities.  Mr Davidson resigned from the board on February 9, 2005 by mutual consent to pursue other opportunities.

Mr David Thursfield joined the board in November 2003 and Ms Susan Murray joined the board in December 2004 as Non-Executive Directors, having been identified as suitable candidates by the external search consultancy Whitehead Mann.

The composition of the board is subject to continuing review and the provisions of the New Code have been taken into account in respect of the balance of the board together with the outcome of an independent assessment of overall board performance, undertaken in February 2004 by EquityCulture.  Building on this experience and in accordance with the New Code, a further evaluation of the performance of the board, its committees and individual Directors is planned for the current fiscal year, with similar evaluations planned to be undertaken on a regular basis in the future.  In addition, an opportunity was taken in September 2004 for Mr Anthony Alexander, our senior independent Non-Executive Director, to meet individually with the Executive Directors and Non-Executive Directors as a group without the Chairman present to consider the performance of the Chairman.  Similarly, during the course of the year the Chairman has held meetings exclusively with the Non-Executive Directors to consider the performance of the Executive Directors in the discharge of their duties.

The Directors’ biographies, appearing on pages 64 to 65, demonstrate a detailed knowledge of the tobacco industry together with a range of business and financial experience vital to the management of an expanding international company and, in respect of the Chairman, includes details of all his other directorships.

The board is the principal decision making forum of the group and manages overall control of the group’s affairs by the schedule of matters reserved for its decision.  These include responsibility for the group’s commercial strategy, the approval of financial statements, acquisitions and disposals, treasury and risk management policies and appointment and removal of Directors and the Company Secretary.

We have procedures in place to allow Directors to seek both independent professional advice, at our expense, and the advice and services of the Company Secretary in order to fulfill their duties.  We maintain appropriate insurance cover in respect of Directors’ and officers’ liabilities.

The Company Secretary is responsible for advising the board, through the Chairman, on all governance matters and for ensuring board procedures are followed and applicable rules and regulations complied with.

All Directors are equally accountable by law for the proper stewardship of the group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business are critically reviewed.  This is intended to ensure that the Directors act in the best long-term interest of shareholders, take account of the wider community of interest represented by employees, customers and suppliers and fully integrate social, environmental and ethical issues into the group’s risk assessment processes.

The board regularly reviews the strategy and operating results of the business and approves annual and medium-term plans.  Actual results of the group are reviewed at each board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods.  This ensures that the board is supplied with information on the progress of the business in a timely manner and that the Directors are properly briefed on issues arising at board meetings.

During fiscal 2004, the Chief Executive’s committee, comprising the Executive Directors and Company Secretary, the Director of Finance and Planning and the Group Human Resources Director, continued to meet on a regular basis to ensure appropriate control and management of day-to-day business matters.  Mr G L Blashill, Sales and Marketing Director, joined the committee on February 17, 2005.  Within the framework of the Chief Executive’s committee, the board delegates day-to-day and business control matters to the Chief Executive and Executive Directors who, with the executive management, are responsible for implementing group policy and monitoring the detailed performance of all aspects of the business.  They have full power to act subject to the reserved powers and sanctioning limits laid down by the board and the group’s standards and policy guidelines.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the remuneration committee, the nominations committee and the audit committee.  The membership and remit of each committee is considered below.

Remuneration committee

The remuneration committee, consisting exclusively of Non-Executive Directors Mr Derek Bonham, Mr Sipko Huismans, Dr Pierre Jungels and Mr David Thursfield, meets at least twice a year under the chairmanship of Mr Iain Napier.  The remuneration committee is responsible for setting salaries, incentives and other benefit arrangements of the Executive Directors and the members of the Chief Executive’s committee.  The committee also oversees the overall policy for senior management remuneration and the group’s employee share schemes.  Members of the remuneration committee do not participate in decisions concerning their own remuneration.

The Chief Executive attends by invitation to respond to questions raised by the committee.  However, he is specifically excluded from any matter concerning the details of his own remuneration.

Fees for our Non-Executive Directors are determined by the board as a whole with regard to market practice within the restrictions contained in our Articles of Association.  The Non-Executive Directors do not take part in discussions on their own remuneration.  They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the company) and provision of administrative support including the use of company offices by Mr Derek Bonham and Mr Anthony Alexander.  The Non-Executive Directors do not participate in the group’s share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interest of the Non-Executive Directors with those of shareholders, it was agreed that a proportion of their fees be applied, after tax, to purchase shares in the group.  These shares are to be held by a nominee during the term of each Non-Executive Directorship.  Exceptionally, in respect of Mr Derek Bonham and Mr Anthony Alexander, this requirement has been waived due to their substantial shareholdings.

Nominations committee

The nominations committee comprising all the Non-Executive Directors and the Chief Executive, with Mr Derek Bonham as Chairman, meets when necessary to profile role specifications, formulate succession plans and make recommendations to the board for the appointment of directors.  New Directors appointed by the board must submit themselves for re-election by shareholders at the annual general meeting following their appointment.  Thereafter all Directors, in accordance with the Code, are subject to re-election at least every three years.  The training needs in respect of new appointments to the board are assessed and induction arrangements put in place, as appropriate.  Existing Directors are encouraged to undertake such professional development as considered necessary to assist them in carrying out their duties as Directors.

It is anticipated that during the next 12 months, board membership will be reviewed to ensure that an appropriate level of independent Non-Executive Directors is maintained, through orderly succession and recruitment plans, without compromising board or committee effectiveness.

Audit committee

The audit committee, consisting exclusively of independent Non-Executive Directors Mr Anthony Alexander, Mr Iain Napier and Dr Pierre Jungels, with Mr Simon Duffy as Chairman, met four times during fiscal 2004.  All of its members, with the exception of Dr Pierre Jungels, are qualified accountants or have held senior finance positions in publicly quoted companies and are therefore well qualified to discharge the responsibilities that audit committee membership entails and are regarded as financial experts, for the purposes of both the New Code and section 407 of the Sarbanes-Oxley Act.  The assessment as to whether the audit committee members are financial experts under section 407 of the Sarbanes-Oxley Act has been performed in accordance with the guidance included in the AICPA Audit Committee Toolkit.  The committee’s terms of reference cover the matters recommended by the Code.  Its duties include monitoring internal control throughout the group, approving the group’s accounting policies and reviewing the interim and annual financial statements before submission to the full board.  In addition, in line with the New Code and the Sarbanes-Oxley Act, the committee formally reviews all statements containing financial information and in particular has reviewed this annual report on Form 20-F, prior to board approval.

The committee reviews and approves, on an annual basis, the scope and content of the risk assessment and compliance program implemented by the group compliance function and, as part of the annual assessment of the need for a formal internal audit function, critically reviews the resource allocated to this activity.  The Finance Director, other financial management and the group’s General Manager - Compliance attend by invitation.  The group’s auditors also attend each meeting and have direct access to the committee without the presence of any Executive Director or manager, providing a direct line of communication between the auditors and Non-Executive Directors.  The General Manager - Compliance also meets formally with the committee, without management being present, in line with the New Code requirements.

The group has always maintained a policy of strict separation between the auditing and consultancy functions of its external auditors.  The group has maintained and regularly reviews its Auditor Independence Policy document, which provides clear definitions of services that the external auditors can and cannot provide such that their independence and objectivity are not impaired.  The policy also establishes a formal authorization process, including the tendering and pre-approval by the audit committee for allowable non-audit work that they may perform.  The policy is published on the group’s website.

The audit committee has also carried out bi-annual reviews of the remuneration received by PricewaterhouseCoopers LLP for non-audit work with the aim of seeking to balance objectivity, value for money and compliance with the group’s Auditor Independence Policy.  The outcome of the reviews was not only that performance of the relevant non-audit work by PricewaterhouseCoopers LLP was the most cost-effective way of conducting the group’s business but also that no conflict of interest exists between such audit and non-audit work.  The fees for such non-audit work within fiscal 2004 are principally related to due diligence activity and tax advisory work associated with the reorganization of legal entities within the group.  In other situations, proposed assignments are subject to independent tendering with decisions taken on the basis of competence and cost effectiveness.

Following a review during the year by the audit committee of the scope, efficiency and effectiveness of the audits performed by PricewaterhouseCoopers LLP, it was agreed that the group continues to receive an efficient and effective audit service.

Disclosure committee

The board has formed a disclosure committee comprising senior executives of the company, which reports to the audit committee on a formal basis.

The principal responsibilities and duties of this committee are to assist the senior officers to design, establish, maintain and review the company’s disclosure controls and procedures and to evaluate the effectiveness of these controls in order to ensure the accuracy of our public disclosures and to assist the senior officers in providing the formal certifications required under the Sarbanes-Oxley Act of 2002.  To satisfy these requirements, the committee’s responsibilities extend to the entirety of the company’s disclosure.  It meets when necessary to consider any sensitive areas of the business, determine the subject of disclosures, evaluate disclosure issues, review such issues with the company’s external auditors and, if appropriate, prepare or assist in the preparation of disclosures that will be publicly filed or distributed.

In this context the disclosures contained within this document have been received, reviewed and evaluated by the committee at its formal meetings in January and March 2005, following which appropriate assurances were given to the board that the disclosure committee was not aware of any reason why the Chief Executive and Finance Director could not provide the certifications included as Exhibits 12.1 and 12.2 and 13.1 in this annual report.

Further committee

During January 2003, German authorities conducted and instigated a significant search of certain group premises, including Reemtsma’s former headquarters in Hamburg, Germany, as part of wide-ranging investigations into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by the group.  These investigations are continuing.  A board committee under the chairmanship of Mr Anthony Alexander was established to monitor the progress and conduct of the investigations on a regular basis and to consider any implications of the investigations on the group and the group’s responses, on behalf of the board.  While no charges have been brought against such individuals or Reemtsma in relation to these investigations, they could take several years to be concluded.  We continue to cooperate fully with the authorities in their investigations.

Internal control

The board acknowledges responsibility for our system of internal controls.  The audit committee, on behalf of the board, reviews the effectiveness of the system in accordance with the guidance set out in “Internal Control: Guidance for Directors on the Combined Code,” which we refer to as the “Turnbull guidance,” from information and regular reports provided by management, the internally independent compliance function and external auditors.  However, given the size and complexity of the group’s operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives, by managing rather than eliminating risk.

The board, either directly or through the audit committee, which regularly reports its finding for consideration by the board, has reviewed the effectiveness of the key procedures which have been established to provide internal control and confirms that an ongoing process for identifying, evaluating and managing our significant risks has operated throughout the fiscal year.  There have been no significant changes to our system of internal controls effected since they were last reviewed by the board.

Since Imperial Tobacco Group PLC also has securities registered with the U.S. Securities and Exchange Commission (SEC), it complies with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign issuers.  In the light of this ongoing obligation, work is currently well underway to enable the group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which are applicable for our financial year ending September 30, 2006.

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

•                  the control and release of unpublished, price-sensitive information;

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

To further reinforce the group’s commitment to high standards of business conduct, the group has adopted an additional Code of Ethics for its principal officers, including our Chief Executive and Finance Director.  This ensures that written standards are in place to deter wrong-doing and promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure of information; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of breaches of the code and accountability for adherence by the group’s principal officers.

D               Employees

The following table sets forth the average number of persons employed by the group for each of the fiscal years indicated, by location and business function:

	2002	2003	2004
United Kingdom	2,791	2,821	2,674
Germany	1,514	3,096	2,806
Rest of Western Europe	1,650	1,739	1,433
Rest of the World	5,485	9,148	8,720
	11,440	16,804	15,633

Selling	2,364	4,858	3,700
Marketing	546	492	449
Manufacturing	6,358	8,937	8,670
Administration	2,172	2,517	2,814
	11,440	16,804	15,633

The average number of employees has decreased as a result of the closure of our cigarette manufacturing sites in Hungary, Slovenia and Slovakia and our filter production center in Hungary, as well as sales force reorganizations in Germany and Central Europe.

At September 30, 2004, we had 15,305 employees, of which 2,639 (17%) were employed in the United Kingdom, 2,715 (18%) in Germany, 1,529 (10%) in the Rest of Western Europe and 8,422 (55%) in the Rest of the World.  This is an increase of 45 in the Rest of Western Europe and decreases of 108 in the United Kingdom, 105 in Germany and 492 in the Rest of the World, compared to September 30, 2003.  These changes in employee numbers were driven by reorganization and integration activities following the Reemtsma acquisition in May 2002.

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

The scheme also allows Executive Directors and management to elect to invest any proportion, up to a maximum of 100% of their gross bonus, in our ordinary shares or ADSs, which are matched over a three-year period.  The matching ratio is 1:1 to encourage Directors and managers to build a meaningful shareholding in the group.  For bonuses earned in fiscal 2003 and subsequent years by Executive Directors, these shares will not be matched unless our average real earnings per share growth per annum exceeds 3% over the three-year retention period.

Employee Benefit Trusts

The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in the company, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and Long-Term Incentive Plan awards.  As potential beneficiaries of the Employee and Executive Benefit Trust, each of the Executive Directors is deemed to have a contingent interest in the 578,377 ordinary shares of the company held by that Trust at March 10, 2005.  Normally the Employee and Executive Benefit Trust is funded to purchase shares sufficient to cover its potential liabilities, while the 2001 Employee Benefit Trust makes periodic purchases in the market in order to satisfy its liabilities.

Long-Term Incentive Plan

In each year since the Demerger in 1996, annual awards, worth 75% of basic salary, have been made to Executive Directors and awards at a lower level have been made to senior managers under the LTIP.  The awards, which vest three years after grant, are subject to the satisfaction of an applicable performance criterion over a three-year performance period.  Upon vesting, participants are granted a “nil cost” option, which expires no later than seven years after the grant date.  To comply with tax and securities legislation in certain countries, participants are granted options for less than seven years or are awarded shares at vesting.  A further conditional award worth up to 75% of basic salary was made on November 9, 2004.

The performance criterion, imposed on all awards made under the LTIP until November 2000, was based on a sliding scale depending on total shareholder return achieved over the period of the award.  No vesting of the award occurred unless our total shareholder return exceeded that of 50% of the companies constituting the FTSE 100 Index.  At this performance threshold, 30% of the provisional award vested.  If the return exceeded 80% of the FTSE Index, the award vested in full.  Between these thresholds the award vested on a straight-line basis.

Our remuneration committee recognizes that it is difficult to set meaningful long-term performance targets in a rapidly changing business environment and in the context of volatile stock markets.  It regularly reviews the appropriateness of the performance conditions under the LTIP to ensure they remain demanding, yet realistic, and effectively incentivize participants to perform at the highest level.  In November 2000, in consultation with Towers Perrin, our principal remuneration consultants, the committee decided that total shareholder return no longer represented the most appropriate performance criterion for measuring future performance.

For the November 2000 and future awards, our remuneration committee decided to replace total shareholder return (“TSR”) with earnings per share (“EPS”) growth as the new performance criterion.  This was seen as enhancing the incentive effect of the LTIP by focusing on the financial performance of the business, which Directors and management have power to influence, rather than linking awards to a volatile share price unduly influenced by short-term sector sentiment.  The remuneration committee nevertheless retains absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the group before any awards vest, including maintenance of long-term return on capital employed.

Awards vest on a sliding scale depending on average growth in basic EPS based on an agreed protocol to allow appropriate adjustments for amortization and exceptional and extraordinary items.  The adjustments are confirmed by the auditors after adjusting for inflation over the period of the award.  No vesting occurs unless the company’s average real EPS growth is positive.  Full vesting occurs if real EPS growth is equal to or exceeds 10%.  Between these two points the award vests on a straight-line basis.  In order to ensure that the performance criterion for the award remains challenging, in 2003 and 2004 vesting will only occur if the average real EPS growth exceeds 3% per annum.  The upper threshold of 10% real EPS growth remains unchanged.

There is no opportunity to re-test if the performance criterion is not met.

Following a remuneration review in 2004 and subsequent consultation with our major shareholders, for the 2005 and future awards, awards equivalent to twice salary in respect of the Chief Executive, one and a half times salary for the Finance Director and once salary for other Executive Directors and at a lower level for senior managers will be made with the performance criteria split into three elements as follows:

First element

50% of the award with a performance criterion based on EPS as described above, with 12.5% of this element vesting if average real EPS growth equals 3% and 100% of this element vesting if average real EPS growth equals or exceeds 10%.  Between these two points, awards vest on a straight-line basis;

Second element

25% of the award with a performance criterion based on TSR relative to the FTSE 100 Index as described below; and

Third element

25% of the award with a performance criterion based on TSR relative to a bespoke comparator group also described below.

The proposed performance criterion for the second element will be based on a sliding scale depending on TSR achieved over the period of the award.  No vesting of this element will occur unless our total shareholder return ranks in the top 50 of the companies constituting the FTSE 100 Index.  At this performance threshold 30% of this element will vest.  If the return ranks the company in the top 25 of the Index, this element will vest in full.  Between these thresholds the award will vest on a straight-line basis.  The TSR calculations will use share prices averaged over a period to determine initial and closing prices rather than those ruling on a single day.  It is assumed that the cash flow of dividend payments is recognized on the date the shares are declared “ex dividend.”  This method is considered to give a fairer and less volatile result since improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations.  The TSR calculations themselves will be performed independently by Alithos Limited (appointed by the company but who perform no other services for the group) and then approved by our remuneration committee.

The proposed performance criterion for the third element will also be based on a sliding scale depending on TSR achieved over the period of the award.  No vesting of this element will occur unless our TSR exceeds that of the bottom six companies constituting a bespoke comparator group comprising of twelve tobacco and alcohol companies as detailed in the table below.  At this performance threshold 30% of the third element will vest.  If the return ranks us in the top three of the comparator group, this element will vest in full.  Between these thresholds the award will vest on a straight-line basis.

Allied Domecq PLC	Altadis S.A.	Altria Group Inc	British American Tobacco PLC

Carlsberg A/S	Diageo PLC	Gallaher Group PLC	Imperial Tobacco Group PLC

Interbrew S.A.	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

There will be no opportunity to re-test if any of the performance criteria are not achieved.  Each element will operate independently and will be capable of vesting regardless of our performance in respect of the other elements.  However, our remuneration committee may vary, but not increase, the extent to which the award vests to ensure that it only vests, and at an appropriate level, if there has been an improvement in our underlying financial performance, including the maintenance of long-term return on capital employed.

On vesting, a participant will be granted a “nil cost” option to acquire the relevant number of shares.  The option may be exercised at any time up to the seventh anniversary of its date of grant.

To ensure the interests of management remain aligned with those of shareholders, Executive Directors and senior management are also required to meet minimum shareholding guidelines by building a stake in the group to a value broadly equivalent to twice their base salary.  At a more junior level, executives are expected to invest at a level equivalent to their base salary.  Following a remuneration review during the fiscal year 2004, our Chief Executive and Finance Director will be expected to invest at a level equivalent to three times their base salary, with the guidelines remaining unchanged for the remaining Executive Directors and senior managers.

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

In the case of savings-related Sharesave Schemes and the LTIP, the board adjusted the number of shares under option or subject to awards and, in the case of the savings-related Sharesave Schemes, the price at which the shares may be acquired was also adjusted.

These adjustments, in line with scheme rules, have been approved by the group’s auditors and, where appropriate, the Inland Revenue in the United Kingdom.

Directors’ Share Ownership

The following table sets forth share ownership information, both beneficial and family interests, as of September 30, 2003, September 30, 2004 and March 10, 2005 with respect to all of our Directors and executive officers as a group.  This table includes the shares owned by Mr Richard Hannaford, our former Company Secretary, who retired on September 30, 2004 and those owned by Mr Bruce Davidson, who resigned as Sales and Marketing Director on February 9, 2005.  It also includes the shares owned by Mr Matthew Phillips, our current Company Secretary, who was appointed on October 1, 2004, Mr David Thursfield, a Non-Executive Director who was appointed on November 17, 2003, and Ms Susan Murray, also a Non-Executive Director, who was appointed on December 8, 2004.

	Ordinary Shares
	September 30, 2003(1), (2)	September 30, 2004(2)	March 10, 2005(2), (3)
Executive Directors
Gareth Davis	263,366	286,938	319,181
Robert Dyrbus	186,603	197,996	206,702
David Cresswell	69,385	83,113	89,852
Frank Rogerson	66,270	76,430	84,093
Bruce Davidson	123,421	123,552	142,793

Non-Executive Directors
Derek Bonham	131,468	131,468	124,600
Anthony Alexander	132,710	132,710	132,710
Simon Duffy	7,442	8,137	8,238
Sipko Huismans	4,929	5,420	5,420
Pierre Jungels	1,471	1,962	1,962
Susan Murray	—	—	—
Iain Napier	2,491	2,982	2,982
David Thursfield	—	441	441

Company Secretary
Richard Hannaford	77,275	60,082	—
Matthew Phillips	—	2,458	3,516
	1,066,831	1,113,689	1,122,490

(1)          Or date of appointment, if later.

(2)          All of these holdings represent less than 1% of the called up, issued and fully paid shares.

(3)          Or date of resignation, if earlier.

Options

The company does not operate an executive share option scheme, although Executive Directors are eligible (along with all our employees and employees of any of our participating subsidiaries) to participate in Imperial Tobacco’s savings-related Sharesave Scheme, approval of which was renewed at our annual general meeting held on February 1, 2005.  Under this Scheme, options are granted at a discount of up to 20% to the closing mid-market price on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

In addition, an International Sharesave Plan was approved at our annual general meeting held on February 2, 1999, with approval in respect of our French employees being renewed at our annual general meeting held on February 3, 2004. The Plan was also renewed at our annual general meeting held on February 1, 2005.  The International Sharesave Plan has since been made available to qualifying employees of our designated non-U.K. subsidiaries.  Like our current Sharesave Scheme, options are granted at a discount of up to 20% of the mid-market price of our ordinary shares on the day prior to invitation to participants who have contracted to save up to £250, or the equivalent in the participants’ local currency, per month over a three-year period.

The following table sets forth certain information as at February 28, 2005 with respect to the options outstanding under our U.K. Sharesave Scheme:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)	Number of Ordinary Shares Issuable Upon Exercise
June 5, 2000	January 31, 2006	361p	337,866
June 7, 2001	January 31, 2005	483p	800
June 7, 2001	January 31, 2007	483p	222,696
May 31, 2002	January 31, 2006	824p	323,092
May 31, 2002	January 31, 2008	824p	338,863
June 4, 2003	January 31, 2007	822p	363,037
June 4, 2003	January 31, 2009	822p	201,831
May 26, 2004	January 31, 2008	1008p	265,536
May 26, 2004	January 31, 2010	1008p	144,815

The following table sets forth certain information as at February 28, 2005 with respect to the options outstanding under our International Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
June 18, 2002	January 31, 2006	824p		38,443
June 18, 2002	January 31, 2006	876p		2,142
June 18, 2002 (1)	January 31, 2006	U.S.$12.34	(1)	1,560
June 4, 2003	January 31, 2007	822p		60,337
June 17, 2003	January 31, 2007	822p		377,257
June 17, 2003	January 31, 2007	857p		24,428
June 17, 2003 (2)	January 31, 2007	U.S.$12.135	(2)	7,028
May 26, 2004	January 31, 2008	1008p		9,333
June 4, 2004	January 31, 2008	1008p		125,940
June 4, 2004 (3)	January 31, 2008	U.S.$17.92	(3)	2,580

(1)          780 American Depositary Shares representing 1,560 ordinary shares.

(2)          3,514 American Depositary Shares representing 7,028 ordinary shares.

(3)          1,290 American Depositary Shares representing 2,580 ordinary shares.

The following table sets forth certain information as at February 28, 2005 with respect to notional awards under our International Sharesave Plan:

Date of Grant	Expiration Date	Award Grant Price (Adjusted)	Number of ordinary shares Issuable Upon Exercise
June 18, 2002	January 31, 2006	824p	7,882
June 17, 2003	January 31, 2007	822p	66,324
June 4, 2004	January 31, 2008	1008p	24,428

Of the total number of our ordinary shares subject to such options, 14,590 of our ordinary shares were subject to options held by our Directors and executive officers as a group (15 persons).

The following table sets forth certain information as of February 28, 2005 with respect to the interests of our Executive Directors in options to acquire ordinary shares, all of which were granted pursuant to our Sharesave Scheme:

	Balance at Oct 1, 2003	Granted during the year	Exercised during the year	Market price at date of exercise £	Balance at Sept 30, 2004	Exercise price £	Range of exercisable dates of options held at September 30, 2004(2)	Gains on exercise during the year (1) £’000	2003 £’000
G Davis	1,205	—	—	—	1,205	8.24	08/01/2007-01/31/2008	—	18
	774	—	—	—	774	8.22	08/01/2008-01/31/2009	—	—
	1, 979	—	—	—	1,979	—		—	18
R Dyrbus	802	—	(802)	11.93	—	4.83	08/01/2004-01/31/2005	6	10
	675	—	—	—	675	8.22	08/01/2006-01/31/2007	—	—
	—	374	—	—	374	10.08	08/01/2007-01/31/2008	—	—
	1,477	374	(802)	—	1,049	—		6	10
D Cresswell	2,008	—	—	—	2,008	8.24	08/01/2007-01/31/2008
	2,008	—	—	—	2,008	—		—	—
F A Rogerson	2,008	—	—	—	2,008	8.24	08/01/2007-01/31/2008
	2,008	—	—	—	2,008	—		—	—
B C Davidson (3)	1,125	—	—	—	1,125	8.22	08/01/2006-01/31/2007
	1,125	—	—	—	1,125	—		—	—

(1)          Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise.  Aggregate gains during the fiscal year were £5,694 (fiscal 2003: £27,735).

(2)          Any option not exercised by the end of the range of exercisable dates will expire.

(3)          Resigned as director on February 9, 2005

Contingent rights in ordinary shares

The following tables set forth certain information as of March 10, 2005 with respect to the contingent rights of our Executive Directors in our ordinary shares pursuant to the Long-Term Incentive Plan and the Share Matching Scheme:

Executive Directors’ Conditional Share Awards under the Long-Term Incentive Plan

	Balance at Oct 1, 2003	Granted during year	Market price at date of grant £	Date of grant	Vested during year	Market price at date of vesting £	Market price at date of exercise £	Amount realized on exercise £’000	Balance at Sept 30, 2004	Performance period
G Davis	61,871	—	6.18	11/27/00	(61,871)	10.59	10.67	660	—	November 2000 – November 2003
	57,884	—	7.12	11/26/01	—	—	—	—	57,884	November 2001 – November 2004
	46,923	—	9.59	11/25/02	—	—	—	—	46,923	November 2002 – November 2005
	—	47,872	10.34	11/17/03	—	—	—	—	47,872	November 2003 – November 2006
	166,678	47,872			(61,871)				152,679
R Dyrbus	38,214	—	6.18	11/27/00	(38,214)	10.59	10.67	408	—	November 2000 – November 2003
	36,309	—	7.12	11/26/01	—	—	—	—	36,309	November 2001 – November 2004
	29,718	—	9.59	11/25/02	—	—	—	—	29,718	November 2002 – November 2005
	—	30,464	10.34	11/17/03	—	—	—	—	30,464	November 2003 – November 2006
	104,241	30,464			(38,214)				96,491
D Cresswell	12,131	—	6.18	11/27/00	(12,131)	10.59	10.67	129	—	November 2000 – November 2003
	11,225	—	7.12	11/26/01	—	—	—	—	11,225	November 2001 – November 2004
	9,906	—	9.59	11/25/02	—	—	—	—	9,906	November 2002 – November 2005
	—	21,760	10.34	11/17/03	—	—	—	—	21,760	November 2003 – November 2006
	33,262	21,760			(12,131)				42,891
F A Rogerson	12,939	—	6.18	11/27/00	(12,939)	10.59	10.895	141	—	November 2000 – November 2003
	11,926	—	7.12	11/26/01	—	—	—	—	11,926	November 2001 – November 2004
	10,427	—	9.59	11/25/02	—	—	—	—	10,427	November 2002 – November 2005
	—	21,760	10.34	11/17/03	—	—	—	—	21,760	November 2003 – November 2006
	35,292	21,760			(12,939)				44,113
B C Davidson(1)	15,932	—	6.18	11/27/00	(15,932)	10.59	10.67	170	—	November 2000 – November 2003
	15,013	—	7.12	11/26/01	—	—	—	—	15,013	November 2001 – November 2004
	11,991	—	9.59	11/25/02	—	—	—	—	11,991	November 2002 – November 2005
	—	21,760	10.34	11/17/03		—	—	—	21,760	November 2003 – November 2006
	42,936	21,760			(15,932)				48,764

(1) Resigned as director on February 9, 2005

During the past fiscal year, the November 2000 – November 2003 award vested in full.  EPS over the period averaged 20.19%, exceeding the average of 10%, the threshold at which the award maximizes.

On November 9, 2004, the following Executive Directors were conditionally awarded ordinary shares under our LTIP, which will vest, free of charge, during November 2007, in proportion to the extent that the performance criterion is achieved:

Conditional Awards Granted November 9, 2004 and Balance at March 8, 2005
G Davis	42,513
R Dyrbus	26,974
D Cresswell	19,351
F A Rogerson	19,351
B C Davidson(1)	19,351

On November 26, 2004, contingent rights to shares under the November 2001 – November 2004 LTIP vested in full at the completion of the three-year performance period to participants including the following Executive Directors.  All of the directors exercised their options on January 20, 2005 at an ordinary share price of £13.77, valuing their awards as follows:

	Contingent rights to shares vesting	Value
		£
G Davis	57,884	797,063
R Dyrbus	36,309	499,975
D Cresswell	11,225	154,568
F A Rogerson	11,926	164,221
B C Davidson(1)	15,013	206,729

(1) Resigned as director on February 9, 2005

Executive Directors’ Contingent Rights to Shares Under the Share Matching Scheme

	Balance at Oct 1, 2003	Contingent rights arising	Market price at date of grant 1/29/04 £	Vested during year	Market price at date of vesting 1/29/04 £	Balance at Sept 30, 2004	Expected vesting date
G Davis	56,802	—	—	(56,802)	10.87	—	January 2004
	44,359	—	—	—	—	44,359	January 2005
	294	—	—	—	—	294	August 2007
	39,614	—	—	—	—	39,614	January 2006
	—	36,761	10.87	—	—	36,761	January 2007
	141,069	36,761	—	(56,802)	—	121,028
R Dyrbus	33,377	—	—	(33,377)	10.87	—	January 2004
	27,397	—	—	—	—	27,397	January 2005
	294	—	—	—	—	294	August 2007
	24,848	—	—	—	—	24,848	January 2006
	—	23,282	10.87	—	—	23,282	January 2007
	85,916	23,282	—	(33,377)	—	75,821
D Cresswell	16,577	—	—	(16,577)	10.87	—	January 2004
	13,706	—	—	—	—	13,706	January 2005
	294	—	—	—	—	294	August 2007
	12,101	—	—	—	—	12,101	January 2006
	—	13,262	10.87	—	—	13,262	January 2007
	42,678	13,262	—	(16,577)	—	39,363
F A Rogerson	17,841	—	—	(17,841)	10.87	—	January 2004
	14,620	—	—	—	—	14,620	January 2005
	294	—	—	—	—	294	August 2007
	12,857	—	—	—	—	12,857	January 2006
	—	13,692	10.87	—	—	13,692	January 2007
	45,612	13,692	—	(17,841)	—	41,463
B C Davidson(1)	14,497	—	—	(14,497)	10.87	—	January 2004
	17,615	—	—	—	—	17,615	January 2005
	294	—	—	—	—	294	August 2007
	15,239	—	—	—	—	15,239	January 2006
	—	14,811	10.87	—	—	14,811	January 2007
	47,645	14,811	—	(14,497)	—	47,959

(1) Resigned as director on February 9, 2005

The following changes in contingent rights to shares under the Share Matching Scheme have occurred since September 30, 2004.

On January 29, 2005, contingent rights to shares under the 2002 annual bonus Share Matching Scheme vested at the completion of the three-year matching period to participants including the following Executive Directors.  Our ordinary share price on January 29, 2005 (the date of vesting) was £14.02, valuing the award as follows:

	Contingent rights to shares vesting	Value
		£
G Davis	44,359	621,913
R Dyrbus	27,397	384,105
D Cresswell	13,706	192,158
F A Rogerson	14,620	204,972
B C Davidson(1)	17,615	246,962

On January 29, 2005, further contingent rights to shares arose under the 2005 annual bonus Share Matching Scheme when the Executive Directors took all or part of their annual bonus for fiscal 2004 in shares which are to be matched over a three year period.

	Contingent rights to shares arising	Expected vesting date
G Davis	36,059	January 2008
R Dyrbus	22,947	January 2008
D Cresswell	14,893	January 2008
F A Rogerson	14,893	January 2008
B C Davidson(1)	14,893	January 2008

(1) Resigned as director on February 9, 2005

The company’s mid-market share price at the close of business on September 30, 2004 was £12.04 and the range of the mid-market price during the year was £9.67 to £12.86.

Remuneration policy for Non-Executive Directors

Fees for our Non-Executive Directors are determined by the board as a whole with regard to market practice within the restrictions contained in our Articles of Association.  The Non-Executive Directors do not take part in discussions on their own remuneration.  They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the company) and provision of administrative support including the use of company offices by Mr Derek Bonham and Mr Anthony Alexander.  The Non-Executive Directors do not participate in the group’s share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interest of the Non-Executive Directors with those of shareholders it was agreed that a proportion of their fees be applied, after tax, to purchase shares in the group.  These shares are to be held by a nominee during the term of each Non-Executive Directorship.  Exceptionally in respect of Mr Derek Bonham and Mr Anthony Alexander, this requirement has been waived due to their substantial shareholdings.

Item 7: Major Shareholders and Related Party Transactions

A               Major Shareholders

To our knowledge, we are not controlled directly or indirectly by any government or by any other corporation.

As of March 14, 2005, we have been notified that the following persons had interests in 3% or more of our issued share capital.

	March 14, 2005		November 4, 2004		November 13, 2003		November 21, 2002
	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held
Legal & General Investment Management Limited	29.32	4.03	21.92	3.01	21.92	3.01	21.92	3.01
Franklin Resources, Inc	21.89	3.002	21.89	3.002	Less than 3%		Less than 3%
Barclays PLC	24.06	3.299	Less than 3%		Less than 3%		Less than 3%

None of the company’s major shareholders have voting rights different from other shareholders.

As of February 28, 2005, approximately 25,884,729 of our ADRs evidencing approximately 25,884,729 of our ADSs (representing approximately 51,769,458 of our ordinary shares) were held of record in the United States.  These ADRs were held by approximately 4,317 registered holders and collectively represented approximately 7.1% of the total number of our ordinary shares outstanding.  We believe that as of February 28, 2005, approximately 27.99% of our ordinary shares were beneficially owned by U.S. holders in the form of ADSs or as ordinary shares.  Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

Item 8:  Financial Information

A               Consolidated Statements and Other Financial Information

Please refer to Item 17: Financial Statements which contains the consolidated financial statements and notes to the consolidated financial statements appended as pages F-1 to F-59 to this annual report.

Our Directors have adopted and intend to retain a progressive dividend policy, which takes into account our underlying earnings growth while maintaining an appropriate level of dividend cover.

Our Directors intend to continue paying interim dividends in mid-August and final dividends in February in the approximate proportions of one third and two thirds, respectively, of the total annual dividend.

Details of major litigation outstanding are given in Item 4B: Business Overview – Legal Environment.

B               Significant Changes

There have been no significant changes to our operations, financial position or company structure since September 30, 2004 except for the following:

An actuarial valuation of the principal group scheme covering U.K. employees (the Scheme) was made at March 31, 2004.  On prudent assumptions as to the future and on the basis that the Scheme continues, its accumulated assets were sufficient to cover 97% of those needed to finance the liabilities for past and future service benefits of members existing at March 31, 2004.  The deficiency requires Imperial to recommence the payment of company contributions of £10 million per year, the first payment to be made by March 31, 2005.  The financial position of the Scheme and the level of company contributions to be paid will be reviewed at the next actuarial valuation, expected to be carried out at March 31, 2007.

As at March 17, 2005, we had acquired 1,890,000 of our ordinary shares since September 30, 2004 at an average price of 1394.73 pence per ordinary share.  The purchased shares will be held as treasury shares.  The total number of ordinary shares in issue (excluding shares held as treasury shares) is now 727,310,921.

Item 9:  The Offer and Listing

A               Offer and Listing Details

The principal trading market for our ordinary shares is the London Stock Exchange.  Our ADSs, each representing two ordinary shares, trade on the New York Stock Exchange (or NYSE) under the symbol “ITY.”

The following table sets forth, for the periods indicated, (a) the reported high and low mid-market quotations for our ordinary shares based on the Daily Official List of the London Stock Exchange and (b) the reported high and low sales prices of our ADSs on the NYSE Composite Tape.

	London Stock Exchange (Pence per ordinary share)*		NYSE (U.S. dollars per ADS)
	High	Low	High	Low
Fiscal 2000
Annual	625.89	322.15	24.6300	12.1250
Fiscal 2001
Annual	748.9	521.30	25.7100	18.3750
Fiscal 2002
Annual	1160.00	686.14	35.2100	23.6000
Fiscal 2003
First Quarter	1055.00	913.00	33.5300	28.7700
Second Quarter	1083.00	909.00	34.6600	29.6500
Third Quarter	1110.00	990.00	36.8800	32.1900
Fourth Quarter	1082.00	964.00	36.4700	31.0000
Fiscal 2004
First Quarter	1104.00	967.00	39.7600	32.2500
Second Quarter	1228.00	1063.00	45.2600	39.2600
Third Quarter	1286.00	1160.00	46.0000	43.3100
Fourth Quarter	1245.00	1159.00	45.7000	42.6500
Fiscal 2005
First Quarter	1434.00	1225.00	56.0900	44.2200

Last six months
September 2004	1245.00	1182.00	44.5600	42.7500
October 2004	1281.00	1225.00	47.2100	44.2200
November 2004	1370.00	1271.00	52.3500	47.7500
December 2004	1434.00	1351.00	56.0900	52.3100
January 2005	1450.00	1377.00	54.7300	51.7600
February 2005	1459.00	1385.00	55.6900	53.7100
March 2005 (through March 10)	1406.00	1378.00	54.5700	53.2000

* The pre-April 8, 2002 ordinary share prices shown above have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

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

Objects and Purposes

Imperial Tobacco is incorporated under the name Imperial Tobacco Group PLC and is registered in England under registered number 3236483.  Imperial Tobacco’s objects and purposes are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on generally the business of tobacco manufacturers, planters, growers, exporters, importers and merchants, as well as to carry on all other business necessary to achieve Imperial Tobacco’s objectives.

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

Voting at any meeting of shareholders is by show of hands unless a poll is demanded.  Subject to the provisions of the Companies Act, a poll may be demanded by (i) the chairman of the meeting, (ii) at least three holders of ordinary shares present in person or by proxy and entitled to vote, (iii) any holder of ordinary shares present in person or by proxy and representing not less than one-tenth of the total voting rights of all holders of ordinary shares entitled to vote at the meeting or (iv) a holder of ordinary shares present in person or by proxy holding ordinary shares conferring a right to vote at the meeting, being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all ordinary shares conferring that right.  Holders of Imperial Tobacco’s ordinary shares do not have cumulative voting rights.

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

Broadly defined, a “material” interest means any beneficial interest (including those of a spouse or child or a step-child, those of a company accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognized scheme/collective investment scheme/open-ended investment company.

Sections 204-206 of the Companies Act set out particular rules of disclosure where two or more parties (each a “concert party”) have entered into an agreement to acquire interests in shares of a public company and the agreement imposes obligations/restrictions on any concert party with respect to the use, retention or disposal of the shares in the company and an acquisition of shares by a concert party pursuant to the agreement has taken place.

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

Where a Section 212 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares.  Such restrictions may also void any agreement to transfer such shares.  In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the United Kingdom.  Under Imperial Tobacco’s Articles of Association, certain of the powers of imposing restrictions granted to courts may be imposed by the board in certain circumstances.

Sections 324 and 329 of the Companies Act deal with the disclosure by a person (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies.

There are additional disclosure obligations under Rule 3 of the U.K. Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point.  Notification in this case should be to a Regulatory Information Service, to the Panel on Takeovers and Mergers and to Imperial Tobacco no later than 12:00 noon on the business day following the date of the acquisition.

The U.K. City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and to their respective associates during the course of an offer period.

Pre-emptive rights and new issues of shares

Under Section 80 of the Companies Act, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting.  Relevant securities, as defined in the Companies Act, include Imperial Tobacco’s ordinary shares or securities convertible into Imperial Tobacco’s ordinary shares.  In addition, Section 89 of the Companies Act imposes further restrictions on the issue of equity securities (as defined in the Companies Act, which include Imperial Tobacco’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders, except insofar as such statutory pre-emption rights have been disapplied in accordance with Section 95 of the Companies Act.

Imperial Tobacco has an existing general disapplication of statutory pre-emption rights and an existing general consent (within the limits prescribed by the Financial Services Authority) allowing the issuance of approximately 36,450,000 shares outside of shareholders’ pre-emption rights.  These expire on the closure of the annual general meeting in 2006 or, if earlier, August 1, 2006.

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

In connection with our acquisition of Reemtsma Cigarettenfabriken GmbH, Imperial Tobacco entered into a share purchase agreement dated March 7, 2002 with Tchibo Holding AG and certain other holders of Reemtsma shares (together, the “Sellers”).  Under this agreement we agreed to acquire approximately 90.01% of the Reemtsma shares for consideration of a cash payment of £3.4 billion.  The Sellers made certain representations, warranties and indemnities in favor of Imperial Tobacco regarding the shares, the authorization of the Sellers to sell the shares and the business of Reemtsma and its subsidiaries and we made certain representations, warranties and indemnities in favor of the Sellers.  The Sellers agreed not to compete with the Reemtsma group in the production, distribution, sale or marketing of tobacco products for three years following completion of the acquisition, not to induce or attempt to induce any director or certain key employees to leave the employment of the Reemtsma group for two years following the completion of the acquisition and not to use, disclose or divulge any confidential information relating to the Reemtsma group for 20 years after the completion of the acquisition.

In 2001, two members of the Imperial Tobacco Group, Ets. L. Lacroix Fils N.V. and Tabakbedrijf Baelen N.V., acquired 75% of the issued share capital of Tobaccor S.A. from Bolloré S.A. for cash consideration, including acquisition expenses of £182 million, pursuant to an agreement dated March 30, 2001.  On September 23, 2002, Tobaccor completed the purchase from Bolloré by way of a share buy-back, of a 12.5% interest in Tobaccor, with payment of the €72 million (£47 million) purchase price being made on December 31, 2002.  On October 6, 2003, Tobaccor completed the purchase, by way of a share buy-back, of Bolloré’s remaining interest in Tobaccor.  Payment of the purchase price of €81 million (approximately £56 million) is scheduled to be made on December 31, 2005.

In 1999, we established a euro medium term note program of €2 billion, with ten banks in the dealer group.  We increased the size of the program on June 2, 2004 to €10 billion, with 11 banks in the dealer group.  We have utilized the euro medium term note program as a platform for several debt issuances, as described in Item 5B: Liquidity and Capital Resources.

See Item 6E: Share Ownership for a description of our Share Matching Scheme, LTIP, Sharesave Scheme and International Sharesave Scheme.

See Item 6C: Board Practices – Service contracts, for a description of the service contracts to which our Directors are parties.

D               Exchange Controls

There are no U.K. restrictions on the import or export of capital that affect the remittances of dividends or other payments to non-resident holders of our ordinary shares except as otherwise set forth in Item 10E: Additional Information - Taxation and except for restrictions that may be imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act of 1946 and the Emergency Laws Act of 1964, against the government or residents of certain countries.  Except for restrictions that may be imposed from time to time by HM Treasury under such legislation, under English law and our Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold and transfer our ordinary shares in the same manner as U.K. residents or nationals.

E                 Taxation

General

The following is a summary of certain U.S. federal income and U.K. tax consequences of the purchase and ownership of ADSs by a U.S. holder (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase or ownership.  The following discussion relates to U.S. holders who hold such ADSs as capital investments and who are the beneficial owners of such ADSs.  The tax treatment of a shareholder may vary depending on such shareholder’s particular situation and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, dual resident entities, financial institutions, regulated investment companies, persons that hold ADSs as part of a “hedging” or “conversion” transaction or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, dealers in securities, broker-dealers or entities which, alone or together with one or more associated corporations, control directly or indirectly 10% or more of our voting shares and persons who acquire ADSs as compensation) may be subject to special rules not discussed below.  The following discussion does not address alternative minimum tax consequences.  Investors are advised to consult their tax advisors with respect to the tax consequences of the purchase and ownership of ADSs, including specifically the consequences under state and local tax laws.

A U.S. holder is (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust if a court within the United States is able to exercise primary jurisdiction over the trust and one or more U.S. persons have the authority to control substantial decisions of the trust.  If a partnership holds ADSs, the U.S. federal income tax consequences to a partner will generally depend upon the status of the partner and the activities of the partnership.  A partner in a partnership holding ADSs should consult its tax advisor.  The following discussion does not generally deal with the position of a U.S. holder who is resident or ordinarily resident in the United Kingdom for tax purposes or who is subject to U.K. taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom.

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

Under current U.K. tax law, we will not be required to withhold tax at source from dividend payments that we make.  A U.S. holder of ADSs resident outside the United Kingdom will not be entitled to any payments from the U.K. Inland Revenue in respect of the tax credit attaching to any dividend paid by us.

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

Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period (determined under U.S. federal income tax principles) for such ADS exceeds one year.  Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source income or loss, except that losses will be treated as foreign source to the extent that the U.S. holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.  Prospective investors should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates for certain taxpayers that hold the ADS for more than one year) and capital losses (the deductibility of which is subject to limitations).

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

A conveyance or transfer on sale of ordinary shares, as opposed to ADSs, outside the CREST system will normally give rise to a charge to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5), which is generally payable by the purchaser or transferee.  An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration for the ordinary shares.  However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT that has been paid will be repaid.  SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

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

We operate a centralized group treasury function that is responsible for the management of the financial risks of the group together with its financing and liquidity requirements.  The group does not hold derivative financial instruments for trading purposes.  Group treasury does not operate as a profit center and is subject to policies and procedures approved by the board.  A treasury sub-committee oversees the operation of group treasury in accordance with the delegated authorities set out by the board.  The group treasurer reports on a regular basis to the board.

By their nature, derivative instruments involve risk, including market risk and the credit risk of non-performance by counterparties.  We have entered into such transactions with a diversified group of major financial institutions with suitable credit ratings in order to manage credit exposure.  Based on our portfolio of financial and derivative instruments as at September 30, 2004, we do not consider the risk of non-performance by counterparties to be material to us.  As at September 30, 2003, we also did not consider the risk of non-performance by counterparties to be material.

The financial instruments held by the group as at September 30, 2004 and as at September 30, 2003 can be found in note 15 of our consolidated financial statements included in this annual report.  The tables in note 15(v) and 15(vii) present the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the weighted average interest rates relevant.

Exposure to interest rate fluctuations

The group is exposed to fluctuations in interest rates on its borrowings and cash surplus and operates a policy designed to reduce this risk and maintain a cost efficient balance of fixed and floating rate debt.

As at September 30, 2004, approximately 19% of our net debt was denominated in pounds sterling, 80% in euro and the remaining 1% in other currencies.  Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates.  Based on our gross interest charge for fiscal 2004, a 10% relative increase in interest rates would result in an approximate increase of £4.2 million in the gross interest charge.  This sensitivity analysis is based on a simple model of monthly average gross floating rate debt by currency multiplied by average monthly interest rates, sensitized by 10%.  We manage our exposure to interest rate changes through our financing activities and, where appropriate, through the use of derivative financial instruments, such as interest rate swaps, cross currency swaps, and caps.

As at September 30, 2004, the level of gross debt fixed after the effect of interest rate derivatives was as follows:

Currency	Total	Fixed Rate Financial Liabilities	Percentage of Borrowings Fixed
	(£ million)	(£ million)	(%)
Sterling	728	375	52
Euro	3,056	1,925	63
Australian dollar	114	56	49
U.S. dollar	25	—	—
Other	4	4	100
	3,927	2,360	60

As at September 30, 2003, the level of gross debt fixed after the effect of interest rate derivatives was as follows:

Currency	Total	Fixed Rate Financial Liabilities	Percentage of Borrowings Fixed
	(£ million)	(£ million)	(%)
Sterling	772	450	58
Euro	3,111	2,570	83
Australian dollar	114	58	51
U.S. dollar	11	—	—
Other	24	16	67
	4,032	3,094	77

This table should be read in conjunction with note 15 of our consolidated financial statements included in this annual report.

£100 million notional amount of sterling derivatives and A$ 70 million notional amount of Australian dollar derivatives have matured subsequent to September 30, 2004.

Exposure to currency fluctuations

We are exposed to movements in exchange rates for transactions in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts.

On significant acquisitions of overseas companies, borrowings are made in local currency, after the use of derivative financial instruments, to minimize the balance sheet translation risk.  It remains our policy not to hedge profit and loss account translation exposures.  Transaction exposures are hedged where deemed appropriate with the use of foreign exchange contracts.

In fiscal 2004, 57% of our turnover including duty, or £6,229 million, and 63% of our operating profit before amortization and exceptional items, or £764 million, was in international markets, compared with 60% of our turnover and 64% of our operating profit before amortization and exceptional items in fiscal 2003.  The majority of sales in these markets are invoiced by us in currencies other than in pounds sterling, in particular, Australian dollars, U.S. dollars and euro, together with other European currencies.  Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

Based on our results for fiscal 2004, a 10% increase in the value of the pounds sterling relative to each of the other currencies in the countries in which we sell our products would result in a £224 million and £76 million reduction in turnover excluding duty and operating profit before amortization and exceptional items, respectively.

We use foreign currency derivative instruments, such as forward foreign exchange contracts, to reduce some of our exposure to the risk that forecasted sales of products to customers who are invoiced in currencies other than sterling would be adversely affected by changes in exchange rates.  As at September 30, 2004, we had £33.0 million notional amount outstanding forward foreign exchange contracts, with a fair value loss of approximately £0.5 million hedging forecast Taiwanese dollar sales of TW$1.96 billion maturing within one year.  As at September 30, 2003, there were £47.7 million notional amount outstanding forward foreign exchange contracts, with a fair value gain of approximately £0.5 million, relating to Taiwanese dollar forecast sales of TW$2.64 billion maturing within one year.  We intend to increase our use of foreign exchange contracts to hedge our transactional foreign currency exposure.

Exposure to commodity fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf.  As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown.  Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.  Political situations, such as that in Zimbabwe, can result in a significantly reduced tobacco crop.  We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, Argentina, Uganda and India.  Our acquisition of Tobaccor has given us a direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries.

In fiscal 2004, we purchased approximately 133,400 tonnes of tobacco leaf through a number of well- established international tobacco merchants.  There is no futures market for tobacco and there is limited ability to enter into long-term contracts based on price.  Based on fiscal 2004 purchase volumes, a 10% relative increase in the cost of tobacco leaf would have resulted in an increase of approximately £17 million in tobacco leaf costs to the group.  We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturer’s own price increases and thereby limit any related effect on our operating profit.

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

Item 15: Disclosure Controls and Procedures

We performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Finance Director, of the effectiveness of our disclosure controls and procedures as of September 30, 2004.  Based upon that evaluation, the Chief Executive Officer and Finance Director have concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner.

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

See Item 6C: Board Practices – Audit committee.

B                                      Code of Ethics

See Item 6C: Board Practices – Code of ethics.

C                                      Principal Accountant’s Fees and Services

Details of the aggregate fees billed for each of the last three fiscal years for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for the audit of the group’s annual financial statements are set out in Note 2, Costs and overheads less other income, on page F-14 of the consolidated financial statements.

D                                      Exemptions from Listing Standards for Audit Committees

There are no matters to be reported under this item.

PART III

Item 17: Financial Statements

Our consolidated financial statements, together with the report thereon by our Independent Registered Public Accounting Firm, are filed as part of this annual report as pages F-2 to F-59.

An index to these pages is given on page F-1.

Item 18: Financial Statements

This item is not applicable as we have responded to Item 17.

Item 19: Exhibits

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco (incorporated by reference to Exhibit 1.1 to the 2003 Registration Statement on Form 20-F, dated February 10, 2004 (File No. 1-14874))
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

2.3

Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/8% Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco (incorporated by reference to Exhibit 2.3 to Imperial Tobacco’s Registration Statement on Form 20-F, dated February 14, 2002 (File No. 1-14874) (the “2002 20-F Registration Statement”)).

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

4.12	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma (incorporated by reference to Exhibit 4.12 to the 2002 20-F Registration Statement).
4.14	Euro 10,000,000,000 Debt Issuance Program Offering Circular (Euro Medium Term Note Program) of Imperial Tobacco Overseas B.V. and Imperial Tobacco Finance PLC,

guaranteed by Imperial Tobacco, with 11 banks in dealer group, including J.P. Morgan Securities Ltd. as arranger.
8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 31 of the Notes to Consolidated Financial Statements included in this annual report.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the 2003 20-F Registration Statement)
12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL TOBACCO GROUP PLC

By:	/s/ Robert Dyrbus

Name:	Robert Dyrbus
Title:	Finance Director
Date:	March 21, 2005

IMPERIAL TOBACCO GROUP PLC

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Consolidated Profit and Loss Accounts for the fiscal periods ended September 2002, 2003 and 2004

Consolidated Statements of Total Recognized Gains and Losses for the fiscal periods ended September 2002, 2003 and 2004

Consolidated Balance Sheets as at September 30, 2003 and September 30, 2004

Consolidated Cash Flow Statements for the fiscal periods ended September 2002, 2003 and 2004

Accounting Policies

Notes to the Accounts

IMPERIAL TOBACCO GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of Imperial Tobacco Group PLC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses and cash flows present fairly, in all material respects, the financial position of Imperial Tobacco Group PLC and its subsidiaries at September 30, 2004 and September 30, 2003 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United Kingdom.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Accounting policies, Imperial Tobacco Group PLC changed its method of accounting for employee share ownership trusts and employee share schemes in 2004, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at September 30, 2003.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Bristol, England

November 8, 2004

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended September 30, 2004

		Notes	Before amortization and exceptional items 2004		Amortization 2004		Exceptional items 2004		Total 2004
	Turnover	1	11,005		—		—		11,005
	Duty in turnover	1	(7,973)		—		—		(7,973)
	Costs and overheads less other income	2	(1,814)		(204)		(129)		(2,147)
	Operating profit	1	1,218		(204)		(129)		885
	Profit on disposal of fixed assets	3	—		—		7		7
	Profit on ordinary activities before interest and taxation		1,218		(204)		(122)		892
	Interest and other finance charges	5	(204)		—		—		(204)
	Profit on ordinary activities before taxation		1,014		(204)		(122)		688
	Taxation	6	(273)		2		33		(238)
	Profit on ordinary activities after taxation		741		(202)		(89)		450
	Equity minority interests	28	(5)		—		—		(5)
	Profit attributable to shareholders		736		(202)		(89)		445
	Dividends	7							(362)
	Retained profit for the year	19							83

Earnings per ordinary share	- Basic	8	101.6	p	(27.9	)p	(12.3	)p	61.4	p
	- Diluted	8	101.2	p	(27.8	)p	(12.2	)p	61.2	p

Dividends per ordinary share	- Interim	7							15.0	p
	- Proposed final	7							35.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The accompanying notes are an integral part of these financial statements

For the year ended September 30, 2003

	(In £’s million)	Notes	Before amortization and exceptional items 2003		Amortization 2003		Exceptional items 2003		Total 2003
	Turnover	1	11,412		—		—		11,412
	Duty in turnover	1	(8,212)		—		—		(8,212)
	Costs and overheads less other income	2	(2,065)		(203)		(51)		(2,319)
	Operating profit	1	1,135		(203)		(51)		881
	Profit on disposal of fixed assets	3	—		—		12		12
	Profit on ordinary activities before interest and taxation		1,135		(203)		(39)		893
	Interest and other finance charges	5	(237)		—		—		(237)
	Profit on ordinary activities before taxation		898		(203)		(39)		656
	Taxation	6	(243)		—		11		(232)
	Profit on ordinary activities after taxation		655		(203)		(28)		424
	Equity minority interests	28	(3)		—		—		(3)
	Profit attributable to shareholders		652		(203)		(28)		421
	Dividends	7							(304)
	Retained profit for the year	19							117

Earnings per ordinary share	- Basic	8	90.0	p	(28.0	)p	(3.9	)p	58.1	p
	- Diluted	8	89.6	p	(27.9	)p	(3.8	)p	57.9	p

Dividends per ordinary share	- Interim	7							12.0	p
	- Proposed final	7							30.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The results for 2003, which include a full year’s contribution from Reemtsma, relate to the 52 weeks and three days from September 29, 2002 to September 30, 2003.

The accompanying notes are an integral part of these financial statements

For the year ended September 28, 2002

	(In £’s million)	Notes	Before amortization and exceptional items 2002		Amortization 2002		Exceptional items 2002		Total 2002
	Turnover	1	8,296		—		—		8,296
	Duty in turnover	1	(6,077)		—		—		(6,077)
	Costs and overheads less other income	2	(1,430)		(83)		(103)		(1,616)
	Operating profit	1	789		(83)		(103)		603
	Interest and other finance charges	5	(147)		—		(33)		(180)
	Profit on ordinary activities before taxation		642		(83)		(136)		423
	Taxation	6	(177)		—		37		(140)
	Profit on ordinary activities after taxation		465		(83)		(99)		283
	Equity minority interests	28	(11)		—		—		(11)
	Profit attributable to shareholders		454		(83)		(99)		272
	Dividends	7							(229)
	Retained profit for the year	19							43

Earnings per ordinary share	- Basic	8	68.4	p	(12.5	)p	(14.9	)p	41.0	p
	- Diluted	8	68.1	p	(12.5	)p	(14.8	)p	40.8	p

Dividends per ordinary share	- Interim	7							10.0	p
	- Proposed final	7							23.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The results for 2002, which include four and a half months’ contribution from Reemtsma, relate to the 52 weeks from September 30, 2001 to September 28, 2002.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

(In £’s million)	2002	2003	2004
Profit attributable to shareholders	272	421	445
Exchange movements on retranslation of net investments and related borrowings	10	101	(31)
Taxation credit on borrowings hedging overseas equity investments	2	33	—
Total recognized gains for the year	284	555	414

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED BALANCE SHEETS

		Restated (see note 19)
(In £’s million)	Notes	September 30, 2003	September 30, 2004
Fixed assets
Intangible assets	9	3,807	3,547
Tangible assets	10	714	651
Investments	11	7	7
		4,528	4,205
Current assets
Stocks	12	1,009	864
Debtors	13	1,002	1,021
Investments	11	68	77
Cash		321	262
		2,400	2,224
Creditors: amounts falling due within one year	14	(2,875)	(2,556)
Net current liabilities		(475)	(332)
Total assets less current liabilities		4,053	3,873
Creditors: amounts falling due after more than one year	14	(3,485)	(3,267)
Provisions for liabilities and charges	16	(509)	(470)
Net assets		59	136

Capital and reserves
Called up share capital	17	73	73
Share premium account	19	964	964
Profit and loss account	19	(997)	(919)
Equity shareholders’ funds	27	40	118
Equity minority interests	28	19	18
		59	136

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED CASH FLOW STATEMENTS

		Restated (see note 19)	Restated (see note 19)
(In £’s million)	Notes	2002	2003	2004
Net cash inflow from operating activities	24	824	802	1,241

Returns on investments and servicing of finance
Interest received		18	20	18
Interest paid		(171)	(254)	(227)
Dividends paid to minority interests		(3)	(3)	(3)
Net cash outflow from returns on investments and servicing of finance		(156)	(237)	(212)
Taxation		(157)	(154)	(236)
Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(52)	(82)	(103)
Sale of tangible fixed assets		6	23	55
Net cash outflow from capital expenditure and financial investment		(46)	(59)	(48)

Acquisitions
Payments to acquire businesses		(3,442)	(2)	(27)
Net cash acquired with businesses		266	—	—
Deferred consideration in respect of prior year acquisitions	20	—	(47)	(420)
Net cash outflow from acquisitions		(3,176)	(49)	(447)
Equity dividends paid		(184)	(254)	(326)
Net cash (outflow)/inflow before management of liquid resources and financing		(2,895)	49	(28)
Management of liquid resources
Decrease/(increase) in investments held as current assets		233	58	(8)
Financing
Issue of ordinary share capital		1,000	—	—
Payments of expenses on issue of equity shares		(15)	—	—
Net purchase of shares by Employee Share Ownership Trusts		(8)	(40)	—
Debt due within one year - (decrease)/increase in borrowings		(502)	501	146
Debt due beyond one year - increase/(decrease) in borrowings		2,300	(587)	(165)
Net cash inflow/(outflow) from financing		2,775	(126)	(19)
Increase/(decrease) in cash in the year		113	(19)	(55)

The consolidated cash flow for 2004 is for the period from October 1, 2003 to September 30, 2004.

The consolidated cash flow for 2003 is for the period from September 29, 2002 to September 30, 2003.

The consolidated cash flow for 2002 is for the period from September 30, 2001 to September 28, 2002.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

ACCOUNTING POLICIES

The accounts have been prepared in accordance with Accounting Standards currently applicable in the United Kingdom.  The principal accounting policies have been applied consistently with the exception of the changes arising on the adoption of new Accounting Standards in the year, as set out below.

Basis of accounting

The accounts have been prepared in accordance with the historical cost convention.

Changes in accounting policy and presentation

The balance sheet at September 30, 2003 has been restated following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” as issued by the Accounting Standards Board (ASB).

Shares held by the Employee and Executive Benefit Trusts, previously shown in the balance sheet as fixed asset investments, are now required to be shown as a deduction from shareholders’ funds.  The cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted.  The charge is accrued over the vesting period of the shares.

The impact was to reduce fixed assets investments by £36 million at September 30, 2003, and increase the deficit in the profit and loss account reserve by a corresponding amount.

The consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares from “Capital expenditure and financial investment” to “Financing”.

The consolidated profit and loss accounts for the years ended September 30, 2003 and September 28, 2002 have not been restated as the effect in any one period is not material.  The impact of the change in accounting policy in the year to September 30, 2004 on the group profit after tax is not material.

Basis of consolidation

The consolidated accounts incorporate the audited accounts of Imperial Tobacco Group PLC and all its subsidiary undertakings.  Subsidiary undertakings are all entities over which the group has the power to control the entity’s financial and operating policies.  There are no unconsolidated subsidiary undertakings.

The results of businesses are included from the effective date of acquisition and businesses sold are included up to the date of disposal.

The principal operating subsidiary undertakings are listed on pages F-50 and F-51.

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

Intangible fixed assets – trademarks and licenses

Trademarks and licenses are included at cost and amortized in annual equal installments over a period that does not exceed 20 years.

Tangible fixed assets

Tangible fixed assets are shown at cost less depreciation.  No depreciation is provided on freehold land.  Depreciation of other fixed assets is calculated to write off their cost less residual values over their expected useful lives as follows:

Freehold and leasehold buildings	up to 50 years (straight line)
Plant and equipment	2 to 20 years (straight line/reducing balance)
Fixtures and motor vehicles	2 to 14 years (straight line)

Impairment of fixed assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  Value in use is based on the present value of the future cash flows relating to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (income generating units).

Impairment losses relating to tangible fixed assets are reversed where the recoverable amount increases because of a change in economic conditions or in the expected use of the asset.

Impairment losses in respect of intangible fixed assets are reversed where subsequent external events clearly and demonstrably reverse the effects of the event giving rise to the impairment in a way that was not foreseen in the original impairment calculation or where the intangible asset has a readily ascertainable market value and the market value has increased to an amount higher than the impaired carrying value.

Stocks

Stocks are stated at the lower of cost and net realizable value.  Cost is determined by the first-in, first-out (FIFO) method.  Cost includes all direct expenditure and an allocation of production overheads based on the normal level of activity.

Deferred taxation

Deferred taxation is provided in full on all material timing differences.  Deferred tax assets are recognized where their recovery is considered more likely than not.  Deferred tax assets and liabilities have not been discounted.

Turnover

Turnover represents the amount charged to customers in respect of goods sold, services supplied and license fees, exclusive of applicable sales taxes or equivalents but inclusive of excise duty.

Sales of goods are recognized when risks and rewards of ownership pass to the customer and when collectibility of the related receivables is reasonably assured.

Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered.  License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction, or where forward foreign exchange contracts have been arranged, at the contracted rates.  Monetary assets and liabilities denominated in foreign currencies, where a contracted rate does not apply, are retranslated at the exchange rates ruling at the balance sheet date and any exchange differences are taken to the profit and loss account.

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

Derivative financial instruments

Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks and are not used for trading purposes.  Instruments qualify for hedge accounting where the underlying asset or liability has characteristics that can be directly related to the instrument transacted.

Interest differentials arising under interest rate swaps are taken to the profit and loss account on an accruals basis and included within interest payable or receivable.  Any premiums or discounts received or paid are amortized over the lives of the instruments.

The principal amounts due to be exchanged at maturity under cross currency swaps are revalued at the exchange rates ruling at the balance sheet date and included within borrowings.

Where forward foreign exchange contracts are used to hedge future transactions, gains and losses are not recognized until the transactions occur.

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

Leases

Rental costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

IMPERIAL TOBACCO GROUP PLC

NOTES TO THE ACCOUNTS

1                 Segmental information

The group is engaged in only one class of business; the manufacture, marketing and sale of tobacco products and tobacco related accessories.

The geographical analysis of turnover including duty, duty in turnover, turnover excluding duty, operating profit and capital employed was as follows:

(In £’s million)	2002	2003	2004
Turnover including duty
By destination
U.K.	4,486	4,568	4,776

Germany	1,139	2,765	2,478
Rest of Western Europe	1,190	1,635	1,556
Rest of the World	1,481	2,444	2,195
International	3,810	6,844	6,229
	8,296	11,412	11,005
By origin
U.K.	5,136	5,350	5,434

Germany	1,282	3,002	2,816
Rest of Western Europe	1,399	2,260	1,646
Rest of the World	1,264	2,070	2,088
International	3,945	7,332	6,550
To group companies	(785)	(1,270)	(979)
	8,296	11,412	11,005

(In £’s million)	2002	2003	2004
Duty in turnover
By destination
U.K.	3,722	3,808	3,983

Germany	865	2,120	1,888
Rest of Western Europe	695	983	922
Rest of the World	795	1,301	1,180
International	2,355	4,404	3,990
	6,077	8,212	7,973

(In £’s million)	2002	2003	2004
Turnover excluding duty
By destination
U.K.	764	760	793

Germany	274	645	590
Rest of Western Europe	495	652	634
Rest of the World	686	1,143	1,015
International	1,455	2,440	2,239
	2,219	3,200	3,032

(In £’s million)	2002	2003	2004
Operating profit
By destination
U.K.	390	406	454

Germany	67	228	237
Rest of Western Europe	217	307	329
Rest of the World	115	194	198
International	399	729	764

Trading operations	789	1,135	1,218
Amortization	(83)	(203)	(204)
Exceptional items	(103)	(51)	(129)
	603	881	885

By origin
U.K.	483	545	566

Germany	93	233	260
Rest of Western Europe	121	237	235
Rest of the World	92	120	157
International	306	590	652

Trading operations	789	1,135	1,218
Amortization	(83)	(203)	(204)
Exceptional items	(103)	(51)	(129)
	603	881	885

	Restated (see note 19)
(In £’s million)	2003	2004
Capital employed
By location (based on origin)
U.K.	191	247

Germany	64	(31)
Rest of Western Europe	119	77
Rest of the World	311	298
International	494	344
	685	591

Capital employed is reconciled to the consolidated balance sheet as follows:

(In £’s million)	2003	2004
Net assets	59	136
Intangible fixed assets	(3,807)	(3,547)
Taxation	148	161
Net debt	4,068	3,588
Dividend payable	217	253
	685	591

2                 Costs and overheads less other income

			Restated (see note 4)
	(In £’s million)	2002	2003	2004
	Changes in stocks of finished goods and work in progress (excluding excise duty)	9	6	(8)
	Raw materials and consumables (excluding excise duty)	480	693	637
	Employment costs (note 4)	301	415	389
	Depreciation and amortization	137	286	283
Operating lease charges	- plant and machinery	1	1	2
	- other assets	6	9	10
	Exceptional operating costs (note 3)	103	51	129
	Other operating charges	579	858	705
		1,616	2,319	2,147

(In £’s million)	2002	2003	2004
Other operating charges above include:

Auditors’ fees and expenses (including company: 2002: £81,000; 2003: £81,000, 2004: £81,000)	2.3	2.1	1.9
	2.3	2.1	1.9
Non-audit fees:

In the U.K.	4.3	1.7	1.5
Overseas	0.5	0.6	0.6
	4.8	2.3	2.1
	7.1	4.4	4.0

In accordance with best practice guidelines issued in 2003, the following further disclosures are given:

	(In £’s million)	2002	2003	2004
	Audit fees:
	Statutory audit	2.3	2.1	1.9
	Audit related regulatory work	1.0	0.1	0.1
		3.3	2.2	2.0
	Non-audit fees paid:
	Audit related services	1.0	0.3	0.6

Tax services	- compliance	0.1	0.2	0.2
	- consultancy	2.7	1.7	1.2
		2.8	1.9	1.4
		7.1	4.4	4.0

3                 Exceptional items

Exceptional operating costs of £129 million relate to the further restructuring of the business following the Reemtsma acquisition in 2002.  These initiatives included the closure of certain factories in Central Europe, announced in January 2004, and salesforce reorganizations in Germany and Central Europe.  In addition, exceptional costs include the agreed renegotiation of the Formula One contract due to legislative constraints.

Analysis of costs (in £’s million):
Employment related (mainly termination)	51
Fixed asset write offs and impairment	27
Other operating charges	51
129

The profit on disposal of fixed assets relates to the sale of land and buildings no longer required by the business.

The tax relief on exceptional items is disclosed in note 6.

In 2003 the exceptional operating costs of £51 million comprised £42 million in respect of the reorganization of the group, announced in September 2002, to integrate Reemtsma with the group’s existing businesses, £5 million in respect of the closure of the Meppel factory in The Netherlands and a further £4 million to finalize the streamlining of the group’s operations announced in October 2001.  These costs related primarily to termination of employment.

In 2002 the exceptional operating costs of £103 million comprised £9 million in respect of the streamlining announced in October 2001 and £94 million in respect of the reorganization of the group, following the Reemtsma acquisition.  These costs related primarily to termination of employment.

The 2002 exceptional finance charge is explained in note 5.

4                 Directors and employees

	Restated
(In £’s million)	2002	2003	2004
Employment costs
Wages and salaries	259	334	310
Social security costs	29	47	47
Pension costs	13	34	32
	301	415	389

For further information of Directors, Directors’ remuneration and Directors’ share options, refer to Item 6: Directors, Senior Management and Employees.

The figures for employment costs for 2003 have been restated to reflect the reclassification of £72 million as other operating costs.

Average number of persons employed by the group during the year

(Number)	2002	2003	2004
U.K.	2,791	2,821	2,674

Germany	1,514	3,096	2,806
Rest of Western Europe	1,650	1,739	1,433
Rest of the World	5,485	9,148	8,720
International	8,649	13,983	12,959
	11,440	16,804	15,633

The average number of employees in 2003 and 2004 include the full year impact of the 2002 acquisition of Reemtsma.

5                 Interest and other finance charges

(In £’s million)	2002	2003	2004
Interest payable
On bank loans and overdrafts	50	46	37
On other loans	118	212	191
	168	258	228
Interest receivable	(21)	(21)	(24)
Net interest	147	237	204
Exceptional finance charges	33	—	—
	180	237	204

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

6                 Taxation

Analysis of charge in the year

(In £’s million)	2002	2003	2004
Current tax
U.K. Corporation tax at 30.0% (2002: 30.0%; 2003: 30.0%)	98	82	97
Adjustments to current tax in respect of prior years	(1)	12	6
	97	94	103
Overseas
Current	70	142	136
Total current tax	167	236	239
Deferred tax
Origination and reversal of timing differences	(27)	(4)	(1)
Total tax charge	140	232	238

The tax charge includes tax relief on exceptional items of £33 million (2002: £37 million; 2003: £11 million).

Factors affecting the current tax charge for the year

Pre amortization, the tax assessed for the year at 26.9% is lower than the standard higher rate of corporation tax in the U.K. (30.0%).  Post amortization, the effective rate exceeded 30.0%.  A reconciliation between the current tax charge at the standard U.K. rate and the actual current tax charge is shown below:

(In £’s million)	2002	2003	2004
Profit on ordinary activities before taxation	423	656	688
Profit on ordinary activities multiplied by standard rate of corporation tax in the U.K. of 30.0% (2002: 30.0%; 2003: 30.0%)	127	197	206
Effects of:
Expenses not deductible for tax purposes	1	8	7
Non-deductible goodwill	25	61	59
Lower tax rates on overseas earnings	(12)	(33)	(34)
Current deferred tax	27	4	1
Other	(1)	(1)	—
Total current tax	167	236	239

Factors that may affect future charges

No provision has been made for deferred tax on gains rolled over into replacement assets. Such tax would become payable only if the assets were sold without it being possible to claim rollover relief. The total amount unprovided is £6 million and it is not envisaged that any tax will become payable in the foreseeable future.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, associates or joint ventures, as no dividends have been declared. The group currently has no plans to remit dividends which would result in a material tax effect.

7                 Dividends on ordinary shares

(In £’s million)	2002	2003	2004
Interim 15.0p (2002: 10.0p; 2003: 12.0p)	62	87	109
Proposed final 35.0p (2002: 23.0p; 2003: 30.0p)	167	217	253
	229	304	362

8                 Earnings per share

(In pence)	2002	2003	2004
Earnings per share
Basic	41.0	58.1	61.4
Adjustment for amortization and exceptional items	27.4	31.9	40.2
Adjusted	68.4	90.0	101.6
Diluted	40.8	57.9	61.2

(In £’s million)
Earnings
Basic	272	421	445
Adjustment for amortization and exceptional items	182	231	291
Adjusted	454	652	736

Adjusted earnings per share are calculated before tax-effected exceptional items of £89 million (2002: £99 million; 2003: £28 million) (notes 3, 5 and 6), tax-effected amortization of intangibles of £6 million (2002, 2003: nil), and goodwill amortization of £196 million (2002: £83 million; 2003: £203 million), since the Directors consider that this provides a better comparison of underlying business performance.

There would be no significant dilution of earnings if the outstanding share options referred to in note 18 were exercised.

(Number)	2002	2003	2004
Weighted average number of shares outstanding during the year
Basic	663,380,317	724,328,162	724,263,415
Effect of share options	3,677,285	3,225,153	3,328,630
Diluted	667,057,602	727,553,315	727,592,045

9                 Intangible fixed assets

(In £’s million)	Trademarks, licenses	Goodwill	Total
Cost
As at October 1, 2003	143	3,996	4,139
Exchange movements	(3)	(81)	(84)
Acquisitions (note 20)	—	23	23
As at September 30, 2004	140	3,938	4,078

Accumulated amortization
As at October 1, 2003	38	294	332
Exchange movements	(1)	(4)	(5)
Charge for the year	8	196	204
As at September 30, 2004	45	486	531

Net book value

As at September 30, 2004	95	3,452	3,547
As at September 30, 2003	105	3,702	3,807

10          Tangible fixed assets

(In £’s million)	Land and buildings	Plant and machinery	Fixtures and motor vehicles	Total
Cost
As at October 1, 2003	261	697	127	1,085
Exchange movements	(11)	(17)	(4)	(32)
Acquisitions (note 20)	1	3	—	4
Additions	17	58	28	103
Disposals	(79)	(18)	(2)	(99)
As at September 30, 2004	189	723	149	1,061

Accumulated depreciation
As at October 1, 2003	36	282	53	371
Exchange movements	(3)	(9)	(3)	(15)
Charge for the year(1)	15	68	23	106
Disposals	(41)	(9)	(2)	(52)
As at September 30, 2004	7	332	71	410

Net book value

As at September 30, 2004	182	391	78	651
As at September 30, 2003	225	415	74	714

(1) Included within land and buildings and plant and machinery are £11 million and £16 million respectively of impairment charges relating to the write-down of tangible fixed assets to their recoverable amount. These amounts are included in the exceptional operating costs of £129 million (see note 3).

Land and buildings at net book value:

(In £’s million)	2003	2004
Freehold	202	169
Long leasehold	19	12
Short leasehold	4	1

	225	182

11          Investments

	Restated (see note 19)
(In £’s million)	2003	2004
Fixed asset investments
As at October 1, 2003	4	7
Additions	3	—

As at September 30, 2004	7	7

Fixed asset investments represent investments in associates.

(In £’s million)	2003	2004
Current asset investments
Short-term deposits	32	18
Other liquid assets	36	59

	68	77

12          Stocks

(In £’s million)	2003	2004
Raw materials	431	357
Work in progress	19	14
Finished stock	453	391
Other stock	106	102

	1,009	864

Other stock comprises mainly duty-paid tax stamps.

It is generally recognized industry practice to classify leaf tobacco stocks as a current asset although part of such stock, because of the duration of the processing cycle, ordinarily would not be consumed within one year. Leaf tobacco held within raw material stocks at the balance sheet date will ordinarily be utilized within two years.

13          Debtors

(In £’s million)	2003	2004
Amounts falling due within one year
Trade debtors	858	898
Corporate taxes	33	46
Deferred tax	10	11
Other debtors and prepayments	100	64

	1,001	1,019
Amounts falling due after more than one year
Other debtors and prepayments	1	2

	1,002	1,021

14          Creditors

(In £’s million)	2003	2004
Amounts falling due within one year
Borrowings (note 15)	605	719
Trade creditors	154	125
Corporate taxes	141	167
Other taxes, duties and social security contributions	1,063	1,055
Deferred consideration	425	—
Other creditors	86	88
Accruals and deferred income	184	149
Proposed dividend	217	253
	2,875	2,556

(In £’s million)	2003	2004
Amount falling due after more than one year
Borrowings (note 15)	3,427	3,208
Deferred consideration	57	58
Accruals and deferred income	1	1
	3,485	3,267

15          Borrowings and financial instruments

The group operates a centralized treasury function that is responsible for the management of the financial risks of the group, together with its financing and liquidity requirements.  It does not operate as a profit center, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the board.  On a frequent basis, the Group Treasurer discusses matters with a treasury sub-committee, consisting of senior executives, including the Finance Director and the Director of Finance and Planning.  The Group Treasurer reports on a regular basis to the board, including provision of monthly treasury summaries and an annual review of strategy.

The following table analyzes the group’s financial liabilities at the balance sheet date:

(In £’s million)	2003	2004
Amounts falling due within one year
Bank loans and overdrafts	106	97
Other loans	499	622

	605	719
Amounts falling due after more than one year
Bank loans – between one and two years	2	110
Other loans – between one and two years	635	686
Bank loans – between two and five years	287	436
Other loans – between two and five years	1,748	1,397
Other loans – after five years	755	579

	3,427	3,208

Total borrowings	4,032	3,927

The group has loans amounting to £8 million (2003: £8 million) which are secured by charges, mortgages or liens on certain fixed assets.

The loans maturing after five years are the £200 million sterling bond (which matures in December 2018), and the £350 million sterling bond (which matures in June 2012).

(i)            Interest rate risk profile of financial liabilities

The group is exposed to fluctuations in interest rates on its borrowings and surplus cash.  In order to manage interest rate risk, the group maintains both fixed and floating rate debt and uses derivatives, including interest rate and cross currency swaps, to vary the mix.

The following table analyzes the currency and interest composition of the group’s financial liabilities at the balance sheet date.

			Fixed rate financial liabilities
		Floating rate financial	Fixed rate financial	Weighted average interest rate	Weighted average period for which rate is fixed
	Total	liabilities	liabilities	%	Years
Currency	2004	2004	2004	2004	2004
(In £’s million)
Sterling	728	353	375	5.7	6.5
Euro	3,056	1,131	1,925	4.6	2.2
Australian dollar	114	58	56	5.0	0.9
U.S. dollar	25	25	—	n/a	n/a
Other	4	—	4	8.8	2.1

	3,927	1,567	2,360	4.8	2.9

			Fixed rate financial liabilities
		Floating rate financial	Fixed rate financial	Weighted average interest rate	Weighted average period for which rate is fixed
	Total	liabilities	liabilities	%	Years
Currency	2003	2003	2003	2003	2003
(In £’s million)
Sterling	772	322	450	6.0	6.5
Euro	3,111	541	2,570	4.5	2.6
Australian dollar	114	56	58	5.0	1.9
U.S. dollar	11	11	—	n/a	n/a
Other	24	8	16	10.2	2.1

	4,032	938	3,094	4.8	3.2

The floating rate financial liabilities comprise of bank borrowings and capital market issuance (post derivatives).  The majority of bank borrowings bear interest at rates fixed in advanced for periods of one month by reference to LIBOR (in the case of sterling and Australian dollar borrowings) and EURIBOR (in the case of euro borrowings).  The capital market issuance in place at the year end bears interest (post interest and currency swaps) at rates fixed in advance for six months by reference to LIBOR (in the case of the U.S. dollar bond) and for three months by reference to EURIBOR (in the case of the sterling and euro bonds).

The figures shown in the tables above take into account various interest rate and currency swaps.  Hence the U.S. dollar denominated bond issued in 1999 is shown within the sterling balance, and the sterling bonds issued in 2002 and 2003 are shown in the euro balance.  The fixed rate financial liabilities do not take into account forward start swaps, which may become effective after the balance sheet date.

(ii)        Currency risk disclosure

The group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of transactions in foreign currencies.  On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the translation risk.  For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cash flows.  At the year end, £33.0 million notional of forward foreign exchange deals were outstanding (2003: £47.7 million).

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

Functional currency of group operation	Net foreign currency monetary assets/(liabilities)
	Sterling 2004	Euro 2004	U.S. dollars 2004	Australian dollars 2004	Other 2004	Total 2004

(In £’s million)
Sterling	—	876	(15)	(99)	10	772
Euro	22	—	20	8	—	50
Other	3	(38)	(52)	—	22	(65)

	25	838	(47)	(91)	32	757

Functional currency of group operation	Net foreign currency monetary assets/(liabilities)
	Sterling 2003	Euro 2003	U.S. dollars 2003	Australian dollars 2003	Other 2003	Total 2003

(In £’s million)
Sterling	—	918	5	(118)	17	822
Euro	640	—	19	12	2	673
Other	(1)	(32)	(33)	—	26	(40)

	639	886	(9)	(106)	45	1,455

The figures shown in the previous tables take into account the effect of the currency swaps held as shown in the analysis on pages F-28 and F-29.

(iii)    Borrowing facilities

The group has various borrowing facilities available to it.  The undrawn committed facilities which are all available at a floating rate, as at September 30, 2004 in respect of which all conditions precedent have been met at that date were as follows:

(In £’s million)	2003	2004
Expiring within one year	84	90
Expiring between one and two years	420	507
Expiring between two and five years	549	184

	1,053	781

In addition to the above committed facilities there are other uncommitted facilities available to the group.

(iv)       Fair values of derivative financial instruments

A comparison by category of the fair values and book values of the group’s financial liabilities is set out below:

(In £’s million)	Positive fair values 2004	Negative fair values 2004	Fair value 2004	Book value 2004
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	97	(98)	(1)	—
Currency swaps	3	(39)	(36)	—

(In £’s million)	Positive fair values 2003	Negative fair values 2003	Fair value 2003	Book value 2003
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	154	(151)	3	—
Currency swaps	42	(32)	10	—

The figures shown in the tables above for derivative financial instruments have been derived from third party valuations as at the balance sheet date.

(v)           Detailed analysis of financial assets and financial liabilities

The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 30, 2004:

(In £’s million		Maturity date and weighted average interest rate
unless otherwise indicated)		2005	(%)	2006	(%)	2007	(%)	2008	(%)	2009	(%)	There- after	(%)	Total	Fair value
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	52	3.7											52	52
	Euro	182	1.9											182	182
	Other	105	5.6											105	105

Total cash deposits		339												339	339

Weighted average receivable interest rate (%)			3.3											3.3

Short- term debt	Sterling	(39)	5.3											(39)	(39)
	Euro	(669)	3.3											(669)	(681)
	U.S. dollars	(11)	2.2											(11)	(11)

Total short-term debt		(719)												(719)	(731)

Long- term debt	Sterling							(318)	5.4	(371)	6.2			(689)	(728)
	Euro			(781)	3.3	(1,028)	3.6					(579)	3.6	(2,388)	(2,534)
	Australian dollars							(114)	5.9					(114)	(114)
	Other			(15)	2.7	(1)	8.6	(1)	9.3					(17)	(17)
Total long-term debt				(796)		(1,029)		(433)		(371)		(579)		(3,208)	(3,393)

Weighted average payable interest rate (%)			3.4		3.3		3.6		5.5		6.2		3.6	4.0

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

The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 30, 2003:

(In £’s million		Maturity date and weighted average interest rate
unless otherwise indicated)		2004	(%)	2005	(%)	2006	(%)	2007	(%)	2008	(%)	There- after	(%)	Total	Fair Value
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	102	3.6											102	102
	Euro	169	1.8											169	169
	Other	118	4.6											118	118

Total cash deposits		389												389	389

Weighted average receivable interest rate (%)			3.1											3.1

Short- term debt	Sterling	(157)	4.1											(157)	(159)
	Euro	(420)	2.9											(420)	(424)
	U.S. dollars	(11)	1.5											(11)	(11)
	Other	(17)	7.6											(17)	(17)

Total short-term debt		(605)												(605)	(611)

Long- term debt	Sterling									(246)	4.3	(369)	5.0	(615)	(664)
	Euro			(635)	3.2	(588)	3.1	(1,047)	3.4	(35)	2.8	(386)	3.4	(2,691)	(2,825)
	Australian dollars					(114)	5.0							(114)	(114)
	Other			(2)	8.7	(2)	8.6	(1)	8.6	(2)	9.3			(7)	(7)

Total long-term debt				(637)		(704)		(1,048)		(283)		(755)		(3,427)	(3,610)

Weighted average payable interest rate (%)			3.3		3.2		3.4		3.4		4.1		4.2	3.6

The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

(vi)       Hedges

An analysis of the unrecognized gains and losses on hedges at the year end is set out below:

(In £’s million)	Gains 2003	Losses 2003	Gains 2004	Losses 2004
Unrecognized gains and losses on hedges at beginning of year	211	(116)	196	(183)
Gains and losses arising in previous years recognized in the year	(6)	4	(16)	12
Gains and losses arising before the start of the year not recognized in the year	205	(112)	180	(171)
Gains and losses arising in the year not recognized in the year	(9)	(71)	(80)	34
Unrecognized gains and losses on hedges at end of year	196	(183)	100	(137)
Of which:
Gains and losses expected to be recognized within one year	16	(12)	9	(10)
Gains and losses expected to be recognized after one year	180	(171)	91	(127)

(vii) Derivative financial instruments

The following table sets out the derivative financial instruments held by the group at September 30, 2004.  The table presents the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the related weighted average interest rate where relevant.  Some of the interest rate swaps have embedded options and assumptions have been made based on third party valuations at the balance sheet date to determine whether such options are likely to be exercised in order to determine the probable maturity date.

	Accounting year ending in									There-			Fair
(In £’s million unless otherwise indicated)	2005		2006	2007		2008		2009		after		Total	value
Sterling interest rate derivatives
Interest rate swaps — pay fixed, receive variable:
Notional amount				70	(1)	160	(2)			170	(3)	400	(19)
Weighted average interest rate to pay (%)				6.0		5.8				5.4		5.7
Euro interest rate derivatives
Interest rate swaps — pay fixed, receive variable:
Notional amount	580		48	1,009		62		189		278	(4)	2,166	(79)
Weighted average interest rate to pay (%)	4.5		2.6	4.8		3.1		5.1		4.7		4.6
Interest rate swaps — pay variable, receive fixed:
Notional amount	515		686	1,030								2,231	97
Weighted average interest rate to receive (%)	5.6		6.1	6.1								6.0
Weighted average margin over EURIBOR to pay (%)	1.1		1.0	1.2								1.1
Caps purchased:
Notional amount			137									137	—
Weighted average strike price (%)			5.5									5.5

Australian dollar interest rate derivatives
Interest rate swaps - pay fixed, receive variable:
Notional amount	28		28									56	—
Weighted average interest rate to pay (%)	5.3		4.7									5.0

Currency swaps
Notional amount								370	(5)			370	(9)
U.S. dollar interest rate to receive (%)								7.1				7.1
Sterling interest margin over LIBOR to pay (%)								1.3				1.3
Notional amount	100	(5)								550	(5)	650	(27)
Sterling interest rate to receive (%)	6.0									6.5		6.4
Interest margin over EURIBOR to pay (%)	1.0									1.2		1.2

The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

(1)The following trade is included within this balance:

£20 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in March 2007.

(2)The following trade is included within this balance:

£40 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in July 2008.

(3)The following trades are included within this balance:

£25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparties option.

£50 million swaps maturing in October 2006 at 5.5% with the counterparties option to extend for a further five years.

£35 million swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  These trades are expected to be cancelled between January 2010 and April 2010.

£25 million swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade and to double the notional amount to £50 million in April 2006.  This trade is not expected to be cancelled.

(4)The following trades are included within this balance:

€100 million forward start five-year swaps starting March 2007.

€250 million forward start ten-year swaps starting March 2007.

(5)Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

The following table sets out the derivative financial instruments held by the group at September 30, 2003.

	Accounting year ending in								There-			Fair
(In £’s million unless otherwise indicated)	2004		2005		2006		2007	2008	after		Total	value
Sterling interest rate derivatives
Interest rate swaps — pay fixed, receive variable:
Notional amount	75						50	120	230	(1)	475	(36)
Weighted average interest rate to pay (%)	7.6						6.6	6.4	5.1		6.0
Interest rate swaps — pay variable, receive fixed:
Notional amount	80										80	2
Weighted average interest rate to receive (%)	7.4										7.4
Weighted average margin over LIBOR to pay (%)	0.8										0.8
Euro interest rate derivatives
Interest rate swaps — pay fixed, receive variable:
Notional amount	580	(2)	592		74	(3)	1,030	63	231		2,570	(115)
Weighted average interest rate to pay (%)	4.2		4.5		2.4		4.8	3.1	4.9		4.5
Interest rate swaps — pay variable, receive variable:
Notional amount	35	(4)									35	—
Interest rate swaps — pay variable, receive fixed:
Notional amount	280		526		701		1,051				2,558	152
Weighted average interest rate to receive (%)	5.6		5.6		6.1		6.1				5.9
Weighted average margin over EURIBOR to pay (%)	0.7		1.1		1.0		1.2				1.1
Caps purchased:
Notional amount	140				140						280	—
Weighted average strike price (%)	5.5				5.5						5.5

Australian dollar interest rate derivatives
Interest rate swaps - pay fixed, receive variable:
Notional amount			29		29						58	—
Weighted average interest rate to pay (%)			5.3		4.7						5.0

Currency swaps
Notional amount									370	(5)	370	40
U.S. dollar interest rate to receive (%)									7.1		7.1
Sterling interest margin over LIBOR to pay (%)									1.3		1.3
Notional amount	60	(5)	100	(5)					350	(5)	510	(28)
Sterling interest rate to receive (%)	7.4		6.0						6.7		6.7
Interest margin over EURIBOR to pay (%)	0.9		1.0						1.3		1.2
Notional amount	114	(5),(6)									114	(2)

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

(2)          Included within this balance is a €35 million swap maturing in April 2006 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in June 2004.

(3)          Included within this balance is a €35 million swap maturing in April 2006 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in December 2005.

(3)          Margins (over EURIBOR in the case of interest receivable, and over average EURIBOR in the case of interest payable) are less than 0.04%.

(4)          Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

(5)          Margins (over EURIBOR in the case of interest receivable, and over AUD bank bills in the case of interest payable) are less than 0.06%.

16          Provisions for liabilities and charges

(In £’s million)	Reorganization and rationalization	Unfunded pension obligations	Deferred taxation	Other	Total
As at October 1, 2003	56	346	50	57	509
Exchange movements	(1)	(7)	1	(1)	(8)
Provided in the year	69	7	—	1	77
Utilized in the year	(72)	(6)	—	(30)	(108)

As at September 30, 2004	52	340	51	27	470

The reorganization and rationalization provision relates to the factory closures announced in January 2004, an ongoing capacity and infrastructure review, and a number of salesforce restructurings.  The additional amounts provided in the year relate primarily to termination of employment.

Unfunded pension obligations relate to pension schemes in Germany.  The group’s main pension schemes are held in separately administered funds and are described in note 23.

The amounts provided for deferred taxation and the amounts unprovided were as follows:

	Provided		Unprovided
(In £’s million)	2003	2004	2003	2004
Excess of capital allowances	78	72	—	—
Chargeable gains on property	3	1	6	6
Short-term timing differences	(31)	(22)	—	—

Deferred tax provision	50	51	6	6

Deferred tax asset (note 13)	10	11	4	11

Deferred tax assets of £11 million as at September 30, 2004 (2003: £4 million) have not been recognized due to the degree of uncertainty of the utilization of the underlying tax losses in certain tax jurisdictions.

17          Called up share capital

(In £’s million)	2003	2004
Authorized
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

18          Share options

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

		Option		Number of shares		Outstanding at
Date of grant Sharesave options	Date exercisable/ performance period	grant price £	Granted	Exercised	Lapsed or Cancelled	September 30, 2004
U.K.:
June 12, 1998	7/1/2001-12/31/2003	3.02	796,221	(665,329)	(130,892)	—
June 9, 1999	8/1/2002-1/31/2005	4.59	599,862	(320,619)	(278,508)	735
June 5, 2000	8/1/2003-1/31/2006	3.61	1,203,945	(773,738)	(89,352)	340,855
June 7, 2001	8/1/2004-1/31/2007	4.83	758,286	(414,650)	(97,969)	245,667
May 31, 2002	8/1/2005-1/31/2008	8.24	820,132	(25,888)	(117,929)	676,315
June 4, 2003	8/1/2006-1/31/2009	8.22	638,919	(6,406)	(51,166)	581,347
May 26, 2004	8/1/2007-1/31/2010	10.08	423,863	—	(4,338)	419,525
International:
France
June 16, 2000	8/1/2003-1/31/2004	4.03	9,214	(7,388)	(1,826)	—
June 18, 2001	8/1/2004-1/31/2005	5.22	3,676	(3,356)	(320)	—
June 18, 2002	8/1/2005-1/31/2006	8.76	2,989	—	(524)	2,465
June 17, 2003	8/1/2006-1/31/2007	8.57	25,906	—	(917)	24,989
June 4, 2004	8/1/2007-1/31/2008	10.08	8,433	—	—	8,433
Ireland
June 5, 2000	8/1/2003-1/31/2004	3.61	158,733	(136,388)	(22,345)	—
June 7, 2001	8/1/2004-1/31/2005	4.83	9,564	(7,591)	(322)	1,651
June 4, 2003	8/1/2006-1/31/2007	8.22	68,955	—	(2,687)	66,268
May 26, 2004	8/1/2007-1/31/2008	10.08	10,115	—	(391)	9,724
Other
January 20, 2000	3/1/2003-8/31/2003	4.44	57,067	(33,910)	(23,157)	—
June 16, 2000	8/1/2003-1/31/2004	3.61	132,042	(89,604)	(42,438)	—
June 18, 2001	8/1/2004-1/31/2005	4.83	51,148	(32,428)	(17,745)	975
June 18, 2002	8/1/2005-1/31/2006	8.24	62,908	(1,052)	(15,034)	46,822
June 17, 2003	8/1/2006-1/31/2007	8.22	544,718	(5,796)	(56,647)	482,275
June 4, 2004	8/1/2007-1/31/2008	10.08	143,931	—	—	143,931
(in U.S. dollars)
United States (1)
June 16, 2000	8/1/2003-1/31/2004	5.47	6,076	(4,804)	(1,272)	—
June 18, 2001	8/1/2004-1/31/2005	6.96	1,266	(830)	(436)	—
June 18, 2002	8/1/2005-1/31/2006	12.34	1,866	—	(306)	1,560
June 17, 2003	8/1/2006-1/31/2007	12.14	7,028	—	—	7,028
June 4, 2004	8/1/2007-1/31/2008	17.92	2,580	—	—	2,580
			6,549,443	(2,529,777)	(956,521)	3,063,145

(1) Granted as American Depositary Shares each representing two ordinary shares.

Conditional awards Share Matching Scheme
January 29, 2001		673,244	(601,129)	(72,115)	—
January 29, 2002		650,767	(54,707)	(75,107)	520,953
August 12, 2002 – Centenary Scheme		231,941	(7,116)	(25,608)	199,217
January 29, 2003		762,883	(20,593)	(61,023)	681,267
January 29, 2004		999,733	(1,517)	(17,377)	980,839

		3,318,568	(685,062)	(251,230)	2,382,276
Long-Term Incentive Plan
November 27, 2000	Nov 2000-Nov 2003	394,625	(346,750)	(47,875)	—
November 26, 2001	Nov 2001-Nov 2004	384,376	(23,398)	(51,015)	309,963
November 26, 2002	Nov 2002-Nov 2005	474,547	(14,265)	(53,191)	407,091
November 17, 2003	Nov 2003-Nov 2006	481,180	(947)	(9,011)	471,222

		1,734,728	(385,360)	(161,092)	1,188,276

Total options/awards		11,602,739	(3,600,199)	(1,368,843)	6,633,697

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

Long-Term Incentive Plan

In respect of the November 2000 – November 2003 award, based on the earnings per share, 100% of the award vested in full on November 27, 2003.

In respect of the November 2001 – November 2004 award, based on the earnings per share to the end of the financial year, 100% of the award vested on November 26, 2004.

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

For Executive Directors and selected management, individuals may elect to invest any proportion up to a maximum of 100% of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts.  Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the group, the participant would receive the original shares plus additional shares.  The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the group.

Employee Share Ownership Trusts (ESOTs)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards.  At September 30, 2004, the Trusts held 4.1 million (2003: 5.5 million) ordinary shares, with a nominal value of £407,333, all acquired in the open market at a cost of £37.2 million (2003: £49.1 million).  These were financed by a gift of £1.7 million and an interest free loan of £35.5 million.  None of the ESOT shares have been allocated to employees or Directors as at September 30, 2004.  All finance costs and administration expenses connected with the ESOTs are charged to the profit and loss account as they accrue. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

19          Reserves

(In £’s million)	Share premium account	Profit and loss account
As at September 28, 2002 as previously stated	964	(1,129)
Prior year adjustments (see below)	—	(19)
As at September 28, 2002 as restated	964	(1,148)
Profit for the year	—	117
Prior year adjustments (see below)	—	(17)
Goodwill exchange movements	—	(83)
Other net exchange movements	—	101
Taxation credit on borrowings hedging overseas equity investments	—	33

As at September 30, 2003 as restated	964	(997)
Profit for the year	—	83
Credit in respect of employee share schemes	—	9
Goodwill exchange movements	—	17
Other net exchange movements	—	(31)

As at September 30, 2004	964	(919)

The cumulative amount of goodwill written off against the group’s reserves, net of goodwill relating to undertakings disposed of, is £2,420 million (2003: £2,437 million).

Included in other net exchange movements are exchange losses of £83 million (2003: losses £338 million) arising on borrowings denominated in foreign currencies designated as hedges of foreign net investments.

Own shares

Included in the profit and loss account reserve are investments in Imperial Tobacco Group PLC own shares held by the Imperial Tobacco Group PLC Employee Benefit Trusts (note 18).  The book value and market value of the shares at September 30, 2004 was £32 million (2003: £36 million) and £49 million (2003: £54 million).

Prior year adjustments for UITF 17 and UITF 38

The balance sheet at September 30, 2003 has been restated following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” as issued by the Accounting Standards Board (ASB).

The group policy for accounting and presentation of share schemes was changed during the year ended September 30, 2004 to comply with UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” (see accounting policies).

The impact was to reduce fixed asset investments by £36 million at September 30, 2003, and increase the deficit in the profit and loss account reserve by a corresponding amount.

The consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares from “Capital expenditure and financial investment” to “Financing”.

The consolidated profit and loss accounts for the years ended September 30, 2002 and September 28, 2003 have not been restated as the effect in any one period is not material.  The impact of the change in accounting policy in the year to September 30, 2004 on group profit after tax is not material.

20          Acquisitions

During the year the group acquired interests in a number of small businesses, including the business and assets of CTC Tube Company of Canada, together with the purchase of minority interests in some existing subsidiary companies.

The fair and book value of the net assets acquired was £6 million, giving rise to goodwill of £23 million.

2002 acquisition – Reemtsma.  On May 15, 2002 the group acquired a 90.01% interest in Reemtsma Cigarettenfabriken GmbH and entered into an option agreement enabling it to acquire the outstanding 9.99%.  The group also entered into a profit pooling agreement whereby the holders of the outstanding 9.99% surrendered their interests in the equity and results of Reemtsma in exchange for a fixed return.  As a result the group consolidated 100% of the results and net assets of Reemtsma from the date of the acquisition and reflected a liability for the deferred consideration to the holders of the 9.99%.  This deferred consideration was settled in the year ended September 30, 2004.

The acquisition method of accounting has been adopted.

The book values of the Reemtsma group assets and liabilities acquired, with provisional fair values as at September 30, 2002, are set out below:

(In £’s million)	Book value	Accounting policy alignment	Fair value adjustment	Fair value
Intangible fixed assets	4	(4)	—	—
Tangible fixed assets	266	219	26	511
Investments	191	8	—	199
Stocks	419	54	—	473
Debtors	244	(5)	—	239
Cash	266	—	—	266
Creditors	(646)	23	—	(623)
Borrowings	(20)	—	—	(20)
Provisions	(253)	(64)	(46)	(363)
Deferred Taxation	(3)	(85)	18	(70)
Minority interests	(4)	—	—	(4)
	464	146	(2)	608
Goodwill				3,209
Acquisition price including costs				3,817

Satisfied by:
Cash				3,407
Acquisition costs				32
Cash consideration in 2002				3,439
Deferred consideration				378
				3,817

The accounting policy alignments represent the restatement of assets and liabilities in accordance with the group’s accounting policies.  The principal adjustments are:

i)                 Valuation of stocks on a first in, first out (FIFO) basis;

ii)              Applying the group’s depreciation policies; and

iii)           Alignment of accounting policy for pensions.

The fair value adjustments are:

i)        revaluation of tangible fixed assets based on market values at the date of acquisition; and

ii)    provision made against the future contractual commitments with regard to a long-term marketing contract.

During the year ended September 30, 2003, the provisional fair values were finalized resulting in a decrease in the net assets acquired of £34 million and a corresponding increase in purchased goodwill.  The principal adjustments have been £57 million reduction in plant and machinery following completion of a comprehensive review of the assets acquired, together with a £19 million decrease in associated deferred taxation liability.

21          Commitments

Capital Commitments	2003	2004
(In £’s million)
Contracted but not provided for	7	12

Operating lease annual commitments	Land and buildings 2003	Other 2003	Land and buildings 2004	Other 2004
(In £’s million)
Leases expiring
Within one year	1	1	1	2
Between one and five years	1	2	4	2
After five years	4	1	3	—

22          Legal proceedings

The group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects.  In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the group.  Consequently, the group has not provided for any amounts in the consolidated financial statements in each of the years in the three-year period ended September 30, 2004.  Outstanding legal cases are reviewed following developments in the legal proceedings and at least every six months, in order to assess the need for provisions in our financial statements.  Among the factors considered in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the balance sheet date but before the financial statements are approved), the opinions or views of legal counsel and other advisers, the group’s experience in similar cases, and any decision as to how the group intends to respond to the litigation, claim or assessment.

23          Pensions

The group operates pension schemes in the U.K. and overseas, principally those operated by Imperial Tobacco Limited, John Player & Sons Limited, Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and Badische Tabakmanufaktur Roth-Händle GmbH (BTM).  The main schemes are of the defined benefit type and the assets are held in trustee administered funds, apart from the German schemes, which are unfunded.

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

There was no pension cost to disclose in respect of the Scheme for the year ended September 30, 2004.  The pension cost has been assessed in accordance with the advice of Watson Wyatt LLP, actuaries and consultants, using the projected unit method.  There were no outstanding or prepaid contributions at the balance sheet date.

Since the date of the last formal valuation of the Scheme, stock markets have fallen significantly and the market value of the assets of the Scheme has been affected by these developments.  The liabilities of the Scheme are valued using a discount rate that reflects the market levels at the date of the valuation.  Hence, the fall in the market value of the Scheme’s assets does not, in itself, change the estimate of the cost of providing the pension benefits promised based on the methodology adopted for calculating the cost.  The cost will be reassessed next year following the publication of the results of the formal valuation as at March 31, 2004.

Actuarial valuations of the pension liabilities of the Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and BTM pension schemes were undertaken at September 30, 2003 and September 30, 2004.  These quantified unfunded past service liabilities of £337 million at September 30, 2003 and £324 million at September 30, 2004, which have been recognized in the accounts, together with the other German unfunded schemes.  The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rates of increase in pay and pensions.  These were 2.9% for the increase in pay and 1.6% for the increase in pensions.

The pension cost relating to other overseas schemes is calculated in accordance with local accounting principles.  The pension cost for foreign schemes in the year was £32 million (2003: £34 million).

FRS 17 disclosures for the year to September 30, 2004

The group has continued to account for pensions in accordance with SSAP 24.  Full implementation of FRS 17 “Retirement benefits”, which was to be mandatory for the group for the year ended September 2003, has been deferred by the Accounting Standards Board until accounting periods commencing on or after January 1, 2005.  However, the following transitional disclosures are still required.

The results of the most recent available actuarial valuations for the principal group schemes have been updated to September 30, 2004 by Watson Wyatt LLP, actuaries and consultants.

The main financial assumptions used in the valuation of the Scheme’s liabilities under FRS 17 are:

	At September 28, 2002	At September 30, 2003	At September 30, 2004
	% p.a.	% p.a.	% p.a.
Inflation	2.3	2.6	2.9
Rate of increase in salaries	3.0 to 4.1	2.8 to 4.4	2.9 to 4.7
Rate of increase of pensions in payment	2.0 to 2.4	1.5 to 2.6	1.6 to 2.9
Discount rate	4.5 to 5.8	4.2 to 5.5	4.5 to 5.6

The scheme assets and the expected rate of return were:

	Expected rate of return	At September 28, 2002 Fair value	Expected rate of return	At September 30, 2003 Fair value	Expected rate of return	At September 30, 2004 Fair value
	% p.a.	(In £’s million)	% p.a.	(In £’s million)	% p.a.	(In £’s million)
Equities	6.3 to 8.8	1,199	6.9 to 8.3	1,365	6.3 to 8.2	1,425
Bonds	4.0 to 6.5	623	2.9 to 5.6	614	3.3 to 5.0	654
Others	5.0 to 7.0	299	3.8 to 7.1	308	3.9 to 7.4	348

		2,121		2,287		2,427

The following amounts at September 30, 2004 were measured in accordance with the requirements of FRS 17:

(In £’s million)	At September 30, 2003	At September 30, 2004
Fair value of scheme assets	2,287	2,427
Actuarial value of scheme liabilities	(2,693)	(2,719)

Assets less liabilities	(406)	(292)
Less: irrecoverable surplus in respect of the closed New Zealand Scheme	(1)	(1)

Pension liability under FRS 17	(407)	(293)
Related deferred tax asset	157	122

Net pension liability under FRS 17	(250)	(171)

Net pension liability recognized in net assets	(208)	(204)
Net pension (liability)/asset not recognized in net assets	(42)	33

The valuation identified overall liabilities of £293 million (2003: £407 million), which comprised £83 million (2003: £1 million) in respect of schemes with a surplus, less £376 million (2003: £408 million) in respect of schemes with a deficit.

If the above amounts had been recognized in the financial statements, the group’s net assets and profit and loss account at September 30, 2004 would be as follows:

	Restated (see note 19)
(In £’s million)	At September 30, 2003	At September 30, 2004
Net assets as reported	95	136
Prior year adjustments (see note 19)	(36)	—

Net assets as restated	59	136

Add back: unfunded pension provision included in net assets	346	340
Less: recognized deferred tax asset	(138)	(136)
Net pension liability under FRS 17	(250)	(171)
Total FRS 17 pension adjustment	(42)	33

Net assets including pension liability under FRS 17	17	169

Profit and loss account as reported	(961)	(919)
Prior year adjustments (see note 19)	(36)	—
Profit and loss account as restated	(997)	(919)
Total FRS 17 pension adjustment	(42)	33

Profit and loss account including total FRS 17 pension adjustment	(1,039)	(886)

The following amounts would have been recognized in the performance statements in the year to September 30, 2004 under the requirements of FRS 17:

(In £’s million)	2003	2004
Operating profit:
Current service cost	(35)	(37)
Past service cost	(3)	(4)
Curtailment loss	(11)	(11)
Total operating charge	(49)	(52)

Other finance income:
Expected return on pension scheme assets	141	157
Interest on pension scheme liabilities	(133)	(142)
Net return	8	15

Net impact on profit and loss before taxation under FRS 17	(41)	(37)

Pension cost currently recognized in the profit and loss before taxation	(34)	(32)
Pension cost not currently recognized in the profit and loss before taxation	(7)	(5)

Statement of total recognized gains and losses (STRGL):
Actual return less expected return on pension scheme assets	124	109
Experience (loss)/gain arising on the scheme liabilities	(66)	66
Loss on changes in assumptions underlying the present value of the scheme liabilities	(144)	(61)
Currency (loss)/gain	(35)	7

Actuarial (loss)/gain recognized in STRGL under FRS 17	(121)	121

Movement in deficit during the year:
Deficit in schemes at beginning of year	(269)	(407)
Contributions	24	30
Current service cost	(35)	(37)
Past service cost	(3)	(4)
Curtailment loss	(11)	(11)
Other finance income	8	15
Actuarial (loss)/gain	(86)	114
Currency (loss)/gain	(35)	7

Deficit in schemes at end of year	(407)	(293)

Pension provision recognized in net assets	(346)	(340)
(Deficit)/surplus in schemes at end of year not recognized in net assets	(61)	47

The details of experience gains and losses under FRS 17 for the year to September 30, 2004 are as follows:

	2002	2003	2004
Difference between the expected and actual return on scheme assets:
Amount (£’s million)	(282)	124	109
Percentage of schemes assets	-13.3%	5.4%	4.5%

Experience gain/(loss) on scheme liabilities:
Amount (£’s million)	15	(66)	66
Percentage of the present value of the scheme liabilities	0.6%	-2.5%	2.4%

Total amount recognized in statement of total recognized gains and losses:
Amount (£’s million)	(334)	(121)	121
Percentage of the present value of the scheme liabilities	-14.0%	-4.5%	4.5%

24          Reconciliation of operating profit to net cash flow from operating activities

(In £’s million)	2002	2003	2004
Operating profit	603	881	885
Depreciation and amortization	137	286	310
Increase/(decrease) in provisions for liabilities and charges	78	(69)	(33)

Decrease in stocks	11	62	121
Increase in debtors	(50)	(233)	(18)
Increase/(decrease) in creditors	45	(125)	(24)
Working capital cash inflow/(outflow)	6	(296)	79
Net cash inflow from operating activities	824	802	1,241

25          Reconciliation of net cash flow to movement in net debt

(In £’s million)	2002	2003	2004
Increase/(decrease) in cash in the year	113	(19)	(55)
Cash (inflow)/outflow from (increase)/decrease in debt	(1,798)	86	19
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(233)	(58)	8
Change in net debt resulting from cash flows	(1,918)	9	(28)
Currency and other movements	(35)	(382)	90
Current asset investments acquired with subsidiary	199	—	—
Loans acquired with subsidiary	(20)	—	—
Deferred consideration	(381)	—	418
Movement in net debt in the year	(2,155)	(373)	480
Opening net debt	(1,540)	(3,695)	(4,068)
Closing net debt	(3,695)	(4,068)	(3,588)

26          Analysis of net debt

(In £’s million)	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total

As at September 28, 2002	312	112	(93)	(3,645)	(381)	(3,695)
Cash flow	(19)	(58)	(501)	587	—	9
Exchange movements	28	14	(11)	(369)	(44)	(382)
As at September 30, 2003	321	68	(605)	(3,427)	(425)	(4,068)
Cash flow	(55)	8	(146)	165	—	(28)
Exchange movements	(4)	1	32	54	7	90
Deferred consideration	—	—	—	—	418	418
As at September 30, 2004	262	77	(719)	(3,208)	—	(3,588)

The deferred consideration paid during the year relates to the purchase of the final 9.99% of Reemtsma, for £418 million (€607 million).  The minority arrangements were such that the deferred consideration had been reflected in net debt from acquisition in May 2002 (see note 20) and therefore the effect of the payment was to replace the deferred consideration with bank borrowings.

27          Reconciliation of movements in shareholders’ funds

	Restated (see note 19)
(In £’s million)	2003	2004
Profit attributable to shareholders	421	445
Dividends	(304)	(362)
Retained profit for the year	117	83
(Debit)/credit in respect of employee share schemes	(17)	9
Exchange movements on goodwill previously written off	(83)	17
Other net exchange movements	101	(31)
Taxation credit on borrowings hedging overseas equity investments	33	—
Net addition to shareholders’ funds	151	78
Opening shareholders’ funds (originally £(92) million and £(76) million before prior year adjustments of £(19) million and £(36) million)(see note 19)	(111)	40
Closing shareholders’ funds	40	118

28          Equity minority interests

(In £’s million)	2003	2004
Balance at beginning of year	17	19
Exchange movements	2	(3)
Dividends declared	(3)	(3)
Share of profit	3	5
Balance at end of year	19	18

29           Adoption of International Financial Reporting Standards

Following a regulation issued by the Council of the European Union, all European companies listed in a European Securities market will be required to adopt E.U. endorsed International Financial Reporting Standards (“IFRSs”) and International Accounting Standards (“IASs”) as issued by the International Accounting Standards Board (“IASB”) in the preparation of financial statements from 2005 onwards.  This means the group will prepare its first financial statements in accordance with IFRS for the year ended September 30, 2006.  The adoption of these standards will lead to some changes in the group’s accounting policies, results and the presentation of the financial statements.

Uncertainty still exists about the number of comparative years of financial statements the group will be required to present to comply with U.S. requirements.  Usually these require two years of comparative information for the profit and loss account and cash flow statement.  On March 12, 2004, the Securities and Exchange Commission published proposals whereby foreign registrants adopting IFRS for the first time would only be required to provide one year of comparative information instead of two.  If the proposals are approved, the opening balance sheet for the group will be as at October 1, 2004.

Uncertainty also exists regarding the final standards which will be applicable on transition, particularly in respect of IAS 39 “Financial Instruments: Recognition and Measurement”, and IAS 19 “Employee Benefits”.

Management of transition to IFRS

The group has established a formal project team to manage the transition to IFRS reporting.  The project is monitored by a steering committee and regular updates are provided to the board and audit committee.

The project consists of three phases: scoping, evaluation and implementation.

Scoping

The scoping of the project was complete by March 2004 and delivered a high-level review of potential differences to existing accounting policies and disclosures, together with a view as to required system and business process changes.

Evaluation

The evaluation phase was well advanced at September 30, 2004 in delivering an analysis of IFRS permitted accounting policy alternatives, specification of changes required to accounting policies, systems and business processes, as well as the development of draft financial statements.  The group will continue to evaluate the impact of IFRSs up to actual implementation.

Implementation

The implementation phase has been started.  It includes training for the group’s finance staff, formal approval of the changes to accounting policies, as well as effecting the changes to systems and business processes.  This phase is expected to be completed by June 2005.

Key differences between U.K. GAAP and IFRS

Based on the group’s initial assessment, we believe that the major impacts on net profit and shareholders’ funds will be in the following areas.  The summary should not be taken as a comprehensive or complete list of the impacts that the adoption of IFRS may have on the group’s financial statements.  Other significant differences may arise as a result of the continuing detailed assessment and uncertainties relating to standards that have not yet been finalized or approved by the E.U.  In addition, the IASB may issue new or revised standards, which will either be mandatory for the group’s 2006 financial statements or which the group could adopt early.

Financial instruments

Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks.  Under U.K. GAAP, these are not recognized on the balance sheet.  Under IAS 39 “Financial Instruments: Recognition and Measurement”, all derivative financial instruments must be recognized on the balance sheet at fair value, with changes in the fair value being recognized in the profit and loss account.  Hedge accounting permissibility is much more restricted under IAS 39 than at present under U.K. GAAP –specific designation and effectiveness criteria must be satisfied.  Where hedge accounting is achieved, the profit and loss account impact of changes in fair value may be postponed and matched to the profit and loss impact of the underlying hedged exposure.

The group has and continues to hedge underlying exposures in an efficient, commercial and structured manner.  However, the strict requirements under IAS 39 may lead to some hedge positions which are commercially effective not being effective for accounting purposes.  At this stage, the group does not see a need to change how it currently hedges those underlying exposures and is currently reviewing the degree of hedge effectiveness for accounting purposes.

Post employment benefits

Under U.K. GAAP, the group accounts for its pension costs under SSAP 24 “Accounting for Pension Costs”.  The group also reports the transitional disclosures required by FRS 17 “Retirement Benefits” in note 23.  FRS 17 and IAS 19 are similar in their rules regarding measurement and disclosure of retirement benefits, but there are significant differences in the recognition of actuarial gains and losses and the presentation of items in the financial statements.

Both standards require that defined benefit scheme assets and liabilities are valued at each balance sheet date to produce an asset or liability for recognition on the balance sheet.  All of the items recognized in the profit and loss account under FRS 17 are treated in a similar way under IAS 19.  However, actuarial gains and losses that are recognized immediately in the statement of total recognized gains and losses under FRS 17 are instead recognized in the profit and loss account under IAS 19, usually over a period representing the expected average remaining working lives of employees participating in the scheme.  Any deferred actuarial gains and losses are carried on the balance sheet as part of the net pension asset or liability.

The recognized asset or liability will be subject to changes in value that may be more volatile than that currently recognized under SSAP 24.  This volatility can be recognized through direct recognition in the profit and loss account or through the “corridor” approach described above.  The option to recognize directly in equity is currently in exposure draft form.

Intangible fixed assets – goodwill

Under U.K. GAAP, the group amortizes goodwill on a straight-line basis over its useful economic life, a period not exceeding 20 years.  Under IFRS 3 “Business Combinations”, goodwill will no longer be amortized, but instead will be subject to an annual impairment test.  Goodwill deemed to be impaired will be written down to its implied value.  This will remove the amortization charge from the profit and loss account, although if any impairment losses are indicated, they would be recorded in the profit and loss account.

Intangible fixed assets – other

IAS 38 “Intangible Assets” provides more detailed guidance on intangible assets than U.K. GAAP requiring the group to recognize, capitalize and amortize other intangibles on the balance sheet providing they meet certain criteria.

Proposed dividends

Under current U.K. GAAP, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate.  Under IAS 10 “Events after the Balance Sheet Date”, the dividend costs will be accounted for in the period in which they are declared and approved.

Share based payments

Under current U.K. GAAP, the group recognizes a charge in the profit and loss account for its share option schemes based on the difference between the exercise price of the award and the share price at the date of grant (the intrinsic value).  Under IFRS 2 “Share Based Payments”, the group is required to measure the cost of all options granted since November 2002 based on the fair value of the awards calculated at grant date using an option price model.  This will change the profit and loss charge to the group, although we do not anticipate a material difference.

30          Summary of differences between U.K. and U.S. generally accepted accounting principles (‘GAAP’)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (‘U.K. GAAP’).  Such principles differ in certain respects from generally accepted accounting principles in the United States (‘U.S. GAAP’).  A summary of principal differences and additional disclosures applicable to the group is set out below.

(In £’s million)	Explanation reference	2002	2003	2004
Profit attributable to shareholders under U.K. GAAP		272	421	445
U.S. GAAP adjustments:
Pensions	(i)	13	2	3
Amortization of goodwill	(ii)	48	194	196
Amortization of brands/trademarks/licenses	(ii)	(38)	(102)	(99)
Deferred taxation	(iii)	16	57	57
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	(10)	(82)	(50)
Employee share schemes (charge)/credit to the profit and loss account	(vi)	(4)	6	(9)
Acquisitions inventory step-up	(ii)	(42)	—	—
Restructuring costs on acquisition	(ii)	44	—	—
Net income under U.S. GAAP		299	496	543

(In pence)	Explanation reference	2002	2003	2004
Amounts in accordance with U.S. GAAP
Basic net income per ordinary share	(vii)	45.1	68.5	75.0
Basic net income per ADS	(vii)	90.2	137.0	150.0
Diluted net income per ordinary share	(vii)	44.8	68.2	74.6
Diluted net income per ADS	(vii)	89.6	136.4	149.2

		Restated (see note
(In £’s million)	Explanation reference	19)	2004
		2003
Equity shareholders’ funds under U.K. GAAP		76	118
Prior year adjustments (see note 19)		(36)	—
Equity shareholders’ funds under U.K. GAAP as restated		40	118
U.S. GAAP adjustments:
Pensions	(i)	345	343
Goodwill, less accumulated amortization of £(386) million (2003: £(190) million)	(ii)	(1,060)	(839)
Brands/trademarks/licenses, less accumulated amortization of £261 million (2003: £162 million)	(ii)	2,921	2,762
Deferred taxation	(iii)	(1,008)	(932)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	13	(37)
Proposed dividend	(v)	217	253
Employee share schemes	(vi)	(1)	(9)
Shareholders’ funds under U.S. GAAP		1,467	1,659

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

Group contributions to the Imperial Tobacco Pension Fund (“the Scheme”) are suspended as a result of the surplus disclosed in note 23.  Under U.K. GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognized in the balance sheet for the U.K. and Irish pension schemes.  A pension liability and related pension expense is recognized for the German unfunded pension schemes.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87.  Under SFAS 87, a pension asset representing the excess of Scheme assets over benefit obligations has been recognized in the balance sheet.

(ii)        Business combinations

Both U.K. and U.S. GAAP require the purchase consideration relating to a business combination to be allocated to the net assets acquired at their fair value on the date of acquisition.

Intangible assets

Under U.K. GAAP fair values are assigned to identifiable intangible assets only if the identifiable intangibles are capable of being disposed of or settled separately, without disposing of a business of the entity.

Under U.S. GAAP, identifiable assets are separately valued and amortized over their useful lives.  The separately identifiable intangible assets included in the U.S. GAAP balance sheet are principally comprised of brand rights which are being amortized over periods between 25 to 30 years.

Inventory step-up

On acquisition under U.K. GAAP, the fair value of inventory is generally represented by the acquired companies’ current cost of reproducing that inventory.  Under U.S. GAAP the fair value of inventory acquired represents the expected future selling price less any further costs to be incurred to sale, and a selling margin.

Restructuring costs

On acquisition under U.K. GAAP, restructuring provisions may only be recognized as a fair value adjustment if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

Under U.S. GAAP, restructuring liabilities relating solely to the acquired entity may be provided in the opening balance sheet, if the following criteria as set out in EITF 95-3 are met:

•                  As of the consummation date of the acquisition, the company begins to assess and formulate a plan to restructure the acquired company, and that plan is completed and approved within one year from the date of acquisition; and

•                  The plan specifically identifies all significant actions to be taken to complete the plan and actions required by the plan will begin as soon as possible after the plan is finalized.

Goodwill amortization

Under U.K. GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after September 27, 1998 are capitalized and amortized over their useful life, not exceeding a period of 20 years.  Prior to September 27, 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

The company adopted SFAS 142, “Goodwill and Other Intangible Assets” with effect from July 1, 2001 and accordingly goodwill arising on acquisitions after this date are not amortized.  For purchase transactions prior to July 1, 2001, goodwill was capitalized and amortized over its useful life.  From September 29, 2002, in accordance with SFAS 142, the company no longer amortizes goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The company completed an annual impairment review under SFAS 142 at September 30, 2004 and no impairment of goodwill was indicated.  For the purposes of the annual impairment review, goodwill has been allocated to the following reporting units of the group: Manufacturing; U.K. Sales & Marketing; and International Sales & Marketing.  A reconciliation of previously reported net income under U.S. GAAP and income per share to the amounts adjusted for the exclusion of goodwill amortization is presented below.  Income per ordinary share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average ordinary shares outstanding for all periods presented.

(In £’s million)	2002	2003	2004
Net income under U.S. GAAP	299	496	543
Adjustment for net goodwill amortization	27	—	—
Adjusted	326	496	543

(In pence)
Basic net income per ordinary share	45.1	68.5	75.0
Adjustment for net goodwill amortization	4.1	—	—
Adjusted	49.2	68.5	75.0

(In pence)
Diluted net income per ordinary share	44.8	68.2	74.6
Adjustment for net goodwill amortization	4.0	—	—
Adjusted	48.8	68.2	74.6

(iii)         Deferred taxation

Under U.K. GAAP, deferred taxation is provided in full on all material timing differences.  Deferred tax assets are recognized where their recovery is considered more likely than not.

U.S. GAAP requires deferred taxation to be provided in full, using the liability method.  In addition, U.S. GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination.  Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognized and is being amortized over the useful economic lives of the underlying intangible assets.

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

(vi)            Employee share schemes

Under U.K. GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted.  The charge is accrued over the vesting period of the shares.

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

(vii)        Net income per share

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS 128.

(In £’s million)	2002		2003		2004
Numerator:
Numerator for basic and diluted net income per ordinary share	299		496		543
Denominator (number of shares):
Denominator for basic net income per ordinary share	663,380,317		724,328,162		724,263,415
Effect of Common Stock Equivalents (number of shares):
Employees share options	3,677,285		3,225,153		3,328,630
Denominator for diluted net income per ordinary share	667,057,602		727,553,315		727,592,045
Basic net income per ordinary share	45.1	p	68.5	p	75.0	p
Diluted net income per ordinary share	44.8	p	68.2	p	74.6	p
Basic net income per ADS	90.2	p	137.0	p	150.0	p
Diluted net income per ADS	89.6	p	136.4	p	149.2	p

Each ADS represents two Imperial Tobacco Group PLC ordinary shares.

(viii)              U.S. GAAP equity roll forward

Shareholders’ equity roll forward prepared in accordance with U.S. GAAP is as follows:

	Restated (see note 19)
(In £’s million)	2003	2004
Balance at beginning of year	1,105	1,467
Net income	496	543
Dividends	(254)	(326)
ESOT shares	(20)	9
Net exchange movements	140	(34)
Balance at end of year	1,467	1,659

(ix)           Cash flow statements

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

(In £’s million)	2002	2003	2004
Net cash provided by operating activities	511	411	793
Net cash used in investing activities	(3,023)	(108)	(495)
Net cash provided by/(used in) financing activities	2,591	(380)	(345)
Net increase/(decrease) in cash and cash equivalents	79	(77)	(47)
Effect of exchange rate changes on cash and cash equivalents	4	42	(3)
Cash and cash equivalents at beginning of year	341	424	389
Cash and cash equivalents at end of year	424	389	339
Cash and cash equivalents at end of year are:
Cash at bank and in hand	312	321	262
Current asset investments	112	68	77

(x)               Impact of new accounting standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46).  In December 2003, FIN 46 was revised (FIN 46R) to clarify some of the provisions of FIN 46 and exempt certain entities from its requirements.  Application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004.  The adoption of FIN 46R did not result in a material impact to the group’s balance sheet or income statement.

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share” (EITF 03-6).  This issue addressed changes in the reporting calculation and requirements of earnings per share, providing the method to be used when a company has granted, holders of any form of security, rights to participate in the earnings of the company along with the participation rights of common stockholders.  The group has reviewed the contractual rights granted for stock options and concluded that EITF 03-6 does not affect the reporting and disclosure requirements.

(xi)           Presentation differences

As disclosed in note 13, £1 million and £2 million of debtors included within current assets in the U.K. GAAP balance sheet as at September 30, 2003 and 2004 respectively are due after more than 12 months and would be included as long-term assets in the U.S. GAAP balance sheet.

Presentation of profit and loss account

The group presents its consolidated profit and loss account in accordance with U.K. GAAP and the Companies Act 1985.  This presentation differs in certain respects from that which is required under U.S. GAAP.  The following income statement presents the group’s result of operations prepared in accordance with U.K. GAAP, but in a format that is required under U.S. GAAP.

(In £’s million)	2002	2003	2004
Revenues	8,296	11,412	11,005
Costs and expenses	(7,693)	(10,519)	(10,113)
Net interest expense	(180)	(237)	(204)
Income before income taxes	423	656	688
Income taxes	(140)	(232)	(238)
Net income	283	424	450

31   Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla U.K. Limited	Manufacture of rolling papers in the United Kingdom

Incorporated overseas Name and country of incorporation	Principal activity

Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Dunkerquoise des Blends S.A., France	Tobacco processing
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco Magyarorszäg Dohänyforgalmazö kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Slovakia, Slovakia	Manufacture, marketing and sale of tobacco products in the Slovak Republic
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma International Praha spol s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Reemtsma Kiev Tyutyunova Fabrika, the Ukraine	Manufacture of cigarettes in the Ukraine
Reemtsma Ukraine, the Ukraine	Marketing and sale of tobacco products in the Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S, France	Holding investments in subsidiary companies
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture of roll your own and pipe tobaccos and marketing and sale of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Sale of roll your own and pipe tobaccos.

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned*
Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96
Societe Ivoirienne des Tabacs S.A. (1), Côte d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74
Tobačna Ljubljana d.o.o., Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76

(1)          Listed on the Côte d’Ivoire Stock Exchange

In addition the group also wholly owns the following partnerships:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.	Manufacture of tubes in Germany

Reemtsma Holding GmbH & Co KG, Germany Principal place of business: Max-Born-Strasse 4, 22761 Hamburg, Germany.	Holding investments in subsidiary companies

*The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

The consolidated group financial statements include all the subsidiary undertakings and entities shown above.  With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the company, none of the shares in the subsidiaries are held directly by the company.  A full list of subsidiaries is attached to the Annual Return of the group available from Companies House, Crown Way, Cardiff CF14 3UZ, United Kingdom.

32          Supplemental Condensed Consolidating Financial Information

The following condensed consolidating financial information is given in respect of Imperial Tobacco Limited (“Subsidiary Guarantor”), which became joint full and unconditional guarantor on February 10, 2003, with Imperial Tobacco Group PLC (“Parent”), of the $600,000,000 7 1/8% Guaranteed Notes due April 1, 2009 of Imperial Tobacco Overseas B.V. (“Issuer”).  Imperial Tobacco Limited and Imperial Tobacco Overseas B.V. are wholly owned subsidiaries of Imperial Tobacco Group.

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

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

	Period Ended September 30, 2004
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,631	8,494	(2,120)	11,005
Duty in turnover	—	—	(3,880)	(4,642)	549	(7,973)
Costs and overheads less other income	(10)	—	(358)	(3,350)	1,571	(2,147)
Operating profit/(loss)	(10)	—	393	502	—	885
Profit on disposal of fixed assets	—	—	—	7	—	7
Income from shares in group undertakings	1,105	—	740	2,761	(4,606)	—
Profit on ordinary activities before interest	1,095	—	1,133	3,270	(4,606)	892
Interest	—	—	—	(204)	—	(204)
Profit on ordinary activities before tax	1,095	—	1,133	3,066	(4,606)	688
Taxation	—	—	(81)	(157)	—	(238)
Profit on ordinary activities after tax	1,095	—	1,052	2,909	(4,606)	450
Equity minority interests	—	—	—	(5)	—	(5)
Equity income/(loss)	(650)	—	(597)	—	1,247	—
Profit attributable to shareholders	445	—	455	2,904	(3,359)	445
Dividends	(362)	—	(1,077)	(3,529)	4,606	(362)
Profit/(loss) for the year	83	—	(622)	(625)	1,247	83

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

	Period Ended September 30, 2003
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,424	9,400	(2,412)	11,412
Duty in turnover	—	—	(3,667)	(5,288)	743	(8,212)
Costs and overheads less other income	(5)	—	(462)	(3,521)	1,669	(2,319)
Operating profit/(loss)	(5)	—	295	591	—	881
Profit on disposal of fixed assets	—	—	—	12	—	12
Income from shares in group undertakings	240	—	80	492	(812)	—
Profit on ordinary activities before interest	235	—	375	1,095	(812)	893
Interest	—	—	17	(254)	—	(237)
Profit on ordinary activities before tax	235	—	392	841	(812)	656
Taxation	—	—	(49)	(183)	—	(232)
Profit on ordinary activities after tax	235	—	343	658	(812)	424
Equity minority interests	—	—	—	(3)	—	(3)
Equity income/(loss)	186	—	259	—	(445)	—
Profit attributable to shareholders	421	—	602	655	(1,257)	421
Dividends	(304)	—	(420)	(392)	812	(304)
Profit/(loss) for the year	117	—	182	263	(445)	117

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

	Period Ended September 28, 2002
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,295	5,526	(1,525)	8,296
Duty in turnover	—	—	(3,558)	(2,883)	364	(6,077)
Costs and overheads less other income	(33)	—	(412)	(2,334)	1,163	(1,616)
Operating profit/(loss)	(33)	—	325	309	2	603
Income from shares in group undertakings	372	—	295	1,255	(1,922)	—
Profit on ordinary activities before interest	339	—	620	1,564	(1,920)	603
Interest	—	—	15	(195)	—	(180)
Profit on ordinary activities before tax	339	—	635	1,369	(1,920)	423
Taxation	—	—	(77)	(62)	(1)	(140)
Profit on ordinary activities after tax	339	—	558	1,307	(1,921)	283
Equity minority interests	—	—	—	(11)	—	(11)
Equity income/(loss)	(67)	—	(89)	—	156	—
Profit attributable to shareholders	272	—	469	1,296	(1,765)	272
Dividends	(229)	—	(560)	(1,362)	1,922	(229)
Profit/(loss) for the year	43	—	(91)	(66)	157	43

BALANCE SHEET DATA

Amounts in accordance with U.K. GAAP

	As at September 30, 2004
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Fixed Assets
Intangible assets	—	—	—	272	3,275	3,547
Tangible assets	—	—	141	510	—	651
Investments	—	—	—	49,032	(49,025)	7
Total assets	—	—	141	49,814	(45,750)	4,205

Current assets
Stocks	—	—	119	794	(49)	864
Debtors	502	330	6,637	25,509	(31,957)	1,021
Investments	—	—	—	77	—	77
Cash	14	—	15	233	—	262
Total current assets	516	330	6,771	26,613	(32,006)	2,224
Creditors: amounts falling due within one year	(380)	—	(6,094)	(28,046)	31,964	(2,556)
Net current assets/(liabilities)	136	330	677	(1,433)	(42)	(332)
Total assets less current liabilities	136	330	818	48,381	(45,792)	3,873

Creditors: amount due after more than one year	—	(330)	—	(2,937)	—	(3,267)
Provisions for liabilities and charges	—	—	(16)	(454)	—	(470)
Net assets/(liabilities)	136	—	802	44,990	(45,792)	136

Capital and reserves
Called up share capital	73	—	11	11,871	(11,882)	73
Shareholders’ equity	63	—	791	33,105	(33,914)	45
Equity shareholders’ funds	136	—	802	44,976	(45,796)	118
Equity minority interests	—	—	—	14	4	18
	136	—	802	44,990	(45,792)	136

BALANCE SHEET DATA

Amounts in accordance with U.K. GAAP

	As at September 30, 2003
	Restated for UITF 17 and UITF 38 (see note 19)
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Fixed Assets
Intangible assets	—	—	—	370	3,437	3,807
Tangible assets	—	—	134	580	—	714
Investments	—	—	—	30,390	(30,383)	7
Total assets	—	—	134	31,340	(26,946)	4,528

Current assets
Stocks	—	—	138	905	(34)	1,009
Debtors	404	360	4,209	25,895	(29,866)	1,002
Investments	—	—	—	68	—	68
Cash	—	—	20	301	—	321
Total current assets	404	360	4,367	27,169	(29,900)	2,400
Creditors: amounts falling due within one year	(345)	(1)	(3,024)	(29,376)	29,871	(2,875)
Net current assets/(liabilities)	59	359	1,343	(2,207)	(29)	(475)
Total assets less current liabilities	59	359	1,477	29,133	(26,975)	4,053

Creditors: amount due after more than one year	—	(359)	—	(3,126)	—	(3,485)
Provisions for liabilities and charges	—	—	(11)	(498)	—	(509)
Net assets/(liabilities)	59	—	1,466	25,509	(26,975)	59

Capital and reserves
Called up share capital	73	—	11	7,609	(7,620)	73
Shareholders’ equity	(14)	—	1,455	17,905	(19,379)	(33)
Equity shareholders’ funds	59	—	1,466	25,514	(26,999)	40
Equity minority interests	—	—	—	(5)	24	19
	59	—	1,466	25,509	(26,975)	59

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

	For the period ended September 30, 2004
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(10)	—	355	896	—	1,241
Cash flows from returns on investments and servicing of finance	—	—	—	(212)	—	(212)
Taxation	—	—	(69)	(167)	—	(236)
Cash flows from capital expenditure and financial investment	—	—	(2,144)	(18,649)	20,745	(48)
Acquisitions
Payments to acquire businesses	—	—	—	(27)	—	(27)
Deferred consideration*	—	—	—	(420)	—	(420)
Net cash flow from acquisitions	—	—	—	(447)	—	(447)
Equity dividends paid	(326)	—	—	—	—	(326)
Management of liquid resources	—	—	—	(8)	—	(8)
Cash flows from financing	350	—	1,853	18,523	(20,745)	(19)
Increase/(decrease) in cash in the year	14	—	(5)	(64)	—	(55)

*in respect of prior year acquisitions.

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

	For the period ended September 30, 2003
	Restated for UITF 17 and UITF 38 (see note 19)
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(16)	—	65	753	—	802
Cash flows from returns on investments and servicing of finance	—	—	—	(237)	—	(237)
Taxation	—	—	(63)	(91)	—	(154)
Cash flows from capital expenditure and financial investment	—	—	(30)	(69)	40	(59)
Acquisitions
Payments to acquire businesses	—	—	—	(2)	—	(2)
Deferred consideration in respect of prior year acquisitions	—	—	—	(47)	—	(47)
Net cash flow from acquisitions	—	—	—	(49)	—	(49)
Equity dividends paid	(254)	—	—	—	—	(254)
Management of liquid resources	—	—	—	58	—	58
Cash flows from financing	261	—	36	(383)	(40)	(126)
Increase/(decrease) in cash in the year	(9)	—	8	(18)	—	(19)

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

	For the period ended September 28, 2002
	Restated for UITF 17 and UITF 38 (see note 19)
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(21)	—	441	404	—	824
Cash flows from returns on investments and servicing of finance	—	—	1	(157)	—	(156)
Taxation	—	—	(74)	(83)	—	(157)
Cash flows from capital expenditure and financial investment	(983)	—	(1,011)	(15,075)	17,023	(46)
Acquisitions
Payments to acquire businesses	—	—	—	(3,442)	—	(3,442)
Net cash acquired with businesses	—	—	—	266	—	266
Net cash flow from acquisitions	—	—	—	(3,176)	—	(3,176)
Equity dividends paid	(184)	—	—	—	—	(184)
Management of liquid resources	—	—	—	233	—	233
Cash flows from financing	1,157	—	599	18,042	(17,023)	2,775
Increase/(decrease) in cash in the year	(31)	—	(44)	188	—	113

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2004	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
(In £’s million)
Profit/(loss) attributable to shareholders under U.K. GAAP	445	—	455	2,904	(3,359)	445
U.S. GAAP adjustments:
Pensions	—	—	11	(8)	—	3
Amortization of goodwill	—	—	—	196	—	196
Amortization of brands/trademarks/licenses	—	—	—	(99)	—	(99)
Deferred taxation	—	—	(4)	61	—	57
Mark to market adjustments	—	—	—	(50)	—	(50)
Employee share schemes charge to the profit and loss account	—	—	(4)	(5)	—	(9)
Equity income/(loss)	98	—	95	—	(193)	—
Net income under U.S. GAAP	543	—	553	2,999	(3,552)	543
Equity shareholders’ funds under U.K. GAAP	136	—	802	44,976	(45,796)	118
U.S. GAAP adjustments:
Pensions	—	—	323	20	—	343
Goodwill	—	—	—	(839)	—	(839)
Brands/trademarks/licenses	—	—	—	2,762	—	2,762
Deferred taxation	—	—	(101)	(831)	—	(932)
Mark to market adjustments	—	—	—	(37)	—	(37)
Proposed dividend	253	—	—	—	—	253
Employee share schemes	—	—	(9)	—	—	(9)
Equity accounting adjustment	1,270	—	1,075	—	(2,345)	—
Shareholders’ funds under U.S. GAAP	1,659	—	2,090	46,051	(48,141)	1,659
A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.
Cash flow statements
Net cash provided by operating entities	(10)	—	286	517	—	793
Net cash used in investing activities	—	—	(20)	(475)	—	(495)
Net cash provided by/(used in) financing activities	24	—	(271)	(98)	—	(345)
Net increase/(decrease) in cash and cash equivalents	14	—	(5)	(56)	—	(47)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(3)	—	(3)
Cash and cash equivalents at beginning of year	—	—	20	369	—	389
Cash and cash equivalents at end of year	14	—	15	310	—	339
Cash and cash equivalents at end of year are:
Cash at bank and in hand	14	—	15	233	—	262
Current assets investments	—	—	—	77	—	77

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

	Restated for UITF 17 and UITF 38 (see note 19)
Year ended September 30, 2003	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
(In £’s million)
Profit/(loss) attributable to shareholders under U.K. GAAP	421	—	602	655	(1,257)	421
U.S. GAAP adjustments:
Pensions	—	—	8	(6)	—	2
Amortization of goodwill	—	—	—	194	—	194
Amortization of brands/trademarks/licenses	—	—	—	(102)	—	(102)
Deferred taxation	—	—	(2)	59	—	57
Mark to market adjustments	—	—	—	(82)	—	(82)
Employee share schemes credit to the profit and loss account	—	—	5	1	—	6
Equity income/(loss)	75	—	64	—	(139)	—
Net income under U.S. GAAP	496	—	677	719	(1,396)	496
Equity shareholders’ funds under U.K. GAAP	95	—	1,466	25,514	(26,999)	76
Prior year adjustments (see note 19)	(36)	—	—	—	—	(36)
Equity shareholders’ funds under U.K. GAAP as restated	59	—	1,466	25,514	(26,999)	40
U.S. GAAP adjustments:
Pensions	—	—	311	34	—	345
Goodwill	—	—	—	(1,060)	—	(1,060)
Brands/trademarks/licenses	—	—	—	2,921	—	2,921
Deferred taxation	—	—	(97)	(911)	—	(1,008)
Mark to market adjustments	—	—	—	13	—	13
Proposed dividend	217	—	—	—	—	217
Employee share schemes charge/(credit) to the profit and loss account	—	—	(1)	—	—	(1)
Equity accounting adjustment	1,191	—	997	—	(2,188)	—
Shareholders’ funds under U.S. GAAP	1,467	—	2,676	26,511	(29,187)	1,467
A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.
Cash flow statements
Net cash provided by operating entities	(16)	—	2	425	—	411
Net cash used in investing activities	—	—	(8)	(100)	—	(108)
Net cash provided by/(used in) financing activities	7	—	14	(401)	—	(380)
Net increase/(decrease) in cash and cash equivalents	(9)	—	8	(76)	—	(77)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	42	—	42
Cash and cash equivalents at beginning of year	9	—	12	403	—	424
Cash and cash equivalents at end of year	—	—	20	369	—	389
Cash and cash equivalents at end of year are:
Cash at bank and in hand	—	—	20	301	—	321
Current assets investments	—	—	—	68	—	68

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 28, 2002	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
(In £’s million)
Profit/(loss) attributable to shareholders under U.K. GAAP	272	—	469	1,296	(1,765)	272
U.S. GAAP adjustments:
Pensions	—	—	18	(5)	—	13
Amortization of goodwill	—	—	—	48	—	48
Amortization of brands/trademarks/licenses	—	—	—	(38)	—	(38)
Deferred taxation	—	—	(5)	21	—	16
Mark to market adjustments	—	—	—	(10)	—	(10)
Employee share schemes charge to the profit and loss account	—	—	(3)	(1)	—	(4)
Acquisitions inventory step-up	—	—	—	(42)	—	(42)
Restructuring costs on acquisition	—	—	—	44	—	44
Equity income/(loss)	27	—	17	—	(44)	—
Net income under U.S. GAAP	299	—	496	1,313	(1,809)	299
A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.
Cash flow statements
Net cash provided by operating entities	(21)	—	368	164	—	511
Net cash used in investing activities	—	—	(20)	(3,003)	—	(3,023)
Net cash provided by/(used in) financing activities	(10)	—	(392)	2,993	—	2,591
Net increase/(decrease) in cash and cash equivalents	(31)	—	(44)	154	—	79
Effect of exchange rate changes on cash and cash equivalents	—	—	—	4	—	4
Cash and cash equivalents at beginning of year	40	—	56	245	—	341
Cash and cash equivalents at end of year	9	—	12	403	—	424
Cash and cash equivalents at end of year are:
Cash at bank and in hand	9	—	12	291	—	312
Current assets investments	—	—	—	112	—	112

Exhibits

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco (incorporated by reference to Exhibit 1.1 to the 2003 Registration Statement on Form 20-F (File No. 1-14874)).

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

2.3

Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/8 % Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco. (incorporated by reference to Exhibit 2.3 to Imperial Tobacco’s Registration Statement on Form 20-F, dated February 14, 2002 (File No. 1-14874) (the “2002 20-F Registration Statement”)).

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

4.14

Euro 10,000,000,000 Debt Issuance Program Offering Circular (Euro Medium Term Note Program) of Imperial Tobacco Overseas B.V. and Imperial Tobacco Finance PLC, guaranteed by Imperial Tobacco, with 11 banks in dealer group, including J.P. Morgan Securities Ltd. as arranger.

8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 31 of the Notes to Consolidated Financial Statements included in this annual report.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the 2003 20-F Registration Statement)

12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.