Form 20-F
period 2005-09-30
IMPERIAL TOBACCO GROUP PLC
filed 2006-02-16
CIK 1072670

As filed with the Securities and Exchange Commission on February 16, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from        to

COMMISSION FILE NUMBER 1-14874

IMPERIAL TOBACCO GROUP PLC

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization)

Upton Road, Bristol BS99 7UJ, England

011 44 117 963-6636

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of Exchange

American Depositary Shares	New York Stock Exchange
Ordinary Shares of 10p each	New York Stock Exchange*

*Listed, not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$600,000,000 aggregate principal amount of 7 1/8% Guaranteed Notes due April 1, 2009 of Imperial Tobacco Overseas B.V., fully and unconditionally guaranteed by Imperial Tobacco Group PLC and Imperial Tobacco Limited.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2005: 729,200,921 Ordinary Shares of 10p each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes  ☒        No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐        No  ☒

TABLE OF CONTENTS

Part I
Item 1.		Identity of Directors, Senior Management and Advisers
Item 2.		Offer Statistics and Expected Timetable
Item 3.		Key Information
	A	Selected Financial Data
	B	Capitalization and Indebtedness
	C	Reasons for the Offer and Use of Proceeds
	D	Risk Factors
Item 4.		Information on the Company
	A	History and Development
	B	Business Overview
	C	Organizational Structure
	D	Property, Plant and Equipment
Item 5.		Operating and Financial Review and Prospects
	A	Operating Results
	B	Liquidity and Capital Resources
	C	Research and Development, Patents and Licenses
	D	Trend Information
	E	Off-Balance Sheet Arrangements
	F	Contractual Obligations and Commercial Commitments
	G	Safe Harbor
Item 6.		Directors, Senior Management and Employees
	A	Directors and Senior Management
	B	Compensation
	C	Board Practices
	D	Employees
	E	Share Ownership
Item 7.		Major Shareholders and Related Party Transactions
	A	Major Shareholders
	B	Related Party Transactions
	C	Interests of Experts and Counsel
Item 8.		Financial Information
	A	Consolidated Statements and Other Financial Information
	B	Significant Changes
Item 9.		The Offer and Listing
	A	Offer and Listing Details
	B	Plan of Distribution
	C	Markets
	D	Selling Shareholders
	E	Dilution
	F	Expenses of the Issue

i

Item 10.		Additional Information
	A	Share Capital
	B	Memorandum and Articles of Association
	C	Material Contracts
	D	Exchange Controls
	E	Taxation
	F	Dividends and Paying Agents
	G	Statement by Experts
	H	Documents on Display
	I	Subsidiary Information
Item 11.		Quantitative and Qualitative Disclosures about Market Risk
Item 12.		Description of Securities other than Equity Securities

Part II
Item 13.		Defaults, Dividend Arrearages and Delinquencies
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.		Controls and Procedures
Item 16.
	A	Audit Committee Financial Expert
	B	Code of Ethics
	C	Principal Accountant’s Fees and Services
	D	Exemptions from Listing Standards for Audit Committees
	E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Part III
Item 17.		Financial Statements
Item 18.		Financial Statements*
Item 19.		Exhibits
Signatures

* We have responded to Item 17 in lieu of responding to this Item.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”).  We have based these forward-looking statements on our current expectations and projections about future events.  These forward-looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations described in such “forward-looking statements.” These factors include, among other things, the following:

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

•       “ADR” means American Depositary Receipt and “ADRs” means American Depositary Receipts;

•       “ADS” means American Depositary Share and “ADSs” means American Depositary Shares;

•       “ASB” means the U.K. Accounting Standards Board;

•       “A$” refers to the currency of Australia;

•       “Baelen” means the fine cut tobacco manufacturing and distribution business of Baelen International N.V. and Tabakbedrijf Baelen N.V., collectively the “Baelen group,” which we acquired on September 29, 2000 and have now merged into another subsidiary, Ets. L. Lacroix Fils N.V.;

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

•       “fine cut tobacco” means loose tobacco which is used with rolling papers or filter tubes;

•       “FRS” means Financial Reporting Standard as prepared by the ASB;

•       “GAAP” means generally accepted accounting principles in the indicated country;

•       “Gunnar Stenberg” means Gunnar Stenberg AS, a Norwegian tobacco and tobacco-related products sales and distribution company, in which we acquired a 100% interest in February 2006;

•       “IFRS” means International Financial Reporting Standard as prepared by the International Accounting Standards Board (IASB) and as adopted and endorsed by the E.U.;

•       “Lao Tobacco” means Lao Tobacco Limited, in which we acquired a controlling interest on February 6, 2002;

•       “Mayfair” means the cigarette vending operations of Mayfair Vending Limited, which we acquired on December 8, 2000;

•       “other tobacco products” or “OTP” mean fine cut tobacco, cigars, pipe tobacco, snuff and snus;

•       “pounds sterling noon buying rate” means the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per £1.00 sterling;

•       “£,” “pounds sterling,” “sterling,” “pence” and “p” refer to the currency of the United Kingdom;

•       “Reemtsma” means the cigarette manufacturing and distribution business of Reemtsma Cigarettenfabriken GmbH in which we acquired a controlling interest from Tchibo Holding AG and other investors in May 2002;

•       “Rizla” means the rolling papers manufacturing and distribution business of Rizla International B.V., which we acquired on January 27, 1997;

•       “SEC” means the U.S. Securities and Exchange Commission;

•       “SFAS” means Statement of Financial Accounting Standard as prepared by the U.S. Financial Accounting Standards Board;

•       “Singles” means pre-rolled cartridges of tobacco that are inserted into separately sold cigarette paper tubes with filters, using a special device resembling a pen;

•       “Skruf” means the business of Skruf Snus A.B. in which we acquired a controlling interest in September 2005;

•       “stock keeping unit” means an identification, usually alphanumeric, of a particular product that allows it to be tracked for inventory purposes;

•       “Tobaccor” means the cigarette manufacturing and distribution business of Tobaccor S.A.S., in which we acquired a controlling interest from Bolloré S.A. in March 2001;

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

In the past our fiscal year normally ended on the Saturday nearest September 30 of each year.  However, from fiscal 2003 and thereafter, our fiscal year end has been changed to September 30.  Therefore, references to fiscal years can reflect either a 52-week or 53-week period or, for fiscal 2003, a 52-week and three-day period.  From fiscal 2004 onwards our fiscal year is a period of 365 or 366 days.

Management assesses the financial performance of our business using non-GAAP measures of turnover excluding duty and operating profit before amortization of goodwill and intangibles and before exceptional items.  Management believes that these measures provide a better comparison of underlying business performance than the related GAAP measures.  The non-GAAP measure of turnover excluding duty removes the distortion in the trends of our turnover and operating margins that are caused by the different excise regimes that exist within the markets in which we operate.  These measures are derived from our consolidated statements of income.

Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

Our consolidated financial statements are expressed in pounds sterling and prepared in accordance with U.K. GAAP, which differs from U.S. GAAP in certain respects.  Please see note 29 of the notes to our consolidated financial statements, included in this annual report, for a discussion of the principal differences between U.K. GAAP and U.S. GAAP relevant to our consolidated financial statements.  Commencing in the 2006 fiscal year, as required by European Commission Regulation (EC) No 1606/2002, we will prepare our consolidated financial statements in accordance with IFRS instead of U.K. GAAP.

Solely for your convenience, this annual report contains translations of certain pounds sterling amounts into U.S. dollars at the pounds sterling noon buying rate on September 30, 2005, the date of our most recent balance sheet included in this annual report.  The pounds sterling noon buying rate was $1.7696 per £1.00 on September 30, 2005 and $1.7454 per £1.00 on February 10, 2006.

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

v

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

Item 2:  Offer Statistics and Expected Timetable

This item is not applicable.

Item 3:  Key Information

A     Selected Financial Data

The selected consolidated financial information of Imperial Tobacco set forth below should be read in conjunction with, and is qualified in its entirety by reference to, Imperial Tobacco’s consolidated financial statements and notes thereto included elsewhere in this annual report and with Item 5: Operating and Financial Review and Prospects.  The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 30, 2004 and September 30, 2005 and for each of the three fiscal years in the period ended September 30, 2005 are derived from the audited consolidated financial statements included in this annual report.  Such audited consolidated financial statements for Imperial Tobacco Group PLC as at September 30, 2004 and September 30, 2005 and for each of the three fiscal years in the period ended September 30, 2005 have been audited by PricewaterhouseCoopers LLP, as indicated in their report included in this annual report.  The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 29, 2001, September 28, 2002 and September 30, 2003 and for each of the two fiscal years in the period ended September 28, 2002 is derived from financial statements not included in this annual report.

Balance sheet data is as at September 29, 2001, September 28, 2002, September 30, 2003, September 30, 2004 and September 30, 2005.  Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP.  For a description of the principal differences between U.K. GAAP and U.S. GAAP relevant to our consolidated financial statements, a reconciliation to U.S. GAAP of net income for each of the three fiscal years in the period ended September 30, 2005, and a reconciliation to U.S. GAAP of shareholders’ funds as at September 30, 2004 and September 30, 2005, see note 29 to our consolidated financial statements included in this annual report.  Commencing in fiscal 2006, we will prepare our consolidated financial statements in accordance with IFRS instead of U.K. GAAP.  As permitted by the SEC’s rules for first time application of IFRS which permit eligible foreign private issuers for their first year of reporting under IFRS to file two rather than three years of statements of income, changes in shareholders’ equity and cashflows prepared in accordance with IFRS, with appropriate related disclosure, only the results for fiscal 2005 will be restated under IFRS.

Pounds sterling amounts in fiscal 2005 have been translated into U.S. dollars, solely for your convenience, at $1.7696 per £1.00, the pounds sterling noon buying rate on September 30, 2005, the last business day of our most recent balance sheet included in this annual report.

	Fiscal year
	2001		2002		2003		2004		2005		2005
	£		£		£		£		£		$
	(in millions, except “per ordinary share” and “per ADS” amounts)
PROFIT AND LOSS ACCOUNT DATA
Amounts in accordance with U.K. GAAP
Turnover (1)	5,918		8,296		11,412		11,005		11,255		19,917
Duty in turnover	(4,444)		(6,077)		(8,212)		(7,973)		(8,106)		(14,344)
Turnover excluding duty(2)	1,474		2,219		3,200		3,032		3,149		5,573

Operating profit before amortization and exceptional items(3)	619		789		1,135		1,218		1,307		2,313
Amortization	(15)		(83)		(203)		(204)		(206)		(365)
Exceptional items	—		(103)		(51)		(129)		(57)		(101)
Operating profit	604		603		881		885		1,044		1,847
Profit on disposal of fixed assets	—		—		12		7		2		4
Profit on ordinary activities before interest and taxation	604		603		893		892		1,046		1,851
Interest	(110)		(180)		(237)		(204)		(184)		(326)
Profit on ordinary activities before tax	494		423		656		688		862		1,525
Taxation	(139)		(140)		(232)		(238)		(286)		(506)
Profit on ordinary activities after tax	355		283		424		450		576		1,019
Equity minority interests	(5)		(11)		(3)		(5)		(6)		(11)
Profit attributable to shareholders	350		272		421		445		570		1,008
Basic earnings per ordinary share(4)(6)	56.6	p	41.0	p	58.1	p	61.4	p	79.0	p	139.8	c
Diluted earnings per ordinary share(5)(6)	56.2	p	40.8	p	57.9	p	61.2	p	78.6	p	139.1	c

Shares used in calculation of basic earnings per share	618,713,424		663,380,317		724,328,162		724,263,415		721,523,004		721,523,004
Shares used in calculation of diluted earnings per share	622,803,529		667,057,602		727,553,315		727,592,045		724,848,626		724,848,626

Amounts in accordance with U.S. GAAP
Operating profit	619		624		981		976		1,147		2,030
Net income	426		299		496		543		680		1,203
Basic net income per ordinary share(4)(6)	68.9	p	45.1	p	68.5	p	75.0	p	94.2	p	166.7	c
Basic net income per ADS	137.8	p	90.2	p	137.0	p	150.0	p	188.4	p	333.4	c
Diluted net income per ordinary share(5)(6)	68.4	p	44.8	p	68.2	p	74.6	p	93.8	p	166.0	c
Diluted net income per ADS	136.8	p	89.6	p	136.4	p	149.2	p	187.6	p	332.0	c

Shares used in calculation of basic earnings per share	618,713,424		663,380,317		724,328,162		724,263,415		721,523,004		721,523,004
Shares used in calculation of diluted earnings per share	622,803,529		667,057,602		727,553,315		727,592,045		724,717,471		724,717,471

	Fiscal year
	2001	2002	2003	2004	2005	2005
	£	£	£	£	£	$
	(in millions)
BALANCE SHEET DATA
Amounts in accordance with U.K. GAAP
Total assets	1,870	6,453	6,928	6,429	6,258	11,074
Creditors: amounts falling due after more than one year	1,386	3,694	3,485	3,267	2,843	5,031
Shareholders’ funds(7)	(1,101)	(94)	59	136	140	248

Capital employed
By location (based on origin)
U.K.	38	(119)	191	247	155	274
Germany	(1)	(1)	64	(31)	(11)	(19)
Rest of Western Europe	272	99	119	77	85	150
Rest of the World	21	339	311	298	338	598
International	292	437	494	344	412	729
	330	318	685	591	567	1,003
Capital employed is reconciled to the consolidated balance sheets as follows:
Net (liabilities)/assets	(1,101)	(94)	59	136	140	248
Intangible fixed assets	(332)	(3,563)	(3,807)	(3,547)	(3,345)	(5,919)
Taxation	101	113	148	161	211	373
Net debt	1,540	3,695	4,068	3,588	3,283	5,810
Dividend payable	122	167	217	253	278	492
	330	318	685	591	567	1,004
Amounts in accordance with U.S. GAAP
Total assets	3,122	8,473	9,147	8,695	8,622	15,257
Shareholders’ funds	(1)	1,105	1,467	1,659	1,807	3,198

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

All income relates to continuing operations.  Figures from fiscal 2003 include the full year results of Reemtsma.  Figures for 2002 include the results of Reemtsma for the four and a half months from acquisition.

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

(4)     Basic earnings per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue excluding those held in treasury and by the employee benefit trust during the same period.

(5)     Diluted earnings per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue excluding those held in treasury and by the employee benefit trust during the same period plus potentially dilutive share options.

(6)     Our issued and fully paid share capital as at September 30, 2005 was 729,200,921 ordinary shares of 10p each.  Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

(7)     Net worth is negative for the fiscal years 2001 and 2002 because the consideration for the Demerger was determined based upon the fair market value, rather than the book value, of net assets acquired.  The difference between the consideration paid and net assets was offset against equity.

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

Dividends per share				Translated into			Translated into
	Pence per ordinary share			U.S. dollars per ordinary share			U.S. dollars per ADS
Fiscal Year	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2001	9.0	19.8	28.8	0.13	0.29	0.42	0.26	0.58	0.84
2002	10.0	23.0	33.0	0.15	0.36	0.51	0.30	0.72	1.02
2003	12.0	30.0	42.0	0.20	0.56	0.76	0.40	1.12	1.52
2004	15.0	35.0	50.0	0.28	0.66	0.94	0.56	1.32	1.88
2005	16.5	39.5	56.0	0.29	0.70	0.99	0.58	1.40	1.98

The table above presents dividends per share reflecting the bonus element of the two-for-five discounted rights issue approved on April 8, 2002.  The actual dividends per share previously quoted prior to the rights issue are shown below:

Dividends per share (previously quoted prior to rights issue)
				Translated into			Translated into
Fiscal Year	Pence per ordinary share			U.S. dollars per ordinary share			U.S. dollars per ADS
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2001	10.8	23.7	34.5	0.15	0.35	0.50	0.30	0.70	1.00
2002(1)	12.0			0.18			0.37

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

•       the average of the pounds sterling noon buying rates on the last business day of each full month during the period;

•       the high pounds sterling noon buying rate; and

•       the low pounds sterling noon buying rate.

Fiscal Year	Period End	Average	High	Low
2001	1.47	1.46	1.50	1.37
2002	1.55	1.47	1.56	1.41
2003	1.66	1.61	1.66	1.56
2004	1.81	1.80	1.90	1.66
2005	1.77	1.85	1.92	1.76
2006 (through February 10, 2006)	1.75	1.75	1.78	1.72

The high and low pounds sterling noon buying rates in U.S. dollars per £1.00 for the last six months were:

	High	Low
August 2005	1.81	1.77
September 2005	1.84	1.76
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.77	1.72
January 2006	1.79	1.74
February 2006 (through February 10, 2006)	1.78	1.74

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

We may be adversely affected by declining demand for tobacco products in certain regions

In 2004, the most recent year for which worldwide information is available, an estimated 5.4 trillion cigarettes (2003: 5.3 trillion cigarettes) were sold throughout the world, including approximately 0.6 trillion in Western Europe (2003: 0.6 trillion), approximately 0.7 trillion in North and South America (2003: 0.7 trillion), approximately 2.9 trillion in Asia Pacific (2003: 2.8 trillion), approximately 0.7 trillion in Eastern Europe (2003: 0.7 trillion), approximately 0.3 trillion in the Middle East (2003: 0.3 trillion) and approximately 0.2 trillion in Africa (2003: 0.2 trillion).  Notwithstanding this general stability in the worldwide demand for cigarettes, there have been declines within certain markets in recent years.

The company’s two most significant markets are the domestic markets of the United Kingdom and Germany.

In the United Kingdom, total U.K. duty-paid sales of approximately 51 billion cigarettes were recorded in fiscal 2005 (2004: 53 billion), placing it among the five largest markets by volume in Western Europe.  The total U.K. duty-paid cigarette consumer market between fiscal years 1998 and 2005 fell by an average of approximately 3.9% per annum.  The underlying historic adverse trend has been encouraged particularly by consistent and substantial increases in excise duty on tobacco products, and by increasing governmental regulation and heightened public awareness of smoking-related health concerns.  The United Kingdom has one of the highest levels of total taxation on tobacco products in the world as following a manufacturer’s price increase in October 2005, approximately 77% of the recommended retail price for premium-priced cigarettes in that market consists of duties and taxes.  We believe that the U.K. duty structure has limited the potential for deep price discounting, while the high absolute level of total taxation has prompted consumers to switch from the higher premium-price sector to lower-price sectors, has encouraged both legal and illegal cross-border trade from countries with lower levels of total taxation and has heightened the incidence of counterfeit products.

In Germany, the largest market in Europe by volume, total duty-paid sales of approximately 101 billion cigarettes were recorded in fiscal 2005 (2004: 119 billion).  Between fiscal years 1998 and 2005, market volume for cigarettes has fallen by an average of approximately 3.7% per annum.  Between 1998 and 2001, market volume grew at a compound rate of 0.6%, but since 2001, the duty-paid market has declined by a compound rate of 8.4% per annum, following the impact of significant excise duty increases as the German government introduced taxes to fund anti-terrorism and health-care measures.  These duty increases augmented cigarette prices by one euro cent per cigarette in 2002 and January 2003, with further increases of 1.2 euro cents per cigarette on March 1, 2004, December 1, 2004, and September 1, 2005.  During the period since 1998, the market volume of other tobacco products has increased by an average of almost 11% per annum as consumers have switched from cigarettes in response to the tax increases.

The advertising, sale and consumption of tobacco products in Europe and elsewhere have also been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to claims that cigarette smoking and tobacco products are harmful to health.  This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of tobacco products, introduced by regulation and voluntary agreements.  It has also resulted in the imposition of significant increases in the level of taxation on tobacco products over recent years, and this may continue to increase during fiscal 2006.  In addition, anti-smoking groups, the E.U. and the World Health Organization, are seeking to diminish the social acceptability of smoking.  For additional information about the regulatory influences affecting cigarette consumption, please see Item 4B: Business Overview – Regulatory Issues.

Any future substantial decline in the tobacco market, particularly in the U.K. and Germany, could have an adverse effect on our turnover, profit and financial condition.

Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which we operate

International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading and counterfeiting have proliferated, to the detriment of individual government revenues.  Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be subject to investigations by customs or other authorities.  Criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees.  ITG, along with other responsible members of the tobacco industry, in liaison with government and customs authorities, has adopted a number of measures, including implementing pre-supply and post-supply checks on export shipments and strengthening information exchanges with customs authorities, to combat illegal cross-border trading and counterfeiting.  However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

In July 2003, following extensive dialogue, we signed a Memorandum of Understanding (MOU) with HM Customs & Excise (now HM Revenue & Customs) in the United Kingdom.  The Memorandum of Understanding sets out a framework of co-operation between HM Revenue & Customs and Imperial Tobacco in order to seek to limit the smuggling of both contraband and counterfeit products into the United Kingdom, while minimizing obstacles to legitimate trade.  Since July 2003 we have agreed and signed Memoranda of Understanding with a further eight Customs authorities and discussions for similar agreements are also at various stages with a number of other countries.

Certain investigations were initiated by German authorities in January 2003, into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the group.  A number of former and current employees have been interviewed and the German authorities have sought assistance from several other jurisdictions to obtain evidence.  These investigations are continuing, but in the course of 2005, parts of the investigations into certain of the individuals were terminated on terms agreed by the individuals with the authorities, and settlement was made of any duty payable as a result of certain of the activities being investigated at no cost to the group.  No charges have been brought against any individual to date in relation to the continuing investigations, which could take several years to be concluded.  If employees were ultimately found to have committed offences, the authorities could impose penalties on Reemtsma for which the group would seek recovery under arrangements made on the acquisition of the business.  A board committee, established in 2003 under the chairmanship of Mr Anthony Alexander, continues to monitor the progress and conduct of the investigation on a regular basis and the group’s responses on behalf of the board.  The German authorities’ investigations are based on alleged activities prior to the group’s acquisition of Reemtsma, and the committee remains satisfied that, since the acquisition, the group has not been involved in any activities of a nature similar to those alleged by the German authorities.

We co-operate fully with any investigations by customs or other authorities and we intend to continue to do so; however, there can be no assurances that such investigations will not result in negative publicity or actions being brought against us or our directors, executive officers or employees in the future, or that any such publicity or actions will not have an adverse effect on our turnover, profit and financial condition.  Although we have implemented procedures to detect and combat illegal trading in tobacco products, we cannot guarantee that all of our employees will follow these procedures, or that those not in compliance will be discovered in a timely fashion.

We may be adversely affected by challenges to the tax status of other tobacco products

We are the world’s leading manufacturer of other tobacco products by volume and, as such, any significantly unfavorable tax treatment of other tobacco products, if widely adopted, may have an adverse effect on our turnover, profit and financial condition.

Following a challenge by the European Commission of the German government’s application of E.U. tax directives, under which Singles tobacco products are taxed as fine cut tobacco as opposed to cigarettes, the matter was referred to the European Court of Justice for determination.  On November 10, 2005 the ECJ ruled that Singles should be taxed at the same higher rate as cigarettes.  As a result the German Ministry of Finance has informed us that Singles will continue to be taxed as fine cut tobacco until March 31, 2006.  This particular case only affects our German market, and it remains extremely difficult to quantify the effect of the ruling on this market due to the unpredictability of consumer reaction to the increase in taxation.  However, we believe that the strength of our broad product portfolio leaves us well placed to capitalize on the anticipated consumer migration to other tobacco products and low price cigarettes.

We could incur substantial damages and costs in connection with litigation

Tobacco manufacturers, including us, have been sued by parties seeking damages for alleged smoking-related health effects.  To date no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action in the United Kingdom or Germany (our most important markets).  Only three tobacco-related health claims have ever proceeded to trial in the United Kingdom.  In one claim, which did not involve us, judgment was entered for the defendants.  In another claim, a group action against us and another manufacturer was abandoned following a preliminary hearing on the issue of limitation, in which judgment was made in our favor.  In the third claim, which was commenced by Alfred McTear against us in 1993, judgment was given in our favor on all counts in May 2005.  The impact of litigation on our business is discussed in further detail in Item 4B: Business Overview – Legal Environment.

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

We cannot assure you that legal aid funding will continue to be denied to plaintiffs in smoking-related health litigation in any jurisdiction in the future, that favorable decisions will be achieved in the proceedings pending against us, that additional proceedings by private, corporate or public sector plaintiffs will not be commenced against us or that we will not incur damages which, if incurred, may be material.

Although it is not possible to predict the outcome of the pending smoking-related litigation, we believe that we have meritorious defenses to all pending actions and that they will not have an adverse effect upon our turnover, profit or financial condition.  Regardless of the outcome of any litigation, we will incur costs defending claims which we may not be able to recover fully, irrespective of whether we are successful in defending such claims.  Historically the costs of defending such claims have not been material.

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

We may be unable to identify further acquisition opportunities

Historically, ITG has engaged in acquisitions, which have been complementary to the organic growth of the group.  The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully consummating those transactions.  Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market.  Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions.  ITG has historically faced competition for acquisitions.  In the future this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us.  In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisitions.

Our failure to manage growth could adversely affect our business

Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions.

Acquisitions require the attention of management and the diversion of other resources away from organic growth for example.  Our ability to effectively integrate and manage acquired businesses and handle any future growth will depend upon a number of factors and failure to manage growth effectively could adversely affect our turnover, profit and financial condition.

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

Further, we may suffer from adverse public reaction or reputational harm as a result of doing business in countries that have been identified as state sponsors of terrorism by the U.S. State Department or that are subject to international sanctions, notwithstanding that these sanctions do not apply to us as a U.K-based group and regardless of the materiality of our operations in such countries to our operations or financial condition.  Any such reaction could have an adverse effect on our turnover, profit and financial condition or on the market price for our shares and ADSs.

We may be adversely affected by our significant market position in certain markets

The group has significant market shares in certain markets in which we operate, including the United Kingdom and Germany.  As a result, we may be subject to investigation for abuse of our position in these markets, which could result in adverse regulatory action by the authorities, including monetary fines, and negative publicity.

In fiscal 2003, we received an inquiry from the Office of Fair Trading in the United Kingdom (“OFT”) into an alleged infringement of U.K. competition law.  Information relating to the operations of the U.K. tobacco supply chain was supplied to the OFT in October 2003 and again during April 2005.  The OFT’s investigation is ongoing.

If the OFT were to decide that there are grounds for an infringement decision against the group, it would issue a Statement of Objections setting out its preliminary findings and the basis for those findings.  We would then have an opportunity to respond to these preliminary findings.  If the OFT were subsequently to make an infringement finding, we would be able to appeal the OFT’s infringement decision to the Competition Appeal Tribunal.  As at February 10, 2006, the OFT has not issued a statement of objectives or publicly announced an intention to do so.

In the event that the OFT decides that a company has infringed U.K. competition law, it may impose a fine.  The amount of the fine is calculated by reference to the turnover of the infringing company.  The rules regarding the maximum amount of such a penalty changed on May 1, 2004.  Before that date, the maximum amount of a fine was 10% of a company’s U.K. turnover for up to three years.  In the three years to September 30, 2003, our aggregate net U.K. turnover was £2,215 million.  Under the revised rules, a fine may not exceed 10% of a company’s world-wide turnover.  However, the OFT’s guidelines state that where an infringement ended before May 1, 2004, the fine may not exceed the maximum penalty under the old rules.  In either case, the applicable turnover on which the amount of a fine is based expressly excludes VAT and other taxes directly related to turnover, which we have been advised would also exclude duty.

In addition, if the OFT were to make a finding of infringement, it could issue orders prohibiting that activity in the future.

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

In the 2003, 2004 and 2005 fiscal years, 60% (£6,844 million), 57% (£6,229 million) and 58% (£6,533 million) of our turnover, respectively, and 64% (£729 million), 63% (£764 million) and 64% (£830 million) of our operating profit excluding exceptional items and amortization, respectively, was generated in markets outside the United Kingdom.  The majority of sales in these markets are invoiced by us in currencies other than pounds sterling, in particular, the euro.  Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

For additional information about our exposure to currency fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to tobacco leaf price fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf.  Other than the cultivation of tobacco leaf principally for use by subsidiaries of Tobaccor, we are not directly involved in the cultivation of tobacco leaf.  As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown.  Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.  In addition, political situations, such as those in Zimbabwe, may result in a significantly reduced tobacco crop in any affected country.  This may also lead to increases in price that we may be unable to pass on to customers.  We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, Greece, Tanzania and India.

We are exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our borrowings and surplus cash.  As at September 30, 2005, approximately 21% of our net debt was denominated in pounds sterling, 77% in euro and the remainder in other currencies.  This compares with the position as at September 30, 2004, when approximately 19% of our net debt, including deferred consideration, was denominated in pounds sterling, 80% in euro and the remaining 1% in other currencies.  Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates.

For additional information about our exposure to interest rate fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

Our shares are subject to price fluctuations

Shares are risk investments and share prices (including the prices of both our ordinary shares and ADSs) have been and may remain volatile, which could result in investors being unable to realize the amount originally invested.  All dividends on our shares are paid in pounds sterling.  Therefore any decline in the pounds sterling/U.S. dollar exchange rate would reduce the U.S. dollar equivalent value of the dividends.  Similarly, any such exchange movement could adversely affect the price at which our ADSs trade on the New York Stock Exchange.

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

•      merger activity, distribution agreements or joint ventures within the tobacco industry; and

•      changes to key personnel.

Additional risks for ADS holders

As at December 19, 2005, approximately 8.55% of our shares are held in the form of ADSs.  Because holders of ADSs do not hold their ordinary shares directly, they may be subject to the following additional risks relating to ADSs rather than ordinary shares:

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

Item 4: Information on the Company

Our principal activities are the manufacture, marketing and selling of a comprehensive range of high quality tobacco and tobacco-related products in more than 130 countries and duty-free markets.  Our key markets include the United Kingdom, Germany, The Netherlands, Belgium, the Republic of Ireland, France, Spain, Greece, Poland, Ukraine, Russia, Australia, Taiwan, and sub-Saharan Africa.  Our key strategic brands are Davidoff, West, Drum and Rizla.

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

Traditionally, the primary focus of our business was on the U.K. and Irish markets.  However, since the Demerger in 1996 we have pursued a dynamic growth strategy to develop our business internationally through both organic growth and acquisitions.  Consistent with this strategy, we have invested £4.8 billion in acquisitions to February 14, 2006, principally of overseas businesses, as follows:

Fiscal year	Acquisition
2006	Gunnar Stenberg
2005	Skruf
2004	CTC
2002	Reemtsma
2001	Tobaccor, Mayfair
2000	Baelen, EFKA
1999	Portfolio of brands in New Zealand and Australia
1998	Van Nelle Tabak
1997	Rizla

The most recent material acquisitions and agreements are discussed below.

On May 15, 2002, we completed the acquisition of 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH, a German manufacturer of cigarettes and other tobacco products, for a final consideration of £3.0 billion (net of £0.4 billion of liquid assets acquired).  The group also entered into an option agreement and a profit pooling agreement whereby we acquired an option to purchase the outstanding 9.99% on similar terms and the holders of the outstanding 9.99% surrendered their interests in the results of Reemtsma in exchange for a fixed return.  As a result, the group consolidated 100% of the results and net assets of Reemtsma and reflected a liability in respect of the fixed return to the holders of the 9.99% from May 15, 2002.  The transaction was accounted for as a purchase business combination.  Total goodwill arising on the acquisition was £3.2 billion, which under U.K. GAAP is being amortized over 20 years.  In fiscal 2004, we purchased, for approximately £418 million in cash, the remaining 9.99% of Reemtsma after the remaining holders exercised their put options.

Reemtsma was the fourth largest international cigarette manufacturer in the world by volume, with well-known brand names such as West, Davidoff and R1 and strong representation in Germany, Western, Central and Eastern Europe and Asia.  The acquisition was financed in part by way of a two-for-five discounted rights issue, which generated proceeds of £985 million net of expenses, with the balance of the consideration being provided by bank debt.  This acquisition transformed Imperial Tobacco Group, creating a significantly larger group with a balanced international geographic spread and a comprehensive brand and product portfolio, with additional opportunities to deliver revenue growth and increased operational efficiencies, consistent with our strategic criteria for acquisitions.  The acquisition of Reemtsma has significantly affected our reported results since fiscal 2002.  For a discussion of the financial effects of the Reemtsma acquisition, see Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash flows for a discussion of our significant capital expenditures.

In March 2001, we acquired from the Bolloré group a 75% interest in Tobaccor, the second largest cigarette manufacturer and distributor in sub-Saharan Africa, for a cash consideration including acquisition expenses of £182 million.  Tobaccor has significant market shares in eight countries in French-speaking West and Central Africa and in Madagascar and is the sole cigarette manufacturer in each of these countries.  It also has interests in Vietnam.  On September 23, 2002, Tobaccor completed the purchase from Bolloré, by way of a share buy-back, of a 12.5% interest in Tobaccor, with payment of the €72 million (£47 million) purchase price being made on December 31, 2002.  On October 6, 2003, Tobaccor completed the purchase, by way of a share buy-back, of Bolloré’s remaining interest in Tobaccor.  Payment of the purchase price of €81 million (approximately £56 million) was made on December 31, 2005.

In September 2005, we announced the closure of the U.K. rolling papers factory in Treforest, South Wales and the transfer and consolidation of production to our larger papers plant in Wilrijk, Belgium.  We also announced plans to restructure our European cigarette operations, including the relocation of approximately 10 billion cigarettes for the Central and Eastern Europe markets from Germany to Poland.

We have made no significant capital expenditures or divestitures since September 30, 2005.

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

Market Background and Environment

Cigarettes

In 2004, the most recent year for which worldwide information is available, an estimated 5.4 trillion cigarettes (2003: 5.3 trillion cigarettes) were sold throughout the world, including approximately 0.6 trillion in Western Europe (2003: 0.6 trillion), approximately 0.7 trillion in North and South America (2003: 0.7 trillion), approximately 2.9 trillion in Asia Pacific (2003: 2.8 trillion), approximately 0.7 trillion in Eastern Europe (2003: 0.7 trillion), approximately 0.3 trillion in the Middle East (2003: 0.3 trillion) and approximately 0.2 trillion in Africa (2003: 0.2 trillion).

The trend for cigarette volumes in the United Kingdom and most other Western European markets has tended to be one of slow decline primarily attributable to successive tax increases and government regulation and enhanced awareness of health concerns.  Successive tax increases across the region have led to an overall decrease in the cigarette market.  With our strength in the other tobacco products sector, we have benefited as prices have risen and consumers have migrated to other tobacco products and downtraded within the cigarette sector.  Duty increases have also provided opportunities for manufacturer’s price increases.

In the United Kingdom, sales of U.K. duty-paid cigarettes were approximately 51 billion in fiscal 2005 (2004: 53 billion), placing it among the five largest markets by volume in Western Europe.  Total U.K. duty-paid cigarette consumer sales between fiscal years 1998 and 2005 fell by an average of approximately 3.9% per annum.  The underlying historic adverse trend has been encouraged particularly by consistent and substantial increases in excise duty on tobacco products, and by increasing governmental regulation and heightened public awareness of smoking-related health concerns.

In Germany, the largest market in Europe by volume, total duty-paid sales of approximately 101 billion cigarettes were recorded in fiscal 2005 (2004: 119 billion).  Between fiscal years 1998 and 2005, market volume for cigarettes has fallen by an average of approximately 3.7% per annum.  However, within this period, between 1998 and 2001, market volume grew at a compound rate of 0.6%, but since then, the duty-paid market has declined by a compound rate of 8.4% per annum, following the impact of significant excise duty increases as the German government introduced taxes to fund anti-terrorism and health-care measures.

The high levels of duty imposed on the sale of tobacco products in many Western European markets have resulted in significant quantities of cigarettes being imported from jurisdictions where duty is lower.  These consist of legal imports of both duty free and duty-paid products purchased in other E.U. countries and of illegal imports.

Fine cut tobacco

We are the market leader in fine cut (handrolling) tobacco in the United Kingdom, The Netherlands, France, Greece, Ireland, Italy and Spain and have a significant share in the high volume German market.

In the United Kingdom and Germany, volume sales of fine cut tobacco have increased as consumers search for greater value by switching from factory made cigarettes to fine cut tobacco.  In fiscal 2005 approximately 3,000 tonnes were sold in the United Kingdom (fiscal 2004: 2,900 tonnes), while approximately 28,500 tonnes were sold in Germany (fiscal 2004: 21,600 tonnes).  However, sales of fine cut tobacco products in Germany may be adversely affected by a decision of the European Court of Justice that singles tobacco products should be taxed as cigarettes rather than at the lower rate applicable to fine cut tobacco.

The Dutch market is one of the largest individual fine cut tobacco markets in the world, with approximately 11,100 tonnes sold in fiscal 2005 (2004: 11,200 tonnes).  It is estimated that fine cut tobacco accounted for approximately 48% of all cigarettes and cigarette equivalents smoked in The Netherlands in 2005 (2004: 46%).  Sales of fine cut tobacco in The Netherlands have decreased by approximately 2% per annum on average in the period from 1998 to 2005.

In France, sales of fine cut tobacco have stabilized, at approximately 7,500 tonnes.  In southern Europe (including Spain, Italy and Greece), sales volumes of fine cut tobacco have increased by approximately 21% in fiscal 2005 compared to fiscal 2004.

Tobacco blends and brands

While there are local variations, cigarettes are manufactured using two principal tobacco blends, Virginia blend and American blend, each accounting for approximately half of the world market.  Virginia blend products are predominant in the United Kingdom, Africa and most Asian markets, including China and India.  American blend products are predominant in continental, Central and Eastern Europe, the United States, Latin America and the former Soviet Union.  Fine cut tobacco is manufactured using blends of light and dark tobacco.

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

Our Strategy

Our primary objective is to create sustainable shareholder value by growing our international operations, both organically and through acquisition, while continuing to strengthen our core market positions in the United Kingdom and Germany.  To meet this goal, we have established the following corporate strategies:

Strengthen our core market positions in the United Kingdom and Germany.

Our historical roots are in the United Kingdom, which remains our largest and most profitable market.  Our strategic focus continues to be the profitable development of our strong portfolio across all product groups, building on our market leading positions particularly in cigarettes, fine cut tobacco and rolling papers.  In a market where advertising restrictions have increased over the last few years, our in-market activities are concentrated at the Point of Sale via our salesforce and trade marketing investments.

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

Expand our presence in international markets through organic growth and tobacco-related acquisitions.

We continue to seek to expand internationally in selected markets through organic growth and tobacco-related acquisitions.

We currently operate in a number of markets in Western Europe, including The Netherlands, the Republic of Ireland, France, Spain, Italy, Greece, Belgium and Luxembourg.  In Western European markets, we are focusing on building cigarette market shares, leveraging from a strong profit base in fine cut tobacco and rolling papers in the region and supported by our ongoing investment in trade marketing.

Outside of Western Europe we have regional strengths in Africa, the Middle East, Central Europe, Eastern Europe, Asia, Australasia and in duty free.  Our key markets within these regions include the Ivory Coast, Poland, Russia, Ukraine, Taiwan and Australia.  Our strategy continues to be focused on developing our international strategic brands, particularly Davidoff and West, and expanding our market presence while seeking to improve profitability.  Our investments support both trade and brand marketing initiatives.

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

We seek continuous performance improvement and believe there is continuing potential for cost savings through an ongoing program of blend rationalization, streamlining brands through reduction of stock keeping units and the extension of best practice across all our manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation.  To this end, we have developed ‘centers of excellence’, which have not only reduced duplication of activities but also extended ‘best practice’ manufacturing skills and experiences around the group.

Our cost focus extends outside of manufacturing to all aspects of our cost base, including the management of our capital investment and working capital.

These strategies are subject to risks and costs that could prevent us from achieving all of our objectives.  See Item 3D: Risk Factors.

Business Operations

Our underlying trading performance in each sector of the tobacco market is described below.

United Kingdom

The United Kingdom continued to make a significant contribution to the performance of the group, generating 36% of operating profit before amortization and exceptional items in fiscal 2005 (fiscal 2004: 37%).  This reflected an increase in operating profit before amortization and exceptional items of 5%, from £454 million in fiscal 2004 to £477 million in fiscal 2005.

The U.K. cigarette market has been adversely affected by the effect of excise duty increases, heightened public awareness of smoking-related health concerns and increasing governmental regulation.  To date, we have been able to mitigate the impact of these through price increases to consumers and through cost savings.  The market remained relatively stable between fiscal years 2004 and 2005, and we estimate the U.K. duty-paid cigarette market averaged 51 billion cigarettes in fiscal 2005 (fiscal 2004: 53 billion), with the fine cut tobacco market increasing to 3,000 tonnes (fiscal 2004: 2,900 tonnes).  The trend of duty increases has continued into March 2005, when in his annual budget, the U.K. Chancellor of the Exchequer levied an increase in duty in line with inflation, which translated into approximately an additional 7p per 20 cigarettes and 8p per 25g of fine cut tobacco.

Following the introduction of the new advertising restrictions in the United Kingdom in fiscal 2003 (see Item 4B: Regulatory Issues – Advertising and Sponsorship below), our market shares continued to benefit from the strong brand names in our portfolio.  Our branded cigarette market share stabilized with an average of 44.5% in fiscal 2005 compared to 44.6% in fiscal 2004, reinforcing our market leadership.

Lambert & Butler, the top selling U.K. cigarette brand family, remained stable, with a market share of 16.0% in fiscal 2005 (fiscal 2004: 16.2%).  Richmond, the number two cigarette brand family, continued to strengthen, with market share growing to 14.7% in fiscal 2005 (fiscal 2004: 13.2%).  In a declining premium sector, Embassy remained stable, closing the year with market share of 3.5% (fiscal 2004: 3.7%).

We have further extended our market leadership within other tobacco products and rolling papers, with a strong performance in fine cut tobacco from Golden Virginia and the growth of the premium rolling paper Rizla Silver following a successful launch in October 2003.  Our market share in the fine cut tobacco market increased to 66.3% in fiscal 2005 from 65.6% in fiscal 2004.  Rizla continued to hold over 80% of the rolling papers market.  Our cigar range, including Classic, Panama and King Edward Coronets, had a stable year, with market share falling slightly to 38.3% of the small cigar sector from 38.7% in fiscal 2004.

An increase of 6p to 8p per pack of 20 cigarettes of certain of our premium-priced brands took place in January 2005.  A further increase of 7 to 9p per pack of 20 cigarettes for premium-priced brands also occurred in October 2005.

The United Kingdom continues to be the largest profit center for the group.  In the context of a stable market and continuing downtrading, we believe that our strong brand equity across the product portfolio leaves us well placed for improving profit delivery.

Germany

Successive tax increases over the past few years continue to impact the overall market size in Germany and we estimate that the total tobacco market in fiscal 2005 was down by 4% to 144 billion cigarette equivalents (fiscal 2004: 150 billion).  The cigarette market decreased by 15% to 101 billion cigarettes partially offset by strong growth in other tobacco products, which increased by 39%, as consumers sought value brands and products.  Reflecting this trend, the low price branded cigarette sector continued to grow and accounted for 7.5% of cigarette sales in September 2005.

The third and final stage of the current round of tobacco tax increases in Germany was introduced in September 2005, following those in March and December 2004.  We passed on this tax increase to consumers which, for the majority of our cigarette portfolio, entailed reducing pack sizes from 19 to 17 cigarettes and lowering prices by 20 euro cents.

Despite a challenging trading environment, operating profit before amortization and exceptional items rose by 24% to £295 million in fiscal 2005 (fiscal 2004: £237 million), due to growth in our cigarette market share, increased other tobacco product volumes, price increases and the benefits of cost efficiencies in both manufacturing and sales and marketing activity.

Our cigarette market share grew to 19.4% in fiscal 2005 (fiscal 2004: 18.9%).  The market share development of JPS was particularly successful with the brand capturing 1.7% of the cigarette market in fiscal 2005, finishing the year at 2.8%, only 18 months after its national roll-out.  Davidoff, Peter Stuyvesant, and R1 all continued to perform well in the premium sector and West remained the second largest cigarette brand in Germany with market share of 8.5% (fiscal 2004: 9.0%).

Within other tobacco products our volumes have grown strongly, largely driven by the growth in Singles, which increased by 36.3%, although our annual market share in this sector declined to 24.2% (fiscal 2004: 28.0%) as a result of increased competitor activity.  In the second half our share stabilized reflecting good performances from JPS and the recently launched Fairwind brand.

In the case between the European Commission and the German Government regarding the taxation of the Singles make your own product, the European Court of Justice (ECJ) ruled on November 10, 2005 that Singles should be taxed at the same higher rate as cigarettes.  The German Ministry of Finance has informed us that Singles will continue to be taxed as fine cut tobacco until March 31, 2006.

We believe that the German market will continue to be challenging particularly in the light of the ECJ ruling.  Our flexible approach has resulted in the improving profitability of our operations in Germany and we believe that this flexibility, combined with our broad product portfolio and our strength in value cigarettes and other tobacco products, will continue to keep us well positioned in the market.

Rest of Western Europe

Operating profit before amortization and exceptional items decreased slightly to £326 million in fiscal 2005 (fiscal 2004: £329 million) reflecting the change in sales mix and downtrading within fine cut tobacco as consumers continued to economize, stimulating growth in the value segments of both cigarette and fine cut tobacco.

We estimate that annual regional cigarette market was down by 3%, but the rate of decline slowed in the second half of the year.  The regional fine cut tobacco market declined by 2% due to increased prices.  The debate on smoking in public places has intensified across the region this year, most notably in Italy where further restrictions were introduced.  Our experience in Ireland bears out our view that there would be an initial market decline with the impact diminishing over time.

Although our cigarette share declined slightly in France to 3.3% (fiscal 2004: 3.5%), we have strengthened our value offering by extending the JPS family.  We maintained our market leading position in the fine cut tobacco sector with our share at 29.0% (fiscal 2004: 29.5%), supported by a good performance by Interval.

In The Netherlands, our cigarette market share grew to 4.9% (fiscal 2004: 3.3%) due to the strong performance of West and we introduced JPS Red and JPS Silver in June in the value segment to capitalize on the continued downtrading dynamic.  Our fine cut tobacco market share was impacted by downtrading, falling to 50.3% (from 54.3% in fiscal 2004); however, we have seen encouraging progress since we launched the value brands Zilver and Evergreen during the year.

In Ireland, our cigarette market share has remained broadly stable at 25.0% (fiscal 2004: 24.8%), excluding brands distributed for third parties, with growth in Superkings.

In Southern Europe, our cigarette market share in Spain was up to 5.1% (fiscal 2004: 4.5%), mainly due to the success of the JPS brand family.  We are market leaders in the growing Spanish fine cut tobacco market and delivered an increased volume sales performance with Golden Virginia.  In Greece, despite downtrading, Davidoff continued to perform strongly in the premium sector with 16% volume growth and with the repositioning of West and the launch of Maxim Slims our market share rose to 7.0% (fiscal 2004: 6.8%).  The benefits of investment in a new sales force in Italy were reflected in our cigarette market share which reached 1.6% (fiscal 2004: 1.1%) with growth from Peter Stuyvesant and West.

Given the current regional dynamics, we believe the breadth of our product portfolio provides us with opportunities for future growth as we continue to strengthen our position in this region.

Rest of the World

The Rest of the World, which encompasses both mature and developing markets in Central and Eastern Europe, Australasia, Asia Pacific, the Middle East, Africa and Duty Free, continued to generate strong volumes for the group and showed improving profitability.

This supported the growth in regional operating profit before amortization and exceptional items to £209 million (fiscal 2004: £198 million) with our performances across Asia, Eastern Europe, Africa and the Middle East more than offsetting the impact of challenging trading conditions in Central Europe and Duty Free.

In Asia, we increased our market share in Taiwan to 11.4% (fiscal 2004: 11.3%), with a good performance from Boss, benefiting from the introduction of Boss Blue in July.  In both Vietnam and Laos we grew our volumes and share, with a strong performance from Bastos.  In China, the co-operation with the Yuxi Hongta Group continued to develop with a number of collaborative workshops and the extension of the West brand distribution to Beijing.

In Australia, profits grew despite market declines.  Our cigarette share remained stable at 17.7% (fiscal 2004: 17.7%) with good performances from Peter Stuyvesant and Superkings.

In Central Europe, we continued to develop our business in the region despite increasing competitor activity in the ultra low price segment.  In Poland, we regained market share momentum following the repositioning of Route 66 and the introduction of Paramount.  Conditions remain challenging across the region and we continue to focus on balancing profit and volume, with some encouraging recent brand launches of Paramount, Golden Gate and Moon.

In Eastern Europe, our volumes grew.  Highlights include our Russian market share, slightly up to 5.3% (fiscal 2004: 5.2%) with growth in Maxim, our improved portfolio in Ukraine with the newly introduced Classic, and in the Caucasus volumes rose by over 70%.

Following the completion of our new cigarette factory in Turkey, we launched into the market in April 2005.

In Africa, our profits grew with positive market share developments in Central and Western Africa, and in the Middle East, Davidoff continued to extend our regional presence with volumes up 27%.

We believe that there are encouraging opportunities for the group in this region, given the broad spread of markets it encompasses.  This diversity enables us to manage our regional performance effectively and we continue to focus on profitable volume development while investing for future growth.

Our Product Categories and Key Brands

We produce a comprehensive range of cigarettes, other tobacco products and rolling papers.  The other tobacco product category includes fine cut tobacco including roll your own and make your own, pipe tobacco, snuff, snus and cigar.

Across this multi-product portfolio we have organized our brands into three categories: international; regional and local.

Our international strategic brands are controlled by our central marketing department, and our key regional and local brands are controlled by the most appropriate market.

International strategic brands

Our international strategic cigarette brands are Davidoff and West which account for around 20% of our group cigarette volumes; within fine cut tobacco, our key international brand is Drum, which is complemented by our world leading rolling papers brand, Rizla.

Regional and local brands

We have a number of key regional brands such as Golden Virginia, JPS and Van Nelle in Western Europe, Boss, Cabinet and Maxim in Central and Eastern Europe, Excellence in Africa and others in Australasia and Asia.  We also have a strong foundation of local brands that generate significant profit in their domestic markets such as Lambert & Butler and Richmond in the U.K., Horizon in Australia and JP Blue in Ireland.

Manufacturing

In fiscal 2005, we delivered further significant cost savings across our manufacturing base.  During the year we continued to focus on the simplification and standardization of our business while reviewing our global manufacturing portfolio in order to remain competitive and reduce costs.

Productivity was up by 15% in fiscal 2005, with increases in all regions.  Cigarette unit costs were down by 6.0%.  We further simplified our product portfolio reducing our blends, materials, ingredients and stock keeping units.  Blends were down by 10% during the year, bringing the total reduction to 41% in the past three years.  We continue to manage our stock keeping units reducing the opening position by some 9% from the beginning of the year.

Reflecting our ongoing commitment to address our surplus production capacity, we closed our factories in Dublin, Plattsburgh and Montreal, enhancing our productivity and improving operational efficiencies.  In September 2005, we announced the closure of the U.K. rolling papers factory in Treforest, South Wales, and the transfer and consolidation of production to our larger papers plant in Wilrijk, Belgium.  We also announced plans to restructure our European cigarette operations, including the relocation of annual production capacity of approximately 10 billion cigarettes for Central and Eastern Europe markets from Germany to Poland.

Standardizing our systems is key to our operational efficiency.  A consistent product quality rating system, a time to market system, standard factory data collection and control systems and ISO standards for quality and environment all contributed to reduced waste, lower write-off costs, lower energy usage and improved factory performance.  We have implemented a number of improvements in the year, reflected in our key performance indicators; for example, four sites gained ISO accreditation.

The use of key performance indicators has also helped us to improve our supply chain, which moves more than 700,000 tonnes of products and materials per year.  We are implementing an integrated IT system to improve our performance in the areas of stock visibility, sales forecasting and production planning.

We will continue to seek improvements throughout our manufacturing and supply chain activities as we have done over the last 20 years, focusing on business simplification in all areas, delivering both improvements in product quality and cost savings, while remaining flexible and responsive to market dynamics.

Sales and Distribution

Our sales and distribution operations cover four regions: United Kingdom, Germany, Rest of Western Europe, and Rest of the World, which includes global duty free and travel retail.

Our strategy is to ensure the wide availability of our product ranges at competitive prices, by maximizing the Points of Sale at which our products are offered and constantly monitoring distribution outlets for availability and price competitiveness.  Our objective is to improve market share and long-term profitability by trying to persuade adult smokers to choose our brands rather than those of our competitors.

With many countries adopting the World Health Organization’s Framework Convention on Tobacco Control and the E.U. Advertising Directive, tobacco advertising and sponsorship has been banned or restricted in a number of markets.

Conventional means of communication between manufacturers and consumers such as advertising and promotion are progressively withdrawn, effectiveness at the Point of Sale becomes increasingly important.

During the year we have continued to invest in sales force technology and analysis tools throughout the group, and we believe the information provided gives us a significant competitive advantage.  We continue to believe that regular, frequent contact with targeted retailers is important.

We have our own International Standard for the Marketing of Tobacco Products which is available on our website at www.imperial-tobacco.com.  This underpins our existing high standards for self-regulation of advertising and marketing practices.

The selling of tobacco products is not of a strongly seasonal nature in most of the markets in which we operate.  However, there is a modest uplift in sales during the summer months.

United Kingdom

We place significant emphasis on the use of our direct sales force in marketing, which we regularly augment with a significant number of agency staff engaged on a temporary basis.  Our trade marketing capabilities, for example in space planning, continue to improve brand availability and Point of Sale visibility, despite reduced opportunities to communicate with our consumers following increased advertising restrictions.

The only permitted tobacco advertising is at the Point of Sale.  Advertising at the Point of Sale is now regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 which took effect on December 21, 2004 in England, Wales and Northern Ireland.  These regulations are discussed in greater detail in Item 4B: Regulatory Issues - Advertising and Sponsorship below.

In line with the dates set by the E.U. Advertising Directive, our sponsorship of Formula One automobile racing and the Embassy World Snooker Championships ended in July 2005.

Our U.K. distribution operations are centralized at the Nottingham Customer Service Center.  Our two largest customers are Palmer & Harvey McLane Limited and Booker Limited, who are major operators in the wholesale and cash-and-carry sector in the U.K. market.  Together they accounted for approximately 45%, 47% and 46% of our U.K. gross turnover including duty in fiscal 2003, fiscal 2004 and fiscal 2005, respectively.

Germany

We seek to capitalize on our key account structure using data on channels of distribution, which helps to provide a consistent alignment of brand activities with consumer buying patterns.

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

Advertising of tobacco products in Germany and the rest of the European Union is restricted under the E.U. Advertising and Sponsorship Directive.  However, in September 2003, the German government challenged parts of the Directive before the European Court of Justice; the hearing took place in early December 2005.  A verdict is expected in the first half of 2006.  See Item 4B: Regulatory Issues – Advertising and Sponsorship.

In the German market, the retail food channel, including supermarkets and convenience stores, is the most important for the sale of cigarettes and tobacco products, followed by fuel station outlets and vending machines.  Accordingly, we focus our activities in the retail food sector through our weighted distribution and supply chain management.

Rest of Western Europe

Our operations in the Rest of Western Europe are conducted through subsidiaries including in Ireland, The Netherlands, Belgium, France, Spain, Italy and Greece, as well as a network of wholesalers and distributors.  While our subsidiaries operate with a diverse product range, they all address their own market-specific opportunities with appropriate brands from our portfolio.

In this region, our business consists of both domestic sales to local consumers and a travel retail business selling to consumers purchasing outside of their home market, often due to high home market excise duties and consequently high retail prices.

In the developed markets of Western Europe, while we invest in our own sales forces, we often find it more economic to contract out the physical distribution of our products.  Therefore, our largest customers across Western Europe are Logista in Spain, Altadis in France and Tobaccoland/Lekerland in The Netherlands, which perform this function for us.

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

In Central Europe, the major markets of Poland, Hungary, the Czech Republic, Slovakia and Slovenia are covered by our own sales force organizations.  Where possible, we promote our brands through advertising campaigns using outdoor and print media.  We implement a wide range of promotional support programs to our trade customers to help improve our market presence.  To provide the best service to our customers and make our brands widely available, we control distribution in our strategic lead markets through our own market organizations or with the co-operation of local distribution partners.  Within Eastern Europe, market conditions are developing rapidly.  In Russia we have a sales force of approximately 470 employees, complemented by the national logistics system of our local Russian distribution partner.  In Ukraine, we cover the market via our own sales force structure.  In the emerging markets of Central Asia and the Caucasus, we co-operate with local partners while seeking to establish our own sales forces where market conditions allow.

Africa and Middle East

In Africa our promotional activities range from outdoor billboards to the use of local sponsorship in a number of the French West African markets.  In the markets where we manufacture, predominantly French West Africa and Madagascar, we employ our own sales forces to ensure quality distribution of our brands.  In the remaining African markets where we have a presence, we operate through third party distributors.  In all the Middle East markets where we operate, we sell our products through third party distributors.

Asia

Imperial has further developed the robust business established by Reemtsma in Taiwan led by the Davidoff brand in conjunction with a strong local distribution partner, and its own media support with Point of Sale and consumer promotional schemes.  In Vietnam, our growing business has been complemented with the acquisition of a controlling interest in Lao Tobacco in neighboring Laos.

Australasia

Distribution for our brands is performed by third-party logistic service providers supported, in both the Australian and New Zealand markets, by significant sales forces supporting our brands at the Point of Sale and by our own marketing teams, who manage permissible marketing activities in these increasingly restrictive markets.

Competition

United Kingdom

Our principal competitor in the U.K. tobacco market is Gallaher.  For more than 30 years, we and Gallaher have held an aggregate estimated share of over 70% of the U.K. cigarette market based on unit sales.  As at the end of September 2005, Gallaher had an estimated U.K. market share based on unit sales in each of the cigarette, fine cut tobacco, cigar and pipe tobacco markets of approximately 38%, 27%, 46% and 49%, respectively.  The other major participants in the U.K. cigarette market are BAT and Philip Morris, which had estimated U.K. cigarette market shares of approximately 6% and 8% respectively in fiscal 2005.

Germany

In Germany our main competitors are Philip Morris and BAT.  In fiscal 2005, they had an estimated cigarette market share of 37% and 17%, respectively.  In the growing other tobacco products sector we primarily compete with BAT, which had an estimated share of approximately 21% in this segment.

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

We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, Greece, Tanzania and India.  Our acquisition of Tobaccor in fiscal 2001 gave us some direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries.  Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.  Political situations such as that in Zimbabwe may significantly affect tobacco crops.  We seek to offset these fluctuations by purchasing tobacco crops from other areas of the world.

Intellectual Property

In 1973, when the United Kingdom joined the European Union, an agreement was reached with BAT for the exchange of certain trademarks.  As a result of these historical arrangements and subsequent arrangements with BAT and other third parties, we, like many international cigarette companies, do not have exclusive ownership of all our pre-1973 brands in all the territories in which we operate.  The brand rights to our most internationally distributed cigarette brand, Davidoff, are licensed to Reemtsma through a long-term licensing arrangement.

Regulatory Issues

Regulatory pressures on the industry have continued during 2005, as governments around the world are pursuing, in varying degrees, the further regulation of tobacco products.  These actions include, among other things, restricting or banning the advertising of tobacco products and sponsorship of sporting events by tobacco companies, requiring written and/or pictorial health warnings to be included on tobacco packaging, limiting the yield of tar, nicotine and carbon monoxide and banning descriptors such as ‘mild’ or ‘light.’  We continue to manage these challenges and seek to engage with governments to find workable, practical solutions to changing regulations.

World Health Organisation’s Framework on Tobacco Control

In May 2003, the World Health Organization’s (WHO) Framework Convention on Tobacco Control (FCTC) was adopted at the 56th World Health Assembly.  The 40 ratifications required for the convention to take effect were met on November 30, 2004 and, in accordance with the procedural matters established for the FCTC, entered into force 90 days later, on February 27, 2005.  There is no deadline for becoming a party; the FCTC remains open to accession for all countries that wish to do so.  Countries that have only signed the treaty have no obligation to implement its provisions.  As of December 9, 2005, 114 countries have ratified the FCTC, 110 of which will participate with full voting rights at the first session of the Conference of the Parties (February 6-17, 2006 in Geneva).  At this event, the Conference of the Parties will adopt its Rules of Procedures in addition to establishing a permanent secretariat.  It can also adopt annexes and protocols to the FCTC.

Key provisions of the FCTC include, among other things: the restriction and/or ban of advertising and the disclosure of advertising expenditures; the global introduction of large health warnings and a suggestion to use pictorial health warnings; a global ban on descriptors such as ‘mild’ or ‘light’; measures to restrict access to tobacco and reduce consumption; tax increases; licensing of tobacco retailers; on-pack indication of country of origin as well as destination in local language(s); destruction of confiscated equipment, machinery and products; restriction and/or prohibition of duty-free sales; substantial testing of smoke constituents other than tar, nicotine and carbon monoxide; promotion and support of alternative crops; and product liability laws (where they do not already exist) to hold manufacturers responsible for smoking-related health risks.

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

E.U. Tobacco Products Directive (2001/37/EC)

In June 2001, the European Union passed a directive on the manufacture, presentation and sale of tobacco products, which provides for, inter alia, new and larger health warnings on the front and back of tobacco products packs, a ban on product descriptors such as “light” and “mild”, new maximum tar, nicotine and carbon monoxide yields of 10, 1, and 10 mg respectively, as well as extensive product testing and the yearly submission of information on ingredients and additives to national authorities.  Imperial Tobacco, together with BAT, challenged it on the grounds that it violated several principles of European law.  In December 2002, the European Court of Justice ruled that the directive was valid and therefore should be transposed into Member States’ national regulations.

The requirement for implementing the directive into national regulation also applies to the new E.U. Member States who joined on May 1, 2004 and the directive has now been implemented in all 25 E.U. Member States.

In July 2005, the European Commission published its first draft report on the application of the E.U. Tobacco Products Directive.  The report does not call for immediate changes to the directive and the Commission intends to follow guidelines proposed through the Conference of the Parties under the FCTC.  There will be no change to the directive without new internationally agreed International Organization for Standardization (“ISO”) standards and, for the time being, maximum tar, nicotine and carbon monoxide yields will not change, nor will other smoke constituents be measured.  Furthermore, the report encourages Member States to adopt pictorial health warnings.

Of particular concern to us is the proposal to consider the definition of ingredients by WHO’s Scientific Advisory Committee on Tobacco Products Regulation, which would widen the scope of the E.U. Tobacco Products Directive considerably by including, inter alia, substances used in agronomy, production and packaging.  There was no firm proposal to develop a common list of ingredients, chiefly due to the difficulty of establishing criteria for the approval or prohibition of ingredients, given that there are no clear accepted tests for measuring toxicity.

Following the European Commission decision of September 2003 on the use of color photographs or other illustrations as health warnings on tobacco packages in the 25 E.U. Member States, the library of approved images was launched in May 2005.  The library consists of 42 images and illustrations – three for each of the 14 rotating warnings which currently appear on the back of packs.  Member States that choose to require pictorial health warnings must select the images from this library, but they may choose the particular warning illustrations that are best adapted to consumers in their countries, taking into account cultural practices, sensibilities and context.  The European Commission has also sent a DVD with the technical specifications to Member States.

Belgium has already adopted legislation requiring pictorial health warnings to be introduced for cigarettes once the Commission has finalized the technical specifications.  The Belgian regulation requires the use of all 42 pictorial health warnings spread over three years in sets of 14 warnings each with a yearly rotation.  We challenged this regulation on January 30, 2006.  The Flemish Retail Organization shared our concerns and filed a challenge on the same day.  It is expected that these cases will be decided in 2007.

The U.K. government was planning to launch a consultation on the use of pictorial health warnings towards the end of 2005, but this has been postponed, pending cross-Government approval.

The directive also required manufacturers and importers to submit details of all ingredients used in tobacco products to each Member State, along with any available toxicological data.  Starting in December 2002, we have submitted ingredient information and toxicological data in all Member States, even in the absence of national regulations.  The format in which the ingredient information was submitted has been accepted by most Member States.  However, The Netherlands has rejected this format and required the submission and publication of the detailed recipes of all tobacco products sold in the Dutch market.  We believe that the Tobacco (lists of Ingredients) Regulation 2003, which provides for publication of ingredients and formulae of tobacco products, goes beyond what is allowed by the E.U. Directive on which the Dutch regulation is based.  Like any company we have concerns about revealing unique product formulae and, together with other leading tobacco manufacturers, we began legal proceedings in September 2003 to prevent this.  A verdict was handed down on December 21, 2005, stating that we need to submit full ingredients information per brand to the Dutch authorities.  However, it acknowledges that the ingredient information demanded constitutes a trade secret, which can only be published if no disproportionate harm is caused to us by this act.  We are currently considering the consequences of this ruling.  Any potential appeal has to be filed by March 21, 2006.  We expect that the Belgian authorities will await the outcome of the Dutch case before imposing sanctions for non-compliance with Belgian regulations.  To date, the Belgian authorities have not insisted on companies submitting by brand, although their template does require it.

Advertising and Sponsorship

In May 2003, the E.U. passed a new Advertising and Sponsorship Directive (E.U. Directive 2003/33/EC).  The new directive is narrower in scope than its predecessor, which was annulled by the European Court of Justice in October 2000, and places greater emphasis on cross-border advertising and sponsorship.  The main provisions include a ban on tobacco advertising in printed media, radio broadcasting and on the internet.  However, we believe it still contains several flaws of the former directive.

The E.U. advertising ban as prescribed by E.U. Directive 2003/33/EC of May 26, 2003 had to be implemented into national legislation of all E.U. Member States by July 31, 2005 at the latest, prohibiting all advertising:

•      in the press except publications intended exclusively for professionals in the tobacco trade and publications which are published and printed in third countries where these publications are not principally intended for the E.U. market;

•      on radio broadcasts (TV advertising is governed separately by Directive 89/552/EC);

•      in information society services (such as the internet, as defined by Article 1(2) of Directive 98/34/EC); and

•      through tobacco-related sponsorship, including the free distribution of tobacco products.

However, not all Member States have yet transposed the directive into national law.  The previous advertising directive, annulled by the European Court of Justice on October 5, 2000, permitted a derogation for exceptional global events (i.e. Formula One automobile racing, the World Snooker Championship and the World Darts Championship) until October 2006.  The new directive does not provide transition periods for such events.

Although the German government has once again initiated legal proceedings with the European Court of Justice to annul parts of the directive, implementation of the directive went ahead as planned.  A hearing before the European Court of Justice took place on December 6, 2005 and the final ruling is expected in the first half of 2006.

In the United Kingdom, the Advertising and Sponsorship Act came into force in February 2003, banning all advertising except at the Point of Sale.  The latter is regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 which took effect on December 21, 2004 for England, Wales and Northern Ireland.  Under the regulations, tobacco advertising inside tobacconists is limited to a total surface equivalent to one A5 size sheet of paper (approximately 81/4 x 57/8 inches) including a 30% health warning and a National Health Service Quitline telephone number.  Furthermore, advertising on tobacco vending machines is limited to one true image of a tobacco product sold from the relevant machine.  Scotland has passed almost identical regulations under the Tobacco Advertising and Promotion (Point of Sale) (Scotland) Regulations 2004, which also took effect on December 21, 2004.

In Ireland, the Office of Tobacco Control has been established and the Public Health (Tobacco) (Amendment) Act 2004 has come into force.  The Act prohibits sales of cigarette packs containing fewer than 20 cigarettes and the advertising of tobacco products or their display at the Point of Sale.  Together with other leading tobacco manufacturers we have challenged the Act, because we believe that it infringes constitutional law and goes beyond what is required by the E.U. Product or Advertising and Sponsorship Directives.  A number of preliminary hearings have been held to date but the substantive hearing has not yet taken place.  In the most recent hearing, the Irish State was denied discovery of Point of Sale files from the companies.  The State may lodge an appeal to this finding.

Tobacco advertising and sponsorship is regulated in many of our key markets, with Hungary, Slovenia and New Zealand having comprehensive bans in place.  Where regulated, the scope is similar world-wide; most countries have banned television and radio advertising, while advertising in cinemas, the national press, on (outdoor) billboards and posters and at the Point of Sale is more or less heavily restricted and in some cases subject to accompanying health warnings (for example in Poland, Russia and Ukraine).  Sampling, which is the distribution of free cigarettes, and sponsorship of cultural events is generally prohibited.

On June 25, 2004 the Australian government announced that cigarette packs will be required to carry graphic health warnings occupying 30% of the front and 90% of the back of packs within 18 months of the regulations being published.

Following Philip Morris (Australia) Ltd.’s (“PMAL”) and British American Tobacco Australia Ltd.’s (“BATAL”) undertaking to the Australian Competition and Consumer Commission (“ACCC”), Imperial Tobacco Australia signed an undertaking with the ACCC in November 2005 to remove descriptors such as “mild” and “light” and tar and nicotine yield information from packs.

Furthermore, both PMAL and BATAL have paid A$4 million each to the ACCC which directs funds to national programs and advertising campaigns which address smokers of low yield products and general health issues.  Imperial Tobacco Australia Ltd. has announced an A$1 million contribution.

Smoking in Public Places

In a number of the markets and regions in which we operate the debate on the introduction of restrictions or outright bans on smoking in public places and in the workplace has intensified, most notably in Ireland and Italy where heavy restrictions were introduced in 2004 and 2005 respectively.

We support sensible regulation but believe that outright bans are unnecessary and disproportionate.  The Irish experience, where a total ban was implemented in public places and hospitality venues, confirms our view on the impact of such bans, as it has been suggested that the negative impact of Ireland’s smoking ban was limited to the first year and tapers off over time.

On February 14, 2006, the House of Commons voted in favor of a total ban on smoking in enclosed public places in England, including pubs, restaurants and private member clubs. The ban is due to be implemented in the summer of 2007, subject to approval by the House of Lords.  The Welsh Assembly has agreed in principle to a total ban but has yet to vote on the issue.

In Scotland, a total ban will take effect on March 26, 2006.  Further, the Health Minister of Northern Ireland announced in October 2005 that a smoking ban will be introduced from April 2007.

Some countries, however, are pursuing what we consider to be a more balanced approach.  The German government entered into a voluntary agreement with the German Hotel and Restaurant Association (DEHOGA) in March 2005 under which 90% of hospitality venues that offer food must gradually increase their non-smoking area to reach 50% by March 2008.  In The Netherlands, a workplace smoking ban took effect on January 1, 2004.  With regard to the hospitality industry, agreement was reached with the Ministry of Health on a self-regulation system: no general smoking ban will be introduced in hospitality venues until the end of 2008.  In return, the hospitality industry will increase non-smoking areas in all venues.  Furthermore, the hospitality industry will need to undertake efforts to decrease on-site sales of tobacco products by the end of 2008.  The self-regulation system will be reviewed on a yearly basis.

In New Zealand, the exemption from the public smoking ban granted to the hospitality industry expired on December 10, 2004.  From that date, all venues have had to be completely smoke free.

We remain committed to continuing to work constructively with individual governments and other regulatory bodies to ensure the sensible and proportionate regulation of tobacco products.

Legal Environment

Tobacco manufacturers in the United Kingdom and elsewhere in Europe have been subject to claims being made or threatened by individuals seeking damages for alleged smoking-related health effects.  The first action brought against a tobacco manufacturer in the United Kingdom for alleged smoking-related health effects is believed to have been in 1988.  To date, no judgment has been entered and, to our knowledge, no action has been settled, in favor of a plaintiff in any such action against a tobacco manufacturer in the United Kingdom.  Only three tobacco-related health cases have ever proceeded to trial in the United Kingdom.  In one claim, which did not involve us, judgment was entered for the defendants.  In another claim, a group action against us and another manufacturer was abandoned following a preliminary hearing on the issue of limitation in which judgment was made in our favor.  In the third claim, which was commenced by Alfred McTear against us in 1993, judgment was given in our favor on all counts in May 2005.

The majority of our turnover has historically been derived from sales in the United Kingdom, where the current legal environment is different from that in the United States.  In fiscal 2005, none of our turnover was derived from sales of tobacco products in the U.S. duty-paid market and approximately 0.13% (fiscal 2004: 0.13%) was derived from sales of tobacco products in the U.S. duty free market.  Unlike in the United States, claims in the United Kingdom can only be brought on behalf of named plaintiffs, not on behalf of an unnamed class.  Cases are tried before a judge, not a jury.  In addition, in U.K. personal injury cases, the unsuccessful party is generally liable for a substantial proportion of the successful party’s costs, including counsels’ fees.  Exemplary damages, which are similar to punitive damages, can only be awarded in exceptional cases in England, Wales and the Republic of Ireland, where it can be established that a defendant acted intentionally and/or with complete disregard for a plaintiff’s interests.  If awarded, exemplary damages are much more limited in amount than may be the case in the United States.  To our knowledge exemplary damages have not to date been claimed against a tobacco manufacturer in England and Wales.  They cannot be claimed in Scotland.

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

Other than as disclosed below, we are not a party to any litigation which, in our opinion, could reasonably be expected to have an adverse effect on our financial condition or results of operations.

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

Litigation in Northern Ireland

In Northern Ireland, a writ was issued on February 2, 1998 (Pauline Stevenson -v- Gallaher Limited and Imperial Tobacco Trading Limited) in which the plaintiff claims damages for alleged smoking-related health effects.  To date no writ has been served and the time for doing so has now expired.

A letter before action sent on behalf of a Kevin Donnelly was received in August 2001.  There has been no further contact with the plaintiff’s solicitors since then and the claim is now time-barred.

Litigation in Scotland

There is currently one legal action in Scotland against Imperial Tobacco Limited (Traynor -v- Imperial Tobacco Limited).  The pursuer (plaintiff) alleges damage to his health resulting from cigarette smoking.  Legal aid has been refused.  The pursuer represents himself.  A commission took place in May 2001 at which Mr Traynor gave evidence to be used in the event that he is unable to attend trial.  Following the commission Mr Traynor lodged his Record (particulars of claim) at court, but did so outside the time limit.  While this does not result in Mr Traynor’s claim being dismissed, the case will not now proceed until either he or we bring a motion to allow the late Record.

Following the judgment in McTear (see below), legal representatives for nine other pursuers whose actions were at that time still pending against us, confirmed that they did not intend to continue with the outstanding actions.  Six actions – Barr, Havelin, Campbell, Cambridge, Boyd and Corr – were discontinued in February 1, 2006; two further actions – Mason and Martin – were discontinued on February 2, 2006; and the ninth action, Stewart, was discontinued on February 3, 2006.

Three other claims against us had previously been abandoned in 2001.  The claims of Dunsmuir -v- Imperial Tobacco Limited, Forsyth -v- Imperial Tobacco Limited and Samson -v- Imperial Tobacco Limited were officially abandoned on April 10, 2001, April 20, 2001 and August 1, 2001, respectively.

One other action, Dougan –v- Imperial Tobacco Limited, was formally discontinued on August 18, 2005.  Limited costs were recovered from this pursuer.

Only one action, McTear -v- Imperial Tobacco Limited, actively progressed in court.  This action was commenced in the Court of Session in Scotland in January 1993 by Alfred McTear, and was subsequently pursued by his widow, Mrs Margaret McTear.  She claimed that Mr McTear’s lung cancer was caused by smoking our products.  She originally sought £500,000 in damages, plus interest, but at proof (trial) claimed only £185,000.

Mrs McTear did not receive legal aid.  Four applications for legal aid were refused.  Appeals against those refusals were unsuccessful.  Her legal advisers had previously stated that they were acting on a no-win no-fee arrangement.

Proof commenced on October 7, 2003 and ended on February 20, 2004.  On May 31, 2005, Lord Nimmo-Smith gave judgment.  His Lordship dismissed the claim in its entirety, finding that Mrs McTear’s case failed on every issue on which he would have needed to find in her favor in order to hold Imperial Tobacco liable in damages.  Mrs McTear has not appealed the decision and the time to do so has expired.

Litigation in the Republic of Ireland

In the Republic of Ireland, plenary summonses have been issued against John Player and other tobacco companies over the period October 17, 1997 to January 21, 2003, naming 446 individuals seeking damages for alleged smoking-related health effects.  Since 1997, 426 of these claims have been dismissed, discontinued or confirmed as not proceeding by the relevant plaintiff firm, leaving a total of 20 individual claims outstanding against the tobacco companies.  As at February 9, 2006, 13 plaintiffs are seeking damages either jointly against John Player and other companies or solely against John Player.  (Ten of the plaintiffs are legally represented by the law firm Beauchamps, two by Guilfoyles and one by John Devane Solicitors, as detailed below).  Two of these claims have been dismissed and the appeals are pending.  All 13 individuals have served originating summonses and statements of claim have also been served in all of these claims.  No trial dates have been fixed in respect of any claim against John Player.

The reduction in the total number of claims is largely due to an attempt by some of the plaintiff law firms to determine which of the individuals they represent should proceed with their claims, together with a withdrawal from the litigation by Ward & Fitzpatrick, and a partial withdrawal by Guilfoyles which is discussed in more detail below.  As part of this process the plaintiff firms have identified a number of claims which will not be proceeding or where it has not been possible to obtain instructions from the plaintiffs.  We have therefore been able to secure the dismissal of a number of claims for want of prosecution.

In total, 55 statements of claim have been served on us since the proceedings commenced.  The first of those statements of claim was served on February 5, 1999 on behalf of John Fitzgerald.  Mr Fitzgerald's claim was discontinued on March 1, 2002.  On March 6, 2002 a costs order was made, in favor of John Player, against Mr Fitzgerald.  On February 3, 2003 these costs were assessed by the court at €136,355 (approximately £92,000).  Mr Fitzgerald’s lawyers have said he has no assets or available income to pay these costs.  We have asked the plaintiff’s lawyers for an explanation as to why this claim was brought by them on behalf of Mr Fitzgerald.

On June 17, 2002, the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the plaintiffs Vincent Mallon and Margaret Delahunty.  Notices for particulars have been served in respect of each plaintiff.  Replies to particulars were served on us in respect of Vincent Mallon on September 17, 2003 and in respect of Margaret Delahunty on October 2, 2003.  Mr Mallon and Ms Delahunty are seeking €86,385 and €141,050, respectively (approximately £59,000 and £96,000, respectively), for the costs of purchasing cigarettes during their lifetimes.  They are also seeking, among other things, unspecified damages and an order that the Minister take such steps as are necessary to prohibit the sale of tobacco products in the Republic of Ireland.  A further eight statements of claim have been served on us by Beauchamps during December 2003.  In February 2003, Beauchamps applied to the High Court for orders joining the Irish State amending various summonses to include new causes of action in these ten cases.  Amended summonses have now been served in these ten cases.

The defendants have issued motions to dismiss on the grounds of procedural and inherent delay all in ten of these outstanding claims.  In one of these cases, the plaintiff has died (Christopher Cummins) and the proceedings have not yet been reconstituted by his estate.  Replying affidavits have been received in all nine of the other cases.  A further exchange of affidavits has since taken place.  These motions have now been listed before the court in the list to fix dates.  The state has also issued motions to dismiss the claims against them in these nine cases.  These motions may be heard around June or July 2006.

Another Beauchamps/McDonnell case (Raymond Garland) was dismissed by the Master and was appealed.  Beauchamps/McDonnell applied to come off record.  The appeal against dismissal was listed before the Court on April 22, 2005 and was conclusively dismissed.

On September 23, 2002 the law firm Ward & Fitzpatrick served a statement of claim on behalf of Patricia Daynes.  Ms Daynes was claiming unspecified damages.  On November 22, 2002 we were served with 30 additional statements of claim by Ward & Fitzpatrick which are almost identical in substance and structure to the statement of claim served on behalf of Patricia Daynes.  However, this figure includes a number of cases where dismissals have since been ordered or where the plaintiff has discontinued the claim.  Notices for particulars were served in respect of 17 of these claims.  Such notices were not filed where motions to dismiss claims were pending or, in the case of three claims, where we issued a motion seeking to set aside an order extending the time for service of the summons.  That motion was heard in two cases (Butler and Reilly) before Mr Justice de Valera on October 13, 2003.  Justice De Valera set aside the order extending the time for service in April 2004.

In respect of the third case (Olohan), the motion seeking to set aside the order granting renewal and extension of time for service was adjourned to the Court’s list to fix dates.  Events were superseded by Ward & Fitzpatrick’s withdrawal from the litigation and the Olohan claim was discontinued.

During the course of 2004, the co-defendants successfully defended appeals against dismissals in respect of plaintiffs represented by Ward & Fitzpatrick before Justice Quirke in March 2004 and further claims by Ward & Fitzpatrick were dismissed by Ms Justice Finlay-Geoghegan in July 2004 on the grounds of both procedural and inherent delay.  As a consequence, Ward & Fitzpatrick obtained instructions to discontinue all but four of their clients’ claims.  Ward & Fitzpatrick has come off record in respect of those remaining four plaintiffs.  Two of the claims were voluntarily discontinued by the plaintiffs themselves and the remaining two were dismissed by Justice Finlay-Geoghegan on February 10, 2005.

Guilfoyles served statements of claim against John Player on behalf of 11 individuals.  Ten of these statements of claim were served on February 28, 2003.  The statements of claim are very similar in substance and structure.  The plaintiffs are seeking unspecified damages (including aggravated and/or exemplary damages) and various declarations including a declaration that the manufacture, distribution and supply of cigarettes are injurious to the public health generally and the health of each plaintiff.  On July 24, 2003, the Master dismissed the claims of nine of these individuals where statements of claim had been served out of time and awarded costs to John Player.  Guilfoyles served notice that they intended to appeal the Master’s decision to dismiss these nine claims.  We issued a notice of appeal in the remaining case where the Master refused to dismiss the motion and extended time for serving the statement of claim and reserved costs.  The ten motions did not proceed, pending consideration by Guilfoyles of the Ward & Fitzpatrick judgments of Justices Quirke and Finlay-Geoghegan.

On consideration of the Quirke and Finlay-Geoghegan judgments, Guilfoyles advised all of its clients to discontinue.  Guilfoyles subsequently obtained instructions to discontinue from all but two of its clients (T Cambridge and T Butler).  Both of these remaining two claims currently stand dismissed but appeals against these dismissals are expected to be heard in the first half of 2006.  Guilfoyles have issued motions to come off record in these two cases, which will be heard at the same time as the appeals.

In the other case (Margaret O’Driscoll), the statement of claim was served out of time on March 31, 2004.  The statement of claim was returned to Guilfoyles on April 7, 2004, and the claim was subsequently discontinued.

John Devane Solicitors, which represents one plaintiff, Margaret O’Connor, served a statement of claim on May 20, 2004.  The statement of claim was returned as it was served out of time.  Although this claim remains technically “alive”, the plaintiff would have to obtain an extension of time from the court to reserve the statement of claim out of time before being entitled to proceed any further.

Henry P Kelly Solicitors, which represents one plaintiff, served a statement of claim on December 5, 2003, after we issued a motion to dismiss for want of prosecution being issued by us.  This motion was heard on February 13, 2004 and the case was dismissed on March 5, 2004.

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

Litigation in The Netherlands

In The Netherlands, our subsidiary has received letters before action from or on behalf of 44 individuals seeking damages for alleged smoking-related health effects, but 15 of the individuals have now withdrawn their claims.  Of the remaining 29 individuals, 25 are currently represented by one firm of lawyers, Sap Advocaten (formerly Sap De Witte Roth).  We are aware of four other non-represented individuals who may bring claims against our subsidiary.  While there were press reports in February 2003 that Sap Advocaten would institute proceedings in the coming months, no proceedings have been commenced against our subsidiary to date.

Claim letters have also been received in The Netherlands by at least three other tobacco companies, and on June 6, 2005 proceedings were commenced by one of the claimants against one of these tobacco companies.  No proceedings have been commenced against Imperial Tobacco’s subsidiary.  Our subsidiary and/or the other tobacco companies have taken direct evidence from 23 of the 29 current claimants in total.  The testimony given by five of those individuals indicates that they may not have smoked brands manufactured by our subsidiary.  Information provided by Sap Advocaten indicates that a further six individuals may not have smoked brands manufactured by our subsidiary.  Additionally, a number of counter-hearings have taken place, during which testimony from family and friends of five claimants was taken.

Sap Advocaten has taken evidence from seven current or former employees of one of the tobacco companies and evidence from four current or former employees of another tobacco company.  No applications have been made to take evidence from current or former employees of our subsidiary.

In July 2002 it was reported in the press that a foundation had been established in May 2002 to bring a class action against the tobacco industry seeking damages for alleged smoking-related health effects.  The foundation is the successor of three other foundations that had been referred to in press reports during 2000.  The report stated that the foundation had received €250,000 (approximately £170,000) from investors and benefactors and, without advertising, already had 100 claimants.  In November 2002, it was reported in the press that this same foundation now had several hundred potential claimants and several million euros in financial backing.  We are aware that a marketing bureau conducted a calling campaign targeted at people who smoked in order to persuade them to join litigation against the smoking industry.  We do not have any information as to the identity of the marketing bureau or on whose behalf they are acting, and so far as we are aware no claims have been commenced as a result.  There were also press reports in 2000 that two firms had indicated that they will work together in bringing litigation against the tobacco industry on behalf of health insurance companies, but there have been no recent reports regarding this.

Litigation in Germany

In Germany, a claim has been brought against one of our subsidiaries.  The statement of claim named H.F. & Ph. F. Reemtsma GmbH as defendant even though this entity legally no longer existed due to a merger prior to the claim being filed.  However, the court subsequently concluded that our subsidiary Reemtsma was the defendant in this lawsuit.

The claim was brought by Wolfgang Heine, who served proceedings in the Court of First Instance of Arnsberg near Dortmund in Nordrhein-Westfalia on July 8, 2002.  Mr Heine alleges that he has smoked Reemtsma “Ernte 23” since the age of 17 and that he had a cardiac infarction in 1993, from which time he has had cardiovascular difficulties.  He is represented by the same lawyer who acted for claimants in five out of six cases seeking legal aid for claims against tobacco companies in 1999, 2000 and 2001.  All of these were rejected by the courts.

Reemtsma filed its defense on December 24, 2002.  Mr Heine failed to respond to the defense.  However, the value of the claim was subsequently increased (€125,000 for alleged pain and suffering and €88,355 for alleged loss of income (approximately £85,000 and £60,000 respectively)).

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

At the end of November 2003, Mr Heine applied for the statement of facts in the court’s judgment and the findings concerning the factual submissions to be corrected.  This application was denied by the court.  Mr Heine subsequently lodged an appeal against the judgment to the Court of Appeal in Hamm.  Following briefs filed by both parties, the Court of Appeal in Hamm notified the parties on June 21, 2004 of its intention to dismiss Mr Heine’s appeal without an oral hearing and, on July 14, 2004, formally dismissed the appeal.

Mr Heine is now pursuing the only route left open to him and has filed a constitutional complaint with the German Federal Constitutional Court in Karlsruhe.  While we are not party to these proceedings, we believe that it is unlikely that the Constitutional Court will permit the case to proceed.

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

In a further matter, the Hamburg Public Prosecutor has confirmed that on March 16, 2005 a professor at the Institute for Economic Law of the University of Hamburg submitted a criminal complaint against the management of companies manufacturing cigarettes in Germany, alleging fraudulent conspiracy and the sale to the public of substances which are poisoned or which contain substances harmful to health.  The Public Prosecutor is in the process of determining whether there is sufficient evidence to warrant the commencement of an official investigation.  We do not yet know whether Reemtsma has been named in the complaint.

Litigation in Poland

Imperial Tobacco Polska S.A. (“ITP”) (formerly Reemtsma Polska S.A.) is a defendant in a claim commenced on June 18, 2001 in the Regional Court in Poznan by an individual claimant, Zbigniew Czarnecki.  Mr Czarnecki is seeking PLN 75,000 (approximately £13,350) for loss of earnings and compensatory costs for medical treatment and suffering caused by his laryngeal cancer, diagnosed in 1994, which he alleges was caused by smoking cigarettes manufactured by Wytwórnia Wyrobów Tytoniowych S.A., a company acquired by Reemtsma, and renamed Imperial Tobacco Polska S.A. following the acquisition of Reemtsma by Imperial.

The claim was served on ITP on January 30, 2002.  Since then ITP has been represented at a number of hearings.  Since June 2004, ITP has lodged a number of expert reports and pleadings at court, dealing with legal causation, scientific causation, addiction, limitation, negligence and public awareness.  At a hearing on June 30, 2004 in the Regional Court in Poznan, the Court decided to appoint an expert otolaryngologist to advise the court on scientific and medical issues, ITP obtained a copy of the report produced by the court expert on November 23, 2004 and both parties filed responses to the report in December 2004.  ITP filed a further pleading responding to the pleading lodged by the claimant on March 3, 2005.  On April 28, 2005 the claimant filed a pleading setting out proposed questions to the court-appointed expert.  On May 13, 2005 ITP filed a pleading commenting on those questions.

On June 14, 2005 the Regional Court in Poznan issued a request to the District Court in Katowice requesting it to examine the two experts who signed the Court-appointed expert’s opinion and setting out the questions to be put to those experts.  This hearing took place on January 9, 2006.  On February 9, 2006, ITP lodged a pleading, commenting on the testimony given by the experts at that hearing.  A further hearing has been schedule for March 1, 2006.  Judgment is expected during the course of 2006.

In a separate matter, on December 3, 2004, ITP received a letter from the Polish Association of Health Promotion and Health Education in Labor Environment seeking (a) funding for itself for an informational campaign and (b) compensation on behalf of Polish smokers on the basis that ITP failed to warn of or concealed the dangers resulting from alleged addiction to nicotine.  The letter threatened to bring a class action against ITP if the company did not enter into negotiations for the compensation of Polish smokers.  Press reports indicated that thousands of people had joined the action and advertisements for potential claimants have appeared in the Polish press.  ITP responded to the letter on January 7, 2005 denying the claim.  On February 4, 2005, the Association filed statements of claim on its own behalf and on behalf of unnamed individuals against a number of tobacco companies, including ITP.

On April 28, 2005, following various pleadings filed by Imperial and the Association, and an order that the Association cure procedural defects in the statement of claim, the Regional Court in Poznan ordered that the part of the statement of claim relating to claims brought on behalf of individuals be returned to the Association.  This decision was affirmed by the Appeal Court in Poznan on September 22, 2005.  Therefore, the order that the part of the statement of claim relating to claims brought on behalf of individuals be returned to the Association is now final and binding.

On November 14, 2005 the Association’s statement of claim was served upon ITP.  ITP filed its reply on November 28, 2005.  On December 23, 2005 ITP filed a further pleading requesting the Regional Court in Poznan to require the Association to pay the court registration fee.  A hearing took place on January 18, 2006 at which ITP was informed that the Association had filed a written request of a stay of proceedings and provided with a copy of that request.  However, the Court refused to stay the proceedings and indicated that it would hand down judgment on February 1, 2006.  On February 1, 2006, the Regional Court in Poznan gave judgment dismissing the statement of claim and awarding ITP PLN 7,200 (approximately £1,300) in costs.  This decision may be appealed.  At the hearing on January 18, 2006, the Court also confirmed that Marek Nowakowski filed a pleading in the Regional Court in Poznan on January 9, 2006 purporting to join in the Association’s civil action and claiming 100,000 PLN (approximately £17,800).  The Court confirmed that it would treat this as a separate claim.  ITP has not yet been served with this claim.

On March 14, 2005 ITP received a further letter from the Association alleging criminal conduct on the part of individual members of the management boards of tobacco firms operating in Poland, including ITP, arising from their alleged concealment of the dangers resulting from alleged addiction to nicotine.  ITP responded to the letter on March 30, 2005 denying the allegations.  In early April 2005, the Association filed a formal notification of criminal offences alleged against ITP and other tobacco companies with the General Public Prosecutor in Warsaw.  The notification was eventually passed to the District Public Prosecutor for Krakow-East Central who, on May 17, 2005, took the decision not to initiate proceedings against any of the tobacco companies or their officers.  This decision was sent to the Association on May 20, 2005.  ITP understands (from a document attached to the Association’s request for a stay in the Association’s civil case) that the Association has lodged an appeal against the decision of May 17, 2005, and that the District Public Prosecutor for Krakow-East Central made a decision dated August 17, 2005 on the refusal to accept this appeal, and that the Association then lodged an appeal against the decision of August 17, 2005 which was successful.  If correct, the District Public Prosecutor for Krakow-East Central will have to decide the Association’s appeal against the May 17, 2005 decision on the merits of the case.

In a separate matter, a statement of claim dated April 1, 2005 was filed by an individual claimant Piotr Kowalski, in the Regional Court in Poznan.  The statement of claim has not been served on ITP.  Mr Kowalski claimed that he was addicted to ITP’s cigarettes, that he was not informed of the risks associated with smoking and that he suffers from bronchial asthma.  He sought damages of PLN 40,000 (approximately £7,100).  Due to the low value of the claim, the case was transferred from the Regional Court of Poznan to the District Court in Poznan.  On May 20, 2005 the Court requested Mr Kowalski to cure procedural defects in the statement of claim.  The claimant failed to do so and on June 17, 2005 the Court ordered that the statement of claim be returned to Mr Kowalski.

This decision was not appealed.  On July 19, 2005 the Court issued an order stating that the return of the statement of claim had become final and binding as at July 2, 2005.

In a further separate matter, a statement of claim dated August 24, 2005 has been filed by another individual claimant, Helena Bierówka, in the District Court in Bochnia.  The statement of claim has not yet been served on ITP.  Ms Bierówka alleges that she is addicted to Route 66 cigarettes, that cigarettes did not carry warnings about the risks associated with smoking and that she suffers from bronchial asthma and other health complaints.  She claims damages of PLN 50,000 (approximately £8,900).  On September 27, 2005, the case was transferred to the District Court in Poznan.  On October 7, 2005, the District Court in Poznan requested Ms Bierówka to cure certain procedural defects in the statement of claim by providing the Court with an additional copy of the statement of claim and paying the court registration fee.  On October 11, 2005, ITP filed a pleading setting out further procedural defects in the statement of claim.

Ms Bierówka provided the Court with a copy of the statement of claim and requested a waiver of court costs.  On October 17, 2005 the District Court in Poznan ordered Ms Bierówka to provide information on her financial status in order to assist the Court’s decision concerning the waiver of court costs.  On November 3, 2005 the Court dismissed Ms Bierówka’s request to waive court costs.

Following an appeal, the District Court in Poznan revoked its decision of November 3, 2005 and, on November 21, 2005 made a decision to allow the waiver of the court registration fee in excess of PLN 100.  Ms Bierówka did not appeal this decision and was subsequently ordered by the Court to pay the court registration fee of PLN 100.  ITP understands that Ms Bierówka has not complied with the Court’s order within the required deadline and that the Court will therefore order that the statement of claim be returned to her.

U.K., Irish, Dutch and Belgian government litigation

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

In April 2004 we challenged, together with other leading tobacco manufacturers, the Republic of Ireland’s Public Health (Tobacco) (Amendment) Act 2003 and Regulations based on it.  The Act implements the E.U. Product Directive and the E.U. Advertising and Sponsorship Directive.  It prohibits, among other things, cigarette packs containing less than 20 cigarettes as well as advertising and display of tobacco products at the Point of Sale.  Together with other leading tobacco manufacturers, we have challenged the Act because we believe that it infringes Irish constitutional law as well as European Union law.  The Commercial Court in Dublin is scheduled to hear the case in the course of 2006.

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

In September 2003 we, along with other tobacco companies, submitted a court challenge against the Dutch government’s implementation of Directive 2001/37/EC of the European Parliament and of the Council on the approximation of the laws, regulations and administrative provisions of the Member States concerning the manufacture, presentation and sale of tobacco products of June 5, 2001.  We have asserted that the Dutch implementation measures (the Tobacco Act and accompanying Regulation) require product information relating to ingredients to be disclosed in a manner that can, among other things, jeopardize vital trade secrets protected by the Directive, E.U. law, international public law and Dutch law (both civil and administrative).  Apart from Belgium, The Netherlands is the only jurisdiction among the E.U. Member States that has interpreted the Directive in this manner.  A verdict was handed down on December 21, 2005, stating that we need to submit full ingredients information per brand to the Dutch authorities.  However, it acknowledges that the ingredient information demanded constitutes a trade secret, which can only be published if no disproportionate harm is caused to us by this act.  We are currently considering the consequences of this ruling.  Any potential appeal has to be filed by March 21, 2006.  We expect that the Belgian authorities will wait for the outcome of this case, because no action has been taken against any of the tobacco manufacturers so far for submitting ingredients information in a different format than required by Belgian law implementing the Directive.

Following the European Commission decision of September 2003 on the use of pictorial health warnings and the publication of the final image library of 42 pictorial health warnings in May 2005, Belgium has adopted legislation to introduce pictorial health warnings in November 2005.  It requires us to print all 42 different color images published by the European Union on cigarette packs sold in Belgium from November 2006.  This will involve continuously rotating sets of 14 images every year, which we believe is unduly burdensome and disproportionate, constitutes an incorrect implementation of Directive 2001/37/EC and the E.U. Commission Decisions on Combined Health Warnings and is in excess of the powers granted to the Belgian Health Minister by Royal Decree.  We challenged this regulation on January 30, 2006.  The Flemish Retail Organization shared our concerns and filed a challenge on the same day.  It is expected that these cases will be decided in 2007.

Litigation in Australia

Peta Lynda Cauvin, formerly Myriam Lynda Cauvin, commenced proceedings against Imperial Tobacco Australia Limited (“ITA”) as the seventh of seven defendants on June 11, 2002.  She claimed that ITA and the local companies of various other defendants represent their overseas parent companies for the purposes of the litigation but none of these companies were made parties to the litigation.  In the case of ITA, the overseas companies are Imperial Tobacco Limited and Imperial Tobacco Group PLC, both based in the United Kingdom.

Ms Cauvin alleged, among other things, that one or more of ITA and the co-defendants (including Philip Morris (Australia) Limited and British American Tobacco Australia Services Limited) have engaged in conduct that was misleading or deceptive or likely to mislead or deceive in contravention of section 52 of the Trade Practices Act 1974 and/or equivalent provisions of the State and/or Territory Fair Trading Legislation.

On August 26, 2005 Justice Bell ruled that the plaintiff was not entitled to claim against overseas companies related to the defendants.  On February 9, 2006 the plaintiff’s claim against ITA was dismissed in its entirety, with costs awarded to ITA.  Ms Cauvin has not yet appealed, although if she decides to do so, she has four weeks in which to file any such appeal.  The claims against the other defendants continue.

Corporate Responsibility

Our objective is to operate a sustainable and profitable business while behaving as a good corporate citizen, integrating corporate responsibility into every aspect of the group.  We recognize that in the ever-changing and competitive market place, corporate responsibility has an increasingly strategic role and we have made advances during the year.

We have now achieved over 75% of the two-year objectives we set in our first Corporate Responsibility Review in 2003.  We have incorporated the remainder which are still relevant into a new set of two-year objectives, which were outlined in our most recent Corporate Responsibility Review, published in December 2005 (the “2005 Review”, available on our website at www.imperial-tobacco.com).  We believe that there is a real need for informed debate on significant issues of public interest and so in our 2005 Review, we have provided more information on issues such as product stewardship, social performance, occupational health and safety and environment management.  We have increased our interaction and engagement with stakeholders and a number of regional employee workshops have focused on enhancing our expertise in effective stakeholder relationships.

Over the last year we have reviewed and revised our group policies, which guide and direct how we do business throughout the world, together with our more detailed group standards which amplify and quantify our performance requirements world-wide.  Additionally, we have updated our Corporate Manual for Directors.

We participated in the Dow Jones Sustainability Index process for the first time this year.  Our overall score was 66% compared with an industry sector average of 44%.

Employees

We continue to strengthen and develop our employment practices to reflect the international nature of our business.  We have revised and applied a continuous improvement methodology to our integrated performance management system, providing a route to highlight the development and communication of the behaviors which drive personal performance in the business.

We aim to promote good working relations with employees and their representatives through trade unions, works councils and other organizations and encourage efficient employee communications.  Where reorganization has impacted on employment, we have sought to ensure that affected employees are treated fairly and responsibly.

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

The health and safety of all our employees is a high priority, regardless of location, and our progress on the key issues is reported in our 2005 Review.

Our factory in Wilrijk, Belgium has won the Rene do Jongh national safety award through committed leadership and workforce co-operation.

Our factory in Wellington, New Zealand has achieved the tertiary level requirements for the Government’s ACC Workplace Safety Management Practices Program, for continuous improvement and best practice.

Environmental Impact

We have continued to achieve ISO certification in our manufacturing facilities worldwide, with four more attaining ISO 14001 certification this fiscal year.  This brings our total of certified manufacturing facilities to 17 – including our first in both Eastern Europe and Africa.

We have carried out an extensive analysis of our direct and indirect carbon emissions as part of our climate change strategy.  This has led to the reframing of our energy reduction targets in terms of carbon dioxide emissions and a greater focus on the management options which may deliver significant reductions and energy savings.  In this regard, we continue our collaboration with the U.K. Carbon Trust and the Carbon Disclosure Project.

We continue to improve our overall occupational health and safety, fire and security risk control processes by providing professional support and management at both a Group and functional level.  No fatal injuries occurred throughout our global workforce and our accident rates were stable.  We are increasing our focus on improving our safety performance, concentrating on the underlying causes of lost-time accidents

Our ranking in the 2004 Business in the Community (BITC) Environment Index was 78/168 and our score has increased from 79% in 2003 to 83% in 2004.  Over the last four years, our performance has shown steady improvement.

Social and Community Investment

Our human rights policy requires that we have rigorous and systematic practices in place.  We are setting up audit mechanisms for our compliance with the International Labor Organization core conventions to which we have committed ourselves.  As part of a rolling four-year program, we have now completed 14 assessments of manufacturing facilities using the SA8000 standard as guidance.

Our self-assessment program for our suppliers of tobacco materials has again shown improvements in social and environmental performance.  The equivalent program for non-tobacco materials suppliers shows generally high levels of performance.  These programs have created a platform for further constructive dialogue with suppliers.

Stakeholder engagement training workshops were completed for more than 100 managers worldwide.

We are committed to behaving as a responsible corporate citizen in the communities in which we work and in society as a whole.  To this end, we have continued to expand our community investment activities, committing a total of £1.26m.  Our local community investment programs cover Asia and Australasia, Africa, the U.K. and Germany.  We are now partnering a number of non-governmental organizations (NGOs) in projects such as providing clean water sources in Madagascar and reforestation and deforestation mitigation programs in Malawi, Madagascar and Mozambique.  We are also Board members of the Eliminating Child Labour in Tobacco Foundation, www.eclt.org, which runs many successful projects internationally, notably in Malawi, Uganda, Tanzania, The Philippines and Kyrgyzstan.  In the U.K., we often match the money raised by employees for special projects.  This approach allows us to contribute to those causes that our employees favor.

C     Organizational Structure

Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla U.K. Limited	Manufacture of rolling papers in the United Kingdom

Incorporated overseas Name and country of incorporation	Principal activity
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Dunkerquoise des Blends S.A.S., France	Tobacco processing
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece
Imperial Tobacco Italy Srl, Italy	Marketing of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey
Imperial Tobacco Slovakia A.S., Slovakia	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes in Ukraine
Reemtsma-Ukraine, Ukraine	Marketing and sale of tobacco products in Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S, France	Holding investments in subsidiary companies
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture, marketing and sale of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Sale of tobacco products

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned (2)
Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96.5
Societe Ivoirienne des Tabacs S.A (1), Côte d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobacna Ljubljana d.o.o., Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76.5

In addition the group also wholly owns the following partnership:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany

(1) Listed on the Côte d’Ivoire Stock Exchange.

(2) The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobacna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

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

In most instances our current facilities are operating below their estimated maximum capacity output.  None of our properties is pledged as collateral.

A list of our principal properties is set out below:

	Principal Use	Size	Annual Capacity
Freehold
United Kingdom
Upton Road, Bristol	Group headquarters and registered office	42,700 sq. ft.	Not applicable
Winterstoke Road, Bristol	Factory – cigar manufacture	208,100 sq. ft.	658 million cigars for manufacturing and 1,594 million cigars for packing
Boundary Lane, Liverpool	Factory – pipe, fine cut and snuff tobacco manufacture	318,400 sq. ft.	4,000 tonnes for processing and 7,100 tonnes for packing
Triumph Road and Wollaton Road, Nottingham	Bonded warehouses	561,400 sq. ft.	24,000 tonnes of leaf tobacco

Overseas
Menen, Belgium	Factory – smoking tobacco manufacture and packing	82,600 sq. ft.	4,200 tonnes for processing and 5,200 tonnes for packing
Wilrijk, Belgium	Factory, warehouse and offices – rolling paper manufacture	133,500 sq. ft.	66 billion leaves
Bobo Dioulasso, Burkina Faso	Factory – cigarette manufacture	74,000 sq. ft.	3 billion cigarettes
Bouaké, Côte d’Ivoire	Factory – cigarette manufacture	441,300 sq. ft.	8 billion cigarettes
Dunkerque, France	Factory – cut rag production	59,200 sq. ft.	13,000 tonnes of blended tobacco
Libreville, Gabon	Factory – cigarette manufacture	38,800 sq. ft.	2 billion cigarettes
Berlin, Germany	Factory – cigarette manufacture	673,500 sq. ft.	49 billion cigarettes
Langenhagen, Germany	Factory – cigarette manufacture	948,300 sq. ft.	42 billion cigarettes
Lahr, Germany	Factory – other tobacco products	536,500 sq. ft.	9,000 tonnes of blended tobacco
Trossingen, Germany	Factory – tube manufacture	176,500 sq. ft.	29 billion tubes and tips

	Principal Use	Size	Annual Capacity
Freehold (continued)
Overseas (continued)
Mullingar, Republic of Ireland	Factory – fine cut tobacco processing and packing	87,200 sq. ft.	13,200 tonnes for primary and 14,200 tonnes for secondary processing
Bishkek, Kyrgyzstan	Factory – cigarette manufacture	238,400 sq. ft.	7 billion cigarettes
Skopje, Macedonia	Factory – cigarette manufacture	427,300 sq. ft.	5 billion cigarettes
Antsirabe, Madagascar	Factory – cigarette manufacture	80,700 sq. ft.	5 billion cigarettes
Joure, The Netherlands	Factory & offices – fine cut & pipe tobacco manufacture & packing	208,500 sq. ft.	23,800 tonnes manufactured and 17,600 tonnes packed
Wellington, New Zealand	Factory – cigarette and fine cut tobacco manufacture	167,200 sq. ft.	6 billion cigarettes and 2,200 tonnes of tobacco
Tarnowo Podgórne, Poland	Factory – cigarette manufacture	449,200 sq. ft.	23 billion cigarettes
Dakar, Senegal	Factory – cigarette manufacture	328,900 sq. ft.	6 billion cigarettes
Smolnik, Slovakia	Factory – cigar and pipe tobacco manufacture	133,200 sq. ft.	97 million cigars and 1,500 tonnes primary of pipe tobacco and 8,800 tonnes packing
Kiev, Ukraine	Factory – cigarette manufacture	393,000 sq. ft.	27 billion cigarettes

Leasehold
United Kingdom
Bull Close Road, Nottingham	Regional distribution center	146,200 sq. ft.	6 billion cigarettes
Thane Road, Nottingham	Factory – cigarette manufacture	659,000 sq. ft.	69 billion cigarettes
Treforest Estate, Pontypridd	Factory, warehouse and offices – rolling paper manufacture	30,700 sq. ft.	26 billion leaves

Overseas
Volgograd, Russia	Factory – cigarette manufacture	253,600 sq. ft.	25 billion cigarettes
Manisa, Turkey	Factory – cigarette manufacture	313,200 sq. ft.	6 billion cigarettes

Capacities reflect the relocation of, and new investment in, machinery throughout the year.

In fiscal 2005, we closed our factories in Dublin, Plattsburgh and Montreal, enhancing our productivity and improving operational efficiencies.  In September 2005, we announced the closure of the U.K. rolling papers factory in Treforest, South Wales, and the transfer and consolidation to our larger papers plant in Wilrijk, Belgium.  We also announced plans to restructure our European cigarette operations, including the relocation of the annual manufacture approximately 10 billion cigarettes for the Central and Eastern Europe markets from Germany to Poland.

In Turkey, the construction of our cigarette factory on a greenfield site in Manisa near Izmir was completed in April 2005, when production began.

Item 5:  Operating and Financial Review and Prospects

You should read the following information in conjunction with our consolidated financial statements and the notes thereto included in this annual report.  Our financial statements are prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP.  See note 29 of the notes to our consolidated financial statements for a description of the principal differences and additional disclosures applicable to us for each of the three fiscal years in the period ended September 30, 2005.

In connection with the forward-looking statements that appear in the following information, you should carefully review the cautionary statements referred to in “Disclosure Regarding Forward-Looking Statements” and Item 3D: Risk Factors included in this annual report.

Factors Affecting Results of Operations

Factors which influence the results of our operations are discussed in Item 4B: Business Overview, under Business Operations and Regulatory Issues, respectively.

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

Turnover is driven principally by sales volumes and the prices we are able to charge for our products.

Duty

Increases in duty are driven by increases in sales volumes, sales prices and the rates of duty in the jurisdictions in which we operate.

Turnover excluding duty

Turnover excluding duty represents the amount received by us from customers after deducting duty payable to government authorities.  Management believes that this measure provides a better comparison of underlying business performance, as it removes the distortion in the trends of our turnover and operating margins that are caused by the different excise duty regimes that exist within the markets in which we operate.  This measure is derived from our consolidated statements of income.  See Item 5A: Operating Results.

Turnover excluding duty is driven principally by sales volumes, the prices we are able to charge for our products and the amount of excise duty imposed by governmental authorities in the various jurisdictions in which we operate.

Operating profit

Operating profit represents turnover excluding duty less costs and overheads less other income.  Operating profit is driven largely by changes in turnover excluding duty and in operating costs.  In addition, during the period under review operating profit has been adversely affected by exceptional items resulting from the Reemtsma acquisition.

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

For U.S. GAAP purposes, goodwill arising on acquisitions is subject to an annual impairment review.  We assess the impairment of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.  When we determine that there is an indicator that the carrying value of goodwill may not be recoverable, we measure impairment based on estimates of the fair values of the underlying assets of the reporting unit.

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

Adjustments to earnings resulting from revisions to estimates relating to fixed asset accounting have been insignificant for each of the years in the three-year period ending September 30, 2005.

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

As disclosed in Item 4B: Business Overview – Legal Environment, the group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects.  In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, our Directors believe that the pending actions will not have an adverse effect upon the turnover, profit or financial condition of the group.  Consequently, in respect of any such cases, we have not provided for any amounts in the consolidated financial statements in each of the years in the three-year period ended September 30, 2005.

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

U.S. GAAP requires us to record all derivatives on the balance sheet at fair value.  We have decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for our derivatives, where permitted, and accordingly, under U.S. GAAP, movements in the fair values of derivatives are recorded in the profit and loss account.  We revalue derivative financial instruments every six months.  Any significant changes in the level of market interest rates or foreign currency exchange rates could have a material impact on the fair values of derivatives held in our U.S. GAAP balance sheet and the gains and losses reported in our U.S. GAAP profit and loss account.

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

Our U.K. GAAP pension expense in fiscal 2005 was £33 million (fiscal 2004: £32 million, fiscal 2003: £34 million).

We estimate that the impact of a 0.5% increase or decrease in the discount rate on the U.K. GAAP pension expense would be immaterial.  We estimate that a 0.5% decrease/(increase) in the expected return on plan assets would increase/(reduce) the U.K. GAAP pensions expense by approximately £12 million.  Similarly, we estimate that a 0.5% reduction in the discount rate would increase the pension expense under U.S. GAAP by £16 million, while a 0.5% increase would reduce the U.S. GAAP pension expense by approximately £3 million.  We estimate that a 0.5% decrease/(increase) in the expected return on plan assets would increase/(reduce) the U.S. GAAP pension expense by approximately £12 million.

We review our assumptions in respect of our pension benefits annually.  The impact on earnings and cash flows resulting from revisions to estimates relating to these assumptions have been insignificant for each of the years in the three-year period ended September 30, 2005.

Adoption of International Financial Reporting Standards

Following a regulation issued by the Council of the European Union, all European companies listed on a regulated European securities market will be required to adopt the E.U. endorsed International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board in the preparation of financial statements from 2005 onwards.  This means we will prepare our first financial statements in accordance with IFRS for the year ended September 30, 2006.  The adoption of these standards will lead to some changes in our accounting policies, results and the presentation of the financial statements.

On March 11, 2004, the SEC published proposals under which foreign registrants adopting IFRS for the first time would only be required to provide one year of comparative information instead of two.  These proposals were approved by the SEC on April 13, 2005 and as a result, the opening balance sheet under IFRS for the Group will be as at October 1, 2004.

A statement setting out preliminary information on the implementation of International Financial Reporting Standards was issued to our shareholders by the Directors on November 24, 2005.  This statement can be obtained on our website, www.imperial-tobacco.com.  The information on this website is not incorporated in this report.

A     Operating Results

Results of Operations

The following table gives certain information regarding our results of operations under U.K. GAAP for the periods listed below.  Acquisitions have been included in our consolidated profit and loss from the following dates:

Acquisition	Date included
CTC	May 11, 2004
Skruf	September 14, 2005

The impact on our turnover, profit and financial condition from these acquisitions is not material.

	Fiscal Year
(In £’s million, except percentages)	2003	2004	2005
Turnover including duty(1)
United Kingdom	4,568	4,776	4,722

Germany	2,765	2,478	2,630
Rest of Western Europe	1,635	1,556	1,571
Rest of the World(3)	2,444	2,195	2,332
International	6,844	6,229	6,533
Total	11,412	11,005	11,255

Duty in turnover
United Kingdom	3,808	3,983	3,910

Germany	2,120	1,888	2,000
Rest of Western Europe	983	922	927
Rest of the World	1,301	1,180	1,269
International	4,404	3,990	4,196
Total	8,212	7,973	8,106

Turnover excluding duty(2)
United Kingdom	760	793	812

Germany	645	590	630
Rest of Western Europe	652	634	644
Rest of the World(3)	1,143	1,015	1,063
International	2,440	2,239	2,337
Total	3,200	3,032	3,149

Costs and overheads less other income	2,319	2,147	2,105

	Fiscal Year
(In £’s million, except percentages)	2003	2004	2005
Operating profit before amortization and exceptional items
United Kingdom	406	454	477

Germany	228	237	295
Rest of Western Europe	307	329	326
Rest of the World(3)	194	198	209
International	729	764	830

Operating profit before amortization and exceptional items	1,135	1,218	1,307
Amortization and exceptional items	(254)	(333)	(263)
Operating profit	881	885	1,044

Operating margin before amortization and exceptional items(4)
United Kingdom	53.4%	57.3%	58.7%

Germany	35.3%	40.2%	46.8%
Rest of Western Europe	47.1%	51.9%	50.6%
Rest of the World	17.0%	19.5%	19.7%
International	29.9%	34.1%	35.5%

Total operating margin before amortization and exceptional items(4)	35.5%	40.2%	41.5%

Total operating margin after amortization and exceptional items(5)	27.5%	29.2%	33.2%

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

Fiscal 2005 vs Fiscal 2004

Turnover including duty

Turnover including duty increased by 2.3% to £11,255 million in fiscal 2005 from £11,005 million in fiscal 2004.  Of this, duty represented £8,106 million in fiscal 2005, a 1.7% increase from £7,973 million in fiscal 2004.  The growth in turnover including duty reflected increases in Germany, Rest of Western Europe and Rest of the World, partly offset by a small decrease in the United Kingdom.

In the United Kingdom, turnover including duty decreased by 1.1% to £4,722 million in fiscal 2005 compared to £4,776 million in fiscal 2004.  Of this, duty represented £3,910 million in fiscal 2005, a 1.8% decrease over £3,983 million in fiscal 2004.  The main factors influencing the lower turnover in the United Kingdom were:

•      an estimated U.K. cigarette market decline of around 4% to 51 billion cigarettes;

•      continuing consumer downtrading, with growth in both the ultra low price cigarette and fine cut tobacco sectors, reflecting market dynamics; market shares of Regal, Embassy and Superkings declined slightly, while both Lambert & Butler and Richmond performed well, having 16.0% (fiscal: 2004: 16.2%) and 14.7% (fiscal 2004: 13.2%) of the market respectively and our share of the fine cut tobacco market increased to 66.3% (fiscal 2004: 65.6%);

•      sales volumes of fine cut tobacco increased by 5.0% in fiscal 2005 over fiscal 2004, rising to approximately 2,100 tonnes from 2,000 tonnes as many consumers switched in their continued search for greater value.  Some of this increase was therefore offset by a decline in sales volumes of cigarettes (excluding brands distributed for Philip Morris) of 5.2% to 23.9 billion cigarettes in fiscal 2005 from 25.2 billion in fiscal 2004; and

•      increased prices through manufacturer’s price increases in January 2005 and duty increases implemented in March 2005.

In Germany, turnover including duty increased by 6.1% to £2,630 million in fiscal 2005 compared to £2,478 million in fiscal 2004.  Of this, duty represented £2,000 million in fiscal 2005, a 5.9% increase from £1,888 million in fiscal 2004.  Turnover including duty was affected by the following factors:

•      following successive tax increases over the past few years, the market in cigarettes has continued to fall from an estimated 119 billion in fiscal 2004 to an estimated 101 billion in fiscal 2005, with our own sales (excluding brands distributed for third parties) declining to approximately 20.9 billion in fiscal 2005 from approximately 23.9 billion in fiscal 2004.  Our market share grew to 19.4% (fiscal 2004: 18.9%), with particularly good performances from JPS, Davidoff and West;

•      some of the decline in the cigarette market generally and in our sales has been compensated by an increase in sales of other tobacco products to approximately 10.3 billion cigarette equivalents in fiscal 2005 from approximately 8.7 billion in fiscal 2004.  Our strong volume growth was largely driven by the growth in Singles, up by 36%, although our market share in this sector declined to 24.2% as a result of increased competitor activity.  In the second half of the year our share stabilized reflecting good performances from JPS and the recently launched Fairwind;

•      prices were higher as a result of the impact of the increases in duty levied in March and December 2004 and the manufacturer’s price increases that we implemented in March 2004.

However, in the future, sales of singles in Germany may be adversely affected by a decision of the European Court of Justice that singles tobacco products should be taxed as cigarettes rather than at the lower rate applicable to fine cut tobacco.

In the Rest of Western Europe, turnover including duty increased by 1.0% to £1,571 million in fiscal 2005 compared to £1,556 million in fiscal 2004.  Of this, duty represented £927 million in fiscal 2005, a 0.5% increase from £922 million in fiscal 2004.  The annual regional cigarette market declined by an estimated 2.7% to approximately 329 billion cigarettes (fiscal 2004: 338 billion) while the regional fine cut tobacco market declined by an estimated 1.6% to approximately 30,900 tonnes (fiscal 2004: 31,400 tonnes).  Consumers in the region continued to economize, stimulating growth in the value segments of both cigarette and fine cut tobacco.  The growth in our cigarette market shares more than offset the market volume decline and we saw our sales volumes grow to 17.7 billion cigarettes (fiscal 2004: 16.5 billion).  Key factors affecting turnover including duty were as follows:

•      in The Netherlands, our cigarette market share grew to 4.9% (fiscal 2004: 3.3%) due to the strong performance of West and the introduction of JPS Red and JPS Silver in June in the value segment to capitalize on the continued downtrading by consumers.  Our fine cut tobacco market share was impacted by downtrading, falling to 50.3% in fiscal 2005 from 54.3% in fiscal 2004; however, we have seen encouraging progress since we launched the value brands Zilver and Evergreen during the year;

•      our domestic cigarette market share in Belgium improved in the second half of the year with an encouraging performance from Route 66;

•      in Ireland, we increased cigarette market share (excluding brands distributed for third parties) to 25.0% (fiscal 2004: 24.8%) with growth in Superkings;

•      although our overall cigarette share declined slightly in France to 3.3% (fiscal 2004: 3.5%), we have strengthened our value range by extending the JPS family.  We maintained our market leading position in the fine cut tobacco sector with our share at 29% (fiscal 2004: 29.5%), supported by a good performance by Interval;

•      in Greece, despite downtrading, Davidoff continued to perform strongly in the premium sector with 16.1% volume growth and with the repositioning of West and the launch of Maxim Slims our market share rose to 7.0% (fiscal 2004: 6.8%);

•      in Spain our market share grew to 5.1% (fiscal 2004: 4.5%), mainly due to the success of the JPS brand family.  We are market leaders in the growing fine cut tobacco market and delivered a strong performance with Golden Virginia; and

•      the benefits of investment in a new salesforce in Italy were reflected in our cigarette share which reached 1.6% (fiscal 2004: 1.1%) with growth from Peter Stuyvesant, Route 66 and West.

In the Rest of the World, turnover including duty increased by 6.2% to £2,332 million in fiscal 2005 compared to £2,195 million in fiscal 2004 as our cigarette sales volumes increased to 112.7 billion (fiscal 2004: 107.0 billion).  Of this, duty represented £1,269 million in fiscal 2005, a 7.5% increase from £1,180 million in fiscal 2004.  The E.U. accession countries continued to make steps to bring their duty levels up to the minimum requirements.  Key underlying market factors affecting turnover including duty were as follows:

•      in Asia, we increased our market share in Taiwan to 11.4% (fiscal 2004: 11.3%) with a good performance from Boss, benefiting from the introduction of Boss Blue in July.  In both Vietnam and Laos we grew our volumes and share, with a strong performance from Bastos.  In China, the co-operation with the Yuxi Hongta Group continued to develop with a number of collaborative workshops and the extension of the West brand distribution to Beijing;

•      in Australia, turnover grew despite market declines.  Our cigarette share remained stable at 17.7% (fiscal 2004: 17.7%) with good performances from Peter Stuyvesant and Superkings;

•      in Central Europe, we continued to develop our business in the region despite increasing competition in the ultra low price segment.  In Poland, we regained market share momentum following the repositioning of Route 66 and the introduction of Paramount.  Conditions remain challenging across the region and we continue to focus on balancing profit and volume, with some encouraging recent brand launches of Paramount, Golden Gate and Moon;

•      in Eastern Europe, our volumes grew.  Highlights include our Russian market share, up to 5.3% (fiscal 2004: 5.2%) with growth in Maxim, our improved portfolio in Ukraine with the newly introduced Classic and in the Caucasus volumes rose by over 70%;

•      following the completion of our new cigarette factory in Turkey and our subsequent brand launches into the market in April and September, early progress is encouraging; and

•      in Africa and the Middle East, our turnover grew with positive market share developments in Central and Western Africa, and in the Middle East, Davidoff continued to extend our regional presence with volumes up 27%.

Turnover excluding duty

Turnover excluding duty increased by 3.9% to £3,149 million in fiscal 2005 compared to £3,032 million in fiscal 2004.  The increase reflects increases in all regions.

The main factors affecting turnover excluding duty in each region are outlined above, with the exception of government excise duty increases.

In the United Kingdom, turnover excluding duty increased by 2.4% to £812 million in fiscal 2005 compared to £793 million in fiscal 2004 as a result of the impact of manufacturer’s price increases in June 2004 and January 2005 and the growth in fine cut tobacco offsetting the decline in cigarette volumes.

In Germany, turnover excluding duty increased by 6.8% to £630 million in fiscal 2005 compared to £590 million in fiscal 2004 as a result of the manufacturer’s price increase in March 2004 and the growth in Singles offsetting the decline in cigarette volumes.

In the Rest of Western Europe, turnover excluding duty increased by 1.6% to £644 million in fiscal 2005 compared to £634 million in fiscal 2004.

In the Rest of the World, turnover excluding duty increased by 4.7% to £1,063 million in fiscal 2005 compared to £1,015 million in fiscal 2004.

Operating profit

Operating profit increased by 18.0% to £1,044 million in fiscal 2005 from £885 million in fiscal 2004, reflecting both increased turnover and a reduction in costs and overheads less other income.  Included in costs and overheads are exceptional restructuring costs of £57 million in fiscal 2005 compared to £129 million in fiscal 2004 and goodwill amortization of £206 million in fiscal 2005 compared to £204 million in fiscal 2004.  The exceptional costs in fiscal 2005 mainly related to the closure of our tube factories in Plattsburgh and Montreal, the cigarette factory in Dublin and the planned closure of the rolling papers factory at Treforest in South Wales and a significant headcount reduction at the Berlin factory, following the announced restructuring of our European cigarette operations.

Operating profit before amortization and exceptional items

Excluding amortization and exceptional items, operating profit increased by 7.3% to £1,307 million in fiscal 2005 compared to £1,218 million in fiscal 2004, the result of our focus on sales growth combined with further cost efficiencies from our operations and support functions.

In the U.K., operating profits increased by 5% to £477 million (fiscal 2004: £454 million) as a result of price increases, growth in fine cut tobacco volumes and cost reductions.

In Germany, operating profit increased by 24.5% to £295 million in fiscal 2005 from £237 million in fiscal 2004.  This was due to growth in our cigarette share, increased other tobacco product volumes, price increases and the benefits of cost efficiencies in both manufacturing and trading.

In the Rest of Western Europe, operating profit decreased slightly by 0.1% to £326 million in fiscal 2005 compared to £329 million in fiscal 2004, reflecting the change in sales mix and downtrading within fine cut tobacco.

In the Rest of the World, operating profit increased by 5.6% to £209 million in fiscal 2005 compared to £198 million in fiscal 2004, with our performances across Asia, Eastern Europe, Africa and the Middle East more than offsetting the impact of challenging trading conditions in Central Europe and Duty Free.

Operating margins

Operating margins increased to 33.2% in fiscal 2005 from 29.2% in fiscal 2004.  See below for a discussion of factors affecting regional operating margins.

Operating margins before amortization and exceptional items

Operating margins before amortization and exceptional items increased to 41.5% in fiscal 2005 from 40.2% in fiscal 2004.

In the United Kingdom, operating margins, excluding amortization and exceptional items, increased to 58.7% in fiscal 2005, compared to 57.3% in fiscal 2004.  This increase reflects both price increases and cost efficiencies.

In Germany, operating margins, excluding amortization and exceptional items, increased to 46.8% in fiscal 2005 from 40.2% in fiscal 2004, as a result of manufacturer’s price increases and cost efficiencies.

In the Rest of Western Europe, operating margins, excluding amortization and exceptional items, decreased to 50.6% in fiscal 2005 from 51.9% in fiscal 2004.  This reflects the change in sales mix and the downtrading within fine cut tobacco as consumers continued to economize, stimulating growth in the value segments of both cigarette and fine cut tobacco.

In the Rest of the World, operating margins, excluding amortization and exceptional items, increased marginally to 19.7% in fiscal 2005 from 19.5% in fiscal 2004 with our performances across Asia, Eastern Europe, Africa and the Middle East more than offsetting the impact of challenging trading conditions in Central Europe and Duty Free.

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

In the United Kingdom, turnover including duty increased by 4.6% to £4,776 million in fiscal 2004 compared to £4,568 million in fiscal 2003.  Of this, duty represented £3,983 million in fiscal 2004, a 4.6% increase over £3,808 million in fiscal 2003.  The main factors influencing the increased turnover in the United Kingdom were:

•      increased prices as a result of both manufacturer’s own price increases of 6p to 8p per pack of cigarettes in June 2003 and June 2004 and increases in excise duty levied by the U.K. government which came into force in April 2003 and March 2004; and

•      sales volumes of fine cut tobacco increased by 5.5% in fiscal 2004 over fiscal 2003, rising to approximately 1,900 tonnes from 1,800 tonnes as many consumers switched in their continued search for greater value.  Some of this increase was therefore offset by a decline in sales volumes of cigarettes (excluding brands distributed for Philip Morris) of 0.4% to 25.2 billion cigarettes in fiscal 2004 from 25.3 billion in fiscal 2003.

In Germany, turnover including duty decreased by 10.4% to £2,478 million in fiscal 2004 compared to £2,765 million in fiscal 2003.  Of this, duty represented £1,888 million in fiscal 2004, a 10.9% decrease from £2,120 million in fiscal 2003.  Turnover including duty was affected by the following factors:

•      following successive tax increases over the past few years; the market in cigarettes has continued to fall from an estimated 138 billion in fiscal 2003 to an estimated 119 billion in fiscal 2004.  In this same period, we saw our own sales (excluding brands distributed for third parties) decline to approximately 23.9 billion in fiscal 2004 from approximately 29.7 billion in fiscal 2003;

•      some of the decline in the cigarette market generally and in our sales was compensated by an increase in sales of other tobacco products to approximately 8.7 billion cigarette equivalents in fiscal 2004 from approximately 7.6 billion in fiscal 2003; and

•      additionally, prices paid by consumers increased by 22.8 euro cents, 5.6 euro cents and 11.6 euro cents per 19 cigarettes from March 2004 as a result of increases in excise duty, VAT and manufacturer’s price increases, respectively.

In the Rest of Western Europe, turnover including duty decreased by 4.8% to £1,556 million in fiscal 2004 compared to £1,635 million in fiscal 2003.  Of this, duty represented £922 million in fiscal 2004, a 6.2% decrease from £983 million in fiscal 2003.  The decrease in turnover including duty was mainly impacted by the cessation of a third party distribution arrangement in Belgium.  Successive tax increases across the region led to an overall decrease in cigarette volumes.  We benefited, however, as prices rose and consumers migrated to other tobacco products and downtraded within the cigarette sector.  Duty increases also provided opportunities for manufacturer’s price increases.  Key factors that affected turnover including duty were as follows:

•      in France, fine cut tobacco volumes increased by 15%, while Interval, the market leader, increased market share to 14.9% (2003: 13.2%).  In cigarettes, despite overall market volume declines, we broadly held market share at 3.5% (2003: 3.4%), and extended the JPS brand franchise with the introduction of a make your own product.  Prices paid by consumers in France increased by €1.10 per 20 cigarettes during fiscal 2004, with €1.06 being due to tax and duty increases and the remaining 4 euro cents being a manufacturer’s price increase;

•      the overall market volume for cigarettes in Spain fell by 1%, and market share increased to 4.5% in September 2004 from 4.2% in September 2003.  Prices paid by consumers in Spain increased by 15 euro cents during fiscal 2004, with 10 euro cents being a result of increases in tax and duty and 5 euro cents reflecting manufacturer’s price increases;

•      in Ireland, our cigarette share remained consistent at 24.8% in fiscal 2004 (fiscal 2003: 24.9%), excluding brands distributed for third parties; and

•      following reduced prices for West to a more favorable price point in The Netherlands in February 2004, market share doubled.  This, combined with the performance of Davidoff, brought our cigarette share to 3.3% (2003: 2.7%).  Prices paid by consumers for 20 cigarettes increased by 64 euro cents during fiscal 2004, with 47 euro cents and 17 euro cents being due to tax and duty and manufacturer’s price increases, respectively.  Our fine cut tobacco market share decreased to 54.3% in fiscal 2004 (fiscal 2003: 57.5%), impacted by the growth in the value end of the fine cut tobacco market.

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

•      in Australia, cigarette market share was held at just under 18% in fiscal 2004 (volumes being at approximately 4 billion in both years).  Fine cut tobacco volumes grew from 927 tonnes in fiscal 2003 to 971 tonnes in fiscal 2004 and our share reached 64.1% in fiscal 2004, up from 62.4% in fiscal 2003;

•      in Asia Pacific, cigarette market share in Taiwan remained at over 11%, while in China we undertook a number of initiatives with the Yuxi Hongta Group, including further co-operation to develop the West brand in the key cities of Kunming and Shanghai.  In Vietnam, Bastos market share was up to 8.9% (2003:

8.6%) in a growing market, and the redevelopment of the factory in Laos was expected to improve our quality and provide opportunities to increase volumes in this market.  Our volumes sold in the region increased to approximately 14 billion (fiscal 2003: 12 billion);

•      positive growth trends in Africa and the Middle East continued with some further recovery in the Ivory Coast in 2004; and

•      in our duty-free business, Asian markets rebounded strongly following the impact of SARS in fiscal 2003.  We saw better than expected volumes in accession states ahead of European Union enlargement and encouraging growth in duty free in Turkey and the Middle East led by Davidoff.

Turnover excluding duty

Turnover excluding duty decreased by 5.3% to £3,032 million in fiscal 2004 compared to £3,200 million in fiscal 2003.  The decrease reflected decreases in all regions except the United Kingdom.

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

Operating profit

Operating profit increased by 0.5% to £885 million in fiscal 2004 from £881 million in fiscal 2003.  Included in costs and overheads are exceptional restructuring costs of £129 million in fiscal 2004 compared to £51 million in fiscal 2003 and goodwill amortization of £204 million in fiscal 2004 compared to £203 million in fiscal 2003.  The exceptional costs in fiscal 2004 mainly related to the closure of factories in Central Europe and a number of operational restructurings.  In addition, exceptional costs included the costs relating to the agreed renegotiation of the Formula One contract due to legislative constraints.

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

In the Rest of Western Europe, operating profit increased by 7.2% to £329 million in fiscal 2004 compared to £307 million in fiscal 2003.  This reflected a strong performance throughout the region, with increased cigarette shares in many markets, our strength in other tobacco products and margin improvements.

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

In the United Kingdom, operating margins, excluding amortization and exceptional items, increased to 57.3% in fiscal 2004, compared to 53.4% in fiscal 2003.  This increase reflected price increases and cost efficiencies.

In Germany, operating margins, excluding amortization and exceptional items, increased to 40.2% in fiscal 2004 from 35.3% in fiscal 2003, as a result of manufacturer’s price increases supported by cost efficiencies.

In the Rest of Western Europe, operating margins, excluding amortization and exceptional items, increased to 51.9% in fiscal 2004 from 47.1% in fiscal 2003.  Duty increases provided opportunities for manufacturer’s price increases.

In the Rest of the World, operating margins, excluding amortization and exceptional items, increased marginally to 19.5% in fiscal 2004 from 17.0% in fiscal 2003.  Results were affected by the disposal of two low margin wholesale businesses at the end of fiscal 2003 and adverse foreign exchange movements of £15 million.

Interest

There was a decrease in the group’s interest charge to £184 million in fiscal 2005, compared to £204 million in fiscal 2004, reflecting reduced debt levels and higher levels of floating rate debt, the refinancing of our bank facility at improved margins and maturing capital market debt being replaced with lower cost bank financing.  The impact of the share buyback program led to an increase in the net interest charge of £3 million.

There was a decrease in the group’s interest charge to £204 million in fiscal 2004, compared to £237 million in fiscal 2003, mainly as a result of higher levels of floating rate debt and lower euro interest rates.  This resulted in a cost of debt including fees in fiscal 2005 of 5.3% (2004: 5.6%, 2003: 6.1%); excluding fees the core cost of debt was 5.1% (2004: 5.2%, 2003: 5.6%).  Interest cover before amortization and exceptional items in fiscal 2005 was 7.1 times (2004: 6.0; 2003: 4.8).

Taxation

The tax charge for the year was £286 million (2004: £238 million; 2003: £232 million), representing an effective tax rate of 27.0% (2004: 26.9%; 2003: 27.1%) on profit before non-deductible amortization.  The tax rate on reported profit before tax was 33.2% (2004: 34.6%; 2003: 35.4%).  The group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain.

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

The group consistently converts a high level of operating profit (excluding amortization and exceptional items) into operating cash flow after net capital expenditure and before restructuring payments of £46 million in 2005, with an average conversion rate since 2000 of 90% and 104% in fiscal 2005.  We expect this level of cash conversion to continue in the future.

As at September 30, 2005, we had committed bank facilities of £1.7 billion of which £1.0 billion was utilized.  In addition, we had bilateral uncommitted facilities totaling £133 million, which all were undrawn at September 30, 2005.  Our cash balances and current investments as at September 30, 2005 were £231 million and £25 million, respectively.

The following table sets forth the aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2005.

	Payment due by period
In £’s million	Less than 1 year	1 – 2 years	3 – 5 years	After 5 years	Total
Borrowings	707	1,021	1,236	575	3,539
Unconditional purchase obligations	6	—	—	—	6
Operating lease obligations	10	9	14	13	46
Deferred consideration	55	8	—	—	63
Total contractual cash obligations	778	1,038	1,250	588	3,654

This compares to September 30, 2004:

	Payment due by period
In £’s million	Less than 1 year	1 – 2 years	3 – 5 years	After 5 years	Total
Borrowings	719	796	1,833	579	3,927
Unconditional purchase obligations	12	—	—	—	12
Operating lease obligations	12	10	18	13	53
Deferred consideration	—	56	2	—	58
Total contractual cash obligations	743	862	1,853	592	4,050

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

We reconcile operating cash flow after net capital expenditure to net cash inflow from operating activities as follows:

	Fiscal year
In £’s million, except for percentages	2003	2004	2005
Net cash inflow from operating activities	802	1,241	1,370
Net capital expenditure	(59)	(48)	(63)
Operating cash flow after net capital expenditure	743	1,193	1,307

Operating profit	881	885	1,044
Cash conversion rate after net capital expenditure	84%	135%	125%

Operating profit before amortization and exceptional items	1,135	1,218	1,307
Cash conversion rate before amortization and exceptional items	65%	98%	104%

Fiscal 2005

In fiscal 2005, the group generated £1,307 million (2004: £1,193 million; 2003: £743 million) of operating cash flow after net capital expenditure, representing a cash conversion rate of 104% (2004: 98%; 2003: 65%) on operating profit before amortization and exceptional items.  Net cash generated by operating activities was £1,370 million in fiscal 2005, £1,241 million in fiscal 2004, and £802 million in fiscal 2003.  The fiscal 2005 cash inflow from operating activities represented 131% of operating profit (2004: 140%; 2003: 91%), and was ahead of our adjusted operating profit.

Net cash outflows from returns on investments and servicing of finance were £200 million in fiscal 2005 compared with £212 million in fiscal 2004, mainly as a result of reduced debt levels, higher levels of floating rate debt and replacement of existing/maturing finance at lower cost.  Net interest paid in fiscal 2005 was £12 million higher (fiscal 2004: £5 million higher) than the net interest charge due to the timing of interest payments on our euro and U.S. dollar bonds.

Our capital expenditures in fiscal 2005 were £90 million, reflecting the construction of our cigarette factory in Turkey and ongoing asset replacements, and we would expect our annual level of investment in future years to be no more than £100 million.

Net capital expenditure of £63 million (2004: £48 million; 2003: £59 million) includes receipts from the sale of tangible fixed assets of £27 million (2004: £55 million; 2003: £23 million).  The sale of tangible fixed assets relates primarily to the disposal of surplus land and buildings.

Taxation payments in fiscal 2005 were £239 million (fiscal 2004: £236 million).

Net cash outflows from acquisitions and disposals were £6 million and £447 million in fiscal 2005 and fiscal 2004, respectively.  In fiscal 2005, on September 14, 2005, we acquired a 43% interest in Skruf.  The fair and book values of the net liabilities acquired were £4 million, giving rise to goodwill of £18 million.  The acquisition price, including costs estimated at £14 million, was satisfied by cash consideration in the year of £6 million with deferred consideration of £8 million.  The deferred consideration may increase depending on the performance of the company.  The acquisition agreement relating to the 43% interest in Skruf includes a commitment to acquire the remaining shares by mid 2009 and provides the group with control of the operating and financial policies of Skruf (including its dividend policy).  Accordingly the acquisition has been accounted for as a 100% subsidiary to reflect the substance of the transaction.  In fiscal 2004 we paid £420 million in respect of deferred consideration relating to prior years’ acquisitions (£418 million of which related to the acquisition of Reemtsma).

Dividend payments in fiscal 2005 totaled £373 million, a 14.4% increase compared to £326 million in 2004.  During fiscal 2005 we commenced a share buyback program, spending £201 million on the purchase of our own shares, including expenses.

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

Our capital expenditures in fiscal 2004 were £103 million.

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

We have a range of options for utilizing our cash flow strength, which include other significant acquisitions, bolt-on acquisitions and share buybacks.  As discussed in this annual report, our strategy includes international expansion through tobacco and tobacco-related acquisitions.  While we continue to pursue value-enhancing acquisitions in addition to investing in organic growth, we will continue our share buyback program to maintain an efficient capital structure to enhance returns to shareholders.

We believe that the cash flow generated from our operations, together with amounts available under our existing financing facilities and the ability to suspend the share buyback program in the unlikely event that financing is not available, coupled with the ability to raise funding due to the company’s credit rating profile and our relationships with banks and investors, are sufficient to fund our working capital needs and our anticipated capital expenditure and to meet our contractual obligations and commercial commitments for the next 12 months.

Financing facilities

As at September 30, 2003, the principal financing facilities of the group were made up of a U.S. $600 million (approximately £339 million) global bond, eurobonds of €650 million (approximately £443 million), €100 million (approximately £68 million), €750 million (approximately £551 million), €250 million (approximately £170 million) and €1,500 million (approximately £1,022 million) and a sterling bond of £350 million, sterling private placements totaling £240 million and euro private placements totaling €500 million (approximately £341 million), a senior facility agreement entered into on December 17, 2002, comprising a €600 million (approximately £409 million) committed 364-day revolving credit facility with a term out and an extension option to extend the maturity to a date falling two years after the date of the agreement, a €290 million (approximately £198 million) committed three-year revolving credit facility, a €610 million (approximately £416 million) committed three-year revolving credit and guarantee facility, a €900 million (approximately £613 million) committed five-year revolving credit facility, a five-year uncommitted facility in a maximum amount of £400 million and a €150 million (approximately £102 million) committed 364-day swingline facility.

During fiscal 2004, the financing of the group was changed by the following transactions: sterling private placements to the value of £140 million matured, together with euro private placements of €500 million (approximately £341 million); in December 2003, the maturity dates for both the €600 million (approximately £409 million) committed 364-day revolving credit facility and the maturity date for the €150 million (approximately £102 million) committed 364-day swingline facility were extended to December 14, 2004; the €600 million (approximately £409 million) committed 364-day revolving credit facility was subsequently canceled on September 1, 2004; funding was requested under the £400 million five-year uncommitted facility, £195 million was offered and £145 million was accepted, but not utilized during the period of availability from March 2004 to August 2004; in December 2003, we issued a 15-year sterling bond of £200 million, maturing December 4, 2018, from our euro medium term note program, and this program was also increased from €6 billion (approximately £4 billion) to €10 billion (approximately £7 billion) in June 2004.

During fiscal 2005, the financing of the group has been further changed by the following transactions: the maturity date for the €150 million (approximately £102 million) committed 364-day swingline facility was extended again in December 2004 to December 13, 2005; we also requested additional financing under the £400 million five-year uncommitted facility; £325 million was offered, of which £100 million was accepted; on February 10, 2005 a new bank facility consisting of a €2,250 million (approximately £1,534 million) committed five-year revolving credit facility, a five-year uncommitted facility in a maximum amount of £500 million and a €300 million (approximately £204 million) committed 364-day swingline facility was established, the proceeds of which were drawn down under the facilities and used to repay in full all outstanding loans under the previous senior facility agreement, the commitments under which have been canceled; following the refinancing in February 2005, £50 million of the accepted funding under the £400 million five-year uncommitted facility, was carried over into the new facility, but not utilized during the period of availability from March 2005 to August 2005; the £100 million private placement and our €750 million eurobond (approximately £551 million) under our euro medium term note program matured on November 8, 2004 and June 6, 2005 respectively.  Our euro medium term note program subsequently matured on June 1, 2005.

As at February 10, 2006, our capital market issuance was as follows:

Issue date	Amount		Approximate amount in £	Annual Interest Rate(1)	Maturity	Type
	(in millions)		millions
April 1, 1999	U.S. $	600	£339	7.125%	April 1, 2009	Public
September 27, 1999		€650	£443	6.375%	September 27, 2006	Public
December 13, 1999		€100	£68	6.375%	September 27, 2006	Public
February 15, 2001		€250	£170	6.375%	September 27, 2006	Public
June 6, 2002		€1,500	£1,022	6.25%	June 6, 2007	Public
June 6, 2002		£350		6.875%	June 13, 2012	Public
December 4, 2003		£200		6.25%	December 4, 2018	Public

(1)   Before interest and cross currency swaps (where applicable).

The rate of interest under the matured committed senior facilities (other than the swingline facility) was LIBOR (or EURIBOR for advances in euro) plus a margin determined by reference to our leverage ratio.  The margin at September 30, 2003 was 0.65%; this decreased to 0.55% in December 2003, decreased again to 0.50% in April 2004 and increased back to 0.55% in December 2004.  The rate of interest under the new committed senior facility (other than the swingline facility) is LIBOR (or EURIBOR for advances in euro) plus a margin of 0.375%.

The obligations under the financing facilities of the group are guaranteed by members of the group.  Under our senior facility agreement the obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited are guaranteed by Imperial Tobacco Limited, Imperial Tobacco Finance PLC, Imperial Tobacco Enterprise Finance Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited under the facility agreement.  Under our global bond issuance documentation, the obligations of Imperial Tobacco Overseas B.V. are guaranteed by Imperial Tobacco Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Overseas B.V. under the issuance documentation.  Under our euro medium term note programs the obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Overseas B.V. are guaranteed by

Imperial Tobacco Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Overseas B.V. under the programs.

We have given undertakings and financial covenants in respect of our business and financial position within our financing facilities.  The financial covenants are a minimum ratio of “earnings before interest, tax, depreciation and amortization” (“EBITDA”, as defined within the facility) to net interest (as defined within the facility) and a maximum ratio of net debt (as defined within the facility) to EBITDA.  We have been in full compliance with these covenants since inception of the facilities.  A change of control of Imperial Tobacco would entitle the lending banks to require the facilities to be repaid in full.  The financial covenants under the new committed senior facility are calculated on a similar basis.

Subsequent to September 30, 2005, we have twice requested additional financing under the £500 million five-year uncommitted facility, a total of £334.5 million was offered and we have accepted £234.5 million that is available to be drawn between March 2006 and August 2006; we have extended the €300 million (approximately £204 million) committed 364-day swingline facility to February 8, 2007 and on January 13, 2006 we renewed our euro medium term note program and increased the size of the dealer group to 14 banks.  Under the euro medium term note program the obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC are guaranteed by Imperial Tobacco Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC under the program.

Note 15(v) of our consolidated financial statements included in this annual report shows details of the maturity profile of our committed borrowings as at September 30, 2005.

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

C     Research and Development, Patents and Licenses

Expenditure on research and development, patents and licenses is charged to the profit and loss account as it is incurred.  Total expenditure on research and development in fiscal years 2005, 2004 and 2003 was £0.1 million, £0.2 million and £0.8 million, respectively.

Expenditure on improving manufacturing efficiency and tobacco leaf blend development is included in overheads.

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

E      Off-Balance Sheet Arrangements

Other than arrangements disclosed elsewhere in this annual report, there are no off-balance sheet arrangements that may have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

F      Contractual Obligations and Commercial Commitments

The aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2005, together with the position as at September 30, 2004 are set out in the tables shown in Item 5B: Liquidity and Capital Resources above.

G     Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” in the introduction to this annual report.

Item 6:  Directors, Senior Management and Employees

A     Directors and Senior Management

The following table sets forth information as to our Directors and executive officers as of February 10, 2006:

Name	Age	Position
Derek Bonham	62	Chairman and Non-Executive Director
Iain Napier	56	Joint Vice Chairman and Senior Non-Executive Director
Anthony Alexander	67	Joint Vice Chairman and Non-Executive Director
Gareth Davis	55	Chief Executive and Director
Robert Dyrbus	53	Finance Director
Graham Blashill	58	Sales and Marketing Director
David Cresswell	61	Manufacturing Director
Frank Rogerson	53	Corporate Affairs Director
Colin Day	50	Non-Executive Director
Pierre Jungels	61	Non-Executive Director
Susan Murray	49	Non-Executive Director
Matthew Phillips	35	Company Secretary

Derek Bonham has served as our Chairman and as a Non-Executive Director of Imperial Tobacco since our Demerger from Hanson.  Mr Bonham joined Hanson in 1971, serving as Deputy Chairman from 1993 until February 1997 and as Chief Executive Officer from 1992 until February 1997, as well as Finance Director from 1981 until 1992.  He also served as Executive Chairman of The Energy Group PLC following its demerger from Hanson in February 1997 until July 1998 and as director of The Energy Group PLC from its demerger until October 1998.  Mr Bonham is also a former Non-Executive Director of TXU Corp. (U.S.A.) and has previously served as Non-Executive Chairman of CamAxys Group plc, Songbird Estates plc, Marconi plc and Cadbury Schweppes plc.

Anthony Alexander has served as our Vice Chairman and as a Non-Executive Director of Imperial Tobacco since our Demerger.  He was also our Senior Independent Director until January 31, 2006.  Mr Alexander joined Hanson in 1971, serving as Chief Operating Officer United Kingdom from 1986 until the Demerger and as a Director from 1976 until the Demerger.  He is also a Non-Executive Director of Misys plc and Platinum Investment Trust plc.

Iain Napier has served as a Non-Executive Director of Imperial Tobacco since March 2000 and was appointed Joint Vice Chairman in December 2004.  He was appointed Senior Independent Director on January 31, 2006.  Mr Napier has wide experience in the hospitality, leisure and branded drinks industries.  As a former main board director of Bass PLC, he spent two years as Chief Executive of the Bass Leisure Division before moving on to become Chief Executive of Bass Brewers and Bass International Brewers.  Following the sale of the Bass beer business in 2000 he became Vice President U.K. and Ireland for Interbrew S.A. until August 2001.  He was appointed Group Chief Executive Officer of Taylor Woodrow plc in 2002.  He has also served as a Non-Executive Director of BOC Group plc.

Gareth Davis has served as our Chief Executive and as a Director of Imperial Tobacco since our Demerger.  Mr Davis joined Imperial Tobacco in 1972 and served as Managing Director of our international business from 1988 until 1996 and as Manufacturing Director of cigarette and fine cut tobacco from 1987 until 1996.  He has wide experience in all aspects of our business and has played a key role in the development of both general strategy and our ongoing expansion program.  He is also a Non-Executive Director of Wolseley plc.

Robert Dyrbus has served as our Finance Director since our Demerger.  Mr Dyrbus joined Imperial Tobacco in 1989, when he was appointed Finance Director.  Previously, he was the Financial Controller within Hanson responsible for Imperial Tobacco, British Ever Ready Ltd and Allders Ltd and was one of the three-man Hanson team involved in the strategic reorganization of Imperial Tobacco.

Graham Blashill was appointed Sales and Marketing Director on October 28, 2005.  Mr Blashill joined Imperial Tobacco in 1968 and assumed responsibilities for all the group’s sales and marketing activities in February 2005.  He has been integral to the successful development and implementation of Imperial Tobacco’s strategy for many years and has held a number of senior sales and marketing positions including Managing Director U.K. and Regional Director for Western Europe.

David Cresswell has served as our Manufacturing Director since June 2003.  Mr Cresswell is an electrical engineer by background and joined Imperial Tobacco in 1961.  He has undertaken a number of senior roles and has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions, namely cigarette, paper and fine cut tobacco.

Frank Rogerson has served as our Corporate Affairs Director since June 2003.  Mr Rogerson joined Imperial Tobacco in 1977 and has held a number of senior general management positions, including Managing Director of cigar and fine cut tobacco.  He was Business Development Director at the time of the Reemtsma acquisition.

Colin Day was appointed a Non-Executive Director of Imperial Tobacco in July 2005.  He is Group Finance Director of Reckitt Benckiser plc, having been appointed to its Board in September 2000.  Prior to joining Reckitt Benckiser he was Group Finance Director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc.  He is Non-Executive Director of WPP Group PLC and a former Non-Executive Director of easyjet PLC.

Pierre Jungels has served as a Non-Executive Director of Imperial Tobacco since August 2002.  He has held numerous senior international positions within the oil industry with Shell International, Petrofina S.A. and British Gas PLC.  He became Chief Executive Officer of Enterprise Oil in 1996, leading the business to substantial geographic and financial growth until his retirement in November 2001.  He is also Non-Executive Chairman of Offshore Hydrocarbon Mapping plc and Rockhopper Exploration PLC and a Non-Executive Director of Woodside Petroleum Ltd and Offshore Logistics Inc.

Susan Murray was appointed a Non-Executive Director in December 2004.  Ms Murray was a member of the Board of Littlewoods Limited from October 1998 to January 2004, latterly as Chief Executive of Littlewoods Stores Limited.  Prior to joining Littlewoods, she was Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc.  Ms Murray is a fellow of the Royal Society of Arts, a council member of the Advertising Standards Authority and a Non-Executive Director of Enterprise Inns Plc, SSL International PLC and Wm Morrison Supermarkets plc.  She has also served as a Non-Executive Director of Aberdeen Asset Management PLC.

Matthew Phillips was appointed Company Secretary in October 2004.  He joined Imperial Tobacco’s legal department in 2000, having previously worked for the law firms Linklaters and Burges Salmon.  He was closely involved in the negotiations for Imperial Tobacco’s acquisitions of Tobaccor and Reemtsma.

B     Compensation

The aggregate compensation paid or accrued by us to or for all our Directors and executive officers during the fiscal year ended September 30, 2005 as a group (15 persons) for services in all capacities was approximately £7,717,000.

The following information is provided in respect of our Directors for fiscal 2005:

Emoluments by individual Director	Base Salary	Fees	Super-visory Board Fees	Bonus	Benefits in kind (1)	Sub total	LTIP(2)	SMS(2)	Total 2005	Total 2004
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors
G Davis, Chief Executive	725	—	—	555	21	1,301	797	622	2,720	2,464
R Dyrbus, Finance Director	460	—	—	352	16	828	500	384	1,712	1,528
D Cresswell, Manufacturing Director	330	—	—	230	16	576	155	192	923	834
F A Rogerson, Corporate Affairs Director	330	—	—	230	16	576	164	205	945	860
B C Davidson, Sales and Marketing Director(6)	119	—	—	—	7	126	207	247	580	989
	1,964	—	—	1,367	76	3,407	1,823	1,650	6,880	6,675
Non-Executive Directors
D C Bonham, Chairman	—	260	—	—	2	262	—	—	262	222
A G L Alexander, Joint Vice Chairman	—	75	—	—	5	80	—	—	80	75
I J G Napier, Joint Vice Chairman(7)	—	66	—	—	—	66	—	—	66	40
S P Duffy	—	40	—	—	—	40	—	—	40	40
S Huismans	—	40	22	—	—	62	—	—	62	62
P H Jungels	—	40	—	—	—	40	—	—	40	40
D W Thursfield(9)	—	40	—	—	—	40	—	—	40	35
S E Murray(7)	—	33	—	—	—	33	—	—	33	—
C R Day(7)	—	7	—	—	—	7	—	—	7	—
	—	601	22	—	7	630	—	—	630	514
Former Directors
S T Painter(3)	—	100	22	—	—	122	—	—	122	147
M A Häussler (5)	232	—	—	—	12	244	—	—	244	681
L W Staby (4)	—	—	—	—	—	—	—	—	—	19
B C Davidson(6)	73	—	—	—	4	77	—	—	77	—
	305	100	22	—	16	443	—	—	443	847
	2,269	701	44	1,367	99	4,480	1,823	1,650	7,953	8,036

(1).          Benefits in kind principally include the provision of a company car and health insurance.

(2).          LTIP and SMS represent the value of awards vesting and LTIP options exercised in the year on annual vesting.

(3).          Mr S T Painter retired from the board on May 31, 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

(4).          Mr L W Staby resigned from the board on July 9, 2003, but it was agreed that his remuneration continued until the expiry of his term of office on February 1, 2004.

(5).          Mr M A Häussler resigned from the board on July 9, 2003, but remained an employee receiving his full contractual remuneration until his resignation from employment on April 30, 2005.

(6).          Mr B C Davidson resigned from the board on February 9, 2005 and subsequently left the company on April 30, 2005.  ITG has agreed settlement terms with Mr Davidson following the termination of his employment.  Under the agreement, Mr Davidson could receive a payment of up to £702,000.  This is, however, subject to his duty to mitigate his loss and is to be paid in installments.  In addition, we have transferred Mr Davidson’s company car to him and his rights under the LTIP and Share Matching Schemes have vested up to April 2005, the date he left our employment.

(7).          Mr I J G Napier was appointed Joint Vice Chairman on December 8, 2004.  Ms S E Murray was appointed to the board on December 8, 2004 and Mr C R Day was appointed to the board on July 25, 2005.

(8).          No sums were paid to any Director by way of taxable expenses allowances.

(9).          Mr D W Thursfield resigned from the board on October 28, 2005.

Base salary

Base salary is reviewed annually and is determined by the remuneration committee following detailed consideration of a number of factors including individual responsibilities, performance and external market data.  It is set within a range around the market median of the comparator group to reflect the experience, responsibility, effectiveness and market value of the relevant executive.  The comparator group of companies chosen remains the FTSE 50 excluding companies in the Financial and Pharmaceutical sectors.  Base salary is the only element of the package used to determine pensionable earnings.

Annual cash bonus

For fiscal 2006, bonus performance criteria will again relate principally to group profit growth, however the specific targets are not disclosed since they are considered to be commercially confidential.  For fiscal 2004 onwards, the potential maximum bonus was increased from 66 2/3% to 100% for the Chief Executive and Finance Director and to 75% for other Executive Directors.  However, attainment of these increased bonus levels is subject to achievement of stretching and incremental performance criteria.

During the period under review, bonus targets related principally to the achievement of group profit objectives.  Performance in the year has resulted in bonuses as detailed in the table above being awarded.  Cash bonuses were also earned by other senior executives for achieving performance targets for fiscal 2005.

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

The following table provides the information required by both the Listing Rules of the U.K. Listing Authority and Schedule 7A to the Companies Act 1985 and gives details for each director of:

•       the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end;

•       the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules of the U.K. Listing Authority; and

•       the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors has made additional voluntary contributions.

			Disclosures required under schedule 7A to the Companies Act 1985											Listing Rules
			Accrued pension					Transfer value of accrued pension
	Age at 9/30/05 Years	Pension- able service at 9/30/05 Years	at 10/01/04	Increase during the year		at 9/30/05		at 10/01/04(3)	Increase during the year net of Director’s contri- butions		Director’s contri- butions	at 9/30/05		Increase in accrued pension (net of inflation) during the year		Transfer value of increase (net of inflation)
			£’000	£’000		£’000		£’000	£’000		£’000	£’000		£’000		£’000
G Davis (2)	55	33	443	40		483		5,849	1,376		—	7,225		25		374
R Dyrbus	52	23	199	29		228		2,161	647		—	2,808		22		271
D Cresswell	60	42	200	20		220		3,914	755		—	4,669		13		276
F A Rogerson (2)	52	28	175	22		197		1,880	524		—	2,404		16		194
B C Davidson (1)	49	7	22	3	*	25	*	194	48	*	—	242	*	1	**	14	**

(1) In respect of Mr B C Davidson, the relevant pension and transfer values have been derived from information as at the date he ceased to be a director, February 9, 2005** and the date he subsequently left the company, April 30, 2005*.

(2) In respect of Mr G Davis and Dr F A Rogerson, their accrued pension and transfer values of accrued pension at October 1, 2004 included a small historic pensionable car allowance which was waived, without compensation, by them during the year.

(3) Restated to reflect recalculation of transfer values at October 1, 2004.

The transfer values disclosed above do not represent a sum paid or payable to the individual Director.  Instead they represent a potential liability of the pension scheme.

C     Board Practices

Our board remains committed to high standards of corporate governance, which it sees as a cornerstone in managing the business affairs of the group and a fundamental part of discharging its stewardship responsibilities.  Accordingly, throughout the period under review it has complied with the best practice governance provisions as set out in Section 1 of the Combined Code on Corporate Governance issued by the U.K. Financial Services Authority in 1998 and which was further revised during 2003, which we refer to in this annual report as the Code.

Since Imperial Tobacco Group PLC also has securities registered with the SEC, it complies with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign issuers.  In light of this ongoing obligation, work is currently well underway to enable the group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which are applicable for our financial year ending September 30, 2006.

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

In accordance with our Articles of Association, the appointments of Mr Derek Bonham, Mr Anthony Alexander, Mr Colin Day, Dr Pierre Jungels and Mr Graham Blashill expired at the 2006 annual general meeting and, being eligible, they offered themselves for re-election and were duly re-elected.

Board and board committees

Our board, which meets at least five times a year, currently comprises a Non-Executive Chairman, five other independent Non-Executive Directors and five Executive Directors, with a clear separation of the roles of Chairman and Chief Executive to ensure an appropriate balance of power and authority.  The Chairman is responsible for the leadership of the whole board with the Chief Executive, in conjunction with the Chief Executive’s Committee, responsible for managing the group and implementing the strategy and policies which have been set by the board.

Mr Iain Napier is Joint Vice Chairman (alongside Mr Anthony Alexander) and the recognized senior independent Non-Executive Director to whom any concerns can be conveyed by shareholders.  As further explained below, all of the Non-Executive Directors are, in the opinion of the board, independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgment.  Following disclosure of their other commitments and the results of the board performance evaluation, the board is satisfied that all of the current Non-Executive Directors have sufficient time available to contribute effectively to the board and demonstrate ongoing commitment to their roles.

The composition and balance of the board is subject to continuing review.  This process takes account not only of the overall balance of skills, knowledge and experience on the board but also of the wider provisions of the Code and the results of the annual evaluation of the performance of the board, its committees and individual Directors.

Ms Susan Murray and Mr Colin Day joined the board on December 8, 2004 and July 25, 2005 respectively as Non-Executive Directors.  Both were identified as suitable candidates for appointment by the external search consultancy Whitehead Mann based on role profiles provided by the Nominations Committee.  Mr Iain Napier was also appointed Joint Vice Chairman in December 2004 alongside Mr Anthony Alexander, and Senior Independent Non-Executive Director on January 31, 2006.

On February 9, 2005 Mr Bruce Davidson resigned from the board as Sales and Marketing Director.  His responsibilities for the group’s global sales and marketing activities were transferred to Mr Graham Blashill who was appointed to the board on October 28, 2005.

Prior to the Annual General Meeting, excluding the Chairman, three of the Non-Executive Directors had served slightly in excess of nine years, having been appointed to the board on Demerger in August 1996.  While length of tenure is one of the factors to be taken into consideration when considering director independence under the Code, the board concluded at its meeting in September 2005 that Messrs Simon Duffy, Sipko Huismans and Anthony Alexander continued to contribute effectively and constructively to board debate, to challenge and question management objectively and robustly and at all times to have the best interests of the group in mind.  Furthermore, the board concluded that there was no evidence to suggest that length of tenure was having an adverse impact on their independence.  The board therefore considers that, taking account of all these issues together with the other relevant factors contained in the Code and the Sarbanes-Oxley Act, all seven Non-Executive

Directors (excluding the Chairman) were independent for the purposes of the Code and the Sarbanes-Oxley Act.

Messrs Simon Duffy and Sipko Huismans retired from the board at the Annual General Meeting (the AGM) in January 2006.  It was proposed that Mr Anthony Alexander remains on the board in order to facilitate a smooth transition at senior board level.

The Chairman and Mr Anthony Alexander, both having served in excess of nine years, will offer themselves for re-election annually at the company’s AGM.

Following the disclosure of individual Directors’ external commitments, as part of the board performance evaluation conducted during the year, the board accepted that Mr David Thursfield’s increasing level of external commitments was likely to have an adverse impact on his availability for board and committee matters.  As a consequence the board accepted Mr David Thursfield’s resignation with effect from October 28, 2005.

Over the coming months the board will be seeking to appoint one or more additional Non-Executive Directors to ensure that the board and its committees continue to remain suitably balanced.

The Directors’ biographies, appearing on pages 60 to 61, demonstrate a detailed knowledge of the tobacco industry together with a range of business and financial experience vital to the management of an expanding international company and, in respect of the Chairman, includes details of all his other directorships.

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

All Directors are equally accountable by law for the proper stewardship of the group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business are critically reviewed.  This is intended to ensure that the Directors act in the best long-term interest of shareholders, take account of the wider community of interest represented by employees, customers and suppliers and fully integrate social, environmental and ethical issues into the group’s risk assessment processes.  In April 2005, the board approved a key performance indicator framework of non-financial issues which might be material to the group in any particular year.  The aim of this framework is to provide operational management and the board with an important means of tracking and managing non-financial risk.

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

During fiscal 2005, the Chief Executive’s Committee, comprising the Executive Directors and Company Secretary, the Director of Finance and Planning, the Group Sales and Marketing Director and the Group Human Resources Director, continued to meet on a regular basis to ensure appropriate control and management of day-to-day business matters.  Within the framework of the Chief Executive’s committee, the board delegates day-to-day and business control matters to the Chief Executive and Executive Directors who, with the executive management, are responsible for implementing group policy and monitoring the detailed performance of all aspects of the business.  They have full power to act subject to the reserved powers and sanctioning limits laid down by the board and the group’s standards and policy guidelines.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the remuneration committee, the nominations committee and the audit committee.  The membership and remit of each committee is considered below.  The terms of reference for each of the Committees were comprehensively reviewed in June 2005.

Between formal board and committee meetings, the Chairman and chairmen of the board committees communicate regularly with the Chief Executive and other members of the Chief Executive’s Committee.

Remuneration committee

During fiscal 2005, the remuneration committee, which consisted exclusively of Non-Executive Directors Mr Derek Bonham, Mr Sipko Huismans, Dr Pierre Jungels and Mr David Thursfield, met four times under the chairmanship of Mr Iain Napier.  The remuneration committee is responsible for setting salaries, incentives and other benefit arrangements of the Executive Directors and the members of the Chief Executive’s committee.  The committee also oversees the overall policy for senior management remuneration and the group’s employee share schemes.  Members of the remuneration committee do not participate in decisions concerning their own remuneration.

The Chief Executive attends by invitation to respond to questions raised by the committee.  However, he is specifically excluded from any matter concerning the details of his own remuneration.

From January 31, 2006 the remuneration committee consists exclusively of independent Non-Executive Directors Dr Pierre Jungels and Ms Susan Murray under the chairmanship of Mr Iain Napier.

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

Nominations committee

The nominations committee comprising all the Non-Executive Directors and the Chief Executive (who stepped down from the committee with effect from the AGM in January 2006), with Mr Derek Bonham as Chairman, met twice during fiscal 2005.

The responsibilities of the committee include the evaluation of the balance of skills, knowledge and experience on the board, the development of role specifications, the formulation of succession plans and the making of recommendations to the board with regard to the appointment of directors.

During the year, based on the results of a skills matrix questionnaire, the committee formulated a profile of the competencies, experience and time commitment required of potential new Non-Executive Directors.  This profile has been used as the basis of instructions to external search consultancies to identify suitable candidates for appointment to the board.

New Directors appointed by the board must submit themselves for re-election by shareholders at the AGM following their appointment.  Thereafter all Directors, in accordance with the Code, are subject to re-election at least every three years.  Furthermore, it is the company’s practice that any Non-Executive Director having been in post for nine years or more is subject to annual re-election.  The committee considers the performance of each director before recommending such re-appointment.

Audit committee

During fiscal 2005, the audit committee consisted exclusively of independent Non-Executive Directors Mr Anthony Alexander, Mr Iain Napier, Dr Pierre Jungels, with Mr Simon Duffy as Chairman.  The committee met four times during the year.  All of its members, with the exception of Dr Pierre Jungels, are qualified accountants or have held senior finance positions in publicly quoted companies and are therefore appropriately qualified to discharge the responsibilities that audit committee membership entails and are regarded as financial experts, for the purposes of both the Code and section 407 of the Sarbanes-Oxley Act.  The assessment as to whether the audit committee members are financial experts under section 407 of the Sarbanes-Oxley Act has been performed in accordance with the guidance included in the AICPA Audit Committee Toolkit.

From January 31, 2006 the audit committee consists exclusively of independent Non-Executive Directors Mr Iain Napier, Dr Pierre Jungels and Ms Susan Murray under the chairmanship of Mr Colin Day.

The committee’s terms of reference cover the matters recommended by the Code.  Its duties include monitoring internal control throughout the group, approving the group’s accounting policies and reviewing the interim and annual financial statements before submission to the full board.  In addition, in line with the Code and the Sarbanes-Oxley Act, the committee formally reviews all statements containing financial information and in particular has reviewed this annual report on Form 20-F, prior to board approval.

The committee regularly monitors and reviews the program of activity currently in place to enable the group to meet the requirements with regard to section 404 of the Sarbanes-Oxley Act, applicable to the group for the financial year ending September 30, 2006.

The committee reviews and approves, on an annual basis, the scope and content of the risk assessment and compliance program implemented by the group compliance function and, as part of the annual assessment of the need for a formal internal audit function, critically reviews the resource allocated to this activity.  The Finance Director, other financial management and the group’s General Manager - Compliance attend by invitation.  The group’s auditors also attend each meeting and have direct access to the committee without the presence of any Executive Director or manager, providing a direct line of communication between the auditors and Non-Executive Directors.  The General Manager - Compliance also meets formally with the committee, without management being present, in line with the Code’s requirements.

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

In accordance with section 203 of the Sarbanes-Oxley Act, which requires rotation of the lead Audit Partner every five years, rotation of the lead Audit Partner within PricewaterhouseCoopers LLP (PwC) took place at the beginning of the financial year.

The audit committee also carried out bi-annual reviews of the remuneration received by PwC for audit services, audit-related services and non-audit work with the aim of seeking to balance objectivity, value for money and compliance with the group’s Auditor Independence Policy.  The outcome of the reviews was not only that performance of the relevant non-audit work by PwC was the most cost-effective way of conducting the group’s business but also that no conflict of interest exists between such audit and non-audit work.  The fees for such non-audit work during fiscal 2005 are principally related to due diligence activity and tax advisory work associated with the reorganization of legal entities within the group, assistance with regard to the activity relating to Sarbanes-Oxley Section 404 compliance and assistance in preparing the group for compliance with International Financial Reporting Standards, which become effective for fiscal 2006.  In other situations, proposed assignments are subject to independent tendering with decisions taken on the basis of competence and cost effectiveness.

Following a review during the year by the audit committee of the scope, efficiency and effectiveness of the audits performed by PwC, it was agreed that the group continues to receive an efficient and effective audit service.

Disclosure committee

In line with recommendations issued by the U.S. Securities & Exchange Commission and to meet developing corporate governance best practice in the U.K., the group also has a disclosure committee comprising appropriate senior executives – the Company Secretary acts as chairman to the committee, with the General Manager – Compliance co-ordinating the committee with Senior Legal Counsel, and for fiscal 2005, the Head of Planning and Development acting as members.  For fiscal 2006, the Group Financial Controller replaces the Head of Planning and Development on the committee.  Our external auditors together with other senior management may also attend the committee by invitation.

In the context of the group’s disclosure obligations, the committee, in accordance with its terms of reference, considers the significance of relevant information identified and reports on its evaluation to the Chief Executive, Finance Director and, as appropriate, the Audit Committee, in order to assist them in their evaluation of material issues for the purposes of any disclosure that may be required.

The terms of reference of the disclosure committee are reviewed on a regular basis and were comprehensively reviewed during fiscal 2005.

In this context the disclosures contained within this document have been received, reviewed and evaluated by the disclosure committee at its formal meeting in January 2006, following which appropriate assurances were given to the board that the disclosure committee was not aware of any reason why the Chief Executive and Finance Director could not provide the certifications included as Exhibits 12.1 and 12.2 and 13.1 in this annual report.

Further committee

During January 2003, German authorities conducted and instigated a significant search of certain group premises, including Reemtsma’s former headquarters in Hamburg, Germany, as part of wide-ranging investigations into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by the group.  These investigations are continuing.  A board committee under the chairmanship of Mr Anthony Alexander was established to monitor the progress and conduct of the investigations on a regular basis and to consider any implications of the investigations on the group and the group’s responses, on behalf of the board.  While no charges have been brought against any individual to date in relation to these investigations, they could take several years to be concluded.  If employees were ultimately found to have committed offences, the authorities could impose penalties on Reemtsma for which the group would seek recovery under arrangements made on the acquisition of the business.  We continue to cooperate fully with the authorities in their investigations.

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

Since Imperial Tobacco Group PLC also has securities registered with the SEC, it complies with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign issuers.  In the light of this ongoing obligation, work is currently well underway to enable the group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which are applicable for our financial year ending September 30, 2006.

Code of ethics

To reinforce the group’s commitment to high standards of business conduct, the group adopted a Code of Ethics in February 2004 for its principal officers, including our Chief Executive and Finance Director.  This ensures that written standards are in place to deter wrong-doing and promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure of information; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of breaches of the code and accountability for adherence by the group’s principal officers.

Since Imperial Tobacco became listed on the London Stock Exchange on October 1, 1996, the board has had in place a code of business conduct (replaced by our Policy on Acceptable Business Practice in November 2005) which lays down the set of core values governing the manner in which all aspects of the business of the group and its subsidiaries are conducted.  Adherence to the provisions of this Policy is a condition of employment at Imperial Tobacco.

The Policy on Acceptable Business Practice is contained within the group’s policies manual, which is readily available to all employees on our intranet.  The aim of the policies contained within this manual is to ensure that all our employees are aware of, and actively consider at all times, the ethical implications of business activities entered into, by providing guidelines relating, among other things, to:

•       share dealing for directors and employees;

•       the control and release of inside information;

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

D     Employees

The following table sets forth the average number of persons employed by the group for each of the fiscal years indicated, by location and business function:

	2003	2004	2005
United Kingdom	2,821	2,674	2,535
Germany	3,096	2,806	2,518
Rest of Western Europe	1,739	1,433	1,380
Rest of the World	9,148	8,720	8,477

	16,804	15,633	14,910

Selling	4,858	3,700	3,688
Marketing	492	449	428
Manufacturing	8,937	8,670	8,442
Administration	2,517	2,814	2,352

	16,804	15,633	14,910

The average number of employees has decreased as a result of the closure of our tube factories in Plattsburgh and Montreal and the cigarette factory in Dublin.

At September 30, 2005, we had 14,428 employees, of which 2,434 (17%) were employed in the United Kingdom, 2,411 (17%) in Germany, 1,470 (10%) in the Rest of Western Europe and 8,113 (56%) in the Rest of the World.  This represents decreases of 205 in the United Kingdom, 304 in Germany, 59 in the Rest of Western Europe and 309 in the Rest of the World, compared to September 30, 2004.

We consider relations with our employees to be good.

We believe that one of our key strengths is the loyalty of our workforce.  To reinforce this commitment, we have established a European Employee Forum for the provision of information and consultation on trans-national issues.

E      Share Ownership

Employees are encouraged to build a stake in the company through ownership of our shares.

Share Matching Scheme

The Share Matching Scheme (“SMS”) is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares.  There was an initiative in 2002 to mark the centenary of the founding of the Imperial Tobacco Company (of Great Britain and Ireland) Limited.  All employees of the company and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts.  Provided these shares are left in the Trusts, the lodged shares will be matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they are retained for five years.

For Executive Directors and most of the group’s management, individuals may elect to invest any proportion up to a maximum of 100% of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts.  Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the group, the participant would receive the original shares plus additional shares.  The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the group.  For bonuses earned in fiscal 2003 and subsequent years by Executive Directors, these shares will not be matched unless our real average earnings per share growth per annum exceeds 3% over the three-year retention period.  This performance criterion will be adjusted to ensure consistent measurement during the transition to IFRS.

Employee Benefit Trusts

The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in the company, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and Long-Term Incentive Plan awards.  As potential beneficiaries of the Employee and Executive Benefit Trust, each of the Executive Directors is deemed to have a contingent interest in the 658,467 ordinary shares of the company held by that Trust at February 10, 2006.  Normally the Employee and Executive Benefit Trust is funded to purchase shares sufficient to cover its potential liabilities, while the 2001 Employee Benefit Trust makes periodic purchases in the market in order to satisfy its liabilities.

Long-Term Incentive Plan

In each year since the Demerger in 1996, annual awards, worth 75% of basic salary, have been made to Executive Directors and awards at a lower level have been made to senior managers under the LTIP.  The awards, which vest three years after grant, are subject to the satisfaction of an applicable performance criterion over a three-year performance period.  All grants are at the absolute discretion of the remuneration committee and no employee has a right to receive any such grant.  Upon vesting, participants are granted a “nil cost” option, which expires no later than seven years after the grant date.  To comply with tax and securities legislation in certain countries, participants are granted options for less than seven years or are awarded shares at vesting.  As described below, following approval of amended rules at the 2005 AGM, conditional awards worth 200% of basic salary in respect of the Chief Executive, 150% of basic salary in respect of the Finance Director and 100% of basic salary for other Executive Directors were made on November 9, 2005.

For the December 2000 to November 2004 awards, the committee replaced total shareholder return (TSR) with earnings per share (EPS) growth as the performance criterion.  This was seen as enhancing the incentive effect of the LTIP by focusing on the financial performance of the business over which Directors and executives have power to influence.  The LTIP rules give the committee absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the group before any awards vest, including maintenance of long-term return on capital employed.  This discretion gives the committee the power to reduce, but not increase, the extent to which the award vests.

Outstanding awards vest on a sliding scale depending on average growth in basic EPS adjusted for amortization, based on an agreed protocol to allow appropriate adjustments for exceptional and extraordinary items.  The adjustments are confirmed by the auditors after adjusting for inflation over the period of the award.  No vesting occurs unless the company’s average real EPS growth is positive.  Full vesting occurs if average real EPS growth is equal to or exceeds 10% per annum.  Between these two points the award vests on a straight-line basis.  In order to ensure that the performance criterion remained challenging the lower threshold was raised in 2003.  Therefore for the 2003 and 2004 awards, vesting will only occur if average real EPS growth exceeds 3% per annum.  The upper threshold of 10% per annum real average EPS growth remained unchanged.

On vesting, a participant is granted a “nil cost” option to acquire the relevant number of shares.  The option may be exercised at any time up to the seventh anniversary of its date of grant.

There is no opportunity to re-test if the performance criterion is not achieved.

Under the LTIP rules, should Imperial Tobacco Group PLC be acquired, the performance period would come to an end on the date of acquisition.  Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criteria.

Performance criteria will be adjusted to ensure consistent measurement during the transition to IFRS.

Following the remuneration review in 2004, and subsequent approval by shareholders at the 2005 AGM, the remuneration committee determined that annual awards equivalent to twice salary in the respect of the Chief Executive, one and a half times salary for the Finance Director and once salary for other Executive Directors should be made from November 2005, with the performance criteria split into three elements as follows:

First element

50% of the award with a performance criterion based on EPS as described above, with 12.5% of this element vesting if average real EPS growth equals 3% and 100% of this element vesting if average real EPS growth equals or exceeds 10%.  Between these two points, awards vest on a straight-line basis;

Second element

25% of the award with a performance criterion based on TSR relative to the FTSE 100 Index as described below.

The performance criterion for the second element is based on a sliding scale depending on TSR achieved over the period of the award.  No vesting of this element will occur unless the company’s total shareholder return ranks it in the top 50 of the companies constituting the FTSE 100 Index.  At this performance threshold 30% of this element will vest.  If the return ranks the company in the top 25 of the Index, this element will vest in full.  Between these thresholds the award will vest on a straight-line basis.

Third element

25% of the award with a performance criterion based on TSR relative to a bespoke comparator group also described below.

The performance criterion for the third element is also based on a sliding scale depending on TSR achieved over the period of the award.  No vesting of this element will occur unless the company’s TSR exceeds that of the bottom six companies constituting a bespoke comparator group comprising 12 tobacco and alcohol companies as detailed in the table below.  At this performance threshold, 30% of the third element will vest.  If the return ranks the company in the top three of the comparator group, this element will vest in full.  Between these thresholds the awards will vest on a straight-line basis.

Altadis S.A.	Altria Group Inc	British American Tobacco PLC	Carlsberg A/S

Diageo PLC	Gallaher Group PLC	Imperial Tobacco Group PLC	Interbrew S.A.

Pernod Ricard S.A.	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

If one of the comparator group companies is acquired prior to the granting of an award, a suitable replacement will be made.  Allied Domecq PLC, a company included in the comparator group approved at the 2005 AGM, has been acquired by Pernod Ricard S.A. who replace them in the comparator group.  For any corporate actions affecting a comparator company during an award period the current intention would be to mirror the actions of a passive investor, e.g. for an equity bid the new shares offered in exchange for the original company would be held for the remainder of the award period.

The TSR calculations use share prices averaged over a period of three months to determine both the initial and closing prices rather than those ruling on a single day.

It is assumed that the cash flow of dividend payments is recognized on the date the shares are declared “ex dividend”.  This method is considered to give a fairer and less volatile result since improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations.  All share prices and dividend flows will be converted to sterling on the applicable date to ensure that the calculations reflect the return achievable by a U.K. based investor.

The TSR calculations themselves will be performed independently by Alithos Limited and approval sought from the remuneration committee prior to the TSR elements vesting.

There will be no opportunity to re-test if any of the performance criteria are not achieved.  Each element operates independently and is capable of vesting regardless of the company’s performance in respect of the other elements.  However, the remuneration committee may vary, but not increase, the extent to which the award vests to ensure that it only vests, and at an appropriate level, if there has been an improvement in the underlying financial performance of the company, including the maintenance of long-term return on capital employed.

In setting three elements to the performance criteria for LTIP awards, the remuneration committee decided that these were the most important measures that drive or measure sustainable improvement in shareholder value.  The TSR criteria reflect comparative performance against the appropriate FTSE sector and a bespoke comparator group of companies.  The EPS criterion reflects a key part of the group’s strategy to create sustainable shareholder value.

Under the LTIP rules, should Imperial Tobacco be acquired, the performance period would come to an end on the date of acquisition.  Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criteria.

On vesting, a participant is granted a “nil cost” option to acquire the relevant number of shares.  The option may be exercised at any time up to the seventh anniversary of its date of grant.

The first awards on the basis set out above were made during November 2005.

An amendment to the LTIP rules was proposed and approved at the 2006 AGM to remove the rule that no award could be granted within three years of the Plan retirement date (age 65) and replace this with a rule that no awards can be made within six months of expected retirement.

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

These adjustments, in line with scheme rules, have been approved by the group’s auditors and, where appropriate, HM Revenue and Customs in the United Kingdom.

Directors’ Share Ownership

The following table sets forth share ownership information, both beneficial and family interests, as of September 30, 2004, September 30, 2005 and February 10, 2006 with respect to all of our Directors and executive officers as a group.  This table includes the shares owned by Mr Bruce Davidson, who resigned as Sales and Marketing Director on February 9, 2005 and of Mr Graham Blashill who was appointed as Sales and Marketing Director on October 28, 2005.  It also includes the shares owned by Ms Susan Murray, a Non-Executive Director, who was appointed on December 8, 2004 and Mr Colin Day, also a Non-Executive Director who was appointed on July 25, 2005, together with the shares owned by Mr Simon Duffy and Mr Sipko Huismans who both retired from the board on January 31, 2006 and Mr David Thursfield who resigned from the Board on October 28, 2005.

	Ordinary Shares
	September 30, 2004(1)		September 30, 2005(2),(3)	February 10, 2006(2), (3)
Executive Directors
Gareth Davis	286,938		319,181	405,718
Robert Dyrbus	197,966		206,702	261,268
David Cresswell	83,113		89,861	111,868
Frank Rogerson	76,430		84,093	107,377
Graham Blashill	—		—	105,810
Bruce Davidson	117,179	(4)	136,430	—

Non-Executive Directors
Derek Bonham	131,468		124,600	124,600
Anthony Alexander	132,710		132,710	132,710
Colin Day	—		621	621
Simon Duffy	8,137		8,825	8,825
Sipko Huismans	5,420		5,820	5,820
Pierre Jungels	1,962		2,362	2,362
Susan Murray	—		400	400
Iain Napier	2,982		3,662	3,662
David Thursfield	441		856	856

Company Secretary
Matthew Phillips	2,458		4,077	4,077

	1,107,316		1,120,200	1,275,974

(1)   Or date of appointment, if later.

(2)   All of these holdings represent less than 1% of the called up, issued and fully paid shares.

(3)   Or date of resignation or retirement, if earlier.

(4)   Mr B. C. Davidson’s shareholding has been amended to reflect an overstatement of 6,373 shares.

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

In addition, an International Sharesave Plan was approved at our annual general meeting held on February 2, 1999, with approval in respect of our French employees being renewed at our annual general meeting held on February 3, 2004.  The Plan was also renewed at our annual general meeting held on February 1, 2005.  The International Sharesave Plan is made available to qualifying employees of our designated non-U.K. subsidiaries.  Like our current Sharesave Scheme, options are granted at a discount of up to 20% of the mid-market price of our ordinary shares on the day prior to invitation to participants who have contracted to save up to £250, or the equivalent in the participants’ local currency, per month over a three-year period.

The following table sets forth certain information as at January 31, 2006 with respect to the options outstanding under our U.K. Sharesave Scheme:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
June 7, 2001	January 31, 2007	483	p	214,180
May 31, 2002	August 31, 2006	824	p	2,533
May 31, 2002	January 31, 2008	824	p	308,511
June 4, 2003	January 31, 2007	822	p	321,242
June 4, 2003	January 31, 2009	822	p	189,831
May 26, 2004	January 31, 2008	1008	p	245,317
May 26, 2004	January 31, 2010	1008	p	138,053
May 23, 2005	January 31, 2009	1173	p	256,251
May 23, 2005	January 31, 2011	1173	p	133,403

The following table sets forth certain information as at January 31, 2006 with respect to the options outstanding under our International Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)			Number of Ordinary Shares Issuable Upon Exercise
June 4, 2003	January 31, 2007	822		p	46,949
June 17, 2003	January 31, 2007	822		p	348,928
June 17, 2003	January 31, 2007	857		p	23,002
June 17, 2003 (2)	January 31, 2007	U.S.$	12.135	(1)	7,028
May 26, 2004	January 31, 2008	1008		p	7,605
June 4, 2004	January 31, 2008	1008		p	117,539
June 4, 2004 (3)	January 31, 2008	U.S.$	17.92	(2)	2,580
May 23, 2005	January 31, 2009	1173		p	10,371
June 1, 2005	January 31, 2009	1193		p	6,616
June 1, 2005	January 31, 2009	1173		p	119,318
June 1, 2005	January 31, 2009	U.S. $	22.49	(3)	5,818

(1)   3,514 American Depositary Shares representing 7,028 ordinary shares.

(2)   1,290 American Depositary Shares representing 2,580 ordinary shares.

(3)   2,909 American Depositary Shares representing 5,818 ordinary shares.

The following table sets forth certain information as at January 31, 2006 with respect to notional awards under our International Sharesave Plan:

Date of Grant	Expiration Date	Award Grant Price (Adjusted)		Number of ordinary shares Issuable Upon Exercise
June 17, 2003	January 31, 2007	822	p	63,403
June 4, 2004	January 31, 2008	1008	p	23,981
June 1, 2005	January 31, 2006	1173	p	30,219

Of the total number of our ordinary shares subject to such options, 8,335 of our ordinary shares were subject to options held by our Directors and executive officers as a group (12 persons).

The following table sets forth certain information as of February 10, 2006 with respect to the interests of our Executive Directors in options to acquire ordinary shares, all of which were granted pursuant to our Sharesave Scheme:

	Balance at Oct 1, 2004	Balance at Sept 30, 2005(5)	Balance at Feb 10, 2006	Exercise price	Range of exercisable dates of options held at September 30, 2005(2)	Gains on exercise during the year (1)	2004
				£		£’000	£’000
G Davis	1,205	1,205	1,205	8.24	08/01/2007-01/31/2008	—	—
	774	774	774	8.22	08/01/2008-01/31/2009	—	—
	1,979	1,979	1,979	—		—	—
R Dyrbus	675	675	675	8.22	08/01/2006-01/31/2007	—	—
	374	374	374	10.08	08/01/2007-01/31/2008	—	—
	1,049	1,049	1,049	—		—	6
D Cresswell	2,008	2,008	2,008	8.24	08/01/2007-01/31/2008	—
	2,008	2,008	2,008	—		—	—
F A Rogerson	2,008	2,008	2,008	8.24	08/01/2007-01/31/2008	—
	2,008	2,008	2,008	—		—	—
B C Davidson(3)	1,125	1,125	—	8.22	08/01/2008-01/31/2009	—,
	1,125	1,125	—	—		—	—
G L Blashill	—	—	807	11.73	08/01/2008-01/31/2009	—	—
	—	—	807	—

(1)     Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise.  There were no aggregate gains during the fiscal year (fiscal 2004: £5,694).

(2)     Any option not exercised by the end of the range of exercisable dates will expire.

(3)     Or date of resignation from the Board if earlier.

(4)     No options were granted to or exercised by the Directors during the year.

Contingent rights in ordinary shares

The following tables set forth certain information as of February 10, 2006 with respect to the contingent rights of our Executive Directors in our ordinary shares pursuant to the Long-Term Incentive Plan and the Share Matching Scheme:

Executive Directors’ Conditional Share Awards under the Long-Term Incentive Plan

	Balance at Oct 1, 2004	Granted during year	Market price at date of grant	Date of grant	Vested during year	Market price at date of vesting	Market price at date of exercise	Amount realized on exercise	Balance at Sept 30, 2005	Performance period
			£			£	£	£’000
G Davis	57,884	—	7.12	11/26/01	(57,884)	13.59	13.77	797	—	November 2001 – November 2004
	46,923	—	9.59	11/25/02	—	—	—	—	46,923	November 2002 – November 2005
	47,872	—	10.34	11/17/03	—	—	—	—	47,872	November 2003 – November 2006
	—	42,513	12.79	11/09/04	—	—	—	—	42,513	November 2004 – November 2007
	152,679	42,513			(57,884)				137,308
R Dyrbus	36,309	—	7.12	11/26/01	(36,309)	13.59	13.77	500	—	November 2001 – November 2004
	29,718	—	9.59	11/25/02	—	—	—	—	29,718	November 2002 – November 2005
	30,464	—	10.34	11/17/03	—	—	—	—	30,464	November 2003 – November 2006
	—	26,974	12.79	11/09/04	—	—	—	—	26,974	November 2004 – November 2007
	96,491	26,974			(36,309)				87,156
D Cresswell	11,225	—	7.12	11/26/01	(11,225)	13.59	13.77	155	—	November 2001 – November 2004
	9,906	—	9.59	11/25/02	—	—	—	—	9,906	November 2002 – November 2005
	21,760	—	10.34	11/17/03	—	—	—	—	21,760	November 2003 – November 2006
	—	19,351	12.79	11/09/04	—	—	—	—	19,351	November 2004 – November 2007
	42,891	19,351			(11,225)				51,017
F A Rogerson	11,926	—	7.12	11/26/01	(11,926)	13.59	13.77	164	—	November 2001 – November 2004
	10,427	—	9.59	11/25/02	—	—	—	—	10,427	November 2002 – November 2005
	21,760	—	10.34	11/17/03	—	—	—	—	21,760	November 2003 – November 2006
	—	19,351	12.79	11/09/04	—	—	—	—	19,351	November 2004 – November 2007
	44,113	19,351			(11,926)				51,538
B C Davidson(1)	15,013	—	7.12	11/26/01	(15,013)	13.59	13.77	207	—	November 2001 – November 2004
	11,991	—	9.59	11/25/02	—	—	—	—	11,991	November 2002 – November 2005
	21,760	—	10.34	11/17/03	—	—	—	—	21,760	November 2003 – November 2006
	—	19,351	12.79	11/09/04	—	—	—	—	19,351	November 2004 – November 2007
	48,764	19,351			(15,013)				53,102

(1) Resigned as director on February 9, 2005

During the past fiscal year, the November 2001 – November 2004 award vested in full.  Annual growth in EPS over the period averaged 21.77%, exceeding the average of 10%, the threshold at which the award maximizes.

Mr Graham Blashill was appointed as a Director on October 28, 2005 at which time his contingent rights under the Long-Term Incentive Plan were:

Balance at October 28, 2005	Performance period
8,863	November 2002 -November 2005
9,912	November 2003 – November 2006
8,600	November 2004 – November 2007
24,775

On November 2, 2005, the following Executive Directors were conditionally awarded ordinary shares under our LTIP, which will vest, free of charge, during November 2008, in proportion to the extent that the performance criterion is achieved:

Conditional Awards Granted November 2, 2005 and Balance at February 10, 2006
G Davis	96,594
R Dyrbus	45,975
D Cresswell	21,981
F A Rogerson	21,981
B C Davidson(1)	—
G L Blashill(2)	21,981

On November 25, 2005, contingent rights to shares under the November 2002 – November 2005 LTIP vested in full at the completion of the three-year performance period to participants including the following Executive Directors.  All of the directors exercised their options on January 12, 2006 at an ordinary share price of £16.90, valuing their awards as follows:

	Contingent rights to shares vesting	Value
		£
G Davis	46,923	792,999
R Dyrbus	29,718	502,234
D Cresswell	9,906	167,411
F A Rogerson	10,427	176,216
B C Davidson(1)	—	—
G L Blashill(2)	8,863	149,785

(1) Resigned as a Director on February 9, 2005.  His conditional shares vested through April 30, 2005, the date he left ITG’s employment.

(2) Appointed as a Director on October 28, 2005.

Executive Directors’ Contingent Rights to Shares Under the Share Matching Scheme

	Balance at Oct 1, 2004	Contingent rights arising	Market price at date of grant 1/29/05	Vested during year	Market price at date of vesting 1/29/05	Amount realized on vesting	Balance at Sept 30, 2005	Expected vesting date
			£		£	£’000
G Davis	44,359	—	—	(44,359)	14.02	622	—	January 2005
	39,614	—	—	—	—		39,614	January 2006
	36,761	—	—	—	—		36,761	January 2007
	294	—	—	—	—		294	August 2007
	—	36,059	14.02	—	—		36,059	January 2008
	121,028	36,059		(44,359)			112,728
R Dyrbus	27,397	—	—	(27,397)	14.02	384	—	January 2005
	24,848	—	—	—	—		24,848	January 2006
	23,282	—	—	—	—		23,282	January 2007
	294	—	—	—	—		294	August 2007
	—	22,947	14.02	—	—		22,947	January 2008
	75,821	22,947		(27,397)			71,371
D Cresswell	13,706	—	—	(13,706)	14.02	192	—	January 2005
	12,101	—	—	—	—		12,101	January 2006
	13,262	—	—	—	—		13,262	January 2007
	294	—	—	—	—		294	August 2007
	—	14,893	14.02	—	—		14,893	January 2008
	39,363	14,893		(13,706)			40,550
F A Rogerson	14,620	—	—	(14,620)	14.02	205	—	January 2005
	12,857	—	—	—	—		12,857	January 2006
	13,692	—	—	—	—		13,692	January 2007
	294	—	—	—	—		294	August 2007
	—	14,893	14.02	—	—		14,893	January 2008
	41,463	14,893		(14,620)			41,736
B C Davidson(1)	17,615	—	—	(17,615)	14.02	247	—	January 2005
	15,239	—	—	—	—		15,239	January 2006
	14,811	—	—	—	—		14,811	January 2007
	294	—	—	—	—		294	August 2007
	—	14,893	14.02	—	—		14,893	January 2008
	47,959	14,893		(17,615)			45,237

(1) Resigned as director on February 9, 2005.  His contingent rights vested through April 30, 2005, the date he left ITG’s employment.

Mr Graham Blashill was appointed as a Director on October 28, 2005 at which time his contingent rights to shares under the Share Matching Scheme were:

Balance at October 28, 2005	Expected vesting date
11,723	January 2006
10,947	January 2007
294	August 2007
9,211	January 2008
32,175

The following changes in contingent rights to shares under the Share Matching Scheme have occurred since September 30, 2005.

On January 29, 2006, contingent rights to shares under the 2003 annual bonus Share Matching Scheme vested at the completion of the three-year matching period to participants including the following Executive Directors.  Our ordinary share price on January 27, 2006 (the date of vesting) was £16.50, valuing the award as follows:

	Contingent rights to shares vesting	Value
		£
G Davis	39,614	653,631
R Dyrbus	24,848	409,992
D Cresswell	12,101	199,667
F A Rogerson	12,857	212,141
B C Davidson(1)	—	—
G L Blashill(2)	11,723	193,430

(1) Resigned as director on February 9, 2005.  His contingent rights vested through April 30, 2005, the date he left ITG’s employment

(2) Appointed as a Director on October 28, 2005.

The company’s mid-market share price at the close of business on September 30, 2005 was £16.24 and the range of the mid-market price during the year was £12.25 to £16.24.

Remuneration policy for Non-Executive Directors

Fees for our Non-Executive Directors are determined by the board as a whole with regard to market practice within the restrictions contained in our Articles of Association.  The remuneration of the Chairman is determined by the remuneration committee.  The Non-Executive Directors do not take part in discussions on their own remuneration.  They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the company and provision of administrative support including the use of company offices by the Chairman Mr Derek Bonham and Joint Vice Chairman Mr Anthony Alexander).  The Non-Executive Directors do not participate in the group’s share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interests of the Non-Executive Directors with those of shareholders it was agreed that a proportion of their fees be applied, after tax, to purchase shares in the group.  These shares are to be held by a nominee during the term of each Non-Executive Directorship.  Exceptionally, in respect of Mr Derek Bonham and Mr Anthony Alexander, this requirement has been waived due to their continued level of investment as detailed above.  Furthermore, given the impending retirement at the forthcoming AGM of Messrs Simon Duffy and Sipko Huismans this requirement was waived in respect of their emoluments paid during the financial year commencing October 1, 2005.

Mr Sipko Huismans is also a member of Supervisory Boards within the Reemtsma Group for which he received additional remuneration for fulfilling such non-executive roles.

Item 7: Major Shareholders and Related Party Transactions

A     Major Shareholders

To our knowledge, we are not controlled directly or indirectly by any government or by any other corporation.

As of February 10, 2006, we have been notified that the following persons had interests in 3% or more of our issued share capital.

	February 10, 2006		November 1, 2005		November 4, 2004		November 13, 2003
	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held
	(millions)		(millions)		(millions)		(millions)
Legal & General Investment Management Limited	21.92	3.01	21.92	3.01	21.92	3.01	21.92	3.01
Franklin Resources, Inc	21.89	3.002	21.89	3.002	Less than 3%		Less than 3%

None of the company’s major shareholders have voting rights different from other shareholders.

As of December 19, 2005, approximately 30,739,696 of our ADRs evidencing approximately 30,739,696 of our ADSs (representing approximately 62,319,936 of our ordinary shares) were held of record in the United States.  These ADRs were held by approximately 4,079 registered holders and collectively represented approximately 8.55% of the total number of our ordinary shares outstanding.  We believe that as of December 30, 2005, approximately 27.17% of our ordinary shares were beneficially owned by U.S. holders in the form of ADSs or as ordinary shares.  Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

Item 8:  Financial Information

A     Consolidated Statements and Other Financial Information

Please refer to Item 17: Financial Statements which contains the consolidated financial statements and notes to the consolidated financial statements appended as pages F-1 to F-57 to this annual report.

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

Details of major litigation outstanding are given in Item 4B: Business Overview – Legal Environment.

Please see note 1 to the financial statements included in this Annual Report to review the significance of export sales to our business.

B     Significant Changes

There have been no significant changes to our operations, financial position or company structure since September 30, 2005 except for the following:

As at February 10, 2006, we had acquired a further 9,100,000 of our ordinary shares since September 30, 2005 at an average price of 1653.23 pence per ordinary share.  The purchased shares will be held as treasury shares and the total number of ordinary shares in issue (excluding shares held as treasury shares) is now 706,585,921.

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

	London Stock Exchange (Pence per ordinary share)*		NYSE (U.S. dollars per ADS)
	High	Low	High	Low
Fiscal 2001
Annual	748.9	521.30	25.7100	18.3750
Fiscal 2002
Annual	1160.00	686.14	35.2100	23.6000
Fiscal 2003
Annual	1110.00	909.00	36.88	28.7700
Fiscal 2004
First Quarter	1104.00	967.00	39.7600	32.2500
Second Quarter	1228.00	1063.00	45.2600	39.2600
Third Quarter	1286.00	1160.00	46.0000	43.3100
Fourth Quarter	1245.00	1159.00	45.7000	42.6500
Fiscal 2005
First Quarter	1434.00	1225.00	56.0900	44.2200
Second Quarter	1459.00	1377.00	55.6900	51.7600
Third Quarter	1544.00	1400.00	58.0100	53.0500
Fourth Quarter	1624.00	1426.00	58.1500	50.8500
Last six months
August 2005	1542.00	1426.00	56.1000	51.2200
September 2005	1624.00	1518.00	58.1500	56.1000
October 2005	1623.00	1547.00	57.8000	55.0100
November 2005	1729.00	1615.00	59.8500	57.7700
December 2005	1771.00	1711.00	63.2500	59.9700
January 2006	1733.00	1633.00	61.4000	58.5100
February 2006 (through February 10)	1751.00	1676.00	61.4000	58.9800

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

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. Subject to the provisions of the Companies Act, a poll may be demanded by (i) the chairman of the meeting, (ii) at least three holders of ordinary shares present in person or by proxy and entitled to vote, (iii) any holder of ordinary shares present in person or by proxy and representing not less than one-tenth of the total voting rights of all holders of ordinary shares entitled to vote at the meeting or (iv) a holder of ordinary shares present in person or by proxy holding ordinary shares conferring a right to vote at the meeting, being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all ordinary shares conferring that right. Holders of Imperial Tobacco’s ordinary shares do not have cumulative voting rights. From the Annual General Meeting held in January 2006 onward, voting will be by poll.

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless a company’s articles of association specify otherwise. Imperial Tobacco’s Articles of Association do not specify otherwise.

Under English law, shareholders of a public company such as Imperial Tobacco are not permitted to pass resolutions by written consent.

For information on the nomination and election of Directors, see Item 10C: Board Practices.

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

Imperial Tobacco has an existing general disapplication of statutory pre-emption rights and an existing general consent (within the limits prescribed by the Financial Services Authority) allowing the issuance of approximately 36,450,000 outside of shareholders’ pre-emption rights. These expire on the closure of the annual general meeting in 2007 or, if earlier, April 30, 2007.

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

In 1999, we established a euro medium term note program of €2 billion (approximately £1.5 billion), with ten banks in the dealer group. We increased the size of the program in July 2003 to €6 billion (approximately £4 billion) and again in June 2004 to €10 billion (approximately £7 billion), with 11 banks in the dealer group, and this program matured on June 1, 2005. Subsequent to September 30, 2005, on January 13, 2006 we renewed our euro medium term note program and increased the size of the dealer group to 14 banks. We have utilized the euro medium term note program as a platform for several debt issuances, as described in Item 5B: Liquidity and Capital Resources.

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

E      Taxation

General

The following is a summary of certain U.S. federal income and U.K. tax consequences of the purchase and ownership of ADSs by a U.S. holder (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase or ownership. The following discussion relates to U.S. holders who hold such ADSs as capital investments and who are the beneficial owners of such ADSs. The tax treatment of a shareholder may vary depending on such shareholder’s particular situation and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, dual resident entities, financial institutions, regulated investment companies, persons that hold ADSs as part of a “hedging” or “conversion” transaction or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, dealers in securities, broker-dealers or entities which, alone or together with one or more associated corporations, control directly or indirectly 10% or more of our voting shares and persons who acquire ADSs as compensation) may be subject to special rules not discussed below. The following discussion does not address alternative minimum tax consequences or consequences to a holder of an equity interest in a holder of ADSs. Investors are advised to consult their tax advisors with respect to the tax consequences of the purchase and ownership of ADSs, including specifically the consequences under state and local tax laws.

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

The statements of U.S. federal income and U.K. tax laws set forth below are based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (including those in proposed and temporary form) and judicial and administrative interpretations thereof, the existing U.S.-U.K. double taxation convention relating to income and capital gains (the “Income Tax Convention”) and U.K. tax laws and HM Revenue and Customs practice in force as of the date of the filing of this annual report. All of the foregoing are subject to change, and such a change could have retroactive effect on the tax consequences described below.

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

“Qualified dividend income” received by individual U.S. holders (as well as certain trusts and estates) in taxable years beginning before January 1, 2009 generally will be taxed at a preferential U.S. federal income tax rate provided certain conditions are met, including a minimum holding period with respect to the relevant shares of 61 days during a specified 121-day period. For this purpose, “qualified dividend income” generally includes dividends paid on shares in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “qualifying treaty”). Dividends paid by ITG will likely constitute “qualified dividend income” for U.S. federal income tax purposes because the ADSs are tradable on the New York Stock Exchange and ITG should be eligible for benefits under the Income Tax Convention, which is a qualifying treaty.

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

Under current U.K. tax law, we will not be required to withhold tax at source from dividend payments that we make. A U.S. holder of ADSs resident outside the United Kingdom will not be entitled to any payments from the U.K. tax authorities in respect of the tax credit attaching to any dividend paid by us.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. If ITG were a PFIC in any year during which a U.S. holder owned ADSs, the U.S. holder would generally be subject to additional taxes on any excess distributions received from ADSs and any gain realized from sale or other disposition of the ADSs (regardless whether ITG continued to be a PFIC). ITG believes that it is not, and does not expect to become a PFIC for U.S. federal income tax purposes. A determination as to whether a non-U.S. corporation is a PFIC must be made on an annual basis at the end of each taxable year, and ITG’s status could change depending, among other things, upon changes in its activities and assets and upon the gross receipts and assets of corporations in which ITG owns a 25% or more interest, but which ITG does not control. Accordingly, no assurance can be given that ITG will not be considered a PFIC in the current or any future years. Investors should consult their tax advisors as to the consequences of an investment in a PFIC.

U.S. backup withholding tax

Dividends paid on ordinary shares or ADSs to a U.S. holder may be subject to a U.S. backup withholding tax of 28%. In addition, the payment of proceeds of a sale, exchange or redemption of our ordinary shares or ADSs to a U.S. holder may be subject to U.S. information reporting requirements and/or backup withholding tax.

U.S. holders can avoid the imposition of backup withholding tax by (i) reporting their taxpayer identification number to their broker or paying agent on U.S. Internal Revenue Service Form W-9 or other applicable form, (ii) certifying that they are not subject to backup withholding and (iii) otherwise complying with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder will generally be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required returns are filed with the U.S. Internal Revenue Service on a timely basis.

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

An instrument of transfer of an ADS is not subject to U.K. stamp duty or SDRT, provided that it is executed and kept at all times outside the United Kingdom. However, if an instrument executed on or after October 1, 1999 is brought into the United Kingdom, then in addition to U.K. stamp duty being payable within 30 days thereof at 0.5% of the consideration for the transfer (rounded up to the nearest £5), an interest charge will also be due, calculated from the date which is 30 days after the instrument was executed. Penalties may also be payable. An agreement to transfer ADSs in the form of depositary receipts will not give rise to a liability to U.K. stamp duty or SDRT.

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

U.S. Internal Revenue Service Disclosure Reporting Requirements

Recently promulgated U.S. Treasury Regulations (the Disclosure Regulations) meant to require the reporting of certain tax shelter transactions (Reportable Transactions) could be interpreted to cover transactions generally not regarded as tax shelters. Under the Disclosure Regulations it may be possible that certain transactions with respect to the shares and ADSs may be characterized as Reportable Transactions requiring a holder of the ADSs to disclose such transactions, such as a sale, exchange, retirement or other taxable disposition of a share or ADS that results in a loss that exceeds certain thresholds and other specified conditions are met. Prospective investors in the shares or ADRs should consult with their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the shares or ADSs, including any requirement to file Form 8886 (Reportable Transactions Statement).

The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their professional advisors as to the consequences of the purchase, ownership and disposition of shares and ADSs including, in particular the effects of the tax laws of any other jurisdiction.

F       Dividends and Paying Agents

This section is not applicable.

G      Statement by Experts

This section is not applicable.

H      Documents on Display

We are subject to the informational reporting requirements of the Exchange Act, and, in accordance with these requirements, will file reports and other information with the SEC. The reports and other information, as well as registration statements and exhibits and schedules thereto, may be inspected without charge at, and copies may be obtained at prescribed rates from, the public reference facilities of the SEC’s principal office at:

Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, U.S.A.

  and at the SEC’s regional office at:

500 West Madison Street, Suite 1400, Chicago, Illinois 60661, U.S.A.

The public may obtain information on the operation of the SEC’s public reference facilities by calling in the United States at 1-800-SEC-0330. Copies of the reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006, U.S.A.

In addition, we file this material electronically with the SEC. The SEC maintains a web site that contains reports and information about issuers, like Imperial Tobacco, who file electronically. The address of that web site is www.sec.gov.

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

The group operates a centralized treasury function that is responsible for the management of the financial risks of the group, together with its financing and liquidity requirements. It does not operate as a profit center, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the board. On a frequent basis the Group Treasurer discusses matters with a treasury sub-committee, consisting of senior executives, including the Finance Director and Director of Finance and Planning. The Group Treasurer reports on a regular basis to the board, including provision of monthly treasury summaries and an annual review of strategy.

By their nature, derivative instruments involve risk, including market risk and the credit risk of non-performance by counterparties. We have entered into such transactions with a diversified group of major financial institutions with suitable credit ratings in order to manage credit exposure. Based on our portfolio of financial and derivative instruments as at September 30, 2005 and September 30, 2004, we do not consider the risk of non-performance by counterparties to be material to us.

The financial instruments held by the group as at September 30, 2005 and as at September 30, 2004 can be found in note 15 of our consolidated financial statements included in this annual report. The tables in note 15(v) and 15(vii) present the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the weighted average interest rates relevant.

Exposure to interest rate fluctuations

The group is exposed to fluctuations in interest rates on its borrowings and cash surplus and operates a policy designed to reduce this risk and maintain a cost efficient balance of fixed and floating rate debt.

As at September 30, 2005, approximately 21% of our net debt was denominated in pounds sterling, 77% in euro and the remaining 2% in other currencies. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates. Based on our gross interest charge for fiscal 2005, a 10% relative increase in interest rates would result in an approximate increase of £5.2 million in the gross interest charge. This sensitivity analysis is based on a simple model of monthly average gross floating rate debt by currency multiplied by average monthly interest rates, sensitized by 10%.

We manage our exposure to interest rate changes through our financing activities and, where appropriate, through the use of derivative financial instruments, such as interest rate swaps. As at September 30, 2005, the level of gross debt fixed after the effect of derivatives was as follows:

Currency	Total	Fixed Rate Financial Liabilities	Percentage of Borrowings Fixed
	(£ million)	(£ million)	(%)
Sterling	765	375	49
Euro	2,634	1,540	58
Australian dollar	115	30	26
U.S. dollar	15	—	—
Other	10	1	10
	3,539	1,946	55

As at September 30, 2004, the level of gross debt fixed after the effect of derivatives was as follows:

Currency	Total	Fixed Rate Financial Liabilities	Percentage of Borrowings Fixed
	(£ million)	(£ million)	(%)
Sterling	728	375	52
Euro	3,056	1,925	63
Australian dollar	114	56	49
U.S. dollar	25	—	—
Other	4	4	100
	3,927	2,360	60

These tables should be read in conjunction with note 15 of our consolidated financial statements included in this annual report.

Exposure to currency fluctuations

We are exposed to movements in exchange rates for transactions in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts.

On significant acquisitions of overseas companies, borrowings are made in local currency, after the use of derivative financial instruments where necessary, to minimize the balance sheet translation risk. It remains our policy not to hedge profit and loss account translation exposures. Transaction exposures are hedged where deemed appropriate with the use of foreign exchange contracts.

In fiscal 2005, 58% of our turnover including duty, or £6,533 million, and 64% of our operating profit before amortization and exceptional items, or £830 million, was in international markets, compared with 57% of our turnover and 63% of our operating profit before amortization and exceptional items in fiscal 2004. The majority of sales in these markets are invoiced by us in currencies other than in pounds sterling, in particular, Australian dollars, U.S. dollars and euro, together with other European currencies. Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

Based on our results for fiscal 2005, a 10% fluctuation in the value of the pounds sterling relative to each of the other currencies in the countries in which we sell our products would result in a £234 million and £83 million change in turnover excluding duty and operating profit before amortization and exceptional items, respectively.

We use foreign currency derivative instruments, such as forward foreign exchange contracts, to reduce some of our exposure to the risk that forecasted sales of products to customers who are invoiced in currencies other than sterling would be adversely affected by changes in exchange rates. As at September 30, 2005, we had £36 million notional amount outstanding forward foreign exchange contracts, with a fair value gain of approximately £0.2 million, hedging forecast Taiwanese dollar sales of TW$2.11 billion maturing within one year. As at September 30, 2004, there were £33 million notional amount outstanding forward foreign exchange contracts, with a fair value loss of approximately £0.5 million, hedging forecast Taiwanese dollar sales of TW$1.96 billion maturing within one year. We intend to increase our use of foreign exchange contracts to hedge our transactional foreign currency exposure.

Exposure to tobacco leaf price fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. Political situations, such as that in Zimbabwe, can result in a significantly reduced tobacco crop. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, Greece, Tanzania and India. Our acquisition of Tobaccor has given us a small direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries.

In fiscal 2005, we purchased approximately 129,800 tonnes of tobacco leaf through a number of well- established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long-term contracts based on price. Based on fiscal 2005 purchase volumes, a 10% relative fluctuation in the cost of tobacco leaf would have resulted in a change of approximately £16 million in tobacco leaf costs to the group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturer’s own price increases and thereby limit any related effect on our operating profit.

Item 12: Description of Securities other than Equity Securities

This item is not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

There are no matters to be reported under this item.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

There are no matters to be reported under this item.

Item 15: Controls and Procedures

We performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Finance Director, of the effectiveness of our disclosure controls and procedures as of September 30, 2005. Based upon that evaluation, the Chief Executive Officer and Finance Director have concluded that our disclosure controls and procedures are effective in ensuring that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner.

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

See Item 6C: Board Practices – Audit committee.

B             Code of Ethics

See Item 6C: Board Practices – Code of ethics.

C             Principal Accountant’s Fees and Services

Details of the aggregate fees billed for each of the last three fiscal years for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for the audit of the group’s annual financial statements are set out in Note 2, Costs and overheads less other income, on pages F-14 and F-15 of the consolidated financial statements.

For details of the audit committee’s pre-approval policies and procedures for the engagement of accountants for audit and non-audit services, please see Item 6C: Board Practices – Audit Committee. In both the 2004 and 2005 fiscal years, 100% of audit-related fees, tax fees and other fees were approved by the audit committee.

D             Exemptions from Listing Standards for Audit Committees

There are no matters to be reported under this item.

E              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended September 30, 2005 we spent around £200 million on 13.5 million shares. The average share price paid was 1475 pence, excluding transaction costs.

Shares were purchased on market on the London Stock Exchange and are held as treasury shares on the balance sheet. We have shareholder approval to buy back up to 10% of our issued share capital. The Directors choose to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally.

The share buyback program is ongoing, and in the absence of value creating acquisitions, we intend to spend up to our annual free cash flow.

The impact of the share buyback program for fiscal 2005 was to increase adjusted earnings per share by 0.4p and basic earnings per share by 0.2p, after taking into account an increase in the net interest charge of £3 million and a decrease in the tax charge of £1 million.

Pursuant to the buyback program, in the course of fiscal 2005 we purchased shares as follows:

Period

Total number of shares purchased

Average price paid per share

Total number of shares purchased as part of publicly announced program

Maximum number of shares that could still have been purchased under the program

February 23 – February 24, 2005	950,000	1398.84p	950,000	71,970,092
March 2 – March 31, 2005	1,870,000	1393.38	2,820,000	70,100,092
April 5, 2005	90,000	1392.12	2,910,000	70,010,092
May 19 – May 27, 2005	1,670,000	1475.82	4,580,000	68,340,092
June 1 – June 30, 2005	5,490,000	1505.13	10,070,000	62,850,092
July 6 – July 27, 2005	1,425,000	1484.57	11,495,000	61,425,092
August 3 – August 30, 2005	1,320,000	1482.61	12,815,000	60,105,092
September 5 – September 30, 2005	700,000	1534.99	13,515,000	59,405,092

All purchases were made in market transactions effected on the London Stock Exchange. No purchases were made other than in accordance with our buyback program.

PART III

Item 17: Financial Statements

Our consolidated financial statements, together with the report thereon by our Independent Registered Public Accounting Firm, are filed as part of this annual report as pages F-2 to F-57.

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

2.3

Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/2 % Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco (incorporated by reference to Exhibit 2.3 to Imperial Tobacco’s Registration Statement on Form 20-F, dated February 14, 2002 (File No. 1-14874) (the “2002 20-F Registration Statement”)).

4.1	Demerger Agreement, dated as of August 28, 1996, between Hanson PLC and Imperial Tobacco (incorporated by reference to Exhibit 3.1 to the 1997 20-F Registration Statement).

4.2	Deed, dated as of August 28, 1996, between Hanson and Imperial Tobacco Limited (incorporated by reference to Exhibit 3.2 to the 1997 20-F Registration Statement).

4.3	Imperial Tobacco Group PLC Share Matching Scheme (incorporated by reference to Exhibit 4.3 to the 2004 20-F Registration Statement).

4.4	Imperial Tobacco Group PLC Long-Term Incentive Plan (incorporated by reference to Exhibit 4.4 to the 2004 20-F Registration Statement).

4.5	Imperial Tobacco Group PLC Sharesave Scheme (incorporated by reference to Exhibit 4.5 to the 2004 20-F Registration Statement).

4.6	Imperial Tobacco Group PLC International Sharesave Plan (incorporated by reference to Exhibit 4.6 to the 2004 20-F Registration Statement).

4.7	Imperial Tobacco Group PLC Bonus Match Plan (incorporated by reference to Exhibit 4.7 to the 2004 20-F Registration Statement).

4.8	Directors’ Service Contracts.

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

Exhibit No.	Description
4.12	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma (incorporated by reference to Exhibit 4.12 to the 2002 20-F Registration Statement).

4.14

Euro 10,000,000,000 Debt Issuance Program (Euro Medium Term Note Program) of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC, guaranteed by Imperial Tobacco, with 14 banks in dealer group, including J.P. Morgan Cazenove as arranger.

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

IMPERIAL TOBACCO GROUP PLC

By:	/s/ Robert Dyrbus

Name:	Robert Dyrbus
Title:	Finance Director
Date:	February 16, 2006

IMPERIAL TOBACCO GROUP PLC

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Consolidated Profit and Loss Accounts for the fiscal periods ended September 2003, 2004 and 2005

Consolidated Statements of Total Recognized Gains and Losses for the fiscal periods ended September 2003, 2004 and 2005

Consolidated Balance Sheets as at September 30, 2004 and September 30, 2005

Consolidated Cash Flow Statements for the fiscal periods ended September 2003, 2004 and 2005

Accounting Policies

Notes to the Accounts

IMPERIAL TOBACCO GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of Imperial Tobacco Group PLC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, consolidated statements of total recognized gains and losses and cash flows present fairly, in all material respects, the financial position of Imperial Tobacco Group PLC and its subsidiaries at September 30, 2005 and September 30, 2004 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Bristol, England
November 1, 2005

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended September 30, 2005

		Notes	Before amortization and exceptional items 2005		Amortization 2005		Exceptional items 2005		Total 2005
	Turnover	1	11,255		—		—		11,255
	Duty in turnover	1	(8,106)		—		—		(8,106)
	Costs and overheads less other income	2, 3	(1,842)		(206)		(57)		(2,105)
	Operating profit	1	1,307		(206)		(57)		1,044
	Profit on disposal of fixed assets	3	—		—		2		2
	Profit on ordinary activities before interest and taxation		1,307		(206)		(55)		1,046
	Interest and other finance charges	5	(184)		—		—		(184)
	Profit on ordinary activities before taxation		1,123		(206)		(55)		862
	Taxation	6	(303)		2		15		(286)
	Profit on ordinary activities after taxation		820		(204)		(40)		576
	Equity minority interests	28	(6)		—		—		(6)
	Profit attributable to shareholders		814		(204)		(40)		570
	Dividends	7							(398)
	Retained profit for the year	19							172

Earnings per ordinary share	- Basic	8	112.8	p	(28.3	)p	(5.5	)p	79.0	p
	- Diluted	8	112.3	p	(28.2	)p	(5.5	)p	78.6	p

Dividends per ordinary share	- Interim	7							16.5	p
	- Proposed final	7							39.5	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The accompanying notes are an integral part of these financial statements

For the year ended September 30, 2004

Notes	Before amortization and exceptional items 2004	Amortization 2004	Exceptional items 2004	Total 2004
Turnover	1	11,005	—	—	11,005
Duty in turnover	1	(7,973)	—	—	(7,973)
Costs and overheads less other income	2, 3	(1,814)	(204)	(129)	(2,147)
Operating profit	1	1,218	(204)	(129)	885
Profit on disposal of fixed assets	3	—	—	7	7
Profit on ordinary activities before interest and taxation	1,218	(204)	(122)	892
Interest and other finance charges	5	(204)	—	—	(204)
Profit on ordinary activities before taxation	1,014	(204)	(122)	688
Taxation	6	(273)	2	33	(238)
Profit on ordinary activities after taxation	741	(202)	(89)	450
Equity minority interests	28	(5)	—	—	(5)
Profit attributable to shareholders	736	(202)	(89)	445
Dividends	7	(362)
Retained profit for the year	19	83

Earnings per ordinary share	- Basic	8	101.6	p	(27.9	)p	(12.3	)p	61.4	p
- Diluted	8	101.2	p	(27.8	)p	(12.2	)p	61.2	p

Dividends per ordinary share	- Interim	7	15.0	p
- Proposed final	7	35.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The accompanying notes are an integral part of these financial statements

For the year ended September 30, 2003

	(In £’s million)	Notes	Before amortization and exceptional items 2003		Amortization 2003		Exceptional items 2003		Total 2003
	Turnover	1	11,412		—		—		11,412
	Duty in turnover	1	(8,212)		—		—		(8,212
	Costs and overheads less other income	2, 3	(2,065)		(203)		(51)		(2,319
	Operating profit	1	1,135		(203)		(51)		881
	Profit on disposal of fixed assets	3	—		—		12		12
	Profit on ordinary activities before interest and taxation		1,135		(203)		(39)		893
	Interest and other finance charges	5	(237)		—		—		(237
	Profit on ordinary activities before taxation		898		(203)		(39)		656
	Taxation	6	(243)		—		11		(232
	Profit on ordinary activities after taxation		655		(203)		(28)		424
	Equity minority interests	28	(3)		—		—		(3
	Profit attributable to shareholders		652		(203)		(28)		421
	Dividends	7							(304
	Retained profit for the year	19							117

Earnings per ordinary share	- Basic	8	90.0	p	(28.0	)p	(3.9	)p	58.1	p
	- Diluted	8	89.6	p	(27.9	)p	(3.8	)p	57.9	p

Dividends per ordinary share	- Interim	7							12.0	p
	- Proposed final	7							30.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The results for 2003 relate to the 52 weeks and three days from September 29, 2002 to September 30, 2003.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

(In £’s million)	2003	2004	2005
Profit attributable to shareholders	421	445	570
Exchange movements on retranslation of net investments and related borrowings	101	(31)	19
Taxation credit on borrowings hedging overseas equity investments	33	—	—
Total recognized gains for the year	555	414	589

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(In £’s million)	Notes	September 30, 2004	September 30, 2005
Fixed assets
Intangible assets	9	3,547	3,345
Tangible assets	10	651	632
Investments	11	7	5
		4,205	3,982
Current assets
Stocks	12	864	878
Debtors: amounts falling due within one year	13	1,019	1,089
Debtors: amounts falling due after more than one year	13	2	53
Investments	11	77	25
Cash		262	231
		2,224	2,276
Creditors: amounts falling due within one year	14	(2,556)	(2,748)
Net current liabilities		(332)	(472)
Total assets less current liabilities		3,873	3,510
Creditors: amounts falling due after more than one year	14	(3,267)	(2,843)
Provisions for liabilities and charges	16	(470)	(527)
Net assets		136	140

Capital and reserves
Called up share capital	17	73	73
Share premium account	19	964	964
Profit and loss account	19	(919)	(916)
Equity shareholders’ funds	27	118	121
Equity minority interests	28	18	19
		136	140

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED CASH FLOW STATEMENTS

(In £’s million)	Notes	2003	2004	2005

Net cash inflow from operating activities	24	802	1,241	1,370
Returns on investments and servicing of finance
Interest received		20	18	16
Interest paid		(254)	(227)	(212)
Dividends paid to minority interests		(3)	(3)	(4)
Net cash outflow from returns on investments and servicing of finance		(237)	(212)	(200)

Taxation		(154)	(236)	(239)

Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(82)	(103)	(90)
Sale of tangible fixed assets		23	55	27
Net cash outflow from capital expenditure and financial investment		(59)	(48)	(63)

Acquisitions
Payments to acquire businesses	20	(2)	(27)	(6)
Deferred consideration in respect of prior year acquisitions	20	(47)	(420)	—

Net cash outflow from acquisitions		(49)	(447)	(6)

Equity dividends paid		(254)	(326)	(373)
Net cash inflow/(outflow) before management of liquid resources and financing		49	(28)	489

Management of liquid resources
Decrease/(increase) in investments held as current assets		58	(8)	58
Financing
Payments for the purchase of own shares		—	—	(201)
Net purchase of shares by Employee Share Ownership Trusts		(40)	—	(5)
Debt due within one year - increase in borrowings		501	146	6
Debt due beyond one year - decrease in borrowings		(587)	(165)	(380)

Net cash outflow from financing		(126)	(19)	(580)

Decrease in cash in the year		(19)	(55)	(33)

The consolidated cash flow for 2005 is for the period from October 1, 2004 to September 30, 2005.

The consolidated cash flow for 2004 is for the period from October 1, 2003 to September 30, 2004.

The consolidated cash flow for 2003 is for the period from September 29, 2002 to September 30, 2003.

The accompanying notes are an integral part of these financial statements

ACCOUNTING POLICIES

The accounts have been prepared in accordance with the Companies Act 1985 and Accounting Standards currently applicable in the United Kingdom. The principal accounting policies, which have been applied consistently, are set out below.

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

The principal operating subsidiary undertakings are listed on pages F-48 and F-49.

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

Impairment of fixed assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value (less costs to sell) and value in use. Value in use is based on the present value of the future cash flows relating to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (income generating units).

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

Derivative financial instruments

Derivative financial instruments are used to manage exposure of foreign exchange and interest rate risks and are not used for trading purposes. Instruments qualify for hedge accounting where the underlying asset or liability has characteristics that can be directly related to the instrument transacted.

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

NOTES TO THE ACCOUNTS

1      Segmental information

The group is engaged in only one class of business; the manufacture, marketing and sale of tobacco products and tobacco related accessories.

The geographical analysis of turnover including duty, duty in turnover, turnover excluding duty, operating profit and capital employed was as follows:

(In £’s million)	2003	2004	2005
Turnover including duty
By destination
U.K.	4,568	4,776	4,722

Germany	2,765	2,478	2,630
Rest of Western Europe	1,635	1,556	1,571
Rest of the World	2,444	2,195	2,332
International	6,844	6,229	6,533
	11,412	11,005	11,255

By origin
U.K.	5,350	5,434	5,191

Germany	3,002	2,816	3,013
Rest of Western Europe	2,260	1,646	1,518
Rest of the World	2,070	2,088	2,259
International	7,332	6,550	6,790
To group companies	(1,270)	(979)	(726)
	11,412	11,005	11,255

(In £’s million)	2003	2004	2005
Duty in turnover
By destination
U.K.	3,808	3,983	3,910

Germany	2,120	1,888	2,000
Rest of Western Europe	983	922	927
Rest of the World	1,301	1,180	1,269
International	4,404	3,990	4,196
	8,212	7,973	8,106

(In £’s million)	2003	2004	2005
Turnover excluding duty
By destination
U.K.	760	793	812

Germany	645	590	630
Rest of Western Europe	652	634	644
Rest of the World	1,143	1,015	1,063
International	2,440	2,239	2,337
	3,200	3,032	3,149

(In £’s million)	2003	2004	2005
Operating profit
By destination
U.K.	406	454	477

Germany	228	237	295
Rest of Western Europe	307	329	326
Rest of the World	194	198	209
International	729	764	830
Trading operations	1,135	1,218	1,307
Amortization	(203)	(204)	(206)
Exceptional items	(51)	(129)	(57)
	881	885	1,044

By origin
U.K.	545	566	568

Germany	233	260	328
Rest of Western Europe	237	235	232
Rest of the World	120	157	179
International	590	652	739
Trading operations	1,135	1,218	1,307
Amortization	(203)	(204)	(206)
Exceptional items	(51)	(129)	(57)
	881	885	1,044

(In £’s million)	2004	2005
Capital employed
By location (based on origin)
U.K.	247	155

Germany	(31)	(11)
Rest of Western Europe	77	85
Rest of the World	298	338
International	344	412
	591	567

Capital employed is reconciled to the consolidated balance sheet as follows:

(In £’s million)	2004	2005
Net assets	136	140
Intangible fixed assets	(3,547)	(3,345)
Taxation	161	211
Net debt	3,588	3,283
Dividend payable	253	278
	591	567

2      Costs and overheads less other income

(In £’s million)	2003	2004	2005
Changes in stocks of finished goods and work in progress (excluding excise duty)	6	(8)	(3)
Raw materials and consumables (excluding excise duty)	693	637	651
Employment costs (note 4)	415	389	393
Depreciation and amortization	286	283	282
Operating lease charges	1	2	1
	9	10	11
Exceptional operating costs (note 3)	51	129	57
Other operating charges	858	705	713
	2,319	2,147	2,105

(In £’s million)	2003	2004	2005
Other operating charges above include:
Auditors’ fees and expenses
(including company: 2003: £81,000, 2004: £81,000, 2005: £81,000)	2.1	1.9	2.0
	2.1	1.9	2.0
Non-audit fees:

In the U.K.	1.7	1.5	2.4
Overseas	0.6	0.6	0.5
	2.3	2.1	2.9
	4.4	4.0	4.9

In accordance with best practice guidelines issued in 2003, the following further disclosures are given:

(In £’s million)	2003	2004	2005
Audit fees:
Statutory audit	2.1	1.9	2.0
Audit related regulatory work	0.1	0.1	1.1
	2.2	2.0	3.1
Non-audit fees paid:
Audit related services	0.3	0.6	0.4

Tax services - compliance	0.2	0.2	0.3
- consultancy	1.7	1.2	1.1
	1.9	1.4	1.4
	4.4	4.0	4.9

3      Exceptional items

Exceptional operating costs of £57 million are in respect of the closure of our tube factories, the cigarette factory in Dublin and the planned closure of the rolling papers factory at Treforest in South Wales and a significant headcount reduction at the Berlin cigarette factory, following the announced restructuring of our European cigarette operations.

Analysis of costs (in £’s million):

Employment related (mainly termination)	36
Fixed asset write offs and impairment	13
Other operating charges	8
57

In 2004, exceptional operating costs of £129 million related to the further restructuring of the business following the Reemtsma acquisition in 2002.  These initiatives included the closure of certain factories in Central Europe, announced in January 2004, and salesforce reorganizations in Germany and Central Europe.  In addition, exceptional costs included the agreed renegotiation of the Formula One contract due to legislative constraints.  These costs related to employment (£51 million), fixed asset write-offs and impairment (£27 million) and other operating charges (£51 million).

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

The profit on disposal of fixed assets in 2005, 2004 and 2003 related to the sale of land and buildings no longer required by the business.

The tax relief on exceptional items is disclosed in note 6.

4      Directors and employees

(In £’s million)	2003	2004	2005
Employment costs
Wages and salaries	334	310	301
Social security costs	47	47	59
Pension costs	34	32	33
	415	389	393

For further information of Directors, Directors’ remuneration and Directors’ share options, refer to Item 6: Directors, Senior Management and Employees.

Average number of persons employed by the group during the year

	2003	2004	2005
(Number)
U.K.	2,821	2,674	2,535

Germany	3,096	2,806	2,518
Rest of Western Europe	1,739	1,433	1,380
Rest of the World	9,148	8,720	8,477
International	13,983	12,959	12,375
	16,804	15,633	14,910

5      Interest and other finance charges

(In £’s million)	2003	2004	2005
Interest payable
On bank loans and overdrafts	46	37	43
On other loans	212	191	163
	258	228	206
Interest receivable	(21)	(24)	(22)
Net interest	237	204	184

6      Taxation

Analysis of charge in the year

(In £’s million)	2003	2004	2005
Current tax
U.K. Corporation tax at 30.0% (2003: 30.0%; 2004: 30.0%)	82	97	111
Adjustments to current tax in respect of prior years	12	6	(4)
	94	103	107
Overseas
Current	142	136	199
Total current tax	236	239	306
Deferred tax
Origination and reversal of timing differences	(4)	(1)	(20)
Total tax charge	232	238	286

The tax charge includes tax relief on exceptional items of £15 million (2003: £11 million, 2004: £33 million).

Factors affecting the current tax charge for the year

Pre amortization, the tax assessed for the year at 27.0% is lower than the standard higher rate of corporation tax in the U.K. (30.0%).  Post amortization, the effective rate exceeded 30.0%.  A reconciliation between the current tax charge at the standard U.K. rate and the actual current tax charge is shown below:

(In £’s million)	2003	2004	2005
Profit on ordinary activities before taxation	656	688	862
Profit on ordinary activities multiplied by standard rate of corporation tax in the U.K. of 30.0% (2002: 30.0%; 2003: 30.0%)
Effects of:	197	206	258
Expenses not deductible for tax purposes	8	7	4
Non-deductible goodwill	61	59	59
Lower tax rates on overseas earnings	(33)	(34)	(35)
Current deferred tax	4	1	20
Other	(1)	—	—
Total current tax	236	239	306

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

7      Dividends on ordinary shares

(In £’s million)	2003	2004	2005
Interim 16.5p (2003: 12.0p; 2004: 15.0p)	87	109	120
Proposed final 39.5p (2003: 30.0p; 2004: 35.0p)	217	253	278
	304	362	398

8      Earnings per share

(In pence)	2003	2004	2005
Earnings per share
Basic	58.1	61.4	79.0
Adjustment for amortization and exceptional items	31.9	40.2	33.8
Adjusted	90.0	101.6	112.8
Diluted	57.9	61.2	78.6

(In £’s million)
Earnings
Basic	421	445	570
Adjustment for amortization and exceptional items	231	291	244
Adjusted	652	736	814

Adjusted earnings per share are calculated before tax-effected exceptional items of £40 million (2003: £28 million; 2004: £89 million) (notes 3 and 6), tax-effected amortization of intangibles of £6 million (2003: nil; 2004: £6 million), and goodwill amortization of £198 million (2003: £203 million; 2004: £196 million), since the Directors consider that this provides a better comparison of underlying business performance.

There would be no significant dilution of earnings if the outstanding share options referred to in note 18 were exercised.

(Number)	2003	2004	2005
Weighted average number of shares outstanding during the year
Basic	724,328,162	724,263,415	721,523,004
Effect of share options	3,225,153	3,328,630	3,325,622
Diluted	727,553,315	727,592,045	724,848,626

9      Intangible fixed assets

(In £’s million)	Trademarks, licenses	Goodwill	Total
Cost
As at October 1, 2004	140	3,938	4,078
Exchange movements	9	(26)	(17)
Acquisitions (note 20)	—	18	18
As at September 30, 2005	149	3,930	4,079

Accumulated amortization
As at October 1, 2004	45	486	531
Exchange movements	2	(5)	(3)
Charge for the year	8	198	206
As at September 30, 2005	55	679	734

Net book value
As at September 30, 2005	94	3,251	3,345
As at September 30, 2004	95	3,452	3,547

10   Tangible fixed assets

(In £’s million)	Land and buildings	Plant and machinery	Fixtures and motor vehicles	Total
Cost
As at October 1, 2004	189	723	149	1,061
Exchange movements	4	13	2	19
Reclassifications	6	(8)	2	—
Additions	2	58	30	90
Disposals	(35)	(51)	(3)	(89)
As at September 30, 2005	166	735	180	1,081

Accumulated depreciation
As at October 1, 2004	7	332	71	410
Exchange movements	1	5	1	7
Reclassifications	—	(1)	1	—
Charge for the year(1)	7	56	23	86
Disposals	(12)	(42)	—	(54)
As at September 30, 2005	3	350	96	449

Net book value
As at September 30, 2005	163	385	84	632
As at September 30, 2004	182	391	78	651

(1) Included within plant and machinery are £10 million impairment charges relating to the write-down of tangible fixed assets to their recoverable amount, £5 million of which is included in the exceptional operating costs of £57 million (see note 3).

Land and buildings at net book value:

(In £’s million)	2004	2005
Freehold	169	151
Long leasehold	12	12
Short leasehold	1	—
	182	163

11   Investments

(In £’s million)	2004	2005
Fixed asset investments
As at October 1, 2004	7	7
Impairments	—	(2)
As at September 30, 2005	7	5

Fixed asset investments represent investments in associates.

(In £’s million)	2004	2005
Current asset investments
Short-term deposits	18	20
Other liquid assets	59	5
	77	25

12   Stocks

(In £’s million)	2004	2005
Raw materials	357	301
Work in progress	14	16
Finished stock	391	407
Other stock	102	154
	864	878

Other stock comprises mainly duty-paid tax stamps.

It is generally recognized industry practice to classify leaf tobacco stocks as a current asset although part of such stock, because of the duration of the processing cycle, ordinarily would not be consumed within one year. Leaf tobacco held within raw material stocks at the balance sheet date will ordinarily be utilized within two years.

13   Debtors

(In £’s million)	2004	2005
Amounts falling due within one year
Trade debtors	898	960
Corporate taxes	46	44
Deferred tax	11	23
Other debtors and prepayments	64	62
	1,019	1,089

Amounts falling due after more than one year
Other debtors and prepayments	2	53
	1,021	1,142

14   Creditors

(In £’s million)	2004	2005
Amounts falling due within one year
Borrowings (note 15)	719	707
Trade creditors	125	125
Corporate taxes	167	235
Other taxes, duties and social security contributions	1,055	1,134
Deferred consideration	—	55
Other creditors	88	49
Accruals and deferred income	149	165
Proposed dividend	253	278
	2,556	2,748

(In £’s million)	2004	2005
Amount falling due after more than one year
Borrowings (note 15)	3,208	2,832
Deferred consideration	58	8
Other creditors	—	2
Accruals and deferred income	1	1
	3,267	2,843

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

The following table analyzes the group’s financial liabilities at the balance sheet date:

(In £’s million)		2004	2005
Amounts falling due within one year
Bank loans and overdrafts		97	25
Other loans		622	682
		719	707
Amounts falling due after more than one year
Bank loans	– between one and two years	110	—
Other loans	– between one and two years	686	1,021
Bank loans	– between two and five years	436	867
Other loans	– between two and five years	1,397	369
Other loans	– after five years	579	575
		3,208	2,832

Total borrowings		3,927	3,539

The group has loans amounting to £1 million (2004: £8 million) which are secured by charges, mortgages or liens on certain fixed assets.

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

The following table analyzes the currency and interest composition of the group’s financial liabilities at the balance sheet date.

			Fixed rate financial liabilities
Currency (In £’s million)	Total 2005	Floating rate financial liabilities 2005	Fixed rate financial liabilities 2005	Weighted average interest rate % 2005	Weighted average period for which rate is fixed Years 2005
Sterling	765	390	375	5.7	5.0
Euro	2,634	1,094	1,540	4.5	3.0
Australian dollar	115	85	30	4.7	0.5
U.S. dollar	15	15	—	n/a	n/a
Other	10	9	1	9.1	2.0
	3,539	1,593	1,946	4.7	3.3

			Fixed rate financial liabilities
Currency (In £’s million)	Total 2004	Floating rate financial liabilities 2004	Fixed rate financial liabilities 2004	Weighted average interest rate % 2004	Weighted average period for which rate is fixed Years 2004
Sterling	728	353	375	5.7	6.5
Euro	3,056	1,131	1,925	4.6	2.2
Australian dollar	114	58	56	5.0	0.9
U.S. dollar	25	25	—	n/a	n/a
Other	4	—	4	8.8	2.1
	3,927	1,567	2,360	4.8	2.9

The floating rate financial liabilities comprise bank borrowings and capital market issuance (post derivatives).  The majority of bank borrowings bear interest at rates fixed in advanced for periods of one month by reference to LIBOR in the case of sterling and three months in the case of Australian dollar borrowings and EURIBOR (in the case of euro borrowings).  The capital market issuance in place at the year end bears interest (post interest and currency swaps) at rates fixed in advance for six months by reference to LIBOR (in the case of the U.S. dollar bond) and for three months by reference to EURIBOR (in the case of the sterling and euro bonds).

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

(ii) Currency risk disclosure

The group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of transactions in foreign currencies.  On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the translation risk.  For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cash flows.  At the year end, £36.1 million notional of forward foreign exchange deals were outstanding (2004: £33.0 million).

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

Functional currency of	Net foreign currency monetary assets/(liabilities)
group operation (In £’s million)	Sterling 2005	Euro 2005	U.S. dollars 2005	Australian dollars 2005	Other 2005	Total 2005
Sterling	—	632	(36)	(94)	(29)	473
Euro	(1)	—	25	11	66	101
Other	(11)	(27)	(54)	—	28	(64)
	(12)	605	(65)	(83)	65	510

Functional currency of	Net foreign currency monetary assets/(liabilities)
group operation (In £’s million)	Sterling 2004	Euro 2004	U.S. dollars 2004	Australian dollars 2004	Other 2004	Total 2004
Sterling	—	876	(15)	(99)	10	772
Euro	22	—	20	8	—	50
Other	3	(38)	(52)	—	22	(65)
	25	838	(47)	(91)	32	757

The figures shown in the previous tables take into account the effect of the currency swaps held as shown in the analysis on pages F-29 and F-30.

(iii)   Borrowing facilities

The group has various borrowing facilities available to it.  The undrawn committed facilities which are all available at a floating rate, as at September 30, 2005 in respect of which all conditions precedent have been met at that date were as follows:

(In £’s million)	2004	2005
Expiring within one year	90	118
Expiring between one and two years	507	—
Expiring between two and five years	184	598
	781	716

In addition to the above committed facilities there are other uncommitted facilities available to the group.

(iv)  Fair values of derivative financial instruments

A comparison by category of the fair values and book values of the group’s financial liabilities is set out below:

(In £’s million)	Positive fair values 2005	Negative fair values 2005	Fair value 2005	Book value 2005
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	62	(116)	(54)	—
Currency swaps	10	(28)	(18)	—

(In £’s million)	Positive fair values 2004	Negative fair values 2004	Fair value 2004	Book value 2004
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	97	(98)	(1)	—
Currency swaps	3	(39)	(36)	—

The figures shown in the tables above for derivative financial instruments have been derived from third party valuations as at the balance sheet date.

(v)     Detailed analysis of financial assets and financial liabilities

The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 30, 2004:

(In £’s million		Maturity date and weighted average interest rate
unless otherwise indicated)		2006	(%)	2007	(%)	2008	(%)	2009	(%)	2010	(%)	There- after	(%)	Total	Fair value
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	67	2.8											67	67
	Euro	98	1.5											98	98
	Other	91	3.4											91	91
Total cash deposits		256												256	256
Weighted average receivable interest rate (%)			2.5											2.5

Short- term debt	Sterling	(16)	5.3											(16)	(16)
	Euro	(681)	3.4											(681)	(707)
	Australian dollars	(1)	6.5											(1)	(1)
	Other	(9)	0.9											(9)	(9)
Total short-term debt		(707)												(707)	(733)

Long- term debt	Sterling							(369)	5.8	(380)	5.0			(749)	(773)
	Euro			(1,022)	3.4					(356)	2.5	(575)	3.4	(1,953)	(2,061)
	Australian dollars									(114)	5.9			(114)	(114)
	Other					(1)	9.1			(15)	4.2			(16)	(16)
Total long-term debt				(1,022)		(1)		(369)		(865)		(575)		(2,832)	(2,964)
Weighted average payable interest rate (%)			3.4		3.4		9.1		5.8		4.1		3.4	3.8

The cash deposits earn interest at floating rates of interest and are composed mainly of short-term money market deposits with a maturity date not exceeding one year.

Credit risks on the amounts due from counterparties, in relation to cash deposits and other financial instruments, are managed by limiting the aggregate amount of exposure to any one counterparty, based on their credit rating.

(In £’s million unless otherwise indicated)		Maturity date and weighted average interest rate
		2005	(%)	2006	(%)	2007	(%)	2008	(%)	2009	(%)	There- after	(%)	Total	Fair value
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits	Sterling	52	3.7											52	52
	Euro	182	1.9											182	182
	Other	105	5.6											105	105
Total cash deposits		339												339	339
Weighted average receivable interest rate (%)			3.3											3.3

Short-term debt
	Sterling	(39)	5.3											(39)	(39)
	Euro	(669)	3.3											(669)	(681)
	U.S. dollars	(11)	2.2											(11)	(11)
Total short-term debt		(719)												(719)	(731)

Long-term debt	Sterling							(318)	5.4	(371)	6.2			(689)	(728)
	Euro			(781)	3.3	(1,028)	3.6					(579)	3.6	(2,388)	(2,534)
	Australian dollars							(114)	5.9					(114)	(114)
	Other			(15)	2.7	(1)	8.6	(1)	9.3					(17)	(17)
Total long-term debt				(796)		(1,029)		(433)		(371)		(579)		(3,208)	(3,393)
Weighted average payable interest rate (%)			3.4		3.3		3.6		5.5		6.2		3.6	4.0

The cash deposits earn interest at floating rates of interest and are composed mainly of short-term money market deposits with a maturity date not exceeding one year.

(vi)    Hedges

An analysis of the unrecognized gains and losses on hedges at the year end is set out below:

(In £’s million)	Gains 2004	Losses 2004	Gains 2005	Losses 2005
Unrecognized gains and losses on hedges at beginning of year	196	(183)	100	(137)
Gains and losses arising in previous years recognized in the year	(16)	12	(9)	10
Gains and losses arising before the start of the year not recognized in the year	180	(171)	91	(127)
Gains and losses arising in the year not recognized in the year	(80)	34	(19)	(17)
Unrecognized gains and losses on hedges at end of year	100	(137)	72	(144)
Of which:
Gains and losses expected to be recognized within one year	9	(10)	19	—
Gains and losses expected to be recognized after one year	91	(127)	53	(144)

(vii)   Derivative financial instruments

The following table sets out the derivative financial instruments held by the group at September 30, 2005.  The table presents the nominal value of such investments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the related weighted average interest rate where relevant.  Some of the interest rate swaps have embedded options and assumptions have been made based on third party valuations at the balance sheet date to determine whether such options are likely to be exercised in order to determine the probable maturity date.

	Accounting year ending in								There-			Fair
(In £’s million unless otherwise indicated)	2006	2007		2008	2009		2010		after		Total	value
Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount		70	(1)	120					210	(2)	400	(26)
Weighted average interest rate to pay (%)		6.0		6.4					5.2		5.7
Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	48	1,002		61	187		95	(3)	501	(4)	1,894	(90)
Weighted average interest rate to pay (%)	2.6	4.8		3.1	5.1		3.7		4.1		4.5
Interest rate swaps – pay variable, receive fixed:
Notional amount	682	1,022									1,704	62
Weighted average interest rate to receive (%)	6.1	6.1									6.1
Weighted average margin over EURIBOR to pay (%)	1.0	1.2									1.1
Caps purchased:
Notional amount	136										136	—
Weighted average strike price (%)	5.5										5.5
Australian dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	30										30	—
Weighted average interest rate to pay (%)	4.7										4.7
Currency swaps
Notional amount					370	(5)					370	(17)
U.S. dollar interest rate to receive (%)					7.1						7.1
Sterling interest margin over LIBOR to pay (%)					1.3						1.3
Notional amount									550	(5)	550	(1)
Sterling interest rate to receive (%)									6.5		6.5
Interest margin over EURIBOR to pay (%)									1.2		1.2

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

(2)The following trades are included within this balance:

£25 million swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade and to double the notional amount to £50 million in April 2006.  This trade is expected to be cancelled in April 2011.

£40 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in December 2015.

£15 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in December 2016.

£20 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the £25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparties’ option.

£50 million swaps maturing in October 2006 at 5.5% with the counterparties’ option to extend for a further five years.

(3)The following trades are included within this balance:

€140 million forward start three-year swaps starting March 2007.

(4)The following trades are included within this balance:

€130 million forward start five-year swaps starting March 2007.

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
Interest rate swaps – pay variable, receive fixed:
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

(3)The following trades are included within this balance:

£25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparties’ option.

£50 million swaps maturing in October 2006 at 5.5% with the counterparties’ option to extend for a further five years.

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

€250 million forward start ten-year swaps starting March 2007.

(5)Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

16  Provisions for liabilities and charges

(In £’s million)	Reorganization and rationalization	Unfunded pension obligations	Deferred taxation	Other	Total
As at October 1, 2004	52	340	51	27	470
Exchange movements	—	(3)	—	1	(2)
Provided in the year	57	28	(8)	1	78
Utilized in the year	(38)	23	—	(4)	(19)
As at September 30, 2005	71	388	43	25	527

The reorganization and rationalization provision relates to the factory closures announced during the year, ongoing capacity reviews, and other restructurings.  The additional amounts provided in the year relate primarily to termination of employment.  The provision will unwind over several years as termination payments are made over extended periods in a number of EU countries.

Unfunded pension obligations relate to pension schemes in Germany.  The group’s main pension schemes are held in separately administered funds and are described in note 23.

The amounts provided for deferred taxation and the amounts unprovided were as follows:

	Provided		Unprovided
(In £’s million)	2004	2005	2004	2005
Excess of capital allowances	72	72	—	—
Chargeable gains on property	1	1	6	6
Short-term timing differences	(22)	(25)	—	—
Other	—	(5)	—	(1)
Deferred tax provision	51	43	6	5

Deferred tax asset (note 13)	11	23	11	11

Deferred tax assets of £11 million as at September 30, 2005 (2004: £11 million) have not been recognized due to the degree of uncertainty of the utilization of the underlying tax losses in certain tax jurisdictions.

17  Called up share capital

(In £’s million)	2004	2005
Authorized
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid
729,200,291 (2004: 729,200,921) ordinary shares of 10p each	73	73

18  Share options

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

			Number of shares
Date of grant	Date exercisable/ performance period	Option grant price £	Granted	Exercised	Lapsed or Cancelled	Outstanding at September 30, 2005
Sharesave options U.K.:
June 9, 1999	8/1/2002-1/31/2005	4.59	599,862	(321,354)	(278,508)	—
June 5, 2000	8/1/2003-1/31/2006	3.61	1,203,945	(1,110,877)	(93,068)	—
June 7, 2001	8/1/2004-1/31/2007	4.83	758,286	(441,067)	(99,088)	218,131
May 31, 2002	8/1/2005-1/31/2008	8.24	820,132	(357,118)	(131,284)	331,730
June 4, 2003	8/1/2006-1/31/2009	8.22	638,919	(25,593)	(78,673)	534,653
May 26, 2004	8/1/2007-1/31/2010	10.08	423,863	(2,638)	(29,841)	391,384
May 23, 2005	8/1/2008-1/31/2011	11.73	395,313	—	(3,048)	392,265
International:
France
June 18, 2001	8/1/2004-1/31/2005	5.22	3,676	(3,356)	(320)	—
June 18, 2002	8/1/2005-1/31/2006	8.76	2,989	(1,561)	(629)	799
June 17, 2003	8/1/2006-1/31/2007	8.57	25,906	(684)	(2,008)	23,214
June 4, 2004	8/1/2007-1/31/2008	10.08	8,433	—	—	8,433
Jun 1, 2005	8/1/2008-1/31/2009	11.93	7,377	—	(697)	6,680
Ireland
June 7, 2001	8/1/2004-1/31/2005	4.83	9,564	(8,085)	(1,479)	—
June 4, 2003	8/1/2006-1/31/2007	8.22	68,955	(5,771)	(11,287)	51,897
May 26, 2004	8/1/2007-1/31/2008	10.08	10,115	(577)	(1,933)	7,605
May 23, 2005	8/1/2008-1/31/2009	11.73	10,371	—	—	10,371
Other
June 18, 2001	8/1/2004-1/31/2005	4.83	51,148	(33,403)	(17,745)	—
June 18, 2002	8/1/2005-1/31/2006	8.24	62,908	(32,666)	(26,702)	3,540
June 17, 2003	8/1/2006-1/31/2007	8.22	544,718	(15,837)	(106,883)	421,998
June 4, 2004	8/1/2007-1/31/2008	10.08	143,931	(217)	(7,155)	136,559
June 1, 2005	8/1/2008-1/30/2009	11.73	153,441	—	(1,324)	152,117

		(in U.S. dollars)
United States (1)
June 18, 2001	8/1/2004-1/31/2005	6.96	1,266	(830)	(436)	—
June 18, 2002	8/1/2005-1/31/2006	12.34	1,866	(1,560)	(306)	—
June 17, 2003	8/1/2006-1/31/2007	12.14	7,028	—	—	7,028
June 4, 2004	8/1/2007-1/31/2008	17.92	2,580	—	—	2,580
June 1, 2005	8/1/2008-1/30/2009	22.49	5,818	—	—	5,818
			5,962,410	(2,363,194)	(892,414)	2,706,802

(1) Granted as American Depositary Shares each representing two ordinary shares.

Conditional awards
Share Matching Scheme
January 29, 2002		650,767	(574,528)	(76,239)	—
August 12, 2002 - Centenary Scheme		231,941	(16,866)	(33,103)	181,972
January 29, 2003		762,883	(72,928)	(116,946)	573,009
January 29, 2004		999,733	(32,210)	(131,708)	835,815
January 29, 2005		832,855	(3,729)	(31,155)	797,971
		3,478,179	(700,261)	(389,151)	2,388,767
Long-Term Incentive Plan
November 26, 2001	Nov 2001-Nov 2004	384,376	(332,047)	(52,329)	—
November 26, 2002	Nov 2002-Nov 2005	474,547	(44,843)	(118,051)	311,653
November 17, 2003	Nov 2003-Nov 2006	481,180	(15,096)	(87,891)	378,193
November 9, 2004	Nov 2004-Nov 2007	355,861	(687)	(12,103)	343,071
		1,695,964	(392,673)	(270,374)	1,032,917
Total options/awards		11,136,553	(3,456,128)	(1,551,939)	6,128,486

International Sharesave Plan

Under the Plan, the board may offer options to purchase ordinary shares or American Depositary Shares (ADSs) in the Company to non-U.K. employees who enter into a savings contract.  The price at which options may be offered varies depending on local laws, but for ordinary shares will not be less than 80% of the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to invitation.  In respect of ADSs the price will not be less than 80% of the closing price on the New York Stock Exchange on the same day.  Options may normally be exercised during the six months after expiry of the savings contract, three years after entering the Plan.

Under the U.K. Sharesave Scheme, which is part of the International Plan, the board may offer options to purchase ordinary shares in the company to U.K. employees who enter into an HM Revenue and Customs approved Save as You Earn (SAYE) savings contract.  The options may normally be exercised during the period of six months after the expiry of the SAYE contract, either three or five years after entering the Scheme.

Long-Term Incentive Plan

In respect of the November 2001 – November 2004 award, based on the earnings per share, 100% of the award vested on November 26, 2004.

In respect of the November 2002 – November 2005 award, based on the earnings per share to the end of the financial year, 100% of the award vested on November 25, 2005.

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

For Executive Directors and most of the Group’s management, individuals may elect to invest any proportion up to a maximum of 100% of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts.  Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the group, the participant would receive the original shares plus additional shares.  The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the group.

Employee Share Ownership Trusts (ESOTs)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards.  At September 30, 2005, the Trusts held 3.0 million (2004: 4.1 million) ordinary shares, with a nominal value of £302,654, all acquired in the open market at a cost of £31.3 million (2004: £37.2 million).  These were financed by a gift of £1.7 million and an interest free loan of £29.6 million.  None of the ESOT shares have been allocated to employees or Directors as at September 30, 2005.  All finance costs and administration expenses connected with the ESOTs are charged to the profit and loss account as they accrue.  The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

19  Reserves

(In £’s million)	Share premium account	Profit and loss account
As at September 30, 2003	964	(997)
Profit for the year	—	83
Credit in respect of employee share schemes	—	9
Goodwill exchange movements	—	17
Other net exchange movements	—	(31)

As at September 30, 2004	964	(919)

Profit for the year	—	172

Purchase of own shares	—	(201)

Credit in respect of employee share schemes	—	8

Goodwill exchange movements	—	5

Other net exchange movements	—	19

As at September 30, 2005	964	(916)

The cumulative amount of goodwill written off against the group’s reserves, net of goodwill relating to undertakings disposed of, is £2,415 million (2004: £2,420 million).

Included in other net exchange movements are exchange gains of £22 million (2004: £83 million) arising on borrowings denominated in foreign currencies designated as hedges of foreign net investments.

Own shares

Included in the profit and loss account reserve are investments in Imperial Tobacco Group PLC own shares held by the Imperial Tobacco Group PLC Employee Benefit Trusts (note 18).  The book value and market value of the shares at September 30, 2005 was £24 million (2004: £32 million) and £49 million (2004: £49 million).

During the year the company initiated a share buyback program purchasing 13,515,000 ordinary shares of 10 pence each in Imperial Tobacco Group PLC for a cost of £201 million including expenses.  The shares, representing 1.9% of issued share capital and having an aggregate nominal value of £1,351,500, have not been cancelled but are held in a treasury shares reserve within the profit and loss account reserve and represent a deduction from equity shareholders’ funds.

20  Acquisitions

During the year the group acquired interests in a number of small businesses, including on September 14, 2005 a 43% interest in Skruf Snus AB.

The fair and book values of the net liabilities acquired were £4 million, giving rise to goodwill of £18 million.

The acquisition price, including costs, estimated at £14 million, was satisfied by cash consideration in the year of £6 million with deferred consideration of £8 million.  The deferred consideration may increase depending on the performance of the company.

The acquisition agreement relating to the 43% interest in Skruf Snus AB includes a commitment to acquire the remaining shares by mid 2009 and provides the group with control of the operating and financial policies of Skruf Snus AB (including its dividend policy).  Accordingly the acquisition has been accounted for as a 100% owned subsidiary to reflect the substance of the transaction.

The contribution to the group’s performance in the year ended September 30, 2005 was not material.

2004 acquisition – CTC Tube Company of Canada.  During 2004 the group acquired interests in a number of small businesses, including the business and assets of CTC Tube Company of Canada, together with the purchase of minority interests in some existing subsidiary companies.

The fair and book values of the net assets acquired were £6 million, giving rise to goodwill of £23 million.

21   Commitments

Capital Commitments (In £’s million)	2004	2005
Contracted but not provided for	12	6

Operating lease annual commitments (In £’s million)	Land and buildings 2004	Other 2004	Land and buildings 2005	Other 2005
Leases expiring
Within one year	1	2	1	2
Between one and five years	4	2	4	1
After five years	3	—	2	—

22  Legal proceedings

The group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects.  In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have an adverse effect upon the results of the operations, cash flow or financial condition of the group.  Consequently, the group has not provided for any amounts in the consolidated financial statements in each of the years in the three-year period ended September 30, 2005.  Outstanding legal cases are reviewed following developments in the legal proceedings and at least every six months, in order to assess the need for provisions in our financial statements.  Among the factors considered in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the balance sheet date but before the financial statements are approved), the opinions or views of legal counsel and other advisers, the group’s experience in similar cases, and any decision as to how the group intends to respond to the litigation, claim or assessment.

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

The main U.K. group scheme is the Imperial Tobacco Pension Fund (‘the Scheme’).  An actuarial valuation of the Scheme was made at March 31, 2004.  The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rate of investment return earned on the Scheme’s existing assets, the rates of increase in pay and pensions and estimated mortality rates.  On the basis that the Scheme is continuing it was assumed that the future investment returns relative to market values at the valuation date would be 5.85% per annum and that pay and pension increases would average 4.5% and 2.75% per annum respectively.  The assets were brought into account at their market value.

At March 31, 2004 the market value of the assets of the Scheme was £2,248 million.  The total assets were sufficient to cover 108% of the benefits that had accrued to members for past service, after allowing for expected future pay increases.  However, the assets were not sufficient to cover future service benefits for current members and, as a result of this deficiency, Imperial recommenced payment of company contributions during the year at the level of £10 million per year as set by the Scheme Actuary.  The financial position of the Scheme and the level of company contributions to be paid will be reviewed at the next actuarial valuation, expected to be carried out at March 31, 2007.

The pension cost in respect of the Scheme, for the year ended September 30, 2005, was £5 million (2004: nil).  The regular cost of £24 million has been offset by £19 million in respect of amortization of the experience surpluses that are being recognized over ten years, the average remaining service lives of members.  In prior years the level of surplus in the Scheme has been sufficient to cover the regular cost.  The pension cost has been assessed in accordance with the advice of Watson Wyatt Limited, actuaries and consultants, using the projected unit method.  Prepaid contributions of £5 million are included in debtors at the balance sheet date.

Actuarial valuations of the pension liabilities of Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and BTM pension schemes were undertaken at September 30, 2004 and September 30, 2005. These quantified unfunded past service liabilities of £324 million at September 30, 2004 and £376 million at September 30 2005, which have been recognized in the accounts, together with the other German unfunded schemes. The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rates of increase in pay and pensions. These were 2.85% for the increase in pay and 1.60% for the increase in pensions.

The pension cost relating to other overseas schemes is calculated in accordance with local accounting principles. The pension cost for non-U.K. schemes in the year was £28 million (2004: £32 million).

FRS 17 disclosures for the year to September 30, 2005

The group has continued to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 “Retirement benefits”, which was to be mandatory for the group for the year ended September 2003, has been deferred by the Accounting Standards Board until accounting periods commencing on or after January 1, 2005. However, the following transitional disclosures are still required.

The results of the most recent available actuarial valuations for the principal group schemes have been updated to September 30, 2005 by Watson Wyatt Limited, actuaries and consultants.

The main financial assumptions used in the valuation of the Scheme’s liabilities under FRS 17 are:

	At September 30, 2003	At September 30, 2004	At September 30, 2005
	% p.a.	% p.a.	% p.a.
Inflation	2.6	2.9	2.8
Rate of increase in salaries	2.8 to 4.4	2.9 to 4.7	2.9 to 4.6
Rate of increase of pensions in payment	1.5 to 2.6	1.6 to 2.9	1.6 to 2.8
Discount rate	4.2 to 5.5	4.5 to 5.6	4.3 to 5.4

The scheme assets and the expected rate of return were:

	Expected rate of return	At September 30, 2003 Fair value	Expected rate of return	At September 30, 2004 Fair value	Expected rate of return	At September 30, 2005 Fair value
	% p.a.	(In £’s million)	% p.a.	(In £’s million)	% p.a.	(In £’s million)

Equities	6.9 to 8.3	1,365	6.3 to 8.2	1,425	6.7 to 8.1	1,700
Bonds	2.9 to 5.6	614	3.3 to 5.0	654	3.6 to 4.4	730
Others	3.8 to 7.1	308	3.9 to 7.4	348	3.8 to 6.7	380

		2,287		2,427		2,810

The following amounts at September 30, 2005 were measured in accordance with the requirements of FRS 17:

(In £’s million)	At September 30, 2004	At September 30, 2005

Fair value of scheme assets	2,427	2,810
Actuarial value of scheme liabilities	(2,719)	(2,976)

Assets less liabilities	(292)	(166)
Less: irrecoverable surplus in respect of the closed New Zealand Scheme	(1)	(1)

Pension liability under FRS 17	(293)	(167)
Related deferred tax asset	122	92

Net pension liability under FRS 17	(171)	(75)

Net pension liability recognized in net assets	(204)	(233)
Net pension (liability)/asset not recognized in net assets	33	158

The valuation identified overall liabilities of £167 million (2004: £293 million), which comprised £262 million (2004: £83 million) in respect of schemes with a surplus, less £429 million (2004: £376 million) in respect of schemes with a deficit.

If the above amounts had been recognized in the financial statements, the group’s net assets and profit and loss account at September 30, 2005 would be as follows:

(In £’s million)	At September 30, 2004	At September 30, 2005
Net assets as reported	136	140
Add back: unfunded pension provision included in net assets	340	388
Less: recognized deferred tax asset	(136)	(155)
Net pension liability under FRS 17	(171)	(75)

Total FRS 17 pension adjustment	33	158

Net assets including pension liability under FRS 17	169	298

Profit and loss account as reported	(919)	(916)
Total FRS 17 pension adjustment	33	158

Profit and loss account including total FRS 17 pension adjustment	(886)	(758)

The following amounts would have been recognized in the performance statements in the year to September 30, 2005 under the requirements of FRS 17:

(In £’s million)	2004	2005
Operating profit:
Current service cost	(37)	(38)
Past service cost	(4)	(7)
Curtailment (loss)/gain	(11)	5
Total operating charge	(52)	(40)

Other finance income:
Expected return on pension scheme assets	157	169
Interest on pension scheme liabilities	(142)	(147)
Net return	15	22

Net impact on profit and loss before taxation under FRS 17	(37)	(18)

Pension cost currently recognized in the profit and loss before taxation	(32)	(33)
Pension (cost)/credit not currently recognized in the profit and loss before taxation	(5)	15

Statement of total recognized gains and losses (STRGL):
Actual return less expected return on pension scheme assets	109	332
Experience gain/(loss) arising on the scheme liabilities	66	(8)
Loss on changes in assumptions underlying the present value of the scheme liabilities	(61)	(225)
Currency gain	7	3

Actuarial gain recognized in STRGL under FRS 17	121	102

Movement in deficit during the year:
Deficit in schemes at beginning of year	(407)	(293)
Contributions	30	42
Current service cost	(37)	(38)
Past service cost	(4)	(7)
Curtailment (loss)/gain	(11)	5
Other finance income	15	22
Actuarial gain	114	99
Currency gain	7	3

Deficit in schemes at end of year	(293)	(167)

Pension provision recognized in net assets	(340)	(388)
Surplus in schemes at end of year not recognized in net assets	47	221

The details of experience gains and losses under FRS 17 for the year to September 30, 2005 are as follows:

	2003	2004	2005
Difference between the expected and actual return on scheme assets:
Amount (£’s million)	124	109	332
Percentage of schemes assets	5.4%	4.5%	11.8%

Experience (loss)/gain on scheme liabilities:
Amount (£’s million)	(66)	66	(8)
Percentage of the present value of the scheme liabilities	(2.5)%	2.4%	(0.3)%

Total amount recognized in statement of total recognized gains and losses:
Amount (£’s million)	(121)	121	102
Percentage of the present value of the scheme liabilities	(4.5)%	4.5%	3.4%

24  Reconciliation of operating profit to net cash flow from operating activities

(In £’s million)	2003	2004	2005
Operating profit	881	885	1,044
Depreciation and amortization	286	310	292
(Decrease)/increase in provisions for liabilities and charges	(69)	(33)	69

Decrease/(increase) in stocks	62	121	(11)
Increase in debtors	(233)	(18)	(106)
(Decrease)/increase in creditors	(125)	(24)	82

Working capital cash (outflow)/inflow	(296)	79	(35)

Net cash inflow from operating activities	802	1,241	1,370

25  Reconciliation of net cash flow to movement in net debt

(In £’s million)	2003	2004	2005
Decrease in cash in the year	(19)	(55)	(33)
Cash outflow from decrease in debt	86	19	374
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(58)	8	(58)

Change in net debt resulting from cash flows	9	(28)	283
Currency and other movements	(382)	90	22
Deferred consideration	—	418	—

Movement in net debt in the year	(373)	480	305
Opening net debt	(3,695)	(4,068)	(3,588)

Closing net debt	(4,068)	(3,588)	(3,283)

26  Analysis of net debt

(In £’s million)	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total
As at September 30, 2003	321	68	(605)	(3,427)	(425)	(4,068)
Cash flow	(55)	8	(146)	165	—	(28)
Exchange movements	(4)	1	32	54	7	90
Deferred consideration	—	—	—	—	418	418
As at September 30, 2004	262	77	(719)	(3,208)	—	(3,588)
Cash flow	(33)	(58)	(6)	380	—	283
Exchange movements	2	6	18	(4)	—	22
As at September 30, 2005	231	25	(707)	(2,832)	—	(3,283)

The deferred consideration paid in fiscal 2004 relates to the purchase of the final 9.99% of Reemtsma, for £418 million (€607 million). The minority arrangements were such that the deferred consideration had been reflected in net debt from acquisition in May 2002 and therefore the effect of the payment was to replace the deferred consideration with bank borrowings.

27  Reconciliation of movements in shareholders’ funds

(In £’s million)	2004	2005
Profit attributable to shareholders	445	570
Dividends	(362)	(398)

Retained profit for the year	83	172
Payments for the purchase of own shares	—	(201)
Credit in respect of employee shares schemes	9	8
Exchange movements on goodwill previously written off	17	5
Other net exchange movements	(31)	19

Net addition to shareholders’ funds	78	3
Opening shareholders’ funds	40	118

Closing shareholders’ funds	118	121

28  Equity minority interests

(In £’s million)	2004	2005
Balance at beginning of year	19	18
Exchange movements	(3)	(1)
Dividends declared	(3)	(4)
Share of profit	5	6

Balance at end of year	18	19

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

(In £’s million)	Explanation reference		2003	2004	2005
Profit attributable to shareholders under U.K. GAAP			421	445	570
U.S. GAAP adjustments:
Pensions	(i	)	2	3	10
Amortization of goodwill	(ii	)	194	196	198
Amortization of brands/trademarks/licenses	(ii	)	(102)	(99)	(100)
Deferred taxation	(iii	)	57	57	42
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(82)	(50)	(35)
Employee share schemes (charge)/credit to the profit and loss account	(vi	)	6	(9)	(5)

Net income under U.S. GAAP			496	543	680

(In pence)	Explanation reference		2003	2004	2005
Amounts in accordance with U.S. GAAP
Basic net income per ordinary share	(vii	)	68.5	75.0	94.2
Basic net income per ADS	(vii	)	137.0	150.0	188.4
Diluted net income per ordinary share	(vii	)	68.2	74.6	93.8
Diluted net income per ADS	(vii	)	136.4	149.2	187.6

(In £’s million)	Explanation reference		2004	2005
Equity shareholders’ funds under U.K. GAAP			118	121
U.S. GAAP adjustments:
Pensions	(i	)	343	355
Goodwill, less accumulated amortization of £(584) million (2004: £(386) million)	(ii	)	(839)	(636)
Brands/trademarks/licenses, less accumulated amortization of £361 million (2004: £261 million)	(ii	)	2,762	2,645
Deferred taxation	(iii	)	(932)	(884)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(37)	(72)
Proposed dividend	(v	)	253	278
Employee share schemes	(vi	)	(9)	—

Shareholders’ funds under U.S. GAAP			1,659	1,807

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

Under U.S. GAAP, identifiable assets are separately valued and amortized over their useful lives. The separately identifiable intangible assets included in the U.S. GAAP balance sheet are principally composed of brand rights which are being amortized over periods between 25 to 30 years.

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

The company completed an annual impairment review under SFAS 142 at September 30, 2005 and no impairment of goodwill was indicated. For the purposes of the annual impairment review, goodwill has been allocated to the following reporting units of the group: Manufacturing; U.K. Sales & Marketing; and International Sales & Marketing.

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

U.S. GAAP requires the group to record all derivatives on the balance sheet at fair value. The group has decided not to satisfy the SFAS No 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

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

(vi)  Employee share schemes

Under U.K. GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. SAYE type schemes are exempt from the requirement to recognize a charge to the profit and loss account.

Under U.S. GAAP, the compensation cost is recognized for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met. The SAYE Scheme is regarded as compensatory and the discount is accrued over the vesting period of the grant.

(vii) Net income per share

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS 128.

(In £’s million)	2003	2004	2005
Numerator:
Numerator for basic and diluted net income per ordinary share	496	543	680
Denominator (number of shares):
Denominator for basic net income per ordinary share	724,328,162	724,263,415	721,523,004
Effect of Common Stock Equivalents (number of shares):
Employees share options	3,225,153	3,328,630	3,194,467
Denominator for diluted net income per ordinary share	727,553,315	727,592,045	724,717,471
Basic net income per ordinary share	68.5p	75.0p	94.2p
Diluted net income per ordinary share	68.2p	74.6p	93.8p

Basic net income per ADS	137.0p	150.0p	188.4p
Diluted net income per ADS	136.4p	149.2p	187.6p

Each ADS represents two Imperial Tobacco Group PLC ordinary shares.

(viii) U.S. GAAP equity roll forward

Shareholders’ equity roll forward prepared in accordance with U.S. GAAP is as follows:

(In £’s million)	2004	2005
Balance at beginning of year	1,467	1,659
Net income	543	680
Dividends	(326)	(373)
ESOT shares	9	22
Purchase of Treasury Stock	—	(201)
Net exchange movements	(34)	20

Balance at end of year	1,659	1,807

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

(In £’s million)	2003	2004	2005
Net cash provided by operating activities	411	793	931
Net cash used in investing activities	(108)	(495)	(69)
Net cash used in financing activities	(380)	(345)	(953)

Net decrease in cash and cash equivalents	(77)	(47)	(91)
Effect of exchange rate changes on cash and cash equivalents	42	(3)	8
Cash and cash equivalents at beginning of year	424	389	339

Cash and cash equivalents at end of year	389	339	256

Cash and cash equivalents at end of year are:
Cash at bank and in hand	321	262	231
Current asset investments	68	77	25

(x)     Impact of new accounting standards

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs” to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges.  In addition, SFAS 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities.  SFAS 151 is effective for costs incurred in respect of inventories for reporting periods beginning after June 15, 2005.  The adoption of SFAS 151 is not expected to have a material effect on the results or net assets of the group.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (SFAS 123(R)), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  Generally the valuation methods contained in SFAS 123(R) are similar to those in SFAS 123, but SFAS 123(R) requires all share-based payments to employees, including grants of employee share options, to be charged to the statement of income.  Proforma disclosure is no longer an alternative.  With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortized over the period to the date of vesting of the award.  SFAS 123(R) is effective for annual reporting periods beginning after June 15, 2005.  In March 2005, the SEC issued SAB 107, which offers guidance on SFAS 123(R).  SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of SFAS 123(R) while enhancing the information that investors receive.  SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement SFAS 123(R), specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options.  Key topics covered by SAB 107 include valuation models, expected volatility and expected term.  The company will apply the principles of SAB 107 in conjunction with its adoption of SFAS 123(R).  The adoption of SFAS 123(R) is likely to reduce the annual U.S. GAAP charge to income before taxation by approximately £5 million, based on the current structure of the awards.

In May 2005, the FSAB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which is effective for periods beginning after December 15, 2005.  This statement replaces APB Opinion No. 20, “Accounting Changes” (APB 20) and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”.  APB 20 previously required that most voluntary changes in accounting principle be recognized by including, in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change.  The adoption of SFAS 154 is not expected to have a material effect on the results or net assets of the group.

(xi)    Presentation differences

Current asset classification

As disclosed in note 13, £53 million and £2 million of debtors included within current assets in the U.K. GAAP balance sheet as at September 30, 2004 and 2005 respectively are due after more than 12 months and would be included as long-term assets in the U.S. GAAP balance sheet.

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

(In £’s million)	2003	2004	2005
Revenues	11,412	11,005	11,255
Costs and expenses	(10,519)	(10,113)	(10,209)
Net interest expense	(237)	(204)	(184)
Income before income taxes	656	688	862
Income taxes	(232)	(238)	(286)
Net income	424	450	576

  30   Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla U.K. Limited	Manufacture of rolling papers in the United Kingdom

Incorporated overseas Name and country of incorporation	Principal activity
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Dunkerquoise des Blends S.A.S., France	Tobacco processing
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o, Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece.
Imperial Tobacco Italy Srl, Italy	Marketing of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey.
Imperial Tobacco Slovakia A.S., Slovakia	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes in Ukraine
Reemtsma Ukraine, Ukraine	Marketing and sale of tobacco products in Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S, France	Holding investments in subsidiary companies
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture, marketing and sale of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Sale of tobacco products

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned*
Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96.5
Societe Ivoirienne des Tabacs S.A.(1), Côte d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobacna Ljubljana d.o.o., Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76.5

(1) Listed on the Côte d’Ivoire Stock Exchange

In addition the group also wholly owns the following partnership:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.	Manufacture of tubes in Germany

*The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobacna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

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

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

	Period Ended September 30, 2005
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,604	8,567	(1,916)	11,255
Duty in turnover	—	—	(3,817)	(4,654)	365	(8,106)
Costs and overheads less other income	(6)	—	(415)	(3,235)	1,551	(2,105)
Operating (loss)/profit	(6)	—	372	678	—	1,044
Profit on disposal of fixed assets	—	—	—	2	—	2
Income from shares in group undertakings	305	—	255	1,186	(1,746)	—
Profit on ordinary activities before interest	299	—	627	1,866	(1,746)	1,046
Interest	—	—	(117)	(67)	—	(184)
Profit on ordinary activities before tax	299	—	510	1,799	(1,746)	862
Taxation	—	—	(69)	(217)	—	(286)
Profit on ordinary activities after tax	299	—	441	1,582	(1,746)	576
Equity minority interests	—	—	—	(6)	—	(6)
Equity income/(loss)	271	—	329	—	(600)	—
Profit attributable to shareholders	570	—	770	1,576	(2,346)	570
Dividends	(398)	—	(430)	(1,316)	1,746	(398)
Profit/(loss) for the year	172	—	340	260	(600)	172

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

	Period Ended September 30, 2004
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,631	8,494	(2,120)	11,005
Duty in turnover	—	—	(3,880)	(4,642)	549	(7,973)
Costs and overheads less other income	(10)	—	(358)	(3,350)	1,571	(2,147)
Operating profit/(loss)	(10)	—	393	502	—	885
Profit on disposal of fixed assets	—	—	—	7	—	7
Income from shares in group undertakings	1,105	—	740	2,761	(4,606)	—
Profit on ordinary activities before interest	1,095	—	1,133	3,270	(4,606)	892
Interest	—	—	—	(204)	—	(204)
Profit on ordinary activities before tax	1,095	—	1,133	3,066	(4,606)	688
Taxation	—	—	(81)	(157)	—	(238)
Profit on ordinary activities after tax	1,095	—	1,052	2,909	(4,606)	450
Equity minority interests	—	—	—	(5)	—	(5)
Equity income/(loss)	(650)	—	(597)	—	1,247	—
Profit attributable to shareholders	445	—	455	2,904	(3,359)	445
Dividends	(362)	—	(1,077)	(3,529)	4,606	(362)
Profit/(loss) for the year	83	—	(622)	(625)	1,247	83

PROFIT AND LOSS ACCOUNT

Amounts in accordance with U.K. GAAP

	Period Ended September 30, 2003
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Turnover	—	—	4,424	9,400	(2,412)	11,412
Duty in turnover	—	—	(3,667)	(5,288)	743	(8,212)
Costs and overheads less other income	(5)	—	(462)	(3,521)	1,669	(2,319)
Operating profit/(loss)	(5)	—	295	591	—	881
Profit on disposal of fixed assets	—	—	—	12	—	12
Income from shares in group undertakings	240	—	80	492	(812)	—
Profit on ordinary activities before interest	235	—	375	1,095	(812)	893
Interest	—	—	17	(254)	—	(237)
Profit on ordinary activities before tax	235	—	392	841	(812)	656
Taxation	—	—	(49)	(183)	—	(232)
Profit on ordinary activities after tax	235	—	343	658	(812)	424
Equity minority interests	—	—	—	(3)	—	(3)
Equity income/(loss)	186	—	259	—	(445)	—
Profit attributable to shareholders	421	—	602	655	(1,257)	421
Dividends	(304)	—	(420)	(392)	812	(304)
Profit/(loss) for the year	117	—	182	263	(445)	117

BALANCE SHEET DATA

Amounts in accordance with U.K. GAAP

	As at September 30, 2005
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Fixed Assets
Intangible assets	—	—	—	327	3,018	3,345
Tangible assets	—	—	143	489	—	632
Investments	—	—	—	46,554	(46,549)	5
Total assets	—	—	143	47,370	(43,531)	3,982

Current assets
Stocks	—	—	93	841	(56)	878
Debtors	614	337	6,506	28,703	(35,018)	1,142
Investments	—	—	—	25	—	25
Cash	1	—	10	220	—	231
Total current assets	615	337	6,609	29,789	(35,074)	2,276
Creditors: amounts falling due within one year	(475)	—	(5,556)	(31,743)	35,026	(2,748)
Net current assets/(liabilities)	140	337	1,053	(1,954)	(48)	(472)
Total assets less current liabilities	140	337	1,196	45,416	(43,579)	3,510

Creditors: amount due after more than one year	—	(337)	—	(2,506)	—	(2,843)
Provisions for liabilities and charges	—	—	(21)	(506)	—	(527)
Net assets/(liabilities)	140	—	1,175	42,404	(43,579)	140

Capital and reserves
Called up share capital	73	—	11	11,646	(11,657)	73
Shareholders’ equity	67	—	1,164	30,743	(31,926)	48
Equity shareholders’ funds	140	—	1,175	42,389	(43,583)	121
Equity minority interests	—	—	—	15	4	19
	140	—	1,175	42,404	(43,579)	140

BALANCE SHEET DATA

Amounts in accordance with U.K. GAAP

	As at September 30, 2004
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Fixed Assets
Intangible assets	—	—	—	272	3,275	3,547
Tangible assets	—	—	141	510	—	651
Investments	—	—	—	49,032	(49,025)	7
Total assets	—	—	141	49,814	(45,750)	4,205

Current assets
Stocks	—	—	119	794	(49)	864
Debtors	502	330	6,637	25,509	(31,957)	1,021
Investments	—	—	—	77	—	77
Cash	14	—	15	233	—	262
Total current assets	516	330	6,771	26,613	(32,006)	2,224
Creditors: amounts falling due within one year	(380)	—	(6,094)	(28,046)	31,964	(2,556)
Net current assets/(liabilities)	136	330	677	(1,433)	(42)	(332)
Total assets less current liabilities	136	330	818	48,381	(45,792)	3,873

Creditors: amount due after more than one year	—	(330)	—	(2,937)	—	(3,267)
Provisions for liabilities and charges	—	—	(16)	(454)	—	(470)
Net assets/(liabilities)	136	—	802	44,990	(45,792)	136

Capital and reserves
Called up share capital	73	—	11	11,871	(11,882)	73
Shareholders’ equity	63	—	791	33,105	(33,914)	45
Equity shareholders’ funds	136	—	802	44,976	(45,796)	118
Equity minority interests	—	—	—	14	4	18
	136	—	802	44,990	(45,792)	136

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

	For the period ended September 30, 2005
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(6)	—	481	895	—	1,370
Cash flows from returns on investments and servicing of finance	—	—	—	(200)	—	(200)
Taxation	—	—	(70)	(169)	—	(239)
Cash flows from capital expenditure and financial investment	—	—	(34)	2,292	(2,321)	(63)
Acquisitions
Payments to acquire businesses	—	—	—	(6)	—	(6)
Deferred consideration*	—	—	—	—	—	—
Net cash flow from acquisitions	—	—	—	(6)	—	(6)
Equity dividends paid	(373)	—	—	—	—	(373)
Management of liquid resources	—	—	—	58	—	58
Cash flows from financing	366	—	(382)	(2,885)	2,321	(580)
Decrease in cash in the year	(13)	—	(5)	(15)	—	(33)

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

	For the period ended September 30, 2004
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(10)	—	355	896	—	1,241
Cash flows from returns on investments and servicing of finance	—	—	—	(212)	—	(212)
Taxation	—	—	(69)	(167)	—	(236)
Cash flows from capital expenditure and financial investment	—	—	(2,144)	(18,649)	20,745	(48)
Acquisitions
Payments to acquire businesses	—	—	—	(27)	—	(27)
Deferred consideration*	—	—	—	(420)	—	(420)
Net cash flow from acquisitions	—	—	—	(447)	—	(447)
Equity dividends paid	(326)	—	—	—	—	(326)
Management of liquid resources	—	—	—	(8)	—	(8)
Cash flows from financing	350	—	1,853	18,523	(20,745)	(19)
Increase/(decrease) in cash in the year	14	—	(5)	(64)	—	(55)

*in respect of prior year acquisitions.

CASH FLOW DATA

Amounts in accordance with U.K. GAAP

	For the period ended September 30, 2003
(In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Cash flows from operating activities	(16)	—	65	753	—	802
Cash flows from returns on investments and servicing of finance	—	—	—	(237)	—	(237)
Taxation	—	—	(63)	(91)	—	(154)
Cash flows from capital expenditure and financial investment	—	—	(30)	(69)	40	(59)
Acquisitions
Payments to acquire businesses	—	—	—	(2)	—	(2)
Deferred consideration*	—	—	—	(47)	—	(47)
Net cash flow from acquisitions	—	—	—	(49)	—	(49)
Equity dividends paid	(254)	—	—	—	—	(254)
Management of liquid resources	—	—	—	58	—	58
Cash flows from financing	261	—	36	(383)	(40)	(126)
(Decrease)/increase in cash in the year	(9)	—	8	(18)	—	(19)

*in respect of prior year acquisitions.

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2005 (In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Profit/(loss) attributable to shareholders under U.K. GAAP	570	—	770	1,576	(2,346)	570
U.S. GAAP adjustments:
Pensions	—	—	14	(4)	—	10
Amortization of goodwill	—	—	—	198	—	198
Amortization of brands/trademarks/licenses	—	—	—	(100)	—	(100)
Deferred taxation	—	—	(4)	46	—	42
Mark to market adjustments	—	—	—	(35)	—	(35)
Employee share schemes charge to the profit and loss account	—	—	(3)	(2)	—	(5)
Equity income/(loss)	110	—	103	—	(213)	—
Net income under U.S. GAAP	680	—	880	1,679	(2,559)	680
Equity shareholders’ funds under U.K. GAAP	140	—	1,175	42,389	(43,583)	121
U.S. GAAP adjustments:
Pensions	—	—	333	22	—	355
Goodwill	—	—	—	(636)	—	(636)
Brands/trademarks/licenses	—	—	—	2,645	—	2,645
Deferred taxation	—	—	(104)	(780)	—	(884)
Mark to market adjustments	—	—	—	(72)	—	(72)
Proposed dividend	278	—	—	—	—	278
Equity accounting adjustment	1,389	—	1,179	—	(2,568)	—
Shareholders’ funds under U.S. GAAP	1,807	—	2,583	43,568	(46,151)	1,807

A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.

Cash flow statements
Net cash provided by operating activities	(6)	—	411	526	—	931
Net cash used in investing activities	—	—	(28)	(41)	—	(69)
Net cash used in financing activities	(7)	—	(388)	(558)	—	(953)
Net decrease in cash and cash equivalents	(13)	—	(5)	(73)	—	(91)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	8	—	8
Cash and cash equivalents at beginning of year	14	—	15	310	—	339
Cash and cash equivalents at end of year	1	—	10	245	—	256

Cash and cash equivalents at end of year are:
Cash at bank and in hand	1	—	10	220	—	231
Current assets investments	—	—	—	25	—	25

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2004 (In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Profit/(loss) attributable to shareholders under U.K. GAAP	445	—	455	2,904	(3,359)	445
U.S. GAAP adjustments:
Pensions	—	—	11	(8)	—	3
Amortization of goodwill	—	—	—	196	—	196
Amortization of brands/trademarks/licenses	—	—	—	(99)	—	(99)
Deferred taxation	—	—	(4)	61	—	57
Mark to market adjustments	—	—	—	(50)	—	(50)
Employee share schemes charge to the profit and loss account	—	—	(4)	(5)	—	(9)
Equity income/(loss)	98	—	95	—	(193)	—
Net income under U.S. GAAP	543	—	553	2,999	(3,552)	543
Equity shareholders’ funds under U.K. GAAP	136	—	802	44,976	(45,796)	118
U.S. GAAP adjustments:
Pensions	—	—	323	20	—	343
Goodwill	—	—	—	(839)	—	(839)
Brands/trademarks/licenses	—	—	—	2,762	—	2,762
Deferred taxation	—	—	(101)	(831)	—	(932)
Mark to market adjustments	—	—	—	(37)	—	(37)
Proposed dividend	253	—	—	—	—	253
Employee share schemes	—	—	(9)	—	—	(9)
Equity accounting adjustment	1,270	—	1,075	—	(2,345)	—
Shareholders’ funds under U.S. GAAP	1,659	—	2,090	46,051	(48,141)	1,659

A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.

Cash flow statements
Net cash provided by operating activities	(10)	—	286	517	—	793
Net cash used in investing activities	—	—	(20)	(475)	—	(495)
Net cash provided by/(used in) financing activities	24	—	(271)	(98)	—	(345)
Net increase/(decrease) in cash and cash equivalents	14	—	(5)	(56)	—	(47)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(3)	—	(3)
Cash and cash equivalents at beginning of year	—	—	20	369	—	389
Cash and cash equivalents at end of year	14	—	15	310	—	339
Cash and cash equivalents at end of year are:
Cash at bank and in hand	14	—	15	233	—	262
Current assets investments	—	—	—	77	—	77

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2003 (In £’s million)	Parent	Issuer	Subsidiary Guarantor	Non-Guarantor Subsidiaries	Elimination Entries	Consolidated Total
Profit/(loss) attributable to shareholders under U.K. GAAP	421	—	602	655	(1,257)	421
U.S. GAAP adjustments:
Pensions	—	—	8	(6)	—	2
Amortization of goodwill	—	—	—	194	—	194
Amortization of brands/trademarks/licenses	—	—	—	(102)	—	(102)
Deferred taxation	—	—	(2)	59	—	57
Mark to market adjustments	—	—	—	(82)	—	(82)
Employee share schemes credit to the profit and loss account	—	—	5	1	—	6
Equity income/(loss)	75	—	64	—	(139)	—
Net income under U.S. GAAP	496	—	677	719	(1,396)	496
Equity shareholders’ funds under U.K. GAAP	95	—	1,466	25,514	(26,999)	76
Prior year adjustments	(36)	—	—	—	—	(36)
Equity shareholders’ funds under U.K. GAAP	59	—	1,466	25,514	(26,999)	40
U.S. GAAP adjustments:
Pensions	—	—	311	34	—	345
Goodwill	—	—	—	(1,060)	—	(1,060)
Brands/trademarks/licenses	—	—	—	2,921	—	2,921
Deferred taxation	—	—	(97)	(911)	—	(1,008)
Mark to market adjustments	—	—	—	13	—	13
Proposed dividend	217	—	—	—	—	217
Employee share schemes charge/(credit) to the profit and loss account	—	—	(1)	—	—	(1)
Equity accounting adjustment	1,191	—	997	—	(2,188)	—
Shareholders’ funds under U.S. GAAP	1,467	—	2,676	26,511	(29,187)	1,467

A summary of the group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below.

Cash flow statements
Net cash provided by operating activities	(16)	—	2	425	—	411
Net cash used in investing activities	—	—	(8)	(100)	—	(108)
Net cash provided by/(used in) financing activities	7	—	14	(401)	—	(380)
Net increase/(decrease) in cash and cash equivalents	(9)	—	8	(76)	—	(77)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	42	—	42
Cash and cash equivalents at beginning of year	9	—	12	403	—	424
Cash and cash equivalents at end of year	—	—	20	369	—	389
Cash and cash equivalents at end of year are:
Cash at bank and in hand	—	—	20	301	—	321
Current assets investments	—	—	—	68	—	68

Exhibits

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco (incorporated by reference to Exhibit 1.1 to the 2003 Registration Statement on Form 20-F (File No. 1-14874)).

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

2.3

Guarantee, dated as of February 10, 2003, made by Imperial Tobacco Limited in favor of the holders of the $600,000,000 aggregate principal amount 7 1/2% Guaranteed Notes due April 1, 2009 issued by Imperial Tobacco Overseas B.V. and guaranteed by Imperial Tobacco. (incorporated by reference to Exhibit 2.3 to Imperial Tobacco’s Registration Statement on Form 20-F, dated February 14, 2002 (File No. 1-14874) (the “2002 20-F Registration Statement”)).

4.1	Demerger Agreement, dated as of August 28, 1996, between Hanson PLC and Imperial Tobacco (incorporated by reference to Exhibit 3.1 to the 1997 20-F Registration Statement).

4.2	Deed, dated as of August 28, 1996, between Hanson and Imperial Tobacco Limited (incorporated by reference to Exhibit 3.2 to the 1997 20-F Registration Statement).

4.3	Imperial Tobacco Group PLC Share Matching Scheme (incorporated by reference to Exhibit 4.3 to the 2004 20-F Registration Statement).

4.4	Imperial Tobacco Group PLC Long-Term Incentive Plan (incorporated by reference to Exhibit 4.4 to the 2004 20-F Registration Statement).

4.5	Imperial Tobacco Group PLC Sharesave Scheme (incorporated by reference to Exhibit 4.5 to the 2004 20-F Registration Statement).

4.6	Imperial Tobacco Group PLC International Sharesave Plan (incorporated by reference to Exhibit 4.6 to the 2004 20-F Registration Statement).

4.7	Imperial Tobacco Group PLC Bonus Match Plan (incorporated by reference to Exhibit 4.7 to the 2004 20-F Registration Statement).

4.8	Directors’ Service Contracts.

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

4.14

Euro 10,000,000,000 Debt Issuance Program (Euro Medium Term Note Program) of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC, guaranteed by Imperial Tobacco, with 14 banks in dealer group, including J.P. Morgan Cazenove as arranger.

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