Form 20-F
period 2006-09-30
IMPERIAL TOBACCO GROUP PLC
filed 2007-02-02
CIK 1072670

As filed with the Securities and Exchange Commission on February 2, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2006

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2006: 683,196,921 Ordinary Shares of 10p each.

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

Item 17 ☒         Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐         No ☒

(i)

* We have responded to Item 17 in lieu of responding to this Item.

(ii)

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations described in such “forward-looking statements.” These factors include, among other things, the following:

•       the declining demand for tobacco products encouraged by increasing government regulation, government funded anti-smoking campaigns, heightened public awareness of smoking-related health concerns, and frequent and substantial increases in the excise duty on tobacco products;

•       government investigations related to trading and excise duty;

•       the continued organic growth of the business is underpinned by our key markets;

•       health-related litigation;

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

•       “ADR” means American Depositary Receipt and “ADRs” means American Depositary Receipts;

•       “ADS” means American Depositary Share and “ADSs” means American Depositary Shares;

•       “Baelen” means the fine cut tobacco manufacturing and distribution business of Baelen International N.V. and Tabakbedrijf Baelen N.V., collectively the “Baelen group,” which we acquired on September 29, 2000;

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

•       “$,” “U.S. dollars,” “U.S.$,” “dollars,” “cents,” and “c” refer to the currency of the United States;

•       “E.C.” means the European Community, which includes the Member States of the European Union;

•       “EFKA” means the rolling papers and tubes manufacturing and distribution business of EFKA - Werke Fritz Kiehn GmbH and EFKA Canada Limited, collectively the “EFKA Group”, which we acquired on October 2, 2000;

(iii)

•       “E.U.” means the European Union, which includes Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, the Republic of Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom as at September 30, 2006. The E.U. expanded from January 1, 2007 to include Bulgaria and Romania;

•       “€” and “euro” refer to the single currency of the twelve Member States of the European Union which have satisfied the convergence criteria set forth in the Maastricht Treaty and did not opt out of participation in European Economic and Monetary Union on January 1, 1999 together with Slovenia which joined the euro on January 1, 2007;

•       “fine cut tobacco” means loose tobacco which is used with rolling papers or filter tubes;

•       “GAAP” means generally accepted accounting principles in the indicated country;

•       “Gunnar Stenberg” means Gunnar Stenberg AS, a Norwegian tobacco and tobacco-related products sales and distribution company, in which we acquired a 100% interest on February 14, 2006;

•       “IFRS” means International Financial Reporting Standards as prepared by the International Accounting Standards Board (IASB) and as endorsed by the E.U. For the company, there are no material differences between the financial information prepared under IFRS as endorsed by the E.U. and that prepared under published IFRS;

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

•       “Reemtsma” means the cigarette manufacturing and distribution business of Reemtsma Cigarettenfabriken GmbH in which we acquired a controlling interest from Tchibo Holding AG and other investors on May 15, 2002;

•       “Rizla” means the rolling papers manufacturing and distribution business of Rizla International B.V., which we acquired on January 27, 1997;

•       “SEC” means the U.S. Securities and Exchange Commission;

•       “SFAS” means Statement of Financial Accounting Standard as prepared by the U.S. Financial Accounting Standards Board;

•       “Singles” means pre-rolled cartridges of tobacco that are inserted into separately sold filter tubes using a special device resembling a pen;

•       “Skruf” means the business of Skruf Snus A.B. in which we acquired a controlling interest on September 14, 2005;

•       “stock keeping unit” means an identification, usually alphanumeric, of a particular product that allows it to be tracked for inventory purposes;

(iv)

•       “Tobaccor” means the cigarette manufacturing and distribution business of Tobaccor S.A.S., in which we acquired a controlling interest from Bolloré S.A. on March 30, 2001;

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

Management assesses the financial performance of our business using non-GAAP measures of revenue less duty and adjusted profit from operations. Management believes that these measures provide a better comparison of business performance than the related GAAP measures. The non-GAAP measure of revenue less duty removes the distortion in the trends of our revenue and operating margins that are caused by the different excise regimes that exist within the markets in which we operate. The non-GAAP measure of adjusted profit from operations represents operating profit before deducting restructuring costs. Both these measures are derived from our segmental information contained in note 1 to our consolidated financial statements included in this annual report.

Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

Our consolidated financial statements are expressed in pounds sterling and prepared in accordance with IFRS, which differs from U.S. GAAP in certain respects. Please see note 31 of the notes to our consolidated financial statements, included in this annual report, for a discussion of the principal differences between IFRS and U.S. GAAP relevant to our consolidated financial statements. As required by European Commission Regulation (EC) No 1606/2002, our consolidated financial statements have been prepared in accordance with IFRS rather than U.K. GAAP, commencing with the 2006 fiscal year. In our financial statements for the 2006 fiscal year, the comparative figures for the 2005 fiscal year have been restated in accordance with IFRS. For an explanation of the adjustments made for this restatement, please see note 30 of the notes to our consolidated financial statements, included in this annual report.

Solely for your convenience, this annual report contains translations of certain pounds sterling amounts into U.S. dollars at the pounds sterling noon buying rate on September 29, 2006, which was the last business day before the date of our most recent balance sheet included in this annual report. The pounds sterling noon buying rate was $1.8716 per £1.00 on September 29, 2006 and $1.9598 per £1.00 on January 26, 2007.

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

(v)

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

(vi)

PART I

Item 1:   Identity of Directors, Senior Management and Advisers

This item is not applicable.

Item 2:   Offer Statistics and Expected Timetable

This item is not applicable.

Item 3:   Key Information

A                   Selected Financial Data

Commencing in fiscal 2006, we have prepared our consolidated financial statements in accordance with IFRS instead of U.K. GAAP. As permitted by the SEC’s rules for first time application of IFRS which permit eligible foreign private issuers for their first year of reporting under IFRS to file two rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure, only the results for fiscal 2005 have been restated under IFRS.

IFRS differs in certain respects from U.S. GAAP; for a description of the principal differences between IFRS and U.S. GAAP relevant to our consolidated financial statements, a reconciliation to U.S. GAAP of net income for each of the two fiscal years in the period ended September 30, 2006 and a reconciliation to U.S. GAAP of shareholders’ funds as at September 30, 2005 and September 30, 2006, see note 31 to our consolidated financial statements included in this annual report.

The selected consolidated financial information of Imperial Tobacco set forth below should be read in conjunction with, and is qualified in its entirety by reference to, Imperial Tobacco’s consolidated financial statements and notes thereto included elsewhere in this annual report and with Item 5: Operating and Financial Review and Prospects. The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 30, 2005 and September 30, 2006 and for each of the two fiscal years in the period ended September 30, 2006 are derived from the audited consolidated financial statements included in this annual report. Such audited consolidated financial statements for Imperial Tobacco Group PLC as at September 30, 2005 and September 30, 2006 and for each of the two fiscal years in the period ended September 30, 2006 have been audited by PricewaterhouseCoopers LLP, as indicated in their report included in this annual report. The selected U.S. GAAP consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 28, 2002, September 30, 2003 and September 30, 2004 and for each of the three fiscal years in the period ended September 30, 2004 is derived from financial statements not included in this annual report.

Pounds sterling amounts in fiscal 2006 have been translated into U.S. dollars, solely for your convenience, at $1.8716 per £1.00, the pounds sterling noon buying rate on September 29, 2006, the last business day before the date of our most recent balance sheet included in this annual report.

	Fiscal year
	2005	2006	2006
	£	£	$
	(in millions, except “per inordinary share” and “per ADS” amounts)
AMOUNTS IN ACCORDANCE WITH IFRS
Profit and loss account data
Revenue(1)	11,229	11,676	21,853
Profit from operations	1,240	1,311	2,454
Net finance costs	(162)	(143)	(268)
Profit before tax	1,078	1,168	2,186
Taxation	(288)	(310)	(580)
Profit for the year	790	858	1,606
Equity minority interests	(6)	(7)	(13)
Profit attributable to shareholders	784	851	1,593
Basic earnings per ordinary share(2)(4)	108.6p	122.2p	228.7c
Diluted earnings per ordinary share(3)(4)	108.1p	121.6p	227.6c
Shares used in calculation of basic earnings per share	721,523,004	696,334,738	696,334,738
Shares used in calculation of diluted earnings per share	724,848,626	699,628,540	699,628,540
Balance sheet data
Share capital	73	73	137
Total assets	6,695	7,143	13,369
Equity attributable to equity holders of the Company	686	579	1,084

	2002	2003	2004	2005	2006	2006
	£	£	£	£	£	£
	(in millions, except “per ordinary share” and “per ADS” amounts)
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Profit and loss account data
(in millions)
Revenue	8,296	11,412	11,005	11,229	11,676	21,853
Income from operations	624	981	976	1,147	1,214	2,272
Net income	299	496	543	680	778	1,456
Basic net income per ordinary share(2)(4)	45.1p	68.5p	75.0p	94.2p	111.7p	209.1c
Basic net income per ADS	90.2p	137.0p	150.0p	188.4p	223.4p	418.2c
Diluted net income per ordinary share(3)(4)	44.8p	68.2p	74.6p	93.8p	111.2p	208.1c
Diluted net income per ADS	89.6p	136.4p	149.2p	187.6p	222.4p	416.2c
Shares used in calculation of basic earnings per share	663,380,317	724,328,162	724,263,415	721,523,004	696,334,738	696,334,738
Shares used in calculation of diluted earnings per share	667,057,602	727,553,315	727,592,045	724,717,471	699,489,970	699,489,970
Balance sheet data
Capital stock	73	73	73	73	73	137
Total assets	8,473	9,147	8,695	8,622	9,038	16,916
Shareholders’ funds	1,105	1,467	1,659	1,807	1,503	2,813

(1)             Revenue represents the amount charged to customers in respect of goods sold, services supplied and license fees, exclusive of applicable sales taxes or equivalents.

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

(2)             Basic earnings per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue excluding those held in treasury and by the employee benefit trusts during the same period.

(3)             Diluted earnings per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue excluding those held in treasury and by the employee benefit trusts during the same period plus potentially dilutive share options.

(4)             Our issued and fully paid share capital as at September 30, 2006 was 729,200,921 ordinary shares of 10p each. Per share amounts presented in this annual report for periods prior to April 8, 2002 have been adjusted to reflect the bonus element of the two-for-five discounted rights issue that occurred in fiscal 2002.

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

Dividends per share

Fiscal Year	Pence per ordinary share			Translated into U.S. dollars per ordinary share			Translated into U.S. dollars per ADS
	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2002	10.0	23.0	33.0	0.15	0.36	0.51	0.30	0.72	1.02
2003	12.0	30.0	42.0	0.20	0.56	0.76	0.40	1.12	1.52
2004	15.0	35.0	50.0	0.28	0.66	0.94	0.56	1.32	1.88
2005	16.5	39.5	56.0	0.29	0.70	0.99	0.58	1.40	1.98
2006	18.5	43.5	62.0	0.35	0.81	1.16	0.70	1.62	2.32

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

•       the average of the pounds sterling noon buying rates on the last business day of each full month during the period;

•       the high pounds sterling noon buying rate; and

•       the low pounds sterling noon buying rate.

Fiscal Year	Period End	Average	High	Low
2002	1.55	1.47	1.56	1.41
2003	1.66	1.61	1.66	1.56
2004	1.81	1.80	1.90	1.66
2005	1.77	1.85	1.92	1.76
2006	1.87	1.81	1.90	1.72
2007 (through January, 26, 2007).	1.96	1.95	1.98	1.85

The high and low pounds sterling noon buying rates in U.S. dollars per £1.00 for the last six months were:

	High	Low
August 2006	1.91	1.87
September 2006	1.91	1.86
October 2006	1.91	1.85
November 2006	1.97	1.89
December 2006	1.98	1.95
January 2007 (through January 26, 2007)	1.98	1.93

Pounds sterling are convertible into U.S. dollars at freely floating rates and there are currently no restrictions on the flow of pounds sterling between the United Kingdom and the United States. Fluctuations in the exchange rate between pounds sterling and U.S. dollars may affect our revenue, profit and financial condition. Fluctuations in such rates in the past are not necessarily indicative of fluctuations that may occur in the future. Translations contained in this annual report do not constitute representations that the stated pounds sterling amounts actually represent stated U.S. dollar amounts or vice versa, or that amounts could be or could have been converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate.

B      Capitalization and Indebtedness

This section is not applicable.

C      Reasons for the Offer and Use of Proceeds

This section is not applicable.

D      Risk Factors

Set out below is a non-exhaustive list of risk factors of which investors in our company should be aware.  Not all of these factors are within the company’s control.  There may be other risks and uncertainties which are unknown to the company or which may not be material now but could turn out to be material in the future.  In addition, we are subject to the same general risk factors and uncertainties as any other business, for example the political stability in countries in which we operate and source our raw materials, the impact of natural disasters and changes in general economic conditions.

We may be adversely affected by declining demand for tobacco products

Since the 1970s there has been a general decline in the demand for tobacco products in developed markets.  This decline has been encouraged by increasing government regulation, government funded anti-smoking campaigns, heightened public awareness of smoking-related health concerns, and frequent and substantial increases in the excise duty on tobacco products.

Any future substantial decline in the demand for tobacco products could have an adverse effect on our revenue, profit and financial condition.

Increased regulation of the tobacco industry may have an adverse effect on the demand for tobacco  products

The advertising, sale and consumption of tobacco products have been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to claims that cigarette smoking and tobacco products are harmful to health.  This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of tobacco products, introduced by regulation and voluntary agreements.  In addition, anti-smoking groups, the E.U. and the World Health Organization, are seeking to diminish the social acceptability of smoking.

Any future increase in the regulation of the tobacco industry could result in a substantial decline in the demand for tobacco products or in an increase in our costs in complying with these regulatory requirements and could have an adverse effect on our revenue, profit and financial condition.

For additional information about the regulatory influences affecting cigarette consumption, please see Item 4B: Business Overview–Regulatory Issues.

Increased excise duty on tobacco products may have an adverse effect on the demand for tobacco products

Tobacco products are subject to excise duty which, in many of the markets in which we operate, represents a substantial percentage of the retail price and has been steadily increasing in recent years.  Increasing levels of excise duty have, among other things, encouraged consumers in affected markets to switch from premium price cigarettes to lower price cigarettes and fine cut tobacco.

Future increases in excise duties could result in a substantial decline in the demand for tobacco products and could have an adverse effect on our revenue, profit and financial condition.

We may be adversely affected by changes to the tax status of other tobacco products

We are the world’s leading manufacturer of other tobacco products by volume and, as such, any unfavorable tax treatment of other tobacco products, if widely adopted, may have an adverse effect on our revenue, profit and financial condition.

On April 1, 2006 the excise duty treatment of Singles tobacco products produced in Germany changed.  From April 1, 2006, Singles are taxed as cigarettes rather than fine cut tobacco.  Following this change in excise duty treatment, the production of Singles ceased on March 31, 2006.  This change only affects our German market, and it remains extremely difficult to quantify the effect of this change on this market.

For additional information about the impact of the cessation of Singles production please see Item 4B: Business Overview – Business Operations.

Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which we operate

International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading and counterfeiting have proliferated, to the detriment of individual government revenues.  Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be subject to investigations by customs or other authorities.  Criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees.  Along with other responsible members of the tobacco industry and in liaison with government and customs authorities, we have adopted a number of measures, including implementing pre-supply and post-supply checks on export shipments and strengthening information exchanges with customs authorities, to combat illegal cross-border trading and counterfeiting.  However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

We have continued to work with customs authorities in a number of countries around the world to counter the illegal trade in tobacco products and we have now signed Memoranda of Understanding (MoUs) in a total of 11 countries.  Discussions are progressing in a number of other countries.  In March 2006, together with the other major U.K. tobacco manufacturers, we signed an industry MoU with HM Revenue and Customs that builds on the success of previous MoUs.

As previously reported, certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the group.  For additional information about these investigations please see, Item 4B: Business Overview – Legal Environment.

We co-operate fully with any investigations by customs or other authorities and we intend to continue to do so; however, there can be no assurances that such investigations will not result in negative publicity or actions being brought against us or our directors, executive officers or employees in the future, or that any such publicity or actions will not have an adverse effect on our revenue, profit and financial condition.  Although we have implemented procedures to detect and control illegal trading of our tobacco products, such procedures can provide only reasonable and not absolute assurance of detecting non-compliance by managing rather than eliminating risk.

We are dependent on our key markets

The continued organic growth of the business is underpinned by our key markets.  The company’s two most significant markets are the domestic markets of the United Kingdom and Germany, which together contributed 45% of our total revenue less duty and 56% of our total profit from operations in 2006.  Any future declines in the U.K. or German tobacco markets could have an adverse effect on our revenue, profit and financial condition.

We may be adversely affected by our significant market position in certain markets

We have significant market positions in certain markets in which we operate, including the United Kingdom and Germany.  As a result, we may be subject to investigation for alleged infringement of competition law in these markets, which could result in adverse regulatory action by the relevant authorities, including the potential for monetary fines, and negative publicity. There can be no assurances that any such investigations will not result in actions being brought against us or that any such investigations or publicity will not have an adverse effect on our revenue, profit or financial condition.

As previously reported, information was supplied by the group and a number of other companies to the U.K. Office of Fair Trading (the OFT) in October 2003 and April 2005 in relation to an enquiry into the operations of the U.K. tobacco supply chain.  For additional information about this enquiry please see, Item 4B: Business Overview – Legal Environment.

We could incur substantial damages and costs in connection with litigation

Tobacco manufacturers, including us, have been sued by parties seeking damages for alleged smoking-related health effects.  Although to date no judgment has been entered and, to our knowledge, no action has been settled in favor of a plaintiff in any such action in the United Kingdom or Germany (our most important markets), we cannot assure you that legal aid funding will continue to be denied to plaintiffs in smoking-related health litigation in any jurisdiction in the future, that favorable decisions will be achieved in the proceedings pending against us, that additional proceedings by private, corporate or public sector plaintiffs will not be commenced against us or that we will not incur damages which may be material.

Although it is not possible to predict the outcome of any pending smoking-related litigation, we believe that we have meritorious defenses to the pending actions against us and that they will not have a material adverse effect upon our revenue, profit or financial condition.  Regardless of the outcome of any litigation, we will incur costs defending claims which we may not be able to recover fully, irrespective of whether we are successful in defending such claims.  Historically the costs of defending such claims have not been material.

The impact of litigation on our business is discussed in further detail in Item 4B: Business Overview – Legal Environment.

Historically, Imperial did not sell tobacco products in the United States, the jurisdiction with the greatest prevalence of smoking-related health litigation.  However, Reemtsma had sold relatively small quantities of cigarettes in the United States between 1985 and 1999 and we continue to have limited sales in the U.S. duty-free market.  We propose to start selling tobacco products, including cigarettes, directly into the U.S. domestic market during 2007 and consequently we cannot assure you that we will not be subject to litigation in the United States in the future.  We have submitted an application to become a Subsequent Participating Manufacturer to the 1998 Master Settlement Agreement that all major U.S. market participants have entered into with, among others, the attorneys general of 46 U.S. states, to settle healthcare reimbursement claims and other issues, but there can be no assurances that any future litigation against us in the U.S., if successful, would not have an adverse effect upon our revenue, profit or financial condition.

We operate in highly competitive markets

Our principal competitors are Philip Morris International Inc. (or PMI), British American Tobacco plc (or BAT), Japan Tobacco International Inc. (or JTI), Gallaher Group Plc (or Gallaher), and Altadis S.A. (or Altadis).  These companies, some of which have greater financial resources than we have, remain strong competitors in the international markets in which we operate.  Any increase in competitive activity of these companies and other local manufacturers could lead to further competition and pricing pressure on our brands and reduce our profit margins.  Our ability to compete with these companies may be limited by the regulatory environment in which we operate, including advertising restrictions, and this may adversely impact our efforts to strengthen our brand portfolio.  Actions from our competitors may also have an unfavorable impact on our ability to meet our strategy of growing the group organically and through acquisitions.

We may be unable to identify further acquisition opportunities

Historically, we have engaged in acquisitions, which have been complementary to the organic growth of the group.  The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully consummating those transactions.  Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market.  Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions.  We have historically faced competition for acquisitions.  In the future this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us.  In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisitions.

Our failure to manage growth could adversely affect our business

Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions.  Among other things, acquisitions require the attention of management and the diversion of other resources away from organic growth.  Our ability to effectively integrate and manage acquired businesses and handle any future growth will depend upon a number of factors and failure to manage growth effectively could adversely affect our revenue, profit and financial condition.

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

In addition, some of the countries in which we operate, such as Iran and Syria, are subject to certain international sanctions.  Our current operations in these jurisdictions are not material to our revenue, profit and financial condition.  We seek to comply fully with international sanctions to the extent they are applicable to us.  However, in doing so we may be restricted in the sources of products that we supply to these jurisdictions or by the nationality of the personnel that we involve in these activities.  Future changes in international sanctions may prevent us from doing business in certain jurisdictions entirely.

Further, we may suffer from adverse public reaction or reputational harm as a result of doing business in countries that have been identified as state sponsors of terrorism by the U.S. State Department or that are subject to international sanctions, notwithstanding that these sanctions do not apply to us as a U.K-based group and regardless of the materiality of our operations in such countries to our operations or financial condition.  Any such reaction could have an adverse effect on our revenue, profit and financial condition or on the market price for our shares and ADSs.

We are exposed to currency fluctuations

We are exposed to the translation of the results of overseas subsidiaries into pounds sterling as well as the impact of currency fluctuations on our commercial transactions in foreign currencies.  For significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the balance sheet translation risk.

In the 2005 and 2006 fiscal years, 58% (£6,519 million) and 59% (£6,914 million) of our revenue, respectively, and 63% (£780 million) and 62% (£815 million) of our profit from operations, respectively, was generated in markets outside the United Kingdom.  The majority of sales in these markets are invoiced by us in currencies other than pounds sterling, in particular, the euro.  Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

For additional information about our exposure to currency fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to tobacco leaf price fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf.  Other than the cultivation of tobacco leaf principally for use in Laos and by our African subsidiaries we are not directly involved in the cultivation of tobacco leaf.  As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown.  Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.  In addition, political situations, such as those in Zimbabwe, may result in a significantly reduced tobacco crop in any affected country.  This may also lead to increases in price that we may be unable to pass on to customers.  We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, India, Greece, Spain and Bulgaria.

For additional information about our exposure to price fluctuations, please see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our borrowings and surplus cash.  As at September 30, 2006, approximately 27% of our net debt was denominated in pounds sterling, 67% in euro and the remainder in other currencies.  This compares with the position as at September 30, 2005, when approximately 21% of our net debt, including deferred consideration, was denominated in pounds sterling, 77% in euro and the remainder in other currencies.  Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling and euro interest rates.

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

A non-exhaustive list of factors that could affect the price of our shares and ADSs includes:

•       operating results;

•       results of litigation both directly against ourselves and/or other companies within the tobacco sector;

•       changes in analysts’ recommendations;

•       announcements of changes to regulations in respect of advertising, packaging, product constituents and taxation of tobacco products;

•       regulations restricting smoking in public places;

•       merger activity, distribution agreements or joint ventures within the tobacco industry; and

•       changes to key personnel.

Additional risks for ADS holders

As at January 24, 2007, approximately 9.64% of our shares are held in the form of ADSs.  Because holders of ADSs do not hold their ordinary shares directly, they may be subject to the following additional risks relating to ADSs rather than ordinary shares:

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

Item 4:   Information on the Company

We are the world’s fourth largest international tobacco company, and manufacture, market and sell a comprehensive range of cigarettes, tobaccos, cigars, rolling papers and tubes. We currently sell our products in over 130 countries worldwide, with particular strengths in the United Kingdom, Germany, The Netherlands, Belgium, the Republic of Ireland, France, Spain, Greece, Poland, Ukraine, Russia, Australia, Taiwan and sub-Saharan Africa.

Our key international cigarette brands Davidoff and West are supported by a strong portfolio of regional and local brands such as Lambert & Butler, JPS, Horizon, Maxim, Excellence and Route 66. The Drum and Golden Virginia fine cut tobacco brands; and Rizla rolling papers complement the cigarette portfolio.

Imperial Tobacco Group PLC was incorporated on August 6, 1996 as a public limited company in England and Wales, and became listed on the London Stock Exchange on October 1, 1996, when Hanson PLC spun-off its tobacco business to Imperial Tobacco. On November 9, 1998, our American Depositary Shares, each representing two ordinary shares of 10p each, were listed on the New York Stock Exchange under the symbol “ITY.”

Imperial Tobacco Group PLC is registered in England and Wales (registered company number 3236483), and operates under the legislation of the United Kingdom. Our registered office is Imperial Tobacco Group PLC, P.O. Box 244, Upton Road, Bristol BS99 7UJ, England (telephone number: 011 44 117 963 6636; facsimile number: 011 44 117 933 7430). The ADR Depositary is Citibank Shareholder Services, P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A. (telephone number: 1-877-CITI-ADR or 1-877-248-4237—toll free).

A                   History and Development

Our tobacco business has a long established history. Imperial Tobacco Company (of Great Britain and Ireland) Limited (“Imperial Tobacco Company”) was formed in 1901 by the merger of 13 independent British tobacco companies which joined forces in the face of competition from American Tobacco Company. In 1902, a price war between Imperial Tobacco Company and American Tobacco Company was concluded with the formation of British-American Tobacco Company Limited to which the export and duty-free businesses of both companies were transferred. As a result, the primary focus of our business has historically been the U.K. and Irish markets. Since 1996, we have pursued a strategy of growing our international operations, both organically and through acquisition. This international growth strategy has transformed us from a predominantly U.K. business into the world’s fourth largest international tobacco company with sales in over 130 countries worldwide.

In furtherance of our strategy of international expansion, we acquired Rizla International B.V. (“Rizla”) in January 1997, the world’s largest producer of rolling papers. In July 1998 we acquired Van Nelle Tabak, a leading international manufacturer and distributor of fine cut and pipe tobaccos including the Drum and Van Nelle fine cut tobacco brands and Amphora pipe tobacco brand. In September 1999, we acquired a portfolio of cigarette, fine cut tobacco and rolling papers brands in Australia and New Zealand.

In September 2000, we acquired the Baelen group, a Belgian manufacturer of fine cut tobacco, closely followed in early October 2000 by the acquisition of the EFKA group, a rolling papers and tubes manufacturer with manufacturing facilities in Germany and Canada. During 2000 our U.K. operations were also enhanced by the acquisition of Mayfair Vending in December 2000 increasing distribution capacity in the vending market.

At the end of March 2001, we acquired from Bolloré a 75% interest in Tobaccor S.A., the second largest cigarette manufacturer and distributor in sub-Saharan Africa, with further interests in Vietnam.

A further 12.5% interest in Tobaccor S.A. was purchased from Bolloré in September 2002 by way of a share buy-back. In October 2003, Bolloré’s remaining interest was acquired, by way of a share buy-back.

In May 2002, we acquired 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH (“Reemtsma”). Reemtsma was the fourth largest international cigarette manufacturer in the world by volume, with well-known brand names such as West, Davidoff and R1 and strong representation in Germany, Western, Central and Eastern Europe and Asia. We also entered into an option agreement and a profit pooling agreement under which we acquired an option to purchase the outstanding 9.99% of Reemtsma on similar terms, the holders of the outstanding 9.99% surrendered their interests in the results of Reemtsma and we reflected a liability in our financial statements in respect of the fixed return to the holders of the 9.99%. In 2004, we acquired the remaining 9.99% of the issued share capital of Reemtsma bringing the total holding to 100%.

In May 2004 we acquired the Canadian and U.S. business and assets of the tubes manufacturer CTC Tube Company of Canada.

We acquired 43.0% of the issued share capital of Skruf Snus A.B., a Swedish snus company in September 2005.

On February 14, 2006, we acquired Gunnar Stenberg A.S., a Norwegian distributor of tobacco products and accessories.

On September 5, 2006, we acquired the worldwide Davidoff cigarette trademark from Tchibo Holding A.G. Imperial Tobacco had been the long-term licensee of the trademark since the acquisition of Reemtsma in 2002.

Please see Item 5B: Liquidity and Capital Resources for discussion of our capital expenditure.

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

Market Background and Environment

Cigarettes

In 2005, the most recent year for which worldwide information is available, an estimated 5.5 trillion cigarettes (2004: 5.4 trillion cigarettes) were sold throughout the world, including approximately 0.5 trillion in Western Europe (2004: 0.6 trillion), approximately 0.7 trillion in North and South America (2004: 0.7 trillion), approximately 3.1 trillion in Asia Pacific (2004: 3.0 trillion), approximately 0.7 trillion in Eastern Europe (2004: 0.7 trillion), approximately 0.3 trillion in the Middle East (2004: 0.2 trillion) and approximately 0.2 trillion in Africa (2004: 0.2 trillion).

The trend for cigarette volumes in the United Kingdom, Germany and most other Western European markets has tended to be one of slow decline primarily attributable to successive excise duty increases, increased government regulation and enhanced awareness of health concerns.

In the United Kingdom, sales of U.K. duty-paid cigarettes were approximately 49 billion in fiscal 2006 (2005: 51 billion), placing it among the five largest markets by volume in Western Europe. Total U.K. duty-paid cigarette consumer sales between fiscal years 1999 and 2006 fell by an average of approximately 2.8% per annum. The underlying historic adverse trend has been encouraged particularly by consistent and substantial increases in excise duty on tobacco products, and by increasing governmental regulation and heightened public awareness of smoking-related health concerns.

In Germany, the largest market in Western Europe by volume, total duty-paid sales of approximately 92 billion cigarettes were recorded in fiscal 2006 (2005: 101 billion). Between fiscal years 1999 and 2006, market volume for cigarettes has fallen by an average of approximately 5.7% per annum, following the impact of significant excise duty increases as the German government introduced taxes to fund anti-terrorism and health-care measures.

The high levels of duty imposed on the sale of tobacco products in many Western European markets have resulted in significant quantities of cigarettes being imported from jurisdictions where duty is lower. These consist of legal imports of both duty free and duty-paid products purchased in other E.U. countries and of illegal imports.

Fine cut tobacco

We are the market leader in fine cut tobacco in the United Kingdom, The Netherlands, France, Greece, Ireland, Italy and Spain and have a significant share in the high volume German market.

In the United Kingdom and Germany, volume sales of duty-paid fine cut tobacco increased by an average of approximately 7.2% and 11.7% per annum respectively between fiscal years 1999 and 2006 as consumers search for greater value by switching from factory made cigarettes to fine cut tobacco.

In fiscal 2006 approximately 3,250 tonnes were sold in the United Kingdom (fiscal 2005: 3,050 tonnes), while approximately 28,300 tonnes were sold in Germany (fiscal 2005: 28,500 tonnes). Sales of fine cut tobacco products in Germany marginally declined in fiscal 2006 due to the cessation of the production of Singles tobacco products in March 2006 following a decision of the European Court of Justice that Singles tobacco products should be taxed as cigarettes rather than at the lower rate applicable to fine cut tobacco.

The Dutch market is one of the largest individual fine cut tobacco markets in the world, with approximately 10,500 tonnes sold in fiscal 2006 (2005: 10,900 tonnes). It is estimated that fine cut tobacco accounted for approximately 46% of all cigarettes and cigarette equivalents smoked in The Netherlands in 2006 (2005: 47%). Sales of fine cut tobacco in The Netherlands have decreased by approximately 2.8% per annum on average in the period from 1999 to 2006.

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

There are significant differences between tobacco markets resulting from local preferences for tobacco blends and brands, the degree of governmental regulation, duty structures and distribution mechanisms in each market. Tobacco products are generally branded products, with different brands preferred in different geographic regions. Consequently, brand ownership and management are important factors. In a number of markets, tobacco distribution arrangements and governmental regulations, including duty and tariff structures, may act as barriers for new entrants into such markets. See Item 4B: Business Overview—Regulatory Issues.

Our Strategy

Our primary objective is to create sustainable shareholder value by growing, both organically and through acquisition To meet this goal, we have established the following corporate strategies:

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

Other than in the U.K. and Germany, we currently operate in a number of markets in Western Europe, including The Netherlands, the Republic of Ireland, France, Spain, Italy, Greece, Belgium and Luxembourg. In these Western European markets, we are focusing on building cigarette market shares, leveraging from a strong position in fine cut tobacco and rolling papers in the region and supported by our ongoing investment in trade marketing.

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

We seek continuous performance improvement and believe there is continuing potential for cost savings through an ongoing program of blend rationalization, streamlining brands through reduction of stock keeping units and the extension of best practice across all our manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation. To this end, we have developed “centers of excellence”, which have not only reduced duplication of activities but also extended “best practice” manufacturing skills and experiences around the group.

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

United Kingdom

We estimate that the U.K. cigarette market decreased by 3.3% to 49.1 billion cigarettes in fiscal 2006 (fiscal 2005: 50.8 billion) with consumer downtrading continuing. The value and economy sectors now account for over 40% of the total U.K. cigarette market. The fine cut tobacco market grew to 3,250 tonnes (fiscal 2005: 3,050 tonnes).

A ban on smoking in public places was introduced in Scotland in March 2006. A ban on smoking in workplaces and enclosed public places, including bars and restaurants, was announced at the end of 2005 and will come into effect in Wales in April 2007. A ban on smoking in enclosed public places will also come into effect in England on July 1, 2007.

In the U.K., our revenue less duty rose 4.4% to £835 million, with adjusted profit from operations up 8.1% to £506 million. These increases were achieved notwithstanding that the group’s cigarette volumes were down 2% to 23 billion. This profit performance reflects improvements in our cigarette market share and the benefits of price increases which more than offset market volume declines and downtrading.

We delivered a strong operational performance in the U.K., growing our cigarette market share to 45.5% (fiscal 2005: 44.5%). Windsor Blue, launched nationally in January 2006 in the economy sector, grew to 2.2% market share in September. New variants, Superkings and Smooth and the relaunch of the celebration packs grew the U.K.’s number one cigarette brand Lambert & Butler to 16.2% share. The number two brand, Richmond, has benefited from a packaging improvement and continued to perform well with a market share of 15.5%. Reflecting downtrading dynamics, our Regal, Embassy and Superkings brands remained under pressure.

We are the U.K. market leaders in fine cut tobacco, however our market share declined to 65.3% (fiscal 2005: 66.3%) due to continued competition.

We won the Convenience Tracking Program Best Supplier, as voted by retailers in 2006. This is an accolade that recognizes the effectiveness and commitment of our sales teams and support functions. We have won this award three times in the last four years.

In the context of further regulations, we do not expect smoking bans in the U.K. to have a significant long term effect on our business. We believe smokers will continue to choose to smoke regardless of regulations and our view is supported by experiences in other markets.

The diversity of our brand and product portfolio continues to provide further opportunities within a downtrading environment. This, along with our commitment to sales and marketing excellence and our focus on costs, efficiency and flexibility, ensures we have a strong platform from which we seek to deliver further improvements in profits.

Germany

We estimate that the overall tobacco market in fiscal 2006 was down 6.3% to 135 billion cigarette equivalents (fiscal 2005: 144 billion). The duty-paid cigarette market fell by 8.9% to 92 billion cigarettes (fiscal 2005: 101 billion), following the further duty increase in September 2005. Other tobacco products were stable at 43 billion cigarette equivalents. The low price branded cigarette sector has continued to grow strongly as consumers downtrade, accounting for 11.4% (fiscal 2005: 5.6%) of the market, with the Private Label sector continuing to decline to 13.4% (fiscal 2005: 15.9%).

Production of Singles tobacco products ceased in March 2006, following a ruling from the European Court of Justice which resulted in a change of the duty status of the product, although products remained on retailers’ shelves until September 2006.

On December 29, 2006 a law restricting tobacco sponsorship and advertising came into force to bring Germany in line with the requirements of the E.U. Advertising and Sponsorship Directive. The debate on smoking in public places continues with several political initiatives taken at federal and state level. A voluntary agreement with the hospitality association is currently in place, which includes progressive national targets for signage and the introduction of non-smoking areas.

In Germany, our revenue less duty decreased by 7% to £584 million, with adjusted profit from operations down 7% to £274 million. These results reflect the overall market volume decline, downtrading into value cigarette brands and the cessation of sales of Singles products, partly offset by market share growth and cost efficiencies.

We grew our cigarette share to 20.7% (fiscal 2005: 19.4%), driven by a strong performance from JPS. The brand captured the majority of market share growth in the low price branded cigarette segment, with market share up to 3.8% (fiscal 2005: 1.7%). Increased downtrading in the mid-priced cigarette segment resulted in West market share dropping to 8.2% (fiscal 2005: 8.5%). In recent months, our limited edition West packs have delivered additional sales volumes and the brand’s performance has stabilized, with a number of further initiatives planned to strengthen the brand. Davidoff performed well in a downtrading environment with a stable market share of 1.1%.

Our market share of other tobacco products fell to 21.8% (fiscal 2005: 24.2%). Prior to the change in duty status of Singles there was increased competition in this market segment, with a resulting impact on our other tobacco products share. In anticipation of consumers migrating from Singles, we launched West Single Tobacco in March and JPS Single Tobacco in May with encouraging fiscal 2006 results.

Our primary focus for Germany continues to be in managing the migration of Singles consumers to our alternative products. We are monitoring developments and our strength in value cigarettes and other tobacco products means we are well positioned to manage consumer migration. In addition, we will continue to work on our cost base in order to remain competitive.

Rest of Western Europe

In the Rest of Western Europe, our cigarette shares have continued to grow in the majority of markets, complementing our leading position in fine cut tobacco.

The cigarette market in the Rest of Western Europe decreased by an estimated 2.7% in fiscal 2006, with the annual regional fine cut tobacco market down 1.6%. The value segments in both cigarette and fine cut tobacco have grown as a result of consumer downtrading and an increasingly competitive pricing environment.

Restrictions on smoking in public places were introduced in Spain and Belgium in January 2006, and debate on this issue continues in other markets across the region.

Our cigarette volumes in the Rest of Western Europe grew by 14% with improvements in our market shares more than offsetting the market volume decline. Despite our good cigarette volume performance, adjusted profit from operations was broadly stable at £324 million, reflecting declines in travel retail, particularly in Spain, and an increasingly competitive fine cut tobacco market.

In The Netherlands, our cigarette market share grew to 8.9% (fiscal 2005: 4.9%), driven by the strong growth of West and JPS. In January 2006, we entered into an agreement with Altadis to distribute Gauloises cigarettes. Our fine cut tobacco market share remained stable at 51.1% with Zilver and Evergreen benefiting from the downtrading dynamic.

In Belgium, our domestic share progressed to 10.2% (fiscal 2005: 9.5%), driven by the growth of Route 66, and supported by the stabilization of Bastos.

Following the introduction of restrictions on smoking in public places in Italy in 2005, the market decline slowed with an overall estimated cigarette market decline of 5% in fiscal 2006. Our cigarette share was slightly down at 1.5% (fiscal 2005: 1.6%), with minimum pricing, introduced by the Italian Government in August 2005, reducing our ability to develop our portfolio through competitive prices.

In Ireland, the overall cigarette market grew slightly to an estimated 5.7 billion (fiscal 2005: 5.6 billion). However, our cigarette market share was unchanged at 26.2% with a strong performance from Superkings.

We grew our cigarette share in France to 3.6% (fiscal 2005: 3.3%) due to the success of the JPS family. We maintained our position in the fine cut tobacco sector with a good performance from the market leader Interval at 14.9% (fiscal 2005: 15.1%). Our overall fine cut tobacco share declined to 28.0% (fiscal 2005: 29.0%).

In Spain, we made significant domestic progress with JPS growing our cigarette share to 6.4% (fiscal 2005: 5.1%). However, trading conditions remained challenging following excise tax increases in February 2006 which were mainly absorbed by tobacco manufacturers, reducing the estimated profitability of the market by more than 30%.

In Greece, our cigarette market share increased to 8.4% (fiscal 2005: 7.0%) due to another strong performance from Davidoff in the premium segment, now up to 3.3% (fiscal 2005: 2.7%), supported by West.

We expect that further regulatory changes in the region will continue to cause moderate reductions in market sizes. In France a ban on smoking in public places came into effect on February 1, 2007, however the ban will not apply to bars, restaurants and nightclubs until January 1, 2008. In Belgium, restrictions on smoking in restaurants and bars where food is served were introduced on January 1, 2007 and pictorial health warnings will be required from June 2007. We also expect the competitive and pricing environment to remain challenging in the near term.

We will focus on further improving our cigarette market shares and addressing the pressures on our fine cut tobacco businesses. We believe the breadth of our product portfolio continues to provide us with future opportunities for growth.

Rest of the World

In fiscal 2006, we delivered volume and cigarette share gains in many markets in the Rest of the World region.

Revenue less duty increased 5.4% to £1,106 million and adjusted profit from operations increased 21% to £252 million. These results reflect strong cigarette volume growth supported by continued investment in the region partially offset by ongoing competitive challenges in Central Europe.

Asia—with rising GDP and increasing population, Asia is the world’s fastest growing economic region and represents approximately 50% of global cigarette consumption. The regulatory environment is mixed with some markets in the process of adopting the recommendations of the Framework Convention on Tobacco Control.

We have a strong premium position in Taiwan and a growing presence in Vietnam and Laos. In China, we benefited from our positive collaboration with the State Tobacco Monopoly Administration and the Yuxi Hongta Group. Our key brands in the region include Davidoff, Boss, Bastos and the ‘A’ brand family.

In Taiwan we launched the first king size Davidoff cigarette, Davidoff Neon, in December 2005, which has captured 0.5% market share. Our volumes benefited as a result of a Boss packaging improvement and the launch of Davidoff Neon; however our overall market share was down slightly to 11.1% (fiscal 2005: 11.4%). In Vietnam, Bastos held market share at 10.3% (fiscal 2005: 10.2%) while in Laos we delivered strong volume growth from the ‘A’ brand family.

Australasia—the mature markets of Australia and New Zealand are among the most highly regulated in the world, with pictorial health warnings required in Australia and extensive restrictions on display and smoking in public places. However, we have demonstrated our ability to continue to grow our profit. Key brands include Horizon, Peter Stuyvesant and Brandon. Our fine cut tobacco share declined to 62.0% (fiscal 2005: 63.4%), due to increased competition. John Brandon also performed well in New Zealand, growing our market share to 17.6% (fiscal 2005: 17.0%).

Central Europe—in Central Europe the trading environment continues to be challenging. Duty increases have taken place across the region, as countries move further towards E.U. minimum excise rates, impacting volumes. We are well represented across the region with key markets including Poland, Hungary, Slovenia, Slovakia and the Czech Republic. Our regional brands include Route 66, Golden Gate, Moon and Paramount. In Scandinavia, our acquisition of the Norwegian distributor of tobacco products, Gunnar Stenberg in February 2006, and our investment in the Swedish snus company, Skruf, have provided a base from which to develop our business.

Across the region we increased our cigarette market shares: in Poland to 16.1% (fiscal 2005: 15.5%), in Hungary to 14.5% (fiscal 2005: 12.6%) and in the Czech Republic to 9.6% (fiscal 2005: 7.2%), with growth driven by the performance of our value brands. We launched Davidoff, West and Paramount in both Sweden and Norway during the year.

Eastern Europe—the Eastern European region is experiencing strong economic development and, while some restrictions are in place, our ability to communicate with consumers is significantly greater than in the E.U. Our established positions in Russia and Ukraine are complemented by a growing business in the Caucasus and in Turkey. Our key brands in the region include Davidoff, West, Maxim, Classic and Prima.

We grew volumes by 14% across the region. In Russia, our market share increased slightly to 5.5% (fiscal 2005: 5.3%), with strong performance from Maxim. To increase our retail coverage and improve efficiencies we formed a joint merchandising force with Altadis in February 2006. In Ukraine, our market share was stable at 19.0% (fiscal 2005: 18.9%) and we continued to invest in our market leading brand, Prima. In Turkey our market share grew to 1.4% (fiscal 2005: 0.4%) with a good performance from Klasik.

Africa and the Middle East—we have an established presence with brands such as Excellence in the sub-Saharan region of Africa, Good Look in Madagascar and Davidoff in the Middle East. Regulation is increasing with differing levels of restrictions in place in all markets. As the trading environment may be subject to political instability, the effective regional management of our operations is important to ensure continued supply and distribution.

We delivered market share improvements with the continued growth of Excellence in Côte d’Ivoire and Good Look in Madagascar. Following the decision to end the licensed manufacturing and distribution arrangements with British American Tobacco in West Africa, we have benefited from increased volume and market shares. With the cessation of our manufacturing agreement with Philip Morris, we are restructuring our operations in Senegal. We have recently launched Davidoff in Senegal, Gabon, Burkina Faso and Côte d’Ivoire and there are positive signs of development in all markets. Davidoff continued to grow strongly in the Middle East region with volumes up 31%, notably in Saudi Arabia with Davidoff One.

United States—we have been monitoring developments in the United States for a considerable period of time and have been encouraged by the recent positive developments in the litigation landscape. As the second largest market in the world, representing 7% of world cigarette volumes and a significantly higher percentage of world profit, the U.S. offers great potential for the group. We currently sell and distribute papers and tubes in the U.S. and have a basic infrastructure in place. We recently applied for membership of the Master Settlement Agreement, and propose to start selling tobacco products, including cigarettes, directly into the U.S. domestic market during 2007.

The Rest of the World is a diverse region with over 100 countries with different dynamics, opportunities and challenges. This year’s performance has demonstrated our ability to deliver organic growth in the region. We will continue to invest in our key markets, core brands and route to market to capitalize on our results to date. We see many opportunities to develop our footprint in terms of brand portfolio and market presence.

Our Product Categories and Key Brands

We produce a comprehensive range of cigarettes, other tobacco products and rolling papers. The other tobacco product category includes fine cut tobacco including roll your own and make your own, pipe tobacco, snuff, snus and cigar.

Across this multi-product portfolio we have organized our brands into three categories: international, regional and local. Our international strategic brands and certain key regional brands are controlled by our central marketing department, with our other regional and local brands controlled by the most appropriate market.

International strategic brands

Our international strategic cigarette brands are Davidoff and West which account for around 20% of our group cigarette volumes; within fine cut tobacco, our key international brand is Drum, which is complemented by our world leading rolling papers brand, Rizla.

Regional and local brands

We have a number of key regional brands such as Golden Virginia, JPS and Van Nelle in Western Europe, Boss, Cabinet and Maxim in Central and Eastern Europe, Excellence in Africa and others in Australasia and Asia.We also have a strong foundation of local brands that generate significant profit in their domestic markets such as Lambert & Butler and Richmond in the U.K., Horizon in Australia and JP Blue in Ireland.

Manufacturing

In fiscal 2006, we reduced our unit costs across the group, including a further reduction in cigarette unit costs of 6%. We increased our overall productivity by 6% (excluding our Lahr factory in Germany, which was impacted by the cessation of Singles production). We continued our focus on simplification across our product portfolio, reducing our blends, ingredients and stock keeping units.

As part of our ongoing review to improve operational efficiencies we announced a number of restructurings during the year. This included announcing the closure of our factories in Liverpool in the U.K. and Lahr in Germany, the latter as a direct result of the change in tax status of Singles and unfiltered eco-cigarillos in Germany. Both facilities are due to be closed by March 2007. We completed the restructuring of part of our European operations, with our Central European cigarette production relocated from Germany to Poland and the closure in the U.K. of our Treforest papers factory as announced last year.

We have continued our capital investment program. This concentrates on harmonizing cigarette pack formats in Europe and increasing capacity in line with growing sales volumes in Eastern Europe, particularly in Volgograd and Kiev. In addition, a significant machinery upgrade program is in progress across our African factories, utilizing surplus machinery. We expect that this will deliver further improvements in efficiency and quality.

We have delivered further operational efficiencies through the use of standard systems and processes, which are reflected in our manufacturing and performance indicators.

We continued our program of ISO14001 accreditation with four locations certified during the year. A total of 59% of our factories are now ISO14001 accredited.

Across our supply chain, we have focused on the competitiveness of our distribution network and the development of our planning process. Distribution has been reviewed and rationalized, providing greater flexibility and support, as well as delivering cost savings.

Our objectives are focused on manufacturing quality products, on reducing complexity and on optimizing our cost base. Our continuous process of review should ensure that our manufacturing footprint remains flexible and responsive in line with changing market requirements, delivering further efficiency improvements across all our manufacturing activities.

Sales and Distribution

Our sales and distribution operations cover four regions: United Kingdom, Germany, Rest of Western Europe, and Rest of the World.

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

With many countries adopting the World Health Organization’s Framework Convention on Tobacco Control and the E.U. Advertising Directive, tobacco advertising and sponsorship has been banned or restricted in a number of markets. As conventional means of communication between manufacturers and consumers such as advertising and promotion are progressively withdrawn, effectiveness at the Point of Sale becomes increasingly important.

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

The only permitted tobacco advertising is at the Point of Sale. Advertising at the Point of Sale is now regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 which took effect on December 21, 2004 in England, Wales and Northern Ireland. These regulations are discussed in greater detail in Item 4B: Regulatory Issues — Advertising and Sponsorship below.

In line with the dates set by the E.U. Advertising Directive, our sponsorship of Formula One automobile racing and the Embassy World Snooker Championships ended in July 2005.

Our U.K. distribution operations are centralized at the Nottingham Customer Service Center. Our two largest customers are Palmer & Harvey McLane Limited and Booker Limited, who are major operators in the wholesale and cash-and-carry sector in the U.K. market. Together they accounted for approximately 46% of our U.K. revenue in both fiscal 2005 and fiscal 2006.

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

Advertising of tobacco products in Germany and the rest of the European Union is restricted under the E.U. Advertising and Sponsorship Directive. However, in September 2003, the German government challenged parts of the Directive before the European Court of Justice; the hearing took place in early December 2005. A verdict upholding the Directive was issued in December 2006. See Item 4B: Regulatory Issues — Advertising and Sponsorship.

In the German market, the retail food channel, including supermarkets and convenience stores, is the most important for the sale of cigarettes followed, we estimate by fuel stations, tobacconists and vending machines. Accordingly, we focus our activities in the retail food sector through our weighted distribution and supply chain management.

Rest of Western Europe

Our operations in the Rest of Western Europe are conducted through subsidiaries in Ireland, The Netherlands, Belgium, France, Spain, Italy and Greece, as well as a network of wholesalers and distributors. While our subsidiaries operate with a diverse product range, they all address their own market-specific opportunities with appropriate brands from our portfolio.

In this region, our business consists of both domestic sales to local consumers and a travel retail business selling to consumers purchasing outside of their home market, often due to high home market excise duties and consequently high retail prices.

In the developed markets of Western Europe, while we invest in our own sales forces, we often find it more economic to contract out the physical distribution of our products; our largest distributors across Western Europe are Logista in Spain, Altadis in France and Janderigk in The Netherlands.

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

In Central Europe, the major markets of Poland, Hungary, the Czech Republic, Slovakia and Slovenia are covered by our own sales force organizations. Where possible, we promote our brands through advertising campaigns using outdoor and print media. We implement a wide range of promotional support programs to our trade customers to help improve our market presence. To provide the best service to our customers and make our brands widely available, we control distribution in our strategic lead markets through our own market organizations or with the co-operation of local distribution partners. Within Eastern Europe, market conditions are developing rapidly. In Russia we have a sales force of approximately 500 employees, complemented by the national logistics system of our local Russian distribution partner. In Ukraine, we cover the market via our own sales force structure. In the emerging markets of Central Asia and the Caucasus, we co-operate with local partners while seeking to establish our own sales forces where market conditions allow.

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

Asia

We have further developed our business in Taiwan led by the Davidoff brand in conjunction with a strong local distribution partner, and its own media support with Point of Sale and consumer promotional schemes. In Vietnam, our growing business has been complemented with the acquisition of a controlling interest in Lao Tobacco in neighboring Laos.

Australasia

Distribution for our brands is performed by third-party logistic service providers supported, in both the Australian and New Zealand markets, by significant sales forces supporting our brands at the Point of Sale and by our own marketing teams, who manage permissible marketing activities in these increasingly restrictive markets.

Competition

United Kingdom

Our principal competitor in the U.K. tobacco market is Gallaher. For more than 30 years, we and Gallaher have held an aggregate estimated share of over 70% of the U.K. cigarette market based on unit sales. As at the end of September 2006, Gallaher had an estimated U.K. market share based on unit sales in each of the cigarette, fine cut tobacco, cigar and pipe tobacco markets of approximately 38%, 27%, 46% and 49%, respectively. The other major participants in the U.K. cigarette market are BAT and PMI, which had estimated U.K. cigarette market shares of approximately 6% and 8% respectively in fiscal 2006. In December 2006, JTI announced that it would acquire Gallaher for approximately £7.5 billion in cash. The transaction was approved by Gallaher’s board of directors, but remains subject to shareholder, court and regulatory approvals.

Germany

In Germany our main competitors are PMI and BAT. In fiscal 2006, they had an estimated cigarette market share of 37% and 18%, respectively. In the growing other tobacco products sector we primarily compete with BAT, which had an estimated share of approximately 21% in this segment.

Rest of Western Europe/Rest of the World

In other international cigarette markets, the main competitors are subsidiaries of PMI, BAT, JTI, Altadis and Gallaher and the local domestic producers in each market.

Manufacturing Materials

Our main materials are tobacco leaf, paper, acetate tow (for the production of cigarette filter tips) and printed packaging materials utilizing carton board. These are purchased from a number of suppliers. Our policy is not to be reliant, where practical, on any one supplier, and we have not suffered any significant production losses as a result of an interruption in the supply of raw materials. Where there are only a few major suppliers of a main material, such as for carton blanks and printed packet wrappings, the failure of any one supplier could potentially have an impact on our business. However, we believe the risk of such an occurrence is low.

We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, India, Greece, Spain and Bulgaria. Our acquisition of Tobaccor in fiscal 2001 gave us some direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. Political situations such as that in Zimbabwe may significantly affect tobacco crops. We seek to offset these fluctuations by purchasing tobacco crops from other areas of the world.

Intellectual Property

In 1973, when the United Kingdom joined the European Union, an agreement was reached with BAT for the exchange of certain trademarks. As a result of these historical arrangements and subsequent arrangements with BAT and other third parties, we, like many international cigarette companies, do not have exclusive ownership of all our pre-1973 brands in all the territories in which we operate. The brand rights to our most internationally distributed cigarette brand, Davidoff, were licensed to Reemtsma through a long-term licensing arrangement. In September 2006, the group acquired the worldwide Davidoff cigarette trademark from Tchibo Holding AG for a cash consideration of €540 million (£368 million).

Regulatory Issues

Regulatory pressures on the industry have continued during 2006, as governments around the world are pursuing, in varying degrees, the further regulation of tobacco products. These actions include, among other things, restricting or banning the advertising of tobacco products and sponsorship of sporting events by tobacco companies, requiring written and/or pictorial health warnings to be included on tobacco packaging, limiting the yield of tar, nicotine and carbon monoxide and banning descriptors such as ‘mild’ or ‘light.’ We continue to manage these challenges and seek to engage with governments to find workable, practical solutions to changing regulations.

World Health Organization’s Framework on Tobacco Control

In May 2003, the World Health Organization’s (WHO) Framework Convention on Tobacco Control (FCTC) was adopted at the 56th World Health Assembly. The 40 ratifications required for the convention to take effect were met on November 30, 2004 and, in accordance with the procedural matters established for the FCTC, entered into force 90 days later, on February 27, 2005. There is no deadline for becoming a party; the FCTC remains open to accession for all countries that wish to do so. Countries that have only signed the treaty have no obligation to implement its provisions. As of January 29, 2007, 143 countries have ratified the FCTC. At the first session of the Conference of the Parties (February 6–17, 2006 in Geneva) the Parties adopted their Rules of Procedures in addition to establishing the structure for a permanent secretariat and setting out the first phase of guidelines and protocols to be developed.

Key provisions of the FCTC include, among other things: the restriction and/or ban of advertising and the disclosure of advertising expenditures; the global introduction of large health warnings and a suggestion to use pictorial health warnings; measures to restrict access to tobacco and reduce consumption; tax increases; restriction and/or prohibition of duty-free sales; substantial testing of smoke constituents other than tar, nicotine and carbon monoxide; promotion and support of alternative crops; and product liability laws (where they do not already exist) to hold manufacturers responsible for smoking-related health risks.

Whilst we agree with many aspects of the convention, most notably the need to prevent youth smoking and the urgent need to stamp out both smuggling and counterfeiting of tobacco products, the FCTC also includes measures that we believe fall under the jurisdiction of other authorities such as the World Trade Organization (WTO) and the International Organization for Standardization (ISO). We believe that creating a role for the WHO to regulate on issues like standardization, smuggling, international aid and product labeling would be inefficient and inappropriate since these lie outside the WHO core competencies and are dealt with by other bodies. Furthermore, we believe that some of the provisions are inappropriate or can be better regulated effectively at a regional, national or local level.

E.U. Tobacco Products Directive (2001/37/EC)

In June 2001, the European Union passed a directive on the manufacture, presentation and sale of tobacco products, which provides for, inter alia, new and larger health warnings on the front and back of tobacco product packs, a ban on product descriptors such as “light” and “mild”, new maximum tar, nicotine and carbon monoxide yields of 10, 1, and 10 mg respectively, as well as extensive product testing and the yearly submission of information on ingredients to national authorities. Imperial Tobacco, together with BAT, challenged the directive on the grounds that it violated several principles of European law. In December 2002, the European Court of Justice ruled that the directive was valid and therefore should be transposed into Member States’ national regulations.

The requirement for implementing the directive into national regulation also applies to the new E.U. Member States who joined on January 1, 2007.

In July 2005, the European Commission published its first draft report on the application of the E.U. Tobacco Products Directive. The report does not call for immediate changes to the directive and the Commission intends to follow guidelines proposed through the Conference of the Parties under the FCTC. Furthermore, the report encourages Member States to adopt pictorial health warnings.

Of particular concern to us is the proposal to consider the definition of ingredients by the then WHO’s Scientific Advisory Committee on Tobacco Products Regulation, which would widen the scope of the E.U. Tobacco Products Directive considerably by including, inter alia, substances used in agronomy, production and packaging. There was no firm proposal to develop a common list of ingredients, chiefly due to the difficulty of establishing criteria for the approval or prohibition of ingredients, given that there are no clear accepted tests for measuring toxicity.

Following the European Commission decision of September 2003 on the use of color photographs or other illustrations as health warnings on tobacco packages in the 25 E.U. Member States, the library of approved images was launched in May 2005. The library consists of 42 images and illustrations—three for each of the 14 rotating textual warnings which currently appear on the back of packs. Member States that choose to require pictorial health warnings must select the images from this library, but they may choose the particular warning illustrations that are best adapted to consumers in their countries, taking into account cultural practices, sensibilities and context. The European Commission has also sent a DVD with the technical specifications to Member States.

Belgium has already adopted legislation requiring pictorial health warnings to be introduced for cigarettes. The Belgian regulation requires the use of all 42 pictorial health warnings spread over three years in sets of 14 warnings each with a yearly rotation. We challenged this regulation on January 30, 2006. The Flemish and Walloon Retail Organization shared our concerns and filed a challenge on the same day. Following this challenge, it is our understanding that the authorities will now only require one set of 14 pictorial health warnings to be used. The second and third sets of the warnings are now understood to be optional.

The U.K. government launched a consultation on the use of pictorial health warnings but is yet to publish final proposals.

The directive also required manufacturers and importers to submit details of all ingredients used in tobacco products to each Member State, along with any available toxicological data. Starting in December 2002, we have submitted ingredient information and toxicological data in all Member States, even in the absence of national regulations. The format in which the ingredient information was submitted has been accepted by most Member States. However, The Netherlands has rejected this format and required the submission and publication of the detailed recipes of all tobacco products sold in the Dutch market. We believe that the Tobacco (Lists of Ingredients) Regulation 2003, which provides for publication of ingredients and formulae of tobacco products, goes beyond what is allowed by the E.U. Directive on which the Dutch regulation is based. Like any company we have concerns about revealing unique product formulae and, together with other leading tobacco manufacturers, we began legal proceedings in September 2003 to prevent this. A verdict was handed down on December 21, 2005, stating that we need to submit full ingredients information per brand to the Dutch authorities. However, it acknowledges that the ingredient information demanded constitutes a trade secret, which can only be published if no disproportionate harm is caused to us by this act. Together with the other leading tobacco manufacturers, we have appealed the ruling that we are required to submit full ingredient information. Both we and the Dutch State have appealed the December 21, 2005 judgment. As regards to the Dutch State’s appeal, the Dutch State filed its statement of claim on December 7, 2006. The next step is for us to file our statement of defense. As regards our appeal, the next step is for us to file our statement of claim. At the same time, the European Commission is working on “harmonized templates” for the submission of ingredients information to Member State authorities. These templates and possible guidelines for their use are now expected to be issued in the first quarter of 2007 as well. We expect that the Belgian authorities will await the outcome of the Dutch case before imposing sanctions for non-compliance with Belgian regulations. To date, the Belgian authorities have not insisted on companies submitting by brand information, although their template does require it.

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

•       in information society services (such as the internet, as defined by Article 1(2) of Directive 98/34/EC); and

•       through tobacco-related sponsorship with a E.U. cross-border effect, including the free distribution of tobacco products.

Although the German government once again initiated legal proceedings with the European Court of Justice to annul parts of the directive, implementation of the directive went ahead as planned. A hearing before the European Court of Justice took place on December 6, 2005 and a final ruling upholding the Directive was issued in December 2006.

In the United Kingdom, the Advertising and Sponsorship Act came into force in February 2003, banning all advertising except at the Point of Sale. The latter is regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 which took effect on December 21, 2004 for England, Wales and Northern Ireland. Under the regulations, tobacco advertising inside tobacconists is limited to a total surface equivalent to one A5 size sheet of paper (approximately 8 1/4 x 5 7/8inches) including a 30% health warning and a National Health Service Quitline telephone number. Furthermore, advertising on tobacco vending machines is limited to one true image of a tobacco product sold from the relevant machine. Scotland has passed almost identical regulations under the Tobacco Advertising and Promotion (Point of Sale) (Scotland) Regulations 2004, which also took effect on December 21, 2004.

In Ireland, the Office of Tobacco Control has been established and the Public Health (Tobacco) (Amendment) Act 2004 has come into force. The Act prohibits sales of cigarette packs containing fewer than 20 cigarettes and the advertising of tobacco products or their display at the Point of Sale. Together with other leading tobacco manufacturers we challenged the Act, because we believed that it infringed constitutional law and went beyond what is required by the E.U. Product or Advertising and Sponsorship Directives. The Commercial Court in Dublin was scheduled to commence hearing the case on February 6, 2007. For commercial reasons, the proceedings were formally discontinued on January 31, 2007.

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

Following PMI’s and BAT’s undertaking to the Australian Competition and Consumer Commission (“ACCC”), Imperial Tobacco Australia signed an undertaking with the ACCC in November 2005 to remove descriptors such as “mild” and “light” and tar and nicotine yield information from packs.

Furthermore, both PMI and BAT have paid £1.6 million each to the ACCC which directs funds to national programs and advertising campaigns which address smokers of low yield products and general health issues. Imperial Tobacco has made a £0.4 million contribution.

Smoking in Public Places

In a number of the markets and regions in which we operate the debate on the introduction of restrictions or outright bans on smoking in public places and in the workplace has intensified, most notably in Ireland and Italy where heavy restrictions were introduced in 2004 and 2005 respectively.

We support sensible regulation but believe that outright bans are unnecessary and disproportionate. Our experience in markets where smoking restrictions or bans are in place supports our view on the impact of this legislation. Smokers will continue to choose to smoke, there may be an initial dip in cigarette consumption, but this diminishes over time.

On February 14, 2006, the House of Commons voted in favor of a total ban on smoking in enclosed public places in England, including pubs, restaurants and private member clubs. The Bill was passed by the House of Lords in July 2006 and received Royal Assent. It is currently at the regulation stage. The ban will be implemented on July 1, 2007. The Welsh Assembly has also agreed to a total ban to be introduced on April 2, 2007.

In Scotland, a total ban took effect on March 26, 2006. Further, the Health Minister of Northern Ireland announced in October 2005 that a smoking ban will be introduced from April 30, 2007.

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

We understand that the German draft smoking ban has been stopped due to government concerns over constitutionality of the bill. The regulation of bars and restaurants falls within the responsibility of the Länder, the states composing the federal republic. Consequently, the government has decided on a smoking ban in all government buildings only and delegated the protection of non-smokers in bars and restaurants to the Länder.

The French government published a decree on November 16, 2006 banning smoking in public places from February 1, 2007 but giving bars, restaurants, nightclubs, hotels and tobacconists a derogation until January 1, 2008.

In New Zealand, the exemption from the public smoking ban granted to the hospitality industry expired on December 10, 2004. From that date, all venues have had to be completely smoke free.

We remain committed to continuing to work constructively with individual governments and other regulatory bodies to ensure the sensible and proportionate regulation of tobacco products.

Legal Environment

Smoking-related health litigation

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

The majority of our revenue has historically been derived from sales in the United Kingdom, where the current legal environment is different from that in the United States. In fiscal 2006, none of our revenue was derived from sales of tobacco products in the U.S. duty-paid market and approximately 0.09% (fiscal 2005: 0.13%) was derived from sales of tobacco products in the U.S. duty free market. Unlike in the United States, claims in the United Kingdom can only be brought on behalf of named plaintiffs, not on behalf of an unnamed class. Cases are tried before a judge, not a jury. In addition, in U.K. personal injury cases, the unsuccessful party is generally liable for a substantial proportion of the successful party’s costs, including counsels’ fees. Exemplary damages, which are similar to punitive damages, can only be awarded in exceptional cases in England, Wales and the Republic of Ireland, where it can be established that a defendant acted intentionally and/or with complete disregard for a plaintiff’s interests. If awarded, exemplary damages are much more limited in amount than may be the case in the United States. To our knowledge exemplary damages have not to date been claimed against a tobacco manufacturer in England and Wales. They cannot be claimed in Scotland.

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

Litigation in England and Wales

A writ was issued by the law firm of Haygarth Jones against us in England on June 19, 1998 on behalf of Raymond Joseph Kelly. It was claimed that Mr Kelly had developed chronic bronchitis and emphysema as a result of smoking our products. These proceedings were served on October 12, 1998 and Mr Kelly's statement of claim followed on November 9, 1998. Mr Kelly was granted legal aid in March 1996, but legal aid funding was later withdrawn. Following Mr Kelly's death, the Legal Services Commission was informed by his wife that she did not wish to pursue an appeal against the withdrawal of legal aid. By order dated October 1, 2003, the St Helens County Court, of its own motion, dismissed the claim. No appeal has been lodged against the dismissal and the time to do so has expired. There are at present no other pending or, in so far as we are aware, threatened proceedings against ITG in England and Wales.

Litigation in Northern Ireland

In Northern Ireland, a writ was issued on February 2, 1998 (Pauline Stevenson-v-Gallaher Limited and Imperial Tobacco Trading Limited) in which the plaintiff claims damages for alleged smoking-related health effects. To date no writ has been served and the time for doing so has now expired.

A letter before action sent on behalf of a Kevin Donnelly was received in August 2001. There has been no further contact with the plaintiff's solicitors since then and the claim is now time-barred.

Litigation in Scotland

There is currently one legal action in Scotland against Imperial Tobacco Limited (Traynor-v-Imperial Tobacco Limited). The pursuer (plaintiff) alleged damage to his health resulting from cigarette smoking. Legal aid has been refused. A commission took place in May 2001 at which Mr Traynor gave evidence to be used in the event that he was unable to attend trial. Mr Traynor represented himself and following the commission he lodged a Record (particulars of claim) at court, but did so outside the time limit. While this did not result in Mr Traynor’s claim being dismissed, the case could not now proceed until one of the parties brought a motion to allow the late Record. Mr Traynor never progressed the action and Imperial have ascertained that he is now deceased. His executor (if any) or family could take steps to continue the action but have not done so.

Following the judgment in McTear (see below), legal representatives for nine other pursuers whose actions were at that time still pending against us, confirmed that they did not intend to continue with the outstanding actions. Six actions—Barr, Havelin, Campbell, Cambridge, Boyd and Corr—were discontinued on February 1, 2006; two further actions—Mason and Martin—were discontinued on February 2, 2006; and the ninth action, Stewart, was discontinued on February 3, 2006.

Three other claims against us had previously been abandoned in 2001. The claims of Dunsmuir-v-Imperial Tobacco Limited, Forsyth-v-Imperial Tobacco Limited and Samson-v-Imperial Tobacco Limited were officially abandoned on April 10, 2001, April 20, 2001 and August 1, 2001, respectively.

One other action, Dougan-v-Imperial Tobacco Limited, was formally discontinued on August 18, 2005. Limited costs were recovered from this pursuer.

Only one action, McTear-v-Imperial Tobacco Limited, actively progressed in court. This action was commenced in the Court of Session in Scotland in January 1993 by Alfred McTear, and was subsequently pursued by his widow, Mrs Margaret McTear. She claimed that Mr McTear’s lung cancer was caused by smoking our products. She originally sought £500,000 in damages, plus interest, but at proof (trial) claimed only £185,000.

Mrs McTear did not receive legal aid. Four applications for legal aid were refused. Appeals against those refusals were unsuccessful. Her legal advisers had previously stated that they were acting on a no-win-no-fee arrangement.

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

Litigation in the Republic of Ireland

In the Republic of Ireland, plenary summonses were issued against John Player, an Irish subsidiary of ITG, and other tobacco companies over the period October 17, 1997 to January 21, 2003, naming 446 individuals seeking damages for alleged smoking-related health effects. Since 1997, 428 of these claims have been dismissed, discontinued or confirmed as not proceeding by the relevant plaintiff firm, leaving a total of 18individual claims outstanding against the tobacco companies. As at January 31, 2007, 11 plaintiffs were seeking damages either jointly against John Player and other companies or solely against John Player. (Ten of the plaintiffs are legally represented by the law firm Beauchamps and one by John Devane Solicitors, as detailed below). All 11 individuals have served originating summonses and statements of claim have also been served in all of these claims. No trial dates have been fixed in respect of any claim against John Player.

The reduction in the total number of claims is largely due to an attempt by some of the plaintiff law firms to determine which of the individuals they represent should proceed with their claims, together with a withdrawal from the litigation by the law firm Ward & Fitzpatrick, which was followed by withdrawal by the law firm Guilfoyles which is discussed in more detail below. As part of this process the plaintiff firms have identified a number of claims which will not be proceeding or where it has not been possible to obtain instructions from the plaintiffs. We have therefore been able to secure the dismissal of a number of claims for want of prosecution.

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

On June 17, 2002, the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the plaintiffs Vincent Mallon and Margaret Delahunty. Notices for particulars have been served in respect of each plaintiff. Replies to particulars were served on us in respect of Vincent Mallon on September 17, 2003 and in respect of Margaret Delahunty on October 2, 2003. Mr Mallon and Ms Delahunty are seeking €86,385 and €141,050, respectively (approximately £59,000 and £96,000, respectively), for the costs of purchasing cigarettes during their lifetimes. They are also seeking, among other things, unspecified damages and an order that the Minister take such steps as are necessary to prohibit the sale of tobacco products in the Republic of Ireland. A further eight statements of claim were served on us by Beauchamps during December 2003. In February 2003, Beauchamps applied to the High Court for orders joining the Irish State and amending various summonses to include new causes of action in these ten cases. Amended summonses have now been served in these ten cases.

The defendants have issued motions to dismiss on the grounds of procedural and inherent delay in all ten of these outstanding claims. In one of these cases, the plaintiff has died (Christopher Cummins) and the proceedings have not yet been reconstituted by his estate. Replying affidavits have been received in all nine of the other cases. A further exchange of affidavits has since taken place. The state has also issued motions to dismiss the claims against them in these nine cases. A hearing took place before Justice Gilligan over November and December 2006 (using the case of McCormack as an initial case) and judgment is awaited.

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

On consideration of the Quirke and Finlay-Geoghegan judgments, Guilfoyles advised all of its clients to discontinue. Guilfoyles subsequently obtained instructions to discontinue from all but two of its clients (T Cambridge and T Butler). Both of these remaining two claims stood dismissed and appeals against these dismissals were refused by Justice McMenamin on March 22, 2006.

In the other case (Margaret O’Driscoll), the statement of claim was served out of time on March 31, 2004. The statement of claim was returned to Guilfoyles on April 7, 2004, and the claim was subsequently discontinued.

John Devane Solicitors, which represents one plaintiff, Margaret O’Connor, served a statement of claim on May 20, 2004. The statement of claim was returned as it was served out of time. Although this claim remains technically “alive”, the plaintiff would have to obtain an extension of time from the court to re-serve the statement of claim out of time before being entitled to proceed any further, and our solicitors have made it clear that any such application would be vigorously opposed. Our solicitors have not heard from the plaintiff’s solicitors since 2004.

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

Litigation in Germany

In Germany, a claim was brought against one of our subsidiaries. The statement of claim named H.F. & Ph. F. Reemtsma GmbH as defendant even though this entity legally no longer existed due to a merger prior to the claim being filed. However, the court subsequently concluded that our subsidiary Reemtsma was the defendant in this lawsuit.

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

On November 14, 2003 the court in Arnsberg denied the claim on all counts. The court stated that Mr Heine’s claim failed on the merits, giving reasons including the following: (i) all Mr Heine’s claims were time-barred under the applicable statutes of limitation; (ii) Mr Heine’s claim for “addiction” was without merit; (iii) there was no evidence that Reemtsma's products were defective in any respect; (iv) the risks associated with smoking are widely known; (v) there was no obligation on Reemtsma to warn of any alleged risks prior to being required to do so by statute; and (vi) Mr Heine did not offer any evidence to show that his alleged heart disease was caused by Reemtsma’s products.

At the end of November 2003, Mr Heine applied for the statement of facts in the court's judgment and the findings concerning the factual submissions to be corrected. This application was denied by the court. Mr Heine subsequently lodged an appeal against the judgment to the Court of Appeal in Hamm. Following briefs filed by both parties, the Court of Appeal in Hamm notified the parties on June 21, 2004 of its intention to dismiss Mr Heine's appeal without an oral hearing and, on July 14, 2004, formally dismissed the appeal.

Mr Heine is now pursuing the only route left open to him and has filed a constitutional complaint with the German Federal Constitutional Court in Karlsruhe. While we are not party to these proceedings, we believe that it is unlikely that the Constitutional Court will permit the case to proceed.

In an action between Mr Heineand his legal cost insurer, the Celle Court of Appeal held that the legal cost insurer had to provide insurance cover for the litigation then pending against Reemtsma, which was upheld by the German Federal Supreme Court in a judgment on March 19, 2003. Reemtsma was not a party to this lawsuit.

In a separate matter, one of our German subsidiaries (Imperial Tobacco Agio GmbH) received a letter before action dated March 26, 2002 on behalf of an individual, Heinz Seelgen. Mr Seelgen alleged that his medical condition was caused by smoking cigarillos manufactured by Imperial and threatened to initiate legal proceedings in the United States. In fact, the brand of cigarillos alleged to have been smoked by Mr Seelgen is not manufactured by Imperial, only distributed by us. A response was sent to Mr Seelgen's legal advisers on April 8, 2002 denying the claims and stating that there were no grounds for bringing a claim in the United States. To date, there have been no further developments in this matter.

In a further matter, the Hamburg Public Prosecutor has confirmed that on March 16, 2005 a professor at the Institute for Economic Law of the University of Hamburg submitted a criminal complaint against the management of companies manufacturing cigarettes in Germany, alleging fraudulent conspiracy and the sale to the public of substances which are poisoned or which contain substances harmful to health. On

August 28, 2006, the Public Prosecutor informed Reemtsma of his decision terminating the investigation on the basis that the facts did not provide any basis to assert that any crime had been committed. The Public Prosecutor has confirmed that the professor has challenged the decision by way of an “opposition” and that this challenge will be considered by the Head of the Hamburg prosecution office.

Mr Heine also submitted a criminal complaint against Reemtsma with the Arnsberg Public Prosecutor on February 10, 2006. The claim was subsequently transferred to the Public Prosecutor in Hamburg, where Reemtsma is based. The complaint alleges, among other things, fraudulent conspiracy and the sale to the public of substances which are poisoned. The Hamburg Public Prosecutor has yet to reach a decision regarding this complaint.

Around August 2006, there were press reports stating that a criminal claim had been lodged with the Public Prosecutor’s office in Cologne, Germany, by Dr Norbert Mülleneisen, a lung specialist, against the management of various German tobacco companies, including Reemtsma, alleging fraudulent conspiracy and the sale to the public of substances which are poisoned. In fact, the Cologne Public Prosecutor had already investigated the claim and, on July 7, 2006, had notified Dr Mülleneisen’s lawyer of his decision to close his investigation on the basis that there were no facts indicating that any criminal laws had been violated.

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

On June 14, 2005 the Regional Court in Poznań issued a request to the District Court in Katowice requesting it to examine the two experts who signed the Court-appointed expert’s opinion and setting out the questions to be put to those experts. This hearing took place on January 9, 2006. On February 9, 2006, ITP lodged a pleading, commenting on the testimony given by the experts at that hearing.

At a hearing on March 1, 2006, the parties made their final oral submissions, the claimant filed a further pleading and ITP filed its final written submission.

On March 15, 2006, the Regional Court in Poznań gave judgment dismissing the claim in its entirety and requiring the claimant to pay PLN 360 in respect of the costs of the proceedings. The claimant has appealed the judgment. The claimant’s appeal was served on ITP on May 8, 2006 and ITP served its reply to the appeal on May 22, 2006. The appeal was heard on November 9, 2006 and, on November 23, 2006, was dismissed. The claimant may now appeal the dismissal of his appeal to the Supreme Court within two months from the date that he is served with the written reasons of the judgment, although the grounds for appealing to the Supreme Court are narrow.

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

On April 28, 2005, following various pleadings filed by Imperial and the Association, and an order that the Association cure procedural defects in the statement of claim, the Regional Court in Poznań ordered that the part of the statement of claim relating to claims brought on behalf of individuals be returned to the Association. This decision was affirmed by the Appeal Court in Poznań on September 22, 2005. Therefore, the order that the part of the statement of claim relating to claims brought on behalf of individuals be returned to the Association is now final and binding.

On November 14, 2005 the Association’s statement of claim was served upon ITP. ITP filed its reply on November 28, 2005. On December 23, 2005 ITP filed a further pleading requesting the Regional Court in Poznań to require the Association to pay the court registration fee. A hearing took place on January 18, 2006 at which ITP was informed that the Association had filed a written request of a stay of proceedings and provided with a copy of that request. However, the Court refused to stay the proceedings and indicated that it would hand down judgment on February 1, 2006. On February 1, 2006, the Regional Court in Poznań gave judgment dismissing the statement of claim and awarding ITP PLN 7,200 (approximately £1,300) in costs. The Association’s deadline to appeal the judgment has expired.

At the hearing on January 18, 2006, the Court also confirmed that Marek Nowakowski filed a pleading in the Regional Court in Poznań on January 9, 2006 purporting to join in the Association’s civil action and claiming 100,000 PLN (approximately £17,800). The Court confirmed that it would treat this as a separate claim. Following documents filed by both parties and various Court orders, the Court, on May 11, 2006, ordered that Mr Nowakowski’s statement of claim be returned. On May 26, 2006, Mr Nowakowski lodged a complaint against the order of May 11, 2006. On July 6, 2006, ITP filed a reply to Mr Nowakowski’s complaint. Consequently the Court’s order of May 11, 2006 that the statement of claim be returned is now final and binding and cannot be appealed by Mr Nowakowski.

On March 14, 2005 ITP received a further letter from the Association alleging criminal conduct on the part of individual members of the management boards of tobacco firms operating in Poland, including ITP, arising from their alleged concealment of the dangers resulting from alleged addiction to nicotine. ITP responded to the letter on March 30, 2005 denying the allegations. In early April 2005, the Association filed a formal notification of criminal offences alleged against ITP and other tobacco companies with the General Public Prosecutor in Warsaw. The notification was eventually passed to the District Public Prosecutor for Krakow-East Central who, on May 17, 2005, took the decision not to initiate proceedings against any of the tobacco companies or their officers. This decision was sent to the Association on May 20, 2005. ITP understands that (1) the Association lodged an appeal against the decision of May 17, 2005, but on August 17, 2005 the District Public Prosecutor for Krakow-East Central refused to hear that appeal; (2) the Association then successfully appealed against the refusal of the District Public Prosecutor and the matter was referred back to the District Public Prosecutor to decide on the Association’s appeal against the May 17, 2005 decision again; (3) the District Public Prosecutor again refused to hear this appeal; (4) the Association appealed this latest decision by the District Public Prosecutor; (5) the Regional

Prosecutor in Krakow did not find the appeal justified and in accordance with the Polish criminal procedure forwarded this appeal to the Court; and (6) on October 30, 2006, the Court dismissed the Association’s appeal, thereby concluding the criminal proceedings. This decision of the Court may not be appealed.

In a separate matter, a statement of claim dated April 1, 2005 was filed by an individual claimant Piotr Kowalski, in the Regional Court in Poznań. The statement of claim has not been served on ITP. Mr Kowalski claimed that he was addicted to ITP’s cigarettes, that he was not informed of the risks associated with smoking and that he suffers from bronchial asthma. He sought damages of PLN 40,000 (approximately £7,100). Due to the low value of the claim, the case was transferred from the Regional Court of Poznań to the District Court in Poznań. On May 20, 2005 the Court requested Mr Kowalski to cure procedural defects in the statement of claim. The claimant failed to do so and on June 17, 2005 the Court ordered that the statement of claim be returned to Mr Kowalski. This decision was not appealed. On July 19, 2005 the Court issued an order stating that the return of the statement of claim had become final and binding as at July 2, 2005.

In a further separate matter, a statement of claim dated August 24, 2005 has been filed by another individual claimant, Helena Bierówka, in the District Court in Bochnia. Ms Bierówka alleges that she is addicted to Route 66 cigarettes, that cigarettes did not carry warnings about the risks associated with smoking and that she suffers from bronchial asthma and other health complaints. She claims damages of PLN 50,000 (approximately £8,900). On September 27, 2005, the case was transferred to the District Court in Poznań. On October 7, 2005, the District Court in Poznań requested Ms Bierówka to cure certain procedural defects in the statement of claim by providing the Court with an additional copy of the statement of claim and paying the court registration fee. On October 11, 2005, ITP filed a pleading setting out further procedural defects in the statement of claim.

Ms Bierówka provided the Court with a copy of the statement of claim and requested a waiver of court costs. On October 17, 2005 the District Court in Poznań ordered Ms Bierówka to provide information on her financial status in order to assist the Court’s decision concerning the waiver of court costs. On November 3, 2005 the Court dismissed Ms Bierówka’s request to waive court costs.

Following an appeal, the District Court in Poznań revoked its decision of November 3, 2005 and, on November 21, 2005 made a decision to allow the waiver of the court registration fee in excess of PLN 100. Ms Bierówka did not appeal this decision and, on January 16, 2006, was ordered by the Court to pay the court registration fee of PLN 100. On February 7, 2006, the Court ordered that the statement of claim be returned to Helena Bierówka due to her failure to pay the Court registration fee. However, Ms Bierówka had paid this fee and, on February 24, 2006, the Court revoked its order of February 7, 2006.

On March 29, 2006, the statement of claim was served on ITP. ITP served its reply to the statement of claim on April 21, 2006. Following further documents filed by the parties and various hearings (including two hearings at which Ms Bierówka gave evidence), the District Court in Poznań dismissed Ms Bierówka’s statement of claim at a hearing on November 9, 2006. Ms Bierówka was obliged to post any appeal by January 2, 2007 and is now out of time to do so. ITP has been informed by the District Court in Poznań that Ms Bierówka did lodge a pleading at Court on January 10, 2007 but the information received from the Court suggests that that pleading did not constitute an appeal against the judgment of November 9, 2006.

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

The Republic of Ireland, the Irish Minister for Health and the Irish Attorney General have been joined by the plaintiffs in 17individual proceedings (ten of which involve our Irish subsidiary) served by Beauchamps and Peter McDonnell & Associates. Statements of claim have been served in ten of these cases (referred to above) and assert that the Republic of Ireland failed to comply with various duties to take action to preserve the public health. Among the relief sought is a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health and the health of the plaintiff, as well as various orders including an order to prohibit the sale of tobacco products and an order directing the defendants to “make available to the plaintiff all of the material relating to the dangers to the health of the plaintiff.” As mentioned above, the Irish state has sought to have these claims dismissed in motions issued by it, a hearing took place over November and December 2006 (using the case of McCormack as an initial case) and judgment is awaited.

In April 2004, together with other leading tobacco manufacturers, we challenged some provisions of the Republic of Ireland’s Public Health (Tobacco) (Amendment) Act 2003 and Regulations based on it. Among the challenged provisions were bans on Point of Sale advertising and the display of tobacco products in shops. The companies argued that the challenged provisions infringed Irish constitutional law and the freedom of trade provisions under European Union law. The Commercial Court in Dublin was scheduled to commence hearing the case on February 6, 2007. A commercial decision was taken to discontinue the proceedings and on January 31, 2007 the Commercial Court granted leave to discontinue and struck out the proceedings with an order for costs in favor of the defendants. It is anticipated that the Irish Government will now take steps to implement the impugned provisions of the 2002 and 2004 Acts, including a ban on the display of tobacco products in retail premises.

With respect to government litigation matters in The Netherlands, the now former Dutch government instructed its government lawyers in 2000 to investigate and provide legal advice as to whether proceedings could successfully be brought against tobacco companies by the Dutch government for the recovery or recoupment of certain health care costs. During a Parliamentary debate in 2005, it was reported that the government's lawyers were still in the process of preparing legal advice. No claim has been made by the Dutch government.

In September 2003 we, along with other tobacco companies, submitted a court challenge against the Dutch government’s implementation of Directive 2001/37/EC of the European Parliament and of the Council on the approximation of the laws, regulations and administrative provisions of the Member States concerning the manufacture, presentation and sale of tobacco products of June 5, 2001. We have asserted that the Dutch implementation measures (the Tobacco Act and accompanying Regulation) require product information relating to ingredients to be disclosed in a manner that can, among other things, jeopardize vital trade secrets protected by the Directive, E.U. law, international public law and Dutch law (both civil and administrative). Apart from Belgium, The Netherlands is the only jurisdiction among the E.U. Member States that has interpreted the Directive in this manner. A verdict was handed down on December 21, 2005, stating that we need to submit full ingredients information per brand to the Dutch authorities. However, it acknowledges that the ingredient information demanded constitutes a trade secret, which can only be published if no disproportionate harm is caused to us by this act. Both we and the Dutch State have appealed the December 21, 2005 judgment. As regards the Dutch State’s appeal, the Dutch State filed its statement of claim on December 7, 2006. The next step is for us to file our statement of defense. As regards our appeal, the next step is for us to file our statement of claim. We expect that the Belgian authorities will wait for the outcome of this case, because no action has been taken against any of the tobacco manufacturers so far for submitting ingredients information in a different format than required by Belgian law implementing the Directive.

Following the European Commission decision of September 2003 on the use of pictorial health warnings and the publication of the final image library of 42 pictorial health warnings in May 2005, Belgium has adopted legislation to introduce pictorial health warnings in November 2005. It requires us to print all 42 different color images published by the European Union on cigarette packs sold in Belgium from November 2006. This will involve continuously rotating sets of 14 images every year, which we believe is unduly burdensome and disproportionate, constitutes an incorrect implementation of Directive 2001/37/EC and the E.U. Commission Decisions on Combined Health Warnings and is in excess of the powers granted to the Belgian Health Minister by Royal Decree. We challenged this regulation on January 30, 2006. The Flemish and Walloon Retail Organization shared our concerns and filed a challenge on the same day. Following this challenge, it is our understanding that the authorities will now only require one set of 14 pictorial health warnings to be used. The second and third sets of the warnings are now understood to be optional.

Litigation in Australia

Peta Lynda Cauvin, formerly Myriam Lynda Cauvin, commenced proceedings against Imperial Tobacco Australia Limited (“ITA”) as the seventh of seven defendants on June 11, 2002. She claimed that ITA and the local companies of various other defendants represented their overseas parent companies for the purposes of the litigation but none of these companies were made parties to the litigation. In the case of ITA, the overseas companies were Imperial Tobacco Limited and Imperial Tobacco Group PLC, both based in the United Kingdom.

Ms Cauvin alleged, among other things, that one or more of ITA and the co-defendants (including Philip Morris (Australia) Limited and British American Tobacco Australia Services Limited) had engaged in conduct that was misleading or deceptive or likely to mislead or deceive in contravention of section 52 of the Trade Practices Act 1974 and/or equivalent provisions of the State and/or Territory Fair Trading Legislation.

On August 26, 2005 Justice Bell ruled that the plaintiff was not entitled to claim against overseas companies related to the defendants. On February 9, 2006 the plaintiff’s claim against ITA was dismissed in its entirety, with costs awarded to ITA. The time for Ms Cauvin to appeal has expired. The claims against the other defendants have now also been discontinued.

U.K. Office of Fair Trading enquiry

In 2003, we received an enquiry from the U.K. Office of Fair Trading (“OFT”) into an alleged infringement of U.K. competition law. Information relating to the operation of the U.K. tobacco supply chain was supplied to the OFT in October 2003 and again during April 2005 but to date no substantive response to any of the information submitted has been received from the OFT. The OFT’s enquiry is ongoing.

If the OFT were to decide that there are grounds for an infringement decision against the group, it would issue a Statement of Objections setting out its preliminary findings and the basis for those findings. Imperial Tobacco would then have an opportunity to respond to these preliminary findings. If the OFT were subsequently to make an infringement finding, Imperial Tobacco would be able to appeal the OFT’s infringement decision to the Competition Appeal Tribunal. As at January 30, 2007, the OFT has not issued a Statement of Objections or publicly announced an intention to do so and as such the board is unable to predict the outcome of this enquiry.

However, in the event that the OFT decides that a company has infringed U.K. competition law, it may impose a fine. The amount of the fine is calculated by reference to the turnover of the infringing company. The rules regarding the maximum amount of such a penalty changed on May 1, 2004. Before that date, the maximum amount of a fine was 10% of a company U.K. turnover for up to three years. In the three years to September 30, 2003 the group’s aggregate net U.K. turnover was £2,215 million. Under the revised rules, a fine may not exceed 10% of a company’s worldwide turnover. However, the OFT’s guidelines state that where an infringement ended before May 1, 2004 the fine may not exceed the maximum penalty under the old rules. In either case, the applicable turnover on which the amount of a fine is based expressly excludes VAT and other taxes directly related to turnover, which we have been advised would also exclude duty. In addition, if the OFT were to make an infringement finding, it could issue orders prohibiting that activity in the future.

German investigation into alleged foreign trading and related violations

Certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by Imperial Tobacco. In the course of 2005 parts of the investigations into certain of the individuals were terminated on terms agreed by the individuals with the authorities and settlement was made of any duty payable as a result of certain of the activities being investigated at no cost to the group. In 2006, investigations against some of the other individuals were terminated for lack of evidence. Charges relating to smuggling have been brought in connection with one of the investigations against 18 individuals, one of whom is a former Reemtsma employee. Charges relating to violations of the German foreign trade act have been brought against five other former Reemtsma employees in connection with a separate investigation. In connection with some of these charges, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if current or former Reemtsma employees are ultimately found to have committed offences. In those circumstances, the group would seek recovery of any losses under arrangements made on the acquisition of the business.

A board committee established in 2003 under the chairmanship of Mr Anthony Alexander remains in place to monitor the progress of the investigations and the group’s responses on behalf of the board. The German authorities’ investigations are based on alleged activities prior to the group’s acquisition of Reemtsma and the committee remains satisfied that, since the acquisition, the group has not been involved in any activities of a nature similar to those alleged by the German authorities.

Corporate Responsibility

Our commitment to Corporate Responsibility is encapsulated in the following group policies which operate throughout the group:

•  Corporate Responsibility: to build a sustainable and profitable business while behaving responsibly.

•  Non-Financial Reporting: to provide key stakeholders with appropriate non-financial information broadly in line with the Global Reporting Initiative and to co-operate with relevant investor evaluations and indices.

•  Human Rights: to be guided on fundamental human rights by the Organization for Economic Co-Operation and Development guidelines for multinational enterprises (2000) and to support the International Labour Organization’s core conventions.

•  Occupational Health Safety and Environmental Management: to exercise responsible care for employees and others involved in our business activities; to minimize the adverse impact of our products, activities and services on the natural environment and, as a minimum standard, to comply with any relevant legislation within the territories in which we operate.

•  Product Stewardship and Health: to understand our products; to assess prior to product manufacture the suitability of the materials used; and to ensure that developments in the science related to product stewardship and health are monitored, evaluated and appropriate actions are taken.

•  Social Accountability: to conduct and report our business activities with integrity and to enter such stakeholder engagement as may assist us to be a good corporate citizen in the communities in which we operate.

•  Community Investment: to support community activities in the geographical areas in which we operate, responding to local and significant international needs, and to encourage employee involvement in community and charitable activity.

These policies are in turn supported by a number of employment practices.  The group sets out for all employees the boundaries of acceptable business practice and the manner in which the activities of the group are to be conducted.  These policies cover, for example, anti-bribery, anti-corruption, anti-money laundering and whistle blowing.  In this regard, our Values, Business Principles, Acceptable Business Practice Policy and International Marketing Standards are key to governing responsible behavior throughout the group.

Product Stewardship and Health

We monitor the science relevant to our products, to ensure that appropriate investigations take place and that we anticipate and respond appropriately to developments.  New products or processes are assessed, patented where necessary, evaluated and tested before commercial application.  Prior to sale, any new product introductions into existing or new markets are checked to ensure regulatory compliance and to confirm the ingredients used meet our own high standards.

We have reviewed our standards of care which we routinely operate both for the assessment and ingredients used in our products and for our stewardship activities associated with leaf and smoke chemistry.

Employees

We aim to provide an environment which will attract, retain and motivate the best people, to ensure they can maximize their potential and share in the group’s successes.  During 2006, we continued to strengthen and develop our employment practices in support of our stated aim.

Investing in future leaders

We view leadership development and succession planning as essential for the sustainability of our business.  We have committed significant investment into developing our managers and future leaders.

During 2006, we completed a further full cycle of our succession planning process.  This process fulfills a number of goals, namely to identify critical management roles within the business; scope potential internal successors to those roles; select and validate prospective future leaders of the group; and identify emerging talent within each function.  The Imperial Leadership Program (ILP) aims to develop current and future leaders of Imperial Tobacco.  Aligned to the succession planning process, ILP facilitates the development of leadership skills and competencies.

Learning and development

We place strong emphasis on learning and development and create opportunities for our employees to develop both as individuals and as a team.  The need for our people to adapt and extend their skills and knowledge in an ever-changing world is clearly important.  A variety of locally based initiatives are in place to support the needs and circumstances of both the business and our employees.

Employee engagement

We aim to inform and involve employees in understanding our business objectives and local developments affecting their particular work environment.  The promotion of good working relationships with employees, trade unions, works councils and other organizations has continued throughout the year.

Responsible restructuring

We, like many companies, operate in a highly competitive environment.  While we have continued to invest in incremental employment in some areas of our business, it has been necessary for us to take a number of restructuring decisions resulting in redundancies.  During 2006, we closed our Treforest papers factory and announced the closure of our factories in Lahr, Germany and Liverpool, U.K.  We have a track record of managing these situations in a fair and responsible manner, and remain committed to supporting our employees during any restructurings.

Occupational Health, Safety and Environment

We have a well-established policy for occupational health, safety and environmental (OHS&E) management and have made significant progress in these areas.

Occupational health and safety

The occupational health and safety (OHS) of our employees and those working with us, such as contractors, remains a high priority.  Our group lost time accident rate, for injuries resulting in more than three days’ absence from work, improved from 12.4 per 1,000 employees in 2004 to 11.6 in 2005.  We are saddened to report the fatal shooting of one of our drivers at an illegal roadblock in Africa.  There were no other fatalities during the year.

As part of our three-yearly program, we commissioned independent OHS audits of a number of our European manufacturing facilities.  The findings from our audits, together with analysis of our accident data for the 2005 fiscal year, have helped us to identify areas for improvement.

Environment

Good environmental management systems, designed to manage local impacts and sensitivities, are an essential component of our strategy.

We started our ISO141001 program in 2001 and have now certified systems in 59% of our manufacturing sites.  In the last fiscal year, four of our factories have achieved certification; bringing the total to 19.

Over the last four years, we have improved the way we collect and report environmental data from our manufacturing facilities and main offices.  During 2006, we implemented a new software platform for our non-financial performance indicators, including our environmental measures.

Our environmental performance indicators are showing decreasing trends in energy and water consumption, carbon dioxide emissions, waste and waste to landfill.  Part of the decrease in absolute figures is as a result of factory closures.  However, our relative indicators—expressed as per million cigarette equivalents—are also showing downward trends, an indication that our environmental management systems are improving our performance.

Our climate change strategy aims to reduce our direct impact by improving energy efficiency, and to reduce our indirect impacts by influencing our partners in the supply chain.  We have achieved the ten per cent reduction target we set for carbon dioxide emissions, well ahead of the 2010 deadline of the Kyoto protocol.

Social performance

We are committed to behaving as a responsible corporate citizen in the communities in which we operate and in society as a whole.

Human rights

We recognize the importance of human rights across our operations and are aware that we operate in a number of countries where human rights may be an issue of concern.  Our human rights policy commits us to support the International Labour Organization core conventions on labor rights.  These rights are covered in more detail in various group employment policies.  We regard equal opportunity and non-discrimination as essential aspects of all our employment practices.

Responsible sales and marketing

Our policy is to supply our products on a commercial basis only to approved customers and markets.  A detailed product supply process is one way we help to ensure this.  We thoroughly investigate product diversions and take appropriate action to mitigate the risk of any further diversion.

We believe that tobacco products are for adults.  Our International Marketing Standards set out clear rules and principles to ensure that our advertising and promotional activities are directed only to adult smokers in all circumstances.

We are active in youth smoking prevention programs in several parts of the world, including the U.K., Ireland and Hungary.  Our involvement is through government-approved proof-of-age identity programs, working in conjunction with independent bodies and trade associations.

Social responsibility in tobacco production

We continue to operate the Social Responsibility in Tobacco Production (SRiTP) program in conjunction with our tobacco suppliers.  SRiTP allows suppliers to understand their level of performance and make improvements where necessary.  The program covers Corporate Responsibility policy and management, health and safety and the socio-economic, agricultural and environmental impacts of growing and processing.  During 2005, we introduced our suppliers to new SRiTP guidelines that now have more emphasis on biodiversity and the safety and environmental aspects of site vehicles.

We are committed to working with our suppliers to encourage their compliance with international standards on child labor.  We are a board member of the Eliminating Child Labour in Tobacco Foundation.

Community investment

During fiscal 2006, we committed £1.2 million to community investment worldwide.  This does not include payments in kind, employee volunteering or management time.

One aim of our community investment activity is to benefit the local communities in which we operate.  We have regional Community Investment Committees covering our operations in the U.K., Germany, Africa, Asia and Australasia.  In fiscal 2006, we created a committee for the Rest of Europe to support activities in around 30 countries, spreading from Ireland to Russia and from Scandinavia to Cyprus.

Our International Community Investment Committee aims to make a long-term beneficial impact on significant global issues related to our business, by building long-term partnerships with Non-Governmental Organizations (NGOs).  Some international NGOs will not accept donations from tobacco companies, in the belief that it may damage their brand value or ability to raise funds from other sources.  Although saddened by this, we respect their decision and are careful to avoid supporting causes which may be controversial in this regard.

We have formed several partnerships with NGOs engaged in innovative schemes that address poverty, water and sanitation, forest conservation, reforestation, biodiversity and sustainable development.  These include ongoing projects in Uganda, Madagascar, Malawi and Mozambique.

Other new initiatives have focused on HIV/AIDS where we have partnerships at both global and local levels.  During 2006, we became a partner of a French NGO, which will help us to support employees and their communities in sub-Saharan Africa.  We are also contributing to the global effort as new members of the Global Business Coalition on HIV/AIDS.

Following our donation to the Asian tsunami crisis, we have received repeated requests to respond to many other natural disasters.  Rather than respond to individual disasters, we have decided to support a British rapid response charity for three years.

C   Organizational Structure

Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales
Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Sinclair Collis Limited	Cigarette vending in the United Kingdom

Incorporated overseas
Name and country of incorporation	Principal activity
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture of tobacco products in Germany
Dunkerquoise des Blends S.A., France	Tobacco processing in France
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture, marketing and sale of tobacco products in Belgium
Gunnar Stenberg A.S., Norway	Marketing and sale of tobacco products in Norway
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece
Imperial Tobacco Italy Srl, Italy	Marketing of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco Mullingar, Republic of Ireland	Manufacture of fine cut tobacco in the Republic of Ireland
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey
Imperial Tobacco Slovakia A.S., Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma Ukraine, Ukraine	Marketing and sale of tobacco products in Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia

OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Robert Burton Associates Limited, U.S.A.	Marketing and sale of rolling papers and tubes in the United States
Tobaccor S.A.S, France	Holding investments in subsidiary companies
Van Nelle Canada Limited, Canada	Manufacture of tubes and sale of tobacco products in Canada
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture, marketing and sale of tobacco products in The Netherlands

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated.

Incorporated overseas Name and country of incorporation	Principal activity	% owned(2)
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96.5
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes in Ukraine	99.8
Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Skruf Snus AB, Sweden	Manufacture, marketing and sale of tobacco products in Sweden	43.0
Société Ivoirienne des Tabacs S.A(1), Côte d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobačna Ljubljana d.o.o., Slovenia	Marketing and sale of tobacco products in Slovenia	76.5
Tutunski Kombinat AD, Macedonia	Manufacture, marketing and sale of tobacco products in Macedonia	99.1

In addition the group also wholly owns the following partnership:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany

(1)    Listed on the Côte d'Ivoire Stock Exchange.

(2)    The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

The consolidated group financial statements include all the subsidiary undertakings and entities shown above.  With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the ultimate holding company, Imperial Tobacco Group PLC, none of the shares in the subsidiaries is held directly by Imperial Tobacco Group PLC.  A full list of subsidiaries is attached to the Annual Return of the group, available from Companies House, Crown Way, Cardiff, CF14 3UZ, United Kingdom.

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

In most instances our current facilities are operating below their estimated maximum capacity output.  None of our properties is pledged as collateral.

A list of our principal properties is set out below:

	Principal Use	Size	Annual Capacity
Freehold
United Kingdom
Upton Road, Bristol	Group headquarters and registered office	42,700 sq. ft.	Not applicable
Winterstoke Road, Bristol	Factory—cigar manufacture	208,100 sq. ft.	658 million cigars for manufacturing and 1,594 million cigars for packing
Boundary Lane, Liverpool	Factory—pipe, fine cut and snuff tobacco manufacture	318,400 sq. ft.	4,000 tonnes for processing and 7,100 tonnes for packing
Triumph Road and Wollaton Road, Nottingham	Bonded warehouses	561,400 sq. ft.	24,000 tonnes of leaf tobacco
Overseas
Menen, Belgium	Factory—smoking tobacco manufacture and packing	82,600 sq. ft.	4,200 tonnes for processing and 6,600 tonnes for packing
Wilrijk, Belgium	Factory, warehouse and offices—rolling paper manufacture	133,500 sq. ft.	84 billion leaves
Bobo Dioulasso, Burkina Faso	Factory—cigarette manufacture	74,000 sq. ft.	3 billion cigarettes
Bouaké, Côte d’Ivoire	Factory—cigarette manufacture	441,300 sq. ft.	8 billion cigarettes
Dunkerque, France	Factory—cut rag production	59,200 sq. ft.	13,000 tonnes of blended tobacco
Libreville, Gabon	Factory—cigarette manufacture	38,800 sq. ft.	2 billion cigarettes

Berlin, Germany	Factory—cigarette manufacture	673,500 sq. ft.	34 billion cigarettes
Langenhagen, Germany	Factory—cigarette manufacture	948,300 sq. ft.	44 billion cigarettes
Lahr, Germany	Factory—other tobacco products	536,500 sq. ft.	9,000 tonnes of blended tobacco
Trossingen, Germany	Factory—tube manufacture	176,500 sq. ft.	29 billion tubes and tips
Mullingar, Republic of Ireland	Factory—fine cut tobacco processing and packing	87,200 sq. ft.	13,200 tonnes for primary and 12,600 tonnes for secondary processing
Bishkek, Kyrgyzstan	Factory—cigarette manufacture	238,400 sq. ft.	7 billion cigarettes
Skopje, Macedonia	Factory—cigarette manufacture	427,300 sq. ft.	5 billion cigarettes
Antsirabe, Madagascar	Factory—cigarette manufacture	80,700 sq. ft.	5 billion cigarettes
Joure, The Netherlands	Factory & offices—fine cut & pipe tobacco manufacture & packing	208,500 sq. ft.	29,600 tonnes manufactured and 17,600 tonnes packed
Wellington, New Zealand	Factory—cigarette and fine cut tobacco manufacture	167,200 sq. ft.	6 billion cigarettes and 2,200 tonnes of tobacco
Tarnowo Podgórne, Poland	Factory—cigarette manufacture	449,200 sq. ft.	30 billion cigarettes
Dakar, Senegal	Factory—cigarette manufacture	328,900 sq. ft.	6 billion cigarettes
Smolnik, Slovakia	Factory—cigar and pipe tobacco manufacture	133,200 sq. ft.	97 million cigars and 1,500 tonnes primary of pipe tobacco and 8,800 tonnes packing
Kiev, Ukraine	Factory—cigarette manufacture	393,000 sq. ft.	31 billion cigarettes
Leasehold
United Kingdom
Bull Close Road, Nottingham	Regional distribution center	146,200 sq. ft.	6 billion cigarettes
Thane Road, Nottingham	Factory—cigarette manufacture	659,000 sq. ft.	77 billion cigarettes

Overseas
Volgograd, Russia	Factory—cigarette manufacture	253,600 sq. ft.	26 billion cigarettes
Manisa, Turkey	Factory—cigarette manufacture	313,200 sq. ft.	9 billion cigarettes

Capacities reflect the relocation of, and new investment in, machinery throughout the year.

During fiscal 2006, as part of our ongoing review to improve operational efficiencies, we announced the closure of our factories in Liverpool in the U.K. and Lahr in Germany, the latter as a direct result of the change in excise duty status of Singles and unfiltered eco-cigarillos in Germany. Both facilities are due to be closed by March 2007. We also completed the restructuring of part of our European cigarette operations with our Central European cigarette production relocated from Germany to Poland and the closure in the U.K. of our Treforest papers factory as announced in fiscal 2005.

Item 4A:   Unresolved Staff Comments

None

Item 5:   Operating and Financial Review and Prospects

You should read the following information in conjunction with our consolidated financial statements and the notes thereto included in this annual report. Our financial statements are prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. See note 31 of the notes to our consolidated financial statements for a description of the principal differences and additional disclosures applicable to us for each of the two fiscal years in the period ended September 30, 2006.

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

Revenue

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts. Revenue from the sale of goods is recognized when a group company has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered. License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

Revenue is driven principally by sales volumes and the prices we are able to charge for our products.

Duty

In countries where duty is a production tax, duty is included in the income statements as an expense. Where duty is a sales tax, it is deducted from revenue. Increases in duty are driven by increases in sales volumes, sales prices and the rates of duty in the jurisdictions in which we operate.

Revenue less duty

Revenue less duty is a non-GAAP measure, which represents the amount received by us from customers after deducting duty payable to government authorities. Management believes that this measure provides a better comparison of business performance than the related GAAP measure, as it removes the distortion in the trends of our revenue and operating margins that are caused by the different excise duty regimes that exist within the markets in which we operate. This measure is derived from our consolidated statements of income. See Item 5A: Operating Results.

Revenue less duty is driven principally by sales volumes, the prices we are able to charge for our products and the amount of excise duty imposed by governmental authorities in the various jurisdictions in which we operate.

Profit from operations

Profit from operations represents revenue less operating costs and other income. Profit from operations is driven largely by changes in revenue less duty and in operating costs. In addition, during the period under review profit from operations has been adversely affected by restructuring costs.

Adjusted profit from operations

Adjusted profit from operations is a non-GAAP measure, which represents operating profit before deducting restructuring costs. Management believes that this measure provides a better comparison of business performance than the related GAAP measure and is the measure used by management to assess the financial performance of the business. This measure is derived from our consolidated statements of income. See Item 5A: Operating Results.

Operating margin

Operating margin is calculated as profit from operations as a percentage of revenue less duty.

Critical Accounting Estimates

Our significant accounting policies are set out on pages F-9 to F-16 of the consolidated financial statements and comply with IFRS. We believe our most critical accounting estimates include those relating to legal proceedings, property, plant and equipment and intangible assets, retirement benefits and income taxes. The application of these accounting estimates involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

In accordance with IFRS, we only recognize liabilities in our accounts where we have a present obligation from a past event, a transfer of economic benefits is probable and we can make a reliable estimate of the amount of the costs of the transfer. In instances such as these, a provision is calculated and recorded in the financial statements. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the financial statements.

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group, or from a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations, or the amount of the obligation cannot be measured with sufficient reliability.

Realization of any contingent liabilities not currently recognized or disclosed in the financial statements could have a material effect on the group’s financial condition and results of operations.

Legal proceedings

Application of these accounting principles to legal cases in which claimants are seeking damages for alleged smoking-related health effects is inherently difficult given the complex nature of the facts and law involved. Deciding whether or not to provide for loss in connection with such claims requires the group’s management to make determinations about various factual and legal matters beyond its control.

The group reviews outstanding legal cases following developments in the legal proceedings and at each balance sheet date, in order to assess the need for provisions in its financial statements. Among the factors considered in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel or other advisers, experience of similar cases and any decision of the group’s management as to how it will respond to the litigation, claim or assessment.

To the extent that the group’s determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with an adverse impact upon the group’s financial condition and results of operations.

As disclosed in Item 4B: Business Overview—Legal Environment, the group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, our Directors believe that the pending actions will not have a material adverse effect upon the group’s financial condition and results of operations. Consequently, in respect of any such cases, we have not provided for any amounts in the consolidated financial statements in each of the years in the two-year period ended September 30, 2006.

Property, plant and equipment and intangible assets

Intangible assets (other than goodwill and the Davidoff cigarette trademark) and property, plant and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Due to the long lives of assets, changes to the estimates used can result in significant variations in the carrying value.

The group assesses the impairment of property, plant and equipment and intangible assets subject to amortization or depreciation whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include the following:

•  significant underperformance relative to historical or projected operating results;

•  significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•  significant negative industry or economic trends.

Additionally, goodwill arising on acquisitions and the Davidoff cigarette trademark are subject to review for impairment. The group’s management undertakes an impairment review of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Davidoff cigarette trademark will be subject to the same review since its acquisition in September 2006. When it is determined that there is an indicator that the carrying value may not be recoverable, impairment is measured based on estimates of the fair values of the underlying assets of the cash-generating unit.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the group’s accounting estimates in relation to property, plant and equipment and intangible assets affect the amounts reported in the financial statements, especially the estimates of the expected useful economic lives and the carrying values of those assets. If business conditions were different, or if different assumptions were used in the application of this and other accounting estimates, it is likely that materially different amounts could be reported in the group’s financial statements.

See notes 9 and 10 to our consolidated financial statements.

Adjustments to earnings resulting from revisions to estimates relating to fixed asset accounting have been insignificant for each of the years in the two-year period ending September 30, 2006.

Retirement benefits

The costs, assets and liabilities of the defined benefit retirement schemes operating within the group are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 18 to our consolidated financial statements. The group takes advice from independent actuaries relating to the appropriateness of the assumptions. It is important to note, however, that comparatively small changes in the assumptions used may have a significant effect on the income statement and balance sheet.

We estimate that an impact of a 0.5% increase in the discount rate on the U.S. GAAP and IFRS pension expense would be immaterial, whilst a 0.5% decrease would reduce the pension expense by approximately £1m. We estimate that a 0.5% decrease in the expected return on plan assets would increase the U.S. GAAP and IFRS pension expense by approximately £14 million, while a 0.5% increase would reduce the expense by approximately £14 million.

We review our assumptions in respect of our pension benefits annually. The impact on earnings and cash flows resulting from revisions to estimates relating to these assumptions have been insignificant for each of the years in the two-year period ended September 30, 2006.

Income taxes

The group is required to estimate the income tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments. These temporary differences result in different tax assets or liabilities which are included within the balance sheet. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply when the temporary differences reverse.

The group operates in many countries in the world and is subject to many tax jurisdictions and rules. As a consequence, the group is subject to tax audits, which by their nature are often complex and can require several years to conclude. Management judgment is required to determine the total provision for income tax. Amounts accrued are based on management’s interpretation of country specific tax law and the likelihood of settlement. However, the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s financial condition and results of operations.

Tax benefits are not recognized unless it is probable that the tax positions are sustainable. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Any interest on tax liabilities is provided for in the tax charge. Deferred tax assets are not recognized where it is more likely than not that the asset will not be realized in the future. This evaluation requires judgments to be made including the forecast of future taxable income.

Adjustments to earnings resulting from revisions to estimates relating to income tax accounting have been insignificant for each of the years in the two-year period ending September 30, 2006.

See note 6 to our consolidated financial statements.

Adoption of International Financial Reporting Standards

Following a regulation issued by the Council of the European Union, all European companies listed on a regulated European securities market are required to adopt the E.U. endorsed International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board in the preparation of financial statements from 2005 onwards. As a result, we have prepared our first financial statements in accordance with IFRS for the year ended September 30, 2006. The adoption of these standards has led to some changes in our accounting policies, results and the presentation of the financial statements.

Please see pages F-15 to F-16 for a discussion of new accounting pronouncements under IFRS and pages F-74 to F-75 in note 31, for a discussion of new U.S. GAAP pronouncements.

A   Operating Results

Results of Operations

The following tables give certain information regarding the segmental analysis of our results of operations derived from the financial statements, which were prepared under IFRS for the periods listed below.

	2005			2006
	Revenue(1)	Duty	Revenue less duty(2)	Revenue(1)	Duty	Revenue less duty(2)
	(In £’s million)
U.K.	4,710	3,910	800	4,762	3,927	835
Germany	2,630	2,000	630	2,707	2,123	584
Rest of Western Europe	1,571	927	644	1,647	1,010	637
Rest of the World	2,318	1,269	1,049	2,560	1,454	1,106
International	6,519	4,196	2,323	6,914	4,587	2,327
	11,229	8,106	3,123	11,676	8,514	3,162

	2005			2006
	Profit from operations	Restructuring costs	Adjusted profit from operations(3)	Profit from operations	Restructuring costs	Adjusted profit from operations(3)
	(In £’s million)
U.K	460	8	468	496	10	506
Germany	265	29	294	243	31	274
Rest of Western Europe	308	18	326	321	3	324
Rest of the World	207	2	209	251	1	252
International	780	49	829	815	35	850
	1,240	57	1,297	1,311	45	1,356

	2005	2006
Adjusted operating margin(4)
U.K.	58.5%	60.6%
Germany	46.7%	46.9%
Rest of Western Europe	50.6%	50.9%
Rest of the World	19.9%	22.8%
International	35.7%	36.5%
Total adjusted operating margin(4)	41.5%	42.9%
Total operating margin(5)	39.7%	41.5%

(1)    Revenue is the amount charged to customers in respect of goods sold, services supplied and license fees, exclusive of applicable sales taxes or equivalents but inclusive of excise duty.

(2)    Management assesses the financial performance of our business using a measure of revenue less duty, which is a non-GAAP measure.  Management believes that this measure provides a better comparison of business performance than the related GAAP measure, as it removes the distortion in the trends of our revenue and operating margins that are caused by the different excise regimes that exist within the markets in which we operate.  This measure is derived from our consolidated statements of income.

(3)    Management believes that reporting adjusted measures provides a better comparison of business performance for the year and reflects the way in which the business is controlled.  Adjusted profit from operations, which is a non-GAAP measure, excludes restructuring costs.

(4)    Adjusted profit from operations as a percentage of revenue less duty.

(5)    Profit from operations as a percentage of revenue less duty.

Fiscal 2006 vs Fiscal 2005

Revenue

Revenue increased by 4.0% to £11,676 million in fiscal 2006 from £11,229 million in fiscal 2005.  The growth in revenue reflected increases in all geographic regions, particularly the Rest of the World and the Rest of Western Europe.

In the United Kingdom, revenue increased by 1.1% to £4,762 million in fiscal 2006 compared to £4,710 million in fiscal 2005.  The main factors influencing revenue in the United Kingdom were:

•  increased prices through manufacturer’s price increases in October 2005 and May 2006 and duty increases implemented in March 2006;

•  an estimated U.K. cigarette market decline of around 3.3% to 49.1 billion cigarettes (2005: 50.8 billion) partly offset by a 6.6% increase in the fine cut tobacco market in fiscal 2006 over fiscal 2005, which rose to approximately 3,250 tonnes (2005: 3,050 tonnes);

•       our overall cigarette market share increased to 45.5% (fiscal 2005: 44.5%), but this did not compensate for the market decline and our sales volumes of cigarettes (excluding brands distributed for Philip Morris) decreased by 2.1% to 23.4 billion cigarettes in fiscal 2006 from 23.9 billion in fiscal 2005;

•       the value and economy segments of the cigarette market grew as consumers downtrade; market shares of Regal, Embassy and Superkings remained under pressure, while both Lambert & Butler and Richmond performed well, having 16.2% (fiscal: 2005: 16.0%) and 15.5% (fiscal 2005: 14.7%) of the market respectively; and

•       our share of the fine cut tobacco market decreased to 65.3% (fiscal 2005: 66.3%) due to continued competition.  However, the increasing fine cut tobacco market size resulted in our sales being stable at 2,100 tonnes.

In Germany, revenue increased by 2.9% to £2,707 million in fiscal 2006 compared to £2,630 million in fiscal 2005.  Revenue was affected by the following factors:

•       prices were higher as a result of the increases in duty implemented in December 2004 and September 2005;

•       the overall tobacco market fell 6% in fiscal 2006 to 135 billion cigarettes equivalents (fiscal 2005: 144 billion), primarily due to the cigarette market falling from an estimated 101 billion in fiscal 2005 to an estimated 92 billion in fiscal 2006 as a result of successive tax increases over the past few years, while the other tobacco products market was stable in 2006 at 43 billion cigarette equivalents;

•       our cigarette market share grew to 20.7% (fiscal 2005: 19.4%), with particularly good performances from JPS, which captured the majority of market share growth in the low price branded cigarette segment with market share up to 3.8% (fiscal 2005: 1.7%).  Our market share growth only partly offset the overall market decrease, resulting in our cigarette sales declining slightly to approximately 20.7 billion in fiscal 2006 from approximately 20.9 billion in fiscal 2005; and

•       our market share of other tobacco products was down to 21.8% (fiscal 2005: 24.2%).  Prior to the change in duty status of Singles there was increased competition in this market segment with a resulting impact on our other tobacco products share.  This resulted in our other tobacco products sales declining to 9.5 billion cigarette equivalents (fiscal 2005: 10.4 billion).

In the Rest of Western Europe, revenue increased by 4.8% to £1,647 million in fiscal 2006 compared to £1,571 million in fiscal 2005.  The annual cigarette market in the Rest of Western Europe decreased by an estimated 2.7% to approximately 320 billion cigarettes (fiscal 2005: 329 billion) while the regional fine cut tobacco market declined by an estimated 1.6% to approximately 30,400 tonnes (fiscal 2005: 30,900 tonnes).  Consumers in the region continued to economize, stimulating growth in the value segments of both cigarette and fine cut tobacco.  The growth in our cigarette market shares more than offset the market volume decline and our sales volumes increased to 20.1 billion cigarettes (fiscal 2005: 17.7 billion).  Our fine cut tobacco volumes declined to 15,100 tonnes in fiscal 2006 (fiscal 2005: 15,600 tonnes).  Key factors affecting revenue were as follows:

•       in The Netherlands, our cigarette market share grew to 8.9% (fiscal 2005: 4.9%) driven by the strong growth of West and JPS.  In January 2006, we entered into an agreement with Altadis to distribute Gauloises cigarettes.  Our fine cut tobacco market share remained stable at 51.1% in fiscal 2006 with Zilver and Evergreen benefiting from the downtrading dynamic;

•       our domestic cigarette market share in Belgium progressed to 10.2% (fiscal 2005: 9.5%), driven by the growth of Route 66 and supported by the stabilization of Bastos;

•       in Ireland, the overall cigarette market grew slightly to an estimated 5.7 billion (fiscal 2005: 5.6 billion).  However, our cigarette market share was unchanged at 26.2% with a strong performance from Superkings;

•       we grew our cigarette market share in France to 3.6% (fiscal 2005: 3.3%) due to the success of the JPS family.  We maintained our position in the fine cut tobacco sector with a good performance from the market leader Interval at 14.9% (fiscal 2005: 15.1%).  Our overall fine cut tobacco market share declined to 28.0% (fiscal 2005: 29.0%);

•       in Greece, our cigarette market share increased to 8.4% (fiscal 2005: 7.0%) due to another strong performance from Davidoff in the premium segment, now up to 3.3% (fiscal 2005: 2.7%), supported by West;

•       in Spain we made significant domestic progress with JPS growing our cigarette market share to 6.4% (fiscal 2005: 5.1%); and

•       following the introduction of restrictions on smoking in public places in Italy in 2005, the market decline slowed with an overall estimated cigarette market decline of 5% in fiscal 2006.  Our cigarette market share was slightly down at 1.5% (fiscal 2005: 1.6%), with minimum pricing, introduced by the Italian Government in August 2005, reducing our ability to develop our portfolio through competitive prices.

In the Rest of the World, revenue increased by 10.4% to £2,560 million in fiscal 2006 compared to £2,318 million in fiscal 2005 as our cigarette sales volumes increased 8.9% to 122.7 billion (fiscal 2005: 112.7 billion).  The E.U. accession countries continued to take steps to bring their duty levels up to the minimum requirements.  Key underlying market factors affecting revenue were as follows:

•       Asia: in Taiwan we launched the first king size Davidoff cigarette, Davidoff Neon, in December 2005, which captured a 0.5% market share.  Our volumes benefited as a result of a Boss packaging improvement and the launch of Davidoff Neon; however our overall market share was down slightly to 11.1% (fiscal 2005: 11.4%).  In Vietnam, Bastos held market share at 10.3% (fiscal 2005: 10.2%) while in Laos we delivered strong volume growth from the ‘A’ brand family;

•       in Australia, our cigarette market share was up slightly at 17.8% (fiscal 2005: 17.7%) with good performances from Peter Stuyvesant and Brandon.  Our fine cut tobacco share declined to 62.0% (fiscal 2005: 63.4%), due to increased competition.  John Brandon also performed well in New Zealand, growing our market share to 17.6% (fiscal 2005: 17.0%);

•       in Central Europe, we continued to increase our cigarette market shares across the region, with Poland up to 16.1% (fiscal 2005: 15.5%), Hungary to 14.5% (fiscal 2005: 12.6%) and the Czech Republic to 9.6% (fiscal 2005: 7.2%), with growth driven by the performance of our value brands.  We launched Davidoff, West and Paramount in both Sweden and Norway during the year;

•       in Eastern Europe, our volumes grew by 14% across the region.  In Russia, our market share increased slightly to 5.5% (fiscal 2006: 5.3%) with a strong performance from Maxim.  In Ukraine, our market share was stable at 19.0% (fiscal 2005: 18.9%) and we continued to invest in our market leading brand Prima.  In Turkey our market share grew to 1.4% (fiscal 2005: 0.4%), with a good performance from Klasik; and

•       in Africa and the Middle East, we delivered market share improvements with the continued growth of Excellence in Côte d’Ivoire and Good Look in Madagascar.  We have recently launched Davidoff in Senegal, Gabon, Burkina Faso and Côte d’Ivoire.  Davidoff continued to grow strongly in the Middle East region with volumes up 31%, notably in Saudi Arabia with Davidoff One.

Revenue less duty

Revenue less duty increased by 1.2% to £3,162 million in fiscal 2006 compared to £3,123 million in fiscal 2005.  The increase reflected increases in the United Kingdom and the Rest of the World, partly offset by declines in both Germany and the Rest of Western Europe.

Revenue less duty was affected by the factors impacting revenue in each region as outlined above other than the impact of government excise duty increases.

In the United Kingdom, revenue less duty increased by 4.4% to £835 million in fiscal 2006 compared to £800 million in fiscal 2005 as a result of price increases during fiscal 2006 more than offsetting the increase in duty implemented in March 2006 and the cigarette volume decline.

In Germany, revenue less duty decreased by 7.3% to £584 million in fiscal 2006 compared to £630 million in fiscal 2005 as a result of the overall decline in volumes and downtrading into value cigarette brands.

In the Rest of Western Europe, revenue less duty decreased by 1.1% to £637 million in fiscal 2006 compared to £644 million in fiscal 2005 as a result of consumer downtrading and an increasingly competitive pricing environment.

In the Rest of the World, revenue less duty increased by 5.4% to £1,106 million in fiscal 2006 compared to £1,049 million in fiscal 2005 as a result of strong cigarette volume growth, partly offset by duty increases primarily in the EU accession states.

Profit from operations

Profit from operations increased by 5.7% to £1,311 million in fiscal 2006 from £1,240 million in fiscal 2005, reflecting both increased revenue and a reduction in costs.  Included in costs and overheads are restructuring costs of £45 million in fiscal 2006 compared to £57 million in fiscal 2005.  The restructuring costs in fiscal 2006 mainly related to the closure of our Liverpool and Lahr factories.

In the U.K., profit from operations increased by 7.8% to £496 million (fiscal 2005: £460 million) as a result of price increases offsetting cigarette volume declines.

In Germany, profit from operations decreased by 8.3% to £243 million in fiscal 2006 from £265 million in fiscal 2005 as a result of consumer downtrading and the overall decline in the cigarette market in Germany following the impact of successive duty increases.

In the Rest of Western Europe, profit from operations increased by 4.2% to £321 million in fiscal 2006 compared to £308 million in fiscal 2005 as a result of lower restructuring costs.

In the Rest of the World, profit from operations increased by 21.3% to £251 million in fiscal 2006 compared to £207 million in fiscal 2005, with revenue growth supported by cost savings across the region.

Adjustments to profit

Adjusted profit from operations, which excludes restructuring costs, increased by 4.5% to £1,356 million in fiscal 2006 compared to £1,297 million in fiscal 2005, the result of sales growth combined with further cost efficiencies from our operations and support functions.

Operating margins

Operating margins, which represent profit from operations as a percentage of revenue less duty, increased to 41.5% in fiscal 2006 from 39.7% in fiscal 2005.

In the United Kingdom, operating margins increased to 59.4% in fiscal 2006, compared to 57.5% in fiscal 2005.  This increase reflects both price increases and cost efficiencies.

In Germany, operating margins declined to 41.6% in fiscal 2006 from 42.1% in fiscal 2005, as the decline in revenue less duty and increased restructuring charges more than offset cost efficiencies.

In the Rest of Western Europe, operating margins increased to 50.4% in fiscal 2006 from 47.8% in fiscal 2005, with lower restructuring costs in 2006.

In the Rest of the World, operating margins increased to 22.7% in fiscal 2006 from 19.7% in fiscal 2005 with good performances across the region as a whole.

Adjusted operating margins

Adjusted operating margins, which represent adjusted profit from operations as a percentage of revenue less duty, increased to 42.9% in fiscal 2006 from 41.5% in fiscal 2005.

Net Finance Costs

The group’s net finance costs decreased to £143 million in fiscal 2006 (fiscal 2005: £162 million).  Net finance costs include retirement benefit net finance income of £46 million in fiscal 2006 (fiscal 2005: £22 million) and net fair value losses on interest rate derivatives of £1 million (fiscal 2005: not applicable).  Eliminating these items, adjusted net finance costs were £188 million in fiscal 2006 (fiscal 2005: £184 million).  The increase in adjusted net finance costs is due to a marginal increase in our average all-in cost of debt to 5.4% in fiscal 2006 (fiscal 2005: 5.3%).  Our average adjusted net debt was stable during fiscal 2006 at £3.5 billion.  Adjusted interest cover in fiscal 2006 was 7.2 times (fiscal 2005: 7.0).

Taxation

The tax charge for the year was £310 million (fiscal 2005: £288 million), representing an effective tax rate of 26.5% (fiscal 2005: 26.7%).  The group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain.

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

B   Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from our operating activities to meet our contractual obligations and commercial commitments.  In addition, liquidity includes our undrawn committed bank facilities, cash and cash equivalents together with our ability to obtain appropriate bank or capital markets debt and/or equity financing in the future.

The group consistently converts a high level of adjusted profit from operations into operating cash flow before tax payments less net capital expenditure relating to property, plant and equipment and software.  Our cash conversion rate in fiscal 2006 was 98% (fiscal 2005: 101%).  We expect this level of cash conversion to continue in the future.

As at September 30, 2006, we had committed bank facilities of £2.6 billion (fiscal 2005: £1.7 billion) of which £2.0 billion (fiscal 2005: £1.0 billion) were utilized.  In addition, we had bilateral uncommitted facilities totaling £152 million (fiscal 2005: £133 million), of which £70 million were undrawn at September 30, 2006 (fiscal 2005: £133 million).  Our cash and cash equivalent balances as at September 30, 2006 were £263 million (fiscal 2005: £256 million).

The following table sets forth the aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2006.

	Payment due by period
	Less than 1 year	1 – 2 years	3 – 5 years	After 5 years	Total
	In £’s million
Borrowings	1,122	1	2,362	567	4,052
Unconditional purchase obligations	30	—	—	—	30
Operating lease obligations	7	9	8	10	34
Deferred consideration	8	—	—	—	8
Total contractual cash obligations	1,167	10	2,370	577	4,124

Cash flows

For internal management purposes, we use a measure of “operating cash flow before tax payments less net capital expenditure relating to property, plant, equipment and software.”

Operating cash flow before tax payments less net capital expenditure relating to property, plant, equipment and software is not a measure determined in accordance with generally accepted accounting principles.  We believe, however, that our definition is a relevant measure, as it represents the amount of cash available to us for the repayment of our indebtedness, for strategic acquisitions to grow our business, or for other investing or financing activities.

We reconcile cash flows from operating activities before tax payments and after net capital expenditure to net cash inflow from operating activities as follows:

	Fiscal year
	2005	2006
	In £’s million, except for percentages
Cash flows from operating activities	1,143	1,155
Tax payments	239	236
Net capital expenditure	(75)	(67)
Cash flows from operating activities before tax payments and after net capital expenditure (A)	1,307	1,324
Adjusted profit from operations (B)	1,297	1,356
Cash conversion rate before restructuring costs (A / B%)	101%	98%

Fiscal 2006 vs Fiscal 2005

In fiscal 2006, the group generated £1,155 million of cash flows from operating activities compared to  £1,143 million in fiscal 2005, an increase of 1.0%.  Cash flow from operating activities includes taxation payments in fiscal 2006 of £236 million (fiscal 2005: £239 million).

Net cash used in investing activities was £490 million in fiscal 2006 compared with £65 million in fiscal 2005.  This increase was mainly due to the acquisition of the worldwide Davidoff cigarette trademark for a cash consideration of £368 million in September 2006, the acquisition of Gunnar Stenberg for £12 million in February 2006 and payment of the final installment of deferred consideration in relation to the Tobaccor acquisition totaling £56 million in December 2005.  Cash outflows in respect of acquisitions totaled £6 million in fiscal 2005.

Our capital expenditures in fiscal 2006 were £82 million (excluding the acquisition of the Davidoff cigarette trademark), reflecting ongoing asset replacements, compared to £102 million in fiscal 2005.  Capital expenditures in fiscal 2005 included the construction of our cigarette factory in Turkey.  We would expect our annual level of investment in future years to be no more than £100 million.  Net capital expenditure of £67 million (fiscal 2005: £75 million) included receipts from the sale of tangible fixed assets of £15 million (fiscal 2005: £27 million).  The sale of tangible fixed assets related primarily to the disposal of surplus land and buildings and associated items.

Net cash used in financing activities was £655 million in fiscal 2006 compared with £1,169 million in fiscal 2005.  Interest paid in fiscal 2006 was £199 million (fiscal 2005: £212 million).

During fiscal 2005 we commenced a share buyback program, which continued into fiscal 2006 when we spent £556 million on the purchase of our own shares, including expenses (fiscal 2005: £201 million).  As at September 30, 2006, we held 46.0 million treasury shares representing 6.3% of our issued share capital.  In addition, the group’s Employee Share Ownership Trusts bought shares in the Company totaling £55 million during fiscal 2006 (fiscal 2005: £8 million).

Dividend payments in fiscal 2006 totaled £406 million, an 8.8% increase compared to £373 million in fiscal 2005.

Financing facilities

Our principal external sources of liquidity consist of bank credit facilities and issuances of debt in the capital markets.

As at September 30, 2004, the principal financing facilities of the group were made up of a U.S. $600 million (approximately £339 million) global bond, eurobonds of €1,000 million (approximately £681 million), €750 million (approximately £551 million) and €1,500 million (approximately £1,022 million) and sterling bonds of £350 million and £200 million, sterling private placements totaling £100 million, a senior facility agreement entered into on December 17, 2002, comprising a €600 million (approximately £409 million) committed 364-day revolving credit facility with a term out and an extension option to extend the maturity to a date falling two years after the date of the agreement, a €290 million (approximately £198 million) committed three-year revolving credit facility, a €610 million (approximately £416 million) committed three-year revolving credit and guarantee facility, a €900 million (approximately £613 million) committed five-year revolving credit facility, a five-year uncommitted facility in a maximum amount of £400 million and a €150 million (approximately £102 million) committed 364-day swingline facility with a maturity date of December 14, 2004.

During fiscal 2005, the financing of the group was changed by the following transactions: the maturity date for the €150 million (approximately £102 million) committed 364-day swingline facility was extended in December 2004 to December 13, 2005; we also requested additional financing under the £400 million five-year uncommitted facility; £325 million was offered, of which £100 million was accepted; on February 10, 2005 a new bank facility consisting of a €2,250 million (approximately £1,534 million) committed five-year revolving credit facility, a five-year uncommitted facility in a maximum amount of £500 million and a €300 million (approximately £204 million) committed 364-day swingline facility was established, the proceeds of which were drawn down under the facilities and used to repay in full all outstanding loans under the previous senior facility agreement, the commitments under which have been canceled; following the refinancing in February 2005, £50 million of the accepted funding under the £400 million five-year uncommitted facility was carried over into the new facility but not utilized during the period of availability from March 2005 to August 2005; the £100 million private placement and our €750 million eurobond (approximately £551 million) under our euro medium term note program matured on November 8, 2004 and June 6, 2005 respectively.

During fiscal 2006, the financing of the group was further changed by the following transactions: the maturity date for the €300 million (approximately £204 million) committed 364-day swingline facility was extended in January 2006 to February 8, 2007; we also requested additional financing under the £500 million five-year uncommitted facility; £234.5 million was offered, of which £234.5 million was accepted, but not utilized during the period of availability from March 2006 to August 2006; on April 21, 2006 the €2,250 million (approximately £1,534 million) committed five-year revolving credit facility was increased to €3,750 million (approximately £2,551 million) and the €300 million swingline facility reduced to €200 million until September 1, 2006 when it was increased back to €300 million; our €1000 million eurobond (approximately £684 million) issued under our euro medium term note program matured on September 27, 2006.

Subsequent to September 30, 2006,we have issued a sterling bond of £450 million and a eurobond of €1,200 million (approximately £816 million) under our euro medium term note program; we have requested additional financing under the £500 million five-year uncommitted facility, a total of

£504 million was offered but nothing was accepted.  The maturity date for the €300 million (approximately £204 million) committed 364 day swingline facility was extended in January 2007 to February 7, 2008.

As at January 26, 2007, our capital market issuance was as follows:

Issue date	Amount	Approximate	Annual Interest Rate(1)	Maturity	Type
	(in millions)	amount in £ millions
April 1, 1999	U.S. $600	£339	7.125%	April 1, 2009	Public
June 6, 2002	€1,500	£1,022	6.25%	June 6, 2007	Public
June 6, 2002	£350		6.875%	June 13, 2012	Public
December 4, 2003	£200		6.25%	December 4, 2018	Public
November 22, 2006	€1,200	£816	4.375%	November 22, 2013	Public
November 22, 2006	£450		5.50%	November 22, 2016	Public

(1)    Before interest and cross currency swaps (where applicable).

The rate of interest under the matured committed senior facilities (other than the swingline facility) was LIBOR (or EURIBOR for advances in euro) plus a margin determined by reference to our leverage ratio.  The margin at September 30, 2004 was 0.50% and increased to 0.55% in December 2004.  The rate of interest under our committed senior facility (other than the swingline facility) is LIBOR (or EURIBOR for advances in euro) plus a margin of 0.375%.

The obligations under the financing facilities of the group are guaranteed by members of the group.  Under our senior facility agreement the obligations of Imperial Tobacco Finance PLC, Imperial Tobacco Finance (2) PLC, and Imperial Tobacco Enterprise Finance Limited are guaranteed by Imperial Tobacco Limited, Imperial Tobacco Finance PLC, Imperial Tobacco Finance (2) PLC, Imperial Tobacco Enterprise Finance Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC, Imperial Tobacco Finance (2) PLC and Imperial Tobacco Enterprise Finance Limited under the facility agreement.  Under our global bond issuance documentation, the obligations of Imperial Tobacco Overseas B.V. are guaranteed by Imperial Tobacco Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Overseas B.V. under the issuance documentation.  Under the euro medium term note programs the obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC are guaranteed by Imperial Tobacco Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC under the programs.

We have given undertakings and financial covenants in respect of our business and financial position within our financing facilities.  The financial covenants are a minimum ratio of “earnings before interest, tax, depreciation and amortization” (“EBITDA”, as defined within the facility) to net interest (as defined within the facility) and a maximum ratio of net debt (as defined within the facility) to EBITDA.  We have been in full compliance with these covenants since inception of the facilities.  Under the committed five-year revolving credit facility, a change of control of Imperial Tobacco would, unless otherwise agreed by the lending banks, require any outstanding borrowings to be repaid immediately and the facility would be cancelled.

Note 16 (iii) to our consolidated financial statements included in this annual report shows details of the maturity profile of our committed borrowings as at September 30, 2006.

For further details of our funding and treasury policy, see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

C   Research and Development, Patents and Licenses

Expenditure on research and development, patents and licenses is charged to the profit and loss account as it is incurred.  Total expenditure on research and development in fiscal years 2006 and 2005 was £0.2 million, and £0.1 million, respectively.

Expenditure on improving manufacturing efficiency and tobacco leaf blend development is included in overheads.

Expenditure on market research and the development of new brands and markets is not separately classified but included within marketing and advertising.

D   Trend Information

Please refer to Item 4B: Business Overview, Item 5: Factors Affecting Results of Operations—Critical Accounting Estimates—Legal proceedings and Item 5A: Operating Results, in which we discuss current trends affecting our business.

E   Off-Balance Sheet Arrangements

Other than arrangements disclosed elsewhere in this annual report, there are no off-balance sheet arrangements that may have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

F   Tabular Disclosure of Contractual Obligations

The aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2006, are set out in the table shown in Item 5B: Liquidity and Capital Resources above.

G   Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” in the introduction to this annual report.

Item 6:   Directors, Senior Management and Employees

A   Directors and Senior Management

The following table sets forth information as to our Directors and executive officers as of January 26 2007:

Name	Age	Position
Iain Napier	57	Chairman and Non-Executive Director
Anthony Alexander	68	Vice Chairman and Non-Executive Director
Gareth Davis	56	Chief Executive and Director
Robert Dyrbus	54	Finance Director
Graham Blashill	59	Sales and Marketing Director
David Cresswell	62	Manufacturing Director
Frank Rogerson	54	Corporate Affairs Director
Ken Burnett	54	Non-Executive Director
Colin Day	51	Non-Executive Director
Pierre Jungels	62	Senior Non-Executive Director
Charles Knott.	51	Non-Executive Director
Susan Murray	50	Non-Executive Director
Matthew Phillips	36	Company Secretary

Iain Napier was appointed a Non-Executive Director in 2000 and Chairman in January 2007. Mr Napier was previously Group Chief Executive of Taylor Woodrow plc. As a former main board Director of Bass PLC, he was Chief Executive of Bass Leisure and then Chief Executive of Bass Brewers and Bass International Brewers. Following the sale of the Bass beer business in 2000, he became Vice President U.K. and Ireland for Interbrew SA until August 2001. He is also a former Non-Executive Director of BOC Group plc.

Anthony Alexander was appointed Vice Chairman on our demerger from Hanson PLC. Mr Alexander also serves as a Non-Executive Director of Platinum Investment Trust plc and certain of its subsidiaries. He is a former Executive Director of Hanson PLC and as Chief Operating Officer he had responsibility for all their U.K. operating companies.

Gareth Davis was appointed Chief Executive in 1996. Mr Davis led the successful demerger of the Company from Hanson PLC and its listings on the London and New York Stock Exchanges. With wide experience across all Imperial Tobacco’s business gained from over 30 years with the Company, he has played a key role in the development of both general strategy and the ongoing expansion program. In 2003, he was appointed as Non-Executive Director of Wolseley plc.

Robert Dyrbus was appointed Finance Director of Imperial Tobacco Limited in 1989. Mr Dyrbus was one of the three-man Hanson team involved in the strategic reorganization of the group. He became Finance Director of the group on demerger in 1996 and has since played an integral part in shaping the strategic direction of the group. Previously he was financial controller with Hanson PLC, responsible for Imperial Tobacco and Ever Ready.

Graham Blashill was appointed to the board as Sales and Marketing Director on October 28, 2005. Mr Blashill is responsible for the group’s entire global sales and marketing activities across Europe, Asia Pacific, Africa and the Middle East, and Australia and New Zealand. He has worked for Imperial Tobacco for 38 years and during that time has held a number of senior sales and marketing positions, including Managing Director U.K. and Regional Director for Western Europe.

David Cresswell joined Imperial Tobacco in 1961 and was appointed to the board in June 2003. An electrical engineer by background, Mr Cresswell has undertaken a number of senior management roles and has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions, namely Cigarette, Rolling Paper and Roll Your Own Tobacco.

Frank Rogerson was appointed to the board in June 2003, having joined Imperial Tobacco in 1977. Mr Rogerson has held a number of senior management positions including Managing Director of Cigar and Roll Your Own Tobacco. Appointed Business Development Director in 2000, he was instrumental in negotiations for the acquisition of Reemtsma.

Ken Burnett was appointed to the board in April 2006. Dr Burnett was President, Asia Pacific of Allied Domecq from 1996 until its acquisition by Pernod Ricard in 2005. Prior to joining Allied Domecq, he held a number of senior management positions in the Asia Pacific region with Seagram, Interbrew and International Distillers & Vintners Ltd (now part of Diageo plc).

Colin Day was appointed a Non-Executive Director of Imperial Tobacco in July 2005 and is the Chairman of the Audit Committee. He is Group Finance Director of Reckitt Benckiser plc, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was Group Finance Director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He is Non-Executive Director of WPP Group PLC and a former Non-Executive Director of easyjet PLC. On January 29, 2007 Mr Day informed us that he intends to leave the Board with effect from February 16, 2007 as a consequence of his overall business commitments.

Pierre Jungels was appointed to the board in August 2002 and Senior Non-Executive Director in January 2007 and is the Chairman of the Remuneration Committee. Mr Jungels is Chairman of Oxford Catalysts Group PLC and a Director of Baker Hughes Inc. He has held numerous senior international positions within the oil industry with Shell International, Petrofina SA and British Gas PLC. He became CEO of Enterprise Oil in 1996, leading the business until his retirement in November 2001. He is Non-Executive Chairman of Offshore Hydrocarbon Mapping plc and Rockhopper Exploration PLC and a Non-Executive Director of Woodside Petroleum Ltd.

Charles Knott was appointed to the board in April 2006. He is a Director of ICI plc and certain of its subsidiaries, Chairman and Chief Executive of Quest International, ICI’s flavors and fragrances business based in The Netherlands. He was appointed to ICI’s board in 2004. Mr Knott was previously a long-term executive at National Starch, owned by Unilever until 1997, where he fulfilled a variety of international assignments.

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

B   Compensation

The aggregate compensation paid or accrued by us to or for all our Directors and executive officers during the fiscal year ended September 30, 2006 as a group (17 persons) for services in all capacities was approximately £8,315,000.

The following information is provided in respect of our Directors for fiscal 2006:

Emoluments by individual Director	Base Salary	Fees	Supervisory Board Fees	Bonus	Pension Salary Supplement(1)	Benefits in kind(2)	Sub total	LTIP(3)	SMS(3)	Total 2006		Total 2005
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000		£’000
Executive Directors
G Davis, Chief Executive	780	—	—	452	—	21	1,253	793	654	2,700		2,720
R Dyrbus, Finance Director	495	—	—	287	87	16	885	502	410	1,797		1,712
G L Blashill(5), Sales and Marketing Director	328	—	—	190	—	15	533	150	193	876		—
D Cresswell, Manufacturing Director	355	—	—	206	—	17	578	167	200	945		923
F A Rogerson, Corporate Affairs Director	355	—	—	206	29	16	606	176	212	994		945
B C Davidson(10), Sales and Marketing Director	—	—	—	—	—	—	—	—	—	—		580
	2,313	—	—	1,341	116	85	3,855	1,788	1,669	7,312		6,880
Non-Executive Directors
D C Bonham, Chairman	—	300	—	—	—	2	302	—	—	302		262
I J G Napier, Joint Vice Chairman	—	85	—	—	—	—	85	—	—	85	[4]	66
A G L Alexander, Joint Vice Chairman	—	75	—	—	—	3	78	—	—	78		80
K M Burnett(6)	—	21	—	—	—	—	21	—	—	21		—
C R Day	—	57	—	—	—	—	57	—	—	57	[4]	7
S P Duffy(8)	—	20	—	—	—	—	20	—	—	20	[4]	40
S Huismans(8)	—	17	7	—	—	—	24	—	—	24		62
P H Jungels	—	50	—	—	—	—	50	—	—	50		40
C F Knott(6)	—	21	—	—	—	—	21	—	—	21		—
S E Murray	—	50	—	—	—	—	50	—	—	50		33
D W Thursfield(11)	—	4	—	—	—	—	4	—	—	4		40
	—	700	7	—	—	5	712	—	—	712		630
Former Directors
B C Davidson(10)	702	—	—	—	—	—	702	360	330	1,392		77
M A Häussler(7)	—	—	—	—	—	—	—	—	—	—		244
S Huismans(8)	—	—	15	—	—	—	15	—	—	15		—
S T Painter(9)	—	106	22	—	—	—	128	—	—	128		122
	702	106	37	—	—	—	845	360	330	1,535		443
	3,015	806	44	1,341	116	90	5,412	2,148	1,999	9,559		7,953

          (1)Further details are contained in the Executive Directors’ pension section on page 67.

          (2)Benefits in kind principally include the provision of a company car and health insurance

          (3)LTIP and SMS represent the value of awards vesting and LTIP options exercised in the year both on annual vesting and under early leaver provisions.

          (4)Includes payment in respect of chairmanship of board committees at an annual rate of £10,000.

          (5)Mr G L Blashill was appointed to the board on October 28, 2005.

          (6)Dr K M Burnett and Mr C F Knott were appointed to the board on April 19, 2006

          (7)Mr M A Häussler resigned from the board on July 9, 2003 but remained an employee receiving his full contractual remuneration until his resignation from employment on April 30, 2005.

          (8)Messrs S P Duffy and S Huismans retired from the board on January 31, 2006. However, Mr S Huismans continues to receive fees in connection with his appointments to Supervisory Boards within the Reemtsma Group.

          (9)Mr S T Painter retired from the board on May 31, 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

    (10)Mr B C Davidson resigned from the board on February 9, 2005 and subsequently left the company on April 30, 2005. Under the terms of his agreed settlement, Mr B C Davidson received a payment of £702,000. This payment, which comprised base salary in lieu of notice plus other contractual payments, was subject to his duty to mitigate his loss and was paid in installments, monthly in arrears. It was subject to Mr Davidson confirming to the Company, in writing, that he had not received emoluments from any other employment. In addition, Mr B C Davidson’s company car was transferred to him and his rights under the LTIP and SMS vested on a time pro-rata basis to his date of leaving employment. This represented his contractual entitlement.

    (11)Mr D W Thursfield resigned from the board on October 28, 2005.

    (12)No sums were paid to any Director by way of taxable expenses allowances.

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

Annual cash bonus

For fiscal 2006 the potential maximum bonus was 100% of base salary for the Chief Executive and Finance Director and to 75% for other Executive Directors. For all Executive Directors potential bonus, to a level representing 66 2/3% of base salary, related to achievement of performance criteria based on group adjusted profit before tax, set at the beginning of the financial year. The attainment of bonus in excess of this level was subject to achievement of additional stretching and incremental performance criteria relating to group adjusted profit before tax, sales volume growth and gross margins. The specific targets are not, however, disclosed as they are considered to be commercially confidential.

Performance in the financial year has resulted in bonuses, as detailed in the table on page 59, being awarded to Executive Directors. These payments represented 58.0% of base salary in respect of the Chief Executive and Finance Director and 58.0% in respect of the other Executive Directors. Cash bonuses were also earned by other senior management for achieving relevant performance targets for the financial year to September 30, 2006.

For the fiscal year ending September 30, 2007, the remuneration committee has determined that the potential maximum bonus remains 100% of base salary for the Chief Executive and Finance Director and 75% for other Executive Directors. The performance criterion will, however, be changed to being based on adjusted Earnings Per Share growth as, given the group’s share buyback program, adjusted Earnings Per Share reflects both the cost and benefit of the buyback program, encouraging share buyback efficiency and further aligning Executives’ interests with those of shareholders.

No element of the bonus is guaranteed.

Under the Share Matching Scheme (SMS), the remuneration committee at its absolute discretion invites Executive Directors and the majority of the group’s management to invest any proportion of their gross bonus in Imperial Tobacco Group PLC Ordinary Shares to be held by a nominee managed by the Employee Benefit Trust. Provided that the shares lodged are left with the nominee for three years and the participant remains an employee in the group, they will be matched on a one for one basis.

In respect of investments made by Executive Directors under the Share Matching Scheme from their bonus payable in December 2003 and for future years, a performance criterion will be applied to the matched shares such that matching will only occur if the group has achieved real average earnings per share growth in excess of 3% after adjusting for United Kingdom inflation over the three year retention period, being an indicator of sustained ongoing profit delivery. Achievement measurement is based upon the same protocol as that applying to the Long-Term Incentive Plan. There will be no opportunity to re-test if this performance criterion is not met.

Share incentives

For a description of the Long-Term Incentive Plan (LTIP), Share Matching Scheme and the Employee Benefit Trusts, see Item 6E: Share Ownership.

Executive Directors’ pensions

Post April 6, 2006 (when new legislation regarding pensions in the U.K. came into effect, known as ‘A’ day), the group’s U.K. pension policy, which applies to all current Executive Directors, provides the option to maintain membership of or join (in the case of new employees) the U.K. Imperial Tobacco Pension Fund or receive a salary supplement in lieu of membership of the Fund.

Our Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the group. For members who joined prior to April 1, 2002, the fund is non-contributory with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age after 32 years’ service. Pension commutation to enable participants to receive a lump sum on retirement is permitted.

For death before retirement, a capital sum equal to four times salary is payable, together with a spouse’s pension of two-thirds of the member’s expected pension at retirement. For death in retirement, a spouse’s pension of two-thirds of the member’s pre-commutation pension is payable. Dependent children will also receive allowances.

Pensions increase annually by the lesser of 10% and the increase in the retail price index, together with an option under the rules to surrender part of a pension in order for the annual increase to be in line with the increase in the retail prices index to 15%.

From April 6, 2006 a new tax regime was introduced by HM Revenue & Customs (HMRC) which abolished most of the detailed limits previously imposed on pension schemes and replaced them with a more simplified approach. Each member now has a Lifetime Allowance (LTA) initially set at £1.5 million and a new tax, called the recovery charge, is levied at retirement if the value of their pension benefit from all sources exceeds this amount. For any member whose total benefit value on April 6, 2006 exceeded the LTA, transitional arrangements allowed them to register the higher value so that they would not be subject to a large retrospective recovery charge. To qualify for this enhanced protection the member was required to opt out of fund membership as regards future service accrual in order to retain a final salary linked pension entitlement in respect of past service.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60. However, each of the current Executive Directors has opted out of fund membership as regards future service accrual as a result of registering for enhanced protection with HMRC. The detailed HMRC rules governing enhanced protection mean that it may not be permissible in some rare circumstances for the full final salary linked pension based on service up to April 6, 2006 to be paid from the fund. In this event an additional pension will be paid by us through an unfunded unapproved retirement benefit scheme (UURBS) so that the full accrued benefit may be provided.

Mr Dyrbus and Dr Rogerson each receive a salary supplement. The supplement is paid in lieu of future pension service and accrual. Each salary supplement was calculated by independent actuaries to provide an accumulation of benefit no greater than a total pension promise of two-thirds of final salary. These supplements were discounted for early payment and employer’s National Insurance contributions and are non-compensatory. The supplement for Mr Dyrbus is 35% of salary and for Dr Rogerson is 16.4% of salary. These amounts are non-pensionable payments.

The following table provides the information required by both the Listing Rules of the U.K. Listing Authority and Schedule 7A to the Companies Act 1985 and gives details for each director of:

•       the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end (any potential UURBS entitlement is included);

•       the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules of the U.K. Listing Authority; and

•       the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors has made additional voluntary contributions.

		Disclosures required under schedule 7A to the Companies Act 1985							Listing Rules
		Accrued pension			Transfer value of accrued pension				Increase in accrued
Age at 9/30/06 Years	Pensionable service at 9/30/06 Years	at 10/01/05	Increase during the year	at 9/30/06	at 10/01/05	Increase during the year net of Director’s contributions	Director’s contributions	at 9/30/06	pension (net of inflation) during the year	Transfer value of increase (net of inflation)
		£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
G Davis	56	34	483	37	520	7,225	1,699	—	8,924	26	446
R Dyrbus	53	24	228	22	250	2,808	838	—	3,646	18	257
D Cresswell	61	43	220	17	237	4,669	160	—	4,829	12	241
F A Rogerson	53	29	197	18	215	2,404	708	—	3,112	14	209
G L Blashill	59	38	183	53	236	3,498	1,398	—	4,896	45	941

The transfer values disclosed above do not represent a sum paid or payable to the individual Director.  Instead they represent a potential liability of the pension scheme.

C   Board Practices

Our board remains committed to maintaining high standards of corporate governance, which it sees as a cornerstone in managing the business affairs of the group and a fundamental part of discharging its stewardship responsibilities.  Accordingly, throughout the period under review it has complied with the best practice governance provisions as set out in Section 1 of the Combined Code on Corporate Governance issued by the U.K. Financial Services Authority in 1998 and which was further revised during 2003, which we refer to in this annual report as the Code.

Since Imperial Tobacco Group PLC also has securities registered with the SEC, it complies with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign large accelerated filers.  In light of this ongoing obligation, work has been undertaken to enable the group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which are applicable for our financial year ending September 30, 2006.

Service contracts

There are no liquidated damages provisions for compensation on termination within Executive Directors’ Service Agreements, save that Mr G Davis and Mr R Dyrbus are entitled, under their 1996 service agreements, to the payment of a liquidated sum calculated by reference to the benefits receivable during their notice periods if their employment terminates following a change of control.  The Executive Directors’ Service Agreements do contain payment in lieu of notice provisions but these are at the Company’s sole discretion.  The Group is unequivocally against rewards for failure.  Save in the limited respects referred to above, the circumstances of the termination and an individual’s duty and opportunity to mitigate loss are taken into account in every case.  The Group’s policy is to stop or reduce compensatory payments to former Directors to the extent that they receive remuneration from other employment during the compensation period and that any such payments should be paid monthly in arrears.  Each of the Executive Directors’ service agreements is terminable by either party giving 52 weeks’ notice.

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

Board and board committees

Our board, which met seven times this year, currently comprises a Non-Executive Chairman, five independent Non-Executive Directors, one Non-Executive Director not classified, for the purposes of the Combined Code, as independent when determining the composition of the board or its committees and five Executive Directors.

There is a clear separation of the roles of Chairman, Mr Iain Napier and Chief Executive, Mr Gareth Davies, to ensure an appropriate balance of power and authority.  The Chairman is responsible for the leadership of the whole board with the Chief Executive, in conjunction with the Chief Executive’s Committee, responsible for managing the group and implementing the strategy and policies which have been set by the board.

Mr Anthony Alexander is Vice Chairman and Dr Pierre Jungels is the recognized senior independent Non-Executive Director to whom any concerns can be conveyed by shareholders.

Following the 2006 board evaluation and consideration of all other relevant factors contained in the Code and the NYSE Corporate Governance rules, the board concluded at its meeting in September 2006 that all Non-Executive Directors continue to contribute effectively and constructively to board debate, to challenge and question management objectively and robustly and at all times to have the best interests of the group in mind and that, taking account of these factors, together with the other relevant factors contained in the Code and the NYSE Corporate Governance rules, all seven Non-Executive Directors (including the Chairman) remain independent for the purposes of the NYSE Corporate Governance rule and all six Non-Executive Directors (excluding the Chairman as required by the Code) remain independent for the purposes of the Code.

However, recognizing the general external focus under the Code on directors who have served in excess of nine years, the Company is no longer going to classify Mr Anthony Alexander, for the purposes of the Code, as an independent Director when determining the composition of the board and its committees.  For the time being Mr Alexander will remain on the board to ensure continuity at senior board level following Mr Iain Napier succeeding Mr Derek Bonham as Chairman in January 2007.  Mr Alexander is not a member of any of the board committees other than the nominations committee.  In accordance with the group’s policy, Mr Alexander, having served in excess of nine years, offered himself for re-election at the Company’s 2007 AGM and was duly re-elected.  In addition, given his change of role, Mr Napier also offered himself for re-election and was duty re-elected.

We believe that the Directors’ biographies, appearing on pages 63 and 64, demonstrate a detailed knowledge of the tobacco industry and the wider Fast Moving Consumer Goods sector together with a range of business and financial experience which is vital to the management of an expanding international company.  The biographies also include details of their other major directorships.

Board changes

During fiscal 2006, the nominations committee again reviewed the composition and balance of the board.  This review took into account not only the overall balance of skills, knowledge and experience of board members but also of the wider provisions of the Code and the results of the annual evaluation of the board, its committees and individual Directors.

The board performance evaluation in 2005 identified that, given the group’s expansion within the Asia Pacific region, recruiting new Non-Executive Directors with international, and specifically Asian, experience would enhance the skill set of the board.  As a result the nominations committee produced two role profiles for an extended search consultancy to identify suitable candidates.  Subsequently Dr Ken Burnett and Mr Charles Knott joined the board on April 19, 2006 as Non-Executive Directors having been identified as fitting the criteria.

As part of the ongoing review of the composition and balance of the board it was announced, on May 23, 2006, that Mr Napier would succeed Mr Bonham as Chairman during 2007.  Mr Napier assumed this role on January 2, 2007.  Prior to this appointment a role profile of the competences, experience and time commitment required by any potential candidate for the position of Chairman was produced by the nominations committee.  It was determined by the nominations committee that Mr Napier’s skills and experience so closely matched this profile that it was unlikely that a more suitable candidate would be found by conducting an external search or undertaking open advertising.  During all discussions of the Chairman’s succession the nominations committee was chaired by Mr Alexander and once Mr Napier had been identified as a potential candidate he was excluded from all such discussions.  As also announced on May 23, 2006, Mr Napier retired as a director of Taylor Woodrow plc on 31 December 2006.

On October 28, 2005 Mr Graham Blashill was appointed to the board as Group Sales and Marketing Director.

As reported last year, the board accepted Mr David Thursfield’s resignation with effect from October 28, 2005.  Messrs Simon Duffy and Sipko Huismans both retired from the board following the conclusion of the 2006 AGM.

Board operations

The board is the principal decision making forum of the group and manages overall control of the group’s affairs by the schedule of matters reserved for its decision.  These include responsibility for the group’s commercial strategy, the approval of financial statements and corporate plans, the overall corporate governance framework, acquisitions and disposals, treasury, tax and risk management policies and appointment and removal of Directors and the Company Secretary.

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

All Directors are equally accountable in law for the proper stewardship of the group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business, resources and standards of conduct are critically reviewed using their independent judgment and experience.  This ensures that the board acts in the best long-term interest of shareholders, takes account of the wider community of interest represented by employees, customers and suppliers and that environmental and ethical issues are fully integrated into the group’s risk assessment processes.

During the year the principal matters considered by the board included the board changes detailed above, review of the strategy and operating results of the business, monitoring and if appropriate approval of major projects, for example the acquisition of the worldwide rights to the Davidoff cigarette trademark, approval of annual and medium-term plans, return of capital to shareholders through share buybacks, feedback from results presentations to institutional shareholders, review of the group’s non-financial reporting framework, consideration of the three-year occupational health safety and environment trends and priorities within the group and review of group funding arrangements, including the renewal of the group’s European Medium Term Note program.  Actual results of the group were reviewed at each board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods.  This ensured that the board was supplied with information on the progress of the business in a timely manner and that the Directors were properly briefed on issues arising at board meetings.  All board members receive reports from the chairmen of all board committees and receive copies of the committees’ minutes.

During fiscal 2006, the Chief Executive’s Committee, comprising the Executive Directors and Company Secretary, the Regional Director - Western Europe and the Group Human Resources Director, continued to meet on a regular basis to ensure appropriate control and management of day-to-day business matters.  Within the framework of the Chief Executive’s Committee, the board delegates day-to-day and business control matters to the Chief Executive and the Chief Executive’s Committee, who are responsible for implementing group policy and monitoring the detailed performance of all aspects of the business.  They have full power to act subject to the reserved powers and sanctioning limits laid down by the board and the group’s policy guidelines.

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

Remuneration committee

The remuneration committee exclusively comprises independent Non-Executive Directors who have no personal financial interest, other than as shareholders, in the matters to be decided.

The members of the committee during the year were:

•  Mr Iain Napier (former chairman, who stepped down as chairman of the committee on January 2, 2007);

•  Mr Derek Bonham (who stepped down from the committee following the AGM on January 31, 2006 and retired on January 1, 2007);

•  Mr Sipko Huismans (who retired from the board at the AGM on January 31, 2006);

•  Dr Pierre Jungels (appointed chairman following Mr Napier stepping down as committee chairman);

•  Mr Charles Knott (appointed September 6, 2006);

•  Ms Susan Murray (appointed January 31, 2006); and

•  Mr David Thursfield (resigned from the Board October 28, 2005).

Mr Gareth Davis (Chief Executive) and, since stepping down from the committee and until his retirement, Mr Derek Bonham (Board Chairman) are invited to attend to respond to questions raised by the committee.  Mr Matthew Phillips (Company Secretary) also attends meetings as secretary to the committee.  However, they are all specifically excluded from any matter concerning the details of their own remuneration.

The committee sets the remuneration package for each Executive Director and member of the Chief Executive’s Committee after taking advice principally from external sources, including remuneration consultants Hewitt Bacon & Woodrow Limited and Towers Perrin, both of whom are engaged by the committee as required.  Hewitt Bacon & Woodrow Limited also reviews the group’s remuneration principles and practices against corporate governance best practice.  Neither provides any other services for the group.

Executive remuneration data provided by KPMG (engaged by the committee as required and having provided tax and other consultancy services to the group) and Towers Perrin have also been used to assist in benchmarking processes ensuring the consistent application of the executive remuneration policy.

Ms Kathryn Brown (Group Human Resources Director) and Mr Don Cuthbert (Group Compensation and Benefits Manager) also provide internal support and advice to the committee.

Solicitors Allen & Overy LLP have been retained by the Company to provide legal advice in respect of the group’s share plans and to provide services to the committee as and when required.  The firm also provides other legal services to the group as a whole.

The Company has appointed Alithos Limited to undertake Total Shareholder Return (TSR) calculations and provide advice on all TSR related matters.  Alithos provides no other services for the group.

PricewaterhouseCoopers LLP, the group’s Auditors, undertake an agreed upon procedure in respect of true Earnings Per Share (EPS) calculations used in the group’s share plans prior to awards vesting.

The board is ultimately responsible for the framework and cost of executive remuneration but has delegated to the remuneration committee, within its terms of reference, responsibility for the following activities:

•  determination of the remuneration levels and conditions of service for Executive Directors, Chairman and members of the Chief Executive’s Committee;

•  oversight of the overall policy for senior management remuneration;

•  oversight of the group’s employee share or cash-based incentive plans including approval of minor rule amendments, invitations and awards and the allocation or issue of shares or payments under any such plans; and

•  approval of the form and content of the Directors’ Remuneration Report, prior to submission to the shareholders at the AGM.

During the year, the most significant issues addressed by the committee were:

•  amendments to the share plan rules to take account of the U.K. Age Discrimination Act;

•  review of executive pension arrangements following the recent pension reforms;

•  annual review of the operation, performance conditions, vesting schedules, comparator groups and grant levels of awards under the group’s share plans, to ensure that they remain appropriate in light of the group’s current performance and prospects and aligned with the strategy and objectives of the group;

•  determination of bonus performance criteria and review of performance against the selected criteria prior to bonus payment; and

•  oversight of the negotiations/administration of the agreed settlement with Mr Bruce Davidson.

The committee’s approach is fully consistent with the group’s overall remuneration strategy and philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, as well as supporting corporate strategy, by directly aligning executive management reward with the group’s strategic business goals.

Nominations committee

The nominations committee comprises all the Non-Executive Directors and meets on an as required basis.  During the year the committee met four times.

The members of the committee during the year were:

•  Mr Derek Bonham (chairman, until his retirement on January 1, 2007);

•  Mr Anthony Alexander (chaired committee during chairman succession discussions);

•  Mr Iain Napier (chairman from January 2, 2007);

•  Dr Ken Burnett (appointed April 19, 2006);

•  Mr Colin Day;

•  Dr Pierre Jungels;

•  Mr Charles Knott (appointed April 19, 2006);

•  Ms Susan Murray;

•  Mr Gareth Davis (Chief Executive – stepped down from the committee following the AGM on January 31, 2006);

•  Mr Simon Duffy (retired from the board January 31, 2006);

•  Mr Sipko Huismans (retired from the board January 31, 2006); and

•  Mr David Thursfield (resigned October 28, 2005).

Mr Matthew Phillips the Company Secretary acts as secretary to the committee.

The responsibilities of the committee include the evaluation of the balance of skills, knowledge and experience on the board, the development of role specifications, the formulation of succession plans and the making of recommendations to the board with regard to the appointment of Directors.

In the financial year the committee, after taking into account the board evaluation and succession plans, produced role profiles for two new Non-Executive Directors and a successor to the Chairman, and following the identification of suitable candidates made a number of recommendations to the board resulting in the appointments as detailed on page 70.

Any Directors appointed by the board must submit themselves for election by shareholders at the AGM following their appointment.  Thereafter, all Directors, in accordance with the Code, are subject to re-election at least every three years.  Furthermore, it is the Company’s practice that any Non-Executive

Director, including the Chairman, having been in post for nine years or more is subject to annual re-election.  The performance of each Director is considered before recommending such re-election.

The performance of the committee was evaluated as part of the board performance evaluation process.

Audit committee

The audit committee, consisting exclusively of independent Non-Executive Directors, met four times during the year.

The members of the committee during the year were:

•  Mr Colin Day (appointed and chairman January 31, 2006);

•  Dr Pierre Jungels;

•  Mr Charles Knott (appointed September 6, 2006);

•  Ms Susan Murray (appointed January 31, 2006);

•  Mr Iain Napier (stepped down January 2, 2007);

•  Mr Anthony Alexander (stepped down January 31, 2006); and

•  Mr Simon Duffy (chairman until retirement from the board January 31, 2006).

Messrs Colin Day and Charles Knott are qualified accountants and are therefore appropriately qualified to discharge the responsibilities that Audit Committee membership entails and are regarded as financial experts for the purposes of both the Code and section 407 of the Sarbanes-Oxley Act.

Mr Matthew Phillips the Company Secretary acts as secretary to the committee.

The committee’s terms of reference cover the matters recommended by the Code and are published on the Imperial Tobacco website www.imperial-tobacco.com.  During the year and up to the date of approval of the Annual Report, the committee worked with a structured agenda of matters focused to coincide with key events of the annual financial reporting cycle, together with standing items that the committee is required to consider at each meeting.  These responsibilities included, among other things:

•  monitoring internal control throughout the group;

•  approving the group’s accounting policies;

•  reviewing the interim and annual financial statements, together with this filing on Form 20-F, prior to submission to the board;

•  reviewing the scope of the external audit plan and the internal group compliance work plan;

•  consideration of any related party matters;

•  review of auditor independence;

•  consideration of and recommendations to the board regarding the reappointment of the auditors;

•  review of non-audit fees paid to the auditors;

•  review of the going concern statement prior to consideration by the board;

•  oversight and monitoring of the group’s public interest disclosure (whistleblowing) policy; and

•  review of risk management systems.

The performance of the committee was evaluated as part of the evaluation process.

During the year the Head of Group Compliance provided the committee with detailed reports to facilitate the regular monitoring and review of its activities and effectiveness including those in respect of the program of activity in place to enable the group to meet the requirements of section 404 of the Sarbanes-Oxley Act.

The committee undertook its annual review of the scope and content of the risk assessment and compliance program implemented by the Group Compliance function and confirmed its approval.  The committee continually monitors and critically reviews the authority, effectiveness and level of resource allocated to the activity.

The Finance Director, the Group Financial Controller, the Head of Group Compliance, the Deputy Company Secretary and other financial management were invited to attend each meeting of the committee and a standing item on each agenda allowed for the Head of Group Compliance to meet formally with the committee, without any Executive Director or other manager being present, in line with the Code’s requirements.

In addition, the group’s auditors attended each meeting of the committee during the year and, as a standing item on each agenda, met with the committee members without the presence of any Executive Director or manager, providing a direct line of communication between the auditors and Non-Executive Directors.

The group regularly reviews its auditor independence policy, which provides clear definitions of services that the external auditors can and cannot provide such that their independence and objectivity are not impaired.  The policy also establishes a formal authorization process, including the tendering and pre-approval by the audit committee for allowable non-audit work that they may perform and establishes guidelines for the recruitment of employees or former employees of the external auditors.  This policy is published on the group’s website www.imperial-tobacco.com.

The audit committee also carried out bi-annual reviews of the remuneration received by the auditors for audit services, audit-related services and non-audit work with the aim of seeking to balance objectivity, value for money and compliance with this policy.  The outcome of these reviews was not only that performance of the relevant non-audit work by the auditors was the most cost-effective way of conducting the group’s business but also that no conflict of interest existed between such audit and non-audit work.  The fees for such non-audit work within the financial year were principally related to tax advisory work associated with the reorganization of legal entities within the group (including the review of work undertaken by other accounting firms prior to implementation), Sarbanes-Oxley section 404 compliance and assistance in preparing the group for compliance with International Financial Reporting Standards, which became effective for the fiscal year ending September 30, 2006.  In other situations, proposed assignments were subject to independent tendering with decisions taken on the basis of competence and cost-effectiveness.

Following a review during the year by the audit committee of the scope, efficiency and effectiveness of the audits performed by the auditors, it was agreed that the group continues to receive an efficient, effective and independent audit service.

The board acknowledges the responsibility for the group’s system of internal control and for reviewing its effectiveness.  The audit committee, on behalf of the board, reviewed the effectiveness of the system in accordance with the guidance set out in the Code from information and regular reports provided by management, the internally independent Group Compliance function and external auditors.  However, given the size and complexity of the group’s operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives by managing rather than eliminating risk and can only provide reasonable and not absolute assurance against material misstatement or loss.

The board, either directly, or through the audit committee, regularly reviewed the effectiveness of the key procedures which have been established to provide internal control.  It confirms that an ongoing process for identifying, evaluating and managing the group’s significant risks operated throughout the year and up to the date of the approval of this annual report.

The group has established control processes and procedures to ensure compliance with the best practice governance provisions as advocated by the Turnbull Guidance, and to comply with any relevant U.S. governance and control provisions.  The provisions of the Sarbanes-Oxley Act require U.S. listed companies to adopt a generally accepted framework of control, advocating the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as appropriate.  The group considers its approach, methodology and actions in support of maintaining high standards of corporate governance satisfies the requirements of both the Turnbull guidance and COSO.

The following key features have operated to provide reassurance of both the reliability of information and the safeguarding of assets:

Risk assessment:

•  the group has clearly set out its strategic objectives as part of its medium term planning process.  These objectives are incorporated as part of the annual planning cycle;

•  a detailed assessment of strategic risks was undertaken by the Executive Directors as part of the medium term planning and annual and monthly forecasting reporting cycles;

•  all areas of the business undertook risk-profiling exercises to formally review their principal areas of risk so that all major risks were reviewed at all levels across the group. This formal system is based on the annual submission of risk assessment summaries from each of the business operations identifying their major areas of business risk, together with the controls embedded in the business processes to mitigate such risks. This review is ongoing throughout all business operations of the group to ensure that there are processes to mitigate such risks. This review is ongoing throughout all business operations of the group to ensure that there continue to be clear and consistent procedures for monitoring, updating and implementing appropriate controls to minimize the risk exposure so identified;

•  the audit committee has delegated responsibility for considering group-wide operational, financial and compliance risks on a regular basis. The Group Compliance function formally reported at each audit committee meeting the outcome of its ongoing activities, including its program of reviews relating to Sarbanes-Oxley compliance and any more general business reviews. These reports have supported the audit committee and the board in assessing the effectiveness of internal controls within the business operations. In this way, the audit committee satisfied itself that the group’s exposure to major business risks is minimized such that the levels of retained risk are acceptable to the group; and

•  a summary of the principal risks facing the business is included in item 3D ‘Risk Factors’.

Disclosure committee

In line with recommendations issued by the U.S. Securities and Exchange Commission and to meet corporate governance best practice in the U.K., the group has a disclosure committee comprising appropriate senior executives:

•  Company Secretary—chairman;

•  Head of Group Compliance—co-ordinator;

•  Senior Legal Counsel; and

•  Group Financial Controller.

The Deputy Company Secretary acts as secretary to the committee.

The external auditors, together with other senior management, are invited to attend or to submit matters for the attention of the committee.

The committee, in accordance with its terms of reference, considered the significance of relevant information identified after due enquiry by its members both prior to each meeting and on an ongoing basis. The committee reported on its evaluation of such information to the Chief Executive, Finance Director and, as appropriate, the audit committee, to assist them in their evaluation of material issues for the purposes of any disclosure that may be required.

The terms of reference of the disclosure committee were reviewed during the year.

In this context the disclosures contained within this document have been received, reviewed and evaluated by the disclosure committee at its formal meeting in January 2007, following which appropriate assurances were given to the board that the disclosure committee was not aware of any reason why the Chief Executive and Finance Director could not provide the certifications included as Exhibits 12.1 and 12.2 and 13.1 in this annual report.

Further committee

During January 2003, German authorities conducted a significant search of certain group premises, including Reemtsma's former headquarters in Hamburg, Germany, as part of wide-ranging investigations into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by the group. A number of former and current employees have been interviewed and the German authorities have sought assistance from several other jurisdictions to obtain evidence. These investigations are continuing but in the course of 2005 parts of the investigations into certain of the individuals were terminated on terms agreed by the individuals with the authorities and settlement was made of any duty payable as a result of the other activities being investigated at no cost to the group. In 2006, investigations against some of the other individuals were terminated for lack of evidence. Charges relating to smuggling have been brought in connection with one of the investigations against 18 individuals, one of whom is a former Reemtsma employee. Charges relating to violations of the German foreign trade act have been brought against five other former Reemtsma employees in connection with a separate investigation. In connection with some of these charges, the authorities have applied for financial penalties to be imposed on Reemtsma. These penalties could be imposed if employees are ultimately found to have committed offences. In those circumstances, the group would seek recovery of any losses under arrangements made on the acquisition of the business.

A board committee under the chairmanship of Mr Anthony Alexander was established to monitor the progress of the investigations and the group's responses, on behalf of the board. The German authorities’ investigations are based on alleged activities prior to the group’s acquisition of Reemtsma and the committee remains satisfied that, since the acquisition, the group has not been involved in any activities of a nature similar to those alleged by the German authorities.

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

The board, either directly or through the audit committee, which regularly reports its findings for consideration by the board, has reviewed the effectiveness of the key procedures which have been established to provide internal control and confirms that an ongoing process for identifying, evaluating and managing our significant risks has operated throughout the fiscal year. There have been no significant changes to our system of internal controls effected since they were last reviewed by the board.

We also comply with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign issuers. In the light of this ongoing obligation, work was undertaken to enable the group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which are applicable for our financial year ending September 30, 2006.

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

D   Employees

The following table sets forth the average number of persons employed by the group for each of the fiscal years indicated, by location and business function:

	2004	2005	2006
United Kingdom	2,674	2,535	2,425
Germany	2,806	2,518	2,328
Rest of Western Europe	1,433	1,380	1,443
Rest of the World	8,720	8,477	8,290
	15,633	14,910	14,486
Selling	3,700	3,688	3,899
Marketing	449	428	452
Manufacturing	8,670	8,442	7,906
Administration	2,814	2,352	2,229
	15,633	14,910	14,486

The average number of employees has decreased as a result of the restructuring which led to the closure of our rolling papers factory in Treforest, and a significant headcount reduction at the Berlin factory, announced in fiscal 2005.

We consider relations with our employees to be good.

We believe that one of our key strengths is the loyalty of our workforce. To reinforce this commitment, we have established a European Employee Forum for the provision of information and consultation on trans-national issues.

E   Share Ownership

Employees are encouraged to build a stake in the company through ownership of our shares.

Share Matching Scheme

The Share Matching Scheme (SMS) is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares. There was an initiative in 2002 to mark the centenary of the founding of the Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the company and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts or its nominee. Provided these shares are left in the Trusts and the participant remains an employee in the group, the lodged shares will be matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they are retained for five years.

For Executive Directors and most of the group’s management, individuals may elect to invest any proportion up to a maximum of 100% of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the group, the participant would receive the original shares plus additional shares. The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the group. For bonuses earned in fiscal 2003 and subsequent years by Executive Directors, these shares will not be matched unless our real average earnings per share growth per annum exceeds 3% after adjusting for U.K. inflation over the three-year retention period. This performance criterion will be adjusted to ensure consistent measurement following the transition to IFRS.

Employee Benefit Trusts

The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in the company, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and Long-Term Incentive Plan awards. As potential beneficiaries of the Employee and Executive Benefit Trust, each of the Executive Directors is deemed to have a contingent interest in the 826,744 ordinary shares of the company held by that Trust at January 29, 2007. Normally the Employee and Executive Benefit Trust is funded to purchase shares sufficient to cover its potential liabilities, while the 2001 Employee Benefit Trust makes periodic purchases in the market in order to satisfy its liabilities.

Long-Term Incentive Plan

Annual awards are made under the LTIP to Executive Directors and other senior management. These awards, which vest three years after grant, are subject to the satisfaction of performance criteria over a three year performance period. All grants are at the discretion of the remuneration committee and no employee has a right to receive any such grant.

Awards granted prior to November 2005 were equivalent to 75% of basic salary for all Executive Directors and at a lower level for other senior management. Following a comprehensive remuneration review in 2004 and subsequent shareholder approval at the 2005 AGM, awards made in November 2005 were equivalent to 200% of base salary for the Chief Executive, 150% for the Finance Director and 100% for the other Executive Directors with awards at a lower level for other senior management.

The performance criteria for the November 2005 and proposed future awards are split into three elements as follows:

First element

50% of the award with a performance criterion based on average growth in basic Earnings Per Share adjusted for certain items based on an agreed protocol, such as significant costs of restructuring (EPS). 12.5% of this element (i.e. 6.25% of the total award) vests if average annual EPS growth, after adjusting for U.K. inflation (Real Annual EPS Growth), equals 3% and 100% of this element (i.e. 50% of the total award) vests if Real Annual EPS Growth equals or exceeds 10%. Between these two points this element vests on a straight-line basis.

Second element

25% of the award with a performance criterion based on Total Shareholder Return (TSR) relative to the FTSE 100 Index as described below.

The performance criterion for the second element is based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element will occur unless the Company’s TSR ranks it in the top 50 of the companies constituting the FTSE 100 Index. At this performance threshold 30% of this element (i.e. 7.5% of the total award) vests. If the return ranks the company in the top 25 of the Index, this element (i.e. 25% of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

Third element

25% of the award with a performance criterion based on TSR relative to a bespoke comparator group as described below.

The performance criterion for the third element is also based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element will occur unless the Company’s TSR exceeds that of the bottom six companies constituting the comparator group comprising 12 tobacco and alcohol companies as detailed below. At this performance threshold, 30% of this element (i.e. 7.5% of the total award) will vest. If the return ranks the Company in the top three of the comparator group, this element (i.e. 25% of the total award) will vest in full. Between these thresholds this element vests on a straight-line basis.

Altadis S.A.	Altria Group Inc	British American Tobacco PLC	Carlsberg A/S
Diageo PLC	Gallaher Group PLC	Imperial Tobacco Group PLC	Interbrew S.A.
Pernod Ricard S.A.	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

If one of the comparator group companies is acquired prior to the granting of an award, a suitable replacement will be made. For any corporate actions affecting a comparator company during an award period the intention would be to mirror the actions of a passive investor, e.g. for an equity bid the new shares offered in exchange for the original company would be held for the remainder of the award period.

The TSR calculations use share prices averaged over a period of three months to determine the initial and closing prices rather than those ruling on a single day. It is assumed that the cash flow of dividend payments is recognized on the date the shares are declared “ex dividend”. This method is considered to give a fairer and less volatile result since improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations. All share prices and dividend flows will be converted to sterling on the applicable date to ensure that the calculations reflect the return achievable by a U.K. based investor.

The TSR calculations themselves are performed independently by Alithos Limited.

Each element operates independently and is capable of vesting regardless of the company’s performance in respect of the other elements.

During the year, the remuneration committee reviewed the performance criteria, award policy, comparator groups and vesting schedules for LTIP awards and decided that the three elements remain the most important measures that drive and measure sustainable improvement in shareholder value. The TSR criteria reflect comparative performance against the appropriate FTSE sector and the bespoke comparator group of companies. The EPS criterion reflects a key part of the group’s strategy to create sustainable shareholder value.

For awards granted between December 2000 and November 2004, EPS growth was the sole performance criterion. This was seen as focusing on the financial performance of the business, over which Directors and senior management could exercise influence.

These awards vest on a sliding scale depending on average growth in basic Earnings Per Share adjusted under the terms of the protocol described above. No vesting occurs unless the company’s Real Annual EPS Growth exceeds 3%. Full vesting occurs if Real Annual EPS Growth is equal to or exceeds 10%. Between these two points the award vests on a straight-line basis.

In respect of the award which vested in November 2005, no vesting occurred unless Real Annual EPS Growth was positive and full vesting occurred if Real Annual EPS Growth was equal to or exceeded 10%.

On vesting a participant is granted a ‘nil cost’ option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

There is no opportunity to re-test if any of the performance criteria are not achieved.

The remuneration committee has absolute discretion to vary, but not increase, the extent to which any awards vest to ensure they only vest, and at an appropriate level, if there has been improvement in the underlying financial performance of the Company, including the maintenance of long term return on capital employed.

Under the LTIP Rules, in the event that Imperial Tobacco Group PLC is acquired, the relevant performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criteria.

Directors’ Share Ownership

The following table sets forth share ownership information, both beneficial family and any connected persons’ interests, as of September 30, 2005, September 30, 2006 and January 29, 2007 with respect to all of our Directors and executive officers as a group. This table includes the shares owned by Mr Graham Blashill who was appointed as Sales and Marketing Director on October 28, 2005. It also includes the shares owned by Mr Simon Duffy and Mr Sipko Huismans who both retired from the board on January 31, 2006 and Mr David Thursfield who resigned from the board on October 28, 2005. All three were previously Non-Executive Directors.

	Ordinary Shares
	October 1, 2005(1)	September 30, 2006(2),(3)	January 29, 2007(2),(3)
Executive Directors
Gareth Davis	319,181	330,289	351,977
Robert Dyrbus	206,703	213,944	227,680
David Cresswell	89,861	89,894	97,718
Frank Rogerson	84,093	88,831	96,909
Graham Blashill	85,224	90,885	97,343
Non-Executive Directors
Derek Bonham	124,600	124,600	124,600
Anthony Alexander	132,710	132,710	132,710
Ken Burnett	—	134	134
Colin Day	621	1,016	1,016
Simon Duffy	8,825	8,825	8,825
Sipko Huismans	5,820	5,820	5,820
Pierre Jungels	2,362	2,684	2,684
Charles Knott	—	134	134
Susan Murray	400	722	722
Iain Napier	3,662	4,305	4,305
David Thursfield	856	856	856
Company Secretary
Matthew Phillips	4,077	6,360	6,360
	1,068,995	1,102,009	1,159,793

(1)    Or date of appointment, if later.

(2)    All of these holdings represent less than 1% of the called up, issued and fully paid shares.

(3)    Or date of resignation or retirement, if earlier.

Options

The company does not operate an executive share option scheme, although Executive Directors are eligible (along with all our employees and employees of any of our participating subsidiaries) to participate in Imperial Tobacco’s savings-related Sharesave Plan.  Under this Plan, options are granted at a discount of up to 20% to the closing mid-market price of our ordinary shares on the London Stock Exchange on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

In addition, an International Sharesave Plan was approved at our annual general meeting held on February 2, 1999, with approval in respect of our French employees being renewed at our annual general meeting held on February 3, 2004.  The Plan was also renewed at our annual general meeting held on February 1, 2005.  The International Sharesave Plan is made available to qualifying employees of our designated non-U.K. subsidiaries.  Like our current Sharesave Plan, options are granted at a discount of up to 20% of the mid-market price of our ordinary shares on the day prior to invitation to participants who have contracted to save up to £250, or the equivalent in the participants’ local currency, per month over a three-year period.

The following table sets forth certain information as at December 31, 2006 with respect to the options outstanding under our U.K. Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
June 7, 2001	January 31, 2007	483	p	5,304
May 31, 2002	January 31, 2008	824	p	287,355
June 4, 2003	January 31, 2007	822	p	2,542
June 4, 2003	January 31, 2009	822	p	171,177
May 26, 2004	January 31, 2008	1008	p	216,470
May 26, 2004	January 31, 2010	1008	p	125,347
May 23, 2005	January 31, 2009	1173	p	225,822
May 23, 2005	January 31, 2011	1173	p	126,546
May 22, 2006	January 31, 2010	1395	p	215,458
May 22, 2006	January 31, 2012	1395	p	99,711

The following table sets forth certain information as at December 31, 2006 with respect to the options outstanding under our International Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
June 17, 2003	January 31, 2007	822	p	28,928
May 26, 2004	January 31, 2008	1008	p	6,384
June 4, 2004	January 31, 2008	1008	p	106,048
June 4, 2004	January 31, 2008	U.S.$17.92	(1)	2,580
May 23, 2005	January 31, 2009	1173	p	9,513
June 1, 2005	January 31, 2009	1193	p	6,616
June 1, 2005	January 31, 2009	1173	p	111,896
June 1, 2005	January 31, 2009	U.S. $22.49	(2)	2,890
May 22, 2006	January 31, 2010	1395	p	22,843
June 1, 2006	January 31, 2010	1395	p	218,257
June 1, 2006	January 31, 2010	U.S. $24.92	(3)	4,312

(1)    1,290 American Depositary Shares representing 2,580 ordinary shares.

(2)    1,445 American Depositary Shares representing 2,890  ordinary shares.

(3)    2,156 American Depositary Shares representing 4,312 ordinary shares.

The following table sets forth certain information as at December 31, 2006 with respect to notional awards under our International Sharesave Plan:

Date of Grant	Expiration Date	Award Grant Price (Adjusted)		Number of ordinary shares Issuable Upon Exercise
June 17, 2003	January 31, 2007	822	p	10,389
June 4, 2004	January 31, 2008	1008	p	22,056
June 1, 2005	January 31, 2009	1173	p	27,233
June 1, 2006	January 31, 2010	1395	p	49,053

Of the total number of our ordinary shares subject to such options, 8,062 of our ordinary shares were subject to options held by our Directors and executive officers as a group (13 persons).

The following table sets forth certain information as of January 29, 2007 with respect to the interests of our Executive Directors in options to acquire ordinary shares, all of which were granted pursuant to our Sharesave Plan:

	Balance at Oct 1, 2005(1)	Balance at Sept 30, 2006(3)	Balance at Jan 29, 2007	Exercise price £	Range of exercisable dates of options held at September 30, 2006(2)	Gains on exercise during the year(3) £’000	2005 £’000
G Davis	1,205	1,205	1,205	8.24	08/01/2007-01/31/2008	—	—
	774	774	774	8.22	08/01/2008-01/31/2009	—	—
	1,979	1,979	1,979	—		—	—
R Dyrbus	675	—	—	8.22	08/01/2006-01/31/2007	6	—
	374	374	374	10.08	08/01/2007-01/31/2008	—	—
	—	402	402	13.95	08/01/2009–01/31/2010	—	—
	1,049	776	776	—		6	—
G L Blashill	807	807	807	11.73	08/01/2008-01/31/2009	—	—
	807	807	807	—
D Cresswell	2,008	2,008	2,008	8.24	08/01/2007-01/31/2008	—
	2,008	2,008	2,008	—		—	—
F A Rogerson	2,008	2,008	2,008	8.24	08/01/2007-01/31/2008	—
	2,008	2,008	2,008	—		—	—

(1)    Or date of appointment to the board if later.

(2)    Any option not exercised by the end of the range of exercisable dates will expire.

(3)    Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise.  Aggregate gains during the year were £6,203 (2005: nil).

Contingent rights in ordinary shares

The following tables set forth certain information as of January 29, 2007 with respect to the contingent rights of our Executive Directors in our ordinary shares pursuant to the Long-Term Incentive Plan and the Share Matching Scheme:

Executive Directors’ Conditional Share Awards under the Long-Term Incentive Plan

	Balance at Oct 1, 2005(1)	Granted during year	Market price at date of grant £	Date of grant	Vested during year	Market price at date of vesting £	Market price at date of exercise £	Amount realized on exercise £’000	Balance at Sept 30, 2006	Performance period
G Davis	46,923	—	9.59	11/25/02	(46,923)	17.14	16.90	793	—	November 2002 – November 2005
	47,872	—	10.34	11/18/03	—	—	—	—	47,872	November 2003 – November 2006
	42,513	—	12.79	11/09/04	—	—	—	—	42,513	November 2004 – November 2007
	—	96,594	16.15	11/02/05	—	—	—	—	96,594	November 2005 – November 2008
	137,308	96,594			(46,923)				186,979
R Dyrbus	29,718	—	9.59	11/25/02	(29,718)	17.14	16.90	502	—	November 2002 – November 2005
	30,464	—	10.34	11/18/03	—	—	—	—	30,464	November 2003 – November 2006
	26,974	—	12.79	11/09/04	—	—	—	-—	26,974	November 2004 – November 2007
	—	45,975	16.15	11/02/05	—	—	—	—	45,975	November 2005 – November 2008
	87,156	45,975			(29,718)				103,413
G Blashill(2)	8,863	—	9.59	11/25/02	(8,863)	17.14	16.90	150	—	November 2002 – November 2005
	9,912	—	10.34	11/18/03	—	—	—	—	9,912	November 2003 – November 2006
	8,600	—	12.79	11/09/04	—	—	—	—	8,600	November 2004 – November 2007
	—	21,981	16.15	11/02/05	—	—	—	—	21,981	November 2005 – November 2008
	27,375	21,981			(8,863)				40,493
D Cresswell	9,906	—	9.59	11/25/02	(9,906)	17.14	16.90	167	—	November 2002 – November 2005
	21,760	—	10.34	11/18/03	—	—	—	—	21,760	November 2003 – November 2006
	19,351	—	12.79	11/09/04	—	—	—	—	19,351	November 2004 – November 2007
	—	21,981	16.15	11/02/05	—	—	—	—	21,981	November 2005 – November 2008
	51,017	21,981			(9,906)				63,092
F A Rogerson	10,427	—	9.59	11/25/02	(10,427)	17.14	16.90	176	—	November 2002 – November 2005
	21,760	—	10.34	11/18/03	—	—	—	—	21,760	November 2003 – November 2006
	19,351	—	12.79	11/09/04	—	—	—	—	19,351	November 2004 – November 2007
	—	21,981	16.15	11/02/05	—	—	—	—	21,981	November 2005 – November 2008
	51,538	21,981			(10,427)				63,092

(1)    Or date of appointment if later.

(2)    Appointed as a Director on October 28, 2005.

During the past fiscal year, the November 2002 – November 2005 award vested in full.  Real Annual EPS Growth over the period averaged 19.20%, exceeding the average of 10%, the threshold at which the award maximized.

On November 1, 2006, the following Executive Directors were conditionally awarded ordinary shares under our LTIP, which will vest during November 2009, in proportion to the extent that the performance criteria are achieved:

Conditional Awards Granted November 1, 2006 and Balance at January 29, 2007
Gareth Davis	89,929
Robert Dyrbus	42,810
David Cresswell	20,463
Frank Rogerson	20,463
Graham Blashill	21,001

On November 18, 2006, contingent rights to shares under the November 2003 – November 2006 LTIP vested in full at the completion of the three-year performance period to participants including the following Executive Directors.  Graham Blashill exercised his options on November 20, 2006 at an ordinary share price of £18.41.  None of the other directors have exercised their options and the value of their award is based upon the ordinary share price of £18.41 applicable at the date of vesting.

	Contingent rights to shares vesting	Value £
Gareth Davis	47,872	881,324
Robert Dyrbus	30,464	560,842
David Cresswell	21,760	400,602
Frank Rogerson	21,760	400,602
Graham Blashill	9,912	182,479

Executive Directors’ Contingent Rights to Shares Under the Share Matching Scheme

	Balance at Oct 1, 2005(1)	Contingent rights arising	Market price at date of grant 02/15/05	Vested during year	Market price at date of vesting 01/29/06	Amount realized on vesting	Balance at Sept 30, 2006	Expected vesting date
			£		£	£’000
G Davis	39,614	—	—	(39,614)	16.50	654	—	January 2006
	36,761	—	—	—	—	—	36,761	January 2007
	294	—	—	—	—	—	294	August 2007
	36,059	—	—	—	—	—	36,059	January 2008
	—	31,698	17.52	—	—	—	31,698	February 2009
	112,728	31,698		(39,614)			104,812
R Dyrbus	24,848	—	—	(24,848)	16.50	410	—	January 2006
	23,282	—	—	—	—	—	23,282	January 2007
	294	—	—	—	—	—	294	August 2007
	22,947	—	—	—	—	—	22,947	January 2008
	—	20,111	17.52	—	—	—	20,111	February 2009
	71,371	20,111		(24,848)			66,634
G Blashill(2)	11,723	—	—	(11,723)	16.50	193	—	January 2006
	10,947	—	—	—	—	—	10,947	January 2007
	294	—	—	—	—	—	294	August 2007
	9,211	—	—	—	—	—	9,211	January 2008
	—	10,701	17.52	—	—	—	10,701	February 2009
	32,175	10,701		(11,723)			31,153
D Cresswell	12,101	—	—	(12,101)	16.50	200	—	January 2006
	13,262	—	—	—	—	—	13,262	January 2007
	294	—	—	—	—		294	August 2007
	14,893	—	—	—	—	—	14,893	January 2008
	—	13,109	17.52	—	—	—	13,109	February 2009
	40,550	13,109		(12,101)			41,558
F A Rogerson	12,857	—	—	(12,857)	16.50	212	—	January 2006
	13,692	—	—	—	—	—	13,692	January 2007
	294	—	—	—	—	—	294	August 2007
	14,893	—	—	—	—	—	14,893	January 2008
	—	13,109	17.52	—	—	—	13,109	February 2009
	41,736	13,109		(12,857)			41,988

(1)    Or date of appointment if later.

(2)    Appointed as a Director on October 28, 2005.

The following changes in contingent rights to shares under the Share Matching Scheme have occurred since September 30, 2006.

On January 29, 2007, contingent rights to shares under the 2003-04 annual bonus Share Matching Scheme vested at the completion of the three-year matching period to participants including the following Executive Directors.  The value of the awards vesting was as follows:

	Contingent rights to shares vesting	Value
		£
Gareth Davis	36,761	774,187
Robert Dyrbus	23,282	490,319
David Cresswell	13,262	279,298
Frank Rogerson	13,692	288,354
Graham Blashill(1)	10,947	230,544

(1)    Appointed as a Director on October 28, 2005.

The company’s mid-market share price at the close of business on September 29, 2006 being the last trading day of the fiscal year, was £17.80 and the range of the mid-market price during the year was £15.47 to £18.43.

Remuneration policy for Non-Executive Directors

Fees for our Non-Executive Directors are determined by the board as a whole with regard to market practice within the restrictions contained in our Articles of Association.  The remuneration of the Chairman is determined by the board following recommendation from the remuneration committee.  The Non-Executive Directors do not take part in discussions on their own remuneration.  They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the company and provision of administrative support including the use of company offices by the Chairman Mr Derek Bonham until his retirement on January 1, 2007 and Vice Chairman Mr Anthony Alexander).  The Non-Executive Directors do not participate in the group's share plans, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interests of the Non-Executive Directors with those of shareholders it was agreed that a proportion of their fees be applied, after tax, to purchase shares in Imperial Tobacco Group PLC.  These shares are to be held by a nominee during the term of each Non-Executive Directorship.  Exceptionally, in respect of Mr Anthony Alexander and, until his retirement on January 1, 2007, Mr Derek Bonham, this requirement has been waived due to their continued level of investment as detailed above.

Following his retirement from the board in January 2006, Mr S Huismans remains a member of Supervisory Boards within the Reemtsma Group for which he received additional remuneration for fulfilling such non-executive roles.

Item 7:        Major Shareholders and Related Party Transactions

A      Major Shareholders

To our knowledge, we are not controlled directly or indirectly by any government or by any other corporation.

As of January 25, 2007, we have been notified that the following persons had interests in 3% or more of our issued share capital.

	January 25, 2007		October 27, 2006		November 1, 2005		November 4, 2004
	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held	Number of ordinary shares held	Percentage of ordinary shares held
	(millions)		(millions)		(millions)		(millions)
Legal & General Investment Management Limited	29.32	4.03	29.32	4.03	29.32	4.03	21.92	3.01
Franklin Resources, Inc	21.89	3.002	21.89	3.002	21.89	3.002	Less than 3%
Barclays PLC	35.83	5.29	Less than 3%		Less than 3%		Less than 3%

None of the company’s major shareholders have voting rights different from other shareholders.

As of January 24, 2007, approximately 32,660,142 of our ADRs evidencing approximately 32,660,142 of our ADSs (representing approximately 65,320,284 of our ordinary shares) were held of record in the United States.  These ADRs were held by approximately 4,049 registered holders and collectively represented approximately 9.64% of the total number of our ordinary shares outstanding.  We believe that as of December 31, 2006, approximately 25.16% of our ordinary shares were beneficially owned by U.S. holders in the form of ADSs or as ordinary shares.  Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

Item 8:        Financial Information

A      Consolidated Statements and Other Financial Information

Please refer to Item 17: Financial Statements which contains the consolidated financial statements and notes to the consolidated financial statements appended as pages F-1 to F-84 to this annual report.

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

B      Significant Changes

There have been no significant changes to our operations, financial position or company structure since September 30, 2006 except for the following:

As at February 2, 2007, we had acquired a further 5,713,000 of our ordinary shares since September 30, 2006 at an average price of 1832.45 pence per ordinary share.  The purchased shares will be held as treasury shares and the total number of ordinary shares in issue (excluding shares held as treasury shares) is now 677,483,921.

Our Board of Directors has recently approved a transaction that will create distributable reserves that can be used to pay dividends to our shareholders and to undertake share repurchases.  Under this transaction, a new intermediate holding company (“Newco”) will be inserted in the Group.  Newco will be incorporated as a wholly-owned subsidiary of Imperial Tobacco Group PLC and will be interposed as an intermediate holding company immediately above Imperial Tobacco Holdings Limited.  This will be followed by a court-approved reduction of Newco’s share capital which will create distributable reserves.  The court approved capital reduction is anticipated to become effective on or around March 1, 2007.

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

	London Stock Exchange		NYSE
	High	Low	High	Low
	(Pence per ordinary share)*		(U.S. dollars per ADS)
Fiscal 2002
Annual	1160.00	686.14	35.2100	23.6000
Fiscal 2003
Annual	1110.00	909.00	36.8800	28.7700
Fiscal 2004
Annual	1286.00	967.00	46.0000	32.2500
Fiscal 2005
First Quarter	1434.00	1225.00	56.0900	44.2200
Second Quarter	1459.00	1377.00	55.6900	51.7600
Third Quarter	1544.00	1400.00	58.0100	53.0500
Fourth Quarter	1624.00	1426.00	58.1500	50.8500
Fiscal 2006
First Quarter	1771.00	1547.00	63.2500	55.0100
Second Quarter	1805.00	1633.00	63.3900	58.5100
Third Quarter	1760.00	1601.00	64.5401	59.0800
Fourth Quarter	1843.00	1664.00	69.8400	61.2500
Last six months
August 2006	1825.00	1730.00	69.7000	65.5900
September 2006	1843.00	1780.00	69.8400	67.0300
October 2006	1857.00	1764.00	71.3400	66.5000
November 2006	1880.00	1814.00	74.0800	69.7400
December 2006	2079.00	1866.00	80.9400	74.3200
January 2007 (through January 26)	2119.00	2032.00	83.0700	79.4300

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

B      Memorandum and Articles of Association

The following description of certain provisions of Imperial Tobacco’s Memorandum and Articles of Association and applicable English law is a summary only and is qualified in its entirety by reference to the Companies Act 1985 of Great Britain, as amended (the “Companies Act 1985”) and the Companies Act 2006 of Great Britain (the “Companies Act 2006”) to the extent that Act is in effect, and Imperial Tobacco’s Memorandum and Articles of Association, which have been filed as an exhibit to this annual report.

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

Directors

Imperial Tobacco’s Articles of Association provide for a board of Directors consisting of notmore than 16nor less than two Directors, who shall manage the business and affairs of Imperial Tobacco.

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

Under Imperial Tobacco’s Articles of Association, the Directors may exercise all powers of Imperial Tobacco to borrow money, to grant security over the assets of Imperial Tobacco and, subject to the provisions of the Companies Act 1985, to issue debt securities.

No person is disqualified from being a Director or is required to vacate that office by reason of an age limit requirement.  Under the Companies Act 1985, if, at a general meeting, a Director who is 70 or more years of age is proposed for election or re-election, that Director’s age must be set out in the notice of the meeting.

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

All dividends or other sums payable on or in respect of any share that remains unclaimed may be invested or otherwise made use of by the Directors for the benefit of Imperial Tobacco until claimed.  All dividends unclaimed for a period of 12 years or more after becoming due for payment will be forfeited and belong to Imperial Tobacco. Subject to the rights attaching to any shares, no dividend shall bear interest against Imperial Tobacco.

Imperial Tobacco’s Articles of Association permit, subject to obtaining the authority of the shareholders in general meeting, a scrip dividend offer or offers under which holders of ordinary shares may be given the opportunity to elect to receive fully paid ordinary shares instead of cash, or a combination of shares and cash, with respect to future dividends.

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

Voting at any meeting of shareholders is by show of hands unless a poll is demanded.  Subject to the provisions of the Companies Act 1985, a poll may be demanded by (i) the chairman of the meeting, (ii) at least three holders of ordinary shares present in person or by proxy and entitled to vote, (iii) any holder of ordinary shares present in person or by proxy and representing not less than one-tenth of the total voting rights of all holders of ordinary shares entitled to vote at the meeting or (iv) a holder of ordinary shares present in person or by proxy holding ordinary shares conferring a right to vote at the meeting, being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all ordinary shares conferring that right.  Holders of Imperial Tobacco’s ordinary shares do not have cumulative voting rights.  From the Annual General Meeting held in January 2006 onward, voting is by poll. In the case of equality of votes, the chairman of the meeting is entitled to a second or casting vote.

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless a company’s articles of association specify otherwise.  Imperial Tobacco’s Articles of Association do not specify otherwise.

Under English law, shareholders of a public company such as Imperial Tobacco are not permitted to pass resolutions by written consent.

For information on the nomination and election of Directors, see Item 6C: Board Practices.

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

Disclosure of interests

With effect from January 20, 2007, the rules relating to the disclosure of interests in shares are contained in the Handbook of the Financial Services Authority and the Companies Act 2006 (these rules implement the E.U. Transparency Obligations Directive (No.2004/109/EC)). The major shareholding notification requirements are set out in the Disclosure and Transparency Rules ("DTR5") within the Handbook. DTR5 requires shareholders (or those with rights to acquire shares) of Imperial Tobacco to simultaneously inform Imperial Tobacco and the U.K. Financial Services Authority of changes in major holdings in Imperial Tobacco's shares. Imperial Tobacco then has an obligation to disseminate this information to the wider market (by the end of the trading day following receipt of the information). This notification requirement will be triggered by direct or indirect shareholders of Imperial Tobacco if:

(A)  they have a notifiable interest in holdings of 3% or above of Imperial Tobacco’s total voting rights and capital in issue; and

(B)  their holdings change to reach, exceed or fall below every 1% above 3% of Imperial Tobacco’s total voting rights and capital in issue.

A “notifiable” interest includes direct interests (holdings of shares with voting rights attached); indirect interests (interests to acquire, dispose of, or to exercise voting rights on behalf of a third party and which may be able to control the manner in which voting rights are exercised (DTR5.2.1R)); and financial interests which give the holder the formal entitlement to acquire shares with voting rights attached.  Holders need to combine any such interests in order to determine whether the relevant threshold, triggering a notification requirement, has been met.

A change in notifiable interest is determined by the percentage of voting rights. This percentage may change as a result of (i) acquiring or disposing of shares with voting rights attached, (ii) changes to any direct or indirect major holdings of financial instruments which give the holder a right to acquire shares with voting rights attached, or (iii) a change in Imperial Tobacco's total voting rights. The percentage of voting rights is calculated on the basis of all shares in the same class to which voting rights are attached, even if the exercise of such rights is suspended (DTR5.8.7R).

To assist holders in calculating their percentage holdings, Imperial Tobacco is required under, DTR5.6.1, to disclose, at the end of each calendar month during which an increase or decrease has occurred, the total number of voting rights and capital for its ordinary shares, and the total number of voting rights for its treasury shares.

Under DTR5.5.1R, if Imperial Tobacco acquires or disposes of its own shares, it is required to make public the percentage of voting rights attributable to those shares where the acquisition or disposal reaches, exceeds or falls below 5% or 10% of the total voting rights. This notification must be made within four trading days after the transaction.

Where shareholders have combined holdings (for example of direct and indirect holdings under financial instruments) they are required to notify Imperial Tobacco and the Financial Services Authority if there is a notifiable change in one or more categories of voting rights, even if their overall percentage level of voting rights remains the same. In addition, the holder of financial instruments is required to aggregate and, if necessary, notify all instruments relating to Imperial Tobacco to the Financial Services Authority and to Imperial Tobacco.

Under Part 22 of the Companies Act 2006, Imperial Tobacco may by notice in writing (a “Part 22 Notice”) require a person that Imperial Tobacco knows, or has reasonable cause to believe is or was during the preceding three years, interested in Imperial Tobacco’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in Imperial Tobacco’s shares, to provide certain information as set out in the Companies Act 2006.

Where a Part 22 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares.  Such restrictions may also void any agreement to transfer such shares.  In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the United Kingdom.  Under Imperial Tobacco’s Articles of Association, certain of the powers of imposing restrictions granted to courts may be imposed by the board in certain circumstances.

Sections 324 and 329 of the Companies Act 1985 deal with the disclosure by a person (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies. These sections will be repealed with effect from April 6, 2007. The continuing disclosure obligations will then be contained exclusively in the Disclosure and Transparency Rules in the Handbook of the Financial Services Authority.

The U.K. City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and to their respective associates during the course of an offer period.

Pre-emptive rights and new issues of shares

Under Section 80 of the Companies Act 1985, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting.  Relevant securities, as defined in the Companies Act 1985, include Imperial Tobacco’s ordinary shares or securities convertible into Imperial Tobacco’s ordinary shares.  In addition, Section 89 of the Companies Act 1985 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 1985, which include Imperial Tobacco’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders, except insofar as such statutory pre-emption rights have been disapplied in accordance with Section 95 of the Companies Act 1985.

Imperial Tobacco has an existing general disapplication of statutory pre-emption rights and an existing general consent (within the limits prescribed by the Financial Services Authority) allowing the issuance of approximately 36,450,000 outside of shareholders’ pre-emption rights.  These expire on the closure of the annual general meeting in 2008 or, if earlier, April 29, 2008.

Variation of rights

If, at any time, Imperial Tobacco’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 1985, with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or upon the adoption of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

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

On August 23, 2006, we and Reemtsma Cigarettenfabriken GmbH entered into a share purchase agreement with Tchibo Holding Aktiengesellschaft pursuant to which we acquired all of the outstanding share capital of certain companies that own the Davidoff and Zino trademarks for cigarettes and cigarette accessories for a total cash consideration of €540 million (£368 million).

See Item 6E: Share Ownership for a description of our Share Matching Scheme, LTIP, Sharesave Scheme and International Sharesave Scheme.

See Item 6C: Board Practices—Service contracts, for a description of the service contracts to which our Directors are parties.

D      Exchange Controls

There are no U.K. restrictions on the import or export of capital that affect the remittances of dividends or other payments to non-resident holders of our ordinary shares except as otherwise set forth in Item 10E: Additional Information—Taxation and except for restrictions that may be imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act of 1946 and the Emergency Laws Act of 1964, against the government or residents of certain countries.  Except for restrictions that may be imposed from time to time by HM Treasury under such legislation, under English law and our Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold and transfer our ordinary shares in the same manner as U.K. residents or nationals.

E   Taxation

General

The following is a summary of certain U.S. federal income and U.K. tax consequences of the purchase and ownership of ADSs by a U.S. holder (as defined below) and not a complete analysis or listing of all of the possible tax consequences of such purchase or ownership.  The following discussion relates to U.S. holders who hold such ADSs as capital assets and who are the beneficial owners of such ADSs.  The tax treatment of a shareholder may vary depending on such shareholder’s particular situation and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, dual resident entities, financial institutions, regulated investment companies, persons that hold ADSs as part of a “hedging” or “conversion” transaction or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, dealers in securities, broker-dealers or entities which, alone or together with one or more associated corporations, control directly or indirectly 10% or more of our voting shares and persons who acquire ADSs as compensation) may be subject to special rules not discussed below.  The following discussion does not address alternative minimum tax consequences or consequences to a holder of an equity interest in a holder of ADSs.  Investors are advised to consult their tax advisors with respect to the tax consequences of the purchase and ownership of ADSs, including specifically the consequences under state and local tax laws.

A U.S. holder is (a) a citizen or individual resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary jurisdiction over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.  If a partnership holds ADSs, the U.S. federal income tax consequences to a partner will generally depend upon the status of the partner and the activities of the partnership.  A partner in a partnership holding ADSs should consult its tax advisor.  The following discussion does not generally deal with the position of a U.S. holder who is resident or ordinarily resident in the United Kingdom for tax purposes or who is subject to U.K. taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom.

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

The U.S. Treasury Department has expressed concern that depositories for depository receipts, or other intermediaries between the holders of ADSs of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or ADSs.  Accordingly, the analysis regarding the availability of a U.S. foreign tax credit, the availability of qualified dividend treatment, and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

Taxation of dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions paid to U.S. holders of ADSs will be treated as taxable dividend income to such U.S. holders, to the extent paid out of current or accumulated earnings and profits of ITG, as determined under U.S. federal income tax principles.  Dividend income will be includable in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by the U.S. holder and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

To the extent that the amount of any distribution exceeds ITG's current and accumulated earnings and profits for a taxable year (as so determined), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. holder on a subsequent disposition of the ADSs) and the balance in excess of adjusted basis will be taxed as capital gain recognized on a deemed sale or exchange of the ADSs.  ITG does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and therefore U.S. holders should therefore expect to treat all cash distributions as dividends for such purposes..

“Qualified dividend income” received by individual U.S. holders (as well as certain trusts and estates) in taxable years beginning before January 1, 2011 generally will be taxed at a preferential U.S. federal income tax rate provided certain conditions are met, including a minimum holding period with respect to the relevant shares of 61 days during a specified 121-day period.  For this purpose, “qualified dividend income” generally includes dividends paid on shares in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “qualifying treaty”).  Dividends paid by ITG will likely constitute “qualified dividend income” for U.S. federal income tax purposes because the ADSs are tradable on the New York Stock Exchange and ITG should be eligible for benefits under the Income Tax Convention, which is a qualifying treaty.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation is a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income.  If ITG were a PFIC in any year during which a U.S. holder owned ADSs, the U.S. holder would generally be subject to additional taxes on any “excess distributions” received from ADSs and any gain realized from sale or other disposition of the ADSs (regardless of whether ITG continued to be a PFIC).  ITG believes that it is not, and does not expect to become a PFIC for U.S. federal income tax purposes.  A determination as to whether a non-U.S. corporation is a PFIC must be made on an annual basis at the end of each taxable year, and ITG's status could change depending, among other things, upon changes in its activities and assets and upon the gross receipts and assets of corporations in which ITG owns a 25% or more interest, but which ITG does not control.  Accordingly, no assurance can be given that ITG will not be considered a PFIC in the current or any future years.  Investors should consult their tax advisors as to the consequences of an investment in a PFIC.

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

U.S. Internal Revenue Service Disclosure Reporting Requirements

Recently promulgated U.S. Treasury Regulations (the Disclosure Regulations) meant to require the reporting of certain tax shelter transactions (Reportable Transactions) could be interpreted to cover transactions generally not regarded as tax shelters.  Under the Disclosure Regulations it may be possible that certain transactions with respect to the shares and ADSs may be characterized as Reportable Transactions requiring a holder of the ADSs to disclose transactions, such as a sale, exchange, retirement or other taxable disposition of a share or ADS that results in a loss that exceeds certain thresholds and other specified conditions are met.  Prospective investors in the shares or ADRs should consult with their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the shares or ADSs, including any requirement to file Form 8886 (Reportable Transactions Statement).

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

Item 11:   Quantitative and Qualitative Disclosures about Market Risk

The following discussion of our risk management activities includes forward-looking statements that involve uncertainties.  You should read this information in conjunction with Item 5: Operating and Financial Review and Prospects and note 16 of our consolidated financial statements included in this annual report.  For a discussion of uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements, see the cautionary statements referred to in “Disclosure Regarding Forward-Looking Statements” on page iii.

The group operates a centralized treasury function (Group Treasury), that is responsible for the management of the financing risks of the group, together with its financing and liquidity requirements.  It does not operate as a profit center, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the board.  A treasury sub-committee oversees the operation of Group Treasury in accordance with the delegated authorities set out by the board.  The Group Treasurer reports on a regular basis to the board, including provision of monthly treasury summaries and an annual review of strategy.

By their nature, derivative instruments involve risk, including market risk and the credit risk of non-performance by counterparties.  We have entered into such transactions with a diversified group of major financial institutions with suitable credit ratings in order to manage credit exposure.  Based on our portfolio of financial and derivative instruments as at September 30, 2006 and September 30, 2005, we do not consider the risk of non-performance by counterparties to be material to us.

The financial instruments held by the group as at September 30, 2006 and as at September 30, 2005 can be found in note 16 of our consolidated financial statements included in this annual report.  The table in note 16 (iv) presents the nominal value of such instruments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the weighted average interest rates relevant.

Exposure to interest rate fluctuations

The group is exposed to fluctuations in interest rates on its borrowings and cash surplus.  The most material risk is in respect of its borrowings.  The group operates a policy designed to reduce this risk and maintain a cost efficient balance of fixed and floating rate debt.

Group Treasury monitors the group’s borrowing levels using adjusted net debt which includes the fair value of the principal amounts due to be exchanged at maturity under cross currency swaps and excludes the fair value of interest rate derivatives and interest accruals.  As at September 30, 2006, approximately 21% (2005: 21%) of adjusted net debt was denominated in sterling and 79% (2005: 77%) in euro.  Accordingly, the group’s financial results are currently exposed to gains and losses arising from fluctuations in sterling and euro interest rates.

In order to manage its interest rate risk on the borrowings, we separate the borrowing activities from interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue.  We then transact interest rate swaps at other times for different notional amounts and different maturities to manage our exposure to interest rate risk.  As at September 30, 2006, 51% (2005: 41%) of adjusted net debt was at a floating rate of interest and 49% (2005: 59%) at a fixed rate of interest.

Based on our gross interest charge for fiscal 2006, a 10% relative increase in interest rates would result in an approximate increase of £6.1 million (2005: £5.2 million) in the gross interest charge.  This sensitivity analysis is based on a simple model of monthly average gross floating rate debt by currency multiplied by average monthly interest rates, increased by 10%.

Exposure to currency fluctuations

We are exposed to movements in exchange rates for transactions in foreign currencies, together with the translation of the accounts of overseas subsidiaries into the consolidated accounts.

On significant acquisitions of overseas companies, borrowings are made in local currency, after the use of derivative financial instruments where necessary, to minimize the balance sheet translation risk.  It remains our policy not to hedge income statement translation exposures.  Transaction exposures are hedged where deemed appropriate with the use of foreign exchange contracts.

In fiscal 2006, 59% of our revenue, or £6,914 million, and 62% of our profit from operations, or £815 million, was in international markets, compared with 58% of our revenue and 63% of our profit from operations in fiscal 2005.  The majority of sales in these markets are invoiced by us in currencies other than in pounds sterling, in particular, the euro, Australian dollars, U.S. dollars and other European currencies.  Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

Based on our results for fiscal 2006, a 10% fluctuation in the value of the pounds sterling relative to each of the other currencies in the countries in which we sell our products would result in a £691 million and £82 million change in revenue and profit from operations, respectively.

We use forward foreign exchange contracts, to reduce some of our exposure to the risk that forecasted sales of products to customers who are invoiced in currencies other than sterling would be adversely affected by movements in exchange rates.  As at September 30, 2006, we had £32 million notional amount outstanding forward foreign exchange contracts, with a fair value gain of approximately £0.2 million, hedging forecast Taiwanese dollar sales over the next year.  As at September 30, 2005, there were £36 million notional amount outstanding forward foreign exchange contracts, with a fair value gain of approximately £0.2 million, hedging forecast Taiwanese dollar sales over the next year.

Exposure to tobacco leaf price fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf.  As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown.  Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.  Political situations, such as that in Zimbabwe, can result in a significantly reduced tobacco crop.  We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, India, Greece, Spain and Bulgaria.  Our acquisition of Tobaccor has given us a small direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries.

In fiscal 2006, we purchased approximately 131,100 tonnes of tobacco leaf through a number of well-established international tobacco merchants.  There is no futures market for tobacco and there is limited ability to enter into long-term contracts based on price.  Based on fiscal 2006 purchase volumes, a 10% relative fluctuation in the cost of tobacco leaf would have resulted in a change of approximately £21 million in tobacco leaf costs to the group.  We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturer’s own price increases and thereby limit any related effect on our profit from operations.

Item 12:   Description of Securities other than Equity Securities

This item is not applicable.

PART II

Item 13:     Defaults, Dividend Arrearages and Delinquencies

There are no matters to be reported under this item.

Item 14:     Material Modifications to the Rights of Security Holders and Use of Proceeds

There are no matters to be reported under this item.

Item 15:     Controls and Procedures

A   Disclosure controls and procedures

Details of the internal controls and procedures in place are set out below.  This item should be read in conjunction with Item 6C: Board Practices.

Audit Committee

The audit committee reviews, where practicable, all proposed announcements to be made by the group to the extent that they contain material financial information.  It also reviews reports from management made during the certification process for this report, concerning the design and operation of internal controls or material weaknesses in the controls, including any fraud involving management or other employees involved in the group’s financial controls.  The committee monitors and reviews the effectiveness of the group’s internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as the group’s statements on internal controls before they are agreed by the board for each year’s annual report.  The audit committee has also monitored the group’s response to the requirements of the Sarbanes-Oxley Act as they apply to foreign private issuers, with particular focus on the progress made in evaluating internal controls as required by Section 404 of that Act.  The board retains overall responsibility for internal control and the identification and management of business risk.  During the year, the committee also reviewed the processes which have been established throughout the group to implement compliance with IFRS reporting requirements.

Control processes

The board reviews its strategic plans and objectives on an annual basis.  Control is exercised at group and local levels through monthly monitoring of performance and by regular visits to group companies by executives and senior management.  Group companies and functional heads submit annual risk reports to the Group Chief Executive and Group Finance Director, summarizing the key risks facing their businesses and the controls in place to mitigate the effects of those risks.  These reports, together with reports on internal control and departures, if any, from established group procedures prepared by the internal Group Compliance function and/or external auditors, are reviewed by the Group Finance Director and the audit committee.  Group companies must also submit internal control certification letters to the Group Chief Executive and Group Finance Director on internal control and risk management issues, with comments on the control environment within their operations.  These are summarized for the audit committee, and the chairman of the audit committee reports to the board on any matters which have arisen from the committee’s review of the way in which the risk management and internal control processes have been applied.  Key management of group companies is also required to support the disclosures and attestations that the Group Chief Executive and Group Finance Director are required to give under the Sarbanes-Oxley Act.

The board has formal procedures in place for the approval of investment and acquisition projects, with designated levels of authority, supported by post investment review processes for selected acquisitions and major capital expenditures.  The board considers social, environmental and ethical matters in relation to the group’s businesses and assesses these when reviewing the risks faced by the group.  The board is conscious of the effect such matters may have on the short and long-term value of the group.

The group’s external auditors and the Head of Group Compliance attend audit committee meetings and receive its papers.  The audit committee members always have the opportunity to meet the Head of Group Compliance and the external auditors without the presence of executive management.

The group is required to comply with applicable U.S. regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers.  Accordingly, the group has established a disclosure committee comprising the Company Secretary, the Head of Group Compliance, the Group Financial Controller and Senior Legal Counsel.  The committee has reviewed the group’s disclosure controls and procedures as of September 30, 2006 for their effectiveness.  There were no significant changes in those controls and procedures or in other factors that could significantly affect those controls subsequent to the date at which the evaluation was completed.

B   Management’s annual report on internal control over financial reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, group management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) and 15d - 15(f) under the Exchange Act, as amended.  The group’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliations required under U.S. GAAP.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of ITG’s financial statements would be prevented or detected.

The group’s management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the group’s internal control over financial reporting was effective as of September 30, 2006.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for the fiscal year ended September 30, 2006, has also audited management’s assessment of the effectiveness of the group’s internal control over financial reporting and the effectiveness of the group’s internal control over financial reporting; their report is included herein.

Certifications by the Group Chief Executive and Group Finance Director as required by the Sarbanes-Oxley Act are submitted as exhibits to this Form 20-F (exhibit numbers 12.1, 12.2 and 13.1).

Item 16:

A   Audit Committee Financial Expert

See Item 6C: Board Practices—Audit committee.

B   Code of Ethics

See Item 6C: Board Practices—Code of ethics.

C   Principal Accountant’s Fees and Services

Fees for professional services provided by PricewaterhouseCoopers LLP, the group’s independent auditors in each of the last two fiscal periods in each of the following categories are:

	2005	2006
	In £’s million
Audit fees	3.2	3.7
Tax fees	1.3	1.1
All other fees	0.4	0.1
Total	4.9	4.9

Non-audit fees shown above include fees payable for U.K. services were £0.6 million (fiscal 2005: £1.2 million).

The Audit Committee has established processes to ensure that any non-audit services do not compromise the independence and objectivity of the external auditors, and that relevant U.K. and U.S. professional and regulatory requirements are met.  A number of criteria are applied when deciding whether pre-approval for such services should be given.  These include the nature of the service, the level of fees and the practicality of appointing an alternative provider, having regard to the skills and experience required to supply the service effectively.  Cumulative fees for audit and non-audit services are presented to the Audit Committee on a semi-annual basis for review.  The Audit Committee is responsible for monitoring adherence to the pre-approval policy.

D   Exemptions from Listing Standards for Audit Committees

There are no matters to be reported under this item.

E   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended September 30, 2006 we spent £556 million on 32 million shares.  The average share price paid was 1702 pence, excluding transaction costs.

Shares were purchased on market on the London Stock Exchange and are held as treasury shares on the balance sheet.  We have shareholder approval to buy back up to 72,900,000 shares, being approximately 10% of our issued share capital.  The Directors choose to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally.  The authority, which was renewed at our Annual General Meeting on 30 January 2007, will expire at the conclusion of our Annual General Meeting in 2008, or if earlier, 29 April 2008, however, we intend to seek renewal of this authority at subsequent Annual General Meetings.

The share buyback program is ongoing, and in the absence of value creating acquisitions, we intend to spend up to our annual free cash flow.

Pursuant to the buyback program, in the course of fiscal 2006 we purchased shares as follows:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum number of shares that could still have been purchased under the program
October 4 - October 28, 2005	3,095,000	1584.46	16,610,000	56,290,000
November 2 - November 25, 2005	295,000	1645.84	16,905,000	55,995,000
December 6 - December 30, 2005	2,110,000	1732.65	19,015,000	53,885,000
January 3 - January 27, 2006	3,325,000	1666.08	22,340,000	50,560,000
February 6 - February 24, 2006	2,910,000	1723.30	25,250,000	69,990,000
March 1 - March 31, 2006	5,620,000	1746.76	30,870,000	64,370,000
April 3 - April 28, 2006	3,300,000	1708.65	34,170,000	61,070,000
May 2 - May 31, 2006	3,635,000	1666.99	37,805,000	57,435,000
June 1 - June 27, 2006	1,655,000	1629.80	39,460,000	55,780,000
July 5 - July 31, 2006	2,119,500	1691.88	41,579,500	53,660,500
August 1 - August 31, 2006	1,946,500	1766.97	43,526,000	51,714,000
September 1 - September 28, 2006	2,478,000	1805.59	46,004,000	49,236,000

All purchases were made in market transactions effected on the London Stock Exchange.  No purchases were made other than in accordance with our buyback program.

PART III

Item 17:     Financial Statements

Our consolidated financial statements, together with the report thereon by our Independent Registered Public Accounting Firm, are filed as part of this annual report as pages F-2 to F-80.

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
4.14

Euro 10,000,000,000 Debt Issuance Program (Euro Medium Term Note Program) of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC, guaranteed by Imperial Tobacco, with 14 banks in dealer group, including J.P. Morgan Cazenove as arranger (incorporated by reference to Exhibit 4.14 in the 2005 20-F Registration Statement).

4.15	Share Purchase Agreement dated 23 August, 2006 between Tchibo Holding Aktsellschaft, Reemtsma Cigarettenfabriken GmbH and Imperial Tobacco Group PLC.
8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 32 of the Notes to Consolidated Financial Statements included in this annual report.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the 2003 20-F Registration Statement)
12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1

Consent of PricewaterhouseCoopers LLP to the incorporation by reference of the audit report contained in this Form 20-F into Imperial Tobacco Group PLC’s registration statement on Form S-8 (File No. 333-124333) filed with the SEC on April 26, 2006. Form S-8 (File No. 333-124335) filed on April 26, 2005 and on Form S-8 (File No. 333-134158) filed on May 16, 2006.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL TOBACCO GROUP PLC
By:	/s/ GARETH DAVIS
Name:	Gareth Davis
Title:	Chief Executive
Date:	February 2, 2007

IMPERIAL TOBACCO GROUP PLC
INDEX TO FINANCIAL STATEMENTS

IMPERIAL TOBACCO GROUP PLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Imperial Tobacco Group PLC

We have completed an integrated audit of Imperial Tobacco Group PLC’s September 30, 2006 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006 and an audit of its September 30, 2005 consolidatedfinancial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated income statementsand the related consolidated balance sheets, consolidated cash flow statements and, consolidated statements of recognized income and expense present fairly, in all material respects, the financial position of Imperial Tobacco Group PLC and its subsidiaries at September 30, 2006 and September 30, 2005 and the results of their operations and cash flows for each of the two years in the period ended September 30, 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in the presentation of accounts and accounting policies in the financial statements, Imperial Tobacco Group has adopted the new accounting standards IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” as of October 1, 2005. The change has been accounted for prospectively from October 1, 2005.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Management’s annual report on internal control over financial reporting” as set out in Item 15B, that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal

IMPERIAL TOBACCO GROUP PLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted  accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Bristol, United Kingdom
February 2, 2007

IMPERIAL TOBACCO GROUP PLC
CONSOLIDATED INCOME STATEMENTS

			For the year ended September 30
		Notes	2005	2006
	Revenue	1	11,229	11,676
	Duty	1	(8,106)	(8,514)
	Raw materials and consumables used		(651)	(641)
	Changes in inventories of finished goods and work in progress		3	(9)
	Employment costs	4	(455)	(468)
	Depreciation and amortization		(97)	(103)
	Other operating charges		(683)	(630)
	Profit from operations	1	1,240	1,311
	Investment income	5	191	283
	Finance costs	5	(353)	(426)
	Profit before taxation	2	1,078	1,168
	Taxation	6	(288)	(310)
	Profit for the year		790	858
	Attributable to:
	Equity holders of the Company		784	851
	Minority interests		6	7
Earnings per ordinary share	—Basic		108.6p	122.2p
	—Diluted		108.1p	121.6p

All activities derive from continuing operations.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC
CONSOLIDATED BALANCE SHEETS

		September 30,	September 30,
	Notes	2005	2006
		(In £’s million)
Non-current assets
Intangible assets	9	3,554	3,910
Property, plant and equipment	10	642	580
Investments in associates	11	5	5
Retirement benefit assets	18	259	397
Trade and other receivables	13	4	19
Deferred tax assets	17	62	71
		4,526	4,982
Current assets
Inventories	12	857	789
Trade and other receivables	13	1,012	1,067
Current tax assets	6	44	13
Cash and cash equivalents	14	256	263
Derivative financial instruments	16	—	29
		2,169	2,161
Total assets		6,695	7,143
Current liabilities
Borrowings	16	(707)	(1,122)
Derivative financial instruments	16	—	(119)
Trade and other payables	15	(1,528)	(1,433)
Current tax liabilities	6	(235)	(272)
Provisions	19	(50)	(56)
		(2,520)	(3,002)

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC
CONSOLIDATED BALANCE SHEETS (Continued)

	Notes	September 30, 2005	September 30, 2006
		(In £’s million)
Non-current liabilities
Borrowings	16	(2,775)	(2,930)
Derivative financial instruments	16	(57)	—
Trade and other payables	15	(11)	(5)
Deferred tax liabilities	17	(133)	(135)
Retirement benefit liabilities	18	(438)	(434)
Provisions	19	(56)	(39)
		(3,470)	(3,543)
Total liabilities		(5,990)	(6,545)
Net assets		705	598
Equity
Share capital	20	73	73
Share premium account	22	964	964
Retained earnings	22	(370)	(423)
Exchange translation reserve	22	19	(35)
Equity attributable to the equity holders of the Company		686	579
Minority interests	23	19	19
Total equity		705	598

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

	For the year ended September 30,
	2005	2006
	(In £’s million)
Exchange movements	19	(54)
Actuarial gains on retirement benefits	101	100
Deferred tax relating to actuarial gains on retirement benefits	(34)	(24)
Deferred tax on other items taken directly to or transferred from equity	—	7
Net income recognized directly in equity	86	29
Profit for the year	790	858
Total recognized income and expense for the year	876	887
Attributable to:
Equity holders of the Company	870	880
Minority interests	6	7
Total recognized income and expense for the year	876	887
Adoption of IAS 39 attributable to:
Equity holders of the Company		6
Minority interests		-—
		6

IMPERIAL TOBACCO GROUP PLC
CONSOLIDATED CASH FLOW STATEMENTS

		For the year ended September 30,
	Notes	2005	2006
		(In £’s million)
Cash flows from operating activities	27	1,143	1,155
Cash flows from investing activities
Interest received		16	13
Purchase of property, plant and equipment		(92)	(75)
Proceeds from sale of property, plant and equipment		27	15
Purchase of intangible assets—trademarks		—	(368)
Purchase of intangible assets—software		(10)	(7)
Purchase of subsidiary undertakings		(6)	(68)
Net cash used in investing activities		(65)	(490)
Cash flows from financing activities
Interest paid		(212)	(199)
Purchase of treasury shares		(201)	(556)
Proceeds from sale of shares held under Employee Share Ownership Trusts		3	7
Purchase of shares held under Employee Share Ownership Trusts		(8)	(55)
(Decrease)/increase in borrowings		(374)	561
Dividends paid to minority interests		(4)	(7)
Dividends paid to shareholders		(373)	(406)
Net cash used in financing activities		(1,169)	(655)
Net (decrease)/increase in cash and cash equivalents		(91)	10
Cash and cash equivalents at start of year		339	256
Effect of foreign exchange rates		8	(4)
Adjustments relating to adoption of IAS 39 from October 1 2005		—	1
Cash and cash equivalents at end of year		256	263

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as endorsed by the European Union (collectively “IFRS”) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The 2006 financial statements are the group’s first full year consolidated financial statements prepared under IFRS, with a transition date of October 1, 2004. Consequently, the comparative figures for 2005 and the group’s balance sheet as at October 1, 2004 have been restated to comply with IFRS, with the exception of IAS 32: “Financial instruments: disclosure and presentation” and IAS 39: “Financial instruments: recognition and measurement”, which have been applied from October 1, 2005. In addition, IFRS 1 on first time adoption allows certain exemptions from retrospective application of IFRS in the opening balance sheet for 2004. Where these have been used, they are explained in the relevant accounting policies below.

The financial statements have been prepared under the historical cost convention except as described in the accounting policies on financial instruments and retirement benefit schemes below.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the Critical Accounting Estimates and Judgments note on pages F-17 to F-19. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgment at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions. This could affect future financial statements as the original estimates are modified, as appropriate, in the year in which the circumstances change.

A summary of the more important group accounting policies is set out below.

Basis of consolidation

The consolidated accounts comprise Imperial Tobacco Group PLC (the Company) and all its subsidiary undertakings.

Subsidiaries are those entities controlled by the group. Control exists when the group has the power to govern the financial and operating policies of an enterprise taking into account any potential voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the consideration plus costs directly attributable to the acquisition. The excess of the cost of the acquisition over the group’s share of the fair value of the net identifiable assets of the subsidiary acquired is recorded as goodwill.

Intragroup transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The principal operating subsidiary undertakings are listed on pages F-75 and F-77.

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES (Continued)

Segmental reporting

A segment is a distinguishable component of the group that is engaged in providing products or services within a particular economic environment.

The principal activity of the group is the manufacture, marketing and sale of tobacco and tobacco related products. The management structure is based on geographical regions. These geographical regions of U.K., Germany, Rest of Western Europe and Rest of the World have been used as the primary reporting segments. The manufacture, marketing and sale of tobacco and tobacco related products is a single integrated business and as a consequence, the group has only one business segment and no secondary segment disclosure has been made. The central costs are allocated to segments on a consistent basis of revenue less duty.

The prices agreed between group companies for intragroup sales of materials, manufactured goods, charges for royalties, commissions and fees are based on normal commercial practices which would apply between independent businesses.

Foreign currencies

Items included in the financial statements of each group company are measured using the currency of the primary economic environment in which the company operates.

The income and cash flow statements of non-sterling denominated group companies are translated to sterling (the group’s presentation currency) at average rates of exchange in each period. Assets and liabilities of these companies are translated at rates of exchange ruling at the balance sheet date. The differences between retained profits and losses translated at average and closing rates are taken to reserves as are differences arising on the retranslation to sterling of non-sterling denominated net assets at the beginning of the year. Any translation differences that have arisen since October 1, 2004 are presented as a separate component of equity. As permitted by IFRS 1, any differences prior to this date are not included in this separate component of equity.

Foreign currency transactions are initially recorded at the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying net investment hedges.

Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts. Revenue from the sale of goods is recognized when a group company has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured. Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered. License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

Duty

In countries where duty is a production tax, duty is included in the income statement as an expense. Where duty is a sales tax, duty is deducted from revenue.

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES (Continued)

Taxes

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided in full on temporary differences between the carrying amount of assets and liabilities in the financial statements and the tax base. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Deferred tax assets and liabilities are not discounted. Deferred tax is determined using the tax rates that have been enacted or substantially enacted by the balance sheet date, and are expected to apply when the deferred tax liability is settled or the deferred tax asset is realized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries (including overseas subsidiaries), except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognized in the income statement, except where it relates to items recognized directly in equity, in which case it is recognized in equity.

Dividends

Final dividends are recognized as a liability in the group’s financial statements in the period in which the dividends are approved by shareholders, while interim dividends are recognized in the period in which the dividends are paid.

Intangible fixed assets—goodwill

Goodwill represents the excess of the cost of an acquisition over the group’s share of the fair value of the net identifiable assets and liabilities acquired, both tangible and intangible.

Goodwill arising on acquisitions made on or after September 27, 1998 is capitalized. Previously all goodwill was written off through equity in the period of acquisition. As permitted under IFRS 1, goodwill arising on acquisitions prior to October 1, 2004 is stated in accordance with U.K. GAAP and has not been remeasured on transition to IFRS. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Any impairment is recognized immediately in the income statement and cannot subsequently be reversed. Goodwill is allocated to groups of cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Gains or losses on the disposal of a group company are determined by comparing the proceeds with the carrying value of the group company’s assets and liabilities including the carrying amount of related goodwill.

Goodwill previously written off directly to reserves under U.K. GAAP is not recycled to the income statement on the disposal of the subsidiary to which it relates.

Intangible fixed assets—other

These consist mainly of acquired trademarks, licenses and computer software which are carried at cost less accumulated amortization and impairment. Trademarks include the Davidoff cigarette trademark

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES (Continued)

which was acquired in September 2006. The directors are of the opinion that this trademark has an indefinite life, based on the fact that Davidoff is an established international brand with global growth potential. Other trademarks, licenses and computer software are amortized on a straight line basis over their useful lives. For trademarks and licenses (other than Davidoff) the useful life does not exceed 20 years. Computer software is written off over a period that does not exceed five years.

Property, plant and equipment

Property, plant and equipment are shown in the balance sheet at their historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the assets’ carrying amounts or recognized as a separate asset as appropriate only when it is probable that future economic benefits associated with them will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement as incurred.

Land is not depreciated. Depreciation is provided so as to write off the initial cost of each asset to its residual value over its estimated useful life as follows:

Freehold and leasehold buildings	up to 50 years (straight line)
Plant and equipment	2 to 20 years (straight line/reducing balance)
Fixtures and motor vehicles	2 to 14 years (straight line)

The assets’ residual values and useful lives are reviewed and, if appropriate, adjusted at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

Impairment of assets

Assets that are not subject to amortization or depreciated are tested at least annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Financial instruments (2006)

Financial assets and financial liabilities are recognized when the group becomes a party to the contractual provisions of the relevant instrument. Financial assets are de-recognized when the rights to receive benefits have expired or been transferred, and the group has transferred substantially all risks and rewards of ownership. Financial liabilities are de-recognized when the obligation is extinguished.

Non-derivative financial assets are classified as either receivables or cash and cash equivalents. They are stated at amortized cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES (Continued)

of those receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is recognized in the income statement. For interest-bearing assets, the carrying value includes accrued interest receivable.

Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments.

Non-derivative financial liabilities are stated at amortized cost using the effective interest method. For borrowings, the carrying value includes accrued interest payable, as well as unamortized issue costs. All borrowing costs are recognized in profit or loss in the period in which they are incurred.

The group transacts derivative financial instruments to manage the underlying exposure to foreign exchange and interest rate risks. The group does not transact derivative financial instruments for trading purposes. Derivative financial assets and liabilities are included in the balance sheet at fair value, which includes accrued interest receivable and payable where relevant. However, as the group has decided not to hedge account for its derivative financial instruments (as permitted under IAS 39), changes in fair values are recognized in the income statement in the period in which they arise.

Financial instruments (2005)

As noted above, the group has chosen to utilize the IFRS 1 exemption from the requirement to restate comparative information for IAS 32 and IAS 39. For the year ended September 30, 2005, financial instruments are accounted for in accordance with U.K. GAAP using the following policies.

Derivative financial instruments are used to manage exposure of foreign exchange and interest rate risks and are not used for trading purposes. Instruments qualify for hedge accounting where the underlying asset or liability has characteristics which can be directly related to the instrument transacted.

Interest differentials arising under interest rate swaps are taken to the income statement on an accruals basis and included within interest payable or receivable. Any premiums or discounts received or paid are amortized over the lives of the instruments.

The principal amounts due to be exchanged at maturity under cross-currency swaps are revalued at the exchange rates ruling at the balance sheet date and included within derivative financial instruments.

Where forward foreign exchange contracts are used to hedge future transactions, gains and losses are not recognized until the transactions occur.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating activity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Leaf tobacco inventory which has an operating cycle that exceeds twelve months is classified as a current asset, consistent with recognized industry practice.

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES (Continued)

Provisions

A provision is recognized in the balance sheet when the group has a legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle that obligation, and a reliable estimate of the amount can be made.

A provision for restructuring is made when the group has approved a detailed formal restructuring plan, and the restructuring has either commenced or been publicly announced. Future operating losses are not provided for.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Retirement benefit schemes

The group operates a number of retirement benefit schemes for its employees, including both defined benefit and defined contribution schemes. The group’s two principal schemes are defined benefit schemes and are operated by Imperial Tobacco Limited in the U.K. and Reemtsma Cigaretten Fabriken GmbH in Germany. The U.K. scheme’s assets are held in trustee administered funds while the German scheme is unfunded.

Under a defined benefit scheme, the amount of retirement benefit that will be received by an employee is defined. The amount recognized in the balance sheet is the difference between the present value of the defined benefit obligation at the balance sheet date and the fair value of the scheme assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the average vesting period. All actuarial gains and losses, including differences between actual and expected returns on assets and differences that arise as a result of the changes in actuarial assumptions are recognized immediately in full in the statement of recognized income and expense for the period in which they arise.

For defined contribution schemes, the group pays a defined contribution to the scheme; there are no further payment obligations once these contributions have been paid. Such contributions are recognized as an employee benefit expense when they are due. Any prepaid contributions are recognized as an asset to the extent that a cash refund or reduction in future payments is available.

The group has taken advantage of the optional exemption under IFRS 1 to recognize all cumulative actuarial gains and losses with respect to employee retirement benefit schemes in the equity attributable to equity holders of the Company at October 1, 2004.

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES (Continued)

Share-based payments

The group applies the requirements of IFRS 2 “Share-based payments” to equity-based employee compensation schemes in respect of awards granted after November 7, 2002 which remained unvested at January 1, 2005, the dates specified in IFRS 1.

The cost of employees’ services received in exchange for the grant of rights under equity-based employee compensation schemes is measured at the fair value of the equity instruments granted and is expensed over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, excluding the impact of any non-market vesting conditions (e.g. earnings per share). Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date, the group revises its estimates of the number of equity instruments that are expected to become exercisable. It recognizes the impact f the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value is measured based on an appropriate valuation model, taking into account the terms and conditions upon which the equity instruments were granted.

In order to manage the related exposure, the group buys shares to satisfy rights arising under equity-based employee compensation schemes. On consolidation, these shares are accounted for as a deduction from equity attributable to the equity holders of the Company. No additional shares are issued as a result of the equity compensation plan. When the rights are exercised, equity is increased by the amount of the proceeds received.

Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted on consolidation from equity attributable to the equity holders of the Company until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the equity holders of the Company.

Initial adoption of IFRS

In restating its transition balance sheet at October 1, 2004, the group elected to take the following exemptions under IFRS 1:

IFRS 2 “Share-based Payments”   The group elected to apply IFRS 2 only to equity-based employee compensation schemes in respect of awards granted after November 7, 2002 that remained unvested at January 1, 2005, the dates specified in IFRS 1.

IFRS 3 “Business Combinations”   The group elected not to apply IFRS 3 retrospectively to business combinations that took place prior to the date of transition. In the opening balance sheet, goodwill and other assets and liabilities acquired in previous transactions remain at the same carrying value as under U.K. GAAP.

IMPERIAL TOBACCO GROUP PLC
ACCOUNTING POLICIES (Continued)

IAS 19 “Employee Benefits”   The group has taken advantage of the optional exemption to recognize all cumulative actuarial gains and losses with respect to employee retirement benefit schemes in the equity attributable to the equity holders of the Company at October 1, 2004.

IAS 21 “The Effects of Changes in Foreign Exchange Rates”   Cumulative exchange differences on retranslation of net investments in overseas subsidiaries, which are recognized separately in equity under IFRS, are deemed to be nil at October 1, 2004.

IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”   IAS 32 and IAS 39 have been applied from October 1, 2005.

Standards and interpretations issued but not applied

At the date of approval of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were issued but the application was not yet mandatory for the period:

IFRS 6	Exploration for and Evaluation of Mineral Resources
IFRS 7	Financial Instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures
IFRIC 4	Determining whether an Arrangement contains a Lease
IFRIC 5	Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the group.

IMPERIAL TOBACCO GROUP PLC
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The group makes estimates and assumptions regarding the future.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the future, actual experience may deviate from these estimates and assumptions.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Legal proceedings

In accordance with IFRS, the group only recognizes liabilities where there is a present obligation from a past event, a transfer of economic benefits is probable and the amount of costs of the transfer can be reliably estimated.  In such instances a provision is calculated and recorded in the financial statements.  In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the financial statements.

A contingent liability arises when a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group; or from a present obligation that arises from past events but is not recognized because it is not possible that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

Realization of any contingent liabilities not currently recognized or disclosed in the financial statements could have a material effect on the group’s financial condition.

Application of these accounting principles to legal cases in which claimants are seeking damages for alleged smoking-related health effects is inherently difficult, given the complex nature of the facts and law involved.  Deciding whether or not to provide for loss in connection with such claims requires the group’s management to make determinations about various factual and legal matters beyond its control.

The group reviews outstanding legal cases following developments in the legal proceedings and at each balance sheet date, in order to assess the need for provisions in its financial statements.  Among the factors considered in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, experience of similar cases and any decision of the group’s management as to how it will respond to the litigation, claim or assessment.

To the extent that the group’s determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with an adverse impact upon the group’s profit from operations, financial position and liquidity.

The group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects.  In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have an adverse effect upon the revenue, profit or financial condition of the group.  Consequently, in respect of any

IMPERIAL TOBACCO GROUP PLC
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

such cases, the group has not provided for any amounts in the consolidated financial statements.  See note 26 to these financial statements.

Property, plant and equipment and intangible assets

Intangible assets (other than goodwill and the Davidoff cigarette trademark) and property, plant and equipment are amortized or depreciated over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness.  Due to the long lives of assets, changes to the estimates used can result in significant variations in the carrying value.

The group assesses the impairment of property, plant and equipment and intangible assets subject to amortization or depreciation whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Factors considered important that could trigger an impairment review include the following:

•  significant underperformance relative to historical or projected future operating results;

•  significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•  significant negative industry or economic trends.

Additionally, goodwill arising on acquisitions and the Davidoff cigarette trademark are subject to impairment review.  The group’s management undertakes an impairment review annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.  When it is determined that there is an indicator that the carrying value may not be recoverable, impairment is measured based on estimates of the fair values of the underlying assets of the cash generating unit.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the group’s accounting estimates in relation to property, plant and equipment and intangible assets affect the amounts reported in the financial statements, especially the estimates of the expected useful economic lives and the carrying values of those assets.  If business conditions were different, or if different assumptions were used in the application of this and other accounting estimates, it is likely that materially different amounts could be reported in the group’s financial statements.

See notes 9 and 10 to these financial statements.

Retirement benefits

The costs, assets and liabilities of the defined benefit retirement schemes operating within the group are determined using methods relying on actuarial estimates and assumptions.  Details of the key assumptions are set out in note 18.  The group takes advice from independent actuaries relating to the appropriateness of the assumptions.  It is important to note, however, that comparatively small changes in the assumptions used may have a significant effect on the income statement and balance sheet.

IMPERIAL TOBACCO GROUP PLC
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

Income taxes

The group is subject to income tax in numerous jurisdictions and significant judgment is required in determining the provision for tax.  There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognizes liabilities for anticipated tax issues based on estimates of the additional taxes that are likely to become due.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

See note 6 to these financial statements.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS

1       Segmental information

The principal activity of the group is the manufacture, marketing and sale of tobacco and tobacco related products.  The management structure is based on geographical regions.  These geographical regions of U.K., Germany, Rest of Western Europe and Rest of the World have been used as the primary reporting segments.  The manufacture, marketing and sale of tobacco and tobacco related products is a single integrated business and as a consequence, the group has only one business segment and no secondary segment disclosure has been made.  The central costs are allocated to segments on the basis of revenue less duty.

Geographical consolidated income statement by destination of sales

	2005			2006
	Revenue	Duty	Profit from operations	Revenue	Duty	Profit from operations
	(In £’s million)
U.K.	4,710	3,910	460	4,762	3,927	496
Germany	2,630	2,000	265	2,707	2,123	243
Rest of Western Europe	1,571	927	308	1,647	1,010	321
Rest of the World	2,318	1,269	207	2,560	1,454	251
International	6,519	4,196	780	6,914	4,587	815
	11,229	8,106	1,240	11,676	8,514	1,311

Geographical reconciliation of profit from operations to adjusted profit from operations by destination of sales

	Adjusted profit from operations	Restructuring costs	Fair value changes on derivative financial instruments	Retirement benefits net financing income	Profit from operations
	(In £’s million)
2005
U.K	468	(8)	n/a	—	460
Germany	294	(29)	n/a	—	265
Rest of Western Europe	326	(18)	n/a	—	308
Rest of the World	209	(2)	n/a	—	207
International	829	(49)	n/a	—	780
	1,297	(57)	n/a	—	1,240
	Adjusted				Reported
Investment income	22	—	n/a	158	180
Finance costs	(206)	—	n/a	(136)	(342)
Profit before taxation	1,113	(57)	n/a	22	1,078

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

1       Segmental information (Continued)

	Adjusted profit from operations	Restructuring costs	Fair value changes on derivative financial instruments	Retirement benefits net financing income	Profit from operations
	(In £’s million)
2006
U.K	506	(10)	—	—	496
Germany	274	(31)	—	—	243
Rest of Western Europe	324	(3)	—	—	321
Rest of the World	252	(1)	—	—	251
International	850	(35)	—	—	815
	1,356	(45)	—	—	1,311
	Adjusted				Reported
Investment income	13	—	82	188	283
Finance costs	(201)	—	(83)	(142)	(426)
Profit before taxation	1,168	(45)	(1)	46	1,168

Geographical analysis of other segment items

	By location of business unit		By destination of sales
	Capital expenditure		Capital expenditure
	Property, plant & equipment	Intangible assets	Property, plant & equipment	Intangible assets	Depreciation	Amortization
	(In £’s million)
2005
U.K	23	3	25	3	20	3
Germany	17	2	15	2	17	2
Rest of Western Europe	5	1	5	1	8	8
Rest of the World	47	4	47	4	37	2
International	69	7	67	7	62	12
	92	10	92	10	82	15
2006
U.K	29	5	24	5	23	3
Germany	16	369	14	29	22	2
Rest of Western Europe	4	—	8	47	10	2
Rest of the World	26	1	29	294	39	2
International	46	370	51	370	71	6
	75	375	75	375	94	9

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

1       Segmental information (Continued)

Geographical analysis of assets and liabilities by destination of sales

	2005			2006
	Assets	Liabilities	Net Assets	Assets	Liabilities	Net Assets
	(In £’s million)
U.K	836	(650)	186	885	(670)	215
Germany	1,790	(328)	1,462	1,666	(311)	1,355
Rest of Western Europe	1,088	(312)	776	1,137	(252)	885
Rest of the World	2,360	(355)	2,005	2,682	(300)	2,382
International	5,238	(995)	4,243	5,485	(863)	4,622
	6,074	(1,645)	4,429	6,370	(1,533)	4,837
Unallocated assets and liabilities:
Cash and cash equivalents	256	—	256	263	—	263
Borrowings	—	(3,482)	(3,482)	—	(4,052)	(4,052)
Retirement benefit asset/(liability)	259	(438)	(179)	397	(434)	(37)
Taxation	106	(368)	(262)	84	(407)	(323)
Derivative financial instruments	—	(57)	(57)	29	(119)	(90)
	6,695	(5,990)	705	7,143	(6,545)	598

Geographical analysis of assets and liabilities by location of business unit

	2005			2006
	Assets	Liabilities	Net Assets	Assets	Liabilities	Net Assets
	(In £’s million)
U.K	910	(743)	167	937	(720)	217
Germany	1,873	(317)	1,556	2,027	(320)	1,707
Rest of Western Europe	1,049	(297)	752	1,028	(243)	785
Rest of the World	2,242	(288)	1,954	2,378	(250)	2,128
International	5,164	(902)	4,262	5,433	(813)	4,620
	6,074	(1,645)	4,429	6,370	(1,533)	4,837

Use of adjusted measures

Management believes that reporting adjusted measures provides a better comparison of business performance for the year and reflects the way in which the business is controlled.  Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, restructuring costs, retirement benefit net finance income, fair value gains and losses on derivative financial instruments and related taxation effects.  Reconciliations between adjusted and reported taxation are included in note 6 and between adjusted and reported earnings per share in note 8.

The term adjusted is not a defined term under International Financial Reporting Standards and may not be comparable with similarly titled measured reported by other companies.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

1       Segmental information (Continued)

The principal adjustments made to reported profits are as follows:

Restructuring costs

These are significant one-off costs incurred in integrating acquired businesses and rationalization initiatives.

Fair value gains and losses on derivative financial instruments

IAS 39 requires that all derivative financial instruments be recognized on the balance sheet at fair value, with changes in the fair value being recognized in the income statement unless the instrument qualifies for hedge accounting under IAS 39.  The group hedges underlying exposures in an efficient, commercial and structured manner.  However, the strict hedging requirements of IAS 39 lead to some commercially effective hedge positions not qualifying for hedge accounting.  As a result, the group has decided not to apply hedge accounting as permitted under IAS 39 and we exclude fair value gains and losses on derivative financial instruments from adjusted measures where appropriate.

Retirement benefit net financing income

The expected return on plan assets and the interest on retirement benefit liabilities is included within net finance costs.  Since these items do not impact cash flows and can be subject to significant volatility outside management’s control they have been eliminated from adjusted measures of net finance costs, profit before tax and earnings per share.

2       Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2005	2006
	(In £’s million)
Operating lease charges:
—plant and equipment	1	2
—other assets	11	10
Net foreign exchange gains	(2)	(18)
Write-down of inventories	1	3
Profit on disposal of property, plant and equipment	(2)	—
Repairs and maintenance costs	25	24
Impairment of trade receivables	(3)	(1)

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

2       Profit before taxation (Continued)

	2005	2006
	(In £’s million)
Analysis of fees payable to PricewaterhouseCoopers
Audit fees in respect of the audit of the accounts of the Company	0.6	0.6
Audit fees in respect of the audit of the accounts of associates of the Company	1.5	1.5
Fees for other services supplied pursuant to legislation	1.1	1.6
	3.2	3.7
Other services relating to taxation	1.3	1.1
Services relating to corporate finance transactions	0.4	0.1
	4.9	4.9

Of the above fees, £0.1 million (2005: £nil) has been capitalized in the balance sheet.

It is the responsibility of the Board of Trustees of the Imperial Tobacco Pension Fund to appoint the auditors to the scheme.  The Board of Trustees acts independently of group management.  The fees paid to PricewaterhouseCoopers in respect of the Imperial Tobacco Pension Fund were £23,500 (2005: £20,500).

3       Restructuring costs

	2005	2006
	(In £’s million)
Employment related (mainly termination)	36	23
Fixed asset write offs and impairment	13	17
Other operating charges	8	5
	57	45

In 2006 restructuring costs were primarily in respect of the closure of our Liverpool and Lahr factories.

In 2005, restructuring costs were in respect of the closure of our tube factories in Plattsburgh and Montreal, the cigarette factory in Dublin and the rolling papers factory in Treforest and a significant headcount reduction at the Berlin cigarette factory.

4       Directors and employees

	2005	2006
	(In £’s million)
Employment costs
Wages and salaries	340	340
Social security costs	60	61
Pension costs (note 18)	44	51
Share-based payments (note 21)	11	16
	455	468

For further information of Directors, Directors’ remuneration and Directors’ share options, refer to Item 6: Directors, Senior Management and Employees.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

4       Directors and employees (Continued)

Average number of persons employed by the group during the year

	2005	2006
	(Number)
U.K.	2,535	2,425
Germany	2,518	2,328
Rest of Western Europe	1,380	1,443
Rest of the World	8,477	8,290
International	12,375	12,061
	14,910	14,486

5       Net finance costs

	2005	2006
	(In £’s million)
Interest on bank deposits	(22)	(13)
Expected return on retirement benefit assets	(169)	(188)
Fair value gains on derivative financial instruments	n/a	(82)
	(191)	(283)
Investment income
Interest on bank and other loans	206	201
Interest on retirement benefit liabilities	147	142
Fair value losses on derivative financial instruments	n/a	83
Finance costs	353	426
Net finance costs	162	143

6       Taxation

Analysis of charge in the year

	2005	2006
	(In £’s million)
Current tax
U.K. Corporation tax at 30% (2005: 30%)	109	148
Overseas taxation	199	164
	308	312
Deferred tax
Origination and reversal of timing differences	(20)	(2)
Total tax charge	288	310

Adjusted taxation

The table below shows the tax impact of the adjustments made to reported profit after tax in order to arrive at the adjusted measure of earnings disclosed in note 8.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

6       Taxation (Continued)

	2005	2006
	(In £’s million)
Reported taxation	288	310
Tax on restructuring costs	15	16
Tax on retirement benefits net financing income	(6)	(16)
Adjusted tax charge	297	310

Factors affecting the current tax charge for the year

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the U.K. corporation tax rate of 30% as follows:

	2005	2006
	(In £’s million)
Profit before tax	1,078	1,168
Tax at the U.K. corporation tax rate of 30% (2005: 30%)	323	350
Tax effects of:
Differences in effective tax rates on overseas earnings	(35)	(24)
Unrecognized deferred tax asset		6
Items not deductible for tax purposes	4	2
Adjustments in respect of prior periods	(4)	(24)
Total tax charge	288	310

Factors that may affect future charges

No deferred tax is recognized in the unremitted earnings of overseas subsidiaries, as the group is able to control the source and timing of future remittances.  The group currently has no plans to remit dividends which would result in a material tax cost.

Movement on current tax account

	2005	2006
	(In £’s million)
As at October 1	(121)	(191)
Exchange movements	(9)	1
Charge to income statement	(308)	(312)
Cash paid	239	236
Other movements	8	7
As at September 30	(191)	(259)

Analysis of current tax account

	2005	2006
	(In £’s million)
Current tax assets	44	13
Current tax liabilities	(235)	(272)
	(191)	(259)

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

7       Dividends

Amounts recognized as distributions to ordinary shareholders in the year:

	2005	2006
	(In £’s million)
Final dividend for the year ended September 30, 2005 of 39.5p per share (2004: 35.0p)	253	279
Interim dividend for the year ended September 30, 2006 of 18.5p per share (2005: 16.5p)	120	127
	373	406

A final dividend for the year ended September 30, 2006 of 43.5 pence per share has been proposed.  This amounts to £295 million based on the number of shares ranking for dividend at September 30, 2006.  At the year end date, the shareholders had not yet approved the final dividend at the Annual General Meeting and therefore it is not included in the balance sheet as a liability.

8       Earnings per share

Basic earnings per share is based on the profit for the year attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the year excluding shares held to satisfy the group’s employee share schemes and shares purchased by the Company and held as treasury shares.  Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of rights held under the employee share schemes.

	2005	2006
	(In £’s million)
Earnings: basic and diluted	784	851
(Numbers in millions)
Weighted average number of shares:
Shares for basic earnings per share	721.6	696.3
Potentially dilutive share options	3.4	3.3
Shares for diluted earnings per share	725.0	699.6
(In pence)
Basic earnings per share	108.6	122.2
Diluted earnings per share	108.1	121.6

As described in note 1 above, management believes that reporting adjusted measures, including adjusted earnings per share, provides a better comparison of business performance for the year and reflects the way in which the business is controlled.  A reconciliation from reported earnings per share to adjusted earnings per share, and the earnings figures (net of tax) used in calculating them is as follows:

	2005		2006
	EPS	Earnings	EPS	Earnings
	(In £’s million unless otherwise indicated)
Reported basic	108.6p	784	122.2p	851
Restructuring costs	5.8p	42	4.2p	29
Retirement benefits net financing income	(2.2)p	(16)	(4.3)p	(30)
Fair value gains and losses on derivative financial instruments	n/a	n/a	0.1p	1
Adjusted	112.2p	810	122.2p	851

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

9       Intangible fixed assets

	Goodwill	Trademarks & licenses	Software	Total
	(In £’s million)
Cost
As at October 1, 2005	3,930	149	29	4,108
Exchange movements	(15)	(9)	(1)	(25)
Acquisitions (note 24)	11	—	—	11
Additions	—	368	7	375
Disposals	—	—	(1)	(1)
As at September 30, 2006	3,926	508	34	4,468
Accumulated amortization
As at October 1, 2005	481	55	18	554
Exchange movements	(1)	(3)	—	(4)
Amortization charge for the year	—	6	3	9
Disposals	—	—	(1)	(1)
As at September 30, 2006	480	58	20	558
Net book value
As at September 30, 2006	3,446	450	14	3,910
As at September 30, 2005	3,449	94	11	3,554

Goodwill and intangible asset impairment review

Goodwill and intangible assets with indefinite lives are allocated to the group’s cash-generating units (CGUs), which have been identified according to country of operation for distribution units, with manufacturing identified as a single separate unit. A summary of the carrying value of goodwill and intangible assets with indefinite lives, presented at CGU level, is shown as follows:

	2005		2006
	Goodwill	Intangible assets with indefinite lives	Goodwill	Intangible assets with indefinite lives
	(In £’s million)
U.K.	40	—	42	—
Germany	1,093	—	1,164	28
Rest of Western Europe	377	—	345	47
Rest of the World	1,592	—	1,549	293
Manufacturing	347	—	346	—
	3,449	—	3,446	368

The goodwill in Germany and the Rest of the World arose principally on the acquisition of Reemtsma in 2002.

The group tests goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if there are any indications that impairment may have arisen. The recoverable amount of a CGU is determined based on value-in-use calculations. The key assumptions for the value-in-use calculations are those regarding discount rates and the long-term growth rates. The discount rate is based on the weighted average cost of capital, while growth rates are based on management’s experience and

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

9  Intangible fixed assets (Continued)

expectations and do not exceed the long-term average growth rate for the area in which the CGU operates. These calculations use cash flow projections based on financial budgets approved by management, covering a three-year period. Cash flows beyond the three-year period are extrapolated using the estimated growth rates. The weighted average growth rates are consistent with forecasts and the discount rates are pre-tax.

No impairment charges were recognized in 2006 (2005: £nil).

	Growth rate(1)	Discount rate(2)
U.K.	3.4%	9.3%
Germany	3.5%	9.3%
Rest of Western Europe	5.1%	9.3%
Rest of the World	7.2%	9.3%

(1)    Weighted average growth rate used to extrapolate cash flows beyond the budget period

(2)    Pre-tax discount rate applied to the cash flow projections.

Acquisition of Davidoff cigarette trademark

On September 5, 2006, the group acquired the worldwide Davidoff cigarette trademark for a cash consideration of £368 million. The group had been the long term licensee of the trademark following the acquisition of Reemtsma in 2002. Given the global growth potential of the brand, the Directors consider that the Davidoff cigarette trademark has an indefinite life and it is therefore not subject to amortization. It is, however, subject to an annual impairment review under the requirements of IAS 36.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

10    Property, plant and equipment

	Property	Plant and equipment	Fixtures and motor vehicles	Total
	(In £’s million)
Cost
As at October 1, 2005	166	776	151	1,093
Exchange movements	(2)	(14)	(1)	(17)
Reclassifications	—	(2)	2	—
Acquisitions (note 24)	—	1	1	2
Additions	2	52	21	75
Disposals	(9)	(33)	(15)	(57)
As at September 30, 2006	157	780	159	1,096
Accumulated depreciation
As at October 1, 2005	3	370	78	451
Exchange movements	—	(5)	(1)	(6)
Charge for the year	6	67	21	94
Impairment	6	10	1	17
Disposals	(3)	(27)	(10)	(40)
As at September 30, 2006	12	415	89	516
Net book value
As at September 30, 2006	145	365	70	580
As at September 30, 2005	163	406	73	642

Land and buildings at net book value

	2005	2006
	(In £’s million)
Freehold	151	133
Long leasehold	12	12
	163	145

Assets with a net book value of £1 million (2005: £1 million) are pledged as security for liabilities.

11    Investments in associates

	2005	2006
	(In £’s million)
Fixed asset investments
As at October 1	7	5
Impairments	(2)	—
As at September 30	5	5

None of the associates is considered to be significant to the group.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

12    Inventories

	2005	2006
	(In £’s million)
Raw materials	301	259
Work in progress	16	14
Finished stock	407	410
Other stock	133	106
	857	789

Other stock comprises mainly duty-paid tax stamps.

It is generally recognized industry practice to classify leaf tobacco stocks as a current asset although part of such stock, because of the duration of the processing cycle, ordinarily would not be consumed within one year. Leaf tobacco held within raw material stocks at the balance sheet date will ordinarily be utilized within two years.

13    Trade and other receivables

	2005		2006
	Current	Non-current	Current	Non-current
	(In £’s million)
Trade receivables	966	—	1,012	—
Less: provision for impairment of receivables	(7)	—	(6)	—
Net trade receivables	959	—	1,006	—
Other receivables	28	2	16	15
Prepayments and accrued income	25	2	45	4
	1,012	4	1,067	19

14    Cash and cash equivalents

	2005	2006
	(In £’s million)
Cash at bank and in hand	231	246
Short term deposits and other liquid assets	25	17
	256	263

15    Trade and other payables

	2005		2006
	Current	Non-current	Current	Non-current
	(In £’s million)
Trade payables	125	—	123	—
Other taxes, duties and social security contributions	1,134	—	1,126	—
Deferred consideration	55	8	8	—
Other payables	49	2	70	1
Accruals and deferred income	165	1	106	4
	1,528	11	1,433	5

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments

2006—IFRS disclosures

As explained in the Accounting policy notes, IAS 32 and IAS 39, which deal with financial instruments, are being applied from October 1, 2005. The following disclosures are included as at September 30, 2006 in order to meet the requirements of IAS 32.

(i)    Management of financial risk

The group operates a centralized treasury function, Group Treasury, that is responsible for the management of the financing risks of the group, together with its financing and liquidity requirements. It does not operate as a profit center, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the board. A treasury sub-committee oversees the operation of Group Treasury in accordance with the delegated authorities set out by the board. The Group Treasurer reports on a regular basis to the board, including provision of monthly treasury summaries and an annual review of strategy.

Accounting for derivative financial instruments and hedging activities

IAS 39 requires that all derivative financial instruments are recognized in the balance sheet at fair value, with changes in the fair value being recognized in the income statement unless the instrument satisfies the hedge accounting rules under IFRS. The hedge accounting rules under IFRS are considerably more restrictive than the requirements under U.K. GAAP and while the group continues to hedge underlying exposures in an efficient, commercial and structured manner, the requirements of IAS 39 may lead to some commercially effective hedge positions not being effective for hedge accounting purposes. As a result, the group has decided not to apply hedge accounting for its derivative financial instruments as permitted under IAS 39. The information contained in sections (ii) and (iii) below shows the underlying borrowing position before the effect of interest rate swaps or cross currency swaps. However, the group does apply net investment hedging, designating certain borrowings as hedges of the net investment in the group’s foreign operations. See section (v) for details.

Foreign exchange risk

The group is exposed to movements in foreign exchange rates due to its commercial trading denominated in foreign currencies, the foreign currency borrowings (both pre and post cross currency swaps), the translation of the net assets of its foreign operations into the consolidated financial statements and foreign currency denominated costs.

In 2006, 74% of revenue less duty and 62% of profit from operations was in international markets. Certain sales in these markets are invoiced in currencies other than the functional currency of the selling company, in particular, Taiwanese dollars. The group uses foreign currency derivative instruments, such as forward foreign exchange contracts, to reduce exposure to the risk that these sales will be adversely affected by changes in exchange rates. As at September 30, 2006, there were £32 million notional outstanding forward foreign exchange contracts.

The material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials which are sourced from various countries and purchased in a number of currencies.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

The group issues debt in the market or markets that are most appropriate at the time of execution and uses derivative financial instruments, such as cross currency swaps, to change the debt into the desired currency.

The group has foreign operations whose net assets are exposed to foreign currency translation risk when consolidated into the group financial statements. A proportion of the currency exposure arising from the net assets of the group’s foreign operations is managed through borrowings (post cross currency swaps) denominated in the relevant foreign currencies.

Interest rate risk

The group is exposed to interest rate risk due to its borrowings and cash deposits. The most material risk is in respect of its borrowings.

Group Treasury monitors the group’s borrowing levels using adjusted net debt which includes the fair value of the principal amounts due to be exchanged at maturity under cross currency swaps and excludes the fair value of interest rate derivatives and interest accruals. As at September 30, 2006, approximately 21% of adjusted net debt was denominated in sterling and 79% in Euro. Accordingly, the group’s financial results are currently exposed to gains or losses arising from fluctuations in sterling and Euro interest rates. In order to manage its interest rate risk on the borrowings, the group separates the borrowing activities from its interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue. The group then transacts interest rate swaps at other times for different notional amounts and different maturities to manage its exposure to interest rate risk. As at September 30, 2006, 51% of adjusted net debt was at a floating rate of interest and 49% at a fixed rate of interest.

Credit risk

The group is exposed to credit risk due to its trade receivables due form customers and cash deposits and financial instruments transacted with financial institutions.

The group has some significant concentrations of credit risk from customers. However, the group has implemented policies to ensure that sales of products are made to customers with an appropriate credit history and obtains guarantees or other means of credit support to reduce the risk where this is considered to be necessary.

The group has no significant concentrations of credit risk from financial institutions. The group has placed cash deposits and entered into derivative instruments with a diversified group of financial institutions with suitable credit ratings in order to manage its credit risk to any one financial institution.

Liquidity risk

The group is exposed to liquidity risk arising from having insufficient funds being available to enable it to meet the financing needs of the group.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

The group actively maintains a mixture of long-term and short-term committed facilities that are designed to ensure that the group has sufficient available funds for the forecast requirements of the group. As at September 30, 2006, the group had £504 million of undrawn committed facilities, maturing in 2010.

As well as forecasting and monitoring the group’s core liquidity needs, the Group Treasury function is in regular dialogue with subsidiary companies to ensure their liquidity needs are met.

Price risk

The group is exposed to commodity price risk in that there may be fluctuations in the price of tobacco leaf.

As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Also, different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price.

The group seeks to reduce this price risk by sourcing tobacco leaf from a number of different countries, sourcing from various counterparties and by varying the levels of tobacco leaf held.

(ii)   Borrowings

The group’s borrowings as at September 30, 2006 are as follows:

2006
(In £’s million)
Current borrowings
Bank loans and overdrafts	85
Capital market issuance:
1,500 million 6.25% notes due 2007	1,037
Total current borrowings	1,122
Non-current borrowings
Bank loans	2,041
Capital market issuance:
U.S.$600 million 7.125% notes due 2009	322
£350 million 6.875% notes due 2012	361
£200 million 6.25% notes due 2018	206
Total non-current borrowings	2,930
Total borrowings	4,052

Current borrowings and non-current borrowings include interest payable of £20 million and £22 million respectively at September 30, 2006.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

(iii)  Currency analysis and effective interest rates of financial assets and financial liabilities

The currency denomination, the maturities and the effective interest rates of the group’s financial assets and liabilities as at September 30, 2006 are as follows:

	Maturity
	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		More than 5 years		Total	Weighted average
	£m	%	£m	%	£m	%	£m	%	£m	%
Assets/(liabilities) (before the impact of cross currency swaps and interest rate swaps)
Cash and cash equivalents:
Sterling	67	4.3							67	4.3
Euro	99	2.5							99	2.5
Other	97	3.3							97	3.3
Total cash and cash equivalents	263								263
Weighted average receivable interest rate (%)		3.2								3.2
Trade receivables:
Sterling	573	-							573	-
Euro	256	-							256	-
Other	183	-							183	-
Total trade receivables	1,012	-							1,012	-
Trade payables
Sterling	(37)	-							(37)	-
Euro	(55)	-							(55)	-
Other	(31)	-							(31)	-
Total trade payables	(123)	-							(123)	-
Borrowings By currency:
Sterling	(24)	5.3	-	-	(501)	5.3	(567)	6.6	(1,092)	6.0
Euro	(1,094)	6.2	(1)	9.2	(1,539)	3.5	-	-	(2,634)	4.6
U.S. dollars	(1)	5.8	-	-	(322)	7.1	-	-	(323)	7.1
Other	(3)	4.3	-	-	-	-	-	-	(3)	4.3
Total borrowings	(1,122)		(1)		(2,362)		(567)		(4,052)
Weighted average payable interest rate (%)		6.2		9.2		4.4		6.6		5.2
By class of instrument:
Bank borrowings	(85)	4.8	(1)	9.2	(2,040)	3.9	-	-	(2,126)	4.0
Capital market issuance	(1,037)	6.2	-	-	(322)	7.1	(567)	6.6	(1,926)	6.5
Total borrowings	(1,122)		(1)		(2,362)		(567)		(4,052)
Weighted average payable interest rate (%)		6.1		9.2		4.4		6.6		5.2

The effective interest rates shown in the table above have been calculated excluding the accrued interest balances.

The bank borrowings are floating rate liabilities. The majority bear interest at rates fixed in advance by reference to LIBOR in the case of sterling and to EURIBOR in the case of Euro borrowings. The capital market issuance in place at September 30, 2006 bears interest at a fixed rate until maturity.

The impact of interest rate swaps and cross currency swaps to manage the resultant interest rate risk arising is shown in section (iv) below.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

(iv)  Derivative financial instruments

IAS 39 requires that all derivative financial instruments are recognized in the balance sheet at fair value, with changes in the fair value being recognized in the income statement unless the instrument satisfies the hedge accounting rules under IFRS. The hedge accounting rules under IFRS are considerably more restrictive than the requirements under U.K. GAAP and while the group continues to hedge underlying exposures in an efficient, commercial and structured manner, the requirements of IAS 39 may lead to some commercially effective hedge positions not being effective for hedge accounting purposes. As a result, the group has decided not to apply hedge accounting for its derivative financial instruments as permitted under IAS 39.

The group separates the borrowing activities from its interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue. The group then transacts interest rate swaps at other times for different notional amounts and different maturities to manage its exposure to interest rate risk.

The following table sets out the derivative financial instruments held by the group as at September 30, 2006, and demonstrates the group’s use of those derivative financial instruments to manage the group’s foreign currency exchange rate and interest rate exposure. The table presents the nominal value of such instruments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the related weighted average interest rate where relevant. Some of the interest rate swaps have embedded options and assumptions have been made based on market information and third party advice at September 30, 2006 to determine whether such options are likely to be exercised in order to determine the probable maturity date.

Debt is issued in the market or markets that are most appropriate at the time of execution.

		Accounting year ending in
		2007	2008	2009	2010	2011	Thereafter	Total
	Sterling equivalent at September 30, 2006	(In £’s million)
Capital market issuance
€1,500m 6.25% notes due 2007	1,018	1,018						1,018
U.S.$600m 7.125% notes due 2009	321			321				321
£350m 6.875% notes due 2012	350						350	350
£200m 6.25% notes due 2018	200						200	200
Interest accruals and discounts		19		1			17	37
Total capital market issuance		1,037		322			567	1,926
Bank loans and overdrafts, borrowed at LIBOR (or equivalent) plus a margin at the time of borrowing		85	1		2,038			2,124
Interest accruals					2			2
Total bank borrowings		85	1		2,040			2,126
Total borrowings		1,122	1	322	2,040		567	4,052

Derivative financial instruments are then transacted to change the debt issued into the desired currency and into floating rates of interest.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16    Borrowings and financial instruments (Continued)

	Accounting year ending in												Fair value as at September 30, 2006
	2007	2008		2009		2010		2011		Thereafter		Total	Asset	Liability
Cross currency swaps
Notional amount										550	(1)	550	5	20
Sterling interest rate to receive (%)										6.5		6.5
Interest margin over EURIBOR to pay (%)										1.2		1.2
Notional amount				321	(1)							321		45
U.S. dollar interest rate to receive (%)				7.1								7.1
Sterling interest margin over LIBOR to pay (%)				1.3								1.3
Euro interest rate derivatives
Interest rate swaps—pay variable, receive fixed:
Notional amount	1,018											1,018	10
Weighted average interest rate to receive (%)	6.1											6.1
Weighted average margin over EURIBOR to pay (%)	1.2											1.2
Derivative financial instruments are then transacted to create the desired interest rate risk
Sterling interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount	50	140	(2)					50	(3)	185	(4)	425		16
Weighted average interest rate to pay (%)	6.6	6.1						4.3		5.3		5.6
Euro interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount	997	61		187		95	(5)			1,586	(6)	2,926	14	38
Weighted average interest rate to pay (%)	4.8	3.1		5.1		3.7				3.9		4.3
Total fair value of derivative financial instruments as at September 30, 2006													29	119

Therefore, the overall effect of the interest rate swaps transacted as at September 30, 2006 that were live at this date is to convert £1,886 million of borrowings into a fixed rate.

(1)    Principal amounts under these cross-currency swaps are exchanged at the start and maturity of these trades.

(2)    The following trade is included within this balance:

£20 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in March 2008.

(3)    The following trade is included within this balance:

£50 million interest rate swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade.  This trade is expected to be cancelled in April 2011.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16    Borrowings and financial instruments (Continued)

(4)    The following trades are included within this balance:

£60 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in June 2016.

£15 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in April 2016.

£25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparty’s option.

(5)    The   following trade is included within this balance:

€140 million forward start three-year interest rate swaps starting in March 2007.

(6)    The   following trades are included within this balance:

€200 million forward start five-year and €250 million forward ten-year interest rate swaps starting in March 2007.

€1,189 million forward start five-year and €220 million forward start seven-year interest rate swaps starting in April 2007.

€125 million forward start five-year interest rate swaps starting in April 2012.

(v)    Hedge of net investments in foreign operations

Included in borrowings at September 30, 2006 were loans of €3,720 million (before the effect of cross currency swaps) which have been designated as hedges of the net investment in the group’s foreign operations and are being used to hedge the group’s exposure to foreign exchange risk on these investments.  Gains or losses on the retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investments in the subsidiaries.

(vi)  Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all financial liabilities that are carried in the financial statements at amounts other than fair values.

The carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables, and derivative financial instruments are approximate to their fair value and so are excluded from the analysis below.

	Carrying amount	Fair value
	(In £’s million)
Current borrowings
Sterling	24	24
Euro	1,094	1,129
U.S. dollars	1	1
Other	3	3
Total current borrowings	1,122	1,157
Non-current borrowings
Sterling	1,068	1,103
Euro	1,540	1,540
U.S. dollars	322	332
Total non-current borrowings	2,930	2,975

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16    Borrowings and financial instruments (Continued)

It is only the capital market issues contained within the table above that have a fair value different to the carrying value and this has been calculated by comparing the current trading levels of the capital market bonds to par.

2005—U.K. GAAP disclosures

The group has exercised the exemption under IFRS 1 to adopt IAS 32 and IAS 39 from October 1, 2005 and to record financial instruments in the comparative period on the U.K. GAAP basis.

The following table analyzes the group’s financial liabilities at the balance sheet date:

2005
(In £’s million)
Amounts falling due within one year
Bank loans and overdrafts	25
Other loans	682
707
Amounts falling due after more than one year
Other loans—between one and two years	1,021
Bank loans—between two and five years	867
Other loans—between two and five years	369
Other loans—after five years	575
2,832
Total borrowings	3,539

The borrowings total above includes £57 million in relation to cross currency swaps that have been reclassified to derivative financial instruments on the face of the balance sheet in accordance with IAS 21 “The effects of changes in foreign exchange rates”.

The loans maturing after five years are the £200 million sterling bond (which matures in December 2018) and the £350 million sterling bond (which matures in June 2012).

(i)    Interest rate risk profile of financial liabilities

The group is exposed to fluctuations in interest rates on its borrowings and surplus cash.  In order to manage interest rate risk, the group maintains both fixed and floating rate debt and uses derivatives, including interest rate and cross currency swaps, to vary the mix.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16    Borrowings and financial instruments (Continued)

The following table analyzes the currency and interest composition of the group’s financial liabilities at the balance sheet date.

			Fixed rate financial liabilities
Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate	Weighted average period for which rate is fixed
				%	Years
	(In £’s million)
Sterling	765	390	375	5.7	5.0
Euro	2,634	1,094	1,540	4.5	3.0
Australian dollar	115	85	30	4.7	0.5
U.S. dollar	15	15	—	n/a	n/a
Other	10	9	1	9.1	2.0
	3,539	1,593	1,946	4.7	3.3

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

(ii)   Currency risk disclosure

The group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of transactions in foreign currencies.  On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimize the translation risk.  For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cash flows.  At the year end, £36.1 million notional of forward foreign exchange deals were outstanding.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16    Borrowings and financial instruments (Continued)

The tables below show the extent to which group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

	Net foreign currency monetary assets/(liabilities)
Functional currency of group operation	Sterling	Euro	U.S. dollars	Australian dollars	Other	Total
	(In £’s million)
Sterling	—	632	(36)	(94)	(29)	473
Euro	(1)	—	25	11	66	101
Other	(11)	(27)	(54)	—	28	(64)
	(12)	605	(65)	(83)	65	510

The figures shown in the previous tables take into account the effect of the currency swaps held as shown in the analysis on page F-44.

(iii)  Borrowing facilities

The group has various borrowing facilities available to it.  The undrawn committed facilities which are all available at a floating rate, as at September 30, 2005 in respect of which all conditions precedent have been met at that date were as follows:

2005
(In £’s million)
Expiring within one year	118
Expiring between one and two years	—
Expiring between two and five years	598
716

In addition to the above committed facilities there are other uncommitted facilities available to the group.

(iv)  Fair values of derivative financial instruments

A comparison by category of the fair values and book values of the group’s financial liabilities is set out below:

	Positive fair values	Negative fair values	Fair value	Book value
	2005	2005	2005	2005
	(In £’s million)
Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	62	(116)	(54)	—
Currency swaps	10	(28)	(18)	—

The figures shown in the tables above for derivative financial instruments have been derived from third party valuations as at September 30, 2005.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

(v)    Detailed analysis of financial assets and financial liabilities

The following table shows the financial assets and financial liabilities held by the group, their maturities and weighted average interest rates as at September 30, 2005:

	Maturity date and weighted average interest rate
											There-			Fair
	2006	(%)	2007	(%)	2008	(%)	2009	(%)	2010	(%)	after	(%)	Total	value
	(In £’s million unless otherwise indicated)
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)
Cash Deposits Sterling	67	2.8											67	67
Euro	98	1.5											98	98
Other	91	3.4											91	91
Total cash deposits	256												256	256
Weighted average receivable interest rate (%)		2.5											2.5
Short-term debt Sterling	(16)	5.3											(16)	(16)
Euro	(681)	3.4											(681)	(707)
Australian dollars	(1)	6.5											(1)	(1)
Other	(9)	0.9											(9)	(9)
Total short-term debt	(707)												(707)	(733)
Long-term debt Sterling							(369)	5.8	(380)	5.0			(749)	(773)
Euro			(1,022)	3.4					(356)	2.5	(575)	3.4	(1,953)	(2,061)
Australian dollars									(114)	5.9			(114)	(114)
Other					(1)	9.1			(15)	4.2			(16)	(16)
Total long-term debt			(1,022)		(1)		(369)		(865)		(575)		(2,832)	(2,964)
Weighted average payable interest rate (%)		3.4		3.4		9.1		5.8		4.1		3.4	3.8

The borrowings total above includes £57 million in relation to cross currency swaps that have been reclassified to derivative financial instruments on the face of the balance sheet in accordance with IAS 21 “The effects of changes in foreign exchange rates”.

The cash deposits earn interest at floating rates of interest and comprise mainly short-term money market deposits with a maturity date not exceeding one year.

Credit risks on the amounts due from counterparties, in relation to cash deposits and other financial instruments, are managed by limiting the aggregate amount of exposure to any one counterparty, based on their credit rating.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

(vi)  Hedges

An analysis of the unrecognized gains and losses on hedges at the year end is set out below:

	Gains	Losses
	2005	2005
	(In £’s million)
Unrecognized gains and losses on hedges at beginning of year	100	(137)
Gains and losses arising in previous years recognized in the year	(9)	10
Gains and losses arising before the start of the year not recognized in the year	91	(127)
Gains and losses arising in the year not recognized in the year	(19)	(17)
Unrecognized gains and losses on hedges at end of year	72	(144)
Of which:
Gains and losses expected to be recognized within one year	19	—
Gains and losses expected to be recognized after one year	53	(144)

(vii)Derivative financial instruments

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

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

	Accounting year ending in								There-			Fair
	2006	2007		2008	2009		2010		after		Total	value
	(In £’s million unless otherwise indicated)
Sterling interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount		70	(1)	120					210	(2)	400	(26)
Weighted average interest rate to pay (%)		6.0		6.4					5.2		5.7
Euro interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount	48	1,002		61	187		95	(3)	501	(4)	1,894	(90)
Weighted average interest rate to pay (%)	2.6	4.8		3.1	5.1		3.7		4.1		4.5
Interest rate swaps—pay variable, receive fixed:
Notional amount	682	1,022									1,704	62
Weighted average interest rate to receive (%)	6.1	6.1									6.1
Weighted average margin over EURIBOR to pay (%)	1.0	1.2									1.1
Caps purchased:
Notional amount	136										136	—
Weighted average strike price (%)	5.5										5.5
Australian dollar interest rate derivatives
Interest rate swaps—pay fixed, receive variable:
Notional amount	30										30	—
Weighted average interest rate to pay (%)	4.7										4.7
Currency swaps
Notional amount					370	(5)					370	(17)
U.S. dollar interest rate to receive (%)					7.1						7.1
Sterling interest margin over LIBOR to pay (%)					1.3						1.3
Notional amount									550	(5)	550	(1)
Sterling interest rate to receive (%)									6.5		6.5
Interest margin over EURIBOR to pay (%)									1.2		1.2

The group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

16   Borrowings and financial instruments (Continued)

(1)    The following trade is included within this balance:

£20 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2007.

(2)    The following trades are included within this balance: £25 million swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade and to double the notional amount to £50 million in April 2006. This trade is expected to be cancelled in April 2011.

£40 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade.  This trade is expected to be cancelled in December 2015.

£15 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in December 2016.

£20 million swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2017.

£25 million forward start five-year swaption starting October 2006 at 5.5% at the counterparties’ option.

£50 million swaps maturing in October 2006 at 5.5% with the counterparties’ option to extend for a further five years.

(3)    The following trades are included within this balance:

€140 million forward start three-year swaps starting March 2007.

(4)    The following trades are included within this balance:

€130 million forward start five-year swaps starting March 2007.

€250 million forward start ten-year swaps starting March 2007.

(5)    Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

17   Deferred tax assets/liabilities

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	2005	2006
	(In £’s million)
Deferred tax assets	62	71
Deferred tax liabilities	(133)	(135)
	(71)	(64)

Deferred tax expected to be recovered within 12 months:

	2005	2006
	(In £’s million)
Deferred tax assets	15	22
Deferred tax liabilities	(2)	(38)
	13	(16)

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

17   Deferred tax assets/liabilities (Continued)

Deferred tax assets

	Excess of depreciation over capital allowances	Retirement benefits	Fair value losses	Other temporary differences	Total
	(In £’s million)
As at October 1, 2005	—	39	—	23	62
Credited/(charged) to income statement	21	(3)	—	3	21
Credited/(charged) to equity	—	4	—	—	4
Transfers	(44)	17	—	11	(16)
As at September 30, 2006	(23)	57	—	37	71
As at October 1, 2004	1	20	—	10	31
(Charged)/credited to income statement	(1)	-	—	13	12
Credited/(charged) to equity	—	19	—	—	19
As at September 30, 2005	—	39	—	23	62

Deferred tax liabilities

	Excess of depreciation over capital allowances	Retirement benefits	Fair value losses	Other temporary differences	Total
	(In £’s million)
As at September 30, 2005 before IAS 39 transition	(72)	(77)	—	16	(133)
IAS 39 transition (note 30)	—	—	22	—	22
As at October 1, 2005 after IAS 39 transition	(72)	(77)	22	16	(111)
Credited/(charged) to income statement	1	(8)	—	(12)	(19)
Credited/(charged) to equity	—	(28)	—	7	(21)
Transfers	44	—	—	(28)	16
As at September 30, 2006	(27)	(113)	22	(17)	(135)
As at October 1, 2004	(73)	(24)	—	9	(88)
Credited/(charged) to income statement	1	—	—	7	8
Credited/(charged) to equity	—	(53)	—	—	(53)
As at September 30, 2005	(72)	(77)	—	16	(133)

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. No deferred tax assets for tax losses have been recognized at September 30, 2006. Deferred tax assets of £13 million as at September 30, 2006 (2005: £11 million) have not been recognized due to the uncertainty of the utilization of the underlying tax losses in certain jurisdictions.

18   Retirement benefit schemes

The group operates a number of retirement benefit schemes for its employees, including both defined benefit and defined contribution schemes. The group’s two principal schemes are defined benefit schemes

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

18   Retirement benefit schemes (Continued)

and are operated by Imperial Tobacco Limited in the U.K. and Reemtsma Cigarettenfabriken GmbH in Germany. The U.K. scheme’s assets are held in trustee administered funds while the German scheme is unfunded.

The results of the most recent available actuarial valuations for the principal group schemes (outside Germany) have been updated to September 30, 2006 by Watson Wyatt Limited, actuaries and consultants in order to determine the amounts to be included in the balance sheet and income statement.

Actuarial valuations of the pension liabilities of Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and Badische Tabakmanufaktur Roth-Händle GmbH pension schemes were undertaken by Russ, Dr Zimmerman und Partner at September 30, 2005 and September 30, 2006. These valuations quantified unfunded past service liabilities of £376 million at September 30, 2005 and £401 million at September 30, 2006, which have been recognized in the accounts, together with the other German unfunded schemes.

Amounts recognized in the income statement

	2005	2006
	(In £’s million)
Defined benefit schemes:
Current service cost	38	43
Past service cost	(4)	—
Losses from special termination benefits	14	4
Curtailment loss	(6)	—
Charges included in employment costs	42	47
Interest cost	147	142
Expected return on scheme assets	(169)	(188)
Retirement benefit net financing income included in finance costs	(22)	(46)
Total defined benefit scheme costs	20	1
Defined benefit charges in operating profit	42	47
Defined contribution charges in operating profit	2	4
Total pension costs in operating profit (note 4)	44	51

Defined benefit schemes—amounts recognized in the balance sheet

	2005	2006
	(In £’s million)
Present value of funded obligations	(2,591)	(2,665)
Fair value of scheme assets	2,828	3,035
	237	370
Present value of unfunded obligations	(416)	(407)
	(179)	(37)

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

18   Retirement benefit schemes (Continued)

Reflected in the balance sheet as:

	2005	2006
	(In £’s million)
Retirement benefit assets	259	397
Retirement benefit liabilities	(438)	(434)
	(179)	(37)

Changes in the present value of the defined benefit obligation are as follows:

	2005	2006
	(In £’s million)
Defined benefit obligation at October 1	2,744	3,007
Current service cost	38	43
Past service cost	(4)	—
Interest cost	147	142
Actuarial losses	226	44
Contributions by employees	1	1
Exchange differences	(3)	(5)
Benefits paid	(161)	(165)
Special termination benefits	27	7
Curtailments	(8)	(2)
At September 30	3,007	3,072

Defined benefit schemes–changes in the fair value of scheme assets are as follows:

	2005	2006
	(In £’s million)
At October 1	2,445	2,828
Expected return	169	188
Actuarial gains	327	144
Contributions by employees	1	1
Contributions by employer	41	42
Exchange differences	6	(3)
Benefits paid	(161)	(165)
At September 30	2,828	3,035

The actual return on pension scheme assets was £332 million (2005: £496 million)

	2005	2006
	(In £’s million)
Actuarial gains recognized in the Statement of Recognized Income and Expense	(101)	(100)
Cumulative actuarial (gains) and losses recognized in the Statement of Recognized Income and Expense	(101)	(201)

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

18    Retirement benefit schemes (Continued)

Defined benefit schemes—principal actuarial assumptions used

2006	U.K.	Germany	Other*
Discount rate	5.10%	4.60%	4.62%
Expected return on scheme assets	6.99%	n/a	5.97%
Future salary increases	4.85%	3.00%	3.81%
Future pension increases	3.10%	1.90%	2.23%
Inflation	3.10%	1.90%	2.15%
2005
Discount rate	5.00%	4.30%	4.29%
Expected return on scheme assets	6.89%	n/a	5.12%
Future salary increases	4.55%	2.85%	3.57%
Future pension increases	2.80%	1.60%	1.89%
Inflation	2.80%	1.60%	2.09%

*       Values shown are the weighted averages of the rates used in the calculations for schemes outside of the U.K. and Germany.

Assumptions regarding future mortality experience are set based on advice that uses published statistics and experience in each territory. The average life expectancy, in years, of a pensioner retiring at age 65 is as follows:

	U.K.		Germany
	Male	Female	Male	Female
Life expectancy at age 65 (years):
Member currently aged 65	18.4	19.9	17.7	21.8
Member currently aged 50	19.1	20.7	19.8	23.8

The major categories of scheme assets and their expected rates of return are as follows:

2006

	U.K.			Other*
	Expected return per annum	Fair value	Percentage of total assets	Expected return per annum	Fair value	Percentage of total assets
	(In £’s million unless otherwise indicated)
	%		%	%		%
Equities	8.00%	1,767	63.0%	7.8%	101	44.5%
Bonds	4.50%	645	23.0%	4.3%	104	45.8%
Property	6.70%	365	13.0%	—	—	—
Other	4.10%	28	1.0%	5.6%	22	9.7%
		2,805	100.0%		227	100.0%

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

18    Retirement benefit schemes (Continued)

2005

	U.K.			Other*
	Expected return per annum	Fair value	Percentage of total assets	Expected return per annum	Fair value	Percentage of total assets
	(In £’s million unless otherwise indicated)
	%	%	%	%
Equities	7.90%	1,616	62.0%	7.68%	92	42.0%
Bonds	4.40%	625	24.0%	3.80%	105	47.9%
Property	6.70%	365	14.0%	—	15	6.8%
Other	3.80%	—	—	3.57%	7	3.3%
		2,606	100.0%		219	100.0%

*       Values shown are the weighted averages of the rates used in the calculations for schemes outside of the U.K. and Germany. £3 million (2005: £3 million) of assets related to the German unfunded schemes are not shown separately.

The derivation of the overall expected return on assets reflects the actual asset allocation at the measurement date combined with an expected return of each asset class. The bond return is based on the prevailing return available on fixed interest gilts. The return on equities and property is based on a number of factors including:

the income yield at the measurement date;

the long-term growth prospects for the economy in general;

the long-term relationship between each asset class and bond returns; and

the movement in market indices since the previous measurement date.

Excluding any self-investment in the JP Morgan held portfolio, approximately £7 million of the assets held by the Imperial Tobacco Pension Fund are in respect of Imperial Tobacco Group plc’s own financial instruments. None of this amount is known to relate to assets being used by Imperial Tobacco Group plc.

History of the plans for the current and prior year is as follows:

	2005	2006
	(In £’s million)
As at September 30
Present value of defined benefit obligations	3,007	3,072
Fair value of total plan assets	2,828	3,035
Net total deficit	179	37
Experience adjustments on total plan liabilities	(9)	—
Experience adjustments on total plan assets	333	144

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2005 reporting period.

The group expects to contribute £16 million to its funded defined benefit schemes in the year to September 30, 2007.

The main U.K. group scheme is the Imperial Tobacco Pension Fund (‘the ITPF’). An actuarial valuation of the ITPF (the triennial valuation, for funding purposes) was made at March 31, 2004 by

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

18    Retirement benefit schemes (Continued)

Watson Wyatt Limited. The assumptions which had the most significant effect when valuing the ITPF’s liabilities were those relating to the rate of investment return on the ITPF’s existing assets, the rates of increase in pay and pensions and estimated mortality rates. On the basis that the ITPF is continuing, it was assumed that the future investment returns relative to market values at the valuation date would be 5.85% per annum and that pay and pension increases would average 4.5% and 2.75% respectively. The assets were brought into account at their market value.

At March 31, 2004 the market value of the assets of the ITPF was £2,248 million. The total assets were sufficient to cover 108% of the benefits that had accrued to members for past service, after allowing for expected future pay increases. However, the assets were not sufficient to cover future service benefits for current members and, as a result of this deficiency, the group recommenced payment of employer’s contributions during the 2004/2005 financial year at the level of £10 million per year as set by the ITPF Actuary. The financial position of the ITPF and the level of contributions to be paid will be reviewed at the next actuarial valuation, which is expected to be carried out at March 31, 2007.

19    Provisions

	Restructuring	Other	Total
	(In £’s million)
As at October 1, 2005	71	35	106
Additional provisions charged to income statement	45	11	56
Amounts used	(53)	(14)	(67)
As at September 30, 2006	63	32	95

	2005	2006
	(In £’s million)
Analyzed as:
Current	50	56
Non-current	56	39
	106	95

The restructuring provision relates to factory closures announced in current and prior years. The provision will unwind over several years as termination payments are made over an extended number of years in a number of E.U. countries.

Other provisions principally relate to holiday pay, employee benefits and commercial legal claims. These liabilities are expected to crystallize within the next five years.

20    Share capital

	2005	2006
	(In £’s million)
Authorized
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid
729,200,291 (2005: 729,200,921) ordinary shares of 10p each	73	73

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

21    Share schemes

The group recognized total expenses of £16 million (2005: £11 million) related to share-based payment transactions during the year (note 4).

During the period, the group operated a number of share-based employee benefit schemes as follows:

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

Under the U.K. Sharesave Scheme, which is part of the International Plan, the board may offer options to purchase ordinary shares in the Company to U.K. employees who enter into an HM Revenue and Customs approved Save as You Earn (SAYE) savings contract. The options may normally be exercised during the six months after expiry of the SAYE contract, either three or five years after entering the Scheme.

Long-Term Incentive Plan (LTIP)

Each year since demerger in 1996, annual awards have been made to Executive Directors and other senior executives under the LTIP. The awards, which vest three years after grant are subject to the satisfaction of specified performance criteria, measured over a three-year performance period. All grants are at the absolute discretion of the Remuneration Committee, with no employee having the right to receive such a grant. Further information relating to the performance criteria and the terms of the scheme are set out in the Directors’ Remuneration Report.

In respect of the November 2002—November 2005 award, 100% of the award vested in full on November 25, 2005. In respect of the November 2003—November 2006 award, it is expected that 100% of the award will vest on November 18, 2006.

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

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

21    Share schemes (Continued)

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

Employee Share Ownership Trusts (ESOTs)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust (the Trusts) have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the group to satisfy rights to shares arising on the exercise of LTIPs and on the vesting of share matching and performance-related share awards. At September 30, 2006, the Trusts held 4.2 million (2005: 3.0 million) ordinary shares with a nominal value of £424,697, all acquired in the open market at a cost of £65.3 million (2005: £31.3 million). The acquisition of shares by the Trusts has been financed by a gift of £19.2 million and an interest-free loan of £110.8 million. None of the ESOT shares has been allocated to employees or Directors as at September 30, 2006. All finance costs and administration expenses connected with the ESOTs are charged to the income statement as they accrue. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

21   Share schemes (Continued)

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

			Year from October 1, 2005 to September 30, 2006
Date of grant	Granted	Balance outstanding at October 1 2004	Balance outstanding at start of year	Options exercisable at start of year	Exercised in year	Lapsed/ Cancelled in year	Outstanding at end of year	Options exercisable at end of year
	(Number of shares)
Sharesave options
U.K.
June 19, 1999	599,862	735	—	—	—	—	—	—
June 5, 2000	1,203,945	340,855	—	—	—	—	—	—
June 7, 2001	758,286	245,667	218,131	—	(195,935)	(8,031)	14,165	14,165
May 31, 2002	820,132	676,315	331,730	15,961	(18,072)	(15,584)	298,074	—
June 4, 2003	638,919	581,347	534,653	—	(326,248)	(15,482)	192,923	9,245
May 26, 2004	423,863	419,525	391,384	—	(7,063)	(18,272)	366,049	—
May 23, 2005	395,313	—	392,265	—	(8,248)	(11,964)	372,053	—
May 22, 2006	322,347	—	—	—	—	(3,677)	318,670	—
International
June 7–June 18, 2001	64,388	2,626	—	—	—	—	—	—
June 18, 2002	65,897	49,287	4,339	4,339	(3,554)	(785)	—	—
June 4–June 17, 2003	639,579	573,532	497,109	—	(378,225)	(2,582)	116,302	116,302
May 26–June 4, 2004	162,479	162,088	152,597	—	(1,505)	(12,804)	138,288	—
May 23–June 1, 2005	171,189	—	169,168	—	(515)	(9,531)	159,122	—
May 22–June 1, 2006	301,612	—	—	—	—	(5,770)	295,842	—
U.S.**
June 18, 2002	1,866	1,560	—	—	—	—	—	—
June 17, 2003	7,028	7,028	7,028	—	(6,062)	(966)	—	—
June 4, 2004	2,580	2,580	2,580	—	—	—	2,580	—
June 1, 2005	5,818	—	5,818	—	—	—	5,818	—
June 1, 2006	4,312	—	—	—	—	—	4,312	—
	6,589,415	3,063,145	2,706,802	20,300	(945,427)	(105,448)	2,284,198	139,712
Conditional awards
Share matching scheme
August 12, 2002 – Centenary Scheme	231,941	199,217	181,972	—	(12,476)	(5,503)	163,993	—
January 29, 2002	650,767	520,953	—	—	—	—	—	—
January 29, 2003	762,883	681,267	573,009	—	(558,704)	(14,305)	—	—
January 29, 2004	999,733	980,839	835,815	—	(40,351)	(48,677)	746,787	—
January 29, 2005	832,855	—	797,971	—	(17,452)	(58,246)	722,273	—
February 15, 2006	796,653	—	—	—	(1,014)	(17,486)	778,153	—
	4,274,832	2,382,276	2,388,767	—	(629,997)	(144,217)	2,411,206	—
Long-term incentive plan
November 26, 2001	384,376	309,963	—	—	—	—	—	—

November 25, 2002	474,547	407,091	311,653	—	(309,377)	(2,276)	—	—
November 18, 2003	481,180	471,222	378,193	—	(23,325)	(23,310)	331,558	—
November 9, 2004	355,861	—	343,071	—	(9,201)	(31,004)	302,866	—
November 2, 2005	390,512	—	—	—	(160)	(9,118)	381,234	—
	2,086,476	1,188,276	1,032,917	—	(342,063)	(65,708)	1,015,658	—
Total options/awards	12,950,723	6,633,697	6,128,486	20,300	(1,917,487)	(315,373)	5,711,062	139,712

**     Granted as American Depositary Shares, each representing two ordinary shares and denominated in U.S. dollars.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

21   Share schemes (Continued)

		Year from October 1, 2004 to September 30, 2005*				Year from October 1, 2005 to September 30, 2006*
Date of grant	Share price at grant date	Exercise price of options/ awards outstanding at end of year	Contractual life of options/ awards outstanding at end of year (number of months)	Exercise price of options currently exercisable at end of year	Share price at date of exercise for shares exercised during the year	Exercise price of options outstanding at end of year	Contractual life of options/ awards outstanding at end of year (number of months)	Exercise price of options currently exercisable at end of year	Share price at date of exercise for shares exercised during the year
	(In £ unless stated otherwise)
Sharesave options
U.K.
June 19, 1999	6.25	n/a	n/a	n/a	13.81	n/a	n/a	n/a	n/a
June 5, 2000	4.68	n/a	n/a	n/a	15.09	n/a	n/a	n/a	n/a
June 7, 2001	6.58	4.83	15	n/a	13.39	4.83	3	4.83	17.44
May 31, 2002	11.55	8.24	26	8.24	14.75	8.24	15	n/a	17.00
June 4, 2003	10.79	8.22	25	n/a	14.46	8.22	26	8.22	18.01
May 26, 2004	12.29	10.08	37	n/a	14.90	10.08	25	n/a	17.15
May 23, 2005	14.79	11.73	48	n/a	n/a	11.73	36	n/a	17.99
May 22, 2006	16.38	n/a	n/a	n/a	n/a	13.95	48	n/a	n/a
International
June 7–June 18, 2001	6.58–6.66	n/a	n/a	n/a	13.13	n/a	n/a	n/a	n/a
June 18, 2002	10.91	8.34	4	8.34	15.19	n/a	n/a	n/a	16.97
June 4–June 17, 2003	10.40–10.79	8.24	16	n/a	14.40	8.22	4	8.22	17.95
May 26–June 4, 2004	12.24–12.29	10.08	28	n/a	15.12	10.08	16	n/a	16.99
May 23–June 1, 2005	14.79–15.01	11.74	40	n/a	n/a	11.74	28	n/a	17.20
May 22–June 1, 2006	16.38–16.48	n/a	n/a	n/a	n/a	13.95	40	n/a	n/a
U.S.**
June 18, 2002	$16.22	n/a	n/a	n/a	$28.10	n/a	n/a	n/a	n/a
June 17, 2003	$17.56	$12.14	16	n/a	n/a	n/a	n/a	n/a	$34.33
June 4, 2004	$22.50	$17.92	28	n/a	n/a	$17.92	16	n/a	n/a
June 1, 2005	$27.23	$22.49	40	n/a	n/a	$22.49	28	n/a	n/a
June 1, 2006	$30.76	n/a	n/a	n/a	n/a	$24.92	40	n/a	n/a
Conditional awards
Share matching scheme
August 12, 2002 – CentenaryScheme			22		14.26		10		16.93
January 29, 2002			n/a		13.90		n/a		n/a
January 29, 2003			4		14.20		n/a		16.59
January 29, 2004			16		14.31		4		16.90
January 29, 2005			28		15.64		16		17.00
February 15, 2006			n/a		n/a		29		16.81
Long-term incentive plan
November 26, 2001			n/a		13.66		n/a		n/a
November 25, 2002			2		14.05		n/a		16.89
November 18, 2003			14		14.19		2		17.01
November 9, 2004			25		14.94		13		16.95
November 2, 2005			n/a		n/a		25		16.78

*       All measures in these columns are weighted averages.

**     Granted as American Depositary Shares, each representing two ordinary shares and denominated in U.S. dollars.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

21   Share schemes (Continued)

The weighted average exercise prices of options granted, exercised and lapsed during the year were:

	2005	2006
Granted	£13.95	£11.74
Exercised	£7.57	£6.10
Lapsed/cancelled	£9.73	£8.59

Option pricing

For the purposes of valuing options to calculate the share-based payment charge, the Black-Scholes option pricing model has been used for all the sharesave and share matching schemes and for the Long term incentive plans except for the LTIP granted in November 2005, where the Monte Carlo model was used.

A summary of the assumptions used in the Black-Scholes model for 2005 and 2006 is as follows:

	2005			2006
	Sharesave	Share Match	LTIP	Sharesave	Share Match
Risk-free interest rate	3.5–4.3%	4.4%	4.6%	3.6–5.5%	4.2%
Volatility	21–24%	23%	23%	16–21%	17%
Expected lives of options granted	3–5 yrs + 6 months	3 yrs	3 yrs	3–5 yrs + 6 months	3 yrs
Dividend yield	4.4%	4.4%	4.4%	3.9%	3.9%
Fair value	£2.76–£3.55	£12.30	£11.21	£.46–£4.333	£15.58
Share price used to determine exercise price	£14.66–£15.50	£14.02	£12.79	£16.79–£17.44	£17.52
Exercise price	£11.73–£12.40	n/a	n/a	£13.3–£13.955	n/a

Volatility is determined based on the three or five year share price history (the time period being determined by the length of the scheme).

Market condition features were incorporated into the Monte Carlo model for total shareholder return elements of the Long Term Incentive Plan, in determining fair value at grant date.  Assumptions used in this model were as follows:

2006
Future Imperial Tobacco Group share price volatility	16.0%
Future Imperial Tobacco Group dividend yield	3.8%
Share price volatility of tobacco and alcohol comparator group	16.0–30.0%
Share price volatility FTSE 100 comparator group	13.0–94.0%
Correlation between Imperial Tobacco and the companies in the alcohol and tobacco comparator group	23.0%
Correlation between Imperial Tobacco and the companies in the FTSE 100 comparator group	21.0%

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

22   Changes in Equity

	Share capital	Share premium	Retained earnings	Exchange translation reserve	Equity attributable to the equity holders of the Company
	(In £’s million)
As at October 1, 2004	73	964	(656)	—	381
Profit for the year attributable to equity holders of the Company	—	—	784	—	784
Actuarial gains on retirement benefits	—	—	101	—	101
Deferred tax on actuarial gains and other items taken directly to reserves	—	—	(34)	—	(34)
Exchange movements	—	—	—	19	19
Decrease in own shares held by the employee benefit trust	—	—	9	—	9
Increase in own shares held as treasury shares	—	—	(201)	—	(201)
Dividends paid	—	—	(373)	—	(373)
As at September 30, 2005 as previously reported	73	964	(370)	19	686
IAS 39 transition balance sheet adjustments	—	—	6	—	6
As at October 1, 2005 following IAS 39 adjustments	73	964	(364)	19	692
Profit for the year attributable to equity holders of the Company	—	—	851	—	851
Actuarial gains on retirement benefits	—	—	100	—	100
Deferred tax on actuarial gains and other items taken directly to reserves	—	—	(17)	—	(17)
Exchange movements	—	—	—	(54)	(54)
Increase in own shares held by the employee benefit trust	—	—	(31)	—	(31)
Increase in own shares held as treasury shares	—	—	(556)	—	(556)
Dividends paid	—	—	(406)	—	(406)
As at September 30, 2006	73	964	(423)	(35)	579

Treasury shares

	2005	2006
	(In £’s million)
As at October 1	—	201
Net investment in own shares in the year	201	556
As at September 30	201	757

Cumulative goodwill of £2,410 million relating to acquisitions prior to 1998 was written off directly to reserves in line with the requirements of the accounting standards that were in force at the time.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

23   Minority interests

	2005	2006
	(In £’s million)
As at October 1	18	19
Exchange movements	(1)	—
Share of net profit	6	7
Dividends	(4)	(7)
As at September 30	19	19

24   Acquisitions

During 2006 the group acquired interests in a number of small businesses, including in February 2006 a 100% interest in Gunnar Stenberg AS a tobacco and tobacco-related products sales and distribution company based in Norway.

The fair and book values of the net assets acquired were £2 million, giving rise to goodwill of £11 million.

Full IFRS disclosures have not been presented as these acquisitions were not considered significant to the group as a whole.

The acquisition of the worldwide Davidoff cigarette trademark announced in August 2006 has, in accordance with IFRS 3, not been treated as a business combination as the substance of the transaction is the purchase of an intangible asset.  This is dealt with in note 9 Intangible Assets.

In December 2005, the group made the final payment of deferred consideration in respect of the acquisition of Tobaccor SA.

2005 acquisition–Skruf Snus AB.

During 2005 the group acquired interests in a number of small businesses, including a 43% interest in Skruf Snus AB.  The acquisition agreement relating to the 43% interest in Skruf Snus AB includes a commitment to acquire the remaining shares by mid 2009 and provides the group with control of the operating and financial policies of Skruf Snus AB (including its dividend policy).  Accordingly, the acquisition is accounted for as a 100% subsidiary to reflect the substance of the transaction.  The fair and book values of the net liabilities acquired were £4 million, giving rise to goodwill of £18 million.

25   Commitments

Capital Commitments

	2005	2006
	(In £’s million)
Contracted but not provided for
Property, plant and equipment	6	30

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

25   Commitments (Continued)

Operating lease commitments

Total future minimum lease payments under non-cancellable operating leases consist of leases where payments fall due:

	2005	2006
	(In £’s million)
Property
Within one year	7	5
Between one and five years	19	14
Beyond five years	13	10
	39	29
Plant and equipment (includes fixtures and motor vehicles)
Within one year	3	2
Between one and five years	4	3
	7	5

26   Legal proceedings

The group is currently involved in a number of legal cases in which claimants are seeking damage for alleged smoking-related health effects.  In the opinion of the group’s lawyers, the group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the group.

27   Reconciliation of cash flow from operating activities

	2005	2006
	(In £’s million)
Profit for the year	790	858
Adjustments for:
Taxation	288	310
Finance costs	342	426
Investment income	(180)	(283)
Depreciation, amortization and impairment	110	120
Movement in provisions	11	(11)
Operating cash flows before movements in working capital	1,361	1,420
(Increase)/decrease in inventories	(10)	59
Increase in trade and other receivables	(47)	(99)
Increase in trade and other payables	78	11
Movement in working capital	21	(29)
Taxation paid	(239)	(236)
Net cash flow from operating activates	1,143	1,155

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

28   Analysis of net debt

The movements in cash and cash equivalents, borrowings and derivative financial instruments in the year were as follows:

	Net cash and cash equivalents	Short-term borrowings	Long-term borrowings	Derivative financial instruments	Total
	(In £’s million)
As at September 30, 2005 before IAS 39 transition	256	(707)	(2,775)	(57)	(3,283)
IAS 39 transition (note 30)	1	(1)	(39)	(15)	(54)
As at October 1, 2005 after IAS 39 transition	257	(708)	(2,814)	(72)	(3,337)
Cash flow	10	(415)	(146)	—	(551)
Accretion of interest	—	(19)	17	—	(2)
Change in fair values	—	—	—	(18)	(18)
Currency translation differences	(4)	20	13	—	29
As at September 30, 2006	263	(1,122)	(2,930)	(90)	(3,879)

Adjusted net debt

Management monitors the group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

	2005	2006
	(In £’s million)
Net debt as reported	(3,283)	(3,879)
Accrued interest	n/a	41
Fair value of interest rate derivatives	n/a	16
Adjusted net debt	(3,283)	(3,822)

29   Reconciliation of cash flow to movement in net debt

	2005	2006
	(In £’s million)
(Decrease)/increase in cash and cash equivalents	(91)	10
Decrease/(increase) in borrowings	374	(561)
Change in net debt resulting from cash flows	283	(551)
Currency movements	22	29
Other non-cash movements including revaluation of derivative financial instruments	—	(20)
Movement in net debt during the year	305	(542)
Opening net debt	(3,588)	(3,283)
Adjustments relating to adoption of IAS 39 from October 1, 2005	—	(54)
Closing net debt	(3,283)	(3,879)

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS

These financial statements for the year ended September 30, 2006 are the group’s first consolidated financial statements prepared under IFRS.  For all accounting periods prior to this, the group prepared its financial statements under U.K. generally accepted accounting principles (‘‘U.K. GAAP’’).

In accordance with IFRS 1 (“First time adoption of IFRS”), certain disclosures relating to the transition to IFRS are given in this note.  These disclosures are prepared under IFRS as set out in the “Basis of preparation” on page F-9.

Cash flow statement

The format of the cash flow statement under IFRS has changed when compared with U.K. GAAP and explains the change in cash and cash equivalents rather than just cash.  Although the format is different, the transition to IFRS had no impact on net cash flows so no reconciliation has been provided.

Reconciliation of income statement and equity from U.K. GAAP (as previously reported) to IFRS

Consolidated income statement
For the year ended September 30, 2005

	U.K. GAAP (as previously reported)	Advertising & promotion expenses		Post- employment benefits	Goodwill	Share- based payments	Restated– IFRS
	(In £’s million)
Notes		1	**	2 **	3	6
Revenue	11,255	(26)					11,229
Duty	(8,106)						(8,106)
Profit from operations	1,046			(8)	198	4	1,240
Investment income	22			158			180
Finance costs	(206)			(136)			(342)
Profit before taxation	862			14	198	4	1,078
Taxation	(286)			(2)			(288)
Profit after taxation	576			12	198	4	790
Attributable to: Equity holders of the Company	570			12	198	4	784
Minority interests	6						6
Earnings per ordinary share: Basic	79.0p			1.6p	27.4p	0.6p	108.6p
Diluted	78.6p			1.6p	27.3p	0.6p	108.1p

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS (Continued)

Consolidated balance sheet

as at September 30, 2005

	U.K. GAAP in IFRS format (as previously reported)	Post- employment benefits	Goodwill	Dividends	Income tax	Financial instruments	Others	Restated —IFRS
	(In £’s million)
Notes		2	3	5	7	10	4, 6, 8, 9
Non-current assets
Intangible assets	3,345		198				11	3,554
Property, plant and equipment	632						10	642
Investments in associates	5							5
Retirement benefit assets	—	259						259
Trade and other receivables	53	(49)						4
Deferred tax assets	23	39						62
	4,058	249	198	—	—	—	21	4,526
Current assets
Inventories	878						(21)	857
Trade and other receivables	1,022	(10)						1,012
Current tax assets	44							44
Cash and cash equivalents	256							256
	2,200	(10)	—	—	—	—	(21)	2,169
Current liabilities
Borrowings	(707)							(707)
Trade and other payables	(1,806)			278				(1,528)
Current tax liabilities	(235)							(235)
Provisions	(40)						(10)	(50)
	(2,788)	—	—	278	—	—	(10)	(2,520)
Non-current liabilities
Borrowings	(2,832)					57		(2,775)
Derivative financial instruments	—					(57)		(57)
Trade and other payables	(11)							(11)
Deferred tax liabilities	(43)	(77)			(13)			(133)
Retirement benefit liabilities	(388)	(50)						(438)
Provisions	(56)							(56)
	(3,330)	(127)	—	—	(13)	—	—	(3,470)
Net assets	140	112	198	278	(13)	—	(10)	705
Share capital	73							73
Share premium account	964							964
Reserves	(916)	79	198	25			(1)	(615)
IFRS reserve*	—	33		253	(13)		(9)	264
Equity attributable to equity holders of the Company	121	112	198	278	(13)	—	(10)	686
Equity minority interests	19							19
Total equity	140	112	198	278	(13)	—	(10)	705

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS (Continued)

As at October 1, 2004

	U.K. GAAP in IFRS format (as previously reported)	Post- employment benefits	Dividends	Income tax	Financial instruments	Others	Restated —IFRS
	(In £’s million)
Notes		2	5	7	10	4, 6, 8, 9
Non-current assets
Intangible assets	3,547					9	3,556
Property, plant and equipment	651					14	665
Investments in associates	7						7
Retirement benefit assets	—	80					80
Trade and other receivables	2						2
Deferred tax assets	11	20					31
	4,218	100	—	—	—	23	4,341
Current assets
Inventories	864					(23)	841
Trade and other receivables	962						962
Current tax assets	46						46
Cash and cash equivalents	339						339
	2,211	—	—	—	—	(23)	2,188
Current liabilities
Borrowings	(719)						(719)
Trade and other payables	(1,670)		253				(1,417)
Current tax liabilities	(167)						(167)
Provisions	(40)					(10)	(50)
	(2,596)	—	253	—	—	(10)	(2,353)
Non-current liabilities
Borrowings	(3,208)				77		(3,131)
Derivative financial instruments	—				(77)		(77)
Trade and other payables	(59)						(59)
Deferred tax liabilities	(51)	(24)		(13)			(88)
Retirement benefit liabilities	(340)	(43)					(383)
Provisions	(39)						(39)
	(3,697)	(67)	—	(13)	—	—	(3,777)
Net assets	136	33	253	(13)	—	(10)	399
Share capital	73						73
Share premium account	964						964
Reserves	(919)					(1)	(920)
IFRS reserve*	—	33	253	(13)		(9)	264
Equity attributable to equity holders of the Company	118	33	253	(13)	—	(10)	381
Minority interests	18						18
Total equity	136	33	253	(13)	—	(10)	399

*       The IFRS reserve is disclosed separately for illustrative purposes only and will be included within revenue reserves in subsequent periods.

**     Subsequent to releasing the 2005 results, it was decided to reclassify certain advertising and promotion expenditure and net pension benefit financing income within the income statement. These changes do not affect the reported profit before tax. Full details of this change can be found in the interim report for the six months ended March 31, 2006, which is available from www.imperial-tobacco.com.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS (Continued)

Explanatory notes

1Advertising and promotional expenditure

Certain advertising and promotion expenditure that is linked to volumes sold (£26 million) has been reclassified within our income statement and deducted from revenue rather than included in other operating charges. These changes did not impact the reported profit before tax.

2Post employment benefits

Under U.K. GAAP, the group accounted for post employment benefits under Statement of Standard Accounting Practice 24 “Accounting for Pension Costs” (SSAP 24), whereby the cost of providing pensions was charged to the profit and loss account over the service lives of employees. Any variances arising from actuarial valuations were charged or credited to profit over the estimated remaining service lives of the employees.

Under IFRS, the assets and liabilities of each defined benefit scheme are valued at each balance sheet date to produce, for each scheme, a net asset or liability for recognition on the balance sheet. Actuarial gains and losses are recognized in the income statement. This treatment is in accordance with the amendment to IAS 19 issued by the IASB on December 16, 2004 and endorsed by the E.U. on November 8, 2005, and brings the methodology of IAS 19 substantially into line with Financial Reporting Standard 17 “Retirement Benefits” (FRS 17). This means that subject to presentation and minor valuations differences, the impacts are similar to those given in the FRS 17 disclosures provided under U.K. GAAP.

The impact on retained profit for the year ended September 30, 2005 is an increase of £14 million, offset by £2 million of related deferred tax.

3Intangible assets—goodwill

Under U.K. GAAP, goodwill on the balance sheet was amortized over its useful economic life. Under IFRS, amortization of goodwill is prohibited, instead it is subject to an impairment review which must be carried out at least annually and whenever there is an indicator of impairment.

Following the adoption of IFRS, the goodwill asset with a value as at October 1, 2004 of £3,452 million will no longer be amortized. The results for the year ended September 30, 2005 were restated to reverse the goodwill amortization charge of £198 million that was recorded under U.K. GAAP in order to restate the goodwill to the October 1, 2004 valuation.

Impairment reviews carried out at October 1, 2004 and September 30, 2005 in accordance with IAS 36 “Impairment of Assets” identified no impairments.

4Intangible assets—other

Under U.K. GAAP, all computer software was included within tangible fixed assets in the balance sheet, however, under IFRS only software integral to another fixed asset should be included in tangible fixed assets. Any separately identifiable software must be classified as an intangible asset. The charge to the income statement in respect of such software is classified as amortization under IFRS rather than as depreciation under U.K. GAAP.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS (Continued)

As at October 1, 2004 and September 30, 2005, £9 million and £11 million respectively of software was reallocated to intangible assets. A £7 million charge for depreciation for the year ended September 30, 2005 has been reclassified as amortization in respect of this software for the year ended September 30, 2005.

5Proposed final dividends

Under U.K. GAAP, proposed final dividends were accrued as an adjusting post balance sheet event in the accounting period to which they related. Under IFRS dividends are recognized in the period in which they are approved. As a result, the proposed final dividend of £278 million for the year ended September 30, 2005 included in the balance sheet and profit and loss account under U.K. GAAP is not recognized in the statements under IFRS. Similarly, there is an adjustment to the opening balance sheet at October 1, 2004 of £253 million representing the 2004 final dividend which is recognized in the income statement for the year ended September 30, 2005 under IFRS.

6Share-based payments

Under U.K. GAAP, the group recognized a charge to the profit and loss account for its share option schemes over the performance period based on the difference between the exercise price of the award and the share price at the date of grant (the intrinsic value). Under IFRS, the charge is based on the fair value of the share options awarded at the date of grant spread over the vesting period.

There is an adjustment to the opening balance sheet at October 1, 2004 of £1 million between the profit and loss reserve and the IFRS transition reserve.

The impact of this change is to increase the operating profit for the year ended September 30, 2005 by £4 million, with the other side of the accounting entry being a debit to shareholders’ funds as a reserves movement. There is therefore no impact on net assets.

7Tax

IAS 12 “Income taxes” covers the accounting requirements for both current and deferred taxation. There is no difference in the current tax accounting requirements under IAS 12, compared with those of U.K. GAAP.

However, there are differences in the requirements for accounting for deferred tax under IFRS rather than under U.K. GAAP. Under U.K. GAAP, deferred tax was recognized only on timing differences arising from the inclusion of gains and losses in tax assessments in periods that differed from those in which those gains and losses were included in the financial statements. Under IFRS, except for specific exemptions, deferred tax is recognized on temporary differences, which include timing differences, arising from the difference between the tax base and accounting base of balance sheet items.

The group has made adjustments to the balance sheets at October 1, 2004 and September 30, 2005 as follows:

•       an adjustment of £7 million to reflect deferred tax on fair value adjustments made to property valuations as a result of the Reemtsma acquisition;

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS (Continued)

•       a further adjustment of £6 million in respect of deferred tax on gains rolled over into replacement assets.

Further adjustments to the deferred tax liability were made as a result of the adoption of the IFRS requirements for accounting for post employment benefits (as outlined in 2 above).

8Holiday pay accrual

When reporting under U.K. GAAP, the group did not account for holiday pay accruals except where it was legally obliged to make a cash settlement. IAS 19 (“Employee Benefits”) explicitly requires provision to be made for the cost of holiday entitlements not taken at the balance sheet date. The effect of this change of approach is to reduce net assets at both October 1, 2004 and September 30, 2005 by £10 million.

9Spare parts

Under U.K. GAAP, all spare parts held for plant and machinery were held within inventories and expensed when used. Under IFRS, certain spare parts should be held within fixed assets and transferred to the relevant asset as required and subsequently depreciated accordingly. As at October 1, 2004 and September 30, 2005, spare parts valued at £23 million and £21 million respectively were reclassified from inventories to property, plant and equipment. This change had no effect on the income statement for the year ended September 30, 2005.

10Financial instruments

The group undertakes transactions in derivative financial instruments in order to manage the underlying exposure to foreign exchange and interest rate risks. Foreign currency borrowings are also used to hedge foreign exchange risk.

IAS 21 “The effects of changes in foreign exchange rates”

Under U.K. GAAP, where cross-currency swaps are used to hedge exchange risk, the book value of the underlying debt reflects the effect of the swap. However, under IAS 21, the book value of such derivatives is shown separately on the balance sheet and the underlying debt is translated at the exchange rate ruling at the balance sheet date. As a result of this change, £57 million was reallocated to derivative financial instruments in liabilities; reducing borrowings.

IAS 39 “Financial instruments: recognition and measurement”

Under U.K. GAAP, hedge accounting was applied to derivative financial instruments such that changes in the market value of the instrument were matched against changes in the value of the underlying hedged exposure. With the exception of cross currency swaps, the instruments were kept off-balance sheet with their impact disclosed in a note to the financial statements.

IAS 39 requires all derivatives to be recognized on the balance sheet at fair value, with changes in the fair value being recognized in the income statement unless the instrument satisfies the IFRS hedge accounting rules, which are much more restrictive than those under U.K. GAAP.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS (Continued)

In preparing the comparative figures for 2005, the group has chosen to utilize the IFRS 1 exemption from the requirement to restate comparative information for IAS 32 and IAS 39 on financial instruments. Therefore, in the preparation of its financial statements in accordance with IFRS for the year ended September 30, 2005, the group has continued to apply the hedge accounting rules of U.K. GAAP.

Restatement of consolidated balance sheet to include IAS 32 and IAS 39 as at October 1, 2005

From October 1, 2005, the group is required to account for its financial instruments in accordance with the measurement criteria of IAS 39 and has recognized transitional adjustments for the following as this date:

(a)    the measurement of all derivative financial instruments at fair value;

(b)   the reclassification of interest accruals to form part of the carrying value of the related cash or borrowings; and

(c)    deferred tax on adjustments (a) and (b).

Although the group has taken the decision not to hedge account for its derivative financial instruments, it is deemed to have applied hedge accounting under U.K. GAAP until September 30, 2005 and discontinued hedge accounting prospectively thereafter. Detailed below is a reconciliation between the IFRS restated balance sheet at September 30, 2005 applying prior U.K. GAAP hedge accounting and the balance sheet after the adoption of IAS 32 and IAS 39. From October 1, 2005, all derivative financial instruments will continue to be recognized in the balance sheet at fair value with future gains and losses being recognized immediately in earnings.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

30   Explanation of transition to IFRS (continued) (Continued)

Restatement of consolidated balance sheet to include IAS 32 and IAS 39 as at October 1, 2005

	Restated IFRS	Notes	IAS 39 transition adjustments	Restated IFRS including impact of IAS 39
	(In £’s million)
Non-current assets
Intangible assets	3,554			3,554
Property, plant and equipment	642			642
Investments in associates	5			5
Retirement benefit assets	259			259
Trade and other receivables	4			4
Deferred tax assets	62			62
	4,526			4,526
Current assets
Inventories	857			857
Trade and other receivables	1,012	(b)	(1)	1,011
Current tax assets	44			44
Cash and cash equivalents	256	(b)	1	257
Derivative financial instruments	—	(a)	72	72
	2,169		72	2,241
Current liabilities
Borrowings	(707)	(b)	(1)	(708)
Derivative financial instruments	—	(a)	(144)	(144)
Trade and other payables	(1,528)	(b)	40	(1,488)
Current tax liabilities	(235)			(235)
Provisions	(50)			(50)
	(2,520)		(105)	(2,625)
Non-current liabilities
Borrowings	(2,775)	(b)	(39)	(2,814)
Derivative financial instruments	(57)	(a)	57	—
Trade and other payables	(11)			(11)
Deferred tax liabilities	(133)	(c)	21	(112)
Retirement benefit liabilities	(438)			(438)
Provisions	(56)			(56)
	(3,470)		39	(3,431)

Net assets	705		6	711
Equity
Share capital	73			73
Share premium account	964			964
Reserves	(351)	(a) (b) (c)	6	(345)
Equity attributable to equity holders of the Company	686		6	692
Minority interests	19			19
Total equity	705		6	711

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

31   Summary of differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP’’)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles under IFRS (as defined in the Accounting Policies note) as adopted by the E.U. which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP’’). A summary of the principal differences and additional disclosures applicable to the group is set out below.

For the company there are no material differences between the financial information prepared under IFRS as adopted by the E.U. and that prepared under published IFRS.

	Explanation Reference	2005	2006
		(In £’s million)
Profit attributable to shareholders under IFRS		784	851
U.S. GAAP adjustments:
Pensions	(i)	(2)	1
Amortization of other intangible assets	(ii)	(100)	(99)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iii)	(35)	—
Employee related benefits	(iv)	(9)	(12)
Deferred tax on adjustments	(v)	42	38
Net income under U.S. GAAP before cumulative effect of accounting change		680	779
Cumulative effect of accounting principle		—	(1)
Net income under U.S. GAAP		680	778

	Explanation Reference	2005		2006
		(In pence)
Amounts in accordance with U.S. GAAP
Basic net income per ordinary share before cumulative effect of accounting change		94.2	p	111.8	p
Cumulative effect of change in accounting principle		—		(0.1	)p
Basic net income per ordinary share	(vi)	94.2	p	111.7	p
Basic net income per ADS before cumulative effect of accounting change		188.4	p	223.6	p
Cumulative effect of change in accounting principle		—		(0.2	)p
Basic net income per ADS	(vi)	188.4	p	223.4	p
Diluted net income per ordinary share before cumulative effect of accounting change		93.8	p	111.3	p
Cumulative effect of change in accounting principle		—		(0.1	)p
Diluted net income per ordinary share	(vi)	93.8	p	111.2	p
Diluted net income per ADS before cumulative effect of accounting change		187.6	p	222.6	p
Cumulative effect of change in accounting principle		—		(0.2	)p
Diluted net income per ADS	(vi)	187.6	p	222.4	p

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

31   Summary of differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP’’) (Continued)

	Explanation Reference	2005	2006
		(In £’s million)
Equity shareholders’ funds under IFRS		686	579
U.S. GAAP adjustments:
Pensions	(i)	146	35
Goodwill, less accumulated amortization of £(387) million (2005: £(386) million)	(ii)	(834)	(828)
Other intangible assets, less accumulated amortization of £462 million (2005: £361 million)	(ii)	2,645	2,688
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iii)	(14)	—
Employee related benefits	(iv)	10	(12)
Deferred tax on adjustments	(v)	(832)	(959)
Shareholders’ funds under U.S. GAAP		1,807	1,503

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.

(i)    Pensions

Under IFRS, pensions costs and liabilities are accounted for under the rules set out in International Accounting Standard 19 “Employee Benefits” (IAS 19), whereas under U.S. GAAP, these costs and liabilities are determined primarily in accordance with the requirements of Statement of Financial Accounting Standard (SFAS) No 87, “Employers’ Accounting for Pensions” and SFAS 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Plans and for Termination Benefits”, and SFAS 106 “Employers’ Accounting for Post Retirement Benefits other than Pensions”.

Under IFRS, the pension cost for the year is based on an actuarial valuation at the start of the financial period. The current service cost is charged to profit from operations.  The expected return on plan assets and the interest cost are included within finance costs in the income statement.  Actuarial gains and losses arise when the values of plan assets and liabilities are re-measured at the balance sheet date.  They result where actual events during the year differ from the actuarial assumptions in the previous valuation (experience adjustments) and changes in actuarial assumptions.  They are recognized in full in the statement of recognized income and expense in the period in which they arise.  The surplus or deficit in plans at the balance sheet date is reported as part of the group’s consolidated net assets.  Under IFRS, the valuations of the assets and liabilities of the group’s most significant plans have been updated to the balance sheet date.

Under U.S. GAAP, the annual pension cost for the year is also based on an actuarial valuation at the start of the financial period.  The current service cost, interest and the expected return on assets are all charged or credited to profit from operations for the year.  Cumulative differences caused by changes in actuarial assumptions and any differences between the actual and expected returns on the

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

31   Summary of differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP’’) (Continued)

plans’ assets are amortized over the employees’ average remaining service lives through profit from operations.

The adjustment results in a £4 million (2005: £106 million) increase in retirement benefit assets and a £31 million (2005: £40 million) decrease in retirement benefit liabilities.

(ii)   Goodwill and other intangible assets

Under U.S. GAAP, the group allocated a portion of the consideration in past business combinations to definite lived intangible assets as defined by SFAS 141 “Business Combinations”.  Under U.K. GAAP, these amounts were included in goodwill.  On transition to IFRS, such U.K. GAAP amounts remain within goodwill and are no longer amortized, but are subject to at least annual impairment reviews.

As detailed in note 9, during the year, the group acquired the worldwide Davidoff cigarette trademark, which the directors consider has an indefinite useful life.  Under U.S. GAAP, EITF 98-11 requires that where the amount paid differs to the tax base of the asset, the tax effect of the difference should be recorded as an adjustment to the carrying amount of the related asset and a related deferred tax effect.  The adjustment to increase the carrying amount of the Davidoff cigarette trademark (and the corresponding deferred tax liability for the same value) at acquisition was £155 million.  Under IFRS no such adjustment to the carrying amount is required.  In addition, there is a recognition exemption under IAS 12 “Income Taxes”, whereby no deferred tax liability is recorded for the difference between the amount paid and the tax base of the asset.

(iii)  Derivative financial instruments

The group has chosen to utilize the IFRS 1 exemption from the requirements to restate comparative information for IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” (IAS 39).  For the year ended September 30, 2005 financial instruments are accounted for in accordance with U.K. GAAP.

Under U.K. GAAP, derivative financial instruments that reduce exposures on future transactions may be accounted for using hedge accounting.

IFRS and U.S. GAAP require the group to record all derivatives on the balance sheet at fair value.  The group has decided not to satisfy the IAS 39 and SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the income statement.

(iv)  Employee related benefits

Employee related benefits include adjustments in respect of employee share schemes and compensated short term absences.

Under IFRS, share scheme awards are fair valued at their grant dates and the cost is charged to the income statement over the relevant vesting periods.  As permitted under the transitional rules for IFRS this approach has only been adopted for awards granted after November 7, 2002.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

31   Summary of differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP’’) (Continued)

Under the transition provisions of IFRS, the Group has elected to apply IFRS 2 “Share-based Payment” retrospectively only to equity-settled awards that had not vested as at October 1, 2004 and were granted on or after November 7, 2002.

Under U.S. GAAP for the fiscal year ended September 30, 2005, the Group was accounting for employee share schemes in accordance with APB 25 “Accounting for Stock Issued to Employees”.  Under APB 25, a compensation cost was recognized for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.  For option plans which contained performance criteria, compensation cost was re-measured at each period end until all performance criteria had been met. The SAYE Scheme was regarded as compensatory and the discount is accrued over the vesting period of the grant.

Under U.S. GAAP for the fiscal year ended September 30, 2006 the Group adopted SFAS 123 (Revised), “Share Based Payments” “SFAS 123(R)” with effect from October 1, 2005 using a modified prospective transition method, and the Group’s prior periods have not been restated to reflect, and do not include the impact of, SFAS 123(R).  Under SFAS 123(R), share scheme awards are also fair valued at their grant date and included in the income statement over the vesting period of the options.  Share based compensation expense is recognized ratably during the vesting period based on the portion of share based payment awards that is ultimately expected to vest.  Under SFAS 123(R), £1 million has been charged for the year ended September 30, 2006 in respect of the cumulative effect of this change in accounting principle.

The Group operates a number of employee share schemes which are described within note 21.  LTIP awards for all employees and the Share Matching Schemes for the Executive Directors are subject to a condition that the average growth in earnings per share over the period of the award after adjusting for U.K. inflation exceeds 3%.  Under IFRS such awards are treated as equity-settled.  On application of SFAS 123(R), the condition linked to U.K. inflation is not regarded as a performance condition, as the performance target is set by reference to an index, rather than being fixed at the date of award.  As the condition is not a service or market condition either as defined by SFAS 123(R), the awards are accounted for as liabilities under U.S. GAAP, and revalued at every reporting date until the awards have vested.

Under U.S. GAAP the charge in the year ended September 30, 2006 in respect of employee share schemes is £18 million (2005: £20 million) compared to the charge under IFRS of £16 million (2005: £11 million).

Under both IFRS and U.S. GAAP the expected cost of compensated short term absences is recognized when employees provide services that give rise to the entitlement.  The U.S. GAAP adjustment for employee related benefits in 2006 includes an immaterial amount in respect of prior years.

(v)    Deferred Tax

With the exception of the difference in respect of the initial recognition of deferred taxes on the acquisition of the Davidoff Cigarette trademark described in footnote (ii), there are no differences, as applied to the Group, between the accounting for income taxes under IAS 12 “Income Taxes”, and SFAS 109 “Accounting for Income Taxes”.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

31   Summary of differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP’’) (Continued)

The deferred tax effect of the differences between IFRS and U.S. GAAP give rise to deferred tax differences related to net income of £38 million in 2006 (2005: £42 million) and in relation to shareholders’ equity of £959 million in 2006 (which results in an increase in deferred tax assets of £13 million and a increase in deferred tax liabilities of £972 million) and £832 million in 2005 (which results in an increase in deferred tax assets of £38 million and a increase in deferred tax liabilities of £870 million).

(vi)  Net income per ordinary share

Basic net income per ordinary share has been computed using U.S. GAAP net income and weighted average ordinary shares.  Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes.  There would be no significant dilution of earnings if outstanding share options were exercised.

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS 128.

	2005		2006
	(In £’s million)
Numerator:
Numerator for basic and diluted net income per ordinary share	680		778
Denominator (number of shares):
Denominator for basic net income per ordinary share	721,523,004		696,334,738
Effect of Common Stock Equivalents (number of shares):
Employees share options	3,194,467		3,155,232
Denominator for diluted net income per ordinary share	724,717,471		699,489,970
Basic net income per ordinary share before cumulative effect of accounting change	94.2	p	111.8	p
Cumulative effect of change in accounting principle	—		(0.1	)p
Basic net income per ordinary share	94.2	p	111.7	p
Basic net income per ADS before cumulative effect of accounting change	188.4	p	223.6	p
Cumulative effect of change in accounting principle	—		(0.2	)p
Basic net income per ADS	188.4	p	223.4	p
Diluted net income per ordinary share before cumulative effect of accounting change	93.8	p	111.3	p
Cumulative effect of change in accounting principle	—		(0.1	)p
Diluted net income per ordinary share	93.8	p	111.2	p
Diluted net income per ADS before cumulative effect of accounting change	187.6	p	222.6	p
Cumulative effect of change in accounting principle	—		(0.2	)p
Diluted net income per ADS	187.6	p	222.4	p

Each ADS represents two Imperial Tobacco Group PLC ordinary shares.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

31   Summary of differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP’’) (Continued)

(vii)Impact of new accounting standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements.  FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken in the tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact of FIN 48 on the financial statements.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.”  For periods beginning after September 15, 2006, this statement:

•  permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

•  clarifies which interest-only strips and principal-only strips are not subject to the requirements of FAS 133;

•  establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•  clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•  amends FAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the group.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140,” which amends FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  The adoption of SFAS No. 156 is not expected to have a material effect on the results or net assets of the group.

In June 2006, the FASB’s Emerging Issues Task Force (EITF) ratified a consensus on Issue No. 06-03 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)” (EITF 06-03) related to the classification of certain sales, value added and excise taxes within the income statement.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

31   Summary of differences between IFRS and U.S. generally accepted accounting principles (“U.S. GAAP’’) (Continued)

EITF 06-03 is effective for reporting periods beginning after December 15, 2006.  The Company is currently in the process of evaluating the impact, if any, on this EITF on its presentation of such taxes on the income statement.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.”  For periods beginning after November 15, 2007 this Statement defines fair value, establishes a framework for measuring fair value where that measurement attribute is permitted or required by other accounting pronouncements, and expands disclosures about fair value measurements, but does not require any new fair value measurements.  It is not yet possible to estimate the effect on the results or net assets of the group of the adoption of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”  As of the end of any fiscal period ending on or after December 15, 2006, this Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  Had SFAS No. 158 applied to the group as of September 30, 2006, the impact would have been to increase the liability in respect of defined benefit post-retirement plans by £31 million and to increase the deferred tax asset by £10 million.  The consequent reduction in the group’s net assets of £21 million would have been charged to other comprehensive income.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  With immediate effect, this Bulletin requires that, in order to assess whether a misstatement is sufficiently material to require adjustment, a registrant should consider the amount of misstatement of both the current year income statement and of the closing balance sheet, and assess whether either approach results in a material misstatement.  The adoption of SAB No. 108 is not expected to have a material effect on the results or net assets of the group.

32   Principal subsidiaries

The principal wholly owned subsidiaries of the group held throughout the year, all of which are unlisted, are shown below.

Registered in England and Wales
Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the United Kingdom
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Sinclair Collis Limited	Cigarette vending in the United Kingdom

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

32   Principal subsidiaries (Continued)

Incorporated overseas
Name and country of incorporation	Principal activity
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Dunkerquoise des Blends S.A., France	Tobacco processing in France
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture, marketing and sale of tobacco products in Belgium
Gunnar Stenberg AS, Norway	Marketing and sale of tobacco products in Norway
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o, Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece
Imperial Tobacco Italy Srl, Italy	Marketing of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco Mullingar, Republic of Ireland	Manufacture of fine cut tobacco in the Republic of Ireland
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey.
Imperial Tobacco Slovakia A.S., Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma Ukraine, Ukraine	Marketing and sale of tobacco products in Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Robert Burton Associates Limited, U.S.A.	Marketing and sale of rolling papers and tubes in the United States
Tobaccor S.A.S, France	Holding investments in subsidiary companies
Van Nelle Canada Limited, Canada	Manufacture of tubes and sale of tobacco products in Canada
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture, marketing and sale of tobacco products in The Netherlands

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

32   Principal subsidiaries (Continued)

The principal partly owned subsidiaries of the group held throughout the year are shown below.  All are unlisted unless otherwise indicated:

Incorporated overseas Name and country of incorporation	Principal activity	% owned*
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96.5
Reemtsma Kiev Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes in Ukraine	99.8
Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Skruf Snus AB, Sweden	Manufacture, marketing and sale of tobacco products in Sweden	43.0
Société Ivoirienne des Tabacs S.A.(1), Côte d'Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobačna Ljubljana d.o.o., Slovenia	Marketing and sale of tobacco products in Slovenia	76.5
Tutunski Kombinat AD, Macedonia	Manufacture, marketing and sale of tobacco products in Macedonia	99.1

(1)    Listed on the Côte  d'Ivoire Stock Exchange

In addition the group also wholly owns the following partnership:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany
Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.

*       The percentage of issued share capital held by immediate parent and the effective voting rights of the group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the group holds 99% of the voting rights.

The consolidated group financial statements include all the subsidiary undertakings and entities shown above.  With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the company, none of the shares in the subsidiaries is held directly by the company.  A full list of subsidiaries is attached to the Annual Return of the group available from Companies House, Crown Way, Cardiff CF14 3UZ, United Kingdom.

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

33   Supplemental Condensed Consolidating Financial Information

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

INCOME STATEMENT

Amounts in accordance with IFRS

	Period Ended September 30, 2006
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Revenue	—	—	4,657	9,092	(2,073)	11,676
Duty	—	—	(3,847)	(5,335)	668	(8,514)
Raw materials and consumables used	—	—	(112)	(1,934)	1,405	(641)
Changes in inventories of finished goods and work in progress	—	—	(3)	(6)	—	(9)
Employment costs	—	—	(120)	(348)	—	(468)
Depreciation and amortization	—	—	(22)	(81)	—	(103)
Other operating charges	(9)	—	(137)	(484)	—	(630)
Profit from operations	(9)	—	416	904	—	1,311
Income from shares in group undertakings	1,018	—	868	6,222	(8,108)	—
Profit before finance costs	1,009	—	1,284	7,126	(8,108)	1,311
Net finance costs	—	—	(124)	(19)	—	(143)
Profit before taxation	1,009	—	1,160	7,107	(8,108)	1,168
Taxation	—	—	(10)	(300)		(310)
Profit after taxation	1,009	—	1,150	6,807	(8,108)	858
Equity income/(loss)	(158)	—	(83)	—	241	—
Profit for the year	851	—	1,067	6,807	(7,867)	858
Attributable to:
Equity holders of the Company	851	—	1,067	6,800	(7,867)	851
Minority interests	—	—	—	7	—	7

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

33   Supplemental Condensed Consolidating Financial Information (Continued)

INCOME STATEMENT

Amounts in accordance with IFRS

	Period Ended September 30, 2005
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Revenue	—	—	4,592	8,553	(1,916)	11,229
Duty	—	—	(3,817)	(4,654)	365	(8,106)
Raw materials and consumables used	—	—	(118)	(2,084)	1,551	(651)
Changes in inventories of finished goods and work in progress	—	—	(4)	7	—	3
Employment costs	—	—	(106)	(349)	—	(455)
Depreciation and amortization	—	—	(25)	(72)	—	(97)
Other operating charges	(6)	—	(150)	(527)	—	(683)
Profit from operations	(6)	—	372	874	—	1,240
Income from shares in group undertakings	1,105	—	770	2,733	(4,608)	—
Profit before finance costs	1,099	—	1,142	3,607	(4,608)	1,240
Net finance costs	—	—	(117)	(45)	—	(162)
Profit before taxation	1,099	—	1,025	3,562	(4,608)	1,078
Taxation	—	—	(69)	(219)	—	(288)
Profit after taxation	1,099	—	956	3,343	(4,608)	790
Equity income/(loss)	(315)	—	28	—	287	—
Profit for the year	784	—	984	3,343	(4,321)	790
Attributable to:
Equity holders of the Company	784	—	984	3,337	(4,321)	784
Minority interests	—	—	—	6	—	6

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

33   Supplemental Condensed Consolidating Financial Information (Continued)

BALANCE SHEET DATA

Amounts in accordance with IFRS

	As at September 30, 2006
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Non-current assets
Intangible assets	—	—	7	778	3,125	3,910
Property, plant and equipment	—	—	141	439	—	580
Investments in associates	—	—	—	5	—	5
Investments in subsidiary undertakings	1,033	—	3,594	44,713	(49,340)	—
Retirement benefit assets	—	—	—	397	—	397
Trade and other receivables	—	—	—	19	—	19
Deferred tax assets	—	—	—	71	—	71
	1,033	—	3,742	46,422	(46,215)	4,982
Current assets
Inventories	—	—	75	781	(67)	789
Trade and other receivables		318	3,434	33,198	(35,883)	1,067
Current tax assets	—	—	—	13	—	13
Cash and cash equivalents	—	—	4	259	—	263
Derivative financial instruments	—	—	—	29	—	29
		318	3,513	34,280	(35,950)	2,161
Total assets	1,033	318	7,255	80,702	(82,165)	7,143
Current liabilities
Borrowings	(241)	—	(46)	(835)	—	(1,122)
Derivative financial instruments	—	—	—	(119)	—	(119)
Trade and other payables	(213)	—	(5,555)	(31,602)	35,937	(1,433)
Current tax liabilities	—	—	(20)	(252)	—	(272)
Provisions	—	—	(10)	(46)	—	(56)
	(454)	—	(5,631)	(32,854)	35,937	(3,002)
Non-current liabilities
Borrowings	—	(318)	—	(2,612)	—	(2,930)
Trade and other payables	—	—	—	(405)	400	(5)
Deferred tax liabilities	—	—	(16)	(119)	—	(135)
Retirement benefit liabilities	—	—	—	(434)	—	(434)
Provisions	—	—	(2)	(37)	—	(39)
	—	(318)	(18)	(3,607)	400	(3,543)
Total liabilities	(454)	(318)	(5,649)	(36,461)	36,337	(6,545)
Net assets	579	—	1,606	44,241	(45,828)	598
Equity
Share capital	73	—	11	9,382	(9,393)	73
Shareholders’ equity	506	—	1,595	34,844	(36,439)	506
Equity attributable to equity holders of the Company	579	—	1,606	44,226	(45,832)	579
Minority interests	—	—	—	15	4	19
Total equity	579	—	1,606	44,241	(45,828)	598

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

33   Supplemental Condensed Consolidating Financial Information (Continued)

BALANCE SHEET DATA

Amounts in accordance with IFRS

	As at September 30, 2005
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Non-current assets
Intangible assets	—	—	5	531	3,018	3,554
Property, plant and equipment	—	—	141	501	—	642
Investments in associates	—	—	—	5	—	5
Investments in subsidiary undertakings	882	—	3,594	42,073	(46,549)	—
Retirement benefit assets	—	—	—	259	—	259
Trade and other receivables	—	—	—	4	—	4
Deferred tax assets	—	—	—	62	—	62
	882	—	3,740	43,435	(43,531)	4,526
Current assets
Inventories	—	—	90	826	(59)	857
Trade and other receivables		337	3,205	30,764	(33,294)	1,012
Current tax assets	—	—	—	44	—	44
Cash and cash equivalents	1	—	10	245	—	256
	1	337	3,305	31,879	(33,353)	2,169
Total assets	883	337	7,045	75,314	(76,884)	6,695
Current liabilities
Borrowings	—	—	—	(707)	—	(707)
Trade and other payables	(197)	—	(5,125)	(29,549)	33,343	(1,528)
Current tax liabilities	—	—	(26)	(209)	—	(235)
Provisions	—	—	—	(50)	—	(50)
	(197)	—	(5,151)	(30,515)	33,343	(2,520)
Non-current liabilities
Borrowings	—	(337)	—	(2,438)	—	(2,775)
Derivative financial instruments	—	—	—	(57)	—	(57)
Trade and other payables	—	—	—	(411)	400	(11)
Deferred tax liabilities	—	—	(17)	(116)	—	(133)
Retirement benefit liabilities	—	—	—	(438)	—	(438)
Provisions	—	—	(4)	(52)	—	(56)
	—	(337)	(21)	(3,512)	400	(3,470)
Total liabilities	(197)	(337)	(5,172)	(34,027)	33,743	(5,990)
Net assets	686	—	1,873	41,287	(43,141)	705
Equity
Share capital	73	—	11	11,246	(11,257)	73
Shareholders’ equity	613	—	1,862	30,026	(31,888)	613
Equity attributable to equity holders of the Company	686	—	1,873	41,272	(43,145)	686
Minority interests	—	—	—	15	4	19
Total equity	686	—	1,873	41,287	(43,141)	705

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

33   Supplemental Condensed Consolidating Financial Information) (Continued)

CASH FLOW DATA
Amounts in accordance with IFRS

	For the period ended September 30, 2006
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Cash flows from operating activities	(11)	—	453	713	—	1,155
Net cash used in investing activities	—	—	(28)	(1,354)	892	(490)
Net cash used in financing activities	10	—	(431)	658	(892)	(655)
Net increase in cash and cash equivalents	(1)	—	(6)	17	—	10
Cash and cash equivalents at start of year	1	—	10	245	—	256
Effect of foreign exchange rates	—	—	—	(4)	—	(4)
Adjustments relating to adoption of IAS 39 from October 1, 2005	—	—	—	1	—	1
Cash and cash equivalents at end of year	—	—	4	259	—	263

CASH FLOW DATA
Amounts in accordance with IFRS

	For the period ended September 30, 2005
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Cash flows from operating activities	(6)	—	411	738	—	1,143
Net cash used in investing activities	—	—	(29)	2,285	(2,321)	(65)
Net cash used in financing activities	(7)	—	(387)	(3,096)	2,321	(1,169)
Net decrease in cash and cash equivalents	(13)	—	(5)	(73)	—	(91)
Cash and cash equivalents at start of year	14	—	15	310	—	339
Effect of foreign exchange rates	—	—	—	8	—	8
Cash and cash equivalents at end of year	1	—	10	245	—	256

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

33   Supplemental Condensed Consolidating Financial Information) (Continued)

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

	Year ended September 30, 2006
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Profit attributable to equity holders of the company under IFRS	851	—	1,067	6,800	(7,867)	851
U.S. GAAP adjustments:
Pensions	—	—	42	(41)	—	1
Amortization of other intangible assets	—	—	—	(99)	—	(99)
Employee related benefits	—	—	(2)	(11)	—	(13)
Deferred tax on adjustments	—	—	(13)	51	—	38
Equity income/(loss)	(73)	—	(100)	—	173	—
Net income under U.S. GAAP	778	—	(994)	6,700	(7,694)	778
Equity attributable to equity holders of the company under IFRS	579	—	1,606	44,226	(45,832)	579
U.S. GAAP adjustments:
Pensions	—	—	374	(339)	—	35
Goodwill	—	—	—	(828)	—	(828)
Other intangible assets	—	—	—	2,688	—	2,688
Employee related benefits	—	—	(9)	(3)	—	(12)
Deferred tax on adjustments	—	—	(118)	(841)	—	(959)
Equity accounting adjustment	924	—	677	—	(1,601)	—
Shareholders’ funds under U.S. GAAP	1,503	—	2,530	44,903	(47,433)	1,503

IMPERIAL TOBACCO GROUP PLC
NOTES TO THE ACCOUNTS (Continued)

33   Supplemental Condensed Consolidating Financial Information) (Continued)

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

	Year ended September 30, 2005
	Parent	Issuer	Subsidiary Guarantor	Non- Guarantor Subsidiaries	Elimination Entries	Consolidated Total
	(In £’s million)
Profit attributable to equity holders of the company under IFRS	784	—	984	3,337	(4,321)	784
U.S. GAAP adjustments:
Pensions	—	—	14	(16)	—	(2)
Amortization of other intangible assets	—	—	—	(100)	—	(100)
Mark to market adjustments	—	—	—	(35)	—	(35)
Employee related benefits	—	—	(6)	(3)	—	(9)
Deferred tax on adjustments	—	—	(4)	46	—	42
Equity income/(loss)	(104)	—	(108)	—	212	—
Net income under U.S. GAAP	680	—	880	3,229	(4,109)	680
Equity attributable to equity holders of the company under IFRS	686	—	1,873	41,272	(43,145)	686
U.S. GAAP adjustments:
Pensions	—	—	333	(187)	—	146
Goodwill	—	—	—	(834)	—	(834)
Other intangible assets	—	—	—	2,645	—	2,645
Mark to market adjustments	—	—	—	(14)	—	(14)
Employee related benefits	—	—	—	10	—	10
Deferred tax on adjustments	—	—	(104)	(728)	—	(832)
Equity accounting adjustment	1,121	—	892	—	(2,013)	—
Shareholders’ funds under U.S. GAAP	1,807	—	2,994	42,164	(45,158)	1,807

Exhibits

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Imperial Tobacco (incorporated by reference to Exhibit 1.1 to the 2003 Registration Statement on Form 20-F (File No. 1-14874)).
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

4.12	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma (incorporated by reference to Exhibit 4.12 to the 2002 20-F Registration Statement).

Exhibit No.	Description
4.14

Euro 10,000,000,000 Debt Issuance Program (Euro Medium Term Note Program) of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC, guaranteed by Imperial Tobacco, with 14 banks in dealer group, including J.P. Morgan Cazenove as arranger. (incorporated by reference to Exhibit 4.14 in the 2005 20-F Registration Statement).

4.15	Share Purchase Agreement dated 23 August, 2006 between Tchibo Holding Aktsellschaft, Reemtsma Cigarettenfabriken GmbH and Imperial Tobacco Group PLC.
8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 32 of the Notes to Consolidated Financial Statements included in this annual report.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the 2003 20-F Registration Statement)
12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1

Consent of PricewaterhouseCoopers LLP to the incorporation by reference of the audit report contained in this Form 20-F into Imperial Tobacco Group PLC’s registration statement on Form S-8 (File No. 333-124333) filed with the SEC on April 26, 2006. Form S-8 (File No. 333-124335) filed on April 26, 2005 and on Form S-8 (File No. 333-134158) filed on May 16, 2006.