Form 20-F
period 2007-09-30
IMPERIAL TOBACCO GROUP PLC
filed 2007-11-30
CIK 1072670

As filed with the Securities and Exchange Commission on November 30, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2007: 729,200,921 Ordinary Shares of 10p each.

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

Yes  ☐                                                          No  ☒

TABLE OF CONTENTS

Part I
Item 1.		Identity of Directors, Senior Management and Advisers
Item 2.		Offer Statistics and Expected Timetable
Item 3.		Key Information
	A	Selected Financial Data
	B	Capitalization and Indebtedness
	C	Reasons for the Offer and Use of Proceeds
	D	Risk Factors
Item 4.		Information on the Company
	A	History and Development
	B	Business Overview
	C	Organizational Structure
	D	Property, Plant and Equipment
Item 4A		Unresolved Staff Comments
Item 5.		Operating and Financial Review and Prospects
	A	Operating Results
	B	Liquidity and Capital Resources
	C	Research and Development, Patents and Licenses
	D	Trend Information
	E	Off-Balance Sheet Arrangements
	F	Contractual Obligations and Commercial Commitments
	G	Safe Harbor
Item 6.		Directors, Senior Management and Employees
	A	Directors and Senior Management
	B	Compensation
	C	Board Practices
	D	Employees
	E	Share Ownership
Item 7.		Major Shareholders and Related Party Transactions
	A	Major Shareholders
	B	Related Party Transactions
	C	Interests of Experts and Counsel
Item 8.		Financial Information
	A	Consolidated Statements and Other Financial Information
	B	Significant Changes
Item 9.		The Offer and Listing
	A	Offer and Listing Details
	B	Plan of Distribution
	C	Markets
	D	Selling Shareholders
	E	Dilution
	F	Expenses of the Issue

i

Item 10.		Additional Information
	A	Share Capital
	B	Memorandum and Articles of Association
	C	Material Contracts
	D	Exchange Controls
	E	Taxation
	F	Dividends and Paying Agents
	G	Statement by Experts
	H	Documents on Display
	I	Subsidiary Information
Item 11.		Quantitative and Qualitative Disclosures about Market Risk
Item 12.		Description of Securities other than Equity Securities

Part II
Item 13.		Defaults, Dividend Arrearages and Delinquencies
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.		Controls and Procedures
	A	Disclosure Controls and Procedures
	B	Management’s Annual Report on Internal Control over Financial Reporting
Item 16.
	A	Audit Committee Financial Expert
	B	Code of Ethics
	C	Principal Accountant’s Fees and Services
	D	Exemptions from Listing Standards for Audit Committees
	E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Part III
Item 17.		Financial Statements
Item 18.		Financial Statements*
Item 19.		Exhibits
Signatures

* We have responded to Item 17 in lieu of responding to this Item.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations described in such “forward-looking statements”. These factors include, among other things, the following:

•                  the declining demand for tobacco products encouraged by increasing government regulation, government funded anti-smoking campaigns, and frequent and substantial increases in the excise duty on tobacco products;

•                  government investigations related to trading and excise duty;

•                  our ability to complete our proposed acquisition of Altadis and integrate its operations without significant disruption to our and its existing business;

•                  the continued organic growth of the business which is underpinned by our key markets;

•                  smoking and health-related litigation;

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

•                  “ADR” means American Depositary Receipt and “ADRs” means American Depositary Receipts;

•                  “ADS” means American Depositary Share and “ADSs” means American Depositary Shares;

•                  “Altadis” means Altadis, S.A., a public limited liability company incorporated in Spain which is a European leader in tobacco manufacture and distribution, and logistics, and a world leader in cigars;

•                  “Commonwealth Brands” means the cigarette manufacturing and distribution business of CBHC Inc., which trades as Commonwealth Brands Inc. and which we acquired on April 2, 2007;

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

•                  “$,” “U.S. dollars,” “U.S.$,” “dollars,” “cents,” and “c” refer to the currency of the United States;

•                  “E.C.” means the European Community, which includes the Member States of the European Union;

•                  “Enlarged Group” means ITG and its subsidiaries following completion of the proposed acquisition of Altadis;

•                  “E.U.” means the European Union, which includes Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, the Republic of Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom;

•                  “€” and “euro” refer to the single currency of the twelve Member States of the European Union which have satisfied the convergence criteria set forth in the Maastricht Treaty and did not opt out of participation in European Economic and Monetary Union on January 1, 1999, together with Slovenia which joined the euro on January 1, 2007;

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

•                  “Reemtsma” means the cigarette manufacturing and distribution business of Reemtsma Cigarettenfabriken GmbH in which we acquired a controlling interest from Tchibo Holding AG and other investors on May 15, 2002 (and subsequently acquired the remaining interest);

•                  “Rizla” means the rolling papers manufacturing and distribution business of Rizla International B.V., which we acquired on January 27, 1997;

•                  “SEC” means the U.S. Securities and Exchange Commission;

•                  “SFAS” means Statement of Financial Accounting Standard as prepared by the U.S. Financial Accounting Standards Board;

•                  “Singles” means pre-rolled cartridges of tobacco that are inserted into filter tubes using a special device resembling a pen;

•                  “Skruf” means the business of Skruf Snus A.B. in which we acquired a controlling interest on September 14, 2005;

•                  “SR” refers to the currency of Saudi Arabia;

•                  “stock keeping unit” or “SKU” means an identification, usually alphanumeric, of a particular product that allows it to be tracked for inventory purposes;

•                  “Tobaccor” means the cigarette manufacturing and distribution business of Tobaccor S.A.S., in which we acquired a controlling interest from Bolloré S.A. on March 30, 2001 (and subsequently acquired the remaining interest);

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

Prior to fiscal 2003, our fiscal year normally ended on the Saturday nearest September 30 of each year. However, from fiscal 2003 and thereafter, our fiscal year has ended on September 30. Therefore, references to fiscal years reflect for fiscal 2003, a 52-week and three-day period; from fiscal 2004 onwards our fiscal year is a period of 365 or 366 days.

Management believes that reporting non-GAAP adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Accordingly, as outlined in the accounting policy note to our financial statements included in this annual report, the adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortization of acquired trademarks, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the financial statements, adjusted and reported finance costs in note 5, adjusted and reported taxation in note 6, and adjusted and reported earnings per share in note 8. These and other adjusted measures in this report such as adjusted net debt are not defined terms under IFRS and may not be comparable with similarly titled measures reported by other companies. Under U.S. GAAP such measures would not be included in the notes to the financial statements.

Our consolidated financial statements are expressed in pounds sterling and prepared in accordance with IFRS, which differs from U.S. GAAP in certain respects. Please see note 30 of the notes to our consolidated financial statements included in this annual report, for a discussion of the principal differences between IFRS and U.S. GAAP relevant to our consolidated financial statements. As required by European Commission Regulation (EC) No 1606/2002, our consolidated financial statements have been prepared in accordance with IFRS rather than U.K. GAAP, commencing with the 2006 fiscal year. Our financial statements for the 2006 fiscal year included comparative figures for the 2005 fiscal year restated in accordance with IFRS.

Solely for your convenience, this annual report contains translations of certain pounds sterling amounts into U.S. dollars at the pounds sterling noon buying rate on September 28, 2007, which was the last business day before the date of our most recent balance sheet included in this annual report. The pounds sterling noon buying rate was $2.0389 per £1.00 on September 28, 2007 and $2.0564 per £1.00 on November 23, 2007.

Translations contained in this annual report do not constitute representations that the stated pounds sterling amounts actually represent such U.S. dollar amounts or vice versa, or that amounts could be or could have been converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate. Fluctuations in the exchange rate between pounds sterling and U.S. dollars will affect, among other things,

v

the U.S. dollar equivalent of the pounds sterling price of our ordinary shares on the London Stock Exchange, which is likely to affect the market price of our ADSs. Such fluctuations could also affect the U.S. dollar equivalent of the pounds sterling dividends paid on our ordinary shares.

World data and individual market data referred to herein with respect to us and our competitors are internally generated management estimates derived, where available, from a variety of sources, including internal sales data, factory sales information provided by tobacco manufacturers and importers, customs data, trade journals, publications and governmental statistics, as well as independently compiled market research statistics derived from point of sale surveys and trade questionnaires. Unless otherwise indicated, market volume and share data referred to herein with respect to us and our competitors refers to unit sales in the relevant fiscal year. All market shares and comparisons of market shares are stated on a moving annual total basis, unless stated otherwise.

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

Item 2:  Offer Statistics and Expected Timetable

This item is not applicable.

Item 3:  Key Information

A               Selected Financial Data

IFRS differs in certain respects from U.S. GAAP; for a description of the principal differences between IFRS and U.S. GAAP relevant to our consolidated financial statements, a reconciliation to U.S. GAAP of net income for each of the three fiscal years in the period ended September 30, 2007 and a reconciliation to U.S. GAAP of shareholders’ funds as at September 30, 2006 and September 30, 2007, see note 30 to our consolidated financial statements included in this annual report.

The selected consolidated financial information of Imperial Tobacco set forth below should be read in conjunction with, and is qualified in its entirety by reference to, Imperial Tobacco’s consolidated financial statements and notes thereto included elsewhere in this annual report and with Item 5: Operating and Financial Review and Prospects. The selected consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 30, 2006 and September 30, 2007 and for each of the three fiscal years in the period ended September 30, 2007 are derived from the audited consolidated financial statements included in this annual report. Such audited consolidated financial statements for Imperial Tobacco Group PLC as at September 30, 2006 and September 30, 2007 and for each of the three fiscal years in the period ended September 30, 2007 have been audited by PricewaterhouseCoopers LLP, as indicated in their report included in this annual report. The selected U.S. GAAP consolidated financial information set forth below for Imperial Tobacco Group PLC as at September 30, 2003, September 30, 2004 and September 30, 2005, and for each of the two fiscal years in the period ended September 30, 2004 is derived from financial statements not included in this annual report.

Pounds sterling amounts in fiscal 2007 have been translated into U.S. dollars, solely for your convenience, at $2.0389 per £1.00, the pounds sterling noon buying rate on September 28, 2007, the last business day before the date of our most recent balance sheet included in this annual report.

			Fiscal year
	2005		2006		2007		2007
	£		£		£		$
	(in millions, except “shares”, “per ordinary share” and “per ADS” amounts)
AMOUNTS IN ACCORDANCE WITH IFRS
Profit and loss account data
Revenue (1)	11,229		11,676		12,344		25,168
Profit from operations	1,240		1,311		1,418		2,891
Net finance costs	(162)		(143)		(181)		(369)
Profit before tax	1,078		1,168		1,237		2,522
Taxation	(288)		(310)		(325)		(663)
Profit for the year	790		858		912		1,859
Equity minority interests	(6)		(7)		(7)		(14)
Profit attributable to shareholders	784		851		905		1,845
Basic earnings per ordinary share(2)(4)	108.6	p	122.2	p	134.3	p	273.8	c
Diluted earnings per ordinary share(3)(4)	108.1	p	121.6	p	133.7	p	272.6	c

Shares used in calculation of basic earnings per share	721,523,004		696,334,738		673,826,255		673,826,255
Shares used in calculation of diluted earnings per share	724,848,626		699,628,540		676,745,385		676,745,385

Balance sheet data
Share capital	73		73		73		149
Total assets	6,695		7,143		9,008		18,366
Equity attributable to equity holders of the Company	686		579		1,118		2,279

	2003		2004		2005		2006		2007		2007
	£		£		£		£		£		$
	(in millions, except “shares”, “per ordinary share” and “per ADS” amounts)
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Profit and loss account data (in millions)
Revenue(1)	11,412		11,005		11,229		11,676		12,344		25,168
Income from operations	981		976		1,147		1,214		1,340		2,732
Net income	496		543		680		778		917		1,870
Basic net income per ordinary share(2)(4)	68.5	p	75.0	p	94.2	p	111.7	p	136.1	p	277.5	c
Basic net income per ADS	137.0	p	150.0	p	188.4	p	223.4	p	272.2	p	555.0	c
Diluted net income per ordinary share(3)(4)	68.2	p	74.6	p	93.8	p	111.2	p	135.5	p	276.3	c
Diluted net income per ADS	136.4	p	149.2	p	187.6	p	222.4	p	271.0	p	552.5	c

Shares used in calculation of basic income per share	724,328,162		724,263,415		721,523,004		696,334,738		673,826,255		673,826,255
Shares used in calculation of diluted income per share	727,553,315		727,592,045		724,717,471		699,489,970		676,609,980		676,609,980

Balance sheet data
Capital stock	73		73		73		73		73		149
Total assets	9,147		8,695		8,622		9,038		10,846		22,114
Shareholders’ funds	1,467		1,659		1,807		1,503		2,083		4,247

(1)          Revenue represents the amount charged to customers in respect of goods sold, services supplied and license fees, exclusive of applicable sales taxes or equivalents.

Sales of goods are recognized when risks and rewards of ownership pass to the customer and when collectability of the related receivables is reasonably assured.

Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered. License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

All income relates to continuing operations.

(2)          Basic earnings/net income per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue excluding those held in treasury and by the employee benefit trusts during the same period.

(3)          Diluted earnings/net income per share is calculated on the profit for the fiscal year attributable to shareholders, divided by the weighted average number of shares assumed to be in issue excluding those held in treasury and by the employee benefit trusts during the same period plus potentially dilutive share options.

(4)          Our issued and fully paid share capital as at September 30, 2007 was 729,200,921 ordinary shares of 10p each.

Dividends

The following tables set forth the amounts of interim, final and total cash dividends we paid in respect of our ordinary shares for each of the last five fiscal years, indicated in pence per ordinary share, U.S. dollars per ordinary share and U.S. dollars per ADS, each of which represents two ordinary shares. U.S. dollar amounts have been translated, solely for your convenience, at the pounds sterling noon buying rate on each of the respective payment dates for such interim and final dividends, except for the final dividend in the 2007 fiscal year which, subject to shareholder approval, is to be paid on February 15, 2008, and for which the pounds sterling noon buying rate on September 28, 2007 has been used.

Dividends per share

				Translated into			Translated into
	Pence per ordinary share			U.S. dollars per ordinary share			U.S. dollars per ADS
Fiscal Year	Interim	Final	Total	Interim	Final	Total	Interim	Final	Total
2003	12.0	30.0	42.0	0.20	0.56	0.76	0.40	1.12	1.52
2004	15.0	35.0	50.0	0.28	0.66	0.94	0.56	1.32	1.88
2005	16.5	39.5	56.0	0.29	0.70	0.99	0.58	1.40	1.98
2006	18.5	43.5	62.0	0.35	0.85	1.20	0.70	1.70	2.40
2007	21.0	48.5	69.5	0.42	0.99	1.41	0.84	1.98	2.82

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

•                  the average of the pounds sterling noon buying rates on the last business day of each full month during the period;

•                  the high pounds sterling noon buying rate; and

•                  the low pounds sterling noon buying rate.

Fiscal Year	Period End	Average	High	Low
2003	1.66	1.61	1.66	1.56
2004	1.81	1.80	1.90	1.66
2005	1.77	1.85	1.92	1.76
2006	1.87	1.81	1.90	1.72
2007	2.04	1.98	2.06	1.85
2008 (through November 23, 2007)	2.06	2.08	2.11	2.03

The high and low pounds sterling noon buying rates in U.S. dollars per £1.00 for the last six months were:

	High	Low
June 2007	2.01	1.97
July 2007	2.06	2.01
August 2007	2.04	1.98
September 2007	2.04	1.99
October 2007	2.08	2.03
November 2007 (through November 23)	2.11	2.05

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

On July 18, 2007, the Group announced a recommended proposed cash offer for Altadis. For additional information about the proposed acquisition, please see Item 4A: History and Development, and Item 8B: Significant Changes. The section below considers risks pertaining to our company, the proposed acquisition, and the Enlarged Group which would result.

Risks relating to Imperial Tobacco and the Enlarged Group

We and the Enlarged Group may be adversely affected by declining demand for tobacco products

Since the 1990s there has been a general decline in the demand for tobacco products in developed countries. This decline has been encouraged by increasing government regulation, government funded anti-smoking campaigns and frequent and substantial increases in the excise duty on tobacco products.

Any future substantial decline in the demand for tobacco products could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

Increased regulation of the tobacco industry may have an adverse effect on the demand for tobacco products

The advertising, sale and consumption of tobacco products have been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to their conclusion that cigarette smoking and tobacco products are harmful to health. This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of tobacco products, introduced by regulation and voluntary agreements. In addition, anti-smoking groups, the European Union and the World Health Organisation are seeking to diminish the social acceptability of smoking.

New tobacco legislation was brought into effect in Spain and Scotland in 2006, in France in February 2007, in Wales and Northern Ireland in April 2007, and in England in July 2007, which restricts smoking in public places. These changes in legislation may have an adverse effect on demand for our and the Enlarged Group’s products.

Future increases in the regulation of the tobacco industry could result in a substantial decline in the demand for tobacco products or in an increase in our costs and the costs of the Enlarged Group in complying with these regulatory requirements and could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

In addition, we and the Enlarged Group could be adversely affected by the proposal that the United States Food and Drug Administration (FDA) be granted regulatory supervision over the U.S. tobacco industry. If the FDA is granted tobacco regulatory authority, it is not clear what form that regulation might take and what effect these regulatory changes might have on the overall market or market shares in the U.S.

For additional information about the regulatory influences affecting cigarette consumption, please see Item 4B: Business Overview – Regulatory Issues.

Increased excise duty on tobacco products may have an adverse effect on the demand for tobacco products

Tobacco products are subject to excise duty which, in many of the markets in which we operate and the Enlarged Group will operate, represents a substantial percentage of the retail price and has been steadily increasing in recent years. Increasing levels of excise duty have negatively impacted overall consumption and encouraged consumers in affected markets to switch from premium price cigarettes to lower price cigarettes and fine cut tobacco. Future increases in excise duties could result in a substantial decline in the demand for tobacco products or downtrading to less profitable brands and products and could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

We and the Enlarged Group may be adversely affected by changes to the excise duty status of other tobacco products

We are one of the world’s leading manufacturers of other tobacco products by volume and, as such, any unfavourable excise duty treatment of other tobacco products, if widely adopted, may have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which we and the Enlarged Group operate

International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading has proliferated, to the detriment of individual government revenues. Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be subject to investigations by customs or other authorities. Criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees. Along with other responsible members of the tobacco industry and in liaison with government and customs authorities, we have adopted a number of measures, including implementing pre- and post-supply checks on shipments and strengthening information exchanges with customs authorities, to combat illegal cross-border trading. However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

We have continued to work with customs authorities in a number of countries around the world to counter the illegal trade in tobacco products and we have now signed Memoranda of Understanding (“MoUs”) in a total of 12 countries. Discussions are progressing in a number of other countries. In March 2006, together with the other major U.K. tobacco manufacturers, we signed an industry MoU with HM Revenue & Customs that builds on the success of previous MoUs.

As previously reported, certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the Imperial Tobacco Group. In connection with one of the investigations, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if former Reemtsma employees who have been charged are ultimately found to have committed offences. In those circumstances, we would seek recovery of any losses under arrangements made on the acquisition of the business. For additional information about these investigations please see Item 4B: Business Overview – Legal Environment.

We co-operate fully with any investigations by customs or other authorities and we intend to continue to do so. However, there can be no assurances that such investigations will not result in negative publicity or actions being brought in the future against us, the Enlarged Group or our or its respective directors, executive officers or employees, or that any such publicity or actions will not have an adverse effect on our revenue, profit and financial condition or that of the Enlarged Group. Although we have implemented procedures to detect and control illegal trading of our tobacco products, such procedures can provide only reasonable and not absolute assurance of detecting non-compliance by managing rather than eliminating risk.

We and the Enlarged Group are dependent on our positions in our key countries

The continued organic growth of our business is underpinned by our positions in our key countries. Our two most significant countries are the United Kingdom and Germany (which together contributed 43% of our total net revenue and 56% of our total profit from operations in our financial year ended September 30, 2007) and Altadis’ two most significant countries are France and Spain. Any future declines in these markets could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group. The proliferation of the counterfeiting of tobacco products could contribute to any such decline.

We and the Enlarged Group may be adversely affected by our significant positions in certain countries

We have significant positions in certain countries in which we operate, including the United Kingdom and Germany, and Altadis has significant positions in France, Spain and Morocco (for cigarettes) and France,

Spain and the United States (for cigars). As a result, we and the Enlarged Group may be subject to enhanced regulatory scrutiny as to competition law in these countries, which could result in adverse regulatory action by the relevant authorities, including the potential for monetary fines, and negative publicity. There can be no assurances that any such scrutiny will not result in investigations or actions being brought against us or the Enlarged Group or that any such investigations or publicity will not have an adverse effect on our revenue, profit or financial condition or that of the Enlarged Group.

As previously reported, information was supplied by the Imperial Tobacco Group and a number of other companies to the U.K. Office of Fair Trading (the “OFT”) in October 2003 and April 2005 in relation to an OFT investigation into the operation of the U.K. tobacco supply chain, but to date no substantive response to any of the information submitted has been received from the OFT. The OFT’s investigation is continuing. In the event that the OFT ultimately decides that a company has infringed U.K. competition law, it may impose a fine. For additional information about this enquiry please see Item 4B: Business Overview – Legal Environment.

It is not possible for us to identify from publicly available information whether or not Altadis is subject to any pending anti-trust actions.

We and the Enlarged Group could incur substantial damages and costs in connection with litigation

Tobacco manufacturers, including us and Altadis, have been sued by parties seeking damages for alleged smoking and health-related effects. Although to date no final adverse judgment has been entered and, to our knowledge, no action has been settled in favour of a claimant in any such action in the United Kingdom, Germany, France or Spain (the Enlarged Group’s most important European countries of operation), there can be no assurance that legal aid or other funding will continue to be denied to claimants in smoking and health-related litigation in any jurisdiction in the future, that favourable decisions will be achieved in the proceedings pending against us or the Enlarged Group, that additional proceedings by private, corporate or public sector claimants will not be commenced against us or the Enlarged Group or that we or the Enlarged Group will not incur damages which may be material.

Although it is not possible accurately to predict the outcome of any pending smoking and health-related litigation, we believe that we have meritorious defences to the pending actions against us and that they will not have a material adverse effect upon our revenue, profit or financial condition. We have not been able to conduct due diligence as to whether Altadis has meritorious defences to actions pending against it. Regardless of the outcome of any litigation, we and the Enlarged Group will incur costs defending claims which we will not be able to recover fully, irrespective of whether we are successful in defending such claims.

Historically, we did not sell tobacco products in the United States, the jurisdiction with the greatest prevalence of smoking and health-related litigation. However, Reemtsma had sold relatively small quantities of cigarettes in the United States between 1985 and 1999 and we continue to have limited sales in the U.S. duty free market. In addition, following the completion of our acquisition of Commonwealth Brands, we have acquired a U.S. company which manufactures and sells cigarettes in the United States. According to Altadis’ 2006 consolidated management report, the Altadis Group produces and sells cigars in the United States, but no longer produces cigarettes for sale in the United States. We propose to start selling tobacco products, including cigarettes, through Commonwealth Brands directly into the U.S. in fiscal 2008 in conjunction with Commonwealth Brands’ existing operations. Consequently, there can be no assurance that we will not be subject to litigation in the United States in the future. In particular, claims including class actions could be made against us in the United States in respect of, among other things, claims for personal injury or death, costs of providing health-care and costs of court-supervised health monitoring programmes. The damages sought in any such claim could be significant. In November 2007 we received confirmation that our application to become a Subsequent Participating Manufacturer (“SPM”) to the 1998 Master Settlement Agreement that all major U.S. industry participants have entered into with, among others, the Attorneys General of 46 U.S. states, to settle healthcare reimbursement claims and other issues, had been approved. Commonwealth Brands became an SPM in 1998. However, there can be no assurances that any future litigation against us in the U.S., if successful, would not have an adverse effect upon our revenue, profit or financial condition or that of the Enlarged Group.

In addition, even if Altadis or the Imperial Tobacco Group are not parties to litigation, any adverse judgment against a tobacco manufacturer or in relation to the tobacco market could have an impact on market conditions which could adversely affect our revenue, profit or financial condition or that of the Enlarged Group.

Recent litigation in respect of the parallel importing of cigars from Cuba could have an adverse effect on sales of Cuban cigars by Corporación Habanos S.A. (of which Altadis owns 50%) in the European Union and elsewhere by liberalising the market for distribution of Cuban cigars within the E.U. This litigation concerned the purchase of cigars in Cuba for resale in the U.K.; the court decided that, as a result of the sales practices of Corporación Habanos S.A. in Cuba at the relevant time, the resale of Habanos cigars in the U.K. by a U.K. importer did not, at that time, infringe the trade marks of Habanos.

The impact of litigation on our business is discussed in further detail in Item 4B: Business Overview – Legal Environment.

We operate in highly competitive markets

Our principal competitors are Altria Group, Inc., British American Tobacco plc and Japan Tobacco Inc. These companies, some of which have greater financial resources than we have, remain strong competitors in the international markets in which we operate. Significant increases in competitive activity of these companies and other local manufacturers could lead to further competition and pricing pressure on our brands and reduce our profit margins. Our ability to compete with these companies may be limited by the regulatory environment in which we operate, including advertising restrictions, and this may adversely impact our efforts to strengthen our brand portfolio. Actions from our competitors may also have an unfavourable impact on our ability to meet our strategy of growing the Enlarged Group organically and through acquisitions.

We may be unable to identify further acquisition opportunities

Historically, we have engaged in acquisitions which have been complementary to the organic growth of the Imperial Tobacco Group. The continuation of this expansion strategy is dependent on, among other things, identifying suitable acquisition or investment opportunities and successfully completing those transactions. Where we have identified acquisition opportunities, we have historically faced competition for these acquisitions.

Following completion of the acquisition of Altadis, anti-trust or similar laws may make it difficult for us to make additional acquisitions. Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions. In the future, this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us. In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisitions.

Our failure to manage growth could adversely affect our business and the business of the Enlarged Group

Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions. Among other things, acquisitions require the attention of management and the diversion of other resources away from organic growth. Our ability to integrate and manage acquired businesses effectively and handle any future growth will depend upon a number of factors and failure to manage growth effectively could adversely affect our revenue, profit and financial condition and that of the Enlarged Group.

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we or the Enlarged Group will be able to identify all actual or potential liabilities of a company prior to its acquisition. Please see also the risk factor below regarding the limited extent of our due diligence access in relation to the proposed acquisition of Altadis.

We and the Enlarged Group may be adversely affected by our activities in developing markets

Our expansion into developing markets may present more challenging operating environments where margins in general may be lower and in which commercial practices may be of a lower standard than those in which we have historically operated.

The proposed acquisition of Altadis will increase our sales in developing markets, including markets such as Russia, Morocco and the Middle East. According to Altadis’ 2006 consolidated management report, certain of these developing markets, in particular Morocco, are currently important to the operations of the Altadis Group. Following the proposed acquisition, the results and prospects for the Enlarged Group’s operations in these countries will be dependent, in part, on the political stability, economic activity and policies of those countries.

We and the Enlarged Group do business in countries subject to international sanctions

Some of the countries in which we do business or with whom we have commercial dealings through third parties, such as Iran, Syria and Cuba, have been identified by the U.S. State Department as state sponsors of terrorism. Our activities in these jurisdictions are currently limited principally to selling tobacco products and purchasing tobacco leaf and are not material to our revenue, profit and financial condition. However, following completion of the proposed acquisition of Altadis, our business in Cuba, from which we have previously only sourced tobacco leaf, will become more significant as a result of Altadis’ 50% ownership interest in Corporacion Habanos S.A., a company which distributes cigars manufactured in Cuba.

We seek to comply fully with international sanctions to the extent they are applicable to us and will continue to do so following completion of the proposed acquisition of Altadis. However, in doing so we may be restricted in the sources of products that we supply to these jurisdictions, in our sources of funding for our operations in these jurisdictions or by the nationality of the personnel that we involve in these activities. In particular, Altadis’ cigar operations in Cuba could be materially limited by the operation of the United States Cuban Assets Control Regulations and the United States Cuban Liberty and Democratic Solidarity (Libertad) Act 1996 (commonly known as Helms-Burton). New future sanctions or changes in existing sanctions could further restrict or entirely prevent us and the Enlarged Group from doing business in or having commercial dealings with certain jurisdictions, including Cuba, which could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

Furthermore, we may suffer from adverse public reaction or reputational harm as a result of doing business in or having commercial dealings through third parties with countries that have been identified as state sponsors of terrorism by the U.S. State Department, including Iran, Syria and Cuba, or that are subject to international sanctions, notwithstanding that our activities comply with applicable international sanctions and regardless of the materiality of our operations in such countries to our operations or financial condition. Any such reaction could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group or on the market price for our ordinary shares and ADSs.

We and the Enlarged Group may be adversely affected by changes in taxation legislation

Our adjusted tax rate of around 25% is based on current legislation in the countries in which we operate. Taxation legislation may be subject to future changes which could have an adverse effect on our profit and financial condition and that of the Enlarged Group.

We are and the Enlarged Group will be exposed to currency fluctuations

We are and the Enlarged Group will be exposed to the translation of the results of overseas subsidiaries into pounds sterling as well as the impact of currency fluctuations on our commercial transactions in foreign currencies. For significant acquisitions of overseas companies, borrowings are raised in the appropriate currency to minimise the balance sheet translation risk.

In the 2007 financial year, 61% or £7,502 million of our revenue (2006:59% or £6,914 million; 2005: 58% or £6,519 million) and 61% or £863 million of our profit from operations (2006:62% or £815 million; 2005: 63% or £780 million) were generated in markets outside the United Kingdom. The majority of sales in these markets are invoiced by us in currencies other than pounds sterling, in particular in euros and U.S. dollars.

Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies. According to Altadis’ 2006 consolidated management report, Altadis has investments in foreign entities which operate in countries whose currency is different from the euro (mainly in Morocco, Russia, Cuba and the U.S.). Altadis’ 2006 consolidated management report does not indicate that Altadis has any significant operations in the United Kingdom or revenues in pounds sterling. As a result, following completion of the proposed acquisition of Altadis, the Enlarged Group, with its wider geographic spread, will have a greater exposure to the translation of the results of overseas subsidiaries into pounds sterling, as well as the impact of trading transactions in foreign currencies.

We intend to conduct a rights issue to refinance the equity bridge facility entered into to finance in part the proposed acquisition of Altadis. Because the equity bridge facility is denominated in euros and the proceeds of the subsequent rights issue will be in pounds sterling, we may have a material transactional foreign exchange risk. Also, although the rights issue will be sized to provide net proceeds to repay or prepay the equity bridge facility and although we have the ability to redenominate some or all of the equity bridge facility into pounds sterling, to the extent that some or all of the equity bridge facility remains in euros when the size of the rights issue is determined, the proceeds of the rights issue might not be sufficient due to foreign exchange movements to repay or prepay the equity bridge facility in full. In those circumstances, we may need to borrow additional sums under the new bank debt facility, also entered into in connection with the financing of the proposed acquisition of Altadis, to repay or prepay the equity bridge facility.

Financing arrangements in connection with the proposed acquisition are discussed in more detail in Item 5B: Liquidity and Capital Resources. For additional information about our exposure to currency fluctuations, please see Item11: Quantitative and Qualitative Disclosures about Market Risk.

We are and the Enlarged Group will be exposed to tobacco leaf price fluctuations

Our financial results are and those of the Enlarged Group will be exposed to fluctuations in the price of tobacco leaf. Other than the cultivation of tobacco leaf principally for use in Laos and by our African subsidiaries, we are not directly involved in the cultivation of tobacco leaf. Other than tobacco plantations in Connecticut and Honduras, Altadis is not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. In addition, political situations, such as those in Zimbabwe, may result in a significantly reduced tobacco crop in any affected country. This may also lead to increases in price that we and the Enlarged Group may be unable to pass on to customers. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, India, Turkey, Malawi and Guatemala.

For additional information about our exposure to price fluctuations, please see Item11: Quantitative and Qualitative Disclosures about Market Risk.

We are and the Enlarged Group will be exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at September 30,  2007, approximately 12% of our net debt was denominated in pounds sterling, 70% in euros and 18% in U.S. dollars. This compares with the position as at September 30, 2006, when approximately 27% of our net debt was denominated in pounds sterling, 67% in euros, nil in U.S. dollars and the remainder in other currencies. We have made additional borrowings in U.S. dollars in 2007 to finance our acquisition of Commonwealth Brands. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling, euro and U.S. dollar interest rates. According to Altadis’ 2006 consolidated management report, Altadis is also exposed to fluctuations in interest rates on its cash, cash equivalents and financial debt.

Our shares and ADSs are subject to price fluctuations

Shares are risk investments and share prices (including the prices of both our ordinary shares and ADSs) have been and may remain volatile, which could result in investors being unable to realise the amount originally invested. All dividends on our shares are paid in pounds sterling. Therefore any decline in the pounds sterling/U.S. dollar exchange rate will reduce the U.S. dollar equivalent value of the dividends. Similarly, any such exchange movement could adversely affect the price at which our ADSs trade on the New York Stock Exchange.

A non-exhaustive list of factors that could affect the price of our ordinary shares and ADSs includes:

•                  operating results;

•                  results of litigation both directly against ourselves and/or other companies within the tobacco sector;

•                  adverse findings in investigations or actions brought against us or the Enlarged Group;

•                  changes in analysts’ recommendations;

•                  announcements of changes to regulations in respect of advertising, packaging, product constituents and taxation of tobacco products;

•                  regulations restricting smoking in public places;

•                  merger activity, distribution agreements or joint ventures within the tobacco industry; and

•                  changes to key personnel.

We and the Enlarged Group will have significant borrowings which may impair operational and financial performance

We have and the Enlarged Group will have a significant amount of indebtedness and debt service obligations, which may impair both our operating and financial flexibility and that of the Enlarged Group and could adversely affect both our business and financial position and that of the Enlarged Group and our ability to pay dividends.

As at September 30, 2007, we had net debt of £4.9 billion. In connection with the proposed acquisition of Altadis, €19.1 billion (£13.3 billion), U.S.$2 billion (£1.0 billion) and £650 million are available to us under the new bank debt facility and the equity bridge facility. We expect to assume the Altadis Group’s existing net debt (which was €2,230 million (£1,556 million) as at September 30, 2007, as disclosed in Altadis’ unaudited announcement of results for the nine months ended September 30, 2007) if the proposed acquisition is completed.

Our and the Enlarged Group’s substantial indebtedness has important consequences for the holders of our ordinary shares and ADSs. It could potentially cause us and the Enlarged Group to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and exchange rate fluctuations, which would reduce the funds available to us for working capital, capital expenditure, acquisitions and other general corporate purposes. It could also curtail our ability to pay dividends, limit our and the Enlarged Group’s ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes, limit our and the Enlarged Group’s flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industry in which we and the Enlarged Group operate, place us and the Enlarged Group at a competitive disadvantage compared to our competitors that are less leveraged than we are and increase our and the Enlarged Group’s vulnerability to both general and industry-specific adverse economic conditions.

Our existing debt facilities and the debt facilities available in connection with the proposed acquisition contain, and Altadis’ existing debt facilities may contain, a number of financial, operating and other obligations that may limit our and the Enlarged Group’s operating and financial flexibility. Our and the Enlarged Group’s ability to comply with these obligations will depend on the future performance of the business.

Our and the Enlarged Group’s labour agreements may affect operational and financial performance

We believe that all of our operations have, in general, good relations with their employees and unions. There can be no assurance that our or the Enlarged Group’s operations will not be affected by problems in the future. There can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where we and the Enlarged Group operate) will not adversely affect our revenue, profit and financial condition and that of the Enlarged Group.

We and the Enlarged Group could fail to attract or retain senior management or other key employees

The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on our revenue, profit and financial condition and that of the Enlarged Group. In addition, as the Enlarged Group’s business develops and expands, we believe that the Enlarged Group’s future success will depend on its ability to attract and retain highly skilled and qualified personnel, which cannot be guaranteed.

The failure to attract or retain key personnel could significantly impede our financial plans, growth, marketing and other objectives and those of the Enlarged Group. Our success and the success of the Enlarged Group depend to a substantial extent on the ability and experience of our senior management. We can give no guarantee that, following the proposed acquisition, the senior management and other key personnel of Altadis would remain with the Enlarged Group or that high quality individuals could be attracted or retained.

Risks relating to the proposed acquisition

We have not had significant due diligence access to the Altadis Group and it may not perform in line with expectations

While the Altadis shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and on Eurolist by Euronext Paris and, as a consequence, Altadis is subject to public reporting obligations, there can be no assurance that information publicly disclosed by Altadis, or disclosed to us as part of our due diligence, includes all information necessary to make an informed assessment of Altadis’ prospects, results of operations and financial condition. There is a risk, therefore, that we will fail to discover certain liabilities of Altadis, or operating or other problems of Altadis prior to completion of the proposed acquisition. Further, there is a risk that the consideration paid to the shareholders of Altadis will be in excess of the actual value of the business of Altadis. Since Altadis is a publicly listed company, we will not be able to obtain representations and warranties in connection with the proposed acquisition.

If the financial results and cash flows generated by the Altadis Group are not in line with our expectations, a write-down may be required against the carrying value of our investment in the Altadis Group. Such a write-down may affect the Enlarged Group’s business and may also reduce our ability to generate distributable reserves by the extent of the write-down and consequently affect our ability to pay dividends.

In addition, certain contracts to which the Enlarged Group is a party, for example joint venture or distribution agreements, may contain change of control clauses which could allow the counterparty to terminate the contracts or could lead to other adverse effects as a result of the proposed acquisition.

The success of the proposed acquisition will be dependent upon our ability to integrate the Altadis Group

While we believe that we have a proven track record of integrating acquisitions, the success of the proposed acquisition will be dependent upon our ability to integrate the Altadis Group without disruption to our and its existing business.

The integration of the Altadis Group may involve particular challenges and will require management attention that would otherwise be devoted to running the business. We can offer no assurance that the Enlarged Group will realise the potential benefits of the proposed acquisition to the extent and within the timeframe contemplated. If we are unable to integrate successfully the Altadis Group, this could have a negative impact on the revenue, profit and financial condition of the Enlarged Group.

The proposed acquisition is conditional and the conditions may not be satisfied

The making of the offer is conditional on a sufficient number of acceptances from the holders of Altadis shares and the removal of the voting limitation contained in Altadis’ bye-laws. There can be no assurance that these conditions will be satisfied and completion will be achieved.

In regard to the proposed acquisition, we received E.U. Commission clearance in October 2007, subject to the Enlarged Group divesting a small number of fine cut and pipe tobacco and cigar brands in certain European markets. Although we believe that the undertakings required will not materially adversely affect the operational and financial performance of the Enlarged Group, there can be no assurance as to the timing or outcome of the undertakings required.

Changes in currency exchange rates may affect how certain items are reported in our accounts

If the proposed acquisition proceeds and the euro appreciates against the pound sterling, as we report in pounds sterling such appreciation will increase the total investment and the cash flow generated by the Altadis Group as reported in our accounts. Conversely, if the proposed acquisition proceeds and the euro depreciates against the pound sterling such depreciation will decrease the total investment and the cash flow generated by the Altadis Group as reported in our accounts.

Possible unavailability of pre-emptive rights for U.S. and other non-U.K. holders of ordinary shares

In the case of an increase of our share capital for cash, our shareholders are generally entitled to pre-emption rights unless such rights are waived by a special resolution of our shareholders at a general meeting or in certain circumstances stated in our articles. To the extent that pre-emptive rights are granted, U.S. and certain other non-U.K. holders of our ordinary shares may not be able to exercise pre-emptive rights for their ordinary shares unless we decide to comply with applicable local laws and regulations and, in the case of U.S. holders, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements is available. At such time, we would evaluate the indirect benefits to us of enabling the exercise by U.S. and other non-U.K. holders of our ordinary shares of pre-emptive rights and any other factors we consider appropriate at the time. On the basis of this evaluation, we would then need to make a decision as to how to proceed and whether to file such a registration statement or otherwise or whether to take any other steps necessary to enable shareholders in such other non-U.K. jurisdictions to exercise their pre-emptive rights. No assurance can be given that any steps would be taken in any jurisdiction or that any registration statement would be filed to enable the exercise of such holders’ pre-emptive rights. In connection with the proposed acquisition, neither ordinary shares nor rights to them will be registered under the Securities Act and, subject to certain exceptions, they will not be offered into the United States or to U.S. persons. To the extent that holders of our shares are not able to exercise their pre-emptive rights, they might not be able to benefit from any discount to the market price of our shares at which the pre-emptive rights are offered, and the proportionate interests of such holders in our share capital would be reduced.

Dilution of ownership of ordinary shares

Those shareholders, including shareholders in the United States and other jurisdictions where their participation is precluded for legal, regulatory or other reasons, who do not participate in any rights issue that we undertake to raise an amount sufficient to repay or prepay the equity bridge facility (either by not taking up their full entitlement under the rights issue, or otherwise) will suffer a reduction, which might, depending on the number of ordinary shares issued, be significant, in their proportionate ownership and voting interest in our ordinary share capital as represented by their holding of ordinary shares immediately following the issue of ordinary shares pursuant to the rights issue.

The squeeze-out provision under Spanish law is untested

The new Spanish Royal Decree on takeover bids, which came into force on August 13, 2007, incorporates a squeeze-out provision which could be used if the offer is accepted in respect of shares representing at least 90% of the voting rights to which the offer is addressed and therefore the offeror holds at least 90% of the Altadis’ voting share capital. This regulation is as yet untested.  Should the Group be unable to use this provision, those Altadis shareholders who do not tender their shares will remain shareholders in Altadis. However, we could subsequently seek to de-list the Altadis’ shares by launching a further tender offer under the Spanish takeover regulations. Altadis shareholders who did not tender in the initial offer might choose to accept that offer, although we cannot compel them to do so. Any remaining minority shareholders in Altadis may have interests that differ from those of Imperial Tobacco. If we are not able to use the squeeze-out provision in the new Spanish takeover regulation and minority shareholders remain (whether or not we launch a further tender offer), we may not be able to fully implement our plans for Altadis within our intended timescales.  Additionally, Spanish law has legal requirements designed to protect the interests of minority shareholders that could negatively impact our ability to direct the affairs of Altadis and its subsidiaries once they have become part of the Enlarged Group.

Additional risks for ADS holders

As at November 23, 2007, approximately 9.59% of our ordinary shares are held in the form of ADSs. Because holders of ADSs do not hold their ordinary shares directly, they may be subject to the following additional risks relating to ADSs rather than ordinary shares:

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

•                  ADS holders may not receive all of the benefits of a holder of ordinary shares, such as rights to participate in any capital increase. In connection with the proposed acquisition, neither ordinary shares nor rights to them will be registered under the Securities Act and subject to certain exceptions they will not be offered into the United States or to U.S. persons.

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

•                  A U.S. holder of ADSs may not be able to enforce a judgment against some or all of our Directors and executive officers. Our Directors and executive officers are residents of countries other than the United States. Consequently, it may not be possible for a U.S. holder to effect service of process within the United States upon them or to enforce against them judgments of courts of the United States based on civil liabilities under the U.S. securities laws. There can be no assurance that a U.S. holder will be able to enforce any judgments in civil and commercial matters or any judgments under the U.S. securities laws against our Directors or executive officers who are residents of the United Kingdom or countries other than the United States. In addition, English or other courts outside the United States may not impose civil liability on our Directors or executive officers in any original action based solely on the U.S. securities laws brought against us or our Directors in a court of competent jurisdiction in England or other countries outside the United States.

Item 4: Information on the Company

We are the world’s fourth largest international tobacco company, and manufacture, market and sell a comprehensive range of cigarettes, tobaccos, cigars, rolling papers and tubes. We currently sell our products in over 130 countries worldwide, with particular strengths in the United Kingdom, Germany, the United States, The Netherlands, the Republic of Ireland, France, Spain, Greece, Poland, Russia, Ukraine, Taiwan, Australia and sub-Saharan Africa.

Our international cigarette brands Davidoff and West are supported by a strong portfolio of regional and local brands such as Lambert & Butler, Classic, JPS, Horizon, Maxim and Excellence. The Golden Virginia and Drum fine cut tobacco brands and Rizla rolling papers brand complement the cigarette portfolio.

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

Imperial Tobacco Group PLC is registered in England and Wales (registered company number 3236483), and operates under the legislation of the United Kingdom. Our registered office is Imperial Tobacco Group PLC, P.O. Box 244, Upton Road, Bristol BS99 7UJ, England (telephone number: 011 44 117 963 6636; facsimile number: 011 44 117 933 7430). The ADR Depositary is Citibank Shareholder Services, P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S. (telephone number: 1-877-CITI-ADR or
1-877-248-4237 – toll free).

A                                       History and Development

Our tobacco business has a long established history. Imperial Tobacco Company (of Great Britain and Ireland) Limited (“Imperial Tobacco Company”) was formed in 1901 by the merger of 13 independent British tobacco companies which joined forces in the face of competition from the American Tobacco Company. In 1902, a price war between Imperial Tobacco Company and American Tobacco Company was concluded with the formation of British-American Tobacco Company Limited to which the export and duty-free businesses of both companies were transferred. As a result, the primary focus of our business historically was the U.K. and Irish markets. Since 1996, we have pursued a strategy of international growth through targeted organic expansion and acquisitions. This international growth strategy has transformed us from a predominantly U.K. business into the world’s fourth largest international tobacco company with sales in over 130 countries worldwide.

In furtherance of our strategy of international expansion, between 1997 and 2001 we made a number of acquisitions, with interests in rolling papers, fine cut and pipe tobaccos, and cigarettes in Europe, Australasia and sub-Saharan Africa.

In May 2002, we acquired 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH (“Reemtsma”). Reemtsma was the fourth largest international cigarette manufacturer in the world by volume, with well-known brand names such as West, Davidoff and R1 and strong representation in Germany, Western, Central and Eastern Europe and Asia. In 2004, we acquired the remaining 9.99% of the issued share capital of Reemtsma bringing our total holding to 100%.

In fiscal 2005 we acquired the Canadian and U.S. business and assets of the tubes manufacturer CTC Tube Company of Canada, and 43.0% of the issued share capital of Skruf Snus A.B., a Swedish snus company, and in fiscal 2006 we acquired Gunnar Stenberg A.S., a Norwegian distributor of tobacco products and accessories, and the worldwide Davidoff cigarette trademark which we had previously held under license.

On January 9, 2007, we acquired a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia. On February 8, 2007, we announced that we had agreed to acquire the entire issued share capital of Commonwealth Brands from Houchens Industries, Inc. for a total consideration of

U.S. $1.9 billion (£1.0 billion as at completion of the acquisition). This acquisition was completed on April 2, 2007 and marks a significant move into the U.S. tobacco market.

On July 18, 2007, we made a proposed cash offer for the entire share capital of Altadis at €50 per share. At that date this equated to approximately £34 per share and gave an equity value of €12.6 billion or £8.5 billion. Approval of our offer by the CNMV, the Spanish regulator, was received on November 7, 2007 and on November 14, 2007 the board of Altadis recommended the offer to its shareholders and indicated that they intended to accept the offer in respect of their own holdings, unless a competing offer arises. The offer acceptance period began on November 12 and is expected to close on January 11, 2008. We expect to complete the deal shortly thereafter.

Please see Item 5B: Liquidity and Capital Resources for discussion of our capital expenditure.

B     Business Overview

Market Background and Environment

Cigarettes

In 2006, the most recent year for which worldwide information is available, an estimated 5.6 trillion cigarettes (2005: 5.5 trillion cigarettes) were sold throughout the world, with the world’s largest cigarette market, China, accounting for over a third of global consumption. Approximately 0.5 trillion cigarettes were sold in Western Europe (2005: 0.5 trillion), approximately 0.7 trillion in North and South America (2006: 0.7 trillion), approximately 3.2 trillion in Asia Pacific (2005: 3.1 trillion), approximately 0.8 trillion in Eastern Europe (2005: 0.7 trillion), approximately 0.2 trillion in the Middle East (2005: 0.3 trillion) and approximately 0.2 trillion in Africa (2005: 0.2 trillion).

In mature markets, we expect smoking incidence to decline with percentages of smokers within total populations reducing. However, the number of adults in the world is expected to continue to grow and, as a result, we expect that the overall annual global consumption will remain broadly unchanged in the medium term.

In the United Kingdom, sales of U.K. duty-paid cigarettes were approximately 48 billion in fiscal 2007 (2006: 49 billion), placing it among the five largest markets by volume in Western Europe. Total U.K. duty-paid cigarette consumer sales between fiscal years 2000 and 2007 fell by an average of approximately 2.7% per annum.

In Germany, the largest market in Western Europe by volume, total duty-paid sales of approximately 91 billion cigarettes were recorded in fiscal 2007 (2006: 92 billion). Between fiscal years 2000 and 2007, market volume for cigarettes has fallen by an average of approximately 6.0% per annum, following the impact of significant excise duty increases as the German government introduced taxes to fund anti-terrorism and health-care measures. This was partially offset by increased sales of other tobacco products.

The high levels of duty imposed on the sale of tobacco products in many Western European markets have resulted in significant quantities of cigarettes being imported from jurisdictions where duty is lower. These consist of legal imports of both duty free and duty-paid products purchased in other E.U. countries and of illegal imports.

Market sales of duty-paid cigarettes in the U.S. totalled approximately 367 billion in fiscal 2007 (2006: 379 billion). Over the last seven years there has been an average market decline of approximately 2.0% per annum.

Fine cut tobacco

We are the market leader in fine cut tobacco in the United Kingdom, The Netherlands, France, Greece, Ireland, Italy and Spain and have a significant share in the high volume German market.

In the United Kingdom and Germany, volume sales of duty-paid fine cut tobacco increased by an average of approximately 7.5% and 7.0% per annum respectively between fiscal years 2000 and 2007 as consumers search for greater value by switching from factory made cigarettes to fine cut tobacco.

In fiscal 2007 approximately 3,500 tonnes were sold in the United Kingdom (fiscal 2006: 3,250 tonnes), while approximately 23,000 tonnes were sold in Germany (fiscal 2006: 28,300 tonnes). Sales of fine cut tobacco products in Germany declined in fiscal 2007 due to the cessation of the production of Singles tobacco products in March 2006 following a decision of the European Court of Justice that Singles tobacco products should be taxed as cigarettes rather than at the lower rate applicable to fine cut tobacco.

The Dutch market is one of the largest individual fine cut tobacco markets in the world, with approximately 10,300 tonnes sold in fiscal 2007 (2006: 10,500 tonnes). It is estimated that fine cut tobacco accounted for approximately 45% of the total tobacco market in The Netherlands in 2007 (2006: 46%). Sales of fine cut tobacco in The Netherlands have decreased by approximately 3.0% per annum on average in the period from 2000 to 2007.

In France, sales of fine cut tobacco have stabilized, at approximately 7,400 tonnes (2006: 7,500 tonnes).

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

Our Strategy

Our primary objective is to create sustainable shareholder value by growing, both organically and through acquisitions. To meet this goal, we have established the following corporate strategies:

Sales development

We see opportunities, both organic and acquisition-led, to enhance and extend our existing operations in our Rest of Western Europe, United States and Rest of the World regions, with our strong positions in the U.K. and Germany continuing to be key contributors to our overall results.

Our historical roots are in the UK and we have held a significant position in Germany since our acquisition of Reemtsma. In both these markets, our strategic focus is the profitable development of our portfolio across all product groups.

We operate in Western Europe with important markets including The Netherlands, the Republic of Ireland, France, Belgium, Luxembourg, Spain, Portugal, Greece and Italy. In these countries we are focused on building our cigarette market shares, along with strengthening our position in fine cut tobacco and rolling papers.

Outside Western Europe we have strengths in sub-Saharan Africa, the Middle East, selected countries in Central and Eastern Europe, Asia and Australasia and in Duty Free. Our key markets within these regions include the Ivory Coast, Saudi Arabia, Poland, Russia, Ukraine, Taiwan and Australia. Our strategy continues to be focused on developing our international strategic and regional brands and expanding our presence in both existing and new markets. Our recent acquisition of Commonwealth Brands gives us an established platform from which to grow in the US market.

We continue to seek acquisitions which increase both our international scale and penetration of our targeted markets, particularly where those businesses have highly complementary geographic profiles and strong brand portfolios.

Our broad product and brand portfolio includes international cigarette brands such as Davidoff and West and strong regional and local brands such as JPS, Lambert & Butler, Classic, Maxim, Excellence and Horizon. Complementing our cigarette portfolio is our world leadership in fine cut tobacco, rolling papers and tubes with brands such as Golden Virginia, Drum and Rizla. To ensure we continue to leverage and build brand equity, our brand strategy takes a portfolio approach responsive to individual market dynamics and price segmentation.

Cost optimization and efficiency improvements

Our continued focus on reducing costs and improving our efficiency supports our sales development. Our ongoing search for productivity improvements, through the effective use of our assets and by optimising our manufacturing capacity, is the primary driver of our manufacturing strategy. We seek continuous performance improvements and believe there is further potential for cost savings through our ongoing programme of standardisation and the extension of best practice across all our manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation.

This cost focus extends beyond manufacturing and, throughout Imperial Tobacco, our culture is focused on cost optimisation and shareholder value creation.

Effective cash management

We have a highly cash generative business. Our focus is on managing capital expenditure and working capital, tax and interest costs. Our strategy is to ensure that the cash we generate is used efficiently through acquisitions, organic investment and returning funds to our shareholders, adding to our value creation.

We have invested £6.2 billion in acquisitions since our listing on the London Stock Exchange in 1996 and have returned over £0.8 billion to shareholders through our share buyback program. We are committed to continuing to expand our business through both acquisitions and organic investment opportunities. We believe our proposed acquisition of Altadis will strengthen our position as the world’s fourth largest international tobacco company. It meets our strict acquisition criteria and provides us with a significant enhancement to our operating platform and scale.

Our dividend policy is to increase dividends broadly in line with growth in adjusted earnings per share, with a payout ratio of around 50%.

These strategies are subject to risks and costs that could prevent us from achieving some or all of our objectives. See Item 3D: Risk Factors.

Business Operations

Our underlying trading performance is discussed in Item 5A Operating Results.

Our Product Categories and Key Brands

We sell a comprehensive range of cigarettes, other tobacco products, rolling papers and tubes. The other tobacco product category includes fine cut tobacco including roll your own and make your own tobaccos, pipe tobacco, snuff, snus and cigars. Across this multi-product portfolio we have organized our brands into three categories: international, regional and local. Our international strategic brands and certain key regional brands are controlled by our central marketing department, with our other regional and local brands controlled by the most appropriate market.

International strategic brands

Our international strategic cigarette brands are Davidoff and West which account for around 20% of our group cigarette volumes; within fine cut tobacco, our key international brands are Drum and Golden Virginia, which are complemented by our world leading rolling papers brand, Rizla.

Regional and local brands

We have a number of key regional brands such as JPS in Western Europe, Boss, Classic and Maxim in Central and Eastern Europe, and Excellence in Africa. We also have a strong foundation of local brands that generate significant profit in their domestic markets such as Lambert & Butler and Richmond in the U.K., Horizon in Australia and John Player Blue in Ireland.

Sales and Distribution

Our sales and distribution operations cover five regions: United Kingdom, Germany, Rest of Western Europe, United States and Rest of the World.

Our strategy is to ensure the wide availability of our product ranges at competitive prices, by optimizing the points of sale at which our products are offered and constantly monitoring distribution outlets for availability and price competitiveness. Our objective is to improve market share and long-term profitability by trying to persuade adult smokers to choose our brands rather than those of our competitors.

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

During the year we have continued to invest in sales force technology and analysis tools throughout the Group, and we believe the information provided gives us competitive advantage and supports regular, frequent contact with targeted retailers.

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

Competition

The five largest international tobacco companies are Altria, British American Tobacco (“BAT”), Japan Tobacco (including recently acquired Gallaher), Imperial Tobacco and Altadis. Their share of global market volumes, excluding China, are approximately 28%, 25%, 16%, 6% and 3% respectively.

United Kingdom

Our principal competitor in the U.K. tobacco market is Japan Tobacco. For more than 30 years, we and Gallaher have held an aggregate estimated share of over 70% of the U.K. cigarette market based on unit sales. As at the end of September 2007, Gallaher had an estimated U.K. market share based on unit sales in each of the cigarette and fine cut tobacco markets of approximately 38% and 29%, respectively. The other major participants in the U.K. cigarette market are Altria and BAT, which had estimated U.K. cigarette market shares of approximately 8% and 5% respectively in fiscal 2007.

Germany

In Germany our main competitors are Altria and BAT. In fiscal 2007, they had an estimated cigarette market share of 36% and 19%, respectively. In the growing other tobacco products sector we primarily compete with BAT and Altria, who had estimated market shares of approximately 21% and 14% respectively in this segment.

United States

In the United States our main competitors are Altria and Reynolds American who in the twelve months to June 30, 2007 had cigarette market shares of approximately 49% and 28% respectively.

Rest of Western Europe/Rest of the World

In other international cigarette markets, our main competitors are subsidiaries of Altria, BAT, Japan Tobacco and Altadis, and the local domestic producers in each market.

Manufacturing

Our 31 factories around the world benefit from shared technology and expertise, leading to reduced manufacturing costs. We focus on high-quality, low-cost manufacturing and have an ongoing drive to improve productivity across the business.

We aim to ensure that our manufacturing base is structured effectively, to ensure a fast response to changing market dynamics and consumer requirements. In order to meet growing demand in Eastern Europe, we have increased the capacity at both our Volgograd and Kiev factories with the installation of new and upgraded machinery. We have also added cigarette and other tobacco product machinery in Germany, in support of new product initiatives. The closures of our factories in Liverpool in the U.K. and Lahr in Germany were completed on schedule by the end of March 2007.

In March 2007, we announced our plans to build a factory in Taiwan at a cost of approximately £45 million which will aid the further development of our presence in Asia. We expect to generate annual cost savings of £20 million from 2010 as a result of a reduction in supply chain costs and other operational efficiencies, with the factory planned to be fully operational by the end of our 2008 financial year.

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

We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, China, India, Turkey, Malawi and Guatemala. Our acquisition of Tobaccor in fiscal 2001 gave us some direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. Political situations such as that in Zimbabwe may significantly affect tobacco crops. We seek to offset these fluctuations by purchasing tobacco crops from other areas of the world.

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

Regulatory Issues

The regulatory landscape continued to be challenging during 2007, as governments around the world are pursuing, in varying degrees, further regulation of tobacco products. These actions include restricting or banning the advertising of tobacco products and sponsorship of events by tobacco companies, requiring text and/or pictorial health warnings to be included on tobacco packaging, limiting the yield of tar, nicotine and carbon monoxide, banning product descriptors such as ‘mild’ or ‘light’, requiring cigarettes to comply with low ignition propensity standards and removing tobacco products from sight at the point of sale. We continue to manage these challenges and seek to engage with governments to find workable, practical solutions to changing regulations.

World Health Organization’s Framework Convention on Tobacco Control

In May 2003, the World Health Organization’s (WHO) Framework Convention on Tobacco Control (“FCTC”) was adopted at the 56th World Health Assembly. The 40 ratifications required for the convention to take effect were met on November 30, 2004 and, in accordance with the procedural matters established for the FCTC, the convention entered into force 90 days later. There is no deadline for becoming a party; the FCTC remains open for accession by all countries that wish to do so. As of  October 23, 2007, 151 countries have ratified the FCTC. At the first session of the Conference of the Parties (February 6 – 17, 2006), the parties adopted their Rules of Procedures in addition to establishing the structure for a permanent secretariat and setting out the first phase of guidelines and protocols to be developed.

The second Conference of the Parties (June 30 - July 6, 2007) unanimously adopted the draft guideline on protection from Environmental Tobacco Smoke and decided that further work will be conducted on product regulation and illicit trade. Other work includes the development of guidelines in the areas of advertising and sponsorship, packaging and labeling, public health policy protection from the vested commercial interest of the tobacco industry, smoking cessation with the help of nicotine replacement therapy products and education. With regard to the development work for a protocol on cross-border advertising, the Conference of the Parties followed the expert group recommendation to suspend the protocol in favor of  a comprehensive guideline on advertising, sponsorship and promotion.

Key provisions of the FCTC include: the restriction and/or ban of advertising and the disclosure of advertising expenditures; the global introduction of large health warnings with a suggestion to use pictorial health warnings; measures to restrict access to tobacco and reduce consumption; tax increases; restriction and/or prohibition of duty-free sales; substantial testing of smoke constituents other than tar, nicotine and carbon monoxide; promotion and support of alternative crops; and product liability laws (where they do not already exist) to hold manufacturers responsible for smoking-related health risks.

While we agree with many aspects of the convention, most notably the need to prevent youth smoking and the urgent need to stamp out both smuggling and counterfeiting of tobacco products, the FCTC also includes measures that we believe fall under the jurisdiction of other authorities such as the World Trade Organization (WTO) and the International Organization for Standardization (ISO). We believe that creating a role for the WHO to regulate on issues like standardization, smuggling, international aid and product labeling would be inefficient and inappropriate since these lie outside the WHO core competencies and are dealt with by other bodies. Furthermore, we believe that some of the provisions can be regulated more effectively at a regional, national or local level.

E.U. Tobacco Products Directive (2001/37/EC)

In June 2001, the European Union passed a directive on the manufacture, presentation and sale of tobacco products, which provides for, among other things, new and larger health warnings on the front and back of tobacco product packs, a ban on product descriptors such as “light” and “mild”, new maximum tar, nicotine and carbon monoxide yields of 10, 1, and 10 mg respectively, as well as extensive product testing and the yearly submission of ingredients information to national authorities

In July 2005, the European Commission published its first report on the application of the E.U. Tobacco Products Directive. The report did not call for immediate changes to the directive and the Commission intends to follow guidelines proposed through the Conference of the Parties under the FCTC. Furthermore, the report encourages Member States to adopt pictorial health warnings. In accordance with Article 11 of the directive which stipulates that the E.U. Commission shall report every two years to the Parliament, the Council and the Economic and Social Committee on the application of the directive, the E.U. Commission is currently preparing the second report.

Of particular concern to us is the proposal in the draft report of July 2005 to consider the definition of ingredients by the WHO Scientific Advisory Committee on Tobacco Products Regulation, which would widen the scope of the E.U. Tobacco Products Directive considerably by including, among other things, substances used in agronomy, production and packaging. There was no firm proposal to develop a common list of ingredients, chiefly due to the difficulty of establishing criteria for the approval or prohibition of ingredients, given that there are no clear accepted tests for measuring toxicity.

The E.U. Commission and the Scientific Committee on Emerging and Newly Identified Health Risks (“SCENIHR”) in June 2007 adopted a preliminary report on the health effects of smokeless tobacco products to provide the E.U. Commission with a scientific basis for developing and implementing policies on such products. The report concluded that all smokeless tobacco products are addictive and that their use is hazardous to health. The Commission has indicated that any actions arising in relation to smokeless tobacco products will be considered at a later stage on the basis of the final SCENIHR report.

The directive also requires manufacturers and importers to submit details of all ingredients used in tobacco products to each Member State, along with any available toxicological data. Starting in December 2002, we have submitted ingredient information and toxicological data in all Member States, even in the absence of national regulations. The format in which the ingredient information was submitted has been accepted by most Member States. However, The Netherlands has rejected this format and required the submission and publication of the detailed recipes of all tobacco products sold in the Dutch market. We believe that the Tobacco (Lists of Ingredients) Regulation 2003, which provides for publication of ingredients and formulae of tobacco products, goes beyond what is required by the directive on which the Dutch regulation is based. We have concerns about revealing unique product formulae and, together with other leading tobacco manufacturers, initiated legal proceedings in September 2003. A verdict was handed down on December 21, 2005, stating that we need to submit full ingredients information per brand to the Dutch authorities. However, it also acknowledged that the ingredient information demanded constitutes a trade secret, which can only be published if no disproportionate harm is caused to us by this act. Together with other manufacturers, we have appealed the ruling. The Dutch State has also appealed the December 21, 2005 judgment. We have filed the grievances of our appeal and replied to the State’s appeal on August 16, 2007. Procedurally, a hearing or verdict is not expected before mid 2008. We believe that the Belgian authorities will await the outcome of the Dutch case before imposing sanctions for non-compliance with Belgian regulations.

On May 31, 2007, the European Commission published new, “harmonized templates” for the submission of ingredients information to Member State authorities in the format of a practical guidance document. While most E.U. Member State authorities appear to be content to wait until 2008 to implement the new-style submissions, Germany and the U.K. have indicated that they want to implement them as soon as possible. The Netherlands has written the new templates into a decree that requires compliance by November 1, 2007. However, since the industry was informed by the Dutch authorities on September 21, 2007 that old-style submissions for 2007 were permissible provided they were made before October 1, 2007, Imperial Tobacco has made a full old-style submission (excluding trade secrets) on September 28, 2007.

On the same day, we also made a full submission according to the existing format to the U.K. authorities. To acknowledge the Department of Health’s preference to receive reports for the current year according to the new E.U. Commission templates, we have also made a partial report, presenting the information for five of our top brands in the U.K. according to the new templates. The report to regulators contains trade secrets and is password protected while the report for the general public (which does not contain trade secrets) is provided separately without password protection.

In Germany, we are planning to make a submission similar to that in the U.K., with a full submission according to the existing format accompanied by a partial report, presenting the information for some of our brands in the Germany according to the new E.U. templates.

Advertising and Sponsorship

In May 2003, the E.U. passed a new Advertising and Sponsorship Directive (E.U. Directive 2003/33/EC). Although narrower in scope than its predecessor, which was annulled by the European Court of Justice in October 2000, the directive places greater emphasis on cross-border advertising and sponsorship. The main provisions include a ban on tobacco advertising in printed media, radio broadcasting and on the internet.

The German government initiated legal proceedings with the European Court of Justice to annul parts of the directive, however, the Court upheld the directive in its final ruling of December 2006.

In the U. K., the Advertising and Sponsorship Act came into force in February 2003, banning all advertising except at the point of sale. The latter is regulated by the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 which took effect on December 21, 2004 for England, Wales and Northern

Ireland. Tobacco advertising inside tobacconists is now limited to a total surface equivalent to one A5 size sheet of paper (approximately 8¼ x 5⅞ inches) including a 30% health warning and a National Health Service Quitline number. Scotland has passed almost identical regulations which also took effect on December 21, 2004.

Tobacco advertising and sponsorship is regulated in many of our key markets. Where regulated, the scope is similar world-wide; most countries have banned television and radio advertising, while advertising in cinemas, the national press, on (outdoor) billboards and posters and at the point of sale is more or less heavily restricted and in most cases subject to accompanying health warnings. Sampling, which is the distribution of free cigarettes, and sponsorship of cultural events is generally prohibited.

As advertising restrictions around the world have dealt with mass communication channels such as print media, TV, radio and the internet, the focus is now shifting to the remaining channels, particularly towards point of sale communication.

Product Display Bans at Point of Sale

In addition, there are further calls to ban or severely restrict product display at the point of sale. A product display ban came into force in Iceland in 2001 and is currently being discussed in Ireland and Norway. Outside the E.U., there are currently severe restrictions or bans in Thailand, Singapore, provinces of Canada, and some of the Australian territories. New Zealand and Mexico are currently exploring similar possibilities.

Pictorial Health Warnings

Following the E.U. Commission decision of September 2003 on the use of color photographs or other illustrations on tobacco packages in all E.U. Member States, a library of 42 approved images - three for each of the 14 rotating textual warnings which currently appear on the back of packs - was launched in May 2005. Member States that choose to require pictorial health warnings must select the images from this library, but they may choose the particular warning that is best adapted to consumers in their countries, taking into account cultural practices, sensibilities and context.

Belgium was the first E.U. Member State to adopt legislation requiring pictorial health warnings to be introduced for cigarettes. Following our challenge of the Belgian regulations, the Ministry of Health changed the regulations and now requires 14 images (instead of the 42 originally proposed). A second and third set of warnings are now understood to be optional. Products bearing the new health warnings appeared on shelves from early 2007.

The U.K. government has announced that effective October 2008, pictorial health warnings are required on all tobacco product packs. Old style cigarette packs manufactured before October 2008 may be sold until October 2009, and other tobacco products until October 2010. Other E.U. Member States including Latvia, The Netherlands and Slovakia are currently considering the use of pictorial health warnings.

Following Australia’s implementation of pictorial health warnings on cigarette packs from March 2006, New Zealand has passed similar legislation, requiring cigarette packs to carry pictorial health warnings occupying 30% of the front and 90% of the back of packs from February 27, 2008.

Other countries that have implemented pictorial health warnings include Singapore where they cover 50% of the front and back of packs. Taiwan has passed legislation calling for pictorial health warnings covering 35% of the front and back of packs, and the issue is also under discussion in Mexico (50% of the back of packs).

Smoking in Public Places

In a number of the markets and regions in which we operate the debate on the introduction of restrictions or outright bans on smoking in public places and in the workplace has intensified, most notably in Ireland, Italy and the U.K. where heavy restrictions were introduced in 2004, 2005 and 2007 respectively.

We support sensible regulation but believe that outright bans are unnecessary and disproportionate. Our experience in markets where smoking restrictions or bans are in place supports our view on the impact of this legislation. Smokers will continue to choose to smoke: there may be an initial dip in cigarette consumption, but this tends to diminish over time.

In January 2007, the E.U. Commission launched its Green Paper “Towards a Europe free from tobacco smoke: policy options at EU level”, seeking views on the scope of measures to regulate public smoking. The Paper presents five policy options including exemptions for certain venues (e.g. restaurants and bars). The Commission will now analyze the responses and produce a report with the main findings of the consultation, before considering further steps. In June 2007 the European Parliament released its own draft initiative report on the Green Paper, calling on the Commission to present a proposal by 2008 for an unrestricted ban in all enclosed workplaces, catering establishments, public buildings and transport within the Union.

Following the Irish example, the U.K. now also has a total ban on smoking in public places and work places including bars, restaurants and private member clubs. The ban was introduced in the following steps:

•      Scotland: March 26, 2006

•      Wales: April 2, 2007

•      Northern Ireland: April 30, 2007

•      England: July 1, 2007

In Germany, the regulation of bars and restaurants falls within the responsibility of the Länder, the states making up the Federal Republic. The Länder agreed in March 2007 to ban smoking in restaurants and bars, but allowed exceptions for small bars and premises with extra smoking rooms. Schools and public buildings are also covered by the proposed ban. Separately, the federal government will implement a smoking ban in government buildings and on public transport.

The French government published a decree on November 16, 2006 banning smoking in public places from February 1, 2007 but giving bars, restaurants, nightclubs, hotels and tobacconists a derogation until January 1, 2008.

Outside the European Union, New Zealand introduced a full public smoking ban from December 10, 2004. In Singapore, smoking restrictions provide that hospitality venues may set aside no more than 20% of their outdoor areas for smokers while most Australian territories have implemented severe smoking restrictions in most public places.

Some countries, however, are pursuing a more balanced approach. In Slovenia, for example, a new law effective from August 2007 applies existing restrictions on workplace smoking to all enclosed public places. Designated smoking rooms of up to 20% of the overall area can be set aside in most workplaces and public places, including restaurants, bars and cafés but no food or drink is to be consumed in these rooms.

We remain committed to continuing to work constructively with individual governments and other regulatory bodies to ensure the sensible and proportionate regulation of tobacco products.

Legal Environment

Smoking and health-related litigation

The Imperial Tobacco Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects.

To date, there has been no recovery of damages against us in any jurisdiction in any claim alleging that our tobacco products have resulted in damage to the health of smokers. We have not entered into any out-of-court settlement with any claimant in any such action. We are vigorously contesting the pending actions described below and intend to continue to do so. However, there can be no assurance that legal aid or other funding will not be made available to claimants in smoking and health-related litigation in the future, that favorable decisions will be achieved by us in any of these proceedings or that additional proceedings will not be commenced against us in the United Kingdom, the U.S., Germany or elsewhere. If we are found liable to pay damages in any jurisdiction, such a finding may precipitate further claims. If such claims are successful, the cumulative liability for damages could be very significant and is currently unquantifiable. Regardless of the outcome of any litigation, we will incur costs defending claims which we will not be able to recover fully, irrespective of whether we are successful in defending such claims.

In addition to the litigation described below, we are aware that Altadis is (or has been) involved in smoking and health-related litigation in France and Spain. Upon completion of the proposed acquisition, we would be responsible for the conduct of these proceedings and would be liable to the extent that any were adversely determined. We cannot currently determine the extent to which Altadis may have meritorious defenses to these claims or the likelihood that it will prevail in these proceedings.

Litigation in the United Kingdom

There are no active or, so far as we are aware, threatened proceedings against us in respect of smoking and health-related litigation in the United Kingdom.

Litigation in the United States

On 8 February 2007, we announced that we had agreed to acquire the entire issued share capital of Commonwealth Brands. This acquisition was completed on April 2, 2007. In addition, we are proposing to commence sales of tobacco products, including cigarettes, through Commonwealth Brands, into the United States during fiscal 2008. This may expose us to the risk of smoking and health-related litigation in the United States in the future.

Smoking and health-related litigation involving Commonwealth Brands

We are aware of three smoking and health-related litigation proceedings, commenced by individuals, in which Commonwealth Brands either is or was a defendant.

Commonwealth Brands has been named, along with numerous other defendants, including cigarette manufacturers, in a 2005 personal injury lawsuit known as Croft v Akron Gasket, et al, pending in a state court in Cuyahoga County, Ohio. The claim against Commonwealth Brands is in respect of alleged injuries caused by smoking a brand of cigarettes acquired from another cigarette manufacturer in 1996. A motion for summary judgment was filed by Commonwealth Brands in October 2005 and remains pending.

In 2002, Commonwealth Brands was named as a defendant in J.L.K. v United States of America, et al. The claim has been brought by a prisoner in a federal penitentiary against numerous defendants, including cigarette manufacturers, in respect of alleged injuries relating to alleged exposure to environmental tobacco smoke. A motion to dismiss filed by Commonwealth Brands and other tobacco company defendants was granted in December 2004. The time limit for appealing this dismissal only begins to run when judgment is entered as to all the defendants. The case remains pending against additional defendants, and no final judgment has been entered. Until final judgment has been entered, the plaintiff could still appeal against the dismissal as against Commonwealth Brands.

Commonwealth Brands was named as a defendant in Ryan v Philip Morris USA Inc., et al. This action was brought in 2005 in U.S. District Court, Northern District of Indiana, against Commonwealth Brands, Philip Morris USA, Inc., RJR Tobacco Co. and B&W Corp. The claim was being brought by the personal representative of the estate of a decedent alleged to have developed and died from lung cancer allegedly caused by cigarette smoking. The complaint asserted claims for wrongful death based on common law fraud and negligence, as well as for product liability. The claimant sought unspecified compensatory and punitive damages. The defendants, including Commonwealth Brands, filed a motion for summary judgment seeking dismissal of the case. On May 18, 2007, the parties agreed to enter into a Stipulation of Dismissal of the case, with prejudice, with each party to bear their own costs. The case was formally dismissed by the court on June 5, 2007.

U.S. litigation environment and the Master Settlement Agreement

The U.S. tobacco manufacturers continue to be named in numerous proceedings for claims for injuries relating to the use of tobacco products, particularly cigarettes. Claims in the United States against tobacco manufacturers broadly fall within a number of categories, including: (a) individual claims alleging personal injury or death; (b) class actions alleging personal injury or requesting court-supervised programs for ongoing medical supervision and monitoring; (c) claims brought to recover the costs of providing health care; and (d) claims in relation to the labeling of products as “light”, “ultra light” or similar terms.

Other than the three individual claims referred to above, we are not aware of any pending or threatened smoking and health-related legal proceedings against Commonwealth Brands. In addition,

Commonwealth Brands has never lost nor settled any smoking and health-related litigation proceedings, nor been named as a defendant in any class action. In respect of claims to recover state health care costs, Commonwealth Brands is a signatory to the 1998 Master Settlement Agreement (“MSA”) in the United States and our application to join the MSA as a Subsequent Participating Manufacturer was approved in November 2007.

Commonwealth Brands was the first U.S. cigarette manufacturer to voluntarily sign the MSA in 1998. The MSA is an agreement between certain U.S. tobacco product manufacturers with 46 U.S. states, the District of Columbia, Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Northern Marianas to settle asserted and unasserted health care recovery costs and other claims. Manufacturers that participate in the MSA are protected from state actions and in return must make yearly payments, based on market share and other considerations, and abide by provisions restricting the advertising and marketing of tobacco products. Among the conduct provisions are restrictions or prohibitions on the use of cartoon characters, brand name sponsorship, apparel and other merchandise, outdoor and transit advertising, payments for product placement, free sampling and lobbying.

The MSA includes an adjustment mechanism, known as an NPM adjustment, that potentially reduces participating tobacco manufacturers’ annual MSA payment obligations. In order for an NPM adjustment to apply, an independent auditor must determine that the participating manufacturers have experienced a market share loss, and an independent firm of economic consultants must determine that the MSA was a significant factor contributing to that loss. States may avoid allocation of the adjustment to them if they demonstrate that they diligently enforced a “Qualifying Statute” imposing escrow obligations on manufacturers that do not participate in the MSA for the relevant year. For 2003 and 2004, the requirements for application of the adjustment have been fulfilled, but settling states dispute that any adjustment is required, claiming that they are exempt from the applicable adjustment because they diligently enforced Qualifying Statutes. This dispute is continuing.

Litigation in the Republic of Ireland

In the Republic of Ireland, plenary summonses were issued against John Player, an Irish subsidiary of Imperial Tobacco, and other tobacco companies over the period October 17, 1997 to January 21, 2003, naming 446 individuals seeking damages for alleged smoking and health-related effects. Since 1997, 428 of these claims have been dismissed, discontinued or confirmed as not proceeding by the relevant claimant firm, leaving a total of 18 individual claims outstanding against the tobacco companies. As at November 23, 2007, 11 claimants were seeking damages either jointly against John Player and other companies or solely against John Player. Ten of the claimants are legally represented by the law firm Beauchamps and one by John Devane Solicitors, as detailed below. All 11 individuals have served originating summonses and statements of claim in these claims. No trial dates have been fixed in respect of any claim against John Player.

On June 17, 2002, the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the claimants Vincent Mallon and Margaret Delahunty. Notices for particulars have been served in respect of each claimant. Replies to particulars were served on John Player, in respect of Vincent Mallon on September 17, 2003 and in respect of Margaret Delahunty on October 2, 2003. Mr. Mallon and Ms. Delahunty are seeking €86,385 and €141,050, respectively (approximately £59,000 and £96,000, respectively), for the costs of purchasing cigarettes during their lifetimes. They are also seeking, among other things, unspecified damages. A further eight statements of claim were served on John Player by Beauchamps during December 2003, all of which were returned as they were served out of time.

In February 2003, Beauchamps applied to the High Court for orders joining the Irish State, the Irish Minister for Health and the Irish Attorney General to the proceedings. Amended statements of claim were served asserting that the Irish State failed to comply with various duties to take action to preserve public health. Among the relief sought was a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health and the health of the claimants, as well as various orders including an order to prohibit the sale of tobacco products and an order directing the defendants to make available to the claimants all of the material relating to the alleged dangers to the health of the claimants.

John Player has issued motions to dismiss on the grounds of procedural and inherent delay in all ten of these outstanding claims. In one of these cases, the claimant has died (Christopher Cummins) and the proceedings have not yet been reconstituted by his estate. Replying affidavits have been received in all nine of the other cases. A further exchange of affidavits has since taken place. The Irish State has also issued motions to dismiss the claims against them in these nine cases. The motion to dismiss one of the claimants (McCormack) was heard as a representative case over November and December 2006. On April 24, 2007, the Dublin High Court ruled that the case should be dismissed on the grounds sought. At a hearing on June 27, 2007, the claimant indicated his intention to appeal the decision to the Irish Supreme Court and to seek to have the appeal heard as a priority. The motions to dismiss the other nine cases against John Player remain pending and adjourned generally until the appeal in the McCormack motion has been decided. Imperial Tobacco has been advised that if McCormack’s application for priority is granted, the appeal may be heard in the following six to nine months. If not, it may not be heard for another two to three years.

John Devane Solicitors, which represents one claimant, Margaret O’Connor, served a statement of claim on May 20, 2004. The statement of claim was returned as it was served out of time. Although this claim remains technically ‘‘alive’’, the claimant would have to obtain an extension of time from the court to re-serve the statement of claim out of time before being entitled to proceed any further. Imperial Tobacco’s solicitors have made it clear that any such application would be vigorously opposed. Imperial Tobacco’s solicitors have not heard from the claimant’s solicitors since 2004.

Litigation in The Netherlands

In The Netherlands, a subsidiary of Imperial Tobacco has received letters before action from or on behalf of 44 individuals seeking damages for alleged smoking and health-related effects, but 15 of the individuals have now withdrawn their claims. Of the remaining 29 individuals, 25 are currently represented by one firm of lawyers, Sap Advocaten. We are aware of four other nonrepresented individuals who may bring claims against us. While there were press reports in February 2003 that Sap Advocaten would institute proceedings in the coming months, no proceedings have been commenced against us to date.

Claim letters have also been received in The Netherlands by at least three other tobacco companies, and on June 6, 2005 proceedings were commenced by one of the claimants against one of these tobacco companies.

In July 2002, it was reported in the press that a foundation had been established in May 2002 to bring a class action against the tobacco industry seeking damages for alleged smoking and health-related effects. The foundation is the successor of three other foundations that had been referred to in press reports during 2000. The report stated that the foundation had received €250,000 (approximately £170,000) from investors and benefactors and, without advertising, already had 100 claimants. In November 2002, it was reported in the press that this same foundation now had several hundred potential claimants and several million euros in financial backing. We are aware that a marketing bureau conducted a calling campaign targeted at people who smoked in order to persuade them to join litigation against the tobacco industry. We do not have any information as to the identity of the marketing bureau or on whose behalf they are acting, and so far as we are aware no claims have been commenced as a result. There were also press reports in 2000 that two firms had indicated that they would work together in bringing litigation against the tobacco industry on behalf of health insurance companies, but there have been no recent reports regarding this.

Litigation in Germany

The Hamburg Public Prosecutor has confirmed that on March 16, 2005 a Professor at the Institute for Economic Law of the University of Hamburg submitted a criminal complaint against the management of companies manufacturing cigarettes in Germany, including Reemtsma, alleging fraudulent conspiracy and the sale to the public of substances which are poisonous or which contain substances harmful to health. On May 19, 2006, the Public Prosecutor informed Reemtsma of his decision terminating the investigation on the basis that the facts did not provide any basis to assert that any crime had been committed. The Professor challenged the decision by way of an ‘‘opposition’’ which was dismissed by the Chief Public Prosecutor in December 2006. This decision is not appealable.

In a separate matter, on February 10, 2006 an individual submitted a criminal complaint against Reemtsma with the Arnsberg Public Prosecutor. The claim was subsequently transferred to the Public Prosecutor in Hamburg, where Reemtsma is based. The complaint alleged, among other things, fraudulent conspiracy and the sale to the public of substances which are poisoned. This complaint has been dismissed. The Head Prosecutor of the Hamburg Prosecutor’s Office has stated that there is no legal or factual basis to challenge the prosecutor’s decision to close the preliminary investigation.

Threatened litigation in Saudi Arabia

According to media reports, the Saudi Minister of Health has issued legal proceedings against international tobacco companies and/or their “agents” to recover the costs of providing medical care to individuals with diseases associated with smoking. According to the reports, the Minister of Health estimates that he will be seeking damages of SR70 billion (approximately £8.9 billion) and a hearing has now been rescheduled for February 16, 2008. However, we have not been served with any court documents and, so far as we are aware, no such claim has been filed against us.

Litigation by Governments

In certain countries, including the U.K. and the Republic of Ireland, the press from time to time has reported that relevant government departments and health authorities have been examining U.S. legal proceedings to recover the costs of providing medical care for individuals with adverse health conditions associated with smoking, in order to consider whether similar litigation might be available in those jurisdictions. Other than the threatened legal proceedings in Saudi Arabia mentioned above, we are not aware of any pending or threatened legal proceedings against us in which government departments or health authorities are seeking to recover the costs of such medical care. Commonwealth Brands is not a defendant in the Department of Justice proceedings in the U.S. against the major cigarette manufacturers. In addition, neither Imperial Tobacco nor any of its subsidiaries have been named as a defendant in the proceedings in Nigeria brought by the Federal Government of Nigeria and various Nigerian State Governments against certain international tobacco manufacturers for the recovery of alleged health care costs.

U.K. Office of Fair Trading investigation

In August 2003, we received a notice from the U.K. Office of Fair Trading (“OFT”) requiring the provision of documents and information relating to an investigation under U.K. competition law. Information relating to the operation of the U.K. tobacco supply chain was supplied to the OFT in October 2003 and again during April 2005 but to date no substantive response to any of the information submitted has been received from the OFT. The OFT’s investigation is ongoing.

If the OFT were to decide that there are grounds for an infringement decision against us, it would first issue a Statement of Objections setting out its preliminary findings and the evidential and legal basis for those findings. We would then have an opportunity to respond to these preliminary findings. If the OFT were subsequently to make an infringement finding, we would be able to appeal the OFT’s infringement decision to the Competition Appeal Tribunal, and ultimately, on a point of law, to the Court of Appeal. The OFT has not as of yet issued a Statement of Objections or announced an intention to do so and as such we are unable to predict the outcome of this investigation.

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

Under the revised rules, a fine may not exceed 10% of a company’s worldwide turnover. However, the OFT’s guidelines state that where an infringement ended before May 1, 2004 the fine may not exceed the maximum penalty under the old rules. In either case, the applicable turnover on which the amount of a fine is based expressly excludes VAT and other taxes directly related to turnover, which we have been advised would also exclude duty. In addition, if the OFT were to make an infringement finding, it could issue orders prohibiting that activity in the future while the Company might face the prospect of damages actions from third parties.

German investigation into alleged foreign trading and related violations

Certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by us. Between 2005 and 2007, parts of the investigations into certain of the individuals were terminated either for lack of evidence or on terms agreed by the individuals with the authorities and settlement was made of any duty payable as a result of certain of the activities being investigated at no cost to us. Charges relating to smuggling have been brought in connection with one of the investigations against 18 individuals, one of whom is a former Reemtsma employee. Four other former Reemtsma employees face charges relating to violations of the German foreign trade act in connection with a separate investigation. In connection with some of these charges, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if the former Reemtsma employees who have been charged are ultimately found to have committed offences. In those circumstances, we would seek recovery of any losses under arrangements made on the acquisition of the business.

A Board committee established in 2003 under the chairmanship of Mr. Anthony Alexander remains in place to monitor the progress of the investigations and our responses.

The German authorities’ investigations are based on alleged activities prior to our acquisition of Reemtsma and the committee remains satisfied that, since the acquisition, we have not been involved in any activities of a nature similar to those alleged by the German authorities.

C    Organizational Structure

Principal subsidiaries

The principal wholly owned subsidiaries of the Group, all of which are unlisted, are shown below. All were held throughout the year except for Commonwealth Brands Inc. which was acquired on April 2, 2007 and Imperial Tobacco Overseas Holdings (3) Limited which was incorporated on March 6, 2007.

Registered in England and Wales

Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the U.K
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings (2007) Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Imperial Tobacco Overseas Holdings (3) Limited	Holding investments in subsidiary companies
Sinclair Collis Limited	Cigarette vending in the U.K

Incorporated overseas

Name and country of incorporation	Principal activity
Commonwealth Brands Inc., United States	Manufacture, marketing and sale of tobacco products in the United States
Dunkerquoise des Blends S.A., France	Tobacco processing in France
Ets. L. Lacroix Fils N.V., Belgium	Manufacture, marketing and sale of tobacco products in Belgium
Gunnar Stenberg A.S., Norway	Marketing and sale of tobacco products in Norway
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece
Imperial Tobacco Italy Srl, Italy	Marketing of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco Mullingar, Republic of Ireland	Manufacture of fine cut tobacco in the Republic of Ireland
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey
Imperial Tobacco Slovakia A.S., Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
Imperial Tobacco Ukraine, Ukraine	Marketing and sale of tobacco products in Ukraine
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S, France	Holding investments in subsidiary companies

Name and country of incorporation	Principal activity
Van Nelle Canada Limited, Canada	Manufacture of tubes and sale of tobacco products in Canada
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture, marketing and sale of tobacco products in The Netherlands

The principal partly owned subsidiaries of the Group held throughout the year are shown below. All are unlisted unless otherwise indicated.

Incorporated overseas

Name and country of incorporation	Principal activity	% Owned(1)
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	99.9
Imperial Tobacco Production Ukraine, Ukraine	Manufacture of cigarettes in Ukraine	99.8
Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Skruf Snus AB, Sweden	Manufacture, marketing and sale of tobacco products in Sweden	43.0
Société Ivoirienne des Tabacs S.A(2), Ivory Coast	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobačna Ljubljana d.o.o., Slovenia	Marketing and sale of tobacco products in Slovenia	76.5
Tutunski Kombinat AD, Macedonia	Manufacture, marketing and sale of tobacco products in Macedonia	99.1

In addition the Group also wholly owns the following partnership:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany

(1)

The percentage of issued share capital held by immediate parent and the effective voting rights of the Group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the Group holds a 99% interest.

(2)	Listed on the Stock Exchange of the Ivory Coast.

The consolidated Group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings (2007) Limited, which is wholly owned by the ultimate holding company, Imperial Tobacco Group PLC, none of the shares in the subsidiaries is held directly by Imperial Tobacco Group PLC. A full list of subsidiaries is attached to the Annual Return of the Group, available from Companies House, Crown Way, Cardiff, CF14 3UZ, United Kingdom.

D               Property, Plant and Equipment

A list of our principal properties is set out below. They are all held freehold or long leasehold. We believe they are adequate for their purpose and are at present substantially utilized in line with their nature and function. In most instances our current facilities are operating below their estimated maximum capacity output. None of our properties is pledged as collateral.

	Principal Use	Size	Annual Capacity
Freehold
United Kingdom
Upton Road, Bristol	Group headquarters and registered office	42,700 sq. ft.	Not applicable
Winterstoke Road, Bristol	Factory – cigar manufacture	208,100 sq. ft.	658 million cigars for manufacturing and 1,594 million cigars for packing
Triumph Road and Wollaton Road, Nottingham	Bonded warehouses	561,400 sq. ft.	24,000 tonnes of leaf tobacco

Overseas
Menen, Belgium	Factory – smoking tobacco manufacture and packing	82,600 sq. ft.	4,200 tonnes for processing and 6,600 tonnes for packing
Wilrijk, Belgium	Factory, warehouse and offices – rolling paper manufacture	133,500 sq. ft.	82 billion leaves
Bobo Dioulasso, Burkina Faso	Factory – cigarette manufacture	74,000 sq. ft.	3 billion cigarettes
Bouaké, Côte d’Ivoire	Factory – cigarette manufacture	441,300 sq. ft.	7 billion cigarettes
Dunkerque, France	Factory – cut rag production	59,200 sq. ft.	13,000 tonnes of blended tobacco
Libreville, Gabon	Factory – cigarette manufacture	38,800 sq. ft.	2 billion cigarettes
Berlin, Germany	Factory – cigarette manufacture	673,500 sq. ft.	33 billion cigarettes
Langenhagen, Germany	Factory – cigarette manufacture	948,300 sq. ft.	42 billion cigarettes 2,400 tonnes of fine cut tobacco
Trossingen, Germany	Factory – tube manufacture	176,500 sq. ft.	29 billion tubes and tips

	Principal Use	Size	Annual Capacity
Mullingar, Republic of Ireland	Factory – fine cut tobacco processing and packing	87,200 sq. ft.	13,200 tonnes for primary and 9,500 tonnes for secondary processing
Bishkek, Kyrgyzstan	Factory – cigarette manufacture	238,400 sq. ft.	7 billion cigarettes
Skopje, Macedonia	Factory – cigarette manufacture	427,300 sq. ft.	5 billion cigarettes
Antsirabe, Madagascar	Factory – cigarette manufacture	80,700 sq. ft.	5 billion cigarettes
Joure, The Netherlands	Factory & offices – fine cut & pipe tobacco manufacture & packing	208,500 sq. ft.	29,700 tonnes manufactured and 17,600 tonnes packed
Wellington, New Zealand	Factory – cigarette and fine cut tobacco manufacture	167,200 sq. ft.	6 billion cigarettes and 1,200 tonnes of tobacco
Tarnowo Podgórne, Poland	Factory – cigarette manufacture	449,200 sq. ft.	34 billion cigarettes
Dakar, Senegal	Factory – cigarette manufacture	328,900 sq. ft.	6 billion cigarettes
Smolnik, Slovakia	Factory – cigar and pipe tobacco manufacture	66,400 sq. ft.	97 million cigars and 1,500 tonnes primary of pipe tobacco and 8,800 tonnes packing
Kiev, Ukraine	Factory – cigarette manufacture	393,000 sq. ft.	41 billion cigarettes
Reidsville, U.S.	Factory – cigarette manufacture	974,000 sq. ft.	33 billion cigarettes
Leasehold
United Kingdom
Bull Close Road, Nottingham	Regional distribution center	146,200 sq. ft.	6 billion cigarettes
Thane Road, Nottingham	Factory – cigarette manufacture	659,000 sq. ft.	77 billion cigarettes 1,800 tonnes of fine cut tobacco

Overseas
Volgograd, Russia	Factory – cigarette manufacture	253,600 sq. ft.	34 billion cigarettes
Manisa, Turkey	Factory – cigarette manufacture	313,200 sq. ft.	9 billion cigarettes

Capacities reflect the relocation of, and new investment in, machinery throughout the year.

In March 2007, we announced our plans to build a factory in Taiwan at a cost of £45 million which will aid the further development of our presence in Asia.

During fiscal 2006, as part of our ongoing review to improve operational efficiencies, we announced the closure of our factories in Liverpool in the U.K. and Lahr in Germany, the latter as a direct result of the change in excise duty status of Singles and unfiltered eco-cigarillos in Germany. These facilities closed in December 2006 and March 2007 respectively.

Item 4A: Unresolved Staff Comments

None

Item 5:  Operating and Financial Review and Prospects

You should read the following information in conjunction with our consolidated financial statements and the notes thereto included in this annual report. Our financial statements are prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. See note 30 of the notes to our consolidated financial statements for a description of the principal differences and additional disclosures applicable to us for each of the three fiscal years in the period ended September 30, 2007.

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

Management believes that reporting non-GAAP adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled. Accordingly, as outlined in the accounting policy note to our financial statements included in this report, the adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortization of acquired trademarks, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the financial statements, adjusted and reported finance costs in note 5, adjusted and reported taxation in note 6, and adjusted and reported earnings per share in note 8. These and other adjusted measures in this report such as adjusted net debt are not defined terms under IFRS and may not be comparable with similarly titled measures reported by other companies. Under U.S. GAAP such measures would not be included in the notes to the financial statements.

Revenue

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts. Revenue from the sale of goods is recognized when a Group company has delivered products to the customer, the customer has accepted the products and collectability of the related receivables is reasonably assured. Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered. License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

Revenue is driven principally by sales volumes and the prices we are able to charge for our products.

Duty and similar items

Duty and similar items includes duty and levies having the characteristics of duty. In countries where duty is a production tax, duty is included in the income statements as an expense. Where duty is a sales tax, duty is deducted from revenue. Payments due in the U.S. under the Master Settlement Agreement and the Fair and Equitable Tobacco Reform Act are treated as a production tax.

Increases in duty and similar items are driven by increases in sales volumes, sales prices and the rates of duty in the jurisdictions in which we operate.

Net revenue

Net revenue is a non-GAAP measure, which represents revenue less duty and similar items payable to government authorities. Management believes that this measure provides a better comparison of business performance than the related GAAP measure, as it removes the distortion in the trends of our revenue and operating margins that are caused by the different excise duty regimes that exist within the markets in which we operate. This measure is derived from our consolidated statements of income. See Item 5A: Operating Results.

Net revenue is driven principally by sales volumes, the prices we are able to charge for our products and the amount of excise duty imposed by governmental authorities in the various jurisdictions in which we operate.

Profit from operations

Profit from operations represents revenue less cost of sales, distribution, advertising and selling costs and administrative expenses. Profit from operations is driven largely by changes in net revenue and in operating costs.

Adjusted profit from operations

Adjusted profit from operations is a non-GAAP measure, which represents profit from operations before deducting amortization of acquired trademarks, restructuring costs and fair value gains and losses on derivative financial instruments in respect of commercially effective hedges. This measure is derived from our consolidated statements of income. See Item 5A: Operating Results.

Operating margin

Operating margin is calculated as profit from operations as a percentage of net revenue.

Adjusted operating margin

Adjusted operating margin is adjusted profit from operations as a percentage of net revenue.

Critical Accounting Estimates

Our principal accounting policies are set out on pages F-9 to F-16 of the consolidated financial statements and comply with IFRS. We believe our most critical accounting estimates include those relating to legal proceedings, property, plant and equipment and intangible assets, retirement benefits and income taxes. The application of these accounting estimates involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Legal proceedings

In accordance with IFRS, we only recognize liabilities in our accounts where there is a present obligation from a past event, a transfer of economic benefits is probable and we can make a reliable estimate of the amount of the costs of the transfer. In instances such as these, a provision is calculated and recorded in the financial statements. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the financial statements.

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group, or from a present obligation arising from past events that is not recognized in the financial statements because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be measured with sufficient reliability.

Realization of any contingent liabilities not currently recognized or disclosed in the financial statements could have a material effect on the Group’s financial condition and results of operations.

Application of these accounting principles to legal cases in which claimants are seeking damages for alleged smoking and health-related effects is inherently difficult given the complex nature of the facts and law involved. Deciding whether or not to provide for loss in connection with such claims requires the Group’s management to make determinations about various factual and legal matters beyond its control.

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

As disclosed in Item 4B: Business Overview – Legal Environment, the Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects. In the opinion of the Group’s lawyers, the Group has meritorious defenses to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, we believe that the pending actions will not have a material adverse effect upon the Group’s financial condition and results of operations. Consequently, in respect of any such cases, we have not provided for any amounts in the consolidated financial statements in each of the years in the three-year period ended September 30, 2007.

Property, plant and equipment and intangible assets

Intangible assets (other than goodwill and the Davidoff cigarette trademark) and property, plant and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period over which the assets will generate revenue and are periodically reviewed for continued appropriateness. Due to the long lives of certain assets, changes to the estimates used can result in significant variations in the carrying value.

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

Adjustments to earnings resulting from revisions to estimates relating to fixed asset accounting have been insignificant for each of the years in the three-year period ending September 30, 2007.

Retirement benefits

The costs, assets and liabilities of the defined benefit retirement schemes operating within the Group are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 18 to our consolidated financial statements. The Group takes advice from independent actuaries relating to the appropriateness of the assumptions. It is important to note, however, that comparatively small changes in the assumptions used may have a significant effect on the Group’s financial statements.

We estimate that an impact of a 0.5% increase or decrease in the discount rate on the U.S. GAAP and IFRS pension expense would be insignificant. We estimate that a 0.5% decrease in the expected return on plan assets would increase the U.S. GAAP and IFRS pension expense by approximately £15 million, while a 0.5% increase would reduce the expense by approximately £15 million.

We review our assumptions in respect of our pension benefits annually. The impact on earnings and cash flows resulting from revisions to estimates relating to these assumptions have been insignificant for each of the years in the three-year period ended September 30, 2007.

Income taxes

The Group is required to estimate the income tax in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are included within the balance sheet. Deferred tax assets and liabilities are measured using substantially enacted tax rates expected to apply when the temporary differences reverse.

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

Adjustments to earnings resulting from revisions to estimates relating to income tax accounting have been insignificant for each of the years in the three-year period ending September 30, 2007.

See note 6 to our consolidated financial statements.

Adoption of new accounting pronouncements

Please see page F16 for a discussion of new accounting pronouncements under IFRS and page F-70 in note 30 for a discussion of new U.S. GAAP pronouncements.

Currency fluctuations

We are exposed to movements in exchange rates for transactions in foreign currencies, together with the translation of the accounts of the overseas subsidiaries into the consolidated accounts. For additional information about our exposure to currency fluctuations, see Item 11: Quantitative and Qualitative Disclosures about Market Risk – Exposure to currency fluctuations.

A               Operating Results

Results of Operations

The following tables give certain information regarding the segmental analysis of our results of operations derived from the financial statements, which were prepared under IFRS for the periods listed below. With effect from October 1, 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group. The results for 2006 and 2005 have been reclassified accordingly. Similarly the 2006 and 2005 results of our U.S. operations have been reclassified from ‘Rest of the World’ to ‘U.S.’ as the U.S. segment has been introduced following the acquisition of Commonwealth Brands.

	2005			2006			2007
	Revenue	Duty and similar items	Net revenue	Revenue	Duty and similar items	Net revenue	Revenue	Duty and similar items	Net revenue
U.K.	4,710	3,910	800	4,762	3,927	835	4,842	3,966	876
Germany	2,623	2,000	623	2,698	2,123	575	2,645	2,121	524
Rest of Western Europe	1,571	927	644	1,647	1,010	637	1,746	1,111	635
U.S.	13	—	13	14	—	14	266	149	117
Rest of the World	2,312	1,269	1,043	2,555	1,454	1,101	2,845	1,717	1,128
	11,229	8,106	3,123	11,676	8,514	3,162	12,344	9,064	3,280

(In £’s million)	Adjusted profit from operations(1)	Amortization of trademarks(1)	Restructuring costs	Fair value changes on derivative financial instruments	Profit from operations

2007
U.K.	564	—	—	(9)	555
Germany	238	—	—	(6)	232
Rest of Western Europe	326	—	—	(7)	319
U.S.	52	(17)	—	—	35
Rest of the World	295	(6)	—	(12)	277
	1,475	(23)	—	(34)	1,418

(In £’s million)	Adjusted profit from operations(1)	Amortization of trademarks(1)	Restructuring costs	Fair value changes on derivative financial instruments	Profit from operations

2006
U.K.	506	n/a	(10)	—	496
Germany	270	n/a	(31)	—	239
Rest of Western Europe	324	n/a	(3)	—	321
U.S.	4	n/a	—	—	4
Rest of the World	252	n/a	(1)	—	251
	1,356	n/a	(45)	—	1,311

(In £’s million)	Adjusted profit from operations(1)	Amortization of trademarks(1)	Restructuring costs	Fair value changes on derivative financial instruments	Profit from operations

2005
U.K.	468	n/a	(8)	n/a	460
Germany	290	n/a	(29)	n/a	261
Rest of Western Europe	326	n/a	(18)	n/a	308
U.S.	6	n/a	—	n/a	6
Rest of the World	207	n/a	(2)	n/a	205
	1,297	n/a	(57)	n/a	1,240

	2005	2006	2007
Adjusted operating margin	41.5%	42.9%	45.0%

Operating margin	39.7%	41.5%	43.2%

(1)

Amortization of trademarks relates principally to Commonwealth Brands’ trademarks acquired in 2007 and trademarks acquired in Australia and New Zealand in 1999. Adjusted profit from operations has not been restated for 2006 and 2005 as the trademark amortization effect was not significant in these years.

Group Results

Fiscal 2007 vs Fiscal 2006

Revenue was £12,344 million compared to £11,676 million in 2006, an increase of 6%. Duty and similar items also grew by 6%. Excluding duty and similar items, net revenue was £3,280 million (2006: £3,162 million). Good organic growth throughout the business with volume increases and pricing improvements have offset the impact of cessation of sale of Singles in Germany. Our overall results benefited from six months’ contribution from Commonweath Brands, with revenue of £252 million in the period following its acquisition in April 2007. Factors impacting revenue in each region are discussed under “Results by Region” below.

Other cost of sales, which comprises direct costs of production and the cost of goods purchased for resale, fell by 2% to £990 million as productivity improvements more than offset volume growth. Distribution, advertising and selling costs rose by 5% to £659 million, mainly reflecting the addition of Commonwealth Brands’ costs in the second half of the year. Administrative expenses (which comprise primarily the costs of central support functions, amortization of acquired brands, restructuring costs and fair value gains and losses on derivative financial instruments in respect of commercially effective hedges) were stable at £213 million. Administrative expenses in 2007 included trademark amortization costs of £23 million (2006: £6 million), principally related to trademarks acquired under the Commonwealth Brands acquisition, and £34 million (2006: nil) of fair value losses on derivative financial instruments on commercially effective hedges. Included within 2006 administrative expenses were restructuring costs of £45 million relating principally to the closures of our Lahr and Liverpool factories. There were no restructuring costs in 2007.

Reported profit from operations grew 8% to £1,418 million (2006: £1,311 million). Adjusted profit from operations, which excludes amortization of acquired trademarks, restructuring costs and fair value changes on derivative financial instruments, increased 9% to £1,475 million.

Operating margin, which represents profit from operations as a percentage of net revenue, increased to 43.2% in fiscal 2007 from 41.5% in fiscal 2006. Adjusted operating margin, which represents adjusted profit from operations as a percentage of net revenue, increased to 45.0% in fiscal 2007 from 42.9% in fiscal 2006.

Reported net finance costs increased to £181 million (2006: £143 million) and comprised finance costs of £499 million (2006: £426 million) and investment income of £318 million (2006: £283 million). The increase in finance costs was mainly due to higher average adjusted net debt of £4.3 billion (2006: £3.5 billion), as a result of the Commonwealth Brands and Davidoff trademark acquisitions, and a marginally higher average all-in cost of debt of 5.5% (2006: 5.4%) reflecting higher euro interest rates on our floating rate debt. The increase in investment income was primarily due to a higher expected return on retirement benefit assets of £203 million (2006: £188 million). Investment income also benefited from an increase in fair value gains on derivative financial instruments, which were broadly offset by increased fair value losses on derivative financial instruments included in finance costs. Adjusted net finance costs, which excludes retirement benefits net financing income and fair value gains and losses on derivative financial instruments, increased to £237 million (2006: £188 million). Adjusted interest cover was 6.2 times (2006: 7.2 times).

Reported profit before tax increased to £1,237 million (2006: £1,168 million). Adjusted profit before tax was £1,238 million, up 6% on 2006.

The reported tax charge was £325 million (2006: £310 million). The adjusted tax charge for the year, which excludes the taxation effects of the adjustments described above, was £310 million (2006: £310 million), representing an adjusted effective tax rate of 25.0% (2006: 26.5%).

Fiscal 2006 vs Fiscal 2005

Revenue increased by 4% to £11,676 million in fiscal 2006 from £11,229 million in fiscal 2005. The growth in revenue reflected increases in all geographic regions, particularly the Rest of the World and the Rest of Western Europe. Duty and similar items grew by 5%. Net revenue increased by 1% to £3,162 million in fiscal 2006 compared to £3,123 million in fiscal 2005. The increase reflected increases in the United Kingdom and the Rest of the World, partly offset by declines in both Germany and the Rest of Western Europe. Factors impacting revenue in each region are discussed under “Results by Region” below.

Other cost of sales increased by 1% to £1,013 million, with overall productivity improved by 6% (excluding our Lahr factory in Germany which was impacted by the cessation of Singles production). Distribution, selling and advertising costs were down by 4% to £627 million, reflecting the cessation of our motor racing sponsorship. Administrative expenses were down 7% at £211 million, mainly due to a reduction in restructuring costs from £57 million in 2005 to £45 million in 2006. In 2005 restructuring costs were in respect of the closure of our tube factories in Plattsburgh and Montreal, the cigarette factory in Dublin, the rolling papers factory in Treforest and a significant headcount reduction at the Berlin cigarette factory.

Reported profit from operations increased by 6% to £1,311 million in fiscal 2006 from £1,240 million in fiscal 2005. Adjusted profit from operations, which excludes restructuring costs, increased by 5% to £1,356 million in fiscal 2006 compared to £1,297 million in fiscal 2005.

Operating margin, which represents profit from operations as a percentage of net revenue, increased to 41.5% in fiscal 2006 from 39.7% in fiscal 2005. Adjusted operating margin, which represents adjusted profit from operations as a percentage of net revenue, increased to 42.9% in fiscal 2006 from 41.5% in fiscal 2005.

The Group’s net finance costs decreased to £143 million in fiscal 2006 (fiscal 2005: £162 million) and comprised finance costs of £426 million (2005: £353 million) and investment income of £283 million (2005: £191 million). Reported finance costs and investment income included, respectively, fair value losses on derivative financial instruments of £83 million (2005: not applicable) and fair value gains on derivative financial instruments of £82 million (2005: not applicable). Expected returns on retirement benefit assets increased to £188 million (2005: £169 million), while interest on retirement benefit liabilities was £142 million (2005: £147 million). Excluding these items, adjusted net finance costs were £188 million in fiscal 2006 (fiscal 2005: £184 million). The increase in adjusted net finance costs was due to a marginal increase in our average all-in cost of debt to 5.4% in fiscal 2006 (fiscal 2005: 5.3%). Our average adjusted net debt was stable during fiscal 2006 at £3.5 billion. Adjusted interest cover in fiscal 2006 was 7.2 times (fiscal 2005: 7.0).

The tax charge for the year was £310 million (fiscal 2005: £288 million), representing an effective tax rate of 26.5% (fiscal 2005: 26.7%). The Group continued to benefit from lower tax rates applied to certain overseas subsidiaries.

Results by Region

United Kingdom

Fiscal 2007 vs Fiscal 2006

In the United Kingdom, revenue increased by 2% to £4,842 million and net revenue grew by 5%, to £876 million. Adjusted profit from operations rose by 11% to £564 million. These increases reflect growth in our cigarette market share, cost savings and pricing improvements.

We estimate that the total U.K. cigarette market was down 2% to 47.9 billion, with growth in the value and economy sector continuing, now accounting for over 44% of the total market. Following a good first half, the cigarette market declined in the second half following the introduction of bans on smoking in public places and poor weather. The fine cut tobacco market grew by 8 % to 3,500 tonnes (2006: 3,250 tonnes), with downtrading into and within the segment.

A ban on smoking in public places was introduced in England on July 1, 2007, following similar bans in Wales and Northern Ireland, introduced earlier in the year. As anticipated, and in line with our experiences in other markets with similar legislation, these have resulted in an initial decline in cigarette market volumes. On October 1, 2007, the minimum age for the sale of tobacco products by retailers in England, Scotland and Wales was increased from 16 to 18.

Our cigarette market share climbed to 46.4% (2006: 45.5%). The U.K.’s best selling cigarette brand, Lambert & Butler, was up to 16.6% (2006: 16.2%) and the U.K.’s number two brand, Richmond, was up at 15.7% (2006: 15.5%). Following the introduction of Windsor Blue in January 2006, the brand continued to grow strongly in the economy sector capturing 2.6% share of the total market.

In fine cut tobacco, our market share fell to 63.6% (2006: 65.3%) although Golden Virginia continues to lead the market. We launched Gold Leaf in June 2007 in the value segment, which had grown to 1.6% market share in September 2007. We are the U.K. market leader in rolling papers. We launched a new variant Rizla Smooth in August.

Fiscal 2006 vs Fiscal 2005

Revenue increased by 1% to £4,762 million in fiscal 2006 compared to £4,710 million in fiscal 2005. Our net revenue rose 4% to £835 million, with adjusted profit from operations up 8% to £506 million. These increases were achieved notwithstanding that the Group’s cigarette volumes were down 2% to 23 billion. This profit performance reflected improvements in our cigarette market share and the benefits of price increases which more than offset market volume declines and downtrading.

We estimate that the total U.K. cigarette market decreased by 3% to 49.1 billion cigarettes in fiscal 2006 (fiscal 2005: 50.8 billion) with consumer downtrading continuing. The value and economy sectors accounted for over 40% of the total U.K. cigarette market in 2006. The fine cut tobacco market grew to 3,250 tonnes (fiscal 2005: 3,050 tonnes).

We delivered a strong operational performance in the U.K, growing our cigarette market share to 45.5% (fiscal 2005: 44.5%). Windsor Blue, in the economy sector, grew to 2.2% market share by the end of fiscal 2006. New variants, Superkings and Smooth and the relaunch of the celebration packs grew the U.K. number one cigarette brand Lambert & Butler to 16.2% share. The number two brand, Richmond, benefited from a packaging improvement and continued to perform well with a market share of 15.5%. Reflecting downtrading dynamics, our Regal, Embassy and Superkings brands remained under pressure.

In fine cut tobacco, our market share declined to 65.3% (fiscal 2005: 66.3%) due to continued competition.

Germany

Fiscal 2007 vs Fiscal 2006

In Germany, revenue decreased by 2% to £2,645 million and net revenue fell by 9% to £524 million. Adjusted profit from operations decreased by 12% to £238 million. Our results benefited from continued growth in our cigarette market share and cost efficiencies, but were adversely affected by the cessation of the profitable Singles product and the decline in the total duty-paid tobacco market.

Successive tobacco tax increases have increased both legal and illegal cross-border flows into Germany and the market continued to be impacted by the cessation of the make your own Singles product, following the change in taxation status of the product in April 2006. We estimate that the overall tobacco market in 2007 was down 6% to 127 billion cigarette equivalents (2006: 135 billion). The cigarette market fell slightly to 91 billion cigarettes (2006: 92 billion), with downtrading continuing, resulting in strong growth in the low price branded cigarette segment, now 19.1% of the cigarette market compared to 11.4% in 2006. Other tobacco products were down 16% to 36 billion cigarette equivalents (2006: 43 billion). In 2006, Singles accounted for 20 billion cigarette equivalents of the total other tobacco products sector. We estimate that approximately 20% of former Singles consumers have moved into duty paid cigarettes, 55% into other tobacco products and 25% into both legal and illegal cross-border flows.

The Federal Government’s ban on smoking in all federal government buildings, while allowing for the provision of separate smoking areas, as well as a total ban on public transport, came into effect on September 1, 2007. Legislation for hospitality venues such as cafes, bars and restaurants and regional state government buildings continues to be debated at the Regional State level, with the implementation of further restrictions planned in the coming months.

Our cigarette market share grew to 21.3% (2006: 20.7%), with an excellent performance from JPS which increased its market share to 6.4% (2006: 3.8%). Along with other mid-priced brands, West, the second largest cigarette brand in Germany, continued to be impacted by downtrading with its market share down to 7.2% (2006: 8.2%). Davidoff, in the premium sector, remained broadly stable at 1.0% of the total cigarette market (2006: 1.1%). Our market share of other tobacco products was down to 19.1% (2006: 21.8%) impacted by the migration of former Singles consumers, and increased competition in this sector. Our make your own West and JPS Single Tobacco products and newly launched Route 66 make your own tobacco performed well and have captured a significant share of this growing segment.

Fiscal 2006 vs Fiscal 2005

Revenue increased by 3% to £2,698 million in fiscal 2006 compared to £2,623 million in fiscal 2005. Our net revenue decreased by 8% to £575 million, with adjusted profit from operations down 7% to £270 million. These results reflected the overall market volume decline, downtrading into value cigarette brands and the cessation of sales of Singles products, partly offset by market share growth and cost efficiencies.

We estimate that the overall tobacco market in fiscal 2006 was down 6% to 135 billion cigarette equivalents (fiscal 2005: 144 billion). The duty-paid cigarette market fell by 9% to 92 billion cigarettes (fiscal 2005: 101 billion), following the further duty increase in September 2005. Other tobacco products were stable at 43 billion cigarette equivalents. The low price branded cigarette sector continued to grow strongly as consumers downtraded, accounting for 11.4% (fiscal 2005: 5.6%) of the market, with the Private Label sector continuing to decline to 13.4% (fiscal 2005: 15.9%).

Production of Singles tobacco products ceased in March 2006, following a ruling from the European Court of Justice which resulted in a change of the duty status of the product, although products remained on retailers’ shelves until September 2006.

We grew our cigarette share to 20.7% (fiscal 2005: 19.4%), driven by a strong performance from JPS. The brand captured the majority of market share growth in the low price branded cigarette segment, with market share up to 3.8% (fiscal 2005: 1.7%). Increased downtrading in the mid-priced cigarette segment resulted in West market share dropping to 8.2% (fiscal 2005: 8.5%). Our limited edition West packs delivered additional sales volumes and the brand’s performance stabilized. Davidoff performed well in a downtrading environment with a stable market share of 1.1%.

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

Rest of Western Europe

Fiscal 2007 vs Fiscal 2006

Revenue rose by 6% to £1,746 million from £1,647 million in fiscal 2006. Net revenue was down slightly to £635 million (fiscal 2006: £637 million), with adjusted profit from operations up slightly to £326 million (fiscal 2006: £324 million). We have grown our cigarette shares and benefited from pricing improvements, but results were adversely affected by lower travel retail sales and euro exchange rates.

We estimate that the regional cigarette market was stable at 320 billion cigarettes with the annual regional fine cut tobacco market up slightly to 31,200 tonnes. The pricing environment is improving with increases in a number of markets, including Spain, The Netherlands and France. The introduction of bans on smoking in public places continues to be debated at both the E.U. and Member State level, including further restrictions introduced in France on February 1, 2007. Pictorial health warnings appeared on cigarette packs in Belgium in early 2007.

Our cigarette market share was up to 10.6% in The Netherlands with an excellent performance from JPS. Route 66 and newly launched JPS grew our market share in Belgium to 10.6% (fiscal 2006: 10.2%). JPS delivered another good performance in France, where market share was up to 4.0% (fiscal 2006: 3.6%). In Ireland, our market share improvement to 26.4% (fiscal 2006: 26.2%) was driven by John Player Blue. In Greece, Davidoff and West continued to grow strongly with our total market share continuing its upward trend to 9.7% (fiscal 2006: 8.4%). In Spain our market share was impacted by lower travel retail sales and was down to 5.9% (fiscal 2006: 6.4%), while in Portugal our market share climbed to 4.1% (fiscal 2006: 3.4%), again with strong growth from JPS.

In fine cut tobacco the market remains extremely competitive, although the portfolio extension and repositioning initiatives we have undertaken have started to deliver some market share improvements. Newly launched Bastos has grown our market share in Belgium to 10.9% (fiscal 2006: 10.4%), while in The Netherlands, the largest fine cut tobacco market in the region, our overall market share was stable at 51.1% with Zilver and Evergreen performing well. Despite growth in JPS, our market share was down in France to 26.7% (fiscal 2006: 28.0%), due to increased competition from cigarette branded fine cut tobacco launches. In Italy, Peter Stuyvesant make your own was launched in April and has been successful, capturing 2.9% of the fine cut tobacco market by September.

Fiscal 2006 vs Fiscal 2005

Revenue increased by 5% to £1,647 million in fiscal 2006 compared to £1,571 million in fiscal 2005. Net revenue decreased by 1% to £637 million compared to £644 million in fiscal 2005 as a result of consumer downtrading and an increasingly competitive pricing environment. Our cigarette volumes in the Rest of Western Europe grew by 14% with improvements in our market shares more than offsetting the market volume decline. Despite our good cigarette volume performance, adjusted profit from operations was broadly stable at £324 million, reflecting declines in travel retail, particularly in Spain, and an increasingly competitive fine cut tobacco market. In the Rest of Western Europe, our cigarette shares continued to grow in the majority of markets, complementing our leading position in fine cut tobacco.

The cigarette market in the Rest of Western Europe decreased by an estimated 3% in fiscal 2006, with the annual regional fine cut tobacco market down 2%. The value segments in both cigarette and fine cut tobacco grew as a result of consumer downtrading and an increasingly competitive pricing environment.

Restrictions on smoking in public places were introduced in Spain and Belgium in January 2006.

In The Netherlands, our cigarette market share grew to 8.9% (fiscal 2005: 4.9%), driven by the strong growth of West and JPS. In January 2006, we entered into an agreement with Altadis to distribute Gauloises cigarettes. Our fine cut tobacco market share remained stable at 51.1% with Zilver and Evergreen benefiting from the downtrading dynamic.

In Belgium, our domestic cigarette share progressed to 10.2% (fiscal 2005: 9.5%), driven by the growth of Route 66, and supported by the stabilization of Bastos.

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

In Ireland, the overall cigarette market grew slightly to an estimated 5.7 billion (fiscal 2005: 5.6 billion) and our cigarette market share was unchanged at 26.2% with a strong performance from Superkings.

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

In Greece, our cigarette market share increased to 8.4% (fiscal 2005: 7.0%) due to another strong performance from Davidoff in the premium segment, up to 3.3% (fiscal 2005: 2.7%), supported by West.

U.S.

Fiscal 2007 vs Fiscal 2006

We expanded significantly in the U.S. market in 2007 following completion of the Commonwealth Brands acquisition on April 2, 2007. Accordingly, our results in the United States in fiscal 2007 reflect only six months of contribution from Commonwealth Brands. Prior to the acquisition of Commonwealth Brands, our operations in the United States were limited to sales of rolling papers and tubes. In 2007 revenue was £266 million (2006: £14 million) and net revenue was £117 million (2006: £14 million). Adjusted profit from operations was £52 million (2006: £4 million). Substantially all of these increases were due to the acquisition of Commonwealth Brands.

The U.S. is the world’s second largest cigarette market by volume after China, accounting for a significant percentage of the tobacco industry global profits. In 2007, we estimate that the overall cigarette market declined by 3% to 367 billion cigarettes (2006: 379 billion), with the discount sector accounting for around 27% of the total cigarette market. The other tobacco products sector is dominated by smokeless tobacco products which account for approximately 60% of the market. Cigars and cigarillos account for 30%, with fine cut tobacco and pipe tobacco the remaining 10%. We estimate that the fine cut tobacco market grew to 10,000 tonnes (2006: 9,100 tonnes).

Legislation proposing an increase in federal excise tax on tobacco has been unsuccessful, but debate on this issue continues. A bill that would give the Food & Drug Administration authority to regulate tobacco products is currently being debated. In recent times, we have seen improvements in the litigation environment, reflecting the fact that the great majority of individual and class action claims have been decided in favor of the tobacco industry.

Cigarette volumes were 7.1 billion, with our cigarette market share at 3.7% of the total market, and at 13.4% in the discount sector. The Commonwealth brand portfolio is focused on the discount sector with USA Gold and Sonoma holding 8.2% and 4.8% of the discount cigarette sector respectively.

We have an existing strong presence in rolling papers and tubes, which grew volumes by 13% and 8% respectively in the year. In July 2007, we acquired the U.S. trademarks for the Bali Shag and McClintock fine cut tobacco brands from Peter Stokkebye. Prior to this, Commonwealth Brands was the exclusive distributor of these two brands, which have a combined market share of around 1% of the fine cut tobacco market.

The integration of our existing rolling papers and tubes business with Commonwealth Brands has progressed well, with our New Jersey sales and marketing operations transferring to the Commonwealth Brands office in Bowling Green, Kentucky. Our application to join the Master Settlement Agreement (“MSA”) as a Subsequent Participating Manufacturer was approved in November 2007. Commonwealth Brands has been a signatory to the MSA since 1998.

Rest of the World

Fiscal 2007 vs Fiscal 2006

Revenue rose by 11% to £2,845 million, compared to £2,555 million in 2006, and net revenue increased to £1,128 million from £1,101 million. Adjusted profit rose by 17% to £295 million (2006: £252 million) despite foreign exchange losses. This profit performance reflects our growing cigarette volumes, further geographic expansion and market share gains we have achieved in a number of markets in the region.

Asia - In Asia, we have a strong presence in Taiwan complemented by a growing presence in Laos and Vietnam, while in China we continue to develop our collaboration with the State Tobacco Monopoly Administration and the Yuxi Hongta Group. In Taiwan, we grew our market share to 11.7%, with a good performance from West adding to our Davidoff market share. We delivered 22% volume growth in Laos and increased our market share in Vietnam to 10.6%. In China, our volumes of West and Davidoff have grown with increased distribution in additional cities.

Australasia - In the highly regulated mature markets of Australia and New Zealand, we improved profitability with the benefit of price increases, despite the value segment of the cigarette sector becoming increasingly competitive. Our market shares were down slightly in Australia to 17.5% (2006: 17.8%), and broadly stable in New Zealand at 17.5%.

Central Europe - In Central Europe, important markets in this region include Poland, Hungary, Austria, Slovenia, Slovakia and the Czech Republic supported by our growing Scandinavian operations. We have improved our regional profitability and increased our cigarette market shares in a number of markets including the Czech Republic and Poland. Brand highlights include Moon in the Czech Republic, Golden Gate in Hungary and Slovakia, JPS in Austria and West in Slovenia and Poland. The E.U. accession countries in this region have rising taxes as they work towards reaching E.U. minimum tax levels by the end of their derogation periods. In this environment, fine cut tobacco has grown, with our regional volumes doubling during the year. In Scandinavia, we have made progress in developing our snus position growing our volumes by 46%. Following our acquisition of Tremaco in Estonia in January 2007, we have introduced a number of our own brands, while in Norway we have grown our cigarette market share to 3.5% with growth in Davidoff, Paramount and West.

Eastern Europe - In Eastern Europe, alongside our established positions in Ukraine and Russia we have growing operations in Turkey and the Caucasus. Regional cigarette volumes continued to grow strongly. In Russia while our market share was stable at 5.5%, Davidoff improved its performance. In Ukraine, our volumes grew strongly and our market share continued its upward trend to 20.6% (2006: 19.0%), with volume increases for major brands particularly Classic, West and Davidoff. In Turkey, our market share has grown to 2.5% and our volumes have risen by 85% with strong growth in West, Klasik and Davidoff. In the Caucasus, we delivered significant volume increases with good performances from West, Davidoff and R1.

Africa and the Middle East - We have an established presence in the sub-Saharan region of Africa and in the Middle East, where Davidoff is our leading brand. Important markets include the Ivory Coast, Senegal, Madagascar and Saudi Arabia. Our market shares grew in a number of markets across the region including in Senegal with growth in Excellence, in Madagascar with Good Look performing well, in Burkina Faso with Mustang and in the Ivory Coast with Fine. In the Middle East region, Davidoff has again been driving growth with volumes up by 29% and market share gains within the region particularly in Saudi Arabia, Kuwait and UAE.

Americas and Duty Free - We are focused on building our presence into other markets in the Americas region. We launched Davidoff into Canada and West and Davidoff into Mexico. In duty free, our cigarette volumes have remained relatively stable and fine cut tobacco volumes have grown by 27%. In particular, we have increased Davidoff’s presence in duty free following the introduction of new variants.

Fiscal 2006 vs Fiscal 2005

In the Rest of the World, revenue increased by 11% to £2,555 million in fiscal 2006 compared to £2,312 million in fiscal 2005 as our cigarette sales volumes increased 8.9% to 122.7 billion (fiscal 2005: 112.7 billion). The E.U. accession countries continued to take steps to bring their duty levels up to the minimum requirements. Net revenue increased 6% to £1,101 million. These results reflected strong cigarette volume growth supported by continued investment in the region partially offset by ongoing competitive challenges in Central Europe. Adjusted profit from operations increased 22% to £252 million, with revenue growth supported by cost savings across the region.

In fiscal 2006, we delivered volume and cigarette share gains in many markets in the Rest of the World region.

Asia – In Taiwan, we launched the first king size Davidoff cigarette, Davidoff Neon, in December 2005, which captured 0.5% market share. Our volumes benefited as a result of a Boss packaging improvement and the launch of Davidoff Neon; however, our overall market share was down slightly to 11.1% (fiscal 2005: 11.4%). In Vietnam, Bastos held market share at 10.3% (fiscal 2005: 10.2%) while in Laos we delivered strong volume growth from the A brand family.

Australasia – In Australia, our cigarette share was up slightly at 17.8% (2005: 17.7%) with a good performance from Peter Stuyvesant and Brandon. Our fine cut tobacco share declined to 62.0% (fiscal 2005: 63.4%), due to increased competition. John Brandon also performed well in New Zealand, growing our market share to 17.6% (fiscal 2005: 17.0%).

Central Europe – In Central Europe the trading environment continued to be challenging. Duty increases took place across the region, as countries moved further towards E.U. minimum excise rates, impacting volumes. In Scandinavia, our acquisition of the Norwegian distributor of tobacco products, Gunnar Stenberg in February 2006, and our investment in the Swedish snus company, Skruf, provided a base from which to develop our business.

Across the region we increased our cigarette market shares: in Poland to 16.1% (fiscal 2005: 15.5%), in Hungary to 14.5% (fiscal 2005: 12.6%) and in the Czech Republic to 9.6% (fiscal 2005: 7.2%), with growth driven by the performance of our value brands. We launched Davidoff, West and Paramount in both Sweden and Norway during the year.

Eastern Europe – The Eastern European region experienced strong economic development and, while some restrictions were in place, our ability to communicate with consumers was significantly greater than in the E.U. Our established positions in Russia and Ukraine were complemented by a growing business in the Caucasus and in Turkey.

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

Africa and the Middle East – We delivered market share improvements with the continued growth of Excellence in the Ivory Coast and Good Look in Madagascar. Following the decision to end the licensed manufacturing and distribution arrangements with British American Tobacco in West Africa, we benefited from increased volume and market shares. We launched Davidoff in Senegal, Gabon, Burkina Faso and the Ivory Coast. Davidoff continued to grow strongly in the Middle East region with volumes up 31%, notably in Saudi Arabia with Davidoff One.

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

The Group consistently converts a high level of adjusted profit from operations into operating cash flow before tax payments less net capital expenditure relating to property, plant and equipment and software. Our cash conversion rate in fiscal 2007 was 81% (fiscal 2006: 98%). This cash conversion rate is lower than our targeted rate of around 100% due to a higher level of net capital expenditure, as well as a short term increase in working capital of £194 million as a result of stock building in certain Central European markets in advance of duty increases due in January 2008.

As at September 30, 2007, we had capital markets indebtedness of £2.2 billion (fiscal 2006: £1.9 billion) and committed bank facilities of £3.6 billion (fiscal 2006: £2.6 billion) of which £2.8 billion (fiscal 2006: £2.0 billion) were utilized. In addition, we had bilateral uncommitted facilities totaling £160 million (fiscal 2006: £152 million), of which £94 million were undrawn at September 30, 2007 (fiscal 2006: £82 million). Our cash and cash equivalent balances as at September 30, 2007 were £380 million (fiscal 2006: £263 million).

The following table sets forth the aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2007.

	Payment due by period
	Less than 1 year	1 – 2 years	3 –5 years	After 5 years	Total
In £’s million
Borrowings	1,067	304	2,202	1,547	5,120
Unconditional purchase obligations	50	—	—	—	50
Operating lease obligations	8	8	7	10	33
Deferred consideration	8	—	—	—	8
Total contractual cash obligations	1,133	312	2,209	1,557	5,211

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

We reconcile cash flows from operating activities before tax payments and after net capital expenditure to net cash inflow from operating activities as follows:

	Fiscal year
In £’s million, except for percentages	2005	2006	2007
Cash flows from operating activities	1,143	1,155	999
Tax payments	239	236	320
Net capital expenditure	(75)	(67)	(128)
Cash flows from operating activities before tax payments and after net capital expenditure (A)	1,307	1,324	1,191

Adjusted profit from operations (B)	1,297	1,356	1,475
Cash conversion rate before restructuring costs (A / B %)	101%	98%	81%

Fiscal 2007 vs Fiscal 2006

In fiscal 2007, the Group generated £999 million of cash flows from operating activities compared to  £1,155 million in fiscal 2006, a decrease of 14%, reflecting a short term increase in working capital outflow as a result of stock building in certain Central European markets in advance of duty increases due in January 2008. Cash flow from operating activities includes taxation payments in fiscal 2007 of £320 million (fiscal 2006: £236 million).

Net cash used in investing activities was £1,084 million in fiscal 2007 compared with £490 million in fiscal 2006. This increase was mainly due to the acquisition of Commonwealth Brands in April 2007. The 2006 figure included the acquisition of the Davidoff trademark.

Our capital expenditures (excluding the acquisition of trademarks) in fiscal 2007 were £133 million compared to £82 million in fiscal 2006 reflecting installation of new and upgraded machinery in Russia, Ukraine and Germany to increase capacity and support new product initiatives, and the commencement of construction of our new factory in Taiwan. Receipts from the sale of tangible fixed assets of £5 million (fiscal 2006: £15 million) related primarily to the disposal of surplus land and buildings and associated items.

Net cash generated in financing activities was £189 million in fiscal 2007 compared with cash used of £655 million in fiscal 2006. Interest paid in fiscal 2007 was £227 million (fiscal 2006: £199 million).

Prior to the suspension of our share buyback program at the time of our announcement of the Commonwealth Brands acquisition, we had spent £105 million on the purchase of our own shares, including expenses (fiscal 2006: £556 million). As at September 30, 2007, we held 51.7 million treasury shares representing 7.1% of our issued share capital. In addition, the Group’s Employee Share Ownership Trusts bought shares in the Company totaling £55 million during fiscal 2007 (fiscal 2006: £55 million).

Dividend payments in fiscal 2007 totaled £434 million, a 7% increase compared to £406 million in fiscal 2006.

Fiscal 2006 vs Fiscal 2005

In fiscal 2006, the Group generated £1,155 million of cash flows from operating activities compared to £1,143 million in fiscal 2005, an increase of 1%. Cash flow from operating activities included taxation payments in fiscal 2006 of £236 million (fiscal 2005: £239 million).

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

Our capital expenditures in fiscal 2006 were £82 million (excluding the acquisition of the Davidoff cigarette trademark), reflecting ongoing asset replacements, compared to £102 million in fiscal 2005. Capital expenditures in fiscal 2005 included the construction of our cigarette factory in Turkey. Receipts from the sale of tangible fixed assets of £15 million (fiscal 2005: £27 million) related primarily to the disposal of surplus land and buildings and associated items.

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

Dividend payments in fiscal 2006 totaled £406 million, an 9% increase compared to £373 million in fiscal 2005.

Financing facilities

Our principal external sources of liquidity consist of committed bank facilities and capital markets debt.

As at September 30, 2005, the principal financing facilities of the Group comprised a U.S. $600 million (approximately £339 million) global bond, eurobonds of €1,000 million (approximately £681 million) and €1,500 million (approximately £1,022 million) and sterling bonds of £350 million and £200 million, a bank facility agreement entered into on February 10, 2005 consisting of a €2,250 million (approximately £1,534 million) committed five-year revolving credit facility, a five-year uncommitted facility with a maximum amount of £500 million and a €300 million (approximately £204 million) committed 364-day swingline facility.

During fiscal 2006, the financing of the Group was changed by the following transactions: the maturity date for the €300 million (approximately £204 million) committed 364-day swingline facility was extended in January 2006 to February 8, 2007; we also requested additional financing under the £500 million five-year uncommitted facility; £235 million was offered, of which £235 million was accepted, but not utilized during the period of availability from March 2006 to August 2006; on April 21, 2006 the €2,250 million (approximately £1,534 million) committed five-year revolving credit facility was increased to €3,750 million (approximately £2,551 million) and the €300 million swingline facility reduced to €200 million until September 1, 2006 when it was increased back to €300 million; our €1,000 million eurobond (approximately £684 million) issued under our euro medium term note program matured on September 27, 2006.

During fiscal 2007, the financing of the Group was further changed by the following transactions: we issued a sterling bond of £450 million and a eurobond of €1,200 million (approximately £816 million) under our euro medium term note program; our €1,500 million eurobond (approximately £1,022 million) issued under our euro medium term note program matured on June 6, 2007; we requested additional financing under the £500 million five-year uncommitted facility, a total of £504 million was offered but nothing was accepted;  the maturity date for the €300 million (approximately £204 million) committed 364-day swingline facility was extended in January 2007 to February 7, 2008. On February 8, 2007 the Group entered into a facility agreement with, among others, Imperial Tobacco Finance PLC, Imperial Tobacco Finance (2) PLC, Imperial Tobacco Enterprise Finance Limited, Imperial Tobacco and Imperial Tobacco Limited (the U.S. Financing Agreement) and on July 18, 2007 the Group entered into a New Bank Debt Facility and Equity Bridge Facility (each as defined and described in more detail below). The facility provided under the U.S. Financing Agreement comprises a U.S. $1,900 million term loan facility, of which up to U.S. $20 million can be drawn by way of letters of credit. The maturity date of the U.S. Financing Agreement is 364 days from the date of the agreement (subject to an extension for an additional 365 days). The euro medium term note program lapsed in January 2007, although we intend to renew it for future debt issuances.

There have been no changes to our principal funding facilities subsequent to September 30, 2007.

As at November 23, 2007, our capital market issuance was as follows:

Issue date	Amount (in millions)	Approximate amount in £ millions	Annual Interest Rate(1)	Maturity	Type
April 1, 1999	U.S. $600	292	7.125%	April 1, 2009	Public
June 6, 2002	£350		6.875%	June 13, 2012	Public
December 4, 2003	£200		6.25%	December 4, 2018	Public
November 22, 2006	€1,200	863	4.375%	November 22, 2013	Public
November 22, 2006	£450		5.50%	November 22, 2016	Public

(1)	Before interest and cross currency swaps (where applicable).

The rate of interest under the matured committed senior facilities (other than the swingline facility) was LIBOR (or EURIBOR for advances in euro) plus a margin determined by reference to our long term credit rating. The margin at September 30, 2004 was 0.50% per annum and increased to 0.55% per annum in December 2004. The rate of interest under our committed senior facility (other than the swingline facility and uncommitted facility) is LIBOR (or EURIBOR for advances in euro) plus a margin (dependent on our long term credit rating) of 0.375% per annum plus any mandatory costs payable. The rate of interest for the facility under the U.S. Financing Agreement is LIBOR plus a margin plus any mandatory costs payable. The rates of interest under the New Bank Debt Facility and Equity Bridge Facility are as set out below.

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

We have given undertakings and financial covenants in respect of our business and financial position within our financing facilities. The financial covenants are a minimum ratio of “earnings before interest, tax, depreciation and amortization” (“EBITDA”, as defined within the facility) to net interest (as defined within the facility) and a maximum ratio of net debt (as defined within the facility) to EBITDA. We have been in full compliance with these covenants since inception of the facilities. Under the committed five-year revolving credit facility, a change of control of Imperial Tobacco would, unless otherwise agreed by the lending banks, require any outstanding borrowings to be repaid immediately and the facility cancelled.

Note 16 (iii) to our consolidated financial statements included in this annual report shows details of the maturity profile of our committed borrowings as at September 30, 2007.

For further details of our funding and treasury policy, see Item 11: Quantitative and Qualitative Disclosures about Market Risk.

Financing of the Offer for Altadis

The proposed acquisition will initially be financed though new debt facilities and an equity bridge loan (see below), which will be refinanced, in part, by a rights issue following completion of the acquisition. The rights issue will occur before July 18, 2008, and will be sized to ensure we issue the minimum amount of equity needed to maintain an investment grade credit rating, to which we remain committed.

New Bank Debt Facility

As part of the financing of the offer for Altadis, Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited (as borrowers) and we and Imperial Tobacco Limited (as guarantors) entered into a facility agreement on July 18, 2007(the “New Bank Debt Facility”). The facilities under the New Bank Debt Facility comprise, among other things: committed term loan facilities denominated in euros; a committed revolving credit facility available in three tranches, one in U.S. dollars, one in pounds sterling and one multicurrency tranche; a €500 million (approximately £349 million) committed swingline facility available in euros, U.S. dollars and pounds sterling; and a £600 million uncommitted facility.

The rate of interest under the New Bank Debt Facility (other than the swingline and uncommitted facilities) is EURIBOR or LIBOR (as appropriate) plus a margin plus any mandatory costs payable. The margin on the facilities (other than certain swingline loans and the uncommitted facilities) is linked to our long term credit rating from Moody’s Investors Service Limited (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”) or certain other statistical rating agencies if a rating from Moody’s or S&P is not available.

The margin under the uncommitted facility is determined in accordance with the terms of the offers (if any) from lenders to provide that facility.

The obligations of Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited as the borrowers under the New Bank Debt Facility are guaranteed by Imperial Tobacco Limited and us on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco Finance PLC and Imperial Tobacco Enterprise Finance Limited under the New Bank Debt Facility.

The undertakings and financial covenants in the New Bank Debt Facility are similar to those contained in the existing committed senior facility mentioned above.

Equity Bridge Facility

As the proceeds of the rights issue will not be available on completion of the proposed acquisition and in order to satisfy the requirements of the bank guarantees issued in respect of the total consideration payable for the acquisition, a facility (the “Equity Bridge Facility”) of €7,989 million (approximately £5,574 million) was put in place to cover the funding requirements until the rights issue process is complete.

The rate of interest under the Equity Bridge Facility is EURIBOR (or, if the facility or any part thereof is redenominated into sterling to assist in prepayment, LIBOR) plus a margin plus any mandatory costs payable.

The obligations of Imperial Tobacco as the borrower under the Equity Bridge Facility are, subject to certain conditions, guaranteed by Imperial Tobacco Limited on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco under the Equity Bridge Facility.

The undertakings and financial covenants in the Equity Bridge Facility are similar to those contained in the New Bank Debt Facility.

C               Research and Development, Patents and Licenses

Expenditure on research and development, patents and licenses is charged to the profit and loss account as it is incurred. Expenditure on improving manufacturing efficiency and tobacco leaf blend development is included in overheads. Expenditure on market research and the development of new brands and markets is included within distribution, advertising and selling costs. Our expenditure on research and development during the period covered by this annual report has not been material in the context of our overall cost base.

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

F                 Tabular Disclosure of Contractual Obligations

The aggregate maturities of our debt, operating leases and other long-term obligations for the years subsequent to September 30, 2007, are set out in the table shown in Item 5B: Liquidity and Capital Resources above.

G               Safe Harbor

See “Disclosure Regarding Forward-Looking Statements” in the introduction to this annual report.

Item 6:  Directors, Senior Management and Employees

A               Directors and Senior Management

The following table sets forth information as to our Directors and executive officers as of November 23, 2007:

Name	Age	Position
Iain Napier	58	Chairman and Non-Executive Director
Anthony Alexander	69	Vice Chairman and Non-Executive Director
Gareth Davis	57	Chief Executive and Director
Robert Dyrbus	55	Finance Director
Graham Blashill	60	Sales and Marketing Director
Alison Cooper	41	Corporate Development Director
David Cresswell	62	Manufacturing Director
Ken Burnett	55	Non-Executive Director
Michael Herlihy	54	Non-Executive Director
Pierre Jungels	63	Senior Non-Executive Director
Charles Knott	52	Non-Executive Director
Susan Murray	50	Non-Executive Director
Mark Williamson	49	Non-Executive Director
Matthew Phillips	37	Company Secretary

Iain Napier, FCMA, Chairman, 58, appointed Chairman in January 2007, Non-Executive Director in March 2000

Committee membership: Chairman of Nominations Committee and Member of the Remuneration Committee

Skills and experience: Iain was formerly main Board Director of Bass PLC, Chief Executive of Bass Leisure and then of Bass Brewers and Bass International Brewers. He was then Vice President UK and Ireland for Interbrew SA until August 2001. He was Chief Executive of Taylor Woodrow International Housing and Development from 2001 to 2005.

External appointments: Currently Non-Executive Chairman and Director of McBride PLC, Collins Stewart PLC and Tomkins PLC

Anthony Alexander, FCA, Vice Chairman, 69, appointed Vice Chairman on demerger in October 1996

Committee membership: Nominations Committee

Skills and experience:  Anthony was appointed Vice Chairman on demerger from Hanson in 1996. Previously he was an Executive Director of Hanson PLC with responsibility for all UK operating companies while serving as Chief Operating Officer.

External appointments: Currently no external Director appointments

Gareth Davis, BA, Chief Executive, 57, appointed Chief Executive on demerger in October 1996

Committee membership: Chief Executive’s Committee

Skills and experience: Gareth led the successful Hanson demerger and subsequent listings on the London and New York Stock Exchanges. With over 35 years’ experience across all aspects of the Company, he has played a key role in the development of general strategy and the Group’s ongoing expansion program.

External appointments: Non-Executive Director, Wolseley plc since 2003

Robert Dyrbus, BSC, FCA, Finance Director, 55, appointed Finance Director on demerger in October 1996

Committee membership: Chief Executive’s Committee

Skills and experience: Robert was Finance Director of Imperial Tobacco Limited from November 1989 and one of the three-man Hanson team involved in the strategic reorganization of the Group. Since then he has played an integral part in shaping the strategic direction of the Group.

External appointments: Currently no external Director appointments

Graham Blashill, BSC, Group Sales and Marketing Director, 60, appointed to the Board, October 2005

Committee membership: Chief Executive’s Committee

Skills and experience: Graham is responsible for global sales and marketing activities. With over 39 years’ experience with the Group he has held a number of senior sales and marketing positions, including Managing Director UK and Regional Director for Western Europe.

External appointments: Currently no external Director appointments

Alison Cooper, BSC, ACA, Corporate Development Director, 41, appointed to the Board, July 2007

Committee membership: Chief Executive’s Committee

Skills and experience: Alison has responsibility for strategic planning and business development, as well as for Corporate Affairs. Alison joined the Group in 1999 and has held a number of senior roles including Director of Finance and Planning and Director of Rest of Western Europe. Previously she was with PricewaterhouseCoopers.

External appointments: Currently no external Director appointments

David Cresswell, C ENG, MIEE, Manufacturing Director, 62, appointed to the Board, June 2003

Committee membership: Chief Executive’s Committee

Skills and experience: David has undertaken a number of senior management roles across the Group. An electrical engineer by background he has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions, namely cigarette, rolling papers and roll your own tobacco.

External appointments: Currently no external Director appointments

Ken Burnett, MA, MBA, PHD, Non-Executive Director, 55, appointed Non Executive Director, April 2006

Committee membership: Nominations Committee

Skills and experience: Ken was President, Asia Pacific of Allied Domecq from 1996 until its acquisition by Pernod Ricard in 2005. Prior to joining Allied Domecq, he held senior management positions in the Asia Pacific region with Seagram, Interbrew and International Distillers & Vintners Ltd (now part of Diageo plc).

External appointments: Currently serves on the Board of ID Lanka Ltd

Michael Herlihy, MA (Oxon), Solicitor, Non-Executive Director, 54, appointed Non Executive Director, July 2007

Committee membership: Nominations Committee, Audit Committee and Remuneration Committee

Skills and experience: Michael was formerly General Counsel and Head of Mergers and Acquisitions for ICI PLC with overall responsibility for corporate acquisitions and divestments and has extensive experience of both private and public market transactions.

External appointments: Currently serves on the Boards of Compass Partners International LLP and DQ Entertainment plc

Pierre Jungels, CBE (hon), C ENG, PHD, Senior Independent Non-Executive Director, 63, appointed Non-Executive Director, August 2002

Committee membership: Chairman of the Remuneration Committee; Member of the Audit Committee and Nominations Committee

Skills and experience: Pierre has held numerous senior international positions in the oil industry with Shell International, Petrofina SA and British Gas PLC. He became CEO of Enterprise Oil in 1996, leading the business to substantial geographic and financial growth until retirement in November 2001.

External appointments: Chairman of Oxford Catalyst Group PLC, Director of Baker Hughes Inc., Non-Executive Chairman of Offshore Hydrocarbon Mapping plc and Rockhopper Exploration PLC and a Non-Executive Director of Woodside Petroleum Ltd

Charles Knott, FCMA, Non-Executive Director, 52, appointed Non-Executive Director, April 2006

Committee membership: Nominations Committee, Audit Committee and Remuneration Committee Skills and experience: Charles was a Director of ICI plc from 2004 to 2007 and Chairman and Chief Executive of Quest International, ICI’s flavors and fragrances business. Previously fulfilled a variety of international assignments as a long term executive at National Starch, a Unilever company until 1997.

External appointments: Currently CEO of Flint Group

Susan Murray, Non-Executive Director, 50, appointed Non-Executive Director, December 2004

Committee membership: Nominations Committee, Audit Committee and Remuneration Committee Skills and experience: Susan was a Board member at Littlewoods Limited from October 1998 until January 2004, latterly as Chief Executive of Littlewoods Stores Limited. Prior to this she was worldwide President and Chief Executive of The Pierre Smirnoff Company, a part of Diageo plc.

External appointments: Non-Executive Director of Enterprise Inns Plc, SSL International PLC, Wm Morrison Supermarkets plc and Compass Group PLC. Previously Non-Executive Director of Aberdeen Asset Management PLC. Also fellow of the Royal Society of Arts and council member of the Advertising Standards Authority

Mark Williamson, CA(SA), Non-Executive Director, 49, appointed Non-Executive Director, July 2007

Committee membership: Chairman of Audit Committee; and Member of the Nominations Committee and Remuneration Committee

Skills and experience: Mark has considerable international financial and general management experience. He joined International Power in 2000 as Group Financial Controller and was appointed to the Board as Chief Financial Officer in 2003. Previously, he was Group Financial Controller and Group Chief Accountant at Simon Group, the engineering and bulk chemicals storage group.

External appointments: Currently serves on the Board of International Power Plc

Matthew Phillips, LLB, Company Secretary, 37, appointed Company Secretary, October 2004

Committee membership: Chairman of the Disclosure Committee, Secretary to and Member of the Chief Executive’s Committee; Secretary to the Audit and Remuneration Committees

Skills and experience:       Matthew joined Imperial Tobacco’s legal department in 2000 and was closely involved in negotiations for the acquisitions of Tobaccor and Reemtsma. Previously he worked for law firms Linklaters and Burges Salmon.

External appointments: Currently no external Director appointments

B               Compensation

The aggregate compensation paid or accrued by us to or for all our Directors and executive officers during the fiscal year ended September 30, 2007 as a group (18 persons) for services in all capacities was approximately £12,758,000.

The following information is provided in respect of our Directors for fiscal 2007:

Emoluments by individual Director	Base Salary £’000	Fees £’000		Super-visory Board Fees £’000	Bonus £’000	Pension Salary Supple- ment(1) £’000	Benefits in kind (2) £’000	Sub total £’000	LTIP(3) £’000	SMS incl CSMS(3) £’000	Total 2007 £’000	Total 2006 £’000
Executive Directors
G Davis, Chief Executive	835	—		—	802	—	22	1,659	1,055	780	3,494	2,700
R Dyrbus, Finance Director	530	—		—	509	186	22	1,247	671	496	2,414	1,797
G L Blashill, Sales and Marketing Director	390	—		—	281	—	16	687	182	237	1,106	876
A J Cooper(4), Corporate Development Director	96	—		—	69	6	4	175	—	6	181	—
D Cresswell, Manufacturing Director	380	—		—	274	—	17	671	479	285	1,435	945
F A Rogerson(5), Corporate Affairs Director	284	—		—	205	47	12	548	479	288	1,315	994
	2,515	—		—	2,140	239	93	4,987	2,866	2,092	9,945	7,312
Non-Executive Directors
I J G Napier, Chairman	—	245	(6)	—	—	—	—	245	—	—	245	85	(6)
A G L Alexander, ViceChairman	—	75		—	—	—	3	78	—	—	78	78
D C Bonham(7)	—	76		—	—	—	—	76	—	—	76	302
K M Burnett	—	50		—	—	—	—	50	—	—	50	21
C R Day(8)	—	23	(6)	—	—	—	—	23	—	—	23	57	(6)
S P Duffy(9)	—	—		—	—	—	—	—	—	—	—	20	(6)
M H C Herlihy(4)	—	13		—	—	—	—	13	—	—	13	—
S Huismans(9)	—	—		—	—	—	—	—	—	—	—	24
P H Jungels	—	65	(6)	—	—	—	—	65	—	—	65	50
C F Knott	—	50		—	—	—	—	50	—	—	50	21
S E Murray	—	50		—	—	—	—	50	—	—	50	50
D W Thursfield(10)	—	—		—	—	—	—	—	—	—	—	4
M D Williamson(4)	—	13		—	—	—	—	13	—	—	13	—
	—	660		—	—	—	3	663	—	—	663	712
Former Directors
B C Davidson(11)	—	—		—	—	—	—	—	—	—	—	1,392
S Huismans(9)	—	—		22	—	—	—	22	—	—	22	15
S T Painter(12)	—	103		22	—	—	—	125	—	—	125	128
F A Rogerson(5)	96	—		—	68	16	4	184	—	6	190	—
	96	103		44	68	16	4	331	—	6	337	1,535
	2,611	763		44	2,208	255	100	5,981	2,866	2,098	10,945	9,559

1.	Further details are contained in the Executive Directors’ pension section on page 57.
2.	Benefits in kind principally include the provision of a company car and health insurance.
3.	LTIP, SMS and CSMS represent the value of awards vesting and LTIP options exercised in the year on annual vesting, including the vesting of the Centenary Share Matching Scheme.
4.	Mrs A J Cooper and Messrs M H C Herlihy and M D Williamson were appointed to the Board on July 1, 2007.
5.	Dr F A Rogerson resigned from the Board on June 27, 2007. He will complete a handover period and will be on compassionate leave until June 27, 2008, when his employment will terminate.
6.	Includes payment in respect of chairmanship of Board committees at an annual rate of £10,000.
7.	Mr D C Bonham retired from the Board on January 2, 2007

8.	Mr C R Day resigned from the Board on February 16, 2007.
9.

Messrs S P Duffy and S Huismans retired from the Board on January 31, 2006. However, Mr S Huismans continues to receive fees in connection with his appointments to Supervisory Boards within the Reemtsma group.

10.	Mr D W Thursfield resigned from the Board on October 28, 2005.
11.

Mr B C Davidson resigned from the Board on February 9, 2005 and subsequently left the Company on 30 April 2005. Mr B C Davidson received payment in lieu of notice which was subject to his duty to mitigate.

12.	Mr S T Painter retired from the Board on May 31, 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

Note: no sums were paid to any Director by way of taxable expenses allowances.

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

Annual cash bonus

For fiscal 2007, the potential maximum bonus was 100% of base salary for the Chief Executive and Finance Director and 75% for other Executive Directors. The targets for the year were all related to adjusted EPS growth. However, they are not disclosed as they are considered to be commercially confidential.

During the year the Company achieved adjusted EPS of 136.7p resulting in bonuses, as detailed in the table on page 55, being awarded to Executive Directors. These payments represented 96% of base salary in respect of the Chief Executive and Finance Director and 72% in respect of the other Executive Directors. Cash bonuses were also earned by other senior management for achieving relevant performance targets for the financial year to September 30, 2007.

For the financial year ending September 30, 2008 onwards the Remuneration Committee has determined that the potential maximum bonus will increase to 125% of base salary for the Chief Executive and Finance Director and 100 % for other Executive Directors. The performance criteria will be based on financial targets in respect of 100 % of base salary for the Chief Executive and Finance Director and 75% for other Executive Directors. The performance criteria for 25% of base salary will be based on stringent, quantifiable strategic targets which will be set each year.

Any bonus earned up to 100% of base salary for the Chief Executive and Finance Director and 75% for other Executive Directors will be paid in cash and be eligible for investment into the Share Matching Scheme (“SMS”) as detailed on page 69. Any bonus payable in excess of this level will be paid in shares which the Director will be required to retain for a minimum of three years. These shares will not be eligible for investment in the Share Matching Scheme.

In support of the Group’s key performance indicators, the Remuneration Committee has determined that the financial performance criteria for the financial year ended September 30, 2008 will be based on adjusted EPS and that the strategic targets will be based on measures including volume growth.

No element of the bonus is guaranteed.

Under the SMS, the Remuneration Committee in its absolute discretion invites Executive Directors and the majority of the Group’s management to invest any proportion of their gross bonus (capped at 100 % of base salary for the Chief Executive and Finance Director and 75 % for other Executive Directors) in Imperial Tobacco Group PLC ordinary shares to be held by a nominee managed by the Employee Benefit Trust. Provided that the shares lodged are left with the nominee for three years and the participant remains an employee in the Group, they will be matched on a one for one basis.

However, in respect of investments made by Executive Directors under the SMS from their bonus paid in December 2003 and for future years, a performance criterion is applied to the matched shares such that matching only occurs if the Group has achieved Real Average EPS Growth in excess of 3% after adjusting for U.K. inflation over the three year retention period, being an indicator of sustained ongoing profit delivery.

Achievement measurement is based on the same protocol as that applying to the LTIP. There is no opportunity to re-test if this performance criterion is not met. In setting the performance criterion for SMS awards, the Remuneration Committee decided that EPS reflects a key part of the Group’s strategy to create sustainable shareholder value.

Under the SMS Rules, should Imperial Tobacco Group PLC be acquired, the performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criterion.

Share incentives

For a description of the Long-Term Incentive Plan (“LTIP”), Share Matching Scheme and the Employee Benefit Trusts, see Item 6E: Share Ownership.

Executive Directors’ pensions

Post April 6, 2006 (when new legislation regarding pensions in the U.K. came into effect, known as ‘A’ day), the Group’s U.K. pension policy, which applies to all current Executive Directors, provides the option to maintain membership of or join (new employees) the U.K. Imperial Tobacco Pension Fund or receive a salary supplement in lieu of membership of the Fund.

Our Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the Group. For members who joined prior to April 1, 2002, the fund is largely non-contributory with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age usually after 32 years’ service. Pension commutation to enable participants to receive a lump sum on retirement is permitted.

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

From April 6, 2006 a new tax regime was introduced by HM Revenue & Customs (“HMRC”) which abolished most of the detailed limits previously imposed on pension schemes and replaced them with a more simplified approach. Each member now has a Lifetime Allowance (“LTA”) initially set at £1.5 million (£1.6 million 2007/2008) and a tax, called the lifetime allowance charge, is levied at retirement if the value of their pension benefit from all sources exceeds this amount. For any member whose total benefit value on April 6, 2006 exceeded the LTA, transitional arrangements allowed them to register the higher value so that they would not be subject to a large retrospective lifetime allowance charge. To qualify for this enhanced protection the member was required to opt out of fund membership as regards future service accrual in order to retain a final salary linked pension entitlement in respect of past service.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60. Other than Mrs A J Cooper, each of the current Executive Directors has opted out of fund membership as regards future service accrual as a result of registering for enhanced protection with HMRC. The detailed HMRC rules governing enhanced protection mean that it may not be permissible in some rare circumstances for the full final salary linked pension based on service up to April 6, 2006 to be paid from the fund. In this event an additional pension will be paid by us through an unfunded unapproved retirement benefit scheme (“UURBS”) so that the full accrued benefit may be provided.

Mr R Dyrbus receives a salary supplement in lieu of future pension service and accrual. The supplement was calculated by independent actuaries to provide an accumulation of benefit no greater than a total pension promise of two-thirds of final salary. It is discounted for early payment and employer’s National Insurance contributions and is non-compensatory. The supplement for Mr R Dyrbus is 35% of salary and is a non-pensionable payment.

Mrs A J Cooper receives a salary supplement and is a member of the Imperial Tobacco Pension Fund. The pension plan covers benefit accrual up to an HMRC notional earnings cap at a 1/45ths accrual rate. Pension accrual beyond this cap is compensated by a non-pensionable 12% of salary supplement, calculated on the difference between the notional earnings cap and the current salary, and not the total salary. In addition, a reduced accrual rate of 1/60ths covers the difference between the notional earnings cap and the current salary. The 12% is compensation for a reduced pension accrual rate.

Dr F A Rogerson opted out of fund membership as regards future service accrual as a result of registering for Enhanced Protection with HMRC from April 6, 2006. Dr F A Rogerson receives a salary supplement in lieu of future pension service and accrual of 16.4% of salary. This amount is a non-pensionable payment.

The following table provides the information required by both the Listing Rules of the U.K. Listing Authority and Schedule 7A to the Companies Act 1985 and gives details for each Director of:

•                      the annual accrued pension payable on retirement calculated as if they had left service at the year end (any potential UURBS entitlement is included);

•                      the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules of the U.K. Listing Authority; and

•                      the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors has made additional voluntary contributions.

			Disclosures required under Directors’ Remuneration Report Regulations 2002							Listing Rules
			Accrued pension			Transfer value of accrued pension
	Age at 9/30/07 Years	Pension- able service at 9/30/07 Years	at 10/01/06 £’000	Increase during the year £’000	at 9/30/07 £’000	at 10/01/06 £’000	Increase during the year net of Director’s contributions £’000	Director’s contributions £’000	at 9/30/07 £’000	Increase in accrued pension (net of inflation) during the year £’000	Transfer value of increase (net of inflation) £’000
G Davis	57	35	520	37	557	8,924	1,137	—	10,061	14	246
R Dyrbus	54	25	250	18	268	3,646	539	—	4,185	7	105
A J Cooper	41	8	28	9	37	216	92	9	317	8	67
D Cresswell(2)	62	44	237	16	253	4,829	(30)	—	4,799	6	132
F A Rogerson(1)	54	30	215	12	227	3,112	404	—	3,516	2	30
G L Blashill(2)	60	39	236	24	260	4,896	310	—	5,206	14	311
Former Directors
F A Rogerson(1)	54	30	—	3	230	—	59	—	3,575	4	59

(1)                                  Dr F A Rogerson resigned from the Board on June 27, 2007.

(2)                                  Mr D Cresswell and Mr G L Blashill started to draw pension during the course of the year, including payment of a tax-free cash lump sum as is permitted under the Fund rules. The figures in the table above incorporate allowance for the benefits paid out in order to provide a relevant comparison with the start of year figures and have been calculated consistently with those disclosed at September 30, 2006. A slightly different methodology is used to calculate transfer values for pensioner members and this methodology would give transfer values at September 30, 2007 of £5,161,000 for Mr Cresswell and £5,728,000 for Mr Blashill.

Other than including an allowance for the benefits drawn by Mr D Cresswell and Mr G L Blashill during the year, the transfer values disclosed above do not represent a sum paid or payable to the individual Director. Instead they represent a potential liability of the pension scheme.

C               Board Practices

Our Board remains committed to maintaining high standards of corporate governance, which it sees as a cornerstone in managing the business affairs of the Group and a fundamental part of discharging its stewardship responsibilities. Accordingly, throughout the year, the Group has complied with the governance rules and best practice provisions applying to U.K. listed companies as contained in section 1 of the Combined Code on Corporate Governance (the “Code”) which was introduced in 1998 and further revised during 2003, with the exception of Code provision A.3.2. This provision specifies that at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent. This non compliance, from January 2, 2007, resulted from the Board’s decision to retain Mr A G L Alexander on the Board to ensure continuity at senior Board level during the Chairman’s early tenure and the resignation of Mr C R Day as a consequence of his overall business commitments. As planned, the Board regained compliance on July 1, 2007 following the appointment of two additional independent Non-Executive Directors, Messrs M H C Herlihy and M D Williamson. Full details relating to the structure of the Board are given on page 60. The Code was further revised in 2006 (the “2006 Code”). As the Company has adopted the revised provisions of the 2006 Code early it was technically in breach of the 2003 Code provision B.2.1 as, since his appointment as Chairman, Mr I J G Napier has remained a member of the Remuneration Committee (as permitted under the 2006 Code).

We are also required to comply with the provisions of the Sarbanes-Oxley Act of 2002, including the requirements of Section 404. The Group has, however, taken advantage of an exemption from implementing the requirements of Section 404 of the Sarbanes-Oxley Act within Commonwealth Brands during its first year since acquisition. See Item 15B: Management’s annual report on internal control over financial reporting.

Service contracts

The service agreements for Mr G Davis and Mr R Dyrbus were entered into at the time of the demerger of the Company from Hanson Group and the provisions dealing with compensation on termination following a change of control in their service agreements reflect that. The service agreements for the other Executive Directors reflect the Company’s established policy that Executive Directors have service agreements which are terminable on no more than one year’s notice and that there is no entitlement to the payment of a predetermined amount on termination of employment in any circumstances.

There are no liquidated damages provisions for compensation on termination within Executive Directors’ service agreements, except as set out in the table below. The Executive Directors’ service agreements do contain payment in lieu of notice provisions but these are at the Company’s sole discretion. The Group is unequivocally against rewards for failure and, except in the limited respects referred to above, the circumstances of the termination and an individual’s duty and opportunity to mitigate loss are taken into account in every case. The Group’s policy is to stop or reduce compensatory payments to former Directors to the extent that they receive remuneration from other employment during the compensation period and that any such payments should be paid monthly in arrears.

Under the rules of the LTIP and SMS outstanding awards vest on termination for certain reasons, such as death, retirement, redundancy or on a change of control, on a time-related pro-rata basis subject to satisfaction of the relevant performance criteria. If, however, the termination of employment is for a reason other than one of those specified in the rules, an individual’s full award lapses.

Name	Date of agreement	Notice periods	Compensation on termination following a change of control
G Davis	August 21, 1996	52 weeks’ notice	payment of a liquidated sum calculated by reference to the benefits receivable during the notice period
R Dyrbus	August 21, 1996	52 weeks’ notice	payment of a liquidated sum calculated by reference to the benefits receivable during the notice period
G L Blashill	October 28, 2005	52 weeks’ notice	no provisions
D Cresswell	May 30, 2003	52 weeks’ notice	no provisions
A J Cooper	July 1, 2007	52 weeks’ notice	no provisions

The Non-Executive Directors do not have service contracts with Imperial Tobacco. The terms of their appointments are reviewed annually and are set out in their appointment letters.

In accordance with our Articles of Association, the appointments of Mr A G L Alexander, Dr K M Burnett, Mr D Cresswell, Mr C F Knott, Mr I J G Napier and Dr F A Rogerson expired at the 2007 annual general meeting and, being eligible, they offered themselves for re-election and were duly re-elected.

Board and Board committees

Our Board, which met nine times this year (with two of these meetings having a duration of two days), currently comprises a Non-Executive Chairman, six independent Non-Executive Directors, one Non-Executive Director not classified as independent for the purposes of the Combined Code when determining the composition of the Board or its committees, and five Executive Directors.

There is a clear separation of the roles of Chairman, Mr I J G Napier and Chief Executive, Mr G Davies, to ensure an appropriate balance of power and authority. The Chairman is responsible for the leadership of the whole Board with the Chief Executive, in conjunction with the Chief Executive’s Committee, responsible for managing the Group and implementing the strategy and policies which have been set by the Board.

Mr A G L Alexander is Vice Chairman and Dr P H Jungels is the recognized senior independent Non-Executive Director to whom any concerns can be conveyed by shareholders.

Following the 2007 Board evaluation and consideration of all other relevant factors contained in the Code and the NYSE Corporate Governance rules, the Board concluded at its meeting in September 2007 that all Non-Executive Directors continue to contribute effectively and constructively to Board debate, to challenge and question management objectively and robustly and at all times to have the best interests of the Group in mind and that, taking account of these factors, together with the other relevant factors contained in the Code and the NYSE Corporate Governance rules, all eight Non-Executive Directors (including the Chairman) remain independent for the purposes of the NYSE Corporate Governance rule and all seven Non-Executive Directors (excluding the Chairman as required by the Code) remain independent for the purposes of the Code.

However, recognizing the general external focus under the Code on Directors who have served in excess of nine years, the Company has not, since September 2006, classified Mr A G L Alexander (for the purposes of the Code), as an independent Director when determining the composition of the Board and its committees. As announced previously, Mr A G L Alexander will remain on the Board until the Company’s 2008 Annual General Meeting. Mr A G L Alexander is not a member of any of the Board committees other that the Nominations Committee.

The Board has satisfied itself that there is no compromise to the independence of those Directors who have appointments on boards of companies outside the Group. Where necessary, the Board ensures appropriate processes are in place to manage any possible conflict of interest.

We believe that the Directors’ biographies, appearing on pages 52 to 54, demonstrate a detailed knowledge of the tobacco industry and the wider Fast Moving Consumer Goods sector together with a range of business and financial experience which is vital to the management of an expanding international company. The biographies also include details of their other major directorships.

Board changes

During fiscal 2007, the Nominations Committee again reviewed the composition and balance of the Board. This review took into account not only the overall balance of skills, knowledge and experience of Board members but also of the wider provisions of the Code and the results of the annual evaluation of the performance of the Board, its committees and individual Directors.

Following this review the Nominations Committee produced two role profiles for an external search consultancy to identify suitable Non-Executive Director candidates with relevant strong financial and regulatory/legal backgrounds. Subsequently Messrs M D Williamson, currently the Chief Financial Officer of International Power PLC, and M H C Herlihy, formerly General Counsel of ICI PLC, joined the Board on July 1, 2007 as Non-Executive Directors, having been identified as meeting the relevant criteria. The Nominations Committee also identified Mrs A J Cooper as a suitable candidate to join the Board as it continues to focus on the strategic development of the business.

As announced last year, Mr I J G Napier succeeded Mr D C Bonham as Chairman on January 2, 2007. Prior to this appointment a role profile of the competences, experience and time commitment required by any potential candidate for the position of Chairman was produced by the Nominations Committee. It was determined by the Nominations Committee that Mr I J G Napier’s skills and experience so closely matched this profile that it was unlikely that a more suitable candidate would be found by conducting an external search or undertaking open advertising. During all discussions of the Chairman’s succession, the Nominations Committee was chaired by Mr A G L Alexander and once Mr I J G Napier had been identified as a potential candidate he was excluded from all such discussions.

The Board accepted Mr C R Day’s resignation, as a consequence of his overall business commitments, with effect from February 16, 2007 and that of Dr F A Rogerson, for personal and private reasons with effect from June 27, 2007.

As previously announced, Messrs D Cresswell and A G L Alexander have confirmed to the Board that they intend to retire on December 31, 2007 and January 29, 2008 respectively.

Mr I J G Napier met with a number of key shareholders during the year. The opportunity also exists for major shareholders to meet with new and existing Directors. In addition, Directors made themselves available to meet shareholders after the formal business of the Annual General Meeting in January 2007 (‘AGM’) and Extraordinary General Meeting in August 2007 (‘EGM’) had been completed.

Board operations

The Board is the principal decision making forum of the Group and manages overall control of the Group’s affairs by the schedule of matters reserved for its decision contained in the Group’s corporate manual. These include responsibility for the Group’s commercial strategy, the approval of financial statements and corporate plans, the overall corporate governance framework, acquisitions and disposals, treasury, tax and risk management policies and appointment and removal of Directors and the Company Secretary.

The Company Secretary is responsible for advising the Board, through the Chairman, on all governance matters and for ensuring Board procedures are followed and applicable rules and regulations complied with.

All Directors are equally accountable in law for the proper stewardship of the Group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business, resources and standards of conduct are critically reviewed using their independent judgment and experience. This ensures that the Board acts in the best long-term interest of all shareholders, takes account of the wider community of interest represented by employees, customers and suppliers and that environmental, community, ethical and reputational issues are fully integrated into the Group’s risk assessment processes.

During fiscal 2007, the matters considered by the Board included the proposed acquisition of Altadis, the acquisition of Commonwealth Brands, the Board changes detailed above, review of the strategy and operating results of the business, approval of annual and medium term plans, and review of Group funding arrangements. Actual results of the Group were reviewed at each Board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods. This ensured that the Board was supplied with information on the progress of the business in a timely manner and that at Board meetings the Directors were properly briefed on issues arising. All Board members receive reports from the chairmen of all Board committees and receive copies of each committee’s minutes.

During fiscal 2007, the Chief Executive’s Committee, comprising the Executive Directors, the Regional Director – Western Europe (who, following appointment as Corporate Development Director, attended as an Executive Director from July 1, 2007), the Group Human Resources Director and the Company Secretary, met ten times to ensure appropriate control and management of day-to-day business matters. Within the framework of the Chief Executive’s Committee, the Board delegates day-to-day and business control matters to the Chief Executive and the Chief Executive’s Committee, who are responsible for implementing Group policy and monitoring the detailed performance of all aspects of the business. They have full power to act, subject to the reserved powers and sanctioning limits laid down by the Board and the Group’s policy guidelines.

As previously announced, Mr G Aldridge will join the Chief Executive’s Committee as Manufacturing Director with effect from January 1, 2008.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the Remuneration Committee, the Nominations Committee and the Audit Committee. The membership and remit of each committee is considered below. The terms of reference for each of the committees were reviewed during the year and are published on the Imperial Tobacco Group website, www.imperial-tobacco.com.

We have procedures in place to allow Directors to seek both independent professional advice, at our expense, and the advice and services of the Company Secretary in order to fulfill their duties. We maintain appropriate insurance cover in respect of Directors’ and officers’ liabilities. The Company has entered into qualifying third party indemnity arrangements for the benefit of all its Directors in a form and scope which comply with the requirements of the Companies Act 1985.

Between formal Board and committee meetings, the Chairman and chairmen of the Board committees communicate regularly with the Chief Executive and other members of the Chief Executive’s Committee.

Remuneration Committee

The Remuneration Committee comprises five independent Non-Executive Directors, together with the Chairman, Mr I J G Napier (who is excluded from any matter concerning his own remuneration and/or conditions of service), who have no personal financial interest, other than as shareholders, in the matters to be decided.

The members of the committee during the year were:

•     Dr P H Jungels (chairman with effect from January 2, 2007);

•             Mr M H C Herlihy (with effect from September 14, 2007);

•             Mr C F Knott;

•             Ms S E Murray;

•             Mr I J G Napier (who stepped down as chairman of the committee on January 2, 2007 upon his appointment as Chairman of the Company); and

•             Mr M D Williamson (with effect from September 14, 2007).

Mr G Davis (Chief Executive) is, and prior to his retirement Mr D C Bonham (Board Chairman) was, invited to attend to respond to questions raised by the committee. Mr M R Phillips (Company Secretary) also attends meetings as secretary to the committee. They are, however, all specifically excluded from any matter concerning the details of their own remuneration.

The committee sets the remuneration package for each Executive Director and member of the Chief Executive’s Committee after taking advice principally from external sources, including remuneration consultants Hewitt’s Limited and Towers Perrin, both of whom are engaged by the committee as required. Hewitt’s Limited also reviews the Group’s remuneration principles and practices against corporate governance best practice. Neither provides any other services for the Group.

Executive remuneration data provided by Towers Perrin and Boardex Inc. have also been used to assist in benchmarking processes ensuring the consistent application of the executive remuneration policy.

Mrs K A Turner (Group Human Resources Director) and Mr D P Cuthbert (Group Compensation and Benefits Manager) also provide internal support and advice to the committee.

Solicitors Allen & Overy LLP have been retained by the Company to provide legal advice in respect of the Group’s share plans and to provide services to the committee as and when required. The firm also provides other legal services to the Group as a whole.

The Company has appointed Alithos Limited to undertake Total Shareholder Return (TSR) calculations and provide advice on all TSR related matters. Alithos Limited provides no other services for the Group.

PricewaterhouseCoopers LLP, the Group’s Auditors, undertake an agreed upon procedure in respect of Earnings per Share (EPS) calculations used in the Group’s share plans prior to awards vesting.

The Board is ultimately responsible for the framework and cost of executive remuneration but has delegated to the Remuneration Committee, within its terms of reference, responsibility for certain activities including the following:

•                  determination of the remuneration levels and conditions of service for the Executive Directors and members of the Chief Executive’s Committee;

•                  recommendation to the Board of the remuneration level and conditions of service for the Chairman;

•                  oversight of the overall policy for senior management remuneration;

•                  oversight of the Group’s employee share and cash-based incentive plans including approval of minor rule amendments, invitations and awards and the allocation or issue of shares or payments under any such plans; and

•                  approval of the form and content of the Directors’ Remuneration Report, prior to submission to the shareholders at the AGM.

During the year, the most significant issues addressed by the committee were:

•                  review of standard executive service contracts inter alia to reflect the new age discrimination legislation;

•                  review of the executive bonus scheme;

•                  approval of amendments to the U.K. and Irish Sharesave Plans;

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

•                  determination of bonus performance criteria and review of performance against the selected criteria prior to bonus payment; and

•                  remuneration and contractual implications related to the resignation of Dr F A Rogerson.

The committee’s approach is consistent with the Group’s overall remuneration strategy and philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, as well as supporting corporate strategy, by directly aligning executive management reward with the Group’s strategic business goals.

Nominations Committee

The Nominations Committee comprises all the Non-Executive Directors and meets on an as required basis. During the year the committee met three times.

The members of the committee during the year were:

•                  Mr I J G Napier (chairman from January 2, 2007);

•                  Mr A G L Alexander;

•                  Mr D C Bonham (chairman until retirement on January 2, 2007);

•                  Dr K M Burnett;

•                  Mr C R Day (resigned February 16, 2007);

•                  Mr M H C Herlihy (appointed July 1, 2007);

•                  Dr P H Jungels;

•                  Mr C F Knott;

•                  Ms S E Murray; and

•                  Mr M D Williamson (appointed July 1, 2007).

Mr M R Phillips, the Company Secretary, acts as secretary to the committee.

The responsibilities of the committee include the evaluation of the balance of skills, knowledge and experience on the Board, the development of role specifications, the formulation of succession plans and the making of recommendations to the Board with regard to the appointment of Directors.

In the financial year the committee, after taking into account the Board evaluation and succession plans, produced role profiles for two new Non-Executive Directors , and following the identification of suitable candidates made a number of recommendations to the Board resulting in the appointments as detailed on page 61.

Any Directors appointed by the Board must submit themselves for election by shareholders at the AGM following their appointment. Thereafter, all Directors, in accordance with the Code, are subject to re-election at least every three years. Furthermore, it is the Company’s practice that any Non-Executive Director, including the Chairman, having been in post for nine years or more is subject to annual re-election. The performance of each Director is considered before recommending such election or re-election.

The performance of the committee was evaluated as part of the Board performance evaluation process.

Audit Committee

The Audit Committee, which has determined that all its members are independent Non-Executive Directors, met four times during the year.

The members of the committee during the year were:

•                  Mr M D Williamson (chairman from  September 14, 2007);

•                  Mr C R Day (chairman until resigned from the Board February 16, 2007);

•                  Mr M H C Herlihy (from September 14, 2007);

•                  Dr P H Jungels;

•                  Mr C F Knott (acting chairman  February 17, 2007 to  September 13, 2007);

•                  Ms S E Murray; and

•                  Mr I J G Napier (stepped down January 2, 2007 upon his appointment as chairman of the Company).

Messrs M D Williamson and C F Knott are qualified accountants and, therefore, we believe are appropriately qualified to discharge the responsibilities that Audit Committee membership entails and are regarded as financial experts for the purposes of both the Code and section 407 of the Sarbanes-Oxley Act. The remaining members of the committee supply a supportive mix of skills and backgrounds.

Following the resignation of Mr C R Day, Mr C F Knott acted as chairman of the committee between February 17, 2007 and September 13, 2007.

Mr M R Phillips, the Company Secretary, acts as secretary to the committee.

The committee’s terms of reference cover the matters recommended by the Code. During the year and up to the date of approval of this annual report, the committee worked with a structured agenda of matters focused to coincide with key events of the annual financial reporting cycle, together with standing items that the committee is required to consider at each meeting. These responsibilities included, among other things:

•                  monitoring internal control throughout the Group;

•                  approving the Group’s accounting policies;

•                  reviewing the interim and annual financial statements, together with the U.S. filing on Form 20-F, prior to submission to the Board;

•                  reviewing the scope of the external audit plan and the internal Group Compliance work plan;

•                  consideration of any related party matters;

•                  review of Auditor performance and independence;

•                  consideration of and recommendations to the Board regarding the reappointment of the Auditors;

•                  review of non audit fees paid to the Auditors and other accountancy firms;

•                  review of the Going Concern statement prior to consideration by the Board;

•                  oversight and monitoring of the Group’s Public Interest Disclosure (Whistleblowing) policy

•                  the financial integration of Commonwealth Brands;

•                  review of Group compliance performance; and

•                  review of risk management systems.

The performance of the committee was evaluated as part of the Board performance evaluation process.

During the year the Head of Group Compliance provided the committee with detailed reports to facilitate the regular monitoring and review of its activities and effectiveness including those in respect of the programs of activity in place to enable the Group to meet the requirements of both the Code and Section 404 of the Sarbanes-Oxley Act.

The committee undertook its annual review of the scope and content of the risk assessment and compliance program implemented by the Group Compliance Function and confirmed its approval. The committee continually monitors and critically reviews the authority, effectiveness and level of resource allocated to the activity.

The Finance Director, the Group Financial Controller, the Head of Group Compliance, the Deputy Company Secretary and other financial management were invited to attend each meeting of the committee. A standing item on each agenda allowed for the Head of Group Compliance to meet formally with the committee, without any Executive Director or other manager being present, in line with the Code’s requirements.

In addition, the Group’s auditors attended each meeting of the committee during the year and, as a standing item on each agenda, met with the committee members without the presence of any Executive Director or other manager, providing a direct line of communication between the auditors and Non-Executive Directors.

The Group regularly reviews its auditor independence policy, which provides clear definitions of services that the external auditors can and cannot provide such that their independence and objectivity are not impaired. The policy also establishes a formal authorization process, including the tendering and pre-approval by the Audit Committee for allowable non-audit work that they may perform and establishes guidelines for the recruitment of employees or former employees of the external auditors and for the recruitment of the Group’s employees by the external auditors. This policy is published on the Group’s website
www.imperial-tobacco.com.

The Audit Committee also carried out bi-annual reviews of the remuneration received by the auditors for audit services, audit-related services and non-audit work with the aim of seeking to balance objectivity, value for money and compliance with this policy. The outcome of these reviews was not only that performance of the relevant non-audit work by the auditors was the most cost-effective way of conducting the Group’s business but also that no conflict of interest existed between such audit and non-audit work. The fees for such non-audit work within the financial year were principally related to due diligence work associated with the acquisition of Commonwealth Brands, acting as reporting accountant in connection with our offer for Altadis, tax advisory work and Sarbanes-Oxley Section 404 compliance. In other situations, proposed assignments were subject to independent tendering with decisions taken on the basis of competence and cost-effectiveness.

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

•                  notwithstanding that the Group has taken advantage of an exemption from implementing the requirements of Section 404 of the Sarbanes-Oxley Act within Commonwealth Brands in the first year after acquisition, the Group is integrating Commonwealth Brands within its overall control framework; and

•                  a summary of the principal risks facing the business is included in item 3D ‘Risk Factors’.

Disclosure Committee

In line with recommendations issued by the U.S. Securities and Exchange Commission and to meet corporate governance best practice in the U.K., the Group has a Disclosure Committee comprising appropriate senior executives:

•                  Company Secretary – chairman;

•                  Head of Group Compliance – coordinator;

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

In this context the disclosures contained within this document have been received, reviewed and evaluated by the Disclosure Committee at its formal meeting in November 2007, following which appropriate assurances were given to the Board that the Disclosure Committee was not aware of any reason why the Chief Executive and Finance Director could not provide the certifications included as Exhibits 12.1 and 12.2 and 13.1 in this annual report.

Further committee

Certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by us. Between 2005 and 2007, parts of the investigations into certain of the individuals were terminated either for lack of evidence or on terms agreed by the individuals with the authorities and settlement was made of any duty payable as a result of certain of the activities being investigated at no cost to us. Charges relating to smuggling have been brought in connection with one of the investigations against 18 individuals, one of whom is a former Reemtsma employee. Four other former Reemtsma employees face charges relating to violations of the German foreign trade act in connection with a separate investigation. In connection with some of these charges, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if the former Reemtsma employees who have been charged are ultimately found to have committed offences. In those circumstances, we would seek recovery of any losses under arrangements made on the acquisition of the business.

A Board committee established in 2003 under the chairmanship of Mr A G L Alexander remains in place to monitor the progress of the investigations and the Group’s responses, on behalf of the Board. The German authorities’ investigations are based on alleged activities prior to the Group’s acquisition of Reemtsma and the committee remains satisfied that, since the acquisition, the Group has not been involved in any activities of a nature similar to those alleged by the German authorities.

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

We are also required to comply with the provisions of the Sarbanes-Oxley Act of 2002 including the requirements of  Section 404.

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

The Policy on Acceptable Business Practice is contained within the Group’s policies manual, which has been widely distributed and is readily available to all employees on our intranet. The aim of the policies contained within this manual is to ensure that all our employees are aware of, and actively consider at all times, the ethical implications of business activities entered into, by providing guidelines relating, among other things, to:

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

D     Employees

The following table sets forth the average number of persons employed by the Group for each of the fiscal years indicated, by location and business function:

	2005	2006	2007
United Kingdom	2,535	2,425	2,002
Germany	2,518	2,328	2,120
Rest of Western Europe	1,380	1,443	1,463
U.S.	38	39	417
Rest of the World	8,439	8,251	8,219
	14,910	14,486	14,221

Selling	3,688	3,899	4,152
Marketing	428	452	409
Manufacturing	8,442	7,906	7,604
Administration	2,352	2,229	2,056
	14,910	14,486	14,221

The average number of employees has decreased in the U.K. and Germany due to closure of factories this year at Liverpool and Lahr, and at Treforest in fiscal 2006. The average number of employees in the U.S. rose due to the acquisition of Commonwealth Brands in April 2007.

We consider relations with our employees to be good. We believe that one of our key strengths is the loyalty of our workforce. To reinforce this commitment, we have an established European Employee Forum for the provision of information and consultation on trans-national issues within the E.U.

E      Share Ownership

Employees are encouraged to build a stake in the Company through ownership of our shares.

Share Matching Scheme

The Share Matching Scheme (SMS) is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares and American Depositary shares. For Executive Directors and most of the Group’s management, individuals may elect to invest any proportion up to a maximum of 100% of their gross bonus (capped at 100% of base salary for the Chief Executive and Finance Director and 75% for other Executive Directors) in Imperial Tobacco Group PLC ordinary shares to be held by a nominee managed by the Employee Benefit Trusts. Provided that the shares lodged are left with the nominee for three years, and the individual remains in employment with the Group, the participant would receive the original shares plus additional shares. The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the Group. For bonuses earned in fiscal 2003 and subsequent years by Executive Directors, these shares will not be matched unless our real average earnings per share growth per annum exceeds 3% after adjusting for U.K. inflation over the three-year retention period.

There was an initiative in 2002 to mark the centenary of the founding of the Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the Company and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts (EBT) or its nominee. Provided these shares were left with the EBT or its nominee and the participant remained an employee within the Group, the lodged shares were matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they were retained until August 12, 2007.

Employee Benefit Trusts

The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares and American Depositary Shares in the Company, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and Long-Term Incentive Plan awards.

Long-Term Incentive Plan

Annual awards are made under the LTIP to Executive Directors and other senior management. These awards vest three years after grant, subject to the satisfaction of performance criteria over the relevant three year performance period. All grants are at the discretion of the Remuneration Committee and no employee has a right to receive any such grant.

Awards granted prior to November 2005 were equivalent to 75% of basic salary for all Executive Directors and at a lower level for other senior management. Following a comprehensive remuneration review in 2004 and subsequent shareholder approval at the 2005 AGM, awards made in November 2005 and November 2006 were equivalent to 200% of base salary for the Chief Executive, 150% for the Finance Director and 100% for the other Executive Directors with awards at a lower level for other senior management.

From November 2005 the performance criteria for all awards were split into three elements as follows:

First element

50% of the award with a performance criterion based on average growth in adjusted Earnings per Share based on an agreed protocol (EPS). At the Remuneration Committee’s request, the auditors performed agreed upon procedures on the calculations after adjusting for inflation over the period of the award. 12.5% of this element (i.e. 6.25% of the total award) vests if average annual EPS growth, after adjusting for U.K. inflation (Real Annual EPS Growth), equals 3% and 100% of this element (i.e. 50% of the total award) vests if Real Annual EPS Growth equals or exceeds 10%. Between these two points this element vests on a straight-line basis.

Second element

25 % of the award with a performance criterion based on Total Shareholder Return (TSR) relative to the FTSE 100 Index as described below.

The performance criterion for the second element is based on a sliding scale depending on TSR achieved over the relevant period. No vesting of this element will occur unless the Company’s TSR ranks it in the top 50 of the companies constituting the FTSE 100 Index. At this performance threshold 30% of this element (i.e. 7.5% of the total award) vests. If the return ranks the Company in the top 25 of the Index, this element (i.e. 25% of the total award) vests in full. Between these thresholds this element vests on a straight-line basis.

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

Altria Group Inc.	British American Tobacco PLC	Carlsberg A/S	Diageo PLC

Heineken N.V.	Imperial Tobacco Group PLC	Interbrew S.A.	Japan Tobacco Inc.

Pernod Ricard S.A.	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

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

Following Japan Tobacco’s acquisition of Gallaher and the Company’s proposed acquisition of Altadis, they have been replaced in the comparator group by Japan Tobacco Inc and Heineken N.V respectively.

The TSR calculations use share prices averaged over a period of three months to determine the initial and closing prices rather than those ruling on a single day. It is assumed that the cash flow of dividend payments is recognized on the date the shares are declared “ex-dividend”. This method is considered to give a fairer and less volatile result as improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations. All share prices and dividend flows are converted to sterling on the applicable date to ensure that the calculations reflect the return achievable by a U.K. based investor.

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

These awards vest on a sliding scale depending on average growth in basic EPS adjusted under the terms of the relevant protocol. The auditors perform an agreed upon procedure in respect of the EPS calculations. For awards granted between 2000 and 2002 no vesting occurred unless the Company’s Real Annual EPS Growth was positive. For awards granted in 2003 and 2004 no vesting occurs unless the Company’s Real Annual Growth exceeds 3%. Full vesting occurs if Real Annual EPS Growth is equal to or exceeds 10%. Between these two points the award vests on a straight-line basis.

On vesting a participant is granted an option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

There is no opportunity to re-test if any of the performance criteria are not achieved.

The Remuneration Committee has absolute discretion to vary, but not increase, the extent to which any awards vest. This ensures that they only vest, and vest at an appropriate level, if there has been an improvement in the underlying financial performance of the Company, including the maintenance of long term return on capital employed.

Under the LTIP Rules, in the event that Imperial Tobacco Group PLC is acquired, the relevant performance period would come to an end on the date of acquisition. Any outstanding awards would vest on a time pro-rata basis, subject to the achievement of the applicable performance criteria.

Directors’ Share Ownership

The following table sets forth share ownership information, including both beneficial family and any connected persons’ interests, as of September 30, 2006, September 30, 2007 and November 23, 2007 with respect to all of our Directors and executive officers as a group. This table includes the shares owned by Mrs A J Cooper who was appointed as Corporate Development Director on July 1, 2007. It also includes the shares held by Mr D C Bonham our former Non-Executive Chairman, Mr C R Day a former Non-Executive Director and Dr F A Rogerson our former Corporate Affairs Director who retired from the Board on January 2, 2007 February 16, 2007 and June 27, 2007 respectively.

	Ordinary Shares
	October 1, 2006(1)	September 30, 2007(2),(3)	November 23, 2007, (3)
Executive Directors
G Davis	330,289	367,726	367,726
R Dyrbus	213,944	237,190	237,190
A J Cooper(4)	57,809	57,981	57,981
D Cresswell	89,894	102,120	102,120
F A Rogerson(5)	88,831	106,461	106,461
G L Blashill	90,885	91,584	91,584

Non-Executive Directors
D C Bonham(6)	124,600	124,600	124,600
A G L Alexander	132,710	132,710	132,710
K M Burnett	134	405	405
C R Day(7)	1,016	1,016	1,016
M H C Herlihy(4)	—	343	343
P H Jungels	2,684	2,993	2,993
C F Knott	134	405	405
S E Murray	722	993	993
I J G Napier	4,305	5,600	5,600
M D Williamson(4)	—	81	1,081

Company Secretary
M R Phillips	6,360	8,451	8,451
	1,144,317	1,240,659	1,241,659

(1)          Or date of appointment, if later.

(2)          All of these holdings represent less than 1% of the called up, issued and fully paid shares.

(3)          Or date of resignation or retirement, if earlier.

(4)          Mrs A J Cooper and Messrs M H C Herlihy and M D Williamson were appointed to the Board on July 1, 2007.

(5)          Dr F A Rogerson resigned from the Board on June 27.2007.

(6)          Mr D C Bonham retired from the Board on January 2, 2007.

(7)          Mr C R Day resigned from the Board on February 16, 2007.

There have been no changes to these holdings since November 23, 2007

Options

The Company does not operate an executive share option scheme. However, Executive Directors are eligible (along with all our employees and employees of any of our participating subsidiaries where possible) to participate in Imperial Tobacco’s savings-related Sharesave Plan.

The International Sharesave Plan was approved at our annual general meeting held on February 2, 1999, with approval in respect of our French employees being renewed at our annual general meeting held on February 3, 2004. The Plan was also renewed at our annual general meeting held on February 1, 2005. The International Sharesave Plan is made available to qualifying employees of our designated subsidiaries. Options are granted at a discount of up to 20% of the mid-market price of our ordinary shares on the day prior to invitation to participants who have contracted to save up to £250, or the equivalent in the participants’ local currency, per month over a three-year or a five-year, in certain countries, period.

The following table sets forth certain information as at October 31, 2007 with respect to the options outstanding under our U.K. Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
May 31, 2002	January 31, 2008	824	p	14,110
June 4, 2003	January 31, 2009	822	p	147,930
May 26, 2004	January 31, 2008	1008	p	12,244
May 26, 2004	January 31, 2010	1008	p	106,868
May 23, 2005	January 31, 2009	1173	p	188,757
May 23, 2005	January 31, 2011	1173	p	116,822
May 22, 2006	January 31, 2010	1395	p	190,709
May 22, 2006	January 31, 2012	1395	p	90,902
May 29, 2007	January 31, 2011	1722	p	166,863
May 29, 2007	January 31, 2013	1722	p	123,481

The following table sets forth certain information as at October 31, 2007 with respect to the options outstanding under our International Sharesave Plan:

Date of Grant	Expiration Date	Option Grant Price (Adjusted)		Number of Ordinary Shares Issuable Upon Exercise
May 26, 2004	January 31, 2008	1008	p	660
June 4, 2004	January 31, 2008	1008	p	10,342
May 23, 2005	January 31, 2009	1173	p	9,513
June 1, 2005	January 31, 2009	1193	p	6,616
June 1, 2005	January 31, 2009	1173	p	105,331
June 1, 2005	January 31, 2009	U.S. $22.49		2,890	(1)
May 22, 2006	January 31, 2010	1395	p	22,843
June 1, 2006	January 31, 2010	1395	p	208,586
June 1, 2006	January 31, 2010	U.S. $24.92		4,312	(2)
May 29, 2007	January 31, 2011	1722	p	14,559
June 8, 2007	January 31, 2011	1746	p	5,399
June 8, 2007	January 31, 2011	1722	p	176,847
June 8, 2007	January 31, 2011	U.S. $34.34		41,550	(3)

(1)          1,445 American Depositary Shares representing 2,890 ordinary shares.

(2)          2,156 American Depositary Shares representing 4,312 ordinary shares.

(3)          20,775 American Depositary Shares representing 41,550 ordinary shares.

The following table sets forth certain information as at October 31, 2007 with respect to notional awards under our International Sharesave Plan:

Date of Grant	Expiration Date	Award Grant Price (Adjusted)		Number of ordinary shares Issuable Upon Exercise
June 4, 2004	January 31, 2008	1008	p	1,393
June 1, 2005	January 31, 2009	1173	p	26,024
June 1, 2006	January 31, 2010	1395	p	47,743
June 8, 2007	January 31, 2011	1722	p	69,090

Of the total number of our ordinary shares subject to such options, 5,363 of our ordinary shares were subject to options held by our Directors and executive officers as a group (15 persons).

The following table sets forth certain information as of November 23, 2007 with respect to the interests of our Executive Directors in options to acquire ordinary shares, all of which were granted pursuant to our Sharesave Plan:

	Balance at Oct 1, 2006(1)	Balance at Sept 30, 2007(2)	Balance at Nov 23, 2007	Exercise price £	Range of exercisable dates of options held at September 30, 2007(2)	Gains on exercise during the year (4) £’000	2006 £’000
G Davis	1,205	—	—	8.24	08/01/2007-01/31/2008	16	—
	774	774	774	8.22	08/01/2008-01/31/2009	—	—
	—	570	570	17.22	08/01/2012-01/31/2013	—
	1,979	1,344	1,344	—		16	—
R Dyrbus	374	—	—	10.08	08/01/2007-01/31/2008	4	—
	402	402	402	13.95	08/01/2009-01/31/2010	—	—
	—	219	219	17.22	08/01/2010-01/31/2011	—
	776	621	621	—		4	—
G L Blashill	807	807	807	11.73	08/01/2008-01/31/2009	—	—
	807	807	807	—		—	—
A J Cooper (5)	670	670	670	13.95	08/01/2009-01/31/2010	—	—
	670	670	670	—		—	—
D Cresswell	2,008	—	—	8.24	08/01/2007-01/31/2008	27
	—	548	548	17.22	08/01/2010-01/31/2011	—	—
	2,008	548	548	—		27	—
F A Rogerson(6)	2,008	2,008	—	8.24	08/01/2007-01/31/2008	—
	—	548	—	17.22	08/01/2010-01/31/2011	—	—
	2,008	2,556	—	—		—	—

(1)	Or date of appointment to the Board if later.
(2)	Or date of resignation, if earlier.
(3)	Any option not exercised by the end of the range of exercisable dates will expire.
(4)	Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise. Aggregate gains during the year were £47,557 (2006: £6,203).
(5)	Mrs A J Cooper was appointed to the Board on July 1, 2007.
(6)	Dr F A Rogerson resigned from the Board on June 27, 2007. He will complete a handover period and will be on compassionate leave until June 27, 2008, when his employment will terminate.

Contingent rights in ordinary shares

The following tables set forth certain information as of November 23, 2007 with respect to the contingent rights of our Executive Directors in our ordinary shares pursuant to the Long-Term Incentive Plan and the Share Matching Scheme:

Executive Directors’ Conditional Share Awards under the Long-Term Incentive Plan

	Balance at Oct 1, 2006(1)	Granted during year	Market price at date of grant £	Date of grant	Vested during year	Market price at date of vesting £	Market price at date of exercise £	Amount realized on exercise £’000	Balance at Sept 30, 2007(2)	Performance period
G Davis	47,872	—	10.34	11/18/03	(47,872)	18.41	22.03	1,055	—	November 2003 – November 2006
	42,513	—	12.79	11/09/04	—	—	—	—	42,513	November 2004 – November 2007
	96,594	—	16.15	11/02/05	—	—	—	—	96,594	November 2005 – November 2008
	—	89,929	18.57	11/01/06	—	—	—	—	89,929	November 2006 - November 2009
	186,979	89,929			(47,872)	—	—	—	229,036
R Dyrbus	30,464	—	10.34	11/18/03	(30,464)	18.41	22.03	671	—	November 2003 – November 2006
	26,974	—	12.79	11/09/04	—	—	—	—	26,974	November 2004 – November 2007
	45,975	—	16.15	11/02/05	—	—	—	—	45,975	November 2005 – November 2008
	—	42,810	18.57	11/01/06	—	—	—	—	42,810	November 2006 – November 2009
	103,413	42,810			(30,464)				115,759
G L Blashill	9,912	—	10.34	11/18/03	(9,912)	18.41	18.41	182	—	November 2003 – November 2006
	8,600		12.79	11/09/04	—	—	—	—	8,600	November 2004 – November 2007
	21,981		16.15	11/02/05	—	—	—	—	21,981	November 2005 – November 2008
	—	21,001	18.57	11/01/06	—	—	—	—	21,001	November 2006 – November 2009
	40,493	21,001			(9,912)	—	—	—	51,582
A J Cooper (3)	9,773	—	12.79	11/09/04	—	—	—	—	9,773	November 2004 – November 2007
	13,003	—	16.15	11/02/05	—	—	—	—	13,003	November 2005 – November 2008
	13,731	—	18.57	11/01/06	—	—	—	—	13,731	November 2006 – November 2009
	36,507	—			—	—	—	—	36,507
D Cresswell	21,760	—	10.34	11/18/03	(21,760)	18.41	22.03	479	—	November 2003 – November 2006
	19,351	—	12.79	11/09/04	—	—	—	—	19,351	November 2004 – November 2007
	21,981	—	16.15	11/02/05	—	—	—	—	21,981	November 2005 – November 2008
	—	20,463	18.57	11/01/06	—	—	—	—	20,463	November 2006 – November 2009
	63,092	20,463			(21,760)				61,795
F A Rogerson(4)	21,760	—	10.34	11/18/03	(21,760)	18.41	22.03	479	—	November 2003 – November 2006
	19,351	—	12.79	11/09/04	—	—	—	—	19,351	November 2004 – November 2007
	21,981	—	16.15	11/02/05	—	—	—	—	21,981	November 2005 – November 2008
	—	20,463	18.57	11/01/06	—	—	—	—	20,463	November 2006 – November 2009
	63,092	20,463			(21,760)				61,795

(1) Or date of appointment if later.

(2) Or date of resignation if earlier.

(3) Mrs AJ Cooper was appointed to the Board on July 1, 2007.

(4) Dr F A Rogerson resigned from the Board on June 27, 2007. He will complete a handover period and will be on compassionate leave until June 27, 2008, when his employment will terminate.

During the past fiscal year, the November 2003 – November 2006 award vested in full. Real Annual EPS Growth over the period averaged 10.20%, exceeding the average of 10%, the threshold at which the award maximized.

On October 31, 2007, the following Executive Directors were conditionally awarded ordinary shares under our LTIP, which will vest during October 2010, in proportion to the extent that the performance criteria are achieved:

Conditional Awards Granted October 31, 2007 and Balance at November 23, 2007
G Davis	76,730
R Dyrbus	35,247
G L Blashill	17,163
A J Cooper	17,368

On November 9, 2007, contingent rights to shares under the November 2004 – November 2007 LTIP vested in part at the completion of the three-year performance period to participants including the following Executive Directors.

	Contingent rights to shares vesting	Lapsed

G Davis	39,014	3,499
R Dyrbus	24,754	2,220
G L Blashill	7,892	708
A J Cooper	8,968	805
D Cresswell	17,758	1,593

Executive Directors’ Contingent Rights to Shares under the Share Matching Scheme

	Balance at Oct 1, 2006(1)	Contingent rights arising	Market price at date of grant 02/15/07 £	Vested during year	Market price at date of vesting 01/29/07 and 08/12/2007 £	Amount realized on vesting £’000	Balance at Sept 30, 2007 (2)	Expected vesting date
G Davis	36,761	—	—	(36,761)	21.06	774	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	36,059	—	—	—	—	—	36,059	January 2008
	31,698	—	—	—	—	—	31,698	February 2009
	—	20,601	21.96	—	—	—	20,601	February 2010
	104,812	20,601		(37,055)		780	88,358
R Dyrbus	23,282	—	—	(23,282)	21.06	490	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	22,947	—	—	—	—	—	22,947	January 2008
	20,111	—	—	—	—	—	20,111	February 2009
	—	13,073	21.96	—	—	—	13,073	February 2010
	66,634	13,073		(23,576)		496	56,131
G L Blashill	10,947	—	—	(10,947)	21.06	231	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	9,211	—	—	—	—	—	9,211	January 2008
	10,701	—	—	—	—	—	10,701	February 2009
	—	9,360	21.96	—	—	—	9,360	February 2010
	31,153	9,360		(11,241)		237	29,272
A J Cooper (3)	294	—	—	(294)	20.67	6	—	August 2007
	10,984	—	—	—	—	—	10,984	January 2008
	9,988	—	—	—	—	—	9,988	February 2009
	7,777	—	—	—	—	—	7,777	February 2010
	29,043	—	—	(294)		6	28,749
D Cresswell	13,262	—	—	(13,262)	21.06	279	—	January 2007
	294	—	—	(294)	20.67	6	—	August 2007
	14,893	—	—	—	—	—	14,893	January 2008
	13,109	—	—	—	—	—	13,109	February 2009
	—	9,376	21.96	—	—	—	9,376	February 2010
	41,588	9,376	—	(13,556)		285	37,378
F A Rogerson(4)	13,692	—	—	(13,692)	21.06	288	—	January 2007
	294	—	—	—	—	—	294	August 2007
	14,893	—	—	—	—	—	14,893	January 2008
	13,109	—	—	—	—	—	13,109	February 2009
	—	9,376	21.96	—	—	—	9,376	February 2010
	41,988	9,376		(13,692)		288	37,672

(1) Or date of appointment, if later.

(2) Or date of resignation, if earlier.

(3) Mrs AJ Cooper was appointed to the Board on July 1, 2007.

(4) Dr F A Rogerson resigned from the Board on June 27, 2007. He will complete a handover period and will be on compassionate leave until June 27, 2008, when his employment will terminate.

There have been no changes in any Directors’ contingent rights under the Share Matching Scheme since September 30, 2007.

The Company’s mid-market share price at the close of business on September 28, 2007 being the last trading day of the fiscal year, was £22.41 and the range of the mid-market price during the year was £17.64 to £23.30.

Remuneration policy for Non-Executive Directors

Fees for our Non-Executive Directors are determined by the Board as a whole with regard to market practice and within the restrictions contained in our Articles of Association. The remuneration of the Chairman is determined by the Board following recommendation from the Remuneration Committee. The Non-Executive Directors and the Chairman do not take part in discussions relating to their own remuneration. They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the Company and provision of administrative support including the use of company offices by the Chairman Mr D C Bonham (until his retirement on January 2, 2007) and Vice Chairman Mr A G L Alexander). The Non-Executive Directors do not participate in the Group’s share plans, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interests of the Non-Executive Directors with those of shareholders it was agreed that a proportion of their fees be applied, after statutory deductions, to purchase shares in Imperial Tobacco Group PLC. These shares are to be held by a nominee during the term of each Non-Executive Directorship. Exceptionally, in respect of Mr A G L Alexander (and for Mr D C Bonham up to the date of his retirement), this requirement has been waived due to their continued level of investment as detailed above.

Following his retirement from the Board in January 2006, Mr S Huismans remains a member of supervisory boards within the Reemtsma group for which he received additional remuneration for fulfilling such non-executive roles.

Item 7: Major Shareholders and Related Party Transactions

A               Major Shareholders

To our knowledge, we are not controlled directly or indirectly by any government or by any other corporation.

As of November 23, 2007, we have been notified that the following persons had interests in 3% or more of our issued share capital.

	November 23, 2007		January 25, 2007		October 27, 2006		November 1, 2005.
	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held	Number of ordinary shares held (millions)	Percentage of ordinary shares held
Legal & General Investment Management Limited	34.13	5.03	29.32	4.03	29.32	4.03	29.32	4.03
Franklin Resources, Inc	21.89	3.002	21.89	3.002	21.89	3.002	21.89	3.002
Barclays PLC	35.83	5.29	Less than 3%		Less than 3%		Less than 3%
Vanguard Windsor II Fund	27.68	4.09	Less than 3%		Less than 3%		Less than 3%
Lloyds TSB Group plc	24.16	3.57	Less than 3%		Less than 3%		Less than 3%
Morgan Stanley Investment Management Limited	33.75	4.98	Less than 3%		Less than 3%		Less than 3%
Amvescap plc	39.33	5.84	Less than 3%		Less than 3%		Less than 3%

None of the Company’s major shareholders have voting rights different from other shareholders.

As of November 23, 2007, there were 32,483,516 Imperial Tobacco Group plc ADRs outstanding evidencing 64,967,032 ordinary shares. These ADRs were held by approximately 3,565 registered holders and collectively represented approximately 9.59, % of the total number of our ordinary shares outstanding. We believe that as of September 30, 2007, approximately 24.4% of our ordinary shares were beneficially owned by U.S. holders in the form of ADSs or as ordinary shares. Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

Item 8:  Financial Information

A               Consolidated Statements and Other Financial Information

Please refer to Item 17: Financial Statements which contains the consolidated financial statements and notes to the consolidated financial statements appended as pages F-1 to F-79 to this annual report.

Our Directors intend to maintain their dividend policy, increasing dividends broadly in line with underlying earnings growth, with around a 50% payout ratio.

Our Directors intend to continue paying interim dividends in mid-August and final dividends in February in the approximate proportions of one third and two thirds, respectively, of the total annual dividend.

Details of major litigation outstanding are given in Item 4B: Business Overview – Legal Environment.

B               Significant Changes

There have been no significant changes to our operations, financial position or company structure since September 30, 2007. However, on July 18, 2007 we made a cash offer for Altadis, which is listed in Spain and France and is a European leader in the tobacco and logistics sectors and a world leader in cigars, at €50 per share. At that date this equated to approximately £34 per share and gave Altadis an equity value of €12.6 billion (£8.5 billion). When existing net debt and minorities are included, it represented an enterprise value of €16.2 billion (£11.0 billion).

We see revenue benefits and substantial cost savings arising from the Enlarged Group and expect to be able to generate annual operational efficiencies of approximately €300 million (£209 million), although we can give no assurances that these efficiencies will be achieved. We expect that achieving these efficiencies will require one time costs of approximately €470 million (approximately £327million) to be incurred over the next few years. The proposed acquisition will initially be financed through new debt facilities and an equity bridge loan, which will be refinanced, in part, by a rights issue following completion of the deal. The rights issue will occur before July 18, 2008, and will be sized to ensure we issue the minimum amount of equity needed to maintain an investment grade credit rating, to which we remain committed.

With regard to our proposed acquisition of Altadis, we received European Union clearance on October 18, 2007, subject to the Enlarged Group divesting a small number of fine cut and pipe tobacco and cigar brands in certain European markets. This was in line with our expectations and we believe that it will not materially affect the operational and financial performance of the Enlarged Group. Approval of our offer by the CNMV, the Spanish regulator, was received on November 7, 2007 and on November 14, 2007 the board of Altadis recommended the offer to its shareholders and indicated that they intended to accept the offer in respect of their own holdings, unless a competing offer arises. The offer acceptance period began on November 12 and is expected to close on January 11, 2008. We expect to complete the acquisition shortly thereafter.

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

	London Stock Exchange (Pence per ordinary share)		NYSE (U.S. dollars per ADS)
	High	Low	High	Low
Fiscal 2003
Annual	1110.00	909.00	36.8800	28.7700
Fiscal 2004
Annual	1286.00	967.00	46.0000	32.2500
Fiscal 2005
Annual	1624.00	1225.00	58.1500	44.2200
Fiscal 2006
First Quarter	1771.00	1547.00	63.2500	55.0100
Second Quarter	1805.00	1633.00	63.3900	58.5100
Third Quarter	1760.00	1601.00	64.5401	59.0800
Fourth Quarter	1843.00	1664.00	69.8400	61.2500
Fiscal 2007
First Quarter	2079.00	1764.00	80.9400	66.5000
Second Quarter	2330.00	2010.00	90.5000	79.1600
Third Quarter	2307.00	2117.00	92.2300	83.6500
Fourth Quarter	2313.00	2067.00	94.7900	82.3500
Last six months
June 2007	2307.00	2156.00	92.2300	85.0700
July 2007	2313.00	2136.00	94.7900	86.8500
August 2007	2241.00	2067.00	90.3900	82.3500
September 2007	2263.00	2142.00	92.0700	87.5300
October 2007	2447.00	2208.00	101.6400	90.4900
November 2007 (through November 23)	2500.00	2349.00	103.3200	96.8000

Our ADSs are evidenced by ADRs issued by Citibank, N.A., as the Depositary under the Amended and Restated Deposit Agreement, dated as of November 2, 1998, as amended, among us, Citibank, N.A. and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. Pursuant to the Amended and Restated Deposit Agreement, Citibank, N.A., as Depositary, issued the ADRs evidencing the ADSs. Each ADS represents two of our ordinary shares (or evidence of a right to receive such ordinary shares).

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

In accordance with best practice in the United Kingdom for corporate governance, compensation awarded to Executive Directors is decided by a Remuneration Committee consisting exclusively of Non-Executive

Directors together with the Chairman. Members of the Remuneration Committee do not participate in decisions concerning their own compensation.

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

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. Under the provisions of the Companies Act 2006, a poll may be demanded by (i) the chairman of the meeting, (ii) at least five holders of ordinary shares present in person or by proxy and entitled to vote, (iii) any holder of ordinary shares present in person or by proxy and representing not less than 10% of the total voting rights of all holders of ordinary shares entitled to vote on the resolution (excluding any voting rights attached to any shares of Imperial Tobacco held as treasury shares) or (iv) a holder of ordinary shares present in person or by proxy holding ordinary shares conferring a right to vote on the resolution, being ordinary shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all ordinary shares conferring that right. Holders of Imperial Tobacco’s ordinary shares do not have cumulative voting rights. From the Annual General Meeting held in January 2006 onward, voting is by poll. In the case of equality of votes, the chairman of the meeting is entitled to a second or casting vote.

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

Disclosure of interests

With effect from January 20, 2007, the rules relating to the disclosure of interests in shares are contained in the Handbook of the Financial Services Authority and the Companies Act 2006 (these rules implement the E.U. Transparency Obligations Directive (No.2004/109/EC)). The major shareholding notification requirements are set out in the Disclosure and Transparency Rules (“DTR5”) within the Handbook. DTR5 requires shareholders (or those with rights to acquire shares) of Imperial Tobacco to simultaneously inform Imperial Tobacco and the U.K. Financial Services Authority of changes in major holdings in Imperial Tobacco’s shares. Imperial Tobacco then has an obligation to disseminate this information to the wider market (by the end of the trading day following receipt of the information). This notification requirement will be triggered by direct or indirect shareholders of Imperial Tobacco if:

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

A change in notifiable interest is determined by the percentage of voting rights. This percentage may change as a result of (i) acquiring or disposing of shares with voting rights attached, (ii) changes to any direct or indirect major holdings of financial instruments which give the holder a right to acquire shares with voting rights attached, or (iii) a change in Imperial Tobacco’s total voting rights. The percentage of voting rights is calculated on the basis of all shares in the same class to which voting rights are attached, even if the exercise of such rights is suspended (DTR5.8.7R).

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

Under Part 22 of the Companies Act 2006, Imperial Tobacco may by notice in writing (a “Part 22 Notice”) require a person that Imperial Tobacco knows, or has reasonable cause to believe is or was during the preceding three years, interested in Imperial Tobacco’s shares to confirm whether or not that is correct. If that person does or did hold an interest in Imperial Tobacco’s shares, Imperial Tobacco may request in the Part 22 Notice that the person provide certain information as set out in the Companies Act 2006.

Where a Part 22 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions. The restrictions are as follows: (1) the transfer of any of the shares in question is rendered void; (2) no voting rights may be exercised in relation to such shares; (3) no further shares may be issued in respect of such shares; and (4) other than in a liquidation, no payment may be made, including dividends, in respect of such shares. Where the transfer restriction set out in clause (1) is imposed by the court, any agreement to transfer such shares would also be rendered void. In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the United Kingdom. Under Imperial Tobacco’s Articles of Association, certain of the powers of imposing restrictions granted to courts may be imposed by the Board in certain circumstances.

The requirements for the disclosure by a person (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies are contained in the Disclosure and Transparency Rules in the Handbook of the Financial Services Authority.

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

Imperial Tobacco has an existing general disapplication of statutory pre-emption rights and an existing general consent (within the limits prescribed by the Financial Services Authority) allowing the issuance of approximately 36,450,000 ordinary shares outside of shareholders’ pre-emption rights. These expire on the closure of the annual general meeting in 2008 or, if earlier, April 29, 2008.

In addition, Imperial Tobacco has a specific disapplication of statutory pre-emption rights and existing specific consent allowing the issuance of approximately 55,000,000,000 ordinary shares outside of shareholders’ pre-emption rights. This specific disapplication and consent may only be used in connection with the proposed rights issue of Imperial Tobacco in connection with the proposed acquisition of Altadis.

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

EMTN Programme

In 1999, we established a euro medium term note program of €2 billion (approximately £1.4 billion), with ten banks in the dealer group. We increased the size of the program in July 2003 to €6 billion (approximately £4 billion) and again in June 2004 to €10 billion (approximately £7 billion), with 11 banks in the dealer group, and this program matured on June 1, 2005. On January 13, 2006 we renewed our euro medium term note program and increased the size of the dealer group to 14 banks. We have utilized the euro medium term note program as a platform for several debt issuances, as described in Item 5B: Liquidity and Capital Resources. The program lapsed in January 2007, although we intend to renew it for future debt issuances.

Share Purchase Agreement for Davidoff and Zino trademarks

On August 23, 2006, we and Reemtsma Cigarettenfabriken GmbH entered into a share purchase agreement with Tchibo Holding Aktiengesellschaft pursuant to which we acquired all of the outstanding share capital of certain companies that owned the Davidoff and Zino trademarks for cigarettes and cigarette accessories for a total cash consideration of €540 million (£368 million).

Share purchase agreement with Houchens Industries Inc.

On February 8, 2007, MAUI Acquisition Corporation (subsequently renamed ITG Holdings USA, Inc.), a wholly-owned indirect subsidiary of Imperial Tobacco, entered into a share purchase agreement with Houchens Industries, Inc. to acquire 100% of Commonwealth Brands for a total cash consideration of U.S.$1.9 billion (£1.0 billion as at completion of the acquisition), subject to a stockholders’ equity adjustment. The Company agreed with Houchens Industries, Inc. to fully and unconditionally guarantee the performance by MAUI Acquisition Corporation of its obligations under this share purchase agreement.

U.S. Financing Agreement

The Imperial Tobacco Group has entered into a term loan facility provided under a facility agreement entered into by, among others, Imperial Tobacco Finance PLC, Imperial Tobacco Finance (2) PLC, Imperial Tobacco Enterprise Finance Limited, Imperial Tobacco and Imperial Tobacco Limited on February 8, 2007 (the “U.S. Financing Agreement”). The facility provided under the U.S. Financing Agreement comprises a

U.S.$1,900 million (£932 million) term loan facility, of which up to U.S.$20 million (£10 million) can be drawn by way of letters of credit. The maturity date of the U.S. Financing Agreement is 364 days from the date of the agreement (subject to an extension for an additional 365 days).

The rate of interest for the facility under the U.S. Financing Agreement is LIBOR plus a margin plus any mandatory costs payable.

The U.S. Financing Agreement contains representations, undertakings and financial covenants in respect of the business and financial position of the Imperial Tobacco Group and mandatory prepayment obligations including on a change of control of Imperial Tobacco.

New Bank Debt Facility

The New Bank Debt Facility is described in Item 5B: Liquidity and Capital Resources.

Equity Bridge Facility

The Equity Bridge Facility is described in Item 5B: Liquidity and Capital Resources.

Underwriting Agreement

Imperial Tobacco has entered into the Underwriting Agreement on July 18, 2007 with Hoare Govett, Morgan Stanley, Citigroup and Lehman Brothers (together the “Underwriters”), pursuant to which:

(a)          Imperial Tobacco will, subject to certain conditions, allot and issue, by way of a rights issue to existing Shareholders (the “Rights Issue”), ordinary shares to raise, in aggregate, the lesser of (i) the sterling equivalent of the amount outstanding under the Equity Bridge Facility and (ii) £5.4 billion, and the Underwriters have severally agreed to procure subscribers (or subscribe themselves) for the ordinary shares not taken up pursuant to the Rights Issue;

(b)         the issue price of any ordinary shares to be issued in connection with the Rights Issue will be agreed by Imperial Tobacco and the Underwriters at the time the Rights Issue is launched acting in good faith in the light of the then prevailing market conditions and normal market practice. Failing such agreement, the issue price will be the nominal value of an ordinary share, being 10 pence;

(c)          the Underwriters will be entitled to receive a commission of 1.25% of the product of the issue price for an ordinary share and the number of ordinary shares allotted pursuant to the Rights Issue, together with any applicable value added tax, plus an additional commission of 0.125% in respect of each additional period of seven days beyond the first 30 days of the underwriting commitment once the Rights Issue is launched. Pending the launch of the Rights Issue, the Underwriters will be entitled to receive an underwriting arrangement fee equal to 0.75% per annum of the aggregate committed amount of the Equity Bridge Facility, capped at 0.5% of the product of the issue price for an ordinary share and the number of Ordinary Shares allotted pursuant to the Rights Issue once the Rights Issue is launched;

(d)         Imperial Tobacco’s obligation to issue ordinary shares pursuant to the Rights Issue is, and the obligations of the Underwriters to procure subscribers or, failing which, to subscribe themselves for ordinary shares pursuant to that offering are, subject to certain conditions;

(e)          Imperial Tobacco has agreed to pay the costs, charges, fees and expenses of the Rights Issue (together with any related value added tax); and

(f)            Imperial Tobacco has given certain warranties, undertakings and indemnities to the Underwriters.

Letter Agreement with Altadis

Imperial Tobacco entered into a letter agreement (the “Letter Agreement”) with Altadis on July 18, 2007. The Letter Agreement provides for Imperial Tobacco to file an offer document with the CNMV and to post the circular issued in connection with the proposed acquisition of Altadis. The Letter Agreement also provides for, among other things, the Altadis Board to recommend the proposed offer, once made, to its shareholders (unless a third party files with the CNMV a competing tender offer at a price per Altadis share greater than €50

(approximately £34 as at the date of the letter agreement) and to provide certain assistance to Imperial Tobacco.

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

A U.S. holder is a beneficial owner of ADSs that is for U.S. federal income tax purposes (a) a citizen or individual resident of the United States; (b) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary jurisdiction over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a partnership holds ADSs, the U.S. federal income tax consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding ADSs should consult its tax advisor. The following discussion does not generally deal with the position of a U.S. holder who is resident or ordinarily resident in the United Kingdom for tax purposes or who is subject to U.K. taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the United Kingdom.

The statements of U.S. federal income and U.K. tax laws set forth below are based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations (including those in proposed and temporary form) and judicial and administrative interpretations thereof, the existing U.S.-U.K. double taxation convention relating to income and capital gains (the “Income Tax Convention”),  the U.S.-U.K. double taxation convention relating to estate and gift taxes (the “Estate and Gift Tax Convention”), and U.K. tax laws and HM Revenue and Customs practice in force as of the date of the filing of this annual report. All of the foregoing are subject to change, and such a change could have retroactive effect on the tax consequences described below.

Beneficial owners of ADSs will generally be treated as the owners of the underlying ordinary shares for purposes of the Income Tax Convention, the Estate and Gift Tax Convention, and for purposes of the Code. The following discussion assumes that U.S. holders are residents of the United States for purposes of the Income Tax Convention and are otherwise entitled to its benefits.

The U.S. Treasury Department has expressed concern that depositaries for depositary receipts, or other intermediaries between the holders of ADSs of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or ADSs. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit, the availability of qualified dividend treatment, and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

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

To the extent that the amount of any distribution exceeds ITG’s current and accumulated earnings and profits for a taxable year (as so determined), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. holder on a subsequent disposition of the ADSs) and the balance in excess of adjusted basis will be taxed as capital gain recognized on a deemed sale or exchange of the ADSs. ITG does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and therefore U.S. holders should therefore expect to treat all cash distributions as dividends for such purposes.

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

Under current U.K. tax law, ITG will not be required to withhold tax at source from dividend payments that we make. A U.S. holder of ADSs resident outside the United Kingdom will not be entitled to any payments from the U.K. tax authorities in respect of the tax credit attaching to any dividend paid.

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

U.S. Internal Revenue Service Disclosure Reporting Requirements

U.S. Treasury Regulations (the “Disclosure Regulations”) meant to require the reporting of certain tax shelter transactions (“Reportable Transactions”) could be interpreted to cover transactions generally not regarded as tax shelters. Under the Disclosure Regulations it may be possible that certain transactions with respect to the shares and ADSs may be characterized as Reportable Transactions requiring a holder of the ADSs to disclose transactions, such as a sale, exchange, retirement or other taxable disposition of a share or ADS that results in a loss that exceeds certain thresholds and other specified conditions are met. Prospective investors in the shares or ADRs should consult with their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the shares or ADSs, including any requirement to file U.S. Internal Revenue Service Form 8886 (Reportable Transactions Statement).

The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their professional tax advisors as to the consequences of the purchase, ownership and disposition of shares and ADSs including, in particular the effects of the tax laws of any other jurisdiction.

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

Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, U.S.

and at the SEC’s regional office at:

500 West Madison Street, Suite 1400, Chicago, Illinois 60661, U.S.

The public may obtain information on the operation of the SEC’s public reference facilities by calling in the United States at 1-800-SEC-0330. Copies of the reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006, U.S.

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

The Group operates a centralized treasury function, Group Treasury, that is responsible for the management of the financing risks of the Group, together with its financing and liquidity requirements. It does not operate as a profit center, nor does it enter into speculative transactions. The Group Treasury Committee oversees the operation of Group Treasury in accordance with terms of reference set out by the Board. Group Treasury reports on a regular basis to the Board, with provision of monthly treasury summaries and an annual review of strategy.

By their nature, derivative instruments involve risk, including market risk and the credit risk of non-performance by counterparties. We have entered into such transactions with a diversified group of major financial institutions with suitable credit ratings in order to manage credit exposure. Based on our portfolio of financial and derivative instruments as at September 30, 2007 and September 30, 2006, we do not consider the risk of non-performance by counterparties to be material to us.

The financial instruments held by the Group as at September 30, 2007 and as at September 30, 2006 can be found in note 16 of our consolidated financial statements included in this annual report. The table in note 16 (iv) presents the nominal value of such instruments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the weighted average interest rates relevant.

Exposure to interest rate fluctuations

The Group is exposed to fluctuations in interest rates on its borrowings and cash surplus. The most material risk is in respect of its borrowings. The Group operates a policy designed to reduce this risk and maintain a cost efficient balance of fixed and floating rate debt.

Group Treasury monitors the Group’s borrowing levels using adjusted net debt which includes the fair value of the principal amounts due to be exchanged at maturity under cross currency swaps and excludes the fair value of interest rate derivatives and interest accruals. As at September 30, 2007, approximately 12% (2006: 21%) of adjusted net debt was denominated in sterling, 70% (2006: 79%) in euros and 18% in U.S. dollars (2006: nil). Accordingly, the Group’s financial results are currently exposed to gains and losses arising from fluctuations in sterling, euro and U.S. dollar interest rates.

In order to manage our interest rate risk on the borrowings, we separate the borrowing activities from interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue. We then transact interest rate swaps at other times for different notional amounts and different maturities to manage our exposure to interest rate risk. As at September 30, 2007, 39% (2006: 42%) of adjusted net debt was at a floating rate of interest and 61% (2006: 58%) at a fixed rate of interest (including collars).

Based on our gross interest charge for fiscal 2007, a 10% relative increase in interest rates would result in an approximate increase of £7.1 million (2006: £6.1 million) in the gross interest charge. This sensitivity analysis is based on a simple model of monthly average gross floating rate debt by currency multiplied by average monthly interest rates, increased by 10%.

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

In fiscal 2007, 61% of our revenue, or £7,502 million, and 61% of our profit from operations, or £863 million, was in international markets, compared with 59% of our revenue and 62% of our profit from operations in fiscal 2006. The majority of sales in these markets are invoiced by us in currencies other than in pounds sterling, in particular, the euro, Australian dollars, U.S. dollars and other European currencies. Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in U.S. dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies.

Based on our results for fiscal 2007, a 10% fluctuation in the value of the pounds sterling relative to each of the other currencies in the countries in which we sell our products would result in a £240 million and £86 million change in net revenue and profit from operations, respectively.

We use forward foreign exchange contracts to reduce some of our exposure to the risk that forecasted sales of products to customers who are invoiced in currencies other than sterling would be adversely affected by movements in exchange rates. As at September 30, 2007, we had £20 million notional amount outstanding forward foreign exchange contracts, with a fair value gain of approximately £0.4 million, hedging forecast Taiwanese dollar sales. As at September 30, 2006, there were £32 million notional amount outstanding forward foreign exchange contracts, with a fair value gain of approximately £1.4 million, hedging forecast Taiwanese dollar sales.

Exposure to tobacco leaf price fluctuations

Our financial results are exposed to fluctuations in the price of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. Political situations, such as that in Zimbabwe, can result in a significantly reduced tobacco crop. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from over 40 countries, including Brazil, China, India, Turkey, Malawi and Guatemala. Our acquisition of Tobaccor has given us a small direct involvement in the cultivation of tobacco leaf, principally for use by Tobaccor’s subsidiaries.

In fiscal 2007, we purchased approximately 156,000 tonnes of tobacco leaf through a number of well-established international tobacco merchants. There is no futures market for tobacco and there is limited ability to enter into long-term contracts based on price. Based on fiscal 2007 purchase volumes, a 10% relative fluctuation in the cost of tobacco leaf would have resulted in a change of approximately £19 million in tobacco leaf costs to the Group. We believe that, based on our ability to effect price increases and the relatively low proportion of the retail price represented by tobacco leaf costs, we are generally able to mitigate the effects of tobacco leaf price increases through manufacturer’s own price increases and thereby limit any related effect on our profit from operations.

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

The Group is required to comply with applicable U.S. regulations, including the Sarbanes-Oxley Act, insofar as they apply to foreign private issuers. Accordingly, the Group has established a Disclosure Committee comprising the Company Secretary, the Head of Group Compliance, the Group Financial Controller and Senior Legal Counsel for the purpose of advising the senior officers of the Company that the Group’s financial disclosures and the controls around them are, in all material respects, accurate, complete and fairly represent the Company’s financial condition. The committee has reviewed the effectiveness of the Group’s disclosure controls and procedures as of September 30, 2007 and concluded that they are effective. There were no significant changes in those controls and procedures or in other factors that could significantly affect those controls subsequent to the date at which the evaluation was completed.

B               Management’s annual report on internal control over financial reporting

In accordance with Section 404 of the Sarbanes-Oxley Act, Group management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Exchange Act, as amended. The Group’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliations required under U.S. GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of ITG’s financial statements would be prevented or detected.

The Group’s management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Group’s internal control over financial reporting was effective as of September 30, 2007.

Because Commonwealth Brands was acquired by the Company in fiscal 2007 it was not required to be included in management’s assessment of internal control over financial reporting for the year ended September 30, 2007, and therefore, management excluded it from its assessment. Commonwealth Brands is a wholly-owned subsidiary whose total assets and total revenues represent 11% and 2%, respectfully, of the related consolidated financial statement amounts as of and for the year ended September 30, 2007.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended September 30, 2007, has also audited management’s assessment of the effectiveness of the Group’s internal controls over financial reporting and the effectiveness of the Group’s internal control over financial reporting; their report is included herein.

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

See Item 6C: Board Practices – Audit Committee.

B               Code of Ethics

See Item 6C: Board Practices – Code of ethics.

C               Principal Accountant’s Fees and Services

Fees for professional services provided by PricewaterhouseCoopers LLP, the Group’s independent auditors in each of the last three fiscal periods in each of the following categories are:

In £’s million	2005	2006	2007
Audit fees	3.2	3.7	3.5
Tax fees	1.3	1.1	1.3
All other fees	0.4	0.1	0.3
Total	4.9	4.9	5.1

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

Further information of principal accountants fees’ and services is given in note 2 to the financial statements included in this annual report.

D               Exemptions from Listing Standards for Audit Committees

There are no matters to be reported under this item.

E                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended September 30, 2007 we spent £105 million on 5.7 million shares. The average share price paid was 1,831 pence, excluding transaction costs.

Shares were purchased on market on the London Stock Exchange and are held as treasury shares on the balance sheet. We have shareholder approval to buy back up to 72,900,000 shares, being approximately 10% of our issued share capital. The Directors choose to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. The authority, which was renewed at our Annual General Meeting on January 30, 2007, will expire at the conclusion of our Annual General Meeting in 2008, or if earlier, April 29, 2008, however, we intend to seek renewal of this authority at subsequent Annual General Meetings.

Pursuant to the buyback program, in the course of fiscal 2007 we purchased shares as follows:

Period	Total number of shares purchased	Average price paid per share (pence)	Total number of shares purchased as part of publicly announced program	Maximum number of shares that could still have been purchased under the program

October 2 – October 30, 2006	1,965,000	1804.53	47,969,000	47,271,000
November 1 – November 30, 2006	3,590,000	1846.04	51,559,000	43,681,000
December 1 – December 4, 2006	158,000	1870.88	51,717,000	43,523,000

All purchases were made in market transactions effected on the London Stock Exchange. No purchases were made other than in accordance with our buyback program.

PART III

Item 17: Financial Statements

Our consolidated financial statements, together with the report thereon by our Independent Registered Public Accounting Firm, are filed as part of this annual report as pages F-2 to F-79.

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

4.11	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma (incorporated by reference to Exhibit 4.12 to the 2002 20-F Registration Statement).

4.12

Prospectus dated January 13, 2006 for Euro 10,000,000,000 Debt Issuance Program (Euro Medium Term Note Program) of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC, guaranteed by Imperial Tobacco, with 14 banks in dealer group, including J.P. Morgan Cazenove as arranger.

Exhibit No.	Description

4.13

Share Purchase Agreement dated 23 August, 2006 between Tchibo Holding Aktiengesellschaft, Reemtsma Cigarettenfabriken GmbH and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 4.15 to the 2006 20-F Registration Statement)

4.14	Share Purchase Agreement dated as of February 8, 2007 between MAUI Acquisition Corporation (subsequently renamed ITG Holdings USA, Inc.) and Houchens Industries, Inc.

4.15

Financing Agreement dated February 8, 2007 among Imperial Tobacco Finance PLC, Imperial Tobacco Finance (2) PLC, Imperial Tobacco Enterprise Finance Limited, Imperial Tobacco Group PLC, Imperial Tobacco Limited, Citigroup Global Markets Limited, The Royal Bank of Scotland PLC and the other lenders named therein.

4.16	Agreement dated July 18, 2007 between Imperial Tobacco Group PLC and Altadis S.A.

4.17

Facility Agreement dated July 18, 2007 among Imperial Tobacco Finance PLC, Imperial Tobacco Enterprise Finance Limited, Imperial Tobacco Limited, Imperial Tobacco Group PLC, The Royal Bank of Scotland PLC and the other lenders named therein.

4.18	Equity Bridge Facility Agreement dated July 18, 2007 among Imperial Tobacco Group PLC, Imperial Tobacco Limited, Citibank International PLC and the other lenders named therein.

4.19

Underwriting Agreement dated July 18, 2007 among Imperial Tobacco Group PLC, Hoare Govett Limited, Morgan Stanley & Co. International Limited, Citigroup Global Markets U.K. Equity Limited, Citigroup Global Markets Limited and Lehman Brothers International (Europe).

8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 31 of the Notes to Consolidated Financial Statements included in this annual report.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the 2003 20-F Registration Statement).

12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Consent of PricewaterhouseCoopers LLP to the incorporation by reference of the audit report contained in this Form 20-F into Imperial Tobacco Group PLC’s registration statement on Form S-8 (File No. 333-124333) filed with the SEC on April 26, 2005, Form S-8 (File No. 333-124335) filed on April 26, 2005, Form S-8 (File No. 333-134158) filed on May 16, 2006, and on form S-8 (File No. 333-142607) filed on May 4, 2007.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL TOBACCO GROUP PLC

By:	/s/ Gareth Davis

Name:	Gareth Davis
Title:	Chief Executive
Date:	November 30, 2007

IMPERIAL TOBACCO GROUP PLC

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Consolidated Income Statements for the fiscal periods ended September 30, 2005, 2006 and 2007

Consolidated Balance Sheets as at September 30, 2006 and 2007

Consolidated Statements of Recognized Income and Expense for the fiscal periods ended September 30, 2005, 2006 and 2007

Consolidated Cash Flow Statements for the fiscal periods ended September 30, 2005, 2006 and 2007

Accounting Policies

Critical Accounting Estimates and Judgments

Notes to the Accounts

IMPERIAL TOBACCO GROUP PLC

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Imperial Tobacco Group PLC

We have completed integrated audits of Imperial Tobacco Group PLC’s September 30, 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of September 30, 2007 and an audit of its September 30, 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flow and consolidated statements of recognized income and expense present fairly, in all material respects, the financial position of Imperial Tobacco Group PLC and its subsidiaries at September 30, 2007 and September 30, 2006 and the results of their operations and cash flows for each of the three years in the period ended September 30, 2007, in conformity with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in the presentation of accounts and accounting policies in the financial statements, Imperial Tobacco Group has adopted the new accounting standards IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS39 ‘Financial Instruments: Recognition and Measurement’ as of October 1, 2005.  The change has been accounted for prospectively from October 1, 2005.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 30 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying “Managements’ annual report on internal control over financial reporting” as set out in Item 15B, that the Company maintained effective internal control over financial reporting as of September 30, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

As described in Management’s annual report on internal control over financial reporting, management has excluded Commonwealth Brands from its assessment of internal control over financial reporting as of 30 September 2007 because Commonwealth Brands was acquired by the Company during the year ended 30 September 2007. We have also excluded Commonwealth Brands from our audit of internal control over financial reporting. Commonwealth Brands is a wholly-owned subsidiary whose total assets and total revenues represent 11% and 2%, respectfully, of the related consolidated financial statement amounts as of and for the year ended 30 September 2007.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Bristol, United Kingdom
November 30, 2007

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED INCOME STATEMENTS

	For the year ended September 30,	Notes	2005	2006	2007
	(In £’s million)
	Revenue	1	11,229	11,676	12,344
	Duty and similar items	1	(8,106)	(8,514)	(9,064)
	Other cost of sales		(1,001)	(1,013)	(990)
	Cost of sales		(9,107)	(9,527)	(10,054)
	Gross Profit		2,122	2,149	2,290
	Distribution, advertising and selling costs		(656)	(627)	(659)
	Administrative expenses		(226)	(211)	(213)
	Profit from operations	1	1,240	1,311	1,418

	Investment income	5	191	283	318

	Finance costs	5	(353)	(426)	(499)
	Profit before taxation	2	1,078	1,168	1,237
	Taxation	6	(288)	(310)	(325)
	Profit for the year		790	858	912
	Attributable to:
	Equity holders of the Company		784	851	905
	Minority interests		6	7	7

Earnings per ordinary share	- Basic	8	108.6p	122.2p	134.3p
	- Diluted	8	108.1p	121.6p	133.7p

All activities derive from continuing operations.

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED BALANCE SHEETS

		September 30,	September 30,
(In £’s million)	Notes	2006	2007
Non-current assets
Intangible assets	9	3,910	4,950
Property, plant and equipment	10	580	640
Investments in associates	11	5	4
Retirement benefit assets	18	397	602
Trade and other receivables	13	19	7
Deferred tax assets	17	71	52
		4,982	6,255
Current assets
Inventories	12	789	998
Trade and other receivables	13	1,067	1,254
Current tax assets	6	13	50
Cash and cash equivalents	14	263	380
Derivative financial instruments	16	29	71
		2,161	2,753
Total assets		7,143	9,008
Current liabilities
Borrowings	16	(1,122)	(1,067)
Derivative financial instruments	16	(119)	(219)
Trade and other payables	15	(1,433)	(1,593)
Current tax liabilities	6	(272)	(267)
Provisions	19	(56)	(26)
		(3,002)	(3,172)

		September 30,	September 30,
(In £’s million)	Notes	2006	2007
Non-current liabilities
Borrowings	16	(2,930)	(4,053)
Trade and other payables	15	(5)	(5)
Deferred tax liabilities	17	(135)	(208)
Retirement benefit liabilities	18	(434)	(397)
Provisions	19	(39)	(32)
		(3,543)	(4,695)
Total liabilities		(6,545)	(7,867)
Net assets		598	1,141

Equity
Share capital	20	73	73
Share premium account	22	964	964
Retained earnings	22	(423)	58
Exchange translation reserve	22	(35)	23
Equity attributable to equity holders of the Company		579	1,118
Minority interests	23	19	23
Total equity		598	1,141

The accompanying notes are an integral part of these financial statements

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

For the year ended September 30,	2005	2006	2007
(In £’s million)
Exchange movements	19	(54)	58
Net actuarial gains on retirement benefits	101	100	202
Deferred tax relating to net actuarial gains on retirement benefits	(34)	(24)	(59)
Deferred tax on other items taken directly to or transferred from equity	—	7	—
Current tax on other items taken directly to or transferred from equity	—	—	5

Net income recognized directly in equity	86	29	206

Profit for the year	790	858	912
Total recognized income and expense for the year	876	887	1,118
Attributable to:

Equity holders of the Company	870	880	1,111

Minority interests	6	7	7

Total recognized income and expense for the year	876	887	1,118

IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED CASH FLOW STATEMENTS

For the year ended September 30,	Notes	2005	2006	2007
(In £’s million)

Cash flows from operating activities	27	1,143	1,155	999
Cash flows from investing activities
Interest received		16	13	15
Purchase of property, plant and equipment		(92)	(75)	(128)
Proceeds from sale of property, plant and equipment		27	15	5
Purchase of intangible assets – software		(10)	(7)	(5)
Purchase of intangible assets – trademarks		—	(368)	(5)
Purchase of businesses – net of cash acquired	24	(6)	(68)	(966)
Net cash used in investing activities		(65)	(490)	(1,084)

Cash flows from financing activities
Interest paid		(212)	(199)	(227)
Purchase of treasury shares		(201)	(556)	(105)
Proceeds from sale of shares held by Employee Share Ownership Trusts		3	7	7
Purchase of shares held by Employee Share Ownership Trusts		(8)	(55)	(55)
Increase in borrowings		232	1,356	2,324
Repayment of borrowings		(606)	(795)	(1,317)
Dividends paid to minority interests		(4)	(7)	(4)
Dividends paid to shareholders		(373)	(406)	(434)
Net cash (used in)/generated by financing activities		(1,169)	(655)	189
Net (decrease)/increase in cash and cash equivalents		(91)	10	104

Cash and cash equivalents at start of year		339	256	263
Effect of foreign exchange rates		8	(4)	13
Adjustments relating to adoption of IAS 39 from October 1, 2005		—	1	—

Cash and cash equivalents at end of year		256	263	380

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

The financial statements have been prepared under the historical cost convention except as described in the accounting policies on financial instruments, retirement benefit schemes and share schemes below.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements.  The key estimates and assumptions are set out in the Critical Accounting Estimates and Judgments note on pages F-17 to F-18.  Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgment at the date of the financial statements.  In the future, actual experience may deviate from these estimates and assumptions.  This could affect future financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

Consolidated income statement presentation format

We continually review the content and presentation of our financial statements to ensure compliance with relevant accounting standards and regulations and also to consider their relevance and usefulness to readers.  As a result of this ongoing review we have changed the format of our consolidated income statement from the nature of expense to the function format, also known as the cost of sales format.  Comparative data has been restated.  We believe this revised presentation will provide users of our financial statements with a better understanding of our business.

The functional presentation is also more consistent with that of our major competitors and many other European FMCG groups reporting under IFRS, and is more closely aligned with the way management reviews performance internally.

A summary of the more important Group accounting policies is set out below.

Basis of consolidation

The consolidated financial statements comprise Imperial Tobacco Group PLC (the “Company”) and its subsidiary undertakings.

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

A list of the principal subsidiaries is included on pages F-71 and F-72.

Foreign currency

Items included in the financial statements of each Group company are measured using the currency of the primary economic environment in which the company operates (the functional currency).

The income and cash flow statements of Group companies using non-sterling functional currencies are translated to sterling (the Group’s presentation currency) at average rates of exchange in each period.  Assets and liabilities of these companies are translated at rates of exchange ruling at the balance sheet date.  The differences between retained profits and losses translated at average and closing rates are taken to reserves, as are differences arising on the retranslation of the net assets at the beginning of the year.

Any translation differences that have arisen since October 1, 2004 are presented as a separate component of equity.  As permitted by IFRS 1, any differences prior to this date are not included in this separate component of equity.

Transactions in currencies other than a company’s functional currency are initially recorded at the exchange rate ruling at the date of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when treated as qualifying net investment hedges.

The Group designates as net investment hedges external borrowings and permanent intragroup loans up to the value of the net assets of Group companies that use non-sterling functional currencies.  Gains or losses on these hedges are transferred to equity to offset any gains or losses on translation of the net assets.

Revenue recognition

Revenue comprises the invoiced value for the sale of goods and services net of sales taxes, rebates and discounts.  Revenue from the sale of goods is recognized when a Group company has delivered products to the customer, the customer has accepted the products and collectability of the related receivables is reasonably assured.  Sales of services, which include fees for distributing third party products, are recognized in the accounting period in which the services are rendered.  License fees are recognized on an accruals basis in accordance with the substance of the relevant agreements.

Duty and similar items

Duty and similar items includes duty and levies having the characteristics of duty.  In countries where duty is a production tax, duty is included in the income statement as an expense.  Where duty is a sales tax, duty is deducted from revenue.  Payments due in the United States under the Master Settlement Agreement and the Fair and Equitable Tobacco Reform Act are treated as a production tax.

Taxes

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided in full on temporary differences between the carrying amount of assets and liabilities in the financial statements and the tax base.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the assets can be realized. Deferred tax assets and liabilities are not discounted.  Deferred tax is determined using the tax rates that have been enacted or substantially enacted by the balance sheet date, and are expected to apply when the deferred tax liability is settled or the deferred tax asset is realized.

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

Dividends

Final dividends are recognized as a liability in the period in which the dividends are approved by shareholders, while interim dividends are recognized in the period in which the dividends are paid.

Intangible assets – goodwill

Goodwill represents the excess of the cost of an acquisition over the Group’s share of the fair value of the net identifiable assets and liabilities acquired.

Goodwill arising on acquisitions made on or after September 27, 1998 is capitalized.  Previously all goodwill was written off through equity in the period of acquisition.  As permitted under IFRS 1, goodwill arising on acquisitions prior to October 1, 2004 is stated in accordance with U.K. GAAP and has not been remeasured on transition to IFRS.  Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses.  Any impairment is recognized immediately in the income statement and cannot be subsequently reversed.  Goodwill is allocated to groups of cash-generating units for the purpose of impairment testing.  The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.  Gains or losses on the disposal of a Group company are determined by comparing the proceeds with the carrying value of the Group company’s assets and liabilities including the carrying amount of related goodwill.  Goodwill previously written off directly to reserves under U.K. GAAP is not recycled to the income statement on the disposal of the subsidiary to which it relates.

Intangible assets – other

These consist mainly of acquired trademarks and computer software which are carried at cost less accumulated amortization and impairment.  Trademarks include the Davidoff cigarette trademark which was acquired in September 2006.  The Directors are of the opinion that this trademark has an indefinite life, based on the fact that Davidoff is an established international brand with global growth potential.  Trademarks with indefinite lives are not amortized but are reviewed annually for impairment.  Other trademarks and computer software are amortized on a straight line basis over their useful lives.  For trademarks (other than Davidoff) the useful life does not exceed 20 years.  Computer software is written off over a period that does not exceed five years.

Property, plant and equipment

Property, plant and equipment are shown in the balance sheet at their historical cost less accumulated depreciation and impairment.  Historical cost includes expenditure that is directly attributable to the acquisition of the items.  Subsequent costs are included in the assets’ carrying amounts or recognized as a separate asset as appropriate only when it is probable that future economic benefits associated with them will flow to the Group and the cost of the item can be measured reliably.  All other repairs and maintenance costs are charged to the income statement as incurred.

Land is not depreciated.  Depreciation is provided on other property, plant and equipment so as to write off the initial cost of each asset to its residual value over its estimated useful life as follows:

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

Impairment of assets

Assets that are not subject to amortization or depreciation are tested at least annually for impairment.  Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount.  The recoverable amount is the higher of the fair value less costs to sell and the value in use.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

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

Non-derivative financial assets are classified as loans and receivables (including cash and cash equivalents).  Receivables are initially recognized at fair value and are subsequently stated at amortized cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts.  A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of those receivables.  The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is recognized in the income statement.  For interest-bearing assets, the carrying value includes accrued interest receivable.

Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments.

Non-derivative financial liabilities are initially recognized at fair value and are subsequently stated at amortized cost using the effective interest method.  For borrowings, the carrying value includes accrued interest payable, as well as unamortized issue costs.  All borrowing costs are recognized in profit or loss in the period in which they are incurred.

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

Inventories

Inventories are stated at the lower of cost and net realizable value.  Cost is determined using the first-in, first-out (FIFO) method.  The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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

Under a defined benefit scheme, the amount of retirement benefit that will be received by an employee is defined.  The amount recognized in the balance sheet is the difference between the present value of the defined benefit obligation at the balance sheet date and the fair value of the scheme assets.  The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.  The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows.

The service cost of providing retirement benefits to employees during the year is charged to profit from operations.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period).  In this case, the past service costs are amortized on a straight-line basis over the average vesting period.  All actuarial gains and losses, including differences between actual and expected returns on assets and differences that arise as a result of the changes in actuarial assumptions, are recognized immediately in full in the statement of recognized income and expense for the period in which they arise.

A credit representing the expected return on plan assets of the retirement benefit schemes during the year is included within net finance costs.  This is based on the market value of the assets of the schemes at the start of the financial year.  A charge is also made within net finance costs for the expected increase in the liabilities of the retirement benefit schemes during the year.  This arises from the schemes being one year closer to payment.

For defined contribution schemes, the Group pays a defined contribution to the scheme; there are no further payment obligations once these contributions have been paid.  Such contributions are recognized as an employee benefit expense when they are due.  Any prepaid contributions are recognized as an asset to the extent that a cash refund or reduction in future payments is available.

Share-based payments

The Group applies the requirements of IFRS 2 “Share-based payment” to share-based employee compensation schemes in respect of awards granted after November 7, 2002 which remained unvested at January 1, 2005, the dates specified in IFRS 1.

The Group operates equity-settled and cash-settled share-based compensation schemes.  The cost of employees’ services received in exchange for the grant of rights under both types of scheme is expensed over the vesting period, and is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions (e.g. earnings per share).  Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable.  At each balance sheet date, the Group revises its estimates of the number of instruments that are expected to become exercisable under all schemes, and re-measures the fair value of the cash-settled schemes.  The Group recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity for equity-settled schemes and current liabilities for cash-settled schemes.  The fair value is measured based on an appropriate valuation model, taking into account the terms and conditions of the award.

In order to manage the related exposure, the Group funds the purchase of the number of shares necessary to satisfy rights to shares arising under share-based employee compensation schemes. Shares acquired to satisfy those rights are held in Employee Share Ownership Trusts.  On consolidation, these shares are accounted for as a deduction from equity attributable to the equity holders of the Company.  No additional shares are issued as a result of the Group’s share-based employee compensation schemes.  When the rights are exercised, equity is increased by the amount of any proceeds received.

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

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco-related products.  The management structure is based on geographical regions.  These geographical regions of U.K., Germany, Rest of Western Europe, U.S. and Rest of the World have been used as the primary reporting segments.  The manufacture, marketing and sale of tobacco and tobacco-related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made.  Central costs are allocated to segments on a consistent basis of net revenue.

The prices agreed between Group companies for intragroup sales of materials, manufactured goods, charges for royalties, commissions and fees are based on normal commercial practices which would apply between independent businesses.

Use of adjusted measures

Management believes that reporting non-GAAP adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled.  Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, amortization of acquired trademarks, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments in respect of commercially effective hedges and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the financial statements, adjusted and reported finance costs in note 5, adjusted and reported taxation in note 6, and adjusted and reported earnings per share in note 8. These and other adjusted measures in this report such as adjusted net debt are not defined terms under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.  Under U.S. GAAP such measures would not be included in the notes to the financial statements.

The principal adjustments made to reported profits are as follows:

Amortization of acquired trademarks

Acquired trademarks are recognized as intangible assets, and are amortized over their estimated useful economic lives where these are considered to be finite.  Acquired trademarks considered to have an indefinite life are not amortized.  We exclude the amortization of acquired trademarks and deferred tax relating to tax deductible amortization from our adjusted earnings measures.

Restructuring costs

Significant one-off costs incurred in integrating acquired businesses and in major rationalisation initiatives together with their related tax effects are excluded from our adjusted earnings measures.

Fair value gains and losses on derivative financial instruments

IAS 39 requires that all derivative financial instruments are recognized on the balance sheet at fair value, and that changes in the fair value are recognized in the income statement unless the instrument qualifies for hedge accounting under IAS 39.

The Group hedges underlying exposures in an efficient, commercial and structured manner. However, the strict hedging requirements of IAS 39 lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting as permitted under IAS 39. We exclude fair value gains and losses on derivative financial instruments used to commercially hedge interest rate risk from adjusted net financing costs.  We also exclude fair value gains on derivative financial instruments used to commercially hedge investments in foreign operations from adjusted profit from operations.

Retirement benefits net financing income

The expected return on plan assets and the interest on retirement benefit liabilities is included within net finance costs. Since these items do not impact cash flows and can be subject to significant volatility outside management’s control they have been eliminated from adjusted measures of net finance costs and earnings per share.

Other non-GAAP measures used by management include:

Net revenue

Net revenue comprises revenue less duty and similar items.  The segmental analysis in note 1 includes amounts for net revenue which management regards as an important measure in assessing the profitability of operations.

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

New standards and interpretations issued but not yet effective and not adopted early

At the date of approval of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were issued but the application was not yet mandatory for the period:

IFRS 7	Financial instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures
IFRS 8	Operating Segments
IFRIC 10	Interim Financial Reporting and Impairment
IFRIC 11	Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the net assets or results of the Group

IMPERIAL TOBACCO GROUP PLC

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group; or a present obligation arising from past events that is not recognized in the financial statements because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be measured with sufficient reliability.

Realization of any contingent liabilities not currently recognized or disclosed in the financial statements could have a material effect on the Group’s financial condition.

Application of these accounting principles to legal cases in which claimants are seeking damages for alleged smoking and health-related effects is inherently difficult, given the complex nature of the facts and law involved.  Deciding whether or not to provide for loss in connection with such claims requires the Group’s management to make determinations about various factual and legal matters beyond its control.

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

The Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects.  In the opinion of the Group’s lawyers, the Group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have an adverse effect upon the revenue, profit or financial condition of the Group.  Consequently, in respect of any such cases, the Group has not provided for any amounts in the consolidated financial statements.  See note 26 to these financial statements.

Property, plant and equipment and intangible assets

Intangible assets (other than goodwill and the Davidoff cigarette trademark) and property, plant and equipment are amortized or depreciated over their useful lives.  Useful lives are based on management’s estimates of the period over which the assets will generate revenue, and are periodically reviewed for continued appropriateness.  Due to the long lives of certain assets, changes to the estimates used can result in significant variations in the carrying value.

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

Retirement benefits

The costs, assets and liabilities of the defined benefit retirement schemes operating within the Group are determined using methods relying on actuarial estimates and assumptions. Details of the key assumptions are set out in note 18. The Group takes advice from independent actuaries relating to the appropriateness of the assumptions. It is important to note, however, that comparatively small changes in the assumptions used may have a significant effect on the Group’s financial statements.

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

IMPERIAL TOBACCO GROUP PLC

NOTES TO THE ACCOUNTS

1                 Segmental information

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco-related products. The management structure is based on geographical regions. These geographical regions of U.K., Germany, Rest of Western Europe, U.S. and Rest of the World have been used as the primary reporting segments. The manufacture, marketing and sale of tobacco and tobacco-related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made. Central costs are allocated to segments on the basis of net revenue.

With effect from  October 1, 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group. The results for 2006  and 2005 have been restated accordingly. Similarly the 2006 and 2005 results of our U.S. operations have been reclassified from ‘Rest of the World’ to ‘U.S.’ as the U.S. segment has been introduced following the acquisition of Commonwealth Brands.

Geographical consolidated income statement by destination of sales

2007	Revenue	Duty and similar items	Net revenue	Profit from operations
(In £’s million)

U.K.	4,842	3,966	876	555
Germany	2,645	2,121	524	232
Rest of Western Europe	1,746	1,111	635	319
U.S.	266	149	117	35
Rest of the World	2,845	1,717	1,128	277
	12,344	9,064	3,280	1,418

2006	Revenue	Duty and similar items	Net revenue	Profit from operations
(In £’s million)

U.K.	4,762	3,927	835	496
Germany	2,698	2,123	575	239
Rest of Western Europe	1,647	1,010	637	321
U.S.	14	—	14	4
Rest of the World	2,555	1,454	1,101	251
	11,676	8,514	3,162	1,311

2005	Revenue	Duty and similar items	Net revenue	Profit from operations
(In £’s million)

U.K.	4,710	3,910	800	460
Germany	2,623	2,000	623	261
Rest of Western Europe	1,571	927	644	308
U.S.	13	—	13	6
Rest of the World	2,312	1,269	1,043	205
	11,229	8,106	3,123	1,240

Geographical reconciliation from profit from operations to adjusted profit from operations by destination of sales

(In £’s million)	Adjusted profit from operations	Amortization of trademarks*	Restructuring costs	Fair value changes on derivative financial instruments	Retirement benefits net financing income	Profit from operations
2007
U.K.	564	—	—	(9)	—	555
Germany	238	—	—	(6)	—	232
Rest of Western Europe	326	—	—	(7)	—	319
U.S.	52	(17)	—	—	—	35
Rest of the World	295	(6)	—	(12)	—	277
	1,475	(23)	—	(34)	—	1,418

	Adjusted					Reported
Investment income	14	—	—	101	203	318
Finance costs	(251)	—	—	(99)	(149)	(499)
Profit before taxation	1,238	(23)	—	(32)	54	1,237

(In £’s million)	Adjusted profit from operations	Amortization of trademarks*	Restructuring costs	Fair value changes on derivative financial instruments	Retirement benefits net financing income	Profit from operations
2006
U.K.	506	n/a	(10)	—	—	496
Germany	270	n/a	(31)	—	—	239
Rest of Western Europe	324	n/a	(3)	—	—	321
U.S.	4	n/a	—	—	—	4
Rest of the World	252	n/a	(1)	—	—	251
	1,356	n/a	(45)	—	—	1,311

	Adjusted					Reported
Investment income	13	n/a	—	82	188	283
Finance costs	(201)	n/a	—	(83)	(142)	(426)
Profit before taxation	1,168	n/a	(45)	(1)	46	1,168

(In £’s million)	Adjusted profit from operations	Amortization of trademarks*	Restructuring costs	Fair value changes on derivative financial instruments	Retirement benefits net financing income	Profit from operations
2005
U.K.	468	n/a	(8)	n/a	—	460
Germany	290	n/a	(29)	n/a	—	261
Rest of Western Europe	326	n/a	(18)	n/a	—	308
U.S.	6	n/a	—	n/a	—	6
Rest of the World	207	n/a	(2)	n/a	—	205
	1,297	n/a	(57)	n/a	—	1,240

	Adjusted					Reported
Investment income	22	n/a	—	n/a	158	180
Finance costs	(206)	n/a	—	n/a	(136)	(342)
Profit before taxation	1,113	n/a	(57)	n/a	22	1,078

*Amortization of trademarks relates principally to Commonwealth Brands’ trademarks acquired in 2007 and trademarks acquired in Australia and New Zealand in 1999. Adjusted profit from operations has not been restated for 2005 and 2006 as the trademark amortization effect was not significant in these years.

Geographical analysis of other segment items

	By location of business unit		By destination of sales
	Capital expenditure		Capital expenditure
(In £’s million)	Property, plant & equipment	Intangible assets	Property, plant & equipment	Intangible assets	Depreciation	Amortization
2007
U.K.	26	2	21	2	22	2
Germany	46	1	24	1	10	1
Rest of Western Europe	5	—	6	—	5	—
U.S.	2	5	2	5	—	17
Rest of the World	49	2	75	2	51	7
	128	10	128	10	88	27

2006
U.K.	29	5	24	5	23	3
Germany	16	369	14	29	22	2
Rest of Western Europe	4	—	8	47	10	2
U.S.	—	—	—	—	—	—
Rest of the World	26	1	29	294	39	2
	75	375	75	375	94	9

2005
U.K.	23	3	25	3	20	3
Germany	17	2	15	2	17	2
Rest of Western Europe	5	1	5	1	8	8
U.S.	—	—	—	—	—	—
Rest of the World	47	4	47	4	37	2
	92	10	92	10	82	15

Geographical analysis of assets and liabilities by destination of sales

	2006			2007
(In £’s million)	Assets	Liabilities	Net Assets	Assets	Liabilities	Net Assets
U.K.	885	(670)	215	875	(646)	229
Germany	1,659	(310)	1,349	1,754	(301)	1,453
Rest of Western Europe	1,137	(252)	885	1,193	(202)	991
U.S.	4	(1)	3	1,012	(119)	893
Rest of the World	2,685	(300)	2,385	3,019	(388)	2,631
	6,370	(1,533)	4,837	7,853	(1,656)	6,197
Unallocated assets and liabilities:
Cash and cash equivalents	263	—	263	380	—	380
Borrowings	—	(4,052)	(4,052)	—	(5,120)	(5,120)
Retirement benefit asset/(liability)	397	(434)	(37)	602	(397)	205
Taxation	84	(407)	(323)	102	(475)	(373)
Derivative financial instruments	29	(119)	(90)	71	(219)	(148)
	7,143	(6,545)	598	9,008	(7,867)	1,141

Geographical analysis of assets and liabilities by location of business unit

	2006			2007
(In £’s million)	Assets	Liabilities	Net Assets	Assets	Liabilities	Net Assets
U.K.	937	(720)	217	947	(674)	273
Germany	2,027	(320)	1,707	2,236	(326)	1,910
Rest of Western Europe	1,028	(243)	785	1,053	(208)	845
U.S.	4	(1)	3	1,025	(126)	899
Rest of the World	2,374	(249)	2,125	2,592	(322)	2,270
	6,370	(1,533)	4,837	7,853	(1,656)	6,197

2                 Profit before taxation

Profit before taxation is stated after charging/(crediting):

(In £’s million)	2005	2006	2007
Raw materials and consumables used	651	641	643
Employment costs (note 4)	455	468	471
Depreciation of property, plant and machinery	82	94	88
Amortization of intangible assets	15	9	27
Operating lease charges:
- plant and equipment	1	2	2
- other assets	11	10	11
Net foreign exchange losses/(gains)	(2)	(18)	22
Write-down of inventories	1	3	5
Profit on disposal of property, plant and equipment	(2)	—	(2)
Repairs and maintenance costs	25	24	19
Impairment of trade receivables	(3)	(1)	1

Analysis of fees payable to PricewaterhouseCoopers LLP and its associates

(In £’s million)	2005	2006	2007
Audit fees in respect of the audit of the accounts of the Company	0.6	0.9	0.9
Audit fees in respect of the audit of the accounts of associates of the Company	1.5	2.4	2.2
Fees for other services supplied pursuant to legislation	1.1	0.4	0.4
	3.2	3.7	3.5
Other services relating to taxation	1.3	1.1	1.3
Services relating to corporate finance transactions	0.4	0.1	0.2
Other services	—	—	0.1
	4.9	4.9	5.1

Of the above fees, £0.6 million (2006: £0.1 million; 2005: £nil) has been capitalized in the balance sheet.

Subsequent to the publication of our 2006 results, and following the publication of further technical guidance, the 2006 fees payable to our auditors have been reanalyzed, reclassifying £1.2 million of fees for work related to Sarbanes Oxley Act Section 404 attestation. This amount has been reclassified from fees for other services supplied pursuant to legislation and has been included within audit fees in respect of the accounts of the Company (£0.3 million) and of the associates of the Company (£0.9 million).

It is the responsibility of the Board of Trustees of the Imperial Tobacco Pension Fund to appoint the auditors to the scheme. The Board of Trustees acts independently of Group management. The fees paid to PricewaterhouseCoopers in respect of the audit of the Imperial Tobacco Pension Fund were £26,400 (2006: £23,500; 2005: £20,500).

3                 Restructuring costs

(In £’s million)	2005	2006	2007
Employment related (mainly termination)	36	23	—
Fixed asset write offs and impairment	13	17	—
Other operating charges	8	5	—
	57	45	—

There were no restructuring costs in the year ended September 30, 2007.

In 2006 restructuring costs were primarily in respect of the closure of our Liverpool and Lahr factories.

In 2005, restructuring costs were in respect of the closure of our tube factories in Plattsburgh and Montreal, the cigarette factory in Dublin and the rolling papers factory in Treforest and a significant headcount reduction at the Berlin cigarette factory.

4                 Directors and employees

Employment costs (In £’s million)	2005	2006	2007
Wages and salaries	340	340	343
Social security costs	60	61	58
Pension costs (note 18)	44	51	54
Share-based payments (note 21)	11	16	16
	455	468	471

For further information on Directors, Directors’ remuneration and Directors’ share options, refer to Item 6: Directors, Senior Management and Employees.

Key management compensation (In £’s thousands)	2005	2006	2007
Salaries and short-term benefits	5,538	5,655	6,648
Post-employment benefits	509	438	312
Other long-term benefits	—	—	—
Termination benefits	305	702	—
Share-based payments	2,109	2,475	2,669
	8,461	9,270	9,629

Average number of persons employed by the Group by location during the year (Number)	2005	2006	2007

U.K.	2,535	2,425	2,002
Germany	2,518	2,328	2,120
Rest of Western Europe	1,380	1,443	1,463
U.S.	38	39	417
Rest of the World	8,439	8,251	8,219
	14,910	14,486	14,221

5                 Net finance costs

(In £’s million)	2005	2006	2007

Interest on bank deposits	(22)	(13)	(14)
Expected return on retirement benefit assets	(169)	(188)	(203)
Fair value gains on derivative financial instruments	n/a	(82)	(101)
Investment income	(191)	(283)	(318)

Interest on bank and other loans	206	201	251
Interest on retirement benefit liabilities	147	142	149
Fair value losses on derivative financial instruments	n/a	83	99
Finance costs	353	426	499
Net finance costs	162	143	181

Reconciliation of net finance costs to adjusted net finance costs

(In £’s million)	2005	2006	2007
Reported net finance costs	162	143	181
Expected return on retirement benefit assets	169	188	203
Interest on retirement benefit liabilities	(147)	(142)	(149)
Fair value gains on derivative financial instruments	n/a	82	101
Fair value losses on derivative financial instruments	n/a	(83)	(99)
Adjusted net finance costs	184	188	237

6            Taxation

Analysis of charge in the year (In £’s million)	2005	2006	2007
Current tax
U.K. Corporation tax at 30% (2006: 30%; 2005: 30%)	109	148	120
Overseas taxation	199	164	172
Total current tax	308	312	292
Deferred tax
Origination and reversal of temporary differences	(20)	(2)	33
Total tax charge	288	310	325

Reconciliation from reported taxation to adjusted taxation

The table below shows the tax impact of the adjustments made to reported profit before tax in order to arrive at the adjusted measure of earnings disclosed in note 8.

(In £’s million)	2005	2006	2007
Reported taxation	288	310	325
Deferred tax on amortization of acquired trademarks	—	—	(10)
Tax on restructuring costs	15	16	—
Tax on retirement benefits net financing income	(6)	(16)	(15)
Tax on fair value gains and losses on derivative financial instruments	—	—	10
Adjusted tax charge	297	310	310

Factors affecting the current tax charge for the year

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the U.K. corporation tax rate of 30% as follows:

(In £’s million)	2005	2006	2007
Profit before tax	1,078	1,168	1,237
Tax at the U.K. corporation tax rate of 30% (2006: 30%; 2005: 30%)	323	350	371
Tax effects of:
Differences in effective tax rates on overseas earnings	(35)	(24)	(51)
Unrecognized deferred tax asset	—	6	3
Items not deductible for tax purposes	4	2	9
Adjustments in respect of prior periods	(4)	(24)	(7)
Total tax charge	288	310	325

Factors that may affect future tax charges

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, as the Group is able to control the source and timing of future remittances. The Group currently has no plans to remit dividends which would result in a material tax cost.

Movement on current tax account (In £’s million)	2005	2006	2007
As at October 1	(121)	(191)	(259)
Exchange movements	(9)	1	(1)
Charge to income statement	(308)	(312)	(292)
Credited to equity	—	—	5
Cash paid	239	236	320
Other movements	8	7	10
As at September 30	(191)	(259)	(217)

Analysis of current tax account (In £’s million)	2005	2006	2007
Current tax assets	44	13	50
Current tax liabilities	(235)	(272)	(267)
	(191)	(259)	(217)

7                 Dividends

Amounts recognized as distributions to ordinary shareholders in the year:

(In £’s million)	2005	2006	2007
Final dividend for the year ended September 30, 2006 of 43.5p per share (2005: 39.5p; 2004: 35.0p)	253	279	293
Interim dividend for the year ended September 30, 2007 of 21.0p per share (2006: 18.5p; 2005: 16.5p)	120	127	141
	373	406	434

A final dividend for the year ended September 30, 2007 of 48.5 pence per share has been proposed. This amounts to £326 million based on the number of shares ranking for dividend at September 30, 2007. At the year end, the shareholders had not yet approved the final dividend and therefore it is not included in the balance sheet as a liability.

8                 Earnings per share

Basic earnings per share is based on the profit for the year attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the year excluding shares held to satisfy the Group’s employee share schemes and shares purchased by the Company and held as treasury shares. Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued if rights held under the employee share schemes were exercised. No instruments have been excluded from the calculation on the grounds that they are anti-dilutive.

(In £’s million)	2005	2006	2007
Earnings: basic and diluted	784	851	905
(In millions of shares)
Weighted average number of shares:
Shares for basic earnings per share	721.6	696.3	673.8
Potentially dilutive share options	3.4	3.3	2.9
Shares for diluted earnings per share	725.0	699.6	676.7
(In pence)
Basic earnings per share	108.6	122.2	134.3
Diluted earnings per share	108.1	121.6	133.7

Reconciliation from reported to adjusted earnings and earnings per share

	2005			2006			2007
(In £’s million unless otherwise indicated)	EPS		Earnings	EPS		Earnings	EPS		Earnings
Reported basic	108.6	p	784	122.2	p	851	134.3	p	905
Amortization of acquired trademarks	n/a		n/a	n/a		n/a	4.9	p	33
Restructuring costs	5.8	p	42	4.2	p	29	—	p	—
Retirement benefits net financing income	(2.2	)p	(16)	(4.3	)p	(30)	(5.8	)p	(39)
Fair value gains and losses on derivative financial instruments	n/a		n/a	0.1	p	1	3.3	p	22
Adjusted	112.2	p	810	122.2	p	851	136.7	p	921

9                 Intangible assets

(In £’s million)	Goodwill	Trademarks	Software	Total
Cost
As at October 1, 2006	3,446	508	34	3,988
Exchange movements	86	—	—	86
Acquisitions (note 24)	305	670	—	975
Additions	—	5	5	10
Disposals	—	—	(1)	(1)
As at September 30, 2007	3,837	1,183	38	5,058

Amortization
As at October 1, 2006	—	58	20	78
Exchange movements	—	4	—	4
Amortization charge for the year	—	23	4	27
Disposals	—	—	(1)	(1)
As at September 30, 2007	—	85	23	108

Net book value
As at September 30, 2007	3,837	1,098	15	4,950
As at October 1, 2006	3,446	450	14	3,910

(In £’s millions)	Goodwill	Trademarks	Software	Total
Cost
As at October 1, 2005	3,449	149	29	3,627
Exchange movements	(14)	(9)	(1)	(24)
Acquisitions (note 24)	11	—	—	11
Additions	—	368	7	375
Disposals	—	—	(1)	(1)
As at September 30, 2006	3,446	508	34	3,988

Amortization
As at October 1, 2005	—	55	18	73
Exchange Movements	—	(3)	—	(3)
Amortization charge for the year	—	6	3	9
Disposals	—	—	(1)	(1)
As at September 30,2006	—	58	20	78

Net book value
As at September 30, 2006	3,446	450	14	3,910
As at October 1, 2005	3,449	94	11	3,554

Intangible amortization is included within administrative expenses in the consolidated income statements.

Acquisition of Davidoff cigarette trademark

On September 5, 2006, the Group acquired the worldwide Davidoff cigarette trademark for a cash consideration of £368 million. The Group had been the long term licensee of the trademark following the acquisition of Reemtsma in 2002. Based on the fact that Davidoff is an established international brand with global growth potential, the Directors consider that the Davidoff cigarette trademark has an indefinite life and it is therefore not subject to amortization. It is, however, subject to an annual impairment review under the requirements of IAS 36.

Goodwill and intangible asset impairment review

Goodwill and intangible assets with indefinite lives are allocated to the Group’s cash-generating units (“CGUs”), which have been identified according to the country of operation for distribution units, with manufacturing identified as a single separate unit. A summary of the carrying value of goodwill and intangible assets with indefinite lives, presented at CGU level, is shown as follows:

	2006		2007
(In £’s million)	Goodwill	Intangible assets with indefinite lives	Goodwill	Intangible assets with indefinite lives
U.K.	42	—	42	—
Germany	1,164	28	1,196	29
Rest of Western Europe	345	47	354	48
U.S.	—	—	296	—
Rest of the World	1,549	293	1,594	301
Manufacturing	346	—	355	—
	3,446	368	3,837	378

The goodwill in Germany and the Rest of the World arose principally on the acquisition of Reemtsma in 2002.

The goodwill in the U.S. arose on the acquisition of Commonwealth Brands in 2007.

The Group tests goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if there are any indications that impairment may have arisen. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections derived from three-year financial budgets which are based on management’s experience and expectations and are approved by the Board annually.   The compound growth rates implicit in these plans, which are used for the initial three years in the value-in-use calculations, are shown below. Cash flows beyond the three-year period are extrapolated using the estimated long term growth rate of 3% per annum. A pre-tax discount rate of 10% is used, in line with the Group’s weighted average cost of capital.

No impairment charges were recognized in 2007 (2006: nil; 2005: nil).

	Initital growth rate(1)	Long term growth rate(2)
U.K.	6.3%	3.0%
Germany	2.0%	3.0%
Rest of Western Europe	7.9%	3.0%
U.S.	16.8%	3.0%
Rest of the World	7.6%	3.0%

(1) Weighted average compound annual growth rate used for the first three years in value-in-use calculations

(2) Weighted average compound annual growth rate used to extrapolate cash flows beyond the initial three years

10          Property, plant and equipment

  2007

(In £’s million)	Property	Plant and equipment	Fixtures and motor vehicles	Total
Cost
As at October 1, 2006	157	780	159	1,096
Exchange movements	6	16	4	26
Acquisitions (note 24)	1	9	—	10
Additions	6	98	24	128
Disposals	(2)	(50)	(19)	(71)
As at September 30, 2007	168	853	168	1,189
Depreciation
As at October 1, 2006	12	415	89	516
Exchange movements	—	10	3	13
Charge for the year	6	61	21	88
Disposals	(1)	(48)	(19)	(68)
As at September 30, 2007	17	438	94	549
Net book value
As at September 30, 2007	151	415	74	640
As at October 1, 2006	145	365	70	580

  2006

(In £’s million)	Property	Plant and equipment	Fixtures and motor vehicles	Total
Cost
As at October 1, 2005	166	776	151	1,093
Exchange movements	(2)	(14)	(1)	(17)
Reclassifications	—	(2)	2	—
Acquisitions (note 24)	—	1	1	2
Additions	2	52	21	75
Disposals	(9)	(33)	(15)	(57)
As at September 30, 2006	157	780	159	1,096
Depreciation
As at October 1, 2005	3	370	78	451
Exchange movements	—	(5)	(1)	(6)
Charge for the year	6	67	21	94
Impairment	6	10	1	17
Disposals	(3)	(27)	(10)	(40)
As at September 30, 2006	12	415	89	516
Net book value
As at September 30, 2006	145	365	70	580
As at October 1, 2005	163	406	73	642

Land and buildings at net book value (In £’s million)	2006	2007
Freehold	133	140
Long leasehold	12	11
	145	151

No assets  (2006:  net book value of £1 million) are pledged as security for liabilities.

11          Investments in associates

(In £’s million)	2006	2007
As at October 1	5	5
Impairments	—	(1)
As at September 30	5	4

None of the associates is considered to be significant to the Group.

12          Inventories

(In £’s million)	2006	2007
Raw materials	259	290
Work in progress	14	13
Finished inventories	410	505
Other inventories	106	190
	789	998

Other inventories comprise mainly duty-paid tax stamps.

It is generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the processing cycle, ordinarily would not be consumed within one year. Leaf tobacco held within raw material inventories at the balance sheet date will ordinarily be utilized within two years.

13          Trade and other receivables

	2006		2007
(In £’s million)	Current	Non-current	Current	Non-current
Trade receivables	1,012	—	1,156	—
Less: provision for impairment of receivables	(6)	—	(7)	—
Net trade receivables	1,006	—	1,149	—
Other receivables	16	15	22	3
Prepayments and accrued income	45	4	83	4
	1,067	19	1,254	7

14          Cash and cash equivalents

(In £’s million)	2006	2007
Cash at bank and in hand	246	364
Short term deposits and other liquid assets	17	16
	263	380

15          Trade and other payables

	2006		2007
(In £’s million)	Current	Non-current	Current	Non-current
Trade payables	123	—	140	—
Other taxes, duties and social security contributions	1,126	—	1,274	—
Deferred consideration	8	—	8	—
Other payables	70	1	53	1
Accruals and deferred income	106	4	118	4
	1,433	5	1,593	5

16          Borrowings and financial instruments

(i)             Management of financial risk

The Group operates a centralized treasury function, Group Treasury, that is responsible for the management of the financial risks of the Group, together with its financing and liquidity requirements. It does not operate as a profit center, nor does it enter into speculative transactions. The Group Treasury Committee oversees the operation of Group Treasury in accordance with the terms of reference set out by the board. The Group Treasurer reports on a regular basis to the board, including the provision of monthly treasury summaries.

Accounting for derivative financial instruments and hedging activities

IAS 39 requires that all derivative financial instruments are recognized in the balance sheet at fair value, with changes in the fair value being recognized in the income statement unless the instrument satisfies the hedge accounting rules under IFRS. The Group hedges underlying exposures in an efficient, commercial and structured manner. However the strict hedging requirements of IAS 39 may lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting for its derivative financial instruments as permitted under IAS 39. The information contained in sections (ii) and (iii) below shows the underlying borrowing position before the effect of interest rate swaps and cross currency swaps. However, the Group does apply net investment hedging, designating certain borrowings as hedges of the net investment in the Group’s foreign operations. See section (v) for details.

Foreign exchange risk

The Group is exposed to movements in foreign exchange rates due to its commercial trading denominated in foreign currencies, the foreign currency borrowings (both pre and post cross currency swaps), the translation of the net assets of its foreign operations into the consolidated financial statements and foreign currency denominated costs.

In 2007, 73% of net revenue (2006: 74%) and 61% of profit from operations (2006: 62%) was in international markets. Certain sales in these markets are invoiced in currencies other than the functional currency of the selling company, in particular Taiwanese dollars. The Group uses foreign currency derivative financial instruments, such as forward foreign exchange contracts, to reduce exposure to the risk that these sales will be adversely affected by changes in exchange rates. As at September 30, 2007, there were £20 million (2006: £32 million) notional outstanding forward foreign exchange contracts, the fair value of which was £0.4 million (2006: £1.4 million).

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

Group Treasury monitors the Group’s borrowing levels using adjusted net debt which includes the fair value of the principal amounts due to be exchanged at maturity under cross currency swaps and excludes the fair value of interest rate derivatives and interest accruals. As at September 30, 2007, approximately 12% (2006: 21%) of adjusted net debt was denominated in sterling, 70% in Euro (2006: 79%) and 18% in U.S. dollars (2006: nil). Accordingly, the Group’s financial results are currently exposed to gains or losses arising from fluctuations in sterling, Euro and U.S. dollar interest rates. In order to manage its interest rate risk on the borrowings, the Group separates the borrowing activities from its interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue. The Group then transacts interest rate swaps at other times for different notional amounts and different maturities to manage its exposure to interest rate risk. As at September 30, 2007, 39% (2006: 42%) of adjusted net debt was at a floating rate of interest and 61% (2006: 58%) at a fixed rate of interest (including collars).

Credit risk

The Group is exposed to credit risk due to its trade receivables due from customers and cash deposits and financial instruments transacted with financial institutions.

The Group has some significant concentrations of customer credit risk. However, the Group has implemented policies to ensure that sales of products are made to customers with an appropriate credit history and obtains guarantees or other means of credit support to reduce the risk where this is considered to be necessary.

The Group has no significant concentrations of credit risk from financial institutions. The Group has placed cash deposits and entered into derivative financial instruments with a diversified group of financial institutions with suitable credit ratings in order to manage its credit risk to any one financial institution.

Liquidity risk

The Group is exposed to liquidity risk arising from having insufficient funds to meet the financing needs of the Group.

The Group actively maintains a mixture of long-term and short-term committed facilities that are designed to ensure that the Group has sufficient available funds for the forecast requirements of the Group. As at September 30, 2007, the Group had £777 million (2006: £504 million) of undrawn committed facilities, maturing in 2010. These figures exclude the facilities arranged to finance the potential Altadis acquisition.

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

(ii)   Borrowings

The Group’s borrowings at the balance sheet date are as follows:

(In £’s million)	2006	2007
Current borrowings
Bank loans and overdrafts	85	1,067
Capital market issuance:
€1,500 million 6.25% notes due 2007	1,037	—
Total current borrowings	1,122	1,067

Non-current borrowings
Bank loans	2,041	1,845
Capital market issuance:
U.S.$600 million 7.125% notes due 2009	322	304
£350 million 6.875% notes due 2012	361	357
€1,200 million 4.375% notes due 2013	—	867
£450 million 5.5% notes due 2016	—	470
£200 million 6.25% notes due 2018	206	210
Total non-current borrowings	2,930	4,053
Total borrowings	4,052	5,120

Current borrowings and non-current borrowings at September 30, 2007 include interest payable of £4 million (2006: £20 million) and £84 million (2006: £22 million) respectively.

(iii)  Currency analysis and effective interest rates of financial assets and financial liabilities

The currency denomination, the maturities and the effective interest rates of the Group’s financial assets and liabilities as at September 30, 2007 are as follows:

	Maturity
	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		More than 5 years		Total	Weighted average
	£m	%	£m	%	£m	%	£m	%	£m	%
Assets/(liabilities) (before the impact of cross currency swaps and interest rate swaps)

Cash and cash equivalents:
Sterling	98	5.3							98	5.3
Euro	142	3.5							142	3.5
U.S. dollars	40	4.3							40	4.3
Other	100	4.4							100	4.4
Total cash and cash equivalents	380								380
Weighted average receivable interest rate		4.3								4.3

Trade receivables:
Sterling	546	—							546	—
Euro	375	—							375	—
U.S. dollars	54	—							54	—
Other	181	—							181	—
Total trade receivables	1,156	—							1,156	—

Trade payables
Sterling	(45)	—							(45)	—
Euro	(40)	—							(40)	—
U.S. dollars	(19)	—							(19)	—
Other	(36)	—							(36)	—
Total trade payables	(140)	—							(140)	—

Borrowings - by currency:
Sterling	(25)	4.3			(656)	6.8	(680)	5.7	(1,361)	6.2
Euro	(91)	4.6			(1,546)	4.8	(867)	4.3	(2,504)	4.6
U.S. dollars	(950)	5.6	(304)	7.0					(1,254)	5.9
Other	(1)	5.5							(1)	5.5
Total borrowings	(1,067)		(304)		(2,202)		(1,547)		(5,120)

By class of instrument:
Bank borrowings	(1,067)	5.5			(1,845)	5.1			(2,912)	5.3
Capital market issuance			(304)	7.0	(357)	6.8	(1,547)	4.9	(2,208)	5.5
Total borrowings	(1,067)		(304)		(2,202)		(1,547)		(5,120)
Weighted average payable interest rate		5.5		7.0		5.4		4.9		5.4

The effective interest rates shown in the table above have been calculated excluding the accrued interest balances.

The bank borrowings are floating rate liabilities. The majority bear interest at rates set in advance by reference to LIBOR in the case of sterling and U.S. dollars and to EURIBOR in the case of Euro borrowings. The capital market issuance in place at September 30, 2007 bears interest (pre interest rate swaps) at a fixed rate until maturity.

The impact of interest rate swaps and cross currency swaps to manage the resultant interest rate risk arising is shown in section (iv) below.

The currency denomination, the maturities and the effective interest rates of the Group’s financial assets and liabilities as at September 30, 2006 were as follows:

	Maturity
	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		More than 5 years		Total	Weighted average
	£m	%	£m	%	£m	%	£m	%	£m	%
Assets/(liabilities) (before the impact of cross currency swaps and interest rate swaps)

Cash and cash equivalents:
Sterling	67	4.3							67	4.3
Euro	99	2.5							99	2.5
Other	97	3.3							97	3.3
Total cash and cash equivalents	263								263
Weighted average receivable interest rate		3.2								3.2

Trade receivables:
Sterling	573	—							573	—
Euro	256	—							256	—
Other	183	—							183	—
Total trade receivables	1,012	—							1,012	—

Trade payables
Sterling	(37)	—							(37)	—
Euro	(55)	—							(55)	—
Other	(31)	—							(31)	—
Total trade payables	(123)	—							(123)	—

Borrowings - by currency:
Sterling	(24)	5.3			(501)	5.3	(567)	6.6	(1,092)	6.0
Euro	(1,094)	6.2	(1)	9.2	(1,539)	3.5			(2,634)	4.6
U.S. dollars	(1)	5.8			(322)	7.1			(323)	7.1
Other	(3)	4.3							(3)	4.3
Total borrowings	(1,122)		(1)		(2,362)		(567)		(4,052)

By class of instrument:
Bank borrowings	(85)	4.8	(1)	9.2	(2,040)	3.9			(2,126)	4.0
Capital market issuance	(1,037)	6.2			(322)	7.1	(567)	6.6	(1,926)	6.5
Total borrowings	(1,122)		(1)		(2,362)		(567)		(4,052)
Weighted average payable interest rate		6.1		9.2		4.4		6.6		5.2

The effective interest rates shown in the table above have been calculated excluding the accrued interest balances.

The bank borrowings are floating rate liabilities. The majority bear interest at rates set in advance by reference to LIBOR in the case of sterling and U.S. dollars and to EURIBOR in the case of Euro borrowings. The capital market issuance in place at September 30, 2006 bears interest (pre interest rate swaps) at a fixed rate until maturity.

The impact of interest rate swaps and cross currency swaps to manage the resultant interest rate risk arising is shown in section (iv) below.

(iv)  Derivative financial instruments

IAS 39 requires that all derivative financial instruments are recognized in the balance sheet at fair value, with changes in the fair value being recognized in the income statement unless the instrument satisfies the hedge accounting rules under IFRS. The Group hedges underlying exposures in an efficient, commercial and structured manner. However the strict hedging requirements of IAS 39 may lead to some commercially effective hedge positions not qualifying for hedge accounting. As a result, the Group has decided not to apply hedge accounting for its derivative financial instruments as permitted under IAS 39.

The Group separates the borrowing activities from its interest rate risk management decisions by issuing debt in the market or markets that are most appropriate at the time of execution and using derivative financial instruments, such as cross currency swaps and interest rate swaps, to change the debt into the desired currency and into floating interest rate shortly after issue.

The following table sets out the derivative financial instruments held by the Group as at September 30, 2007, and demonstrates the Group’s use of those derivative financial instruments to manage the Group’s foreign currency exchange rate and interest rate exposure. The table presents the nominal value of such instruments used to calculate the contractual payments under such contracts, analyzed by maturity date, together with the related weighted average interest rate where relevant. Some of the interest rate swaps have embedded options and assumptions have been made based on market information and third party advice at September 30, 2007 to determine whether such options are likely to be exercised in order to determine the probable maturity date.

Debt is issued in the market or markets that are most appropriate at the time of execution.

	Matures in financial year ending in
(In £’s million)	2008	2009	2010	2011	2012	There- after	Total
	GBP equivalent at September 30, 2007
Capital market issuance
U.S.$600 million 7.125% notes due 2009		294					294
£350 million 6.875% notes due 2012					350		350
€1,200 million 4.375% notes due 2013						837	837
£450 million 5.5% notes due 2016						450	450
£200 million 6.25% notes due 2018						200	200
Interest accruals and discounts		10			7	60	77
Total capital market issuance		304			357	1,547	2,208

Bank loans and overdrafts, borrowed at LIBOR (or equivalent) plus a margin at the time of borrowing	1,063		1,841				2,904
Interest accruals	4		4				8
Total bank borrowings	1,067		1,845				2,912
Total borrowings	1,067	304	1,845		357	1,547	5,120

Derivative financial instruments are then transacted to change the debt issued into the desired currency and interest basis.

	Financial year ending in											Fair value as at September 30, 2007
	2008	2009		2010	2011		2012		There-after		Total	Asset	Liability
Cross currency swaps
Receive sterling, pay euro:
Notional amount							350	(1)	650	(1)	1,000		92
Sterling interest rate to receive (%)							6.7		5.6		6.0
Interest margin over EURIBOR to pay (%)							1.3		0.8		1.0

Receive US dollar, pay sterling:
Notional amount		294	(1)								294		75
U.S. dollar interest rate to receive (%)		7.1									7.1
Sterling interest margin over LIBOR to pay (%)		1.3									1.3

Euro interest rate derivatives
Interest rate swaps – pay variable, receive fixed:
Notional amount									837		837		34
Weighted average interest rate to receive (%)									4.3		4.3
Weighted average margin over EURIBOR to pay (%)									0.6		0.6

Derivative financial instruments are then transacted to create the desired interest rate risk.

Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount		120			15	(2)	110		50	(3)	295	1	3
Weighted average interest rate to pay (%)		6.4			4.2		6.1		4.3		5.8

Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	63	192		98			1,545	(4)	1,552	(5)	3,450	70	7
Weighted average interest rate to pay (%)	3.1	5.1		3.7			3.9		4.2		4.1

US dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount		275					196	(6)	245	(7)	716		7
Weighted average interest rate to pay (%)		5.1					5.3		5.6		5.4
Collars purchased:
Notional amount		118	(8)		98	(9)					216		1

Total fair value of derivative financial instruments as at September 30, 2007												71	219

Therefore, the overall effect of the interest rate swaps transacted as at September 30, 2007 that were live at this date is to convert £2,728 million of borrowings into a fixed rate with £216 million of borrowings fixed within a set range, see below.

£96 million has been pledged as collateral in respect of derivatives with negative fair values.

(1)   Principal amounts under these cross-currency swaps are exchanged at the start and maturity of these trades.

(2)   The following trade is included within this balance:

£15 million interest rate swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2010.

(3)   The following trade is included within this balance:

£50 million interest rate swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade. This trade is expected to be cancelled in April 2016.

(4)   The following trades are included within this balance:

€75 million forward start three-year interest rate swaps starting in April 2009.

€375 million forward start three-year interest rate swaps starting in May 2009.

(5)   The following trades are included within this balance:

€500 million forward start five-year interest rate swaps starting in April 2012.

€900 million forward start five-year interest rate swaps starting in May 2012

(6)   The following trade is included within this balance:

$400 million forward start three-year interest rate swaps starting in April 2009.

(7)   The following trade is included within this balance:

$500 million forward start five-year interest rate swaps starting in April 2012.

(8)   $240 million interest rate collar maturing in 2009 where the interest rate is fixed within the range 3.55% to 6.00%.

(9)   $200 million interest rate collar maturing in 2011 where the interest rate is fixed within the range 3.78% to 6.00%.

The following table sets out the derivative financial instruments held by the Group as at September 30, 2006.

Debt is issued in the market or markets that are most appropriate at the time of execution.

	Matures in financial year ending in
(In £’s million)	2007	2008	2009	2010	2011	There- after	Total
	GBP equivalent at September 30, 2006
Capital market issuance
€1,500 million 6.25% notes due 2007	1,018						1,018
U.S.$600 million 7.125% notes due 2009			321				321
£350 million 6.875% notes due 2012						350	350
£200 million 6.25% notes due 2018						200	200
Interest accruals and discounts	19		1			17	37
Total capital market issuance	1,037		322			567	1,926

Bank loans and overdrafts, borrowed at LIBOR (or equivalent) plus a margin at the time of borrowing	85	1		2,038			2,124
Interest accruals				2			2
Total bank borrowings	85	1		2,040			2,126
Total borrowings	1,122	1	322	2,040		567	4,052

Derivative financial instruments are then transacted to change the debt issued into the desired currency interest basis.

	Financial year ending in												Fair value as at September 30, 2006
	2007	2008		2009		2010		2011		There-after		Total	Asset	Liability
Cross currency swaps
Receive sterling, pay Euro:
Notional amount										550	(1)	550	5	20
Sterling interest rate to receive (%)										6.5		6.5
Interest margin over EURIBOR to pay (%)										1.2		1.2

Receive U.S. dollar, pay sterling:
Notional amount				321	(1)							321		45
U.S. dollar interest rate to receive (%)				7.1								7.1
Sterling interest margin over LIBOR to pay (%)				1.3								1.3

Euro interest rate derivatives
Interest rate swaps – pay variable, receive fixed:
Notional amount	1,018											1,018	10
Weighted average interest rate to receive (%)	6.1											6.1
Weighted average margin over EURIBOR to pay (%)	1.2											1.2

Derivative financial instruments are then transacted to create the desired interest rate risk

Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	50	140	(2)					50	(3)	185	(4)	425		16
Weighted average interest rate to pay (%)	6.6	6.1						4.3		5.3		5.6

Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	997	61		187		95	(5)			1,586	(6)	2,926	14	38
Weighted average interest rate to pay (%)	4.8	3.1		5.1		3.7				3.9		4.3

Total fair value of derivative financial instruments as at September 30, 2006													29	119

Therefore, the overall effect of the interest rate swaps transacted as at September 30, 2006 that were live at this date is to convert £1,886 million of borrowings into a fixed rate.

£37 million has been pledged as collateral in respect of derivatives with negative fair values.

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

(v)   Hedge of net investments in foreign operations

At September 30, 2007 external loans with a fair value of €3,081 million and $800 million (2006: 3,720 million and nil) and permanent intragroup loans with a fair value of €4,284 million (2006: nil) have been designated as hedges of the net investment in the Group’s foreign operations and are being used to hedge the Group’s exposure to foreign exchange risk on these investments. Gains or losses on the retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investments in the Group’s foreign operations.

In addition, cross currency swaps of €1,516 million (2006: nil) are considered to provide commercial hedges against investment in the Group’s foreign operations. However, since we do not apply hedge accounting for our derivative financial instruments, the fair value gains and losses on these derivatives are recognized in the income statement.

(vi)  Fair values of financial assets and financial liabilities

Set out below is a comparison by category of carrying amounts and fair values of all financial liabilities that are carried in the financial statements at amounts other than fair values.

The carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables, are approximate to their fair value and so are excluded from the analysis below. Derivative financial instruments are excluded as they are carried at fair value.

	2006		2007
(In £’s million)	Carrying amount	Fair value	Carrying amount	Fair value
Current borrowings
Sterling	24	24	25	25
Euro	1,094	1,129	91	91
U.S. dollars	1	1	950	950
Other	3	3	1	1
Total current borrowings	1,122	1,157	1,067	1,067

Non-current borrowings
Sterling	1,068	1,103	1,336	1,291
Euro	1,540	1,540	2,413	2,363
U.S. dollars	322	332	304	314
Total non-current borrowings	2,930	2,975	4,053	3,968

Within the table above it is only the capital market issues that have a fair value different to the carrying value and this has been calculated by comparing the current trading levels of the capital market issues to par.

17   Deferred tax assets/liabilities

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

(In £’s million)	2006	2007
Deferred tax assets	71	52
Deferred tax liabilities	(135)	(208)
	(64)	(156)

Deferred tax expected to be recovered within 12 months:

(In £’s million)	2006	2007
Deferred tax assets	22	19
Deferred tax liabilities	(38)	(17)
	(16)	2

Deferred tax assets

(In £’s million)	Excess of capital allowances over depreciation	Retirement benefits	Fair value losses	Other temporary differences	Total
As at October 1, 2006	(23)	57	—	37	71
Credited/(charged) to income statement	(8)	—	—	(1)	(9)
Credited/(charged) to equity	—	(10)	—	—	(10)
Transfers	8	(4)	—	(4)	—
As at September 30, 2007	(23)	43	—	32	52

As at October 1, 2005	—	39	—	23	62
Credited/(charged) to income statement	21	(3)	—	3	21
Credited/(charged) to equity	—	4	—	—	4
Transfers	(44)	17	—	11	(16)
As at September 30, 2006	(23)	57	—	37	71

Deferred tax liabilities

(In £’s million)	Excess of depreciation over capital allowances	Retirement benefits	Fair value gains	Other temporary differences	Total
As at October 1, 2006	(27)	(113)	22	(17)	(135)
Credited/(charged) to income statement	(16)	(11)	(15)	18	(24)
Credited/(charged) to equity	—	(49)	—	—	(49)
Transfers	(8)	4	—	4	—
As at September 30, 2007	(51)	(169)	7	5	(208)

As at October 1, 2005	(72)	(77)	22	16	(111)
Credited/(charged) to income statement	1	(8)	—	(12)	(19)
Credited/(charged) to equity	—	(28)	—	7	(21)
Transfers	44	—	—	(28)	16
As at September 30, 2006	(27)	(113)	22	(17)	(135)

Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. No deferred tax assets for tax losses have been recognized at September 30, 2007 (2006: nil). Potential deferred tax assets of £9 million as at September 30, 2007 (2006: £13 million) have not been recognized due to the uncertainty of the utilization of the underlying tax losses in certain jurisdictions.

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

The results of the most recent available actuarial valuations for the principal Group schemes (outside Germany) have been updated to September 30, 2007 by Watson Wyatt Limited, actuaries and consultants, in order to determine the amounts to be included in the balance sheet and income statement.

Actuarial valuations of the pension liabilities of Reemtsma Cigarettenfabriken GmbH pension schemes were undertaken by Russ, Dr Zimmerman und Partner at September 30, 2007.

Amounts recognized in the income statement

(In £’s million)	2005	2006	2007

Current service cost	38	43	38
Past service cost	(4)	—	2
Losses from special termination benefits	14	4	16
Curtailment gains	(6)	—	(6)
Defined benefit charges included in employment costs	42	47	50
Interest on retirement benefit liabilities	147	142	149
Expected return on retirement benefit assets	(169)	(188)	(203)
Retirement benefits net financing income included in finance costs (note5)	(22)	(46)	(54)
Total defined benefit scheme costs/(income)	20	1	(4)

Defined benefit charges in profit from operations	42	47	50
Defined contribution charges in profit from operations	2	4	4
Total pension costs in profit from operations (note 4)	44	51	54

Pensions costs are charged to profit from operations in the income statement as follows:

(In £’s million)
Cost of sales	24	27	29
Distribution, advertising and selling costs	11	13	13
Administrative expenses	9	11	12
	44	51	54

Defined benefit schemes – amounts recognized in the balance sheet

(In £’s million)	2006	2007
Present value of funded obligations	(2,665)	(2,648)
Fair value of scheme assets	3,035	3,238
	370	590
Present value of unfunded obligations	(407)	(385)
	(37)	205

Recognized in the balance sheet as:

(In £’s million)	2006	2007
Retirement benefit assets	397	602
Retirement benefit liabilities	(434)	(397)
	(37)	205

Defined benefit schemes obligations – changes in present value

(In £’s million)	2006	2007
Defined benefit obligation as at October 1	3,007	3,072
Current service cost	43	38
Past service cost	—	2
Interest cost	142	149
Actuarial losses/(gains)	44	(81)
Contributions by employees	1	2
Exchange movements	(5)	18
Benefits paid	(165)	(177)
Special termination benefits	7	16
Curtailment gains	(2)	(6)
As at September 30	3,072	3,033

Defined benefit schemes assets – changes in fair value

(In £’s million)	2006	2007
As at October 1	2,828	3,035
Expected return	188	203
Actuarial gains	144	121
Contributions by employees	1	2
Contributions by employer	42	46
Exchange movements	(3)	8
Benefits paid	(165)	(177)
As at September 30	3,035	3,238

The actual return on defined benefit scheme assets was £324 million (2006: £332 million).

(In £’s million)	2006	2007
Net actuarial gains recognized in Statement of Recognized Income and Expense	100	202
Cumulative net actuarial gains recognized in Statement of Recognized Income and Expense	201	403

Defined benefit schemes – principal actuarial assumptions used

	U.K.	Germany	Other*
2007
Discount rate	5.90%	5.30%	5.28%
Expected return on scheme assets	7.08%	n/a	6.06%
Future salary increases	5.15%	3.00%	3.81%
Future pension increases	3.40%	1.90%	2.23%
Inflation	3.40%	1.90%	2.20%

2006
Discount rate	5.10%	4.60%	4.62%
Expected return on scheme assets	6.99%	n/a	5.97%
Future salary increases	4.85%	3.00%	3.81%
Future pension increases	3.10%	1.90%	2.23%
Inflation	3.10%	1.90%	2.15%

2005
Discount rate	5.00%	4.30%	4.29%
Expected return on scheme assets	6.89%	n/a	5.12%
Future salary increases	4.55%	2.85%	3.57%
Future pension increases	2.80%	1.60%	1.89%
Inflation	2.80%	1.60%	2.09%

*Values shown are the weighted averages of the rates used in the calculations for schemes outside the U.K. and Germany.

Assumptions regarding future mortality experience are set based on advice that uses published statistics and experience in each territory, and are provided in the table below for the defined benefit schemes in the U.K. and Germany, which in aggregate represent 92% (2006: 92%) of the Group’s total defined benefit scheme obligations at the year end. The average life expectancy, in years, of a pensioner retiring at age 65 is as follows:

	U.K.		Germany
	Male	Female	Male	Female
2007
Life expectancy at age 65 (years):
Member currently aged 65	19.5	21.3	17.9	22.0
Member currently aged 50	20.6	22.2	19.9	24.0

2006
Life expectancy at age 65 (years):
Member currently aged 65	18.4	19.9	17.7	21.8
Member currently aged 50	19.1	20.7	19.8	23.8

2005
Life expectancy at age 65 (years):
Member currently aged 65	18.4	19.9	17.6	21.7
Member currently aged 50	19.1	20.7	19.8	23.7

Major categories of scheme assets and their expected rates of return

2007

	U.K.			Other*
(In £’s million unless otherwise indicated)	Expected return per annum	Fair value	Percentage of total U.K. assets	Expected return per annum	Fair value	Percentage of total other assets

Equities	8.1%	1,794	60.0%	7.3%	111	44.8%
Bonds	5.1%	837	28.0%	4.8%	111	44.8%
Property	6.8%	329	11.0%	5.5%	18	7.2%
Other	4.9%	30	1.0%	4.8%	8	3.2%
		2,990	100.0%		248	100.0%

2006

	U.K.			Other*
(In £’s million unless otherwise indicated)	Expected return per annum	Fair value	Percentage of total U.K. assets	Expected return per annum	Fair value	Percentage of total other assets

Equities	8.0%	1,767	63.0%	7.8%	101	44.5%
Bonds	4.5%	645	23.0%	4.3%	104	45.8%
Property	6.7%	365	13.0%	—	—	—
Other	4.1%	28	1.0%	5.6%	22	9.7%
		2,805	100.0%		227	100.0%

2005

	U.K.			Other*
(In £’s million unless otherwise indicated)	Expected return per annum	Fair value	Percentage of total U.K. assets	Expected return per annum	Fair value	Percentage of total other assets

Equities	7.9%	1,616	62.0%	7.7%	92	42.0%
Bonds	4.4%	625	24.0%	3.8%	105	47.9%
Property	6.7%	365	14.0%	—	15	6.8%
Other	3.8%	—	0.0%	3.6%	7	3.3%
		2,606	100.0%		219	100.0%

*Values shown are the weighted averages of the rates used in the calculations for schemes outside of the U.K. £4 million (2006: £3 million) of assets related to the German unfunded schemes are not shown separately.

The derivation of the overall expected return on assets reflects the actual asset allocation at the measurement date combined with an expected return of each asset class. The bond return is based on the prevailing return available on fixed interest gilts. The return on equities and property is based on a number of factors including:

•      the income yield at the measurement date;

•      the long-term growth prospects for the economy in general;

•      the long-term relationship between each asset class and bond returns; and

•      the movement in market indices since the previous measurement date.

Excluding any self-investment through pooled fund holdings, the Imperial Tobacco Pension Fund has no investments (2006: investments valued at approximately £7 million) in Imperial Tobacco Group PLC’s own financial instruments.

History of the plans for the current and prior years

(In £’s million)	2005	2006	2007
As at September 30
Present value of defined benefit obligations	3,007	3,072	3,033
Fair value of total plan assets	2,828	3,035	3,238
Net total deficit/(surplus) on plans	179	37	(205)
Experience adjustments on total plan liabilities	(9)	—	(19)
Experience adjustments on total plan assets	333	144	121

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2005 reporting period.

The main U.K. Group scheme is the Imperial Tobacco Pension Fund (the “ ITPF”).  An actuarial valuation of the ITPF (the triennial valuation, for funding purposes) was made at March 31, 2004 by Watson Wyatt Limited.  The assumptions which had the most significant effect when valuing the ITPF’s liabilities were those relating to the rate of investment return on the ITPF’s existing assets, the rates of increase in pay and pensions and estimated mortality rates.  On the basis that the ITPF is continuing, it was assumed that the future investment returns relative to market values at the valuation date would be 5.85% per annum and that pay and pension increases would average 4.5% and 2.75% respectively.  The assets were brought into account at their market value.

At March 31, 2004 the market value of the assets of the ITPF was £2,248 million.  The total assets were sufficient to cover 108% of the benefits that had accrued to members for past service, after allowing for expected future pay increases.  However, the assets were not sufficient to cover future service benefits for current members and, as a result of this deficiency, the Group recommenced payment of employer’s contributions during fiscal 2005 at the level of £10 million per year as set by the ITPF Actuary.  The financial position of the ITPF and the level of contributions to be paid will be reviewed at the next actuarial valuation, which is expected to be completed by the end of 2007 and will consider the scheme as at March 31, 2007.

Assuming the level of contributions to the IPTF remains at £10 million following completion of the ITPF triennial valuation (which may not prove to be the case) the Group expects to contribute a total of £20 million to its funded defined benefit schemes in the year to September 30, 2008.

19   Provisions

(In £’s million)	Restructuring	Other	Total
As at October 1, 2004	52	37	89
Exchange movements	—	1	1
Additional provisions charged to the income statement	57	1	58
Amounts used	(38)	(4)	(42)
As at October 1, 2005	71	35	106
Additional provisions charged to income statement	45	11	56
Amounts used	(53)	(14)	(67)
As at October 1, 2006	63	32	95
Exchange movements	1	1	2
Additional provisions charged to the income statement	—	7	7
Amounts used	(39)	(7)	(46)
As at September 30, 2007	25	33	58

Analyzed as:

(In £’s million)	2005	2006	2007
Current	50	56	26
Non-current	56	39	32
	106	95	58

The restructuring provision relates to factory closures announced in prior years.  The provision will unwind over several years as termination payments are made over an extended number of years in a number of E.U. countries.

Other provisions principally relate to holiday pay, employee benefits and commercial legal claims.  These liabilities are expected to crystallize within the next five years.

20   Share capital

(In £’s million)	2006	2007
Authorized
56,040,000,000 ordinary shares of 10p each (2006: 1,000,000,000)	100	5,604
Issued and fully paid
729,200,921 (2006: 729,200,921) ordinary shares of 10p each	73	73

The authorized share capital was increased to 56,040,000,000 ordinary shares of 10 pence each at the Extraordinary General Meeting held on August 13, 2007 in connection with the proposed acquisition of Altadis.

21   Share schemes

The Group recognized total expenses of £16 million (2006: £16 million; 2005: £11 million) related to share-based payment transactions during the year (note 4).

The Group operates a number of share-based employee benefit schemes.

International Sharesave Plan

Under the Plan, the Board may offer options to purchase ordinary shares or American Depositary Shares (“ADSs”) in the Company to non-U.K. employees who enter into a savings contract.  The price at which options may be offered varies depending on local laws, but for ordinary shares will not be less than 80% of the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to invitation.  In respect of ADSs the price will not be less than 80% of the closing price on the New York Stock Exchange on the same day.  The options may normally be exercised during the six months after expiry of the savings contract, three years after entering the Plan.  The majority of awards under the International Sharesave Plan are equity-settled.

Under the U.K. Sharesave Scheme, which is part of the International Plan, the Board may offer options to purchase ordinary shares in the Company to U.K. employees who enter into an HM Revenue and Customs approved Save as You Earn (“SAYE”) savings contract.  The options may normally be exercised during the six months after expiry of the SAYE contract, either three or five years after entering the Scheme.  The U.K. Sharesave Scheme is equity-settled.

Long-Term Incentive Plan (“LTIP”)

Each year since demerger in 1996, annual awards specified as a percentage of basic salary have been made to Executive Directors under the LTIP, with awards at a lower level made to other senior executives.  The awards, which vest three years after grant, are subject to the satisfaction of specified performance criteria, measured over a three-year performance period.  All grants are at the absolute discretion of the Remuneration Committee, with no employee having the right to receive such a grant.  Further information relating to the performance criteria and the terms of the scheme are set out in the Directors’ Remuneration Report. All awards under the LTIP are equity-settled.

In respect of the November 2003 – November 2006 award, based on earnings per share, 100% of the award vested in full on November 18, 2006.  In respect of the November 2004 – November 2007 award, based on earnings per share, 91.8% of the award vested on November 9, 2007.

Share Matching Scheme

The Share Matching Scheme is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares.  The majority of the awards under the Share Matching Scheme are equity-settled.

Executive Directors and most of the Group’s management may elect to invest any proportion of their gross bonus (capped at 100% of base salary for the Chief Executive and Finance Director and 75% for the other Executive Directors)  in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts.  Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the Group, the participant will receive the original shares plus additional shares.  The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the Group.  The matching of the Executive Directors’ shares is subject to performance criteria as set out in the Directors’ Remuneration Report.

In 2002, to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited, all employees of the Company and its wholly owned subsidiaries employed on December 10, 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts.  Provided these shares were left in the Trusts, the lodged shares were matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they were retained for the full five years to August 12, 2007.  The Centenary Scheme is equity-settled.

Employee Share Ownership Trusts (“ESOTs”)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust (the” Trusts”) have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of LTIPs and on the vesting of the share matching awards.  At September 30, 2007, the Trusts held 4.8 million (2006: 4.2 million) ordinary shares with a nominal value of £475,574, all acquired in the open market at a cost of £94.2 million (2006: £69.5 million).  The acquisition of shares by the Trusts has been financed by a gift of £19.2 million and an interest-free loan of £158.9 million.  None of the ESOT shares has been allocated to employees or Directors as at September 30, 2007.  All finance costs and administration expenses connected with the ESOTs are charged to the income statement as they accrue.  The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

Cash settled schemes

As noted above certain awards are cash-settled.  The total liability recognized in the balance sheet as at September 30, 2007 in respect of cash-settled awards was £0.4 million (2006: £0.4 million).

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

(Number of shares)

			Year from October 1, 2006 to September 30, 2007
Date of grant	Granted	Outstanding at October 1, 2005	Outstanding at start of year	Exercisable at start of year	Exercised in year	Lapsed/ Cancelled in year	Outstanding at end of year	Exercisable at end of year
Sharesave options
U.K.
June 7, 2001	758,286	218,131	14,165	14,165	(14,165)	—	—	—
May 31, 2002	820,132	331,730	298,074	—	(281,721)	(1,761)	14,592	14,592
June 4, 2003	638,919	534,653	192,923	9,245	(31,455)	(8,133)	153,335	—
May 26, 2004	423,863	391,384	366,049	—	(224,726)	(19,556)	121,767	12,954
May 23, 2005	395,313	392,265	372,053	—	(26,500)	(38,282)	307,271	—
May 22, 2006	322,347	—	318,670	—	(4,650)	(29,219)	284,801	—
May 29, 2007	292,931	—	—	—	—	(1,283)	291,648	—

International
June 18, 2002	65,897	4,339	—	—	—	—	—	—
June 4 – June 17, 2003	639,579	497,109	116,302	116,302	(79,182)	(37,120)	—	—
May 26 – June 4, 2004	162,479	152,597	138,288	—	(115,337)	(10,556)	12,395	12,395
May 23 – June 1, 2005	171,189	169,168	159,122	—	(1,577)	(9,014)	148,531	—
May 22 – June 1, 2006	301,612	—	295,842	—	(200)	(14,634)	281,008	—
May 29 – June 8, 2007	268,757	—	—	—	—	(1,356)	267,401	—

U.S.**
June 17, 2003	7,028	7,028	—	—	—	—	—	—
June 4, 2004	2,580	2,580	2,580	—	(2,440)	(140)	—	—
June 1, 2005	5,818	5,818	5,818	—	—	(2,928)	2,890	—
June 1, 2006	4,312	—	4,312	—	—	—	4,312	—
June 8, 2007	41,550	—	—	—	—	—	41,550	—

	5,322,592	2,706,802	2,284,198	139,712	(781,953)	(173,982)	1,931,501	39,941

Conditional awards
Share matching scheme
August 12, 2002 – Centenary Scheme	231,941	181,972	163,993	—	(159,776)	(4,217)	—	—
January 29, 2002	650,767	—	—	—	—	—	—	—
January 29, 2003	762,883	573,009	—	—	—	—	—	—
January 29, 2004	999,733	835,815	746,787	—	(738,095)	(8,692)	—	—
January 29, 2005	832,855	797,971	772,273	—	(20,932)	(19,457)	681,884	—
February 15, 2006	796,653	—	778,153	—	(8,546)	(32,895)	736,712	—
February 15, 2007	650,967	—	—	—	(709)	(8,415)	641,843	—

	4,925,799	2,388,767	2,411,206	—	(928,058)	(73,676)	2,060,439	—

Long-term incentive plan
November 25, 2002	474,547	311,653	—	—	—	—	—	—
November 18, 2003	481,180	378,193	331,558	—	(331,448)	(110)	—	—
November 9, 2004	355,861	343,071	302,866	—	(4,321)	(4,695)	293,850	—
November 2, 2005	390,512	—	381,234	—	(1,214)	(1,634)	378,386	—
November 1, 2006	354,369	—	—	—	(428)	(2,496)	351,445	—

	2,056,469	1,032,917	1,015,658	—	(337,411)	(8,935)	1,023,681	—

Total options/awards	12,304,860	6,128,486	5,711,062	139,712	(2,047,422)	(256,593)	5,015,621	39,941

**Granted as American Depositary Shares, each representing two ordinary shares and denominated in U.S. dollars.

(In £’s unless stated otherwise)

		Year from October 1, 2004 to September 30, 2005*		Year from October 1, 2005 to September 30, 2006*		Year from October 1, 2006 to September 30, 2007*
Date of grant	Share price at grant date	Share price at date of exercise for shares exercised during the year	Contractual life of options/ awards outstanding at end of year (months)	Share price at date of exercise for shares exercised during the year	Contractual life of options/ awards outstanding at end of year (months)	Share price at date of exercise for shares exercised during the year	Contractual life of options/ awards outstanding at end of year (months)	Exercise price of options/ awards outstanding at end of year
Sharesave options
U.K.
June 19, 1999	6.25	13.81	n/a	n/a	n/a	n/a	n/a	n/a
June 5, 2000	4.68	15.09	n/a	n/a	n/a	n/a	n/a	n/a
June 7, 2001	6.58	13.39	15	17.44	3	19.94	n/a	n/a
May 31, 2002	11.55	14.75	26	17.00	15	21.42	3	8.24
June 4, 2003	10.79	14.46	25	18.01	26	20.61	16	8.22
May 26, 2004	12.29	14.9	37	17.15	25	21.48	25	10.08
May 23, 2005	14.79	n/a	48	17.99	36	21.38	25	11.73
May 22, 2006	16.38	n/a	n/a	n/a	48	22.16	36	13.95
May 29, 2007	21.47	n/a	n/a	n/a	n/a	n/a	50	17.22

International
June 7 – June 18, 2001	6.58 – 6.66	13.13	n/a	n/a	n/a	n/a	n/a	n/a
June 18, 2002	10.91	15.19	4	16.97	n/a	n/a	n/a	n/a
June 4 – June 17, 2003	10.40 – 10.79	14.40	16	17.95	4	19.06	n/a	n/a
May 26 – June 4, 2004	12.24 – 12.29	15.12	28	16.99	16	21.52	4	10.08
May 23 – June 1, 2005	14.79 – 15.01	n/a	40	17.20	28	22.03	16	11.74
May 22 – June 1, 2006	16.38 – 16.48	n/a	n/a	n/a	40	22.23	28	13.95
May 29 – June 8, 2007	21.47 – 21.56	n/a	n/a	n/a	n/a	n/a	40	17.22

U.S.**
June 18, 2002	$ 16.22	$ 28.10	n/a	n/a	n/a	n/a	n/a	n/a
June 17, 2003	$ 17.56	n/a	16	$ 34.33	n/a	n/a	n/a	n/a
June 4, 2004	$ 22.50	n/a	28	n/a	16	$ 45.71	n/a	n/a
June 1, 2005	$ 27.23	n/a	40	n/a	28	n/a	16	$ 22.49
June 1, 2006	$ 30.76	n/a	n/a	n/a	40	n/a	28	$ 24.92
June 8, 2007	$ 42.40	n/a	n/a	n/a	n/a	n/a	40	$ 34.34

Conditional awards
Share matching scheme
August 12, 2002 – Centenary Scheme		14.26	22	16.93	10	21.52	n/a	n/a
January 29, 2002		13.90	n/a	n/a	n/a	n/a	n/a	n/a
January 29, 2003		14.20	4	16.59	n/a	n/a	n/a	n/a
January 29, 2004		14.31	16	16.90	4	22.02	n/a	n/a
January 29, 2005		15.64	28	17.00	16	20.64	4	n/a
February 15, 2006		n/a	n/a	16.81	29	20.61	17	n/a
February 15, 2007		n/a	n/a	n/a	n/a	22.31	29	n/a

Long-term incentive plan
November 26, 2001		13.66	n/a	n/a	n/a	n/a	n/a	n/a
November 25, 2002		14.05	2	16.89	n/a	n/a	n/a	n/a
November 18, 2003		14.19	14	17.01	2	20.50	n/a	n/a
November 9, 2004		14.94	25	16.95	13	21.40	1	n/a
November 2, 2005		n/a	n/a	16.78	25	19.26	13	n/a
November 1, 2006		n/a	n/a	n/a	n/a	21.36	25	n/a

*All measures in these columns are weighted averages.

**Granted as American Depositary Shares, each representing two ordinary shares and denominated in U.S. dollars.

The exercise price of options/awards is fixed over the life of each option/award.

The weighted average exercise prices were:

	2005	2006	2007
Outstanding at the start of the year	£ 7.79	£ 9.05	£ 10.99
Granted during the year	£ 11.74	£ 13.95	£ 17.08
Exercised during the year	£ 6.10	£ 7.57	£ 9.14
Lapsed/cancelled during the year	£ 8.59	£ 9.73	£ 11.16
Outstanding at the end of the year	£ 9.05	£ 10.99	£ 13.63
Exercisable at the end of the year	£ 5.06	£ 7.88	£ 9.41

The weighted average fair value of options granted during the year was £5.08 (2006: £3.75: 2005: £3.33).

Pricing

For the purposes of valuing awards to calculate the share-based payment charge, the Black-Scholes option pricing model has been used for all the share option and share matching schemes and for the LTIPs except for the LTIPs granted since November 2005, where the Monte Carlo model has been used.

A summary of the assumptions used in the Black-Scholes model for 2005, 2006 and 2007 is as follows:

	2005			2006		2007
	Sharesave	Share Match	LTIP	Sharesave	Share Match	Sharesave	Share Match
Risk-free interest rate	3.5% – 4.3%	4.4%	4.6%	3.6% – 5.5%	4.2%	4.6% - 5.5%	5.2%
Volatility	21.0%– 24.0%	23.0%	23.0%	16.0% – 21.0%	17.0%	15.0% - 20.0%	17.0%
Expected lives of options granted	3 – 5 yrs + 6 mths	3 yrs	3 yrs	3 – 5 yrs + 6 mths	3 yrs	3 – 5 yrs + 6 mths	3 yrs
Dividend yield	4.4%	4.4%	4.4%	3.9%	3.9%	3.6%	3.6%
Fair value	£ 2.76 - £3.55	£ 12.30	£ 11.21	£ 3.46 - £4.33	£ 15.58	£ 4.62 - £5.75	£ 19.69
Share price used to determine exercise price	£ 14.66 - £15.50	£ 14.02	£ 12.79	£ 16.69 - £17.44	£ 17.52	£ 21.53 - £21.83	£ 21.96
Exercise price	£ 11.73 - £12.40	n/a	n/a	£ 13.35 - £13.95	n/a	£ 17.22 - £17.46	n/a

Market condition features were incorporated into the Monte Carlo model for total shareholder return elements of the LTIP, in determining fair value at grant date.  Assumptions used in this model were as follows:

	2006	2007
Future Imperial Tobacco Group share price volatility	16.0%	15.0%
Future Imperial Tobacco Group dividend yield	3.8%	3.6%
Share price volatility of tobacco and alcohol comparator group	16.0%-30.0%	13.0%-21.0%
Share price volatility FTSE 100 comparator group	13.0%-94.0%	11.0%-46.0%
Correlation between Imperial Tobacco and the companies in the alcohol and tobacco comparator group	23.0%	26.0%
Correlation between Imperial Tobacco and the companies in the FTSE 100 comparator group	21.0%	20.0%

For both the Black-Scholes model and the Monte Carlo model, volatility is determined based on the three or five year share price history (the time period being determined by the length of the scheme).

22   Changes in equity

(In £’s million)	Share capital	Share premium	Retained earnings	Exchange translation reserve	Equity attributable to equity holders of the Company
As at October 1, 2005	73	964	(364)	19	692
Profit for the year attributable to equity holders of the Company	—	—	851	—	851
Actuarial gains on retirement benefits	—	—	100	—	100
Deferred tax relating to net actuarial gains on retirement benefits	—	—	(24)	—	(24)
Deferred tax on other items taken directly to or transferred from equity	—	—	7	—	7
Proceeds from sale of shares held by Employee Share Ownership Trusts	—	—	7	—	7
Purchase of shares held by Employee Share Ownership Trusts	—	—	(55)	—	(55)
Cost of employees’ services compensated by share schemes	—	—	14	—	14
Increase in own shares held as treasury shares	—	—	(556)	—	(556)
Dividends paid	—	—	(406)	—	(406)
Other movements	—	—	3	—	3
Exchange movements	—	—	—	(54)	(54)
As at September 30, 2006	73	964	(423)	(35)	579

Profit for the year attributable to equity holders of the Company	—	—	905	—	905
Actuarial gains on retirement benefits	—	—	202	—	202
Deferred tax relating to net actuarial gains on retirement benefits	—	—	(59)	—	(59)
Current tax on other items taken directly to or transferred from equity	—	—	5	—	5
Proceeds from sale of shares held by Employee Share Ownership Trusts	—	—	7	—	7
Purchase of shares held by Employee Share Ownership Trusts	—	—	(55)	—	(55)
Cost of employees’ services compensated by share schemes	—	—	15	—	15
Increase in own shares held as treasury shares	—	—	(105)	—	(105)
Dividends paid	—	—	(434)	—	(434)
Exchange movements	—	—	—	58	58
As at September 30, 2007	73	964	58	23	1,118

Cumulative goodwill of £2,410 million relating to acquisitions prior to 1998 was written off directly to reserves in line with the requirements of the accounting standards that were in force at the time.  Cumulative exchange translation gains prior to October 1, 2004 amounting to £106 million are held within retained earnings.

	2006		2007
Treasury shares (In £’s million unless otherwise indicated)	Millions of shares	Cost	Millions of shares	Cost
As at October 1	13.5	201	46.0	757
Net investment in own shares in the year	32.5	556	5.7	105
As at September 30	46.0	757	51.7	862

Shares held by Employee Share Ownership Trusts
(In millions of shares)	2006	2007
As at October 1	3.0	4.2
Distribution of shares held by Employee Share Ownership Trusts	(1.9)	(2.0)
Purchase of shares held by Employee Share Ownership Trusts	3.1	2.6
As at September 30	4.2	4.8

23     Minority interests

(In £’s million)	2006	2007
As at October 1	19	19
Exchange movements	—	1
Share of net profit	7	7
Dividends	(7)	(4)
As at September 30	19	23

24          Acquisitions

2007

On April 2, 2007, the Group acquired from Houchens Industries Inc 100% of the share capital of CBHC Inc, which trades as Commonwealth Brands and manufactures and sells quality discount cigarettes across the U.S.  The acquired business contributed revenue of £252 million and profit from operations of £35 million after charging trademark amortization of £17 million in the period from April 2, 2007 to September 30, 2007.  If the acquisition had occurred on October 1, 2006, Group revenue would have been £12,561 million and Group profit from operations for the year would have amounted to £1,446 million, these amounts having been estimated by including Commonwealth Brands’ results for the six months prior to acquisition adjusted to reflect the Group’s accounting policies and changes in depreciation and amortization due to the fair value adjustments.

During the year the Group also acquired interests in a number of small businesses including in January 2007 a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia.  The aggregate consideration for these acquisitions amounted to £1 million.  Full IFRS disclosures have not been provided for these small acquisitions as they are not considered to be significant to the Group as a whole.

Details of Commonwealth Brands’ net assets acquired are as follows:

(In £’s million)	Book value	Fair value adjustments	Fair value under IFRS
Trademarks	163	507	670
Property, plant and equipment	14	(4)	10
Inventories	37	—	37
Trade and other receivables	6	—	6
Unrestricted cash	29	—	29
Restricted cash	123	—	123
Trade and other payables	(177)	(4)	(181)
Dividend payable to Houchens by Commonwealth Brands	(194)	—	(194)
Borrowings	(279)	—	(279)
Net assets acquired	(278)	499	221
Goodwill			305
Total consideration			526

The fair value adjustment in respect of trademarks relates to Commonwealth Brands’ cigarette brands, principally USA Gold and Sonoma, which have been independently valued using the income method.  The trademarks are being amortized over their estimated useful lives of 20 years.  Goodwill represents a strategic premium to immediately establish critical mass in the U.S. market and acquire assembled sales, manufacturing and distribution workforces.

Consideration for Commonwealth Brands satisfied by:

(In £’s million)
Cash	516
Direct costs related to the acquisition	10
Total consideration	526

The purchase price Commonwealth Brands on a debt free basis is as follows:

(In £’s million)
Total consideration	526
Dividend payable to Houchens by Commonwealth Brands	194
Borrowings at acquisition	279
Unrestricted cash	(29)
Total purchase price	970

Cash flows relating to acquisitions were as follows:

(In £’s million)
Commonwealth Brands
Total consideration	526
Dividend paid to Houchens at acquisition	194
Borrowings repaid at acquisition	279
Unrestricted cash acquired	(29)
970
Other businesses acquired	1
Total cash flows arising due to acquisitions	971
Direct costs related to Commonwealth Brands acquisition not paid at the Balance Sheet date	(5)

Acquisition cash flows reflected in investing activities in consolidated cash flow statement	966

2006

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

In December 2005, the Group made the final payment of deferred consideration of £56 million in respect of the acquisition of Tobaccor SA.  This amount had been accounted for as a liability since the original transaction in 2002.

2005

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

25   Commitments

Capital commitments (In £’s million)	2006	2007
Contracted but not provided for: Property, plant and equipment	30	50

Operating lease commitments
Total future minimum lease payments under non-cancellable operating leases consist of leases where payments fall due:
Property
Within one year	5	5
Between one and five years	14	12
Beyond five years	10	10
	29	27
Plant and equipment (including fixtures and motor vehicles)
Within one year	2	2
Between one and five years	3	4
	5	6

26   Legal proceedings

The Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects.  In the opinion of the Group’s lawyers, the Group has meritorious defenses to these actions, all of which are being vigorously contested.  Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the Group.

27          Cash flows from operating activities

(In £’s million)	2005	2006	2007
Profit for the year	790	858	912
Adjustments for:
Taxation	288	310	325
Finance costs	342	426	499
Investment income	(180)	(283)	(318)
Depreciation, amortization and impairment	110	120	115
Profit on disposal of property, plant and equipment	—	—	(2)
Net retirement benefits	—	5	4
Share-based payments	—	16	15
Movement in provisions	11	(11)	(37)
Operating cash flows before movements in working capital	1,361	1,441	1,513

(Increase)/decrease in inventories	(10)	59	(141)
Increase in trade and other receivables	(47)	(99)	(149)
Increase/(decrease) in trade and other payables	78	(10)	96
Movement in working capital	21	(50)	(194)
Taxation paid	(239)	(236)	(320)
Net cash flows from operating activates	1,143	1,155	999

28          Analysis of net debt

The movements in cash and cash equivalents, borrowings and derivative financial instruments in the year were as follows:

(In £’s million)	Cash and cash equivalents	Current borrowings	Non-current borrowings	Derivative financial instruments	Total

As at October 1, 2006	263	(1,122)	(2,930)	(90)	(3,879)
Exchange movements	13	17	(31)	—	(1)
Cash flow	104	23	(1,030)	—	(903)
Accretion of interest	—	15	(62)	—	(47)
Change in fair values	—	—	—	(58)	(58)
As at September 30, 2007	380	(1,067)	(4,053)	(148)	(4,888)

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

(In £’s million)	2006	2007
Reported net debt	(3,879)	(4,888)
Accrued interest	41	88
Fair value of interest rate derivatives	16	15
Adjusted net debt	(3,822)	(4,785)

29   Reconciliation of cash flow to movement in net debt

(In £’s million)	2006	2007
Increase in cash and cash equivalents	10	104
Increase in borrowings	(1,356)	(2,324)
Repayment of borrowings	795	1,317
Change in net debt resulting from cash flows	(551)	(903)
Exchange movements	29	(1)
Other non-cash movements including revaluation of derivative financial instruments	(20)	(105)
Movement in net debt during the year	(542)	(1,009)
Opening net debt	(3,337)	(3,879)
Closing net debt	(3,879)	(4,888)

30   Summary of differences between IFRS and U.S. generally accepted accounting principles (‘U.S. GAAP’)

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

(In £’s million)	Explanation reference	2005	2006	2007
Profit attributable to shareholders under IFRS		784	851	905
U.S. GAAP adjustments:
Pensions	(i)	(2)	1	(2)
Amortization of other intangible assets	(ii)	(100)	(99)	(73)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iii)	(35)	—	—
Employee related benefits	(iv)	(9)	(12)	(3)
Deferred tax on adjustments	(v)	42	38	90
Net income under U.S. GAAP before cumulative effect of accounting change		680	779	917
Cumulative effect of accounting principle		—	(1)	—
Net income under U.S. GAAP		680	778	917

(In pence)	Explanation Reference	2005		2006		2007
Amounts in accordance with U.S. GAAP
Basic net income per ordinary share before cumulative effect of accounting change		94.2	p	111.8	p	136.1	p
Cumulative effect of change in accounting principle		—		(0.1	)p	—
Basic net income per ordinary share	(vi)	94.2	p	111.7	p	136.1	p
Basic net income per ADS before cumulative effect of accounting change		188.4	p	223.6	p	272.2	p
Cumulative effect of change in accounting principle		—		(0.2	)p	—
Basic net income per ADS	(vi)	188.4	p	223.4	p	272.2	p
Diluted net income per ordinary share before cumulative effect of accounting change		93.8	p	111.3	p	135.5	p
Cumulative effect of change in accounting principle		—		(0.1	)p	—
Diluted net income per ordinary share	(vi)	93.8	p	111.2	p	135.5	p
Diluted net income per ADS before cumulative effect of accounting change		187.6	p	222.6	p	271.0	p
Cumulative effect of change in accounting principle		—		(0.2	)p	—
Diluted net income per ADS	(vi)	187.6	p	222.4	p	271.0	p

(In £’s million)	Explanation Reference	2006	2007
Equity shareholders’ funds under IFRS		579	1,118
U.S. GAAP adjustments:
Pensions	(i)	35	6
Goodwill	(ii)	(828)	(854)
Other intangible assets, less accumulated amortization of £549 million (2006: £462 million)	(ii)	2,688	2,690
Employee related benefits	(iv)	(12)	(10)
Deferred tax on adjustments	(v)	(959)	(867)
Shareholders’ funds under U.S. GAAP		1,503	2,083

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.

(i)      Pensions

Under IFRS, pensions costs and liabilities are accounted for under the rules set out in International Accounting Standard 19 “Employee Benefits” (“IAS 19”).  The pension cost for the year is based on an actuarial valuation at the start of the financial period.  The current service cost is charged to profit from operations.  The expected return on plan assets and the interest cost are included within finance costs in the income statement.  Actuarial gains and losses arise when the values of plan assets and liabilities are re-measured at the balance sheet date.  They result where actual events during the year differ from the actuarial assumptions in the previous valuation (experience adjustments) and changes in actuarial assumptions.  They are recognized in full in the statement of recognized income and expense in the period in which they arise.  The surplus or deficit in plans at the balance sheet date is reported as part of the Group’s consolidated net assets.  Under IFRS, the valuations of the assets and liabilities of the Group’s most significant plans have been updated to the balance sheet date.

Under U.S. GAAP, the annual pension cost for the year is also based on an actuarial valuation at the start of the financial period.  The current service cost, interest and the expected return on assets are all charged or credited to profit from operations for the year.  Cumulative differences caused by changes in actuarial assumptions and any differences between the actual and expected returns on the plans’ assets are amortized over the employees’ average remaining service lives through profit from operations.

Prior to the adoption of SFAS No. 158 “Employers Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132 (R)” (“SFAS 158”), when a pension plan had an accumulated benefit obligation which exceeded the fair value of the plan assets, SFAS 87 required the unfunded amount to be recognized as a minimum liability in the balance sheet under U.S. GAAP. The offset to the liability was recorded as an intangible asset up to the amount of any unrecognized prior service cost, and thereafter directly in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income were transferred to net income over the average remaining service period if certain thresholds were met.

SFAS 158 requires an employer to recognize the over or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in other comprehensive income in the year in which the changes occur.  Because the funded status of benefit plans is now fully recognized, a minimum liability is no longer recognized. Retrospective application of SFAS 158 is not permitted and upon adoption of SFAS 158, the recognition of the over or underfunded status of the Group’s defined benefit pension plans is generally consistent with IAS 19, apart from small differences due to a bid-value of assets being applicable under IAS 19, with a mid-value of assets used under SFAS 158. Differences in recognition rules for actuarial gains and losses will continue to give rise to differences in periodic pension expense as measured under IFRS and U.S. GAAP.  The Group has adopted SFAS 158 prospectively from September 30, 2007.  There was no effect on the income statement as a result of the adoption of FAS 158.  The adoption of the standard resulted in an increase to the Group’s shareholders’ funds under U.S. GAAP as at September 30, 2007 of £142 million before tax and £99 million net of taxation.  The movement in minimum funding liability in the year was £33 million.

(ii)    Goodwill and other intangible assets

Historically under UK GAAP fair values were assigned to identifiable intangible assets only if they were capable of being disposed of or settled separately, without disposing of a business of the entity.  Under US GAAP identifiable assets are separately valued and amortized over their useful lives.  The separately identifiable intangible assets included in the US GAAP balance sheet are principally brand rights that are being amortized over their useful economic lives.

Over recent years there have been a number of changes in accounting policy for the treatment of goodwill in our home country financial statements.  The group has elected not to apply IFRS 3 retrospectively to business combinations that took place prior to transition to IFRS.  Therefore in our IFRS financial statements goodwill arising on previous acquisitions remains at the same carrying value as under UK GAAP.   In our IFRS financial statements goodwill acquired prior to 1 October 1999 was written off to reserves, consistent with the original UK GAAP accounting.  Goodwill on acquisitions from 1999 to 2004 was capitalized and amortized over periods not exceeding 20 years under UK GAAP, and was carried forward into the opening IFRS balance sheet.  From 2005, in accordance with IFRS 3, goodwill has been capitalized and tested annually for impairment, but has not been amortized.

Under U.S. GAAP goodwill has historically been capitalized.  Until 2002 it was amortized over estimated useful lives not exceeding 40 years, but from 2003 onwards in accordance with SFAS No. 142 it is no longer amortized.

These historical differences in relation to the identification and amortization of intangible assets and goodwill balances have created differences in the base value of such assets between IFRS and U.S. GAAP.

Useful lives of the separately identifiable intangible assets range from 20 to 40 years for U.S. GAAP purposes.  In those instances where we had identified brand intangibles under U.K. GAAP, the useful life was restricted to 20 years in line with the rebuttable presumption indicated in paragraph 19 of FRS 10.  On transition to IFRS, we reviewed the useful lives of these intangibles.  At this time we determined that the longer lives used for U.S. GAAP purposes were appropriate, but concluded that given the low value of intangibles under IFRS (the 2006 amortization charge was £6 million), the impact of amending the useful lives for IFRS purposes would not be material and therefore did not revise them.

Where there is no IFRS equivalent identifiable intangible, the adjustment to net income represents the U.S. GAAP amortization charge for the year, calculated on a straight-line basis over the useful lives of the assets.  In those cases where there is an equivalent identifiable intangible under IFRS, the adjustment to net income represents the difference between the charge for IFRS purposes, based on a maximum useful life of 20 years, and the lower charge for U.S. GAAP purposes, based on a longer useful life.  A reconciliation of brand intangibles between IFRS and U.S. GAAP is set out below:

(In £’s million)	IFRS	Goodwill U.S. GAAP adjustments	U.S.GAAP	IFRS	Trademarks U.S. GAAP adjustments	U.S.GAAP
Cost
As at October 1, 2006	3,446	(828)	2,618	508	3,150	3,658
Exchange movements	86	(26)	60	—	89	89
Acquisitions (note 24)	305	—	305	670	—	670
Additions	—	—	—	5	—	5
As at September 30, 2007	3,837	(854)	2,983	1,183	3,239	4,422

Amortization
As at October 1, 2006	—	—	—	58	462	520
Exchange movements	—	—	—	4	14	18
Amortization charge for the year	—	—	—	23	73	96
As at September 30, 2007	—			85	549	634

Net book value
As at September 30, 2007	3,837	(854)	2,983	1,098	2,690	3,788
As at October 1, 2006	3,446	(828)	2,618	450	2,688	3,138

(In £’s millions)	IFRS	Goodwill U.S. GAAP adjustments	U.S.GAAP	IFRS	Trademarks U.S. GAAP adjustments	U.S.GAAP
Cost
As at October 1, 2005	3,449	(834)	2,615	149	3,006	3,155
Exchange movements	(14)	6	(8)	(9)	(11)	(20)
Acquisitions (note 24)	11	—	11	—	—	—
Additions	—	—	—	368	155	523
As at September 30, 2006	3,446	(828)	2,618	508	3,150	3,658

Amortization
As at October 1, 2005	—	—	—	55	361	416
Exchange Movements	—	—	—	(3)	2	(1)
Amortization charge for the year	—	—	—	6	99	105
As at September 30,2006	—	—	—	58	462	520

Net book value
As at September 30, 2006	3,446	(828)	2,618	450	2,688	3,138
As at October 1, 2005	3,449	(834)	2,615	94	2,645	2,739

As detailed in note 9, during fiscal 2006, the Group acquired the worldwide Davidoff cigarette trademark, which the directors consider has an indefinite useful life. Under U.S. GAAP, EITF 98 -11 requires that where the amount paid differs to the tax base of the asset, the tax effect of the difference should be recorded as an adjustment to the carrying amount of the related asset and a related deferred tax effect. The adjustment to increase the carrying amount of the Davidoff cigarette trademark (and the corresponding deferred tax liability for the same value) at acquisition was £155 million. At September 30, 2007 exchange rate movements had increased the carrying amount to £159 million (although the corresponding deferred tax liability has been revised to reflect a change in the tax rate in Germany – see (v) below). Under IFRS no such adjustment to the carrying amount is required. In addition, there is a recognition exemption under IAS 12 “Income Taxes”, whereby no deferred tax liability is recorded for the difference between the amount paid and the tax base of the asset.

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

For the year ended September 30, 2005 financial instruments were accounted for in accordance with U.K. GAAP under which derivative financial instruments that reduce exposures on future transactions could be accounted for using hedge accounting.

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

Under U.S. GAAP for the fiscal year ended September 30, 2005, the Group accounted for employee share schemes in accordance with APB 25 “Accounting for Stock Issued to Employees”. Under APB 25, a compensation cost was recognized for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contained performance criteria, compensation cost was re-measured at each period end until all performance criteria had been met. The SAYE Scheme was regarded as compensatory and the discount is accrued over the vesting period of the grant.

Under U.S. GAAP for the fiscal year ended September 30, 2006 the Group adopted SFAS 123 (Revised), “Share Based Payments”  (“SFAS 123(R)”) with effect from October 1, 2005 using a modified prospective transition method, and the Group’s prior periods have not been restated to reflect, and do not include the impact of, SFAS 123 (R). Under SFAS 123 (R), share scheme awards are also fair valued at their grant date and included in the income statement over the vesting period of the options. Share based compensation expense is recognized ratably during the vesting period based on the portion of share based payment awards that is ultimately expected to vest. Under SFAS 123 (R), £1 million was charged for the year ended September 30, 2006 in respect of the cumulative effect of this change in accounting principle.

The Group operates a number of employee share schemes which are described within note 21. LTIP awards for all employees and the Share Matching Schemes for the Executive Directors are subject to a condition that the average growth in earnings per share over the period of the award after adjusting for U.K. inflation exceeds 3%. Under IFRS such awards are treated as equity-settled. On application of SFAS 123 (R), the condition linked to U.K. inflation is not regarded as a performance condition, as the performance target is set by reference to an index, rather than being fixed at the date of award. As the condition is not a service or market condition either as defined by SFAS 123 (R), the awards are accounted for as liabilities under U.S. GAAP, and revalued at every reporting date until the awards have vested.

Under U.S. GAAP the charge in the year ended September 30, 2007 in respect of employee share schemes is £19 million (2006: £18 million) compared to the charge under IFRS of £16 million (2006: £16 million).

Under both IFRS and U.S. GAAP the expected cost of compensated short term absences is recognized when employees provide services that give rise to the entitlement. The U.S. GAAP adjustment for employee related benefits in 2006 includes an immaterial amount in respect of prior years.

(v)    Deferred Tax

With the exception of the difference in respect of the initial recognition of deferred taxes on the acquisition of the Davidoff Cigarette trademark described in footnote (ii), there are no differences, as applied to the Group, between the accounting for income taxes under IAS 12 “Income Taxes”, and SFAS No. 109 “Accounting for Income Taxes”.

The deferred tax effect of the differences between IFRS and U.S. GAAP give rise to deferred tax differences related to net income of £90 million in 2007 (2006: £38 million) and in relation to shareholders’ equity of £867 million in 2007 (which results in a decrease in deferred tax assets of £5 million and a increase in deferred tax liabilities of £862 million) and £959 million in 2006 (which resulted in an increase in deferred tax assets of £13 million and a increase in deferred tax liabilities of £972 million).

In relation to identified intangibles, the difference between IFRS and U.S. GAAP values of £2,690  million (2006: £2,688 million) gives rise to a deferred tax liability of £860 million (2006: £915 million) reflecting rates prevailing in the appropriate jurisdictions, generally between 25% and 35%. The deferred tax credit to income in the current year includes the benefit of a reduction in the rate of deferred tax applying to the Davidoff intangible from 40% to 30%, giving rise to a credit of £39  million. No deferred tax is provided on differences in goodwill between IFRS and U.S. GAAP.

Deferred tax on pensions and employee related benefits is determined on the basis of the rates applying in the relevant jurisdictions, principally the U.K.(28%) and Germany (30%).

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

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS 128.

(In £’s million)	2005		2006		2007
Numerator:
Numerator for basic and diluted net income per ordinary share	680		778		917
Denominator (number of shares):
Denominator for basic net income per ordinary share	721,523,004		696,334,738		673,826,255
Effect of Common Stock Equivalents (number of shares):
Employees share options	3,194,467		3,155,232		2,783,725
Denominator for diluted net income per ordinary share	724,717,471		699,489,970		676,609,980

Basic net income per ordinary share before cumulative effect of accounting change	94.2	p	111.8	p	136.1	p
Cumulative effect of change in accounting principle	—		(0.1	)p	—
Basic net income per ordinary share	94.2	p	111.7	p	136.1	p
Basic net income per ADS before cumulative effect of accounting change	188.4	p	223.6	p	272.2	p
Cumulative effect of change in accounting principle	—		(0.2	)p	—
Basic net income per ADS	188.4	p	223.4	p	272.2	p
Diluted net income per ordinary share before cumulative effect of accounting change	93.8	p	111.3	p	135.5	p
Cumulative effect of change in accounting principle	—		(0.1	)p	—
Diluted net income per ordinary share	93.8	p	111.2	p	135.5	p
Diluted net income per ADS before cumulative effect of accounting change	187.6	p	222.6	p	271.0	p
Cumulative effect of change in accounting principle	—		(0.2	)p	—
Diluted net income per ADS	187.6	p	222.4	p	271.0	p

Each ADS represents two Imperial Tobacco Group PLC ordinary shares.

(vii)   U.S. GAAP equity roll forward

Shareholders’ equity roll forward prepared in accordance with U.S. GAAP is as follows:

(In £’s million)	2006	2007
Balance at the beginning of the year	1,807	1,503
Net income	778	917
Actuarial gains on retirement benefits	—	175
Deferred tax on actuarial gains and losses taken directly to reserves	(24)	(25)
Deferred tax on other items taken directly to reserves	8	—
Proceeds from sale of shares held by Employee Share Ownership Trusts	7	7
Purchase of shares held by Employee Share Ownership Trusts	(55)	(55)
Cost of employees’ services by share schemes	4	20
Increase in own shares held as treasury shares	(556)	(105)
Dividend paid	(406)	(434)
Other movements	3	—
Exchange movements	(63)	80
Balance at end of year	1,503	2,083

(viii) Impact of new accounting standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken in the tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). For periods beginning after November 15, 2007 this statement defines fair value, establishes a framework for measuring fair value where that measurement attribute is permitted or required by other accounting pronouncements, and expands disclosures about fair value measurements, but does not require any new fair value measurements. The Company is currently assessing the likely impact of SFAS 157 on the results and net assets of the Group.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). This provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including the requirements for disclosures regarding fair value measurement included in SFAS 157 and SFAS 107. The statement is effective for fiscal years beginning after November 15, 2007. It is not expected to have a material effect on the results or net assets of the Group.

31           Principal subsidiaries

The principal wholly owned subsidiaries of the Group, all of which are unlisted, are shown below. All of the wholly owned subsidiaries were held throughout the year except for Commonwealth Brands Inc. which was acquired on April 2, 2007 (note 24) and Imperial Tobacco Holdings (3) Limited which was incorporated on March 6, 2007.

Registered in England and Wales

Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the U.K.
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings (2007) Limited	Holding investments in subsidiary companies
Imperial Tobacco Overseas Holdings (3) Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Sinclair Collis Limited	Cigarette vending in the U.K.

Incorporated overseas

Name and country of incorporation	Principal activity
Commonwealth Brands Inc., U.S.	Manufacture, marketing and sale of tobacco products in the U.S.
Dunkerquoise des Blends S.A., France	Tobacco processing in France
Ets. L. Lacroix Fils N.V., Belgium	Manufacture, marketing and sale of tobacco products in Belgium
Gunnar Stenberg AS, Norway	Marketing and sale of tobacco products in Norway
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco CR s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Imperial Tobacco France S.A.S., France	Marketing of tobacco products in France
Imperial Tobacco Hellas S.A., Greece	Marketing and sale of tobacco products in Greece
Imperial Tobacco Italy Srl, Italy	Marketing of tobacco products in Italy
Imperial Tobacco Magyarorszäg Dohänyforgalmazö Kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco Mullingar, Republic of Ireland	Manufacture of fine cut tobacco in the Republic of Ireland
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Sigara ve Tutunculuck Sanayi ve Ticaret A.S., Turkey	Marketing and sale of tobacco products in Turkey
Imperial Tobacco Slovakia A.S., Slovak Republic	Manufacture, marketing and sale of tobacco products in the Slovak Republic
Imperial Tobacco Tutun Urunleri Satis ve Pazarlama A.S., Turkey	Manufacture of tobacco products in Turkey
Imperial Tobacco Ukraine, Ukraine	Marketing and sale of tobacco products in Ukraine
John Player & Sons Limited, Republic of Ireland	Marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S, France	Holding investments in subsidiary companies

Incorporated overseas

Name and country of incorporation	Principal activity
Van Nelle Canada Limited, Canada	Manufacture of tubes and sale of tobacco products in Canada
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture, marketing and sale of tobacco products in The Netherlands

The principal partly owned subsidiaries of the Group held throughout the year are shown below. All are unlisted unless otherwise indicated.

Incorporated overseas

Name and country of incorporation	Principal activity	% Owned(1)
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	99.9
Imperial Tobacco Production Ukraine, Ukraine	Manufacture of cigarettes in Ukraine	99.8
Reemtsma Kyrgyzstan OJSC, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Skruf Snus AB, Sweden	Manufacture, marketing and sale of tobacco products in Sweden	43.0
Société Ivoirienne des Tabacs S.A.(2), Ivory Coast	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74.1
Tobačna Ljubljana d.o.o., Slovenia	Marketing and sale of tobacco products in Slovenia	76.5
Tutunski Kombinat AD, Macedonia	Manufacture, marketing and sale of tobacco products in Macedonia	99.1

(1)          The percentage of issued share capital held by immediate parent and the effective voting rights of the Group are the same, with the exception of Tobacna Ljubljana d.o.o. in which the Group holds a 99% interest.

(2)          Listed on the Stock Exchange of the Ivory Coast.

In addition, the Group also wholly owns the following partnership:

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of tubes in Germany
Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.

The consolidated Group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings (2007) Limited, which is wholly owned by the Company, none of the shares in the subsidiaries is held by the Company. A full list of subsidiaries is attached to the Annual Return of the Company available from Companies House, Crown Way, Cardiff CF14 3UZ, U.K..

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

•                  Elimination of intercompany sales; and

•                  Elimination of equity in earnings of subsidiaries.

INCOME STATEMENT

	For the year ended September 30, 2007
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Revenue	—	—	4,808	9,408	(1,872)	12,344
Duty and similar items	—	—	(3,907)	(5,602)	445	(9,064)
Other cost of sales	—	—	(233)	(2,184)	1,427	(990)
Cost of sales	—	—	(4,140)	(7,786)	1,872	(10,054)
Gross profit	—	—	668	1,622	—	2,290
Distribution, advertising and selling costs	—	—	(108)	(551)	—	(659)
Administrative expenses	(6)	—	(116)	(91)	—	(213)
Profit from operations	(6)	—	444	980	—	1,418
Income from shares in Group undertakings	550	—	91	724	(1,365)	—
Profit before finance costs	544	—	535	1,704	(1,365)	1,418
Net finance costs	—	—	(83)	(98)	—	(181)
Profit before taxation	544	—	452	1,606	(1,365)	1,237
Taxation	—	—	(36)	(289)	—	(325)
Profit after taxation	544	—	416	1,317	(1,365)	912
Equity income/(loss)	361	—	736	—	(1,097)	—
Profit for the year	905	—	1,152	1,317	(2,462)	912
Attributable to:
Equity holders of the Company	905	—	1,152	1,310	(2,462)	905
Minority interests	—	—	—	7	—	7

INCOME STATEMENT

	For the year ended September 30, 2006
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Revenue	—	—	4,657	9,092	(2,073)	11,676
Duty and similar items	—	—	(3,847)	(5,335)	668	(8,514)
Other cost of sales	—	—	(214)	(2,204)	1,405	(1,013)
Cost of sales	—	—	(4,061)	(7,539)	2,073	(9,527)
Gross profit	—	—	596	1,553	—	2,149
Distribution, advertising and selling costs	—	—	(99)	(528)	—	(627)
Administrative expenses	(9)	—	(100)	(102)	—	(211)
Profit from operations	(9)	—	397	923	—	1,311
Income from shares in Group undertakings	1,018	—	868	6,222	(8,108)	—
Profit before finance costs	1,009	—	1,265	7,145	(8,108)	1,311
Net finance costs	—	—	(63)	(80)	—	(143)
Profit before taxation	1,009	—	1,202	7,065	(8,108)	1,168
Taxation	—	—	(23)	(287)		(310)
Profit after taxation	1,009	—	1,179	6,778	(8,108)	858
Equity income/(loss)	(158)	—	(112)	—	270	—
Profit for the year	851	—	1,067	6,778	(7,838)	858
Attributable to:
Equity holders of the Company	851	—	1,067	6,771	(7,838)	851
Minority interests	—	—	—	7	—	7

INCOME STATEMENT

	For the year ended September 30, 2005
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Revenue	—	—	4,592	8,553	(1,916)	11,229
Duty and similar items	—	—	(3,817)	(4,654)	365	(8,106)
Other cost of sales	—	—	(225)	(2,327)	1,551	(1,001)
Cost of sales	—	—	(4,042)	(6,981)	1,916	(9,107)
Gross profit	—	—	550	1,572	—	2,122
Distribution, advertising and selling costs	—	—	(96)	(560)	—	(656)
Administrative expenses	(6)	—	(107)	(113)	—	(226)
Profit from operations	(6)	—	347	899	—	1,240
Income from shares in Group undertakings	1,105	—	770	2,733	(4,608)	—
Profit before finance costs	1,099	—	1,117	3,632	(4,608)	1,240
Net finance costs	—	—	(78)	(84)	—	(162)
Profit before taxation	1,099	—	1,039	3,548	(4,608)	1,078
Taxation	—	—	(73)	(215)	—	(288)
Profit after taxation	1,099	—	966	3,333	(4,608)	790
Equity income/(loss)	(315)	—	18	—	297	—
Profit for the year	784	—	984	3,333	(4,311)	790
Attributable to:
Equity holders of the Company	784	—	984	3,327	(4,311)	784
Minority interests	—	—	—	6	—	6

BALANCE SHEET DATA

	As at September 30, 2007
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Non-current assets
Intangible assets	—	—	7	1,636	3,307	4,950
Property, plant and equipment	—	—	143	497	—	640
Investments in associates	—	—	—	4	—	4
Investments in subsidiary undertakings	1,110	—	2,296	65,989	(69,395)	—
Retirement benefit assets	—	—	586	16	—	602
Trade and other receivables	—	—	—	7	—	7
Deferred tax assets	—	—	—	52	—	52
	1,110	—	3,032	68,201	(66,088)	6,255

Current assets
Inventories	—	—	84	981	(67)	998
Trade and other receivables	9	304	859	42,851	(42,769)	1,254
Current tax assets	—	—	—	50	—	50
Cash and cash equivalents	—	—	225	155	—	380
Derivative financial instruments	—	—	—	71	—	71
	9	304	1,168	44,108	(42,836)	2,753
Total assets	1,119	304	4,200	112,309	(108,924)	9,008

Current liabilities
Borrowings	(1)	—	(105)	(961)	—	(1,067)
Derivative financial instruments	—	—	—	(219)	—	(219)
Trade and other payables	—	—	(962)	(43,400)	42,769	(1,593)
Current tax liabilities	—	—	(26)	(241)	—	(267)
Provisions	—	—	—	(26)	—	(26)
	(1)	—	(1,093)	(44,847)	42,769	(3,172)

Non-current liabilities
Borrowings	—	(304)	—	(3,749)	—	(4,053)
Trade and other payables	—	—	—	(405)	400	(5)
Deferred tax liabilities	—	—	(184)	(24)	—	(208)
Retirement benefit liabilities	—	—	—	(397)	—	(397)
Provisions	—	—	(2)	(30)	—	(32)
	—	(304)	(186)	(4,605)	400	(4,695)
Total liabilities	(1)	(304)	(1,279)	(49,452)	43,169	(7,867)
Net assets	1,118	—	2,921	62,857	(65,755)	1,141

Equity
Share capital	73	—	11	11,029	(11,040)	73
Shareholders’ equity	1,045	—	2,910	51,810	(54,720)	1,045
Equity attributable to equity holders of the Company	1,118	—	2,921	62,839	(65,760)	1,118
Minority interests	—	—	—	18	5	23
Total equity	1,118	—	2,921	62,857	(65,755)	1,141

BALANCE SHEET DATA

	As at September 30, 2006
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Non-current assets
Intangible assets	—	—	7	778	3,125	3,910
Property, plant and equipment	—	—	141	439	—	580
Investments in associates	—	—	—	5	—	5
Investments in subsidiary undertakings	818	—	1,521	47,001	(49,340)	—
Retirement benefit assets	—	—	374	23	—	397
Trade and other receivables	—	—	—	19	—	19
Deferred tax assets	—	—	—	71	—	71
	818	—	2,043	48,336	(46,215)	4,982

Current assets
Inventories	—	—	75	781	(67)	789
Trade and other receivables	2	318	745	35,629	(35,627)	1,067
Current tax assets	—	—	—	13	—	13
Cash and cash equivalents	—	—	4	259	—	263
Derivative financial instruments	—	—	—	29	—	29
	2	318	824	36,711	(35,694)	2,161
Total assets	820	318	2,867	85,047	(81,909)	7,143

Current liabilities
Borrowings	(241)	—	(46)	(835)	—	(1,122)
Derivative financial instruments	—	—	—	(119)	—	(119)
Trade and other payables	—	—	(1,049)	(36,321)	35,937	(1,433)
Current tax liabilities	—	—	(20)	(252)	—	(272)
Provisions	—	—	(10)	(46)	—	(56)
	(241)	—	(1,125)	(37,573)	35,937	(3,002)

Non-current liabilities
Borrowings	—	(318)	—	(2,612)	—	(2,930)
Trade and other payables	—	—	—	(405)	400	(5)
Deferred tax liabilities	—	—	(134)	(1)	—	(135)
Retirement benefit liabilities	—	—	—	(434)	—	(434)
Provisions	—	—	(2)	(37)	—	(39)
	—	(318)	(136)	(3,489)	400	(3,543)
Total liabilities	(241)	(318)	(1,261)	(41,062)	36,337	(6,545)
Net assets	579	—	1,606	43,985	(45,572)	598

Equity
Share capital	73	—	11	9,382	(9,393)	73
Shareholders’ equity	506	—	1,595	34,588	(36,183)	506
Equity attributable to equity holders of the Company	579	—	1,606	43,970	(45,576)	579
Minority interests	—	—	—	15	4	19
Total equity	579	—	1,606	43,985	(45,572)	598

Certain balances for parent and subsidiary guarantor information in the table above for 2006 have been reclassified from current assets and current liabilities into investments in subsidiary undertakings.

CASH FLOW DATA

	For the year ended September 30, 2007
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Cash flows from operating activities	(13)	—	524	488	—	999
Net cash used in investing activities	—	—	(25)	(15,794)	14,735	(1,084)
Net cash generated by/(used in) financing activities	13	—	(278)	15,189	(14,735)	189
Net increase in cash and cash equivalents	—	—	221	(117)	—	104

Cash and cash equivalents at start of year	—	—	4	259	—	263
Effect of foreign exchange rates	—	—	—	13	—	13
Cash and cash equivalents at end of year	—	—	225	155	—	380

CASH FLOW DATA

	For the year ended September 30, 2006
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Cash flows from operating activities	(11)	—	453	713	—	1,155
Net cash used in investing activities	—	—	(28)	(1,354)	892	(490)
Net cash used in financing activities	10	—	(431)	658	(892)	(655)
Net increase in cash and cash equivalents	(1)	—	(6)	17	—	10

Cash and cash equivalents at start of year	1	—	10	245	—	256
Effect of foreign exchange rates	—	—	—	(4)	—	(4)
Adjustments relating to adoption of IAS 39 from October 1, 2005	—	—	—	1	—	1
Cash and cash equivalents at end of year	—	—	4	259	—	263

CASH FLOW DATA

	For the year ended September 30, 2005
Amounts in accordance with IFRS			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Cash flows from operating activities	(6)	—	411	738	—	1,143
Net cash used in investing activities	—	—	(29)	2,285	(2,321)	(65)
Net cash used in financing activities	(7)	—	(387)	(3,096)	2,321	(1,169)
Net decrease in cash and cash equivalents	(13)	—	(5)	(73)	—	(91)

Cash and cash equivalents at start of year	14	—	15	310	—	339
Effect of foreign exchange rates	—	—	—	8	—	8
Cash and cash equivalents at end of year	1	—	10	245	—	256

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2007			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Profit attributable to equity holders of the Company under IFRS	905	—	1,152	1,310	(2,462)	905
U.S. GAAP adjustments:
Pensions	—	—	—	(2)	—	(2)
Amortization of other intangible assets	—	—	—	(73)	—	(73)
Employee related benefits	—	—	(2)	(1)	—	(3)
Deferred tax on adjustments	—	—	—	90	—	90
Equity income/(loss)	12	—	14	—	(26)	—
Net income under U.S. GAAP	917	—	1,164	1,324	(2,488)	917
Equity attributable to equity holders of the Company under IFRS	1,118	—	2,921	62,839	(65,760)	1,118
U.S. GAAP adjustments:
Pensions	—	—	6	—	—	6
Goodwill	—	—	—	(854)	—	(854)
Other intangible assets	—	—	—	2,690	—	2,690
Employee related benefits	—	—	(8)	(2)	—	(10)
Deferred tax on adjustments	—	—	—	(867)	—	(867)
Equity accounting adjustment	965	—	967	—	(1,932)	—
Shareholders’ funds under U.S. GAAP	2,083	—	3,886	63,806	(67,692)	2,083

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2006			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Profit attributable to equity holders of the Company under IFRS	851	—	1,067	6,771	(7,838)	851
U.S. GAAP adjustments:
Pensions	—	—	—	1	—	1
Amortization of other intangible assets	—	—	—	(99)	—	(99)
Employee related benefits	—	—	(2)	(11)	—	(13)
Deferred tax on adjustments	—	—	—	38	—	38
Equity income/(loss)	(73)	—	(71)	—	144	—
Net income under U.S. GAAP	778	—	994	6,700	(7,694)	778
Equity attributable to equity holders of the Company under IFRS	579	—	1,606	43,970	(45,576)	579
U.S. GAAP adjustments:
Pensions	—	—	—	35	—	35
Goodwill	—	—	—	(828)	—	(828)
Other intangible assets	—	—	—	2,688	—	2,688
Employee related benefits	—	—	(9)	(3)	—	(12)
Deferred tax on adjustments	—	—	—	(959)	—	(959)
Equity accounting adjustment	924	—	933	—	(1,857)	—
Shareholders’ funds under U.S. GAAP	1,503	—	2,530	44,903	(47,433)	1,503

RECONCILIATION OF CONDENSED CONSOLIDATED STATEMENTS TO U.S. GAAP

Year ended September 30, 2005			Subsidiary	Non- Guarantor	Elimination	Consolidated
(In £’s million)	Parent	Issuer	Guarantor	Subsidiaries	Entries	Total
Profit attributable to equity holders of the Company under IFRS	784	—	984	3,327	(4,311)	784
U.S. GAAP adjustments:
Pensions	—	—	—	(2)	—	(2)
Amortization of other intangible assets	—	—	—	(100)	—	(100)
Mark to market adjustments	—	—	—	(35)	—	(35)
Employee related benefits	—	—	(6)	(3)	—	(9)
Deferred tax on adjustments	—	—	—	42	—	42
Equity income/(loss)	(104)	—	(98)	—	202	—
Net income under U.S. GAAP	680	—	880	3,229	(4,109)	680

The net pension surplus arising from the UK pension scheme has been reclassified in the IFRS figures in the tables above for the years ended September 30, 2006 and September 30, 2005 from non guarantor subsidiaries to subsidiary guarantor on the basis that under IFRS the surplus should be accounted for as a defined benefit plan in the sponsoring employer’s accounts. Similarly the related defined benefit income statement credit has been reclassified from non guarantor subsidiaries to subsidiary guarantor.

Reclassifications from non guarantor subsidiaries to subsidiary guarantor have been made in the income statement of pensions (2006: £42 million; 2005: £14 million), deferred tax (2006: £13 million; 2005: £4 million) and equity income/(loss) (2006: £29 million; 2005: £10 million). Reclassifications from non guarantor subsidiaries to subsidiary guarantor have been made in the balance sheet of pensions (2006: £374 million; 2005: £333 million), deferred tax (2006: £118 million; 2005: £104 million) and trade receivables (2006: £256 million; 2005: £229 million).

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

4.11	Profit Pooling Agreement, dated May 15, 2002, between Imperial Tobacco Holdings Germany GmbH & Co. and Reemtsma (incorporated by reference to Exhibit 4.12 to the 2002 20-F Registration Statement).

4.12

Prospectus dated January 13, 2006 for Euro 10,000,000,000 Debt Issuance Program (Euro Medium Term Note Program) of Imperial Tobacco Finance PLC and Imperial Tobacco Finance (2) PLC, guaranteed by Imperial Tobacco, with 14 banks in dealer group, including J.P. Morgan Cazenove as arranger.

Exhibit No.	Description

4.13

Share Purchase Agreement dated 23 August, 2006 between Tchibo Holding Aktiengesellschaft, Reemtsma Cigarettenfabriken GmbH and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 4.15 to the 2006 20-F Registration Statement)

4.14	Share Purchase Agreement dated as of February 8, 2007 between MAUI Acquisition Corporation (subsequently renamed ITG Holdings USA, Inc.) and Houchens Industries, Inc.

4.15

Financing Agreement dated February 8, 2007 among Imperial Tobacco Finance PLC, Imperial Tobacco Finance (2) PLC, Imperial Tobacco Enterprise Finance Limited, Imperial Tobacco Group PLC, Imperial Tobacco Limited, Citigroup Global Markets Limited, The Royal Bank of Scotland PLC and the other lenders named therein.

4.16	Agreement dated July 18, 2007 between Imperial tobacco Group PLC and Altadis S.A.

4.17

Facility Agreement dated July 18, 2007 among Imperial Tobacco Finance PLC, Imperial Tobacco Enterprise Finance Limited, Imperial Tobacco Limited, Imperial Tobacco Group PLC, The Royal Bank of Scotland PLC and the other lenders named therein.

4.18	Equity Bridge Facility Agreement dated July 18, 2007 among Imperial Tobacco Group PLC, Imperial Tobacco Limited, Citibank International PLC and the other lenders named therein.

4.19

Underwriting Agreement dated July 18, 2007 among Imperial Tobacco Group PLC, Hoare Govett Limited, Morgan Stanley & Co. International Limited, Citigroup Global Markets U.K. Equity Limited, Citigroup Global Markets Limited and Lehman Brothers International (Europe).

8.1	The list of Imperial Tobacco’s subsidiaries is incorporated by reference to Note 31 of the Notes to Consolidated Financial Statements included in this annual report.

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 to the 2003 20-F Registration Statement).

12.1	Certification of Chief Executive pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Finance Director pursuant to 15 U.S.C. Section 78m(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive and Finance Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Consent of PricewaterhouseCoopers LLP to the incorporation by reference of the audit report contained in this Form 20-F into Imperial Tobacco Group PLC’s registration statement on Form S-8 (File No. 333-124333) filed with the SEC on April 26, 2005, Form S-8 (File No. 333-124335) filed on April 26, 2005, Form S-8 (File No. 333-134158) filed on May 16, 2006, and on form S-8 (File No. 333-142607) filed on May 4, 2007.